Form 40-F
TELUS CORP
filed 2003-04-28
CIK 868675

===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549
                                 FORM 40-F
==============================================================================

[ ] Registration statement pursuant to section 12 of the Securities Exchange
    Act of 1934    Or

              [X] Annual report pursuant to section 13(a) or 15(d)
                   Of the Securities Exchange Act of 1934

                 For the fiscal year ended December 31, 2002
                    Commission File Number 000-24876

                          TELUS Corporation
           (Exact Name of Registrant as specified in its charter)

                       British Columbia, Canada
      (Province or other jurisdiction of incorporation or organization)

                                   4812

     (Primary Standard Industrial Classification Code Number (if applicable)

                         21st Floor, 3777 Kingsway
                 Burnaby, British Columbia  V5H 3Z7, Canada
                             (604) 432-2044

    (Address and telephone number of Registrant's principal executive offices)

             CT Corporation System, 111 Eighth Avenue, 13th Floor
                         New York, New York 10011
                             (212) 590-9200

         (Name, Address (including zip code) and Telephone Number of Agent for Service in the United States)

          Securities registered pursuant to section 12(b) of the Act.

						Name of each exchange
	Title of Class                          On Which Registered
	--------------			        -------------------
	Non-Voting Shares			New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                         None
                                   (Title of Class)

     Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.

                6.75% Convertible Unsecured Subordinated Debentures
                      Warrants to Purchase Non-Voting Shares
                               7.00% Notes due 2007
                               8.00% Notes due 2011
                                (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:



   [X] Annual information form      [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2002:

187, 271, 994 Common Voting Shares and 158, 407, 931 Non-Voting Shares.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

 		     Yes_____   82-_____  No__X__

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
                     Yes __X__	No_____

INCORPORATION BY REFERENCE

The Exhibits to this report are incorporated by reference.

UNDERTAKING

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.


   Certification of CEO and CFO, as adopted pursuant to Section 302 of the
                       Sarbanes-Oxley Act of 2002

                        Controls and Procedures
Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision of and with the participation of the registrant's management, including our Chief Executive Officer and Chief Financial Officer who are our principal executive officer and principal financial officer respectively, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Act of 1934). Based on that evaluation our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.


                             Certifications

I, Darren Entwistle, President and Chief Executive Officer of TELUS Corporation, certify that:

1.  I have reviewed this annual report on Form 40-F of TELUS Corporation.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing equivalent function):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

April 22, 2003.

"Darren Entwistle"
____________________
Darren Entwistle
President and Chief Executive Officer

                             Certifications

I, Robert G. McFarlane, Executive Vice President and Chief Financial Officer of TELUS Corporation, certify that:

1.  I have reviewed this annual report on Form 40-F of TELUSC orporation.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing equivalent function):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

April 22, 2003.

"Robert G. McFarlane"
____________________
Robert G. McFarlane
Executive Vice President and Chief Financial Officer



EXHIBITS
The following documents are filed as exhibits to this Form 40-F:

Exhibit
Number		Document
------		--------

1. Certification of CEO and CFO, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

2. Annual Information Form dated April 21, 2003, with Management's Discussion and Analysis for the year ended December 31, 2002, attached as Appendix A thereto.

3. Audited Consolidated Financial Statements as at and for the year ended December 31, 2002.

4. Information Circular of the Company as of March 14, 2003.

5. Consent of Auditor.


SIGNATURES Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            TELUS Corporation

                                           "James W. Peters"
                                           _________________________
                                            James W. Peters
                                            Corporate Secretary

Date:  April 22, 2003.





EXHIBIT 1: Certification of CEO and CFO as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                  Certification of CEO and CFO Pursuant to
                        18 U.S.C. Section 1350,
                        as Adopted Pursuant to
                Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 40-F of TELUS Corporation (the "Company") for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Darren Entwistle], as Chief Executive Officer of the Company, and, Robert G. McFarlane, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C.
section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

   (1)	The Report fully complies with the requirements of Section 13(a) or
        15(d) of the Securities Exchange Act of 1934; and

   (2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

      "Darren Entwistle"
______________________________
Name:  Darren Entwistle
Title:   President and Chief Executive Officer
Date:   April 22, 2003

     "Robert G. McFarlane"
______________________________
Name:  Robert G. McFarlane
Title:   Executive Vice President and Chief Financial Officer
Date:   April 22, 2003

This certification accompanies the Report pursuant to section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to TELUS Corporation and will be retained by TELUS Corporation and furnished to the Securities and Exchange Commission or its staff upon request.


EXHIBIT 2: Annual Information Form dated April 21, 2003, with Management's Discussion and Analysis for the year ended December 31, 2002, attached as Appendix A thereto


==============================================================================

                            TELUS Corporation

                         annual information form

                  for the year ended December 31, 2002



                           April 22, 2003
==============================================================================

                         TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS						1
TELUS									1
GENERAL DEVELOPMENT OF TELUS AND ITS SUBSIDIARIES			2
OPERATIONS AND ORGANIZATION OF TELUS					3
DESCRIPTION OF THE BUSINESS						5
EMPLOYEE RELATIONS							9
CAPITAL ASSETS AND GOODWILL						11
ALLIANCES								12
   Long-term Relationship Agreement with Verizon			12
   Verizon software and related technology and services			12
   Genuity software and related technology and services			13
   Agreements among Canadian carriers					15
LEGAL PROCEEDINGS							15
FOREIGN OWNERSHIP RESTRICTIONS						16
REGULATION								17
   General								17
   Regulation of local services						17
   Regulation of long distance services					21
COMPETITION								23
SELECTED FINANCIAL INFORMATION						25
MANAGEMENT'S DISCUSSION AND ANALYSIS					26
DIVIDENDS DECLARED							26
DIRECTORS AND OFFICERS							27
MARKET FOR SECURITIES							30
ADDITIONAL INFORMATION							30
APPENDIX A:  MANAGEMENT'S DISCUSSION AND ANALYSIS			32
   Corporate background							32
   Developments in 2002							34
   Performance to 2002 targets and guidance				36
   Results of operations						39
   2003 Outlook								60
   Risks and Uncertainties						65

Exchange Rate Information TELUS publishes its consolidated financial statements in Canadian dollars. In this annual information form, except where otherwise indicated, all reference, to "dollars" or "$" are to Canadian dollars. The Bank of Canada noon spot exchange rate on April 22, 2003 was Cdn.$1.4471= U.S.$1.00. The following table sets forth, for the fiscal years and dates indicated, certain exchange rate information based on the noon spot rate:

	December 29, 2000					1.5002
	December 31, 2001					1.5926
	December 31, 2002					1.5796

FORWARD LOOKING STATEMENTS

This annual information form and the management's discussion and analysis annexed hereto, contain statements about expected future events and financial and operating results of TELUS Corporation ("TELUS" or the "Company") that are forward-looking and subject to risks and uncertainties. TELUS' actual results, performance or achievement could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. Factors that could cause actual results to differ materially include but are not limited to: general business and economic conditions in TELUS' service territories across Canada and future demand for services; competition in wireline and wireless services, including voice, data and Internet services and within the Canadian telecommunications industry generally; re-emergence from receivership of newly restructured competitors; levels of capital expenditures; success of operational and capital efficiency programs including maintenance of customer service levels; success of integrating acquisitions; network upgrades, billing system conversions, and reliance on legacy systems; implementation of new customer relationship management software; realization of tax savings; the impact of credit rating changes; availability and cost of capital including renewal of credit facilities; financial condition and credit risk of customers affecting collectibility of receivables; ability to maintain an accounts receivable securitization program; adverse regulatory action; attraction and retention of key personnel; collective labour agreement negotiations and outcome of conciliation efforts; future costs of retirement and pension obligations and returns on invested pension assets; technological advances; the final outcome of pending or future litigation; the effect of environmental, health and safety concerns and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents, including the annual report, and in other filings with securities commissions in Canada and the U.S.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

TELUS

TELUS was incorporated under the Company Act (British Columbia) (the "BC Company Act") on October 26, 1998 under the name BCT.TELUS Communications Inc. ("BCT"). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act ("CBCA") among BCT, BC TELECOM Inc. ("BC TELECOM") and TELUS Corporation ("TC"), BCT acquired all of the shares of each of BC TELECOM and TC in exchange for common shares and non-voting shares of BCT and BC TELECOM was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation. TELUS maintains its registered office at Floor 21, 3777 Kingsway, Burnaby, B.C. and its executive office at Floor 8, 555 Robson, Vancouver, B.C.

Subsidiaries of TELUS

The only material subsidiaries of TELUS are TELUS Communications Inc. ("TCI") and TELE-MOBILE Company ("TELUS Mobility"), each owning assets which constitute more than 10 per cent of the consolidated assets of TELUS as at December 31, 2002 and each generating sales and operating revenues which exceed 10 per cent of the consolidated sales and operating revenues of TELUS for the year ended December 31, 2002. TELUS owns 100 per cent of the voting shares in TCI directly, and 100 per cent of the partnership interests in TELUS Mobility indirectly.

In addition, TELUS Quebec Inc. ("TELUS (Quebec)") through its wholly-owned subsidiary, TELUS Communications (Quebec) Inc. ("TELUS Communications (Quebec)") and TELUS Enterprise Solutions Partnership ("TELUS Enterprise Partnership"), also provide communication services that form part of the TELUS Communications business segment.

The following organization chart sets forth these TELUS subsidiaries and partnerships, as well as their respective jurisdictions of incorporation or establishment and TELUS ownership:

                           [Organization Graph]

(1) There are outstanding preference and preferred shares of TCI, with no voting rights, which are listed and trading publicly. TCI issued two special redeemable subordinate preferred shares to TELUS Corporation on January 1, 2003.

In this annual information form, references to "TELUS" are to TELUS Corporation and all of its subsidiaries and partnerships as a whole, except where it is clear that these terms mean only TELUS Corporation. References to "TELUS Quebec" mean TELUS (Quebec) and, where the context requires, its subsidiaries.

GENERAL DEVELOPMENT OF TELUS AND ITS SUBSIDIARIES

General development and operations of TELUS

TELUS currently provides data, Internet protocol ("IP"), high-speed Internet and portals and local and long-distance voice services primarily through TCI and TELUS Quebec; information technology outsourcing and e-business solutions services primarily through TELUS Enterprises Partnership; and wireless data, IP, and voice services through TELUS Mobility. (See "Operations and organization of TELUS")

On October 20, 2000, TELUS acquired over 95 per cent of the outstanding shares of Clearnet Communications Inc. ("Clearnet Communications") pursuant to a take-over bid. The remaining Clearnet Communications shares not tendered pursuant to the takeover bid were acquired by TELUS through the compulsory acquisition procedures of the CBCA in January 2001. The purchase consideration for the Clearnet Communications shares was approximately $4.1 billion, which was satisfied by the payment of $2.2 billion in cash and the balance through the issuance of non-voting shares of TELUS.

On January 1, 2001, TELUS Communications (B.C.) Inc., TELUS Communications Inc., TELUS Mobility Cellular Inc. and 3759709 Canada Inc. amalgamated to form TELUS Communications Inc.

On July 1, 2001, through an internal reorganization, the wireless operations of TELUS Communications Inc. in Alberta and British Columbia ("B.C."), the wireless operations of TELUS Solutions (Quebec) Inc. in Quebec and the wireless operations of Clearnet PCS Inc. were transferred to TELUS Mobility. This effectively consolidated all of TELUS wireless operations into a single entity, TELUS Mobility.

On September 1, 2001, Clearnet PCS Inc. amalgamated with TELUS Communications Inc. pursuant to an internal reorganization to form TCI. On December 30, 2001, predecessor Clearnet Inc. and Clearnet Communications amalgamated to form Clearnet Inc. ("Clearnet"). On September 30, 2002, Clearnet was wound up into TCI.

As of December 31, 2002, TCI holds an approximate 99 per cent partnership interest and 3817873 Canada Inc., a subsidiary of TCI, holds less than a 1 per cent partnership interest, in TELUS Mobility.


OPERATIONS AND ORGANIZATION OF TELUS

TELUS is the largest telecommunications company in Western Canada and the second largest telecommunications company in Canada. TELUS is a leading Canadian telecommunications provider whose subsidiaries provide a full range of communication products and services. TELUS provides its communications services through two business segments: TELUS Communications and TELUS Mobility.

TELUS Communications is a full-service incumbent local exchange carrier ("ILEC") in Western Canada and Eastern Quebec offering local, long-distance, data, Internet and other services to consumers and businesses. TELUS Communications provides comprehensive local and long distance wireline services, data, IP, and managed services, and telecommunications equipment sales nationally. TELUS Mobility is a national facilities-based wireless provider with approximately three million subscribers. The business of TELUS Mobility includes the provision of digital Personal Communications Services ("PCS"), Enhanced Specialized Mobile Radio ("ESMR") services, wireless Internet and analogue cellular services.

The customer facing business units within the TELUS Communications segment are:

  * Consumer Solutions, which provides Internet, voice and entertainment services to households and individuals in Alberta and B.C.;

  * Business Solutions, which delivers innovative wireline, data, IP, and voice solutions to small and medium-sized businesses and entrepreneurs;

  * Client Solutions, which brings customized wireline, voice, data, IP, Information Technology ("IT") and e.business solutions to large multinational, corporate and public sector customers;

  * TELUS Quebec, which focuses on the unique needs of the Quebec marketplace by offering targeted businesses and consumers comprehensive and integrated wireline telecommunications solutions, including data, Internet and voice; and

  * Partner Solutions, which targets the wireline needs of wholesale customers, including telecommunications carriers, resellers, Internet service providers, wireless communications companies, competitive local access providers and cable TV operators.

The TELUS Communications customer facing business units receive essential support from the business capabilities units comprised of Business Transformation, Enterprise Marketing, Human Resources, Technology and Operations and TELUS Ventures, as well as, from the business enabling units comprised of Corporate Strategy, Corporate Affairs and Finance.

TELUS Mobility receives essential support for employee services, engineering, finance, information systems, legal, sales and marketing, operations, and regulatory from departments within TELUS Mobility.

TELUS' national growth strategy

Since the January 1999 merger transaction between BC TELECOM and TC, the Company has been pursuing a national wireline and wireless growth strategy outside Alberta and B.C. into the rest of Canada, most particularly into Central Canada. This is being implemented by both organic start-up operations and through a series of acquisitions.

On June 1, 2000, TELUS acquired approximately 70 per cent of the shares of The QuebecTel Group Inc., the second largest telecommunications provider in Quebec. It was subsequently renamed TELUS Quebec. On June 29, 2001, TELUS acquired the remaining 30 per cent of TELUS Quebec. TELUS Quebec provides TELUS with a regional full service presence in the province of Quebec and an established foundation of management, employees, systems and customer relationships with which to execute an expansion strategy targeted at businesses.

The acquisition of Clearnet Communications in October 2000 provided TELUS with two separate national digital wireless communications networks and subscribers, experienced management, employees, infrastructure and sales distribution system in Central and Eastern Canada. It also provided TELUS Mobility with PCS and wireless spectrum nationally.

In 2001, TELUS opened two world-class Intelligent Internet Data Centres ("IDCs") in Calgary and Toronto and completed six strategic acquisitions primarily focused on the provision of data and IP in Central Canada. The acquisitions added new customer relationships, skilled employees and a third IDC located in Toronto. TELUS has become a leading managed data hosting provider in Canada with TELUS' national network of IDCs.

That same year, the Company also activated its 10,000 kilometre coast-to-coast backbone fibre optic network, which interconnects cities between Halifax and Vancouver and extends into the United States ("U.S.") via points of presence in Albany, Buffalo, Chicago, Detroit, Seattle and New York City. This network is fully integrated with TELUS' extensive metropolitan networks in Alberta and B.C. and connects into networks under construction in Montreal, Ottawa, Toronto and other cities.

In 2002, TELUS Communications continued to expand its organic start-up operations in Central Canada by signing numerous long-term data, IP and long distance contracts worth more than $210 million. In addition, the Company has begun transforming its network to IP-based technology.

In addition, the Company sold non-core assets in 2000 and 2001 for proceeds of approximately $1.3 billion. These dispositions included the sale of real estate and the directory information, and exit from the equipment leasing business.

In 2001, TELUS Mobility extended wireless service into Winnipeg, Manitoba. In 2001 and 2002, TELUS completed the successful integration of the TELUS wireless operations in Alberta and B.C. with Clearnet Communications and QuebecTel Mobilite. In conjunction with the ongoing buildout of TELUS' wireless networks, in 2002, TELUS Mobility entered into certain enhanced and extended roaming/resale agreements with Bell Mobility and its affiliates and Aliant Wireless, a division of Aliant Telecom Inc. ("the Roaming/Resale Agreements"). These agreements expanded TELUS Mobility's ability to address the digital PCS market.

In 2002, TELUS Mobility launched a new next generation 1X wireless data network across Canada, and became Verizon Wireless' preferred roaming partner in Canada.


DESCRIPTION OF THE BUSINESS

TELUS is one of Canada's largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, IP, voice and wireless services to Central and Eastern Canada. The Company earns the majority of its revenue (voice local, voice contribution, voice long distance, data and mobility network) from access to, and usage of, the Company's telecommunication infrastructure. The majority of the balance of the Company's revenue (other and mobility equipment) arises from providing products that facilitate access to, and usage of, the Company's telecommunication infrastructure.

The wireline business segment is operated in TELUS Communications and the wireless business segment is operated in TELUS Mobility.

TELUS Communications - wireline business segment

TELUS Communications is an ILEC in Alberta, B.C. and Eastern Quebec where it provides comprehensive local, long distance, data, Internet and information services in its incumbent or ILEC territories and is a competitive local exchange carrier ("CLEC") offering services primarily in Central Canada through its non-incumbent or non-ILEC operations. TELUS Communications' ILEC operations service a population of approximately 7.2 million in its incumbent Western Canada service territory, and a population of approximately 544,000 in its incumbent Eastern Quebec territory. On a combined basis, the services of TELUS Communications accounted for revenue of $4,989.3 million for the year ended December 31, 2002, representing 71.2 per cent of the total revenue of TELUS for 2002.

In 2002, as part of its national growth strategy, TELUS continued to expand the provision of data and Internet and other services in its non-ILEC operations. In response to the changing environment since early 2002, TELUS made the improvement in profitability for its non-ILEC operations a priority. Efforts to advance TELUS' coast-to-coast network infrastructure continued through 2002. In June 2002, the TELUS Quebec Internet backbone was integrated into TELUS' national Internet backbone, thereby improving routing, connectivity and reliability for all of TELUS' Internet users. Also in June 2002, TELUS launched the Next Generation Network ("NGN") project, which could eventually support increased volumes of data transmissions and new applications like voice over Internet Protocol ("VoIP"). The NGN is expected to provide a variety of next generation capabilities and services to both residential and business customers, and to eventually eliminate the need for separate networks for voice, data and video services. TELUS successfully migrated business long distance and toll-free (such as 1-800) customers, and all calling card customers, to a new national long distance enhanced services platform.

        Local

Local wireline services allow customers to complete calls in their local calling areas and to access long distance networks, wireless networks and the Internet. Virtually all homes and businesses in the TELUS Communications incumbent service area have access to some or all of its local services. In addition to local calling, local services generally include enhanced calling features, such as call display, call waiting, call forwarding and voice mail; Centrex for business customers; public pay telephones; and competitive long distance carrier access. Local access or exchange service is the largest component of local wireline service, and is generally provided on a monthly flat rate basis.

TELUS Communications is competing outside its incumbent territory as a CLEC and has obtained approval to operate as a CLEC in certain targeted markets in Central Canada where it concentrates on providing business wireline services. TELUS is continuing to pursue CLEC status in other areas in Central and Eastern Canada.

CLECs operating in Canada provide service to their customers over facilities they have constructed or leased from ILECs in a given region or by reselling the local services of the ILECs (e.g. TELUS Communications). CLECs that use their own facilities or facilities leased from TELUS Communications are eligible to receive a subsidy when they provide service to residential customers living in areas where TELUS Communications, as an ILEC, receives a subsidy. (see "Regulation - Regulation of Local Services")

	Long distance

Wireline long distance services interconnect customers in different local calling areas, and also provide domestic and international connectivity. TELUS Communications offers its residential and business customers a range of long distance savings plans, billing options, and call options. The largest component of wireline long distance services is message toll services, which are transmitted through fibre optic cables, microwave radio systems, cable carrier systems and satellite channels. Message toll services are subject to revenue settlement arrangements with other communications carriers. National and international wireline long distance services are provided through TELUS Communications' new national network and by way of interconnection with the networks of other facilities-based carriers and resellers.

        Data, Internet and information services

TELUS Communications provides both "traditional" data services and "enhanced" data services. Traditional data services include circuit switched, packet switched and dedicated private lines. Enhanced data services are data services with greater functionality and growth potential than the traditional services. The major enhanced data services offered by TELUS Communications are Internet access, private intranets, wide area network outsourcing and electronic commerce. Customers may choose from a wide range of data services to suit the complexity of their requirements, including required speed and volume. TELUS Communications is the second largest Internet service provider in Alberta, B.C. and Quebec and is the third largest wireline Internet service provider in Canada. As at December 31, 2002, TELUS had 801,700 Internet subscribers, including 410,000 asymmetrical digital subscriber line ("ADSL") high-speed subscribers. The number of ADSL subscribers increased 91 per cent from 214,800 at the end of 2001. TELUS Communications has seen an increase in the use of data services such as business Intranets by business customers and in the use of personal computer access, Internet access and facsimile transmission by residential customers. TELUS also offers a range of advanced intelligent network services - services that can be customized to meet the specific needs of individual customers through software changes to network switches. These services include special number services such as toll free 1-800 and 1-900 and enhanced call routing.

TELUS Communications provides businesses with information technology services such as IT outsourcing, application development and sustainment and national IT consulting. As a leader in Web hosting services, TELUS Communications also offers managed hosting, co-location including shared Web and e-mail hosting services, media streaming, data storage and security services. In addition, TELUS Communications offers managed applications services and software such as online backup Web conferencing, expense management, customer relationship management and sales force automation. These services are available across Canada and can be enhanced by connection with TELUS Communications' infrastructure through points of presence in Regina, Saskatoon, Winnipeg, Burlington, Chatham, Hamilton, Kitchener, London, Mississauga, Oshawa, Ottawa, Toronto and Windsor, and throughout Alberta and B.C.

The following table sets forth certain statistical information with respect to TELUS Communications:


TELUS Communications 								    December 31
								2002 			2001 			2000
---------------------------------------------------------------------------------------------------------------------------------
Network access lines (000's)					4,911	              4,967	                4,944
Long distance ILEC market share, revenue based			  78%	                79%	                  77%
Local ILEC market share, access lines based			  97%	                98%	                  98%
Dial-up Internet net additions (000's) (1)			(63.4)	               41.8	                125.5
Dial-up Internet subscribers (000's) (1)			391.7                 455.1	                413.2
High-speed Internet net additions (000s) (2)			195.2                 131.2                      57.9
High-speed Internet subscribers (000's) (2)                      410.0                214.8                      83.6
Employees (3)						       18,677	             23,247	               21,810
---------------------------------------------------------------------------------------------------------------------------------

  (1) Internet net additions and year-end subscriber counts for 2002 include a reduction of approximately 21,100 dial-up subscribers and approximately 3,400 high-speed Internet subscribers as a result of a post-implementation review following billing system conversions.
  (2) 2001 and 2000 Internet amounts do not reflect the corporation reorganization that resulted in B.C. Internet subscribers being included in TCI's 2002 amounts.
  (3) Employees refer to regular employees for continuing operations.



TELUS Communications' network

TELUS Communications' network includes the Alberta and B.C. portion of the transcontinental high-density fibre optic transmission system used by the various ILECs across Canada. As part of TELUS' national strategy, TELUS Communications has also built its own national inter-city fibre optic backbone network that interconnects its existing Alberta/B.C. network with major centres in Ontario and Quebec. This fibre optic network commenced operations at the end of the first quarter of 2001, and is supplemented by new local fibre optic networks in 28 CLEC metropolitan areas. TELUS Communications' network also interconnects with the networks of Verizon Communications Inc. ("Verizon") and other carriers in the U.S. for the exchange of U.S. and international traffic.

TELUS Mobility - wireless business segment

TELUS Mobility is a major Canadian facilities based wireless service provider and offers a number of wireless services nationally as well as various services on a regional basis. TELUS Mobility is licensed to operate a national PCS network and analogue/digital cellular facilities in Alberta, B.C., and Eastern Quebec. TELUS Mobility also operates Canada's only national ESMR network. TELUS Mobility offers wireless voice and data services to consumers and businesses nationally on both the ESMR and the PCS/cellular networks, and competes in the prepaid and postpaid markets with three other major carriers in Canada. Together with TELUS' previous spectrum holdings, the acquisition of Clearnet and the provisional purchase of additional spectrum in the PCS spectrum auction held in early 2001, TELUS Mobility holds the leading mobile spectrum position of all wireless carriers within Canada. TELUS Mobility is also the leading wireless communications service provider in Canada in terms of ARPU, churn, and operating cash flow based on publicly available information. For the year ended December 31, 2002, TELUS Mobility accounted for revenue of $2,017.4 million, representing 28.8 per cent of the total revenue of TELUS for 2002.

In October 2001, TELUS Mobility entered into the Roaming/Resale Agreements, which extended and enhanced then existing roaming and resale arrangements by, among other things, reducing the wholesale pricing for such services to encourage the use of existing digital code division multiple access ("CDMA") networks. The implementation in 2002 of these agreements expanded TELUS Mobility's addressable PCS market by approximately 6 million people to over 27 million while allowing TELUS Mobility to avoid capital expenditures of approximately $800 million over the 10-year term of the agreements. In November 2002, these Roaming/Resale Agreements were amended to include 1X network services.

The following table sets forth certain statistical information with respect to TELUS Mobility:

TELUS Mobility - pro forma (1)							     December 31
---------------------------------------------------------------------------------------------------------------------------------
								2002			2001			2000
---------------------------------------------------------------------------------------------------------------------------------
Net subscriber additions (000's)				  418			  418	                  474
Gross subscriber additions (000's)				1,017			  985			  924
Wireless subscribers (000's) (2)				2,996			2,578			2,160
Penetration rate (3)						 10.9%			 10.5%			  9.1%
Wireless market share, subscriber based				 25.0%			 24.1%			 24.5%
Average monthly revenue per subscriber unit ("ARPU") (2) 	 $55			 $57			 $59
Minutes of use per subscriber per month ("MOU")		         290			 270			 271
Cost of acquisition, per gross addition (2) 			$497			$502			 $537
Monthly deactivations (churn rate) (2)				 1.8%			  2.0%			  2.0%
Digital population coverage (millions) (4)			27.4			 24.2			 22.6
Total population coverage (millions) (4)			27.5			 24.6			 23.7
Employees (5)						        4,941			4,518			4,378
---------------------------------------------------------------------------------------------------------------------------------

(1) Figures are for the reported TELUS Mobility segment for 2002 and 2001, and for 2000 are the pro forma combined operations of TELUS Mobility in Alberta and B.C., Clearnet Communications and QuebecTel Mobilite (now TELUS Mobilite) in Quebec.

(2) Subscribers,churn, ARPU and marketing cost of acquisition per gross addition for 2000 were adjusted to align with the definitions used by TELUS Mobility (pre-acquisitions), Clearnet Communications and TELUS Mobilite in Quebec. This includes a decrease of approximately 13,100 to the December 31, 2000 postpaid subscriber total partly offset by an increase of 4,100 to reflect inclusion of Cellular Digital Packet Data ("CDPD") subscribers not previously counted. Cost of acquisition, as adjusted, includes rebranding, retention and migration costs.
(3) Subscribers divided by population coverage.
(4) Includes expanded coverage of a population of 6 million in the PCS coverage area (POPs) due to the Roaming/Resale Agreements.
(5) Employees refer to regular employees for continuing operations.



TELUS Mobility networks

TELUS Mobility owns and operates a national digital PCS network, and analogue and digital cellular networks in Alberta, B.C., and Eastern Quebec, with 45 MHz of spectrum throughout all major population regions of Canada. TELUS has combined these networks and markets under one brand. Substantially all of TELUS Mobility's digital subscribers are provided extended coverage in Canada, the U.S. and various other countries through analogue and digital roaming arrangements with other carriers by means of dual-mode or tri-mode, dual-band handsets.

TELUS Mobility also owns and operates an ESMR digital wireless business communications service under the MikeTM trademark using the integrated digital enhanced network ("iDEN") technology. The Mike network covers the larger population centers and surrounding areas in Alberta, B.C., Manitoba, Ontario and Quebec (including Montreal and Toronto), and many non-urban areas in Ontario, Quebec and Western Canada. The Mike network utilizes frequencies in the 800 MHz range which have propagation advantages over higher frequencies such as those used in digital 1900 MHz PCS networks, resulting in more cost effective geographic coverage. While the amount of 800 MHz spectrum licensed to TELUS Mobility varies by region, TELUS Mobility has in excess of 10 MHz of spectrum available for its Mike network in Montreal, Toronto and Vancouver, Canada's three most populous metropolitan areas. The Mike service is marketed primarily through independent and corporate-owned dealers to businesses and other organizations as a digital PCS-like service with the added unique benefit of Mike's Direct Connect functionality, which provides low-cost instant connectivity for work groups.

TELUS Mobility also operates analogue specialized mobile radio ("SMR") systems in most major urban centres in Canada. TELUS Mobility operates paging networks in Alberta, B.C., and Eastern Quebec.

EMPLOYEE RELATIONS

As at December 31, 2002, TELUS had a total of approximately 25,750 [A1]employees, of which 23,620 were regular full-time or regular part-time employees and the balance were temporary employees. Approximately 14,200 employees were unionized of which approximately 12,870 unionized employees were part of the TELUS Communications business segment and approximately 1,330 unionized employees were employed through TELE-MOBILE Company's wholly-owned subsidiary, TM Mobile Inc. and were part of the TELUS Mobility business segment. In 2002, the Company continued its Operational Efficiency Program ("OEP"), which included a focus on reducing staff. During the year approximately 5,000 staff departed the Company, including approximately 3,100 unionized employees by way of early retirement and early departure voluntary incentive plans. (see Management's Discussion and Analysis - Restructuring and workforce reduction costs")

TELUS Communications

The Telecommunications Workers Union ("TWU") represents approximately 11,330 unionized employees in TELUS Communications in Alberta and B.C.

Prior to the establishment of a single consolidated bargaining unit of TELUS Communications' unionized employees with the TWU as bargaining agent, bargaining unit employees in Alberta and B.C. were included in four separate bargaining units, each with a separate collective agreement. These collective agreements all expired on or before December 31, 2000 and collective bargaining between TELUS Communications and the TWU has been in progress since November 2000. The parties are currently working with federal conciliators appointed by the Minister of Labour at TELUS' request. Until a new collective agreement is concluded between TELUS Communications and the TWU, the terms and conditions of the expired collective agreements continue to apply, subject to the outcome of the TWU reconsideration application (see "Management's Discussion and Analysis
- Status of labour negotiations" and - "Management's Discussion and Analysis - Risks and Uncertainties - Human Resources").

TELUS Quebec

Approximately 1,540 unionized employees of TELUS Quebec are represented by two bargaining agents. The two unionized groups are:

    * Approximately 1,029 office, clerical and technical employees, represented by the Syndicat Quebecois des employes de TELUS. The collective agreements relating to these employees are in effect until December 31, 2005.

    * Approximately 500 professional and supervisory employees, represented by the Syndicat des agents de maitrise de Quebec-Telephone. The collective agreements relating to these employees are in effect until March 31, 2005.

TELE-MOBILE Company

Approximately 1,330 unionized employees of TELE-MOBILE Company are represented by three bargaining agents in the provinces of Alberta, B.C., and Quebec. The unionized employees of TELE-MOBILE Company are employed by its wholly-owned subsidiary, TM Mobile Inc. TELE-MOBILE Company, through TM Mobile Inc., is currently in collective bargaining for renewal agreements for their wireless clerical and professional employees in Rimouski, Quebec. Negotiations with the TWU are pending for the unionized employees in the wireless operations in Alberta and B.C. The TELE-MOBILE employees formerly employed by Clearnet remain non-unionized. All of these relationships remain subject to the outcome of Canada Industrial Relations Board ("CIRB") proceedings brought by the TWU (see "Management's Discussion and Analysis - Risks and Uncertainties - Human Resources").

The unionized groups are:

  * Approximately 662 former BC TEL Mobility employees represented by the TWU and who continue to be covered by the terms of the BC TEL/TWU collective agreement, which expired in December 2000.

  * Approximately 577 former TELUS Mobility (Alberta) employees represented by the TWU and who continue to be covered by the terms of the Communications Energy & Paperworker Union/former TELUS Mobility (Alberta) collective agreement, which expired in December 2000.

  * Approximately 65 former QuebecTel Mobilite employees represented by the Syndicat Quebecois des employes de TELUS and who continue to be covered by the terms of a collective agreement which expired in December 2000 and was further extended by agreement with the union to December 2002. Until a new collective agreement is concluded, the terms and conditions of the expired collective agreement continue to apply.

  * Approximately 23 former QuebecTel Mobilite professional and supervisory employees represented by the Syndicat des Agents de Maitrise de Quebec-Telephone and who are covered by the terms of a collective agreement which expired in March 2002. A renewal agreement is currently being negotiated. Until a new collective agreement is concluded, the terms and conditions of the expired collective agreement continue to apply.

CAPITAL ASSETS AND GOODWILL

As at December 31, 2002, the total investment of TELUS in capital assets and goodwill was recorded at a net book value of $15.1 billion on a consolidated basis.

Capital assets and goodwill

The principal capital assets of TELUS consist of telecommunications property, plant and equipment and intangible assets and do not lend themselves to description by exact location. As at December 31, 2002, the total investment of TELUS in capital assets was recorded at a net book value of $12.0 billion on a consolidated basis. Such assets, located principally in Alberta, B.C., Ontario and Quebec, include network facilities, relay and transmission towers, switching equipment, terminal devices, computers, motor vehicles, tools and test equipment, furniture, office equipment and intangible assets. Spectrum licenses, which had a net book value of $3.0 billion, as at December 31, 2002, comprise the majority of intangible assets.

With the exception of terminal devices located at customer premises, most of the Company's communications plant and equipment are located on land owned or on rights-of-way obtained by TELUS.

The properties of TELUS include: (i) office space; (ii) work centres for field service and materials management personnel; and (iii) space for exchange, toll and mobile radio equipment. A small number of buildings are constructed on leasehold land and the majority of the relay stations for TELUS Mobility's public service radio-telephone network located in remote areas of B.C. are situated on Crown lands held under licenses from the province of B.C. for varying terms. Some buildings, switch centres and relay stations for TELUS Mobility's public mobile network are situated on land held under long-term leases. The network facilities of TELUS are constructed under or along streets or highways pursuant to rights-of-way granted by the owners of land including municipalities and on land owned by the Crown or on freehold land owned by subsidiaries of TELUS. Other communications property, plant and equipment consist of plant under construction and materials and supplies used for construction and repair purposes. Intangible assets include wireless spectrum licenses, subscriber base and computer software.

TELUS monitors its operations for compliance with applicable environmental requirements and standards, and implements preventative and remedial actions as required. TELUS' business of telecommunications services does not generate significant waste products that would be considered hazardous. For these reasons, remedial action has not been significant to the ongoing operations and expenditures of TELUS. As at December 31, 2002, goodwill had a net book value of $3.1 billion. Goodwill represents the excess of cost of acquired businesses over the fair value attributed to the net identifiable assets.

Value of intangible assets and goodwill

TELUS conducted an impairment review of intangible assets and goodwill in the first quarter of 2002, pursuant to the new accounting and reporting standards in respect of goodwill and intangible assets. Under this new standard, intangible assets, to the extent they have been determined to have an indefinite life, will no longer be subject to amortization but will be subject to a fair-value-based impairment test at least annually. Similarly, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill will be subjected to at least an annual assessment for impairment by applying a fair-value-based test at the reporting unit level. Intangible assets with finite lives ("intangible assets subject to amortization") are amortized on a straight-line basis over their estimated lives, which are annually reviewed.

TELUS assessed its intangible assets with indefinite lives, which are its spectrum licences, in the first quarter of 2002 and recorded a transitional impairment amount of $595.2 million ($910.0 million before tax).

TELUS also assessed its goodwill in the first quarter of 2002 and determined that there was no goodwill transitional impairment amount.

The Company's annual review of impairment for intangible assets with indefinite lives and goodwill is conducted in December of each year starting in December 2002. No impairment was recorded as a result of the December 2002 review.


ALLIANCES

Long-term Relationship Agreement with Verizon

TELUS and certain Verizon subsidiaries are parties to the Long Term Relationship Agreement dated January 31, 1999. This agreement was entered into at the time of the merger of BC TELECOM Inc. with predecessor TELUS Corporation, and has a 10-year term. The agreement contains restrictions on Verizon's ability to acquire or sell TELUS shares beyond specified thresholds, and its ability to solicit or initiate business combinations involving TELUS. It also provides Verizon with anti-dilution rights, the right to designate (proportionate to its ownership of voting shares) nominees who will become part of the management slate proposed for election to the TELUS Board, and representation on TELUS Board committees. In particular, subject to certain exceptions and foreign ownership rules, except with the prior approval of a majority of the independent directors on the TELUS Board, Verizon and its subsidiaries may not own or control more than approximately 34.2% of TELUS shares or voting shares, or less than approximately 19.9% of TELUS shares. As at March 31, 2003, Verizon, through Anglo-Canadian Telephone Company, owned 48,551,972 TELUS common shares (25.8 per cent of the TELUS common shares) and 24,908,020 TELUS non-voting shares (15.7 per cent of the TELUS non-voting shares) or approximately 21.2 per cent of the outstanding TELUS shares (19.5 per cent on a fully diluted basis).

Verizon software and related technology and services

Verizon has adopted, with certain changes, the February 1, 1999 agreement made between TELUS and a predecessor to Verizon, GTE Corporation (the "GTE Agreement") with respect to certain GTE intellectual property rights and services. The agreement between TELUS and Verizon (the "Verizon Agreement") was made effective January 1, 2001 and contains provisions which, subject to existing third party rights and certain other exceptions and conditions, give TELUS and its affiliates certain rights to purchase exclusive licences of Verizon software and other technology, trademarks and service marks as specified by TELUS, and to use exclusively the remaining Verizon software and other technology, trademarks and service marks, in each instance in connection with the provision of Telecommunications Services (as defined in the Verizon Agreement) in Canada. Telecommunications Services do not include the provision of content for broadcasting, video, cable or Internet services, or the sale, publication or provision of directories. If Verizon proposes to transfer all or a substantial portion of the software and other technology underlying the intellectual property rights sold or licensed to TELUS to a third party unrelated to Verizon, and the transferred software and other technology were in fact used in the U.S. (excluding Puerto Rico) by Verizon at the time of transfer or in Canada, Verizon must use commercially reasonable efforts to obtain for TELUS substantially the same rights obtained by Verizon to use all upgrades, enhancements, additions and modifications to the transferred software and other technology developed by the third party transferee.

Verizon's obligation to provide intellectual property rights, or any other right, service or product called for in the Verizon Agreement is subject to compliance with U.S. regulatory requirements by Verizon and its affiliates.

The Verizon Agreement requires Verizon to provide certain functional and consulting services to TELUS as requested by TELUS. The parties have also agreed, subject to existing obligations, to use reasonable efforts to provide services and products that are seamless with each other and each has agreed to use reasonable efforts to purchase for itself and its customers the Telecommunications Services of the other party in that party's territory. The Verizon Agreement also contains certain joint marketing and non-competition provisions, which do not apply to Verizon Wireless or TELUS Mobility.

The Verizon Agreement applies to Verizon and its American and Canadian affiliates, but specifically excludes Verizon Wireless. Independent of the Verizon Agreement, TELUS Mobility and Verizon Wireless have negotiated and implemented mutually beneficial changes to their reciprocal existing roaming arrangements.

The initial term of the Verizon Agreement was for one year ending December 31, 2001. The term is renewable annually for successive one-year periods at TELUS' sole discretion with a last renewal right for a term ending December 31, 2008. Any renewal beyond December 31, 2008 requires the mutual agreement of the parties. TELUS has renewed the Verizon Agreement for 2003.

The Verizon Agreement provides for the following annual payments to be made by TELUS (including both licence purchase prices and fees to be paid for all other property rights and services provided or granted to TELUS under the Verizon Agreement): U.S. $155 million during the initial term, U.S. $100 million in the first renewal term (2002), U.S. $20 million in 2003 and in each subsequent annual renewal term up to December 31, 2008. In the event of termination, there will be in most instances a two-year transition period and TELUS will have a licence to use the then current software and other technology on a non-exclusive basis, allowing TELUS to properly manage the transition to new technology.

Genuity software and related technology and services

In order to obtain regulatory approvals for the merger between GTE and Bell Atlantic, GTE transferred substantially all of its Internet business into a separate public corporation known as Genuity Inc. (formerly GTE
Internetworking) prior to the closing of the merger.

Effective June 30, 2000, Genuity, Genuity Solutions Inc. (a subsidiary of Genuity), and TELUS entered into a Brand, Technology and Co-Marketing Agreement (the "Genuity Agreement"). Similar to the GTE Agreement, and subject to existing third party rights and certain exceptions and conditions, the Genuity Agreement gives TELUS and its affiliates the exclusive right to use Genuity's software and other technology in connection with the provision of Telecommunications Services in Canada, and the exclusive right to use Genuity's trademarks and service marks in connection with the provision of Telecommunications Services in Canada where the Telecommunications Services are based on or use Genuity software and other technology or are in lines of business in which Genuity has been or is engaged. Genuity has agreed to provide certain functional and consulting services to TELUS as requested. The parties have also agreed, subject to existing obligations, to use reasonable efforts to provide services and products that are seamless with each other and each has agreed to use reasonable efforts to purchase for itself and its customers the Telecommunications Services of the other party in that party's territory, with Genuity being the first preferred supplier to TELUS over Verizon on IP (as defined in the Genuity Agreement) services and Verizon being the first preferred supplier to TELUS over Genuity on the remaining Telecommunications Services. The Genuity Agreement also contains certain joint marketing and non-competition provisions.

The initial term of the Genuity Agreement expires on January 31, 2009, subject to rights of early termination in certain instances including the reacquisition of control of Genuity by Verizon, the termination of the Verizon Agreement, and the termination of the agreement between Verizon and Genuity (the "Verizon-Genuity Agreement") which provides, among other things, for the payment of consideration for the Genuity Agreement. The term is renewable for five years at the end of each term unless written notice to renegotiate is exchanged between the parties two years prior to the end of the term. During the initial term, TELUS is not required to make any royalty payments directly to Genuity and TELUS' royalty payments to Verizon under the Verizon Agreement constitute sufficient consideration in that regard. In the event of termination, TELUS will have a licence to use the then current software and other technology on a non-exclusive basis, allowing TELUS to properly manage the transition to new technology.

On or about July 24, 2002, Verizon announced that it would not exercise its right to reacquire control of Genuity Inc. On November 27, 2002, Genuity Inc., together with Genuity Solutions Inc. and certain other affiliates (collectively, the "Debtors") filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code. On February 4, 2003, the Debtors sold substantially all of their assets and operations to Level 3 Communications Inc. and certain of its subsidiaries ("Level 3"). In late February 2003, Verizon informed Level 3 and TELUS that the Verizon-Genuity Agreement has ended in 2002 in accordance with its terms. That termination, if effective, would result in the termination of the Genuity Agreement. Level 3 has until three months following the closing date of its purchase to decide whether to assume the Genuity Agreement (should it remain in effect) or any replacement or reinstated agreement. TELUS intends to continue discussions with Level 3 and Verizon as to the nature of their possible relationships during that three-month period. At this time, the Debtors have not given notice to TELUS as to whether they wish to assume and assign to Level 3 the Genuity Agreement (should it remain in effect) or any replacement or reinstated agreement.

TELUS has negotiated wholesale agreements with Genuity, including agreements to route traffic onto Verizon's and Genuity's U.S. and international network. This can, but does not yet include, cross-Canada traffic based on the October 1998 CRTC decision that removed routing restrictions. The Debtors have notified TELUS that they may wish to assume and assign to Level 3 certain TELUS agreements, but have not given notice to TELUS as to their intentions regarding the remaining wholesale agreements.

Directory Business

In 2001, TELUS sold its directory information services business to Verizon Information Services - Canada Inc. ("VIS"), a subsidiary of Verizon. At the same time, various TELUS subsidiaries and VIS entered into a series of commercial arrangements whereby VIS acquired the exclusive right to publish TELUS directories and provide on-line directories on TELUS portals, in Canada and within 40 miles of the Canada-U.S. border, for an initial term of 30 years with certain renewal rights thereafter, and TELUS agreed not to compete with VIS in the business during those 30 years.

Agreements with Canadian carriers

Effective January 1, 2000, the major Canadian wireline telecommunication companies replaced the then existing connecting agreement, which expired on December 31, 1999, with a series of bilateral connecting and support services agreements that set out the terms and conditions of the interconnection of members' networks, the terms and conditions associated with the provisions of certain services on such networks, and the method of settlement of revenues from certain communications services. As TCI has developed its own national network, services and processes it has progressively been limiting its reliance on the arrangements described in these agreements.


LEGAL PROCEEDINGS

On May 8, 1998, an action was commenced against BC TEL (now TCI) by certain holders of the $117.75 million principal amount of First Mortgage Bonds, 11.35 per cent Series AL (the "Bonds") which were redeemed by it on December 30, 1997. The action alleged that the Bonds were improperly redeemed and claimed damages as a result thereof. TELUS successfully defended the action, which was dismissed by the Ontario Superior Court of Justice in January 2003. On February 19, 2003, the plaintiffs filed a notice of appeal to the Ontario Court of Appeal.

On December 16, 1994, the TWU filed a complaint with the Canadian Human Rights Commission (the "CHRC"), alleging wage differences between unionized male and female employees were contrary to the equal pay for work of equal value provisions in the Canadian Human Rights Act. In December 1998, the CHRC advised it would commence its own investigation of the TWU complaint. The CHRC's investigation has been in the preliminary stages since 2000. TELUS believes that it has good defences to the complaint and has taken the position that the TWU's complaint should be dismissed.

In January 2002, TELUS became aware of two statements of claim filed in the Alberta Court of Queen's Bench on December 31, 2001 and January 2, 2002 by plaintiffs alleging to be either members or business agents of the TWU. In one action, the three plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan ("TCPP"), and in the other action, the two plaintiffs allege to be suing on behalf of all current or future beneficiaries of the TELUS Edmonton Pension Plan ("TEPP"). The statement of claim in the TCPP-related action named TELUS, certain of its affiliates and certain present and former trustees of the TCPP as defendants, and claims damages in the sum of $445 million. The statement of claim in the TEPP-related action named TELUS, certain of its affiliates and certain individuals who are alleged to be trustees of the TEPP and claims damages in the sum of $15.5 million. Each statement of claim also seeks other relief, for, inter alia, alleged contribution holidays and surplus withdrawals by TELUS from the TCPP and TEPP, respectively. On February 19, 2002, TELUS filed statements of defence to both actions and also filed notices of motion for summary judgment dismissing the claims in each action on the basis that they do not disclose either a cause of action or a serious issue to be tried, or in the alternative, seeking an order striking out the actions as a representative or a class action. On May 17, 2002, the statements of claim were amended by the plaintiffs to include allegations, inter alia, that benefits provided under the TCPP and TEPP are less advantageous than the benefits provided under the respective former pension plans, contrary to applicable legislation, that the individual defendants permitted the corporate defendants to make insufficient contributions to the plans, and that administration fees and expenses were improperly deducted. TELUS filed statements of defence to the amended statements of claim on June 3, 2002. The notices of motion have been adjourned pending various interlocutory matters. TELUS believes it has good defences to the actions.

On March 26, 2003, TELUS commenced a legal action in the Supreme Court of British Columbia against the TWU, its president and research director, claiming that the defendants have persistently defamed and conspired to injure TELUS in an ongoing public campaign. The defendants have filed an appearance signifying their intention to defend this action.


FOREIGN OWNERSHIP RESTRICTIONS

Each of TCI, TELUS Communications (Quebec) and TELUS Enterprise Solutions (Quebec) Inc. (the "Canadian Carriers") is required by the Telecommunications Act (Canada) (the "Telecommunications Act") and the regulations thereunder to be a Canadian-owned and controlled corporation incorporated or continued under the laws of Canada or a province of Canada. Similar rules apply to TELUS Mobility as a partnership under the Radiocommunication Act (Canada) (the "Radiocommunication Act"). Each of the Canadian Carriers is considered, under the Telecommunications Act, to be Canadian-owned and controlled as long as: (a) not less than 80 per cent of the members of its board of directors are individual Canadians; (b) Canadians beneficially own not less than 80 per cent of its issued and outstanding voting shares; and (c) it is not otherwise controlled in fact by persons who are not Canadians. TELUS intends that each will remain controlled by TELUS and that it will ensure that each remains "Canadian" for the purposes of these ownership requirements.

Also, the Telecommunications Act provides that, in order for a company which holds shares in a carrier to be considered Canadian, not less than 66-2/3 per cent of the issued and outstanding voting shares of that company must be owned by Canadians and that company must not otherwise be controlled in fact by non-Canadians. Accordingly, not less than 66-2/3 per cent of the issued and outstanding voting shares of TELUS must be owned by Canadians and TELUS must not otherwise be controlled in fact by non-Canadians. To the best of TELUS' knowledge, Canadians beneficially own and control in the aggregate not less than 66-2/3 per cent of the issued and outstanding common shares and TELUS is not otherwise controlled in fact by non-Canadians.

The regulations under the Telecommunications Act provide Canadian carriers and carrier holding companies, such as TELUS, with the time and ability to rectify ineligibility resulting from insufficient Canadian ownership of voting shares. Under these regulations, such companies may restrict the issue, transfer and ownership of shares, if necessary, to ensure that they and their subsidiaries remain qualified under such legislation. For such purposes, in particular but without limitation, a company may, in accordance with the provision contained in such regulations:

  (i)	refuse to accept any subscription for any voting shares;

 (ii)	refuse to allow any transfer of voting shares to be recorded in its share register;

(iii)	suspend the rights of a holder of voting shares to vote at a meeting of its shareholders; and

 (iv)	sell, repurchase or redeem any voting shares.

To ensure that TELUS remains Canadian and that any subsidiary of TELUS is and continues to be eligible to operate as a telecommunications common carrier under the Telecommunications Act, to be issued radio authorizations or radio licences as a radiocommunications carrier under the Radiocommunication Act, or to act as a Broadcast Distribution Undertaking under the Broadcasting Act, provisions substantially similar to the foregoing have been incorporated into TELUS' Articles permitting the directors to make determinations to effect any of the foregoing actions.

As part of Industry Canada's Innovation Strategy, in November 2002, Industry Minister Allan Rock announced a review of the foreign investment restrictions in the Canadian telecommunications industry through the House of Commons Standing Committee on Industry, Science and Technology. TELUS has made representations to the Committeein support for eliminating or relaxing the Canadian foreign ownership limits, subject to the following:

* Foreign ownership limits must be symmetrical for all Canadian telecom companies; and,
* Foreign ownership rules for both telecommunications and broadcasting distribution must be in complete harmony.

The Standing Committee is expected to issue its report to the Government of Canada for consideration by June 2003. The final position that will be adopted by the Government of Canada on this major policy issue may not be made public prior to the upcoming round of World Trade Organization multilateral trade negotiations scheduled to take place in September 2003.

REGULATION

General

The provision of telecommunications service in Canada is regulated by the Canadian Radio-television and Telecommunications Commission (the "CRTC") pursuant to the Telecommunications Act. In addition, the provision of cellular and other wireless services using radio spectrum is subject to regulation and licencing by Industry Canada pursuant to the Radiocommunication Act.

The Telecommunications Act gives the CRTC the power to forbear from regulating certain services or classes of services if it finds that the service or class of service is subject to a degree of competition which is sufficient to protect the interests of users. In December 1996, the CRTC confirmed an earlier decision to forbear from regulating the rates for cellular, ESMR digital and PCS digital services. These services continue to be subject to CRTC regulation for certain matters, including network access and interconnection issues. Other wireless services, such as paging, are subject to unconditional forbearance from CRTC regulation. Although the CRTC has also forborne from regulation of a number of wireline services, such as long distance services and certain data services, wireline services are in general subject to a much greater degree of regulation than wireless services.

Regulation of local services

In 1997, the CRTC issued Decision 97-8. This decision, together with several later decisions and orders, effectively opened Canada's local switched services voice market to full competition, ending the historic monopoly of the ILECs in their respective territories. Additionally, in Decision 97-9 the CRTC adopted a four-year price cap regulatory regime for a number of local services provided by the ILECs, which placed price caps on the amount by which rates for these services could be increased but which also allowed the ILECs to respond more quickly and flexibly to competitive conditions in their local markets than under the previous regulatory system.

TELUS is subject to regulation as an ILEC in Alberta and B.C., and TELUS Communications (Quebec) is subject to regulation as an ILEC in its incumbent serving territory in Quebec. On July 31, 2002, the CRTC issued Decision 2002-43 adopting a price cap regulatory regime for TELUS Communications (Quebec) similar to the manner adopted on May 31, 2002 for the larger ILECs. Local competition in the operating territory of TELUS Communications (Quebec) was allowed in September 2002 following Telecom Order CRTC 2001-761.

In other areas of Canada, TELUS operates as a CLEC. TELUS has received regulatory approval to operate as a CLEC in Brampton, Cooksville, Guelph, Hamilton, Kanata, Kingston, Kitchener, London, Malton-Mississauga, Oshawa, Ottawa-Hull, St. Catherines, Toronto, Unionville, and Windsor and in other cities in the province of Quebec such as Boucherville, Chicoutimi, Chomeday, Drummondville, Lac Megantic, Longueuil, Montreal, Pont Viau, Quebec City, Riviere-du-Loup, Sherbrooke, and Trois-Rivieres.

Price cap regulation

Price cap regulation applies to a basket of local services provided by ILECs. On May 30, 2002, the CRTC issued Decision 2002-34 and established a second four-year price cap period. The CRTC modified the price cap basket structure and established multiple baskets for price capped services. In the initial four-year price cap period, there was one overall price cap basket and three sub-baskets. The new price cap basket structure has separate baskets for residential services in non high-cost service areas, residential services in high-cost service areas, business services, other capped services, competitor services, and services with frozen rates and payphones. Each of these baskets is subject to pricing constraints.

Annual price changes in residential services in the non high-cost service areas ("non-HCSAs") basket will be limited to the rate of inflation less a productivity off-set of 3.5 per cent when inflation is greater than 3.5 per cent. When inflation is less than 3.5 per cent, an amount equal to the revenue reduction required by the pricing constraint will be placed in a deferral account. The Company may recognize the deferred amounts upon undertaking qualifying actions, such as service improvement programs ("SIPs"), rate reductions including those provided to competitors and/or rebates to customers. Overall, rates in the non-HCSA basket cannot be increased when inflation is less than 3.5 per cent and annual rate increases for individual rate elements are limited to 5 per cent. When inflation is greater than 3.5 per cent, overall rate increases are limited to inflation minus 3.5 per cent.

Similarly, the overall rate increase for the basket of residential services in high-cost service areas is limited to inflation minus 3.5 per cent when inflation is greater than 3.5 per cent. However, when inflation is less than
3.5 per cent, no overall rate reduction is required for this basket.

The business service basket has an overall pricing constraint equal to inflation, and rate increases for individual rate elements in this basket are limited to 10 per cent per year. The other capped services basket (including Megaroute and Digital Network Access) is subject to an overall pricing constraint of inflation minus 3.5 per cent. The rates for services in the competitor services basket will be reduced annually by inflation minus 3.5 per cent, except services whose rates explicitly include productivity gains. The rates for most competitor services were reduced by the CRTC in the price cap decision to reflect a reduction in the mark-up from 25 per cent to 15 per cent on incremental costs used to set rates. The services with frozen rates basket freezes rates over the price cap period with respect to certain services including toll restriction and message relay service. The rates for payphone services will remain at current levels until the CRTC reviews payphone service policy issues.

TELUS Communications (Quebec) became subject to price cap regulation in 2002, after previously being regulated on a rate of return basis. In Decision 2002-43, issued on July 31, 2002, the CRTC established a regulatory framework for TELUS Communications (Quebec) that is directly comparable to the price cap regime set out in Decision 2002-34 for the large ILECs.

Local competition framework

The regulatory framework for local services competition has a number of components, the more important of which are summarized below.

Unbundling of Essential Facilities. On May 1, 1997, the CRTC determined in Decision 97-8 that all local exchange carriers (both incumbent and competitive) must be interconnected with one another's facilities in order to create a network of fully interoperable networks. In order to facilitate these objectives, ILECs must make certain "essential facilities" available to CLECs, at incremental cost plus an appropriate mark-up. Essential facilities are facilities which are monopoly controlled, required by competitors as an input to provide services and which cannot be economically or technically duplicated by competitors. The CRTC determined that essential facilities should include central office codes, subscriber listings and certain local loops in high-cost service areas. Initially, for a five-year period, the ILECs must provide certain non-essential facilities, which the CRTC deemed to be near essential, such as local loop facilities in low cost areas and transiting arrangements, at prices determined as if they were essential facilities (that is, incremental cost plus an appropriate mark-up). In Order CRTC 2001-184, the CRTC extended the period of time during which near-essential facilities in low-cost areas must be made available to competitors at mandated rates. This obligation on the part of the ILECs will continue until such time as the market for near essential loops and transiting arrangements is competitive.

Traffic termination arrangements. A "bill and keep" mechanism applies to traffic that is interchanged between local service carriers and terminated within the same exchange. Under this mechanism, all local services carriers terminate each other's traffic but do not specifically compensate each other for the traffic termination functions that they perform. Where the exchange of traffic between local exchange carriers is not balanced, a local carrier is compensated for terminating traffic in accordance with a mutual per-minute traffic termination scheme based on CRTC-approved cost based tariffs.

Mandated resale. With the exception of subscriber listings, the ILECs are required to make all of their residential local services available for resale. In contrast to regulatory decisions in the U.S., the CRTC did not mandate the provision of these services to resellers at discounted or wholesale rates, deciding, among other things, that the rates for residential local services are already priced below cost.

Regulation of CLECs. CLECs own or operate local transmission facilities, which means that they must be a "Canadian carrier" as defined in the Telecommunications Act. Canadian carriers are subject to foreign ownership restrictions. CLECs are required to file intercarrier agreements and tariffs for services provided to other local carriers but not for services that they provide to end-users. They are also subject to certain obligations, including the provision of 9-1-1 and message relay services, the protection of customer privacy, and the provision of information to their customers and the CRTC regarding their billing and payment policies.

Contribution and portable subsidies. The CRTC previously determined that contribution payments from interconnected interexchange service providers (including voice, data and wireless service providers) would be used to subsidize the costs of below-cost residential telephone services through portable subsidies available to all eligible local exchange carriers that provide residential telephone services in high-cost service areas. The calculation of this portable subsidy was based on ILEC costs and revenues, and was paid from a central fund to all eligible local exchange carriers. Although the contribution regime and the portable subsidy mechanism were to remain unchanged until the end of 2001, Decision 2000-745 made several significant changes. Effective January 1, 2001, the CRTC changed the method used to collect contribution payments from a per minute charge on long distance services to a percentage of revenue charge on all telecommunications service providers, including wireline, wireless, data and other services. Internet, paging and terminal equipment revenues are exempt from the revenue charge. The 2001 contribution requirement was based on the estimated contribution revenues that would have been collected under the per-minute mechanism and the 2001 revenue-percentage charge was 4.5 per cent. The CRTC also changed the way in which contribution was pooled for subsequent distribution from separate corporation-specific contribution pools to one national contribution pool. This change resulted in a net positive revenue impact for TELUS in 2001.

In 2002, the per cent of revenue collection method and the national pooling of contribution payments continued but the method of calculating the amount of contribution that was received by companies providing residential basic service in high-cost service areas changed. In 2002, the contribution requirement was the difference between the incremental costs to provide residential telephone services in high-cost service areas (which include a 15 per cent mark-up towards the recovery of fixed common costs) less the revenues and an implicit subsidy of $60 per year per customer from optional local services. In Decision 2001-238, the CRTC reduced the amount of contribution to be collected by excluding certain costs that can be recovered through the contribution regime. As a result, the amount of contribution to be collected has been significantly reduced and the percentage of revenue charge applied to all telecommunications service providers was reduced to 1.4 per cent on an interim basis for 2002. The result was an estimated year-over-year reduction in EBITDA of $205 million for TELUS in 2002. In December 2002, the CRTC finalized the revenue percentage charge for 2002 at 1.3 per cent and will retain the charge at 1.3 per cent on an interim basis for 2003. TELUS applied to the CRTC to review and vary Decision 2000-745 and Decision 2001-238 to reinstate a 25 per cent mark-up and to recognize TELUS' actual incremental costs in the calculation of the contribution requirement. In Decision 2002-67, the CRTC denied TELUS' review and vary application. TELUS subsequently filed a petition with the federal Cabinet, on January 22, 2003, requesting that it order the CRTC to determine rates for regulated services and the Company's subsidy requirement based on actual corporation-specific costs. The Cabinet can take up to October 2003 to respond to this petition. (see "Management's Discussion and Analysis - Regulatory changes in 2002 - Contribution decisions").

Local business contribution. Previously, the CRTC excluded local business exchange services as a source of subsidy for residential local services. The CRTC concluded that the exclusion of this subsidy source would lead to more immediate benefits from competition in the local services market since there would be more room for price competition in business local services. Since January 1, 2001, the revenue-percentage charge has been applied to local business exchange services to contribute towards the subsidy requirement of local residential service in high-cost service areas.

Co-location. Co-location is an arrangement which allows ILEC customers and competitors to place their transmission facilities in the ILECs' central offices, thereby allowing competitors to configure their networks in a more efficient manner. In Decision 97-15, the CRTC ruled that, subject to space availability, both physical and virtual co-location must be provided to "Canadian carriers" pursuant to a tariffed service or an interconnection agreement. This decision has been subsequently extended to registered ADSL providers.

Telecommunications access to public rights-of-way. On January 25, 2001, the CRTC issued Order CRTC 2001-23, which ruled on a dispute over Ledcor Industries Limited's access to rights-of-way in the city of Vancouver. In this order, the CRTC confirmed its jurisdiction over telecommunications access to public rights-of-way; determined that municipalities cannot charge carriers rent for access to, or occupancy of, rights-of-way; indicated that carriers are responsible for the out-of-pocket expenses associated with gaining access to rights-of-way; and decided that it is not appropriate for municipalities to impose upon carriers a requirement to construct additional capacity beyond their needs. The principles established in this proceeding will generally be applicable to other municipalities. However, the Federation of Canadian Municipalities appealed the CRTC's order to the Federal Court of Appeal. In its decision, the Federal Court of Appeal upheld the CRTC's order and affirmed the CRTC's jurisdiction to regulate on matters respecting access to public rights-of-way by telecommunications companies and cable-TV undertakings. On February 28 and March 3, 2003, a number of municipalities filed an application for leave to appeal the Federal Court of Appeal's decision to the Supreme Court of Canada.

Building access. TELUS is participating in a CRTC proceeding to establish terms of access to tenants in multi-unit dwellings such as apartment buildings and office complexes. Building owners are currently demanding substantial fees for such access. An interim decision was issued by the CRTC in September 2001 whereby local exchange carriers, such as TELUS, would "own" in-building wires in existing buildings. As for new buildings, the building-proprietors would "own" the in-building wires. A further decision on this matter is expected in 2003.

Regulation of long distance services

In 1992, the CRTC issued Decision 92-12. This decision removed most of the restrictions on resale in the Canadian public long distance voice market and established the terms and conditions for entry by service providers which own and operate their own transmission facilities. This decision also established the rules which mandate the provision of equal ease of access to services of long distance carriers, the protection of competitor confidential information, the methods for interconnection by long distance carriers and resellers to the local telephone networks of local exchange carriers and the requirement for the payment of a contribution by long distance carriers and resellers to local exchange carriers which is used to subsidize the costs of providing below-cost local telephone services. In Decision 93-17, the CRTC extended the terms and conditions for long distance competition established in Decision 92-12 to the Alberta market.

In Decision 97-19, issued in December 1997, the CRTC concluded that the long distance and toll-free markets were sufficiently competitive to protect the interests of customers, and that it would be appropriate to forbear from regulation of these services. As a result, TELUS is no longer required to file and obtain CRTC approval of tariffs specifying rates for such services. However, TELUS is required to provide the CRTC, and to make publicly available, rate schedules setting out the rates for North American basic long distance service, and to update them within 14 days of any change in such rates. In addition, the CRTC has placed a cap on these schedules so that the weighted average rate for each schedule will not be allowed to increase. These conditions were reviewed and retained by the CRTC as part of the review of the price cap regulation regime that applies to TELUS.

Regulation of wireless services

The use of radio spectrum is subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act, which is administered by Industry Canada. All of TELUS Mobility's wireless communications services depend on the use of radio frequencies.

The Minister of Industry has the authority to suspend or revoke radio spectrum licences if the licence holder has contravened the Radiocommunication Act, regulations or terms and conditions of its licence and after giving the holder of the licence a reasonable opportunity to make representations. Licence revocation is rare; licences are usually renewed upon expiration. (see "Management's Discussion and Analysis - Risks and Uncertainties - Regulatory - "Radiocommunications License Regulated by Industry Canada" and "Foreign ownership restrictions")

Radiocommunications spectrum licences

TELUS holds radiocommunication spectrum licences and authorizations for a variety of wireless services and applications, both mobile and fixed. TELUS Mobility holds significant 1.9 GHz PCS spectrum throughout Canada, is the leading holder of 800 MHz SMR/ESMR spectrum in all of the major Canadian markets, and holds 25 MHz of cellular 800 MHz spectrum in Alberta, B.C. and Eastern Quebec. In addition, TELUS Mobility holds various radio spectrum licences for paging services, analogue two-way radio services, and legacy mobile-telephone and other miscellaneous wireless services.

PCS/cellular. Including the acquisition of TELUS Quebec, but before the 2001 PCS spectrum auction and the acquisition of Clearnet Communications, TELUS Mobility held authorizations for 10 MHz of 1.9 GHz PCS spectrum and 25 MHz of cellular spectrum in Alberta, B.C. and Eastern Quebec. With the acquisition of Clearnet, TELUS acquired an additional 30 MHz national PCS licence, but was required to return 20 MHz of PCS spectrum in Alberta, B.C. and the TELUS Quebec territory to Industry Canada to comply with Industry Canada's spectrum cap limitation. In the PCS spectrum auction held in early 2001, TELUS Mobility obtained, on a provisional basis, 10 MHz of additional PCS spectrum in the Industry Canada defined tier 2 license areas of Nova Scotia and Prince Edward Island, Southern Quebec, Eastern Ontario, Southern Ontario and Manitoba. Industry Canada is reviewing TELUS Mobility's eligibility in connection with the post-auction process. (see "Management's Discussion and Analysis - Risks and Uncertainties - Regulatory - Foreign ownership restrictions")

SMR/ESMR. TELUS Mobility offers its unique digital Mike ESMR service in all major Canadian markets using 800 MHz SMR/ESMR spectrum. TELUS Mobility holds varying amounts of SMR/ESMR spectrum in different areas of Canada, but has in excess of 10 MHz of ESMR spectrum available to it in each of the major Canadian market areas.

Other. TELUS Mobility provides one-way messaging service (alpha-numeric and numeric paging) regionally and nationally with spectrum in the 150 and 931 MHz range in Alberta, B.C., the TELUS Quebec region of the province of Quebec and via roaming arrangements. TELUS Mobility currently operates a variety of other two-way radio services, including the Tango service in Alberta in the 400 MHz band. TELUS also operates the Autotel mobile telephone service in B.C. in the 150 MHz band and a number of microwave transmission links.

Licence terms and renewals. Currently, spectrum licences in Canada for PCS and cellular spectrum are renewed every five years. TELUS Mobility's PCS and cellular spectrum licenses were renewed effective April 2001. (see "Management's Discussion and Analysis - Risk and Uncertainties - Regulatory - Radiocommunications license regulated by Industry Canada" and "Foreign Ownership Restrictions") The spectrum licences for the auctioned 24/38 GHz and PCS spectrum, once issued, will have a ten year term from the date of issuance with a high expectation of renewal. Most other radiocommunications spectrum licences are renewed annually with a high expectation of renewal. (see "Management's Discussion and Analysis - Risks and Uncertainties - Regulatory - Radiocommunication licences regulated by Industry Canada").

Bundled services

In March 1998, the CRTC issued Decision 98-4, in which it removed restrictions on the joint marketing of wireless and wireline services and, subject to certain regulatory requirements, permitted telephone companies to offer bundled wireless and wireline services.

COMPETITION

TELUS expects continued strong competition within its wireline voice, data and IP, and wireless businesses within both its ILEC and non-ILEC territories. The following is a summary of TELUS' competitive position in each of its principal markets and geographic areas:

TELUS Communications - wireline business segment

        Local

The rules for competition in the local services market in Canada, including all areas of Alberta and B.C., except the City of Edmonton, were established in May 1997 by the CRTC in Decision 97-8, with an effective date of January 1, 1998. The rules for local competition in the City of Edmonton became effective July 1, 1998. On May 30, 2002, the CRTC released Decision 2002-34, effective for four years beginning June 1, 2002. This Decision outlines the regulation of ILECs with respect to pricing rules for tariffed retail services and services purchased from the ILECs by competitors.

TELUS Communications has maintained an estimated 97 per cent share of the Alberta and B.C. geographic segments, as of December 31, 2002 (98 per cent as of December 31, 2001). TELUS Communications (Quebec) faced no competition for local services in its ILEC territory and continues to hold a 100 per cent share of this market within its ILEC territory as of December 31, 2002. However, competition is intense in those local geographic and product markets where competitors have entered. Market share losses in local business services are between 10 per cent and 20 per cent in major urban areas.

A number of companies operate as CLECs within TELUS' ILEC territories, competing primarily for business customers. These competitors offer local service through a combination of their own facilities and unbundled network elements provided by TELUS. In addition, resellers of primary local exchange services have been in operation in Alberta and B.C. for several years.

In its non-ILEC territories, TELUS' major competitors on local access are the incumbent carriers. In most cases these competitors are subsidiaries or affiliates of BCE Inc. In its ILEC territories, TELUS' primary local access competitors include AT&T Canada and Bell West, as well as a number of other smaller carriers. Certain of these competitors have built extensive local fibre optic networks in TELUS' traditional service territories. These competitors are increasingly integrating or bundling services in order to provide both discounted and more extensive service offerings to customers.

Over the past two years, a number of smaller competitors have ceased operations, as a result of being unable to secure sufficient funding for their business plans. Other distressed competitors, however, have been financially restructured and now operate with much stronger balance sheets.

The introduction of wireless PCS, together with new local competition rules, as a result of Decision 97-8, may result in the emergence of wireless access services being a cost-effective alternative to wireline in providing local services. Advances in technology may allow non-traditional competitors like cable TV and software companies to enter the local voice market using VoIP.

        Long distance

Subsidiaries of TELUS have experienced long distance competition since 1993. In Alberta and B.C., TELUS Communications had an estimated 78 per cent combined of the long distance market in those geographic segments, based on revenue, as of December 31, 2002 (79 per cent as of December 31, 2001). TELUS Communications (Quebec) had an 83 per cent share of the long distance market in its in-franchise territory as of December 31, 2002 (85 per cent as of December 31, 2001).

Significant competitors in long distance services include Sprint Canada, AT&T Canada, Primus Telecommunications Canada and Bell West. In addition, there are a number of smaller competitors. Competitors have attempted to gain market share through various methods, including acquisitions, business alliances, construction of alternative network facilities, price reductions and repackaging of service offerings.

VoIP technology is becoming more advanced each year and may enable non-traditional competitors, such as cable TV and software companies, to become viable competitors in long distance voice services. At this time these competitors have negligible market share.

Competitors, other than the ILECs, are not required to file tariffs for review and approval by the CRTC. As such, they continue to have a regulated competitive advantage over ILECs, which must file rates with the CRTC when bundling forborne services (toll services) with tariffed services.

On October 1, 1998, the CRTC established a framework for competition in the international services market to coincide with the Government of Canada's decision to terminate the monopoly of Teleglobe Inc. over telecommunications facilities linking Canada to overseas destinations. The decision removed routing restrictions through the U.S. making it possible for Canadian companies to route Canada-Canada and Canada-overseas wireline and data transmissions through the U.S. As a result of this decision, TELUS has benefited by entering into new business arrangements for international services through a number of service providers, including subsidiaries of Verizon.

        Data and Internet

TELUS Communications is also an Internet service provider in Alberta, B.C., and in parts of Ontario and Quebec. TELUS Communications had approximately 800,000 Internet consumer and business subscribers, as of December 31, 2002 (670,000 as of December 31, 2001), including 410,000 ADSL subscribers (215,000 on December 31, 2001).

In the residential sector, and to a lesser extent, the business sector, cable TV companies are also providing high-speed Internet access and represent significant competition to the ILECs. The cable TV companies, primarily Shaw Communications Inc., who compete with TELUS in the provisioning of high-speed Internet services to consumers, had approximately 65 per cent market share of this market, as at December 31, 2002 (down from 75 per cent a year earlier). TELUS Communications also provides a range of Internet and data services to consumers and businesses throughout Alberta, B.C., and parts of Ontario and Quebec. In 2002, the incumbent telecommunications company, Bell Canada, in Ontario and Quebec, together with the incumbent telecommunications company in Manitoba, Manitoba Telecom Services Inc., restructured to form a company that will be focused on the provision of a full range of telecommunications services to business customers in Alberta and B.C.

TELUS Mobility - wireless business segment

        Wireless services

In the wireless service industry, there are three major competitors to TELUS:
Rogers AT&T Wireless, Bell Mobility and Microcell Telecommunications. TELUS Mobility's national wireless network runs on 1X, the latest evolution of North America's highest speed wireless digital technology standard, CDMA. 1X is a highly efficient packet data network that allows always-on Internet access at speeds equal to or better than wireline dial-up Internet access technology. TELUS has entered into the Roaming and Resale Agreements allowing access to each other's 1X network outside of the urban centers. Rogers AT&T Wireless also has a national digital network but uses a different technology standard. The third and smallest competitor, Microcell Telecommunications, has recently received court approval of a recapitalization plan that will see it emerge from bankruptcy protection with significantly reduced debt.


TELUS Mobility also competes with numerous national, regional and local-paging companies for paging customers in Alberta, B.C., and Eastern Quebec. TELUS Mobility also offers a number of wireless Internet offerings using the networks noted above as well as wireless LAN services such as WiFi (802.11) in so-called "hotspots" and other areas utilizing unlicensed spectrum. In offering wireless Internet and LAN access service, it competes, to a limited extent, with business Internet access providers. It also competes with major equipment manufacturers for private radio engineered systems.

Other emerging competitive services

Over the longer term there are a number of factors that will increase competition in the communications industry. Competition is escalating as a result of the continuing convergence of cable TV, satellite, computer, wireline and wireless technologies. The Internet is expected to facilitate the entry of additional non-network based competitors in all sectors. Competition is also escalating as TELUS continues its growth into emerging markets such as Web hosting and IP based application services.

On June 13, 2002, TCI applied to the CRTC for two broadcasting distribution undertaking licenses to provide cable television service to a number of communities in Alberta and British Columbia. These applications would allow TELUS to provide television programming to its subscribers using the Company's ADSL network, and would allow the company to provide a complete package of voice, data, Internet access and cable television services in these communities in competition with Shaw Communications, StarChoice Communications, and Bell ExpressVu. TELUS anticipates a decision on its applications by the end of 2003.

TCI has also filed a programming licence application with the CRTC to provide Video-on-Demand service. This service would be provided as part of the Company's anticipated cable television services and would also be offered over the Company's ADSL facilities.



SELECTED FINANCIAL INFORMATION


The following selected three-year consolidated financial information has been derived from and should be read in conjunction with the audited financial statements of TELUS for the year ended December 31, 2002, which are included in the TELUS 2002 Annual Report, and its annual audited consolidated financial statements for previous years. Information for 2000 and 2001 includes TELUS Quebec and Clearnet from their dates of acquisition.

Three year data							2002			2001			2000
								   (millions of dollars except per share amounts)
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues						7,006.7 	        7,080.5 	        5,998.4

Operations expense						4,488.1 	        4,550.9 	        3,684.1

Interest and other						  644.9 	          607.5 	          282.0
Restructuring costs						  569.9 	          198.4      	             -
Income taxes							  (42.5)	           93.4 	          431.9
								---------               ---------              ---------
Income (loss) from continuing operations			 (227.1)	         (138.8)	          386.3
Discontinued operations						   (1.9)	          592.3 	           74.7
								---------               ---------              ---------
Net income 							 (229.0)	          453.5 	          461.0

Common share (1) income (loss)					 (239.3)	          443.0  	          456.0

Earnings (loss) per common share (1) - basic
	Continuing operations					  $(0.75)	         $(0.51)  	           $1.55
	Discontinued operations					     - 	                  $2.02 	           $0.30
								---------               ---------              ---------
	Net income 						  $(0.75)	          $1.51 	           $1.85

Earnings (loss) per common share(1) - diluted
	Continuing operations					  $(0.75)	          $(0.51)	           $1.54
	Discontinued operations					     - 	                   $2.02 	           $0.30
 								---------		---------	       ---------
	Net income 						  $(0.75)  	           $1.51 	           $1.84

Cash dividends declared per common share (1)			   $0.60 	           $1.20 	           $1.40

Total assets						       18,219.8 	       19,265.6 	       18,046.5

Short-term debt obligations					  190.3 	          229.9 	        5,033.3

Long-term debt							8,197.4 	        8,651.4 	        3,047.3
Pension, post-retirement and other long-term liabilities	  193.9 	          188.7 	          186.4
 						                ---------               ---------              ---------
Total long-term financial liabilities				8,391.3 	        8,840.1 	        3,233.7

Future income taxes						  992.3 	        1,326.6 	        1,462.7

Non-controlling interest					   11.2 	            8.0 	           74.3

Common equity							6,214.4 	        6,767.6 	        6,199.1

Convertible debentures					1	   48.5 	          147.4 	          146.3

Preference and preferred share capital				   69.7 	           69.7 	           69.7
---------------------------------------------------------------------------------------------------------------------------------

(1)  common shares include non-voting shares.


MANAGEMENT'S DISCUSSION AND ANALYSIS

See Appendix A attached.


DIVIDENDS DECLARED

The dividends per common share and non-voting share declared with respect to each quarter by TELUS, during the three-year period ended December 31, 2002, are shown below.

Quarter ended (1)						2002			2001			2000
---------------------------------------------------------------------------------------------------------------------------------
March 31							$0.15			$0.35			$0.35
June 30								$0.15			$0.35			 0.35
September 30							$0.15			$0.35			 0.35
December 31							$0.15			$0.15			 0.35
---------------------------------------------------------------------------------------------------------------------------------

(1)   Paid on the first business day of the next month.

In October 2001, TELUS reduced the quarterly dividend on its common shares and non-voting shares from 35 cents to 15 cents, effective January 1, 2002, to align the dividend level with its growth strategy. (see "Management's Discussion and Analysis - Risks and Uncertainties - Dividends")


DIRECTORS AND OFFICERS

Directors

The names, municipalities of residence, principal occupations of the directors of TELUS and the date the person became a director of TELUS are as set out below. Currently, there are 13 directors on the TELUS Board. Lawrence A. Pentland has decided not to stand for re-election to the TELUS Board at the Company's annual and special general meeting in April 2003. G.N. (Mel) Cooper has reached the retirement age for the Board and also will not be standing for re-election.

Directors of TELUS
Name and municipality of residence	  Director since (1)	    Principal occupation
---------------------------------------------------------------------------------------------------------------------------------
R. John Butler  (4) (5-Chair)
Edmonton, Alberta			  1995			    Counsel, Bryan & Company
								    (law firm)

Brian A. Canfield (5) (6)
Point Roberts, Washington		  1993			    Chairman,
								    TELUS Corporation

Peter D. Charbonneau (2)
Ottawa, Ontario				  2001			    Partner, Skypoint Capital Co.
								    (venture capital)

G.N. (Mel) Cooper  (4) (5)
Victoria, B.C.				  1993			    Chairman and Chief Executive Officer, Seacoast
		                                                    Communications Group Inc. (broadcasting company)

Darren Entwistle
Vancouver, B.C.				  2000			    President and Chief Executive Officer,
								    TELUS Corporation
Alfred C. Giammarino (2) (6)
Wilton, Connecticut			  2002			    Senior Vice-President and Chief Financial Officer, Verizon
								    International and Verizon Information Services (subsidiaries of Verizon Communications Inc., a holding company of
							            consolidated group of telecommunications companies)
Iain J. Harris (2-Chair)
Vancouver, B.C.				  1997			    Chairman and Chief Executive Officer, Summit Holdings Ltd.
                                                                    (investment and holding company)

John S. Lacey (3-Chair) (4)
Toronto, Ontario			  2000			    Chairman, The Alderwoods Group
                                                                    (funeral home operator)

Brian F. MacNeill (3) (4)
Calgary, Alberta			  2001			    Chairman, Petro Canada
                                                                    (oil and gas company)

Daniel C. Petri (3) (6)
Bedford, New York			  2002	                    Group President, International,
                                                                    Verizon Communications Inc.
                                                                    (a holding company of consolidated group of
                                                                    telecommunications companies)

Lawrence A. Pentland (3)
Toronto, Ontario			  2001	                    Vice President and General Manager, Americas International,
                                                                    Dell Computer Corporation
                                                                    (computer systems company)

Ronald P. Triffo (4) (5)
Edmonton, Alberta			  1995	                    Chairman, Stantec Inc.
                                                                    (engineering company)

Donald Woodley (3) (5)
Orangeville, Ontario			  1998	                    President,
                                                                    The Fifth Line Enterprise
                                                                    (strategic advisory services to IT industry)
---------------------------------------------------------------------------------------------------------------------------------

(1)	TELUS or its predecessors
(2)	Member of Audit Committee
(3)	Member of Human Resources and Compensation Committee
(4)	Member of Corporate Governance Committee
(5)	Member of Pension Committee
(6)	Verizon nominee designated pursuant to the Long-Term Relationship Agreement dated January 31, 1999 among the Company and Verizon's subsidiaries, GTE Corporation and Anglo-Canadian Telephone Company

All of the directors of TELUS have held the principal occupations set forth above or executive positions with the same companies or firms referred to, or with affiliates or predecessors thereof, for the past five years except as follows: Peter D. Charbonneau was Executive Vice President of March Networks Corporation from June 2000 to January 2001, Vice Chairman of Newbridge Networks Corporation from June 1998 to May 2000 and President and Chief Operating Officer of Newbridge Networks Corporation prior to May 1998; Darren Entwistle was President, Global Services of Cable & Wireless, UK & Ireland from May 2000 to July 2000, Chief Commercial Officer of Cable & Wireless, UK & Europe, from August 1999 to April 2000, Managing Director, Business of Cable & Wireless, Communications plc. from May 1997 to August 1999, Merger Director, Cable & Wireless plc. prior to May 1997; John S. Lacey was President and Chief Executive Officer of the Oshawa Group Ltd. from August 1998 to December 1998 and President and Chief Executive Officer of Western International Communications prior to July 1998; Brian F. MacNeill was President and Chief Executive Officer of Enbridge Inc. prior to January 2001; Lawrence A. Pentland was President of Dell Canada, Dell Computer Corporation from February 1999 to February 2001, Vice President, Business Development, Public & Americas International of Dell Computer Corporation from September 1998 to February 1999 and Executive Vice President of Cott Corporation prior to April 1998; and Donald P. Woodley was President of Oracle Corporation Canada Inc. from February 1997 to September 1999.

Officers

The name, municipality of residence and present and principal occupations of each of the officers of TELUS, as of March 31, 2003, are as follows:


Officers of TELUS
Name and municipality of residence		Position held with TELUS
---------------------------------------------------------------------------------------------------------------------------------
Brian A. Canfield
Point Roberts, Washington		        Chairman,
TELUS Corporation

Darren Entwistle
Vancouver, B.C.		                        President and Chief Executive Officer,
TELUS Corporation

Christopher B. Carty
Vancouver, B.C.		                        Executive Vice President, Corporate Strategy &
                                                Chief Marketing Officer

George A. Cope
Toronto, Ontario		                Executive Vice President and
                                                President and Chief Executive Officer,
                                                TELUS Mobility

Daniel H. Delaloye
Edmonton, Alberta		               Executive Vice President and President,
                                               Consumer Solutions

Joseph R. Grech
Vancouver, B.C.		                        Executive Vice President and President,
                                                Partner Solutions

John M. Maduri
Calgary, Alberta		                Executive Vice President and President,
                                                Business Solutions

Hugues St-Pierre
Rimouski, Quebec		                Executive Vice President and
                                                President and Chief Executive Officer,
                                                TELUS Quebec

Barry A. Baptie
Surrey, B.C.		                        Executive Vice President,
                                                Technology & Operations

Robert Cruickshank
Vancouver, B.C.		                        Executive Vice President,
                                                Business Transformation

Mark W. Schnarr
Port Coquitlam, B.C.		                Executive Vice President,
                                                TELUS Ventures

Robert S. Gardner
Vancouver, B.C.		                        Vice President and Treasurer

Robert G. McFarlane
Vancouver, B.C.		                        Executive Vice President and Chief Financial Officer

James W. Peters
Burnaby, B.C.		                        Executive Vice President,
                                                Corporate Affairs and Chief General Counsel and Corporate Secretary

Judy A. Shuttleworth
Surrey, B.C.		                        Executive Vice President,
                                                Human Resources
---------------------------------------------------------------------------------------------------------------------------------

All of the officers above have been engaged for the past five years in the specified present principal occupations or in other executive capacities with TELUS, their subsidiaries, affiliates or predecessors thereof, except as described above and as follows: Christopher B. Carty held various positions with AT&T, the last of which was Vice President Revenue Assurance Management, AT&T Business Services from January 2001 to March 2002; Robert Cruickshank was President of Mobile Data Solutions Inc. from February 1999 to April 2001; Joseph R. Grech held various executive positions with Cable & Wireless plc., the last of which was the President, Global Carrier Services of Cable & Wireless plc., from October 1999 to June 2000; and John M. Maduri was an Executive Vice President of Maxxcom Inc. and MDC Corporation from September 1999 to April 2000, Executive Vice President, Finance and Planning and Chief Financial Officer of Rogers Cantel Mobile Communications Inc. ("Rogers") from June 1996 to August 1999.

TELUS shares held by directors and officers

As at March 31, 2003, the directors and executive officers of TELUS, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 117,053 common shares, which represented approximately 0.06 per cent of the outstanding common shares and 522,548 non-voting shares, which represented approximately 0.33 per cent of the outstanding non-voting shares. As of March 31, 2003, the executive officers of TELUS, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 79,708 common shares, which represented approximately 0.04 per cent of the outstanding common shares and 511,507 non-voting shares, which represented approximately
0.32 per cent of the outstanding non-voting shares.

Additional Disclosure for Directors and Officers

Other than as disclosed, for the ten years ended December 31, 2002, TELUS is not aware that any director or officer of TELUS, had been a director or officer of another issuer which, while that person was acting in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromises with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. B.A. Canfield was a director of Royal Trust Co. in 1994 when it entered into a plan of arrangement with creditors. J.S. Lacey was asked by a group of shareholders to lead the Loewen restructuring, as Chairman of the Board, a position he held at the time of Loewen's filing for Chapter 11 of the U.S. Bankruptcy Code and Companies' Creditors Arrangement Act (Canada).

MARKET FOR SECURITIES

TELUS common shares and non-voting shares are listed on the Toronto Stock Exchange under "T" and "T.A." respectively and the TELUS non-voting shares are listed on the New York Stock Exchange under "TU". TELUS 6.75% unsecured subordinate redeemable convertible debentures trade on the Toronto Stock Exchange under " T.DB".

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, and options to purchase securities, is contained in the TELUS information circular dated March 14, 2003 for the annual and special general meeting held on April 30, 2003. Additional financial information, including supplementary quarterly financial data and the audited TELUS consolidated financial statements for the year ended December 31, 2002, are set out in the 2002 annual report.

Requests for additional information

TELUS will provide to any person, upon request to the Corporate Secretary of TELUS at Floor 21, 3777 Kingsway, Burnaby, B.C., V5H 3Z7:

(a) when the securities of TELUS are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus filed in respect of a distribution of its securities:

    (i)	one copy of this annual information form together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this annual information form;

   (ii)	one copy of the 2002 annual report of TELUS, including the
        audited TELUS consolidated financial statements for the year ended December 31, 2002;

  (iii)	one copy of the TELUS information circular dated March 14, 2003;
        and

   (iv)	one copy of any other documents that are incorporated by
        reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any of the documents referred to in (a)(i) to (iv) above, provided that TELUS may require the payment of a reasonable charge if the request is made by a person who is not a security holder of TELUS.

TCI and TELUS Communications (Quebec) also each files an annual information form with certain provincial securities commissions, a copy of which may be obtained by writing to the Corporate Secretary of TELUS at the address provided above or on the SEDAR website at www.SEDAR.com.



APPENDIX A:  MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation (TELUS or the Company) for the years ended December 31, 2002 and 2001. This discussion contains forward-looking information that is qualified by reference to, and should be read in conjunction with, the Company's discussion regarding forward-looking statements above. The following should also be read in conjunction with the accompanying audited Consolidated Financial Statements of TELUS and notes thereto. The Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), which differ in certain respects from U.S. GAAP. See Note 25 to the Consolidated Financial Statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS.

Corporate background

TELUS Corporation was created from the 1999 merger of BC TELECOM and TELUS - two Western Canadian incumbent local exchange carriers (ILECs) - and the acquisition in 2000 of both the Eastern Quebec ILEC QuebecTel (now TELUS Quebec) and the national digital wireless company Clearnet Communications Inc. (Clearnet). BC TELECOM and the former TELUS were long-established, regional full-service telecommunications companies. At the time of the 1999 merger, TELUS announced its plans to provide telecommunications services in other parts of Canada. From 1999 through 2001, TELUS constructed a national fibre-optic network, subsequently supplemented by fibre rings in major centres in Central Canada. In 2000, TELUS began offering business voice, data and other services outside its Western base, principally in the province of Ontario, and wireless resale services in the provinces of Ontario, Manitoba and Saskatchewan. The purchase of QuebecTel in June 2000 allowed TELUS to accelerate its market entry into the province of Quebec. With the acquisition of Clearnet in October 2000, and the subsequent integration of mobility services, TELUS became a leading Canadian wireless service provider.

Early in 2001, TELUS acquired additional wireless spectrum in major population areas in the Industry Canada PCS spectrum auction. During 2001, TELUS sold non-core assets including its Directory Advertising business and real estate, and exited the equipment leasing business. The Company also acquired six smaller data/IP, hosting and application development companies and assets largely focused on Central Canada.

For 2002, TELUS continued to deliver on its strategy consistent with its six strategic imperatives, which were established in mid-2000. Certain examples of what TELUS delivered in 2002 are:

1. Providing integrated solutions:
   * For consumers, TELUS launched Internet Select and Internet Complete bundles,and introduced the Signature bundle, which combines residential local, personal call management services and Internet service for long distance customers at one low monthly price. The Company also launched Velocity Enhanced Internet service, which provides additional
     Internet capabilities and includes the Freedom(r)Internet Security bundle.
   * For business customers, new integrated solutions were introduced with the Managed Services portfolio, in which TELUS manages a customer's computer and network infrastructure, freeing customers to focus on their core business. For large business customers, the Company offered the Anytime, Anywhere integrated solution set, which offers comprehensive IT and customized network solutions, and provides connectivity for remote locations and highly mobile workforces.

2. Building national capabilities:
   * Implemented a new advanced intelligent national long distance and card service platform.
   * Integrated TELUS Quebec's Internet backbone with TELUS national
     Internet backbone, thereby improving routing, connectivity and reliability for all Internet users.
   * Redesigned telus.com to offer easier online navigation, enhanced information and simplified online ordering and account management.
   * Completed national integration of TELUS' wireless operations in Alberta and B.C. with Clearnet Communications and QuebecTel Mobilite.

3. Partnering, acquiring and divesting:
   * Continued leveraging of TELUS' strategic relationship with Verizon Communications and Verizon Wireless.
   * Became the preferred wireless roaming partner in Canada for Verizon
     Wireless.

4. Focusing relentlessly on data, IP and wireless growth:
   * Invested approximately $250 million in ADSL infrastructure and systems and increased ADSL coverage to 83% of the top 38 communities in Alberta and B.C.
   * Began transforming wireline networks to IP-based technology that should bring a variety of next generation capabilities and services to customers
   * Expanded PCS coverage in Central and Eastern Canada by six million POPs with implementation of digital roaming/resale agreements with Bell Mobility and Aliant Telecom Wireless
   * Increased total digital wireless coverage to 27.4 million POPs or close to 90% of the Canadian population
   * Delivered new next generation 1X wireless data network across Canada, offering fast and convenient wireless Internet access to more than 22 million Canadians (70% of the population)

5. Going to the market as one team:
  * Continued to strengthen consistent branding in wireline and wireless, leveraging the combination of TELUS' strong, widely recognized name with its popular nature-based advertising and marketing.

6. Investing in internal capabilities:
  * Completed several billing system integrations and conversions at TELUS Mobility and TELUS Communications.
  * Combined and consolidated 24 customer contact centres and a number of operational and administrative functions.
  * Employed Internet technologies to transform internal processes. The Company Intranet connects employees in real-time and allows them to manage their own services online while reducing paper. The Web is now the Company standard for booking travel, reporting expenses and receiving payroll advice.
  * Established a Web-based learning management system offering employees a single point of access to courses and career development tools. The preferred channel for training is now e.learning, which provides employees with anywhere/anytime access.

The Company's principal subsidiaries are TELUS Communications Inc. (including TELE-MOBILE COMPANY partnership), TELUS Quebec Inc. (including TELUS Communications Quebec Inc.) and TELUS Services Inc. (including TELUS Enterprise Solutions Partnership). Management's discussion and analysis is on a segmented basis, which encompasses all legal entities.


TELUS' reportable business segments for the years 2002 and 2001 were:
  * TELUS Communications, which provides voice local, voice long distance, data, Internet, managed information and other services across Canada.
  * TELUS Mobility, which provides digital PCS, iDEN (branded Mike) and wireless Internet services nationally.

Developments in 2002

Change in external auditor in 2002
Effective for the second quarter of 2002, as a result of the partners and staff of the Canadian operations of Arthur Andersen LLP joining Deloitte & Touche LLP, Deloitte & Touche LLP was appointed as the external auditor of TELUS.


Accounting policy changes in 2002
The 2002 financial results reflect the adoption of three recent accounting pronouncements.

Earlier in 2002, the Company adopted the provisions of Financial Accounting Standards Board (FASB) EITF 01-9 regarding the accounting for consideration given by a vendor to a customer. The application of this standard by TELUS results in costs specific to the Mobility and Internet operations, which were previously recorded as operations expenses, being reclassified to offset revenues. Comparative revenues and operations expense for the year ended December 31, 2001 for Mobility operations were reduced by $122.1 million, restated on a consistent basis with 2002 results (which were reduced by $139.5 million) - with no change to reported 2001 earnings or other key operating metrics such as marketing cost of acquisition (COA). See Note 2(b) to the Consolidated Financial Statements for more information.

In addition, effective January 1, 2002, the Company adopted the changes in accounting policy as required by the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3062 - Goodwill and Other Intangible Assets. As a result, the Company no longer amortizes goodwill or intangible assets with indefinite lives. In the year ended December 31, 2001, the pre-tax amortization expense associated with these items was $264.4 million.

Under Section 3062, rather than being systematically amortized, the value of intangible assets with indefinite lives and goodwill are periodically tested for impairment. In the first quarter of 2002, the Company assessed its intangible assets with indefinite lives, which are its wireless spectrum licences, and determined it necessary to record a transitional impairment amount of $595.2 million ($910 million before tax) as a charge to retained earnings. The Company also completed its test for transitional impairment for goodwill and determined there was no transitional goodwill impairment amount. See Note 2(a) to the Consolidated Financial Statements for additional details. The Company's annual review of impairment for intangible assets with indefinite lives and for goodwill will be complete as of December each year. No impairment was recorded as a result of this review in December 2002.

Commencing January 1, 2002, the Company adopted the new recommendations of the CICA dealing with accounting for share-based compensation (CICA Handbook
Section 3870). As required, the accounting change was applied prospectively. In 2002, the Company applied the intrinsic method for share-based compensation awards granted to employees. Accordingly, no compensation cost was recorded in the accounts for its share option plans. The Company intends to comply with the CICA's Accounting Standards Board's direction for the treatment of share-based compensation. Amendments to Section 3870 are expected to be finalized in mid-2003 and would be effective commencing with the 2004 fiscal year. See Note 2(c) and Note 10 to the Consolidated Financial Statements.


Regulatory changes in 2002

Contribution decisions
Commencing January 1, 2002, operating revenues, EBITDA(1) and earnings per share (EPS) were impacted by changes to the contribution revenues received and contribution expenses paid as a result of the following: Canadian Radio-television and Telecommunications Commission (CRTC) Decision 2000-745 on Changes to the Contribution Regime, and Decision 2001-238 on Restructured Bands. The impact of these decisions was a decrease in consolidated EBITDA of $211 million for 2002, when compared with 2001.

(1) Earnings Before Interest, Taxes, Depreciation and Amortization
    (EBITDA) is defined as Operating revenues less Operations expense and, as defined, excludes Restructuring and workforce reduction costs.

In 2001, TELUS Communications Inc. (TCI) filed with the CRTC a 'review and vary' request relating to the costing assumptions prescribed to be used in calculating portable subsidy requirements, relating to CRTC Decisions 2000-745 and 2001-238. Under these decisions, the costs the Company can recover through the contribution regime were reduced. On October 25, 2002, the CRTC released Decision 2002-67, denying the 'review and vary' request. However, the CRTC noted it would consider portfolio expenses in upcoming proceedings. Other than the impacts described in the paragraph above, no additional financial impacts are expected. The Company believes that Decision 2002-67 made two critical policy errors: first, that the costs TELUS and other ILECs are required to use to calculate subsidies for residential primary exchange service and for unbundled loops are not actual company-specific costs that take into account different geography and population density in Western Canada; and second, that the costs are too low for TELUS and appear to be too low for certain other ILECs as well.

On January 22, 2003, TCI filed a petition to the Governor in Council of the Government of Canada requesting a variance of Decision 2002-67. TCI has asked the Governor in Council to vary the decision to require that the CRTC employ company-specific costs for residential primary exchange service and unbundled loops filed by the ILECs in January 2001.

Price cap decisions
On May 30, 2002 and July 31, 2002, the CRTC announced its decisions on the Regulatory Framework for the Second Price Cap Period for ILECs, or CRTC Decision 2002-34 and CRTC Decision 2002-43, which established the framework for regulation of ILECs, including TELUS. These decisions cover a four-year period beginning June 2002 for TCI and beginning August 2002 for TELUS Communications Quebec Inc. (TCQI). The impact of these decisions was a decrease in consolidated EBITDA of $57 million for 2002, when compared with 2001.

The positive aspects of the CRTC decision were that it confirms TELUS' preferred regulatory model of facilities-based competition, did not introduce the significantly larger discounts of up to 70% for use of incumbent facilities sought by competitors and allows TELUS to benefit as it becomes more efficient. On the negative side, the CRTC has extended the regulation of local prices and service levels, reduced the ability of companies to raise prices, introduced more complexity and caused additional negative impact to TELUS' earnings.

TELUS anticipates that the financial impact of the CRTC price cap decision is an incremental annual negative EBITDA impact of approximately $80 million in 2003. This is in part due to the CRTC allowing a reduction of between 15 to 20% on the fees paid by competitive local exchange carriers (CLECs) for access to the TELUS network.

In an effort to foster competition for residential basic service in non high-cost service areas (non-HCSAs), the concept of a deferral account mechanism was introduced by the CRTC as a conservative accounting alternative to mandating price reductions. The deferral account arises from the CRTC requiring the Company to defer the income statement recognition of a portion of the monies received in respect of residential basic services provided to non-HCSAs. The revenue deferral is based on the rate of inflation (as measured by a chain-weighted GDPPI index), less a productivity offset of 3.5%, and an "exogenous factor" that is associated with allowed recoveries in previous price cap regimes that have now expired. The Company may recognize the deferred amounts upon the undertaking of qualifying actions, such as service improvement programs ("SIPs") in qualifying non-HCSAs, rate reductions (including those provided to competitors as required in Decision 2002-34 and Decision 2002-43) and/or rebates to customers. To the extent that a balance remains in the deferral account, interest is required to be accrued at the Company's short-term cost of borrowing. The Company believes its use of the deferral account, for the recognition of revenues related to monies received in respect of residential services provided to non-HCSAs, is conservative.

Subsequent to Decision 2002-34, AT&T Canada Inc. petitioned the federal Cabinet to increase competitor discounts from those provided for in the Decision. On March 25, 2003 the federal Cabinet upheld Decision 2002-34 thereby denying the petition. In addition, CallNet Enterprises Inc. filed for a 'review and vary' in respect of the follow-up process as set by the CRTC in Decision 2002-34 to examine the services that are included and qualify for Competitor Digital Network Access (CDNA) pricing. On August 9, 2002, the CRTC issued Public Notice 2002-4 to determine the scope of CDNA services, which among other issues, addresses CallNet's application. This proceeding is expected to conclude some time in 2003. The CRTC continues to consider making new services available to competitors at reduced rates.

Status of labour negotiations
TCI and the Telecommunications Workers Union (TWU) are currently negotiating a new collective agreement to replace the multiple legacy agreements from the predecessors BC TEL and the Alberta-based TELUS. In the fourth quarter of 2002, TCI's application to the federal Minister of Labour for conciliation was granted and two federal conciliators were appointed.

In January 2003, TCI and the TWU mutually agreed to extend the conciliation timeline. During the first phase of the extension, the conciliators are conducting a global review with both parties of all outstanding issues. The timeframe for this phase is at the discretion of the conciliators. Once the global review has been completed, the conciliators will create an action plan for the second phase of conciliation. At this point, both parties will enter a conciliation period of 60 days under the supervision of the conciliators. The second phase of conciliation can be extended by the mutual agreement of both parties. If the outstanding issues are not resolved at the conclusion of the 60-day period, a 21-day cooling-off period will follow before any legal work disruption can take place. The Canada Labour Code further requires 72-hour advance notice to be provided between the parties prior to the start of a work disruption. Phase one conciliation meetings began on January 27, 2003, with additional meeting dates scheduled through to August 2003. These scheduled dates are agreed to between TCI and the TWU and are expected to be either part of the global review or fall under the 60-day conciliation period. Given these timeframes, it is currently expected that this process will not conclude until the third quarter of 2003.

On January 27, 2003, TCI and the TWU signed a Maintenance of Activities agreement as required by federal legislation. This agreement ensures the continuation of services to 911 emergency, police, fire, ambulance, hospitals and coast guard, with provisions to cover other potential emergency services necessary to prevent immediate and serious danger to the health or safety of the public, in the event of a work stoppage.


Performance to 2002 targets and guidance


TELUS revised its guidance quarterly in 2002 as new information became available. Original targets and guidance revisions are summarized in the table below with footnotes explaining the changes.

			            	   2002 	         2001 			         Revised
			          	 Results	     Annual report	 	       guidance for
 							      targets for	  Met	          2002			   Met
							        2002
=================================================================================================================================
Consolidated
  Revenues			      $7.01 billion	   $7.5 to $7.6 	   X	         $7.35 to
							      billion		             $7.45 billion (1)              X
							     See note 1		             Approx. $7.0 billion (2)       M
---------------------------------------------------------------------------------------------------------------------------------
  EBITDA (5)			      $2.52 billion	    $2.475 to 	           M	     Approx. $2.5 billion (4)	    M
							    $2.525 billion
---------------------------------------------------------------------------------------------------------------------------------
  Earnings (loss) per share	       (75) cents	    15 to 20 cents	   X	     (90) to (95) cents (2)         M
                                                              See note 2		     Approx. (80) cents (3)         M
                                                                                             Approx. (75) cents (4)         M
---------------------------------------------------------------------------------------------------------------------------------
  EPS excluding restructuring	        43 cents            See note 2	           _	     15 to 20 cents (2)             M
                                                                                             Approx. 35 cents (3)           M
                                                                                             Approx. 42 cents (4)           M
---------------------------------------------------------------------------------------------------------------------------------
  Capital expenditures               $1.70 billion        $2.1 to $2.2             M	     $1.8 to $2.0 billion (1)       M
                                                             billion                         Approx. $1.8 billion (2)       M
                                                                                                  Less than
                                                                                                $1.8 billion (3)            M
                                                                                             Approx. $1.7 billion (4)       M
=================================================================================================================================
Communications segment
  Revenue (external)	 	     $4.99 billion	  $5.4 to $5.45     	   X 	     Approx. $5.0 billion (2)	    M
							     billion
---------------------------------------------------------------------------------------------------------------------------------
   Central Canadian wireline         $840 million	  $945 million	           X	        Approx.
    revenue                                                                                  $800 million (2)		    M
---------------------------------------------------------------------------------------------------------------------------------
   Non-ILEC revenue (included in     $527 million  	  $650 million	           X	        Approx.
    Central Canadian wireline revenue)							     $525 million (2)	            M
---------------------------------------------------------------------------------------------------------------------------------
  EBITDA	                     $1.98 billion	  $2.025 to 	           X	        Approx.
                                                          $2.055 billion                     $2.0 billion (2)               ~
---------------------------------------------------------------------------------------------------------------------------------
   Non-ILEC EBITDA	             $(107) million       $(125) million	   M	        Approx.                     M
                                                                                             $(110) million (4)
---------------------------------------------------------------------------------------------------------------------------------
  Capital expenditures	             $1.24 billion	  $1.55 to $1.65           M         $1.3 to $1.5 billion (1)       M
                                                              billion                        Approx. $1.3 billion (2)       M
                                                                                                   Approx.
                                                                                               $1.24 billion (4)            M
---------------------------------------------------------------------------------------------------------------------------------
High-speed Internet net additions      195,200	             200,000 or 	   X	     Approx. 200,000 (4)            ~
					                       more
=================================================================================================================================
Mobility segment
  Revenue (external)	             $2.02 billion	  $2.1 to $2.15            M             $1.95 to
                                                              billion	    	               $2.0 billion (1)                M
                                                            See note 1                       Approx. $2.0 billion (2)       M
---------------------------------------------------------------------------------------------------------------------------------
  EBITDA			     $535 million	  $450 to $470 		   M	          $470 to
							      million				$490 million (1)	    M
											            Approx.
											        $490 million (2)	    M
											            Approx.
											        $510 million (4)            M
---------------------------------------------------------------------------------------------------------------------------------
  Capital expenditures	             $460 million	  $560 million	           M     	Approx.
                                                                                               $500 million (1)             M
                                                                                                 Approx.
                                                                                               $460 million (4)	            M
---------------------------------------------------------------------------------------------------------------------------------
Wireless subscriber net additions      417,800	           425,000 to      	   X	       Approx. 425,000 (4)          ~
							    450,000
=================================================================================================================================

Revisions were made to the original guidance for expected 2002 results in each quarter, as follows:
(1) Guidance for Consolidated revenues and Mobility revenues was amended with the announcement of first quarter results to reflect implementation of an accounting classification change in order to comply with EITF 01-9, as described in "Accounting Policy Changes in 2002". In addition, the guidance for capital expenditures was amended to reflect a reduction in planned discretionary spending, while guidance for Mobility EBITDA was changed to include a retroactive recovery associated with the favourable clarification of tax legislation by the Ontario Provincial Sales Tax Authority.

(2) Guidance issued with second quarter results reflected the impacts of new regulatory decisions, lower than expected revenue growth in Central Canadian operations, the receipt of investment tax credits, the expected impacts of the announced OEP (including expected savings and the workforce restructuring charge), and further reductions in discretionary capital spending. EPS guidance issued in the 2001 annual report did not include Restructuring and workforce reduction costs. With the announcement of the OEP, revised EPS guidance was provided for both basic EPS and EPS before Restructuring and workforce reduction costs. Excluding Restructuring and workforce reduction costs, EPS was 43 cents and exceeded the annual guidance for 2002.
(3) Guidance issued with the third quarter results was updated to reflect an improved annual outlook including increased expected OEP savings, the impact of the workforce restructuring costs expected to be recorded in 2002, the after-tax gain on third quarter debt repurchases, and the impacts of the third quarter public equity issue.
(4) Final guidance for 2002 was issued on the December 16, 2002 conference call that announced 2003 financial and operational targets. The guidance for 2002 was revised to reflect further reductions in capital expenditures in both segments, improving margins in the Mobility segment and the Communications segment's non-incumbent operations.
(5) Excluding Restructuring and workforce reduction costs.


Results of operations

Highlights

Years ended December 31
($ in millions except per share amounts)		2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues normalized for regulatory      	7,437.2 	7,080.5 	          356.7		    5.0
  impacts (1)
Operating revenues					7,006.7 	7,080.5 		  (73.8)	   (1.0)
EBITDA (2) normalized for regulatory impacts (1)	2,786.4 	2,529.6 		  256.8 	   10.2
EBITDA (2)						2,518.6 	2,529.6 		  (11.0)	   (0.4)
Restructuring and workforce reduction costs		  569.9 	  198.4 		  371.5 	  187.2
Income (loss) from continuing operations		 (227.1)	 (138.8)		  (88.3)	  (63.6)
Discontinued operations					   (1.9)	  592.3 		 (594.2)	 (100.3)
Net income (loss)					 (229.0)	  453.5 		 (682.5)	 (150.5)
Common share and non-voting share income (loss)		 (239.3)	  443.0 		 (682.3)	 (154.0)
Earnings (loss) per share 				   (0.75)	    1.51 		   (2.26)	 (149.7)
EPS before Restructuring and workforce reduction 	    0.43 	    1.90 	           (1.47)	  (77.4)
 costs (3)
Capital expenditures - wireless spectrum		    4.6 	  355.9 		 (351.3)	  (98.7)
- general		                                1,693.3 	2,249.4 		 (556.1)	  (24.7)
---------------------------------------------------------------------------------------------------------------------------------

(1) Regulatory impacts as described in section "Regulatory changes in 2002."

(2) Earnings Before Interest, Taxes, Depreciation and Amortization
    (EBITDA) is defined as Operating revenues less Operations expense and, as defined, excludes Restructuring and workforce reduction costs.

    The Company has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units and it is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost; and without regard to Restructuring and workforce reduction costs, which are transitional in nature. EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

(3) EPS before Restructuring and workforce reduction costs is calculated as EPS plus the after-tax workforce restructuring costs on a per share basis. After-tax restructuring and workforce reduction costs were approximately $376 million for 2002, compared with approximately $113.5 million for 2001.


Quarterly Information

Quarterly information
($ in millions)	   2002 Q4	 2002 Q3	2002 Q2	      2002 Q1	     2001 Q4	   2001 Q3	  2001 Q2	2001 Q1
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues $ 1,794.4 	 $ 1,766.3 	$ 1,748.0     $ 1,698.0      $ 1,868.0 	   $ 1,823.2 	  $ 1,717.7 	$ 1,671.6
Income (loss)
 from continuing
 operations	   $  (139.2)	 $  (105.3)	$    18.6     $    (1.2)     $   (43.6)	   $    24.0 	  $    41.2 	$  (160.4)
Per weighted
 average common
 share and
 non-voting share
 outstanding
	- basic	   $    (0.41)	 $    (0.34)	$     0.05    $    (0.01)    $    (0.15)   $     0.07 	  $     0.14 	$    (0.57)
	- diluted  $	(0.41)	 $    (0.34)	$     0.05    $    (0.01)    $    (0.15)   $     0.07 	  $	0.14 	$    (0.57)
Net income (loss)  $  (139.2)	 $  (107.4)	$    18.4     $    (0.8)     $   (46.7)	   $   580.7 	  $    59.9 	$  (140.4)
Per weighted
 average common
 share and
 non-voting share
 outstanding
	- basic	   $	(0.41)	 $    (0.35)	$     0.05    $    (0.01)    $    (0.16)   $     1.94 	  $	0.20 	$    (0.50)
	- diluted  $	(0.41)	 $    (0.35)	$     0.05    $    (0.01)    $    (0.16)   $     1.94 	  $	0.20 	$    (0.50)

Consolidated operating revenues and consolidated EBITDA decreased for the year ended December 31, 2002, when compared with 2001. These results included negative impacts of recent regulatory decisions totalling $430.5 million for revenues and $267.8 million for EBITDA. After normalizing for regulatory impacts, TELUS operating revenues improved by 5.0% for the year and EBITDA improved by 10.2% for the year, when compared with 2001, due to improvement in TELUS Mobility Network revenues and operating efficiencies, reduced Communications segment expenses and the receipt of investment tax credits
(ITCs). TELUS Communications made significant cost structure improvements throughout 2002, including a reduction of approximately 5,200 positions since December 31, 2001, the closure of 33 TELUS retail stores, and the closure or consolidation of 24 customer contact centres.

Net income and EPS decreased in 2002, when compared with 2001, due primarily to the recognition of significant gains included in the $592.3 million income from discontinued operations in 2001 ($2.02 per share). Income in 2002 was also negatively impacted by Restructuring and workforce reduction costs of approximately $376 million ($1.18 per share), compared with approximately $113.5 million (39 cents per share) in 2001. Also reducing 2002 results were negative regulatory decision impacts of approximately $162 million after tax (51 cents per share), partly offset by the required cessation of amortization of goodwill and intangible assets with indefinite lives of approximately $225 million after tax (77 cents per share), and improved EBITDA before regulatory decision impacts of approximately $155 million after tax (49 cents per share).

The discussion below is presented on a segmented basis for external revenues, total operations expenses, EBITDA and capital expenditures. See the segmented disclosure in the TELUS Consolidated Financial Statements, Note 23. All other disclosure is on a consolidated basis.


Operating revenues - TELUS Communications

Years ended December 31
($ in millions)						2002		2001			Change		   %

---------------------------------------------------------------------------------------------------------------------------------
Voice local (net of 2002 price cap of $30.7 million)	2,106.5 	2,083.6 	           22.9 	    1.1
Voice contribution					   89.4 	  464.0 		 (374.6)	  (80.7)
Voice long distance (net of 2002 price cap of 		1,016.0		1,094.6 	          (78.6)           (7.2)
$2.8 million)
Data (net of 2002 price cap of $21.5 million)		1,366.6 	1,176.6 		  190.0 	   16.1
Other (net of 2002 price cap of $0.9 million)		  410.8 	  453.2 	   	  (42.4)  	   (9.4)
---------------------------------------------------------------------------------------------------------------------------------
External operating revenue				4,989.3 	5,272.0 		(282.7)		   (5.4)

Intersegment revenue					   95.3 	   87.5 		   7.8 	    	    8.9
---------------------------------------------------------------------------------------------------------------------------------
Total operating revenue					5,084.6 	5,359.5 		(274.9)		   (5.1)
---------------------------------------------------------------------------------------------------------------------------------

Voice local revenue is generated from monthly access charges and enhanced services. Local access revenue decreased by $7.1 million in 2002, due primarily to CRTC price cap decision impacts noted in the table above and approximately 56,000 fewer access lines than one year ago, partly offset by price increases implemented in 2001 and growth in non-ILEC business. More than offsetting the decline in local access revenues was increased local enhanced services revenue of $30.0 million. Excluding the negative price cap impacts, voice local revenue increased by $53.6 million or 2.6% in 2002 as compared to 2001.

Network access lines decreased by approximately 32,000 consumer lines and 24,000 business lines between December 31, 2001 and December 31, 2002. ILEC consumer lines in Western Canada and Quebec decreased due to removal of second lines as a result of the significant increase in high-speed Internet subscribers, technological substitution including migration to wireless services, and losses to competitors. Consumer second lines were approximately 6.5% of total consumer access lines as at December 31, 2002. ILEC business line losses resulting from technological substitution to more efficient Integrated Services Digital Network (ISDN) services and from economic factors were 42,000. Partly offsetting this was a net 18,000 line competitive gain due to growth in Central Canada non-ILEC business lines exceeding ILEC business line losses. The combined ILEC business and local consumer market share was estimated to be 97% at December 31, 2002 (98% at December 31, 2001).

Voice contribution revenue decreased for the year ended December 31, 2002, when compared with the same period one year ago. The change in contribution revenue resulted principally from CRTC Decisions 2000-745 on Changes to the Contribution Regime and 2001-238 on Restructured Bands, which reduced the revenues that TELUS received to subsidize high-cost rural service areas in 2002. Under these decisions, there was also a much smaller decrease in contribution expense (or revenue tax) impacting both the Communications and Mobility segments in 2002 (see discussion under Operations expense).

Voice long distance revenue decreased for the year ended December 31, 2002, when compared with the same period one year ago. Wholesale settlement revenues decreased by $39.1 million due to lower inbound minutes from domestic carriers and migration of competitors' minutes to their own networks, as well as lower rates on international traffic. Substitution to alternative technologies such as e-mail, Internet and wireless, and lower business long distance rates contributed to long distance revenue and minute erosion. In addition, there was a short-term increase in 2001 to consumer long distance revenues due to capping of minutes in unlimited plans in June 2001 that was not repeated in 2002 due to changes in consumer calling patterns. To a lesser extent, long distance revenues were reduced by price cap impacts. These declines were partially offset by implementation of a $1.25 monthly long distance plan administration fee and a two-cent per-minute rate increase in consumer calling plans effective February 2002.

Data revenues include enhanced/IP data services (such as Internet access, hosting and applications, LAN/WAN, gateway service, internetworking and remote access) and other data services (managed information technology (IT) services and legacy data services such as private line, switched data services, data local access, data settlements and data equipment sales). Wireless data revenues are included in Mobility segment Network revenues. Organic data revenue growth, which excludes revenues from 2001 acquisitions as well as the impacts of price caps and international data revenues, was 9.7%.

  * Enhanced data/IP revenue increased by $134.6 million in 2002 mainly due to the 90.9% annual growth in consumer high-speed Internet customer base, and increased internetworking and hosting revenues, partly offset by lower e-commerce (consistent with lower demand observed in the Canadian e-commerce marketplace) and lower content and portal revenues. During the fourth quarter of 2002, the Company completed a post-implementation review of Internet subscriber counts and net additions, following the implementation of a new billing system in the third quarter. It was determined that dial-up deactivations related to conversion of accounts to high-speed Internet were understated as a result of the billing system changes. Consequently, dial-up subscriber net deactivations of 63,400 included an adjustment of 21,100. High-speed Internet subscriber net additions of 195,200 were reduced by a 3,400 negative adjustment as a result of the post-implementation review. As a result of slower market growth and the subscriber adjustment, high-speed Internet net additions were slightly lower than the original guidance of 200,000 or more.

  * Other data revenues increased by $55.4 million in 2002. The increase included $102.0 million due to higher volumes for digital private line, packet switched, videoconferencing and other services, as well as increased equipment sales. In addition, international IT managed services revenue increased by $33.9 million, partly offset by a reduction of $59.0 million in data settlements revenue and $21.5 million negative price cap impacts.

The decrease in Other revenue for 2002 was due to lower voice equipment sales volumes as a result of reduced demand and increased focus on higher margin product portfolios, greater emphasis on data equipment sales as opposed to voice equipment sales, $10.9 million lower late payment charges and, to a lesser extent, closure of retail stores, partly offset by the inclusion of five additional months of revenue from the former Williams Communications Canada, Inc. which TELUS purchased on June 1, 2001.

Included in the total revenues are non-ILEC revenues of $527.3 million for 2002 compared with $335.1 million in 2001. Minor adjustments have been made to 2001 non-ILEC revenues and operations expense to reflect current customer account classifications.

Intersegment revenues represent services provided by the Communications segment to the Mobility segment and are eliminated upon consolidation along with the associated expense from TELUS Mobility.


Key operating indicators - TELUS Communications

Years ended December 31
(000s for subscribers and additions)			2002		2001			 Change		 %
---------------------------------------------------------------------------------------------------------------------------------
Network access lines, end of period			  4,911 	  4,967 		  (56)		   (1.1)

Total Internet subscribers, end of period (1)		  801.7 	  669.9 		  131.8 	   19.7
  Dial-up		      				  391.7 	  455.1 		  (63.4)	  (13.9)
  High-speed					          410.0 	  214.8 		  195.2 	   90.9

Total Internet subscriber net additions (1)		  131.8   	  173.0 		  (41.2)	  (23.8)
  Dial-up		                                  (63.4)	   41.8 		 (105.2)	 (251.7)
  High-speed					          195.2 	  131.2 		   64.0 	   48.8
---------------------------------------------------------------------------------------------------------------------------------

(1) Internet net additions and year-end subscriber counts for 2002 include reductions of approximately 21,100 dial-up subscribers and approximately 3,400 high-speed Internet subscribers as a result of a post-implementation review following billing system conversions.

           [wireless revenue graph]

Operating revenues - TELUS Mobility

Years ended December 31					2002		2001			Change		    %
($ in millions)
---------------------------------------------------------------------------------------------------------------------------------
Network revenue						1,852.7 	1,645.0 		  207.7 	   12.6
Equipment revenue					  164.7 	  163.5 		    1.2 	    0.7
--------------------------------------------------------------------------------------------------------------------------------
External operating revenue				2,017.4 	1,808.5 		  208.9 	   11.6

Intersegment revenue					   17.5 	   17.4 		    0.1 	    0.6
---------------------------------------------------------------------------------------------------------------------------------
Total operating revenue					2,034.9 	1,825.9 		  209.0 	   11.4
---------------------------------------------------------------------------------------------------------------------------------

TELUS Mobility Network revenue is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, wireless data and fees for value-added services. Network revenue increased by 12.6% in 2002 when compared with 2001. The Network revenue growth was a result of the continued expansion of TELUS Mobility's subscriber base by 16.2% to approximately 3.0 million subscribers from 2.6 million one year ago, while maintaining an industry leading average revenue per subscriber unit per month
(ARPU).

TELUS Mobility continued to pursue a strategy focused on profitable revenue growth and subscriber retention, which resulted in steady ARPU and a substantially improved churn year-over-year. While ARPU was $55 for 2002, compared with $57 in 2001, the relative stability of ARPU in the fourth quarter ($56 in both 2002 and 2001) was in contrast with historical trends observed in the fourth quarter (typically an approximate 3% rate of decrease). This was a significant achievement considering 2002 trends of greater in-bucket usage, postpaid / prepaid mix changes, retention offers aimed at reducing postpaid churn, and overall competitive market pressures. In-bucket usage refers to plans that offer free minutes (at a fixed fee) for periods of time, including free evenings and weekends and after-school calling. The slight decline in ARPU was attributed to increased usage and to TELUS Mobility's pricing discipline. Average minutes of use (MOU) per subscriber per month were 290 in 2002 compared with 270 in 2001. As of December 31, 2002, postpaid subscribers accounted for 83.1% of the total cumulative subscriber base as compared to 84.9% one year earlier. Net postpaid additions of 301,600 represented 72.2% of all net additions, an 80,100 or 36.2% increase, as compared to 221,500 or a 53.1% increase in 2001. Total net subscriber additions were 417,800 as compared to 417,500 in 2001. TELUS Mobility's strong subscriber growth in the first three quarters of 2002 provided the flexibility to exercise pricing discipline despite significant promotional activity by competitors for the fourth quarter. Net additions for 2002 were similar to those for the prior year and reflect a notable increase in market share given declining industry net additions as compared to the previous year.

The blended postpaid and prepaid churn rate averaged 1.8% per month for 2002 and represented an improvement from a 2.0% churn rate for the same period in 2001.Deactivations increased by 4.5% to 599,100 from 573,300 in 2001. The improved churn rate and industry leading ARPU are evidence of the continued focus and execution by TELUS Mobility on subscriber retention and profitable revenue generating subscriber growth. The decline in the churn rate is attributed to improved network quality and coverage including the implementation of the roaming/resale agreements with Bell Mobility and Aliant Telecom Wireless, improved client service levels, client contracting as part of loyalty and retention programs, and the grandfathered per-second rate plans compared to new per-minute billing plans.

Equipment sales, rental and service revenue for 2002 was $164.7 million compared with $163.5 million for the same period in 2001. The increase in equipment revenue was principally due to a 26,100 (2.6%) increase in gross subscriber activations to 1,016,900 in 2002 from 990,800 in 2001.

Intersegment revenues represent services provided by the Mobility segment to the Communications segment and are eliminated upon consolidation along with the associated expense in TELUS Communications.


Key operating indicators - TELUS Mobility

Years ended December 31
(000s for subscribers and additions)			2002		2001			Change		%

---------------------------------------------------------------------------------------------------------------------------------
Net subscriber additions - postpaid			  301.6 	  221.5 		   80.1 	   36.2
Net subscriber additions - prepaid			  116.2 	  196.0 		  (79.8)	  (40.7)
---------------------------------------------------------------------------------------------------------------------------------
Net subscriber additions - total			  417.8 	  417.5 		    0.3 	    0.1

Subscribers - postpaid					2,490.6 	2,189.0 		  301.6 	   13.8
Subscribers - prepaid					  504.9 	  388.7 		  116.2 	   29.9
Subscribers - total					2,995.5 	2,577.7 		  417.8 	   16.2

Churn, per month (%)					    1.8 	    2.0 		   (0.2)	     -
(COA per gross subscriber addition(1) ($)		    497 	    502 		     (5)	   (1.0)
COA per gross subscriber addition excluding  ($)	    425 	    446 	            (21)	   (4.7)
 retention and migration (1)
ARPU ($)						     55 	     57 		     (2)	   (3.5)
Total POPs(2) covered (millions)			   25.3 	   24.6 		    0.7 	    2.8
Digital POPs covered (millions)				   25.2 	   24.2 		    1.0 	    4.1
Digital POPs covered including roaming/resale (3)	   27.4 	     - 			     - 		     -

EBITDA excluding COA ($ millions)			1,016.4 	  837.7 	   	  178.7 	   21.3
---------------------------------------------------------------------------------------------------------------------------------

(1) For 2002, COA of $497 and $425 before retention and migration costs excluded the $21.0 million favourable clarification of tax legislation by the Ontario Provincial Sales Tax authorities, representing a reversal of a cumulative COA liability. When including the $21.0 million reduction, COA for 2002 would be $476 and $404 excluding retention and migration.

(2) POPs is an abbreviation for Population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.

(3) TELUS Mobility has not activated all digital roaming areas. TELUS PCS digital population coverage was 21.4 million, and 27.4 million including the roaming/resale agreement with Bell Mobility and Aliant Telecom Wireless. TELUS PCS and Mike digital population coverage was 25.2 million.


Operations expense - TELUS Communications

($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					3,100.8 	3,185.7 		  (84.9)	   (2.7)
---------------------------------------------------------------------------------------------------------------------------------

TELUS Communications operations expenses decreased in 2002 as a result of Operational Efficiency Program (OEP) cost reductions including lower salaries and benefits from approximately 5,200 net staff reductions since December 31, 2001, a lower contribution expense and the favourable impact of investment tax credits (ITCs) of $50.5 million. The ITCs were recognized as a result of a settlement with the Canada Customs and Revenue Agency (CCRA) for previous years' claims and were recorded as a reduction of operations expense as this is where the qualifying expenses were recorded originally. The OEP cost reductions and reduced contribution expenses were partly offset by non-ILEC expansion and 2001 acquisitions.

Non-ILEC expenses increased by $153.8 million in the year ended December 31, 2002, when compared with the same period in 2001. The increase was mainly due to additional costs from companies acquired from June to October 2001, as well as increased facility costs and cost of sales associated with revenue growth that were partly offset by improved operational efficiencies including the movement of a greater proportion of traffic services on-net.

ILEC operations expense decreased by $238.7 million in the year ended December 31, 2002, when compared with the same period in 2001. The most significant changes were OEP-related savings of approximately $150 million (approximately $107 million salary savings from reduced staff counts), as well as a decrease in contribution expense of $123.4 million. The change to contribution expense resulted from the lowering of contribution rates from 4.5% of eligible revenues to a final rate of 1.3% of eligible revenues, as determined in CRTC contribution and rebanding decisions. Combined wholesale settlement, facilities and clearinghouse expenses decreased by $16.6 million, while payments under the Software and Related Technology and Services Agreement with Verizon decreased by $25.5 million. Equipment cost of sales decreased by $37.6 million due to lower equipment sales. Operations expenses also decreased by $50.5 million due to receipt of ITCs in 2002, while ILEC bad debt expense decreased by $3.1 million.

The above decreases in ILEC operations expense were partially offset by the following expense increases. Along with lower salaries and benefits associated with the OEP described above and the significant reduction in the capital expenditure program, capitalized labour costs decreased by $16.7 million. Capitalization rates for labour in 2002 and 2001 were approximately 14% in 2002 and 2001. Pension expenses increased by $41.4 million, expenses related to international data managed service revenues increased by $33.3 million, building lease payments increased by $5.7 million due to the sale and leaseback of administrative buildings in 2001, and a one-time $8.0 million property tax recovery was recorded in the first quarter of 2001, for which there is no equivalent recovery in 2002. Consumer Internet cost of sales increased by $5.4 million year-to-date due to higher subscriber additions for the year. Other cost increases of approximately $57.5 million were primarily the annualized impact of salary and employee-related expenses associated with 2001 acquisitions.

In 2003, pension expense is expected to increase by approximately $65 million. The pension expense change in 2003 is not expected to result in a corresponding increase in cash contributions. The projected increase in the 2003 pension expense is substantially non-cash in nature and is related to amortization of actuarial losses and a lower expected return on assets for defined benefits pension plans (reduced to 7.48% from 7.71%).


Operations expense - TELUS Mobility

($ in millions)						2002		2001		       Change		 %
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					1,500.1 	1,470.1 		   30.0 	    2.0
---------------------------------------------------------------------------------------------------------------------------------

TELUS Mobility operations expenses increased for the year ended December 31, 2002 when compared to the same period one year ago. Expenses included a $21.0 million reduction resulting from a clarification of provincial sales tax (PST) legislation related to handset subsidies, which represented the reversal of a cumulative liability previously recorded in marketing cost of acquisition
(COA). Normalized for this reduction in expenses, Operations expense increased by $51.0 million or 3.5%. The increase was principally due to general and administrative expenses (G&A) for client services to support higher subscriber levels and, to a lesser extent, COA attributed to higher postpaid gross activations. However, significant productivity improvement is evident when G&A expense increase of 11.7% is compared with network revenue growth of 12.6% and annual subscriber growth of 16.2%.

Expenses related to equipment sales decreased by $22.8 million or 5.8% when compared to one year earlier. The decrease was related to the $21.0 million favourable clarification of PST legislation. Once normalized, equipment costs decreased by $1.8 million or 0.5% due to favourable exchange rates and vendor pricing being partly offset with 26,100 higher gross subscriber additions. These costs are included in COA.

Network operating expenses consist of site-related expenses, transmission costs, spectrum licence fees, contribution revenue taxes and other direct costs related to network operations. Network operating expenses decreased by $20.3 million or 5.2% to $366.7 million in 2002 from $387.0 million in 2001. These costs improved as a result of reduced contribution charges, $18.6 million in 2002 as compared to $60.1 million in 2001. When normalized for reduced contribution revenue taxes in 2002, network operating expenses increased by $21.2 million or 5.5% as compared to 2001. The normalized increases were attributed to transmission and site-related expenses including costs in support of the roaming/resale agreement with Bell Mobility and Aliant Telecom Wireless. Enhancements to both PCS and Mike digital networks across Canada helped to support the increased subscriber base and improve service levels. PCS digital population coverage increased by 6.0 million (Bell - 4.8 million and Aliant -
1.2 million) from 21.4 million before the roaming/resale agreements to 27.4 million including roaming/resale areas activated by the end of the fourth quarter. Total digital population coverage (Mike and PCS) as of December 31, 2002, was 25.2 million (27.4 million including all current digital roaming service areas) as compared to 24.2 million one year ago.

Marketing expenses excluding handset subsidies were $249.4 million for 2002, as compared to $230.2 million for 2001. The increase was principally the result of dealer compensation as a result of 37,100 higher postpaid gross subscriber additions. COA per gross subscriber addition was $497 (excluding any benefit from the $21.0 million PST ruling) as compared to $502 in 2001. Excluding retention and migration costs, COA per gross subscriber addition was $425 and $446 for 2002 and 2001, respectively. Increased retention spending is consistent with TELUS Mobility's focus on reducing postpaid churn by contracting and offering incentives to the existing subscriber base.

G&A expenses consist of employee compensation and benefits, facilities, client services, bad debt and various other expenses. G&A expenses increased by 11.7% to $512.8 million for 2002, compared to $458.9 million in 2001. The increases were principally related to an increase in staffing levels in the areas of client operations, company-owned retail stores, expansion into new coverage territory, and channel distribution expansion to support subscriber growth and improve service levels. Employee costs increased due to growth of 5.1% in staffing levels to 5,420 employees from 5,156 at December 31, 2001. Client operations expense increased principally due to increases in bad debts and subscriber related expenses, such as billing and postage charges. Bad debts and other customer losses increased by $22.6 million for 2002 as compared to 2001. This significant increase in bad debt and other customer losses was related to certain temporary impacts related to billing system conversions completed in 2002. By the fourth quarter, such expenses had begun to return to historical levels as bad debt and other customer losses declined by $5.4 million or 36.2% as compared to the third quarter of 2002. TELUS Mobility expects bad debt related expenses to decline to more historical levels in 2003. TELUS Mobility completed its fifth and final major billing system conversion over the past 18 months with the completion of the Mike billing system conversion in early October 2002.


Earnings (1) Before Interest, Taxes, Depreciation and Amortization (EBITDA) by segment

Years ended December 31
($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications					1,983.8 	2,173.8 		 (190.0)	   (8.7)
TELUS Mobility						  534.8 	  355.8 		  179.0 	   50.3
---------------------------------------------------------------------------------------------------------------------------------
TELUS Consolidated					2,518.6 	2,529.6 		  (11.0)           (0.4)
---------------------------------------------------------------------------------------------------------------------------------
EBITDA (1) margin (2) by segment
Years ended December 31 (%)				2002		2001			Change
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications					   39.0 	   40.6 		   (1.6)	     -
TELUS Mobility						   26.3 	   19.5 		    6.8 	     -
TELUS Consolidated					   35.9 	   35.7 		    0.2 	     -
---------------------------------------------------------------------------------------------------------------------------------

(1) Excluding Restructuring and workforce reduction costs.
(2) EBITDA divided by total revenue.

TELUS Communications EBITDA, excluding Restructuring and workforce reduction costs, decreased by $190.0 million for 2002 when compared to 2001, primarily due to the negative impacts of the changes in contribution rates and the price cap decision. Normalized for these negative regulatory impacts, TELUS Communications EBITDA would have increased by $119.3 million. The normalized improvement is attributable to operational efficiency savings, receipt of ITCs and increased data revenue, offset by decreases in other areas such as long distance and voice equipment sales. Non-ILEC negative EBITDA of $107.2 million for 2002 showed improvement from the negative $145.6 million reported in 2001 due to higher margin revenue growth, cost efficiencies and improved economies of scale. Non-ILEC negative EBITDA decreased for five consecutive quarters.

TELUS Mobility continued to successfully execute its national strategy focused on profitable revenue growth. Incremental network revenue flowed through to EBITDA excluding COA at a rate of 86.0% in 2002, compared to 67.7% in 2001. Excluding the $21.0 million favourable PST clarification and reduced regulatory contribution expense of $41.5 million, full year 2002 EBITDA improved by $116.5 million (32.7%) as compared to the same period in 2001. EBITDA margin as a percentage of network revenue (before the PST clarification) improved to 27.7% compared to 21.6% in 2001. The improvement in EBITDA margin was attributable to strong subscriber and revenue growth, economies of scale recognized through improved efficiencies resulting from the successful integration of TELUS Mobility's operations, and investments in information systems and technology, as well as lower contribution charges and the favourable PST clarification. For TELUS Mobility, EBITDA divided by network revenue was 28.9% in 2002 as compared to 21.6% in 2001. Excluding the $21.0 million PST clarification, the margin for 2002 was 27.7%.

         [consolidated EBITA graph]

Depreciation and amortization

Years ended December 31
($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Depreciation						1,213.7 	1,127.6 		   86.1 	    7.6
Amortization of intangible assets			  356.6 	  366.6 		  (10.0)	   (2.7)
---------------------------------------------------------------------------------------------------------------------------------

Depreciation expense increased in 2002 primarily due to $85.5 million higher expense related to the net growth in capital assets (predominantly in wireless and data network capital assets) and $29.7 million related to the acquisition of PSINet. These increases were partially offset by $29.1 million lower depreciation on network assets due to service life increases implemented in late 2001.

Commencing January 1, 2002, the Company no longer amortizes intangible assets with indefinite lives as a result of the required adoption of CICA policy discussed in Note 2(a) to the Consolidated Financial Statements. In 2001, the Company recorded amortization of $89.6 million for intangible assets with indefinite lives. In 2002, amortization for administrative software assets and subscribers increased by $79.6 million when compared with 2001.


Restructuring and workforce reduction costs

($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					  569.9 	  198.4 		  371.5 	  187.2
---------------------------------------------------------------------------------------------------------------------------------

Restructuring and workforce reduction costs were recorded in 2001 and 2002 for the OEP. In 2001, the Company initiated a phased OEP aimed at improving operating and capital productivity and competitiveness. The first phase of the OEP was to complete merger-related restructuring activities in TELUS Mobility and the reorganization of TELUS Communications. In the first quarter of 2001, a restructuring charge of $198.4 million was recorded. Approximately one-half of the 2001 charge was related to integration costs for TELUS Mobility including the write-down of redundant capital assets, handset reconfiguration costs and employee severance costs. The remaining charge was related to reorganization costs in TELUS Communications, including employee severance costs and capital asset impairment charges. In the first quarter of 2002, the Company recorded a $12.5 million expense in respect of Restructuring and workforce reduction costs incurred in excess of the 2001 provision. By December 31, 2001, excluding the impacts of staff increases associated with acquisitions, there were approximately 800 net staff reductions as a result of the OEP.

The second phase of the OEP, which commenced at the beginning of 2002, continued to focus on reducing staff, but also entailed a comprehensive review of enterprise-wide processes to identify capital and operational efficiency opportunities. Consequently, on June 7, 2002, the Company initiated a program offering an Early Retirement Incentive Plan (ERIP) and Voluntary Departure Incentive Plan (VDIP) to 11,000 of more than 16,000 bargaining unit employees and on July 11, 2002, the Company announced details on OEP initiatives including: streamlining of business processes; reducing the TELUS product portfolio and processes that support them; optimizing the use of real estate, networks and other assets; improving customer order management; reducing the scope of corporate support functions; consolidating operational and administrative functions; and consolidating customer contact centres.

The third phase of the OEP commenced in the third quarter of 2002 and was focused on operationalizing the above noted initiatives. Twenty-four of the 43 customer contact centres targeted for consolidation were consolidated by December 31, 2002. All 33 of the TELUS stores targeted for closure were closed by December 31, 2002. Consolidation of administrative offices was largely completed by December 31, 2002. TELUS Communications reduced its staff count by 5,200 for the year ended December 31, 2002. Since the inception of the OEP in 2001 through December 31, 2002, the Company has reduced its staff count by approximately 6,000, comprised of 4,200 bargaining unit positions and 1,800 management positions. TELUS currently expects approximately 1,300 additional net employee reductions to occur in 2003 as a result of the OEP. See Note 5 to the Consolidated Financial Statements.

The expense and liability for the ERIP and VDIP programs are recognized when the employee accepts the Company's formalized offer. The total Restructuring and workforce reduction expense of $569.9 million for 2002 consisted of a phase one expense of $12.5 million incurred in 2002, which was in excess of the phase one 2001 provision, as well as a $557.4 million provision in 2002 related to the second and third phases of the OEP. This 2002 provision included management, ERIP, VDIP and other operational efficiency pursuits. An additional restructuring amount of approximately $20 million is expected to be recorded in 2003 in respect of the OEP for items that were not eligible to be recorded in 2002.

The EBITDA savings for the OEP was approximately $150 million for the year ended December 31, 2002. The annual savings for 2003 are currently expected to be approximately $450 million. Thereafter, annual recurring savings are currently estimated to be approximately $550 million.


Other expense (income), net

($ in millions)						2002		2001		Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					   40.8 	  (17.0)		   57.8		     -
---------------------------------------------------------------------------------------------------------------------------------

Other expense (income) includes impairments in portfolio investments, gains and losses on disposal of property, charitable donations and accounts receivable securitization expense. In 2002, impairments totalling $19.6 million were recorded for certain minority investments, while losses in equity investments increased by $7.4 million from the same period in 2001. Accounts receivable securitization expense increased by $2.6 million when compared with 2001, as a result of the establishment of a new, expanded program at the end of July 2002. See Note 2(d) and Note 11 to the Consolidated Financial Statements for further discussion. Other income in 2001 included a $24.5 million gain from the sale of a fibre asset.


Financing costs

($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					  604.1 	  624.5 	          (20.4)	   (3.3)
---------------------------------------------------------------------------------------------------------------------------------

Financing costs for the year ended December 31, 2002 included pre-tax gains on debt redemption of $82.7 million as well as recognition of interest income of $24.0 million associated with the receipt of ITCs. The pre-tax gains on debt redemption arose from the repurchase of approximately $410 million principal amount of notes and debentures of TELUS Corporation and TELUS Communications Inc. for a cash outlay of approximately $318 million including commissions and net of cross-currency swap unwind proceeds. Refer to the discussion under Cash provided by financing activities for further details. Financing costs for the year ended December 31, 2001 included a $65.9 million gain on redemption of Clearnet senior discount notes. See Note 6 to the Consolidated Financial Statements for the components of Financing costs.

Excluding gains on debt repurchase and redemption and interest income received on ITCs, Financing costs for the year ended December 31, 2002 increased by $20.4 million when compared to the same period one year ago. Interest on long-term and short-term debt increased by $9.3 million in 2002 due to a higher effective interest rate than in 2001, partly offset by a lower average debt balance. The effective interest rate on the average debt outstanding was 7.9% for 2002 (7.8% for 2001), while the average debt outstanding during 2002 was $8,818 million ($8,916 million for 2001). Other changes to Financing costs included a $10.9 million decrease in interest income due to a lower volume of short-term investments.

The short-term obligation and long-term debt balance as at December 31, 2002 decreased by $494 million to $8,388 million from $8,881 million at the end of 2001, while the average term to maturity has decreased to 6.6 years as at December 31, 2002 (7.6 years as at December 31, 2001).

        [financing costs graph]

Refinancing charge from debt restructuring

($ in millions)						2002		2001		        Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					     - 	           96.5 	          (96.5)         (100.0)
---------------------------------------------------------------------------------------------------------------------------------

As a result of negotiating new senior credit facilities in 2001, a non-cash refinancing charge of $96.5 million was recorded in 2001 to expense fees related to interim bridge financing for the acquisition of Clearnet, which were paid and deferred in 2000.


Income taxes

($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					  (42.5)	   93.4 		 (135.9)	 (145.5)
---------------------------------------------------------------------------------------------------------------------------------

The recovery of income taxes in 2002, when compared with tax expense recorded in 2001, was primarily due to losses before taxes in 2002 compared with income before taxes in 2001. The income tax recovery in 2002 was reduced by large corporations tax (LCT) and future tax expense recorded for revaluation of future tax assets and liabilities for decreases in statutory tax rates. The tax expense in 2001 was increased by LCT and future income tax expense for the revaluation of future income tax assets and liabilities resulting from prospective changes in income tax rates. See Note 7 to the Consolidated Financial Statements.


Non-controlling interest

($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					    3.1 	    3.6 		   (0.5)	  (13.9)
---------------------------------------------------------------------------------------------------------------------------------

Non-controlling interest for the year ended December 31, 2002 primarily represents a partner's interest in TELUS International Inc. The decrease in non-controlling interest for the year ended December 31, 2002, when compared to the same period in 2001, was mainly due to TELUS' purchase of the remaining 30% of TELUS Quebec from Verizon on June 30, 2001.


Goodwill amortization

($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31				  	     - 		  174.8 	 	 (174.8)	 (100.0)
---------------------------------------------------------------------------------------------------------------------------------

Commencing January 1, 2002, the Company no longer amortizes goodwill. This is the result of the required adoption of new accounting rules in CICA Handbook
Section 3062 as discussed in Note 2(a) to the Consolidated Financial
Statements.


Discontinued operations

($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					   (1.9)	  592.3 		 (594.2) 	 (100.3)
---------------------------------------------------------------------------------------------------------------------------------

By the end of August 2002, TELUS completed the sale of its U.S. directory operations. Discontinued operations for the twelve-month period ended December 31, 2001 represented combined income from directory advertising and equipment leasing businesses prior to their effective divestiture dates and the respective gains recognized upon divestiture. The sale of TELUS Advertising Services' Alberta, B.C., and Ontario directory business and TELUS Quebec's directory business to Verizon's Dominion Information Services closed on July 31, 2001. TELUS exited the equipment leasing business on September 30, 2001. See Note 8 to the Consolidated Financial Statements.


Preferred dividends

($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					    3.5 	    3.5 		     - 		     -
---------------------------------------------------------------------------------------------------------------------------------

There were no changes to the quarterly preferred dividend.


Interest on convertible debentures

($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					    6.8 	    7.0 		   (0.2) 	   (2.9)
---------------------------------------------------------------------------------------------------------------------------------

The interest on convertible debentures is presented net of related income taxes. As these debentures are convertible into non-voting shares and are classified as equity on the balance sheet, the related interest is recorded as a charge to retained earnings rather than an interest expense.


Common share and non-voting share income (loss)

($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					 (239.3)	  443.0 		 (682.3)	 (154.0)
---------------------------------------------------------------------------------------------------------------------------------

The Common share and non-voting share income was reduced for the year ended December 31, 2002, when compared to the same period in 2001, primarily due to recognition in 2001 of $592.3 million income in discontinued operations, and significantly increased Restructuring and workforce reduction costs in 2002 (an increase of approximately $263 million after tax), partially offset by the elimination of amortization of intangible assets with indefinite lives and goodwill (approximately $225 million after tax).

Basic earnings per share decreased by $2.26 from 2001 due to these factors, partially offset by the impact of distributing the 2002 loss over a larger average number of shares outstanding. The increase in the average number of common shares and non-voting shares outstanding was primarily a result of the September 2002 public equity issue.

        [basic earnings (loss) per share graph]

Liquidity and capital resources

Cash provided by operating activities

($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					1,742.0 	1,407.8 	  	  334.2 	   23.7
---------------------------------------------------------------------------------------------------------------------------------

Cash provided by operating activities increased for the year ended December 31, 2002, when compared with the same period in 2001, due mainly to a $294.5 million decrease in taxes paid (excluding ITCs, which are also part of EBITDA), a $331.7 million decrease in investment in accounts receivable in 2002 compared with an $85.9 million increase in accounts receivable in 2001, and $30.2 million lower negative impacts in non-cash working capital from discontinued operations, partly offset by $201.9 million higher workforce restructuring payments, $52.5 million higher paid interest, and $11.0 million lower consolidated EBITDA.


Cash provided (used) by investing activities

($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31				       (1,691.1)       (1,821.3)	  	  130.2 	    7.1
---------------------------------------------------------------------------------------------------------------------------------

Net cash used by investing activities decreased in the year ended December 31, 2002 when compared to the same period one year earlier. The decrease was mainly due to lower capital expenditures and spectrum purchases in 2002 (described in more detail below), and lower other investing activity in 2002. Cash used for investing activities in 2001 was reduced by receipt of proceeds from the sale of non-core assets: $939.6 million from the sale of the directory advertising business and exiting the equipment leasing business; and $228.4 million proceeds from the sale of administrative buildings.


Capital expenditures by segment

Years ended December 31
($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications				        1,238.2 	1,605.8 		 (367.6)	  (22.9)
TELUS Mobility					          455.1 	  643.6 		 (188.5)	  (29.3)
---------------------------------------------------------------------------------------------------------------------------------
Capital expenditures - general		                1,693.3 	2,249.4 		 (556.1)	  (24.7)
TELUS Mobility - wireless spectrum		            4.6           355.9 		 (351.3)	  (98.7)
---------------------------------------------------------------------------------------------------------------------------------
Total capital expenditures		                1,697.9 	2,605.3 		 (907.4)	  (34.8)
=================================================================================================================================
Capital expenditure intensity (%)(1)		           24.2 	   36.8 		  (12.6)	     -
---------------------------------------------------------------------------------------------------------------------------------

(1)  Capital expenditures as a percentage of revenue.

TELUS Communications capital expenditures decreased for the year ended December 31, 2002, when compared with the same period in 2001. Non-ILEC expenditures decreased by $88.4 million to $214.3 million, when compared with 2001, mainly due to the completion of the national optical carrier network and IP backbone in 2001 and expenditures on an Intelligent Internet Data Centre in Toronto in 2001. Expenditures for ILEC sustainment decreased by $279.2 million to $1,023.9 million, when compared with 2001, mainly due to $134.2 million lower payments for software licences and trademarks from Verizon, $75.7 million lower expenditures on network infrastructure, $60.6 million lower expenditures for replacing the national long distance and card service platform, and $33.7 million lower expenditures for e.hosting. Expenditures for ADSL initiatives increased by $4.8 million to $250.9 million, while spending on all other initiatives increased by $20.2 million including spending on OEP initiatives such as consolidation of contact centres. For the Communications segment, the ratio of capital expenditures to revenues decreased to 24.4% in 2002 compared to 30.0% in the same period in 2001. The ratio for ILEC operations was 22.5% in 2002 as compared to 25.8% in 2001, while the ratio for non-ILEC operations was 40.6% in 2002 as compared to 96.8% in 2001. Reduced capital expenditure intensity in the Communications segment improved cash flow (EBITDA less capital expenditures) by $177.6 million to $745.6 million for 2002, when compared to 2001.

In addition to capital expenditures detailed above, a fibre asset was purchased in June 2001 from a third party for non-monetary consideration of $76.0 million. As this was a non-cash purchase, the amount is not reflected in Capital expenditures on the Consolidated Statements of Cash Flows.

TELUS Mobility capital expenditures were significantly reduced for the year ended December 31, 2002, when compared with 2001. TELUS Mobility continued the enhancement of digital cellular coverage, digitization of the analogue network, and implementation of the 1X CDMA (code division multiple access) data network. Excluding the spectrum purchase, capital spending has declined significantly because of the implementation of the 1X digital network in 2001, digital conversion of analogue networks in 2001, and reduced coverage expansion costs in 2002 due to the recently operationalized roaming/resale agreements with Bell Mobility and Aliant Telecom Wireless. Capital expenditure intensity for TELUS Mobility was 22.6% in 2002, as compared with 54.7% in 2001 due to both lower capital spending and growth in network revenues. As a result of continued EBITDA growth and reduced capital expenditure intensity and spectrum purchases, Mobility has improved cash flow (EBITDA less capital expenditures) to $75.1 million in 2002, as compared with negative $643.7 million in 2001.

The Company has significantly reduced its consolidated capital expenditure intensity to 24.2% in 2002 from 36.8% in 2001. Reduced capital expenditure intensity in 2002 is consistent with TELUS' objective to reduce annual consolidated capital expenditures to 20% of revenue, or less, in 2003 and thereafter. On a consolidated basis, as a result of lower capital intensity, cash flow (EBITDA less capital expenditures) improved by $896.4 million in 2002.

        [capital expenditures graph]

Cash provided (used) by financing activities

($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					  (77.0)	  330.4 	 	 (407.4)	 (123.3)
---------------------------------------------------------------------------------------------------------------------------------

Cash used by financing activities increased in the year ended December 31, 2002, when compared with the same period one year ago, principally due to $341.2 million of net debt redemptions in 2002, compared with $540.5 million of net debt issues in 2001, partly offset by common and non-voting shares issued in September 2002 and reduced dividends paid to shareholders.

In September 2002, a public issuance was completed of 34.25 million non-voting shares concurrently in Canada and the U.S. at a share price of $9.85 (Canadian dollars) for aggregate gross proceeds of $337.4 million. In addition, $92.2 million of proceeds were received from common and non-voting shares issued from Treasury under the employee share purchase plan, from shares issued when Verizon exercised its pre-emptive rights, from share option plans and from warrants (compared with $103.1 million of proceeds issued in the same period in 2001 under the same plans). The net proceeds of $322.9 million from the public share issuance were used to repurchase and repay debt, including bank debt incurred in the third quarter to repurchase notes of TELUS Corporation and notes and debentures of TELUS Communications Inc. and for general corporate purposes. The Company repurchased approximately $410 million principal amount of such notes for a cash outlay of approximately $318 million including commissions and net of cross-currency swap unwind proceeds. The repurchased notes had maturities in the following years and for the approximate face amounts shown: 2003 ($49 million), 2004 ($10 million), 2006 ($22 million), 2007
($210 million) and 2011 ($118 million). The debt was repurchased at an average discount of 21%, while equity dilution was limited to 10% from the September 2002 public share issuance.

In addition, dividends paid to shareholders decreased by $189.6 million mainly due to the 57% reduction in the quarterly dividend rate. The reduction in dividend payments was partly offset by lower enrolment in the dividend reinvestment plan throughout the year (approximately 21% for the dividend paid in October, compared with approximately 44% one year earlier).


Liquidity and capital resource ratios

Years ended December 31							2002			2001		Change
---------------------------------------------------------------------------------------------------------------------------------
Fixed rate debt as proportion of total indebtedness (%)			   93.4 		   94.8 	  (1.4)
Net debt(1) to total capitalization (%)					   56.6 		   55.5 	   1.1
Net debt to EBITDA (2)							    3.3 		    3.4 	  (0.1)
Earnings coverage (3)							    0.6 		    2.0 	  (1.4)
EBITDA interest coverage (4)						    3.7 		    4.1 	  (0.4)
---------------------------------------------------------------------------------------------------------------------------------

(1)  Long-term debt plus current obligations and cheques outstanding less
     Cash and temporary investments and cross-currency foreign exchange hedge asset (plus cross-currency foreign exchange hedge liability) related to U.S. dollar Notes. The cross-currency foreign exchange hedge asset as at December 31, 2002 was $126.8 million ($181.6 million as at December 31,
     2001). Net debt as calculated herein, includes a notional amount related to accounts receivable securitization of approximately $120.4 million at December 31, 2002 and $30 million at December 31, 2001, which is required to be included in the numerator of the leverage ratio covenant calculation in TELUS' credit facilities. The impairment charge to retained earnings for intangible assets increased the December 31, 2002 net debt to total capitalization from 54.4% to 56.6%.
(2) Net debt as at December 31, 2002 divided by 12-month trailing EBITDA, where EBITDA excludes Restructuring and workforce reduction costs.
(3) Earnings coverage ratio is calculated on a 12-month trailing basis as Net income before interest expense on total debt and income tax expense divided by interest expense on total debt.
(4) EBITDA excluding Restructuring and workforce reduction costs divided by financing costs before non-cash accreted interest and gains on redemption of debt, calculated on a 12-month trailing basis. Accreted interest was recorded until the second quarter of 2001.

As at December 31, 2002, 93.4% of the Company's total indebtedness was at fixed rates, limiting the impact of potential interest rate increases in the short-term. A one per cent change in short term interest rates would have an approximate $5.5 million annual impact on interest expense based on a December 31, 2002 bank facility balance of $655 million and $107 million of floating-to-fixed rate swaps.

During the second half of 2002, total debt, after adjusting for the foreign exchange hedge, decreased by approximately $824 million primarily as a result of debt repurchases of $410 million principal amount and a reduction of $414 million in the amount drawn under the Company's credit facilities.

TELUS has established an objective for its net debt to EBITDA ratio of 3.0 by the end of 2003 and less than 2.7 by the end of 2004.

        [net debit to total capitalization graph]

The net debt to total capitalization ratio as at December 31, 2002 increased, when compared to one year ago, mainly due to the non-cash reduction in equity associated with the impairment charge for intangible assets recorded earlier this year, net of the proceeds from an equity issue in the third quarter of 2002 and an increase in the notional amount related to sold accounts receivables added to the debt balance for debt covenant purposes. TELUS has a long-term objective of reducing its ratio of net debt to total capitalization to 50% (56.6% as at December 31, 2002).

The net debt to EBITDA ratio for the twelve-month period ended December 31, 2002 improved, when compared with the ratio for the twelve-month period ended December 31, 2001, mainly due to a reduction of more than $430 million in short-term and long-term debt net of the cross-currency hedge amount, partly offset by a $90 million increase in notional amount related to sold accounts receivable and an $11 million decrease in the 12-month trailing EBITDA of $2,519 million ($2,530 million one year earlier).

        [net debt to EBITDA ratio graph]

The EBITDA interest coverage ratio for the 12 months ended December 31, 2002 decreased as compared to the same period one year earlier, due to 2002 financing costs fully reflecting 2001 investing activities and a lower EBITDA, partly offset by financing costs being reduced by interest income recorded in respect of the receipt of ITCs.

        [EBITDA interest coverage graph]

Credit facilities
TELUS credit facilities at the end of December 2002 consisted of a $1.5 billion (or U.S. dollar equivalent) revolving credit facility expiring on May 30, 2004 ($655 million drawn along with $47 million in outstanding undrawn letters of credit), an undrawn $800 million (or the U.S. dollar equivalent) 364-day revolving credit facility extendible at TELUS' option for any amount outstanding as at May 28, 2003 for one year on a non-revolving basis, and approximately $74 million in other bank facilities (nil drawn and approximately $5 million in outstanding undrawn letters of credit, at December 31, 2002). During the fourth quarter of 2002, the amount drawn on TELUS' $1.5 billion revolving credit facility increased to $655 million primarily due to cash payments related to the Company's OEP and the payment of semi-annual interest coupons on the Company's public notes. Outstanding undrawn letters of credit increased from $47 million to approximately $102 million after December 31, 2002.

At December 31, 2002, TELUS had unutilized available liquidity well in excess of $1 billion. TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage ratio (Funded debt and Asset securitization amount to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 3.3:1 as at December 31, 2002) and not permit its consolidated Coverage ratio (EBITDA to Interest expense and Asset securitization charges on a trailing 12-month basis) to be less than 2.5:1 (approximately 3.6:1 as at December 31, 2002) at the end of any financial quarter. There are certain differences in the calculation of the Leverage ratio and Coverage ratio under the credit agreement as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. Calculated to one decimal point, the Leverage ratio and Net debt to EBITDA were the same at December 31, 2002, while the Coverage ratio and EBITDA interest coverage ratio were 3.6:1 and 3.7:1, respectively. Continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

Accounts receivable sale
On July 26, 2002, TELUS Communications Inc. (TCI), a wholly-owned subsidiary of TELUS, signed an agreement with an arm's-length securitization trust under which TCI is able to sell an interest in certain of its receivables up to a maximum of $650 million. TCI is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service (DBRS) or the purchaser may require the sale program to be wound down.

During the third quarter of 2002, TCI terminated a prior securitization trust agreement dated November 20, 1997. Collection and final remittances in respect of the accounts receivable subject to the prior securitization transaction were completed by September 27, 2002.

On September 30, 2002, the new securitization agreement was amended in order to make available for purchase by the securitization trust, an interest in some of TCI's other trade receivables of a certain class that were of the type previously sold to the prior securitization trust. As at December 31, 2002, TCI had received aggregate cash proceeds of $475 million under its new accounts receivable securitization program.

TELUS' credit facilities require that a portion of sold accounts receivable be added to debt for purposes of calculating the Leverage ratio covenant under the credit agreement. The amount of sold accounts receivable, which is added to debt for purposes of this ratio, is calculated on a monthly basis and is a function of the ongoing collection performance of the receivables pool. At December 31, 2002, this amount, defined as the Asset Securitization Amount, was approximately $120.4 million.

Credit ratings
As of March 31, 2003, no new rating actions on TELUS' debt had been announced since July 2002. TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining investment grade credit ratings.

On July 8, 2002, DBRS confirmed its ratings at R-2(high) for TELUS Corporation, TELUS Communications (Quebec) Inc. and TELUS Communications Inc. commercial paper, but changed the trend for all to negative. DBRS also downgraded the ratings for all other debt instruments and changed the trend to negative. On July 11, 2002, Standard & Poor's (S&P) lowered its ratings of TELUS' long-term credit and senior unsecured debt to BBB from BBB+ and lowered its Canadian scale commercial paper rating to A-2 from A-1(low). At the same time, S&P lowered its ratings for TELUS' wholly-owned subsidiaries, TELUS Communications (Quebec) Inc. and TELUS Communications Inc. The outlook for all ratings was changed to negative. On July 23, 2002, Fitch Ratings initiated ratings of TELUS' and TELUS Communications Inc.'s long-term credit and senior unsecured debt at BBB with negative outlook. On July 25, 2002, Moody's Investors Service lowered its ratings of TELUS' long-term credit and senior unsecured debt to Ba1 (non-investment grade) from Baa2. The outlook for the Moody's rating is negative.

The Company plans to improve its credit ratings over time by increasing its cash flow and reducing debt through increased operating cash flow, driven in significant part by the announced OEP in the Communications segment, continued EBITDA growth in the Mobility segment, lower expected EBITDA losses in non-ILEC operations, declining capital expenditures, improved working capital, lower cash income taxes due to application of significant tax losses carried forward and discounted debt repurchases, as well as equity issuances including employee and dividend share issuances, among other factors. The Company's mid-term objective is to have BBB to A- ratings for its long-term credit and senior unsecured debt.


Credit rating summary

							S&P		DBRS			Moody's		Fitch
---------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation (1)
Senior bank debt					BBB		BBB			Ba1		BBB
Debentures and Notes					BBB		BBB			Ba1		BBB
Medium-term Notes					BBB		BBB			---		---
Commercial paper					A-2		R-2(high)		---		---

TELUS Communications Inc.(1)
Debentures						BBB		BBB			---		BBB
Medium-term Notes					BBB		BBB			---		BBB
Commercial paper					A-2		R-2(high)		---		---
Preferred shares					P-3(high)	Pfd-3			---		---

TELUS Communications (Quebec) Inc.(1)
First mortgage bonds					BBB		BBB			---		---
Debentures						BBB		BBB			---		---
Medium-term Notes					BBB		BBB			---		---
Commercial paper					A-2		R-2(high)		---		---
---------------------------------------------------------------------------------------------------------------------------------

(1) Outlook or trend negative.

Off-balance sheet arrangements and contractual liabilities

Financial instruments (Note 4 to the Consolidated Financial Statements)

TELUS uses various financial instruments, the fair values of which are not reflected on the balance sheet, to reduce or eliminate exposure to interest rate and currency risks. These instruments are accounted for on the same basis as the underlying exposure being hedged.

The Company is exposed to interest rate risk arising from fluctuations in interest rates on its temporary investments, short-term obligations and long-term debt. The Company has entered into interest rate swap arrangements that have the effect of fixing the interest rate on $107 million of floating rate debt. Hedge accounting is not applied to these swap agreements.

The Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. dollar long-term debt. Currency hedging relationships have been established for the related semi-annual interest payments and principal payments at maturity. The Company's foreign exchange risk management also includes the use of foreign currency forwards to fix the exchange rates on short-term foreign currency transactions and commitments. Hedge accounting is not applied to these foreign currency forwards.

Counterparties to the Company's interest rate swap agreements and foreign exchange hedges are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties' credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedges due to its credit rating and those of its counterparties. While the Company is exposed to credit losses due to the nonperformance of its counterparties, the Company considers the risk of this remote; if all counterparties were not to perform, the pre-tax effect would be limited to the value of the deferred hedging asset.

Commitments and contingent liabilities
The Company has a number of commitments and contingent liabilities as disclosed in Note 19 to the Consolidated Financial Statements. The Company occupies leased premises in various centres and has land, buildings and equipment under operating leases. The Company is also currently engaged in labour contract negotiations through the federal conciliation process.


2003 Outlook

The Canadian telecommunications industry encountered challenging circumstances in 2002, as the industry slowdown experienced in 2001 continued. Operators within the industry were impacted by a number of factors, including continued pricing pressures, restrictive financial markets, regulatory decisions and a weaker economic outlook. As a result of competitive intensity and declining industry revenues in key markets, combined with the inability to access capital markets, several emerging operators were forced to restructure financially. Some of these operators have re-emerged or are re-emerging from creditor protection with recapitalized balance sheets and may compete more vigorously and/or consolidate.

In 2002, the Canadian telecom industry generated revenues of approximately $33 billion, with Bell Canada and its affiliated regional telcos representing over 50% of the total revenue. TELUS revenues represented $7 billion in 2002, amounting to about 21% of total revenues for the industry.

Revenue growth in the Canadian telecom market in 2002 was approximately 3%, less than the 7% growth experienced in 2001, and weakness was evident especially in the corporate business market. Wireline local voice experienced flat revenue growth, while long distance continued a decline that has been evident over the past few years. Enhanced data, Internet and wireless growth continued in 2002, but at a slower rate than previously anticipated, particularly in the last half of the year. It is estimated that wireless revenue growth in Canada was approximately 13% in 2002. The strongest growth areas remain wireless, data and IP, consistent with TELUS' strategic focus. TELUS is projecting a 3 to 4% overall revenue growth in 2003 made up of 9 to 11% wireless growth and flat to 1% wireline growth. See "Financial and operating targets and issues".

In May 2002, the CRTC announced a new price cap regime and reconfirmed the facilities-based competitive model that will govern until June 2006. This regime regulates the ILECs with respect to pricing rules for tariffed retail services and services purchased from the ILECs by competitors. The stated goal of the CRTC is to support competition in the Canadian telecom industry. The regulatory decisions on contribution in 2001, and the price cap decisions in 2002, mark the end of material regulatory decisions expected from the CRTC until the next price cap review for 2006. As a result, three years of relative regulatory stability are expected going forward.

Capital markets in 2002 continued their pronounced scrutiny of company balance sheets, in 2002, placing increased focus on current and expected cash flow and debt loads. The importance placed on more traditional financial metrics has made the containment of operating costs and capital expenditures more significant, with capital markets rewarding those companies that are able to demonstrate strong positive cash flows and de-leveraging prospects. Credit rating agencies have become more conservative with their reviews, resulting in most telecom companies facing negative outlooks and/or receiving ratings downgrades on outstanding debt. In 2002, TELUS continued its Operational Efficiency Program (OEP), an initiative to significantly enhance productivity. The Company also significantly reduced its capital expenditures in 2002. Financial markets have reacted favourably to TELUS' initiatives and the improvement in cash flow that they entail.

In the current environment of slower revenue growth, industry players are generally more focused on profitable subscriber growth over mere market share or revenue expansion, and are emphasizing productivity. In addition, in this environment, strong and established players in the telecommunications market are beneficiaries of customers' flight to service quality and stability.

In 2003, telecom companies are expected to be generally more disciplined and to strive for profitable revenue growth and continued operating and capital cost containment. Growth prospects remain focused on enhanced data, Internet and wireless portfolios, with a continued decline in wireline local and long distance voice revenues. Due to the Company's strategic focus, its national operations and the capital investments it has made in the past several years, TELUS believes it is well positioned to take advantage of increased demand driven by IP-based solutions, such as wireless data services, broadband access, managed Web hosting, managed applications and entertainment. The wireless market in Canada is expected to continue its growth similar to what was experienced in 2002, which was an approximately 4% penetration gain (% of POPs) to 38%. There is the potential for consolidation within the industry from four to three national competitors. Trends seen in 2002 are expected to continue into 2003 including reduced churn rates, stabilization of ARPU, increased focus on network revenues and strong EBITDA growth despite relative flat industry net additions.


Key priorities and targets for 2003

TELUS will continue to be guided by its six strategic imperatives established in mid-2000. For 2003, TELUS is focusing and moving forward on the following priorities:

1. Continuing to deliver on our efficiency improvement objectives. TELUS is dedicated to driving a further $300 million in cost reductions in 2003, while turning to a number of programs to improve customer service, rationalize our products and eliminate bureaucracy.

2. Improving customer service. A planned outcome for 2003 of the ongoing operational efficiency program is to focus on improving systems and processes, increasing training and putting more decision making into the hands of the employees dealing directly with customers.

3. Enhancing our leadership position in the North American wireless industry. Building on the momentum from 2002, TELUS Mobility is targeting to increase EBITDA by 17 to 21% in 2003, and cash flow, as measured by EBITDA less capital expenditures, is set to more than double to the $175 to $200 million range.

4. Strengthen our financial position, based on improved operating performance. TELUS is intent on strengthening its current credit ratings. The Company wants to improve the three investment grade ratings and increase the fourth to also be investment grade. This is expected to be accomplished through generation of significant future free cash flow, which is planned to be applied primarily to reducing debt. While TELUS does not control the decisions of the rating agencies, the Company believes that delivering on our financial targets and improving our leverage ratios will ultimately have a positive impact.

5. Improving the operating and economic fundamentals of TELUS' business expansion into Ontario and Quebec. In 2003, the Company is prioritizing profitable growth as it drives to improve EBITDA and to achieve a breakeven position by 2004. This is expected to be enabled by cost containment including focus on increasing the percentage of business carried on TELUS network facilities ("on-net") and realizing certain post-acquisition integration synergies.

6. Achieving a settlement with our unionized employees. TELUS is committed to reaching a collective agreement that considers the competitive marketplace, balances the needs of all employees and provides the flexibility to meet the evolving needs of our customers.


Financial and operating targets and issues

The 2003 objectives in the table below were publicly announced on December 16, 2002. For projection purposes, the Company has reflected the expected negative impact of the 2002 price cap decision, but has not reflected any potential impact from any future regulatory decisions or federal Cabinet appeals. Review "Forward-looking statements" and "Risks and uncertainties" for the various factors that could cause actual future financial and operating results to differ from those currently expected.

Key assumptions for 2003 operational and financial targets and projections:
    * impacts of 2003 price cap decisions are approximately $80 million;
    * pension expense expected to increase by $65 million, whereas cash contributions increased by approximately $20 million;
    * potential impacts from future regulatory decisions and Cabinet appeals are not considered;
    * impacts of a potential work stoppage is not incorporated;
    * share-based compensation not to be expensed;
    * restructuring and workforce reduction costs expected to be recorded in 2003 are estimated to be approximately $20 million;
    * no prospective significant acquisitions or divestitures are reflected;
    * minimal cash income taxes due to utilization of tax losses carried forward;
    * cash outflow in respect of workforce reductions to be similar to that recognized in 2002 (approximately $280 million);
    * reinvestment of 20% of dividend payments into treasury shares;
    * maintenance of the accounts receivable securitization program;
    * no new equity issues other than through employee share purchase plans, dividend reinvestment plans, exercised options and warrants and no exercise of Verizon's anti-dilutive rights;
    * maintenance or improvement of credit ratings
    * a four-player wireless market;
    * no change in foreign ownership rules; and
    * assumed economic growth consistent with provincial and national growth estimates from the Conference Board of Canada. Annual growth forecasts include 3.8% for Canada, and provincial estimates of 3.2% for B.C., 4.5% for Alberta, 4.2% for Ontario and 3.8% for Quebec. Canadian inflation was assumed to be 2.2%.

There is no assurance that these assumptions or the 2003 financial and operating targets and projections will turn out to be accurate.


							2003 target		       2002		  Change
---------------------------------------------------------------------------------------------------------------------------------
 Consolidated
	Revenues					   $7.2 to $7.3 billion	        $7.0 billion	   $200 to $300 million
	EBITDA (1)					   $2.7 to $2.8 billion	        $2.52 billion	   $180 to $280 million
	Earnings (loss) per share			      35 to 55 cents	          (75) cents	      $1.10 to $1.30
	Capital expenditures				   Approx. $1.5 billion	        $1.7 billion	   $(200) million
	Free cash flow (2)				   $500 to $600 million		$(26) million	   $526 to 626 million
        Net debt to EBITDA				        3.0 times  	 	  3.3 times            (0.3) times

 Communications segment
	Revenue (external)				   $5.0 to $5.05 billion	$4.99 billion	   $10 to $60 million
		Non-ILEC revenue			   $575 million	                $527 million	   $48 million
	EBITDA (1)					   $2.075 to $2.15 billion	$1.98 billion	   $95 to $170 million
		Non-ILEC EBITDA				   Approx. $(60) million	$(107) million	   $47 million
	Capital expenditures				   Approx. $1.05 billion	$1.24 billion	   $(190) million
	High-speed Internet subscriber net additions	   150,000 to 175,000	        195,200	           (45,200) to (20,200)

 Mobility segment
	Revenue (external)				   $2.2 to $2.25 billion	$2.02 billion	   $180 to $230 million
	EBITDA (1)					   $625 to $650 million	        $535 million	   $90 to $115 million
	Capital expenditures				   Approx. $450 million	        $460 million	   $(10) million
	Wireless subscriber net additions		   400,000 to 450,000	        417,800	           (17,800) to 32,200
---------------------------------------------------------------------------------------------------------------------------------

(1) Earnings Before Interest, Taxes, Depreciation and Amortization, excluding Restructuring and workforce reduction costs.
(2) EBITA less capital expenditures, cash interest, cash taxes and cash dividents.

For 2003, TELUS expects earnings per share to improve significantly from the 75-cent loss in 2002. The improvement is planned to arise from an expected $95 to $170 million increase in Communications segment EBITDA and a $90 to $115 million increase in Mobility segment EBITDA.

The expectation of increasing 2003 EBITDA for the Communications segment is driven by operating efficiency savings and reduced losses in Central Canadian non-ILEC operations, partially offset by increased pension expenses of $65 million and increased impact from a full year of regulated local price reductions. Non-ILEC revenues are estimated to grow by approximately 9% for 2003 and non-ILEC negative EBITDA is estimated to improve by approximately 44% for 2003. Communications 2003 capital expenditures are expected to be lower than in 2002 due to lower expenditure requirements for high-speed ADSL and non-ILEC infrastructure, as well as lower payments for software and trademark licences from Verizon. High-speed Internet net additions are expected to be strong in 2003, but reflect a slower rate of growth consistent with market expectations. Communications positive cash flow (EBITDA less capital expenditures) is expected to increase by $285 to $360 million in 2003.

For the Mobility segment, targeted 2003 revenue growth is 9 to 11% and targeted EBITDA growth is 17 to 21%. Both revenue and EBITDA are being driven by wireless subscriber growth expectations of 13 to 15% and continued margin expansion from improved scale efficiencies. TELUS Mobility 2003 capital expenditures are expected to be directed toward capacity improvements for subscriber growth, continued enhancement of digital cellular coverage and ongoing improvements to the high-speed 1X data networks. Mobility positive cash flow (EBITDA less capital expenditures) is expected to increase by $100 to $125 million in 2003.

On December 16, 2002 TELUS provided guidance that it was targeting free cash flow (EBITDA less capex, cash interest, cash taxes and cash dividends) of $300 to $600 million for 2003 compared to negative $26 million in 2002. As a result of an agreement reached with tax authorities in late February 2003 with respect to converting future tax assets into taxes receivable, TELUS has increased the receivable by approximately $200 million to approximately $334 million. The Company now expects to receive approximately $200 million of such income taxes receivable in 2003 and expects that cash taxes will be a recovery of approximately $175 million, net of approximatelt $25 million of Large Corporations Tax. This is at the high end of the range previously provided . As a consequence, TELUS currently expects 2003 free cash flow to be $500 to $600 million. Free cash flow as defined is before expected workforce restructuring cash costs of approximatley $280 million. See Risk and Uncertainties - Tax matters.

TELUS has a stated policy objective to reduce the ratio of net debt to EBITDA (see "Liquidity and capital resource ratios") from 3.3 times at December 31,2002 to 3.0 times in December 31, 2003 and to further reduce this ratio to less than 2.7 times in December 31, 2004.


2003 financing plan

TELUS' financing plan for 2003 is to use free cash flow generated by its business operations to repay repurchase indebtedness including current maturities of long-term debt. Dispositions of assets and sales of certain businesses currently carried on by TELUS may also provide a source of funds. Leasing and incremental sales of accounts receivable will also be considered to provide further available liquidity to the Company and to meet any other financing requirements to the Company. Equity or quasi-equity issuances, especially in connection with any acquisition activity, could form a part of the financing activities. TELUS expects to maintain its current position of fully hedging its foreign exchange exposure. At the end of 2002, approximately 93% of TELUS' total debt was borrowed on a fixed-rate basis. Short-term obligations totalled $190 million at December 31, 2002 and the weighted average term to maturity of total debt was 6.6 years. TELUS believes that its internally generated cash flow, combined with its ability to access external capital including its bank credit facilities, provides sufficient resources to finance its cash requirements during 2003 and to maintain appropriate available liquidity. The Company generally expects to maintain a minimum of $1 billion in unutilized liquidity.


Risks and Uncertainties

The following sections summarize the major risks and uncertainties that could affect TELUS' future business results going forward.


Competition

Increased competition, including that arising from the consolidation and successful recapitalization of smaller industry players, may adversely affect market shares, volumes and pricing in certain of TELUS' business segments

Competition is expected to remain intense. Competitors are primarily focusing on local access, data and e.business services in the business market and high-speed Internet and wireless services across both the consumer and business markets, as these services offer the highest growth potential. Long distance is experiencing negative revenue growth and voice local access is experiencing a decline in network access lines. However, competitors remain intent on winning market share in the business local and long distance voice market.

   Wireline voice and data

TELUS expects local access competition activity in 2003 to focus mainly on the business market. TELUS' competitors offer varying arrays of long distance, local and advanced data/IP services. TELUS' major business market competitors are increasingly bundling long distance with price-discounted local access and advanced data, Web-based and e-commerce services. Certain of TELUS' competitors, having built extensive local fibre-optic facilities throughout Western Canada over the past several years, are increasingly focusing on marketing and revenue generation, particularly in the small and medium sized business market due to the size of this market, concentrated geographic urban clustering of and consequent attractive margins. Some of these competitors have financial strength and resources and other financially weaker competitors may gain improved financial strength and competitive viability as a result of re-capitalization after restructurings.

Competition is likely to continue to remain strong in the large business market. TELUS was formerly a member of Stentor, an alliance of the major regional Canadian telecommunications companies established to facilitate the provision of long distance and data services that cross provincial and national boundaries, and to facilitate planning and co-ordination of the provision of national services. In 1998, the former Stentor members agreed to unwind existing arrangements and replace them with a new set of commercial agreements. The former members, including TELUS, have largely developed their own systems and replacement products and services, and competition in the large business market has intensified accordingly.

During the past few years, TELUS has been active in building and acquiring local and cross-Canada fibre-optic facilities and Internet data centres (IDCs) in Central and Western Canada. TELUS is also continuing to build up a Central Canadian sales organization and an increasingly broader portfolio of business-oriented data and IP products and services. TELUS has been successful in increasing Central Canadian revenues to $840 million in 2002 as compared to negligible revenues in 1999. This growth has been accomplished through a combination of acquisition and internal growth. However, there can be no assurance that TELUS will continue to be successful in its efforts to expand its market share and profitability in Central Canada or that pricing will remain at reasonable levels as competition remains significant.

   Wireless

Competition in the Canadian wireless market is expected to remain intense in 2003 and is expected to increase in Western Canada. TELUS Mobility is targeting 400,000 to 450,000 net subscriber additions in 2003 and there is no assurance that it will achieve its objective given the level of competition and recent trend toward declining growth rates in the Canadian wireless industry. Bell Mobility entered Western Canada in the fall of 2001 and has built its own network and operational capabilities, launching its own 1X data network in urban centers in Alberta and B.C. in the fall of 2002. In addition, the roaming/resale agreements among TELUS Mobility, Bell Mobility and affiliates, and Aliant Telecom Wireless first operationalized in mid-2002 allows Bell Mobility to expand its availability and range of wireless services to approximately 2.5 million incremental POPs throughout rural Alberta and B.C. much sooner and more cost effectively than if it had to wait to fully build out its own duplicative rural network coverage. As a result, the entry of Bell Mobility in such rural areas, has increased the effective number of competitors to two in such regions. These agreements have similarly allowed TELUS Mobility, on a reciprocal basis, to expand its PCS network coverage and distribution in Central and Atlantic Canada by 6 million people, generally currently served by two other competitors, bringing TELUS Mobility's national digital coverage and addressable market to 27.4 million. There is no assurance that TELUS Mobility's marketing efforts will be as successful in the new markets as in existing coverage areas.

With up to four major players, including TELUS Mobility, currently operating in each region in the Canadian wireless marketplace, competitive rivalry is intense. Aggressive advertising and innovative marketing approaches are expected to continue to be the norm. Certain competitors have offered subsidized low or "zero" cost handsets and have lowered airtime prices in the past and may continue to do so. This could increase churn rates, cause marketing cost of subscriber acquisitions to remain high, and lower average revenue per subscriber. Microcell Telecommunications Inc. ("Microcell") has recently received creditor and court approval for the restructing of its debt and capital. Accordingly, this competitor may enhance its future competitiveness as a result of such restructuring and recapitalization efforts or alternatively be acquired by an existing competitor. Accordingly, other competitors may have increased scale resulting from consolidation or the financially weaker competitor may gain improved financial strength from the re-capitalization.

Wireless competition is also coming from new digital wireless technologies, which may be offered from both traditional and non-traditional sources, that deliver higher speed data/Internet services over current and next generation wireless devices. Such availability may also lead to increased re-subsidization costs related to the migration of existing subscribers to advanced feature handsets based on newer technologies. There can be no assurance that new services offered by TELUS Mobility will be available on time, or that TELUS Mobility will be able to charge incrementally for the services. (See "Technological advances")

   Wireline Internet access

While residential dial-up Internet access competition and growth have subsided, TELUS expects to face significant competition from high-speed Internet services of cable-TV companies. In response to extended high speed ADSL coverage by TELUS, cable-TV companies have increased their marketing efforts. With a Western Canadian industry high-speed Internet penetration rate already double that of the U.S., and continued economic uncertainty, industry growth for Internet service may decline more quickly than anticipated, resulting in reduced net additions for all industry competitors. TELUS could also experience high future rates of churn or subscriber deactivations if its current high quality of service and competitive pricing are not maintained.

In addition, current ADSL modem technology does not permit telecommunications companies to readily offer high-speed service to all of their service territories due to distance limitations and the condition of the lines extending from central offices to customer locations. Extended-reach ADSL modems now on the market are expected to eliminate some of these limitations and allow TELUS to address a broader geographical market, but there is no guarantee these limitations can be fully eliminated. As a result, there is no assurance that TELUS will be able to achieve its high-speed Internet subscriber growth targets.

Slower speed dial-up Internet access subscribers are declining due to competition and attractiveness of high-speed Internet. Losses to high-speed services of competitors are mitigated by our own efforts to transfer these customers to our own high-speed ADSL Internet service. There can be no assurance that the rate of loss of dial-up business or share retained by TELUS will be as expected.

   Voice over Internet Protocol (VoIP)

Internet telephony, also referred to as VoIP, continues to be a developing service that could negatively impact TELUS' local and long distance business over the next few years. This technology has been in operation for several years and in addition, next generation cable-TV modems are expected to allow cable-TV companies, from a technological standpoint, to begin offering VoIP over their cable networks. But in addition to the next generation cable modems, cable companies also need to make considerable investments in back office functions and infrastructure in order to deliver voice service comparable to the quality offered by traditional service providers. As a result, in December 2002, TELUS' principal cable-TV competitor announced a delay of up to five years in offering VoIP service; however, there is no guarantee that their plans will not change. TELUS launched its own VoIP initiative in the fall of 2001; however, there can be no assurance of the level of adoption for VoIP services in the market or that the provision of such service by TELUS would not cannibalize existing revenues. If significant VoIP competition develops, it could erode TELUS' existing market share of traditional local and long distance services and adversely affect future revenues and profitability.


Economic fluctuations

   Economic fluctuations may adversely impact TELUS

In 2002, North America's economy experienced lackluster performance. Interest rate cuts served to stimulate the economy, but the entire market was significantly impacted by the aftermath of the September 11, 2001 tragedy and a series of corporate accounting scandals which overshadowed investment market performance and eroded consumer confidence. During a period of slow economic growth, including that caused by global turmoil, residential and business telecommunications customers may delay new service purchases, reduce volumes of use and/or discontinue use of services. In 2002, bad debt expense increased, primarily as a result of temporary billing conversion issues, as well as economic difficulties experienced by certain businesses and consumers.

Economic fluctuations could adversely impact TELUS' profitability and free cash flow, realization of income tax losses carried forward, return on invested pension assets and associated pension expenses, bad debt expense and/or require the Company to record impairments of the carrying value of its assets, including, but not limited to, its intangible assets with indefinite lives (which are its spectrum licences) and its goodwill. Impairments to the carrying value of assets would result in a charge to earnings and a reduction in shareholders' equity.

Financing and debt requirements

   TELUS' business plans and growth could be negatively affected if existing financing is not sufficient

TELUS may finance its future capital requirements with internally generated funds as well as, from time to time, borrowings under the unutilized portion of its bank facility. In May 2002, the 364-day portion of the bank facility was renewed for $800 million (a reduction of $200 million from the original $1 billion) on substantially the same terms. Continued availability of the $800 million 364-day portion of the bank facility on a revolving basis is dependent on renewal of this portion of the facility on or prior to its maturity on May 28, 2003 on terms acceptable to TELUS. There can be no assurance that the 364-day portion of the bank facility will be renewed on terms acceptable to the Company. Failing such renewal, any amount drawn by TELUS on the 364-day portion of the facility which remains outstanding on May 28, 2003 will be available only for one year on a non-revolving basis. TELUS has not borrowed under and does not currently intend to borrow under the 364-day portion of the bank facility.

Disruptions in the capital markets, increased bank capitalization regulations, reduced lending to the telecom sector, reduced number of active Canadian chartered banks as a result of reduced activity or consolidation, could reduce capital available for corporate credits such as TELUS. The $1.5 billion, three-year revolving term portion of the bank facility matures on May 30, 2004. There can be no assurance that the bank facility will be renewed on terms and in an amount acceptable to the Company. In the absence of such renewal, the available liquidity of the Company may be negatively affected.

On July 26, 2002, TELUS entered into an agreement with an arm's length securitization trust under which it is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As at December 31, 2002, TELUS had received aggregate cash proceeds of $475 million. Under the program, TELUS is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service. In the event this rating is not maintained, the Company may be required to wind down the program. A change in credit rating could impact TELUS' cost of and access to capital. There can be no assurance that TELUS can maintain or improve current credit ratings.

Consistent with its financial policy, TELUS intends to reduce its future debt leverage and is targeting a debt to EBITDA ratio of 3.0:1 in December 2003 and less than 2.7:1 in December 2004. This intention could constrain its ability to invest in its operations for future growth. There is no assurance TELUS will significantly reduce its debt leverage on a timely basis, if at all.

Tax matters

   Income tax assets may not be realized as expected

The operations of TELUS are complex and related tax interpretations, regulations and legislation are continually changing. The Company has significant income taxes receivable and future income tax assets, including tax loss carry forwards. The timing of the monetization or realization of these receivables or tax assets is uncertain. The timing of the collection of the income tax receivable is substantially out of the control of the Company and is dependent on expected assessments, reassessments and other processes by the Canada Customs and Revenue Agency (CCRA) and other provincial tax authorities. Therefore, there can be no assurance that taxes will be sheltered as anticipated and/or the amount and timing of receipt of these assets will be as currently expected.

Dividends

   Current dividend levels may not be maintained

On January 1, 2002, TELUS reduced the quarterly dividend on its common shares and non-voting shares from 35 cents to 15 cents. This change aligned the dividend level with its growth strategy and current business profile. On July 25, 2002, TELUS announced that it had no intention of reducing the dividend further and that it is committed to the maintenance of the existing payout. While there is no current plan to change the dividend payout, TELUS reviews its dividend policy quarterly and there can be no assurance that a future change will not be implemented.


Human resources

   The outcome of outstanding labour relations issues may increase costs and reduce productivity

Collective agreement negotiations between TELUS and the TWU for a new collective agreement covering approximately 11,300 employees in Alberta and B.C. are ongoing. Existing agreements expired in December 2000. In the fourth quarter of 2002, TCI's application to the federal Minister of Labour for conciliation was granted and two federal conciliators were appointed. TCI and the TWU mutually agreed to extend the conciliators' appointment in January 2003 through a multi-phase process that may not conclude until the third quarter of 2003. There can be no assurance that the negotiated compensation expenses will be as planned, or that reduced productivity and work disruptions will not occur as a result of or following these negotiations.

The TWU made an application to the CIRB in September 2002 seeking reconsideration of earlier CIRB decisions (dated February 9, 2001 and November 19, 2001) in which the CIRB declined to issue orders sought by the TWU to impose the terms and conditions of the predecessor BC TEL - TWU collective agreement on unionized employees in Alberta and instead held that the terms and conditions of the predecessor Alberta collective agreements would continue to apply to unionized employees in Alberta pending negotiation of a new collective agreement for the consolidated Alberta and B.C. bargaining units. In this 2002 application the TWU is again seeking an order that the BC TEL TWU agreement should apply to all unionized employees in Alberta and B.C. No decision with respect to this application has been rendered. There can be no assurances that compensation expense will be as planned, or that reduced productivity and work disruptions will not occur as a result of or following this pending application.

In March 2001, the TWU also made an application to the CIRB to extend its existing TELUS bargaining unit in Alberta and B.C. to include TELE-MOBILE employees. In its application, the TWU is seeking to include non-unionized former Clearnet employees and unionized employees in the QuebecTel Mobilite operations. The TWU also challenged TELUS' position that unionized wireless employees in Alberta and B.C. are, for the purposes of labour relations, employees of TELE-MOBILE. In TELUS' view, by operation of law, TELE-MOBILE employees form a separate bargaining unit (or units) and collective bargaining in respect of unionized TELE-MOBILE employees should be conducted between TELE-MOBILE and the TWU. Both these issues are the subject of proceedings currently before the CIRB, which are anticipated to conclude by the third quarter of 2003.

In addition to the TELE-MOBILE application, the TWU has made two further applications seeking to extend its existing TELUS bargaining unit in Alberta and B.C. to include employees working in TELUS National Systems Inc ("TNS") and other TELUS employees working east of Alberta (with the exception of employees working in TELUS Quebec). The TNS applications was received in July 2002 and the "employees east of Alberta" application in November 2002. Both applications seek to include currently non-unionized employees and apply to them, the BC TEL-TWU collective agreement. Neither of these cases has yet been scheduled for a hearing by the CIRB. There can be no assurance that compensation expense will be as planned, or that reduced productivity will not occur as a result of or following any decisions made by these CIRB decisions.


   Reliance on key personnel

The success of TELUS is largely dependent on the abilities and experience of its key employees. Competition for highly skilled and entrepreneurial management and other employees is intense in the communications industry. The vast majority of existing share options are currently trading at less than their respective exercised prices, diminishing their effectiveness as a retention incentive. There can be no assurance that TELUS can retain its current key employees or attract and retain additional executive officers or key employees as needed. The loss of certain key employees, or a deterioration in employee morale resulting from organizational changes or cost reductions, including the Operational Efficiency Program, could have an adverse impact upon TELUS' growth, business and profitability.


Technology

   Changing technology in data, IP and wireless may adversely affect revenues, costs and the value of assets

The pace and scope of technological advancements in the communications industry are expected to continue to increase at a rapid rate. Three of the universal characteristics of technological advancements are lower unit costs, lower operating costs and increasing flexibility. This creates opportunities for new and existing competitors to offer price reductions and service differentiation to gain market share. TELUS' future success depends in part upon its ability to anticipate, invest in and implement new technologies with the levels of service and prices that its customers expect. TELUS may be required to make more capital expenditures than are currently expected if a technology's performance falls short of expectations and TELUS' earnings may also be affected if technological advances shorten the useful life of certain of its existing assets.

In 2002, TELUS began to convert its core circuit-based infrastructure to IP technology. This conversion to Next Generation Network (NGN) may allow TELUS to: (a) offer integrated services across voice, data and video applications to customers; (b) improve capital and operating efficiencies; and (c) deliver improved operating effectiveness in launching and supporting services. However, there is no assurance that the applications will be available or accepted by customers as planned, or that the efficiencies will materialize as expected.

   Reliance on systems and information technology (IT) may cause service problems

TELUS, as a complex telecommunications company, is reliant on many legacy and new IT systems and applications such as billing systems, customer relationship management software, order entry and service systems, network systems and the associated complex computer equipment and software. Customer service, revenue generation and the value of IT assets could be negatively affected if the cost of IT solutions is uneconomic, legacy systems fail, projects to integrate systems and applications or introducing new systems and software are not effective, and third party suppliers fail or do not meet their performance or delivery obligations.


   The digital protocols and technologies utilized by TELUS Mobility may become technologically inferior, which could adversely affect TELUS

The wireless industry is adopting second (2.5G) and third generation (3G) technologies that are expected to deliver increased data speeds required for many new wireless IP and data services. TELUS Mobility's Mike service uses the iDEN technology protocol and has had operational 2.5G packet data capability and service offerings for over two years. TELUS Mobility implemented initial 1X protocol 3G services on its digital CDMA PCS and cellular networks during 2002. While we believe TELUS Mobility's CDMA protocol has a reasonable and cost-effective migration path to future evolutions of higher speed 3G, there can be no assurance that it will be successful and timely. Work is ongoing to determine an optimal migration path for iDEN to 3G, but there can be no assurance that the selected path will be successful or that operating expenses and capital expenditures will be economical.

Furthermore, there can be no assurance that the digital wireless technologies utilized by TELUS Mobility today will continue to enjoy favourable market pricing. The pricing for handsets and network infrastructure is subject to change due to world market buying patterns and foreign exchange rates and as a result, there may be an adverse impact on TELUS' future expenditures.

TELUS' Mike digital wireless iDEN network is in part differentiated by its wide-area, high-capacity digital push-to-talk two-way radio dispatch services, which are marketed as Mike Direct Connect, as well as its installed base of customer work groups. These services are currently not available from any of TELUS' major wireless competitors and if they were, we believe that the installed base of Mike work groups would still represent a significant market advantage. Development of CDMA based push-to-talk technology may become commercially available within the next few years. TELUS also operates a CDMA network and does not currently expect CDMA push-to-talk services will be highly substitutable for those provided by the iDEN technology utilized by its Mike network. However, there can be no assurance that CDMA or other cellular technologies may not develop similar dispatch service functionality, which if successfully deployed and marketed could reduce or eliminate the competitive differentiation of TELUS' Mike network.


Regulatory

   Regulatory developments could have an adverse impact on TELUS' operating procedures, costs and revenues

TELUS' telecommunications services are regulated under federal legislation through the CRTC. The CRTC has taken steps to forbear from regulating prices for services offered in competitive markets, such as long distance and some data services, and does not regulate the pricing of wireless services. Major areas of regulatory review currently include the services made available to competitors at cost-based rates and a detailed review of the ILECs' incremental costing methodology.

The outcome of the regulatory reviews, proceedings and court or federal Cabinet appeals discussed below and other regulatory developments could have a material impact on TELUS' operating procedures, costs and revenues.

   Contribution payment calculation modified by CRTC

The CRTC requires TELUS and other regional telephone companies to provide basic residential services at below-cost rates in high-cost service areas. The difference between the costs of these services and the rates charged for them is made up through higher prices for some services, and through a "contribution" payment from other TELUS services and services of other telecommunications providers. Effective January 1, 2001, the CRTC changed the method used to collect contribution payments from a per-minute charge on long distance services to a percentage of revenue charge on all telecommunications service providers including wireline, wireless, data and other services. Internet, paging and terminal equipment revenues are exempt from the revenue charge. The CRTC also changed the way in which contribution is pooled for subsequent distribution from separate company-specific contribution pools to one national contribution pool. This change resulted in a net positive EBITDA impact for TELUS in 2001.

In 2002, the percentage of revenue collection method and the national pooling of contribution payments continued, but the method of calculating the amount of contribution to be received by companies providing residential basic service in high-cost service areas changed. The CRTC decision modified the basis upon which the required subsidy to fund service to high-cost service areas is calculated. Rather than allowing recovery of company-specific costs, the CRTC reduced the costs that can be recovered through the contribution regime. As a result, the amount of contribution to be collected has been significantly reduced and the percentage of revenue charge applied to all telecommunications service providers was reduced to 1.3 per cent of eligible revenues in 2002, down from 4.5 per cent in 2001. In 2002, this resulted in a significant negative impact on TELUS' revenues and earnings and an estimated year-over-year reduction in EBITDA of $211 million.

TELUS appealed these decisions in a 'review and vary' application to the CRTC in September 2001. In October 2002, the CRTC denied TELUS' 'review and vary' request relating to the costing assumptions used in calculating the subsidy requirements. However, the CRTC noted that it would consider non-service specific expenses related to groupings of services in upcoming proceedings.

In January 2003, TELUS filed a petition to the federal Cabinet, requesting a variance of the CRTC's denial of its 'review and vary' application. The petition argues that the CRTC employs costs for regulatory purposes that do not reflect actual company-specific costs, contrary to the Telecommunications Act. The costs being used are below TELUS' actual costs, given the geography and population density in its operating territory in Western Canada. The federal Cabinet can take up to October 2003 to respond to this petition.

TELUS foresees no additional impacts in 2003 from these contribution decisions absent a favourable Cabinet decision; however, complete assurance that TELUS' future earnings will not be further adversely affected cannot be given.

   2002 price cap regulation decision

Price cap regulation and local competition were introduced in 1998. The CRTC adopted a facilities-based regulatory model that encouraged competitors to invest in facilities and did not provide discounts for use of incumbent facilities. In March 2001, the CRTC began its scheduled public review of the regulatory regime for 2002 and beyond. TELUS and other incumbent telecommunications companies sought to modify the price cap regime to achieve greater pricing flexibility for regulated services. Certain CLECs requested additional benefits including the use of incumbent facilities at a large discount. Some parties also requested that the CRTC impose penalties on the incumbent companies for failure to meet CRTC-established quality of service indicators. On May 30, 2002 and July 31, 2002, the CRTC announced its decisions on the Regulatory Framework for the Second Price Cap Period for the ILECs, which established the framework for regulation of ILECs, including TELUS. These decisions cover a four-year period beginning June 2002 (for TELUS Communications Quebec Inc., a four-year period beginning August 2002). The impact of these decisions was a decrease in consolidated EBITDA of $57 million for the twelve-month period ended December 31, 2002, when compared to the same period one year earlier.

The CRTC price cap decisions confirmed TELUS' preferred regulatory model of facilities-based competition, did not introduce the significantly larger discounts of up to 70 per cent for use of ILEC facilities sought by competitors, and allowed TELUS to benefit as it becomes more efficient over and above an annual 3.5 per cent productivity factor on a subset of its services. However, the CRTC has extended the regulation of local prices and service levels, reduced the ability of companies to raise prices, introduced more complexity and caused a negative impact on TELUS earnings. The price cap decision initiated a number of implementation proceedings, some of which are expected to be concluded in 2003. TELUS anticipates an approximate $80 million negative EBITDA impact for 2003. TELUS can give no assurance that earnings will not be further adversely affected as rules are reviewed, adjusted or changed. The price cap decision also established a penalty regime for ILECs that do not meet the quality of service standards approved by the CRTC. TELUS expects to pay some penalties for the initial reporting period ending June 2003, but this amount is not expected to materially affect the Company's earnings in 2003. However, there can be no assurance that these penalties will not significantly affect earnings in the future.

   Terms of access

TELUS is participating in a CRTC proceeding to establish terms of access to tenants in multi-unit dwellings such as apartment buildings and office complexes. Building owners are currently demanding substantial fees for such access. An interim decision was issued by the CRTC in September 2001 whereby local exchange carriers, such as TELUS, would "own" in-building wires in existing buildings. As for new buildings, the building proprietors would "own" the in-building wires. A further decision on this matter is expected in 2003. There can be no assurance that the outcome of this decision will not be materially adverse for TELUS.

A January 2001 decision by the CRTC on the payment of fees for access to municipal rights of way was favourable to telecommunications and cable-TV companies, generally restricting payments to reimburse the municipalities' direct costs caused by the construction of the communications facilities, but rejecting annual fees to occupy the land. However, this decision was appealed to the Federal Court of Appeal by certain cities in February 2001. A majority decision from the Court in December 2002 denied the appeal. A motion for leave to appeal this decision to the Supreme Court of Canada was filed by the municipalities in March 2003. If granted, the appeal would likely be heard late in 2004 or 2005. If annual fees are charged, the earnings of TELUS would be affected.

   Radiocommunication licences regulated by Industry Canada

All wireless communications depend on the use of radio transmissions and therefore require access to radio spectrum. Under the Radiocommunication Act, Industry Canada regulates and controls the allocation of spectrum to users and licenses radio channels within various frequency bands to service providers and private users. Voice and data wireless communications via cellular, SMR, ESMR and PCS systems, among others, require such licences. Effective April 2001, TELUS Mobility's PCS and cellular licences were renewed for a five-year period under the same terms and conditions, such as: meeting certain performance levels, meeting Canadian ownership requirements, obligations regarding coverage and build-out, spending at least 2 per cent of certain PCS and cellular revenues on research and development, annual reporting, and resale to competitors. While TELUS believes that it is substantially in compliance with its licence conditions, there can be no assurance that it will be found to comply with all licence conditions, or if found not to be compliant that a waiver will be granted, or that the costs to be incurred to achieve compliance will not be significant.

   Foreign ownership restrictions

TELUS and its subsidiaries are subject to the foreign ownership restrictions imposed by the Telecommunications Act and the Radiocommunication Act. Although TELUS believes that TELUS and its subsidiaries have at all times been in compliance with the relevant legislation, there can be no assurance that a future CRTC or Industry Canada determination or events beyond TELUS' control will not result in TELUS ceasing to comply with the relevant legislation. In addition, TELUS believes that it has fully and satisfactorily addressed certain foreign ownership-related issues raised by Industry Canada in the course of its review of TELUS Mobility's eligibility to hold the 24-38 GHz and additional PCS spectrum licences provisionally awarded to it, and TELUS expects such licences to be awarded to TELUS Mobility. However, there can be no assurance that it will receive such licences.

TELUS believes that TELUS Mobility has complied with all eligibility requirements and notes that Industry Canada renewed its PCS licences in April 2001, but should a favourable determination not be made, the ability of TELUS' subsidiaries to operate as Canadian carriers under the Telecommunications Act or to maintain, renew or secure licences under the Radiocommunication Act could be jeopardized and TELUS' business could be materially adversely affected if TELUS becomes subject to proceedings before the CRTC or Industry Canada with respect to compliance with the relevant legislation. TELUS could be materially adversely affected, even if TELUS were ultimately successful in such a proceeding.


Process risks

   Billing/revenue assurance

TELUS has acquired several companies with a variety of billing systems. The number of different billing systems at TELUS presents the risk that the systems are not sufficiently integrated, causing unrecognized revenue leakage, billing errors in customer accounts and incorrect and inaccurate information being shared. Given the volume and variety of transactions from these billing systems, there is a potential impact on TELUS revenues, which may adversely affect the earnings of TELUS.

   Cost and availability of services

The availability of various data, video and voice services in CLEC regions where the Company's wireline network is only partly available represents a significant challenge in terms of delivery deadlines, quality and costs of services. The lease of facilities from other telecommunications companies and rebilling for the use of their networks may prove to be costly and unprofitable. To offset these costs and to enhance profitability, the Company must implement an efficient capital investment plan that enables the migration of these services on to its own network. Although efforts are being made in this regard, the Company cannot provide assurance as to results.

   Efficiency

To remain cost competitive and maintain profitability when prices are lowered by regulatory and/or competitor actions, it is important for TELUS to continue reducing costs. Beginning in 2001 and continuing through to 2003, TELUS has undertaken a multiphase operational efficiency program (OEP) aimed at improving operating and capital productivity and competitiveness. The OEP is a multifaceted program that is focused on reducing staff, optimizing the use of resources and maintaining and ultimately improving customer service. This is being accomplished by consolidating functions, closing and consolidating facilities and streamlining processes. While approximately 5,200 of the targeted 6,500 staff reductions planned for 2002 and 2003 were complete by end of 2002, there can be no assurance that the targeted staff reductions, financial goals and maintenance and improvement of customer service levels will be achieved in 2003. If TELUS is unable to reduce costs for any reason, we may not achieve cost competitiveness and the profitability required to be attractive to investors.

Further, with the local price cap formula regime that was in place from 1998 through to 2002, there was a decrease in certain local prices by a 4.5 per cent productivity factor less inflation, which under the new regime, has changed to a 3.5 per cent factor until 2006. It is expected that ongoing efficiency programs are necessary in order to avoid an adverse impact on earnings.


Health and safety

Concerns about health and safety, particularly in the wireless business, may affect future prospects

   Radio frequency emission concerns

There have been studies which have asserted that radio frequency emissions from wireless handsets may be linked to certain adverse health effects. However, there is substantial evidence, as determined and published in numerous scientific studies worldwide, supporting the conclusion that there is no demonstrated public health risk associated with the use of wireless phones. TELUS believes that the handsets sold by TELUS Mobility comply with all applicable Canadian and U.S. government safety standards.

There can be no assurance that future health studies, government regulation or public concerns about the health effects of radio frequency omissions would not have an adverse effect on the business and prospects for TELUS' wireless business. For example, public concerns could reduce customer growth and usage or increase costs as a result of the need to modify handsets and from product liability lawsuits.

   Responsible driving

TELUS promotes responsible driving and recommends that driving safely should be each wireless customer's first responsibility. The Insurance Corporation of B.C. and the University of Montreal have released studies showing an increase in distraction levels for drivers using wireless phones while driving (other activities such as eating, smoking or tuning the radio, were also shown to increase driver distraction). In December 2002, Newfoundland and Labrador banned drivers' use of handheld wireless phones while still allowing the use of hands-free wireless kits. There can be no assurance that other provinces will not follow. TELUS believes that current laws already adequately address all forms of careless and negligent driving and that laws that are specific to mobile phones are unnecessary and counterproductive. There can be no assurance that laws against utilization of wireless phones while driving will not be passed and that, if passed, such laws will not have a negative effect on subscriber growth rates, usage levels and wireless revenues.


Strategic partners

   TELUS' interests may conflict with those of its strategic partners

While strategic alliance partners such as Verizon are expected to assist TELUS in executing its growth strategy in Canada, their interests may not always align with those of TELUS. This could potentially affect the speed and outcome of strategic and operating decisions. Also, the insolvency of Genuity and the sale of its assets to Level 3 could potentially affect TELUS' provisioning of certain IP-based telecommunications services, especially into the U.S., and the current arrangements among TELUS, Verizon and Genuity.

   Sales of substantial amounts of TELUS shares by our strategic partners may cause our share price to decline

Some of TELUS' strategic partners may decide to sell all or part of their share positions. For example, Motorola is permitted to sell its 9.7 million non-voting shares, a 2.8 per cent economic interest. Verizon could sell a portion of its 73.4 million common and non-voting shares, a 21.2 per cent economic interest, although it is not permitted to reduce its shareholding to less than 19.9 per cent of all outstanding common and non-voting shares without the prior approval of a majority of the independent directors on the TELUS Board. Sales of substantial amounts of TELUS shares, or the perception that these sales may occur, could adversely affect the market price of TELUS shares.








EXHIBIT 3: Audited Consolidated Financial Statements as at and for the year ended December 31, 2002


===============================================================================





			TELUS CORPORATION

                CONSOLIDATED FINANCIAL STATEMENTS

		        DECEMBER 31, 2002







===============================================================================



MANAGEMENT'S REPORT

Management is responsible to the Board of Directors for the preparation of the consolidated financial statements of the Company and its subsidiaries. These statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and necessarily include some amounts based on estimates and judgements. Financial information presented elsewhere in this annual report is consistent with that in the consolidated financial statements.

The Company maintains a system of internal controls that provides management with reasonable assurance that assets are safeguarded and that reliable financial records are maintained. This system includes written policies and procedures, an organizational structure that segregates duties and a comprehensive program of periodic audits by the internal auditors. The Company has also instituted policies and guidelines that require employees to maintain the highest ethical standards, and has established mechanisms for the reporting to the audit committee of perceived accounting and ethics policy complaints. Annually the Company performs an extensive risk assessment process, which includes interviews with senior management and conducts a risk management survey distributed to a large sample of employees. Results of this process influence the development of the internal audit program. Key enterprise-wide risks are assigned to executive owners for the development and implementation of appropriate risk mitigation plans. The Company has recently instituted a Sarbanes-Oxley certification enablement process, which, among other things, cascades informative certifications from the key stakeholders within the financial reporting process which are reviewed by the Chief Executive Officer and the Chief Financial Officer as part of their due diligence process.

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures related to the preparation of the management's discussion and analysis and the consolidated financial statements contained in this report. They have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the management's discussion and analysis and the consolidated financial statements contained in this report were being prepared.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to when they were evaluated, nor were there any significant deficiencies or material weaknesses in these controls requiring corrective actions.

The shareholders appointed Arthur Andersen LLP as the external auditors of the Company at its annual meeting on May 1, 2002. As a result of the partners and staff of the Canadian operations of Arthur Andersen LLP joining Deloitte & Touche LLP in June 2002, the Board of Directors appointed Deloitte & Touche LLP, as external auditors of the Company to fill the vacancy left when Arthur Andersen LLP ceased operations in Canada. Deloitte & Touche LLP has been appointed to express an opinion as to whether these consolidated financial statements present fairly the Company's consolidated financial position and operating results in accordance with Canadian GAAP. Their report follows.

The Board of Directors has reviewed and approved these consolidated financial statements. To assist the Board in meeting its responsibility, it has appointed an audit committee that is comprised of a majority of independent directors, which oversees the financial reporting process. The committee meets no less than quarterly with management (including the internal auditors) and the external auditors to review various matters. It receives quarterly reports on: internal audit program results and evaluation of internal control systems; risk management services including notable projects for the quarter, legal claims and environmental issues; disaster recovery plans and financial derivative exposure. The audit committee also reviews and approves methods of controlling corporate assets and information systems on a quarterly basis and reviews major accounting policies including alternatives and potential key management estimates or judgements. The committee's terms of reference are available, on request, to shareholders.


Robert G. McFarlane
Executive Vice-President
and Chief Financial Officer



AUDITORS' REPORT

To the Shareholders of TELUS Corporation

We have audited the consolidated balance sheet of TELUS Corporation as at December 31, 2002 and the consolidated statements of income, retained earnings and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Companies Act, we report that, in our opinion, except for the changes in accounting policies described in Note 2, these principles have been applied on a consistent basis.

The consolidated financial statements of TELUS Corporation as at December 31, 2001, were audited by other auditors whose report dated February 4, 2002, expressed an unqualified opinion on those statements.


Deloitte & Touche LLP
Chartered Accountants
Vancouver, B.C.
January 31, 2003

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31 (millions)								2002		2001
---------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES									      $ 7,006.7       $ 7,080.5
---------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
  Operations											4,488.1 	4,550.9
  Depreciation 											1,213.7 	1,127.6
  Amortization of intangible assets (Note 2(a))							  356.6 	  366.6
  Restructuring and workforce reduction costs (Note 5)						  569.9 	  198.4
---------------------------------------------------------------------------------------------------------------------------------
 												6,628.3 	6,243.5
---------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME FROM CONTINUING OPERATIONS							  378.4  	  837.0
  Other expense (income), net 									   40.8 	  (17.0)
  Financing costs (Note 6) 									  604.1 	  624.5
  Refinancing charge from debt restructuring							     - 		   96.5
---------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES,
 NON-CONTROLLING INTEREST AND GOODWILL AMORTIZATION						 (266.5)	  133.0
  Income taxes (recovery) (Note 7)								  (42.5)	   93.4
  Non-controlling interest									    3.1 	    3.6
  Goodwill amortization (Note 2(a))								     - 		  174.8
---------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS							 (227.1)	 (138.8)
  Discontinued operations (Note 8)								   (1.9)	  592.3
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)										 (229.0)	  453.5
  Preference and preferred share dividends							    3.5 	    3.5
  Interest on convertible debentures, net of income taxes					    6.8 	    7.0
---------------------------------------------------------------------------------------------------------------------------------
COMMON SHARE AND NON-VOTING SHARE INCOME (LOSS)						      $  (239.3)      $   443.0
=================================================================================================================================
INCOME (LOSS) PER COMMON SHARE AND NON-VOTING SHARE ($) (NOTE 9)
  Basic  - Continuing operations								   (0.75)	   (0.51)
	 - Discontinued operations								     - 		    2.02
	 - Net income (loss) (Note 2(a))							   (0.75)	    1.51
  Diluted- Continuing operations							           (0.75)	   (0.51)
	 - Discontinued operations								     - 		    2.02
	 - Net income (loss) (Note 2(a))							   (0.75)	    1.51
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE ($)					    0.60 	    1.20
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING (MILLIONS)
  - BASIC											  317.9 	  294.2
  - DILUTED											  317.9 	  294.2
=================================================================================================================================

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

Years ended December 31 (millions)								2002		2001
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF YEAR								      $ 1,654.8       $ 1,563.4
Transitional impairment of intangible assets with indefinite lives (Note 2(a))			 (595.2)	     -
---------------------------------------------------------------------------------------------------------------------------------
Adjusted opening balance									1,059.6 	1,563.4
Net income (loss)										 (229.0) 	  453.5
---------------------------------------------------------------------------------------------------------------------------------
												  830.6 	2,016.9
Less: Common Share and Non-Voting Share dividends paid in cash 					  150.9 	  247.0
      Common Share and Non-Voting Share dividends reinvested
       in shares issued from Treasury								   39.0 	  104.6
      Preference and preferred share dividends							    3.5 	    3.5
      Interest on convertible debentures, net of income taxes					    6.8 	    7.0
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF Year (Note 18)							      $   630.4       $	1,654.8
=================================================================================================================================
The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED BALANCE SHEETS

Years ended December 31 (millions)								2002		2001
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
  Cash and temporary investments, net (Note 1(j))					      $	     - 	      $	   17.1
  Accounts receivable (Notes 2(d), 11)								  640.4 	  972.1
  Income and other taxes receivable 								  134.0 	    7.1
  Inventories											   96.5 	  118.6
  Current portion of future income taxes (Note 7)						  138.8 	  147.0
  Prepaid expenses and other									  163.5 	  180.7
---------------------------------------------------------------------------------------------------------------------------------
												1,173.2 	1,442.6
---------------------------------------------------------------------------------------------------------------------------------
Capital Assets, Net (Note 12)
  Property, plant, equipment and other								8,025.9 	7,924.2
  Intangible assets subject to amortization (Note 2(a))						  998.5 	  980.1
  Intangible assets with indefinite lives (Note 2(a))						2,950.1 	3,855.5
---------------------------------------------------------------------------------------------------------------------------------
											       11,974.5        12,759.8
---------------------------------------------------------------------------------------------------------------------------------
Other Assets
  Deferred charges (Note 13)								 	  725.3   	  685.2
  Future income taxes (Note 7)									1,170.3 	  996.9
  Investments											   48.1 	   56.4
  Goodwill (Note 14)										3,124.6 	3,320.9
  Other												    3.8 	    3.8
---------------------------------------------------------------------------------------------------------------------------------
												5,072.1 	5,063.2
---------------------------------------------------------------------------------------------------------------------------------
											      $18,219.8       $19,265.6
=================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Cash and temporary investments, net (Note 1(j))					      $	    9.0       $	     -
  Accounts payable and accrued liabilities							1,198.8 	1,166.4
  Restructuring and workforce reduction accounts payable and accrued liabilities (Note 5)	  400.4 	  109.7
  Dividends payable										   52.2 	   45.5
  Advance billings and customer deposits						 	  330.3 	  310.8
  Short-term obligations (Note 15)								  190.3 	  229.9
---------------------------------------------------------------------------------------------------------------------------------
												2,181.0 	1,862.3
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt (Note 16) 									8,197.4 	8,651.4
---------------------------------------------------------------------------------------------------------------------------------
Future Income Taxes (Note 7)									  992.3 	1,326.6
---------------------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities (Note 17)								  405.3 	  432.6
---------------------------------------------------------------------------------------------------------------------------------
Non-Controlling Interest									   11.2 	    8.0
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity (Note 18)
  Convertible debentures									  148.5 	  147.4
  Preference and preferred shares 								   69.7 	   69.7
  Common equity											6,214.4 	6,767.6
---------------------------------------------------------------------------------------------------------------------------------
												6,432.6 	6,984.7
---------------------------------------------------------------------------------------------------------------------------------
											      $18,219.8       $19,265.6
=================================================================================================================================
Commitments and Contingent Liabilities (Note 19)
The accompanying notes are an integral part of these consolidated financial statements

Approved by the Directors:

Director:	Director:

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31 (millions)								2002		2001
---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Income (loss) from continuing operations 						      $	 (227.1)      $	 (138.8)
Items not affecting cash:
  Depreciation and amortization								        1,570.3 	1,494.2
  Goodwill amortization									             - 		  174.8
  Future income taxes 									            9.2 	 (167.1)
  Gain on redemption of long-term debt							          (82.7)	  (65.9)
  Asset write-off related to restructuring 						            0.3 	   30.5
  Refinancing charge from debt restructuring						             - 		   96.5
  Net pension credits									           (9.8)	  (46.7)
  Other, net										          (17.8)	   (8.2)
---------------------------------------------------------------------------------------------------------------------------------
Operating cash flow before restructuring and workforce reduction costs				1,242.4 	1,369.3
Restructuring and workforce reduction costs, net of cash payments (Note 5)			  290.7 	   96.0
---------------------------------------------------------------------------------------------------------------------------------
Operating cash flow 										1,533.1 	1,465.3
Net change in non-cash working capital from continuing operations (Note 20(a))			  213.2 	  (22.6)
Operating cash flow and net change in non-cash working capital
 from discontinued operations (Note 20(b))							   (4.3)	  (34.9)
---------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities								1,742.0 	1,407.8
---------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures (Note 12)								       (1,693.3)       (2,249.4)
Purchase of spectrum										   (4.6)	 (355.9)
Acquisitions, net of cash acquired (Note 3)							     - 	 	 (375.4)
Proceeds from the sale of property								     - 		  228.4
Proceeds from divestitures (Note 8)								    8.2 	  939.6
Other												   (1.4)	   (8.6)
---------------------------------------------------------------------------------------------------------------------------------
Cash provided (used) by investing activities						       (1,691.1)       (1,821.3)
---------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued							   92.2 	  103.1
Public issuance of Non-Voting Shares (Note 18(i))						  337.4 	     -
Cost of public issuance of Non-Voting Shares (Note 18(i))					  (14.5)	     -
Dividends to shareholders									 (135.6)	 (325.2)
Long-term debt issued (Note 16(b)-(c))								  644.2 	7,152.1
Redemptions and repayment of long-term debt (Notes 16(b), (d)-(e))				 (901.0)       (1,878.3)
Change in short-term obligations								  (84.4)       (4,733.3)
Interest on convertible debentures								  (11.2)	  (12.3)
Amortization of debt issue costs and other							   (4.1)	   24.3
---------------------------------------------------------------------------------------------------------------------------------
Cash provided (used) by financing activities							  (77.0)	  330.4
---------------------------------------------------------------------------------------------------------------------------------
CASH POSITION
Increase (decrease) in cash and temporary investments, net					  (26.1)	  (83.1)
Cash and temporary investments, net, beginning of year					   	   17.1 	  100.2
---------------------------------------------------------------------------------------------------------------------------------
Cash and temporary investments, net, end of year					      $	   (9.0)      $	   17.1
=================================================================================================================================
SUPPLEMENTAL DISCLOSURE
Interest paid										      $	  675.8       $	  623.3
=================================================================================================================================
Income taxes (inclusive of Investment Tax Credits (Note 7)) paid (received)		      $	  (18.6)      $	  329.7
=================================================================================================================================
The accompanying notes are an integral part of these consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002

TELUS Corporation is one of Canada's largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet Protocol, voice and wireless services to Central and Eastern Canada.

1. Summary of Significant Accounting Policies
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and in conformity with prevailing practices in the Canadian telecommunications industry.

The term "Company" is used to mean TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

 (a) Consolidation
The consolidated financial statements include the accounts of the Company and all of the Company's subsidiaries, of which the principal ones are: TELUS Communications Inc. (including the TELE-MOBILE COMPANY partnership), TELUS Quebec Inc. (including TELUS Communications (Quebec) Inc.) and TELUS Services Inc. (including TELUS Enterprise Solutions Partnership).

 (b) Use of Estimates
The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Examples of significant estimates include: the key economic assumptions used to determine the fair value of residual cash flows arising from accounts receivable securitization; the allowance for doubtful accounts; the allowance for inventory obsolescence; the estimated useful lives of assets; the recoverability of intangible assets with indefinite lives; the recoverability of long-term investments; the recoverability of goodwill; the composition of future income tax assets and future income tax liabilities; the accruals for restructuring and workforce reduction costs; and certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets.

 (c) Revenue Recognition
The Company earns the majority of its revenue (voice local, voice contribution, voice long distance, data and mobility network) from access to, and usage of, the Company's telecommunication infrastructure. The majority of the balance of the Company's revenue (other and mobility equipment) arises from providing products facilitating access to, and usage of, the Company's telecommunication infrastructure.

   Voice Local, Voice Long Distance, Data and Mobility Network: The Company recognizes revenues on the accrual basis and includes an estimate of revenues earned but unbilled. Wireline and wireless service revenues are recognized based upon usage of the Company's network and facilities and upon contract fees.

Advance billings are recorded when billing occurs prior to rendering the associated service; such advance billings are recognized as revenue in the period in which the services are provided. Similarly, upfront customer activation and installation fees, along with the corresponding direct costs not in excess of the revenues, are deferred and recognized over the average expected term of the customer relationship.

When the Company receives no identifiable, separable benefit for consideration given to a customer, the consideration is recorded as a reduction of revenue rather than as an expense as the Company considers this to result in a more appropriate presentation of transactions in the financial statements.

   Voice Contribution: The Canadian Radio-television and Telecommunications Commission ("CRTC") has established a portable subsidy mechanism to subsidize Local Exchange Carriers, such as the Company, that provide residential service to high cost service areas ("HCSAs"). The CRTC, has determined the per line/per band portable subsidy rate for all Local Exchange Carriers. The Company recognizes the portable subsidy on an accrual basis by applying the subsidy rate to the number of residential network access lines it has in HCSAs.

   Other and Mobility Equipment: The Company recognizes product revenues, including wireless handsets sold to re-sellers and customer premises equipment, when the products are delivered and accepted by the end-user customers. When the Company receives no identifiable, separable benefit for consideration given to a customer, the consideration is recorded as a reduction of revenue rather than as an expense as the Company considers this to result in a more appropriate presentation of transactions in the financial statements.

   Non-HCSA Deferral Account: On May 30, 2002, and on July 31, 2002, the CRTC issued Decision 2002-34 and Decision 2002-43, respectively, pronouncements that will affect the Company's wireline revenues for four-year periods beginning June 1, 2002, and August 1, 2002, respectively. In an effort to foster competition for residential basic service in non-high cost service areas ("non-HCSAs"), the concept of a deferral account mechanism was introduced by the CRTC, as an alternative to mandating price reductions.

The deferral account arises from the CRTC requiring the Company to defer the income statement recognition of a portion of the monies received in respect of residential basic services provided to non-HCSAs. The revenue deferral is based on the rate of inflation (as measured by a chain-weighted GDPPI index), less a productivity offset of 3.5%, and an "exogenous factor" that is associated with allowed recoveries in previous price cap regimes that have now expired. The Company may recognize the deferred amounts upon the undertaking of qualifying actions, such as Service Improvement Programs ("SIPs") in qualifying non-HCSAs, rate reductions (including those provided to competitors as required in Decision 2002-34 and Decision 2002-43) and/or rebates to customers. To the extent that a balance remains in the deferral account, interest is required to be accrued at the Company's short-term cost of borrowing.

The Company has adopted the liability method of accounting for the deferral account. This results in the Company recording a liability to the extent that activities it has undertaken, realized rate reductions for Competitor Services and other future qualifying events do not extinguish the balance of the deferral account. As at December 31, 2002, a liability of $23 million has been recorded and is included with advance billings and customer deposits. Other than for the interest accrued on the balance of the deferral account, which would be included in financing costs, all income statement effects of the deferral account are recorded through operating revenues.

 (d) Advertising Costs
Costs of advertising production, airtime and space are expensed as incurred.

 (e) Research and Development
Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for deferral. Deferred development costs are amortized over the life of the commercial production, or in the case of serviceable property, plant and equipment, are included in the appropriate property group and are depreciated over its estimated useful life. Research and development costs incurred during the year amounted to $40 million (2001 - $32 million) of which $39 million (2001 - $18 million) was capital in nature.

 (f) Depreciation and Amortization
Assets are depreciated on a straight-line basis over their estimated useful life as determined by a continuing program of studies. The composite depreciation rate for the year ended December 31, 2002, was 6.6% (2001 - 6.6%). Depreciation includes amortization of assets under capital leases.

Intangible assets with finite lives ("intangible assets subject to amortization") are amortized on a straight-line basis over their estimated lives; estimated lives are annually reviewed. The wireline subscriber bases are amortized over 50 years and wireless subscriber bases are amortized over 7 years (see Note 2(a)). Software is amortized over 3 to 5 years and access to rights-of-way and other are amortized over 7 to 30 years.

Commencing January 1, 2002, rather than being systematically amortized, the carrying value of intangible assets with indefinite lives, and goodwill, are periodically tested for impairment. The frequency of the impairment test generally is the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives must, at a minimum, be tested annually; the Company has selected December as its annual test time. No impairment amount arose from the December 2002 annual test. The test is applied to each of the Company's two reporting units (the reporting units being identified in accordance with the criteria in the Canadian Institute of Chartered Accountants ("CICA") Handbook section for intangible assets and goodwill): Communications and Mobility. Consistent with current industry-specific valuation methods, the Company uses a discounted cash flow model as a part of determining the fair value of its spectrum licences.

The Company assesses its goodwill by applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of its reporting units. Consistent with current industry-specific valuation methods, the Company uses a combination of the discounted cash flow and the market comparable approach in determining the fair value of its reporting units.

 (g) Translation of Foreign Currencies
Trade transactions completed in foreign currencies are translated into Canadian dollars at the rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date with any resulting gain or loss being included in the Consolidated Statements of Income (see Note 6).

The Company applies hedge accounting to the financial instruments used to establish designated currency hedging relationships for its U.S. Dollar denominated long-term debt future cash outflows (semi-annual interest payments and principal payments at maturity) (see Note 4 and Note 16(b)). The purpose of hedge accounting, in respect of the Company's designated currency hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods.

In order to apply hedge accounting, a high correlation (which indicates effectiveness) is required in the offsetting changes in the values of the financial instruments (the "hedging items") used to establish the designated currency hedging relationships and of the U.S. Dollar denominated long-term debt (the "hedged items"). The Company assesses the anticipated effectiveness of designated hedging relationships at inception and for each reporting period thereafter. A designated hedging relationship is considered effective by the Company if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal of the hedged item; maturity dates; payment dates, and interest rate index. Any ineffectiveness, such as from a difference between the notional amount of the hedging item and the principal of the hedged item, is reflected in the Consolidated Statements of Income as "Financing costs".

In the application of hedge accounting, an amount (the "hedge value") is recorded in respect of the fair value of the hedging items only to the extent that their value counterbalances the difference between the Canadian dollar equivalent of the value of the hedged items at the rate of exchange at the balance sheet date and the Canadian dollar equivalent of the value of the hedged items at the rate of exchange in the hedging items. Unrealized changes in the fair value of hedging items, net of the hedge value recorded (see Note
13), are recognized when all the hedged cash flows have occurred (see Note 6). If a previously effective designated hedging relationship becomes ineffective, all gains or losses relating to the hedging item are prospectively reflected in the Consolidated Statements of Income as "Financing costs".

 (h) Income Taxes
The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.

The Company's research and development activities may be eligible to earn Investment Tax Credits ("ITCs"). The Company's research and development activities and their eligibility to earn ITCs is a complex matter and, as a result, the threshold of more likely than not is normally only achieved after the relevant taxation authorities have made specific determinations. When it is more likely than not that the ITCs will be received, they are accounted for using the cost reduction method whereby such credits are deducted from the expenditures or assets to which they relate (see Note 7).

 (i) Share-Based Compensation
The Company applies the intrinsic value based method of accounting for share-based compensation awards granted to employees. Accordingly, no compensation cost is recorded in the accounts for its share option plans. Canadian GAAP requires that a fair value be determined for share options at the date of grant and that such fair value is recognized in the financial statements. In respect of share options awarded to employees, it is permissible to use either the fair value based method or the intrinsic value based method, however, if the intrinsic value based method is used, pro forma disclosure is required so as to show what the effect would have been had the fair value based method been applied (see Note 10). Proceeds arising from the exercise of share options are credited to share capital.

 (j) Cash and Temporary Investments, Net
Cash and temporary investments, which include investments in money market instruments that are purchased three months or less from maturity, are presented net of outstanding items including cheques written but not cleared by the bank as at the balance sheet date. Cash and temporary investments, net, are classified as a liability on the balance sheet when the amount of the cheques written but not cleared by the bank exceeds the amount of the cash and temporary investments.

 (k) Sales of Receivables
Effective July 1, 2001, transfers of receivables in securitization transactions are recognized as sales when the Company is deemed to have surrendered control over the transferred receivables and consideration, other than for its beneficial interests in the transferred receivables, has been received. When the Company sells its receivables, it retains reserve accounts, which are retained interests in the securitized receivables, and servicing rights. When a transfer is considered a sale, the Company derecognizes all receivables sold, recognizes at fair value the assets received and the liabilities incurred and records the gain or loss on sale in "Other expense (income), net". Such gain or loss recognized on the sale of receivables depends in part on the previous carrying amount of the receivables involved in the transfer, allocated between the receivables sold and the retained interests based upon their relative fair market value at the sale date. The Company estimates the fair value for its retained interests based on the present value of future expected cash flows using management's best estimates of the key assumptions - credit losses, the weighted average life of the receivables sold and discount rates commensurate with the risks involved.

For transfers of receivables occurring prior to July 1, 2001, the transactions were recognized as sales of receivables when the significant risks and rewards of ownership were transferred to the purchasers.

 (l) Inventories
The Company's inventory consists primarily of wireless handsets, parts and accessories and communications equipment held for resale. Inventories of wireless handsets, parts and accessories are valued at the lower of cost and replacement cost, with cost being determined on an average cost basis. Inventories of communications equipment are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis.

 (m) Capital Assets
Property is recorded at historical cost and, with respect to self-constructed property, includes materials, direct labour and applicable overhead costs. In addition, where construction projects exceed $20 million and are of a sufficiently long duration, an amount is capitalized for the cost of funds used to finance construction (see Note 6). The rate for calculating the capitalized financing costs is based on the Company's one-year cost of borrowing.

When property, plant and/or equipment are sold by the Company, the historical cost less accumulated depreciation is netted against the sale proceeds and the difference is included in the Consolidated Statements of Income as "Other expense (income), net".

 (n) Leases
Leases are classified as capital or operating depending upon the terms and conditions of the contracts.

Where the Company is the lessee, asset values recorded under capital leases are amortized on a straight-line basis over the period of expected use. Obligations recorded under capital leases are reduced by lease payments net of imputed interest.

For the year ended December 31, 2002, real estate and vehicle operating lease expenses, which are net of the amortization of the deferred gain on the sale-leaseback of buildings (see Note 17 and Note 21), were $151.2 million (2001 - $135.7 million).

Revenue from operating leases of equipment is recognized when service is rendered to customers. The leased equipment is depreciated in accordance with the Company's depreciation policy.

Prior to exiting the equipment leasing business conducted through its subsidiary (see Note 8), Telecom Leasing Canada (TLC) Limited, in 2001, the subsidiary acted as a financing intermediary in situations where TELUS was the lessor. The long-term leases receivable represented the present value of future lease payments receivable due beyond one year. Finance income derived from these financing leases was recorded so as to produce a constant rate of return over the terms of the leases.

 (o) Investments
The Company accounts for its investments in affiliated companies over which it has significant influence using the equity basis of accounting whereby the investments are initially recorded at cost and subsequently adjusted to recognize the Company's share of earnings or losses of the investee companies and reduced by dividends received. The excess of the cost of equity investments over the underlying book value at the date of acquisition, except for goodwill, is amortized over the estimated useful lives of the underlying assets to which it is attributed.

The Company accounts for its other investments using the cost basis of accounting whereby investments are initially recorded at cost and earnings from such investments are recognized only to the extent received or receivable.

Carrying values of equity and cost investments are reduced to estimated market values if there is other than a temporary decline in the value of the investment; such reduction recorded is included in the Consolidated Statements of Income as "Other expense (income), net".

 (p) Other Long-Term Liabilities - Individual Line Service Program
Included in "Other Long-Term Liabilities" are past contributions from the Government of Alberta under the Individual Line Service program, which are recognized as revenue on a straight-line basis over the estimated useful life of the related assets (which is reached in 2003). The amount to be recognized as revenue within one year is included with "Advance billings and customer deposits" in the Consolidated Balance Sheets.

 (q) Employee Defined Benefit Plans
The Company accrues its obligations under employee defined benefit plans and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the net actuarial gain
(loss) over 10% of the greater of the benefit obligation and the fair value of the plan assets is amortized over the average remaining service period of active employees of the plan.

2. Change in Accounting Policies
 (a) Intangible Assets and Goodwill
Commencing January 1, 2002, the new recommendations of the CICA for intangible assets and goodwill apply to the Company (CICA Handbook Section 3062) (see Note 1(f)).

The Company's intangible assets with indefinite lives, which are its spectrum licences, were tested for impairment as at January 1, 2002, and the impairment amount (the "transitional impairment amount") of $595.2 million ($910.0 million before tax) was considered to arise from a change in accounting policy and was charged directly to opening retained earnings.

Similarly, goodwill was also to be tested for impairment as at January 1, 2002. The Company completed this test in the first quarter of 2002 and determined there was no goodwill transitional impairment amount.

In accordance with the new requirements, net income (loss) for prior periods presented is to be adjusted to exclude amortization expense (including any related tax effects) recognized in those periods related to goodwill and intangible assets with indefinite lives; the corresponding per share amounts are also required to be adjusted.

Years ended December 31 (millions except per share amounts)					2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)
  As reported										      $	 (229.0)      $	  453.5
  Add back: Goodwill amortization								     - 		  174.8
            Amortization of intangible assets with indefinite lives (a)				     - 		   50.8
---------------------------------------------------------------------------------------------------------------------------------
  As adjusted										      $	 (229.0)      $	  679.1
=================================================================================================================================
Income (loss) per Common Share and Non-Voting Share - basic and diluted
  As reported										      $	   (0.75)     $	    1.51
  Add back: Goodwill amortization								     - 		    0.60
            Amortization of intangible assets with indefinite lives (a)			             - 		    0.17
---------------------------------------------------------------------------------------------------------------------------------
  As adjusted										      $	   (0.75)     $	    2.28
=================================================================================================================================
 (a)	Net of taxes of $38.8 for the year ended December 31, 2001.

As required, TELUS reviewed the estimated useful lives associated with its intangible assets that are subject to amortization. Generally accepted accounting principles require that changes in estimates, such as the useful lives of assets, be applied prospectively. The Company's review resulted in the following changes, effected in the first quarter of 2002, to the estimated useful lives of intangible assets that are subject to amortization:

Estimated useful lives
												Current		Former
---------------------------------------------------------------------------------------------------------------------------------
Subscribers - wireline										50 years	40 years
Subscribers - wireless 										 7 years   7 to 10 years
---------------------------------------------------------------------------------------------------------------------------------

 (b) Revenue Recognition - Consideration Given by a Vendor to a Customer Commencing January 1, 2002, the Company adopted the provisions of the Financial Accounting Standards Board's Emerging Issues Task Force dealing with accounting for consideration given by a vendor to a customer (EITF 01-9), on a retroactive basis (see Note 1(c)). The Company considers this accounting change, which is required for U.S. GAAP reporting purposes, to result in a more appropriate presentation of transactions in the financial statements. For the year ended December 31, 2002, the impact of the change was to reduce operating revenues and operating expenses, for Mobility operations (both in 2002 and 2001) and Internet operations (in 2002 only), by $139.5 million (2001 - $122.1 million). The adoption of EITF 01-9 did not have an effect on the Company's financial position, key operating measures or cash flows.

 (c) Share-Based Compensation
Commencing January 1, 2002, the Company adopted the new recommendations of the CICA dealing with accounting for share-based compensation (CICA Handbook
Section 3870) (see Note 1(i)). As required, the accounting change was applied prospectively.

The CICA's Accounting Standards Board has announced that it anticipates finalizing, in 2003, amendments to Section 3870 which would result in companies no longer being allowed to use the intrinsic value method of accounting for share-based compensation; the amendments would be effective commencing with 2004 fiscal years.

 (d) Sales of Receivables
During the third quarter of 2002, the Company adopted the guidance of the CICA dealing with accounting for transfers of receivables (CICA Accounting Guideline AcG-12) (see Note 1(k)). As required, the accounting change was applied prospectively.

 (e) Translation of Foreign Currencies
During the fourth quarter of 2001, the Company adopted the new recommendations of the CICA dealing with gains and losses arising from translation of non-current monetary assets and liabilities denominated in a foreign currency (CICA Handbook Section 1650) (see Note 1(g)). The accounting change was applied on a retroactive basis and resulted in no material change.

 (f) Earnings Per Share
On January 1, 2001, the Company adopted the new recommendations of the CICA dealing with the calculation and reporting of earnings per share (CICA Handbook
Section 3500) (see Note 9).


3. Business Acquisitions
On October 12, 2001, the Company acquired PSINet's Canadian operations. The transaction has been accounted for as an asset purchase except for the acquisition of shares in CADVision Development Corporation, which was accounted for by the purchase method. Effective October 12, 2001 onwards, PSINet's and CADVision's results are included in the Company's Consolidated Statements of Income.

On June 29, 2001, the Company acquired all of the remaining 30% externally held shares of TELUS Quebec Inc., from Verizon Communications Inc., a significant shareholder. The transaction has been accounted for using the purchase method.

The Company acquired 100% of the outstanding shares of Arqana Technologies Inc., an information technology infrastructure services provider (July 4, 2001), Daedalian eSolutions Inc., an e.business solutions company (June 21,
2001), Williams Communications Canada Inc., a national data network company (May 31, 2001), and Columbus Group Communications Inc., an Internet professional services company (April 4, 2001) for a total of $106.1 million including acquisition costs. The total purchase consideration comprised of $79.2 million cash and $26.9 million of TELUS non-voting shares. The transactions have been accounted for using the purchase method. In addition to the recorded purchase price of these acquisitions, there is a total of $0.5 million (2001 - $10.7 million) of contingent consideration, which may be payable depending on revenues earned in the acquired companies and certain other criteria. Effective from the purchase dates onwards, the results of these acquisitions are included in the Company's Consolidated Statements of Income.

Year ended December 31, 2001 (millions)			PSINet		TELUS Quebec Inc.	Other (a)	Total
---------------------------------------------------------------------------------------------------------------------------------
Cash						      $   139.9       $   124.9 	      $   110.6       $   375.4
Non-Voting Shares					     - 		  160.1 		   26.9 	  187.0
---------------------------------------------------------------------------------------------------------------------------------
Total purchase price, including acquisition costs     $   139.9       $   285.0 	      $   137.5       $   562.4
=================================================================================================================================
Total identifiable assets			      $   138.0       $   282.6 	      $    91.5       $   512.1
Total liabilities					    3.6 	  140.0 		   48.6 	  192.2
---------------------------------------------------------------------------------------------------------------------------------
Net assets acquired					  134.4 	  142.6 		   42.9 	  319.9
Goodwill created					    5.5 	  142.4 		   94.6 	  242.5
---------------------------------------------------------------------------------------------------------------------------------
						      $   139.9       $   285.0 	      $   137.5        $  562.4
=================================================================================================================================
(a) Includes Arqana Technologies Inc., Daedalian eSolutions Inc., Williams
Communications Canada Inc. and Columbus Group Inc.

4. Financial Instruments
The Company's financial instruments consist of cash and temporary investments, accounts receivable, leases receivable, bank indebtedness, accounts payable, restructuring and workforce reduction accounts payable, dividends payable, short-term obligations, long-term debt, interest rate swap agreements, foreign exchange hedges and convertible debentures.

The Company uses various financial instruments, the fair values of some which are not reflected on the balance sheets, to reduce or eliminate exposure to interest rate and currency risks. These instruments are accounted for on the same basis as the underlying exposure being hedged. The majority of these instruments, which were newly added during 2001, pertain to TELUS' U.S. Dollar borrowing. Use of these instruments is subject to a policy, which requires that no derivative transaction be effected for the purpose of establishing a speculative or a levered position, and sets criteria for the credit worthiness of the transaction counterparties.

 Price risk - interest rate: The Company is exposed to interest rate risk arising from fluctuations in interest rates on its temporary investments, short-term obligations and long-term debt. The Company has entered into interest rate swap agreements that have the effect of fixing the interest rate on $107 million of floating rate debt. Hedge accounting is not applied to these swap agreements.

 Price risk - currency: The Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. Dollar denominated long-term debt. Currency hedging relationships have been established for the related semi-annual interest payments and principal payments at maturity (see Note 1(g) and Note 16(b)).

The Company's foreign exchange risk management also includes the use of foreign currency forwards to fix the exchange rates on short-term foreign currency transactions and commitments. Hedge accounting is not applied to these foreign currency forwards.

 Credit risk: The Company is exposed to credit risk with respect to its short-term deposits, accounts and leases receivable, interest rate swap agreements and foreign exchange hedges.

Credit risk associated with short-term deposits is minimized substantially by ensuring that these financial assets are placed with governments, well-capitalized financial institutions and other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Credit risk associated with accounts and leases receivable is minimized by the Company's large customer base, which covers all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains provisions for potential credit losses, and any such losses to date have been within management's expectations.

Counterparties to the Company's interest rate swap agreements and foreign exchange hedges are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties' credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedges due to its credit rating and those of its counterparties. While the Company is exposed to credit losses due to the nonperformance of its counterparties, the Company considers the risk of this remote; if all counterparties were not to perform, the pre-tax effect would be limited to the value of the deferred hedging asset (Note 13).

 Fair value: The carrying value of cash and temporary investments, bank indebtedness, accounts receivable, leases receivable, accounts payable, restructuring and workforce reduction accounts payable, dividends payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments.

The fair values of the Company's long-term debt and convertible debentures are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly.

								2002					2001
---------------------------------------------------------------------------------------------------------------------------------
(millions)						Carrying	Fair 			Carrying 	Fair
							amount		value			amount		value
---------------------------------------------------------------------------------------------------------------------------------
Long-term debt					     $  8,387.7	     $  8,338.2 	     $  8,796.8      $  9,126.7
Convertible debentures				     $    148.5	     $    137.6 	     $    147.4      $    150.7
Derivative financial instruments used to
 manage exposure to interest rate and
 currency risks (a) (Note 13)			     $    134.1	     $    315.7 	     $    190.1      $     (7.5)
---------------------------------------------------------------------------------------------------------------------------------
(a) Notional amount outstanding $4,925.7 (2001 - $5,280.6).

5. Restructuring and Workforce Reduction Costs
Restructuring and workforce reduction costs were recorded in 2001 and 2002 for Operational Efficiency Program ("OEP") costs. In 2001, the Company initiated a phased OEP aimed at improving operating and capital productivity and competitiveness. The first phase of the OEP was to complete merger-related restructuring activities in TELUS Mobility and the reorganization for TELUS Communications. In the first quarter of 2001, a restructuring charge of $198.4 million was recorded. Approximately one-half of the 2001 charge was related to integration costs for TELUS Mobility including the write-down of redundant capital assets, handset reconfiguration costs and employee severance costs. The remaining charge was related to reorganization costs in TELUS Communications, including employee severance costs and capital asset impairment charges. By December 31, 2001, excluding the impacts of staff increases associated with acquisitions, there were approximately 800 net staff reductions as a result of the OEP.

The second phase of the OEP, which commenced at the beginning of 2002, continued to focus on reducing staff, but also entailed a comprehensive review of enterprise-wide processes to identify capital and operational efficiency opportunities. Consequently, on June 7, 2002, the Company initiated a program offering an Early Retirement Incentive Plan ("ERIP") and a Voluntary Departure Incentive Plan ("VDIP") to 11,000 of over 16,000 bargaining unit employees and on July 11, 2002, the Company announced details on OEP initiatives including: streamlining of business processes; reducing the TELUS product portfolio and processes that support them; optimizing the use of real estate, networks and other assets; improving customer order management; reducing the scope of corporate support functions; consolidating operational and administrative functions; and consolidating customer contact centres.

The third phase of the OEP commenced in the third quarter of 2002 and was focused on operationalizing the above noted initiatives. Twenty-four of the 43 customer contact centres targeted for consolidation were consolidated by December 31, 2002. All 33 of the TELUS stores targeted for closure were closed by December 31, 2002. Consolidation of administrative offices was largely completed by December 31, 2002. TELUS reduced its staff count by approximately 5,200 for the year ended December 31, 2002. Since the inception of the OEP in 2001, up to December 31, 2002, the Company has reduced its staff count by approximately 6,000, comprised of 4,200 bargaining unit positions and 1,800 management positions. TELUS currently expects approximately 1,300 additional net employee reductions as a result of the OEP to occur in 2003.

The expense and liability for the ERIP and VDIP programs are recognized when the employee accepts the Company's formalized offer. The total restructuring and workforce reduction expense of $569.9 million for 2002 consisted of phase one expense of $12.5 million incurred in 2002, which was in excess of the phase one 2001 provision, as well as a $557.4 million provision in 2002 related to the second and third phases of the OEP. This 2002 provision included management and bargaining unit ERIP and VDIP employee acceptances and planned involuntary terminations, qualifying lease terminations and other operational efficiency pursuits. An additional restructuring amount of approximately $20 million is expected to be recorded in 2003 in respect of the OEP for items that were not eligible to be recorded in 2002.

Years ended December 31 (millions)								2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Workforce reduction costs
  Voluntary (Early Retirement Incentive Plan,
    Voluntary Departure Incentive Plan and other) (a)					      $	  403.9       $	   94.6
  Involuntary and other (b)									  153.5 	   73.3
---------------------------------------------------------------------------------------------------------------------------------
												  557.4 	  167.9
Lease termination charges									   10.1 	     -
Asset write-off and other charges								    2.4 	   30.5
---------------------------------------------------------------------------------------------------------------------------------
Restructuring and workforce reduction costs							  569.9 	  198.4
Less:  Current payments										  273.8 	   71.9
       Asset write-off related to restructuring and other					     - 		   30.5
       Reclassified to other long-term liabilities
        (pension and other post-retirement benefit liabilities) 				    5.4 	     -
---------------------------------------------------------------------------------------------------------------------------------
Restructuring and workforce reduction costs, net of cash payments			      $	  290.7       $	   96.0
=================================================================================================================================
(a) Includes an amount of $65.7 in respect of multi-employer pension plan expense that allowed qualifying employees the opportunity to retire with a normal pension earlier than they otherwise would have (see Note 22).

(b) Includes an amount of $5.4 in respect of defined benefit pension plans that allowed qualifying employees the opportunity to retire with a normal pension earlier than they otherwise would have (see Note 22).

6. Financing Costs

Years ended December 31 (millions)								2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Interest on long-term debt								      $  711.3        $   560.4
Interest on short-term obligations and other 							   3.6 	          145.2
Foreign exchange (gain) loss (a)								  (1.5)	            0.9
Gain on redemption of long-term debt (b)							 (82.7)	          (65.9)
---------------------------------------------------------------------------------------------------------------------------------
												 630.7 	          640.6
Capitalized interest during construction 						  	  (0.7)	           (3.3)
Interest income											 (25.9)	          (12.8)
---------------------------------------------------------------------------------------------------------------------------------
											       $  604.1       $   624.5
=================================================================================================================================
(a) These amounts include losses of $NIL (2001 - $1.5) in respect of hedge ineffectiveness (see Note 1(g)).
(b) These amounts include gains of $4.3 (2001 - $41.2), which arose from the associated settlement of financial instruments which hedged U.S. dollar denominated long-term debt that was extinguished (see Note 16(b) and Note
16(h)).

7. Income Taxes

Years ended December 31 (millions)								2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Current											      $   (51.7)      $	  260.5
Future												    9.2 	 (167.1)
---------------------------------------------------------------------------------------------------------------------------------
											      $   (42.5)      $	   93.4
=================================================================================================================================

The Company's income tax expense (recovery) differs from that calculated by applying statutory rates for the following reasons:

Years ended December 31 ($ in millions)				2002					2001
---------------------------------------------------------------------------------------------------------------------------------
Basic blended federal and provincial tax
 at statutory income tax rates			      $	 (105.0)	   39.4%	      $    52.7 	   39.6%
Non-taxable portion of gains				  (16.4)				     -
Revaluation of future tax assets and liabilities
 for decreases in statutory rates 			   31.3 				   14.9
Non-tax effected elements of net income before tax	   10.0 				    0.2
Prior year rates applied to settlement of tax issues	    2.4 				     -
Other							   11.0 				    6.6
---------------------------------------------------------------------------------------------------------------------------------
							  (66.7)	   25.0%		   74.4 	   55.9%
Large corporations tax					   24.2 				   19.0
---------------------------------------------------------------------------------------------------------------------------------
Income tax expense (recovery) per
 Consolidated Statements of Income		      $	  (42.5)	   15.9%	      $	   93.4 	   70.2%
=================================================================================================================================

As referred to in Note 1(b), the Company must make significant estimates in respect of the composition of its future income tax assets and future income tax liabilities. The operations of the Company are complex, and related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question. Temporary differences comprising the future tax assets (liabilities) are estimated as follows:

(millions)											2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Capital assets
  Property, plant, equipment, other and intangible assets subject to amortization	      $	  291.2       $	  399.3
  Intangible assets with indefinite lives							 (992.3)       (1,326.6)
Reserves not currently deductible								  145.7   	   28.7
Losses available to be carried forward								  765.8 	  642.9
Other												  106.4 	   73.0
---------------------------------------------------------------------------------------------------------------------------------
											      $	  316.8       $	 (182.7)
=================================================================================================================================
Presented on the Consolidated Balance Sheets as:
  Future tax assets
    Current										      $	  138.8       $	  147.0
    Non-current											1,170.3 	  996.9
---------------------------------------------------------------------------------------------------------------------------------
												1,309.1 	1,143.9
  Future tax liabilities									 (992.3)       (1,326.6)
---------------------------------------------------------------------------------------------------------------------------------
  Net future tax assets (liabilities)							      $	  316.8       $	 (182.7)
=================================================================================================================================

The Company conducts research and development activities, which are eligible to earn Investment Tax Credits (see Note 1(e) and Note 1(h)). During the year ended December 31, 2002, the Company recorded Investment Tax Credits of $67.2 million (2001 - NIL) of which $50.5 million (2001 - NIL) was recorded as a reduction of Operations Expense and the balance was recorded as a reduction of capital expenditures.

8. Discontinued Operations
Pursuant to two agreements, one effective August 14, 2002, and one effective August 31, 2002, the Company sold its U.S. directory business to two arm's-length parties, for total proceeds of approximately $8 million and recognized a loss of $2.2 million (before and after tax) on the sale.

On June 1, 2001, the Company entered into an agreement, that closed on July 31, 2001, to sell substantially all of TELUS Advertising Services directory business and TELUS Quebec directory business to Dominion Information Services Inc., a wholly-owned subsidiary of a related party, Verizon Communications Inc., a significant shareholder, for total proceeds of $810 million representing fair market value. In the third quarter of 2001, the Company recognized a gain of $546.3 million ($710.9 million before tax) on the sale.

Effective September 30, 2001, the Company exited the equipment leasing business by securitizing its equipment leasing portfolio to an arm's-length trust through a concurrent lease agreement. The equipment-leasing portfolio will be financed, administered and serviced by a third party on behalf of the trust. As part of this transaction, the Company has entered into a long-term agreement whereby the third party will become the preferred provider of future equipment financing for TELUS customers. The gain and other income on the transaction was $3.9 million ($7.1 million before tax).

As a result of these transactions, the operating results of the affected directory and equipment leasing operations have been included in the Consolidated Statements of Income as "discontinued operations".

At December 31, 2002, and 2001, no material assets or liabilities of the discontinued operations remained. Income statement disclosures for discontinued operations are as follows:

				    TELUS Advertising Services		 Equipment Leasing		       Total
Years ended December 31 (millions)	2002  		2001		2002 		2001		2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Revenues			      $   5.0         $ 190.0         $     -         $   9.4	      $	  5.0         $	199.4
=================================================================================================================================
Operating results to measurement date
  Income (loss) before income taxes   $	  0.3         $  74.8         $	    - 	      $	  3.4         $	  0.3 	      $	 78.2
  Income taxes				   - 		 34.5 	            - 		  1.6		   - 	  	 36.1
---------------------------------------------------------------------------------------------------------------------------------
 Income (loss) from operations to
 measurement date			  0.3 	         40.3 	            - 	          1.8 	          0.3 		 42.1
Gain (loss) and other
  - Gross				 (2.2)	        710.9 	            - 		  7.1		 (2.2)		718.0
  - Income tax			  	   - 		164.6 	            - 		  3.2		   - 		167.8
---------------------------------------------------------------------------------------------------------------------------------
   - Net			         (2.2)	        546.3 	            - 		  3.9		 (2.2)		550.2
---------------------------------------------------------------------------------------------------------------------------------
Discontinued operations		      $  (1.9)        $ 586.6         $	    - 	      $	  5.7	      $	 (1.9)	      $	592.3
=================================================================================================================================

9. Per Share Amounts
Basic net income (loss) from continuing operations per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income (loss) from continuing operations by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Basic net income
(loss) per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income (loss) by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted income per Common Share and Non-Voting Share is calculated to give effect to share options and warrants and shares issuable on conversion of debentures. The convertible debentures had no dilutive effect in the periods presented. Per share amount calculations for discontinued operations employ the same number of Common Shares and Non-Voting Shares as used in the income (loss) from continuing operations calculations.

The following tables present the reconciliations of the numerators and denominators of the basic and diluted per share computations for income before discontinued operations.

Years ended December 31 (millions)					                        2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations			                              $	 (227.1)      $  (138.8)
Deduct:
	Preference and preferred share dividends					            3.5 	    3.5
	Interest on convertible debentures						            6.8 	    7.0
---------------------------------------------------------------------------------------------------------------------------------
Basic and diluted Common Share and Non-Voting Share income (loss) from continuing operations  $	 (237.4)     $	 (149.3)
=================================================================================================================================
Years ended December 31 (millions)					                        2002		2001
---------------------------------------------------------------------------------------------------------------------------------

Basic total weighted average Common Shares and Non-Voting Shares outstanding		          317.9           294.2
Effect of dilutive securities
	Exercise of share options and warrants (a)						     - 		     -
---------------------------------------------------------------------------------------------------------------------------------
Diluted total weighted average Common Shares and Non-Voting Shares outstanding		          317.9           294.2
=================================================================================================================================
(a) Share options, in the amount of 0.9 for the year ended December 31,
2001, were excluded from the calculations, as they were anti-dilutive.

10. Share-Based Compensation
The Company applies the intrinsic value based method of accounting for share-based compensation awards granted to employees. Accordingly, no compensation cost is recorded in the accounts for its share option plans. For share options granted after 2001, disclosure of the impact on earnings and earnings per share as if the fair value based method of accounting for the share-based compensation had been applied is required. Such impact, using a weighted average fair value of $5.10 for options granted in 2002 would approximate the following pro forma amounts:

Year ended December 31 (millions except per share amounts)				                        2002
---------------------------------------------------------------------------------------------------------------------------------
Compensation cost							                                      $	    6.9
Net income (loss)
	As reported											      $	 (229.0)
	Pro forma											      $	 (235.9)
Net income (loss) per Common Share and Non-Voting Share
	Basic and diluted
		As reported										      $	   (0.75)
		Pro forma										      $	   (0.77)
---------------------------------------------------------------------------------------------------------------------------------

Due to the fact that only share options granted after 2001 are included, these pro forma disclosures are not likely to be representative of the effects on reported net income (loss) for future years.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes model with weighted average assumption for grants as follows:

Year ended December 31 							                                        2002
---------------------------------------------------------------------------------------------------------------------------------
Risk free interest rate								                                   4.9%
Expected lives (years)								                                   6.2
Expected volatility								                                    37%
Dividend rate								                                           3.8%
---------------------------------------------------------------------------------------------------------------------------------

Forfeitures of options are accounted for in the period of forfeiture.

11. Accounts Receivable
On July 26, 2002, TELUS Communications Inc. ("TCI"), a wholly-owned subsidiary of TELUS, entered into an agreement with an arm's-length securitization trust under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully-serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This "revolving-period" securitization agreement has an initial term ending July 18, 2007. TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the initial term.

On September 30, 2002, this securitization agreement was amended in order to make available for purchase by the securitization trust an interest in a certain class of TCI's trade receivables, which were previously of the type sold to a different arm's-length securitization trust under a prior securitization agreement dated November 20, 1997. During the third quarter of 2002, TCI delivered a notice of termination in respect of this prior securitization; collection and final remittances of the corresponding accounts receivable had been completed by September 27, 2002.

(millions)	                                                                                2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Total managed portfolio	                                                                      $	1,139.0       $	1,122.8
Securitized receivables		                                                                 (595.4)	 (158.2)
Retained interest in receivables sold (a)		                                           96.8 	    7.5
---------------------------------------------------------------------------------------------------------------------------------
Receivables held	                                                                      $	  640.4       $	  972.1
=================================================================================================================================
(a) Includes receivables sold pre and post adoption of AcG-12 (see Note 2(d)).

The Company recognized a loss of $3.7 million on the sale of receivables, arising from the 2002 securitization. The loss on sale of receivables is comprised of the discount on sale of receivables, the adjustment arising from the fair valuation of the Company's retained interest and servicing.

Cash flows from the 2002 securitization (see Note 2(d)) are as follows:

Years ended December 31 (millions)							                        2002
---------------------------------------------------------------------------------------------------------------------------------
Proceeds from new securitizations							                      $	  475.0
Proceeds from collections reinvested in revolving period securitizations				      $	1,419.7
Proceeds from collections pertaining to retained interest						      $	  281.5
---------------------------------------------------------------------------------------------------------------------------------

The key economic assumptions used to determine the loss on sale of receivables, the future cash flows and fair values attributed to the retained interest (see
Note 2(d)) are as follows:

Years ended December 31							                                        2002
---------------------------------------------------------------------------------------------------------------------------------
Expected credit losses as a percentage of accounts receivable sold					           2.4%
Weighted average life of the receivables sold (days)							            39
Effective annual discount rate								                           4.2%
Servicing								                                           1.0%
---------------------------------------------------------------------------------------------------------------------------------

Generally, the sold trade receivables do not experience prepayments.

At December 31, 2002, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10 per cent and 20 per cent changes in those assumptions are as follows:

					                                             Hypothetical change in assumptions (a)
($ in millions)			                                        2002		        10%		20%
---------------------------------------------------------------------------------------------------------------------------------
Carrying amount/fair value of future cash flows			     $	   96.8
Expected credit losses as a percentage of accounts receivable sold          1.8%	      $     1.1        $    2.1
Weighted average life of the receivables sold (days)			    39   	      $	     - 	       $    0.1
Effective annual discount rate				                    4.2%	      $	     - 	       $    0.1
---------------------------------------------------------------------------------------------------------------------------------
(a) These sensitivities are hypothetical and should be used with caution.
Favourable hypothetical changes in the assumptions result in an increased value, and unfavourable hypothetical changes in the assumptions result in a decreased value, of the retained interest in receivables sold. As the figures indicate, changes in fair value based on a 10 per cent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in change in another (for example, increases in market interest rates may result in increased credit losses), which might magnify or counteract the sensitivities.

12. Capital Assets, Net

                                                        	    Accumulated
								  Depreciation and
							Cost	    Amortization		  Net Book Value
---------------------------------------------------------------------------------------------------------------------------------
(millions)				                    					2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Property, plant, equipment and other
	Telecommunications assets		     $ 15,902.4     $	9,649.5 	     $	6,252.9      $	6,009.2
	Assets leased to customers		          416.3 	  338.8 		   77.5 	   95.9
	Buildings		                        1,514.9 	  678.9 		  836.0 	  779.6
	Office equipment and furniture		          841.9 	  561.1 		  280.8 	  261.2
	Assets under capital lease			   31.7 	   21.4 		   10.3 	   25.1
	Other		                                  383.6 	  239.6 		  144.0 	  127.8
	Land		                                   55.4 	     - 			   55.4 	   58.9
	Plant under construction		          341.6 	     - 			  341.6 	  512.9
	Materials and supplies		                   27.4 	     - 			   27.4 	   53.6
---------------------------------------------------------------------------------------------------------------------------------
		                                       19,515.2        11,489.3 		8,025.9         7,924.2
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
	Subscriber base					  362.9 	   51.3 		  311.6 	  333.8
	Software					1,079.8 	  479.5 		  600.3 	  553.8
	Access to rights-of-way and other		  110.8 	   24.2 		   86.6 	   92.5
---------------------------------------------------------------------------------------------------------------------------------
							1,553.5 	  555.0 		  998.5 	  980.1
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets with indefinite lives
	Spectrum licences (a)		                3,968.6 	1,018.5 		2,950.1 	3,855.5
---------------------------------------------------------------------------------------------------------------------------------
	                                             $ 25,037.3      $ 13,062.8 	     $ 11,974.5       $12,759.8
=================================================================================================================================
(a) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount (see Note 2(a)).

Included in capital expenditures for the year ended December 31, 2002, were additions of intangible assets subject to amortization of $350.3 million (2001
- $539.4 million).

13. Deferred Charges

(millions)											2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Recognized transitional pension assets and pension plan contributions in excess
  of charges to income									       $  367.9        $  276.9
Cost of issuing debt securities, less amortization	 					   53.4 	   68.7
Deferred hedging asset										  134.1 	  190.1
Deferred customer activation and installation costs (Note 1(c))					  100.3 	  122.5
Other												   69.6 	   27.0
---------------------------------------------------------------------------------------------------------------------------------
											       $  725.3        $  685.2
=================================================================================================================================

14. Goodwill
For the year ended December 31, 2002, goodwill additions arising from acquisitions (see Note 3) were $3.7 million (2001 - $242.5 million). For the year ended December 31, 2002, goodwill reductions arising primarily from discontinued operations (see Note 8) were $6.3 million (2001 - $4.4 million).

During 2002, the Company updated its estimate of the net income tax benefits that were obtained in the course of acquiring Clearnet Communications Inc. on October 19, 2000. This has resulted in an increase to the future income tax asset of $193.2 million, which has been recorded as a reduction of the unamortized balance of goodwill arising from the acquisition.

15. Short-Term Obligations

(millions)											2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Current maturities of long-term debt						              $	  190.3       $   145.4
Bank borrowings										             -		   49.5
Notes payable under commercial paper programs						             - 		   35.0
---------------------------------------------------------------------------------------------------------------------------------
 										              $	  190.3       $	  229.9
=================================================================================================================================

At December 31, 2002, the Company's available bilateral bank facilities totalled $74 million, of which $5 million was utilized in the form of outstanding undrawn letters of credit. Borrowings under bilateral bank facilities, at December 31, 2001, were comprised primarily of amounts borrowed by TELUS Communications (Quebec) Inc. and carried a weighted average interest rate of 3.5%.

Notes payable under commercial paper programs are unsecured. Outstanding notes payable under these programs, at December 31, 2001, carried a weighted average interest rate of 4.44%.

16. Long-Term Debt

(a) Details of Long-Term Debt

($ in millions)
	Series			Rate			Maturity				2002		2001
--------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Notes (b)
	 CA			  7.5%			June 2006			   $	1,569.7   $	1,589.1
	U.S.		 	  7.5%			June 2007				1,835.5		2,062.1
	U.S.			  8.0%			June 2011				3,026.6 	3,171.1
--------------------------------------------------------------------------------------------------------------------------------
												6,431.8		6,822.3
--------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Bank Facilities (c)			May 2004			 	  655.0 	  485.0
--------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Debentures (d)
	 1			12.00%			May 2010			  	   50.0 	   50.0
	 2			11.90%			November 2015				  125.0  	  125.0
	 3			10.65%			June 2021				  175.0 	  175.0
	 4			 9.15%			April 2002				     - 		    1.0
	 5			 9.65%			April 2022				  249.0 	  249.0
	 A			 9.50%			August 2004				  189.5 	  200.0
	 B			 8.80%			September 2025				  200.0 	  200.0
--------------------------------------------------------------------------------------------------------------------------------
												  988.5 	1,000.0
--------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Medium Term Note Debentures (e)
	96-3			 6.25%			February 2002				     - 		   20.0
	96-5			 7.25%			April 2002				     - 		   30.0
	96-6			 6.00%			January 2002				     - 		   25.0
	96-7			 6.125%			January 2002				     - 		   30.0
	96-9			 6.25%			August 2004				   20.0 	   20.0
	99-1			 6.40%			June 2003				  151.0 	  200.0
--------------------------------------------------------------------------------------------------------------------------------
												  171.0 	  325.0
--------------------------------------------------------------------------------------------------------------------------------
TELUS Communications (Quebec) Inc. First Mortgage Bonds	(f)
	 T			10.80%			March 2003				   30.0 	   30.0
	 U			11.50%			July 2010				   30.0 	   30.0
--------------------------------------------------------------------------------------------------------------------------------
												   60.0 	   60.0
--------------------------------------------------------------------------------------------------------------------------------
TELUS Communications (Quebec) Inc. Medium Term Notes (g)
	 1			 7.10%			February 2007				   70.0 	   70.0
--------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Senior Discount Notes (h)	                                 	    0.8             1.5
---------------------------------------------------------------------------------------------------------------------------------
Capital leases issued at varying rates of interest from 5.33% to 19.9% and maturing
  on various dates up to 2006 									   10.1	           24.8
--------------------------------------------------------------------------------------------------------------------------------
Other 												    0.5 	    8.2
--------------------------------------------------------------------------------------------------------------------------------
Total debt											8,387.7 	8,796.8
Less - current maturities									  190.3 	  145.4
--------------------------------------------------------------------------------------------------------------------------------
Long-term Debt										   $	8,197.4	   $	8,651.4
================================================================================================================================

(b) TELUS Corporation Notes
The notes are senior, unsecured and unsubordinated obligations of the Company and rank equally in right of payment with all existing and future unsecured, unsubordinated obligations of the Company and are senior in right of payment to all existing and future subordinated indebtedness of the Company, and are effectively subordinated to all existing and future obligations of, or guaranteed by, the Company's subsidiaries.

The indentures governing the notes contain certain covenants which, among other things, place limitations on the ability of TELUS and certain of its subsidiaries to: grant security in respect of indebtedness, enter into sale and lease-back transactions and incur new indebtedness.

 2006 (Canadian Dollar) Notes: In May 2001, the Company issued $1.6 billion Notes at a price of $992.30 per $1,000.00 of principal to the public. The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 nor more than 60 days' prior notice, at a redemption price equal to the greater of (a) the present value of the notes discounted at the Government of Canada yield plus 35 basis points, or (b) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

 2007 and 2011 (U.S. Dollar) Notes: In May 2001, the Company issued U.S.$1.3 billion 2007 Notes at a price of U.S.$995.06 per U.S.$1,000.00 of principal to the public and U.S.$2.0 billion 2011 Notes at a price of U.S.$994.78 per U.S.$1,000.00 of principal to the public. The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 nor more than 60 days' prior notice, at a redemption price equal to the greater of (a) the present value of the notes discounted at the Adjusted Treasury Rate plus 25 basis points in the case of the 2007 Notes and 30 basis points in the case of the 2011 Notes, or (b) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

 2007 and 2011 Cross Currency Interest Rate Swap Agreements: With respect to the 2007 and 2011 (U.S. Dollar) Notes, U.S.$3.1 billion (2001 - U.S.$3.3 billion) in aggregate, the Company entered into cross currency interest rate swap agreements which effectively convert the principal repayments and interest obligations to Canadian dollar obligations with effective fixed rates of 8.109% (2001 - 8.109%) and 8.493% (2001 - 8.494%), respectively. The counterparties of the swap agreements are highly rated financial institutions and the Company does not anticipate any non-performance. TELUS has not required collateral or other security from the counterparties due to its assessment of their creditworthiness (see Note 4).

As disclosed in Note 1(g), the Company translates items such as the U.S. Dollar notes into equivalent Canadian dollars at the rate of exchange in effect at the balance sheet date. The swap agreements, which at December 31, 2002, comprised a deferred hedging asset of $134.1 million (2001 - $190.1 million) (see Note
13), in addition to fixing the Company's effective interest rate, effectively fix the economic exchange rate of the U.S. Dollar notes at C$1.5374:U.S.$1.00 (2001 - C$1.5376:U.S.$1.00). The asset value of the swap agreements increases (decreases) when the balance sheet date exchange rate increases (decreases) the Canadian dollar equivalent of the U.S. Dollar notes.

 Repurchases: During the third quarter of 2002, the Company repurchased 2006 (Canadian Dollar) Notes, 2007 and 2011 (U.S. Dollar) Notes, with face values of $22.0 million, U.S.$133.5 million and U.S.$75.0 million, respectively. The gain on repurchasing these Notes and the gain on the corresponding amount of the 2007 and 2011 Cross Currency Interest Rate Swap Agreements terminated have been included as a component of financing costs (gain on redemption on long-term debt) (Note 6). Proceeds from the public issuance of Non-Voting Shares (Note 18(j)) in the third quarter of 2002 were, effectively, used to repurchase these Notes as well as TELUS Communications Inc. Debentures and TELUS Communications Inc. Medium Term Notes.

(c) TELUS Corporation Bank Facilities
TELUS Corporation's unsecured syndicated bank credit facilities at December 31, 2002, consisted of: i) a $1.5 billion (or the U.S. Dollar equivalent) revolving credit facility expiring on May 30, 2004, used for general corporate purposes, and ii) a 364-day facility with $800 million (or the U.S. Dollar equivalent) in available credit on a revolving basis until May 28, 2003, at which time it may be extended, given majority lender approval, for an additional 364-day revolving period or, if an extension is not granted, on a non-revolving basis for 364 days for any amounts outstanding at May 28, 2003. The 364-day facility may be used for general corporate purposes including the backstop of commercial paper issued by the Company or TELUS Communications Inc.

The $1.5 billion and the 364-day facilities bear interest at prime rate, U.S. Dollar Base Rate, Bankers' Acceptance rate or LIBOR, plus applicable margins.

Given the revolving nature of the $1.5 billion facility and the May 2004 maturity date, the $655 million (2001 - $485 million) drawn under this facility is classified as long-term debt. Outstanding undrawn letters of credit under the $1.5 billion facility at December 31, 2002, totalled $47.0 million and subsequent to year-end were increased to $101.8 million. The 364-day facility was undrawn at year-end and there were no outstanding undrawn letters of credit.

(d) TELUS Communications Inc. Debentures
The outstanding Series 1 through 5 debentures were issued by BC TEL,a predecessor corporation of TELUS Communications Inc., under a Trust Indenture dated May 31, 1990 and are non-redeemable.

The outstanding Series A Debentures and Series B Debentures were issued by AGT Limited, a predecessor corporation of TELUS Communications Inc., under a Trust Indenture dated August 24, 1994 and a supplemental trust indenture dated September 22, 1995 relating to Series B Debentures only. They are redeemable at the option of the Company, in whole at any time or in part from time to time, on not less than 30 days' notice at the Government of Canada Yield plus 15 basis points. During 1995 the Company terminated an interest rate swap contract relating to the Series A Debentures and realized a gain on early termination in the amount of $16.8 million which is being amortized and credited to interest expense over the remaining term of the Series A Debentures. The amortization of the gain resulted in an effective rate of interest on Series A Debentures in 2002 of 8.79% (2001 - 8.79%).

Pursuant to an amalgamation on January 1, 2001, all these Debentures became obligations of TELUS Communications Inc. The debentures are not secured by any mortgage, pledge or other charge and are governed by certain covenants including a negative pledge and a limitation on issues of additional debt subject to a debt to capitalization ratio and interest coverage test.

 Repurchases: During the second half of 2002, the Company repurchased TELUS Communications Inc. Debentures, due August 2004, with a face value of $10.5 million. The gain on repurchasing these Debentures has been included as a component of financing costs (gain on redemption on long-term debt) (Note 6). Proceeds from the public issuance of Non-Voting Shares (Note 18(j)) in the third quarter of 2002 were, effectively, used to repurchase some of these Debentures as well as TELUS Corporation Notes and TELUS Communications Inc. Medium Term Notes.

(e) TELUS Communications Inc. Medium Term Note Programs
At December 31, 2002, TELUS Communications Inc. had two series of extendible medium term notes outstanding. These unsecured notes were originally issued by BC TEL pursuant to a Trust Indenture dated May 31, 1990 and a supplement dated October 24, 1994. In June 2000, $200 million of 6.4% notes were issued that mature in June 2003, extendible to 2030 at the option of the holder. If extended, the coupon rate increases to 7.25%. At December 31, 2002, the remaining series of medium term notes, totaling $171 million, have maturities of $151 million in 2003 and $20 million in 2004. The $20 million note, which currently has a maturity date of August 2004, is extendible at the option of TELUS Communications Inc. on a periodic basis through 2007.

 Repurchases: During the third quarter of 2002, the Company repurchased TELUS Communications Inc. 6.4% Medium Term Notes with a face value of $49.0 million. The gain on repurchasing these Notes has been included as a component of financing costs (gain on redemption on long-term debt) (Note 6). Proceeds from the public issuance of Non-Voting Shares (Note 18(j)) in the third quarter of 2002 were, effectively, used to repurchase these Notes as well as TELUS Corporation Notes and TELUS Communications Inc. Debentures.

(f) TELUS Communications (Quebec) Inc. First Mortgage Bonds
The first mortgage bonds of all series are secured equally and rateably by an immovable hypothec and by a movable hypothec charging specifically certain immovable and movable property of the subsidiary TELUS Communications (Quebec) Inc., such as land, buildings, equipment, apparatus, telephone lines, rights-of-way and similar rights as well as by an hypothec on all of the movable and the immovable property, present and future of TELUS Communications (Quebec) Inc. The first mortgage bonds are not redeemable prior to maturity.

(g) TELUS Communications (Quebec) Inc. Medium Term Note Program
The medium term notes were issued under a trust indenture dated September 1, 1994 as supplemented from time to time, and are unsecured and not redeemable prior to maturity. New issues of medium term notes are subject to restrictions as to debt ratio and interest coverage.

(h) TELUS Communications Inc. Senior Discount Notes
In June 2001, the indentures governing the notes were amended by supplemental indentures pursuant to an Offer to Repay and Consent Solicitation. The effect of the supplemental indentures was to remove the limitations on business activities previously imposed by restrictive covenants. The Offer to Repay resulted in the redemption of approximately 99.9% of the four series of Senior Discount Notes.

In April 1999, Clearnet (which was acquired by the Company in 2000) entered into cross currency interest rate swap agreements which effectively converted principal repayments and interest obligations to Canadian dollar requirements with an effective fixed rate of approximately 9.9%. During 2001, these swap agreements were terminated, the security was released and a gain of $41.2 million was recognized (see Note 6).

During the third quarter of 2002, the 11.75% Senior Discount Notes, due 2007, were called for redemption and were redeemed. Pursuant to a corporate reorganization effected September 30, 2002, the outstanding Clearnet Inc. Senior Discount Notes, which mature in 2008 and 2009, became obligations of TELUS Communications Inc.

(i) Long-Term Maturities
Anticipated requirements to meet long-term debt repayments during each of the five years from December 31, 2002, are as follows:

(millions)
---------------------------------------------------------------------------------------------------------------------------------

        2003		                                                                        	      $   190.3
        2004			                                                                        	  867.0
        2005			                                                                                     -
        2006			                                                                        	1,578.0
        2007			                                                                        	1,868.2


17. Other Long-Term Liabilities
(millions)											2002	        2001
--------------------------------------------------------------------------------------------------------------------------------
Deferred gain on sale-leaseback of buildings						      $	  111.1       $   121.4
Pension and other post-retirement liabilities							  149.7           139.1
Deferred customer activation and installation fees (Note 1(c))					  100.3 	  122.5
Other												   44.2 	   49.6
---------------------------------------------------------------------------------------------------------------------------------
											      $	  405.3       $   432.6
=================================================================================================================================

18. Common Equity

(a)  Details of Shareholders' Equity

($ in millions except per share amounts)                                                	2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Convertible debentures (b)							             $	  148.5      $    147.4
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Preference Shares and Preferred Shares
  Authorized				           Amount
    Non-voting first preferred shares 	            Unlimited
	                                                              Redemption
	Issued	                                                      Premium (a)
	Cumulative
	 $6.00	Preference			        8,090		   10.0%		    0.8 	    0.8
	 $4.375	Preferred			       53,000		    4.0%		    5.3 	    5.3
	 $4.50	Preferred			       47,500		    4.0%		    4.8 	    4.8
	 $4.75	Preferred			       71,250		    5.0%		    7.1 	    7.1
	 $4.75	Preferred (Series 1956)		       71,250		    4.0%		    7.1 	    7.1
	 $5.15	Preferred			      114,700		    5.0%		   11.5 	   11.5
	 $5.75	Preferred			       96,400		    4.0%		    9.6 	    9.6
	 $6.00	Preferred			       42,750		    5.0%		    4.3 	    4.3
	 $1.21 	Preferred 			      768,400		    4.0%		   19.2 	   19.2
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                   69.7 	   69.7
---------------------------------------------------------------------------------------------------------------------------------
Common equity
   Shares
     Authorized	                                  Amount
       Common Shares	                        1,000,000,000
       Non-Voting Shares	                1,000,000,000
       First Preferred Shares                   1,000,000,000
       Second Preferred Shares	                1,000,000,000
   Issued
       Common Shares (c)		                                                        2,275.1 	2,186.4
       Non-Voting Shares (c)		                                                        3,243.2 	2,861.4
   Options and warrants (d),(e)		                                                           56.8 	   57.6
   Accrual for shares issuable under channel stock incentive plan (f) and other		            1.5 	     -
   Retained earnings	                                                  	                  630.4 	1,654.8
   Contributed surplus		                                                                    7.4 	    7.4
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                6,214.4 	6,767.6
---------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity	                                                             $	6,432.6      $	6,984.7
=================================================================================================================================
(a) The Company has the right to redeem the Preference and Preferred shares upon giving three months' previous notice.

(b) Convertible Debentures
The 6.75% convertible debentures are unsecured, subordinated obligations of the Company which mature on June 15, 2010, and are convertible at the holders' option into Non-Voting Shares of the Company at a rate reflecting a share price of $39.73. The convertible debentures are not redeemable prior to June 15, 2003. Redemption in the period from June 15, 2003 through June 15, 2005, is allowed provided that the average trading price of Non-Voting Shares for a defined period exceeds 125% of the conversion price.

The holders' conversion option is valued using the residual value approach. As the Company has the unrestricted ability to settle the interest, principal and redemption payments through the issuance of Non-Voting Shares, the convertible debentures have been classified as equity. Accordingly, the principal amount is included in Shareholders' Equity on the Consolidated Balance Sheets. Interest payments, net of income taxes, are classified as dividends and charged directly to retained earnings.

(c) Changes in Common Shares and Non-Voting Shares

Years ended December 31 					2002					2001
---------------------------------------------------------------------------------------------------------------------------------
						      Number of 	Amount 		      Number of 	Amount
						       shares	      (millions)               shares         (millions)
---------------------------------------------------------------------------------------------------------------------------------
Common Shares
  Beginning of period		                   181,386,310 	     $	2,186.4 	   178,016,680 	     $	2,091.2
  Exercise of share options (d)		                77,937 	            1.7 	       125,012 		    2.9
  Exercise of pre-emptive rights (g)		       596,993 		   13.3 	       597,023 		   18.6
  Employees' purchase of shares (h)		     4,806,260 		   68.1 	     2,391,569 		   66.8
  Dividends reinvested in shares		       404,494 		    5.6 	       256,026 		    6.9
---------------------------------------------------------------------------------------------------------------------------------
  End of period		                           187,271,994 	     $	2,275.1 	   181,386,310 	     $	2,186.4
=================================================================================================================================
Non-Voting Shares
  Beginning of period		                   120,840,391 	     $	2,861.4 	   109,052,713 	     $	2,537.1
  Exercise of share options (d)		                30,511 		    0.7 	       304,268 		   10.8
  Exercise of warrants (e) 		                28,667 		    1.1 	       124,168 		    4.6
  Channel stock incentive plan (f)		        26,950 		    0.3 		     - 		      -
  Exercise of pre-emptive rights (g)		            - 		     - 			26,378 		    0.8
  Shares issued on acquisition of Clearnet		    - 		     - 		       989,451 		   36.6
  Other acquisitions and other (i)		       (25,288)		   (0.9)	     6,512,898 		  187.1
  Public issuance of shares (j)		            34,250,000 		  327.8 		     - 		      -
  Dividend Reinvestment and Share Purchase Plan (k)
       Dividends reinvested in shares		     3,112,647 		   51.1 	     3,770,886 	           83.0
       Optional cash payments		               144,053 		    1.7 	        59,629 		    1.4
---------------------------------------------------------------------------------------------------------------------------------
  End of period		                           158,407,931 	     $	3,243.2 	   120,840,391 	     $	2,861.4
=================================================================================================================================

(d) Share Option Plans
The Company has a number of share option plans under which directors, officers and other employees receive options to purchase Common Shares and/or Non-Voting Shares at a price equal to the fair market value at the date of grant. Options granted under the plans may be exercised over specific periods not to exceed 10 years from the date of grant. At December 31, 2002, 25,824,684 (2001 - 26,571,268) shares are reserved for issuance under the share option plans.

The following is a summary of activity related to the Company's share options plans for the years ended December 31, 2002, and 2001.

 							       2002					2001
---------------------------------------------------------------------------------------------------------------------------------
	                                              Number of         Weighted average        Number of      Weighted average
						      shares	        option price	        shares	       option price
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of period		    19,668,368 	     $     29.11 	      7,670,515 	  $   28.50
Granted		                                     7,000,720 		   17.19 	     12,820,759 	      29.20
Exercised		                              (108,448)		   20.56 	       (429,280)	      17.15
Forfeited		                            (1,827,553)		   31.17 	       (337,707)	      32.49
Expired	                                               (43,227)		   34.82 	        (55,919)	      38.31
---------------------------------------------------------------------------------------------------------------------------------
 Outstanding, end of period		            24,689,860 		   25.60 	    19,668,368 		   29.11
=================================================================================================================================

The following is an option price stratification of the Company's share options outstanding as at December 31, 2002.



					Options outstanding		                            Options exercisable
			----------------------------------------------------------------	---------------------------------
						Weighted average	Weighted average			Weighted
 			   Number		remaining 	 	 option price		Number		average option
Range of option prices	   of shares		contractual life				of shares	price
---------------------------------------------------------------------------------------------------------------------------------

    $   4.43 -  5.95	    122,647 	  	5.9 years 	      $     5.92 	       122,647       $	    5.92
	6.81 - 10.01	    439,459 	  	4.2 years 		    7.95 	       347,359 		    7.82
       10.51 - 15.37	  1,219,627 	  	6.7 years 		   13.05 	     1,003,087 	           13.03
       15.98 - 23.31	  6,053,294 	 	7.9 years 		   16.51 	       381,370 	           20.84
       24.00 - 35.90	 14,373,989 	  	8.1 years 		   28.79 	     4,300,058 	           29.13
       36.78 - 47.79	  2,480,844 	 	6.8 years 		   39.61 	     1,187,327 	           40.61
---------------------------------------------------------------------------------------------------------------------------------
		         24,689,860 						     	     7,341,848
=================================================================================================================================

(e) Warrants
Under the terms of the arrangement to acquire Clearnet, effective January 18, 2001, TELUS Corporation exchanged the warrants held by former Clearnet warrant holders. Each warrant entitles the holder to purchase a non-voting share at a price of U.S.$10.00 per share until September 15, 2005. Proceeds arising from the exercise of the warrants are credited to share capital. At December 31, 2002, 779,434 (2001 - 779,434) warrants remained outstanding.

(f) Channel Stock Incentive Plan
The Company initiated the Plan to increase sales of various products and services by providing additional performance-based compensation in the form of Non-Voting Shares. The Company has reserved 273,050 (2001 - 300,000) shares for issuance under the Plan. As at December 31, 2002, shares earned, but not yet issued, are accrued as a component of Common Equity.

(g) Pre-Emptive Rights
Verizon Communications Inc., a significant shareholder, has the right to acquire, from Treasury, its pro rata share of any issue by the Company of Common Shares and Non-Voting Shares, other than by way of grant of share options.

(h) Employee Share Purchase Plan
The Company has an employee share purchase plan under which eligible employees can purchase Common Shares through regular payroll deductions by contributing between 1% and 6% of pay. The Company contributes two dollars for every five dollars contributed by an employee. The Company records its contributions as a component of operating expenses. During 2002, the Company contributed $23.9 million (2001 - $22.2 million) to this plan. Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to February 2001, when the issuance of shares from Treasury commenced, all Common Shares issued to employees under the plan were purchased on the market at normal trading prices.

(i) Other Acquisitions and Other
During 2001, the Company issued Non-Voting Shares as partial consideration for acquisitions made during the year. Some of these Non-Voting Shares, which were held in an escrow account, represented contingent consideration that met the requirements for recording as capital at the time of the acquisition. The excess of the amount of contingent consideration over the amount actually earned has been recorded as a reduction of Non-Voting Share capital.

(j) Public Issuance of Non-Voting Shares
In the third quarter of 2002, the Company sold 34,250,000 Non-Voting Shares by way of a public offering in Canada and the United States at a price of $9.85 per share. Proceeds of $337.4 million were reduced by costs of issue of $14.5 million; less related future income taxes of $4.9 million.

(k) Dividend Reinvestment and Share Purchase Plan
The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible shareholders may acquire Non-Voting Shares through the reinvestment of dividends and additional optional cash payments. Excluding Non-Voting Shares purchased by way of additional optional cash payments, at the Company's discretion it may offer the Non-Voting Shares at up to a 5% discount from the market price. Shares purchased through optional cash payments are subject to a minimum investment of $100 and a maximum investment of $20,000 per calendar year. Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to July 1, 2001, when the acquisition of shares from Treasury commenced, all Non-Voting Shares were acquired on the market at normal trading prices.

19.  Commitments and Contingent Liabilities
(a) CRTC Decisions 2002-34 and 2002-43 Deferral Accounts
On May 30, 2002, and on July 31, 2002, the CRTC issued Decision 2002-34 and 2002-43, respectively, and introduced the concept of a deferral account (see
Note 1(c)). The Company records a liability ($23 million as of December 31,
2002) to the extent that activities it has undertaken, other qualifying events and realized rate reductions for Competitor Services do not extinguish it. Management is required to make estimates and assumptions in respect of the offsetting nature of these items. If the CRTC, upon its annual review of the Company's deferral account, disagrees with management's estimates and assumptions, the CRTC may adjust the deferral account balance and such adjustment may be material.

(b) Operational Efficiency Program Initiatives
As disclosed in Note 5, the Company estimates that an additional restructuring amount of approximately $20 million is expected to be recorded in 2003 in respect of the OEP for items that were not eligible to be recorded in 2002.

(c) Capital Expenditure Commitments
The Company estimates expenditures for capital asset purchases to be $1,500 million in 2003. Substantial purchase commitments have been made in connection with these capital assets as at December 31, 2002.

(d) Leases
The Company occupies leased premises in various centres and has land, buildings and equipment under operating leases. As a result of the consolidation of leased premises arising from the Operational Efficiency Program (see Note 5), some of the leased building premises were sub-let. At December 31, 2002, the future minimum lease payments under capital leases and operating leases (including occupancy costs where applicable), and future receipts from building operating sub-leases, were:

								         Capital
                        					         Leases				   Operating Leases
(millions)							        Payments		       Payments		Receipts
---------------------------------------------------------------------------------------------------------------------------------
2003							             $      8.9 	       	      $	  157.7       $     2.6
2004								            1.6 		          140.8 	    2.9
2005								             - 			          121.4 	    1.0
2006								             - 			          104.6 	    0.8
2007								             - 			           96.4 	     -
---------------------------------------------------------------------------------------------------------------------------------
Total future minimum lease payments				           10.5
Less imputed interest						            0.4
---------------------------------------------------------------------------------------------------------------------------------
Capital lease liability					             $     10.1
=================================================================================================================================

(e) Verizon Communications Inc. Agreement
Effective 2001, the Company has entered into an agreement with Verizon Communications Inc., a significant shareholder, with respect to acquiring certain rights to Verizon's software, technology, services and other benefits, thereby replacing and amending a previous agreement between the Company and GTE Corporation. The agreement is renewable annually at the Company's sole option up to December 31, 2008, and it has been renewed for 2003. Assuming renewal through to 2008, the total commitment under the agreement is U.S.$122 million for the period 2003 to 2008 and the current contractual obligation for 2003, none of which is capital in nature, is U.S.$20 million (see Note 24).

(f) Labour Negotiations
In 2000, TELUS commenced collective bargaining with the Telecommunications Workers Union for a new collective agreement replacing the legacy agreements from BC TEL and Alberta-based TELUS. Following the Clearnet acquisition and subsequent transactions, the Mobility business assumed responsibility for separate negotiations for its unionized operations in British Columbia and Alberta. This is the first round of collective bargaining since the merger of BC TELECOM and TELUS Alberta and the Company's aim is to replace the multiple legacy collective agreements with a single collective agreement for the new bargaining unit.

During the fourth quarter of 2002, the Company's application to the Federal Minister of Labour, as provided for under the Canada Labour Code, requesting the appointment of a federal conciliator was granted. The Company and the Union have mutually agreed to extend conciliation and this process can take a number of months. While the conciliation process is underway, a strike or lock out is prohibited by the Canada Labour Code. Should a new collective agreement not be reached, there is the risk of a labour disruption. As a labour disruption could occur in multiple forms, the operational and financial impacts of a labour disruption on the Company are not practicably determinable currently.

(g) Subsidiary Non-Controlling Shareholders Agreement
During 2002, the Company entered into an agreement with the non-controlling shareholders of a subsidiary that gives the non-controlling shareholders the right to sell their interests in the subsidiary to the Company, after November 15, 2007, using a predetermined formula to determine the price. The agreement also gives the Company the right to buy the non-controlling shareholders' interests in the subsidiary, after November 15, 2005, using a similar predetermined formula to determine the price. The exercise of either the non-controlling shareholders' put option or the Company's call option may result in a material expenditure by the Company.

(h) Claims and Lawsuits
A number of claims and lawsuits seeking unspecified damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position.

20. Net Change in Non-Cash Working Capital
(a) Continuing Operations:

Years ended December 31 (millions)
												2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Accounts receivable									      $	  331.7       $	  (85.9)
Income and other taxes receivable								 (126.9)	   (0.9)
Inventories											   21.8 	   33.1
Prepaid expenses and other									   11.1 	   14.5
Accounts payable and accrued liabilities							   32.7		    8.6
Advance billings and customer deposits								   19.5 	   45.7
Employer contributions to employee defined benefit plans					  (76.7)	  (49.0)
Other												     - 		   11.3
---------------------------------------------------------------------------------------------------------------------------------
											      $	  213.2       $   (22.6)
=================================================================================================================================
(b) Discontinued Operations:
Years ended December 31 (millions)								2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Operating cash flow 									      $	   (1.9)      $	 (129.7)
Accounts receivable and other									   (4.1)	  117.5
Accounts payable and accrued liabilities 							    1.7 	  (22.7)
---------------------------------------------------------------------------------------------------------------------------------

											      $	   (4.3)      $	  (34.9)
=================================================================================================================================

21. Sale of Property and Investments
During 2001, the Company sold a portion of a cross-Canada fibre asset installation, which TELUS had recently completed construction of. Concurrently, TELUS purchased fibre asset installations for use in its own network infrastructure in the U.S. and Eastern Canada from the same third party. The fair market value of the assets involved was $73.5 million resulting in a gain on sale of $24.5 million, which was included in the Consolidated Income Statements as "Other expense (income), net".

During 2001, the Company disposed of certain selected, non-strategic properties including various office buildings in Vancouver, Edmonton and Calgary under the terms of sale-leaseback transactions. The pre-tax gain of $76.9 million, on total proceeds of $228.4 million, has been deferred and will be amortized over the various terms of the leases.

22. Employee Benefits
The Company has a number of defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to most of its employees. Other benefit plans include healthcare costs related to TELUS Quebec Inc.

Certain employees are covered by a union-sponsored multi-employer pension plan. Contributions are determined in accordance with provisions of negotiated labour contracts and are generally based on employee gross earnings.

At December 31, 2002, shares of TELUS Corporation, combined with shares of Verizon Communications Inc., a significant shareholder, accounted for less than 1% of the assets held in the pension and other benefit trusts administered by the Company.

Information concerning the Company's defined benefit plans, in aggregate, is as follows:

							Pension Benefit Plans			Other Benefit Plans
(millions)	                                        2002		2001		        2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Accrued benefit obligation:
  Balance at beginning of year			     $	4,400.5      $	4,057.9 	     $	   61.3      $	   55.0
  Current service cost					  114.2 	  105.0 		    4.5 	    4.0
  Interest cost						  296.2 	  281.8 		    7.5 	    5.7
  Benefits paid						 (195.7)	 (194.2)		   (4.8)	   (4.8)
  Early retirement benefits (a)		                    9.4 	     - 			     - 		     -
  Impact of voluntary departure incentive program	  (35.0)	     - 			     - 		     -
  Actuarial loss (gain)					   (5.9)	  143.7 		   (1.2)	    1.4
  Plan amendments					    2.0 	    6.3 		     - 		     -
---------------------------------------------------------------------------------------------------------------------------------
  Balance at end of year			        4,585.7 	4,400.5 		   67.3 	   61.3
---------------------------------------------------------------------------------------------------------------------------------
Plan assets:
  Fair value at beginning of year			4,739.0 	4,834.3 		   45.7 	   42.8
  Annual return on plan assets				(144.3)		   12.4 		    3.4 	    3.2
  Employer contributions				  68.2 		   44.5 		    8.5 	    4.5
  Employees' contributions				  39.6 		   42.0 		     - 		     -
  Benefits paid						(195.7)		 (194.2)		   (4.8)	   (4.8)
---------------------------------------------------------------------------------------------------------------------------------
  Fair value at end of year				4,506.8 	4,739.0 		   52.8 	   45.7
---------------------------------------------------------------------------------------------------------------------------------
Funded status - plan surplus (deficit)			  (78.9)	  338.5 		  (14.5)	  (15.6)
Unamortized net actuarial loss (gain)			  806.7 	  330.8 		  (20.0)	  (20.6)
Unamortized past service costs				    7.9 	    6.3 		     - 		     -
Unamortized transitional obligation (asset)		 (412.4)	 (457.2)		    5.6 	    6.4
---------------------------------------------------------------------------------------------------------------------------------
Accrued benefit asset (liability)			  323.3 	  218.4 		  (28.9)	  (29.8)
Valuation allowance					  (76.2)	  (50.8)		     - 		     -
---------------------------------------------------------------------------------------------------------------------------------
Accrued benefit asset (liability), net of            $	  247.1 	$ 167.6 	     $	  (28.9)     $	  (29.8)
  valuation allowance
=================================================================================================================================
(a) A component of the Company's Operational Efficiency Program (see Note 5)
was early retirement incentives. The early retirement incentives allowed qualifying employees the opportunity to retire with a normal pension earlier than they otherwise would have.

The accrued benefit asset (liability), net of valuation allowance, is reflected in the Consolidated Balance Sheets as follows:

(millions)											2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Pension benefit plans								             $	  247.1      $	  167.6
Other benefit plans									          (28.9)	  (29.8)
---------------------------------------------------------------------------------------------------------------------------------
										             $	  218.2      $	  137.8
=================================================================================================================================
Presented on the Consolidated Balance Sheets as:
  Deferred charges (Note 13)						             	     $	  367.9      $	  276.9
  Other long-term liabilities (Note 17)						         	 (149.7)         (139.1)
---------------------------------------------------------------------------------------------------------------------------------
										             $	  218.2      $	  137.8
=================================================================================================================================

Included in the above accrued benefit obligations at year-end are the following amounts in respect of plans that are not funded:

							Pension Benefit Plans		        Other Benefit Plans
(millions)						2002		2001		        2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Accrued benefit obligation			     $	  148.8      $	  137.1 	     $	   25.2      $	   21.3
=================================================================================================================================

At December 31, 2002, undrawn Letters of Credit secured certain of the unfunded pension benefit plans (see Note 16(c)). At December 31, 2001, a Standby Letter of Credit Facility secured certain of the unfunded pension benefit plans.

The significant weighted average actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows:

							Pension Benefit Plans			Other Benefit Plans
							2002		2001			2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Discount rate
	For the year ended December 31		           6.75%	   6.98%		   6.75%	   6.93%
	As at December 31			           6.75%	   6.75%		   5.65%	   6.75%
Expected long-term rate of return on plan assets
	For the year ended December 31		           7.77%	   7.94%		   7.75%	   8.00%
	As at December 31			           7.48%	   7.71%		   7.50%	   7.75%
Rate of future increases in compensation
	For the year ended December 31		           4.25%	   4.25%		    -		    -
	As at December 31			           3.80%	   4.25%		    -		    -
---------------------------------------------------------------------------------------------------------------------------------

2002 sensitivity of key assumptions	                 Pension Benefit Plans		         Other Benefit Plans
---------------------------------------------------------------------------------------------------------------------------------

 (millions)					        Change in 	Change in 	        Change in 	Change in
							obligation	expense		        obligation	expense
---------------------------------------------------------------------------------------------------------------------------------
Impact of hypothetical 0.25% change (a) in:
  Discount rate					      $	 151.6       $	  10.7 	     	      $    1.1        $	   0.2
  Expected long-term rate of return on plan assets		     $	  11.7 		      		      $	   0.1
  Rate of future increases in compensation	      $	  27.9       $	   3.7 	    	      $	     - 	      $	    -
---------------------------------------------------------------------------------------------------------------------------------
(a) These sensitivities are hypothetical and should be used with caution.
Favourable hypothetical changes in the assumptions result in decreased amounts, and unfavourable hypothetical changes in the assumptions result in increased amounts, of the obligations and expenses. Changes in amounts based on a 0.25 per cent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. Also, in this table, the effect of a variation in a particular assumption on the change in obligation or change in expense is calculated without changing any other assumption; in reality, changes in one factor may result in change in another (for example, increases in discount rates may result in increased expectations about the long-term rate of return on plan assets), which might magnify or counteract the sensitivities.

The Company's health benefit costs for hospital rooms and medication were estimated to increase with an annual rate of 8% (2001 - 9%), decreasing to an annual growth rate of 5% (2001 - 5%); all other health benefit costs were estimated to increase at an annual rate of 5% (2001 - 5%).

The Company's net defined benefit plan expense was as follows:

							Pension Benefit Plans			Other Benefit Plans
(millions)						2002		2001			2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Current service cost				     $	   73.9      $	   63.0 	     $	     4.5     $	    4.0
Interest cost						  296.2 	  281.8 		     7.5            5.7
Expected return on plan assets				 (362.6)	 (379.7)		    (3.3)	   (3.2)
Amortization of past service costs			     - 	            0.2 		      - 	     -
Amortization of actuarial gain				   (0.1)	   (1.0)		    (1.8)	   (2.1)
Valuation allowance provided against accrued 	           25.4 	   26.1 		      -
  benefit asset
Amortization of transitional obligation (asset)		  (44.8)	  (44.7)		     0.8 	    0.8
---------------------------------------------------------------------------------------------------------------------------------

Net periodic expense (recovery)				  (12.0)	  (54.3)	            7.7 	    5.2
Early retirement benefits (a)				    5.4 	     - 			     - 		     -
---------------------------------------------------------------------------------------------------------------------------------

						     $	  (6.6)	     $    (54.3)	     $	    7.7      $	    5.2
=================================================================================================================================
 (a) A component of the Company's Operational Efficiency Program (see Note 5)
was early retirement incentives. The early retirement incentives allowed qualifying employees the opportunity to retire with a normal pension earlier than they otherwise would have. The benefits expense has been included in the
Consolidated Statements of Income as "Restructuring and workforce reduction costs".

The Company's total defined contribution pension plans expense was as follows:

Years ended December 31 (millions)								2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Multi-employer pension plan contributions
	Regular benefits (a)								     $	   50.2      $	    53.6
	Early retirement benefits (b)								   65.7 	      -
---------------------------------------------------------------------------------------------------------------------------------
												  115.9 	    53.6
Other defined contribution pension plan								    4.4 	     1.9
---------------------------------------------------------------------------------------------------------------------------------
											     $	  120.3      $	    55.5
=================================================================================================================================
(a) Regular benefits include other benefit plan amounts of $NIL (2001 - $3.7).
(b) A component of the Company's Operational Efficiency Program (see Note 5)
was an early retirement program, the ERIP. The ERIP allowed qualifying employees the opportunity to retire with a normal pension earlier than they otherwise would have. The early retirement benefits expense has been included in the Consolidated Statements of Income as "Restructuring and workforce reduction costs".

23. Segmented Information
The Company's reportable segments, which are used to manage the business, are Communications and Mobility. Communications includes: voice local, voice long distance, data and other telecommunication services excluding wireless; Mobility includes: cellular and paging services. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, and the distribution channels used. The accounting policies used for segmented reporting are the same as described in Note 1. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

Years ended
December 31	            Communications		  Mobility		   Eliminations		      Consolidated
(millions)	          2002	       2001	     2002	  2001	        2002	     2001	   2002	   	2001
---------------------------------------------------------------------------------------------------------------------------------
External revenue	$ 4,989.3    $ 5,272.0     $ 2,017.4 	$ 1,808.5     $	     - 	   $	  - 	 $ 7,006.7    $ 7,080.5
Inter-segment revenue	     95.3         87.5 	 	17.5 	     17.4 	 (112.8)      (104.9)	        - 	     -
---------------------------------------------------------------------------------------------------------------------------------
Total operating revenue	  5,084.6      5,359.5       2,034.9 	  1,825.9 	 (112.8)      (104.9)	   7,006.7      7,080.5
Operations expenses	  3,100.8      3,185.7       1,500.1 	  1,470.1 	 (112.8)      (104.9)	   4,488.1      4,550.9
---------------------------------------------------------------------------------------------------------------------------------
EBITDA (a)	        $ 1,983.8    $ 2,173.8     $   534.8 	$   355.8     $	     - 	   $  	  - 	 $ 2,518.6    $ 2,529.6
=================================================================================================================================
Capital expenditures    $ 1,238.2    $ 1,605.8     $   455.1 	$   643.6     $	     - 	   $	  - 	 $ 1,693.3    $ 2,249.4
Purchase of spectrum	       - 	    - 	         4.6 	    355.9            - 		  -            4.6 	  355.9
---------------------------------------------------------------------------------------------------------------------------------
CAPEX (b)	        $ 1,238.2    $ 1,605.8     $   459.7 	$   999.5     $	     - 	   $	  - 	 $ 1,697.9    $ 2,605.3
=================================================================================================================================
EBITDA less CAPEX       $   745.6    $	 568.0     $	75.1 	$  (643.7)    $	     - 	   $	  -   	 $   820.7    $	  (75.7)
=================================================================================================================================
(a) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")
is defined as operating revenues less operations expense and, as defined, excludes restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with debt covenants.
(b) Total capital expenditures ("CAPEX") are the sum of capital expenditures and purchases of spectrum.

24. Related Party Transactions
In 2001, the Company entered into an agreement with Verizon Communications Inc. ("Verizon"), a significant shareholder, with respect to acquiring certain rights to Verizon's software, technology, services and other benefits, thereby replacing and amending a previous agreement between the Company and GTE Corporation. The agreement is renewable annually at the Company's sole option up to December 31, 2008, and it has been renewed for 2003. As of December 31, 2002, $312.1 million of specified software licences and a trade mark licence have been acquired and recorded as capital and other assets. These assets are valued at fair market value at the date of acquisition as determined by an arm's-length party's appraisal. Assuming renewal through to 2008, the total commitment under the new agreement is U.S.$377 million for the period 2001 to 2008 and the commitment remaining after December 31, 2002 is U.S.$122 million. In addition, in the normal course of operations and on market terms and conditions, ongoing services and other benefits have been received and expensed; the Company owed Verizon, on a net basis and including dividends payable, $75.4 million at December 31, 2002 (2001 - $90.5 million).

Years ended December 31 (millions)								2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Verizon agreement
  Specified software licences and trademark licence acquired and recorded as capital        $     112.8      $	  199.3
  and other
  Ongoing services and benefits expensed						    $      43.9      $	   68.5
Sale to Verizon (Verizon customers'usage of TELUS' telecommunication infrastructure         $      40.2      $	   32.2
  and other)
Purchases from Verizon (TELUS customers' usage of Verizon's telecommunication		    $      31.5      $	   30.3
  infrastructure and other)
---------------------------------------------------------------------------------------------------------------------------------

The Company purchased the former QuebecTel Group from Verizon, as further described in Note 4. In 2001, the Company sold substantially all of its directory businesses to a subsidiary of Verizon as further described in Note 8.

In common with, and on the same basis as, other shareholders of the Company, Verizon is eligible to participate in the Company's Dividend Reinvestment and Share Purchase Plan (see Note 18(k)). The following table presents a summarization of the Company's dividend transactions with Verizon, which are included elsewhere in these financial statements in similarly captioned line item amounts.

Years ended December 31 (millions)								2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Declared dividends attributable to Verizon's shareholdings
  - to be paid in cash									     $	   31.6      $	   22.1
  - to be reinvested in Treasury shares								   12.3 	   57.3
---------------------------------------------------------------------------------------------------------------------------------
 												   43.9 	   79.4
---------------------------------------------------------------------------------------------------------------------------------
Cash payments											   21.0 	   44.2
Reinvested in Treasury shares									   22.6 	   46.6
---------------------------------------------------------------------------------------------------------------------------------
 												   43.6 	   90.8
---------------------------------------------------------------------------------------------------------------------------------
Change in dividends payable to Verizon								    0.3 	  (11.4)
Dividends payable to Verizon, beginning of period						   10.7 	   22.1
---------------------------------------------------------------------------------------------------------------------------------
Dividends payable to Verizon, end of period						     $	   11.0      $     10.7
=================================================================================================================================

As disclosed in Note 18(g), Verizon has the right to acquire, from Treasury, its pro rata share of any issue by the Company of Common Shares and Non-Voting Shares, other than by way of grant of share options; during both 2002 and 2001 Verizon has exercised this right.

25. Differences Between Canadian and United States Generally Accepted Accounting Principles
The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:

Years ended December 31 (millions)								2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) from continuing operations in accordance with Canadian GAAP		     $	 (227.1)     $	 (138.8)
Adjustments:
  Decrease in depreciation expense (b)								   35.8     	   35.8
  Decrease in interest expense (c)						                    9.6 	   37.4
  Amortization of intangible assets (d)						                  (81.8)	 (119.6)
  Goodwill amortization (e)						                             - 		  (20.2)
  Asset impairment - decrease in depreciation (f)					           72.1 	   72.1
  Change in future employee benefits (g)						          (16.9)	  (16.9)
  Amortization of additional goodwill - Clearnet purchase (h)			                     - 		   (6.6)
  Interest on convertible debentures (i)						           (6.8)	   (7.0)
  Accounting for derivatives (j)						                    1.3 	   (1.6)
  Taxes on the above adjustments						                   (8.6)	   (6.0)
  Revaluation of deferred income tax assets and liabilities (k)		                     	     - 		  337.5
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) from continuing operations in accordance with U.S. GAAP (l)			 (222.4)	  166.1
Discontinued operations						                                   (1.9)	  592.3
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) before effect of change in accounting principle			                 (224.3)	  758.4
Effect of change in accounting principles for intangible assets and goodwill (m)               (1,701.6)	     -
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) in accordance with U.S. GAAP						       (1,925.9)	  758.4
Other comprehensive income (loss) (j) (o)						           40.9 	  (19.9)
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss) in accordance with U.S. GAAP 		                     $ (1,885.0)     $	  738.5
=================================================================================================================================
Income (loss) per share under U.S. GAAP (basic and diluted):
  Continuing operations					                             	     $	   (0.72)    $	    0.55
  Discontinued operations						                             - 		    2.02
---------------------------------------------------------------------------------------------------------------------------------
Before effect of change in accounting principles for intangible assets and goodwill        	   (0.72)	    2.57
Effect of change in accounting principles for intangible assets and goodwill		   	   (5.35)	     -
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)					                                     $	   (6.07)    $	    2.57
=================================================================================================================================

The following is a restatement of major balance sheet categories to reflect the application of U.S. GAAP:

As at December 31 (millions)									2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Current assets										     $	1,173.2       $ 1,442.6
Capital assets
  Property, plant, equipment and other							        7,926.0 	7,716.3
  Intangible assets subject to amortization						        2,901.6 	2,965.1
  Intangible assets with indefinite lives (m)						        2,950.1 	5,555.1
Goodwill											3,543.2 	3,739.5
Deferred income taxes										1,174.7 	1,072.1
Other assets											  979.9 	  798.0
---------------------------------------------------------------------------------------------------------------------------------
 											     $	20,648.7     $ 23,288.7
=================================================================================================================================
Current liabilities									     $	2,181.0      $  1,862.4
Long-term debt										        8,364.9 	8,827.4
Other long-term liabilities								          499.7 	  432.6
Deferred income taxes									        1,655.1 	2,614.3
Non-controlling interest								           11.2       	    8.0
Shareholders' equity									        7,936.8 	9,544.0
---------------------------------------------------------------------------------------------------------------------------------
 											     $ 20,648.7      $ 23,288.7
=================================================================================================================================

The following is a reconciliation of shareholders' equity incorporating the differences between Canadian and U.S. GAAP:

As at December 31 (millions)									2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity under Canadian GAAP						     $	6,432.6      $	6,984.7
Adjustments:
Purchase versus Pooling Accounting (a) - (e), (g), (m)						1,545.8 	2,685.7
  Asset impairment (f)									  	  (36.2)    	  (79.9)
  Additional goodwill on Clearnet purchase (h)						  	  123.5 	  123.5
  Reclassification of convertible debentures from equity to debt (i)			 	 (148.5)	 (147.4)
  Accounting for derivatives (j)								   (1.4)	   (2.7)
  Other comprehensive income (loss) (o)							           21.0 	  (19.9)
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity under U.S. GAAP							     $	7,936.8      $	9,544.0
=================================================================================================================================

(a) Merger of BC TELECOM and TELUS
The business combination between BC TELECOM and TELUS Corporation (renamed TELUS Holdings Inc. which was wound up June 1, 2001) was accounted for using the pooling of interests method under Canadian GAAP. Under Canadian GAAP, the application of the pooling of interests method of accounting for the merger of BC TELECOM and TELUS Holdings Inc. resulted in a restatement of prior periods as if the two companies had always been combined. Under U.S. GAAP, the merger is accounted for using the purchase method. Use of the purchase method results in TELUS (TELUS Holdings Inc.) being acquired by BC TELECOM for $4,662.4 million (including merger related costs of $51.9 million) effective January 31, 1999.

(b) Depreciation
Under the purchase method, TELUS' capital assets on acquisition have been recorded at fair value rather than at their underlying cost (book values) to TELUS. Therefore, depreciation of such assets based on fair values at the date of acquisition under U.S. GAAP will be different than TELUS' depreciation based on underlying cost (book values).

(c) Interest
Under the purchase method, TELUS' long-term debt on acquisition has been recorded at its fair value rather than at its underlying cost (book value) to TELUS. Therefore, interest expense calculated on the debt based on fair values at the date of acquisition under U.S. GAAP will be different than TELUS' interest expense based on underlying cost (book value).

(d) Intangible Assets
As TELUS' intangible assets on acquisition have been recorded at their fair value, amortization of such assets, other than for those with indefinite lives, needs to be included under U.S. GAAP; consistent with prior years, amortization is calculated using the straight-line method. As required (see (m) and Note 2(a)), the Company reviewed the estimated useful lives associated with its intangible assets that are subject to amortization. Generally Accepted Accounting Principles require that changes in estimates, such as the useful lives of assets, be applied prospectively. The Company's review resulted in the following changes, effected in the first quarter of 2002, to the estimated useful lives:

						Assigned Fair Value on Acquisition	   Estimated useful lives
											Current		        Former
---------------------------------------------------------------------------------------------------------------------------------
Subscribers - wireline					$1,950.0 million	        50 years		40 years
Spectrum licences					$1,833.3 million		Indefinite		40 years
Subscribers - wireless 					$  250.0 million		 7 years		10 years
---------------------------------------------------------------------------------------------------------------------------------

(e) Goodwill
Under the purchase method of accounting, TELUS' assets and liabilities at acquisition have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403.1 million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill will be periodically tested for impairment (see (m)).

(f) Asset Impairment
In the first quarter of 1998, BC TELECOM, took an asset impairment charge. In assessing if a capital asset is impaired, estimated future net cash flows are not discounted in computing the net recoverable amount. Under Canadian GAAP, at the time the assessment took place, the impairment amount recorded was the excess of the carrying amount over the recoverable amount; under U.S. GAAP the impairment amount recorded was the excess of the carrying amount over the discounted estimated future net cash flows that were used to determine the net recoverable amount. Under U.S. GAAP the net of tax charge taken in 1998 would be $232.2 million higher and would not be considered an extraordinary item. The annual depreciation expense would be approximately $72 million lower subsequent to when the increased impairment charge was taken under U.S. GAAP.

(g) Future Employee Benefits
Under U.S. GAAP, TELUS' future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense.

(h) Additional Goodwill on Clearnet purchase
Under U.S. GAAP, shares issued by the acquirer to affect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131.4 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill will be periodically tested for impairment (see Note 2(a)).

(i) Convertible Debentures
Under Canadian GAAP, financial instruments such as the convertible debentures are classified as debt or equity according to their substance rather than their legal form. Accordingly, due to the substance of the transaction the convertible debentures have been classified as equity and the corresponding interest expense and the amortization of issue costs has been charged to the retained earnings rather than to the Consolidated Statements of Income. Pursuant to U.S. GAAP, the convertible debentures would be included in long-term debt. The corresponding interest expense on the convertible debentures and the amortization of issue costs are charged to the Consolidated Statements of Income.

(j) Accounting for Derivatives
On January 1, 2001, the Company adopted the provisions of SFAS 133, "Accounting For Derivative Instruments and Hedging Activities." This standard requires all derivatives be recognized as either assets or liabilities and measured at fair value. This is different from the Canadian GAAP treatment for financial instruments. Under U.S. GAAP, derivatives, which are fair value hedges, together with the financial instrument being hedged, will be marked to market with adjustments reflected in income and derivatives, which are cash flow hedges, will be marked to market with adjustments reflected in comprehensive income. As a result of adopting the statement, the Company recorded an expense arising from the cumulative effect of the change in accounting principle.

(k) Revaluation of Deferred Income Tax Assets and Liabilities
Canadian GAAP requires recognition of a change in tax laws or rates when the change is "substantively enacted." Thus, recognition may precede actual enactment by a period of several months. U.S. GAAP (SFAS 109) requires recognition upon actual enactment, which is the date that the tax change in signed into law.

(l) Gain on Redemption of Long-Term Debt
During the third quarter of 2002, the Company adopted SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections", in advance of mandatory adoption in the Company's 2003 fiscal year. Statement 145 results in the gain on redemption of long-term debt, in the Company's instance, no longer being reported as an extraordinary item and thus results in the elimination of the differing treatment between Canadian GAAP and U.S. GAAP. The comparative amounts have been restated, as required, in the adoption of this Statement.

(m) Intangible Asset Transitional Impairment Amount and Goodwill
Commencing January 1, 2002, in Canada and the United States, new Generally Accepted Accounting Principles for intangible assets with an indefinite life and goodwill apply to the Company (SFAS 142, "Goodwill and Other Intangible Assets") (see Note 2(a)). As one part of the transitional implementation, intangible assets with indefinite lives were tested for impairment as at January 1, 2002. Any such transitional impairment amount arising is considered to arise from a change in accounting policy and is charged to earnings, in the period the change is effected, after determining net income from operations. As a result of the differing accounting treatment afforded the merger of BC TELECOM and TELUS (see (a) and (d)), the recorded value of intangible assets with indefinite lives differs materially between Canadian and U.S. GAAP. The Company has assessed its intangible assets with indefinite lives and determined it necessary to record a transitional impairment amount of $595.2 million ($910.0 million before tax) for purposes of Canadian GAAP; a transitional impairment of $1,701.6 million ($2,609.7 million before tax) was required under U.S. GAAP. The transitional impairment amount, under both Canadian and U.S. GAAP, reduced the carrying values of the intangible assets with indefinite lives to the same amounts, thus eliminating the corresponding GAAP difference.

Similarly, goodwill is also to be tested for impairment as at January 1, 2002, by June 30, 2002, and any transitional impairment amount would also be considered to arise from a change in accounting policy and is charged to earnings, in the period the change is effected, after determining net income from operations. The Company completed this test in the first quarter of 2002. By applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of its reporting units, the Company has assessed its goodwill and determined that there was no goodwill transitional impairment amount. Consistent with current industry-specific valuation methods, the Company used a combination of the discounted cash flow model and the market comparable approach for determining the fair value of its reporting units.

In accordance with the new requirements, net income (loss) for prior periods presented is to be adjusted to exclude amortization expense (including any related tax effects) recognized in those periods related to goodwill and intangible assets with indefinite lives; the corresponding per share amounts are also required to be adjusted.

Years ended December 31 (millions except per share amounts)					2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) in accordance with U.S. GAAP
  As reported					                                             $ (1,925.9)     $	  758.4
  Add back: Goodwill amortization						                     - 		  201.6
            Amortization of intangible assets with indefinite lives (a)			             - 	    	   75.6
---------------------------------------------------------------------------------------------------------------------------------
 As adjusted					                                     	     $ (1,925.9)     $	1,035.6
=================================================================================================================================
Basic and diluted income (loss) per share under U.S. GAAP
  As reported					                                             $     (6.07)    $	    2.57
  Add back: Goodwill amortization					    	                     - 	    	    0.68
            Amortization of intangible assets with indefinite lives (a)			             - 		    0.26
---------------------------------------------------------------------------------------------------------------------------------
  As adjusted					                                             $	   (6.07)    $	    3.51
=================================================================================================================================
 (a) Net of taxes of $59.9 for the year ended December 31, 2001.

(n) Share-Based Compensation
Generally Accepted Accounting Principles require disclosure of the impact on earnings and earnings per share as if the fair value based method of accounting had been applied for share-based compensation. Under Canadian GAAP, this is required in respect of awards made after 2001; under U.S. GAAP, this is required in respect of awards made after 1994. The fair values of the Company's options granted in 2002, and the weighted average assumptions used in estimating the fair values, are set out in Note 10. The fair value of the Company's options granted in 2001 were estimated using the Black-Scholes model with weighted average assumptions of 10 year expected terms, volatility of 29%, interest rate of 5.9%, and an expected dividend yield of 2.8%. Such impact, using the weighted average fair value of $9.69 would approximate the following pro forma amounts:

Years ended December 31 (millions except per share amounts)					2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Compensation cost									     $	   62.3      $	   37.8
Net income (loss)
  As reported									             $ (1,925.9)     $	  758.4
  Pro forma									             $ (1,988.2)     $	  720.6
Net income (loss) per Common Share and Non-Voting Share
  Basic and diluted
    As reported								                     $	   (6.07)    $	    2.57
    Pro forma								                     $	   (6.25)    $ 	    2.44
---------------------------------------------------------------------------------------------------------------------------------

(o) Additional Disclosures Required Under U.S. GAAP - Comprehensive Income SFAS 130, "Reporting Comprehensive Income", requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is no requirement to disclose comprehensive income under Canadian GAAP.

Years ended December 31 (millions)								2002		2001
---------------------------------------------------------------------------------------------------------------------------------
Change in unrealized fair value of derivative cash flow hedges (j)			     $	  227.8      $	(37.5)
Minimum pension liability									 (156.5)  	   -
---------------------------------------------------------------------------------------------------------------------------------
												   71.3 	(37.5)
Income tax expense (recovery)									   30.4 	(17.6)
---------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)							     $	   40.9      $	(19.9)
=================================================================================================================================

The minimum pension liability arises from the unfunded accumulated pension benefit obligation. This differs from the accrued benefit asset (liability) disclosed in Note 22, which reflects the use of the projected benefit method (see Note 1(q)) and considers the unamortized net actuarial loss and valuation allowance.

26. Prior Period Presentation
The December 31, 2001, amounts have been reclassified, where applicable, to conform to the 2002 presentation.








EXHIBIT 4: Information Circular of the Company as of March 14, 2003

     TELUS Corporation Information Circular
              Dated March 14, 2003



evolving our business
delivering on our strategy


notice of annual and special general meeting information circular 2003 table of contents

notice of annual and special general meeting		                 1
information circular 				 		         2
invitation to shareholders					         2
frequently asked questions on voting				         3
restriction on ownership of shares				         7
non-voting shares						         7
business of the meeting						         8
   1.report of the directors and consolidated
     financial report						         8
   2.election of directors					         8
   3.appointment of auditors					         13
     summary of billings for TELUS for january 1 to
     december 31, 2002					                 13
   4.amendment to the articles of the company to allow a
     committee of directors to fill a vacancy of the auditors	         14
   5.amendment to the articles of the company to amend quorum
     requirements for general meetings	    			         14
   6.reconfirmation and approval of an amended and restated
     shareholder rights plan					         15

mandate and report of the corporate governance committee	         19
mandate and report of the audit committee			         21
mandate and report of the human resources and compensation 	         24
  committee
  report on executive compensation				         24
  executive compensation summary table				         29
  TELUS pension plan						         33
  employment agreements						         34
indebtedness of directors and officers				         34
performance graph						         35
directors' and officers'insurance and indemnification		         36
additional matters and information				         36
board approval							         36
certificate							         36
appendix a:
     statement of TELUS' corporate governance practices	                 37
     disclosure of TELUS'practices with reference to
     the current TSX guidelines				                 38



notice of annual and
        special general meeting

Notice is hereby given that the annual and special general meeting (the "meeting") of the holders of the common shares and/or non-voting shares of TELUS Corporation (the "Company" or "TELUS") will be held on Wednesday, April 30, 2003 at 10:00 a.m. (Mountain Daylight Savings Time) at the TELUS Convention Centre, North Building, Second floor, Exhibition Hall C, 136 - 8th Avenue S.E., Calgary, Alberta. The purpose of the meeting is to:
1. receive the Company's 2002 audited consolidated financial statements together with the reports of the auditors on those statements;
2.	elect directors of the Company for the next year;
3.      appoint Deloitte & Touche LLP as auditors for the next year;
4. consider and, if thought fit, pass a special resolution authorizing amendment of the Articles of the Company to allow a committee of directors to fill a vacancy of the auditors;
5.	consider and, if thought fit, pass a special resolution authorizing amendment of the Articles of the Company respecting the quorum requirements for general meetings;
6.	consider and, if thought fit, pass, with or without variation, an ordinary resolution reconfirming and approving an amended and restated shareholder rights plan; and
7. transact other business as may properly come before the meeting or any adjournment thereof.

The British Columbia Registrar of Companies has approved the Company's application to hold this meeting outside British Columbia. A copy of this order may be obtained upon request to TELUS' Corporate Secretary. Also, pursuant to the Company Act (British Columbia), advance notice of the meeting was published in the Vancouver Sun on February 14, 2003.

Dated at Vancouver, B.C. this 14th day of March, 2003.
By order of the Board of Directors

James W. Peters
Executive Vice-President, Corporate Affairs and Chief
General Counsel and Corporate Secretary

Holders of common shares and/or non-voting shares of the Company who are unable to attend the meeting may vote by proxy. Simply sign and return a paper proxy or submit a telephone or Internet proxy by following the instructions in the information circular accompanying this notice.

To be valid, proxies must be received by TELUS' Corporate Secretary, c/o Computershare Trust Company of Canada at 9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by 5:00 p.m. (local time) on April 28, 2003 or, if the meeting is adjourned, by 5:00 p.m. (local time) on the second-last business day prior to the date on which the meeting is reconvened.

information
       circular

invitation to shareholders
-------------------------------------------------------------------------------

On behalf of the TELUS Board of Directors, management and employees, we invite you to join us at TELUS' annual and special general meeting (the "meeting"). This year, the meeting will be held:
Date:	Wednesday, April 30, 2003
Time:	10:00 a.m. (Mountain Daylight Savings Time)
Place:	TELUS Convention Centre
	North Building, 2nd floor, Exhibition Hall C
	136 - 8th Avenue S.E., Calgary, Alberta

At the meeting, holders of common shares and/or non-voting shares ("shareholders") of TELUS will be asked to approve the business items in the notice of annual and special general meeting and this information circular. We will also update you on how TELUS is continuing to execute on its strategy and give you an update on the Company's current financial outlook. At the end of the meeting, a question and answer session will take place. At the reception following the meeting, you will have an opportunity to personally meet your directors and executives.

As a shareholder, your vote is very important to us and we encourage you to participate either in person or by proxy. If you cannot attend the meeting in person, we invite you to view our live Web cast at telus.com/agm at 10 a.m. on April 30.

We look forward to seeing you.

Sincerely,



Brian A. Canfield					Darren Entwistle
Chairman of the 					President &
Board of Directors					Chief Executive Officer


March 14, 2003
frequently asked
       questions on voting

Q	Am I entitled to receive notice of the meeting and attend the meeting?

A	Yes, if you are a shareholder as of March 14, 2003, which is the record date for the meeting. All shareholders, as of the close of business on that date, are entitled to receive notice of, attend and be heard at the meeting.

Q	Am I entitled to vote and what am I voting on?

A If you were a holder of common shares as of the close of business on March 14, 2003, you are entitled to vote one vote per common share on the resolutions relating to:
        (i)    electing directors for the next year;
        (ii)   appointing the auditors for the next year;
        (iii) amending the Company's Articles to allow a committee of directors to fill a vacancy of the auditors;
        (iv) amending the Company's Articles respecting the quorum requirements for general meetings; and
        (v) reconfirming and approving the amended and restated shareholder rights plan.

        If you were a holder of non-voting shares, as of the close of business on March 14, 2003, you are entitled to vote one vote per non-voting share on the resolution to reconfirm and approve the amended and restated shareholder rights plan, as your interests could be affected.

Q	How can I vote my shares?

A	You can vote your shares by either attending and voting your shares at the meeting or, if you cannot attend the meeting, by having your shares voted by proxy. How you exercise your vote depends on whether you are a registered or non-registered shareholder.
        * You are a registered shareholder if you have a share certificate registered in your name.
        * You are a non-registered shareholder if: (i) your shares are registered in the name of an intermediary (for example, a bank, a trustee or investment dealer) or the name of a clearing agency of which the intermediary is a participant, or (ii) you hold common shares through the Employee Share Purchase Plan.

Voting by attending the meeting

If you are a registered shareholder, you are entitled to attend the meeting and cast your vote in person.
        If you are a non-registered shareholder, you are entitled to attend the meeting and cast your vote in person, provided you have submitted a properly executed proxy, inserting your name in the blank space provided and returning it in the envelope provided. When you arrive at the meeting, advise the registration staff that you are a proxy appointee. If you have received a voting instruction form, please follow the instructions on the form.
        Royal Trust Corporation of Canada (the "Trustee") is the trustee of all shares (the "employee shares") held on behalf of members of the TELUS Employee Share Purchase Plan of the Company. Holders of employee shares are treated in the same manner as non-registered shareholders. If you hold employee shares, you are entitled to attend the meeting and cast your vote in person, provided you have submitted a properly executed proxy, inserting your name in the blank space provided and returning it according to the instructions on the form. When you arrive at the meeting, advise the registration staff that you are a proxy appointee.

Voting by proxy

How you vote by proxy depends on whether you are a registered shareholder, a non-registered shareholder or a holder of employee shares.

1. Voting by proxy-registered shareholder
If you are a registered shareholder, you may vote your proxy in one of three ways:
*	by paper proxy to be returned by mail or delivery,
*	by telephone, or
*	by Internet.

Whichever method you choose, your proxy must be received by TELUS' Corporate Secretary, c/o Computershare Trust Company of Canada (9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1), no later than 5:00 p.m. (local time) on April 28, 2003 or, if the meeting is adjourned, by 5:00 p.m., local time, on the second-last business day prior to the date on which the meeting is reconvened.

Proxy and voting by mail or delivery
To vote by mail or delivery, your paper proxy must be completed, signed and returned in accordance with the instructions on the paper proxy.

Proxy and voting by telephone
To vote by telephone, call the toll-free number shown on the proxy form provided. Using a touch-tone telephone to select your voting preferences, follow the instructions of the "vote voice" and refer to your holder account number and proxy access number provided on the proxy that was delivered to you by mail or e-mail.
        Note that voting by telephone is not available if you wish to appoint a person as a proxy other than the persons named on the proxy form or if you wish to exercise your cumulative voting rights regarding the election of directors. In either of these instances, your proxy should be voted by mail, delivery, or Internet.

Proxy and voting by Internet
To vote your proxy by Internet, visit the Web site address as shown on the proxy form provided. Follow the on-line voting instructions given to you over the Internet and refer to your holder account number and proxy access number provided on the proxy that was delivered to you by mail or e-mail.

2. Voting by proxy-non-registered shareholder
If you are a non-registered shareholder and you receive these materials through an investment dealer or other intermediary, complete and return the materials entitling you to vote, in accordance with the instructions provided to you by investment dealer or other intermediary.
        If you hold employee shares, use one of the three voting procedures outlined above (mail, telephone or Internet) to direct the Trustee as to how your employee shares are to be voted at the meeting. The Trustee will deliver the proxy forms for use at the meeting for all votes to be cast at the meeting as indicated on all paper, telephone or Internet proxies. Computershare has agreed to act as the recipient of voting instructions by holders of employee shares received by proxy and will tabulate the results for the Trustee.
        The voting rights attached to employee shares will be voted for or against or withheld from voting only in accordance with the specifications made by the employees. If a proxy is not received by Computershare on behalf of the Trustee according to the above procedures, the employee shares will not be voted by the Trustee.
        For employee shares to be voted at the meeting by the Trustee or a duly appointed proxy, proxies must be received by TELUS' Corporate Secretary, c/o Computershare, (9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1) no later than 5:00 p.m. (local time) on April 28, 2003 or, if the meeting is adjourned, by 5:00 p.m. (local time) on the second-last business day prior to the date on which the meeting is reconvened.
        If an employee holds common and non-voting shares (other than employee shares), another proxy must be completed to vote the shares, unless such employee attends the meeting and votes the shares in person.

Q	Who votes my shares?

A	Each person named in the proxy to represent shareholders at the meeting is a director and/or officer of the Company. You can appoint someone else to represent you at the meeting; however, you must appoint that person by either paper proxy or Internet proxy by inserting his name in the appropriate space on the proxy form, or completing another acceptable paper proxy. The person you appoint does not need to be a shareholder but must attend the meeting in order for your vote to be cast.

Q	How will my shares be voted if I return a proxy?

A	By completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares on each item of business you are entitled to vote on, according to your instructions. If there are no instructions with respect to your proxy, common shares will be voted in favour of:
        1.  electing each person nominated by management as a director;
        2.  appointing Deloitte & Touche LLP as auditors of the Company;
        3. amending the Articles of the Company to allow a committee of directors to fill a vacancy of the external auditors;
        4. amending the Articles of the Company respecting the quorum requirements for general meetings; and,
        5. reconfirming and approving the amended and restated shareholder rights plan.

If there are no instructions with respect to your proxy, your non-voting shares will be voted in favour of reconfirming and approving the amended and restated shareholder rights plan.

Q	Can I revoke a proxy?

A	Yes, if you are a registered shareholder and have voted by paper, telephone or Internet proxy, you may revoke it by delivering a duly executed proxy by paper, telephone or Internet with a later date or a form of revocation of proxy. Paper proxies can be delivered to the registered office of the Company, c/o TELUS' Corporate Secretary, 3777 Kingsway, Burnaby, B.C. V5H 3Z7, any time up to and including April 29, 2003, or if the meeting is adjourned, on the business day preceding the date of the adjourned meeting.
            Alternatively, you may revoke your proxy and vote in person, by delivering a form of revocation of proxy to the Chairman of the meeting at the meeting or any adjournment thereof. You may also revoke your proxy in any other manner permitted by law.
            If you are a non-registered shareholder, you may revoke your proxy or voting instructions by contacting the individual who serves your account.
            As a holder of employee shares, if you have provided your proxy (by paper, telephone or Internet) you may revoke it by delivering another proxy (by paper, telephone or Internet) with a later date or a form of revocation of proxy, at any time up to and including the second last business day preceding the day of the meeting or any adjournment thereof.

Q	Who has discretionary authority to vote on amendments or variations to any of the business items and on any other matter that may properly come before the meeting?

A	Your voting instructions provided by paper, telephone or Internet proxy give discretionary authority to the person you appoint to vote as he sees fit on any amendment or variation to any of the matters identified in the notice of meeting and any other matters that may properly be brought before the meeting. As of March 14, 2003, neither the Board of directors nor management of the Company is aware of any variation, amendment or other matter to be presented for a vote at the meeting.

Q	 Is my vote by proxy confidential?

A	Yes, your vote by proxy is confidential. Proxies are received, counted and tabulated by our transfer agent, Computershare Trust Company of Canada ("Computershare"), in a way that preserves the confidentiality of individual shareholders' votes, except:
        *   as necessary to meet the applicable legal requirements;
        *   in the event of a proxy contest; or
        *   in the event a shareholder has made a written comment on the proxy.

Q	Who is soliciting my proxy?

A	Your proxy is being solicited on behalf of TELUS management. The solicitation of proxies will be made either by mail to your latest address shown on the register of shareholders or by electronic mail to your e-mail address that you provided.(1)
          The cost of solicitation is paid for by the Company.

 (1)	Pursuant to a court order of the B.C. Supreme Court (the"Court"), the
        Company is exempt from any requirements in the Articles of the Company and the Company Act (British Columbia) that would prohibit the Company, or agent, from delivering the notice of meeting, information circular, proxy form, annual financial statements and any other meeting materials for the meeting solely by electronic means to those shareholders of the Company who consent to such electronic delivery.

Q	What are the quorum requirements for the meeting and how many common shares and non-voting shares are outstanding?

A	A quorum at the meeting will consist of at least two persons present and/or represented by proxy, being shareholders that hold not less than 1/20 (5 per cent) of the issued and outstanding shares entitled to be voted at the meeting. One of the items of business is to amend these quorum requirements. On February 28, 2003, the Company had 188,114,132 common shares and 158,899,604 non-voting shares issued and outstanding.

Q	Does any shareholder beneficially own 10 per cent or more of the common shares and/or non-voting shares that are outstanding?

A	Yes, Verizon Communications Inc. ("Verizon"), through Anglo-Canadian
        Telephone Company ("Anglo- Canadian") owned 48,551,972 common shares representing approximately 25.8 per cent of the issued and outstanding common shares and 24,908,020 non-voting shares representing approximately 15.7 per cent of the issued and outstanding non-voting shares on February 28, 2003. Anglo-Canadian is 100 per cent directly and indirectly beneficially owned and controlled by Verizon. To the knowledge of the directors and senior officers of TELUS, on February 28, 2003, no other persons beneficially own, directly or indirectly, or exercise control or direction over, common shares or non-voting shares carrying more than 10 per cent of the voting rights attached to all common shares or non-voting shares entitled to be voted at the meeting.

Q	What if I have a question?

A	If you have any questions regarding the meeting, please contact
        Computershare:
        *   by phone:	1-800-558-0046 (toll-free within North America)
			1-514-982-7270 (outside North America)
        *   by fax:	(416) 263-9394
        *   by e-mail:	telus@computershare.com
        *   by mail: 	Computershare Trust Company of Canada
                        9th floor, 100 University Avenue
			Toronto, Ontario, M5J 2Y1

Restriction on ownership of shares
On October 25, 1994, the Canadian Telecommunications Common Carrier Ownership and Control Regulations (the "Telecommunications regulations") were adopted under the Telecommunications Act (Canada) (the "Telecommunications Act"). To maintain the eligibility of certain of its subsidiaries which are Canadian common carriers under the Telecommunications Act, the level of non-Canadian ownership of the common shares cannot exceed 33 1/3 per cent and the Company must not be otherwise controlled by non-Canadians. The Telecommunications regulations give carrier-holding corporations of Canadian common carriers certain powers to monitor and control the level of non-Canadian ownership of voting shares. As a carrier-holding corporation, the powers and constraints of the Telecommunications regulations have been incorporated into the Articles of the Company. The powers include the right to: refuse to register a transfer of voting shares to a non-Canadian; require a non-Canadian to sell any voting shares; convert voting shares to non-voting shares; and suspend the voting rights attached to the voting shares. The Company monitors the level of non-Canadian ownership of its common shares and periodically reports thereon to the Canadian Radio-television and Telecommunications Commission.

Non-voting shares
Subject to the prior rights of the holders of first preferred shares and second preferred shares of the Company, holders of non-voting shares are entitled to participate equally with the holders of common shares with respect to the payment of dividends and the distribution of assets of the Company on the liquidation, dissolution or winding up of the Company. The non-voting shares cannot be subdivided, consolidated, reclassified or otherwise changed unless the common shares are changed in the same manner. Generally, the holders of non-voting shares are entitled to receive notice of, attend and be heard at all general meetings of the Company and are entitled to receive all notices of meetings, information circulars and other written information from the Company that the holders of common shares are entitled to receive from the Company, but are not entitled to vote at such general meetings unless otherwise required by law. The holders of non-voting shares are entitled to vote at the meeting on the resolution to ratify, reconfirm and approve the amended and restated shareholder rights plan because their interests could be affected. To ensure that the holders of non-voting shares can participate in any offer made to holders of common shares (but that is not made to the holders of non-voting shares on the same terms), the offer must, by reason of applicable securities legislation or the requirements of the stock exchanges on which the common shares are listed, be made to all or substantially all the holders of common shares who are in any province of Canada to which such requirements apply (an "exclusionary offer"). Each holder of non-voting shares will, for the purposes of the exclusionary offer only, be permitted to convert all or part of the non-voting shares held into an equivalent number of common shares during the applicable conversion period. In certain circumstances (namely, the delivery of certificates, at specified times, by holders of 50 per cent or more of the issued and outstanding common shares to the effect that they will not, among other things, tender to such exclusionary offer or make an exclusionary offer), these conversion rights will not come into effect. If the Telecommunications Act and Telecommunications regulations are changed so that there is no restriction on non-Canadians holding common shares, holders of non-voting shares will have the right to convert all or part of their non-voting shares into common shares on a one-for-one basis. The Company will have the right to require holders of non-voting shares who do not make such an election to convert such non-voting shares into an equivalent number of common shares.

business of
      the meeting

1.	Report of the directors and consolidated financial report
The report of management and the audited consolidated financial statements for the year ended December 31, 2002, including management's discussion and analysis (MD&A), are contained in the Annual Report of the Company which accompanies this information circular.

2.	Election of directors

General
The current directors were elected by the holders of common shares on May 1, 2002. Michael T. Masin and Fares F. Salloum were both Verizon nominees on the TELUS Board, and each of them resigned as a director of TELUS when he resigned from his position at Verizon. Alfred C. Giammarino was appointed by the Board of directors to replace Michael T. Masin, effective October 4, 2002. Daniel C. Petri was appointed by the Board of directors to replace Fares F. Salloum on October 30, 2002. Also, Geraldine B. Sinclair and Pierre Choquette resigned as directors of TELUS, effective November 10, 2002 and November 19, 2002, respectively, due to the demands of their other business interests. Currently, there are 13 directors on the TELUS Board. Lawrence A. Pentland has decided not to stand for re-election to the TELUS Board. G.N. (Mel) Cooper has reached the retirement age for directors and will not be standing for re-election.
        TELUS thanks all of the directors who have resigned or will not be standing for re-election for their hard work, dedication and contributions to the TELUS Board.
        The Articles of the Company provide for cumulative voting in respect of the election of directors. The Board has determined that the number of directors should be set at 12. Accordingly, at the meeting, each holder of common shares can cast the number of votes for election of directors equal to the number of common shares held by him multiplied by 12, being the number of directors to be elected. Each holder of common shares may cast all such votes in favour of one candidate or distribute the votes among the candidates in any manner. If a holder of common shares votes for more than one candidate without specifying the distribution of the votes among the candidates, the votes will be distributed equally among the candidates voted for by that holder of common shares. If at the meeting, the number of candidates nominated for directors exceeds the number of directors to be elected, the candidate who receives the least number of votes will be eliminated until the number of candidates remaining equals the number of positions to be filled. Unless the holder of common shares specifies that the proxy be withheld from voting on the election of all or any of the directors, or indicates that such holder wishes to exercise cumulative voting rights, the persons named in the accompanying proxy (the "management proxyholders") intend to vote for the election of all nominees for directors whose names are set forth in the table on pages 9 to 11. If a holder of common shares wishes to distribute votes other than equally among the candidates for whom the holder of common shares has directed the person designated in the proxy to vote, the holder of common shares must do so personally at the meeting or by another paper or Internet proxy, providing clear instructions on how the holder's votes are to be allocated.
        Management believes that all nominees are able to serve as a director. If, prior to the meeting, any nominee is unable or unwilling to serve, the management proxyholders, unless directed to withhold the common shares from voting for the election of directors, reserve the right to vote for another nominee or nominees in their discretion if additional nominations are made at the meeting. Unless his office is vacated in accordance with applicable law or the Articles of the Company, each director elected at the meeting will hold office until the next annual meeting or until his successor is elected or appointed. The Board of directors intends to further enhance diversity on the Board by adding one more director but does not expect to conclude a director search in this regard until after the meeting.

The following table provides the name and background information of each nominee, including present principal occupation, principal occupations during the past five years and positions held with the Company.

-------------------------------------------------------------------------------
R.H. (Dick) Auchinleck
Calgary, Alberta
Age: 52
Director Since(1): New Nominee
Shareholdings(2): 400/6000
DSUs(3): 0/0
Options(4): 0/0

R.H. (Dick) Auchinleck was employed by Gulf Canada, an oil and gas company, for 25 years, retiring in 2001 as President and Chief Executive Officer of Gulf Canada Resources after the sale of the company to Conoco Inc. He continues an association with the company as a member of the Conoco-Philips Board. From 1999 to 2001, he was the President and Chief Executive Officer of Gulf. From 1995 to 1999 he held the position of Senior Vice-President and Chief Operating Officer of Gulf. He is also a member of the Board of Directors of Sonic Mobility and Plurion Systems. He received a Bachelor of Applied Science in Chemical Engineering from the University of British Columbia. Dick is expected to serve on the TELUS Audit Committee ("Audit Committee").
-------------------------------------------------------------------------------
R. John Butler
Edmonton, Alberta
Age: 59
Director Since(1): 1995
Shareholdings(2): 984/3,423
DSUs(3): 0/0
Options(4): 2,487/3,050/2,700

R. John Butler, Q.C. is counsel to Bryan & Company, a law firm. John served on the Board of ED TEL (Edmonton Telephones) prior to its acquisition by TELUS Corporation, and on the Board of TELUS prior to its 1999 merger with BC TELECOM. He is a member of the Board of Directors of Trans Global Insurance Company, Trans Global Life Insurance Company and Edmonton Eskimos Football Club. John currently is Chair of the TELUS Pension Committee and a member of the TELUS Corporate Governance Committee ("Governance Committee").
-------------------------------------------------------------------------------
Brian A. Canfield(5)
Point Roberts, Washington
Age: 64
Director Since(1): 1993
Shareholdings(2): 9,718/5,509
DSUs(3): 4,279/0
Options(4): 245,800/175,585/5,400

Brian A. Canfield is the Chairman of TELUS Corporation. His career with BC TEL spans nearly 47 years, including four years as Chairman and Chief Executive Officer of BC TELECOM, and three years as President and Chief Operating Officer. He also served as President and Chief Executive Officer of TELUS on an interim basis from September 1999 to July 2000, after which he resumed his role as Chairman. He is a member of the Board of Directors of BC Gas Inc., Terasen Pipelines (Trans Mountain) Inc., Suncor Energy Inc. and the Toronto Stock Exchange. In 1997, Brian was named an honourary Doctor of Technology by the British Columbia Institute of Technology, and in 1998 was appointed to the Order of British Columbia. Brian currently serves on the TELUS Pension Committee ("Pension Committee").
-------------------------------------------------------------------------------
Peter D. Charbonneau
Ottawa, Ontario
Age: 49
Director Since(1): 2001
Shareholdings(2): 3,658/0
DSUs(3): 0/0
Options(4):0/0/2,700

Peter D. Charbonneau is a partner in Skypoint Capital, an Ottawa-based venture capital firm focused on early-stage investments in telecommunications technology companies. Peter began his career with Deloitte & Touche. He then joined Newbridge Networks as Chief Financial Officer in 1987. He subsequently became President and Chief Operating Officer in 1996, and Vice Chairman from June 1998 to May 2000. Peter served as Executive Vice-President of March Networks from June 2000 to January 2001, and retains an advisory role with the company. He is a chartered accountant and has an MBA from the University of Western Ontario. Peter currently serves on the Audit Committee.
-------------------------------------------------------------------------------
Darren Entwistle
Vancouver, British Columbia
Age: 40
Director Since(1): 2000
Shareholdings(2): 11,050/71,468
Options(4): 350,000/758,280
RSUs(6): 148,579

Darren Entwistle assumed the position of President and Chief Executive Officer of TELUS Corporation on July 10, 2000. He began his career at Bell Canada in 1988 and joined Mercury Communications Ltd. in 1993 in the UK, holding key positions in corporate finance and strategy. He then moved to Cable & Wireless plc as Merger Director and implemented the largest merger in UK history and the world's first four-way merger, involving cable-TV and telecom companies. He subsequently was Managing Director, Business of Cable & Wireless Communications plc from May 1997 to August 1999, Chief Commercial Officer of Cable & Wireless, UK & Europe, from August 1999 to April 2000, and President, Global Services of Cable & Wireless, UK & Ireland, from May 2000 to July 2000. Darren holds an MBA in finance from McGill University and a diploma in network engineering from the University of Toronto. Darren is a member of the Board of Directors of The Toronto-Dominion Bank and the Vancouver 2010 Bid Corporation.
-------------------------------------------------------------------------------

Alfred C. Giammarino(5)
Wilton, Connecticut
Age: 47
Director Since(1): 2002
Shareholdings(2): 0/0
DSUs(3): 0/0
Options(4): 0/0

Alfred C. Giammarino is the Senior Vice-President and Chief Financial Officer of Verizon International and Verizon Information Services, subsidiaries of Verizon Communications Inc., a holding company of a consolidated group of telecommunications companies. In addition, he is responsible for the management of Verizon Airfone and oversees all of Verizon's investments in Europe and Asia. Before the merger of GTE and Bell Atlantic to form Verizon in June 2000, Al served as Senior Vice-President-International Finance, Planning and
Business Development for GTE Corporation since July 1998. Prior to that, he served as Vice- President of Finance and Planning for GTE Telecommunications Products and Services. He is a member of the Board of Directors of the following international affiliates of Verizon: Telecomunicaciones de Puerto Rico Inc., Compania Anonima Nacional Telefonos de Venezuela, Grupo Iusacell, S.A. de C.V. (Mexico) and Vodafone Omnitel, N.V. (Italy). Al currently serves on the Audit Committee.
-------------------------------------------------------------------------------
Iain J. Harris
Vancouver, British Columbia
Age: 57
Director Since(1): 1997
Shareholdings(2): 750/250
DSUs(3): 4,717/7,313
Options(4): 0/3,050/2,700

Iain J. Harris is Chairman of BC Gas Inc. and Chairman and Chief Executive Officer of Summit Holdings Ltd., a private holding and investment company. From 1982 to 1995, he was President and Chief Executive officer of AirBC Limited. Prior to that, he was Vice-President of Finance and Administration of the Jim Pattison Group, one of the largest private companies in Canada. He is a recipient of the Governor General's Commemorative Medal for his community and public service. Iain currently is Chair of the Audit Committee.
-------------------------------------------------------------------------------
John S. Lacey
Don Mills, Ontario
Age: 59
Director Since(1): 2000
Shareholdings(2): 8,044/0
DSUs(3): 0/0
Options(4): 0/0/2,700

John S. Lacey became the Chairman of the Board of Directors of Alderwoods Group, Inc. (emergent company of Loewen Group), an organization operating funeral homes and cemeteries within North America and the UK, on January 2, 2002. From January 1999 to January 2002, John was the Chairman of the Board of Directors of Loewen Group, of which he was a director from December 1998. From July 1998 to November 1998, he was President and Chief Executive Officer of The Oshawa Group Ltd. in Toronto, Ontario. From November 1996 to July 1998, he was President and Chief Executive Officer of WIC Western International Communications in Vancouver, British Columbia. Prior to that, John served as President and Chief Executive Officer of Scott's Hospitality Inc. from 1990 to 1996. In addition to TELUS, he is an Advisory Board Member of Tricap, a director of Cancer Care Ontario and is currently the Chairman of Doncaster Racing Inc. and Doncaster Consolidated Ltd. John currently is the Chair of the TELUS Human Resources and Compensation Committee ("Compensation Committee") and a member of the Governance Committee.
-------------------------------------------------------------------------------
Brian F. MacNeill
Calgary, Alberta
Age: 63
Director Since(1): 2001
Shareholdings(2): 1,000/0
DSUs(3): 0/5,270
Options(4): 0/0/2,700

Brian F. MacNeill retired as Chief Executive Officer of Enbridge Inc. on January 1, 2001. He directed Enbridge as Chief Executive Officer from 1990 until his retirement. Prior to that he was Executive Vice-President and Chief Operating Officer of Interprovincial Pipe Line Inc. (now Enbridge Inc.). Brian has also held financial positions with Interhome Energy Inc., Home Oil Company Limited and Hiram Walker Resources Ltd. He is currently Chairman of Petro-Canada and a director of The Toronto-Dominion Bank, Dofasco Inc., Western Oil Sands Inc., West Fraser Timber Co. Ltd., Veritas DGC Inc. and Sears Canada Inc. He is a member of the Governance Committee and Pension Committee.
-------------------------------------------------------------------------------
Daniel C. Petri(5)
Bedford, New York
Age: 54
Director Since(1): 2002
Shareholdings(2): 0/0
DSUs(3): 0/0
Options(4): 0/0

Daniel C. Petri is Group President, International, for Verizon Communications Inc., the holding company of a consolidated group of telecommunications companies. Verizon was formed by the merger of GTE and Bell Atlantic in June 2000. He is responsible for Verizon's wireless and wireline operations in Mexico, Venezuela, the Dominican Republic, Puerto Rico and Canada. Prior to this appointment, Dan served as President, International-Europe and Asia from July 2000 to October 2002 and was responsible for wireless and wireline operations in those markets. During his telecommunications career of more than 30 years, Dan has held a number of key positions in domestic and international operations. He is a member of the Board of Telecom Asia, Iusacell, Codetel, CANTV, and is the Chair of the Business Council for International Understanding. Dan currently serves as a member of the Compensation Committee.
-------------------------------------------------------------------------------

Ronald P. Triffo
Edmonton, Alberta
Age: 63
Director Since(1): 1995
Shareholdings(2): 1,567/522
DSUs(3): 6,128/12,415
Options(4): 2,487/4,100/2,700

Ronald P. Triffo is the Chairman of Stantec Inc., an engineering and international professional services company where he served in various executive management positions for more than 20 years. He is a past President of the Consulting Engineers of Alberta and the Association of Consulting Engineers of Canada. He served as a director and board chairman of ED TEL prior to its acquisition by TELUS Corporation. He is currently Chairman and director of Alberta Treasury Branches. Ron is the private-sector Co-Chair of the Alberta Economic Development Authority. He also serves on the Board of the Alberta Ingenuity Fund, the Advisory Councils of the Faculties of Business and Medicine at the University of Alberta, the Council of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, and the Board of Governors of Junior Achievement of Northern Alberta. Ron is currently the Vice Chairman of TELUS, and Chair of the Governance Committee and a member of the Pension Committee.
-------------------------------------------------------------------------------
Donald P. Woodley
Mono Township, Ontario
Age: 57
Director Since(1): 1998
Shareholdings(2): 3,668/437
DSUs(3): 0/0
Options(4): 0/3,050/2,700

Donald P. Woodley is the President of The Fifth Line Enterprise, a privately held company providing strategic advisory services to the Canadian IT industry. From February 1997 to September 1999, he was President of Oracle Corporation Canada Inc. and from 1987 to February 1997, President of Compaq Canada Inc. He currently serves on the Board of Directors of DataMirror Corporation, Onx Enterprise Solutions Inc. and several private companies. Don is a member and Past Chair of the Board of Governors of ITAC (Information Technology Association of Canada) and is currently Chair of the Board of Governors of The Stratford Festival of Canada, and a member of the Development Council of the Toronto Hospital for Sick Children. He holds a Bachelor of Commerce from University of Saskatchewan and an MBA from the University of Western Ontario. Don currently serves as a member on the Compensation Committee and Pension Committee.
-------------------------------------------------------------------------------

(1)	The Company or any of its predecessors.
(2)	Common shares/non-voting shares, as at February 28, 2003.
(3)	Deferred share units for common shares/deferred share units for non-voting shares, as at February 28, 2003.
(4)	Options acquired pre-merger, for 75 per cent common shares and 25 per cent non-voting shares when exercised/options for common shares/options for non-voting shares, as at February 28, 2003.
(5)	Nominee designated pursuant to the Long-Term Relationship Agreement dated January 31, 1999 among the Company and Verizon's subsidiaries,
        GTE Corporation and Anglo-Canadian Telephone Company.
(6)	Darren Entwistle also holds restricted share units (RSUs), each equal to the value of one non-voting share as determined under the applicable plan.

Board and committee meetings held and attendance by directors for the year ended December 31, 2002

Number of Board and 			              Attendance of directors
committee meetings held
---------------------------------------------------------------------------------------------------------------------------------
Board of Directors: 11							                Board meetings		Committee
					                      Director			attended		meetings attended
(a)	Audit Committee: 4		              Brian A. Canfield(Chairman)       11 of 11		13(1)
(b)	Governance Committee: 6	                      R. John Butler(a, d)		11 of 11		11 of 12
(c)     Compensation Committee: 6	              Peter D. Charbonneau(a)           10 of 11		 4 of 4
(d)	Pension Committee: 6		              G.N. (Mel) Cooper(b, d)		11 of 11		12 of 12
					              Darren Entwistle	   	        11 of 11		Nil(2)
                         			      Alfred C. Giammarino(a)	         1 of 2(3)		Nil(4)
					              Iain J. Harris(a-Chair, b)	11 of 11		10 of 10
					              John S. Lacey(a, c-Chair)	         9 of 11(5)		 8 of 10
					              Brian F. MacNeill(b, c)		10 of 11		 7 of 7
					              Lawrence A. Pentland(c)	        11 of 11		 5 of 6
					              Daniel C. Petri(c)		 2 of 3(6)		 1 of 1(7)
					              Ronald P. Triffo(a, b-Chair)	11 of 11		10 of 10
					              Donald P. Woodley(a, d)	        11 of 11		10 of 10

---------------------------------------------------------------------------------------------------------------------------------

(1)	The Chair of the Board did not serve on any committees of the Board last year, but regularly attends committee meetings.
(2)	The CEO does not serve on any committee of the Board, but regularly attends committee meetings.
(3)	Alfred C. Giammarino was appointed to the Board on October 30, 2002, replacing Fares F. Salloum who resigned as a director effective
        October 30, 2002.
(4)	Alfred C. Giammarino was appointed to the Audit Committee on December
        9, 2002. No meetings were held in 2002 after that date.
(5)	John S. Lacey was appointed Chair of the Compensation Committee on
        December 9, 2002, replacing the former Chair, Pierre Choquette, who resigned as a director effective November 19, 2002.
(6)	Daniel C. Petri was appointed to the Board of directors on October 4,
        2002, replacing Michael T. Masin who resigned as a director effective October 4, 2002.
(7)	Daniel C. Petri was appointed to the Compensation Committee on December
        9, 2002, replacing Geraldine B. Sinclair who resigned as a director effective November 10, 2002.
(8)	All the then serving Board members, other than Michael T. Masin and
        Ronald P. Triffo, attended the strategic planning session held on September 22-24, 2002.

3.	Appointment of auditors
Arthur Andersen LLP was appointed auditors of the Company on May 1, 2002 at the annual general meeting of the Company. On June 3, 2002, Arthur Andersen LLP ceased practising public accounting in Canada and the partners and staff of Arthur Andersen LLP in Canada joined Deloitte & Touche LLP.
       Upon the recommendation of the Audit Committee, the Board of Directors appointed Deloitte & Touche LLP to fill the vacancy. Upon the recommendation of the Audit Committee, holders of common shares will be asked at the meeting to approve the appointment of Deloitte & Touche LLP as auditors. This re-appointment will become effective only if approved by at least a majority of the votes cast by the holders of common shares present in person or by proxy, entitled to vote at the meeting.
       The management proxyholders intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company, unless the holder of common shares specifies that his proxy be withheld from voting.

Summary of billings and services by the external auditors
The two tables below provide for greater disclosure of the services provided by the Company's external auditors, separating the services into the four categories of work performed.
        The fees for non-audit services performed by Arthur Andersen while they were the Company's external auditors constituted a minor portion of the overall fees paid to them. With regard to the non-audit fees paid to Deloitte & Touche LLP and Deloitte Consulting, a substantial portion of those fees were paid pursuant to contracts entered into before Deloitte & Touche LLP became the auditors of the Company. Since October 2002, the Company has adopted a procedure to ensure that the future engagement of its external auditors for non-audit services is subject to pre-approval by the Audit Committee in accordance with the proposed process and fundamental principles articulated by the Securities and Exchange Commission (SEC) to further ensure auditor independence.
        Tax fees of $146,165 paid in 2002 to the auditors of the Company, Arthur Andersen LLP and Deloitte & Touche LLP, were related to legal entity restructuring, appeals and litigation and shareholder-related matters, and all other fees of approximately $1.7 million were substantially related to fees paid to Deloitte Consulting for information systems integration and consulting services related to the design and implementation of a new Siebel based integrated trouble-ticket management system. Deloitte & Touche LLP has announced its intention to separate from Deloitte Consulting. The following table is a summary of billings by Arthur Andersen LLP and Deloitte & Touche
LLP, for their respective periods as auditors of TELUS, during the period from January 1, 2001 to December 31, 2002:


Summary of billings for TELUS for the period January 1 to December 31, 2002
---------------------------------------------------------------------------------------------------------------------------------
				        Deloitte & 	Arthur 				Deloitte
Type of work			        Touche(1)	Andersen(2)	Sub-total	Consulting(1)	Total	       Percentage
---------------------------------------------------------------------------------------------------------------------------------
Audit fees			        $1,224,500	$270,750	$1,495,250	    -	        $1,495,250	  42.5
Audit-related fees		           124,435	  33,500	   157,935	    -	           157,935	   4.5
Sub-total			        $1,348,935	$304,250	$1,653,185	    -	        $1,653,185	  47.0
=================================================================================================================================
Tax fees			            77,390	  68,775	   146,165	    -	           146,165	   4.2
All other fees			            60,250	  45,800	   106,050	 1,611,830  	 1,717,880	  48.8
Total				        $1,486,575	$418,825	$1,905,400	$1,611,830	$3,517,230	 100.0
=================================================================================================================================
Summary of billings provided by Arthur Andersen LLP for the period from January 1 to December 31, 2001

Type of work										Fees			       Percentage
Audit fees										$1,453,250		        52.1
Audit-related fees			   						   585,990		        21.0
Sub-total										$2,039,240		        73.1
=================================================================================================================================
Tax fees				   						   695,204		        25.0
All other fees				    						    52,455			 1.9
Total											$2,786,899		       100.0
=================================================================================================================================

(1)	For the period from June 3, 2002 to December 31, 2002 while Deloitte &
        Touche LLP were the external auditors of TELUS.
(2)	For the period from January 1, 2002 to June 2, 2002 while Arthur
        Andersen LLP were the external auditors of TELUS.

4.	Amendment to the Articles of the Company to allow a committee of directors to fill a vacancy of the auditors
Canadian and U.S. corporate governance regulatory bodies have recently proposed that to enhance the independence of the external auditors, the audit committee should be responsible for the engagement, evaluation and termination of the external auditors, subject to shareholder ratification as required by applicable corporate legislation. In the past, TELUS has acted consistently with the intent of this approach as our external auditors were selected by the Board based on the recommendation of its Audit Committee and then brought forward before you as shareholders for approval.
        Article 17.1 of the Articles of the Company currently prohibits the Audit Committee from having the authority to hire the external auditors if a vacancy were created.
Article 17.1 states that:
        "The Directors may by resolution appoint one or more committees consisting of such member or members of their body as they think fit and may delegate to any such committee between meetings of the Board such powers of the Board subject to such conditions as may be prescribed in such resolution. Notwithstanding the foregoing, no committee of Directors shall have authority to:

(b)	fill a vacancy among the Directors, any committee or the Auditor."

The Board of directors unanimously recommends to the shareholders the removal of this prohibition by adopting the special resolution set out below, so that the Board may delegate to the Audit Committee the authority to fill a vacancy of the external auditor.
        Accordingly, the Board requests the approval at the meeting of the special resolution set out below:

        BE IT RESOLVED, as a special resolution, THAT:
        Article 17.1(b) of the Articles of the Company be amended and replaced with the following: "The Directors may by resolution appoint one or more committees consisting of such member or members of their body as they think fit and may delegate to any such committee between meetings of the Board such powers of the Board subject to such conditions as may be prescribed in such resolution. Notwithstanding the foregoing, no committee of Directors shall have authority to:

(b)	fill a vacancy among the Directors or any committee."

To be effective, the special resolution must be approved by not less than 3/4 of the votes cast by holders of common shares present in person or by proxy, who are entitled to vote at the meeting on the special resolution.
        The management proxyholders intend to vote for the special resolution approving the amendment to the Articles of the Company to remove the prohibition that a committee of directors may not be delegated authority to fill a vacancy of the external auditors, unless the holder of common shares specifies that those common shares be voted against the special resolution.

5.	Amendment to the Articles of the Company to amend quorum requirements for general meetings
Article 10.3 of the Articles of the Company currently states that:
        "Save as herein otherwise provided, a quorum shall be two persons present and being, or representing by proxy, members holding not less than 1/20 of the issued shares entitled to be voted at the meeting. The Directors, the Secretary, or, in his or her absence, an Assistant Secretary, and the solicitor of the Company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he or she shall be a member or proxyholder entitled to vote thereat."

The Company desires to strengthen the presence of Canadians at general meetings by changing the quorum requirements for general meetings, to more strongly demonstrate its continued compliance with foreign ownership requirements under the Telecommunications Act and Radiocommunication Act (Canada). For further information on the foreign ownership requirements that TELUS is subject to, see section on Restrictions on ownership of shares on page 7.

Accordingly, the Board unanimously recommends that the quorum be changed from two persons holding not less than 1/20 (5 per cent) of the issued shares entitled to be voted at the meeting, to two "Canadians" holding not less than that same number of shares entitled to vote, while foreign ownership rules remain, by the approval of the special resolution set out below:

        BE IT RESOLVED, as a special resolution, THAT:
1.	Article 10.3 of the Articles be deleted and replaced with the following: "Save as herein otherwise provided, a quorum shall be two persons present and being, or representing by proxy, members holding not less than 1/20 of the issued shares entitled to be voted at the meeting; provided that until such time that the Radiocommunication Act and regulations are changed so that the Company and its subsidiaries are not required to be "Canadian-owned and controlled" to be eligible to hold licences issued thereunder, a quorum shall be two persons present and being, or representing by proxy, members who are Canadians holding not less than 1/20 of the issued shares entitled to be voted at the meeting. The Directors, the Secretary, or, in his or her absence, an Assistant Secretary, and the solicitor of the Company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he or she shall be a member or proxyholder entitled to vote thereat." and,

2.	Article 1.2 of the Articles of the Company be amended to add the following definitions:
        "Canadian-owned and controlled", for the purpose of the quorum requirement, has the meaning set forth in the Radiocommunication Regulations.
        "Canadian", for the purpose of the quorum requirement, has the meaning set forth in the Radiocommunication Regulations.
        "Radiocommunication Act" means the Radiocommunication Act (Canada), as amended from time to time.
        "Radiocommunication Regulations" means the Radiocommunication Regulations pursuant to the Radiocommunication Act, as amended from time to time.

To be effective, the special resolution must be approved by not less than 3/4 of the votes cast by holders of common shares present in person or by proxy, who are entitled to vote at the meeting on the special resolution.
        The management proxyholders intend to vote for the special resolution approving the amendment to the Articles of the Company to amend the quorum requirements for general meetings, unless the holder of common shares specifies that those common shares be voted against the special resolution.

6.	Reconfirmation and approval of an amended and restated shareholder rights plan
Shareholders will be asked at the meeting to reconfirm and approve the Company's shareholder rights plan, as it is proposed that it be amended and restated.
        The Company first adopted a shareholder rights plan in March 2000. In May 2000, shareholders approved the Company's current shareholder rights plan (the "current rights plan"), which takes the form of an agreement between the Company and the rights agent, Montreal Trust Company of Canada (now Computershare Trust Company of Canada). The purpose of the current rights plan is to provide shareholders with sufficient time to assess a takeover bid for the Company, if such bid were to be made, and to provide the Board the opportunity to explore and develop alternatives to any bid that are in the best interests of the Company and its shareholders. The current rights plan will terminate unless it is reconfirmed at the meeting. The Board, as discussed below, has considered and concluded that the continuation of the current rights plan, subject to certain minor amendments thereto which the Board proposes be adopted, would be in the best interests of the Company and its shareholders.
        Many public companies in Canada continue to have shareholder rights plans in effect. While securities legislation in Canada now typically requires a takeover bid to be open for at least 35 days, the Board is of the view that this is not sufficient time to adequately assess a takeover bid, if such a bid were to be made, and if the Board deems appropriate, to explore and develop alternatives that are in the best interests of the Company and its shareholders.
        The current rights plan is not intended to prevent a takeover bid or to deter offers for the shares. It is designed to encourage any bidder to provide shareholders with equal treatment in a takeover and full value for their investment.

Board review
The Board, as part of its most recent review and analysis of the continuation of the current rights plan, considered matters including:
*	developments in shareholder rights plans since the current rights plan was ratified by the holders of shares in May 2000;
*	the terms and conditions of rights plans recently adopted by other
        Canadian companies;
* recent experience involving rights plans in the context of takeover bids; and
*       the commentary of the investment community on these plans.

Based upon this review, the Board is proposing the approval of minor amendments to the current rights plan to ensure that it both remains consistent with the latest generation of Canadian rights plans and addresses the concerns of investment industry commentators on a basis consistent with the objectives of these agreements. The proposed amended and restated version of the current rights plan (the "amended and restated rights plan") is not being proposed in response to, or in anticipation of, an acquisition or takeover bid. It is not the intention of the Board, in proposing that the amended and restated rights plan be reconfirmed, to secure the continuance in office of the existing members of the Board or management or to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of the shareholders. The rights of shareholders under existing law to seek a change in management of the Company or to influence or promote action of management in a particular manner will not be affected by the amended and restated rights plan. The reconfirmation of the amended and restated rights plan does not affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company and the shareholders.

Amendments to the current rights plan
The proposed amendments to the current rights plan are limited in number and effect. The main amendment is to the definition of a permitted "Lock-up Agreement". The definition currently provides that persons who have entered into an agreement to tender their Voting Shares (as defined in the current rights plan) to a particular takeover bid must be allowed to withdraw their Voting Shares in order to tender them to an offer that provides for an offer price which exceeds the original offer price by a specified percentage. The amended definition of a "Lock-up Agreement" now also makes clear that a person must be allowed to withdraw Voting Shares in order to tender them to an offer which provides for the purchase of a number of Voting Shares that exceeds the number of Voting Shares to be purchased under the original offer by more than a specified percentage. In addition, the amended definition of "Lock-up Agreement" clarifies that such an agreement may provide for break-up fees within certain specified parameters.
Other minor amendments include changes to the following definitions:
(i)	"Affiliate" - The definition has been modified to address only entities controlled by corporations, as other entities in which a corporation has a non-controlling interest and that need to be captured for purposes of triggering the rights plan are captured through the definition of "acting jointly or in concert";
(ii)	"Beneficial Ownership" - The exemption for Investment Managers set out in this definition has been amended to make clear that Investment Managers will not trigger the plan by virtue of holding securities that are in non-discretionary accounts held on behalf of clients; and
(iii)	"Competing Permitted Bid" - This change has been made to make clear that a Competing Permitted Bid must include a provision that no Voting Shares will be taken up under such a bid unless more than 50 per cent of the Voting Shares held by the parties other than the bidder making such a bid and those acting in concert with that bidder have been tendered to the bid.

Summary of the rights plan
The following is a summary of the principal terms of the amended and restated rights plan which is qualified in its entirety by reference to the text of the amended and restated rights plan. Copies of the complete TELUS amended and restated rights plan are available from the Corporate Secretary.

Effective date
The effective date of the rights plan is March 20, 2000 (the "Effective Date").

Term
Ten years, subject to reconfirmation at this meeting and at the sixth annual meeting following the adoption of the current rights plan.

Issue of Rights
On the Effective Date, one Series A right (a "Series A Right") was issued and attached to each common share outstanding at one minute after the Effective Date (the "Record Time") and will attach to each common share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the expiration of the amended and restated rights plan (the "Expiration Time"). Additionally, on the Effective Date, one Series B right (a "Series B Right") was issued and attached to each non-voting share outstanding at the Record Time and will attach to each non-voting share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time.

Rights Exercise Privilege
The Series A Rights and the Series B Rights will separate from the common shares and non-voting shares and will be exercisable eight trading days (the "Separation Time") after a person has acquired, or commences a takeover bid permitted by the amended and restated rights plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of more than 34.2 per cent of the Voting Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event." Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of the Flip-in Event, each Series A Right (other than those held by the Acquiring Person), will permit the purchase of $320 worth of common shares for $160 (i.e. at a 50 per cent discount) and each Series B Right (other than those held by the Acquiring Person) will permit the purchase of $320 worth of non-voting shares for $160 (i.e. at a 50 per cent discount).
        The issue of the Rights is not initially dilutive. However, upon a Flip-in Event occurring and the Rights separating from the Shares, reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.
        The Flip-in threshold was set at 34.2 per cent in order to respect the terms of the Long-Term Relationship Agreement entered into between GTE Corporation ("GTE"), Anglo-Canadian and the Company at the time of the merger between BC TELECOM and TELUS. In particular, that agreement provides that Anglo-Canadian may increase its approximate 26.7 per cent interest in the Company, held at the time of the agreement, by no more than 7.5 per cent without prior approval of a majority of the Company's independent directors (i.e. directors who are neither GTE designees nor members of Company management).

Certificates and Transferability
Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for common shares and non-voting shares issued from and after the Effective Date and will not be transferable separately from such shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Shares.

Permitted Bid Requirements
The requirements for a Permitted Bid include the following:
(i)	the takeover bid must be made by way of a takeover bid circular;
(ii)	the takeover bid must be made to all holders of Voting Shares;
(iii)	the takeover bid must be outstanding for a minimum period of 60 days and Voting Shares tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60-day period and only at such time if more than 50 per cent of the Voting Shares held by shareholders other than the bidder, its affiliates and persons acting jointly or in concert (the "Independent Shareholders") have been tendered to the takeover bid and not withdrawn;

(iv)	the Voting Shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and
(v)	if more than 50 per cent of the Voting Shares held by Independent
        Shareholders are tendered to the takeover bid within the 60-day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of Voting Shares for an additional 10 business days from the date of such public announcement.

The amended and restated rights plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.

Waiver and Redemption
The Board may, prior to a Flip-in Event, waive the dilutive effects of the amended and restated rights plan in respect of a particular Flip-in Event resulting from a takeover bid made by way of a takeover bid circular to all holders of Voting Shares, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a takeover bid made by way of a takeover bid circular to all holders of Voting Shares. The Board may also waive the amended and restated rights plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to 34.2 per cent or less of the outstanding Voting Shares within 14 days or such other period as may be specified by the Board. With the majority consent of holders of Shares or Rights holders at any time prior to the occurrence of a Flip-in Event, the Board may redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 each.

Exemptions for Certain Holders
Investment advisors or managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies managing investment funds (for employee benefit plans, pension plans, insurance plans or various public bodies), administrators or trustees of registered pension funds, plans or related trusts and Crown agents or agencies acquiring greater than
34.2 per cent of the Voting Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making a takeover bid.

Recommendation of the Board
The Board has determined that the amended and restated rights plan is in the best interests of the Company and its shareholders. The Board unanimously recommends that shareholders vote at the meeting in favour of the resolution to ratify, reconfirm and approve the amended and restated rights plan.
        In order to be effective, the resolution will require the approval of a majority of votes cast by holders of common and non-voting shares, voting together, who vote by person or proxy in respect of the resolution at the meeting. The text of the proposed resolution is as follows:

        BE IT RESOLVED THAT:
        The continued existence of the rights plan as amended and restated (the "Amended and Restated Rights Agreement"), and the Rights therein, be and are hereby, approved and the Amended and Restated Rights Agreement is hereby ratified, reconfirmed and approved by the holders of the shares of the Company.

A similar shareholder reconfirmation process must occur at the Company's annual meeting in 2006 in order for the amended and restated rights plan to remain in effect until March 2010.
        Failing such reconfirmation, the current rights agreement and all outstanding Rights thereunder will terminate.
        The management proxyholders intend to vote for the special resolution reconfirming and approving the amended and restated rights plan, unless the holder of shares specifies that those shares be voted against the ordinary resolution.

mandate and report of
    the corporate governance committee

The mandate of this Committee (the "Governance Committee") is to provide a focus on corporate governance that will enhance corporate performance and ensure on behalf of the Board and shareholders that the Company has an effective corporate governance regime. As at December 31, 2002, the Committee was comprised of Ron P. Triffo (Chair), R. John Butler, G.N. (Mel) Cooper, Iain
J. Harris and Brian F. MacNeill. The current Committee members were appointed on February 28, 2003. The Governance Committee's responsibilities include a duty to assess and, where appropriate, recommend changes to enhance Board effectiveness. The Committee is also responsible for identifying, recruiting, appointing and re-appointing directors and providing ongoing development for directors. Furthermore, the Governance Committee assesses and ensures the independence from management of the Board and Board committees.
        The Governance Committee is comprised of members who are all unrelated, independent and non-management directors as defined by applicable securities regulators. In-camera sessions, without management present, are regularly held as part of each Committee meeting.
        The Company is reviewing the terms of reference of the Governance Committee with a view to include further enhancements, and expects to make available the revised terms of reference on TELUS' Web site at telus.com when the review is completed. Current terms of reference of the Governance Committee are available upon request from the Company's Corporate Secretary.
        TELUS already has in place many practices that are now mandated or recommended by regulatory requirements or guidelines, and in 2002 has reviewed and where appropriate further enhanced its corporate governance program. The Governance Committee is committed to effective corporate governance at TELUS. The following are highlights of some of the initiatives taken by the Governance Committee in the past year:

*	Enhanced the Board, committee and director evaluation processes
        This involved extensively re-designing the Board and committee survey (which is conducted on an annual basis) to provide directors an opportunity to evaluate the mechanisms in place for the Board to not only operate effectively and make decisions in the best interests of the Company, but also to be a strategic asset of the Company. The result is a solid measure of the contributions made by the Board, both collectively and individually, for the long-term success of TELUS.

*	Enhanced and renewed commitment to corporate governance
        Regular updates were received throughout 2002 on corporate governance initiatives taken by securities regulators and others. The Company also held a joint Corporate Governance/Audit Committee meeting in January 2003 to educate directors on current corporate governance proposals by securities regulators and ensure TELUS continues to institute best practices in corporate governance and financial reporting (also, see Mandate and report by the Audit Committee on page 21).

*	Reduced the size of the Board to enhance effectiveness
        The Governance Committee recommended a reduction in Board size from 15 to further enhance the Board's effectiveness (See Election of directors on page 8).

*	Recommended against granting options to directors in 2003 and recommended a review of total compensation in 2003
        The Governance Committee recommended against the granting of options to directors in 2003. The Governance Committee will review in 2003 both the form and quantum of director compensation in order to ensure it is appropriate. The Governance Committee will also review the sufficiency of the current requirement that directors own at least $100,000 in TELUS equity within five years of joining the TELUS Board.

TELUS' statement of corporate governance practices, attached as Appendix A to this information circular, further discloses the Board's continued commitment and efforts to be at the forefront of corporate governance. It highlights the corporate governance systems in place at TELUS and reviews its systems against the Toronto Stock Exchange corporate governance guidelines ("TSX guidelines").

Signed, the members of the Corporate Governance Committee



R.P. Triffo - Chair 			R.J. Butler



G.N. Cooper				J.S. Lacey



B.F. MacNeill

Director compensation
Each director of the Company who is not an employee of the Company, other than Alfred C. Giammarino and Daniel C. Petri, receives an annual fee for acting as a director on the Board and each committee served, plus a further fee for each Board and committee meeting attended.(1) The following sets out the fees paid to directors for the year ending December 31, 2002:


---------------------------------------------------------------------------------------------------------------------------------
Board retainers and meeting fees
for non-management directors									Compensation
---------------------------------------------------------------------------------------------------------------------------------
Vice Chair's retainer fee									$44,000 per annum
Directors' retainer fee										$22,000 per annum
Directors' meeting fee
(including Vice Chair)										$1,200 per meeting
Chair's meeting fee										No meeting fee
---------------------------------------------------------------------------------------------------------------------------------
Committee retainers and meeting
fees for non-management directors								Compensation
---------------------------------------------------------------------------------------------------------------------------------
Directors' retainer fee										$3,000 per annum
Directors' meeting fee										$1,200 per meeting
Chair's retainer fee										$6,000 per annum
Chair's meeting fee										$1,200 per meeting
---------------------------------------------------------------------------------------------------------------------------------
Chairman
Total retainer (instead of Board and
committee retainers and meeting fees)								$175,000 per annum
---------------------------------------------------------------------------------------------------------------------------------
Directors who are requested by the Chairman to perform additional tasks or assignments on behalf of the Board may in certain circumstances receive an additional $1,200 per diem fee for such services.

  (1)	A.C. Giammarino and D.C. Petri do not receive director compensation due to Verizon's policy that no director, by virtue of his employment with Verizon or any of its affiliates, should receive director compensation.

mandate and report of
   the audit committee

Although the Company's management has the primary responsibility for the financial reporting process, the Audit Committee is responsible for overseeing the Company's financial reporting process and ensuring its integrity. The Committee also assumes specified responsibilities beyond those of overseeing the reporting process as delegated by the Board. As at December 31, 2002, the Committee was comprised of Iain J. Harris
(Chair), Peter D. Charbonneau, Alfred C. Giammarino, John S. Lacey and
Donald P. Woodley. The current Committee members were appointed on February 28, 2003.
        As required by mandate, the Audit Committee discusses with the external auditors the scope of their examination, monitors the progress of the independent audit and ensures the adequacy of accounting controls.
        The Audit Committee receives quarterly reports on internal audit program results and an evaluation of internal control systems and risk assessment updates, including legal and regulatory claims, environmental issues, disaster recovery plans, financial derivatives and other exposures. It also receives an annual update on insurance coverage.
        The Audit Committee reviews any changes or adoption of significant accounting policies and estimates impacting the current and future financial statements of the Company. The Audit Committee also regularly reviews updates to the financing plan and policy as well as indemnities and guarantees. The Audit Committee meets at least quarterly and reports on its activities to the Board on a quarterly basis. At each quarterly meeting, the Committee meets separately, in-camera, with both the internal auditor and external auditors.
        The Audit Committee reviews and, if satisfied, recommends to the Board for approval, the public release and filing of any annual audited consolidated financial statements and quarterly unaudited consolidated financial statements of the Company and any subsidiary whose financial statements are publicly filed, including related news releases and management's discussion and analysis (MD&A).
        TELUS is firmly committed to full and fair financial disclosure. The Company is widely recognized as a leader for the quality of its reporting and comprehensiveness of its disclosure. In fact, we have a long history of recognized excellence with eight consecutive years of medal wins (six of them gold) in the telecommunications industry at the Corporate Reporting Awards, a program sponsored by the Canadian Institute of Chartered Accountants (CICA) and the National Post.
        As part of the Company's commitment to remaining best-in-class in financial reporting, the Audit Committee has implemented a number of initiatives that enhance our corporate reporting and provide clear communication to our shareholders. While some of these improvements have recently become mandatory under the rules of various regulators and accounting bodies, many of our measures go beyond those required. The following are some of the Audit Committee's initiatives implemented in 2002, as well as several which are targeted for implementation in 2003:

*	Audit Committee oversees the CEO and CFO certification process
        New requirements under the Sarbanes-Oxley Act ("SOX") in the U.S. require both the CEO and CFO to personally certify to the effect that they:
        * have reviewed and will certify that certain reports, including the annual audited financial statements, MD&A, this information circular and the annual information form, based upon their knowledge, are materially accurate and not misleading;

        * are responsible for establishing and maintaining disclosure controls and procedures; have designed those controls and procedures to ensure material information is made known to them; have evaluated the effectiveness of those controls and procedures; and have presented their conclusions about the effectiveness of those controls and procedures in the annual report;
       * have disclosed to the Audit Committee and external auditors all significant deficiencies and material weaknesses in the design or operation of internal controls as well as any material weaknesses in the internal controls; have disclosed any fraud that involves anyone with a significant role in internal controls; and have indicated any significant changes in internal controls or other factors that could significantly affect internal controls.



TELUS already has in place an extensive and robust set of procedures and controls including a conflict-of-interest disclosure checklist and quarterly legal and regulatory complaint questionnaires. To lend additional support to the certification, TELUS enhanced and formalized a more vigorous internal process that provides the necessary due diligence and investigation to allow the CEO and CFO to sign these certificates with confidence.

*	Financial reporting and disclosure control checklist
        Comprehensive checklists have been developed to provide validation and assurance of financial reporting and proper disclosure controls. These have been cascaded through the organization to senior managers in each of the business units as well as those employees with key roles within the financial and disclosure process. These checklists are based on Guidance on Control issued by the Criteria of Control (CoCo) Board at the CICA and guidance from other accounting and securities regulating bodies.

*	Improvements to risk management process
        Under the direction of a newly appointed Vice-President, Risk Management and Chief Auditor, TELUS has conducted a thorough enterprise-wide risk assessment to support the certification process. In September 2002, TELUS implemented an extensive risk assessment survey of management employees across TELUS. TELUS conducted the survey for the second time in January 2003. The survey results provide an internal controls assessment of the entire organization and individual business units. A report of the risk assessment and survey findings was presented to the Audit Committee and the executive leadership team in the fourth quarter of 2002. Individual executive leadership team members have taken responsibility to address risk mitigation efforts and the risk assessment results drove the development of the 2003 TELUS internal audit plan. The survey is based on the Internal Control - Integrated Framework, published by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. This model represents the U.S. integrated framework for internal control.

*	Management's discussion & analysis enhancements reviewed with the Audit
        Committee
        Beginning with the disclosure of the second quarter results in 2002, off-balance sheet arrangements and contractual liabilities are now part of the MD&A. Under the recently issued CICA guidelines, this change was not mandatory until the end of 2002. As part of the MD&A changes, contingent liabilities and contractual obligations are now included in TELUS' financial report.

*	TELUS ethics policy
        In 2002, TELUS updated its ethics policy, which applies to the Company's directors, officers and all employees. It was introduced to employees through an on-line interactive course, which all employees were required to complete by early 2003. The Board is responsible for monitoring compliance of the TELUS Ethics Policy and granting any waivers from compliance for directors and officers of the Company. The TELUS Ethics Policy is available on TELUS' website at telus.com and upon request to the Company's Corporate Secretary.

*	Whistle Blower ethics hotline
        As part of its Ethics Policy, the Company's whistle blower hotline allows employees and others to anonymously raise accounting, internal controls and ethical issues or complaints. (Hotline phone number:
        1-866-515-6333)

*	External auditors independence and pre-approval of non-audit and audit services
        The Audit Committee considers the independence of the Company auditors to be critical to the integrity of its financial reporting and a key to maintaining best practices in corporate governance. One initiative adopted by the Audit Committee in October 2002 to enhance the independence of the Company's auditors, and to proactively comply with rules proposed by the SEC, was to institute a process to identify, monitor and approve all non-audit and audit services provided by its external auditors.

*	Amendments to the Audit Committee's terms of reference
        The Company is reviewing the terms of reference of the Audit Committee with a view to include further enhancements and changing regulatory requirements, and expects to make available the revised terms of reference on TELUS' Web site at telus.com when the review is completed. Current terms of reference of the Audit Committee are available upon request from the Company's Corporate Secretary.


Signed, the members of the Audit Committee



I.J. Harris - Chair 					P.D. Charbonneau



A.C. Giammarino
mandate and report of the
     human resources and compensation committee

The Human Resources and Compensation Committee (the "Compensation Committee") of the Board of directors is responsible for developing the compensation philosophy and guidelines for executive and management compensation, and for reviewing executive compensation. The Compensation Committee annually reviews and reports to the Board on the Company's organization structure, management's succession plans for the executive leadership team, including specific development plans and career planning for potential successors. It administers Board approved option plans and employee benefit plans (other than pension plans) and recommends option grants to the Board for approval.
        Committee members and non-management directors are not eligible to participate in any of the Company's compensation programs for employees, except for the Share Option and Compensation Plan, which contains separate provisions related to the grant of options, purchase of shares and issuance of deferred share units to non-employee directors. There are no interlocking relationships between the members of the Committee and executives of the Company. As of December 31, 2002, the Committee was composed of John S. Lacey (Chair), Brian MacNeill, Lawrence A. Pentland and Daniel C. Petri. Michael T. Masin (former Committee Chair), Pierre Choquette (former Committee Chair replacing Michael T. Masin) and Geraldine B. Sinclair were members of the Committee during 2002 but resigned prior to December 31, 2002 (October 4, 2002, November 19, 2002 and November 10, 2002, respectively). The current Committee members were appointed on February 28, 2003.
        The Company is reviewing the terms of reference of the Compensation Committee with a view to including further enhancements and expects to make available the revised terms of reference on TELUS' Web site at telus.com when the review is completed. Current terms of reference of the Compensation Committee are available upon request from the Company's Corporate Secretary.

Report on executive compensation
One of the Compensation Committee's roles is to design a compensation arrangement for the Company's executives that will allow the Company to attract and retain the key talent necessary to achieve the business objectives approved by the Board and to enhance the growth and profitability of the Company.

Compensation objectives and principles
The goal is to create a clear linkage between compensation and the achievement of business goals in the short term, medium term and long term by providing appropriate components of fixed compensation, compensation at risk and future income security.
        The Compensation Committee has approved a performance management philosophy that provides a direct linkage between short-, medium- and long-term compensation at risk and the execution strategies required to achieve the goals of continuous growth, excellent customer service and operational excellence while providing a workplace of choice. In establishing the appropriate compensation levels, the Committee receives, the expert advice of outside consultants who conduct surveys and provide competitive data, and recommendations from management.
        The Compensation Committee relates total compensation levels for executives to the compensation paid to executives of two comparator groups: general Canadian industry with revenue similar to that of the Company and Canadian telecommunications companies. The Compensation Committee approves the selection of external consultants, and from time to time reviews the selection of companies used for compensation comparison purposes.

Performance management
For 2002, the Compensation Committee has approved a rigorous, comprehensive and holistic approach towards the assessment of the performance of the executive leadership team. Each executive leadership team member is evaluated using the following assessment tools:
*	personal value-add assessment model
*	individual, business unit and corporate balanced scorecards
*	strategic staffing model.

The personal value-add assessment model is used to assess and rate an executive leadership team member's achievement of results, leadership skills, retention criticality and value to achieving strategy. These ratings, in conjunction with competitive market compensation data and the balanced scorecard results, are used to determine an executive leadership team member's annual variable pay, and restricted share unit and share option grants.
        The strategic staffing model is a comprehensive assessment tool used to assess each executive leadership team member's development and is relied on to develop and regularly update succession plans for executive positions.

Compensation mix
The key elements of the Company's executive compensation program are base salary and at-risk compensation, which comprises annual variable pay, allocations of restricted share units and long-term incentives. These key elements are addressed separately below. The Compensation Committee has adopted a market-based approach to ensure that the Company provides competitive compensation. Total compensation is generally targeted to be at the 75th percentile of the two comparator groups. The Compensation Committee will also consider all elements of an executive's total compensation including health and welfare benefits, retirement programs, perquisites and severance arrangements. This philosophy results in base salary comprising less than 50 per cent of total compensation.

Base salary
In accordance with its market-based approach, the Compensation Committee has targeted base salaries to be at approximately the 50th percentile of the comparator groups. Individual base salaries are adjusted by the Compensation Committee to recognize varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity issues, as well as the pay practices of companies in the comparator groups.

At-risk incentive pay
The Compensation Committee is a proponent of linking compensation directly to the ultimate achievement of business objectives. As a result, the target at-risk incentive pay for executives is greater than the base salary. The Company adopts three strategies for at-risk incentive pay:

1.	Annual variable pay plan
This annual plan implements the Company's pay-for-performance philosophy by providing executives with direct financial incentives in the form of an annual cash award based on the achievement of corporate, strategic business unit and individual performance goals. The actual achievement of annual business plans as reflected through performance measurement and quantifiable goals will ultimately determine the annual variable compensation received.
        Specific targets were established using a balanced scorecard approach with 2002 corporate targets tied to profitable growth, targeted market revenue growth, business efficiency and employee engagement. Balanced scorecard targets were also set for each strategic business unit. The awards payable to the executive leadership team members are determined based on meeting the corporate targets and their strategic business unit targets, as set out in the corporate balanced scorecard and their respective strategic business unit balanced scorecards, and achieving the results set out in their personal performance objectives. Results at less than target would result in a reduced or zero award.
Corporate and strategic business unit scorecard objectives were tied to the strategic imperatives of TELUS, which are as follows:
*	provide integrated solutions;
*	build national capabilities across data, IP, voice and mobility;
*	partner, acquire and divest as necessary;
*	focus relentlessly on growth markets;
*	go to the market as one team; and,
*	invest in internal capabilities.

The weighting generally given to corporate results, strategic business unit
(SBU) results and personal results and their respective target awards for each executive leadership team member is set out in the following table:


---------------------------------------------------------------------------------------------------------------------------------
						    Component weighting				                    Target award
---------------------------------------------------------------------------------------------------------------------------------
	 							          Average
				    Corporate	    SBU		          customer facing	Personal	    % of
Position	 		    results	    results	          SBU results	 	results		    base salary
---------------------------------------------------------------------------------------------------------------------------------
President & CEO			    30%		    20% (composite)       30%		        20%		    50%
EVP - Customer facing SBU	    50%		    30%		          n/a	                20%		    50%(1)
EVP - Business enabling SBU	    30%		    20%		          30%	                20%		    50%
---------------------------------------------------------------------------------------------------------------------------------

(1)	The Executive Vice-President & President & CEO of TELUS Mobility's
target award is 100 per cent of base salary as he does not participate in any mid-term incentive or pension plans.

The award for the Executive Vice-President of a business enabling strategic business unit such as Finance and Human Resources is based in part on the success of the Company's customer facing strategic business units to ensure direct line of sight to the achievement of line objectives. The award for the President & CEO is based in part on the average results of all the strategic business units.
        The personal performance of each member of the executive leadership team (other than the President & CEO) is assessed by the President & CEO, and the performance of the President & CEO is assessed by the Compensation Committee. The personal performance scorecard component is then determined based on the following table:


---------------------------------------------------------------------------------------------------------------------------------
Personal Performance
---------------------------------------------------------------------------------------------------------------------------------
						Performance
Rating						rating		Multiplier
---------------------------------------------------------------------------------------------------------------------------------
Below expectation				2		0.0
Needs improvement				3-4		0.2-0.6
Contributing					5-6-7		0.7-1.0
Superior					8-9		1.1-1.5
Distinguished					10		Greater than 1.5
---------------------------------------------------------------------------------------------------------------------------------

This approach ensures that payouts reflect performance levels that require truly outstanding results to deliver multipliers greater than 1.0.

        For 2002, the TELUS corporate balanced scorecard result was 76% of target, while the overall annual variable pay plan results for the executive leadership team members were below target, with the exception of the result for the Executive Vice-President & President & CEO of TELUS Mobility.

2.	Mid-term incentives
In 2002, the Compensation Committee approved a reduction in the cash component of annual variable pay ranges and substituted it with the implementation of a mid-term incentive plan in the form of Restricted Share Units (RSUs) for executive leadership team members. The purpose of this plan is to link a portion of the at-risk compensation to both the achievement of performance targets and total shareholder return, and to promote the retention of executives. The amount and terms of any allocation are determined by the Compensation Committee.
        Generally, the number of RSUs allocated to an executive is based on the achievement by the executive of performance targets in the preceding year. For 2002, Darren Entwistle received an additional award of RSUs in lieu of a full grant of share options (award split between 60% RSUs and 40% share options). Each RSU is equal in value to one non-voting share calculated in the manner provided in the respective RSU plans. Dividends on non-voting shares are credited to a participant's account and are recorded as additional RSUs during the three-year life of each allocation. In order to protect and further align the executive leadership team's interests with shareholders' interests, the value of the award is linked to the share price on non-voting shares.

  The 2001 RSU plan provided that RSUs were allocated at a value equal to the weighted average trading price per non-voting share on the Toronto Stock Exchange on the day preceding the date of allocation. Unless otherwise determined with respect to any particular allocation, the RSU plan implemented in 2002 (the "RSU II plan") provides that the RSUs are allocated at the value of the non-voting shares at the beginning or end of the year preceding the year of allocation, whichever is higher. For the implementation year of the RSU II plan, the beginning of the year was set at May 1, 2002 rather than January 1, 2002. The value of the non-voting shares is calculated on the basis of the weighted average trading price of the non-voting shares of the Toronto Stock Exchange for the 15 business days preceding the date of allocation. For example, for the RSUs allocated in 2004, the RSUs will be allocated based on the trading values of the non-voting shares determined in the above manner at January 1, 2003 or December 31, 2003, whichever is higher.
        Retention is promoted through the vesting of RSUs. Under the 2001 RSU plan, the allocated RSUs vest on October 18, 2004 and are paid out prior to that year-end. The allocated RSUs under the RSU II plan vest and become payable in equal installments over a three-year period. All RSUs must be paid out before the end of the third year. The value of the RSUs at pay-out is based on the value of non-voting shares at that time, calculated in the manner required by the applicable plan. Payments under the 2001 RSU plan may be in cash or in non-voting shares purchased in the market and under the RSU II plan may be in cash or non-voting shares purchased in the market, or, subject to all necessary corporate and regulatory approvals, in non-voting shares issued from treasury.

3.	Long-term incentives
Long-term incentives are provided under the Share Option and Compensation Plan. The value of long-term incentives was established using a similar methodology to that used for the annual incentive plan of the Company. The purpose of the plan is to align the interests of shareholders with those of executives and non-employee directors and to provide incentive compensation based on the appreciation in value of the common shares and non-voting shares. This strategy provides an opportunity for executives to acquire, through share options, an increased proprietary interest in the Company.
        The amount and terms of any grant as determined by the Compensation Committee will be consistent with the overall compensation philosophy and objectives as set out above. As noted previously, share option grants are based on two main factors: competitive market compensation considerations and each executive leadership team member's personal value-add assessment model ratings.
        Share options will be granted at an exercise price not less than the market value of the non-voting shares, on the last business day before the grant date as determined pursuant to the plan. For 2002, primary grants were issued with graduated vesting over three years. One named executive was granted options with possible vesting no later than two years after the grant. Prior option grants are not taken into account in determining whether and, if so, how many new options would be granted.

Compensation of CEO
The principles used for determining the compensation of the President & CEO, Darren Entwistle, were identical to those established for the other executives, other than noted previously.

Share ownership guidelines
Share ownership guidelines have been introduced to provide a further link between executive share ownership and that of our shareholders, thereby demonstrating our executives' ongoing alliance with our shareholders.
        The share ownership targets provide for a value of at least three times annual base salary for the President & CEO and one times annual base salary for the executive leadership team. The share ownership can be a mix of common and non-voting shares and is to be acquired over a five-year period (i.e. by the end of 2007). Certain executives already have significant shareholdings and meet or exceed these targets.

Executive shareholdings summary table
The following table provides information concerning the total TELUS shareholdings held by each named executive (as set out in the Executive compensation summary table on page 29), dollar value of shareholdings and share ownership level (based on dollar value) to executive base salary ratio, as at December 31, 2002 (see share owner-ship guidelines on page 27).


---------------------------------------------------------------------------------------------------------------------------------
				   TELUS Shareholdings
				   (common shares/non-voting					           Executive's share
				   shares/restricted share units for 	     Dollar value of	           ownership level to
Name				   non-voting shares)			     shareholdings ($)(1)	   base salary ratio
---------------------------------------------------------------------------------------------------------------------------------
Darren Entwistle		   10,723/71,468/28,626			     1,803,639		           2.3
George Cope			   -/165,048/-				     2,665,525		           4.4
John Maduri			   6,743/-/-				       117,665		           0.3
Robert McFarlane		   0/176,829/13,397			     3,072,154		           7.7
Barry Baptie			   8,648/526/11,330			       342,380		           1.0
---------------------------------------------------------------------------------------------------------------------------------

(1)	At the close of trading on December 31, 2002 the market price of the common shares was $17.45 and the market price of the non-voting shares was $16.15.

Conclusion
The Compensation Committee believes that the various components of compensation are appropriately balanced to provide direction and motivation for the executives to make a positive contribution to the Company's overall success and to deliver growth and synergy opportunities, thereby enhancing the value of the Company for our shareholders.



Signed, the members of the Human Resources and Compensation Committee



J.S. Lacey - Chair 				B.F. MacNeill



L.A. Pentland					D.C. Petri



D.P. Woodley

Executive compensation summary table
In accordance with executive compensation reporting requirements of applicable securities regulations, the following table provides information concerning the total compensation paid during the last three fiscal years to the CEO of the Company in the year ended December 31, 2002 and the four other executive officers employed by the Company as at December 31, 2002 who had the highest individual aggregate annual salary and bonuses during 2002 (collectively, the "named executives"). The figures shown for each of the three years represent those amounts paid by the Company or its predecessors to the named executives.
        The amounts shown in the following tables may include the issuance of options, and options given under the former option plan of Clearnet Communications Inc., adjusted in number to take into consideration the conversion of such options into options for Company shares pursuant to an option plan adopted only for this purpose, in addition to the options granted under the Company's Share Option and Compensation Plan.

---------------------------------------------------------------------------------------------------------------------------------
Compensation
---------------------------------------------------------------------------------------------------------------------------------
					Annual Compensation				Long Term Compensation
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
							     Other	    Number of     Restricted
	 			 			     annual	    securities    shares or 		     All other
 							     compen-        under  	  restricted		     compen-
Name and		   Year ended	Salary	  Bonus(1)   sation(2)      options	  share units     LTIP	     sation
principal position	   December 31	  ($)	      ($)         ($)	    granted(3)	         ($)	  payouts    ($)
---------------------------------------------------------------------------------------------------------------------------------

Darren Entwistle	   2002	        785,000	  371,305    97,247(4)	    163,255	  1,824,014(6) 	   -	      60,183(8)
President & Chief	   2001	        785,000	  510,250    109,075(5)	    380,000	    510,250(7)	   -	      60,183(8)
Executive Officer	   2000	        335,000	  279,390	 -	    215,025	       -	   -	     150,000(9)
(2000-07-10 to present)			   -	     -	         -	    350,000	       -	   -	        -
---------------------------------------------------------------------------------------------------------------------------------
George Cope		   2002	        600,000	  636,000	 -	     95,000	       -	   -	        -
Executive Vice-President   2001	        560,080	  596,858	 -	    208,335	       -	   -       1,400,000(10)
& President & CEO, 	   2000	        70,278	  127,417	 -	    352,824	       -	   -	        -
TELUS Mobility
(2000-11-15 to present)
---------------------------------------------------------------------------------------------------------------------------------
John Maduri 		   2002	        360,000	  138,060     171,260(11)    80,000	    138,060(6)	   -	        -
Executive Vice-President   2001	        360,000	  361,080     368,479(12)    75,000	       -	   -	      11,040(8)
& President,				   -	     -	         -	       -	       -	   -	      10,000(13)
Business Solutions	   2000		240,000	  166,800	 -	     31,758	       -	   -	      35,000(9)
(2000-05-01 to present) 		   -	     -	         -	    142,820	       -	   -	        -
---------------------------------------------------------------------------------------------------------------------------------
Robert McFarlane	   2002		400,000	  183,600  	 -	     50,000	    191,387(6)	   -
Executive Vice-President   2001		400,000	  238,800        -	     50,000	    238,800(7)	   -	      15,333(8)
& Chief Financial Officer		   -	   -	         -		-	       -	   -	     875,000(10)
(2000-11-06 to present)	   2000		 61,111	   92,667		     44,109	       -	   -	       7,900(13)
									    128,958				      10,000(13)
---------------------------------------------------------------------------------------------------------------------------------
Barry Baptie		   2002		350,000	  153,125     32,462(14)     50,000	    159,710(6)	   -	      13,416(8)
Executive Vice-President,  2001		350,000	  201,950     27,481(14)     60,000	    201,950(7)	   -	      57,441(15)
Technology & Operations			   -	     -	        -	       -	       -	   -	      90,044(16)
(1977-08-22 to present)	   2000		320,154	  222,507     18,378(14)     38,595	       -	   -	      75,000(9)
					   -	     -	        -	       -	       -	   -	      10,000(13)
---------------------------------------------------------------------------------------------------------------------------------

  (1)	Represents variable "at risk" component of cash compensation earned under the annual variable pay plan. Amounts are paid in first quarter of following year.
  (2)	Except as noted, the value of perquisites and other personal benefits received by named executives is no greater than the lesser of $50,000 and 10 per cent of annual salary and bonus of the respective named executives.
  (3)	Annual option grants under the Share Option and Compensation
        Plan awarded to the named executives in relation to the 2002 financial year were approved by the Compensation Committee and the Board on the 11th and 12th of February 2003. Similarly, previous years' grants have been reclassified to the financial year to which the grant is attributed. The details with respect to the option grants made in 2000 with respect to 1999 performance are in the 2001 information circular.
  (4)	Consists of $50,000 bonus paid to allow executive to repay
        Company loan in that amount, deemed interest on interest-free Company loan and bonus in an amount sufficient to cover the taxes on both the loan repayment bonus and the deemed interest.
  (5)	Consists of $50,000 bonus paid to allow executive to repay
        Company loan in that amount, deemed interest on interest-free Company loan, deemed interest on a relocation expense payment in 2000 in the amount of $49,350, and bonus in an amount sufficient to cover the taxes on both the loan repayment bonus and the deemed interest.


  (6)	Except as noted below for Darren Entwistle, amounts shown for
        2002 for Misters. Entwistle, Maduri, McFarlane and Baptie represent awards made on February 11, 2003 under the Company's RSU II plan which were converted into RSUs based on a share price of $16.11, which was the weighted average trading price of the non-voting shares on the Toronto Stock Exchange for the 15 business days ending December 31, 2002. The closing price of non-voting shares on the Toronto Stock Exchange on December 31, 2002 was $16.15. The number of RSUs awarded under the RSU II plan are as follows: Darren Entwistle - 23,048; John Maduri - 8,570; Robert McFarlane - 11,397; and Barry Baptie - 9,505. The amount for 2002 also includes the value as of December 31, 2002 of additional RSUs which were credited to such participants on the RSUs under the 2001 RSU plan to reflect payment of dividends on the non-voting shares during 2002. The RSUs under the RSU II plan vest in equal numbers over three years. During the life of the RSU, the named executives will also receive additional RSUs equal to any dividends paid on the non-voting shares. On vesting, the value of the RSUs is equal to the 15-day weighted average trading price of the non-voting shares on the Toronto Stock Exchange on the day prior to vesting multiplied by the number of RSUs held. Payout at vesting may be made in cash, non- voting shares purchased in the market or subject to all necessary corporate and regulatory approvals, in non-voting shares issued from treasury. The number of RSUs awarded is based on the achievement of 2002 performance results. For Darren Entwistle, his grant was comprised of 23,048 RSUs for 2002 performance (based on $16.11) and 96,640 RSUs (based on $14.86, the weighted average trading price of the non-voting shares on the Toronto Stock Exchange on February 11, 2003). The 96,640 RSUs were an additional award granted to Mr. Entwistle in lieu of a full grant of share options (award split between 60 per cent RSUs and 40 per cent share options).
  (7)	The number of RSUs awarded under the 2001 RSU plan are as
        follows: Darren Entwistle - 27,596; Robert McFarlane - 12,915; and Barry Baptie - 10,922. Dollar figures shown represent the number of outstanding RSUs multiplied by the weighted average trading price of non-voting shares as of February 12, 2002 being the date of grant. Each RSU is equal to the value of one non-voting share, as calculated under the plan. The RSUs vest on October 18, 2004. During the life of the RSUs, the executive will also receive additional RSUs equal to any dividends paid on the non-voting shares. On vesting, the value of the RSUs is equal to the weighted average trading price of the non-voting shares on that day multiplied by the number of RSUs held. Payout at vesting may be made in cash or in non-voting shares purchased in the market.
  (8)	Payment in lieu of accrued but unused vacation.
  (9)	Special bonus related to Clearnet acquisition.
  (10)	Payment of obligations assumed by TELUS upon acquisition of
        Clearnet Communications Inc.
  (11)	Consists of $100,000 bonus paid to allow executive to repay
        Company loan in that amount, deemed interest on interest-free Company loan and deemed interest on a housing cost-differential payment in the amount of $105,951 for 2002, and bonus in an amount sufficient to cover the taxes on both the loan repayment bonus and the deemed interest.
  (12)	Consists of $200,000 bonus paid to allow executive to repay
        Company loan in that amount, deemed interest on interest-free Company loan and deemed interest on a housing cost-differential payment in the amount of $205,951 for 2001, and bonus in an amount sufficient to cover the taxes on both the loan repayment bonus and the deemed interest.
  (13)	Relocation expense payment.
  (14)	Housing cost-differential payment.
  (15)	Payment in lieu of accrued but unused vacation from years prior to the executive leadership team appointment.
  (16)	Payment to cover tax differences between provinces.

Options granted for the most recently completed financial year
A change in the timing of share option grants to executives occurred for the 2001 fiscal year. In the prior years, the executives received share option grants in the same fiscal year as the year for which such options were awarded. In 2001, share option grants for 2001 performance were not awarded until 2002. Accordingly, for this transition year only and in order to provide shareholders with the most recent and complete information, two tables are published below. The first table is for option grants made in February 2003 for fiscal year 2002 performance, and the second table is for option grants made in February 2002 for fiscal year 2001 performance.

The following option grants to the named executives were made in February 2003 in respect of 2002 performance:


---------------------------------------------------------------------------------------------------------------------------------
											Market value
			                      % of total				of securities
			Securities under      options granted to      Exercise or	underlying options
			options granted(1)    employees in	      base price	on the date of grant
Name			 (#)		      financial year(1)       ($/security)(2)   ($/security)(3)		Expiration date
---------------------------------------------------------------------------------------------------------------------------------
Darren Entwistle        163,255        	      3.41	              $14.86             $15.16                 February 12, 2010
George Cope		 95,000		      1.98		      $14.86		 $15.16	                February 12, 2010
John Maduri		 80,000		      1.67		      $14.86		 $15.16	                February 12, 2010
Robert McFarlane	 50,000		      1.04		      $14.86		 $15.16	                February 12, 2010
Barry Baptie		 50,000		      1.04		      $14.86		 $15.16	                February 12, 2010
---------------------------------------------------------------------------------------------------------------------------------

  (1)   Percentage refers to percentage of total grant of TELUS share options. All grants are in respect of non-voting shares.
  (2)	TELUS options are granted at or above the weighted average
        trading price of the non-voting shares on the last business day before the date of grant.
  (3)	Actual weighted average trading price on the date of grant.

The following option grants were made to the named executives in 2002 in respect of 2001 performance:

---------------------------------------------------------------------------------------------------------------------------------
											Market value
					      % of total				of securities
			Securities under      option granted to	      Exercise or	underlying options
			options granted(1)    employees in	      base price	on the date of grant
Name			(#)		      financial year(1)	      ($/security)(2)	($/security)(3)	        Expiration date
---------------------------------------------------------------------------------------------------------------------------------
Darren Entwistle	380,000		      7.93		      24.00		18.15		        February 13, 2012
George Cope(4)	           -		       -		        -		  -		                -
John Maduri		75,000		      1.57		      24.00		18.15		        February 13, 2012
Robert McFarlane	50,000		      1.04		      24.00		18.15		        February 13, 2012
Barry Baptie		60,000		      1.25		      24.00		18.15		        February 13, 2012
---------------------------------------------------------------------------------------------------------------------------------

  (1)   Percentage refers to percentage of total grant of TELUS stock options. All grants are in respect of non-voting shares.
  (2) TELUS options are granted at or above the weighted average trading price of the non-voting shares on the last business day before the date of grant.
  (3)   Actual weighted average trading price on the date of grant.
  (4)	No options were granted to Mr. Cope in 2002 because 208,335
        options were granted to him on December 21, 2001 under his employment agreement.

Aggregated options exercised during the most recently completed financial year and financial year-end option values for the named executives
---------------------------------------------------------------------------------------------------------------------------------
		       Securities	Aggregate					            Value of unexercised
		       acquired on	value						            in the money options
	 	       exercise	        realized	        Unexercised options                 at FY-end
Name			     (#)	      ($)	        at FY-end(1)	                    ($) exercisable/unexercisable
---------------------------------------------------------------------------------------------------------------------------------
					             common shares/	         common shares/
					             non-voting shares	         non-voting shares
			                             (#) exercisable	         (#) unexercisable
---------------------------------------------------------------------------------------------------------------------------------
Darren Entwistle       -	        -	      0/71,675		         350,000/523,350     -/-
George Cope	       -	        -	      0/234,824		         261,852/268,983     529,655(2)/-
John Maduri	       -	        -	      65,586/10,586	           87,820/96,172     -/-
Robert McFarlane       -	        -	      51,060/178,303		   77,898/79,403     423,724(2)/-
Barry Baptie	       -   	        -	      13,765(3)/17,100/12,865	   26,945/85,730     -/-
---------------------------------------------------------------------------------------------------------------------------------

  (1)	At the close of trading on December 31, 2002 the market price of the common shares was $17.45 and the market price of the non-voting shares was $16.15.
  (2)	Based on the difference between the exercise price and the
        closing market price of the underlying non-voting shares ($16.15 for the non-voting shares) on December 31, 2002.
  (3)	Options acquired pre-merger for 75 per cent common shares and
        25 per cent non-voting shares when exercised.

SAR grants during the most recently completed financial year
The following RSUallocations were made to the named executives in February 2003 in respect of 2002:

---------------------------------------------------------------------------------------------------------------------------------
								                          Market value
					      % of total	                          of securities
			Securities under      SARs granted to	                          underlying SARs on
			SARs granted	      employees in	      Base price	  the date of grant
Name			(#)	 	      financial year(1)	      ($/security)(2)	  ($/security)(3)	Expiration date
---------------------------------------------------------------------------------------------------------------------------------
Darren Entwistle	23,048		      11.42%		      $16.11		  $14.86		December 1, 2005
			96,640(4)	      47.89%		      $14.86(4)	          $14.86		December 1, 2005
George Cope		  -			-			 -		     -		                 -
John Maduri		 8,570		       4.25%		      $16.11		  $14.86		December 1, 2005
Robert McFarlane	11,397		       5.65%		      $16.11		  $14.86		December 1, 2005
Barry Baptie		 9,505		       4.71%		      $16.11		  $14.86		December 1, 2005
---------------------------------------------------------------------------------------------------------------------------------

  (1)	Percentage refers to percentage of total allocation of RSUs at the date of allocation.
  (2)	RSUs are generally granted under the RSU II plan based on the weighted average closing price of the non-voting shares of the Company on the Toronto Stock Exchange for the 15 business days ending December 31, 2002.
  (3)	The weighted average trading price of the non-voting shares on the Toronto Stock Exchange on the allocation date of February 11, 2003.
  (4)	RSUs granted based on a split in equity grant of 60 per cent
        RSUs and 40 per cent options. The number of RSUs granted was based on the value of the weighted average trading price of the non-voting shares on the Toronto Stock Exchange on February 11, 2003.

The following RSU allocations were made to the named executives in 2002 in respect of 2001:

---------------------------------------------------------------------------------------------------------------------------------
											  Market value
					      % of total				  of securities
			Securities under      SARs granted to			          underlying SARs on
			SARs granted	      employees in	      Base price	  the date of grant
Name			(#)		      financial year(1)	      ($/security)(2)	  ($/security)(2)	Expiration date
---------------------------------------------------------------------------------------------------------------------------------
Darren Entwistle	27,596		      29.65%		      $18.49		  $18.49		October 18, 2004
George Cope		  -		        -		 	 -		     -		                  -
John Maduri		  -			-			 - 	             -
Robert McFarlane	12,915		      13.88%		      $18.49		  $18.49		October 18, 2004
Barry Baptie		10,922		      11.73%		      $18.49		  $18.49		October 18, 2004
---------------------------------------------------------------------------------------------------------------------------------

(1)	Percentage refers to percentage of total allocation of RSUs at date of allocation.
(2)	RSUs were granted based on the weighted average trading price of the non-voting shares of the Company on the Toronto Stock Exchange on the allocation date of February 12, 2002.

Aggregated SARs exercised during the most recently completed financial year and financial year-end SAR values for the named executives

S>
---------------------------------------------------------------------------------------------------------------------------------
			Securities	    Aggregate						 Value of unexercised
			acquired on 	    value	        Unexercised SARs		 in the money SARs
			exercise	    realized		at FY-end			 at FY-end
Name			(#)		     ($)		(#) exercisable/unexercisable(1) ($)exercisable/unexercisable(2)
Darren Entwistle	-		      -		        -/148,314			 -/2,390,484
George Cope		-		      -		        -/-				 -/-
John Maduri		-		      -		        -/ 8,570			 -/138,063
Robert McFarlane	-		      -		        -/24,794			 -/399,967
Barry Baptie		-		      -		        -/20,835			 -/336,105
---------------------------------------------------------------------------------------------------------------------------------

  (1)	Also includes the RSUs credited under the 2001 RSU plan to
        named executives reflecting dividends paid on non-voting shares during 2002.
  (2)	RSUs under the 2001 plan are valued at the weighted average
        trading price of the non-voting shares on the Toronto Stock Exchange on December 31, 2002. RSUs under the RSU II plan are valued at the weighted average trading price of the non-voting shares on the Toronto Stock Exchange for the 15 days ending December 31, 2002.

TELUS pension plan
The TELUS Supplementary Retirement Arrangement ("SRA") establishes an overall retirement income benefit which provides supplemental pension benefits to be paid to a retired executive in addition to the pension income under the existing registered company pension plans.
        Named executives, other than George Cope, participate in the Company's contributory registered pension plans. The SRA for the named executives supplements these plans by providing a total benefit at retirement determined as two per cent of a person's highest consecutive three years' average pensionable remuneration times the total number of years of credited service to a maximum of 35. (Pensionable remuneration is base salary increased by 50 per cent for annual variable compensation payments to the named executives other than the CEO, and by 60 per cent for the CEO). The following table shows the total of the annual retirement benefits, payable from both the SRA and registered pension plans, assuming retirement at age 60 or over:




Pension Plan table 2002
                                                          Years of service
---------------------------------------------------------------------------------------------------------------------------------
            Remuneration ($)    15		  20		   25		    30		     35
---------------------------------------------------------------------------------------------------------------------------------

	      175,000	         52,500		  70,000	    87,500	    105,000	      122,500
	      200,000	         60,000		  80,000	   100,000	    120,000	      140,000
	      225,000	         67,500		  90,000	   112,500	    135,000	      157,500
	      250,000	         75,000		 100,000	   125,000 	    150,000   	      175,000
	      300,000	         90,000		 120,000	   150,000	    180,000	      210,000
	      350,000	        105,000	         140,000	   175,000	    210,000	      245,000
	      400,000	        120,000	         160,000	   200,000	    240,000	      280,000
	      450,000	        135,000	         180,000	   225,000	    270,000	      315,000
	      500,000	        150,000  	 200,000	   250,000	    300,000	      350,000
	      550,000	        165,000	         220,000	   275,000	    330,000	      385,000
	      600,000	        180,000	         240,000	   300,000	    360,000	      420,000
	      650,000	        195,000	         260,000	   325,000	    390,000	      455,000
	      700,000	        210,000	         280,000	   350,000	    420,000	      490,000
	      750,000	        225,000	         300,000	   375,000	    450,000   	      525,000
	      800,000	        240,000	         320,000	   400,000	    480,000	      560,000
	      850,000	        255,000	         340,000	   425,000	    510,000	      595,000
	      900,000	        270,000	         360,000	   450,000	    540,000           630,000
	      950,000	        285,000	         380,000	   475,000	    570,000	      665,000
	    1,000,000	        300,000	         400,000	   500,000   	    600,000	      700,000
	    1,050,000	        315,000	         420,000	   525,000	    630,000	      735,000
	    1,100,000  	        330,000	         440,000	   550,000	    660,000	      770,000
	    1,150,000	        345,000	         460,000	   575,000	    690,000	      805,000
	    1,200,000	        360,000	         480,000	   600,000	    720,000	      840,000
	    1,250,000	        375,000	         500,000	   625,000	    750,000	      875,000
	    1,300,000	        390,000	         520,000	   650,000	    780,000	      910,000
	    1,350,000	        405,000          540,000	   675,000	    810,000  	      945,000
	    1,400,000	        420,000	         560,000	   700,000	    840,000	      980,000
	    1,450,000	        435,000	         580,000	   725,000	    870,000  	    1,015,000
---------------------------------------------------------------------------------------------------------------------------------

  (1)	The compensation covered by the SRA for each of the named
        executives is based on his respective salary shown in the executive summary compensation table plus 60 per cent for the CEO and 50 per cent for each of the other participating named executives.
  (2)	The benefits under the registered pension plans and the SRA are payable for a member's lifetime with a 60 per cent benefit payable to the surviving spouse.
  (3)	The pension at retirement, at age 60 with less than 15 years'
        service, will be reduced.
  (4)	The above benefits are not offset by any CPP/QPP payments.

The years of credited service as of December 31, 2002 for pension plan purposes for the named executives other than George Cope are as follows: Darren Entwistle, two years and six months; John Maduri, four years and four months; Robert McFarlane, two years and two months; and Barry Baptie, twenty-five years and four months.

Employment agreements
TELUS has entered into executive employment agreements with an indefinite term with Darren Entwistle and Barry Baptie. Pursuant to these agreements, the executive's base salary for 2002 was established and an incentive compensation target of 50 per cent of base salary in 2002 was set. At the commencement of his employment, Darren Entwistle received a $250,000 interest-free forgivable loan net of tax obligations under his contract, of which $50,000 was forgiven in each of 2001 and 2002.
        Each agreement provides that if the employment of the executive were terminated at any time other than for just cause or by reason of death, disability or retirement, the executive will be paid a severance payment equal to two times his annual compensation and will be provided with continued benefit coverage and continued accrual of pensionable service for two years following the date of termination. Each agreement contains a prohibition on the improper disclosure or use of confidential information and a one-year non-competition restriction after termination.
        TELUS has entered into an agreement with John Maduri which is similar to the agreements with Darren Entwistle and Barry Baptie, except that the agreement with John Maduri provides that if the employment of the executive were terminated other than for just cause or by reason of death, disability or retirement, he will be paid a severance payment equal to one and one-half times his annual compensation and will be provided with continued benefit coverage and continued accrual of pension plan rights for 18 months following the date of termination. John Maduri received a $300,000 interest-free forgivable loan net of tax obligations under his contract, of which $200,000 was forgiven in 2001 and $100,000 was forgiven in 2002. Under his agreement, John Maduri is entitled to credit under the SRA of two years of pension service for each full year of employment during the first five years.
        TELUS has entered into an agreement with George Cope which is similar to the agreements with Darren Entwistle and Barry Baptie, except that the agreement with George Cope is for a fixed term expiring on December 31, 2004 and he does not participate in the pension plans of TELUS. George Cope's stock option grant is structured to vest on December 31, 2004, subject to the terms of his agreement. The agreement provides that if the employment of the executive were terminated at any time prior to expiry of the term other than for just cause or by reason of death or disability, he will be entitled to his salary for the balance of the term of his agreement.
In addition, if his employment were terminated, with the result that the one-year competition restriction becomes effective, the executive will be entitled to one year of annual compensation.
        TELUS has entered into an agreement with Robert McFarlane which is similar to the agreements with Darren Entwistle and Barry Baptie, except that the agreement with Robert McFarlane provides that if the employment of the executive were terminated during the first three years other than for just cause or by reason of death, disability or retirement, he will be paid a severance payment equal to one and one-half times his annual compensation and will be provided with continued benefit coverage and continued accrual of pension plan rights for 18 months following the date of termination. In addition, if his employment were terminated with the result that the one-year competition restriction becomes effective, he will be entitled to one year of annual compensation.

Indebtedness of directors and officers
No director or officer of the Company or proposed nominee for election as a director of the Company, or any associate thereof, is or has been indebted to the Company or its subsidiaries since January 1, 2002 except with respect to loans as noted below. The Company provided assistance by way of loans to certain officers to minimize financial exposure associated with their acceptance of a position with the Company or to assist with housing costs. The aggregate amount of all indebtedness to the Company or to any of its subsidiaries from directors or officers as at February 28, 2003 was $450,000. The following table, presented in accordance with applicable securities laws, shows the details of certain indebtedness owed by directors and officers of the Company. All such indebtedness was incurred prior to July 30, 2002, the enactment date of the Sarbanes-Oxley Act (SOX). In compliance with that legislation, no new personal loans to directors and executive officers were made or arranged, and no pre-existing personal loans were renewed or modified, since July 30, 2002.

---------------------------------------------------------------------------------------------------------------------------------

						Involvement of		Largest amount outstanding 	Amount outstanding as at
Name and principal position			issuer or subsidiary	during 2002 ($)			February 28, 2003 ($)
---------------------------------------------------------------------------------------------------------------------------------

Darren Entwistle
President & CEO					Loan from Issuer(1)	200,000				150,000
Joseph Grech
Executive Vice-President
& President, Partner Solutions			Loan from Issuer(2)	300,000				300,000
John Maduri
Executive Vice-President
& President, Business Solutions	Loan from 	Issuer(3)		100,000				   -
---------------------------------------------------------------------------------------------------------------------------------

  (1)	Interest-free. Repayment in 2002 of $50,000 was offset by a
        Company bonus in an amount sufficient to cover the amount repaid and taxes thereon. Repayment of the balance of the loan in increments of $50,000 due in each of 2003 through 2005 will be offset by Company bonuses in an amount sufficient to cover the amount repaid and taxes thereon if the executive is an employee at those times. The loan will be repaid in a similar manner on the executive's death or his termination without cause or as a result of disability.
  (2)	Interest-free. Loan payable on November 23, 2003.
  (3)	Interest-free. Repaid in 2002, with payment offset by a Company bonus in an amount sufficient to cover the amount repaid and taxes thereon.

Performance graph
The following graph compares the yearly change over the past five years in the cumulative total shareholder return on the common shares and non-voting shares of TELUS(1) with the cumulative total return on the S&P/TSX Composite Index, assuming a $100 investment on December 31, 1997 and re-investment of dividends.


                                 [PERFORMANCE GRAPH]

Foot-note belongs to graph

  (1)	For the period December 31, 1997 to December 31, 1998 TELUS
        common share and non-voting share total returns are calculated at the January 31, 1999 merger ratio of 52.5 per cent of BC TELECOM's and 47.5 per cent of predecessor TELUS' share prices and dividends.


---------------------------------------------------------------------------------------------------------------------------------
					Dec 31 1997	Dec 31 1998	Dec 31 1999	Dec 31 2000	Dec 31 2001	Dec 31 2002
---------------------------------------------------------------------------------------------------------------------------------

TELUS	common				100		101		88		108		66		50
	non-voting 			100		101		88		102		63		46
S&P/TSX Index 				100		97		126		133		115		99
---------------------------------------------------------------------------------------------------------------------------------

Directors' and officers' insurance and indemnification
To the extent permitted by law, the Company has entered into an indemnification agreement with each of its directors and officers. The Company has directors' and officers' liability insurance which, subject to the provisions and exclusions contained in the policy, protects the directors and officers, as such, against any claims made during the term of their office against any of them for a wrongful act, provided they acted honestly and in good faith with a view to the best interests of the Company. Such insurance provides for a total of $125 million coverage for both directors and officers as a group. The policy carries a $500,000 per-event deductible for each claim made under the indemnification liability coverage of the Company with a premium of $959,000 for the term from July 1, 2002 to July 1, 2003. A separate deductible of $1,000,000 per event applies to any action brought by Verizon.

Additional matters and information
Additional information about the Company is contained in the Company's annual information form and the audited financial statements of the Company for the year ended December 31, 2002. Copies of these documents are available upon request from TELUS' Corporate Secretary at 21st Floor, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.
------------------------------------------------------------------------------

board
     approval

The Board of directors has approved in substance the contents of this information circular and the sending of this information circular to the holders of common shares and non-voting shares.

Certificate
The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.



Darren Entwistle				Robert G. McFarlane
President &					Executive Vice-President
Chief Executive Officer			        & Chief Financial Officer
appendix a: statement of
   TELUS' corporate governance practices

We at TELUS are committed to adopting effective and best practices in corporate governance. TELUS consistently assesses and adopts emerging best practices, and never more so than in 2002. In a year of significant turmoil and regulatory focus on corporate governance, the following are the most noteworthy corporate governance measures taken by securities regulators that will impact TELUS:
*	proposed amended guidelines issued by the TSX ("proposed TSX guidelines");
*	Sarbanes-Oxley Act ("SOX") passed by the U.S. legislature in
        July 2002 and various rules adopted by the Securities and Exchange Commission ("SEC rules") under SOX;
*	proposed New York Stock Exchange ("NYSE listing standards");and
*	proposed bills by the Ontario Government, Keeping the Promise for a Strong Economy Act, 2002 and Investor Protection Act, which are expected to be proclaimed effective in the first quarter of 2003, and will provide the Ontario Securities Commission with additional power to make rules with respect to corporate governance.

TELUS is committed to an ongoing process of robust disclosure of its corporate governance practices in comparison with the TSX guidelines. TELUS has disclosed its corporate governance practices in relation to the TSX guidelines since the TSX adopted them in 1995. In the following section, TELUS has endeavoured to include in its disclosure against the current TSX guidelines its practice or changes in practices in relationship to SOX and SEC rules, and the proposed TSX guidelines and NYSE listing standards, where appropriate.
  As a continued listing requirement of the TSX, TELUS has disclosed in the next section its approach to corporate governance with reference to the current TSX guidelines. TELUS is in full compliance with the current and proposed continued listing requirements outlined in the proposed TSX guidelines.

disclosure of TELUS' practices
       with reference to the current TSX guidelines



---------------------------------------------------------------------------------------------------------------------------------
		            TELUS
                            Alignment
Toronto Stock               with TSX
Exchange Guideline          Guidelines      TELUS' Practices
---------------------------------------------------------------------------------------------------------------------------------
Guideline 1: The Board	    yes		*   The Board of Directors has assumed responsibility for the stewardship of the
explicitly assumes                          Company by overseeing the management and operations of the business of the
responsibility for                          Company and supervising management, which is responsible for the day-to-day conduct
stewardship of the                          of the business.
Company                                 *   The TELUS Board Policy Manual was developed to assist members of the Board in fulfilling their obligations, both individually and collectively. The manual sets out guidelines and expectations for the Board as a whole, committees as a whole, individual directors, the Chairman, Vice-Chair and the CEO, along with expectations for each of the committees through their respective terms of reference. It serves as a road map for the Board to help them meet their responsibilities in the most effective manner possible on an ongoing basis.
                                        *   To further delineate the responsibilities of the Board, a Framework of
                                            Delegation of Decisions from the Board to executive management was put in place in
                                            June 1999. The framework provides guidance to the Board and management on matters requiring Board approval including major acquisitions, investments or divestitures, or any other specific transaction. To help the Board fulfill its obligations, duties and responsibilities under this framework, the Board delegates certain duties and responsibilities to committees to ensure full review of certain matters.
                                            The terms of reference of the committees outline the approval process for various matters and activities performed by the committees. The committees then report back to the Board on their activities on a regular basis, and recommend certain matters to the Board for its approval.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 1(a): The         yes          *  The Board has assumed responsibility for adoption of the strategic
Board assumes                               planning process. It ensures there are long-term goals and strategies in place.
responsibility for the                      Goals and strategies are prepared and reviewed together by management and the
adoption of the                             Board on an annual basis and are a primary component of the Board's annual
strategic planning                          agenda. The Board as a whole participates in discussions on corporate strategy,
process                                     taking into account the opportunities and risks of the business and, if appropriate, approves the strategies and implementation plans recommended by management.


 		                        *   At least one extensive Board strategic planning session is held annually. A comprehensive and interactive strategic planning session with senior management and external advisors took place in September 2002 at which the directors reviewed current issues faced by TELUS and the telecommunications sector as a whole.
					*   The Board provides periodic guidance throughout the year on the development of corporate strategies based on the strategic plan and annual business plan. It also reviews any changes to corporate strategies or the strategic plan that may be necessary in light of any new developments that impact TELUS.
					*   At least quarterly, the Board monitors the performance of management in relation to both the strategic objectives and operational objectives set out in the annual budget.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 1(b): The         yes		*   The Board has assumed responsibility for identifying the principal risks of
Board assumes                               the Company's business and for ensuring the implementation of appropriate systems
responsibility                              to manage these risks, as set out in the terms of reference for the Board and its
for the identification                      committees. The Board determines the principal risks associated with Company
of the principal risks                      business, based on the Board's knowledge of the telecommunications industry, the
of the Company's                            regulatory and competitive environment, general economic conditions and information
business and ensures                        provided by management. For a detailed summary of the risks and uncertainties of
implementation of                           the Company, see the risks and uncertainties section in the MD&A in the annual
appropriate risk                            report.
management systems 			*   The Audit Committee is responsible for reviewing and monitoring the risk management systems in place to mitigate the Company's exposure. In July 2002, it reviewed the 2002/2003 risk assessment process including risk management goals, proposed changes, annual risk assessment flow, benefits, a risk management matrix and timeline. In October, the Audit Committee reviewed the results of the annual
                                            TELUS risk assessment process which identified key risks, key management risk owners tasked with mitigating the risks, and internal audit plans to provide assurance to the Audit Committee regarding the risk during the 2003 audit plan.
                                        *   The Audit Committee receives quarterly reports on internal audit program results and evaluation of internal control systems and risk assessment updates, including legal and regulatory claims, environmental issues, disaster recovery plans, current accounting policies, financial derivatives and other exposures.
                                        *   The Audit Committee receives a compliance report on material legal and regulatory obligations based on a quarterly compliance survey cascaded to executives and senior management and an annual report on the relationship with regulators and the accuracy and timeliness of regulatory fillings.


             		                *   The Audit Committee has overseen the process for significantly improving the risk-management processes across the Company. A Vice-President, Risk Management and Chief Auditor was appointed in May 2002, who has a dual reporting obligation to both the CFO and the Chair of the Audit Committee. In both September 2002 and
                                            January 2003, an extensive risk assessment survey of management employees was conducted across TELUS, the results of which were reported back to the Audit
                                            Committee. The results provided the Audit Committee with an internal controls assessment of the entire organization and individual business units.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 1(c): The         yes         *   The Board assumes the responsibility for succession planning and delegates
Board assumes                               to the Compensation Committee the responsibility to oversee the Company's plan for
responsibility for                          executive and management succession, development and retention.
succession planning,                    *   The Compensation Committee periodically reviews the Company's overall organizational
including appointing,			    plan and structure.
training and                            *   The Compensation Committee reviews, approves and reports to the Board on an
monitoring                                  annual basis, or more frequently as required, succession plans for executive
senior management                           management and senior management, including specific personal development plans and career planning for potential successors.
                                        *   The performance of executive management is annually measured against present objectives.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 1(d): The         yes         *   The Board has implemented appropriate structures to promote complete,
Board assumes                               timely and effective communications between TELUS, its members, the public and
responsibility for                          regulatory agencies. Through the Audit Committee all public financial information
a communications                            is reviewed and recommended to the Board for approval for release prior to public
policy                                      disclosure.
					*   The Company is also preparing a Corporate Disclosure Policy, to be completed after regulatory requirements applicable to it are finalized. This policy will confirm in writing TELUS' existing policies and practices on corporate disclosure and confidentiality of information including:
                                            (i)	how the Company interacts with analysts, investors, other key stakeholders and the public;
                                            (ii)measures for compliance with disclosure obligations including establishing a disclosure committee (comprised of management), determination of material information, meeting timely disclosure obligations and providing a recommended financial disclosure model.
                                        *   Once finalized, this policy will be presented to the Board for approval.
                                            Any changes to TELUS' practices and this policy, as approved by the Disclosure
                                            Committee of the Company, will be reported back to the Audit Committee
---------------------------------------------------------------------------------------------------------------------------------

Guideline 1(e): The         yes         *   The Board ensures the integrity of internal control and management information
Board assumes                               systems through its delegation to the Audit Committee. The Audit Committee receives
responsibility for                          quarterly reports on the internal audit activities conducted during each quarter
the integrity of                            and updates on the internal control systems. It also receives results from the risk
internal control and                        management survey designed to identify strengths and weaknesses with the system of
management information                      internal controls within the TELUS environment. This survey aligns with the COSO
systems                                     (Committee of Sponsoring Organizations of the Treadway Commission) internal control environment and covers the following components of internal controls: the control environment ("Tone at the Top"), risk assessment, control activities (policies and procedures), information and communications systems and monitoring.
                                        *   The Audit Committee reviews and approves methods of controlling corporate assets and information systems. It also reviews on a quarterly basis, major accounting policies including alternatives and potential material key management estimates or judgments. Furthermore, it oversees the financial reporting process in accordance with applicable accounting principles including Canadian and U.S.
                                            generally accepted accounting principles (GAAP).
---------------------------------------------------------------------------------------------------------------------------------
Guideline 2: The            yes         *   Through the Corporate Governance Committee, the Board has reviewed and
Board is                                    determined which directors are considered "unrelated" pursuant to the definitions
constituted with                            set out in the current and proposed TSX guidelines.
a majority of 				*   On rigorous application of these definitions, 8 of the 12 proposed
"unrelated" directors                       directors of the Company are considered "unrelated" to the Company.
					*   The Company does not have a "significant shareholder" as defined under the current and proposed TSX Guidelines. Pursuant to the Long-Term Relationship
                                            Agreement dated January 31, 1999 among the Company and Verizon's subsidiaries, GTE
                                            Corporation and Anglo-Canadian Telephone Company, B.A. Canfield, A.C. Giammarino
                                            and D.C. Petri have been designated director nominees by Verizon.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 3: Disclose       yes		*   The Board has reviewed and analyzed each of the proposed directors'
whether each director                       circumstances as they relate to TELUS. The Board has determined that B.A. Canfield
is "unrelated" or                           (Chairman), D. Entwistle (President & CEO), A.C. Giammarino and D.C. Petri are
"related" to the                            "related" directors pursuant to the current and proposed TSX Guidelines. If elected
circumstances of                            at the meeting, Messrs. Canfield, Entwistle, Giammarino and Petri will be the only
each director and the                       directors who are related directors.
analysis of the 			*   D. Entwistle is the only director who is also a member of management of the
application                                 Company. Consequently, by virtue of being a member of management, the Board has
supporting this                             determined that a material business relationship exists with TELUS.
conclusion

				        *   The Board has determined that A.C. Giammarino and D.C. Petri have a material business relationship with TELUS by virtue of their relationship with
                                            Verizon and Verizon's relationship with TELUS. A.C. Giammarino and D.C. Petri are members of senior management of Verizon and Verizon nominees on the TELUS Board.
                                            Verizon has a material business relationship with TELUS through its Software and
                                            Related Technology and Services Agreement.
					*   B.A. Canfield would be considered a "related" director under the proposed
                                            TSX guidelines. He was CEO of BC TELECOM, predecessor to TELUS, from October 1990 to July 1997. He also served as CEO from September 1999 to July 10, 2000 and, therefore, has not satisfied the "cooling off period" for establishing his
                                            "independence" from management. The Board acknowledges that the current Chairman of the Board is a "related" director under the proposed TSX guidelines, and will assess this as part of the Chair succession plan.
					*   There is no material relationship existing between any of the proposed directors and the Company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company. Each director owns
                                            TELUS securities; such holdings are disclosed in this information circular on page
                                            8, Election of directors.
                                        *   The Board has made such determinations based on a comprehensive questionnaire completed by each director.
                                        *   Additional disclosure on Board members, including their business experience and backgrounds, can be found in Election of directors in this information circular, the annual information form, the annual report and the TELUS Web site at
                                            telus.com.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 4: The            yes		*   The Governance Committee, all of whose members are "unrelated", is
Board has a                                 responsible for assessing and making recommendations regarding Board effectiveness,
committee responsible                       and for establishing a process for identifying, recruiting, appointing,
for appointment/                            re-appointing and providing ongoing education and development for directors.
assessment of directors,                *   The Governance Committee undertook an extensive disciplined review to
composed exclusively                        determine, in light of the opportunities and risks facing the Company, the
of non-management                           competencies, skills and personal qualities it should seek in new Board members to
/unrelated directors                        add value to the Company. The Governance Committee retained an external consultant for a director search, and undertook a process for adding a director to the proposed slate of directors. Prospective director candidates met with the Chairman and the CEO.
                                        *   Annually, the Governance Committee reviews and recommends to the Board for approval the long-term plan for composition of the Board. This recommendation takes into consideration the current strengths, skills and experience on the Board, appropriate retirement criteria and the strategic direction of the Company.
---------------------------------------------------------------------------------------------------------------------------------

Guideline 5: The            yes		*   The Governance Committee, in conjunction with the Chairman, carries out an
Board has implemented                       annual assessment process that monitors the effectiveness of the Board, reviews
a process for                               Board and committee processes, and the Board's relationship with management.
assessing the                           *   A director peer evaluation program was implemented to provide each director
effectiveness of                            with feedback from director peers on his performance. It provides directors with
the Board, its                              suggestions for improving his or her effectiveness as directors and contributions
committees and the                          to the Board.
contribution of				*   Going forward, each committee will also conduct its own performance review,
individual directors                        which will be added to its terms of reference.
 					*   The Board also notes the disclosure on attendance at Board and committee meetings by the directors, as set out in the Election of directors on page 8 in the information circular, and confirms that each director had an outstanding attendance record.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 6: The            yes	        *   The TELUS Board Policy Manual was established to assist new and existing
Company, as an                              Board members in understanding the role of the Board, the role of Board committees
integral part of the                        and the contribution individual Board members are expected to make, including the
process for appointing                      commitment of time and energy that the Company expects of its directors. The manual
new directors, has an                       is subject to periodic review and approval by the Governance Committee and the
orientation and education                   Board, and is updated from time to time.
program for new directors		*   The Governance Committee reviews, approves and reports to the Board on the directors' orientation process and plans for the ongoing development of existing
                                            Board members.
					*   During 2002, A.C. Giammarino and D.C. Petri were appointed to fill the
					    vacancy of directors created by M. Masin and F. Salloum when they resigned from the
					    Board. The new directors went through an extensive orientation process which
					    includes each of them receiving a large information package on TELUS, including the
					    most current annual information form and the annual report. Each of them also
					    attended an orientation session where key management provided an overview on the
				            TELUS organization structure, TELUS' strategy and performance scorecard, TELUS'
					    strategic financial plan and the TELUS/Verizon relationship.
				        *   In addition, the committee Chairs ensure there is a committee orientation
					    process in place for any directors newly appointed to a committee.
					*   As part of the strategic planning session in September 2002, the President
					    and CEO, in conjunction with the Chairman, selected special educational topics for
					    presentation and discussion at the strategic planning session. Topics dealt with
					    the business and regulatory environment, new technology and the telecommunications
					    sector in general.
---------------------------------------------------------------------------------------------------------------------------------

Guideline 7: The Board      yes		*   An appropriate number of Board members representing a diversity of views
has examined the size			    and business experience have been nominated for election to the Board in order for
of Board, and has			    the Board to function more effectively.
undertaken a 				*   The Governance Committee has completed a comprehensive review of the long-term plan
program to reduce                           for Board composition and Board size and recommended that the size of the Board be
the number of                               reduced from 15.
directors with a 			*   The Board has also approved the Governance Committee's recommendation to reduce the
view to improve                             size of the committees to enhance ongoing effectiveness of the committees.
effectiveness
---------------------------------------------------------------------------------------------------------------------------------
Guideline 8: The Board      yes		*   The Governance Committee, which is comprised of "unrelated" directors,
has reviewed the                            reviews and recommends to the Board the compensation and benefits of Board members.
adequacy and form of                        In this regard, the Committee analyses market data, time commitments, fees payable
compensation of                             by other similar organizations and the responsibilities of directors in general.
directors in light                          For details, see Director compensation on page 20.
of the risks and 			*   The Company will also align the Board with the interests of shareholders
responsibilities of                         through the promotion of increased share ownership by directors, and payment of
being a director                            performance-based, long-term equity-based incentive compensation to directors.
					*   The Board has approved a minimum equity ownership level for directors of
                                            $100,000, to be acquired within five years of joining the Board. As of February 28,
                                            2003, 6 of the 12 proposed directors have reached the minimum equity ownership level. As well, the Company adopted a Share Option and Compensation Plan, whereby separate provisions are maintained for share compensation for directors. Pursuant to this plan, a minimum level of the annual board retainer is directed to the purchase of TELUS shares, or paid in the form of deferred share units, until the appropriate level is reached. Pursuant to the plan, a portion of the total annual directors' compensation is also delivered through options, the value and number of which are determined by market factors.
					*   The Compensation Committee, which is comprised of a majority of "unrelated"
                                            directors, is responsible for ensuring the Company has a broad plan for executive and management compensation, development and retention. A detailed report on executive compensation has been provided by the Compensation Committee in the section on Mandate and report of the Human Resources and Compensation Committee on page 24 in this information circular.
---------------------------------------------------------------------------------------------------------------------------------

Guideline 9: Committees	    yes		*   Each TELUS committee is comprised of a majority of "unrelated" directors,
should generally be                         all of whom are non-management directors.
composed of non-			*   The Governance Committee is comprised solely of "unrelated" and
management directors			    "non-management" directors.
and the majority                        *   The Audit Committee is comprised solely of "unrelated" and "non-management"
of committee members                        directors, other than A.C. Giammarino, who is considered "related" but is a
should be unrelated                         "non-management" director. If securities regulators mandate or adopt that the Audit
                                            Committee should be comprised solely of "unrelated" and "non-management" directors,
                                            TELUS intends to comply with their requirement.
					*   The Compensation Committee is comprised solely of "unrelated" and
                                            "non-management" directors, other than D. Petri who is considered "related" but is a "non-management" director. If securities regulators mandate or adopt that the
                                            Compensation Committee should be comprised solely of "unrelated", and
                                            "non-management" directors, TELUS intends to comply with their requirement.
                                        *   The President and CEO and Chairman of the Board may attend all committee meetings. The President and CEO is not a member of any committee and the Chairman of the Board is only a member of the Pension Committee.
                                        *   At the end of committee meetings, the committee members regularly meet
                                            "in-camera" without management present. Generally, the Chair of the committee presides over these sessions.
				        *   The Board encourages attendance by executive management at Board and committee meetings to provide additional insight into the items being discussed and exposure to executive management.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 10: Appoint a     yes		*   The Governance Committee is responsible for governance issues, including:
committee responsible			    *   recommending to the Board for approval the Company's disclosure in response
for determining the                             to these guidelines;
Company's approach to	         	    *	annually reviewing all terms of reference;
corporate governance	                    *	periodically reviewing Board and committee composition; and
issues and the    		            *	ensuring, on behalf of the Board, that the corporate governance system
Company's response to                           effectively supports the discharge of the Board's obligations to the shareholders.
these governance
guidelines
---------------------------------------------------------------------------------------------------------------------------------

Guideline 11: The Board,    yes		*   The Board has a broad responsibility for supervising the management of the
together with the CEO,                      business and affairs of the Company. This responsibility is outlined in the
has developed position                      Board's terms of reference in the TELUS Board Policy Manual. On June 8, 1999, the
descriptions for the                        Board approved a Framework for Delegation from the Board to Executive Management,
Board and CEO,including                     which further defines the authority of executive management with regard to
defining limits to                          decisions involving the operations of the Company and its subsidiaries.
management's                 	        *   The TELUS Board Policy Manual also includes terms of reference for the President
responsibilities. The                       and CEO. As well, his annual performance objectives, which are reviewed
Board had approved                          and approved by the Compensation Committee, supplement his mandate and further
the corporate objectives                    define the responsibilities of management. The Compensation Committee reviews the
the CEO is responsible                      performance of the President and CEO against his annual objectives and reports
for meeting                                 back to the Board. For further details, see Mandate and report of the Human
					    Resources and Compensation Committee on page 24.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 12: The Board     yes         *   The Board recognizes that its independence from management is primary to
has implemented                             fulfilling its duties. The Board is committed to the principles of independence and
structures and procedures                   accountability. Management is accountable to the Board. The Board is accountable to
to enable the Board                         the stakeholders of the Company while at all times focusing on the best interests
to function                                 of the Company and the enhancement of shareholder value and the financial viability
independently of                            of the business. Refer to disclosure on Guideline 1 for further information on
management, including                       Board structures and processes to ensure the effective operation of the Board.
separate roles of the                   *   The Governance Committee is responsible for establishing structures and
Board Chair and CEO                         processes to enable the Board to function independently, and to ensure that prospective candidates fully understand the role of the Board and contributions they are expected to make.
                                        *   The independence of the Board is further enabled through the separation of the positions of Chairman, Vice-Chair and President and CEO. Both the Chairman and
                                            Vice-Chair are non-management directors.
                                        *   At the end of each meeting the Board meets without management other than the CEO, followed by an "in-camera" session without the CEO. The Chair generally presides over these "in-camera" sessions of the Board.
                                        *   Upon notice to the Governance Committee, each committee has specific authority to retain external advisors.
                                        *   Members of the Board can request, at any time, a meeting restricted to non-management members of the Board for the purpose of discussing matters independently of management


                                        *   The Board also encourages attendance by executive management and senior management, who are subject matter experts, at Board and committee meetings, to further the Board's exposure to management and knowledge in certain subjects.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 13: The Audit     yes		*   The Audit Committee is comprised of a majority of "unrelated" and
Committee has a                             "independent" directors.
specifically defined                    *   The Board believes that all current Audit Committee members, I.J. Harris,
mandate, with all                           P. Charbonneau and A.C. Giammarino are "financially literate" and have "accounting
members being outside                       or related financial experience", as defined under the proposed TSX guidelines and
directors, including                        are "audit committee financial experts" as defined under SOX and the final SEC rules.
direct communication                    *   The Corporate Governance Committee agreed, as a general rule, that Audit
channels with the                           Committee members will not sit on any other Board committees so as to enable more
internal and external                       dedicated attention to increased responsibilities of the Audit Committee. It also
auditors and oversight                      plans to review compensation for Audit Committee members in 2003.
for management reporting 		*   The Audit Committee has direct communication channels with the internal and
on internal control                         external auditors to discuss and review specific issues as appropriate. Going forward, the Audit Committee will have sole authority to retain the external auditors and the external auditors will report directly to the Audit Committee.
				        *   The Vice-President, Risk Management and Chief Auditor has a dual reporting function and reports directly to both the CFO and the Chair of the Audit Committee.
                                            The Audit Committee meets separately "in-camera" at every regular Committee meeting, with both the external auditors and internal auditor, without management present.
                                        *   The Audit Committee is responsible for reviewing the Company's audit functions and financial statements, and reviewing and recommending for approval for release to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management's discussion and analysis and prospectuses.
                                        *   The Audit Committee is responsible for overseeing the Company's internal control function and ensuring that management has effective internal control systems in place. It reviews the scope of responsibilities and effectiveness of the internal audit group, including internal audit reporting lines and their working relationship with the external auditors.
 					*   The Audit Committee is also responsible for overseeing the process with the external auditors including discussing and reviewing:
                                            *	the scope of their examination, the audit plan and any changes therein and the fees involved;
                                            *	factors that might impair, or be perceived to impair, the independence of the external auditors, including pre-approval of audit and non-audit services and fees related thereto;


 				            *	any problems found in performing the audit, such as limitations or restrictions imposed by management or situations where management seeks a second opinion on a significant accounting issue;
                                            *	major positive and negative observations of the auditors during the course of the audit;
                                            *	the Company's major accounting policies, including the impact of alternative accounting policies and key management estimates and judgments that could materially affect the financial results;
                                            *	emerging accounting issues and their potential impact on the Company's financial reporting.
                                        *   The Audit Committee terms of reference explicitly set out the role and oversight responsibility of the Audit Committee. For further details, see the
                                            Mandate and report of the Audit Committee on page 21 in this information circular.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 14: The Board     yes		*   In addition to the authority of the Board and committees to retain external
has implemented a                           advisors in connection with their responsibilities, individual directors may engage
system to enable                            outside advisors at any time, subject to the approval of the Governance Committee,
individual directors                        to provide advice with respect to a corporate decision or action.
to engage outside
advisers, at the
Company's expense
---------------------------------------------------------------------------------------------------------------------------------





EXHIBIT 5: Consent of Auditor

We consent to the use of our report dated January 31, 2003 appearing in this Annual report on Form 40-F of TELUS Corporation for the year ended December 31,2002


/s/ Deloitte &Touche LLP
Vancouver, British Columbia
Canada
January 31, 2003