Form 40-F
period 2003-12-31
TELUS CORP
filed 2004-05-03
CIK 868675

UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              FORM 40-F


[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES
                         EXCHANGE ACT OF 1934
                                   OR
              [X] ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003   Commission File Number 000-24876

                           TELUS Corporation

(Exact Name of Registrant as specified in its charter)
                         British Columbia, Canada
(Province or other jurisdiction of incorporation or organization)
                                 4812
(Primary Standard Industrial Classification Code Number (if applicable))

                      8 - 555 Robson Street
           Vancouver, British Columbia  V6B 3K9, Canada
                        (604) 697-8044

(Address and telephone number of Registrant's principal executive offices)

        CT Corporation System, 111 Eighth Avenue, 13th Floor
                  New York, New York 10011
                       (212) 590-9200
(Name, Address (including zip code) and Telephone Number of Agent for Service in the United States)

Securities registered pursuant to section 12(b) of the Act.

					Name of each exchange
Title of Each Class			On Which Registered
Non-Voting Shares			New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                             None
                      (Title of Class)

===============================================================================

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.

             6.75% Convertible Unsecured Subordinated Debentures
                     Warrants to Purchase Non-Voting Shares

                            7.5% Notes due 2007

                            8.0% Notes due 2011
                             (Title of Class)

For annual reports, indicate by check mark the information filed with this
Form:

      [X] Annual information form      [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2003:

190,800,015 Common Voting Shares and 161,042,369 Non-Voting Shares.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes     82-				No 	X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes 	X				No

-------------------------------------------------------------------------------


                        TABLE OF CONTENTS

DISCLOSURE CONTROLS AND PROCEDURES	                            1
AUDIT COMMITTEE FINANCIAL EXPERT	                            1
CODE OF ETHICS	                                                    1
PRINCIPAL ACCOUNTANT FEES AND SERVICES	                            1
OFF-BALANCE SHEET ARRANGEMENTS	                                    2
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	                    2
IDENTIFICATION OF AUDIT COMMITTEE	                            3
UNDERTAKING	                                                    3
SIGNATURES	                                                    3
EXHIBIT INDEX	                                                    4


------------------------------------------------------------------------------


                        DISCLOSURE CONTROLS AND PROCEDURES

Based on the Registrant's evaluation as of December 31, 2003 of the effectiveness of the design and operations of the Registrant's disclosure controls and procedures under the supervision of the Audit Committee, including the Registrant's Chief Executive Officer and Chief Financial Officer, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant's disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934 (the "Exchange Act") are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.


                        AUDIT COMMITTEE FINANCIAL EXPERT

The information provided under the heading "Mandate and Report of the Audit Committee" (page 19) identifying the Audit Committee Financial Experts, and confirming the independence of the Audit Committee Financial Experts, as set forth in the Registrant's Notice of Annual Meeting of Shareholders and Information Circular (dated March 18, 2004), filed as Exhibit 5 to this annual report on Form 40-F, is incorporated by reference herein.

                        CODE OF ETHICS

The Registrant has adopted an Ethics Policy that applies to all directors, officers, including the Chief Executive Officer and the Chief Financial Officer, and employees. The Ethics Policy has been posted on the Registrant's Internet website at telus.com and filed as Exhibit 6 to this annual report on Form 40-F, is incorporated by reference herein. No waivers were granted under the policy.

                        PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table is a summary of billing by Deloitte & Touche LLP, as auditors of TELUS, during the period from January 1, 2003 to December 31, 2003:

Summary of billings for TELUS for the period January 1 to December 31, 2003


Type of Work            Deloitte & Touche      Deloitte Consulting(1)     Total Fees            Percentage
---------------------------------------------------------------------------------------------------------------------------------
Audit fees              $1,849,595             --                     $1,849,595              35.4
Audit related fees         304,298             --                        304,298               5.8
Tax fees                 1,033,204             --                      1,033,204              19.8
All other fees              13,930             2,019,960               2,033,890              39.0
--------------------------------------------------------------------------------------------------------------------------------
Total                    3,201,027(2)          2,019,960               5,220,987              100
---------------------------------------------------------------------------------------------------------------------------------

(1)Fees to Deloitte Consulting were paid pursuant to contracts entered into before Deloitte & Touche LLP became the auditors of the Company in 2002, and were for systems integration services.
(2)This is a correction to a calculation error in the Company's Information Circular dated March 18, 2004 which listed the subtotal as $3,115,537.

                             <Page 1>

The following table is a summary of billing by Arthur Andersen LLP and Deloitte & Touche, LLP, for their respective periods as auditors of TELUS, during the period from January 1, 2002 to December 31, 2002:

---------------------------------------------------------------------------------------------------------------------------------
Type of                        Deloitte &       Arthur          Sub-total       Deloitte(3)     Total fees      Percentage
Work                           Touche(1)        Andersen(2)                     Consulting
---------------------------------------------------------------------------------------------------------------------------------
Audit fees                     $1,224,500       $270,750        $1,495,250      --              $1,495,250       42.5
Audit related fees                124,435         33,500           157,935      --                 157,935        4.5
Tax fees                           77,390         68,775           146,165      --                 146,165        4.2
All other fees                     60,250         45,800           106,050      1,611,830        1,717,880       48.8
---------------------------------------------------------------------------------------------------------------------------------
Total                          $1,486,575       $418,825        $1,905,400      $1,611,830      $3,517,230      100.0
---------------------------------------------------------------------------------------------------------------------------------

(1)For the period from June 3, 2002 to December 31, 2002 while Deloitte
   & Touche, LLP were the external auditors of TELUS.
(2)For the period from January 1, 2003 to June 2, 2002 while Arthur Andersen LLP were the external auditors of TELUS.
(3)With regard to the non-audit fees paid to Deloitte Consulting, all of the fees were paid pursuant to contracts entered into before Deloitte & Touche LLP became the auditors of the Company in 2002, and were for systems integration services.

TELUS' policy regarding pre-approval of all audit, audit related and non-audit services provided by its External Auditor is based upon compliance with the Sarbanes-Oxley Act of 2002, the subsequent implementation rule from the U.S. Securities Exchange Commission (SEC) titled "Final Rule: Strengthening the Commission's Requirements Regarding Auditor Independence" and any additional determination's regarding impermissible services issued by the Public Company Accounting Oversight Board (PCAOB).

All requests for non-prohibited audit, audit related and non audit services provided by TELUS' External Auditor and its affiliates to TELUS are required to be pre-approved by the Audit Committee of TELUS' Board of Directors. To enable this, TELUS has implemented a process by which all requests for services involving the External Auditor are routed for review by the VP Risk Management and Chief Internal Auditor to validate that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request. If the request passes this review, it is then forwarded to the CFO for further review. Pending the CFO's affirmation, the request is then presented to the Audit Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting. If the timing of the request is urgent, it is provided to the Audit Committee Chair for his review, evaluation and pre-approval or denial on behalf of the Audit Committee (with the full committee's review at the next scheduled quarterly meeting). Throughout the year, the Audit Committee monitors the actual versus approved spend for each of the approved requests.

                        OFF-BALANCE SHEET ARRANGEMENTS

The information provided under the heading "Off-Balance Sheet Arrangements and Contractual Liabilities" set forth in the "Management's Discussion and Analysis" filed as Exhibit 4 to this annual report on Form 40-F, is incorporated by reference herein.

                        TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading "Contractual Obligations" (page 71) set forth under the heading "Commitments and Contingent Liabilities" set forth in the notes to the audited consolidated financial statements filed as Exhibit 4 to this annual report on Form 40-F, is incorporated by reference herein.

                             <Page 2>

                        IDENTIFICATION OF AUDIT COMMITTEE

The information provided under the heading "Mandate and Report of the Audit Committee" (page 19) identifying the Registrant's Audit Committee and confirming the independence of the Audit Committee as set forth in the Registrant's Notice of Annual Meeting of Shareholders and Information Circular (dated March 18, 2004), filed as Exhibit 5 to this annual report on Form 40-F, is incorporated by reference herein.

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

                        SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for fling on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:   TELUS Corporation


        By:   /s/ James W. Peters
              ---------------
              James W. Peters
              Corporate Secretary

      Date:   May 3, 2004

                             <Page 3>

                        EXHIBIT INDEX

The following documents are filed as exhibits to this Form 40-F:

Exhibit
Number		Document
-------         --------

1. Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley
   Act.

2. Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley
   Act

3. Annual Information Form dated April 30, 2004

4. Audited Consolidated Financial Statements as at and for the year ended December 31, 2003 and Management's Discussion and Analysis

5. Information Circular of the Company as of March 18, 2004

6. Code of Ethics

7. Consent of Auditor




Exhibit 1:   Certification of CEO
==============================================================================

I, Darren Entwistle, President and Chief Executive Officer of TELUS Corporation, certify that:

1. I have reviewed this annual report on Form 40-F of TELUS Corporation.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report.

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

5. The issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (and persons performing equivalent function):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.


Date: May 3, 2004.


/s/Darren Entwistle
----------------
Darren Entwistle
President and Chief Executive Officer

------------------------------------------------------------------------------

                        Certification

I, Robert G. McFarlane, Executive Vice President and Chief Financial Officer of TELUS Corporation, certify that:

1. I have reviewed this annual report on Form 40-F of TELUS Corporation.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report.

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

5. The issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (and persons performing equivalent function):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.


Date: May 3, 2004.


/s/Robert G. McFarlane
-------------------
Robert G. McFarlane
Executive Vice President and Chief Financial Officer

Exhibit 2:
==============================================================================

                        Certifications

Pursuant to 18 U.S.C. section 1350, the undersigned officers of TELUS Corporation ("TELUS") hereby certify that to his or her knowledge, (a) the annual report for the period ended December 31, 2003 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities and Exchange Act of 1934 and (b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of TELUS.

Dated: May 3, 2004.


/s/Darren Entwistle
-------------------
Darren Entwistle
President and Chief Executive Officer


Dated May 3, 2004.

/s/Robert G. McFarlane
----------------------
Robert G. McFarlane
Executive Vice President and Chief Financial Officer



Exhibit 3: Annual Information Form dated April 30, 2004.
==============================================================================

                       TELUS Corporation

                     Annual Information Form

              for the year ended December 31, 2003




                        April 30, 2004

==============================================================================


                     TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS	                                     1
TELUS	                                                             1
GENERAL DEVELOPMENT OF TELUS AND ITS SUBSIDIARIES	             3
OPERATIONS AND ORGANIZATION OF TELUS	                             3
DESCRIPTION OF THE BUSINESS	                                     6
EMPLOYEE RELATIONS	                                            10
CAPITAL ASSETS AND GOODWILL	                                    11
ALLIANCES	                                                    13
LEGAL PROCEEDINGS	                                            15
FOREIGN OWNERSHIP RESTRICTIONS	                                    16
REGULATION	                                                    17
COMPETITION	                                                    23
SELECTED FINANCIAL INFORMATION	                                    26
MANAGEMENT'S DISCUSSION AND ANALYSIS	                            26
DIVIDENDS DECLARED	                                            26
CAPITAL STRUCTURE OF TELUS	                                    26
DIRECTORS AND OFFICERS	                                            29
MARKET FOR SECURITIES	                                            33
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	    33
TRANSFER AGENTS AND REGISTRARS	                                    33
ADDITIONAL INFORMATION	                                            33

Exchange Rate Information

TELUS publishes its consolidated financial statements in Canadian dollars. In this annual information form, except where otherwise indicated, all reference, to "dollars" or "$" are to Canadian dollars. The Bank of Canada noon spot exchange rate on April 14, 2004 was Cdn. $1.3440 = U.S. $1.00. The following table sets forth, for the fiscal years and dates indicated, certain exchange rate information based on the noon spot rate:

December 31, 2001	                                            1.5926
December 31, 2002	                                            1.5796
December 31, 2003	                                            1.2924

FORWARD LOOKING STATEMENTS
--------------------------

This annual information form and management's discussion and analysis incorporated by reference hereto, contain statements about expected future events and financial and operating results of TELUS Corporation ("TELUS" or the "Company") that are forward looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers of this document are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Factors that could cause actual results to differ materially include but are not limited to: competition; economic fluctuations; financing and debt requirements; tax matters; dividends; human resources (including the outcome of outstanding labour relations issues); technology (including reliance on systems and information technology); regulatory developments; process risks; health and safety; strategic partners; litigation; business continuity events and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents, including the Annual Report, and in other filings with securities commissions in Canada and the United States ("U.S."). See the risks and uncertainties section in "Management's Discussion and Analysis" for further information.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

TELUS
-----

TELUS was incorporated under the Company Act (British Columbia) (the "BC Company Act") on October 26, 1998 under the name BCT.TELUS Communications Inc. ("BCT"). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act ("CBCA") among BCT, BC TELECOM Inc. ("BC TELECOM") and the former Alberta-based TELUS Corporation ("TC"), BCT acquired all of the shares of BC TELECOM and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation. TELUS maintains its registered office at Floor 21, 3777 Kingsway, Burnaby, British Columbia ("B.C.") and its executive office at Floor 8, 555 Robson, Vancouver, B.C.

Subsidiaries of TELUS

The only material subsidiaries of TELUS are TELUS Communications Inc. ("TCI") and TELE-MOBILE COMPANY ("TELUS Mobility"), each owning assets which constitute more than 10 per cent of the consolidated assets of TELUS as at December 31, 2003 and each generating sales and operating revenues which exceed 10 per cent of the consolidated sales and operating revenues of TELUS for the year ended December 31, 2003. TELUS owns 100 per cent of the voting shares in TCI directly, and 100 per cent of the partnership interests in TELUS Mobility indirectly.

In addition, TELUS Quebec Inc. ("TELUS (Quebec)") through its wholly-owned subsidiary, TELUS Communications (Quebec) Inc. ("TELUS Communications (Quebec)"), and TELUS Services Partnership ("TELUS Services Partnership") also provide communication services that form part of the TELUS Communications business segment.


The following organization chart sets forth these TELUS subsidiaries and partnerships, as well as their respective jurisdictions of incorporation or establishment and TELUS ownership:


                         [Organization Graph]


(1) On March 25, 2004, TCI gave notice to redeem all of its publicly issued preference and preferred shares at varying times from July 1 to August 1, 2004 for total consideration of approximately $72.8 million. TCI issued to TELUS Corporation two special redeemable subordinate preferred shares on January 1, 2003 and 11,000 special redeemable subordinate preferred shares on November 3, 2003 and 65,085 special redeemable subordinate preferred shares on December 31, 2003.

In this annual information form, references to "TELUS" are to TELUS Corporation and all of its subsidiaries and partnerships as a whole, except where it is clear that these terms mean only TELUS Corporation. References to "TELUS Quebec" mean TELUS (Quebec) and, where the context requires, its subsidiaries.



GENERAL DEVELOPMENT OF TELUS AND ITS SUBSIDIARIES
-------------------------------------------------

General development and operations of TELUS

TELUS currently provides data, Internet protocol ("IP"), high-speed Internet services and portals and local and long-distance voice services primarily through TCI and TELUS Quebec; information technology outsourcing and e-business solutions services through TCI and TELUS Services Partnership; and wireless data, IP, and voice services through TELUS Mobility (see "Operations and Organization of TELUS").

On January 1, 2001, TELUS Communications (B.C.) Inc., TELUS Communications Inc., TELUS Mobility Cellular Inc. and 3759709 Canada Inc. amalgamated to form TELUS Communications Inc.

On July 1, 2001, through an internal reorganization, the wireless operations of TELUS Communications Inc. in Alberta and British Columbia ("B.C."), the wireless operations of TELUS Solutions (Quebec) Inc. in Quebec and the wireless operations of Clearnet PCS Inc. were transferred to TELUS Mobility. This effectively consolidated all of TELUS' wireless operations into a single entity, TELUS Mobility.

On September 1, 2001, Clearnet PCS Inc. amalgamated with TELUS Communications Inc. pursuant to an internal reorganization to form TCI. On December 30, 2001, predecessor Clearnet Inc. and Clearnet Communications amalgamated to form Clearnet Inc. ("Clearnet"). On September 30, 2002, Clearnet was wound up into TCI.

On March 26, 2004, TCI and TELUS Communications (Quebec) jointly issued a press release announcing that TCI will acquire substantially all of the assets of TELUS Communications (Quebec) (the "Proposed Transaction").

Under the terms of the Proposed Transaction, TCI will assume the liabilities and obligations of TELUS Communications (Quebec). The obligations and liabilities being assumed by TCI include the $30 million principal amount of First Mortgage Bonds of TELUS Communications (Quebec) (the "Bonds") that are held by institutional investors (the "Bondholders") and the $70 million principal amount of Medium Term Notes of TELUS Communications (Quebec) that are publicly held.

The Company expects that the Proposed Transaction will allow TELUS to provide better service to its national customers and to comply with regulatory requirements. By combining network assets in a single legal entity, TCI expects to be able, over the long-run, to build common systems and processes that otherwise would have been more difficult to build due to regulatory requirements. These changes will allow TELUS to better serve customers whose service requirements span Canada.

OPERATIONS AND ORGANIZATION OF TELUS
------------------------------------

TELUS is the largest telecommunications company in western Canada and the second largest telecommunications company in Canada. TELUS is a leading Canadian telecommunications provider whose subsidiaries provide a full range of communication products and services. TELUS provides its communications services through two business segments: TELUS Communications and TELUS Mobility.

TELUS Communications is a full-service incumbent local exchange carrier ("ILEC") in western Canada and eastern Quebec offering local, long-distance, data, Internet and other services to consumers and businesses. TELUS Communications provides comprehensive local and long distance wireline services, data, IP, and managed services, and telecommunications equipment sales nationally. TELUS Mobility is a national facilities-based wireless provider with more than 3,400,000 subscribers. The business of TELUS Mobility includes the provision of digital Personal Communications Services ("PCS"), Enhanced Specialized Mobile Radio ("ESMR") services, wireless Internet and analogue cellular services.

The customer facing business units within the TELUS Communications segment are:

* Consumer Solutions, which provides wireline, Internet, voice and entertainment services to households and individuals in Alberta and B.C.;

* Business Solutions, which delivers innovative wireline data, IP, voice and business process in-sourcing solutions to small and medium-sized businesses and entrepreneurs;

* Client Solutions, which brings customized wireline, voice, data, IP, Information Technology ("IT") and e.business solutions to large multinational, corporate and public sector customers;

* TELUS Quebec, which focuses on the unique needs of the Quebec marketplace by offering targeted businesses and consumers comprehensive and integrated wireline telecommunications solutions, including data, Internet and voice; and

* Partner Solutions, which provides the wireline needs of wholesale customers, including telecommunications carriers, resellers, Internet service providers, wireless communications companies, competitive local access providers and cable TV operators.

The TELUS Communications customer facing business units receive essential support from the business capabilities units comprised of Business Transformation, Technology and Operations and TELUS Ventures, as well as, from the business enabling units comprised of Corporate Affairs, Corporate Strategy. & Enterprise Marketing, Finance, Government and Regulatory Affairs and Human Resources.,

TELUS Mobility receives essential support for employee services, engineering, finance, information systems, legal, sales and marketing, operations, and regulatory from departments within TELUS Mobility.


TELUS' national growth strategy

Since the January 1999 merger transaction between BC TELECOM and TC, the Company has been pursuing a national wireline and wireless growth strategy outside Alberta and B.C. into the rest of Canada, most particularly into central Canada. This is being implemented by both organic start-up operations and through a series of acquisitions.

In 2000, TELUS acquired control of the shares of The QuebecTel Group Inc., the second largest telecommunications provider in Quebec. It was subsequently renamed TELUS Quebec. In 2001, TELUS purchased the balance of the shares not owned by it in TELUS Quebec. TELUS Quebec provides TELUS with a regional full service presence in the province of Quebec and an established foundation of management, employees, systems and customer relationships with which to execute an expansion strategy targeted at businesses.

The acquisition of Clearnet Communications Inc. ("Clearnet Communications") in October 2000 provided TELUS with two separate national digital wireless communications networks and subscribers, experienced management, employees, infrastructure and sales distribution channels in central and eastern Canada. It also provided TELUS Mobility with PCS and wireless spectrum nationally.

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

That same year, the Company also activated its 10,000 kilometre coast-to-coast backbone fibre optic network, which interconnects cities between Halifax and Vancouver and extends into the U.S. via points of presence in Albany, Buffalo, Chicago, Detroit, New York and Seattle. This network is fully integrated with TELUS' extensive metropolitan networks in Alberta and B.C. and connects into networks constructed in Montreal, Ottawa, Toronto and other cities. As at December 31, 2003, the total amount of network fibre has been expanded to 11,800 kilometres.

In 2002, TELUS Communications continued to expand its operations in central Canada by signing numerous long-term data, IP and long distance contracts.

TELUS also started migrating toll voice traffic onto its Next Generation Network ("NGN") in July 2003, beginning the transformation of the TELUS network to a single IP network designed to carry high quality voice, data and video applications. The NGN provides TELUS with a competitive advantage in the business marketplace by becoming the first major incumbent telecommunications provider to provide this service. For business customers, TELUS provides a full suite of IP-based advanced application services and the ability to integrate voice mail, e-mail, data and video through a user-friendly online Web portal. In October 2003, TELUS expanded its management of data solutions for business customers by signing a major national managed data solutions seven-year sub-contract with IBM Canada for the TD Bank Financial Group.

In addition, the Company sold non-core assets in 2000 and 2001 for proceeds of approximately $1.3 billion. These dispositions included the sale of real estate and the directory advertising business, and the equipment leasing business. Non-core assets were also sold in 2002 and 2003 for total proceeds of approximately $59 million.

In 2001, TELUS Mobility extended wireless service into Winnipeg, Manitoba. In 2001 and 2002, TELUS Mobility completed the successful integration of the TELUS wireless operations in Alberta and B.C. with the national operations of Clearnet Communications and the operations of QuebecTel Mobilite. TELUS Mobility completed five major billing system conversions by October 2002 after an 18-month integration period. In conjunction with the ongoing buildout of TELUS' wireless networks, in 2002, TELUS Mobility entered into enhanced and extended roaming/resale agreements with Bell Mobility and certain affiliates and Aliant Wireless, a division of Aliant Telecom Inc. ("the Roaming/Resale Agreements"). These agreements significantly expanded TELUS Mobility's digital PCS coverage areas outside of major urban markets in Ontario, Quebec and Atlantic Canada.

In 2002, TELUS Mobility launched a new next generation 1X wireless data network across Canada, and amended the Roaming/Resale Agreements to include 1X network services. In 2002, TELUS Mobility also became Verizon Wireless' preferred roaming partner in Canada.

During 2003, TELUS Mobility continued the enhancement of digital wireless coverage and commenced construction of significant microwave facilities aimed at reducing future leased line costs.

DESCRIPTION OF THE BUSINESS
---------------------------

TELUS is one of Canada's largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in western Canada and provides data, IP, voice and wireless services to central and eastern Canada. The Company earns the majority of its revenue (voice local, voice contribution, voice long distance, data and mobility network revenue) from access to, and usage of, the Company's telecommunication infrastructure. The majority of the balance of the Company's revenue (other revenue and mobility equipment revenue) arises from providing products that facilitate access to, and usage of, the Company's telecommunication infrastructure.

The wireline business segment is operated in TELUS Communications and the wireless business segment is operated in TELUS Mobility.

TELUS Communications - wireline business segment

TELUS Communications is an incumbent local exchange carrier ("ILEC") in Alberta, B.C. and eastern Quebec where it provides comprehensive local, long distance, data, Internet and information services in its incumbent or ILEC territories and is a competitive local exchange carrier ("CLEC") offering services primarily in central Canada through its non-incumbent or non-ILEC operations. TELUS Communications' ILEC operations service a population of approximately 7.2 million in its incumbent western Canada service territory, and a population of approximately 544,000 in its incumbent eastern Quebec territory. On a combined basis, the services of TELUS Communications accounted for revenue of $4,786 million for the year ended December 31, 2003, representing 67 per cent of the total revenue of TELUS for 2003.

In 2003, TELUS completed its operational efficiency program ("OEP") and achieved its goal of improving the profitability of TELUS Communications, through the reduction of positions and closure and consolidation of customer contact centres in its ILEC region. The operating loss of non-ILEC operations was also reduced significantly as a result of cost containment efforts and increasing services provided on TELUS facilities ("on-net"). TELUS started migrating toll voice traffic onto its NGN in July 2003. See "TELUS' national growth strategy". In addition, a partnership with the Calgary Health Region was established to deliver human resources solutions to healthcare and other organizations while a new call centre business was established in Montreal to in-source Internet help desk services from a third party and offer call centre solutions to other external customers.

      Local

Local wireline services allow customers to complete calls in their local calling areas and to access long distance networks, wireless networks and the Internet. Virtually all homes and businesses in the TELUS Communications incumbent service areas have access to some or all of its local services. In addition to local calling, local services generally include enhanced calling features, such as call display, call waiting, call forwarding and voice mail; Centrex for business customers; public pay telephones; and competitive long distance carrier access. Local access or exchange service is the largest component of local wireline service, and is generally provided on a monthly flat rate basis.

CLECs operating in Canada provide service to their customers over facilities they have constructed or leased from ILECs in a given region or by reselling the local services of the ILECs (e.g. TELUS Communications). CLECs that use their own facilities or facilities leased from TELUS Communications are eligible to receive a subsidy when they provide service to residential customers living in areas where TELUS Communications, as an ILEC, receives a subsidy (see "Regulation - Regulation of Local Services").

TELUS Communications is competing outside its incumbent territories as a non-dominant carrier and has obtained approval to operate as a CLEC in certain targeted markets in central Canada where it concentrates on providing business wireline services. TELUS is continuing to pursue CLEC status in other areas in central and eastern Canada.

      Long distance

Wireline long distance services interconnect customers in different local calling areas, and also provide domestic and international connectivity. TELUS Communications offers its residential and business customers a range of long distance savings plans, billing options, and call options. The largest component of wireline long distance services is message toll services, which are transmitted through fibre optic cables, microwave radio systems, cable carrier systems and satellite channels. National and international wireline long distance services are provided through TELUS Communications' national network and by way of interconnection with the networks of other facilities-based carriers and resellers.

      Data, Internet and information services

TELUS Communications provides both "traditional" data services and "enhanced" data services. Traditional data services include circuit switched, packet switched and dedicated private lines. Enhanced data services provide greater functionality to the customer, allowing a customer to compress their telecommunications applications onto a single infrastructure. The major enhanced data services offered by TELUS Communications are Internet access, private intranets, wide area network outsourcing and electronic commerce. Customers may choose from a wide range of data services to suit the complexity of their requirements, including required speed and volume.

TELUS Communications is the second largest Internet service provider in Alberta and B.C. and is the third largest wireline Internet service provider in Canada. As at December 31, 2003, TELUS had 881,400 Internet subscribers, including 561,600 asymmetrical digital subscriber line ("ADSL") high-speed subscribers. The number of ADSL subscribers increased by 37 per cent during 2003. TELUS Communications has seen an increase in the use of data services such as business Intranets by business customers and in the use of personal computer and Internet access by residential customers. TELUS also offers a range of broadcast, teleconferencing and advanced intelligent network services - services that can be customized to meet the specific needs of individual customers through software changes to network switches. These services include special number services such as toll free 1-800 and 1-900 and enhanced call routing.

TELUS Communications provides businesses with IT services such as IT outsourcing, application development and sustainment and national IT consulting. As a leader in Web hosting services, TELUS Communications also offers managed hosting, co-location including shared Web and e-mail hosting services, media streaming, data storage and security services. In addition, TELUS Communications offers managed applications services and software such as online backup Web conferencing, expense management, customer relationship management and sales force automation. These services are available across Canada and can be enhanced by connection with TELUS Communications' infrastructure through points of presence throughout Alberta and B.C., Winnipeg, Regina, Saskatoon, and 38 cities in Ontario and Quebec.

The following table sets forth certain statistical information with respect to TELUS Communications:


TELUS Communications                                                        December 31
                                                        2003                    2002                   2001

-----------------------------------------------------------------------------------------------------------------
Network access lines (000's)                            4,870                   4,911                   4,967
Dial-up Internet net additions (000's)(1)               (71.9)                  (63.4)                  41.8
Dial-up Internet subscribers (000's)(1)                 319.8                   391.7                   455.1
High-speed Internet net additions (000s)(1)             151.6                   195.2                   131.2
High-speed Internet subscribers (000's)(1)              561.6                   410.0                   214.8
Full-time equivalent employees                          18,430                  19,668                  ---(2)
-----------------------------------------------------------------------------------------------------------------
Total employees                                         19,029                  20,332                  25,545
-----------------------------------------------------------------------------------------------------------------

(1) As a result of a subscriber audit following a billing system conversion in the third quarter of 2002, Internet subscriber counts and net additions for 2003 are net of reductions of approximately 13,000 dial-up subscribers and approximately 4,700 high-speed Internet subscribers. Similarly, Internet net additions and year-end subscriber counts for 2002 include a reduction of approximately 21,100 dial-up subscribers and approximately 3,400 high-speed Internet subscribers as a result of this post-implementation review.

(2) The number of full-time equivalents is not available for 2001, as a result of several acquisitions and two divestitures throughout the year which made the calculation of a meaningful comparable figure difficult.

      TELUS Communications' network

TELUS Communications' network includes the Alberta and B.C. portion of the transcontinental high-density fibre optic transmission system used by the various ILECs across Canada. As part of TELUS' national strategy, TELUS Communications has also built its own national inter-city fibre optic backbone network that interconnects the network in Alberta and B.C. with major centres in Ontario and Quebec. This fibre optic network commenced operations in 2001, and is supplemented by new local fibre optic networks in 30 CLEC metropolitan areas. TELUS Communications' network also interconnects with the networks of Verizon Communications Inc. ("Verizon") and other carriers in the U.S. for the exchange of U.S. and international traffic.

TELUS Mobility - wireless business segment

TELUS Mobility is a major Canadian facilities-based wireless service provider and offers a number of wireless services nationally as well as various services on a regional basis. TELUS Mobility is licensed to operate a national digital PCS network and analogue/digital cellular facilities in Alberta, B.C., and eastern Quebec. TELUS Mobility also operates Canada's only national ESMR network. Its national PCS wireless network utilizes 1X code division multiple access ("CDMA")digital technology. TELUS Mobility offers wireless voice and data services to consumers and businesses nationally on both the ESMR and the PCS/cellular networks, and competes principally with three other major carriers in Canada. As a result of acquisitions and purchases completed in recent years, TELUS Mobility holds the leading mobile spectrum position of all wireless carriers within Canada. TELUS Mobility is also a leading wireless communications service provider in Canada in terms of average monthly revenue per subscriber unit ("ARPU"), churn, and operating cash flow growth based on publicly available information. For the year ended December 31, 2003, TELUS Mobility accounted for revenue of $2,360 million, representing 33 per cent of the total revenue of TELUS for 2003.

In 2001, TELUS Mobility entered into the Roaming/Resale Agreements, which extended and enhanced then existing roaming and resale arrangements by, among other things, reducing the wholesale pricing for such services, to encourage the use of existing CDMA networks. The implementation of these agreements in 2002 expanded TELUS Mobility's addressable PCS market by close to 7 million people, while allowing TELUS Mobility to avoid estimated capital expenditures of approximately $800 million over the 10-year term of the agreements. In 2002, these Roaming/Resale Agreements were amended to include 1X network services. At the end of 2003, TELUS Mobility's national digital networks covered approximately 29.5 million Canadians.

The following table sets forth certain statistical information with respect to TELUS Mobility:


TELUS Mobility                                                                December 31
                                                        2003                    2002                    2001
-----------------------------------------------------------------------------------------------------------------
Net subscriber additions (000's)(1)                     431                     418                      418
Gross subscriber additions (000's)                      987                     1,017                    985
Wireless subscribers (000's) (1)                        3,424                   2,996                    2,578
Penetration rate (2)                                    11.5%                   10.9%                    10.5%
Wireless market share, subscriber based                 25.5%                   25.0%                    24.1%
Average monthly revenue per subscriber unit             $57                     $55                      $57
Minutes of use per subscriber per month ("MOU")         350                     290                      270
Cost of acquisition, per gross addition                 $430                    $425                     $446
Monthly deactivations (churn rate)(1)                   1.5%                    1.8%                     2.0%
Digital population coverage (millions) (3)              29.5                    27.4                     24.2
Total population coverage (millions) (3)                29.9                    27.5                     24.6
Full-time equivalent employees                          5,387                   5,161                    4,851
-----------------------------------------------------------------------------------------------------------------
Total employees                                         5,690                   5,420                    5,156
-----------------------------------------------------------------------------------------------------------------

(1) Based on an audit of the prepaid platform in 2003, a one-time adjustment was made to the prepaid subscriber base. Cumulative subscribers were reduced by approximately 7,600. Of the 7,600, net additions as recorded for 2003 reflected a 5,000 adjustment for current year deactivations. Management believes the deactivations related to the prior period are immaterial and therefore net additions have not been restated. Furthermore, 2003 churn was calculated to reflect the 5,000 deactivations in the current year.
(2) Subscribers divided by population coverage.
(3) Includes expanded population coverage of close to 7 million in the PCS coverage area due to the Roaming/Resale Agreements.

TELUS Mobility networks

TELUS Mobility owns and operates a national digital PCS network, and analogue and digital cellular networks in Alberta, B.C., and eastern Quebec, with 40 to 45 MHz of spectrum throughout all major population regions of Canada. TELUS Mobility has commenced building significant microwave facilities in order to reduce future costs. TELUS Mobility has combined these networks under one national brand. Substantially all of TELUS Mobility's digital subscribers are provided extended coverage in Canada, the U.S. and various other countries through analogue and digital roaming arrangements with other carriers by means of dual-mode or tri-mode, dual-band handsets.

TELUS Mobility also owns and operates an ESMR digital wireless business communications service under the MikeTM trademark using the integrated digital enhanced network ("iDEN") technology. The Mike network covers the larger population centers and surrounding areas in Alberta, B.C., Manitoba, Ontario and Quebec (including Montreal and Toronto), and many non-urban areas in Ontario, Quebec and western Canada. The Mike network utilizes frequencies in the 800 MHz range which have propagation advantages over higher frequencies such as those used in digital 1900 MHz PCS networks, resulting in more cost effective geographic coverage. While the amount of 800 MHz spectrum licensed to TELUS Mobility varies by region, TELUS Mobility has in excess of 10 MHz of spectrum available for its Mike network in Montreal, Toronto and Vancouver, Canada's three most populous metropolitan areas. The Mike service is marketed primarily through independent and corporate-owned dealers to businesses and other organizations as a digital PCS-like service with the added unique benefit of Mike's Direct Connect TM functionality, which provides low-cost instant connectivity for work groups.

TELUS Mobility also operates analogue specialized mobile radio ("SMR") systems in most major urban centres in Canada. TELUS Mobility operates paging networks in Alberta, B.C., and eastern Quebec.

EMPLOYEE RELATIONS
------------------

As at December 31, 2003, TELUS had a total of approximately 24,719 employees, of which 22,183 were regular full-time or regular part-time employees and the balance were temporary employees. Approximately 12,986 employees were unionized of which approximately 11,747 unionized employees were part of the TELUS Communications business segment and approximately 1,239 unionized employees were employed through TELE-MOBILE COMPANY's wholly-owned subsidiary, TM Mobile Inc. and were part of the TELUS Mobility business segment. In 2003, the Company completed its OEP, which included a focus on reducing staff. During the year, there was a net staff reduction of approximately 1,500 employees including approximately 1,300 unionized employees by way of early retirement and early departure voluntary incentive plans (see "Management's Discussion and Analysis
- Restructuring and workforce reduction costs").

TELUS Communications

The Telecommunications Workers Union ("TWU") represents approximately 10,163 unionized employees in TELUS Communications in Alberta and B.C.

Prior to the establishment of a single consolidated bargaining unit of TCI's unionized employees with the TWU as bargaining agent, bargaining unit employees in Alberta and B.C. were included in four separate bargaining units, each with a separate collective agreement. These collective agreements all expired on or before December 31, 2000 and collective bargaining between TCI and the TWU has been in progress since November 2000. During the fourth quarter of 2002, TCI's application to the Federal Minister of Labour requesting the appointment of federal conciliators was granted. TCI and the TWU agreed to an extension of the conciliation process, however, the outstanding issues were not resolved. Subsequently, the Federal Minister of Labour appointed the two conciliators as mediators under the Canada Labour Code to assist the parties. On January 28, 2004 in response to an unfair labour practice complaint filed by the TWU, the Canada Industrial Relations Board ("CIRB") ruled that certain communications to employees violated the Canada Labour Code and ordered TCI to offer binding arbitration to the TWU to settle the collective agreement between the parties. That offer was made by TCI on January 29, 2004 and on January 30, 2004 the TWU accepted TCI's offer of binding arbitration. On February 16, 2004, TCI filed an application with the CIRB for reconsideration of its earlier decisions in January 2004. Related to this application TCI also filed an appeal with the Federal Court. Both filings stem from TCI's disagreement with the CIRB over its findings that TCI's communications to its employees violated accepted practices and laws regarding employer communications during collective bargaining. Until a new collective agreement is concluded between TCI and the TWU, the terms and conditions of the expired collective agreements continue to apply (see "Management's Discussion and Analysis -Risks and Uncertainties - Human Resources").

TELUS Quebec

Approximately 1,584 unionized employees of TELUS Quebec are represented by two bargaining agents. The two unionized groups are:

* Approximately 1,048 office, clerical and technical employees, represented by the Syndicat Quebecois des employes de TELUS. The collective agreements relating to these employees are in effect until December 31, 2005.

* Approximately 536 professional and supervisory employees, represented by the Syndicat des agents de maitrise de TELUS. The collective agreements relating to these employees are in effect until March 31, 2005.

TELUS Mobility

Approximately 1,239 unionized employees of TELE-MOBILE COMPANY are represented by three bargaining agents in the provinces of Alberta, B.C., and Quebec. The unionized employees of TELE-MOBILE COMPANY are employed by its wholly-owned subsidiary, TM Mobile Inc. TELE-MOBILE COMPANY, through TM Mobile Inc., is currently in collective bargaining for renewal agreements for their wireless clerical and professional employees in Rimouski, Quebec. Negotiations with the TWU are pending for the unionized employees in the wireless operations in Alberta and B.C. The TELE-MOBILE COMPANY employees that were formerly employed by Clearnet remain non-unionized. All of these relationships remain subject to the outcome of CIRB proceedings brought by the TWU (see "Management's Discussion and Analysis - Risks and Uncertainties - Human Resources").

The unionized groups are:

* Approximately 563 former BC TEL Mobility employees represented by the TWU and who continue to be covered by the terms of the BC TEL/TWU collective agreement, which expired in December 2000.

* Approximately 607 former TELUS Mobility (Alberta) employees represented by the TWU and who continue to be covered by the terms of the Communications Energy & Paperworker Union/former TELUS Mobility (Alberta) collective agreement, which expired in December 2000.

* Approximately 53 former QuebecTel Mobilite employees represented by the Syndicat Quebecois des employes de TELUS and who continue to be covered by the terms of a collective agreement that expired in December 2000 and was further extended by agreement with the union to December 2002.

* Approximately 16 former QuebecTel Mobilite professional and supervisory employees represented by the Syndicat des Agents de Maitrise de Quebec-Telephone and who are covered by the terms of a collective agreement that expired in March 2002. A renewal agreement is currently being negotiated.

Until new collective agreements are concluded, the terms and conditions of each of the above expired collective agreements continue to apply to the applicable bargaining units.

CAPITAL ASSETS AND GOODWILL
---------------------------

As at December 31, 2003, the total investment of TELUS in capital assets and goodwill was recorded at a net book value of $14.7 billion on a consolidated basis.

Capital assets and goodwill

The principal capital assets of TELUS consist of telecommunications property, plant and equipment and intangible assets and do not lend themselves to description by exact location. As at December 31, 2003, the total investment of TELUS in capital assets was recorded at a net book value of $11.6 billion on a consolidated basis. Such assets, located principally in Alberta, B.C., Ontario and Quebec, include network facilities, relay and transmission towers, switching equipment, terminal devices, computers, motor vehicles, tools and test equipment, furniture, office equipment and intangible assets. Spectrum licenses, which had a net book value of $3.0 billion as at December 31, 2003, comprise the majority of identifiable intangible assets.

With the exception of terminal devices located at customer premises, most of the Company's communications plant and equipment are located on land owned, or on rights-of-way obtained, by TELUS.

The properties of TELUS include: (i) office space; (ii) work centres for field service and materials management personnel; and (iii) space for exchange, toll and mobile radio equipment. A small number of buildings are constructed on leasehold land and the majority of the relay stations for TELUS Mobility's public service radio-telephone network located in remote areas of B.C. are situated on Crown lands held under licenses from the Province of B.C. for varying terms. Some buildings, switch centres and relay stations for TELUS Mobility's public mobile network are situated on land held under long-term leases. The network facilities of TELUS are constructed under or along streets or highways pursuant to rights-of-way granted by the owners of land including municipalities and on land owned by the Crown or on freehold land owned by TELUS. Other communications property, plant and equipment consist of plant under construction and materials and supplies used for construction and repair purposes. Intangible assets include wireless spectrum licenses, subscriber base and computer software.

TELUS monitors its operations for compliance with applicable environmental requirements and standards, and implements preventative and remedial actions as required. TELUS' business of telecommunications services does not generate significant waste products that would be considered hazardous. For these reasons, remedial action has not been significant to the ongoing operations and expenditures of TELUS. As at December 31, 2003, goodwill had a net book value of $3.1 billion. Goodwill represents the excess of cost of acquired businesses over the fair value attributed to the net identifiable assets.

Value of intangible assets and goodwill

TELUS conducted an impairment review of intangible assets and goodwill in the first quarter of 2002, pursuant to the then required accounting and reporting standards in respect of goodwill and intangible assets. Under that standard, intangible assets, to the extent they are determined to have an indefinite life, will no longer be subject to amortization but are subject to a fair-value-based impairment test at least annually. Similarly, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill is subjected to at least an annual assessment for impairment by applying a fair-value-based test at the reporting unit level. Intangible assets with finite lives ("intangible assets subject to amortization") are amortized on a straight-line basis over their estimated lives, which are annually reviewed.

TELUS assessed its intangible assets with indefinite lives, which are its spectrum licences, in the first quarter of 2002 and recorded a transitional impairment amount of $595.2 million ($910.0 million before tax).

The Company's annual review of impairment for intangible assets with indefinite lives and goodwill is conducted in December of each year. No impairment was recorded as a result of the December 2003 review.

ALLIANCES
---------

Long-term Relationship Agreement with Verizon

TELUS and certain Verizon subsidiaries are parties to the Long Term Relationship Agreement dated January 31, 1999. This agreement was entered into at the time of the merger of BC TELECOM with TC, and has a 10-year term. The agreement contains restrictions on Verizon's ability to acquire or sell TELUS shares beyond specified thresholds, and its ability to solicit or initiate business combinations involving TELUS. It also provides Verizon with anti-dilution rights, the right to designate (proportionate to its ownership of voting shares) nominees who will become part of the management slate proposed for election to the TELUS Board, and representation on TELUS Board committees. In particular, subject to certain exceptions and foreign ownership rules, except with the prior approval of a majority of the independent directors on the TELUS Board, Verizon and its subsidiaries may not own or control more than approximately 34.2 per cent of TELUS shares or voting shares, or less than approximately 19.9 per cent of TELUS shares. "As at April 14, 2004, Verizon, through Verizon Canada Holdings Corporation, owned 48,551,972 TELUS Common Shares (25.3 per cent of the TELUS Common Shares) and 24,942,368 TELUS Non-Voting Shares (15.4 per cent of the TELUS Non-Voting Shares) or approximately 20.8 per cent of the outstanding TELUS shares (19.1 per cent on a fully diluted basis)."

Verizon software and related technology and services

Verizon has adopted, with certain changes, the February 1, 1999 agreement (the "GTE Agreement") made between TELUS and a predecessor to Verizon, GTE Corporation, with respect to certain GTE intellectual property rights and services. The agreement between TELUS and Verizon (the "Verizon Agreement") was made effective January 1, 2001 and contains provisions which, subject to existing third party rights and certain other exceptions and conditions, give TELUS and its affiliates certain rights to purchase exclusive licences of Verizon software and other technology, trademarks and service marks as specified by TELUS, and to use exclusively the remaining Verizon software and other technology, trademarks and service marks, in each instance in connection with the provision of Telecommunications Services (as defined in the Verizon Agreement) in Canada. Telecommunications Services do not include the provision of content for broadcasting, video, cable or Internet services, or the sale, publication or provision of directories. If Verizon proposes to transfer all or a substantial portion of the software and other technology underlying the intellectual property rights sold or licensed to TELUS to a third party unrelated to Verizon, and the transferred software and other technology were in fact used in the U.S. (excluding Puerto Rico) or Canada by Verizon at the time of transfer, Verizon must use commercially reasonable efforts to obtain for TELUS substantially the same rights obtained by Verizon to use all upgrades, enhancements, additions and modifications to the transferred software and other technology developed by the third party transferee.

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

The Verizon Agreement applies to Verizon and its American and Canadian affiliates, but specifically excludes Verizon Wireless. Independent of the Verizon Agreement, TELUS Mobility and Verizon Wireless have negotiated and implemented mutually beneficial changes to their reciprocal roaming arrangements.

The initial term of the Verizon Agreement was for one year ending December 31, 2001. The term is renewable annually for successive one-year periods at TELUS' sole discretion with a last renewal right for a term ending December 31, 2008. Any renewal beyond December 31, 2008 requires the mutual agreement of the parties. TELUS has renewed the Verizon Agreement for 2004.

The Verizon Agreement provides for the following annual payments to be made by TELUS (including both licence purchase prices and fees to be paid for all other property rights and services provided or granted to TELUS under the Verizon Agreement): U.S. $155 million during the initial term (2001), U.S. $100 million in the first renewal term (2002), U.S. $20 million in 2003 and in each subsequent annual renewal term up to December 31, 2008. In the event of termination, there will be in most instances a two-year transition period and TELUS will have a licence to use the then current software and other technology on a non-exclusive basis, allowing TELUS to properly manage the transition to new technology.

Genuity software and related technology and services

In order to obtain regulatory approvals for the merger between GTE Corporation and Bell Atlantic Corporation, GTE Corporation transferred substantially all of its Internet business into a separate public corporation known as Genuity Inc. (formerly GTE Internetworking) prior to the closing of the merger.

Effective June 30, 2000, Genuity Inc. and its subsidiary, Genuity Solutions Inc. (collectively, "Genuity"), and TELUS entered into a Brand, Technology and Co-Marketing Agreement (the "Genuity Agreement"). Similar to the GTE Agreement, and subject to existing third party rights and certain exceptions and conditions, the Genuity Agreement gave TELUS and its affiliates the exclusive right to use Genuity's software and other technology in connection with the provision of Telecommunications Services in Canada, and the exclusive right to use Genuity's trademarks and service marks in connection with the provision of Telecommunications Services in Canada where the Telecommunications Services were based on or use Genuity software and other technology or were in lines of business in which Genuity had been or was engaged. Genuity agreed to provide certain functional and consulting services to TELUS as requested. The parties also agreed, subject to existing obligations, to use reasonable efforts to provide services and products that were seamless with each other and each agreed to use reasonable efforts to purchase for itself and its customers the Telecommunications Services of the other party in that party's territory, with Genuity being the first preferred supplier to TELUS over Verizon on IP Services (as defined in the Genuity Agreement) and Verizon being the first preferred supplier to TELUS over Genuity on the remaining Telecommunications Services. The Genuity Agreement also contained certain joint marketing and non-competition provisions. Subject to rights of early termination in certain instances, the initial term of the Genuity Agreement was to expire on January 31, 2009, during which term TELUS was not required to make any payments directly to Genuity and TELUS' payments to Verizon under the Verizon Agreement constituted sufficient consideration in that regard.

On or about July 24, 2002, Verizon announced that it would not exercise its right to reacquire control of Genuity Inc. On November 27, 2002, Genuity Inc., together with Genuity Solutions Inc. and certain other affiliates (collectively, the "Debtors") filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code. On February 4, 2003, the Debtors sold substantially all of their assets and operations to Level 3 Communications Inc. and certain of its subsidiaries (collectively, "Level 3").

Level 3 Communications Inc.

By consensus of the interested parties, the Genuity Agreement was terminated as of the closing of the sale of the Debtors' assets to Level 3, and TELUS and Genuity ended their further rights and obligations with respect to each other under the Genuity Agreement. Effective as of June 25, 2003, the Genuity Agreement was reinstated, with certain modifications, between TELUS and Level
3. Level 3 was, in large measure, substituted as the contracting party in place of Genuity. Such modified agreement between TELUS and Level 3 (the "Level 3 Agreement"), among other things, designates Level 3 as the first preferred supplier to TELUS over Verizon on IP Services (as defined in the Level 3 Agreement) and Verizon as the first preferred supplier to TELUS over Level 3 on the remaining Telecommunications Services, provides for continued rights to certain pre-existing Genuity software and other intellectual property, and sets out joint marketing and non-compete provisions. The Level 3 Agreement has a two-year term.

TELUS had negotiated wholesale agreements with Verizon and Level 3 including agreements to route traffic onto Verizon's and Level 3's U.S. and international network.

Directory Business

In 2001, TELUS sold its directory advertising services business to Verizon Information Services - Canada Inc. ("VIS"), a subsidiary of Verizon. At the same time, various TELUS subsidiaries and VIS entered into a series of commercial arrangements whereby VIS acquired the exclusive right to publish TELUS directories and provide on-line directories on TELUS portals, in Canada and within 40 miles of the Canada-U.S. border, for an initial term of 30 years with certain renewal rights thereafter, and TELUS agreed not to compete with this business for the terms of the agreement.

Agreements with Canadian carriers

Effective January 1, 2000, the major Canadian wireline telecommunication companies replaced the then existing connecting agreement, which expired on December 31, 1999, with a series of bilateral connecting and support services agreements that set out the terms and conditions of the interconnection of members' networks, the terms and conditions associated with the provisions of certain services on such networks, and the method of settlement of revenues from certain communications services. As TELUS has developed its own national network, services and processes it has progressively been limiting its reliance on the arrangements described in these agreements.

TCI, together with the former Canadian incumbent wireline carriers, continue to be shareholders in Stentor Resources Centre Inc. ("SRCI"). SRCI, a former Stentor alliance company, is now limited to owning and managing a portfolio of trademarks licensed to the Canadian carriers. As each carrier pursues its own branding strategy, the trademarks will be distributed to the shareholders and the affairs of SRCI will be wound up.

LEGAL PROCEEDINGS
-----------------

On May 8, 1998, an action was commenced against BC TEL (now TCI) by certain holders of the $117.75 million principal amount of First Mortgage Bonds, 11.35 per cent Series AL (the "Bonds") which were redeemed by BC TEL on December 30, 1997. The action alleged that the Bonds were improperly redeemed and claimed damages as a result thereof. TELUS successfully defended the action, which was dismissed by the Ontario Superior Court of Justice in January 2003. The plaintiffs are appealing that decision to the Ontario Court of Appeal, and it is anticipated that the appeal will be heard in the second half of 2004.

On December 16, 1994, the TWU filed a complaint against BC TEL with the Canadian Human Rights Commission (the "CHRC"), alleging that wage differences between unionized male and female employees in British Columbia were contrary to the equal pay for work of equal value provisions in the Canadian Human Rights Act. In December 1998, the CHRC advised it would commence an investigation of the TWU complaint. In February 2003, the Commission offered to mediate a settlement of the complaint, but the Company declined the offer. The complaint is still in the investigation phase. TELUS believes that it has good defences to the TWU's complaint and has taken the position that it should be dismissed.

In January 2002, TELUS became aware of two statements of claim filed in the Alberta Court of Queen's Bench on December 31, 2001 and January 2, 2002 by plaintiffs alleging to be either members or business agents of the TWU. In one action, the three plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan ("TCPP"), and in the other action, the two plaintiffs allege to be suing on behalf of all current or future beneficiaries of the TELUS Edmonton Pension Plan ("TEPP"). The statement of claim in the TCPP-related action named TELUS, certain of its affiliates and certain present and former trustees of the TCPP as defendants, and claims damages in the sum of $445 million. The statement of claim in the TEPP-related action named TELUS, certain of its affiliates and certain individuals who are alleged to be trustees of the TEPP and claims damages in the sum of $15.5 million. On February 19, 2002, TELUS filed statements of defence to both actions and also filed notices of motion for certain relief, including an order striking out the actions as representative or class actions. On May 17, 2002, the statements of claim were amended by the plaintiffs and include allegations, inter alia, that benefits provided under the TCPP and TEPP are less advantageous than the benefits provided under the respective former pension plans, contrary to applicable legislation, that insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted. TELUS filed statements of defence to the amended statements of claim on June 3, 2002. An application for an order striking out the actions as representative or class actions was dismissed on December 17, 2003. TELUS believes it has good defences to the actions. However, at this stage of the litigation, it is too early to determine if there is a material likelihood of the actions being determined adversely against TELUS.

FOREIGN OWNERSHIP RESTRICTIONS
------------------------------

Each of TCI, TELUS Communications (Quebec), TELUS Solutions d'Affairs Inc. and TELUS Mobility (the "Canadian Carriers") is required by the Telecommunications Act (Canada) (the "Telecommunications Act") and the regulations thereunder to be a Canadian-owned and controlled corporation incorporated or continued under the laws of Canada or a province of Canada, or, in the case of the TELUS Mobility partnership, each of the partners must meet these requirements. The same rules apply to TELUS Mobility as a partnership under the Radiocommunication Act (Canada) (the "Radiocommunication Act"). Each of the Canadian Carriers is considered, under the Telecommunications Act, to be Canadian-owned and controlled as long as: (a) not less than 80 per cent of the members of its board of directors are individual Canadians; (b) Canadians beneficially own not less than 80 per cent of its issued and outstanding voting shares; and (c) it is not otherwise controlled in fact by persons who are not Canadians. TELUS intends that each will remain controlled by TELUS and that it will ensure that each remains "Canadian" for the purposes of these ownership requirements.

The Telecommunications Act also provides that in order for a company that holds shares in a carrier to be considered Canadian, not less than 66-2/3 per cent of the issued and outstanding voting shares of that company must be owned by Canadians and that such company must not otherwise be controlled in fact by non-Canadians. Accordingly, not less than 66-2/3 per cent of the issued and outstanding voting shares of TELUS must be owned by Canadians and TELUS must not otherwise be controlled in fact by non-Canadians. To the best of TELUS' knowledge, Canadians beneficially own and control in the aggregate not less than 66-2/3 per cent of the issued and outstanding Common Shares and TELUS is not otherwise controlled in fact by non-Canadians.

The regulations under the Telecommunications Act provide Canadian carriers and carrier holding companies, such as TELUS, with the time and ability to rectify ineligibility resulting from insufficient Canadian ownership of voting shares. Under these regulations, such companies may restrict the issue, transfer and ownership of shares, if necessary, to ensure that they and their subsidiaries remain qualified under such legislation. For such purposes, in particular but without limitation, a company may, in accordance with the provisions contained in such regulations:

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

The Government of Canada is currently reviewing proposals for changes to the current foreign ownership restrictions, however, no changes to the current restrictions are anticipated in the near term.

REGULATION
----------

General

The provision of telecommunications service in Canada is regulated by the Canadian Radio-television and Telecommunications Commission (the "CRTC") pursuant to the Telecommunications Act. In addition, the provision of cellular and other wireless services using radio spectrum is subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act.

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

Regulation of local services

In 1997, the CRTC issued Decision 97-8. This decision, together with several later decisions and orders, effectively opened Canada's local switched services voice market to full competition. Additionally, in Decision 97-9 the CRTC adopted a four-year price cap regulatory regime for a number of local services provided by the ILECs, which placed price caps on the amount by which rates for these services could be increased but which also allowed the ILECs to respond more quickly and flexibly to competitive conditions in their local markets than under the previous regulatory system. This decision was followed in 2002 (Decision 2002-34), with a second four-year price cap period for TCI.

TCI is subject to regulation as an ILEC in Alberta and B.C., and TELUS Communications (Quebec) is subject to regulation as an ILEC in its incumbent serving territory in Quebec. On July 31, 2002, the CRTC issued Decision 2002-43 adopting the first price cap regulatory regime for TELUS Communications (Quebec) similar to the manner adopted in Decision 2002-34 for the larger ILECs. Local competition in the operating territory of TELUS Communications (Quebec) was allowed in September 2002 following Telecom Order CRTC 2001-761.

In other areas of Canada, TELUS operates as a CLEC. TELUS has received regulatory approval to operate as a CLEC in Brampton, Chatham, Cooksville, Guelph, Hamilton, Kanata, Kingston, Kitchener, London, Malton-Mississauga, Oshawa, Ottawa-Hull, St. Catherines, Toronto, Unionville, and Windsor in Ontario and in other cities in the province of Quebec such as Boucherville, Chicoutimi, Chomeday, Drummondville, Lac Megantic, Levis, Longueuil, Montreal, Pont Viau, Quebec City, Riviere-du-Loup, Saint-Hyacinthe, Sherbrooke, and Trois-Rivieres.

Price cap regulation

Price cap regulation applies to a basket of local services provided by ILECs. On May 30, 2002, the CRTC issued Decision 2002-34 and established a second four-year price cap period. The CRTC modified the price cap basket structure and established multiple baskets for price capped services. In the initial four-year price cap period, there was one overall price cap basket and three sub-baskets. The new price cap basket structure has separate baskets for residential services in non high-cost service areas, residential services in high-cost service areas, business services, other capped services, competitor services, services with frozen rates and payphones. Each of these baskets is subject to pricing constraints.

Annual price changes in residential services in the non high-cost service areas ("non-HCSAs") basket will be limited to the rate of inflation as measured by the chain-weighted Gross Domestic Product Price Index less a productivity off-set of 3.5 per cent when inflation is greater than 3.5 per cent. When inflation is less than 3.5 per cent, an amount equal to the revenue reduction required by the pricing constraint will be placed in a deferral account. The Company may recognize the deferred amounts upon undertaking qualifying actions, such as service improvement programs ("SIPs"), rate reductions including those provided to competitors and/or rebates to customers. Overall, rates in the non-HCSA basket cannot be increased when inflation is less than 3.5 per cent and annual rate increases for individual rate elements are limited to 5 per cent.

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

Unbundling of Essential Facilities.
In 1997, the CRTC determined in Decision 97-8 that all local exchange carriers (both incumbent and competitive) must be interconnected with one another's facilities in order to create a network of fully interoperable networks. In order to facilitate these objectives, ILECs must make certain "essential facilities" available to CLECs, at incremental cost plus an appropriate mark-up. The CRTC has defined essential facilities as facilities which are monopoly controlled, required by competitors as an input to provide services and which cannot be economically or technically duplicated by competitors. The CRTC determined that essential facilities should include central office codes, subscriber listings and certain local loops in high-cost service areas. Initially, for a five-year period, the ILECs must provide certain non-essential facilities, which the CRTC deemed to be near essential, such as local loop facilities in low cost areas and transiting arrangements, at prices determined as if they were essential facilities (that is, incremental cost plus an appropriate mark-up). In Order CRTC 2001-184, the CRTC extended the period of time during which near-essential facilities in low-cost areas must be made available to competitors at mandated rates. This obligation on the part of the ILECs will continue until such time as the market for near essential loops and transiting arrangements is competitive.

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

Contribution and portable subsidies.
The CRTC previously determined that contribution payments from interconnected interexchange service providers (including voice, data and wireless service providers) would be used to subsidize the costs of below-cost residential telephone services through portable subsidies available to all eligible local exchange carriers that provide residential telephone services in high-cost service areas. The calculation of this portable subsidy was based on ILEC costs and revenues, and was paid from a central fund to all eligible local exchange carriers. Although the contribution regime and the portable subsidy mechanism were to remain unchanged until the end of 2001, Decision 2000-745 made several significant changes. Effective January 1, 2001, the CRTC changed the method used to collect contribution payments from a per-minute charge on long distance services to a percentage of revenue charge on all telecommunications service providers, including wireline, wireless, data and other services. Internet, paging and terminal equipment revenues are exempt from the revenue charge. The 2001 contribution requirement was based on the estimated contribution revenues that would have been collected under the per-minute mechanism and the 2001 revenue-percentage charge was 4.5 per cent. The CRTC also changed the way in which contribution was pooled for subsequent distribution from separate company-specific contribution pools to one national contribution pool. This change resulted in a net positive revenue impact for TELUS in 2001.

In 2002, the per cent of revenue collection method and the national pooling of contribution payments continued but the method of calculating the amount of contribution that was received by companies providing residential basic service in high-cost service areas changed. In 2002, the contribution requirement was the difference between the incremental costs to provide residential telephone services in high-cost service areas (which include a 15 per cent mark-up towards the recovery of fixed common costs) less the revenues and an implicit subsidy of $60 per year per customer from optional local services. In Decision 2001-238, the CRTC reduced the amount of contribution to be collected by excluding certain costs that can be recovered through the contribution regime. As a result, the amount of contribution to be collected has been significantly reduced and the percentage of revenue charge applied to all telecommunications service providers was reduced to 1.4 per cent on an interim basis for 2002. The result was an estimated year-over-year reduction in EBITDA of $205 million for TELUS in 2002. In December 2002, the CRTC finalized the revenue percentage charge for 2002 at 1.3 per cent and retained the charge at 1.3 per cent on an interim basis for 2003. TELUS applied to the CRTC to review and vary Decision 2000-745 and Decision 2001-238 to reinstate a 25 per cent mark-up and to recognize TELUS' actual incremental costs in the calculation of the contribution requirement. In Decision 2002-67, the CRTC denied TELUS' review and vary application. TELUS subsequently filed a petition with the federal Cabinet, on January 22, 2003, requesting that it order the CRTC to determine rates for regulated services and the Company's subsidy requirement based on actual company-specific costs. On July 28, 2003, the Cabinet upheld Decision 2002-67 and encouraged the CRTC to undertake a review of the methodology used to determine corporation-specific costs. In December 2003, the CRTC finalized the revenue percentage charge for 2003 at 1.1 per cent and will retain the charge at 1.1 per cent on an interim basis for 2004 (see "Management's Discussion and Analysis - Financial impact of Price cap decisions" "Management's Discussion and Analysis - Risks and Uncertainties - Regulatory").

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

Co-location.
Co-location is an arrangement that allows ILEC customers and competitors to place their transmission facilities in the ILECs' central offices, thereby allowing competitors to configure their networks in a more efficient manner. In Decision 97-15, the CRTC ruled that, subject to space availability, both physical and virtual co-location must be provided to "Canadian carriers" pursuant to a tariffed service or an interconnection agreement. This decision has been subsequently extended to registered ADSL providers.

Telecommunications access to public rights-of-way.
On January 25, 2001, the CRTC issued Order CRTC 2001-23, which ruled on a dispute over Ledcor Industries Limited's access to rights-of-way in the City of Vancouver. In this order, the CRTC confirmed its jurisdiction over telecommunications access to public rights-of-way; determined that municipalities cannot charge carriers rent for access to, or occupancy of, rights-of-way; indicated that carriers are responsible for the out-of-pocket expenses associated with gaining access to rights-of-way; and decided that it is not appropriate for municipalities to impose upon carriers a requirement to construct additional capacity beyond their needs. The principles established in this proceeding will generally be applicable to other municipalities. However, the Federation of Canadian Municipalities appealed the CRTC's order to the Federal Court of Appeal. In its decision, the Federal Court of Appeal upheld the CRTC's order and affirmed the CRTC's jurisdiction to regulate on matters respecting access to public rights-of-way by telecommunications companies and cable-TV undertakings. On February 28 and March 3, 2003, a number of municipalities filed an application for leave to appeal the Federal Court of Appeal's decision to the Supreme Court of Canada. On September 4, 2003, the Supreme Court of Canada decided not to hear the appeal and the significant claims for annual fees by the cities will not be payable. As a result, TELUS was put in a more favourable position to negotiate fair and reasonable terms of access to municipal rights-of-way for placement of facilities.

Building access.
TELUS is participating in a CRTC proceeding to establish terms of access to tenants in multi-unit dwellings such as apartment buildings and office complexes. Building owners are currently demanding substantial fees for such access. An interim decision was issued by the CRTC in September 2001 whereby local exchange carriers, such as TELUS, would "own" in-building wires in existing buildings. As for new buildings, the building-proprietors would "own" the in-building wires. On June 30, 2003, the CRTC issued Decision 2003-45 which sets out the principles for access by all local telephone companies to equipment and wiring in multi-dwelling units. The decision reduced considerably the uncertainty TELUS faced in gaining access to such buildings. From a financial perspective, the decision reduced TELUS' exposure to potential significantly increased costs of building access. However, on November 8, 2003, an association representing building owners was granted leave to appeal Decision 2003-45 to the Federal Court of Appeal.

Pricing safeguard review.
The CRTC has initiated a proceeding to review pricing safeguards and is proposing modifications to the service bundle pricing rules as well as the introduction of a new pricing safeguard for volume and term contracts for retail tariffed services. The CRTC is also proposing to modify the imputation test that is used when ILECs propose rate decreases. If the CRTC implements the proposed changes to the pricing safeguards, ILECs will have less pricing flexibility and TELUS expects its ability to respond to competitive pressures to be constrained. The CRTC is not expected to render its decision in this proceeding before late 2004.

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

The Minister of Industry has the authority to suspend or revoke radio spectrum licences if the licence holder has contravened the Radiocommunication Act, regulations or terms and conditions of its licence and after giving the holder of the licence a reasonable opportunity to make representations. Licence revocation is rare; licences are usually renewed upon expiration (see "Management's Discussion and Analysis - Risks and Uncertainties - Regulatory - "Radiocommunications licences regulated by Industry Canada" and "Foreign ownership restrictions").

Radiocommunications spectrum licences

TELUS Mobility holds radiocommunication spectrum licences and authorizations for a variety of wireless services and applications, both mobile and fixed. TELUS Mobility holds significant 1.9 GHz PCS spectrum throughout Canada, is the leading holder of 800 MHz SMR/ESMR spectrum in all of the major Canadian markets, and holds 25 MHz of cellular 800 MHz spectrum in Alberta, B.C. and eastern Quebec. In addition, TELUS Mobility holds various radio spectrum licences for paging services, analogue two-way radio services, and legacy mobile-telephone and other miscellaneous wireless services.

PCS/cellular.
Including the acquisition of TELUS Quebec, but before the 2001 PCS spectrum auction and the acquisition of Clearnet Communications, TELUS Mobility held authorizations for 10 MHz of 1.9 GHz PCS spectrum and 25 MHz of cellular spectrum in Alberta, B.C. and eastern Quebec. With the acquisition of Clearnet, TELUS acquired an additional 30 MHz national PCS licence, but was required to return 20 MHz of PCS spectrum in Alberta, B.C. and the TELUS Quebec territory to Industry Canada to comply with Industry Canada's spectrum cap limitation. In the PCS spectrum auction held in early 2001, TELUS Mobility obtained 10 MHz of additional PCS spectrum in the Industry Canada defined tier 2 licence areas of Nova Scotia and Prince Edward Island, southern Quebec, eastern Ontario, southern Ontario and Manitoba (see "Management's Discussion and Analysis - Risks and Uncertainties - Regulatory - Foreign ownership restrictions").

SMR/ESMR.
TELUS Mobility offers its unique digital Mike ESMR service in all major Canadian markets using 800 MHz SMR/ESMR spectrum. TELUS Mobility holds varying amounts of SMR/ESMR spectrum in different areas of Canada, but has in excess of 10 MHz of ESMR spectrum available to it in each of the major Canadian market areas.

Other.
TELUS Mobility provides one-way messaging service (alpha-numeric and numeric paging) regionally and nationally with spectrum in the 150 and 931 MHz range in Alberta, B.C., the TELUS Quebec region of the province of Quebec and via roaming arrangements. TELUS Mobility currently operates a variety of other two-way radio services across the country in various spectrum bands. TELUS also operates the Autotel mobile telephone service in B.C. in the 150 MHz band and a number of microwave transmission links.

Licence terms and renewals.
Currently, spectrum licences in Canada for PCS and cellular spectrum are renewed every five years. TELUS Mobility's PCS and cellular spectrum licenses were renewed effective April 2001 (see "Management's Discussion and Analysis - Risk and Uncertainties - Regulatory - Radiocommunications licences regulated by Industry Canada" and "Foreign Ownership Restrictions") The spectrum licences for the auctioned 24/38 GHz and PCS spectrum have a ten-year term from the date of issuance. Most other radiocommunications spectrum licences are renewed annually (see "Management's Discussion and Analysis - Risks and Uncertainties - Regulatory - Radiocommunication licences regulated by Industry Canada").

Broadcasting services

The provision of broadcasting services in Canada is regulated by the CRTC pursuant to the Broadcasting Act (Canada) (the "Broadcasting Act"). This act applies to all types of broadcasting activities including commercial off-air radio and television broadcasting as well as the distribution of cable television service and the provision of cable television services like video-on-demand ("VOD").

The Broadcasting Act and its associated regulations give the CRTC the authority to issue licences for specific categories of broadcasting undertakings and to regulate the content provided and rates charged by each category of broadcasting undertaking. In August 1996, the federal government issued its policy under which "telecommunications common carriers" (as defined in the Telecommunications Act) would be allowed to apply for broadcasting distribution undertaking licenses to provide cable television service. In 1997, the CRTC confirmed that new entrant broadcasting distribution undertakings, including telecommunications common carriers, would not be rate regulated and would not have an obligation to serve. However, the CRTC confirmed that entrants would have to meet all the same content and carriage obligations as incumbent distribution undertakings.

Bundled services

In March 1998, the CRTC issued Decision 98-4, in which it removed restrictions on the joint marketing of wireless and wireline services and, subject to certain regulatory requirements, permitted telephone companies to offer bundled wireless and wireline services.

COMPETITION
-----------

TELUS expects continued strong competition within its wireline voice, data and IP, and wireless businesses within both its ILEC and non-ILEC territories. The following is a summary of TELUS' competitive position in each of its principal markets and geographic areas:

TELUS Communications - wireline business segment

Local

Subsidiaries of TELUS have faced competition in the market for local services since 1998.

A number of companies operate as CLECs within TELUS' ILEC territories, competing primarily for business customers. These competitors offer local service through a combination of their own facilities and unbundled network elements provided by TELUS. In addition, resellers of primary local exchange services have been in operation in Alberta and B.C. for several years. CRTC Decision 2002-34, effective for four years beginning June 1, 2002, outlines the regulation of ILECs with respect to pricing rules for local tariffed retail services and services purchased from the ILECs by competitors.

In its non-ILEC territories, TELUS' major competitors on local access are the incumbent carriers. In most cases these competitors are subsidiaries or affiliates of BCE Inc. In its ILEC territories, TELUS' local access competitors include Allstream, Call-Net Enterprises and Bell West, as well as a number of other smaller carriers. Certain of these competitors have built extensive local fibre optic networks in TELUS' traditional service territories. These competitors are increasingly integrating or bundling services in order to provide both discounted and more extensive service offerings to customers. Also, wireless service providers offer services that might be considered to compete with ILEC local services

While not significant at present, there are a number of emerging technologies that are beginning to compete with traditional wireline local access service. Voice over IP technology has evolved to allow non-traditional competitors like cable TV and software companies to enter the market. Competition from voice over IP competitors is expected to intensify in coming years (see "Management's Discussion and Analysis - Risks and Uncertainties - Voice over Internet protocol").

Long distance

Subsidiaries of TELUS have experienced long distance competition since 1993. Significant competitors in long distance services include Sprint Canada, Allstream, Primus Telecommunications Canada and Bell West. In addition, there are a number of smaller competitors. Competitors have attempted to gain market share through various methods, including acquisitions, business alliances, construction of alternative network facilities, price reductions and repackaging of service offerings.

As non-traditional competitors, such as cable TV and software companies, enter the market for local services they may also become viable competitors in long distance voice services. At this time these competitors have negligible market share.

Competitors, other than the ILECs, are not required to file tariffs for review and approval by the CRTC. As such, they continue to have a regulated competitive advantage over ILECs, who must file rates with the CRTC when bundling forborne services (toll services) with tariffed services.

Data and Internet

TELUS Communications is an Internet service provider in Alberta, B.C., and in parts of Ontario and Quebec. TELUS Communications had approximately 881,400 Internet consumer and business subscribers as of December 31, 2003 (801,800 as of December 31, 2002), including 561,600 ADSL subscribers (410,000 on December 31, 2002).

In the residential sector and, to a lesser extent, the business sector, cable TV companies are also providing high-speed Internet access and represent significant competition to the ILECs. The cable TV companies who compete with TELUS in the provisioning of high-speed Internet services to consumers had approximately 62 per cent market share in Alberta and British Columbia as at December 31, 2003 (down from approximately 64 per cent a year earlier).

For higher bandwidth and other data services to businesses nationally, TELUS competes with a number of companies including Bell Canada and Allstream, as well as systems integrators such as IBM Canada and EDS.

TELUS Mobility - wireless business segment

Wireless services

TELUS Mobility had 3,424,000 subscribers at December 31, 2003. TELUS Mobility's national wireless network runs on 1X, the latest evolution in high speed wireless digital technology standard, CDMA. TELUS Mobility has entered into the Roaming/Resale Agreements with Bell Mobility allowing access to each other's 1X network outside of the urban centers. Rogers AT&T Wireless also has a national digital network but uses a different technology standard. A third competitor, Microcell Telecommunications, has digital coverage in major urban areas but relies on analogue coverage from roaming partners in other areas.

TELUS Mobility also competes with numerous national, regional and local-paging companies for paging customers in Alberta, B.C., and eastern Quebec. TELUS Mobility offers a number of wireless Internet offerings using the networks noted above as well as wireless LAN services such as WiFi (802.11) in so-called "hotspots" and other areas utilizing unlicensed spectrum. In offering wireless Internet and LAN access service, TELUS Mobility competes, to a limited extent, with business Internet access providers. It also competes with major equipment manufacturers for private radio engineered systems.

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

In 2002, TCI applied to the CRTC for two broadcasting distribution-undertaking licenses to provide cable television service to a number of communities in Alberta and B.C. These applications would allow TELUS to provide television programming to its subscribers using the Company's ADSL network, and would allow the Company to provide a complete package of voice, data, Internet access and cable television services in these communities in competition with Shaw Communications, StarChoice Communications, and Bell ExpressVu. On August 20, 2003, the CRTC approved the applications by TCI to provide broadcasting services to various communities in these provinces.

In 2002, TCI applied to the CRTC for a programming undertaking licence to provide VOD service. This license would allow TCI to offer real-time VOD service as part of its proposed broadcasting distribution licence. On September 9, 2003, the CRTC approved the application by TCI to provide its VOD service on a national basis.


SELECTED FINANCIAL INFORMATION
------------------------------

Selected three-year consolidated financial information, contained in Management's Discussion and Analysis on pages 21 and 22 of the 2003 Annual Report, is hereby incorporated by reference.


MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------

Management's Discussion and Analysis, contained on pages 11 to 46 in the 2003 Annual Report, is hereby incorporated by reference.


DIVIDENDS DECLARED
------------------

The dividends per common share and non-voting share declared with respect to each quarter by TELUS, during the three-year period ended December 31, 2003, are shown below.

Quarter ended (1)                                       2003                    2002                    2001
-----------------------------------------------------------------------------------------------------------------
March 31                                                $0.15                   $0.15                   $0.35
June 30                                                 $0.15                   $0.15                   $0.35
September 30                                            $0.15                   $0.15                   $0.35
December 31                                             $0.15                   $0.15                   $0.15
-----------------------------------------------------------------------------------------------------------------

(1)   Paid on the first business day of the next month.

TELUS' Board of Directors reviews its dividend policy quarterly. In October 2001, TELUS reduced the quarterly dividend on its Common Shares and Non-Voting Shares from 35 cents to 15 cents, effective January 1, 2002, to align the dividend level with its growth strategy (see "Management's Discussion and Analysis - Risks and Uncertainties - Dividends"). On July 25, 2002, TELUS announced that it had no intention of reducing the dividend further and that it was committed to the maintenance of the existing dividend policy. TELUS' quarterly dividend policy will depend on an ongoing assessment of free cash flow generation and financial indicators including leverage, dividend yield and payout ratio.


CAPITAL STRUCTURE OF TELUS
--------------------------

The authorized capital of TELUS consists of 4,000,000,000 shares, divided into:
1) 1,000,000,000 Common Shares without par value; 2) 1,000,000,000 Non-Voting Shares without par value; 3) 1,000,000,000 First Preferred shares without par value and; 4) 1,000,000,000 Second Preferred shares without par value. The Common Shares and Non-Voting Shares are listed for trading on the Toronto Stock Exchange and the Non-Voting Shares are listed for trading on the New York Stock Exchange. See "Market for Securities".

TELUS Common Shares and TELUS Non-Voting Shares

Subject to the prior rights of the holders of First Preferred shares and Second Preferred shares, the Common Shares and the Non-Voting Shares are entitled to participate equally with each other with respect to the payment of dividends and the distribution of assets of TELUS on the liquidation, dissolution or winding up of TELUS.

Neither the Common Shares nor the Non-Voting Shares can be subdivided, consolidated, reclassified or otherwise changed unless the other class is changed in the same manner.

The holders of the Common Shares are entitled to receive notice of, attend, be heard and vote at any general meeting of the members of TELUS on the basis of one vote per Common Share held. The holders of Non-Voting Shares are entitled to receive notice of, attend and be heard at all general meetings of the members of TELUS and are entitled to receive all notices of meetings, information circulars and other written information from TELUS that the holders of Common Shares are entitled to receive from TELUS, but are not entitled to vote at such general meetings unless otherwise required by law.

The Articles of TELUS provide for cumulative voting. Cumulative voting is a mechanism which permits proportional board representation of significant shareholder minorities. In the absence of cumulative voting, a shareholder is entitled to cast one vote for each share held. Under cumulative voting, directors are elected through a rule that permits a sufficiently large minority to win one or more seats. For each voting share held, a shareholder will receive votes equal to the number of directors to be elected and may cast all votes in favour of one candidate or distribute the votes among the candidates as the shareholder chooses. The greater the number of directors to be elected, the smaller the minority shareholding necessary to elect one director.

In order to ensure that the holders of the Non-Voting Shares can participate in any offer which is made to the holders of the Common Shares (but is not made to the holders of Non-Voting Shares on the same terms), which offer, by reason of applicable securities legislation or the requirements of a stock exchange on which the Common Shares are listed, must be made to all or substantially all the holders of Common Shares who are in any province of Canada to which the requirement applies (an "Exclusionary Offer"), each holder of Non-Voting Shares will, for the purposes of the Exclusionary Offer only, be permitted to convert all or part of the Non-Voting Shares held into an equivalent number of Common Shares during the applicable conversion period. In certain circumstances (namely, the delivery of certificates, at specified times, by holders of 50 per cent or more of the issued and outstanding Common Shares to the effect that they will not, among other things, tender to such Exclusionary Offer or make an Exclusionary Offer), these conversion rights will not come into effect.

If the Telecommunications Act is changed so that there is no restriction on any non-Canadians holding Common Shares, holders of Non-Voting Shares will have the right to convert all or part of their Non-Voting Shares into Common Shares on a one for one basis, and TELUS will have the right to require holders of Non-Voting Shares who do not make such an election to convert such shares into an equivalent number of Common Shares.

TELUS will provide notice to each holder of Common Shares before a general meeting of members at which holders of Non-Voting Shares will be entitled to vote as a class. In such event, holders of Common Shares will have the right to convert all or part or their Common Shares into Non-Voting Shares on a one for one basis provided and to the extent that TELUS and its subsidiaries remain in compliance with the foreign ownership provisions of the Telecommunications Act.

The Common Shares are subject to constraints on transfer to ensure TELUS' ongoing compliance with the foreign ownership provisions of the Telecommunications Act. As well, holders of Common Shares will have the right, if approved by the Board of Directors of TELUS, to convert Common Shares into Non-Voting Shares in order that TELUS be in compliance with the foreign ownership provisions of the Telecommunications Act.

In all other respects, each Common Share and each Non-Voting Share have the same rights and attributes.

First Preferred shares

The First Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions which the board of directors of TELUS determines by resolution and subject to filing an amendment to the Memorandum and Articles of TELUS. No series of First Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares. Except as required by law, the TELUS holders of the First Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the members of TELUS. The First Preferred shares rank prior to the Second Preferred shares, Common Shares and Non-Voting Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

Second Preferred shares

The Second Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions, which the board of directors of TELUS determines by resolution and subject to filing an amendment to the Memorandum and Articles of TELUS. No series of Second Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares. Except as required by law, the holders of the Second Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the members of TELUS. The Second Preferred shares rank, subject to the prior rights of the holders of the First Preferred shares, prior to the Common Shares and Non-Voting Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

TELUS Rights Plan

TELUS adopted a shareholder rights plan (the "Rights Plan") in March 2000 and issued one right (a "Series A Right") in respect of each Common Share outstanding as at such date and issued one right (a "Series B Right") in respect of each Non-Voting Share outstanding as of such date. The Rights Plan has a term of 10 years subject to shareholder confirmation every three years. The Rights Plan was amended and confirmed as amended by the shareholders in 2003 and will again require confirmation in 2006. Each Series B Right, other than those held by an Acquiring Person (as defined in the Rights Plan) and certain of its related parties, entitles the holder in certain circumstances following the acquisition by an Acquiring Person of 34.2 per cent or more of the voting shares of TELUS (otherwise than through the "Permitted Bid" requirements of the Rights Plan) to purchase from TELUS $320 worth of Non-Voting Shares for $160 (i.e., at a 50 per cent discount).



DIRECTORS AND OFFICERS
----------------------

Directors

The names, municipalities of residence, principal occupations of the directors of TELUS and the date the person became a director of TELUS are as set out below. Currently, there are 13 directors on the TELUS Board.

     Directors of TELUS
Name and municipality of residence          Director since (1)     Principal occupation
-----------------------------------------------------------------------------------------------------------------
R.H. (Dick) Auchinleck(3)(4)                2003                   Corporate Director
Calgary, Alberta

A. Charles Baillie(2)                       2003                   Corporate Director
Toronto, Ontario

Micheline Bouchard(2)                       2004                   President and Chief Executive Officer, ART
Saint-Bruno, Quebec                                                Advanced Research Technologies
                                                                   (biomedical company)

R. John Butler  (4)(5-Chair)                1995                   Counsel, Bryan & Company
Edmonton, Alberta                                                  (law firm)

Brian A. Canfield (5)(6)                    1993                   Chair,
Point Roberts, Washington                                          TELUS Corporation

Peter D. Charbonneau                        2001                   Partner, Skypoint Capital Co.
Ottawa, Ontario                                                    (venture capital)

Darren Entwistle                            2000                   President and Chief Executive Officer,
Vancouver, B.C.                                                    TELUS Corporation

John S. Lacey (3-Chair) (4)                 2000                   Chairman, The Alderwoods Group
Toronto, Ontario                                                   (funeral home operator)

John J. Lack(6)                             2003                   Senior Vice President of Verizon International
Colleyville, Texas                                                 Operations (the division overseeing
                                                                   international telecommunications operations
                                                                   of Verizon Communications Inc.)

Brian F. MacNeill (2 - Chair)               2001                   Chairman, Petro Canada
Calgary, Alberta                                                   (oil and gas company)

Daniel C. Petri(6)                          2002                   Group President, International,
Bedford, New York                                                  Verizon Communications Inc.
                                                                   (a holding company of consolidated group of
                                                                   telecommunications companies)

Ronald P. Triffo (4 - Chair) (5)            1995                   Chairman, Stantec Inc.
Edmonton, Alberta                                                  (engineering company)

Donald Woodley (3) (5)                      1998                   President,
Orangeville, Ontario                                               The Fifth Line Enterprise
                                                                   (strategic advisory services to IT industry)
------------------------------------------------------------------------------------------------------------------------

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

All of the directors of TELUS have held the principal occupations set forth above or executive positions with the same companies or firms referred to, or with affiliates or predecessors thereof, for the past five years except as follows: Dick Auchinleck was employed by Gulf Canada for 25 years, retiring in 2001 as President and Chief Executive Officer of Gulf Canada Resources after the sale of the company to Conoco Inc.; Charles Baillie was Chairman and Chief Executive Officer of the Toronto-Dominion Bank from 1998 until 2003; Micheline Bouchard was Corporate Vice-President and General Manager, Enterprise Services Organization of Motorola Inc. in Chicago from 2001 to 2002 and Corporate Vice-President and then President and Chief Executive Officer of Motorola Canada Inc. from 1998 to 2000; Peter D. Charbonneau was Executive Vice President of March Networks Corporation from June 2000 to January 2001, Vice Chairman of Newbridge Networks Corporation from June 1998 to May 2000 and President and Chief Operating Officer of Newbridge Networks Corporation prior to May 1998; Darren Entwistle was President, Global Services of Cable & Wireless, UK & Ireland from May 2000 to July 2000, Chief Commercial Officer of Cable & Wireless, UK & Europe, from August 1999 to April 2000, Managing Director, Business of Cable & Wireless, Communications plc. from May 1997 to August 1999, Merger Director, Cable & Wireless plc. prior to May 1997; John S. Lacey was President and Chief Executive Officer of the Oshawa Group Ltd. from August 1998 to December 1998 and President and Chief Executive Officer of Western International Communications prior to July 1998; Brian F. MacNeill was President and Chief Executive Officer of Enbridge Inc. prior to January 2001; and Donald P. Woodley was President of Oracle Corporation Canada Inc. from February 1997 to September 1999.

Peter D. Charbonneau will not be standing for re-election at the Company's annual general meeting on May 5, 2004.

Officers

The name, municipality of residence and present and principal occupations of each of the officers of TELUS, as of April 14, 2004, are as follows:

Officers of TELUS
Name and municipality of residence          Position held with TELUS
-----------------------------------------------------------------------------------------------------------------
Brian A. Canfield                           Chair,
Point Roberts, Washington                   TELUS Corporation

Darren Entwistle                            President and Chief Executive Officer,
Vancouver, B.C.                             TELUS Corporation

Barry A. Baptie                             Executive Vice President,
Surrey, B.C.                                Technology & Operations

Christopher B. Carty                        Executive Vice President, Corporate Strategy &
Vancouver, B.C.                             Chief Marketing Officer

George A. Cope                              Executive Vice President and
Toronto, Ontario                            President and Chief Executive Officer,
                                            TELUS Mobility

Robert G. Cruickshank                       Executive Vice President, Strategic Bid Solutions
Vancouver, B.C.

Daniel H. Delaloye                          Executive Vice President and President,
Edmonton, Alberta                           Consumer Solutions

Robert S. Gardner                           Vice President and Treasurer
Vancouver, B.C.

Joseph R. Grech                             Executive Vice President and President,
Vancouver, B.C.                             Partner Solutions

Audrey T. Ho                                Vice President, Legal Services, General Counsel and
Vancouver, B.C.                             Deputy Corporate Secretary

Robert G. McFarlane                         Executive Vice President and Chief Financial Officer
Vancouver, B.C.

John D Maduri                               Executive Vice President and President,
Calgary, Alberta                            Business Solutions

James W. Peters                             Executive Vice President,
Burnaby, B.C.                               Corporate Affairs and Chief General Counsel and
                                            Corporate Secretary

Hugues St-Pierre                            Executive Vice President and
Rimouski, Quebec                            President and Chief Executive Officer,
                                            TELUS Quebec

Kevin Salvadori                             Executive Vice President, Business Transformation
Vancouver, B.C.                             and Chief Information Officer

Mark W. Schnarr                             Executive Vice President,
Vancouver, B.C.                             Corporate Development

Joe Natale                                  Executive Vice President and President,
Toronto, Ontario                            Client Solutions

Judy A. Shuttleworth                        Executive Vice President,
Surrey, B.C.                                Human Resources

Janet S. Yale                               Executive Vice President,
Ottawa, Ontario                             Government and Regulatory Affairs

-----------------------------------------------------------------------------------------------------------------

All of the officers above have been engaged for the past five years in the specified present principal occupations or in other executive capacities with TELUS, its subsidiaries, affiliates or predecessors thereof, except as described above and as follows: Christopher B. Carty held various positions with AT&T, the last of which was Vice President Revenue Assurance Management, AT&T Business Services from January 2001 to March 2002; Robert G. Cruickshank was President of Mobile Data Solutions Inc. from February 1999 to April 2001; Joseph R. Grech held various executive positions with Cable & Wireless plc., the last of which was the President, Global Carrier Services of Cable & Wireless plc., from October 1999 to June 2000; John M. Maduri was an Executive Vice President of Maxxcom Inc. and MDC Corporation from September 1999 to April 2000, Executive Vice President, Finance and Planning and Chief Financial Officer of Rogers Cantel Mobile Communications Inc. from June 1996 to August 1999; and Janet Yale was President and Chief Executive Officer of the Canadian Cable Television Association from 1999 until she joined TELUS in 2003.

TELUS shares held by directors and officers

As at April 14, 2004, the directors and executive officers of TELUS, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 145,446 Common Shares, which represented approximately 0.08 per cent of the outstanding Common Shares and 616,270 Non-Voting Shares, which represented approximately 0.38 per cent of the outstanding Non-Voting Shares. As of April 14, 2004, the executive officers of TELUS, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 99,220 Common Shares, which represented approximately 0.05 per cent of the outstanding Common Shares and 495,964 Non-Voting Shares, which represented approximately
0.31 per cent of the outstanding Non-Voting Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed, for the ten years ended December 31, 2003, TELUS is not aware that any current director or officer of TELUS had been a director or officer of another issuer which, while that person was acting in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromises with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. B.A. Canfield was a director of Royal Trust Co. in 1994 when it entered into a plan of arrangement with creditors. In December 1998, J.S. Lacey was asked by a group of shareholders to lead the Loewen restructuring, as Chairman of the Board, a position he held at the time of Loewen's filing under Chapter 11 of the U.S. Bankruptcy Code and the Companies' Creditors Arrangement Act (Canada).

For the ten years ended December 31, 2003, TELUS is not aware that any current director or officer of TELUS had been a director or officer of another issuer which, while that person was acting in that capacity, was the subject of a cease trade or similar order or was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, of the company being the subject of a cease trade or similar order that denied the company relevant access to any exemption under securities legislation for a period of more than 30 consecutive days.

MARKET FOR SECURITIES
---------------------

TELUS Common Shares and Non-Voting Shares are listed on the Toronto Stock Exchange under "T" and "T.A." respectively and the TELUS Non-Voting Shares are listed on the New York Stock Exchange under "TU". TELUS 6.75% unsecured subordinate redeemable convertible debentures trade on the Toronto Stock Exchange under " T.DB".

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
----------------------------------------------------------

Verizon owns approximately 48,551,972 Common Shares and 29,942,368 Non-Voting Shares of TELUS. Furthermore, pursuant to the Long-term Relationship Agreement there are restrictions on Verizon's ability to acquire or sell TELUS shares beyond specific thresholds and its ability to solicit or initiate business combinations involving TELUS (see "Alliances"). Verizon had an interest in the sale of the Company's directory advertising services business in July 2001 to Verizon Information Services - Canada Inc. ("VIS"), a subsidiary of Verizon for $810 million and the commercial agreements between VIS and certain TELUS subsidiaries which were entered into at the same time. See heading "Alliances - Directory Business" on page 15.



TRANSFER AGENTS AND REGISTRARS
------------------------------

The Company's transfer agent and registrar is Computershare Trust Company of Canada. Computershare maintains the Company's registers at 600, 530 - 8th Avenue SW, Calgary, Alberta T2P 3S8.

ADDITIONAL INFORMATION
----------------------

Additional information, including directors' and officers' remuneration, indebtedness and options to purchase securities, is contained in the TELUS information circular dated March 18, 2004 for the annual general meeting to be held on May 5, 2004. Additional financial information, including supplementary quarterly financial data and the audited TELUS consolidated financial statements for the year ended December 31, 2003, are set out in the 2003 annual report.

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

   (ii) one copy of the 2003 annual report of TELUS, including the audited consolidated financial statements of TELUS for the year ended December 31, 2003;

  (iii)  one copy of the TELUS information circular dated March 18, 2004;
         and

   (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short from prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any of the documents referred to in (a)(i) to (iv) above, provided that TELUS may require the payment of a reasonable charge if the request is made by a person who is not a security holder of TELUS.

TCI and TELUS Communications (Quebec) also each files an annual information form with certain provincial securities commissions, a copy of which may be obtained by writing to the Corporate Secretary of TELUS at the address provided above or on the SEDAR website at www.SEDAR.com.






Exhibit 4: Management's Discussion and Analysis and Audited Consolidated
           Financial Statements as at and for the year ended December 31, 2003
==============================================================================


             TELUS Management's Discussion and Analysis
                              and
       TELUS Corporation Consolidated Financial Statements

              for the year ended December 31, 2003

------------------------------------------------------------------------------



            TELUS Management's Discussion and Analysis
          =============================================




Forward-looking statements

==============================================================================

This document and the management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company) that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

Factors that could cause actual results to differ materially include but are not limited to: competition; economic fluctuations; financing and debt requirements; tax matters; dividends; human resources (including the outcome of outstanding labour relations issues); technology (including reliance on systems and information technology); regulatory developments; process risks; health and safety; strategic partners; litigation; business continuity events and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents, including the Annual Information Form, and in other filings with securities commissions in Canada and the United States.

See the Risks and uncertainties section in Management's discussion and analysis for further information.


The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

==============================================================================

Management's discussion and analysis

The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the years ended December 31, 2003 and 2002. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the Company's discussion regarding Forward-looking statements (see Forward-looking statements). The Consolidated financial statements of TELUS have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP. See Note 22 to the Consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The Consolidated financial statements and Management's discussion and analysis have been reviewed by TELUS' Audit Committee and approved by TELUS' Board of Directors. All amounts are in Canadian dollars unless otherwise specified.

Management's discussion and analysis is comprised of the following:

 1. Core business, vision and strategy
 2. Key performance drivers
 3. Capability to deliver results
 4. Results
   * Critical accounting estimates
   * Accounting policy developments
   * Financial impact of price cap decisions
   * Selected financial information
   * Quarterly information
   * Performance to 2003 targets and guidance
   * Results of operations
   * Liquidity and capital resources
   * 2004 Outlook
   * 2004 financial and operating targets and issues
   * 2004 financing plan
 5. Risks and uncertainties

1. Core business, vision and strategy
=====================================

Core business

TELUS Corporation, as the largest telecommunications company in Western Canada and the second largest in Canada, provides a full range of telecommunications products and services including data, Internet protocol (IP), voice and wireless services. TELUS earns the majority of its revenue from access to, and usage of, the Company's telecommunications infrastructure, or from providing products and services that facilitate access and usage of the Company's infrastructure.

Vision and strategy

TELUS' strategic intent, or vision, is to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. TELUS' strategy for growth is to focus exclusively on core telecommunications business in Canada. As a result it has evolved from a regional telecommunications company in 1999, serving 28% of Canada's population, to a strong national, facilities-based player in the growth areas of wireless, data and IP. The Company embarked on this strategy to take advantage of the significant growth opportunities that the national market offers.

Corporate background

TELUS Corporation was created from the 1999 merger of BC TELECOM and the former TELUS - two Western Canadian incumbent local exchange carriers (ILECs) - and the acquisition in 2000 of both the Eastern Quebec ILEC QuebecTel (now TELUS Quebec) and the national digital wireless company Clearnet Communications Inc. (Clearnet). BC TELECOM and TELUS were long-established, regional full-service telecommunications companies. At the time of the 1999 merger, TELUS announced its plans to provide telecommunications services in other parts of Canada. From 1999 through 2001, TELUS constructed a national fibre-optic network, subsequently supplemented by fibre rings in major centres in Central Canada. In 2000, TELUS began offering business voice, data and other services outside its Western base, principally in the province of Ontario, and wireless resale services in the provinces of Ontario, Manitoba and Saskatchewan. The purchase of QuebecTel in June 2000 allowed TELUS to accelerate its market entry into the province of Quebec. With the acquisition of Clearnet in October 2000, and the subsequent integration of mobility services, TELUS became a leading Canadian wireless service provider.

Early in 2001, TELUS acquired additional wireless spectrum in major population areas in the Industry Canada PCS spectrum auction. During 2001, TELUS sold non-core assets including its directory advertising business and real estate, and exited the equipment leasing business. The Company also acquired six smaller data/IP, hosting and application development companies and assets largely focused on Central Canada. In 2002, TELUS implemented a new advanced intelligent national long distance and card service platform, integrated TELUS Quebec's Internet backbone with TELUS' national Internet backbone, completed national integration of TELUS' wireless operations in Alberta and B.C. with Clearnet Communications and QuebecTel Mobilite, upgraded to a next generation 1X wireless data network across Canada, began transforming the Company's national network to IP-based technology, completed several billing system integrations and conversions at TELUS Mobility and TELUS Communications, and began to realize significant operating savings in TELUS Communications from implementation of the Operational Efficiency Program. In 2003, the Company became the first in Canada, and one of the first in the world, to deploy an IP-based network that is designed to carry high-quality voice, data and video applications. Significant improvements in profitability and free cash flow were realized in 2003 from TELUS Communications as a result of the Operational Efficiency Program, and from TELUS Mobility operations as a result of network revenue growth and scale efficiencies.

The Company's principal subsidiaries are TELUS Communications Inc. (including TELE-MOBILE COMPANY partnership), TELUS Quebec Inc. (including TELUS Communications (Quebec) Inc.) and TELUS Services Inc. (including TELUS Services Partnership).

The Company's reportable segments, which reflect TELUS' organization structure and are used to manage the business, are TELUS Communications and TELUS Mobility. The two segments are differentiated based on products and services, distribution channels, technology, and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties. Segmented information is presented in Note 20 of the Consolidated financial statements, and discussed in the following sections.

Strategic imperatives

TELUS continues to be guided by its six strategic imperatives established more than three years ago that serve as a guideline for the Company's actions. Some examples of TELUS' progress in 2003 against these imperatives follow:

 1. Building national capabilities across data, IP, voice and wireless
   * A call centre was established in Montreal to in-source Internet help desk services from a third party.

   * TELUS Mobility enhanced its national Mike's Direct Connect digital 2-way radio features to allow roaming in different regions in Canada. Mike's service area now stretches across most of Canada, and in 2004 push-to-talk roaming across North America is planned through roaming agreements with Nextel.

 2. Providing integrated solutions that differentiate TELUS from its competitors
   * TELUS started migrating toll voice traffic onto its next generation network (NGN) in July 2003, beginning the transformation of the TELUS network to a single IP network designed to carry high-quality voice, data and video applications, and giving TELUS a competitive advantage in the business marketplace. For business customers, TELUS IP-One was launched to provide a full suite of IP-based advanced application services and the ability to integrate voice mail, e-mail, data and video through a user-friendly online Web portal.

   * For consumers, additional emerging broadband applications are currently being explored. The Company now offers a legal high-quality music download service. In addition, TELUS received a broadcasting distribution licence from the Canadian Radio-television and Telecommunications Commission (CRTC) in the fall of 2003 to offer digital television service in select communities across
     Alberta and B.C., as well as a licence to offer commercial video-on-demand (VOD) services. Using TELUS' existing high-speed infrastructure, these licences could enable the Company to compete with cable companies and satellite service providers for TV entertainment services. TELUS is testing these services and further evaluating them for potential introduction in 2004.

 3. Partnering, acquiring and divesting to accelerate the implementation of TELUS' strategy and focus TELUS' resources on core business
   * A partnership with the Calgary Health Authority was established to deliver end-to-end human resources solutions to health care and other organizations.

   * TELUS Mobility, with Spotnik Mobile, began a national roll-out of public Wi-Fi Hotspots and have acquired the rights to provide public Wi-Fi access in more than 450 sites in transportation facilities, hotels, office complexes, food service establishments and other high-traffic locations.

   * TELUS continues its strategic relationship with Verizon
     Communications, the largest U.S. provider of wireline communications, and a major U.S. wireless service provider.

   * The Company divested several smaller non-strategic properties for cash proceeds of $51.2 million in 2003.

 4. Focusing relentlessly on the growth markets of data, IP and wireless
   * TELUS signed a seven-year, $160 million sub-contract with IBM Canada to provide TD Bank Financial Group with managed data services across Canada. Connecting these sites with TELUS' NGN will represent the largest network migration undertaken in the Canadian telecommunications industry.

   * High-speed Internet subscribers increased by 37% to 561,600.

   * TELUS Mobility continued to grow its roster of 1X Wireless Web devices and services featuring wireless e-mail, text messaging, Web browsers, organizer applications and Java(tm) support. A brand campaign that highlighted TELUS' new camera phones and picture messaging service helped to establish a leadership position for TELUS in this market area.

   * In 2003, 52% of TELUS' revenue came from wireless and data, up from 48% in 2002 and 28% three and a half years ago.

 5. Going to market as one team, under a common brand, executing a single strategy
   * TELUS' brand, with its fresh, nature-based and non-technical approach and future-friendly brand promise, achieved high rankings in advertising awareness in Canada at the end of 2003.

 6. Investing in internal capabilities to build a high-performance culture and efficient operations
   * Closed or consolidated 20 additional customer contact centres into call centre campuses in major centres in order to deploy common systems and platforms and more effectively handle calls.

2. Key performance drivers
==========================

To focus on the opportunities and challenges and create value for shareholders, TELUS sets corporate priorities each year.

In 2003, the priorities were as follows:
   * delivering operational efficiency
   * improving levels of customer service
   * enhancing TELUS Mobility's leadership position in North American wireless industry
   * strengthening TELUS' financial position
   * improving profitability in Central Canada
   * reaching a collective agreement

In 2004, the priorities are as follows:
   * reaching a collective agreement
   * growing brand value through superior customer service
   * revitalizing wireline growth
   * driving towards leadership in high-speed Internet
   * enhancing TELUS Mobility's leadership position in wireless
   * embracing continual cost efficiency.

Operational efficiency

All of the objectives of the Operational Efficiency Program for 2003 were achieved or exceeded, as shown in the table below. TELUS Communications plans to continue to reduce costs and internalize a cost-conscious mentality throughout the organization. In 2004, approximately $96 million of additional savings from the Operational Efficiency Program are expected, bringing TELUS Communications ongoing annual savings of $550 million.

TELUS Communications EBITDA (see Non-GAAP measures used by management in notes following Selected Financial Information for a description of EBITDA) is expected to be relatively unchanged in 2004 as low revenue growth, additional Operating Efficiency Program savings and improvement in non-ILEC operating efficiency are expected to be offset by further negative price cap decision impacts and inclusion of share-based compensation expense as adopted from recently confirmed recommendations in Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870. Capital expenditure levels are expected to decrease modestly in 2004 with similar levels of investment for non-ILEC areas, high-speed Internet (ADSL), and other initiatives. Communications segment cash flow (EBITDA excluding restructuring less capital expenditures) is expected to be $1.13 to $1.18 billion in 2004, compared with $1.14 billion in 2003.

												2003		2004
Operational improvement objectives                          Actual results                      Target (1)      Target
                                                        2003 		Cumulative (2)		Cumulative (2)	Incremental
---------------------------------------------------------------------------------------------------------------------------------
Customer contact centres closed or consolidated		20 		44  			43  		-
Communications segment phone store closures		- 		33  			33  		-
Net staff reductions		                        1,300 		7,500  			7,300  		50 in 2004
Savings ($ millions)		                        304 		454  			450  		Approx. 96
---------------------------------------------------------------------------------------------------------------------------------

  (1) As disclosed in Management's discussion and analysis in the 2002 TELUS annual report.
  (2) Cumulative refers to the duration of the Operational Efficiency Program, 2001 through 2003.

Customer service

An important TELUS priority is to grow brand value through superior customer service, network reliability and customer solutions.

In 2003, TELUS Mobility continued to provide superior customer service as evidenced by its very low level of customer disconnects called churn - an average of only 1.5% per month. This was accomplished through the reliability of the two digital networks, expanded coverage of the networks and excellent customer care provided from regional centres across Canada.

Service improvements introduced by TELUS Communications during 2003 included:
   * Launch and roll-out of an interactive voice recognition tool that directs callers to the appropriate destination for four contact centre areas (high-speed Internet, customer care, business billing and credit). The number of misdirected calls has been reduced substantially, and productivity and quality of service measures have improved;

   * Integration of the Internet support and online billing information Web site, telus.net, with the Company's portal mytelus.com, provides a more seamless customer experience. This single integrated Web site provides customers with 24-hours-per-day, seven-days-per-week access to support, information and self-serve tools. The benefits of this site to TELUS include more efficient Web management and customer support data analysis.

Service levels in most areas in TELUS Communications improved in 2003 as compared with 2002, with most retail CRTC quality of service measures meeting or exceeding standards at December 31, 2003.

TELUS Communications' quality of service temporarily deteriorated commencing in July of 2003 as a result of an unprecedented number of concurrent factors including fires, windstorms, floods, power outage, computer viruses, heavy seasonal call volumes, delays in the process of hiring and training contact centre staff to replace team members who accepted voluntary departure incentives, and performance and stability problems with a new trouble management system. The result was short-term service issues and a backlog of trouble reports, which were reflected in four indicators monitored by the CRTC, namely: Access to Repair Bureau, Out-of-Service Cleared in 24 Hours, Repair Appointments Met, and Access to the Business Office.

By the end of December 2003, TELUS was performing well above the CRTC standards for two of these service areas - Access to Repair Bureau and Access to the Business Office. Efforts to clear the backlog of trouble reports accumulated through the fall depressed December service results for Out-of-Service Cleared in 24 Hours and Repair Appointments Met. By late December and in January 2004, results to standard were being demonstrated in the urban areas of British Columbia, and throughout Alberta.

TELUS remains focused on sustaining the improvements made to date and to raise performance in rural British Columbia above service standard. TELUS call centres, including operator services, are now outperforming CRTC standards and historical levels of service. Continued process enhancements and new technology and tools are expected to help front-line team members deliver industry-leading levels of customer service in 2004.

Leadership in wireless

In 2003, TELUS Mobility continued to lead the Canadian industry with average revenue per subscriber unit per month (ARPU) of $57, while maintaining one of the lowest churn rates in North America at 1.5%. TELUS Mobility EBITDA (excluding Restructuring and workforce reduction costs) increased by an industry-leading 52.5%, when compared with 2002. As a result of continued EBITDA growth and reduced capital expenditures, TELUS Mobility generated substantially improved cash flow (EBITDA excluding restructuring less capital expenditures) to a record $455.5 million or 20.9% of Network revenue in 2003, significantly higher than $75.1 million generated in 2002.

For 2004, TELUS plans to maintain its leadership position in terms of the financial and operational performance of the wireless business. Innovative marketing, strong brand, and superior customer service and retention programs should once again fuel top-quartile industry growth in revenue, profit and cash flow. TELUS Mobility is targeting 2004 revenue growth of 12 to 14% and EBITDA growth of 20 to 26%. These are being driven by wireless subscriber growth expectations of 11 to 12% and continued margin expansion from improved scale efficiencies. TELUS Mobility 2004 capital expenditures of approximately $350 million are expected to be at a similar level to 2003 and are expected to be focused on capacity improvements as well as network and efficiency enhancements. TELUS Mobility cash flow (EBITDA excluding restructuring less capital expenditures) is expected to increase to $625 to $675 million in 2004, compared with $455.5 million in 2003.

Wireless revenue and EBITDA as a proportion of TELUS consolidated results are expected to be approximately 36 and 33%, respectively, in 2004. This compares with 26 and 14%, respectively, in 2001.

Strengthening TELUS' financial position

In 2003, the Company reduced net debt by $872 million, paid down a portion of its accounts receivable securitization program and continued to improve its financial ratios. The net debt to EBITDA ratio decreased from 3.3 times at the end of 2002 to reach the original 2003 year-end target of 3.0 times by mid -year, and was reduced to 2.6 times at December 31, 2003. During 2003, the credit rating agencies improved their outlooks or trend for TELUS debt to one 'positive' and three 'stable' assessments from four 'negative' assessments at the beginning of the year. On December 18, 2003, Moody's Investors Service placed the long-term credit rating of TELUS Corporation under review for possible upgrade, and subsequently announced the upgrade in the credit rating to Baa3 (investment grade) with a stable outlook on March 2, 2004. In the bond markets, prices on TELUS Corporation notes have appreciated by approximately 14%, while interest rate spreads over the relevant benchmark government bonds have narrowed over the last year by 72% on average.

TELUS has set a target for the net debt to EBITDA ratio of 2.5 times or less for the end of 2004, and 2.2 times or less for the longer term. TELUS' long-term leverage policy for net debt to total capitalization is 45 to 50%, compared with an actual 53% at the end of 2003. TELUS' financial targets for 2004 are outlined in more detail (see 2004 financial and operating targets and issues).

Improving profitability in Central Canada

In 2003, TELUS Communications' non-ILEC EBITDA in Central Canada improved to a negative $28.7 million, exceeding the original annual target of negative $60 million. This compares favourably with the negative $107.1 million recorded in 2002. Operating performance improved because of cost containment efforts and increasing services provided on TELUS facilities (on-net). In 2004, non-ILEC revenues are targeted to increase by approximately $55 million or 10%, while non-ILEC EBITDA is targeted to improve by approximately $34 million to positive $5 million.

Reaching a collective agreement

In 2000, TELUS commenced collective bargaining with the Telecommunications Workers Union (TWU) for a new collective agreement replacing four legacy agreements from BC TELECOM and Alberta-based TELUS. During 2003, the Company participated in an extended conciliation process that was completed on January 12, 2004 without an agreement being reached. The parties then entered a 21-day cooling-off period until February 2, 2004, at which time on 72 hours notice a legal work stoppage could have occurred.

From January 5 to 26, 2004, the TWU conducted a second strike vote among its members. On January 15, 2004, the federal Department of Labour appointed the two conciliators as mediators to continue to work with TELUS and the TWU towards a possible resolution. On January 19, 2004, TELUS tabled a final offer to the TWU at a meeting with the mediators. On January 28, 2004, the Canadian Industrial Relations Board (CIRB), in response to an unfair labour practice complaint from the TWU, ordered TELUS Communications Inc. to offer binding arbitration to the TWU as an option to reach a collective agreement. On January 29, 2004, given the arbitration offer, the Company withdrew its final offer and on the same day the TWU announced that they had 86% support from those voting for a strike mandate. However, on January 30, 2004 the TWU announced that they had accepted the offer of binding arbitration in order to reach a new collective agreement.

Binding arbitration has the following advantages for the parties:

   * a collective agreement should be in place during 2004;
   * when issues cannot be agreed to by the negotiating parties, the arbitrator(s) will usually make a determination based on terms of reference and typically include the business circumstances of the company and the industry; and
   * labour disruption is avoided.

Subsequently, on February 17, 2004, TELUS filed an application with the CIRB for reconsideration of its various decisions limiting TELUS' ability to communicate and the direction to offer binding arbitration. At the same time, TELUS also filed an appeal with the Federal Court related to this reconsideration application. However, TELUS is continuing to participate in the arbitration process. At the time of writing, the Company, the TWU and the mediators were engaged in selecting the arbitrator(s), determining the process to be used and setting the terms of reference to be used in arbitration and timeline. This remains an objective to be accomplished in 2004.

The following two corporate priorities are new for 2004.

Revitalizing wireline growth

TELUS Communications revenue growth in 2003 was negative 4%. In 2004 revenue is expected to range between zero and 1% after further negative regulatory price cap decision impacts of approximately $24 million. While this is an industry-wide phenomenon, TELUS is targeting growth in data and IP revenues to offset declining voice and other revenues.

TELUS plans to set the stage for revitalizing wireline growth through a step-change improvement in marketing and sales effectiveness, which is an important component of the Company's growth strategy over the next few years. TELUS cannot continue to grow its wireline business by simply cutting costs, and aims to revitalize revenue. TELUS also plans to exploit its lead in deploying the NGN and launch of innovative data and IP applications like TELUS IP-One.

Driving towards leadership in high-speed Internet

Another priority is to accelerate TELUS Communications' progress towards a leadership position in high-speed Internet access. Three years ago, TELUS had a market share of 8% and at the end of 2003 TELUS served an estimated 38% of the high-speed market in its incumbent areas. For 2004, the target is to add approximately 125,000 high-speed Internet subscribers, compared with 151,600 net additions in 2003.

In Alberta, B.C. and Eastern Quebec, growth in high-speed Internet access helps protect voice revenues and provides a platform for TELUS to roll out advanced services like TELUS IP-One, wireless local area networks and other potential services including IP telephony and TV entertainment. TELUS' goal is to present a unified front to customers and deliver integrated solutions across its wireline and wireless capabilities.

3. Capability to deliver results
================================

Operational capabilities - TELUS Communications

In addition to continued operating efficiency savings, it is important for TELUS Communications to begin addressing the decline of its revenue line. The Company is focused on revitalizing revenue growth through new product introductions and more effective marketing and sales. Additionally, continued productivity and improved processes, while operating with a stable staff levels, are expected to offset inflationary increases and maintain EBITDA levels.

Operational capabilities - TELUS Mobility

TELUS Mobility is expected to continue to realize scale efficiencies as a result of growing its operations nationally. A high proportion of each additional network revenue dollar is expected to continue to flow through to EBITDA, as TELUS Mobility expects to have sufficient resources to serve its growing subscriber base, with continued cost control and modest hiring.

Liquidity and capital resources

During 2003, TELUS generated sufficient cash flow internally to fund capital expenditures, payments under restructuring programs, and a reduction in securitized receivables and debt. TELUS believes that its internally generated cash flow, combined with its ability to access external capital, provides sufficient resources to finance its cash requirements during 2004 and to maintain appropriate available liquidity. The Company generally expects to maintain a minimum of $1 billion in unutilized liquidity and to maintain or improve its credit ratings in 2004.

4. Results
==========

Critical accounting estimates
-----------------------------

TELUS' significant accounting policies are described in Note 1 of the Consolidated financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

General

   * Unless otherwise specified in the discussion of the specific critical accounting estimates, the Company is not aware of trends, commitments, events or uncertainties that it reasonably expects to materially affect the methodology or assumptions associated with the critical accounting estimates, subject to the items identified in the Forward-looking statements section of this Management's discussion and analysis.

   * During the last two fiscal years, changes were made to assumptions underlying all critical accounting estimates to reflect current economic conditions, updating of historical information used to develop the assumptions and changes in the Company's debt ratings, where applicable. Unless otherwise specified in the discussion of the specific critical accounting estimates, it is expected that no material changes in overall financial performance and financial statement line items would arise either from reasonably likely changes in material assumptions underlying the estimate or within a valid range of estimates, from which the recorded estimate was selected, were used.

   * All critical accounting estimates are uncertain at the time of making the estimate and affect the following consolidated income statement line items: income taxes (except for estimates about goodwill) and Common Share and Non-Voting Share income. Similarly, all critical accounting estimates affect the following consolidated balance sheet line items: current assets (income and other taxes receivable); future income tax assets or liabilities; and shareholders' equity (retained earnings). Generally, the discussion of each critical accounting estimate does not differ between the Company's two segments: Communications and Mobility. The critical accounting estimates affect the consolidated income statement and consolidated balance sheet line items as follows:


Consolidated income statement|						   Operating expenses
                              -----------------------------------------------------------------------------------
			     |					    Restructuring 		    Amortization
			     |					    and workforce 		    of intangible      Other
Consolidated balance sheet   |			     Operations	   reduction costs  Depreciation       assets	   expense, net
---------------------------------------------------------------------------------------------------------------------------------
Accounts receivable					 X
Inventories						 X
Capital assets and goodwill(1)								 X		 X
Investments														 X
Payroll and other employee-related liabilities(2)	 X				 X		 X
Restructuring and workforce reduction costs				 X
Employee defined benefit pension plans(2)		 X				 X		 X
---------------------------------------------------------------------------------------------------------------------------------

  (1) Accounting estimate, as applicable to intangible assets with indefinite lives and goodwill, primarily affects the Company's Mobility segment.
  (2) Accounting estimate impact due to internal labour capitalization rates.


Accounts receivable
General

   * The Company considers the business area that gave rise to the accounts receivable, performs statistical analysis of portfolio delinquency trends and performs specific account identification when determining its allowance for doubtful accounts. This information is also used in conjunction with current market-based rates of borrowing to determine the fair value of its residual cash flows arising from accounts receivable securitization. The fair value of the Company's residual cash flows arising from the accounts receivable securitization is also referred to as its 'retained interest'.

   * Assumptions underlying the allowance for doubtful accounts include portfolio delinquency trends and specific account assessments made when performing specific account identification. Assumptions underlying the determination of the fair value of residual cash flows arising from accounts receivable securitization include those developed when determining the allowance for doubtful accounts as well as the effective annual discount rate.

   * These accounting estimates are in respect of the Accounts receivable line item on the Company's consolidated balance sheet comprising approximately 4% of total assets as at December 31, 2003. If the future were to adversely differ from management's best estimates of the fair value of the residual cash flows and the allowance for doubtful accounts, the Company could experience a bad debt charge in the future. Such a bad debt charge does not result in a cash outflow.

Key economic assumptions used to determine the fair value of residual cash flows arising from accounts receivable securitization

   * The estimate of the Company's fair value of its retained interest could materially change from period to period due to the fair value estimate being a function of the amount of accounts receivable sold, which can vary on a monthly basis. See Note 9 of the Consolidated financial statements for further analysis.

The allowance for doubtful accounts

   * The estimate of the Company's allowance for doubtful accounts could materially change from period to period due to the allowance being a function of the balance and composition of accounts receivable, which can vary on a month-to-month basis. The variance in the balance of accounts receivable can arise from a variance in the amount and composition of operating revenues, from a variance in the amount of accounts receivable sold to the securitization trust and from variances in accounts receivable collection performance.

Inventories
The allowance for inventory obsolescence

   * The Company determines its allowance for inventory obsolescence based upon expected inventory turnover, inventory aging and current and future expectations with respect to product offerings.

   * Assumptions underlying the allowance for inventory obsolescence include future sales trends and offerings and the expected inventory requirements and inventory composition necessary to support these future sales offerings. The estimate of the Company's allowance for inventory obsolescence could materially change from period to period due to due to changes in product offerings and consumer acceptance of those products.

   * This accounting estimate is in respect of the Inventory line item on the Company's consolidated balance sheet, which comprises approximately 1% of total assets as at December 31, 2003. If the allowance for inventory obsolescence was inadequate, the Company could experience a charge to operations expense in the future. Such an inventory obsolescence charge does not result in a cash outflow.

Capital assets and Goodwill
General

   * The accounting estimates for Capital assets and Goodwill represent approximately 66% and 18%, respectively, of the Company's consolidated balance sheet, as at December 31, 2003. If the Company's estimated useful lives of assets were incorrect, the Company could experience increased or decreased charges for amortization of intangible assets or depreciation in the future. If the future were to adversely differ from management's best estimate of key economic assumptions and associated cash flows were to materially decrease, the Company could potentially experience future material impairment charges in respect of its intangible assets with indefinite lives and goodwill. If intangible assets with indefinite lives were determined to have finite lives at some point in the future, the Company could experience increased charges for amortization of intangible assets. Such charges do not result in a cash outflow and of themselves would not affect the Company's immediate liquidity.

The estimated useful lives of assets; the recoverability of tangible assets

   * The estimated useful lives of assets are determined by a continuing program of asset life studies. The recoverability of tangible assets is significantly impacted by the estimated useful lives of assets.

   * Assumptions underlying the estimated useful lives of assets include timing of technological obsolescence, competitive pressures and future infrastructure utilization plans. See Note 2(h) of the Consolidated financial statements for discussion of changes made to the Company's estimated useful lives of assets during the past two fiscal years.

The recoverability of intangible assets with indefinite lives; the recoverability of goodwill

   * Consistent with current industry-specific valuation methods, the Company uses a discounted cash flow model combined with a market-based approach in determining the fair value of its spectrum licences and goodwill. See Note 10(c) of the Consolidated financial statements for further discussion of methodology.

   * The most significant assumptions underlying the recoverability of intangible assets with indefinite lives and goodwill include: future cash flow and growth projections including economic risk assumptions and estimates of achieving desired key operating metrics and drivers; future weighted average cost of capital; and annual earnings multiples. The significant factors impacting these assumptions include estimates of future market share, key operating metrics such as churn and ARPU, level of competition, technological developments, interest rates, market economic trends, debt levels and debt ratings. See Note 10(c) of the Consolidated financial statements for a discussion of assumption sensitivity testing.

Investments
The recoverability of long-term investments

   * The Company assesses the recoverability of its long-term investments on a regular, recurring basis. The recoverability of investments is assessed on a specific identification basis taking into consideration expectations about future performance of the investments and comparison of historical results to past expectations.

   * The most significant assumptions underlying the recoverability of long-term investments are the achievement of future cash flow and operating expectations. The estimate of the Company's recoverability of long-term investments could materially change from period to period due to the recurring nature of the recoverability assessment and due to the nature of long-term investments (the Company does not control them).

   * If the allowance for recoverability of long-term investments were inadequate, the Company could experience an increased charge to Other expense in the future. Such a provision for recoverability of long-term investments does not result in a cash outflow.

Future income tax assets and future income tax liabilities
The composition of future income tax assets and future income tax liabilities

   * Future income tax assets and liabilities are comprised of temporary differences between the carrying amount and tax basis of assets and liabilities as well as tax losses carried forward. The timing of the reversal of the temporary differences is estimated and the tax rate substantively enacted for the period of reversal is applied to the temporary difference. The carrying amounts of assets and liabilities are based upon the amounts recorded in the financial statements and are therefore subject to accounting estimates that are inherent in those balances. The tax basis of assets and liabilities as well as tax losses carried forward are based upon the applicable income tax legislation, regulations and interpretations, all of which in turn are subject to interpretation. The timing of the reversal of the temporary differences is estimated based upon assumptions of expectations of future results of operations.

   * Assumptions underlying the composition of future income tax assets and future income tax liabilities include expectations about future results of operations and the timing of reversal of deductible temporary differences and taxable temporary differences. These assumptions also affect classification between income and other taxes receivable and future income tax assets. See Risks and uncertainties, Tax matters. The composition of future income tax assets and future income tax liabilities is reasonably likely to change from period to period because of the significance of these uncertainties.

   * This accounting estimate is in respect of material asset and liability line items on the Company's consolidated balance sheet comprising approximately 5% of total assets and 6% of total liabilities and shareholders' equity, respectively, as at December 31, 2003. If the future were to adversely differ from management's best estimate of future results of operations and the timing of reversal of deductible temporary differences and taxable temporary differences, the Company could experience material future income tax adjustments. Such future income tax adjustments do not result in immediate cash outflows and, of themselves, would not affect the Company's immediate liquidity.

Accounts payable and accrued liabilities (payroll and other employee-related liabilities)
The accruals for payroll and other employee-related liabilities

   * As discussed elsewhere in this Management's discussion and analysis, TELUS Communications Inc. is in collective bargaining with the Telecommunications Workers Union and is proceeding to binding arbitration. The outcome of achieving a new collective agreement could differ from the Company's accrued estimates. Also contained within the accruals for payroll and other employee-related liabilities is a significant accrual in respect of performance-based, employee incentive compensation that may vary by quarter based upon estimates of achieving the pre-determined annual corporate objectives.

   * Assumptions underlying the accruals for payroll and other employee-related liabilities that are uncertain at the time of making the estimate include the decision of the arbitrator in the settlement of the collective agreement, personal performance of employees, and operational and financial performance as compared to pre-determined annual business unit and corporate objectives.

   * These accounting estimates are included in the operating expense line within the Company's consolidated income statement. If the settlement of the collective agreement or performance objective achievement resulted in the Company's associated accrual being materially understated, the immediate impact on the Company's financial position could be a larger than accrued demand on liquidity and a material adjustment recorded in the results of operations.

Restructuring and workforce reduction costs
The accruals for restructuring and workforce reduction costs

   * As required by generally accepted accounting principles, the accrual for Restructuring and workforce reduction costs was built up from a sufficiently detailed action plan that included a cost estimate for each action therein.

   * Assumptions underlying the accruals for Restructuring and workforce reduction costs that are uncertain at the time of making the estimate include the proportion of eligible participants accepting offers under the Operational Efficiency Program.

   * This accounting estimate is in respect of a material line item on the Company's consolidated income statement for the years ended December 31, 2003 and 2002. If the accrual for Restructuring and workforce reduction costs was inadequate, the Company could experience an increased charge to operations expense in the future.

Employee defined benefit pension plans
Certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets

   * The Company reviews industry practices, trends, economic conditions and data provided by actuaries when developing assumptions used in the determination of defined benefit pension costs and accrued pension benefit obligations. Pension plan assets are generally valued using market prices, however some assets are valued using market estimates when market prices are not readily available. Defined benefit pension costs are also affected by the quantitative methods used to determine estimated returns on pension plan assets. Actuarial support is obtained for interpolations of experience gains and losses that affect the defined benefit pension costs and accrued benefit obligations. The discount rate, which is used to determine the accrued benefit obligation, is usually based upon the yield on long-term, high-quality fixed term investments. The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by plans' target asset allocations. Future increases in compensation are based upon the current benefits policies and economic forecasts.

   * Assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets include: discount rates, long-term rates of return for plan assets, market estimates and rates of future compensation increases. Material changes in overall financial performance and financial statement line items would arise from reasonably likely changes, because of revising assumptions to reflect updated historical information and updated economic conditions, in the material assumptions underlying this estimate. See Note 19(g) of the Consolidated financial statements for further analysis.

   * This accounting estimate is in respect of a component of the largest operating expense line item on the Company's consolidated income statement. If the future were to adversely differ from management's best estimate of assumptions used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets, the Company could experience future increased defined benefit pension expense. The magnitude of the immediate impact is lessened, as the excess of net actuarial gains and losses in excess of 10% of the greater of the benefit obligation and the fair value of the plan assets is amortized over the average remaining service period of active employees of the plan.

Accounting policy developments
------------------------------

Guarantees

Commencing with the Company's 2003 fiscal year, the new guidelines of the Canadian Institute of Chartered Accountants (CICA) for the disclosure of guarantees (CICA Accounting Guideline AcG-14) apply to the Company (see Note 17(e) of the Consolidated financial statements). The guideline elaborates on required disclosures by a guarantor in its financial statements about obligations under certain types of guarantees that it has issued.

Asset retirement obligations

During the Company's 2003 fiscal year, the Company early adopted the new recommendations of the CICA for accounting for asset retirement obligations (CICA Handbook Section 3110) (see Note 1(m) of the Consolidated financial statements). The new section focuses on the recognition and measurement of liabilities for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. All amounts arising from the application of this accounting policy were not significant.

Employee future benefits

During the fourth quarter of 2003, the Company adopted the recommendations of the CICA dealing with incremental disclosure related to employee benefit plans (CICA Handbook Section 3461) (see Note 19 of the Consolidated financial statements).

Share-based compensation

Commencing with the Company's 2004 fiscal year, the amended recommendations of the CICA for accounting for share-based compensation (such amendments arising in 2003) (CICA Handbook Section 3870) will apply to the Company. The amendments will result in the Company no longer being able to use the intrinsic method of accounting for share options granted to employees. The Company has selected the modified-prospective transition method (also referred to as the retroactive application without restatement method), which will be implemented effective January 1, 2004.

Hedging relationships

Commencing with the Company's 2004 fiscal year, the new guidelines of the CICA for accounting for hedging relationships (CICA Accounting Guideline AcG-13) apply to the Company. The Company's existing hedge accounting policy is compliant with the new guideline (see Note 1(g) of the Consolidated financial statements).

Financial impact of price cap decisions
---------------------------------------

On May 30, 2002 and July 31, 2002, the CRTC announced its decisions on the Regulatory Framework for the Second Price Cap Period for the ILECs (incumbent local exchange carriers), or Telecom Decision 2002-34 and Telecom Decision 2002-43, which established the framework for regulation of ILECs, including TELUS. These decisions cover a four-year period beginning June 2002 for TELUS Communications Inc. (TCI) and beginning August 2002 for TELUS Communications (Quebec) Inc. (TCQI). In an effort to foster competition for residential basic service in non-high cost service areas (non-HCSAs), the concept of a deferral account mechanism was introduced by the CRTC, as an alternative to mandating price reductions. The deferral account arises from the CRTC requiring the Company to defer the income statement recognition of a portion of the monies received in respect of residential basic services provided to non-HCSAs. The Company has adopted the liability method of accounting for the deferral account. Other than for the interest accrued on the balance of the deferral account, which would be included in financing costs, all income statement effects of the deferral account are recorded through operating revenues (see Risks and uncertainties, Regulatory - Price cap regulation).

On March 18, 2003, the CRTC issued Telecom Decision 2003-11, which finalized for the industry the assignment of tariffed services to the service baskets established in the Regulatory Framework for the Second Price Cap Period. Also on March 18, 2003, the CRTC released Telecom Decision-2003-18, TELUS Communications Inc. - 2002 Annual Price Cap Filing, in which it approved, on a final basis, the majority of the applications filed in 2002 by TELUS proposing rate changes pursuant to Decision 2002-34. On August 27, 2003, the CRTC released Telecom Order 2003-352 - 2003 Annual Price Cap Filing. This order approved all of TCI's tariff applications, for implementation on a prospective basis, to meet its 2003 price cap commitments.

On August 22, 2003, the CRTC issued Telecom Decision 2003-56, which finalized for TCQI the assignment of tariffed services to the service baskets established in Decision 2002-43. The assignment was made in a manner very similar with the assignments for large ILECs in Decision 2003-11. Also on August 22, 2003, the CRTC issued Telecom Decision 2003-57, which approved, with changes, applications filed by TCQI for rate changes and directed TCQI to file further rate changes to meet its 2002 price cap commitment. All other TCQI rates were approved on a final basis.

The impact of these decisions on TELUS was a decrease in Communications segment Operating revenues of $78.2 million in 2003, when compared with 2002. In addition, TELUS Communications' EBITDA (excluding restructuring) decreased by $78.5 million in 2003, when compared with 2002.


Selected financial information
------------------------------

The following selected three-year consolidated financial information has been derived from and should be read in conjunction with the audited Consolidated financial statements of TELUS for the year ended December 31, 2003, and its annual audited Consolidated financial statements for previous years.

Three-year data							2003 			2002 			2001
($ in millions except per share amounts)
---------------------------------------------------------------------------------------------------------------------------------
Consolidated financial information

Operating revenues						7,146.0 		7,006.7 		7,080.5
Operations expense						4,301.9 		4,488.1 		4,550.9
Restructuring and workforce reduction costs			   28.3 		  569.9 		  198.4
Financing costs and other					  651.3 		  646.8 		  607.5
Income taxes (recovery)						  176.9 		  (42.5)		   93.4
Income (loss) from continuing operations			  331.5 		 (229.0)		 (138.8)
Discontinued operations						     - 			     - 			  592.3
                                                              -------------           -------------           -------------
Net income (loss)						  331.5 		 (229.0)		  453.5
Common Share and Non-Voting Share income (loss)			  320.9 		 (239.3)	 	  443.0
Earnings (loss) per common share(1) - basic
  Continuing operations					 	    0.92 		   (0.75)		   (0.51)
  Discontinued operations					     - 			     - 			    2.02
                                                             --------------           -------------           -------------
  Net income 							    0.92 		   (0.75)		    1.51
Earnings (loss) per common share(1) - diluted
  Continuing operations		 				    0.91 		   (0.75)		   (0.51)
  Discontinued operations					     - 			     - 			    2.02
                                                              -------------           -------------           -------------
  Net income 		 					    0.91 		   (0.75)		    1.51
Cash dividends declared per common share(1)		 	    0.60 		    0.60 		    1.20
Total assets						       17,477.5		       18,219.8 	       19,265.6
Current maturities of long-term debt				  221.1 		  190.3 		  229.9
Long-term debt							6,469.4 		8,197.4 		8,651.4
Pension, post-retirement, deferred hedging liability
  and other long-term liabilities				  983.8 		  193.9 		  188.7
                                                              -------------           -------------           -------------
Total long-term financial liabilities				7,453.2 		8,391.3 		8,840.1
Future income tax liabilities					1,007.0 		  992.3 		1,326.6
Non-controlling interest					   10.7 		   11.2 	 	    8.0
Common equity 							6,442.7 		6,214.4 		6,767.6
Convertible debentures 						  149.6 		  148.5 		  147.4
Preference and preferred share capital 				   69.7 		   69.7 		   69.7
Cash provided by operating activities				2,144.0 		1,741.0 		1,407.8
Capital expenditures						1,252.7 		1,697.9 		2,605.3

Other information

EBITDA (excluding restructuring)(2)				2,844.1 		2,518.6 		2,529.6
EBITDA(3)							2,815.8 		1,948.7 		2,331.2
Free cash flow(4)						  960.6 		   (1.4)	       (1,339.3)
Free cash flow (2004 method)(5)					  844.9 		 (139.6)	       (1,143.9)
---------------------------------------------------------------------------------------------------------------------------------

  (1) Includes Common Shares and Non-Voting Shares.

Non-GAAP measures used by management to evaluate performance of business units and segments

  (2) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) excluding Restructuring and workforce reduction costs is calculated as:


($ in millions)							2003			2002			2001
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues						7,146.0			7,006.7			7,080.5
Less Operations expense						4,301.9			4,488.1			4,550.9
---------------------------------------------------------------------------------------------------------------------------------
EBITDA excluding Restructuring and workforce reduction costs	2,844.1			2,518.6			2,529.6
---------------------------------------------------------------------------------------------------------------------------------

      The Company has issued guidance on and reports EBITDA excluding Restructuring and workforce reduction costs because it is a key measure used by management to evaluate performance of business units and it is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost; and without regard to Restructuring and workforce reduction costs, which can be transitional in nature. EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

  (3) Targets for 2004 have been set based upon EBITDA including
      Restructuring and workforce reduction costs. The definition of EBITDA was amended for 2004 to reflect a change in how the Company measures operating performance, as restructuring costs are anticipated to occur for the foreseeable future. See table below for the calculation. The 2004 target also reflects adoption of CICA Handbook Section 3870 for share-based compensation and other share-based payments on a prospective basis, which is expected to be approximately $45 million in 2004.

($ in millions)							2003			2002			2001
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues						7,146.0			7,006.7			7,080.5
Less Operations expense						4,301.9			4,488.1			4,550.9
Less Restructuring and workforce reduction costs		   28.3			  569.9			  198.4
---------------------------------------------------------------------------------------------------------------------------------
EBITDA								2,815.8			1,948.7			2,331.2

  (4) Free cash flow excludes Restructuring and workforce reduction costs and payments, certain working capital changes, and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that Free cash flow as reported by TELUS may not be comparable in all instances to Free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities, Free cash flow is relevant because it provides an indication of how much cash is available before changes in working capital (such as trade payables and receivables) and after funding capital expenditures and dividends. This measure is useful to reflect ongoing cash flows as restructuring and workforce reduction costs and payments can change dramatically and are not indicative of ongoing cash flow levels. The following reconciles Free cash flow with Cash provided by operating activities:

($ in millions)							2003			2002			2001
---------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities				2,144.0			1,741.0			1,407.8
Less Net employee defined benefit plans expense (credits)	   53.0			   (9.8)		  (45.7)
Less Employer contributions to employee defined benefit plans	  (99.8)		  (75.3)		  (48.1)
Less Non-cash working capital changes,
 except change in taxes and interest				   49.2			  279.4			   48.0
Less Other, net operating activities				   44.0			  (11.6)		   (7.8)
Capital expenditures					       (1,252.7)	       (1,697.9)	       (2,605.3)
---------------------------------------------------------------------------------------------------------------------------------
Free cash flow (2004 method)					  844.9			 (139.6)	       (1,143.9)
Add back Restructuring and workforce reduction cash payments	  287.7			  273.8			  129.8
Dividends							 (172.0)		 (135.6)		 (325.2)
---------------------------------------------------------------------------------------------------------------------------------
Free cash flow							  960.6			   (1.4)	       (1,339.3)

      Free cash flow and free cash flow (2004 method) are calculated below. The measures for 2002 and 2001 have been restated on a consistent basis to include interest received, which, in 2003 and 2002 was primarily for the settlement of tax matters.

($ in millions)							2003			2002			2001
---------------------------------------------------------------------------------------------------------------------------------
EBITDA (excluding restructuring)				2,844.1			2,518.6			2,529.6
Cash interest paid						 (657.5)		 (675.8)		 (623.3)
Cash interest received						   41.6			   24.5			   14.6
Income taxes received (paid)					  165.5			   18.6			 (329.7)
Capital expenditures					       (1,252.7)	       (1,697.9)	       (2,605.3)
Dividends							 (172.0)		 (135.6)		 (325.2)
Investment tax credits received
  (included in both EBITDA and cash income taxes (recovery))	   (8.4)		  (53.8)		     -
---------------------------------------------------------------------------------------------------------------------------------
Free cash flow							  960.6			   (1.4)	       (1,339.3)
Restructuring and workforce reduction cash payments		 (287.7)		 (273.8)		 (129.8)
Add back Dividends						  172.0			  135.6			  325.2
---------------------------------------------------------------------------------------------------------------------------------
Free cash flow (2004 method) (5)				  844.9			 (139.6)	       (1,143.9)

   (5) Targets for 2004 have been set based upon free cash flow after restructuring payments and before dividend payments. The definition of Free cash flow was amended for 2004 to reflect a change in how the Company measures operating performance, as restructuring payments are anticipated to occur for the foreseeable future, and the level of dividend payments is set after consideration of cash flows before dividends are paid out.

Quarterly information
---------------------
($ in millions,
except per
share amounts)	   2003 Q4	 2003 Q3	2003 Q2	      2003 Q1	     2002 Q4	   2002 Q3	  2002 Q2	2002 Q1
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues   1,825.6 	   1,806.2 	  1,773.3 	1,740.9        1,794.4       1,766.3 	    1,748.0  	  1,698.0
Restructuring and
 workforce reduction
 costs			16.2 	       2.3 	      3.3 	    6.5 	 241.0 	       313.3 		3.1 	     12.5
Net income (loss)	49.6 	     115.9	     74.8 	   91.2 	(139.2)	      (107.4)	       18.4 	     (0.8)
Per weighted average
 Common Share and
 Non-Voting Share
 outstanding
   - basic	 	 0.13 	       0.32 	      0.21 	    0.26 	  (0.41)	(0.35)		0.05 	     (0.01)
   - diluted		 0.13 	       0.32 	      0.21 	    0.26 	  (0.41)	(0.35)		0.05 	     (0.01)
Dividends declared
 per Common Share
 and Non-Voting
 Share outstanding	 0.15 	       0.15 	      0.15 	    0.15 	   0.15 	 0.15 		0.15 	      0.15
---------------------------------------------------------------------------------------------------------------------------------

Performance to 2003 targets and guidance
----------------------------------------

TELUS exceeded or met all of its original targets and final guidance for TELUS Mobility and exceeded or met all of the original targets and final guidance for consolidated results, except for the original target for consolidated revenue, which was negatively impacted by performance of the TELUS Communications. The Communications segment exceeded or met its original targets for non-ILEC EBITDA, capital expenditures and high-speed Internet subscriber net additions, however, the original targets for segment revenue and segment EBITDA were not achieved. The original target for non-ILEC revenue was met, when adjusted for the revenue impact of asset dispositions. Communications segment results also did not achieve final guidance for segment revenues and slightly exceeded final guidance for capital expenditures, while meeting all other final guidance targets. See the Results of operations for discussion of 2003 results, as compared with 2002.

Performance to 2003 targets
and guidance			     2003 	          2002 	        	  Met M	     				  Met M
			            Results	      Annual report	 	       	      Revised
 						       targets for		  Not	     guidance for		  Not
							  2003			  Met X		2003			  Met X
=================================================================================================================================
Consolidated
  Revenues			  $7.15 billion		$7.2 to 			     $7.1 to $7.2 billion(2)	    M
							$7.3 billion		    X
---------------------------------------------------------------------------------------------------------------------------------
  EBITDA
  (excluding restructuring)	  $2.84 billion		$2.7 to 		    M	    $2.75 to $2.85 billion(2)       M
							$2.8 billion		 	     $2.8 to $2.85 billion(3)	    M
---------------------------------------------------------------------------------------------------------------------------------
  Earnings per share - basic	     92 cents		  35 to 55 cents	    M	       50 to 70 cents(1)	    M
											       80 to 90 cents(2)	    M
											       85 to 95 cents(3)	    M
---------------------------------------------------------------------------------------------------------------------------------
  Capital expenditures		 $1.253 billion		  Approx. 		    M	     $1.2 to $1.3 billion(2)	    M
							$1.5 billion			     $1.2 to $1.25 billion(3)       ~
											     Approx. $1.25 billion(4)	    M
---------------------------------------------------------------------------------------------------------------------------------
  Free cash flow		   $961 million		$500 to 		    M	     $800 million to
							$600 million			       $1 billion(2)		    M
											     $900 million to
											       $1 billion(3)		    M
											     $915 to $965 million(4)	    M
---------------------------------------------------------------------------------------------------------------------------------
  Net debt to EBITDA ratio	    2.6 times		 3.0 times		    M	      2.8 times or less(2)	    M
											      2.7 times or less(3)	    M
---------------------------------------------------------------------------------------------------------------------------------
Communications segment
  Revenue (external)		  $4.79 billion		$5.0 to			    X	    $4.85 to $4.9 billion(2)	    X
					 	       $5.05 billion			     $4.8 to $4.85 billion(3)	    X
---------------------------------------------------------------------------------------------------------------------------------
  Non-ILEC revenue		 $555.4 million	        $575 million		    ~ (5)    Approx. $555 million(4)	    M
---------------------------------------------------------------------------------------------------------------------------------
  EBITDA
  (excluding restructuring)	 $2.029 billion	      $2.075 to			    X	     $2.0 to $2.075 billion(2)	    M
						       $2.15 billion			   $2.025 to $2.05 billion(3)	    M
---------------------------------------------------------------------------------------------------------------------------------
  Non-ILEC EBITDA 		$(28.7) million		  Approx. 		    M	     Approx. $(30) million(2)	    M
						       $(60) million
---------------------------------------------------------------------------------------------------------------------------------
  Capital expenditures		   $893 million		  Approx.		    M	     $850 to $900 million(2)	    M
						       $1.05 billion			     $850 to $875 million(3)	    X
											     Approx. $875 million(4)	    X
---------------------------------------------------------------------------------------------------------------------------------
  High-speed Internet net additions  151,600		150,000 to		    M	     Approx. 125,000(2)		    M
							  175,000		    M	     Approx. 150,000(3)		    M
---------------------------------------------------------------------------------------------------------------------------------
Mobility segment
  Revenue (external)		  $2.36 billion		$2.2 to			    M	    $2.25 to $2.3 billion(2)	    M
						       $2.25 billion		   	     $2.3 to $2.35 billion(3)	    M
---------------------------------------------------------------------------------------------------------------------------------
  EBITDA			   $815 million		$625 to			    M	     $675 to $700 million(1)	    M
							$650 million			     $750 to $775 million(2)	    M
											     $775 to $800 million(3)	    M
---------------------------------------------------------------------------------------------------------------------------------
  Capital expenditures		   $360 million		  Approx. 	            M	     $350 to $400 million(2)	    M
						        $450 million			     $350 to $375 million(3)	    M
											     Approx. $375 million(4)	    M
---------------------------------------------------------------------------------------------------------------------------------
  Wireless subscriber net additions  431,100		400,000 to	            M	     Approx. 350,000(1)		    M
							  450,000	            M	   350,000 to 375,000(2)   	    M
											     Approx. 400,000(3)		    M
---------------------------------------------------------------------------------------------------------------------------------

   (1) First quarter revised guidance.
   (2) Second quarter revised guidance.
   (3) Third quarter revised guidance.
   (4) December 18, 2003 final guidance.
   (5) Revised downward by $20 million for the divestiture of application development assets.


Results of operations
---------------------

During the first quarter of 2003, the Canadian economy was operating at near full production capacity due to strong domestic demand. However, due to unforeseen developments over the second and third quarters of 2003 (e.g. SARS, mad cow disease, power blackout in Ontario), economic growth was weaker than expected. In addition, the 21% appreciation of the Canadian dollar against the U.S. dollar constrained Canadian economic growth. Softness in wireline services continued in 2003, and TELUS Communications experienced a decrease of about 4% in revenues compared with expectations at the beginning of the year of flat to 1% growth. In contrast, strong growth occurred in the wireless industry, and TELUS Mobility revenues increased by about 17% compared with the 9 to 11% growth expected at the beginning of 2003.

Consolidated operating revenues increased by 2.0% and consolidated EBITDA (excluding restructuring) increased by 12.9% for the year ended December 31, 2003, when compared with 2002. Revenue increased primarily because of 18.9% network revenue growth and 14.3% subscriber growth in the TELUS Mobility, while TELUS Communications revenues decreased by 4.0% because of negative regulatory price cap impacts, continued price competition in long distance and lower customer premises equipment sales. Consolidated EBITDA (excluding restructuring) increased primarily because of revenue growth and scale efficiencies in TELUS Mobility, which resulted in a 52.5% increase in TELUS Mobility EBITDA (excluding restructuring), and savings realized in TELUS Communications. TELUS Communications savings were a result of the Operational Efficiency Program and reduced losses in non-incumbent operations, partly offset by a higher pension expense in 2003 and significant non-recurring investment tax credits recorded in 2002. TELUS Communications realized $304.0 million of incremental savings in 2003 from a cumulative reduction of approximately 7,500 staff positions, the cumulative closure or consolidation of 44 customer contact centres, and the closure in 2002 of 33 retail phone stores.

Restructuring and workforce reduction costs decreased by $541.6 million in 2003, when compared with 2002, because the majority of the costs associated with the second and third phases of the Operational Efficiency Program were required to be expensed in 2002. Depreciation and amortization expenses increased by $82.5 million or 5.3%, primarily as a result of the growth in assets with shorter lives, including software and data network assets.

Interest on long-term and short-term debt decreased by $43.2 million in 2003, when compared with 2002, primarily as a result of debt repurchases and retirements. The decrease in interest on long-term and short-term debt was more than offset by a non-recurring $82.7 million pre-tax gain on debt redemption recorded in 2002. In addition, interest income increased by $17.4 million in 2003, primarily for the settlement of tax matters relating to prior years.

Net income increased to $331.5 million and earnings per share increased to 92 cents in 2003, compared with a net loss of $229.0 million and a net loss per share of 75 cents in 2002. The improvement was due primarily to significant growth in EBITDA and the lower charge for Restructuring and workforce reduction costs in 2003.

		[Basic income (loss) per Share] Graph

During 2003, the Company generated free cash flow of $960.6 million, including the receipt of $223.0 million of income taxes and interest for the settlement of tax matters relating to prior years. Free cash flow after payments under restructuring and workforce reduction initiatives and before dividend payments was $844.9 million. As a result of strong free cash flow, TELUS reduced net debt by $872.0 million in 2003. The net debt to EBITDA ratio improved to 2.6 times from 3.3 times at the start of 2003, while the EBITDA interest coverage ratio improved to 4.5 times from 3.7 times at the beginning of the year, both as a result of debt reduction and improvement in EBITDA (excluding restructuring). Reduced leverage in TELUS was recognized by the four credit rating agencies, which improved their credit rating outlooks or trends to one 'positive' and three 'stable' assessments at the end of 2003, from four 'negative' assessments at the beginning of the year. On March 2, 2004, Moody's Investors Service announced it had upgraded TELUS' credit rating to Baa3 (investment grade) with a stable outlook from Ba1 with a positive outlook. In the bond markets, TELUS Corporation notes appreciated during 2003 by approximately 14%, while interest rate spreads over the relevant benchmark government bonds narrowed by 72% on average.


Consolidated highlights
Years ended December 31					2003 		2002 		       Change 	 	 %
---------------------------------------------------------------------------------------------------------------------------------
($ in millions except per share amounts)

Operating revenues					7,146.0 	7,006.7 		  139.3 	  2.0

EBITDA (excluding restructuring)			2,844.1 	2,518.6 		  325.5 	 12.9

Restructuring and workforce reduction costs		   28.3 	  569.9 		 (541.6)	(95.0)

EBITDA							2,815.8 	1,948.7 		  867.1 	 44.5

Net income (loss)					  331.5 	 (229.0)		  560.5 	   -

Earnings (loss) per share (EPS), basic			    0.92 	   (0.75)		    1.67 	   -

Cash dividends per share				    0.60 	    0.60 		     - 		   -

Cash provided by operating activities			2,144.0 	1,741.0 		  403.0 	 23.1
Capital expenditures					1,252.7 	1,697.9 		 (445.2)	(26.2)

Free cash flow						  960.6 	   (1.4)		  962.0 	   -
Free cash flow (2004 method)				  844.9 	 (139.6)		  984.5 	   -
---------------------------------------------------------------------------------------------------------------------------------

The discussion below for Operating revenues, Operations expense, EBITDA (excluding restructuring), Restructuring and workforce reduction costs and Capital expenditures is presented on a segmented basis. All other discussion is presented for the consolidated financial results.

Operating revenues - Communications segment
Years ended December 31					2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
($ in millions)
Voice local(1)						2,087.5 	2,106.5 		 (19.0)		 (0.9)
Voice contribution					   73.2 	   89.4 		 (16.2)		(18.1)
Voice long distance(2)					  961.1 	1,016.0 		 (54.9)	 	 (5.4)
Data(3)							1,368.1 	1,366.6 		   1.5 	 	  0.1
Other							  296.5 	  410.8 		(114.3)		(27.8)
---------------------------------------------------------------------------------------------------------------------------------
External operating revenue				4,786.4 	4,989.3 		(202.9)		 (4.1)

Intersegment revenue					   94.5 	   95.3 		  (0.8)		 (0.8)
---------------------------------------------------------------------------------------------------------------------------------
Total operating revenue					4,880.9 	5,084.6 		(203.7)		 (4.0)
---------------------------------------------------------------------------------------------------------------------------------

   (1) Voice local - incremental regulatory price cap reductions of $16.0 million for the fourth quarter and $48.2 million for the year ended December 31, 2003.
   (2) Voice long distance - incremental regulatory price cap changes of positive $0.6 million for the fourth quarter and negative $0.6 million for the year ended December 31, 2003.
   (3) Data - incremental regulatory price cap reductions of $4.3 million for the fourth quarter and $29.4 million for the year ended December 31, 2003.


TELUS' Communications segment continued its strategic focus on driving increased profitability by focusing on operational efficiency and cost control in the face of declining revenues.

Voice local revenue is generated from access to the Company's network, which is provided to customers on a monthly subscription basis, and from the Company's optional and pay-per-use enhanced services. Local access revenue decreased by $31.5 million in 2003, when compared with 2002, due to price cap decision impacts and fewer access lines - partly offset by growth in non-ILEC business. Increased local enhanced services revenue of $12.5 million in 2003 partly offset the decline in local access revenues. Excluding the negative price cap impacts, voice local revenue increased by $29.2 million or 1.4% in 2003, when compared with 2002.

Consumer network access lines decreased by 36,000 in 2003 compared with a decrease of 32,000 in 2002. Consumer line losses were a result of technological substitution and competitive activity. Technological substitution included the loss of lines to wireless services, making the traditional measurement of local market share based on the share of lines a less useful metric, particularly when basic wireline services are closely regulated and wireless services are not. Business network access lines decreased by 5,000 in 2003 compared with a decrease of 24,000 in 2002. Business lines decreased primarily as a result of continued migration to more efficient ISDN services, offset by gains in Central and Eastern Canada exceeding competitive losses in Western Canada. The 0.8% decrease in total access lines in 2003 was slightly lower than the 1.1% decrease in 2002.

Voice contribution revenue, which represents TELUS' share of contribution pool funds for providing service in high cost rural service areas, decreased in 2003, when compared with 2002. The decrease was a result of a lower shortfall calculated according to the methods prescribed by the CRTC for TELUS and other industry competitors.

Voice long distance revenue decreased in 2003, when compared with 2002, primarily as a result of fewer consumer and business minutes and price competition. Consumer revenues decreased as a result of competitive pressures including 'dial-around' services, partly offset by an increase in the monthly long distance plan administration fee from $1.25 to $2.95 in February 2003. Business revenues decreased as a result of fewer minutes and lower rates. Wholesale settlement revenues were relatively unchanged in 2003 as higher volumes were offset by lower prices. Substitution to alternative technologies such as e-mail, Internet and wireless contributed to long distance revenue and minute erosion. The traditional measurement of wireline long distance market share is a less reliable measure as a result of IP and wireless substitution.

Data revenues include Internet access, hosting and applications, LAN/WAN, gateway service, internetworking and remote access, managed information technology (IT) services and legacy data services such as private line, switched data services, data local access, data settlements and data equipment sales. Wireless data revenues are included in Mobility segment Network revenues. Communications segment data revenue growth was relatively flat as increased Internet-related revenues were offset by price cap impacts and lower revenues for data equipment sales and other services. This included a reduction of application development revenues by approximately $21 million in 2003, when compared with 2002, due to the disposal of certain assets during the second quarter of 2003. Data revenue growth normalized for the disposal of assets and the negative price cap impacts was $51.8 million or 3.8% in 2003, as compared with 2002. Internet service revenues increased by $71.9 million in 2003, primarily as a result of growth in the Internet subscriber base, partly offset by lower introductory pricing. TELUS high-speed Internet subscriber additions decreased by 22.4% for the year in line with market growth, but were up 5.3% to 45,500 during the fourth quarter of 2003 due in part to the success of a new introductory offer, as well as strong market demand.

Other revenue decreased in 2003, when compared with 2002, primarily as a result of lower voice equipment rental and sales, as well as lower rent from support structures, lower installation and contract services, and lower individual line service grants in respect of the conversion of multi-party lines to single lines in high cost rural areas in Alberta in the early 1990s.

Total external operating revenue discussed above included non-ILEC revenues of $555.4 million for the year ended December 31, 2003, compared with $527.2 million for the same period in 2002, an increase of $28.2 million or 5.3%. Growth in non-ILEC application development revenues was affected by the disposal of certain assets discussed in data revenues above, reducing the revenues by approximately $21 million in 2003, when compared with 2002. Normalized for such asset disposals, non-ILEC revenues increased by approximately $49.2 million or 9% for the full year.

Intersegment revenues represent services provided by the Communications segment to the Mobility segment. These revenues are eliminated upon consolidation together with the associated expense in TELUS Mobility.

Key operating indicators - Communications segment
(000s)							2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
As at December 31
-----------------
Network access lines, end of year			4,870 		4,911 			(41)		 (0.8)

Total Internet subscribers(1), end of year		  881.4 	  801.7 		 79.7 		  9.9
  Dial-up						  319.8 	  391.7 		(71.9)		(18.4)
  High-speed						  561.6 	  410.0 		151.6 		 37.0

Years ended December 31
-----------------------
Change in network access lines				  (41)		  (56)			 15 		 26.8

Total Internet subscriber net additions(1)		   79.7  	  131.8 		(52.1)		(39.5)
  Dial-up						  (71.9)	  (63.4)		 (8.5)		(13.4)
  High-speed						  151.6 	  195.2 		(43.6)		(22.3)
---------------------------------------------------------------------------------------------------------------------------------

   (1) As a result of a subscriber audit following a billing system conversion in the third quarter of 2002, Internet subscriber counts and net additions for 2003 are net of reductions of approximately 13,000 dial-up subscribers and approximately 4,700 high-speed Internet subscribers.


           [TELUS Mobility Revenue] Graph

Operating revenues - Mobility segment
Years ended December 31					2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
($ in millions)
Network revenue						2,183.7 	1,852.7 		  331.0 	 17.9
Equipment revenue					  175.9 	  164.7 		   11.2 	  6.8
---------------------------------------------------------------------------------------------------------------------------------
External operating revenue				2,359.6 	2,017.4 		  342.2 	 17.0

Intersegment revenue					   15.7 	   17.5 		   (1.8)	(10.3)
---------------------------------------------------------------------------------------------------------------------------------
Total operating revenue					2,375.3 	2,034.9 		  340.4 	 16.7
---------------------------------------------------------------------------------------------------------------------------------

TELUS Mobility Network revenue is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, wireless Internet services and fees for value-added services. Network revenue increased significantly for the year ended December 31, 2003 as compared with 2002. The Network revenue growth was a result of the continued expansion of TELUS Mobility's subscriber base by 14.3% to approximately 3.4 million subscribers from 3.0 million subscribers one year ago. In addition, ARPU increased to $57 in 2003 as compared with $55 in 2002.

TELUS Mobility's execution of its strategic focus on profitable revenue growth and subscriber retention resulted in a higher ARPU and an improved churn rate year over year. The improved ARPU was a result of increased usage and disciplined pricing changes including per-minute billing and the reduction of eligible hours included in certain 'free evening and weekend' rate plan features. Average minutes of use (MOU) per subscriber per month were 350 in 2003 as compared with 290 in 2002. At December 31, 2003, postpaid subscribers accounted for 82.1% of the total cumulative subscriber base as compared with 83.1% one year earlier and have been stable during the current year. Net postpaid additions represented 74.5% of all net additions in 2003 as compared with 72.2% in 2002. Annual total net subscriber additions of 431,000 increased compared with last year. This was driven in part by a successful fourth quarter advertising campaign that highlighted TELUS' new camera phones and picture messaging service. The campaign helped to establish a market leadership position for TELUS Mobility in the camera phone marketplace.

Blended postpaid and prepaid churn rate improved significantly to 1.5% in 2003, as compared with 1.8% in 2002 Deactivations for the full year of 2003 were 556,100 as compared with 599,100 for the same period last year, representing a 7.2% decline despite a larger subscriber base. The decline in churn can be attributed to improved network quality and coverage, improved client service levels, client contracting as part of loyalty and retention programs, and specific grandfathered rate plans related to per-second billing and the change to certain 'free evening and weekend' rate plan features.

Equipment sales, rental and service revenue in 2003 increased by $11.2 million or 6.8% to $175.9 million despite a decline in gross subscriber additions from 1,016,900 to 987,200, principally due to product mix and higher handset prices.

Intersegment revenues represent services provided by the Mobility segment to the Communications segment and are eliminated upon consolidation along with the associated expense in TELUS Communications.

Key operating indicators - Mobility segment
(000s for subscribers and additions)			2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
As at December 31
-----------------
Subscribers - postpaid					2,811.8 	2,490.6 		  321.2 	   12.9
Subscribers - prepaid(1)				  612.2 	  504.9 		  107.3 	   21.3
---------------------------------------------------------------------------------------------------------------------------------
Subscribers - total					3,424.0 	2,995.5 		  428.5 	   14.3

Total POPs(2) covered including
  roaming/resale (millions)(3)				   29.9 	   27.5 		    2.4 	    8.7

Years ended December 31
-----------------------
Net subscriber additions - postpaid			  321.2 	  301.6 		   19.6 	    6.5
Net subscriber additions - prepaid(1)			  109.9 	  116.2 		   (6.3)	   (5.4)
---------------------------------------------------------------------------------------------------------------------------------
Net subscriber additions - total			  431.1 	  417.8 		   13.3 	    3.2

Churn, per month (%)(1)(4a)				    1.5 	    1.8 		   (0.3)	     -
Acquisition COA(4b)
  per gross subscriber addition ($)(4c) (5)		  430 		  425 			    5 		    1.2
ARPU ($)(4d)						   57 		   55 			    2 		    3.6

EBITDA(4e) to network revenue (%)			   37.3 	   28.9 		    8.4 	     -
Retention COA to network revenue (%)			    4.7 	    3.9 		    0.8 	     -
EBITDA(4e) excluding
  Acquisition COA ($ millions)(4f)			1,240.0 	  944.0 		  296.0 	   31.4
---------------------------------------------------------------------------------------------------------------------------------

  (1) Based on an audit of the prepaid platform in the fourth quarter of 2003, a one-time adjustment was made to the prepaid subscriber base. Cumulative subscribers were reduced by approximately 7,600 in the period. Of the 7,600, net additions as recorded for 2003 reflected a 5,000 adjustment for current year deactivations. Management believes the deactivations related to the prior period are immaterial and therefore net additions have not been restated. Furthermore, 2003 churn was calculated to reflect the 5,000 deactivations in the current year.
  (2) POPs is an acronym for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
  (3) TELUS Mobility has not activated all digital-roaming areas. As at December 31, 2003, TELUS Mobility PCS digital population coverage was
      22.2 million and 29.5 million including the roaming/resale agreements principally with Bell Mobility and Aliant Telecom Wireless.
  (4) The following are not measures under accounting principles generally accepted in Canada and the U.S. These measures are industry metrics and are useful in assessing the operating performance of a wireless company. The definitions of these measures are as follows:
          a. Churn is calculated as the number of subscriber units disconnected during the period divided by the average number of units on the network,expressed as a rate per month.
          b. Acquisition COA consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial customer acquisition during a given period.
          c. Acquisition COA per gross subscriber addition is Acquisition COA divided by gross subscriber activations during the period.
          d. ARPU is calculated as network service revenue divided by the average number of units on the network during the period, expressed as a rate per month.
          e. Excluding restructuring of $6.5 million in 2002.
          f. EBITDA excluding Acquisition COA is a measure for operational profitability normalized for the period costs of adding new customers.
  (5) For the year ended December 31, 2002, Acquisition COA of $425 excluded the effect of the $21.0 million favourable clarification of tax legislation by the Ontario Provincial Sales Tax (PST) authorities, representing a reversal of a cumulative COA liability.


Operations expense - Communications segment
($ in millions)						2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					2,852.2 	3,100.8 		 (248.6)	(8.0)
---------------------------------------------------------------------------------------------------------------------------------

Operations expense for the Communications segment decreased in 2003, when compared with 2002, primarily due to the traction of the Operational Efficiency Program as well as lower non-ILEC expenses and lower equipment costs of sales, partly offset by an increased pension expense in 2003. In addition, expenses for 2002 were reduced by significant investment tax credits as a result of a settlement of tax matters. The significant changes in operating expenses for the year ended December 31, 2003, when compared with the same period in 2002, were:

Operational Efficiency Program and staffing-related changes

Cumulative savings achieved since the inception of the Operational Efficiency Program in 2001 were $454 million and all of the program targets for the end of 2003 were attained or exceeded.

   * Savings in salaries, benefits, employee-related overhead costs, contracting and consulting costs, advertising and promotions expense and other such costs under this program were $304.0 million. Net staff departures in 2003 under this program were approximately 1,500 for the full year. Two small divestitures reduced staff levels by 200 for the full year. Partly offsetting these staff reductions were the addition of 161 staff from a newly formed partnership with the Calgary Health Authority (TELUS Sourcing Solutions) and the addition of 215 staff to in-source Internet help desk services to a new Montreal call centre. Neither of these two initiatives were anticipated when the Operational Efficiency Program was announced. Consequently, Communications segment overall staff count decreased by 1,303 for the full year. There were 18,430 full-time equivalent employees at the end of 2003, a decrease of 1,238 when compared with 19,668 at the end of 2002;

   * Expenses increased by $22.5 million in 2003, when compared with 2002, as a result of lower labour capitalization representing lower capital build activities as a result of Operational Efficiency Program savings;

Significant non-recurring items

   * Expenses for 2002 were lowered by $50.5 million as a result of significant non-recurring investment tax credits, partly offset by $1.3 million of investment tax credits for the full year of 2003. The investment tax credits were recognized as a result of a settlement with tax authorities for previous years' claims and were recorded as a reduction of operations expense;

Other changes

   * Transit and termination costs decreased by $34.8 million as a result of a significant decrease in the cost per minute of outbound traffic, despite an increase in traffic;

   * Equipment cost of sales decreased by $71.0 million, primarily as a result of lower sales of voice and data equipment. This included approximately $15 million of lower high-speed Internet cost of sales as a result of reduced gross additions of high-speed Internet subscribers, lower modem prices and recognition of certain promotional discounts to customers recorded as an offset against revenues;

   * Bad debt expense decreased by $14.6 million as a result of the effects in 2002 of the unstable global telecom and high technology industries on non-ILEC results, as well as reduced exposure in 2003 arising from improved credit and collections processes;

   * Revenue taxes, which are contributions to the national fund for providing service in high cost rural service areas, decreased by $12.5 million. The decrease was primarily a result of the December 19, 2003 CRTC Decision that reduced the 2003 contribution rate from 1.3% in 2002 to 1.1% of eligible revenues;

   * The expense for the Software and Related Technology and Service Agreements with Verizon Communications Inc. (Verizon) was $8.1 million lower in 2003, primarily because of the appreciation of the Canadian dollar against the U.S. dollar;

   * Pension expense for defined benefit and defined contribution plans increased by $49.9 million;

   * Overtime expenses increased by $11.9 million in the second half of 2003, as compared with the same period in 2002. These costs were incurred primarily to improve customer service and clear backlogs created by a number of natural disasters, staffing and system conversion issues in the third quarter of 2003;

   * Additional costs for the new partnership with the Calgary Health Authority and establishment of the Montreal call centre were $7.4 million in 2003. The partnership with the Calgary Health Authority was established to deliver end-to-end human resources solutions to health care and other organizations, while the Montreal call centre has been established to in-source Internet help desk services from a third party;

   * Inflation and all other changes increased expenses by $54.5 million.

Included in the total segment expenses discussed above are non-ILEC operations expenses for 2003 of $580.0 million, as compared with $634.5 million in 2002. This represented a decrease of $54.5 million or 8.6% as a result of increasing the proportion of on-net traffic, increased competitive data network access discounts and other operating efficiencies including a lower bad debt expense.

Operations expense - Mobility segment
($ in millions)						2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					1,559.9 	1,500.1 		   59.8 	 4.0
---------------------------------------------------------------------------------------------------------------------------------

TELUS Mobility operations expense increased by $38.8 million or 2.6% in 2003 when compared with 2002 (after normalizing for the $21.0 million favourable PST ruling in 2002). TELUS Mobility has been able to achieve significant economies of scale as evidenced by growth in subscribers of 14.3% in 2003 and 17.9% growth in Network revenue, with only a nominal increase in operating expenses year-over-year.

Expenses related to equipment sales increased by $7.5 million or 2.0% in 2003 when compared with 2002. However, prior year expenses included a $21.0 million reduction resulting from a clarification of provincial sales tax legislation related to handset subsidies, which represented the reversal of a cumulative liability previously recorded in marketing cost of acquisition (COA). Once normalized to exclude the 2002 provincial sales tax credit, equipment expense for 2003 decreased by $13.5 million or 3.4%, as compared with 2002. This decrease was principally due to a decline in gross subscriber activations and improved handset pricing, including favourable exchange rates, offset partially by the introduction of a new suite of products, including the camera phone in the fourth quarter, and increased retention activity. Gross subscriber activations were 987,200 in 2003 as compared with 1,016,900 in 2002. Handset costs are included in marketing COA.

Network operating expenses consist of site-related expenses, transmission costs, spectrum licence fees, contribution revenue taxes, and other direct costs related to network operations. Network operating expenses increased to $371.0 million in 2003 as compared with $366.7 million in 2002. This occurred as a result of increases in transmission and site-related expenses to support the increased number of cell sites, a larger subscriber base, and improved network quality and coverage. These costs were partially offset by a reduction in Industry Canada spectrum licence fees. TELUS Mobility has focused efforts on containing network costs through negotiating improved leased transmission rates, roaming rates and maintenance rates with a number of telecommunications carriers and key vendors. TELUS Mobility also continues to build out microwave facilities to continue the reduction in future transmission costs. TELUS Mobility's digital population coverage expanded by 2.1 million to 29.5 million in 2003 due to the continued activation of digital roaming regions and network expansion.

Marketing expenses excluding handset subsidies were $297.4 million in 2003 as compared with $249.4 million in 2002. The increases were primarily due to higher advertising expenses and dealer compensation costs associated with the expanded subscriber base and to increased re-contracting activity. Despite the higher marketing expenses, acquisition COA remained relatively flat in 2003 at $430 as compared with $425 in 2002 (excluding any benefit from the $21.0 million PST clarification). The year-over-year cost remained relatively flat as Mobility continued to grow profitably. Combined with the improved churn, this indicates COA over the life of the subscriber continued to improve significantly in 2003 as compared with 2002.

General and administration (G&A) expenses consist of employee compensation and benefits, facilities, client services, bad debt and various other expenses. G&A expenses were unchanged in 2003 at $512.8 million despite subscriber base growth of 14.3% and Network revenue growth of 17.9%. TELUS Mobility increased full-time equivalent employees (FTEs) by 4.4% to 5,387 from 5,161 one year earlier to support the significant growth in the subscriber base and continued expansion of its company-owned retail stores. Higher payroll costs were offset by lower bad debts. The improvements in bad debts can be attributed to the completion of billing system conversions in 2002 and improvement in credit and collections. TELUS Mobility completed five major billing system conversions by October 2002 after an 18-month integration period.

EBITDA (excluding restructuring) by segment
Years ended December 31					2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
($ in millions)
Communications segment					2,028.7 	1,983.8 		   44.9 	  2.3
Mobility segment					815.4 		  534.8 		  280.6 	 52.5
---------------------------------------------------------------------------------------------------------------------------------
TELUS Consolidated					2,844.1 	2,518.6 		  325.5 	 12.9
---------------------------------------------------------------------------------------------------------------------------------
EBITDA (excluding restructuring) margin percentage(1) by segment
Years ended December 31					2003 		2002 	 		Change
---------------------------------------------------------------------------------------------------------------------------------
%
Communications segment					41.6 		   39.0 		    2.6
Mobility segment (2)					34.3 		   26.3 		    8.0
TELUS Consolidated					39.8 		   35.9 		    3.9
---------------------------------------------------------------------------------------------------------------------------------

   (1) EBITDA (excluding restructuring) divided by total revenue.
   (2) EBITDA (excluding restructuring of $6.5 million in 2002) as a percentage of network revenue was 37.3% for 2003, as compared with 28.9% (27.7% before PST clarification) for 2002.

Communications segment EBITDA (excluding restructuring) for 2002 was positively impacted by $50.5 million of significant non-recurring investment tax credits. Normalized for the 2002 investment tax credits and the price cap decision impacts, Communications segment EBITDA (excluding restructuring) increased by $173.9 million or 9.0% in 2003 as compared with 2002. EBITDA (excluding restructuring) and the related margin improved in 2003 primarily as a result of:

   * Operational Efficiency Program savings of $304 million;
   * non-ILEC EBITDA (excluding restructuring) improvements of $78.4 million;
   * partly offset by negative price cap decision impacts, decreasing long distance and other revenues, and increased pension costs.

Improved TELUS Mobility segment EBITDA (excluding restructuring of $6.5 million in 2002) and the related margin is attributable to strong ARPU and subscriber growth combined with a significant reduction in the churn rate and cost containment. Consequently, EBITDA (excluding restructuring) grew by 52.5% to $815.4 million in 2003. When the $21.0 million favourable PST clarification in 2002 is excluded, EBITDA (excluding restructuring) for 2003 increased by 58.7%. The EBITDA (excluding restructuring) margin, when calculated as a percentage of network revenue, improved to 37.3% for 2003 as compared with 28.9% (27.7% before the PST clarification) for 2002.

        [ Consolidated EBITA (escluding restructuring)] Graph

Restructuring and workforce reduction costs
Years ended December 31					2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
($ in millions)
Communications segment					   28.3 	  563.4 		 (535.1)	 (95.0)
Mobility segment					     - 		    6.5 		   (6.5)	(100.0)
---------------------------------------------------------------------------------------------------------------------------------
TELUS Consolidated					   28.3 	  569.9 		 (541.6)	 (95.0)
---------------------------------------------------------------------------------------------------------------------------------

Restructuring and workforce reduction costs were recorded for initiatives under the Company's Operational Efficiency Program. In 2001, the Company initiated the phased Operational Efficiency Program aimed at improving operating and capital productivity and competitiveness. The second and third phases commenced in 2002, with the third phase continuing into 2003. The Company achieved its target for closing or consolidating 44 Communications segment customer contact centres by the end of 2003. It is currently expected that two additional call centres will be closed or consolidated in 2005. The restructuring charge for 2003 exceeded the originally anticipated $20 million by $8.3 million, in part for costs associated with approximately 50 remaining departures under the program during the first quarter of 2004. As of December 31, 2003, no future costs remain to be recorded under the Operational Efficiency Program.

Net staff reductions under the Operational Efficiency Program in the Communications segment were approximately 6,700 between January 2002 and December 2003. Since the inception of the Operational Efficiency Program in 2001, the Company has reduced its staff count by approximately 7,500, comprised of 5,500 bargaining unit positions and 2,000 management positions. An additional 50 staff reductions will occur under this program during 2004.

It is expected that approximately $30 million of restructuring charges will be recorded in 2004, primarily in respect of new efficiency initiatives.

Savings in the Communications segment since inception of the Operational Efficiency Program have increased to approximately $454 million by the end of 2003. As a result of exceeding targeted staff count reductions, TELUS believes that the previously announced annual recurring savings from this program will be met in 2004.

Depreciation and amortization
Years ended December 31					2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
($ in millions)
Depreciation						1,272.9 	1,213.7 		  59.2 		  4.9
Amortization of intangible assets			  379.9 	  356.6 		  23.3 		  6.5
---------------------------------------------------------------------------------------------------------------------------------
							1,652.8 	1,570.3 		  82.5 		  5.3
---------------------------------------------------------------------------------------------------------------------------------

Depreciation and amortization expenses increased in 2003, when compared with 2002, primarily as a result of growth in capital assets with shorter lives, including billing system and customer relationship management software, and data network capital assets. This included a write-off of Communications segment customer relationship management software assets of $25.0 million in 2003, partially offset by lower amortization for fully amortized software assets.

Other expense
($ in millions)						2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					   23.3 	   42.7 		  (19.4)	(45.4)
---------------------------------------------------------------------------------------------------------------------------------

Other expense includes accounts receivable securitization expense, income or impairments in portfolio investments including 2002 discontinued operations, gains and losses on disposal of property, and charitable donations.

   * Accounts receivable securitization expense increased by $3.6 million to $13.5 million in 2003, when compared with 2002. The increase was a result of expanding the securitization program in July 2002. While the proceeds from securitization averaged $453 million in 2003, compared with $255 million in 2002, the proceeds at the end of 2003 were $300 million.

   * Losses from portfolio investments of $11.8 million in 2003 were offset by gains from the sale of properties of $9.2 million in 2003. For 2002, losses from portfolio investments and properties were $27.6 million.

   * Consistent with the Company's objective of contributing 1% or more of pre-tax income, as defined under the Imagine formula, charitable donations expense increased to $7.4 million in 2003, compared with $6.8 million in 2002.

Financing costs
($ in millions)						2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					  628.0 	  604.1 		   23.9 	  4.0
---------------------------------------------------------------------------------------------------------------------------------

Financing costs include interest expense on long-term and short-term debt, gains on debt repurchases, interest income, foreign exchange gains and losses and amortization of debt issue costs.

   * Financing costs in 2002 were net of an $82.7 million pre-tax gain on debt redemption. The gain arose from the repurchase of approximately $410 million principal amount of notes and debentures of TELUS Corporation and TELUS Communications Inc. for a cash outlay of approximately $318 million, including commissions and net of cross currency swap unwind proceeds.

   * Interest on long-term and short-term debt was $671.7 million in 2003, representing a decrease of $43.2 million, when compared with 2002, primarily a result of debt repurchases and retirements. TELUS maintains a hedging program using cross currency swaps, and as a result, long-term financing costs were generally unaffected by the appreciation of the Canadian dollar against the U.S. dollar in 2003. Debt, including long-term debt, current maturities and the deferred hedging liability (asset), was $7,436 million at December 31, 2003 and $8,261 million at December 31, 2002. The average debt outstanding in 2003 was $7,872 million, as compared with $8,699 million in 2002.

   * Interest income, which has the effect of reducing financing costs, increased by $17.4 million in 2003, when compared with 2002. Interest income in both years was recognized primarily as a result of tax refunds received from the settlement of various tax matters.

                   [Net Financing Costs] Graph

Income taxes (recovery)
($ in millions)						2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					  176.9 	  (42.5)		  219.4 	   -
---------------------------------------------------------------------------------------------------------------------------------

The increase in Income taxes in 2003, when compared with 2002, was primarily related to the $780.1 million increase in income before taxes. The effective tax rate in 2003 was significantly impacted by two tax factors: (i) a positive $47.0 million income tax adjustment for settlement of tax matters relating to prior years, which had higher tax rates, partly offset by (ii) an increase in tax expense resulting from a revaluation of future income tax assets and future income tax liabilities caused by an increase in the tax rate in the Province of Ontario.

Non-controlling interest
($ in millions)						2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					    3.3 	    3.1 		    0.2 	  6.5
---------------------------------------------------------------------------------------------------------------------------------

Non-controlling interest primarily represents a partner's interest in a small foreign subsidiary.

Preferred dividends
($ in millions)						2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					    3.5 	    3.5 		     - 		   -

---------------------------------------------------------------------------------------------------------------------------------

There were no significant changes to quarterly dividends on preferred shares.

Interest on convertible debentures
($ in millions)						2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					    7.1 	    6.8 		    0.3 	  4.4
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

Liquidity and capital resources
-------------------------------

Cash provided by operating activities
($ in millions)						2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					2,144.0 	1,741.0 		  403.0 	 23.1
---------------------------------------------------------------------------------------------------------------------------------

Cash provided by operating activities increased in 2003, when compared with 2002, principally due to improvement in operating profitability, the recovery of income taxes in 2003 associated with settlement of tax matters, an increase in advance billings and customer deposits and lower interest, partly offset by the reduction in securitized account receivables in 2003 compared with an increase in securitized account receivables in 2002. EBITDA (excluding restructuring) increased by $325.5 million in 2003. Interest paid decreased by $18.3 million to $657.5 million in 2003 as a result of debt reduction, while interest received increased by $17.1 million to $41.6 million in 2003, primarily from the settlement of tax matters. Cash recovery of income taxes associated with settlement of prior years' tax matters was $183.5 million or $165.5 million net of tax installments in 2003, compared with $18.6 million net of tax installments in 2002. Advanced billings and customer deposits increased by $114.7 million during 2003 due to the continued deferral of revenue under the price cap regime and the increase in the Mobility subscriber base. The Company made accounts receivable securitization reduction payments of $175 million in 2003, whereas in 2002, the Company increased the amount of securitized receivables by $150 million. Restructuring payments were $287.7 million in 2003 as compared with $273.8 million in 2002.

Cash used by investing activities
($ in millions)						2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31				       (1,197.8)       (1,691.1)		  493.3		 29.2
---------------------------------------------------------------------------------------------------------------------------------

Cash used by investing activities decreased in 2003, when compared with 2002, primarily as a result of reduced capital expenditures. The Company also disposed of non-strategic properties and investments for total proceeds of $51.2 million, including an administrative property under the terms of a sale and leaseback transaction, on which an $8.2 million pre-tax gain, on total cash proceeds of $19.3 million, was deferred and is being amortized over the term of the lease. In 2002, the Company disposed of its remaining directory operations in the U.S. for proceeds of $7.8 million.

Capital expenditures by segment
Years ended December 31					2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
($ in millions)
Communications segment					  892.8 	1,238.2 		 (345.4)	(27.9)
Mobility segment					  358.4 	  455.1 		  (96.7)	(21.2)
---------------------------------------------------------------------------------------------------------------------------------
Capital expenditures - general				1,251.2 	1,693.3 		 (442.1)	(26.1)
Mobility segment - wireless spectrum			    1.5 	    4.6 		   (3.1)	(67.4)
---------------------------------------------------------------------------------------------------------------------------------
Total capital expenditures				1,252.7 	1,697.9 		 (445.2)	(26.2)
===========================================================================================================----------------------

Capital expenditure intensity (1) (%)			   17.5 	   24.2 		   (6.7)
---------------------------------------------------------------------------------------------------------------------------------

   (1) Capital intensity is measured by dividing capital expenditures into operating revenues, expressed as a percentage. This measure provides a method of comparing the level of capital expenditures to other companies within the same industry.

Communications segment capital expenditures decreased significantly in 2003, when compared with 2002, a result of Operational Efficiency Program initiatives and completion of several national expansion initiatives in 2002. Non-ILEC expenditures decreased by $91.6 million to $122.8 million as the Company concentrated its deployment activity on meeting growth demands through the use of assets in place. ILEC capital expenditures decreased by $253.8 million to $770.1 million in 2003 when compared with 2002. The primary changes in ILEC capital expenditures were:

   * high-speed Internet (ADSL) facilities and systems expenditures decreased by $94.9 million to $97.6 million in 2003 due to a focus on higher utilization of existing facilities, the completion of accelerated facility and system deployment in 2002, and slower growth in the industry;

   * there were no purchases of software licences from Verizon in 2003 compared with $65.1 million in 2002; and

   * spending on network infrastructure decreased due to lower demand for facilities, while spending on internal systems and processes also decreased due to completion of initiatives in 2002, as planned, such as the national long distance and card service platform and internal Web enablement projects, partly offset by increased spending on new service development.

The Communications segment capital intensity ratio was 18.3% in 2003 as compared with 24.4% in 2002, mainly due to the significant reduction of capital expenditures on relatively flat revenues. Cash flow (EBITDA excluding restructuring less capital expenditures) increased by $390.3 million to $1,135.9 million in 2003 when compared with 2002.

Mobility capital expenditures significantly decreased in 2003 when compared with 2002. TELUS Mobility continued the enhancement of digital wireless coverage and started building out a significant amount of microwave in 2003 aimed at reducing future leased line transmission costs. Capital spending declined significantly year-over-year principally as a result of:

   * implementation of the 1X digital network in 2002;

   * digital conversion of analog networks in 2002;

   * reduced coverage expansion costs in 2003 due to operationalized roaming/resale agreements in 2002 with Bell Mobility and Aliant Telecom Wireless; and

   * improved infrastructure equipment costs and a stronger Canadian dollar.


Capital expenditure intensity for TELUS Mobility decreased to 15.2% in 2003 from 22.6% in 2002, due to both lower capital spending and significant growth in Network revenues. As a result of continued strong growth in EBITDA (excluding restructuring) and reduced capital expenditure intensity, Mobility generated substantially improved cash flow (EBITDA excluding restructuring less capital expenditures) of $455.5 million or 20.9% of Network revenue in 2003, as compared with $75.1 million or 4.1% in 2002.

Both segments have contributed to significantly improved consolidated cash flow (EBITDA excluding restructuring less capital expenditures) of $1,591.4 million in 2003, when compared with $820.7 million in 2002.

               [Capital Expenditures] Graph

Cash used by financing activities
($ in millions)						2003 		2002 			Change 		%
---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31					 (931.0)	  (76.0)		 (855.0)	     -
---------------------------------------------------------------------------------------------------------------------------------

Cash used by financing activities increased in 2003, when compared with 2002 as a result of the following:

   * Common Shares and Non-Voting Shares issued - Proceeds received from shares issued from Treasury under the employee share purchase plan and from share option plans were $86.6 million for 2003, compared with proceeds of $92.2 million for 2002 under the same plans, from exercised warrants and from additional shares purchased by Verizon pursuant to anti-dilutive rights.

   * Public issuance of Non-Voting Shares - $nil in 2003; $337.4 million in 2002. In September 2002, a public issuance of 34.25 million Non-Voting Shares was offered concurrently in Canada and the U.S. at a share price of $9.85 (Canadian dollars) for aggregate gross proceeds of $337.4 million. The net proceeds of $322.9 million were used to repurchase and repay debt, including bank debt incurred to repurchase notes of TELUS Corporation and notes and debentures of TELUS Communications Inc., and for general corporate purposes. The debt was repurchased at an average discount of 21%, while equity dilution was limited to 10% from the September 2002 public share issuance.

   * Dividends to shareholders - Cash dividends paid to shareholders increased by $36.4 million for 2003, when compared with 2002. The increase in cash dividends resulted from an increased number of shares outstanding, partly offset by a higher enrolment in dividend reinvestment plans (approximately 25% for the dividend paid in October 2003, compared with approximately 21% one year earlier). The 15-cent quarterly dividend paid per Common Share and Non-Voting Share remained unchanged from one year earlier.

   * Net debt redemptions (Long-term debt issued net of Redemptions and repayment of long-term debt and Change in short-term obligations) were $828.7 million in 2003. This compares with net debt repurchases and redemptions of $341.2 million in 2002. Net debt redemptions in 2003 included approximately $645 million of bank facilities, $151 million of medium-term notes, and $30 million of First Mortgage Bonds. In the second half of 2002, the Company repurchased approximately $410 million principal amount of notes and bank debt for a cash outlay of approximately $318 million, including commissions, and net of cross currency swap unwind proceeds.

Liquidity and capital resource measures

							      Dec. 31,		      Dec. 31,
Period ended  							2003			2002		       Change
---------------------------------------------------------------------------------------------------------------------------------
Components of debt and coverage ratios
Net debt(1)  ($ millions)					7,518.2 		8,390.3 		 (872.1)
Total capitalization(2)  - book value ($ millions)	       14,190.9 	       14,834.1 		 (643.2)

EBITDA (excluding restructuring) ($ millions)			2,844.1 		2,518.6 		  325.5
Net interest cost(3)  ($ millions)				  628.0 		  686.8 		  (58.8)

Debt ratios
Fixed rate debt as a proportion of total indebtedness (%)	  100.0 		   93.4 		    6.6
Average term to maturity of debt (years)			    6.2 		    6.6 		   (0.4)

Net debt to total capitalization (%)				   53.0 		   56.6 		   (3.6)
Net debt to EBITDA(4)						    2.6 		    3.3 		   (0.7)

Coverage ratios
Earnings coverage(5)						    1.7 		    0.6 		    1.1
EBITDA(6) interest coverage(7)					    4.5 		    3.7 		    0.8

Other measures
Free cash flow(8)  ($ millions)					  960.6 		   (1.4)		  962.0
---------------------------------------------------------------------------------------------------------------------------------

  (1) Net debt is defined as Long-term debt plus current maturities of long-term debt and cheques outstanding less Cash and temporary investments and cross currency foreign exchange hedge asset (plus cross currency foreign exchange hedge liability) related to U.S. dollar notes. The cross currency foreign exchange hedge liability was $745.8 million as at December 31, 2003 ($126.8 million hedge asset as at December 31, 2002). Net debt as calculated herein, includes a notional amount related to accounts receivable securitization of approximately $88.1 million at December 31, 2003 ($120.4 million at December 31, 2002), which is required to be included in the numerator of the Leverage Ratio covenant calculation in TELUS' credit facilities. Net debt is unaffected by foreign exchange fluctuations because it includes (deducts) the net deferred hedging liability (asset).
   2) Total capitalization is defined as net debt plus Non-controlling interest and Shareholders' equity.
  (3) Net interest cost is defined as Net financing cost before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. Gains on redemption and repayment of debt were recorded in the third and fourth quarters of 2002. Excluding interest income, net interest costs for the years ended December 31, 2003 and 2002, respectively, were $671.3 million and $712.7 million.
  (4) Net debt to EBITDA is defined as net debt as at the end of the period divided by 12-month trailing EBITDA excluding Restructuring and workforce reduction costs. This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities.
  (5) Earnings coverage ratio is calculated on a 12-month trailing basis as Net income before interest expense on total debt and income tax expense divided by interest expense on total debt.
  (6) Excluding Restructuring and workforce reduction costs.
  (7) EBITDA interest coverage is defined as EBITDA excluding
      Restructuring and workforce reduction costs divided by Net interest cost. Excluding interest income, the ratios for the 12-month periods ended December 31, 2003 and 2002, respectively, were 4.2 and 3.5. This measure is substantially the same as the Coverage Ratio covenant in TELUS' credit facilities.
  (8) See Note 4 of the Selected Financial Information table.


The long-term debt balance, including current maturities, was $6,691 million as at December 31, 2003, a decrease of $1,697 million from December 31, 2002. This reduction in the debt balance included an $872.6 million decrease in the Canadian dollar value of U.S. dollar denominated Notes as a result of an approximate 21% appreciation of the Canadian dollar during 2003. TELUS' U.S. dollar debt is fully hedged, resulting in a corresponding increase of $872.6 million being recorded in the net Deferred hedging liability (the Deferred hedging asset of $126.8 million as at December 31, 2002 has become a Deferred hedging liability of $745.8 million as at December 31, 2003). The remaining reduction was from debt repayment and repurchases. TELUS expects to continue applying surplus cash flow to reduce accounts receivable securitization and other possible debt redemptions, with the objective of reducing the net debt to EBITDA ratio to 2.5 times or less by the end of 2004, and to 2.2 times or less in the longer term.

The proportion of debt with fixed interest rates increased as at December 31, 2003, when compared with one year earlier, as the amount of utilized bank facilities decreased to $7 million from $655 million one year earlier.

         [Net debt to total capitalization] Graph

The net debt to total capitalization ratio measured at December 31, 2003 decreased, when compared with one year earlier. The Company's Operational Efficiency Program, improved non-ILEC margins, reduced capital expenditures, improved Mobility cash generation and tax refunds resulted in significant increased free cash flow allowing for additional debt reduction in 2003. Free cash flow for 2003 exceeded cash payments for Restructuring and workforce reduction of $287.7 million. The increase in free cash flow in 2003, when compared with 2002, was due primarily to increased EBITDA (excluding restructuring), increased cash income tax recoveries, and lower capital expenditures.

         [Net debt to EBITA ratio*] Graph

The net debt to EBITDA ratio measured at December 31, 2003 improved significantly, when compared with one year earlier, as a result of debt reduction and an increase in 12-month trailing EBITDA. The earnings coverage ratio improved significantly because of the improvement in income before interest and taxes in 2003. The EBITDA interest coverage ratio also improved as a result of higher EBITDA (excluding restructuring) and lower net interest costs, including significant interest income.

         [EBITA* interest coverage(%)] Graph

Credit facilities

TELUS' credit facilities at December 31, 2003 consisted of a $1.5 billion (or U.S. dollar equivalent) revolving credit facility expiring on May 30, 2004 ($7 million drawn along with $98.2 million in outstanding undrawn letters of credit), an undrawn $600 million (or the U.S. dollar equivalent) 364-day revolving credit facility extendible at TELUS' option for any amount outstanding as at May 26, 2004 for one year on a non-revolving basis, and approximately $74 million in other bank facilities ($3.2 million drawn and approximately $24.0 million in committed and outstanding undrawn letters of credit). During the fourth quarter, TELUS repaid $63 million drawn against the $1.5 billion facility. TELUS expects to renew one or both of the revolving credit facilities in amounts lower than the current amounts, prior to the availability termination dates of such facilities.

At December 31, 2003, TELUS had unutilized available liquidity well in excess of $1 billion. TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt and Asset Securitization Amount to trailing 12-month EBITDA) to exceed 4.0 times (approximately 2.6 times as at December 31, 2003) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense and Asset Securitization Charges on a trailing 12-month basis) to be less than 2.5 times (approximately 4.3 times as at December 31, 2003) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of net debt to EBITDA and EBITDA interest coverage. The calculations are not expected to be materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes, and continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

Accounts receivable sale

TELUS Communications Inc., a wholly-owned subsidiary of TELUS, is able to sell an interest in certain of its receivables up to a maximum of $650 million and is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service (DBRS), or the purchaser may require the sale program to be wound down. The necessary credit rating was exceeded by two levels at BBB(high) as of February 11, 2004. The proceeds of securitized receivables were $300 million at December 31, 2003, as compared with $475 million one year earlier.

TELUS' credit facilities require that a portion of sold accounts receivable be added to debt for purposes of calculating the Leverage Ratio covenant under the credit agreement. This portion is calculated on a monthly basis and is a function of the ongoing collection performance of the receivables pool. At December 31, 2003, this amount, defined as the Asset Securitization Amount, was $88.1 million.

Credit ratings

On March 2, 2004, Moody's Investors Service upgraded TELUS' credit rating to Baa3 (investment grade) with a stable outlook. The following rating actions occurred during 2003:

   * On April 16, 2003, Moody's changed the outlook for TELUS Corporation's senior unsecured credit rating to 'stable' from 'negative'. On September 12, 2003, Moody's affirmed its Ba1 rating and changed its outlook for TELUS Corporation's senior unsecured credit to 'positive' from 'stable'. On December 18, 2003, Moody's placed the long-term credit rating of TELUS Corporation under review for possible upgrade;

   * On May 1, 2003, DBRS discontinued its rating on commercial paper programs of TELUS Corporation, TELUS Communications Inc. and TELUS Communications (Quebec) Inc. as TELUS had no issues outstanding. On June 17, 2003, DBRS revised the trend from 'negative' to 'stable' for its ratings on TELUS Corporation, TELUS Communications Inc. and TELUS Communications (Quebec) Inc. On December 22, 2003, DBRS increased the long-term and preferred ratings for TELUS Communications Inc. to BBB(high) and Pfd-3(high), respectively, with stable trends. DBRS also confirmed the long-term ratings for TELUS Corporation and TELUS Communications (Quebec) Inc. with stable trends;

   * On May 28, 2003, Fitch Ratings changed the outlook to 'stable' from 'negative' for its ratings on TELUS Corporation and TELUS Communications Inc.; and

   * On May 29, 2003, Standard & Poor's Rating Services (S&P) had affirmed its 'BBB' long-term corporate credit rating for TELUS Corporation, TELUS Communications Inc. and TELUS Communications (Quebec) Inc., each with a 'negative' outlook. S&P withdrew its short-term corporate credit rating on TELUS due to the discontinuance of commercial paper programs. S&P also raised the issue rating on TELUS Communications (Quebec) Inc.'s first mortgage bonds from BBB+ to A-. On August 8, 2003, S&P affirmed its 'BBB' long-term corporate credit rating for TELUS Corporation and revised its outlook to 'stable' from 'negative'. The revised outlook also applied to TELUS Communications Inc. and TELUS Communications (Quebec) Inc.; and

TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining investment grade credit ratings.

Credit rating summary
As of March 2, 2004				      DBRS(1)	       S&P(1)		     Moody's(1)	      Fitch(1)
---------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation
Senior bank debt					---		---			---		BBB
Notes							BBB		BBB			Baa3		BBB

TELUS Communications Inc.
Debentures						BBB(high)	BBB			---		BBB
Medium-term Notes					BBB(high)	BBB			---		BBB
Preferred shares					Pfd-3(high)	P-3(high)		---		---

TELUS Communications (Quebec) Inc.
First mortgage bonds					BBB		A-			---		---
Medium-term Notes					BBB		BBB			---		---
---------------------------------------------------------------------------------------------------------------------------------

  (1) Outlook or trend 'stable'.


Outstanding share data

The following is a summary of the outstanding shares and principal amounts for each class of equity at December 31, 2003, which can be found in Note 16 of the Consolidated financial statements.

Class of equity security							    Outstanding 	       Amount
										 shares (millions)	  ($ in millions)
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Preference and preferred shares
 - non-voting first preferred, various issues						    1.3 		   69.7
Common equity - Common Shares								  190.8 		2,349.1
Common equity - Non-Voting Shares							  161.0 		3,296.6
Channel stock incentive plan								    0.2 		    0.6
---------------------------------------------------------------------------------------------------------------------------------

On February 12, 2004, TELUS announced its intention to redeem all nine classes of TELUS Communications Inc.'s outstanding preference and preferred shares during the third quarter of 2004 for total consideration of approximately $72.8 million.

Off-balance sheet arrangements and contractual liabilities

Financial instruments (Note 3 of the Consolidated financial statements)

TELUS uses various financial instruments, the fair values of which are not reflected on the balance sheet, to reduce or eliminate exposure to interest rate and currency risks. These instruments are accounted for on the same basis as the underlying exposure being hedged.

The Company is exposed to interest rate risk arising from fluctuations in interest rates on its temporary investments, short-term obligations and long-term debt. On October 6, 2003, the Company terminated an interest rate swap that had the effect of fixing the interest rate on $70 million of floating rate debt that was repaid.

The Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. dollar denominated long-term debt. Currency hedging relationships have been established for the related semi-annual interest payments and principal payments at maturity. The Company's foreign exchange risk management also includes the use of foreign currency forward contracts to fix the exchange rates on short-term foreign currency transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts on an exception basis only. As at December 31, 2003, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rates on U.S.$43.0 million of fiscal 2004 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Mobility segment.

Subsequent to December 31, 2003, TELUS hedged its exposure to equity price movements with respect to certain restricted share units issued as part of share-based compensation arrangements using cash-settled equity forward transactions.

The Company is exposed to credit risk with respect to its short-term deposits, accounts receivable, interest rate swap agreements and foreign exchange hedges. Credit risk associated with short-term deposits is minimized substantially by ensuring that these financial assets are placed with governments, well-capitalized financial institutions and other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

The carrying value of cash and temporary investments, bank indebtedness, accounts receivable, accounts payable, restructuring and workforce reduction accounts payable, dividends payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments.

Commitments and contingent liabilities (Note 17 of the Consolidated financial statements)

The Company has a number of commitments and contingent liabilities. The Company has $141 million in outstanding commitments for its Operational Efficiency Program as at December 31, 2003. The Company occupies leased premises in various centres and has land, buildings and equipment under operating leases. The Company is currently engaged in labour contract negotiations through the federal arbitration process. In the normal course of the Company's operations, it enters into commercial agreements that require, as a part of normal terms, guarantees by the Company. As at December 31, 2003, the Company's known contractual obligations for 2004 were approximately $1,057 million, including $221 million for long-term debt maturities, $163 million for operating lease payments, and $650 million for purchase commitments. The maximum, undiscounted guarantee amounts for 2004, without regard for the likelihood of having to make such payment, is $12.3 million.

2004 outlook
------------

Canadian telecommunications operators continue to follow strategies focused on core operations and increasing cash flow. In 2003, the wireless market was generally characterized by increased pricing discipline leading to double-digit revenue growth and enhanced profitability. However, the slow economic rebound and continued telecom price competition and regulation in Canada meant that wireline revenue growth remained elusive.

The Canadian telecom industry generated revenues of approximately $31 billion in 2003, with Bell Canada and its affiliated regional telecommunications companies representing about 54% of the total revenue. TELUS generated approximately $7.1 billion in 2003, or about 22% of total revenues for the industry.

Overall revenue growth in the Canadian telecom market in 2003 was approximately 2.2%, less than the 2.9% growth experienced in 2002, with weakness evident especially in the wireline business and wholesale markets. Wireline local voice experienced flat revenue growth, while long distance continued to decline. Enhanced data, Internet and wireless growth continued in 2003, but at a slower rate than previously experienced. It is estimated that wireless revenue growth in Canada was approximately 14% in 2003. The highest industry growth areas were consistent with TELUS' strategic focus areas of wireless, data and IP.

In 2004, capital markets are expected to continue their careful scrutiny of company balance sheets, focusing on current and expected cash flows. The importance placed on more traditional financial metrics has resulted in companies emphasizing operating and capital cost containment, with capital markets rewarding those companies that are able to demonstrate strong positive cash flows, de-leveraging and profitability growth.

As telecom companies have retrenched and restructured, industry analysts have begun to turn their attention once again to new revenue generation and growth opportunities. With telecom valuations in wireless and wireline rebounding in 2003, financing will likely be more readily accessed in 2004, as compared to the last several years, for new entrants and restructured companies.

Wireline

In 2004, wireline operators are expected to continue to focus on capital and operating cost containment to support enhanced profitability. Concentrating on core capabilities continues to be paramount for telecommunications companies and the divestiture of non-core businesses and assets is likely to continue as an industry trend. From a market segment perspective, the business and wholesale telecommunications markets are expected to remain weak, with the residential market showing relative signs of strength. The long distance market continues to experience strong price competition from many competitors, resulting in projected long distance revenue declines this year. High-speed Internet and related broadband services to the home are the key stabilizing factors on the residential market. The continued migration of customers to broadband and wireless services, leading to the erosion of telephone lines, is expected to be mitigated at TELUS due to the strength of TELUS' high-speed Internet incumbent business and national wireless franchises. The continued wireline to wireless migration is expected to be a net benefit to the Company, as TELUS will retain a portion of the substitution in its incumbent territories, and gain from wireline to wireless substitution in the much larger non-incumbent market.

For 2004, traditional wireline services are expected to continue to exhibit slow or negative growth as a result of technological substitution, continuing competition and regulatory impacts. Growth is expected to come from new IP-based broadband services. Competition in the residential market is projected to continue with the penetration of new broadband services and applications, such as online games, online music, telephony and broadcast television services. One new entrant competitor has already launched voice over Internet protocol (VoIP) telephony service. Other new entrants, including cable-TV companies, have announced plans to launch IP services later in 2004 or 2005. Telecom companies are generally expected by industry analysts to respond with their own version of IP telephony services as well as broadband and television offerings.

In the business market, telecom companies are expected to remain focused on small and medium enterprises and key large business customers. Telecom providers are projected to migrate voice and data traffic to a single IP-based platform, achieving cost efficiencies while providing combined IP voice, data and video solutions.

In terms of wireline regulation, the CRTC continues to encourage competition in the industry. Following its 2002 announcement of the new four-year price cap regime, the CRTC has maintained close scrutiny of incumbent telephone companies to foster competition. Key CRTC decisions during 2003 include directing ILECs to provide their respective digital subscriber line Internet services to any residential competitive local exchange carrier (CLEC) primary exchange customer when requested (July
2003) and establishing conditions under which wireless carriers could offer services as wireless CLECs (August 2003). The CRTC is expected to continue to examine ways to provide lower cost access for CLECs to ILEC facilities, while maintaining the facilities-based regulatory framework.

Wireless

The wireless sector continues to exhibit strong growth. Wireless penetration in Canada grew to more than 42% of the population in 2003, though it still lags the penetration levels in other countries. The robustness of the overall wireless industry in 2003 resulted from a focus on churn management and subscriber retention, more rational pricing behaviour in the marketplace and improved capital intensity among providers due to completed network upgrades, network sharing agreements and a slower roll-out of third generation wireless services. 2003 represented the first year with an increase in ARPU in more than five years.

Wireless subscriber growth is expected to continue, with more than one million net additions forecast for 2004. In addition to subscriber growth, wireless industry revenues are expected to be supported by increased usage, and an expanding range of wireless data and IP products. Wireless competition in Canada remains intense as all operators have introduced new products and bundled offerings to differentiate their services in the marketplace, and one has launched a low priced, unlimited local minute plan in Vancouver, which it may roll out to other urban centres across Canada in 2004 or 2005.

Revenues from wireless data are expected to grow due to increased data traffic from text messaging services, wireless Internet access and picture messaging with new camera phones. Wireless networking "Hotspots" are expected to continue to appear in new locations, allowing customers to access their computer networks in public places.

TELUS' strategic focus on delivering national capabilities in data and IP, and its large exposure to the fast-growing Canadian wireless market, positions the Company well for growth in 2004 and beyond.

2004 financial and operating targets and issues
-----------------------------------------------

The 2004 objectives in the table below were publicly announced on December 18, 2003. The definition of free cash flow (2004 method) has changed since the December announcement to exclude dividend payments as, in the long run, the level of dividend payments is determined based on free cash flows prior to dividend payments. Investors are encouraged to review the Forward-looking statements and Risks and uncertainties sections for the various economic, competitive, regulatory and company factors that could cause actual future financial and operating results to differ from those currently expected.

					   2003 results			  Targets for 2004	 	      Change
---------------------------------------------------------------------------------------------------------------------------------
Consolidated
  Revenues				    $7.15 billion		  $7.45 to $7.55 billion	    $300 to $400 million

  EBITDA (1)				   $2.816 billion		  $2.95 to $3.05 billion	    $134 to $234 million

  Earnings per share - basic		       92 cents	 	          $1.05 to $1.25		      13 to 33 cents

  Capital expenditures			   $1.253 billion		  Approx. $1.225 billion	   Approx. $(28) million

  Free cash flow (2003 method)(2)	     $961 million		   $1.0 to $1.1 billion		     $39 to $139 million

  Free cash flow (2004 method) (3)	     $845 million		  $1.13 to $1.23 billion	    $285 to $385 million

  Net debt to EBITDA(4)			      2.6 times			    2.5 times or less		   Decrease of 0.1 or more

---------------------------------------------------------------------------------------------------------------------------------
Communications segment
  Revenue (external)			    $4.79 billion		   $4.8 to $4.85 billion	     $10 to $60 million

    Non-ILEC revenue			     $555 million		  Approx. $610 million		   Approx. $55 million

  EBITDA				   $2.000 billion		 $1.975 to $2.025 billion	   $(25) to $25 million

    Non-ILEC EBITDA			    $(29) million		  Approx. $5 million	 	   Approx. $34 million

  Capital expenditures			     $893 million		  Approx. $875 million	  	   Approx. $(18) million

  High-speed Internet net additions	      151,600			  Approx. 125,000		   Approx. (26,600)

---------------------------------------------------------------------------------------------------------------------------------
Mobility segment
  Revenue (external)			    $2.36 billion		  $2.65 to $2.7 billion		    $290 to $340 million

  EBITDA				     $815 million 	   $975 million to $1.025 billion	    $160 to $210 million

  Capital expenditures			     $360 million		 Approx. $350 million		   Approx. $(10) million

  Wireless subscriber net additions	      431,100			375,000 to 425,000	        (56,100) to (6,100)

---------------------------------------------------------------------------------------------------------------------------------

  (1) Earnings Before Interest, Taxes, Depreciation and Amortization as calculated below. The 2004 target also reflects adoption of CICA Handbook Section 3870 for share-based compensation and other share-based payments, which is expected to be approximately $45 million in 2004.


($ in millions)							2003			     2004 target range
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues						7,146			7,450	     to		7,550
Less Operations expense						4,302			4,470			4,470
Less Restructuring and workforce reduction costs		28			   30			   30
---------------------------------------------------------------------------------------------------------------------------------
EBITDA								2,816			2,950	     to		3,050
---------------------------------------------------------------------------------------------------------------------------------

  (2) Defined as EBITDA excluding Restructuring and workforce reduction costs less cash interest paid, cash taxes, capital expenditures, and cash dividends, plus cash interest received. The method for 2003 excludes Restructuring and workforce reduction costs and payments and includes dividend payments.
  (3) Defined as EBITDA, adding Restructuring and workforce reduction costs, cash interest received and excess of share compensation expense over share compensation payments, subtracting cash interest paid, cash taxes, capital expenditures, and cash restructuring payments. The definition of free cash flow was amended for 2004 to reflect a change in how the Company measures operating performance, as restructuring payments are anticipated to occur for the foreseeable future, and the level of dividend payments is set after consideration of cash flows before dividends are paid out.

($ in millions)							2003			     2004 target range
---------------------------------------------------------------------------------------------------------------------------------
EBITDA								2,816			2,950	     to		3,050
Restructuring and workforce reduction costs			   28			   30			   30
Excess of share compensation expense over payments		    -			   35			   35
Cash interest paid net of cash interest received		 (616)			 (650)			 (650)
Income taxes received (paid)					  166			  105			  105
Capital expenditures					       (1,253)		       (1,225)		       (1,225)
Investment tax credits received
 (included in both EBITDA and cash income taxes (recovery))	   (8)			    -			    -
Restructuring and workforce reduction payments			 (288)			 (115)			 (115)
---------------------------------------------------------------------------------------------------------------------------------
Free cash flow (2004 method)		                          845	                1,130	     to	        1,230

  (4) Net Debt to EBITDA, where EBITDA excludes Restructuring and workforce reduction costs. This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities.

For 2004, TELUS public targets reflect the strong cash flow generation from operations. Free cash flow (2004 method) is expected to increase by $285 to $385 million in 2004. TELUS expects to continue applying surplus cash flow to reduce its accounts receivable securitization program and to retire approximately $220 million of debt with the objective of reducing the net debt to EBITDA ratio to 2.5 times or less by the end of 2004, and to 2.2 times or less in the longer term. TELUS has also set a long-term leverage policy target range for net debt to total capital of 45 to 50%, compared with the year-end 2003 rate of 53%.

TELUS expects earnings per share to improve significantly primarily as a result of an expected $160 to $210 million increase in Mobility segment EBITDA.

TELUS Communications revenue growth in 2004 is expected to range between zero and 1.2%. TELUS Communications EBITDA is expected to be relatively unchanged as additional Operating Efficiency Program savings and improvement in non-ILEC operating efficiency are expected to be offset by the further negative price cap decision impacts and the inclusion of share-based compensation expense as adopted from recently confirmed recommendations in CICA Handbook Section 3870. Capital expenditure levels are expected to decrease modestly in 2004 with similar levels of investment for non-ILEC areas, high-speed Internet (ADSL) and other initiatives. TELUS Communications cash flow (EBITDA excluding restructuring less capital expenditures) is expected to be $1.13 to $1.18 billion in 2004, compared with $1.14 billion in 2003.

For TELUS Mobility, targeted 2004 revenue growth is 12 to 14% and targeted EBITDA growth is 20 to 26%. Both revenue and EBITDA are being driven by wireless subscriber growth expectations of 11 to 12% and continued margin expansion from improved scale efficiencies. TELUS Mobility 2004 capital expenditures are expected to be focused on capacity improvements as well as network and efficiency enhancements. TELUS Mobility cash flow (EBITDA excluding restructuring less capital expenditures) is expected to increase to $625 to $675 million in 2004, compared with $455.5 million in 2003.

Key assumptions and sensitivities for 2004 targets

The Company publicly set certain estimated financial and operational targets for 2004 on December 18, 2003. For projection purposes, the following assumptions were made: economic growth consistent with provincial and national estimates by the Conference Board of Canada that were available in November 2003; continued softness in wireline demand; no material change in pension expense; 3.5 to 4.0% wireless market penetration gain; and approximately 15% industry growth in high-speed Internet subscribers in TELUS incumbent territories in B.C., Alberta and Quebec. Commencing in 2004, TELUS is adopting recently confirmed recommendations in CICA Handbook Section 3870 for share-based compensation and other share-based payments, estimated to be a $45 million expense. No impact has been assumed for the possibility of a work stoppage resulting from the collective bargaining process in Alberta and B.C. Other assumptions include:

   * diminishing incremental negative regulatory impacts of approximately $24 million on revenue and $20 million on EBITDA;
   * the potential impacts from future regulatory decisions and appeals are not considered;
   * a four-player wireless market;
   * no change in foreign ownership rules;
   * minimal cash income taxes due to utilization of tax losses carried forward;
   * cash outflow in respect of workforce reductions is expected to be approximately $115 million;
   * no prospective significant acquisitions or divestitures are reflected;
   * no equity issues other than through employee share purchase plans, dividend reinvestment plans, exercised options and warrants, and no exercise of Verizon's anti-dilutive rights;
   * cash dividend payments of approximately $180 million;
   * participation rate in dividend re-investment plans of 20%;
   * debt retirements of approximately $220 million in 2004 will be funded from operating cash flows;
   * securitized accounts receivables will be further reduced; and
   * maintenance or improvement of credit ratings.

There is no assurance that these assumptions or the 2004 financial and operating targets and projections will turn out to be accurate.

2004 financing plan
-------------------

TELUS' financing plan for 2004 is to use free cash flow generated by its business operations to reduce or repurchase indebtedness and amounts outstanding under its accounts receivable securitization program and to redeem its publicly held preference and preferred shares. Dispositions of assets and sales of certain businesses currently carried on by TELUS may also provide a source of funds. TELUS also plans to renew its $2.1 billion in credit facilities expiring in May 2004 for a reduced amount. Equity or quasi-equity issuances, especially in connection with any acquisition activity, could form a part of the financing activities. TELUS expects to maintain its current position of fully hedging its foreign exchange exposure. At the end of 2003, approximately 100% of TELUS' total debt was borrowed on a fixed-rate basis. TELUS plans to decrease its proportion of fixed-rate debt with an increased amount of floating-rate obligations. Short-term obligations totalled $221 million at December 31, 2003 and the weighted average term to maturity of total debt was 6.2 years. TELUS believes that its internally generated cash flow, combined with its ability to access external capital, provides sufficient resources to finance its cash requirements during 2004 and to maintain appropriate available liquidity. The Company generally expects to maintain a minimum of $1 billion in unutilized liquidity.

5. Risks and uncertainties
==========================

The following sections summarize the major risks and uncertainties that could affect TELUS' future business results going forward.

Competition

Increased competition may adversely affect market shares, volumes and pricing in certain TELUS business segments

Competition is expected to remain intense. Competitors are focused on local access, data and IP services in the business market and high-speed Internet and wireless services across both the consumer and business markets, as these services offer the highest growth potential. Wireline long distance is experiencing negative revenue growth and voice local access is experiencing a slight decline in network access lines. However, competitors remain intent on winning market share in the business local and long distance voice market as a way to sell additional (increasingly bundled) data, Internet and wireless services.

    Wireline voice and data

TELUS expects local access competition activity in 2004 to continue to focus mainly on the business market, though one competitor in particular has also combined residential local, long distance and wireless services (through a marketing alliance) into one bundled monthly rate. TELUS' competitors offer varying arrays of long distance, local and advanced data/IP services and they are increasingly bundling long distance with price-discounted local access, wireless and advanced data, Web-based and e-commerce services. Certain TELUS competitors, having built extensive local fibre-optic facilities throughout Western Canada over the past several years, are increasingly focusing on marketing and revenue generation, particularly in the small and medium-sized business market due to the size of this market, its concentrated geographic urban clustering and consequent attractive margins. Some of these competitors have sound financial strength and other resources, while other re-capitalized competitors may gain improved financial strength and competitive viability as a result of their re-emergence into the industry.

Competition is likely to continue to remain strongest in the large business market. TELUS was formerly a member of Stentor, an alliance of the major regional Canadian telecommunications companies established to facilitate the provision of long distance and data services that cross provincial and national boundaries, and to facilitate planning and co-ordination of the provision of national services. In 1998, the former Stentor members agreed to unwind existing arrangements and replace them with a new set of commercial agreements. The former members, including TELUS, have largely developed their own systems and replacement products and services, and competition in the large business market has intensified accordingly among them.

During the past few years, TELUS has been active in building and acquiring local and cross-Canada fibre-optic facilities and Internet data centres (IDCs) in Central and Western Canada. TELUS is also continuing to build up a Central Canadian sales organization and an increasingly broader portfolio of business-oriented data and IP products and services. TELUS has been successful in increasing Central Canadian revenues to approximately $845 million in 2003 as compared with negligible revenues in 1999. This growth has been accomplished through a combination of acquisition and internal growth. However, there can be no assurance that TELUS will continue to be successful in its efforts to expand its market share and profitability in Central Canada, that it will achieve its 2004 non-incumbent targets for revenue and EBITDA, or that pricing will remain at reasonable levels as competition remains significant.

    Wireline Internet access

Despite an industry-leading dial-up subscriber base, TELUS was slower to deploy and market high-speed Internet services. Consequently, despite obtaining a majority of high-speed Internet subscriber net additions since the fall of 2001, the market share split between TELUS and its cable-TV competitors in each market is only 38 to 62%. In response to increased high-speed Internet coverage and effective marketing by TELUS, cable-TV companies have increased their marketing efforts. With a Western Canadian industry high-speed Internet penetration rate typically double that of the U.S., industry growth for Internet service may slow more quickly than anticipated, resulting in reduced net additions for all industry competitors and posing a constraint on TELUS' ability to increase its share of total high-speed subscribers in the market. TELUS Communications is targeting approximately 125,000 high-speed net additions in 2004 and there can be no assurance that it will achieve this objective.

TELUS could also experience high future rates of churn or subscriber deactivations if its current quality of service and competitive pricing are not maintained. Residential dial-up Internet access competition and growth have declined dramatically, in large part due to increased high-speed Internet availability and lower pricing. Losses to high-speed services of competitors are mitigated by TELUS' efforts to transfer these customers to its own high-speed Internet service. However, there can be no assurance that the rate of loss of dial-up subscribers or market share retained by TELUS will be as expected, as TELUS will continue to face significant competition from cable-TV high-speed Internet services.

    Voice over Internet protocol (VoIP)

Internet telephony, also referred to as VoIP, continues to be a developing service that could negatively impact TELUS' local and long distance business over the next few years. This technology has been in operation for several years with new entrants announcing their intention to launch services in Canada. Primus Canada launched such service in January 2004. In addition, next generation cable-TV modems are expected to allow cable-TV companies, from a technological standpoint, to begin offering VoIP over their cable networks. Cable-TV companies also need to make considerable investments in back-office functions and infrastructure in order to deliver voice service comparable to the quality offered by traditional wireline service providers.

It is expected that cable-TV companies in Canada may begin offering VoIP telephony late in 2004 and in 2005, however, there can be no assurance that their plans will not change. TELUS began developing its IP telephony initiative in the fall of 2001 and began the transition from circuit-based switching to IP in the summer of 2003. This presents an opportunity for new services, network simplification and cost reduction. However, there can be no assurance that the adoption of VoIP services in the market or provision of such services by TELUS would not cannibalize existing revenues. If significant VoIP competition develops, it could erode TELUS' existing market share of traditional local and long distance services and adversely affect future revenues and profitability.

    Wireless

Competition in the Canadian wireless market is expected to remain intense in 2004 in all regions of the country, including Western Canada. TELUS Mobility is targeting approximately 375,000 to 425,000 net subscriber additions in 2004, and there can be no assurance that it will achieve its objective given the level of competition and the possibility of declining growth rates in the Canadian wireless industry.

With up to four players, including TELUS Mobility, currently operating in each region in the Canadian wireless marketplace, competitive rivalry is intense. Aggressive advertising and innovative marketing approaches are expected to continue to be the norm. Certain competitors have offered unlimited local airtime packages in specific markets, subsidized low or zero-cost handsets, and/or lowered airtime prices, and may continue to do so. This could increase churn rates, cause marketing costs of subscriber acquisitions to remain high, and lower average revenue per subscriber. Microcell Telecommunications Inc., having restructured its balance sheet, may enhance its future competitiveness as a result of its ongoing re-financing efforts or alternatively be acquired by an existing competitor. Accordingly, other competitors may have increased scale resulting from consolidation or the financially weaker competitor may gain improved financial strength from re-capitalization.

Bell Mobility entered Western Canada in the fall of 2001, built its own network and operational capabilities, and launched its own 1X data network in urban centres in Alberta and B.C. in the fall of 2002. In addition, the roaming/resale agreements among TELUS Mobility, Bell Mobility and affiliates, and Aliant Telecom Wireless, first operationalized in mid-2002, allowed Bell Mobility to expand the availability and range of its wireless services to approximately 2.5 million incremental POPs throughout rural Alberta and B.C. This allowed Bell Mobility to expand into Western Canada earlier and more cost-effectively than if it had to wait to fully build out its own rural network coverage. The entry of Bell Mobility in these rural areas has increased the effective number of competitors to three in these regions. Roaming/resale agreements have similarly allowed TELUS Mobility, on a reciprocal basis, to expand its PCS network coverage and distribution in Central and Atlantic Canada by close to seven million people, generally served by two other competitors, bringing TELUS Mobility's national digital coverage and addressable market to
29.5 million. There can be no assurance that TELUS Mobility's marketing efforts will be as successful in the new markets as in existing coverage areas.

Wireless competition is also coming from new digital wireless technologies, which may be offered from both traditional and non-traditional sources, utilizing licensed and/or unlicensed spectrum, that deliver higher speed data and Internet services over current and next generation wireless devices. Such availability may lead to increased re-subsidization costs related to the migration of existing subscribers to advanced feature handsets based on newer technologies. There can be no assurance that new services offered by TELUS Mobility will be available on time, or that TELUS Mobility will be able to charge incrementally for the services. (See Technology.)

    Fixed wireless

In September 2003, Industry Canada stated its intention to auction wireless spectrum in the 2.3 GHz and 3.5 GHz bands in early 2004. The auction was held and concluded in February 2004. While TELUS participated and obtained the limited amount of spectrum that it sought in the auction, most of the spectrum was acquired by other parties. This spectrum is expected to be utilized primarily for services such as the provision of fixed wireless, which could be used as an alternative technology for delivering high-speed Internet and voice services. This could strengthen existing competitors or could result in new competitors formed by other successful bidders.


Economic fluctuations

    Economic fluctuations may adversely impact TELUS

After having demonstrated relatively strong economic growth compared to its trading partners over the last several years, Canada lagged behind the United States during 2003. The impacts of several unforeseen developments over the second and third quarter of 2003 such as SARS, mad cow disease and a major power outage, in addition to the lagged effect of earlier interest rate rises and Canadian dollar appreciation, caused economic growth to be weaker than expected. Although Canada is expected to benefit from any further economic growth in the United States, it may be limited by the substantial appreciation of the Canadian dollar and its potential impact on exports.

During a period of slow economic growth, including that caused by global turmoil, residential and business telecommunications customers may delay new service purchases, reduce volumes of use and/or discontinue use of services.

Economic fluctuations could adversely impact TELUS' profitability and free cash flow, realization of income tax losses carried forward, return on invested pension assets and associated pension expenses, bad debt expense and/or require the Company to record impairments of the carrying value of its assets, including, but not limited to, its intangible assets with indefinite lives (spectrum licences) and its goodwill. Impairments to the carrying value of assets would result in a charge to earnings and a reduction in shareholders' equity.

Financing and debt requirements

    TELUS' business plans and growth could be negatively affected if existing financing is not sufficient

TELUS may finance its future capital requirements with internally generated funds as well as, from time to time, borrowings under the unutilized portion of its bank facility or through the issuance of securities. In May 2003, the 364-day portion of the bank facility was renewed for $600 million (a reduction of $400 million from the original $1 billion) on substantially the same terms. Continued availability of the $600 million 364-day portion of the bank facility on a revolving basis is dependent on renewal of this portion of the facility on or prior to its maturity on May 26, 2004 on terms acceptable to TELUS. There can be no assurance that the 364-day portion of the bank facility will be renewed on terms acceptable to the Company. Failing such renewal, any amount drawn by TELUS on the 364-day portion of the facility that remains outstanding on May 26, 2004 will be available only for one year on a non-revolving basis. TELUS has not borrowed under and does not currently intend to borrow under the 364-day portion of the bank facility.

Disruptions in the capital markets, increased bank capitalization regulations, reduced lending to the telecom sector, or a reduced number of active Canadian chartered banks as a result of reduced activity or consolidation could reduce capital available for corporate credits such as TELUS. The $1.5 billion, three-year revolving term portion of the bank facility matures on May 30, 2004. There can be no assurance that the bank facility will be renewed on terms and in an amount acceptable to the Company. In the absence of such renewal, the Company's available liquidity may be negatively affected.

On July 26, 2002, TELUS Communications Inc. (TCI), a wholly-owned subsidiary of TELUS, entered into an agreement with an arm's-length securitization trust under which it is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As at December 31, 2003, TCI had received aggregate cash proceeds of $300 million. Under the program, TCI is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service. In the event this rating is not maintained, the Company may be required to wind down the program.

Consistent with its financial policy, TELUS intends to reduce its future debt leverage and is targeting a net debt to EBITDA ratio of less than or equal to
2.5 times by December 2004 and a long-term target of less than or equal to 2.2 times. TELUS' financial policy is to target a long-term optimal net debt to total capitalization policy of approximately 45 to 50% (53% as at December 31, 2003) and to achieve over time debt credit ratings in the range of BBB+ to A- (split ratings of BBB and Baa3 as at March 2, 2004). A change in credit rating could impact TELUS' cost of and access to capital. There can be no assurance that TELUS can maintain or improve current credit ratings.

While cash flow is expected to be sufficient to meet its current needs and reduce leverage, these intentions could constrain TELUS' ability to invest in its operations for future growth. There can be no assurance that TELUS will significantly reduce its debt leverage or achieve its target credit ratings on a timely basis, if at all.

Tax matters

    Income tax assets may not be realized as expected

The operations of TELUS are complex and related tax interpretations, regulations and legislation pertaining to TELUS' activities are continually subject to change. The Company has significant amounts of income taxes receivable, future income tax assets, including tax loss carry forwards, and future income tax liabilities. Potential changes to either or both the amounts and the timing of the realization of such amounts can affect the determination of net income or realization of cash in future periods.

Timing surrounding the monetization or realization of future income tax assets is uncertain, since the timing is dependent on future earnings of the Company and other events. The amounts of future income tax assets and future income tax liabilities are also uncertain since the amounts are based upon the substantially enacted future income tax rates in effect at the time, which can be changed by governments. The amount of future income tax assets is also based upon the Company's anticipated mix of revenues among the jurisdictions in which TELUS operates, which is also subject to future events.

The timing of the collection of income taxes receivable is substantially out of the control of the Company and is dependent on expected assessments, reassessments and other processes by the Canada Revenue Agency (CRA) and other provincial tax authorities. Therefore, there can be no assurance that income taxes will be sheltered as anticipated and/or the amount and timing of receipt or use of these assets will be as currently expected.


Dividends

    Current dividend level may change

While there is no current plan to change the dividend payout rate, TELUS reviews its dividend policy quarterly and there can be no assurance that a future change will not be implemented. On July 25, 2002, TELUS announced that it was committed to the maintenance of the existing dividend policy of 15 cents per share per quarter. TELUS expects to generate material free cash flow in 2004 which would be available to, amongst other things, reduce debt and amounts outstanding under the accounts receivable securitization program, redeem preference and preferred shares as well as to pay dividends to shareholders. TELUS' quarterly dividend policy will depend on an ongoing assessment of free cash flow generation and financial indicators including leverage, dividend yield and payout ratio.


Human resources

    The outcome of outstanding labour relations issues may result in unanticipated increased costs and / or reduced productivity

In 2000, TELUS commenced collective bargaining with the Telecommunication Workers Union (TWU), which represents approximately 11,300 employees, for a new collective agreement, in both the Communications and Mobility business segments, replacing legacy agreements from BC TELECOM and Alberta-based TELUS. Since the fourth quarter of 2002, the Company and the TWU were engaged in a multi-phased federal conciliation process that concluded on January 12, 2004 without an agreement being reached. On January 28, 2004 the Canadian Industrial Relations Board (CIRB) in response to an unfair labour practice complaint from the TWU, ordered the Company to offer binding arbitration to the TWU to settle the collective agreement. Two days later the TWU announced acceptance of the offer of binding arbitration. Subsequently on February 16, 2004, TELUS filed an application with the CIRB for reconsideration of its finding of an unfair labour practice and the order to offer binding arbitration. At the same time, TELUS also filed an appeal of the CIRB's decision with the Federal Court of Appeal.

TELUS continues to participate in discussion with the TWU related to binding arbitration with the assistance of federal mediators. This includes selecting the arbitrator(s), determining the process to be used, setting the terms of reference to be used in arbitration and timeline. While the arbitration process eliminates any measurable degree of risk of a legal labour disruption, there can be no assurance that compensation expenses will be as planned or that reduced productivity will not occur as a result of negotiations or the arbitration decision. If the application to the CIRB for reconsideration reverses the original order to offer binding arbitration, a potential outcome is the resumption of collective bargaining, which could give rise to the associated risk of reduced productivity and work disruptions in TELUS' operations.

In March 2001, the TWU made an application to the CIRB to extend its existing TELUS bargaining unit in Alberta and B.C to include TELE-MOBILE employees. In its application, the TWU is seeking to include non-unionized former Clearnet employees and unionized employees in the former QuebecTel Mobilite operations. The TWU also challenged TELUS' position that unionized wireless employees in Alberta and B.C. are, for the purposes of labour relations, employees of TELE-MOBILE. In TELUS' view, by operation of law, TELE-MOBILE employees form a separate bargaining unit and collective bargaining in respect of unionized TELE-MOBILE employees should be conducted between TELE-MOBILE and the TWU. Both these issues are the subject of proceedings currently before the CIRB, which are anticipated to result in decisions in 2004.

In addition to the TELE-MOBILE application, the TWU has made three further applications seeking to extend its existing TELUS bargaining unit beyond Alberta and B.C. to include employees working at TELUS National Systems Inc.
(TNS), other TELUS employees working east of Alberta (with the exception of unionized employees working at TELUS Quebec) and employees in Montreal employed by TELUS solutions de soutien (TSS). The TNS hearing concluded in October of 2003 and the decision has not yet been rendered. The "employees east of Alberta" application was filed in November 2002, while the TSS application was filed in December 2003. Neither of these two cases have proceeded to hearings. All of these applications seek to include currently non-unionized employees. In addition, the TNS and "employees east of Alberta" applications seek to impose the BC TEL-TWU collective agreement on the affected employees. There can be no assurance that compensation expenses will be as planned, or that reduced productivity will not occur as a result of or following any decisions made by the CIRB.

    Reliance on key personnel

The success of TELUS is largely dependent on the abilities and experience of its key employees. Competition for highly skilled and entrepreneurial management and other key employees is intense in the communications industry. The majority of existing share options are currently trading at less than their respective exercised prices, diminishing their effectiveness as a retention incentive. There can be no assurance that TELUS can retain its current key employees or attract and retain additional executive officers or key employees as needed. The loss of certain key employees, or a deterioration in employee morale resulting from organizational changes or ongoing cost reductions, could have an adverse impact upon TELUS' growth, business and profitability.

Technology

    Changing technology in data, IP and wireless may adversely affect revenues, costs and the value of assets

The rapid pace and expanding scope of technological advancements in the communications industry are expected to continue. Three of the universal characteristics of technological advancements are lower unit costs, lower operating costs and increasing flexibility. This creates opportunities for new and existing competitors to offer new services, price reductions and service differentiation to gain market share. TELUS' future success depends in part upon its ability to anticipate, invest in and implement new technologies with high levels of service and competitive prices, while defending customers from computer viruses and spam. TELUS may be required to make more capital expenditures than are currently expected if a technology's performance falls short of expectations. TELUS' earnings may also be affected if technological advances shorten the useful life of certain existing assets.

In 2002 and 2003, TELUS continued its transition from core circuit-based switching infrastructure to leading-edge IP technology through the operationalization of its next generation network (NGN). This conversion allows TELUS to: (a) offer integrated services across voice, data and video applications to customers; (b) improve capital and operating efficiencies; and
(c) deliver improved operating effectiveness in launching and supporting new application services. Although select customers have already begun adopting the first applications, including managed and integrated voice, data and video solutions with secure IP virtual private network (VPN) connectivity for large corporate customers and TELUS IP-One for small and medium-sized businesses, there can be no assurance that sufficient applications will be available or accepted as planned, that competitors will not begin to launch similar services, or that the efficiencies will materialize as expected.

    Reliance on systems and information technology (IT) may cause operational problems and financial exposures

TELUS, as a complex telecommunications company, is reliant on many legacy and new IT systems and applications such as billing systems, customer relationship management software, order entry and service systems, network systems, commissioning system,and the associated complex computer equipment and software. For example, customer service levels were negatively impacted during 2003 partly due to implementation difficulties with a new trouble management system. Additionally, depreciation and amortization expenses were negatively impacted by a write-off for a failed implementation of new customer relationship management software. Hence, customer service, revenue generation and the value of IT assets could be negatively affected if the cost of IT solutions is uneconomic, legacy systems fail, projects to integrate systems and applications or introducing new systems and software are not effective, and/or third party suppliers fail to or do not meet their performance or delivery obligations.

    The digital protocols and technologies utilized by TELUS Mobility may become technologically inferior

The wireless industry continues to expand the deployment of second (2.5G) and third generation (3G) technologies to deliver increased data speeds required for many new wireless IP and data services. TELUS Mobility's Mike service uses the iDEN technology protocol and has had operational 2.5G packet data capability and service offerings for over three years. TELUS Mobility implemented 1X protocol 3G services on its digital CDMA PCS and cellular networks during 2002. While the Company believes that TELUS Mobility's CDMA protocol has a reasonable and cost-effective migration path to future evolutions of higher speed 3G, there can be no assurance that it will be successful and timely. Work is ongoing to determine an optimal migration path for iDEN to 3G, but there can be no assurance that the selected path will be successful or that operating expenses and capital expenditures will be economical.

Furthermore, there can be no assurance that the digital wireless technologies utilized by TELUS Mobility today will continue to enjoy favourable market pricing. The pricing for handsets and network infrastructure is subject to change due to world market buying patterns and foreign exchange rates and as a result, there may be an adverse impact on TELUS' future expenditures.

TELUS' Mike digital wireless iDEN network is in part differentiated by its wide-area, high-capacity digital push-to-talk (PTT) 2-way radio dispatch services, which are marketed as Mike's Direct Connect, as well as its installed base of customer work groups. One of TELUS' major wireless competitors announced plans to develop and launch PTT services over CDMA in 2004, and PTT capabilities continue to advance for other carriers using different technologies. In the future, there can be no assurance that TELUS' current market advantage of extensive product sales and marketing experience, and large installed base of Mike iDEN users and work groups, will be maintained. TELUS also operates a CDMA network and may operationalize CDMA PTT services during 2004, which may be competitive with the iDEN technology utilized by its Mike network. There can be no assurance that successful deployment and marketing of competitive CDMA or other PTT technologies will not reduce or eliminate the competitive differentiation of TELUS' Mike network.

Wireless technologies and protocols continue to be developed and extended for a variety of applications and circumstances, such as the Institute of Electrical and Electronics Engineers (IEEE) suite of 802 series of standards. A number of wireless technologies are capable of exploiting both licensed and unlicensed spectrum. While TELUS constantly reviews and examines such developments, and may from time to time choose to utilize a number of these technologies, there can be no assurance that these developments may not adversely impact TELUS in the future.

Regulatory

    Regulatory developments could have an adverse impact on TELUS' operating procedures, costs and revenues

TELUS' telecommunications and broadcasting services are regulated under federal legislation by the CRTC, Industry Canada and Canadian Heritage. The CRTC has taken steps to forbear from regulating prices for services offered in competitive markets, such as long distance and some data services, and does not regulate the pricing of wireless services. Major areas of regulatory review currently include a reassessment of some of the ILEC services to be made available to competitors at cost-based rates, the terms of interconnection between local exchange carriers and competitive pricing safeguards for ILEC services, such as price floors and bundling rules.

The outcome of the regulatory reviews, proceedings and court or Federal Cabinet appeals discussed below and other regulatory developments could have a material impact on TELUS' operating procedures, costs and revenues.

    Price cap regulation

The rules for price cap regulation and local competition were announced in major regulatory decisions issued in 1997. The CRTC adopted a facilities-based competition model that encouraged competitors to invest in facilities and did not provide discounts for use of incumbent facilities. In March 2001, the CRTC began its scheduled public review of the regulatory regime for 2002 and beyond. TELUS and other incumbent telecommunications companies sought to modify the price cap regime to achieve greater pricing flexibility for regulated services. Certain CLECs requested changes to the regulatory framework that would require the ILECs to provide their facilities to the CLECs at large discounts. Some parties also requested that the CRTC impose penalties on the incumbent companies for failure to meet CRTC-established quality of service indicators. On May 30, 2002, the CRTC announced its decision on the regulatory framework for the second price cap period for the ILECs, which established the framework for regulation of ILECs, including TELUS. This decision covers a four-year period beginning June 2002. On July 31, 2002, the CRTC released its price cap decision for TELUS Communications (Quebec) Inc., which established a four-year price cap period beginning August 2002 and moved TELUS Communications (Quebec) Inc. from rate of return regulation to price cap regulation. The impact of these decisions was a decrease in consolidated EBITDA for TELUS of $78.5 million for the 12-month period ended December 31, 2003 when compared with one year earlier.

The CRTC 2002 price cap decisions reaffirmed the CRTC's preferred facilities-based competition framework, which TELUS supports. The decisions did not introduce the large discounts of up to 70% for use of ILEC facilities sought by competitors, and allowed TELUS the opportunity to benefit from annual inflation-adjusted productivity improvements greater than 3.5% on most tariffed services. However, the decisions extended the regulation of local prices and service levels, reduced the ability of the ILECs to raise prices, introduced more complexity and caused a negative impact on TELUS earnings. The 2002 price cap decisions also initiated a number of implementation proceedings, some of which are still underway.

As a result of the price cap decisions, TELUS anticipates an approximate $20 million incremental negative impact on EBITDA for 2004. TELUS can give no assurance that earnings will not be further adversely affected as regulatory rules continue to be reviewed, adjusted or changed. The price cap decision also established a rate adjustment plan for ILECs that do not meet the quality of service standards approved by the CRTC. TELUS will pay approximately $6.5 million in rate adjustments for the initial reporting period ending May 2003, and would anticipate a similar level of rate adjustments in 2004 if quality of service results for the last seven months of 2003 were to continue until the end of the second reporting period in May 2004. However, quality of service has improved significantly as new systems and processes have been introduced and TELUS may not be required to pay further rate adjustments in 2004. Nevertheless, TELUS has no assurance that these rate adjustments will not significantly affect earnings in the future.

On September 25, 2003, the CRTC approved TELUS' $21.4 million total service improvement program for extending and upgrading service where required in Alberta and B.C., to be completed over four years ending in 2006. The cost of the service improvement program will be recovered from TELUS' deferral account established in the 2002 price cap decisions. The CRTC has not yet determined the process for drawing funds from the deferral account or how the remaining balance of the deferral account liability will be utilized.

In the 2002 price cap decisions, the CRTC established new lower prices for some digital services provided by the ILECs and made those new lower prices available only to competitors. The CRTC then initiated a proceeding to consider whether the ILECs should be required to provide more digital services to competitors at prices below normal tariffed rates. The proceeding to consider Competitor Digital Network Access (CDNA) service, which was initiated in the 2002 price cap decisions, was completed in December 2003 and a decision is expected in 2004. The results of this proceeding will finalize the scope of the CDNA service and the terms and conditions under which it will be made available. CDNA service was initially made available to competitors at lower than tariffed rates on an interim basis. Only the access and link components of the retail Digital Network Access (DNA) service were made available. The CRTC's decision in the CDNA proceeding will determine whether further components of the retail DNA service and certain digital inter-exchange transport facilities will be added to the CDNA service. If the scope of the CDNA service is expanded to include additional components, the CRTC will also determine the effective date for any rate changes, including the possibility of retroactive rate reductions. The CRTC has already established that the initial revenue loss resulting from the introduction of CDNA service will be recovered against the revenue realized as a result of the reversal of exogenous adjustments at the end of the first price cap period in May 2002. If the scope of the CDNA service is expanded, the CRTC will also determine if the additional revenue loss may be recovered in a similar manner to the initial revenue loss or by some other means. There can be no assurance that the implementation of CDNA will not result in further revenue losses for TELUS. The CRTC is not expected to render its decision in this proceeding before the second quarter of 2004.

    Pricing safeguard review

The CRTC has initiated a proceeding to review pricing safeguards and is proposing modifications to the service bundle pricing rules as well as the introduction of a new pricing safeguard for volume and term contracts for retail tariffed services. The CRTC is also proposing to modify the imputation test that is used when ILECs propose rate decreases. If the CRTC implements the changes it has proposed to the pricing safeguards, the ILECs will have less pricing flexibility and TELUS' ability to respond to competitive pressures will be constrained. TELUS' business operations could be negatively affected by the CRTC's decision in this proceeding. The CRTC is not expected to render its decision in this proceeding before late 2004.

     Terms of access

In 1999, the CRTC had ordered power companies to grant access to their power poles to cable companies at fixed rates significantly lower than the expectations of the power companies. The Federal Court of Appeal determined the CRTC did not have jurisdiction over power poles of provincially regulated power companies, and on May 16, 2003, the Supreme Court of Canada upheld that decision. TELUS may be negatively affected by this decision to the extent that it relies on power poles to deliver services to its customers, rates may escalate over time, and it has facilities placed on approximately 200,000 poles owned by power companies. As part of the follow-up process to Decision 2003-11, a proposal was made to reassign the ILECs' support structure services so as to make them available at cost-based rates (cost plus an approved mark-up). The CRTC has yet to make a determination on this proposal which may result in a reduction of the revenues that TELUS receives for the use of its support structure facilities.

On July 21, 2003, the CRTC directed the incumbent telephone companies to provide their retail high-speed Internet services to residential customers receiving primary local telephone service from competitors upon request. Currently, the provision of high-speed Internet service is directly linked to the local telephone line. TELUS has determined that a plan to reconfigure numerous automated systems and processes to implement this decision could cost up to an estimated $10 million in capital and operating costs. There can be no assurance that the success of implementation and estimated costs will be as planned. A similar request has been made to the CRTC for high-speed Internet services for business customers.

On June 30, 2003, the CRTC ruled on a proceeding to establish terms of access to tenants in multi-dwelling units (MDUs), such as office complexes and apartment buildings. Building owners were demanding substantial fees for such access. In its decision, the CRTC announced principles that allow for access by all local telephone companies to equipment and wiring in MDUs. The decision reduced considerably the uncertainty TELUS faced in gaining access to such buildings. From a financial perspective, the decision reduced TELUS' exposure to potential significantly increased costs of building access. However, on November 8, 2003, an association representing building owners was granted leave to appeal this decision by the Federal Court of Appeal. It is possible that future costs to TELUS may materialize as a result of court challenges.

    Interconnection

The CRTC concluded a proceeding in early 2003 that reviewed the interconnection regime between local exchange carriers (LECs) and a decision is expected in this proceeding in 2004. The interconnection proceeding reviewed the current rules concerning the point of interconnection for LECs, the current trunking rules for LECs and compensation arrangements for the exchange of traffic between LECs. It is likely that the CRTC will allow expanded interconnection arrangements between LECs in addition to the current interconnection arrangements. There can be no assurance that the interconnection decision will not reduce TELUS' revenues for interconnection services, increase TELUS' operating costs for interconnection with CLECs in its ILEC territory, or require additional capital expenditures for the expansion of interconnection facilities.

    TELUS' broadcasting distribution undertakings

On August 20, 2003, the CRTC approved applications by TELUS Communications Inc.
(TCI) to operate terrestrial broadcasting distribution undertakings to serve various communities in Alberta and British Columbia. On September 9, 2003, the CRTC approved TELUS' application for a video-on-demand undertaking licence with the same terms and conditions as previously licensed video-on-demand undertakings in Canada. The licence is national in scope and extends for a seven-year term. TCI continues to test and assess this opportunity. There can be no assurance that implementation costs or projected revenues and expenses will be as planned or that a launch will in fact occur.

    Voice over Internet protocol

On February 12, 2004, the Federal Communications Commission (FCC) in the U.S. announced that it was initiating a major proceeding to seek public comment on the premise that Internet services (including voice services) should continue to be subject to minimal regulation. The proceeding will also assess whether mechanisms to provide public safety, emergency 911, law enforcement access, consumer protections and access for people with disabilities will need to change as communications migrate to Internet-based services. The FCC stated its desire to provide a measure of regulatory stability to the communications market and to support the continuing development of Internet-based services. The CRTC currently has before it an application requesting that a similar proceeding be initiated in Canada. If a CRTC proceeding is conducted, there can be no assurance that TELUS will not be materially adversely affected by a decision arising from it.

    Radiocommunication licences regulated by Industry Canada

All wireless communications depend on the use of radio transmissions and therefore require access to radio spectrum. Under the Radiocommunication Act, Industry Canada regulates, manages and controls the allocation of spectrum in Canada and licenses frequency bands and/or radio channels within various frequency bands to service providers and private users. Voice and data wireless communications via cellular, SMR, ESMR and PCS systems, among others, require such licences. TELUS Mobility's PCS and cellular licences include various terms and conditions, such as: meeting certain performance levels, meeting Canadian ownership requirements, obligations regarding coverage and build-out, spending at least 2% of certain PCS and cellular revenues on research and development, annual reporting, and resale to competitors. While TELUS believes that it is substantially in compliance with its licence conditions, there can be no assurance that it will be found to comply with all licence conditions, or if found not to be compliant that a waiver will be granted, or that the costs to be incurred to achieve compliance will not be significant. Initial licence fees and annual renewal fees are payable for licences which have not been obtained via spectrum auction. There can be no assurance that Industry Canada will not seek to increase these fees in the future.

    Foreign ownership restrictions

TELUS and its subsidiaries are subject to the foreign ownership restrictions imposed by the Telecommunications Act and the Radiocommunication Act. Although TELUS believes that TELUS Corporation and its subsidiaries are in compliance with the relevant legislation, there can be no assurance that a future CRTC or Industry Canada determination, or events beyond TELUS' control, will not result in TELUS ceasing to comply with the relevant legislation. If such a development were to occur, the ability of TELUS' subsidiaries to operate as Canadian carriers under the Telecommunications Act or to maintain, renew or secure licences under the Radiocommunication Act could be jeopardized and TELUS' business could be materially adversely affected.

Process risks

    TELUS systems and processes could negatively impact financial results and customer service

    Billing/revenue assurance

TELUS has merged with and acquired several companies, which have a variety of billing systems. The number of different billing systems at TELUS presents the risk that the systems are not sufficiently integrated, causing unrecognized revenue leakage, billing errors in customer accounts, and the sharing of incorrect and inaccurate information. Although TELUS has a finance department that focuses on revenue assurance and increasing the accuracy and completeness of billing, the risk associated with the volume and variety of billing system transactions could result in adverse effects on TELUS' earnings.

Also, as a result of the various staff reductions, system changes and training requirements arising from TELUS' Operational Efficiency Program, there is a potential impact on the operations of TELUS' internal processes involved with billing that could negatively affect TELUS' earnings.

    Efficiency

To remain cost competitive and maintain profitability when prices are lowered by regulatory and/or competitor actions, it is important for TELUS to continue reducing costs. Beginning in 2001, TELUS' multi-phase Operational Efficiency Program aimed at improving operating and capital productivity and competitiveness. This multi-faceted program focused on reducing staff, optimizing the use of resources, and maintaining and ultimately improving customer service. This has been accomplished by consolidating functions, closing and consolidating facilities, and streamlining processes. At the end of 2003, TELUS exceeded its two-year 6,500 net staff reduction by 200, however, there can be no assurance that the financial goals and maintenance and improvement of customer service levels will be achieved going forward. If TELUS is unable to control costs, the Company may not achieve cost competitiveness and the profitability required to be attractive to investors.

Further, with the local price cap formula regime, certain local prices decrease by a 3.5% productivity factor less inflation until 2006. It is expected that ongoing efficiency programs are necessary in order to avoid an adverse impact on earnings.

    Cost and availability of services

The availability of various data, video and voice services in CLEC (competitive local exchange carrier) regions where TELUS' wireline network is only partly available represents a significant challenge in terms of delivery deadlines, quality and costs of services. The lease of facilities from other telecommunications companies and rebilling for the use of their networks may prove to be costly and unprofitable. To offset these costs and to enhance profitability, the Company must implement an efficient capital investment plan that enables the migration of these services on to its own network. Although efforts continue in this regard, the Company cannot provide assurance as to results.

Health and safety

    Concerns about health and safety, particularly in the wireless business, may affect future prospects

        Radio frequency emission concerns

Some studies have asserted that radio frequency emissions from wireless handsets may be linked to certain adverse health effects. However, there is substantial evidence, as determined and published in numerous scientific studies worldwide, supporting the conclusion that there is no demonstrated public health risk associated with the use of wireless phones. TELUS believes that the handsets sold by TELUS Mobility comply with all applicable Canadian and U.S. government safety standards.

There can be no assurance that future health studies, government regulations or public concerns about the health effects of radio frequency emissions would not have an adverse effect on the business and prospects for TELUS' wireless business. For example, public concerns could reduce customer growth and usage or increase costs from modifying handsets and product liability lawsuits.

        Responsible driving

The Insurance Corporation of B.C. and the University of Montreal have released studies showing an increase in distraction levels for drivers using wireless phones while driving. In December 2002, Newfoundland & Labrador banned drivers' use of handheld wireless phones (as with other bans on handheld phones, the province allows the use of hands-free wireless kits).

There are similar examples in the United States. In January 2004, New Jersey followed a precedent set by New York by passing legislation that bans handheld wireless phone use by drivers. In Washington, D.C., the Responsible Use of Cell Phones Act was introduced to City Council in 2003. The act, currently being reviewed by Washington's mayor before a review by Congress, would ban the use of handheld wireless phones while driving.

TELUS promotes responsible driving and recommends that driving safely should be every wireless customer's first responsibility. TELUS believes that current laws adequately address all forms of careless and negligent driving, and laws that are specific to mobile phones are unnecessary and counterproductive.

There can be no assurance that additional laws against using wireless phones while driving will not be passed and that if passed, such laws will not have a negative effect on subscriber growth rates, usage levels and wireless revenues.

Strategic partners

     TELUS' interests may conflict with those of its strategic partners

While strategic alliance partners such as Verizon are expected to assist TELUS in executing its growth strategy in Canada, their interests may not always align with those of TELUS. This could potentially affect the speed and outcome of strategic and operating decisions.

    Sales of substantial amounts of TELUS shares by its strategic partners may cause TELUS' share price to decline

Some of TELUS' strategic partners may decide to sell all or part of their share positions. For example, Motorola is permitted to sell its 9.7 million Non-Voting Shares, a 2.8% economic interest. Verizon could sell a portion of its 73.5 million Common Shares and Non-Voting Shares, a 20.9% economic interest, although it is not permitted until February 2009 to reduce its shareholding to less than 19.9% of all outstanding Common Shares and Non-Voting Shares without the prior approval of a majority of the independent directors on the TELUS Board. Sales of substantial amounts of TELUS shares, or the perception that these sales may occur, could adversely affect the market price of TELUS shares.

     Legal and ethical compliance

TELUS relies on its employees, officers, Board of Directors, key suppliers and partners to demonstrate reasonable legal and ethical standards. TELUS has instituted for its employees, officers and Directors an ethics policy and a toll-free EthicsLine for anonymous reporting by anyone of issues or complaints. However, there can be no assurance that these standards will be adhered to by all parties and that results will not be negatively affected.

Litigation

     Claims and lawsuits

Given the size of TELUS, claims and lawsuits seeking damages and other relief are regularly threatened or pending against the Company and its subsidiaries. TELUS cannot predict with any certainty the outcome of such claims and lawsuits and as such, there can be no assurance that results will not be negatively impacted.

     Privacy compliance

TELUS has been subject to federal privacy legislation, the Personal Information Protection and Electronic Documents Act (PIPEDA), since January 1, 2001. TELUS has an industry-leading privacy compliance program that is overseen by a designated privacy officer. Notwithstanding this, situations might occur where personal information of a TELUS customer or employee is inadvertently collected, used or disclosed in a manner which is not fully compliant with PIPEDA, thereby exposing TELUS to the possibility of sanctions under that Act. Although management cannot predict outcomes with certainty, management believes it is unlikely that any such sanctions would be material.


==============================================================================





                             TELUS CORPORATION

                       CONSOLIDATED FINANCIAL STATEMENTS

                            DECEMBER 31, 2003





==============================================================================

Management's Report

Management is responsible to the Board of Directors for the preparation of the consolidated financial statements of the Company and its subsidiaries. These financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and necessarily include some amounts based on estimates and judgements. Financial information presented elsewhere in this annual report is consistent with that in the consolidated financial statements.

The Company maintains a system of internal controls that provides management with reasonable assurance that assets are safeguarded and that reliable financial records are maintained. This system includes written policies and procedures, an organizational structure that segregates duties and a comprehensive program of periodic audits by the internal auditors. The Company has also instituted policies and guidelines that require TELUS team members (including Board members and Company employees) to maintain the highest ethical standards, and has established mechanisms for the reporting to the audit committee of perceived accounting and ethics policy complaints. Annually the Company performs an extensive risk assessment process, which includes interviews with senior management, a web-enabled risk and control assessment survey distributed to a large sample of employees and input from the Company's strategic planning activities. Results of this process influence the development of the internal audit program. Key enterprise-wide risks are assigned to executive owners for the development and implementation of appropriate risk mitigation plans. During 2002, the Company implemented a Sarbanes-Oxley certification enablement process, which, among other things, cascades informative certifications from the key stakeholders within the financial reporting process, which are reviewed by the Chief Executive Officer and the Chief Financial Officer as part of their due diligence process.

The Company has adopted a formal Policy on Corporate Disclosure and Confidentiality of Information, which sets out policies and practices including forming a Disclosure Committee.

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures related to the preparation of the management's discussion and analysis and the consolidated financial statements as well as other information contained in this report. They have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the management's discussion and analysis and the consolidated financial statements contained in this report were being prepared.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to when they were evaluated, nor were there any significant deficiencies or material weaknesses in these controls requiring corrective actions.

TELUS' Chief Executive Officer and Chief Financial Officer expect to certify TELUS' annual filing with the United States' Securities and Exchange Commission on Form 40-F as required by the United States Sarbanes-Oxley Act.

The Board of Directors has reviewed and approved these consolidated financial statements. To assist the Board in meeting its oversight responsibilities, it has appointed an audit committee, which is comprised entirely of independent directors. All the members of the committee are financially literate and the Chair of the committee is an audit committee financial expert as defined in accordance with applicable securities laws. The committee oversees the Company's accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and timeliness of filings with regulatory authorities, the independence and performance of the Company's external and internal auditors, the management of the Company's risks, its credit worthiness, treasury plans and financial policy and its whistleblower and accounting and ethics complaint procedures. The committee meets no less than quarterly and, as a standard feature of regularly scheduled meetings, holds an in-camera session with the external auditors and separately with the internal auditors without other management,including management directors present. It oversees the work of the external auditors and approves the annual audit plan. It also receives reports on the external auditor's internal quality control procedures and independence. Furthermore, the audit committee reviews: the Company's major accounting policies including alternatives and potential key management estimates and judgements; the Company's financial policies and compliance with such policies; the evaluation by either the internal or external auditors of management's internal control systems; the evaluation by management of the adequacy and effectiveness in the design and operation of the Company's disclosure controls and internal controls for financial reporting. The audit committee also considers reports on the Company's business continuity and disaster recovery plan; reports on financial risk management including derivative exposure and policies; tax planning, environmental risk management and management's approach for safeguarding corporate assets and regularly reviews key capital expenditures. The committee pre-approves all audit, audit-related and non-audit services provided to the Company by the external auditors (and its affiliates). The committee's terms of reference are available, on request, to shareholders and are available on the Company's website.

"Robert G. McFarlane"

Robert G. McFarlane
Executive Vice-President
and Chief Financial Officer


Auditors' Report

To the Shareholders of TELUS Corporation

We have audited the consolidated balance sheets of TELUS Corporation as at December 31, 2003 and 2002 and the consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, except for the changes in accounting policies described in Note 2, these principles have been applied on a consistent basis.

"Deloitte & Touche LLP"

Deloitte & Touche LLP
Chartered Accountants
Vancouver, B.C.
February 2, 2004, except as to Note 16(c), which is as of February 12, 2004



Consolidated Statements of Income

Years ended December 31 (millions)								2003		2002
---------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES								              $	7,146.0       $	7,006.7
---------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
  Operations						                                	4,301.9 	4,488.1
  Restructuring and workforce reduction costs (Note 4)					  	   28.3 	  569.9
  Depreciation 						                                	1,272.9 	1,213.7
  Amortization of intangible assets						          	  379.9 	  356.6
---------------------------------------------------------------------------------------------------------------------------------
 						                                                5,983.0 	6,628.3
---------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME						                                1,163.0 	  378.4
  Other expense, net 						                                   23.3 	   42.7
  Financing costs (Note 5) 						                          628.0 	  604.1
---------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST			                  511.7 	 (268.4)
  Income taxes (recovery) (Note 6)						                  176.9 	  (42.5)
  Non-controlling interest						                            3.3 	    3.1
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)						                                  331.5 	 (229.0)
  Preference and preferred share dividends						            3.5 	    3.5
  Interest on convertible debentures, net of income taxes					    7.1 	    6.8
---------------------------------------------------------------------------------------------------------------------------------
COMMON SHARE AND NON-VOTING SHARE INCOME (LOSS)		                                      $   320.9       $	 (239.3)
=================================================================================================================================
INCOME (LOSS) PER COMMON SHARE AND NON-VOTING SHARE ($) (Note 7)
   - Basic 						                                            0.92 	   (0.75)
   - Diluted						                                            0.91 	   (0.75)
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE ($)			                    0.60 	    0.60
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING (millions)
    - Basic						                                          349.3 	  317.9
    - Diluted						                                          351.8 	  317.9
---------------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Retained Earnings

Years ended December 31 (millions)								2003		2002
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF YEAR	                                                              $	  630.4       $	1,654.8
Transitional impairment of intangible assets with indefinite lives (Note 2(g))		             - 		 (595.2)
---------------------------------------------------------------------------------------------------------------------------------
Adjusted opening balance		                                                          630.4 	1,059.6
Net income (loss)		                                                                  331.5 	 (229.0)
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                  961.9 	  830.6
Less: 	Common Share and Non-Voting Share dividends paid, or payable, in cash 		          165.8 	  150.9
	Common Share and Non-Voting Share dividends reinvested, or to be reinvested,
         in shares issued from Treasury                                                            43.8 	   39.0
	Preference and preferred share dividends		                                    3.5 	    3.5
	Interest on convertible debentures, net of income taxes		                            7.1 	    6.8
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF YEAR (Note 16)	                                                      $	  741.7       $	  630.4
=================================================================================================================================
The accompanying notes are an integral part of these consolidated financial statements

Consolidated Balance Sheets

As at December 31 (millions)									2003		2002
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
  Cash and temporary investments, net	                                                      $     6.2       $      -
  Accounts receivable (Notes 9, 18(b))		                                                  723.8 	  640.4
  Income and other taxes receivable 		                                                  187.4 	  134.0
  Inventories		                                                                          123.5 	   96.5
  Prepaid expenses and other (Note 18(b))		                                          172.4 	  163.5
  Current portion of future income taxes (Note 6)		                                  304.0 	  138.8
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                1,517.3 	1,173.2
---------------------------------------------------------------------------------------------------------------------------------
Capital Assets, Net (Note 10)
  Property, plant, equipment and other		                                                7,764.3 	8,025.9
  Intangible assets subject to amortization		                                          844.7 	  998.5
  Intangible assets with indefinite lives		                                        2,954.6 	2,950.1
---------------------------------------------------------------------------------------------------------------------------------
		                                                                               11,563.6        11,974.5
---------------------------------------------------------------------------------------------------------------------------------
Other Assets
  Deferred charges (Note 11)		                                                         610.7 	          729.1
  Future income taxes (Note 6)		                                                         626.0 	        1,170.3
  Investments		                                                                          41.9 	           48.1
  Goodwill (Note 12)		                                                               3,118.0          3,124.6
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                4,396.6 	5,072.1
---------------------------------------------------------------------------------------------------------------------------------
	                                                                                      $17,477.5       $18,219.8
=================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Cash and temporary investments, net	                                                      $	     - 	      $	    9.0
  Accounts payable and accrued liabilities (Note 18(b))		                                1,294.1 	1,198.8
  Restructuring and workforce reduction accounts payable and accrued liabilities (Note 4)	  141.0 	  400.4
  Dividends payable		                                                                   53.5 	   52.2
  Advance billings and customer deposits (Note 18(b))		                                  445.0 	  330.3
  Current maturities of long-term debt (Note 14)		                                  221.1 	  190.3
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                2,154.7 	2,181.0
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt (Note 14) 		                                                        6,469.4 	8,197.4
---------------------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities (Note 15)		                                                1,173.7 	  405.3
---------------------------------------------------------------------------------------------------------------------------------
Future Income Taxes (Note 6)		                                                        1,007.0 	  992.3
---------------------------------------------------------------------------------------------------------------------------------
Non-Controlling Interest		                                                           10.7 	   11.2
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity (Note 16)
  Convertible debentures		                                                          149.6 	  148.5
  Preference and preferred shares 		                                                   69.7 	   69.7
  Common equity		                                                                        6,442.7 	6,214.4
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                6,662.0 	6,432.6
---------------------------------------------------------------------------------------------------------------------------------
	                                                                                      $17,477.5       $18,219.8
=================================================================================================================================
Commitments and Contingent Liabilities (Note 17)

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Directors:

Director:	        Director:

"Brian F. MacNeill"	"Brian A. Canfield"
 -----------------       -----------------
 Brian F. MacNeill	 Brian A. Canfield


Consolidated Statements of Cash Flows


Years ended December 31 (millions)								2003		2002
---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)									      $	  331.5       $	 (229.0)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
  Depreciation and amortization						                        1,652.8 	1,570.3
  Future income taxes 						                                  398.6 	    9.2
  Gain on redemption of long-term debt						                     - 		  (82.7)
  Net employee defined benefit plans expense (credits)					           53.0 	   (9.8)
  Employer contributions to employee defined benefit plans			                  (99.8)	  (75.3)
  Restructuring and workforce reduction costs, net of cash payments (Note 4)		         (259.4)	  290.7
  Other, net						                                           44.0 	  (11.6)
  Net change in non-cash working capital (Note 18(c))						   23.3 	  279.2
---------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities						                2,144.0 	1,741.0
---------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures (Note 10(a))						               (1,252.7)       (1,697.9)
Proceeds from the sale of property (Note 10(d)) and other assets			           51.2 	    8.2
Other						                                                    3.7 	   (1.4)
---------------------------------------------------------------------------------------------------------------------------------
Cash used by investing activities						               (1,197.8)       (1,691.1)
---------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued						           86.6  	   92.2
Public issuance of Non-Voting Shares						                     - 		  337.4
Cost of public issuance of Non-Voting Shares						             - 		  (14.5)
Dividends to shareholders						                         (172.0)	 (135.6)
Long-term debt issued (Note 14)						                          373.0 	  644.2
Redemptions and repayment of long-term debt (Note 14)					       (1,201.7)	 (901.0)
Change in short-term obligations (commercial paper and bank borrowings)			             - 		  (84.4)
Interest on convertible debentures						                  (10.2)	  (10.2)
Other						                                                   (6.7)	   (4.1)
---------------------------------------------------------------------------------------------------------------------------------
Cash used by financing activities						                 (931.0)	  (76.0)
---------------------------------------------------------------------------------------------------------------------------------
CASH POSITION
Increase (decrease) in cash and temporary investments, net			                   15.2 	  (26.1)
Cash and temporary investments, net, beginning of year						   (9.0)	   17.1
---------------------------------------------------------------------------------------------------------------------------------
Cash and temporary investments, net, end of year					      $	    6.2       $	   (9.0)
=================================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest paid					                                              $	  657.5       $	  675.8
=================================================================================================================================
Interest received					                                      $	   41.6       $	   24.5
=================================================================================================================================
Income taxes (inclusive of Investment Tax Credits (Note 6)) received		              $	  165.5       $	   18.6
=================================================================================================================================
The accompanying notes are an integral part of these consolidated financial statements

Notes to Consolidated Financial Statements


DECEMBER 31, 2003

TELUS Corporation is one of Canada's largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet Protocol, voice and wireless services to Central and Eastern Canada.

1. Summary of Significant Accounting Policies
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are expressed in Canadian dollars.

The terms "TELUS" or "Company" are used to mean TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

(a) Consolidation

The consolidated financial statements include the accounts of the Company and all of the Company's subsidiaries, of which the principal one is TELUS Communications Inc. (including the TELE-MOBILE COMPANY partnership).

The financing arrangements of the Company and all of its subsidiaries do not impose restrictions on inter-corporate dividends.

On a continuing basis, TELUS Corporation reviews its corporate organization and effects changes as appropriate so as to enhance its value. This process can, and does, affect which of the Company's subsidiaries are considered principal subsidiaries at any particular point in time.

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

Examples of significant estimates include: the key economic assumptions used to determine the fair value of residual cash flows arising from accounts receivable securitization; the allowance for doubtful accounts; the allowance for inventory obsolescence; the estimated useful lives of assets; the recoverability of tangible assets; the recoverability of intangible assets with indefinite lives; the recoverability of long-term investments; the recoverability of goodwill; the composition of future income tax assets and future income tax liabilities; the accruals for payroll and employee-related liabilities; the accruals for restructuring and workforce reduction costs; and certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets.

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

The Company offers complete and integrated solutions to meet its customers' needs. These solutions may involve the delivery of multiple services and products occurring at different points in time and/or over different periods of time. As appropriate, these multiple element arrangements are separated into their component accounting units, consideration is measured and allocated amongst the accounting units and then the Company's relevant revenue recognition polices are applied to them.

  Voice Local, Voice Long Distance, Data and Mobility Network: The Company recognizes revenues on the accrual basis and includes an estimate of revenues earned but unbilled. Wireline and wireless service revenues are recognized based upon usage of the Company's network and facilities and upon contract fees.

Advance billings are recorded when billing occurs prior to rendering the associated service; such advance billings are recognized as revenue in the period in which the services are provided. Similarly, and as appropriate, upfront customer activation and installation fees, along with the corresponding direct costs not in excess of the revenues, are deferred and recognized over the average expected term of the customer relationship.
When the Company receives no identifiable, separable benefit for consideration given to a customer, such as that which might arise in a customer loyalty program, the consideration is recorded as a reduction of revenue rather than as an expense as the Company considers this to result in a more appropriate presentation of transactions in the financial statements.

The Company follows the liability method of accounting for its quality of service penalties that arise from the jurisdiction of the Canadian Radio-television and Telecommunications Commission ("CRTC").

  Voice Contribution: The CRTC has established a portable subsidy mechanism to subsidize Local Exchange Carriers, such as the Company, that provide residential service to high cost service areas ("HCSAs"). The CRTC has determined the per line/per band portable subsidy rate for all Local Exchange Carriers. The Company recognizes the portable subsidy on an accrual basis by applying the subsidy rate to the number of residential network access lines it has in HCSAs.

  Other and Mobility Equipment: The Company recognizes product revenues, including wireless handsets sold to re-sellers and customer premises equipment, when the products are delivered and accepted by the end-user customers. Revenues from operating leases of equipment are recognized on a systematic and rational basis (normally a straight-line basis) over the term of the lease. When the Company receives no identifiable, separable benefit for consideration given to a customer, the consideration is recorded as a reduction of revenue rather than as an expense as the Company considers this to result in a more appropriate presentation of transactions in the financial statements.

  Non-HCSA Deferral Account: On May 30, 2002, and on July 31, 2002, the CRTC issued Decision 2002-34 and Decision 2002-43, respectively, pronouncements that will affect the Company's wireline revenues for four-year periods beginning June 1, 2002, and August 1, 2002, respectively. In an effort to foster competition for residential basic service in non-high cost service areas ("non-HCSAs"), the concept of a deferral account mechanism was introduced by the CRTC, as an alternative to mandating price reductions.
The deferral account arises from the CRTC requiring the Company to defer the income statement recognition of a portion of the monies received in respect of residential basic services provided to non-HCSAs. The revenue deferral is based on the rate of inflation (as measured by a chain-weighted GDPPI index), less a productivity offset of 3.5%, and an "exogenous factor" that is associated with allowed recoveries in previous price cap regimes that have now expired. The Company may recognize the deferred amounts upon the undertaking of qualifying actions, such as Service Improvement Programs ("SIPs") in qualifying non-HCSAs, rate reductions (including those provided to competitors as required in Decision 2002-34 and Decision 2002-43) and/or rebates to customers. To the extent that a balance remains in the deferral account, interest is required to be accrued at the Company's short-term cost of borrowing.
The Company has adopted the liability method of accounting for the deferral account. This results in the Company recording a liability to the extent that activities it has undertaken, realized rate reductions for Competitor Services and other future qualifying events do not extinguish the balance of the deferral account. This also results in the Company continuing to record incremental liability amounts, subject to reductions for the mitigating activities, for the remaining duration of the Decisions' four-year periods. Other than for the interest accrued on the balance of the deferral account, which would be included in financing costs, all income statement effects of the deferral account are recorded through operating revenues.

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

(f) Depreciation and Amortization

Assets are depreciated on a straight-line basis over their estimated useful life as determined by a continuing program of studies. The composite depreciation rate for the year ended December 31, 2003, was 6.6% (2002 - 6.6%). Depreciation includes amortization of assets under capital leases. Intangible assets with finite lives ("intangible assets subject to amortization") are amortized on a straight-line basis over their estimated lives; estimated lives are annually reviewed. Estimated useful lives for the majority of the Company's capital assets subject to depreciation and amortization are as follows:

                                                                                                                Estimated
                                                                                                                useful lives
---------------------------------------------------------------------------------------------------------------------------------
Property, plant, equipment and other
  Telecommunication assets
    Outside plant								                              17 to 40 years
    Inside plant								                               8 to 20 years
    Mobility site equipment								                     6.5 to  8 years
  Balance of depreciable property, plant, equipment and other					               5 to 20 years
Intangible assets subject to amortization
  Subscriber base (see Note 2(g))
    Wireline					                                                                    50 years
    Wireless					                                                                     7 years
  Software					                                                               3 to  5 years
  Access to rights-of-way and other					                                       7 to 30 years
---------------------------------------------------------------------------------------------------------------------------------

 The Company chose to depreciate and amortize its assets on a straight-line basis as it believes that this method better reflects the consumption of resources related to the economic life span of the assets than use of an accelerated method and thus is more representative of the economic substance of the underlying use of the assets.

Commencing January 1, 2002, rather than being systematically amortized, the carrying value of intangible assets with indefinite lives, and goodwill, are periodically tested for impairment. The frequency of the impairment test generally is the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives and goodwill must, at a minimum, be tested annually; the Company has selected December as its annual test time. No impairment amounts arose from the December 2003 and December 2002 annual tests. The test is applied to each of the Company's two reporting units (the reporting units being identified in accordance with the criteria in the Canadian Institute of Chartered Accountants ("CICA") Handbook section for intangible assets and goodwill): Communications and Mobility.

The Company assesses its goodwill by applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of its reporting units. Consistent with current industry-specific valuation methods, the Company uses a combination of the discounted cash flow and the market comparable approaches in determining the fair value of its reporting units.

(g) Translation of Foreign Currencies

  General: Trade transactions completed in foreign currencies are translated into Canadian dollars at the rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date with any resulting gain or loss being included in the Consolidated Statements of Income (see Note 5).

The Company has a minor foreign subsidiary that is considered to be self-sustaining. Accordingly, foreign exchange gains and losses arising from the translation of the minor foreign subsidiary's accounts into Canadian dollars are deferred and reported as cumulative foreign currency translation adjustment in the equity section of the Consolidated Balance Sheets (see Note 16(a)).

  Hedge accounting: The Company applies hedge accounting to the financial instruments used to establish designated currency hedging relationships for its U.S. Dollar denominated long-term debt future cash outflows (semi-annual interest payments and principal payments at maturity) (see Note 3 and Note 14(b)). Hedge accounting is applied to future purchase commitments on an exception basis only. The purpose of hedge accounting, in respect of the Company's designated currency hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods.

The Company chose to apply hedge accounting, as it believes this is more representative of the economic substance of the underlying transactions.

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

In the application of hedge accounting, an amount (the "hedge value") is recorded in respect of the fair value of the hedging items only to the extent that their value counterbalances the difference between the Canadian dollar equivalent of the value of the hedged items at the rate of exchange at the balance sheet date and the Canadian dollar equivalent of the value of the hedged items at the rate of exchange in the hedging items. Unrealized changes in the fair value of hedging items, net of the hedge value recorded (see Note 11 and Note 15), are recognized when all the hedged cash flows have occurred (see Note 5). If a previously effective designated hedging relationship becomes ineffective, all gains or losses relating to the hedging item are prospectively reflected in the Consolidated Statements of Income as "Financing costs".

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

The Company's research and development activities may be eligible to earn Investment Tax Credits. The Company's research and development activities and their eligibility to earn Investment Tax Credits is a complex matter and, as a result, the threshold of more likely than not is normally only achieved after the relevant taxation authorities have made specific determinations. When it is more likely than not that the Investment Tax Credits will be received, they are accounted for using the cost reduction method whereby such credits are deducted from the expenditures or assets to which they relate (see Note 6).

(i) Share-Based Compensation

The Company applies the intrinsic value based method of accounting for share-based compensation awards granted to employees. Accordingly, no compensation cost is recorded in the accounts for its share option plans. Canadian GAAP requires that a fair value be determined for share options at the date of grant and that such fair value is recognized in the financial statements. In respect of share options awarded to employees, it is permissible to use either the fair value based method or the intrinsic value based method, however, if the intrinsic value based method is used, pro forma disclosure is required so as to show what the effect would have been had the fair value based method been applied (see Note 8(a) and Note 2(d)). Proceeds arising from the exercise of share options are credited to share capital.

The Company has chosen to apply the intrinsic value method of accounting for share-based compensation since estimating share-based compensation with reasonable accuracy is not determinable and the effect the fair value method would have on reducing the meaningfulness of the Consolidated Statements of Income. As well, the Company believes that the majority of companies operating in the same capital markets as the Company apply the intrinsic value method of accounting for share-based compensation and thus the Company has selected the intrinsic value method rather than the fair value method of accounting for the reason of increasing the comparability of its financial reporting.

In respect of restricted share units, the Company accrues a liability equal to the product of the vesting and vested restricted share units multiplied by the fair market value of the corresponding shares at the end of the reporting period (see Note 8(b)).

When share-based compensation vests in one amount at a future point in time ("cliff vesting"), the expense is recognized by the Company, either in the Consolidated Statements of Income or in the pro forma disclosures in Note 8(a), on a straight-line basis over the vesting period. When share based compensation vests in tranches ("graded vesting"), the expense is recognized by the Company, either in the Consolidated Statements of Income or in the pro forma disclosures in Note 8(a), using the accelerated expense attribution method.

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

(k) Sales of Receivables

Effective July 1, 2001, transfers of receivables in securitization transactions are recognized as sales when the Company is deemed to have surrendered control over the transferred receivables and consideration, other than for its beneficial interests in the transferred receivables, has been received. When the Company sells its receivables, it retains reserve accounts, which are retained interests in the securitized receivables, and servicing rights. When a transfer is considered a sale, the Company derecognizes all receivables sold, recognizes at fair value the assets received and the liabilities incurred and records the gain or loss on sale in the Consolidated Statements of Income as "Other expense, net". The amount of gain or loss recognized on the sale of receivables depends in part on the previous carrying amount of the receivables involved in the transfer, allocated between the receivables sold and the retained interests based upon their relative fair market value at the sale date. The Company estimates the fair value for its retained interests based on the present value of future expected cash flows using management's best estimates of the key assumptions - credit losses, the weighted average life of the receivables sold and discount rates commensurate with the risks involved.

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

(m) Capital Assets

  General: Property is recorded at historical cost and, with respect to self-constructed property, includes materials, direct labour and applicable overhead costs. In addition, where construction projects exceed $20 million and are of a sufficiently long duration, an amount is capitalized for the cost of funds used to finance construction (see Note 5). The rate for calculating the capitalized financing costs is based on the Company's one-year cost of borrowing.

When property, plant and/or equipment are sold by the Company, the historical cost less accumulated depreciation is netted against the sale proceeds and the difference is included in the Consolidated Statements of Income as "Other expense, net".

  Asset retirement obligations: Liabilities are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment (primarily certain items of the outside plant and mobility site components of the Company's telecommunications assets) when those obligations result from the acquisition, construction, development or normal operation of the assets. The obligations are measured initially at fair value (using present value methodology) and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset; discount accretion is included in determining the results of operations.

(n) Leases

Leases are classified as capital or operating depending upon the terms and conditions of the contracts.

Where the Company is the lessee, asset values recorded under capital leases are amortized on a straight-line basis over the period of expected use. Obligations recorded under capital leases are reduced by lease payments net of imputed interest.

For the year ended December 31, 2003, real estate and vehicle operating lease expenses, which are net of the amortization of the deferred gain on the sale-leaseback of buildings (see Note 10(d) and Note 15), were $167.6 million (2002 - $151.2 million).

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

Carrying values of equity and cost investments are reduced to estimated market values if there is other than a temporary decline in the value of the investment; such reduction recorded is included in the Consolidated Statements of Income as "Other expense, net".

(p) Other Long-Term Liabilities - Individual Line Service Program

Included in "Other Long-Term Liabilities" are past contributions from the Government of Alberta under the Individual Line Service program, which are recognized as revenue on a straight-line basis over the estimated useful life of the related assets. The amount to be recognized as revenue within one year is included with "Advance billings and customer deposits" in the Consolidated Balance Sheets.

(q) Employee Future Benefit Plans

The Company accrues its obligations under employee defined benefit plans and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the net actuarial gain
(loss) over 10% of the greater of the benefit obligation and the fair value of the plan assets is amortized over the average remaining service period of active employees of the plan, as are past service costs and transitional assets and liabilities.

The Company uses defined contribution accounting for the union pension plan that covers certain of the Company's employees.

(r) Comparative Amounts

Certain of the comparative amounts have been reclassified to conform to the presentation adopted currently.

2. Accounting Policy Developments

(a) Disclosure of Guarantees

Commencing with the Company's 2003 fiscal year, the new guidelines of the Canadian Institute of Chartered Accountants ("CICA") for the disclosure of guarantees (CICA Accounting Guideline AcG-14) apply to the Company (see Note 17(e)). The Guideline elaborates on required disclosures by a guarantor in its financial statements about obligations under certain types of guarantees that it has issued.

(b) Asset Retirement Obligations

During the Company's 2003 fiscal year, the Company early adopted the new recommendations of the CICA for accounting for asset retirement obligations (CICA Handbook Section 3110) (see Note 1(m)). The new section focuses on the recognition and measurement of liabilities for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. All amounts recorded and arising from the application of this accounting policy were not significant.

(c) Employee Future Benefits

Effective December 31, 2003, the Company early adopted the new recommendations of the CICA dealing with incremental disclosure related to employee benefit plans (CICA Handbook Section 3461) (see Note 19).

(d) Share-Based Compensation

Commencing with the Company's 2004 fiscal year, the amended recommendations of the CICA for accounting for share-based compensation (such amendments arising in 2003) (CICA Handbook Section 3870) will apply to the Company. The amendments will result in the Company no longer being able to use the intrinsic method of accounting for share options granted to employees. The Company has selected the modified-prospective transition method (also referred to as the retroactive application without restatement method), which will be implemented effective January 1, 2004. The modified-prospective transition method will result in no share option expense being recognized in the Consolidated Statements of Income in fiscal years prior to 2004. The share option expense that is recognized in fiscal years subsequent to 2003 will be in respect of share options granted after 2001 and vesting in fiscal periods subsequent to 2003.

(e) Hedging Relationships

Commencing with the Company's 2004 fiscal year, the new guidelines of the CICA for accounting for hedging relationships (CICA Accounting Guideline AcG-13) apply to the Company. The Company's existing hedge accounting policy is compliant with the new Guideline (see Note 1(g)).

(f) Equity Settled Obligations

Commencing with the Company's 2005 fiscal year, the amended recommendations of the CICA for the presentation and disclosures of financial instruments (CICA Handbook Section 3860) specifically concerning the classification of obligations that an issuer can settle with its own equity instruments (such amendments arising in 2003) apply to the Company. The amendments will result in the Company's convertible debentures being classified as a liability on the Consolidated Balance Sheets and the associated interest expense will correspondingly be classified with financing costs on the Consolidated Statements of Income. In advance of the mandatory adoption date, the Company will implement the amended standard on a retroactive basis in 2004.

(g) Intangible Assets and Goodwill

Commencing with the Company's 2002 fiscal year, the new recommendations of the CICA for intangible assets and goodwill (CICA Handbook Section 3062) apply to the Company (see Note 1(f)).

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
---------------------------------------------------------------------------------------------------------------------------------

3. Financial Instruments

The Company's financial instruments consist of cash and temporary investments, accounts receivable, investments accounted for using the cost method (see Note 1(o)), accounts payable, restructuring and workforce reduction accounts payable, dividends payable, short-term obligations, long-term debt, interest rate swap agreements, foreign exchange hedges and convertible debentures.

The Company uses various financial instruments, the fair values of some which are not reflected on the balance sheets, to reduce or eliminate exposure to interest rate and foreign currency risks. These instruments are accounted for on the same basis as the underlying exposure being hedged. The majority of these instruments, which were newly added during 2001, pertain to TELUS' U.S. Dollar borrowing. Use of these instruments is subject to a policy, which requires that no derivative transaction be effected for the purpose of establishing a speculative or a levered position, and sets criteria for the credit worthiness of the transaction counterparties.

  Price risk - interest rate: The Company is exposed to interest rate risk arising from fluctuations in interest rates on its temporary investments, short-term obligations and long-term debt.

  Price risk - currency: The Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. Dollar denominated long-term debt. Currency hedging relationships have been established for the related semi-annual interest payments and principal payments at maturity (see Note 1(g) and Note 14(b)).

The Company's foreign exchange risk management also includes the use of foreign currency forward contracts to fix the exchange rates on short-term foreign currency transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts on an exception basis only.

As at December 31, 2003, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rates on U.S.$43.0 million of fiscal 2004 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Mobility segment.

  Credit risk: The Company is exposed to credit risk with respect to its short-term deposits, accounts receivable, interest rate swap agreements and foreign exchange hedges.

Credit risk associated with short-term deposits is minimized substantially by ensuring that these financial assets are placed with governments, well-capitalized financial institutions and other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Credit risk associated with accounts receivable is minimized by the Company's large customer base, which covers all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains provisions for potential credit losses, and any such losses to date have been within management's expectations.

Counterparties to the Company's interest rate swap agreements and foreign exchange hedges are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties' credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedges due to its credit rating and those of its counterparties. While the Company is exposed to credit losses due to the nonperformance of its counterparties, the Company considers the risk of this remote; if all counterparties were not to perform, the pre-tax effect would be limited to the value of the deferred hedging asset (Note 11).

  Fair value: The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring and workforce reduction accounts payable, dividends payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company's investments accounted for using the cost method would not exceed their fair values.

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

                                                                 2003                     		 2002
(millions)	                                        Carrying 				Carrying
                                                        amount		Fair value		amount		Fair value
---------------------------------------------------------------------------------------------------------------------------------
Long-term debt	                                      $	6,690.5       $ 7,682.8 	      $	8,387.7       $	8,338.2
Convertible debentures	                              $	  149.6       $	  157.4 	      $	  148.5       $	  137.6
Derivative financial instruments used to manage
  exposure to interest rate and currency risks (1)
    - Deferred hedging liability (Note 15)	      $	  739.6       $	  858.6 	      $	     - 	      $	     -
    - Deferred hedging asset (Note 11)	              $	     - 	      $	     - 		      $	  134.1       $	  315.7
---------------------------------------------------------------------------------------------------------------------------------

(1)	Notional amount outstanding $4,822.9 (2002 - $4,925.7).

4. Restructuring and Workforce Reduction Costs

In 2001, the Company initiated the phased Operational Efficiency Program aimed at improving the Company's operating and capital productivity and competitiveness. The first phase of the Operational Efficiency Program was to complete merger-related restructuring activities in TELUS Mobility and the reorganization for TELUS Communications. Approximately one-half of the 2001 charge was related to integration costs for TELUS Mobility including the write-down of redundant capital assets, handset reconfiguration costs and employee severance costs. The remaining charge was related to reorganization costs in TELUS Communications, including employee severance costs and capital asset impairment charges.

The second phase of the Operational Efficiency Program, which commenced at the beginning of 2002, continued to focus on reducing staff, but also entailed a comprehensive review of enterprise-wide processes to identify capital and operational efficiency opportunities. Consequently, the Company initiated a program offering an Early Retirement Incentive Plan and a Voluntary Departure Incentive Plan to 11,000 of over 16,000 bargaining unit employees and announced details on Operational Efficiency Program initiatives including: streamlining of business processes; reducing the TELUS product portfolio and processes that support them; optimizing the use of real estate, networks and other assets; improving customer order management; reducing the scope of corporate support functions; consolidating operational and administrative functions; and consolidating customer contact centres.

The third phase of the Operational Efficiency Program, which commenced in the third quarter of 2002, was focused on operationalizing the above noted initiatives. Consolidation of administrative offices was largely completed by December 31, 2002.

As at December 31, 2003, no future costs remain to be recorded under the Operational Efficiency Program, but variances from estimates currently recorded may impact amounts ultimately recorded.

The following table presents the program costs to date and the changes in program costs in the year as well as the corresponding liabilities and changes in the corresponding liabilities for the year.

                               Program(1)                   Program(1)                   Program(1)     Program(1)
                               inception to   Year ended    inception to   Year ended    inception to   items not      Total
                               December 31,   December 31,  December 31,   December 31,  December 31,   yet eligible   program
(millions)                     2001           2002          2002           2003          2003           for recording  (1)(2)
---------------------------------------------------------------------------------------------------------------------------------
Workforce reduction costs
  Voluntary (Early
    Retirement Incentive
    Plan, Voluntary
    Departure Incentive
    Plan and other)	       $   94.6       $	 403.9 	    $	498.5 	   $    1.9 	 $  500.4 	$	-      $  500.4
  Involuntary and other		   67.3 	 153.5 		220.8 	       13.1 	    233.9	        - 	  233.9
---------------------------------------------------------------------------------------------------------------------------------
 		                  161.9 	 557.4 		719.3 	       15.0 	    734.3 		- 	  734.3
Lease termination charges	    6.0 	  10.1 		 16.1 		2.4 	     18.5 		- 	   18.5
Asset write-offs		   30.5 	    - 		 30.5 		 - 	     30.5 		- 	   30.5
Other charges		             - 		   2.4 		  2.4 	       10.9 	     13.3               - 	   13.3
---------------------------------------------------------------------------------------------------------------------------------
 Restructuring and workforce
  reduction costs		  198.4 	 569.9 		768.3 	       28.3 	    796.6 	$	- 	$ 796.6
---------------------------------------------------------------------------------------------------------------------------------
Less:
 Payments (Note 18(c))		   58.2 	 273.8 		332.0 	      287.7 	    619.7
 Asset write-offs related
   to restructuring		   30.5 	    - 	  	 30.5 	 	 - 	     30.5
 Reclassified to other
   long-term liabilities
   (pension and other
   post-retirement benefit
   liabilities)		             - 		   5.4 		  5.4 	         - 	      5.4
---------------------------------------------------------------------------------------------------
 		                   88.7 	 279.2 		367.9 	      287.7 	    655.6
---------------------------------------------------------------------------------------------------
Restructuring and
  workforce reduction
  accounts payable and
  accrued liabilities(3)       $  109.7       $	 290.7 	    $	400.4 	   $ (259.4)	 $  141.0
---------------------------------------------------------------------------------------------------

(1) Program includes phases 1, 2 and 3 of the Operational Efficiency Program.
(2) Amounts were updated during the fourth quarter of 2003.
(3) Included in the December 31, 2003, balance of $141.0 is $47.7 related to early retirement benefits (see Note 19(h)) of which $23.8 will be funded after
2004.

The following table presents the status of various Operational Efficiency Program initiatives. The expense and liability for the Early Retirement Incentive Plan and Voluntary Departure Incentive Plan programs are recognized when the employee accepts the Company's formalized offer. As a result, Operational Efficiency Program costs may be, and have been, as appropriate and required, recorded in advance of when the underlying event occurs.

                               Program(1)                   Program(1)                   Program(1)
                               inception to   Year ended    inception to   Year ended    inception to                  Total
                               December 31,   December 31,  December 31,   December 31,  December 31,                  program
(millions)                     2001           2002          2002           2003          2003           Future        (1)(2)
---------------------------------------------------------------------------------------------------------------------------------
Customer contact centre
 consolidation		             - 		  24 		24            20 	    44 		   2 		  46
=================================================================================================================================

TELUS store closures		     - 		  33 		33 	       - 	    33 		   - 		  33
=================================================================================================================================
Staff reductions (net of
 targeted hiring)
  Phase 1		           800 		   - 	       800 	       - 	   800 		   - 	         800
  Phases 2 and 3		     - 	       5,200 	     5,200 	   1,500 	 6,700 		  50	       6,750
---------------------------------------------------------------------------------------------------------------------------------
		                   800 	       5,200 	     6,000 	   1,500 	 7,500 		  50 	       7,550
=================================================================================================================================

(1) Program includes phases 1, 2 and 3 of the Operational Efficiency Program.
(2) Amounts were updated during the fourth quarter of 2003.

5. Financing Costs

Years ended December 31 (millions)								2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Interest on long-term debt								      $	  666.7       $	  711.3
Interest on short-term obligations and other 						            5.0 	    3.6
Foreign exchange(1)						                                   (0.4)           (1.5)
Gain on redemption of long-term debt(2)						                     - 		  (82.7)
---------------------------------------------------------------------------------------------------------------------------------
						                                                  671.3           630.7
Capitalized interest during construction 						             - 		   (0.7)
Interest income (including interest on tax refunds)						  (43.3)	  (25.9)
---------------------------------------------------------------------------------------------------------------------------------

					                                                      $	  628.0       $	  604.1
=================================================================================================================================

(1) For the year ended December 31, 2003, these amounts include gains (losses) of $0.5 (2002 - NIL) in respect of hedge ineffectiveness.
(2) This amount includes a gain of $4.3, which arose from the associated settlement of financial instruments which hedged U.S. dollar denominated long-term debt that was extinguished during the third quarter of 2002.

6. Income Taxes

Years ended December 31 (millions)								2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Current					                                                      $	 (221.7)      $	  (51.7)
Future						                                                  398.6 	    9.2
---------------------------------------------------------------------------------------------------------------------------------

					                                                      $	  176.9        $  (42.5)
=================================================================================================================================

The Company's income tax expense (recovery) differs from that calculated by applying statutory rates for the following reasons:

Years ended December 31 ($ in millions)				2003					2002
---------------------------------------------------------------------------------------------------------------------------------
Basic blended federal and provincial tax at
 statutory income tax rates			      $	 189.9 		  37.1%		      $	 (105.0)	   39.1%
Tax rate differential on settlement of prior
 year tax issues					 (47.0)					    2.4
Revaluation of future tax assets and liabilities
 for changes in statutory tax rates			  13.6 					   31.3
Non-tax effected elements of income (loss)
before income taxes and non-controlling interest	   1.9 					   10.0
Non-taxable portion of gains				    - 					  (16.4)
Other					                  (2.8)					   11.0
---------------------------------------------------------------------------------------------------------------------------------
					                 155.6 		  30.4%			  (66.7) 	   24.9%
Large corporations tax			                  21.3 					   24.2
---------------------------------------------------------------------------------------------------------------------------------
Income tax expense (recovery) per Consolidated
 Statements of Income	                              $	 176.9 		  34.6%		      $	  (42.5)	   15.8%
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

(millions)											2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Capital assets
  Property, plant, equipment, other and intangible assets subject to amortization	      $	   95.3       $	  291.2
  Intangible assets with indefinite lives						       (1,007.0)	 (992.3)
Reserves not currently deductible						                  156.1 	  145.7
Losses available to be carried forward						                  622.2 	  765.8
Other						                                                   56.4 	  106.4
---------------------------------------------------------------------------------------------------------------------------------
 					                                                      $	  (77.0)      $	  316.8
=================================================================================================================================
 Presented on the Consolidated Balance Sheets as:
    Future tax assets
       Current					                                              $	  304.0       $	  138.8
       Non-current						                                  626.0 	1,170.3
---------------------------------------------------------------------------------------------------------------------------------
						                                                  930.0 	1,309.1
   Future tax liabilities						                       (1,007.0)	 (992.3)
---------------------------------------------------------------------------------------------------------------------------------
   Net future tax assets (liabilities)					                       $  (77.0)      $	  316.8
=================================================================================================================================

The Company expects to be able to fully utilize its non-capital losses over the next several years. The Company's assessment is that the risk of expiry of such non-capital losses is remote.

The Company conducts research and development activities, which are eligible to earn Investment Tax Credits. During the year ended December 31, 2003, the Company recorded Investment Tax Credits of $1.5 million (2002 - $67.2 million) of which $1.3 million (2002 - $50.5 million) was recorded as a reduction of "Operations expense" and the balance was recorded as a reduction of capital expenditures.

7. Per Share Amounts

Basic income (loss) per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income (loss) by the total weighted average Common Shares and Non-Voting Shares outstanding during the year. Diluted income (loss) per Common Share and Non-Voting Share is calculated to give effect to share options and warrants and shares issuable on conversion of debentures.

The following tables present the reconciliations of the numerators and denominators of the basic and diluted per share computations.


Years ended December 31 (millions)								2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)									      $	 3 31.5       $	 (229.0)
Deduct:
  Preference and preferred share dividends						            3.5             3.5
  Interest on convertible debentures, net of income taxes					    7.1 	    6.8
---------------------------------------------------------------------------------------------------------------------------------
Basic and diluted Common Share and Non-Voting Share income (loss)		              $	  320.9       $	 (239.3)
=================================================================================================================================
Years ended December 31 (millions)								2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Basic total weighted average Common Shares and Non-Voting Shares outstanding			  349.3 	  317.9
Effect of dilutive securities
   Exercise of share options and warrants						            2.5 	     -
---------------------------------------------------------------------------------------------------------------------------------
Diluted total weighted average Common Shares and Non-Voting Shares outstanding			  351.8 	  317.9
=================================================================================================================================

Certain outstanding share options, in the amount of 17.9 million for the year ended December 31, 2003, were not included in the computation of diluted income
(loss) per Common Share and Non-Voting Share because the options' exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the year. Similarly, convertible debentures, which were convertible into 3.8 million shares in the year ended December 31, 2003, were not included in the computation of diluted income (loss) per Common Share and Non-Voting Share because the conversion price was greater than the average market price of the Non-Voting Shares during the year.

8. Share-Based Compensation

(a) Share Options

The Company applies the intrinsic value based method of accounting for share-based compensation awards granted to employees. Accordingly, no compensation cost is recorded in the accounts in respect of its share option plans. For share options granted after 2001, disclosure of the impact on net income (loss) and net income (loss) per Common Share and Non-Voting Share as if the fair value based method of accounting for the share-based compensation had been applied is required. Such impact, using weighted average fair values of $6.63 (2002 - $5.10) for options granted in 2003 would approximate the following pro forma amounts:

Years ended December 31 (millions except per share amounts)					2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Compensation cost					                                      $	   18.4       $	    6.9
Net income (loss)
  As reported					                                              $	  331.5       $	 (229.0)
  Pro forma					                                              $	  313.1       $	 (235.9)
Net income (loss) per Common Share and Non-Voting Share
  Basic
    As reported					                                              $	    0.92      $	   (0.75)
    Pro forma					                                              $	    0.87      $	   (0.77)
  Diluted
    As reported					                                              $	    0.91      $	   (0.75)
    Pro forma					                                              $	    0.86      $	   (0.77)
---------------------------------------------------------------------------------------------------------------------------------

As only share options granted after 2001 are included, these pro forma disclosures are not likely to be representative of the effects on reported net income for future years.

The fair value of each option granted is estimated at the time of grant using the Black-Scholes model with weighted average assumptions for grants as follows:

Years ended December 31										2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Risk free interest rate					                                            4.5%	    4.9%
Expected lives (years)					                                            4.5		    6.2
Expected volatility					                                           40.0%	   36.6%
Dividend yield					                                                    2.9%	    3.8%
---------------------------------------------------------------------------------------------------------------------------------

Forfeitures of options are accounted for in the period of forfeiture.

Had weighted average assumptions for grants of share options which are reflected in the pro forma disclosures above been varied by 10 per cent and 20 per cent changes, the pro forma compensation cost arising from share options for the year ended December 31, 2003, would have varied as follows:

                                                                                              Hypothetical change in
                                                                                                  assumptions(1)
($ in millions)											10%		20%
---------------------------------------------------------------------------------------------------------------------------------
Risk free interest rate					                                      $	    0.4       $	    0.9
Expected lives (years)				                                              $	    0.4       $	    0.8
Expected volatility					                                      $	    1.5       $	    3.1
Dividend yield					                                              $	    0.7       $	    1.4
---------------------------------------------------------------------------------------------------------------------------------

(1) These sensitivities are hypothetical and should be used with caution.
    Favourable hypothetical changes in the assumptions result in a decreased amount, and unfavourable hypothetical changes in the assumptions result in an increased amount, of the pro forma compensation cost arising from share options. As the figures indicate, changes in fair value based on a 10 per cent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear; in particular, variations in expected lives are constrained by vesting periods and legal lives. Also, in this table, the effect of a variation in a particular assumption on the amount of the pro forma compensation cost arising from share options is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in risk free interest rates may result in increased dividend yields), which might magnify or counteract the sensitivities.

(b) Other Share-Based Compensation

The Company uses restricted share units as a form of incentive compensation. Each restricted share unit is equal in value to one Non-Voting Share and the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share are recorded as additional restricted share units during the life of the restricted share unit. During the year ended December 31, 2003, 238,660 restricted share units (2002 - 77,970 restricted share units) were granted at a weighted average value of $16.50 each (2002 - $16.75 each). The restricted share units become payable as they vest over their, currently, three year lives. Reflected in the Consolidated Statements of Income as "Operations expense" for the year ended December 31, 2003, is compensation expense arising from restricted share units of $1.6 million (2002 - $4.0 million).

9. Accounts Receivable

On July 26, 2002, TELUS Communications Inc., a wholly-owned subsidiary of TELUS, entered into an agreement (the "2002 Securitization") with an arm's-length securitization trust under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully-serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This "revolving-period" securitization agreement has an initial term ending July 18, 2007. TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the initial term.

On September 30, 2002, this securitization agreement was amended in order to make available for purchase by the securitization trust an interest in a certain class of TELUS Communications Inc.'s trade receivables, which were previously of the type sold to a different arm's-length securitization trust under a prior securitization agreement dated November 20, 1997. During the third quarter of 2002, TELUS Communications Inc. delivered a notice of termination in respect of this prior securitization; collection and final remittances of the corresponding accounts receivable had been completed by September 27, 2002.


(millions)											2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Total managed portfolio	                                                                      $	1,036.9       $	1,139.0
Securitized receivables		                                                                 (369.5)	 (595.4)
Retained interest in receivables sold		                                                   56.4 	   96.8
---------------------------------------------------------------------------------------------------------------------------------
Receivables held	                                                                      $	  723.8       $	  640.4
=================================================================================================================================

For the year ended December 31, 2003, the Company recognized losses of $3.9 million (2002 - $3.7 million) on the sale of receivables arising from the 2002 Securitization.

Cash flows from the 2002 Securitization are as follows:

Years ended December 31 (millions)								2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization, beginning of year		                      $	  475.0       $	     -
Proceeds from new securitizations						                   34.0 	  475.0
Securitization reduction payments						                 (209.0) 	     -
---------------------------------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization, end of year					      $	  300.0       $	  475.0
=================================================================================================================================
Proceeds from collections reinvested in revolving period securitizations		      $	4,112.3       $	1,419.7
=================================================================================================================================
Proceeds from collections pertaining to retained interest				      $	  875.1       $	  281.5
=================================================================================================================================

The key economic assumptions used to determine the loss on sale of receivables, the future cash flows and fair values attributed to the retained interest (see
Note 1(k)) are as follows:

Years ended December 31										2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Expected credit losses as a percentage of accounts receivable sold				    1.5%	    2.4%
Weighted average life of the receivables sold (days)						     40 	     39
Effective annual discount rate						                            4.3%	    4.2%
Servicing						                                            1.0%	    1.0%
---------------------------------------------------------------------------------------------------------------------------------

Generally, the sold trade receivables do not experience prepayments.

At December 31, 2003, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10 per cent and 20 per cent changes in those assumptions are as follows:

                                                                               Hypothetical change in assumptions(1)
$ in millions)			                                               2003		10%		20%
---------------------------------------------------------------------------------------------------------------------------------
Carrying amount/fair value of future cash flows			           $  56.4
Expected credit losses as a percentage of accounts
 receivable sold			                                       1.0%	      $	   0.4 		$   0.7
Weighted average life of the receivables sold (days)				40   	      $	    - 		$   0.1
Effective annual discount rate				                       4.1%	      $	    - 		$   0.1
---------------------------------------------------------------------------------------------------------------------------------

(1) These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in an increased value, and unfavourable hypothetical changes in the assumptions result in a decreased value, of the retained interest in receivables sold. As the figures indicate, changes in fair value based on a 10 per cent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in increased credit losses), which might magnify or counteract the sensitivities.

10. Capital Assets

(a) Capital Assets, Net
                                                        	        Accumulated
                                                                        Depreciation and
                                                        Cost            Amortization	          Net Book Value
---------------------------------------------------------------------------------------------------------------------------------
(millions)											2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Property, plant, equipment and other
  Telecommunications assets	                      $16,530.1       $ 10,527.7 	      $	6,002.4       $	6,252.9
  Assets leased to customers		                  417.1            357.1 		   60.0 	   77.5
  Buildings		                                1,576.5 	   744.5 		  832.0 	  836.0
  Office equipment and furniture		          870.1 	   605.1 		  265.0 	  280.8
  Assets under capital lease		                   25.6 	    11.4 		   14.2 	   10.3
  Other		                                          346.4 	   232.6 		  113.8 	  144.0
  Land		                                           49.0 	      - 		   49.0 	   55.4
  Plant under construction		                  405.0 	      - 		  405.0 	  341.6
  Materials and supplies		                   22.9 	      - 		   22.9 	   27.4
---------------------------------------------------------------------------------------------------------------------------------
		                                       20,242.7 	12,478.4 		7,764.3 	8,025.9
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
  Subscriber base		                          362.9 	    73.2 		  289.7 	  311.6
  Software		                                1,084.0 	   610.3 		  473.7 	  600.3
  Access to rights-of-way and other		          115.5 	    34.2 		   81.3 	   86.6
---------------------------------------------------------------------------------------------------------------------------------
		                                        1,562.4 	   717.7 		  844.7 	  998.5
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets with indefinite lives
  Spectrum licences(1)		                        3,973.1 	 1,018.5 		2,954.6 	2,950.1
---------------------------------------------------------------------------------------------------------------------------------
	                                              $25,778.2        $14,214.6 	      $11,563.6       $11,974.5
=================================================================================================================================

(1) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

Included in capital expenditures for the year ended December 31, 2003, were additions of intangible assets subject to amortization of $213.0 million (2002
- $350.3 million) and intangible assets with indefinite lives of $1.5 million (2002 - $4.6 million).

(b) Intangible Assets Subject to Amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at December 31, 2003, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
---------------------------------------------------------------------------------------------------------------------------------
2004													      $	  291.8
2005														  188.8
2006														   75.1
2007														   30.3
2008														   15.8

(c) Intangible Assets with Indefinite Lives

As referred to in Note 1(f) and Note 1(b), the carrying value of intangible assets with indefinite lives and goodwill are periodically tested for impairment and this test represents a significant estimate for the Company. There is a material degree of uncertainty with respect to this estimate given the necessity of making key economic assumptions about the future. The Company considers a range of reasonably possible amounts and decides upon an amount that represents management's best estimate. If the future was to adversely differ from management's best estimate of key economic assumptions and associated cash flows were to be materially adversely affected, the Company could potentially experience future material impairment charges in respect of its intangible assets with indefinite lives and goodwill.

Consistent with current industry-specific valuation methods, the Company uses a discounted cash flow model combined with a market-based approach as a part of determining the fair value of its spectrum licences and goodwill. The discounted cash flow methodology uses management's best estimate of the cash flows and a discount rate established by calculating a weighted average cost of capital for each reporting unit. The market comparable approach uses current (at the time of test) market consensus estimates and equity trading prices for U.S. and Canadian firms in the same industry. In addition, the Company ensures that the combination of the valuation of the reporting units is reasonable based on current market values of the Company.

Based upon sensitivity testing conducted as a part of the December 2003 annual test, and the results of operations for 2003, the Company estimates that its annual cash flows would be sufficient to recover its carrying value of its intangible assets with indefinite lives and goodwill. A component of the sensitivity testing was a break-even analysis; an assumption of no growth rate, with all other assumptions being held constant, resulted in the Company continuing to be able to recover its carrying value of intangible assets with indefinite lives and goodwill for the foreseeable future. Stress testing included moderate declines in annual cash flows with all other assumptions being held constant; this too resulted in the Company continuing to be able to recover its carrying value of intangible assets with indefinite lives and goodwill for the foreseeable future.

(d) Sale of Property

During the first quarter of 2003, the Company disposed of a non-strategic property under the terms of a sale-leaseback transaction. The pre-tax gain of $8.2 million, arising from net proceeds of $19.3 million, has been deferred and is being amortized over the term of the lease.

During the second quarter of 2003, the Company disposed of non-strategic properties and realized pre-tax gains totaling $7.3 million, arising from net proceeds of $11.7 million.

11. Deferred Charges

(millions)											2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Recognized transitional pension assets and pension plan contributions
 in excess of charges to income (Note 19(a))						      $	  426.8       $	  367.9
Cost of issuing debt securities, less amortization						   39.2 	   53.4
Deferred hedging asset										     - 		  134.1
Deferred customer activation and installation costs (Note 1(c))					   80.8 	  100.3
Other												   63.9 	   73.4
---------------------------------------------------------------------------------------------------------------------------------
											      $	  610.7       $	  729.1
=================================================================================================================================

12. Goodwill

For the year ended December 31, 2003, goodwill additions, arising from acquisitions, and in 2003, contingent consideration paid in respect of a prior year's acquisition, were $1.2 million (2002 - $3.7 million). For the year ended December 31, 2003, goodwill reductions arising from the disposition of a minor business, and in 2002 from discontinued operations, were $7.8 million (2002 - $6.3 million).

During 2002, the Company updated its estimate of the net income tax benefits that were obtained in the course of acquiring Clearnet Communications Inc. on October 19, 2000. This resulted in an increase to the future income tax asset of $193.2 million in 2002, which has been recorded as a reduction of the unamortized balance of goodwill arising from the acquisition.

13. Short-Term Obligations

At December 31, 2003, the Company's available bilateral bank facilities totalled $74 million (2002 - $74 million), of which $3.3 million (2002 - NIL) was utilized in the form of an overdraft and $24 million (2002 - $5 million) was utilized as outstanding undrawn letters of credit.

14. Long-Term Debt

(a) Details of Long-Term Debt

($ in millions)
             Series		        Rate		         Maturity		  2003		           2002
---------------------------------------------------------------------------------------------------------------------------------
 TELUS Corporation Notes
             CA		                  7.5%(1)		 June 2006		  $1,572.1 		   $1,569.7
             U.S.		          7.5%(1)		 June 2007		   1,507.4 		    1,835.5
             U.S.		          8.0%(1)		 June 2011		   2,484.4 		    3,026.6
---------------------------------------------------------------------------------------------------------------------------------
						                                           5,563.9 		    6,431.8
---------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Credit Facilities     4.875%(2)	         May 2004		       7.0 		      655.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Debentures
             1		                12.00%(1)		 May 2010		      50.0 		       50.0
             2		                11.90%(1)		 November 2015		     125.0 		      125.0
             3		                10.65%(1)		 June 2021		     175.0 		      175.0
             5		                 9.65%(1)		 April 2022		     249.0 		      249.0
             A		                 9.50%(1)	  	 August 2004		     189.5 		      189.5
             B		                 8.80%(1)		 September 2025		     200.0 		      200.0
---------------------------------------------------------------------------------------------------------------------------------
						                                             988.5 		      988.5
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Medium Term Note Debentures
             96-9		        6.375%(1)		 August 2004		      20.0 		       20.0
             99-1		         7.25%(1)		 June 2030		       0.1 		      151.0
---------------------------------------------------------------------------------------------------------------------------------
		                                                                              20.1 		      171.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Senior Discount Notes		                                       0.4 			0.8
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications (Quebec) Inc. First Mortgage Bonds
             T		                10.80%(1)		 March 2003			- 		       30.0
             U		                11.50%(1)		 July 2010		      30.0 		       30.0
---------------------------------------------------------------------------------------------------------------------------------
						                                              30.0 		       60.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications (Quebec) Inc. Medium Term Notes
             1		                 7.10%(1)		 February 2007		      70.0 		       70.0
---------------------------------------------------------------------------------------------------------------------------------
Capital leases issued at varying rates of interest from 5.3% to 18.0% and maturing on various
 dates up to 2008		                                                              10.3 		       10.1
---------------------------------------------------------------------------------------------------------------------------------
 Other 			                                                                       0.3 			0.5
---------------------------------------------------------------------------------------------------------------------------------
Total debt						                                   6,690.5 		    8,387.7
Less - current maturities					                             221.1 		      190.3
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt			                                            	         $ 6,469.4 		  $ 8,197.4
=================================================================================================================================

(1) Interest is payable semi-annually.
(2) Weighted average rate as at December 31, 2003 (2002 - 4.325%).

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

   2007 and 2011 Cross Currency Interest Rate Swap Agreements: With respect to the 2007 and 2011 (U.S. Dollar) Notes, U.S.$3.1 billion (2002 - U.S.$3.1 billion) in aggregate, the Company entered into cross currency interest rate swap agreements which effectively convert the principal repayments and interest obligations to Canadian dollar obligations with effective fixed interest rates of 8.109% (2002 - 8.109%) and 8.493% (2002 - 8.493%), respectively. The counterparties of the swap agreements are highly rated financial institutions and the Company does not anticipate any non-performance. TELUS has not required collateral or other security from the counterparties due to its assessment of their creditworthiness (see Note 3).

As disclosed in Note 1(g), the Company translates items such as the U.S. Dollar notes into equivalent Canadian dollars at the rate of exchange in effect at the balance sheet date. The swap agreements, which at December 31, 2003, comprised a deferred hedging liability of $739.6 million (see Note 15) (2002 - deferred hedging asset of $134.1 million, see Note 11), in addition to fixing the Company's effective interest rate, effectively fix the economic exchange rate of the U.S. Dollar notes at $1.5374:U.S.$1.00 (2002 - $1.5374:U.S.$1.00). The asset value of the swap agreements increases (decreases) when the balance sheet date exchange rate increases (decreases) the Canadian dollar equivalent of the U.S. Dollar notes.

   Repurchases: During the third quarter of 2002, the Company repurchased 2006 (Canadian Dollar) Notes, 2007 and 2011 (U.S. Dollar) Notes, with face values of $22.0 million, U.S.$133.5 million and U.S.$75.0 million, respectively. The gain on repurchasing these Notes and the gain on the corresponding amount of the 2007 and 2011 Cross Currency Interest Rate Swap Agreements terminated have been included as a component of financing costs (gain on redemption on long-term debt) (Note 5). Proceeds from the public issuance of Non-Voting Shares (Note 16(k)) in the third quarter of 2002 were, effectively, used to repurchase these Notes as well as TELUS Communications Inc. Debentures and TELUS Communications Inc. Medium Term Notes.

(c) TELUS Corporation Credit Facilities

TELUS Corporation's unsecured syndicated bank credit facilities at December 31, 2003, consisted of: i) a $1.5 billion (or the U.S. Dollar equivalent) revolving credit facility with a three-year term expiring on May 30, 2004, used for general corporate purposes, and ii) a 364-day facility with $600 million (or the U.S. Dollar equivalent) in available credit on a revolving basis until May 26, 2004, at which time it may be extended, given majority lender approval, for an additional 364-day revolving period or, if an extension is not granted, on a non-revolving basis for 364 days for any amounts outstanding at May 26, 2004. The 364-day facility may be used for general corporate purposes including the backstop of commercial paper issued by the Company or TELUS Communications Inc.

The $1.5 billion and the 364-day facilities bear interest at prime rate, U.S. Dollar Base Rate, Bankers' Acceptance rate or LIBOR, plus applicable margins.

Outstanding undrawn letters of credit under the $1.5 billion facility at December 31, 2003, totalled $98.2 million (2002 - $47.0 million). The 364-day facility was undrawn at year-end and there were no outstanding undrawn letters of credit.

(d) TELUS Communications Inc. Debentures

The outstanding Series 1 through 5 debentures were issued by BC TEL, a predecessor corporation of TELUS Communications Inc., under a Trust Indenture dated May 31, 1990 and are non-redeemable.

The outstanding Series A Debentures and Series B Debentures were issued by AGT Limited, a predecessor corporation of TELUS Communications Inc., under a Trust Indenture dated August 24, 1994 and a supplemental trust indenture dated September 22, 1995 relating to Series B Debentures only. They are redeemable at the option of the Company, in whole at any time or in part from time to time, on not less than 30 days' notice at the Government of Canada Yield plus 15 basis points. During 1995 the Company terminated an interest rate swap contract relating to the Series A Debentures and realized a gain on early termination in the amount of $16.8 million which is being amortized and credited to interest expense over the remaining term of the Series A Debentures. The amortization of the gain resulted in an effective rate of interest on Series A Debentures in 2003 of 8.79% (2002 - 8.79%).

Pursuant to an amalgamation on January 1, 2001, all these Debentures became obligations of TELUS Communications Inc. The debentures are not secured by any mortgage, pledge or other charge and are governed by certain covenants including a negative pledge and a limitation on issues of additional debt, subject to a debt to capitalization ratio and interest coverage test.

   Repurchases: During the second half of 2002, the Company repurchased TELUS Communications Inc. Debentures, due August 2004, with a face value of $10.5 million. The gain on repurchasing these Debentures has been included as a component of financing costs (gain on redemption on long-term debt) (Note 5). Proceeds from the public issuance of Non-Voting Shares (Note 16(k)) in the third quarter of 2002 were, effectively, used to repurchase some of these Debentures as well as TELUS Corporation Notes and TELUS Communications Inc. Medium Term Notes.

(e) TELUS Communications Inc. Medium Term Note Programs

At December 31, 2003, TELUS Communications Inc. had two series of extendible medium term notes outstanding. These unsecured notes were originally issued by BC TEL pursuant to a Trust Indenture dated May 31, 1990 and a supplement dated October 24, 1994. In June 2000, $200 million of 6.4% notes were issued that were to mature in June 2003 and were extendible to 2030 at the option of the holder. If extended, the coupon rate increases to 7.25%. In June 2003, $150.9 million of the notes matured and were repaid. At December 31, 2003, the remaining series of medium term notes, totaling $20.1 million, have maturities of $20 million in 2004 and $0.1 million in 2030. The $20 million note, which currently has a maturity date of August 2004, is extendible at the option of TELUS Communications Inc. on a periodic basis through 2007.

   Repurchases: During the third quarter of 2002, the Company repurchased TELUS Communications Inc. 6.4% Medium Term Notes with a face value of $49.0 million. The gain on repurchasing these Notes has been included as a component of financing costs (gain on redemption on long-term debt) (Note 5). Proceeds from the public issuance of Non-Voting Shares (Note 16(k)) in the third quarter of 2002 were, effectively, used to repurchase these Notes as well as TELUS Corporation Notes and TELUS Communications Inc. Debentures.

(f) TELUS Communications Inc. Senior Discount Notes

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

(g) TELUS Communications (Quebec) Inc. First Mortgage Bonds

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

(h) TELUS Communications (Quebec) Inc. Medium Term Note Program

The medium term notes were issued under a trust indenture dated September 1, 1994 as supplemented from time to time, and are unsecured and not redeemable prior to maturity. New issues of medium term notes are subject to restrictions as to debt ratio and interest coverage.

(i) Long-Term Debt Maturities Anticipated requirements to meet long-term debt repayments during each of the five years ending December 31 are as follows:

(millions)	                                                         Credit facilities    Other(1)        Total(1)
---------------------------------------------------------------------------------------------------------------------------------
2004	                                                                 $   7.0              $   214.1       $   221.1
2005	                                                                      -                     1.5             1.5
2006	                                                                      -                 1,579.5         1,579.5
2007 	                                                                      -                 1,869.7         1,869.7
2008	                                                                      -                     1.8             1.8

(1)	 Where applicable, repayments reflect hedged foreign exchange rates

15. Other Long-Term Liabilities

(millions)										      2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Deferred gain on sale-leaseback of buildings	                                              $   109.1       $   111.1
Pension and other post-retirement liabilities (Note 19(a))	                            	  161.3 	  149.7
Deferred hedging liability		                                                          739.6 	     -
Deferred customer activation and installation fees (Note 1(c))		                           80.8 	  100.3
Other		                                                                                   82.9 	   44.2
---------------------------------------------------------------------------------------------------------------------------------
	                                                                                      $	1,173.7       $   405.3
=================================================================================================================================

16. Shareholders' Equity

(a) Details of Shareholders' Equity

($ in millions except per share amounts)						      2003	       2002
---------------------------------------------------------------------------------------------------------------------------------
Convertible debentures (b)								      $	  149.6       $	  148.5
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Preference Shares and Preferred Shares (c)
	Authorized	                        Amount
	  Non-voting first preferred shares 	Unlimited
	                                                               Redemption
	Issued	                                                       Premium
	Cumulative
	$6.00	Preference			 8,090		       10.0%		            0.8 	    0.8
	$4.375	Preferred			53,000			4.0%		            5.3 	    5.3
	$4.50	Preferred			47,500			4.0%		            4.8 	    4.8
	$4.75	Preferred			71,250			5.0%		            7.1 	    7.1
	$4.75	Preferred (Series 1956)		71,250			4.0%		            7.1 	    7.1
	$5.15	Preferred		       114,700			5.0%		           11.5 	   11.5
	$5.75	Preferred			96,400			4.0%		            9.6 	    9.6
	$6.00	Preferred			42,750			5.0%		            4.3 	    4.3
	$1.21 	Preferred 		       768,400			4.0%		           19.2 	   19.2
---------------------------------------------------------------------------------------------------------------------------------
	                                                                        	           69.7 	   69.7
---------------------------------------------------------------------------------------------------------------------------------
Preferred equity
     Authorized	                             Amount
       First Preferred Shares	           1,000,000,000
       Second Preferred Shares	           1,000,000,000
Common equity
    Shares
       Authorized			     Amount
       Common Shares	                   1,000,000,000
       Non-Voting Shares	           1,000,000,000
    Issued
       Common Shares (d)		                                                        2,349.1 	2,275.1
       Non-Voting Shares (d)		                                                        3,296.6 	3,243.2
    Options and warrants (e)		                                                           51.5 	   56.8
    Accrual for shares issuable under channel stock incentive plan (f)		                    0.6 	    0.3
    Cumulative foreign currency translation adjustment		                                   (2.7)	    1.2
    Retained earnings		                                                                  741.7 	  630.4
    Contributed surplus		                                                                    5.9 	    7.4
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                6,442.7 	6,214.4
---------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity	                                                              $	6,662.0       $	6,432.6
---------------------------------------------------------------------------------------------------------------------------------

(b) Convertible Debentures

The 6.75% convertible debentures are unsecured, subordinated obligations of the Company which mature on June 15, 2010, and are convertible at the holders' option into Non-Voting Shares of the Company at a rate reflecting a share price of $39.73. The convertible debentures were not redeemable prior to June 15, 2003. Redemption in the period from June 15, 2003 through June 15, 2005, is allowed provided that the average trading price of Non-Voting Shares for a defined period exceeds 125% of the conversion price.

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

(c) TELUS Communications Inc. Preference and Preferred Shares

TELUS Communications Inc. has the right to redeem the Preference and Preferred shares upon giving three months' previous notice. On February 12, 2004, TELUS Communications Inc. announced its intention to redeem all nine classes of its outstanding preference and preferred shares during the third quarter of 2004 for total consideration of approximately $72.8 million.

(d) Changes in Common Shares and Non-Voting Shares

Years ended December 31						2003					2002
---------------------------------------------------------------------------------------------------------------------------------
	                                               Number of        Amount                  Number          Amount
                                                       shares	       (millions)		of shares	(millions)
---------------------------------------------------------------------------------------------------------------------------------
Common Shares
  Beginning of year		                   187,271,994 	       $ 2,275.1 	        181,386,310 	$ 2,186.4
  Exercise of share options (g)		                36,682 		     0.7 		     77,937 	      1.7
  Exercise of pre-emptive rights (h)		          - 		      - 		    596,993 	     13.3
  Employees' purchase of shares (i)	             3,175,129 		    67.1 		  4,806,260 	     68.1
  Dividends reinvested in shares		       316,210 		     6.2 		    404,494 	      5.6
---------------------------------------------------------------------------------------------------------------------------------
  End of year		                           190,800,015 	       $ 2,349.1 		187,271,994 	$ 2,275.1
=================================================================================================================================
Non-Voting Shares
  Beginning of year		                   158,407,931 	       $ 3,243.2 		120,840,391 	$ 2,861.4
  Exercise of warrants (e)		                  - 		      - 		     28,667 	      1.1
  Channel stock incentive plan (f)	               46,150 		     1.0 		     26,950 	      0.3
  Exercise of share options (g)		              346,357 		    11.6 		     30,511 	      0.7
  Acquisitions and other (j)		                 (16)		      - 		    (25,288)	     (0.9)
  Public issuance of shares (k)		                   - 		      - 		 34,250,000 	    327.8
  Dividend Reinvestment and Share Purchase Plan (l)
  Dividends reinvested in shares		     2,189,432 		    39.8 		  3,112,647 	     51.1
  Optional cash payments		                52,515 		     1.0 		    144,053 	      1.7
---------------------------------------------------------------------------------------------------------------------------------
End of year		                           161,042,369 	       $ 3,296.6 		158,407,931 	$ 3,243.2
=================================================================================================================================

(e) Options and Warrants

Upon its acquisition of Clearnet in 2000, the Company was required to record the intrinsic value of Clearnet options and warrants outstanding at that time. As these options and warrants are exercised (see (d)), the corresponding intrinsic values are reclassified to share capital. As these options and warrants are forfeited or expire, the corresponding intrinsic values are reclassified to contributed surplus. Proceeds arising from the exercise of these options and warrants are credited to share capital.

Under the terms of the arrangement to acquire Clearnet, effective January 18, 2001, TELUS Corporation exchanged the warrants held by former Clearnet warrant holders. Each warrant entitles the holder to purchase a Non-Voting Share at a price of U.S.$10.00 per share until September 15, 2005. As at December 31, 2003, 0.8 million (2002 - 0.8 million) warrants remained outstanding.

(f) Channel Stock Incentive Plan

The Company initiated the Plan to increase sales of various products and services by providing additional performance-based compensation in the form of Non-Voting Shares. The Company has reserved 0.2 million (2002 - 0.3 million) shares for issuance under the Plan. As at December 31, 2003, shares earned, but not yet issued, are accrued as a component of Common Equity.

(g) Share Option Plans

The Company has a number of share option plans under which directors, officers and other employees receive options to purchase Common Shares and/or Non-Voting Shares at a price equal to the fair market value at the time of grant. Options granted under the plans may be exercised over specific periods not to exceed 10 years from the time of grant. At December 31, 2003, 29.5 million (2002 - 25.8 million) shares are reserved for issuance under the share option plans.

The following table presents a summary of the activity related to the Company's share options plans for the years ended December 31.

Years ended December 31						2003					2002
---------------------------------------------------------------------------------------------------------------------------------
	                                                                Weighted                                Weighted
                                                        Number of 	average option          Number of       average option
                                                        shares	        price		        shares		price
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year		              24,689,860 	$ 25.60 		19,668,368 	$  29.11
Granted		                                       3,485,225 	  21.32 		7,000,720 	   17.19
Exercised		                                (383,039)	  14.53 		(108,448)	   20.56
Forfeited		                              (1,801,305)	  30.50 		(1,827,553)	   31.17
Expired (and cancelled)		                        (216,909)	  25.03 		(43,227)	   34.82
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of year		              25,773,832 	  24.85 		24,689,860 	   25.60
=================================================================================================================================

The following is an option price stratification of the Company's share options outstanding as at December 31, 2003.

	                                            Options outstanding		                   Options exercisable
                                              ----------------------------------------------------------------------------

			                              Weighted
                            		              average           Weighted                                Weighted
                              Number of               remaining         average option          Number of       average option
Range of option prices        shares                  contractual life	 price                  shares          price
---------------------------------------------------------------------------------------------------------------------------------
  $  4.43 -  5.95	           116,457 		4.9 years	$  5.91 		 116,457 	 $  5.91
     6.81 - 10.01		   415,615 		2.9 years	   7.91 		 350,877 	    7.82
    10.51 - 15.30		 1,911,286 		5.9 years	  13.90 		 820,628 	   12.90
    15.98 - 23.75		 5,944,076 		7.0 years	  16.72 	       1,249,854 	   17.27
    24.00 - 35.90		15,483,979 		7.1 years	  28.10 	      10,734,281 	   29.05
    36.78 - 46.75		 1,902,419 		5.8 years	  39.65 	       1,498,015 	   39.94
---------------------------------------------------------------------------------------------------------------------------------
		                25,773,832 						      14,770,112
=================================================================================================================================

(h) Pre-Emptive Rights

Verizon Communications Inc., a significant shareholder, has the right to acquire, from Treasury, its pro rata share of any issue, at the time of issue, by the Company of Common Shares and Non-Voting Shares, other than by way of grant of share options.

(i) Employee Share Purchase Plan

The Company has an employee share purchase plan under which eligible employees can purchase Common Shares through regular payroll deductions by contributing between 1% and 6% of their pay. The Company contributes two dollars for every five dollars contributed by an employee. The Company records its contributions as a component of operating expenses. During 2003, the Company contributed $20.6 million (2002 - $23.9 million) to this plan. Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to February 2001, when the issuance of shares from Treasury commenced, all Common Shares issued to employees under the plan were purchased on the market at normal trading prices.

(j) Acquisitions and Other

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

(k) Public Issuance of Non-Voting Shares

In the third quarter of 2002, the Company sold 34,250,000 Non-Voting Shares by way of a public offering in Canada and the United States at a price of $9.85 per share. Proceeds of $337.4 million were reduced by costs of issue of $14.5 million, less related future income taxes of $4.9 million.

(l) Dividend Reinvestment and Share Purchase Plan

The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible shareholders may acquire Non-Voting Shares through the reinvestment of dividends and additional optional cash payments. Excluding Non-Voting Shares purchased by way of additional optional cash payments, the Company, at its discretion, may offer the Non-Voting Shares at up to a 5% discount from the market price. Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year. Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the market. Prior to July 1, 2001, when the acquisition of shares from Treasury commenced, all Non-Voting Shares were acquired in the market at normal trading prices.

17.  Commitments and Contingent Liabilities

(a) CRTC Decisions 2002-34 and 2002-43 Deferral Accounts

On May 30, 2002, and on July 31, 2002, the CRTC issued Decision 2002-34 and 2002-43, respectively, and introduced the concept of a deferral account (see
Note 1(c)). The Company records a liability ($76 million as of December 31, 2003 (2002 - $23 million)) to the extent that activities it has undertaken, other qualifying events and realized rate reductions for Competitor Services do not extinguish it. Management is required to make estimates and assumptions in respect of the offsetting nature of these items. If the CRTC, upon its annual review of the Company's deferral account, disagrees with management's estimates and assumptions, the CRTC may adjust the deferral account balance and such adjustment may be material.

(b) Labour Negotiations

In 2000, TELUS commenced collective bargaining with the Telecommunications Workers Union for a new collective agreement replacing the five legacy agreements from BC TELECOM and Alberta-based TELUS. Following the Clearnet acquisition and subsequent transactions, the Mobility business assumed responsibility for separate negotiations for its unionized operations in British Columbia and Alberta. This is the first round of collective bargaining since the merger of BC TELECOM and TELUS Alberta and the Company's aim is to replace the multiple legacy collective agreements with a single collective agreement for the new bargaining unit.

During the fourth quarter of 2002, the Company's application to the Federal Minister of Labour, as provided for under the Canada Labour Code, requesting the appointment of a federal conciliator was granted. While the conciliation process is underway, the Canada Labour Code prohibits a strike or lock out.

In January 2003, the Company and the Telecommunications Workers Union signed a Maintenance of Activities agreement, as required by federal legislation. This agreement ensures the continuation of services to 911 emergency, police, fire, ambulance, hospitals and coast guard, with provisions to cover other potential emergency services necessary to prevent immediate and serious danger to the health or safety of the public, in the event of a work stoppage.

Also in January 2003, the Company and the Telecommunications Workers Union agreed to an extension of the conciliation process to include a global review of all outstanding issues and a subsequent 60-day conciliation period. In July 2003, the conciliators concluded their global review and released their action plan, which was agreed to and accepted by the Company and the Telecommunications Workers Union. The conciliators' action plan set out that a 60-day conciliation period would commence November 14, 2003, while, in the interim, pensions and employee benefits discussions would continue. The outstanding issues were not resolved at the end of the 60-day period.

On January 15, 2004, the Federal Minister of Labour appointed the two conciliators as mediators to continue to work with the Company and the Telecommunications Workers Union towards a possible resolution.

On January 28, 2004, the Canadian Industrial Relations Board ruled, in response to an unfair labour practice complaint filed by the Telecommunications Workers Union, that the Company must make an offer of binding arbitration to the Telecommunications Workers Union to settle the collective agreement between the parties. The Company made the offer of binding arbitration on January 29, 2004, and on January 30, 2004, the Telecommunications Workers Union accepted the offer. Under the provisions of binding arbitration, no legal labour disruption can occur.

(c) Contractual Obligations

The Company's known contractual obligations at December 31, 2003, are as follows:

	Long-term debt maturities(1)
                (see Note 14)
       ------------------------------
                   All except                           Other long-term     Operating
                   capital                              liabilities(2)      leases                 Purchase
(millions)	   leases	      Capital leases	(see Note 15)      (see Note 17(d))        obligations(3)       Total
---------------------------------------------------------------------------------------------------------------------------------
2004	           $  217.1 	      $	 4.0 	        $ 22.6 	           $ 163.2 	           $ 650.5 	       $1,057.4
2005		         - 		 1.5 		  17.8 		     141.9 	             341.8 	          503.0
2006	            1,578.0 		 1.5 		  14.0 		     126.1 	              95.0 	        1,814.6
2007	            1,868.2 		 1.5 		  14.0 		     118.4 	              35.8 	        2,037.9
2008	 	         - 		 1.8 		  14.2 		     109.8 	              31.1 	          156.9
Thereafter          3,785.4 		  - 		 109.8 		     399.3 	               7.4 	        4,301.9
---------------------------------------------------------------------------------------------------------------------------------
Total	           $7,448.7 	      $ 10.3 	       $ 192.4 	          $1,058.7 	          $1,161.6 	       $9,871.7
=================================================================================================================================

(1) Where applicable, long-term debt maturities reflect hedged foreign exchange rates. As disclosed in Note 2(g), long-term debt will include the Company's convertible debentures (Note 16(b)) commencing January 1, 2004. As the Company has the unrestricted ability to settle the interest, principal and redemption payments through the issuance of Non-Voting Shares, the convertible debentures have not been included in this schedule.
(2) Items that do not result in a future outlay of economic resources, such as deferred gains on sale-leasebacks of buildings and deferred customer activation and installation fees, have been excluded. As long-term debt maturities reflect hedged foreign exchange rates, the deferred hedging liability is included therein. Funding of pension and other benefit plans has been included for 2004 for all plans that have a net accrued benefit liability position as at the current year end; only funding of unfunded plans has been included in years subsequent to 2004, up to the liability recognized at the current year end.
(3) Where applicable, purchase obligations reflect foreign exchange rates as at the current year end. Purchase obligations include both future operating and capital expenditures that have been contracted for as at the current year end and include most likely estimates of prices and volumes where necessary. As purchase obligations reflect market conditions at the time the obligation was incurred for the items being purchased, they may not be representative of future years. Obligations arising from personnel supply contracts and other such labour agreements have been excluded.

The Company's estimate of 2004 expenditures for capital assets is $1,225 million. Substantial purchase commitments have been made in connection with these capital assets as at December 31, 2003.

(d) Leases

The Company occupies leased premises in various centres and has land, buildings and equipment under operating leases. As a result of the consolidation of leased premises arising from the Operational Efficiency Program (see Note 4), some of the leased building premises were sub-let. At December 31, 2003, the future minimum lease payments under capital leases and operating leases, and future receipts from real estate operating sub-leases, are as follows:


			                 Operating lease payments
                          ------------------------------------------------------------------------------


												           Operating
			              Land and buildings						   lease
           Capital	  -----------------------------------------	   Vehicles 			   receipts from
	   lease			   Occupancy			   and other			   sub-let land
(millions) payments	   Rent		   costs	  Gross		   equipment	   Total           and buildings
2004	   $  4.3 	   $  96.9 	   $  47.9 	   $ 144.8 	   $  18.4 	   $ 163.2 	   $  1.9
2005	      1.7 	      83.8 	      43.9 	     127.7 	      14.2 	     141.9 	      0.8
2006	      1.7 	      75.1 	      43.5 	     118.6 	       7.5 	     126.1 	      0.5
2007	      1.7 	      70.9 	      44.3 	     115.2 	       3.2 	     118.4 	       -
2008	      1.9 	      65.4 	      44.0 	     109.4 	       0.4 	     109.8 	       -
---------------------------------------------------------------------------------------------------------------------------------
Total future
 minimum lease
 payments    11.3
Less imputed
interest      1.0
---------------------------------------------------------------------------------------------------------------------------------
 Capital lease
liability  $ 10.3
---------------------------------------------------------------------------------------------------------------------------------

(e) Guarantees

Effective for reporting periods ending after December 31, 2002, Canadian GAAP requires the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events; in the normal course of its operations, the Company enters into obligations which GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company.

Performance guarantees: Performance guarantees contingently require a guarantor to make payments to a guaranteed party based on a third party's failure to perform under an obligating agreement. TELUS provides sales price guarantees in respect of employees' principal residences as part of its employee relocation policies. In the event that the Company is required to honour such guarantees, it purchases (for immediate resale) the property from the employee.

The Company has guaranteed a third party's financial obligation as a part of a facility naming rights agreement. The guarantee runs through to December 31, 2014, on a declining-balance basis and is of limited recourse.

In 2003, the Company guaranteed a customer's financial obligation to a third party in respect of telecommunication equipment that the Company is supplying to the customer. The Company could be required to make a payment to the third party in the event that the customer does not accept the telecommunications equipment as a result of a major failure of the equipment that prevents the equipment from meeting specified service levels. The guarantee runs through to July 1, 2004, and the Company has recourse to the underlying assets.

As at December 31, 2003, the Company has no liability recorded in respect of the aforementioned performance guarantees.

Financial guarantees: In conjunction with its 2001 exit from the equipment leasing business, the Company provided a guarantee to a third party with respect to certain specified telecommunication asset and vehicle leases. If the lessee were to default, the Company would be required to make a payment to the extent that the realized value of the underlying asset is insufficient to pay out the lease; in some instances, the Company could be required to pay out the lease on a gross basis and realize the underlying value of the leased asset itself. As at December 31, 2003, the Company has a liability of $1.5 million recorded in respect of these lease guarantees.

The following table quantifies the maximum undiscounted guarantee amounts as at December 31, 2003, without regard for the likelihood of having to make such payment.

                                                                Performance             Financial
(millions)			                                guarantees(1)	        guarantees(1)		Total
---------------------------------------------------------------------------------------------------------------------------------
2004			                                        $   7.2 		$   5.1 		$   12.3
2005				                                    2.0 		    4.0 		     6.0
2006			     	                                    1.8 		    2.9 		     4.7
2007				                                    1.6 		    1.4 		     3.0
2008				                                    1.4 		    0.5 		     1.9
---------------------------------------------------------------------------------------------------------------------------------

(1) Annual amounts for performance guarantees and financial guarantees include the maximum guarantee amounts during any year of the term of the guarantee.

Indemnification obligations: In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the purchaser's increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company's proportionate share would be 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the purchaser being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the purchaser in respect of any losses that the purchaser incurred.

The Company has no liability recorded, as at December 31, 2003, in respect of indemnification obligations.

(f) Verizon Communications Inc. Agreement

Effective 2001, the Company has entered into an agreement with Verizon Communications Inc., a significant shareholder, with respect to acquiring certain rights to Verizon's software, technology, services and other benefits, thereby replacing and amending a previous agreement between the Company and GTE Corporation. The agreement is renewable annually at the Company's sole option up to December 31, 2008, and it has been renewed for 2004. Assuming renewal through to 2008, the total commitment under the agreement is U.S.$102 million for the period 2004 to 2008 and the current contractual obligation for 2004, none of which is capital in nature, is U.S.$20 million (see Note 21).

(g) Claims and Lawsuits

A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position.

18. Additional Financial Information

(a) Income Statement
Years ended December 31 (millions)								2003		2002
=================================================================================================================================
Advertising expense		                                                              $   153.2       $   153.3
=================================================================================================================================
(b) Balance Sheet

(millions)										        2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Accounts receivable
  Customer accounts receivable						                      $	  624.1       $	  524.7
  Accrued receivables								                  158.4 	  179.2
  Allowance for doubtful accounts							          (67.6)	  (71.8)
  Other									  	                    8.9 	    8.3
---------------------------------------------------------------------------------------------------------------------------------
										              $	  723.8       $   640.4
=================================================================================================================================

Prepaid expense and other
  Prepaid expenses							                      $	   86.6       $   106.1
  Deferred customer activation and installation costs				                   77.2 	   57.3
  Other										                    8.6 	    0.1
---------------------------------------------------------------------------------------------------------------------------------
 										              $	  172.4        $  163.5
=================================================================================================================================

Accounts payable and accrued liabilities
  Trade accounts payable							              $	  377.2        $  334.8
  Accrued liabilities								                  384.1 	  388.1
  Payroll and other employee-related liabilities					          430.4 	  359.7
  Interest payable								                   72.4 	   77.7
  Other										                   30.0 	   38.5
---------------------------------------------------------------------------------------------------------------------------------
 										              $ 1,294.1       $	1,198.8
=================================================================================================================================

Advance billings and customer deposits
  Advance billings							                      $	  340.9       $	  247.0
  Deferred customer activation and installation fees				                   77.2 	   57.3
  Customer deposits							 	                   26.9 	   26.0
---------------------------------------------------------------------------------------------------------------------------------
 										              $	  445.0       $	  330.3
=================================================================================================================================
(c) Supplementary Cash Flow Information

Years ended December 31 (millions)						 	        2003		2002
=================================================================================================================================
Net change in non-cash working capital
  Accounts receivable								              $	  (83.4)      $	  327.6
  Income and other taxes receivable						                  (53.4)	 (126.8)
  Inventories									                  (27.0)	   21.8
  Prepaid expenses and other							                   (0.8)	   11.1
  Accounts payable and accrued liabilities					                   73.2 	   26.0
  Advance billings and customer deposits						          114.7 	   19.5
---------------------------------------------------------------------------------------------------------------------------------
 										              $	   23.3       $	  279.2
=================================================================================================================================
 Disbursements made in conjunction with Operational Efficiency Program
  Workforce reduction
    Voluntary (Early Retirement Incentive Plan, Voluntary DepartureIncentive Plan and other)  $	  184.1       $	  131.0
		Involuntary and other							           81.7 	  109.7
    Lease termination								                    7.9 	    7.0
    Other										           14.0 	   26.1
---------------------------------------------------------------------------------------------------------------------------------
 										              $	  287.7       $	  273.8
=================================================================================================================================

19. Employee Future Benefits

The Company has a number of defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to most of its employees. Other benefit plans include TELUS Quebec Inc. healthcare costs. The benefit plan(s) in which an employee is a participant in reflects the general development of the Company.

Pension Plan for Management and Professional Employees of TELUS Corporation:
This defined benefit pension plan, which comprises approximately one-quarter of the Company's total accrued benefit obligation, provides a non-contributory base level of pension benefits. Additionally, on a contributory basis, employees can periodically choose increased and enhanced levels of pension benefits over the base level of pension benefits. At an enhanced level of pension benefits, the defined benefit pension plan has indexation of 100% of a specified cost-of-living index, to a maximum of 2%. Pensionable remuneration is determined by the average of the best five consecutive years.

TELUS Corporation Pension Plan: Management and professional employees in Alberta who joined the Company prior to January 1, 2001, and certain unionized employees are covered by this contributory defined benefit pension plan, which comprises slightly more than one-half of the Company's total accrued benefit obligation. Indexation is up to 70% of a specified cost-of-living index and pensionable remuneration is determined by the average of the best five years in the last ten years preceding retirement.

TELUS Communications Quebec Pension Plan: This contributory defined benefit, multiple employer pension plan, which comprises approximately one-tenth of the Company's total accrued benefit obligation, has no indexation and pensionable remuneration is determined by the average of the best four years.

TELUS Edmonton Pension Plan: This contributory defined benefit pension plan ceased accepting new participants January 1, 1998. Indexation is 60% of a specified cost-of-living index and pensionable remuneration is determined by the annualized average of the best sixty consecutive months in the last ten years preceding retirement.

Other defined benefit pension plans: In addition to the foregoing plans, the Company has non-registered, non-contributory supplementary defined benefit pension plans which have the effect of maintaining the earned pension benefit once the allowable maximums in the registered plans are attained.

The Company has three contributory, non-indexed pension plans arising from a pre-merger acquisition which comprise less than 1% of the Company's total accrued benefit obligation; these plans ceased accepting new participants September 1989.

Other defined benefit plans: Other defined benefit plans, which are all non-contributory, are comprised of a disability income plan, a healthcare plan for retired employees and two life insurance plans. The healthcare plan for retired employees and one of the life insurance plans ceased accepting new participants effective January 1, 1997; the second life insurance plan ceased accepting new participants July 1, 1994.

Telecommunication Workers Pension Plan: Certain employees in British Columbia are covered by a union pension plan. Contributions are determined in accordance with provisions of negotiated labour contracts and are generally based on employee gross earnings.

Defined contribution pension plans: The Company's defined contribution pension plan requires a base level of Company contributions. Additionally, employees can annually choose to contribute to the plan, at a rate of between 3% and 6% of their pay, and the Company will match the contributions of the employees to a maximum of 50%. Similarly, for certain employees, the Company offers registered retirement savings plan-based programs; in one program the Company contributes 3% of employee pay and in the other the Company matches employee contributions, dollar for dollar, to a maximum of $2,500 per employee.

(a) Defined benefit plans

Information concerning the Company's defined benefit plans, in aggregate, is as follows:
							Pension Benefit Plans			Other Benefit Plans
(millions)						2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Accrued benefit obligation:
  Balance at beginning of year	                      $	4,585.7       $	4,400.5 	      $	   67.3       $	   61.3
  Current service cost		                          100.6 	  114.2 		    5.0 	    4.5
  Interest cost		                                  307.0 	  296.2 		    3.8 	    7.5
  Benefits paid (b)		                         (234.6)	 (195.7)		   (4.9)	   (4.8)
  Early retirement benefits (c)		                    - 		    9.4 		     - 		     -
  Impact of voluntary departure incentive program           - 		  (35.0)		     - 		     -
  Actuarial loss (gain)		                          280.0 	   (5.9)		   (3.5)	   (1.2)
  Plan amendments		                             - 		    2.0 		     - 		     -
---------------------------------------------------------------------------------------------------------------------------------
	Balance at end of year (d)		        5,038.7 	4,585.7 		   67.7            67.3
---------------------------------------------------------------------------------------------------------------------------------
Plan assets (e):
  Fair value at beginning of year		        4,506.8 	4,739.0 		   52.8 	   45.7
  Annual return on plan assets		                  599.6 	 (144.3)		    0.9 	    3.4
  Employer contributions (f)		                   95.3 	   68.2 		    0.8 	    8.5
  Employees' contributions		                   35.3 	   39.6 		     - 		     -
  Benefits paid (b)		                         (234.6)	 (195.7)		   (4.9)	   (4.8)
---------------------------------------------------------------------------------------------------------------------------------
	Fair value at end of year		        5,002.4 	4,506.8 		   49.6 	   52.8
---------------------------------------------------------------------------------------------------------------------------------
Funded status - plan surplus (deficit)		          (36.3)	  (78.9)		  (18.1)	  (14.5)
Unamortized net actuarial loss (gain)		          793.3 	  806.7 		  (16.3)	  (20.0)
Unamortized past service costs		                    7.3 	    7.9 		     - 		     -
Unamortized transitional obligation (asset)		 (367.6)	 (412.4)		    4.8 	    5.6
---------------------------------------------------------------------------------------------------------------------------------
Accrued benefit asset (liability)		          396.7 	  323.3 		  (29.6)	  (28.9)
Valuation allowance		                         (101.6)	  (76.2)		     - 		     -
---------------------------------------------------------------------------------------------------------------------------------
Accrued benefit asset (liability), net of valuation
 allowance	                                      $	  295.1         $ 247.1 	      $	  (29.6)      $   (28.9)
=================================================================================================================================

The accrued benefit asset (liability), net of valuation allowance, is reflected in the Consolidated Balance Sheets as follows:
(millions)											2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Pension benefit plans					                                      $	  295.1       $   247.1
Other benefit plans						                                  (29.6)	  (28.9)
---------------------------------------------------------------------------------------------------------------------------------
					                                                      $	  265.5       $   218.2
=================================================================================================================================
Presented on the Consolidated Balance Sheets as:
  Deferred charges (Note 11)					                              $	  426.8       $	  367.9
  Other long-term liabilities (Note 15)						                 (161.3)	 (149.7)
---------------------------------------------------------------------------------------------------------------------------------
					                                                      $	  265.5       $	  218.2
=================================================================================================================================

The measurement date used to determine the plan assets and accrued benefit obligation was December 31.

The Company's net defined benefit plan costs were as follows:
Years ended December 31 (millions)	                  2003		                                 2002
---------------------------------------------------------------------------------------------------------------------------------
					Incurred in 	Matching 	Recognized	Incurred in    Matching        Recognized
                                        year            adjustments(1)	in year         year           adjustments(1)  in year
---------------------------------------------------------------------------------------------------------------------------------
Pension benefit plans
 Current service cost	               $  65.3 	       $    - 	        $  65.3  	$  73.9        $    - 	       $  73.9
 Interest cost		                 307.0 		    - 		  307.0 	  296.2 	    - 		 296.2
 Return on plan assets		        (599.6)		 265.0 		 (334.6)	  144.3 	(506.9)		(362.6)
 Past service costs		            - 		   0.6 		    0.6 	    2.0 	  (2.0)		    -
 Actuarial loss (gain)		         280.0 		(250.7)		   29.3 	   (5.9)	   5.8 		  (0.1)
 Valuation allowance provided
  against accrued benefit asset		    - 		  25.4 		   25.4 	     - 		  25.4 		  25.4
 Amortization of transitional
  obligation (asset)		            - 		 (44.8)		  (44.8)	     - 		 (44.8)	 	 (44.8)
---------------------------------------------------------------------------------------------------------------------------------
		                          52.7 		  (4.5)		   48.2 	  510.5 	(522.5)		 (12.0)
Early retirement benefits		    - 		    - 		     - 		    5.4 	    - 		   5.4
---------------------------------------------------------------------------------------------------------------------------------
	                               $  52.7 	       $  (4.5)		$  48.2 	$ 515.9        $(522.5)	       $  (6.6)
=================================================================================================================================

(1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

Years ended December 31 (millions)			2003						2002
---------------------------------------------------------------------------------------------------------------------------------
					Incurred in 	Matching 	Recognized	Incurred in    Matching        Recognized
                                        year            adjustments(1)	in year         year           adjustments(1)  in year

---------------------------------------------------------------------------------------------------------------------------------
Other benefit plans
 Current service cost	               $   5.0 	       $    - 		$   5.0 	$   4.5        $    - 	       $   4.5
 Interest cost		                   3.8 		    - 		    3.8 	    7.5 	    - 		   7.5
 Return on plan assets		          (0.9)		  (1.8)		   (2.7)	   (3.4)	   0.1 		  (3.3)
 Actuarial loss (gain)		          (3.5)		   2.3 		   (1.2)	   (1.2)	  (0.6)		  (1.8)
 Amortization of transitional
  obligation (asset)		            - 		   0.8 		    0.8 	     - 		   0.8 		   0.8
---------------------------------------------------------------------------------------------------------------------------------
	                               $   4.4 	       $   1.3 		$   5.7 	$   7.4        $   0.3 		$  7.7
=================================================================================================================================

(1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

(b) Benefit payments

Estimated future benefit payments from the Company's defined benefit plans are as follows:

				                        					Pension 	Other Benefit
Years ending December 31 (millions)	                                                        Benefit Plans   Plans
---------------------------------------------------------------------------------------------------------------------------------
2004											      $	  237.0       $	    5.1
2005												  242.8 	    5.3
2006												  253.4 	    5.5
2007												  265.0 	    5.7
2008												  276.9 	    5.9
2009 - 2013											1,601.6 	   32.5

(c) Early retirement benefits

A component of the Company's Operational Efficiency Program (see Note 4) was early retirement incentives. The early retirement incentives allowed qualifying employees the opportunity to retire with a normal pension earlier than they otherwise would have. The benefits expense related to the early retirement incentives has been included in the Consolidated Statements of Income as "Restructuring and workforce reduction costs".

(d) Benefit obligations

Included in the defined benefit accrued benefit obligations at year-end are the following amounts in respect of defined benefit plans that are not funded:

                                                        Pension Benefit Plans		        Other Benefit Plans
(millions)						2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Accrued benefit obligation	                      $   146.6       $	  148.8 	      $	   27.7       $	   25.2
=================================================================================================================================

At December 31, 2003 and 2002, undrawn Letters of Credit secured certain of the unfunded defined benefit pension plans (see Note 14(c)).

The accumulated benefit obligation (which differs from the accrued benefit obligation in that it does not include assumptions about future compensation levels) for all defined benefit pension plans at December 31, 2003, was $4,744.0 million (2002 - $4,277.0 million). The accumulated benefit obligation for defined benefit pension plans that are not funded at December 31, 2003, was $128.0 million (2002 - $107.1 million).

(e) Plan investment strategies and policies

The Company's primary goal for the defined benefit plans is to ensure the security of the retirement income and other benefits of the plan members and their beneficiaries. A secondary goal of the Company is to maximize the long-term rate of return of the defined benefit plans' assets within a level of risk acceptable to the Company.

Risk management: The Company considers absolute risk (the risk of contribution increases, inadequate plan surplus and unfunded obligations) to be more important than relative return risk. Accordingly, the defined benefit plans' designs, the nature and maturity of defined benefit obligations and characteristics of the plans' memberships significantly influence investment strategies and policies. The Company manages risk through specifying allowable and prohibited investment types, setting diversification strategies and determining target asset allocations.

Allowable and prohibited investment types: Allowable and prohibited investments types, along with associated guidelines and limits, are set out in each fund's Pension Benefits Standards Act required Statement of Investment Policies and Procedures ("SIP&P") which is reviewed and approved annually by management and the Company's Pension Committee or designated governing fiduciary, respectively. The SIP&P guidelines and limits are further governed by the Pension Benefits Standards Regulations' permitted investments and lending limits. As well as conventional investments, each fund's SIP&P may provide for the use of derivative products to facilitate investment operations and to manage risk provided that no short position is taken, no use of leverage is made and there is no violation of guidelines and limits established in the SIP&P. Internally managed funds are prohibited from increasing grandfathered investments in securities of the Company or Verizon Communications Inc., a significant shareholder; grandfathered investments were made prior to the merger of BC TELECOM Inc. and TELUS Corporation, the Company's predecessors. Externally managed funds are permitted to invest in securities of the Company and Verizon Communications Inc., a significant shareholder, provided that the investments are consistent with the funds' mandate and are in compliance with the relevant SIP&P.

Diversification: The Company's strategy for equity security investments is to be broadly diversified across individual securities, industry sectors and geographical regions. A meaningful portion (15-25% of total plans' assets) of the investment in equity securities is allocated to foreign equity securities with the intent of further increasing the diversification of the plans' assets. Debt securities may include a meaningful allocation to mortgages with the objective of enhancing cash flow and providing greater scope for the management of the bond component of the plans' assets. Debt securities also may include real return bonds to provide inflation protection, consistent with the indexed nature of some defined benefit obligations. Real estate investments are used to provide diversification of plans' assets, potential long-term inflation hedging and comparatively stable investment income.

Relationship between plan assets and benefit obligations: With the objective of lowering its long-term costs of defined benefit plans, the Company purposely mismatches plan assets and benefit obligations. This mismatching is implemented by including equity investments in the long-term asset mix as well as fixed income securities and mortgages with durations that differ from the benefit obligations. Compensation for liquidity issues that may have otherwise arisen from mismatching of plan assets and benefit obligations comes from broadly diversified investment holdings (including cash and short-term investment holdings) and cash flows from dividends, interest and rents from diversified investment holdings.

Asset allocations: Information concerning the Company's defined benefit plans' target asset allocation and actual asset allocation is as follows:


                                                  Pension Benefit Plans		                         Other Benefit Plans
---------------------------------------------------------------------------------------------------------------------------------
	                                Target        Percentage of plan assets         Target        Percentage of plan assets
                                       allocation	   at end of year		allocation	   at end of year
                                        2004		2003		2002		2004		2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Equity securities		        55-65%		63%		 57%		    - 		 - 		  -
Debt securities		                35-40%		31%		 35%		   0-5%		 - 		  1%
Real estate		                  0-5%		 3%		  4%		    - 		 - 		  -
Other		                          0-5%		 3%		  4%		95-100%		100% 		 99%
---------------------------------------------------------------------------------------------------------------------------------
 				                       100% 		100% 		                100% 		100%
=================================================================================================================================

At December 31, 2003 and 2002, shares of TELUS Corporation, combined with shares of Verizon Communications Inc., a significant shareholder, accounted for less than 1% of the assets held in the pension and other benefit trusts administered by the Company.

(f) Employer contributions

The best estimates of fiscal 2004 employer contributions to the Company's defined benefit plans are $104.8 million and $1.0 million for defined pension benefit plans and other defined benefit plans, respectively. These estimates are based upon the mid-year 2003 annual funding reports that were prepared by actuaries using previous actuarial valuations. The funding reports are based on the pension plans' fiscal years, which are calendar years. The next annual funding valuations are expected to be prepared mid-year 2004.

(g) Assumptions

Management is required to make significant estimates about certain actuarial and economic assumptions to be used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets. These significant estimates are of a long-term nature, which is consistent with the nature of employee future benefits. The significant weighted average actuarial assumptions arising from these estimates and adopted in measuring the Company's accrued benefit obligations are as follows:


								Pension Benefit Plans		        Other Benefit Plans
								2003		2002			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Discount rate used to determine:
  Net benefit costs for the year ended December 31		6.75%		6.75%			5.64%		6.75%
  Accrued benefit obligation as at December 31		        6.25%		6.75%			5.51%		5.65%
Expected long-term rate of return on plan assets
  used to determine:
  Net benefit costs for the year ended December 31		7.48%	        7.77%			5.50%		7.75%
  Accrued benefit obligation as at December 31		        7.50%		7.48%			5.50%		7.50%
Rate of future increases in compensation used to
  determine:
  Net benefit costs for the year ended December 31		3.80%		4.25%			-		-
  Accrued benefit obligation as at December 31		        3.50%		3.80%			-		-
---------------------------------------------------------------------------------------------------------------------------------
2003 sensitivity of key assumptions	                        Pension Benefit Plans		        Other Benefit Plans
---------------------------------------------------------------------------------------------------------------------------------
 (millions)						     Change in           Change in              Change in      Change in
                                                             obligation		 expense		obligation	expense
---------------------------------------------------------------------------------------------------------------------------------
Impact of hypothetical 0.25% change(1) in:
  Discount rate	                                            $ 167.2 		$  19.5 		$  1.1 		$   0.1
  Expected long-term rate of return on plan assets			        $  10.8 			        $   0.1
  Rate of future increases in compensation	            $  32.0 		$   6.6 		$   - 	        $    -
---------------------------------------------------------------------------------------------------------------------------------

(1) These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in decreased amounts, and unfavourable hypothetical changes in the assumptions result in increased amounts, of the obligations and expenses. Changes in amounts based on a 0.25 per cent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. Also, in this table, the effect of a variation in a particular assumption on the change in obligation or change in expense is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in discount rates may result in increased expectations about the long-term rate of return on plan assets), which might magnify or counteract the sensitivities.

The Company's health benefit costs for hospital rooms and medication were estimated to increase at an annual rate of 10% (2002 - 8%), decreasing to an annual growth rate of 5% (2002 - 5%) over a ten-year period; all other health benefit costs were estimated to increase at an annual rate of 10% (2002 - 5%), decreasing to an annual growth rate of 5% (2002 - 5%).

(h) Defined contribution plans

The Company's total defined contribution pension plan costs recognized were as follows:
Years ended December 31 (millions)								2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Union pension plan contributions
  Regular benefits					                                      $    39.6        $   50.2
  Early retirement benefits (c)						                             - 		   65.7
---------------------------------------------------------------------------------------------------------------------------------
 						                                                   39.6 	  115.9
Other defined contribution pension plans					                   10.4 	    4.4
---------------------------------------------------------------------------------------------------------------------------------
 					                                                      $	   50.0       $   120.3
=================================================================================================================================

Regular benefit contributions for the union pension plan include other benefit amounts of $2.8 million (2002 - NIL).


20. Segmented Information The Company's reportable segments, which are used to manage the business, are Communications and Mobility. The Communications segment includes voice local, voice long distance, data and other telecommunication services excluding wireless. The Mobility segment includes digital personal communications services and wireless Internet services. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, and the distribution channels used. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.


Years ended
December 31	            Communications	         Mobility		 Eliminations		  Consolidated
(millions)	          2003	       2002	    2003	 2002	      2003	   2002	        2003	     2002
---------------------------------------------------------------------------------------------------------------------------------
External revenue$	  4,786.4     $4,989.3 	   $2,359.6 	$2,017.4     $	   - 	  $	-      $7,146.0     $7,006.7
Inter-segment revenue	     94.5         95.3 	       15.7 	    17.5       (110.2)	    (112.8)	     - 		  -
---------------------------------------------------------------------------------------------------------------------------------
Total operating revenue	  4,880.9      5,084.6 	    2,375.3 	 2,034.9       (110.2)	    (112.8)	7,146.0      7,006.7
Operations expense	  2,852.2      3,100.8 	    1,559.9 	 1,500.1       (110.2)	    (112.8)	4,301.9      4,488.1
---------------------------------------------------------------------------------------------------------------------------------
EBITDA excluding
 restructuring and
 workforce reduction
 costs		          2,028.7      1,983.8 	      815.4 	   534.8 	   - 		- 	2,844.1      2,518.6
---------------------------------------------------------------------------------------------------------------------------------
Restructuring and
 work-force reduction
 costs		             28.3 	 563.4 		 - 	     6.5 	   -            -   	   28.3        569.9
---------------------------------------------------------------------------------------------------------------------------------

EBITDA(1)	         $2,000.4     $1,420.4 	   $  815.4 	$  528.3     $	   -      $     - 	$2,815.8    $1,948.7
=================================================================================================================================
CAPEX(2)	         $  892.8     $1,238.2 	   $  359.9 	$  459.7     $	   -      $     - 	$1,252.7    $1,697.9
=================================================================================================================================
EBITDA excluding
restructuring and
workforce reduction
costs less CAPEX	 $1,135.9     $	 745.6 	   $  455.5	$   75.1     $	   -      $	- 	$1,591.4     $ 820.7
=================================================================================================================================

(1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")
    is defined by the Company as operating revenues less operations expense and restructuring and workforce reduction costs. Previously, the Company defined
    EBITDA so as to exclude restructuring and workforce reduction costs; the definition was amended to reflect a change in how the Company operates. The
    Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with debt covenants.
(2) Total capital expenditures ("CAPEX").

21. Related Party Transactions

In 2001, the Company entered into an agreement with Verizon Communications Inc. ("Verizon"), a significant shareholder, with respect to acquiring certain rights to Verizon's software, technology, services and other benefits, thereby replacing and amending a previous agreement between the Company and GTE Corporation. The agreement is renewable annually at the Company's sole option up to December 31, 2008, and it has been renewed for 2004. As of December 31, 2003, in aggregate, $312.1 million (2002 - $312.1 million) of specified software licences and a trademark licence have been acquired and recorded as capital and other assets. These assets are valued at fair market value at the date of acquisition as determined by an arm's-length party's appraisal. Assuming renewal through to 2008, the total commitment under the agreement is U.S.$377 million for the period 2001 to 2008 and the commitment remaining after December 31, 2003, is U.S.$102 million.

In the normal course of operations and on market terms and conditions, ongoing services and other benefits have been received and expensed. In connection with the 2001 disposition of TELUS' directory business to Verizon, the Company rebills, and collects for, directory listings on Verizon's behalf. The Company owed Verizon, on a net basis and including directory rebilling and collections done on Verizon's behalf as well as dividends payable, $40.9 million at December 31, 2003 (2002 - $75.4 million).

Years ended December 31 (millions)							       2003	        2002
---------------------------------------------------------------------------------------------------------------------------------
Verizon agreement
  Ongoing services and benefits expensed					              $   27.7       $     43.9
  Specified software licences and trademark licence acquired and recorded as
  capital and other	    								      $	    - 	      $   112.8
Sales to Verizon (Verizon customers' usage of TELUS' telecommunication
  infrastructure and other)                                                                   $   47.2	           40.2
 and other)	                                                                              $   35.9 	      $    31.5
---------------------------------------------------------------------------------------------------------------------------------

In common with, and on the same basis as, other shareholders of the Company, Verizon is eligible to participate in the Company's Dividend Reinvestment and Share Purchase Plan (see Note 16(l)). The following table presents a summary of the Company's dividend transactions with Verizon, which are included elsewhere in these financial statements in similarly captioned line item amounts.

Years ended December 31 (millions)							      2003	       2002
---------------------------------------------------------------------------------------------------------------------------------
Declared dividends attributable to Verizon's shareholdings
	- to be paid in cash		                                                      $    43.5       $    31.6
	- to be reinvested in Treasury shares						            0.5            12.3
---------------------------------------------------------------------------------------------------------------------------------

						                                                   44.0 	   43.9
---------------------------------------------------------------------------------------------------------------------------------

Cash payments						                                           43.0 	   21.0
Reinvested in Treasury shares						                            1.0 	   22.6
---------------------------------------------------------------------------------------------------------------------------------

						                                                   44.0 	   43.6
---------------------------------------------------------------------------------------------------------------------------------

Change in dividends payable to Verizon					            	             - 	            0.3
Dividends payable to Verizon, beginning of year					               	   11.0 	   10.7
---------------------------------------------------------------------------------------------------------------------------------

Dividends payable to Verizon, end of year					              $    11.0       $    11.0
=================================================================================================================================

22. Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:

Years ended December 31 (millions)							      2003	       2002
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) in accordance with Canadian GAAP					      $   331.5       $  (229.0)
Adjustments:
Decrease in depreciation expense (b)						                   35.8 	   35.8
Decrease in interest expense (c)						                    9.6 	    9.6
Amortization of intangible assets (d)						                  (81.8)	  (81.8)
Change in future employee benefits (e)						                  (16.9)	  (16.9)
Asset impairment - decrease in depreciation (f)						           57.6            72.1
Interest on convertible debentures (g)						                   (7.1)	   (6.8)
Accounting for derivatives (h)						                            2.0 	    1.3
Taxes on the above adjustments						                           (1.7)	   (8.6)
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) before effect of change in accounting principle			                  329.0 	 (224.3)
Effect of change in accounting principles for intangible assets and goodwill (j)		     - 	       (1,701.6)
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) in accordance with U.S. GAAP						          329.0        (1,925.9)
Other comprehensive income (loss) (h) (n)						         (205.0)           40.9
---------------------------------------------------------------------------------------------------------------------------------
 Comprehensive income (loss) in accordance with U.S. GAAP 		                      $   124.0       $(1,885.0)
=================================================================================================================================
Net income (loss) in accordance with U.S. GAAP per Common Share and Non-Voting (basic and diluted):
 Before effect of change in accounting principles for intangible assets and goodwill	      $     0.93      $    (0.72)
 Effect of change in accounting principles for intangible assets and goodwill (j)		     - 		   (5.35)
---------------------------------------------------------------------------------------------------------------------------------
 Net income (loss)					                                      $	    0.93      $    (6.07)
=================================================================================================================================

The following is a restatement of major balance sheet categories to reflect the application of U.S. GAAP:

(millions)											2003	        2002
---------------------------------------------------------------------------------------------------------------------------------
Current Assets										      $ 1,517.3       $ 1,173.2
Capital Assets
  Property, plant, equipment and other		                                                7,757.8 	7,926.0
  Intangible assets subject to amortization		                                        2,666.0 	2,901.6
  Intangible assets with indefinite lives		                                        2,954.6 	2,950.1
Goodwill		                                                                        3,536.6 	3,543.2
Deferred Income Taxes		                                                                  709.0 	1,174.7
Other Assets		                                                                          623.1 	  979.9
---------------------------------------------------------------------------------------------------------------------------------
	                                                                                      $19,764.4       $20,648.7
=================================================================================================================================
Current Liabilities	                                                                      $ 2,154.7       $ 2,181.0
Long-Term Debt		                                                                        6,628.4 	8,364.9
Other Long-Term Liabilities		                                                        1,367.1 	  499.7
Deferred Income Taxes		                                                                1,638.8 	1,655.1
Non-Controlling Interest		                                                           10.7 	   11.2
Shareholders' Equity		                                                                7,964.7 	7,936.8
---------------------------------------------------------------------------------------------------------------------------------
	                                                                                      $19,764.4       $20,648.7
=================================================================================================================================

The following is a reconciliation of shareholders' equity incorporating the differences between
Canadian and U.S. GAAP:
(millions)	                                                                              2003	        2002
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity under Canadian GAAP	                                              $ 6,662.0       $ 6,432.6
Adjustments:
  Purchase versus Pooling Accounting (a) - (e), (k)		                                1,512.9 	1,545.8
  Asset impairment (f)		                                                                     - 	          (36.2)
  Reclassification of convertible debentures from equity to debt (g)		                 (149.6)	 (148.5)
  Accounting for derivatives (h)		                                                   (0.1)	   (1.4)
  Additional goodwill on Clearnet purchase (l)		                                          123.5 	  123.5
  Accumulated other comprehensive income (loss) (n)		                                 (184.0)	   21.0
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity under U.S. GAAP	                                                      $ 7,964.7       $ 7,936.8
=================================================================================================================================
Composition of Shareholders' Equity under U.S. GAAP
  Preference and preferred shares
  TELUS Communications Inc. Preference Shares and Preferred Shares	                      $	   69.7       $	   69.7
  Common equity
  Common Shares		                                                                        4,282.6 	4,208.6
  Non-Voting Shares		                                                                4,585.8 	4,532.4
  Options and warrants		                                                                   51.5 	   56.8
  Accrual for shares issuable under channel stock incentive plan		                    0.6 	    0.3
  Cumulative foreign currency translation adjustment		                                   (2.7)	    1.2
  Retained earnings (deficit) 		                                                         (844.7)	 (960.6)
  Accumulated other comprehensive income (loss) (n)		                                 (184.0)	   21.0
  Contributed surplus		                                                                    5.9 	    7.4
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                7,895.0 	7,867.1
---------------------------------------------------------------------------------------------------------------------------------
	                                                                                      $ 7,964.7       $ 7,936.8
=================================================================================================================================

(a)	Merger of BC TELECOM and TELUS

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

(b) Depreciation

Under the purchase method, TELUS' capital assets on acquisition have been recorded at fair value rather than at their underlying cost (book values) to TELUS. Therefore, depreciation of such assets based on fair values at the date of acquisition under U.S. GAAP will be different than TELUS' depreciation based on underlying cost (book values). As of March 31, 2004, the amortization of this difference will have been completed.

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

The incremental amounts recorded as intangible assets arising from the TELUS acquisition above are as follows:

                                                        Cost	    Accumulated                   Net Book Value
                                                                    Amortization
(millions)					                                                2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
  Subscribers - wireline	                      $ 1,950.0       $   219.0 	      $ 1,731.0       $ 1,769.4
  Subscribers - wireless 		                  250.0 	  159.7 		   90.3 	  133.7
---------------------------------------------------------------------------------------------------------------------------------
 		                                        2,200.0 	  378.7 		1,821.3 	1,903.1
---------------------------------------------------------------------------------------------------------------------------------
 Intangible assets with indefinite lives
  Spectrum licences(1)		                        1,833.3 	1,833.3 		     - 	             -
---------------------------------------------------------------------------------------------------------------------------------
	                                              $ 4,033.3       $ 2,212.0 	      $ 1,821.3       $ 1,903.1
=================================================================================================================================

(1) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at December 31, 2003, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
---------------------------------------------------------------------------------------------------------------------------------
2004													      $   373.6
2005														  270.6
2006														  117.0
2007														   68.7
2008														   54.2

(e) Future Employee Benefits

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

(f) Asset Impairment

In the first quarter of 1998, BC TELECOM took an asset impairment charge. In assessing if a capital asset is impaired, estimated future net cash flows are not discounted in computing the net recoverable amount. Under Canadian GAAP, at the time the assessment took place, the impairment amount recorded was the excess of the carrying amount over the recoverable amount; under U.S. GAAP the impairment amount recorded was the excess of the carrying amount over the discounted estimated future net cash flows that were used to determine the net recoverable amount. Under U.S. GAAP the net of tax charge taken in 1998 would be $232.2 million higher and would not be considered an extraordinary item. The annual depreciation expense would be approximately $72 million lower subsequent to when the increased impairment charge was taken under U.S. GAAP. As of December 31, 2003, the amortization of this difference had been completed.

(g) Convertible Debentures

Under Canadian GAAP, financial instruments such as the convertible debentures are classified as debt or equity according to their substance rather than their legal form. Accordingly, due to the substance of the transaction the convertible debentures have currently been classified as equity and the corresponding interest expense and the amortization of issue costs has been charged to the retained earnings rather than to the Consolidated Statements of Income. Pursuant to U.S. GAAP, the convertible debentures would be included in long-term debt. The corresponding interest expense on the convertible debentures and the amortization of issue costs would be charged to the Consolidated Statements of Income.

(h) Accounting for Derivatives

On January 1, 2001, the Company adopted, for U.S. GAAP purposes, the provisions of Statement of Financial Accounting Standards No. 133, "Accounting For Derivative Instruments and Hedging Activities." This standard requires that all derivatives be recognized as either assets or liabilities and measured at fair value. This is different from the Canadian GAAP treatment for financial instruments. Under U.S. GAAP, derivatives which are fair value hedges, together with the financial instrument being hedged, will be marked to market with adjustments reflected in income and derivatives which are cash flow hedges will be marked to market with adjustments reflected in comprehensive income.

(i) Income Taxes

Years ended December 31 (millions)					                        2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Current					                                                      $  (221.7)      $  (51.7)
Deferred						                                          395.4 	  43.9
---------------------------------------------------------------------------------------------------------------------------------
 						                                                  173.7 	  (7.8)
Investment Tax Credits						                                   (1.3)	 (50.5)
---------------------------------------------------------------------------------------------------------------------------------
					                                                      $   172.4       $  (58.3)
=================================================================================================================================

The Company's income tax expense (recovery), for U.S. GAAP purposes, differs from that calculated by applying statutory rates for the following reasons:


Years ended December 31 ($ in millions)	                       2003		                       2002
---------------------------------------------------------------------------------------------------------------------------------
Basic blended federal and provincial tax at
 statutory income tax rates	                      $   186.8 	   37.1%	      $   (93.3)	   39.4%
Tax rate differential on settlement of prior
 year tax issues		                          (47.0)				    2.4
Revaluation of deferred income tax assets and
liabilities for changes in statutory tax rates		   13.0 				   34.4
Non-tax effected elements of net income before tax	    1.9 				   10.0
Investment Tax Credits		                           (0.8)				  (30.6)
Non-taxable portion of gains		                     - 				          (16.4)
Other		                                           (2.8)				   11.0
---------------------------------------------------------------------------------------------------------------------------------
		                                          151.1 	   30.0%		  (82.5)	   34.9%
Large corporations tax		                           21.3 				   24.2
---------------------------------------------------------------------------------------------------------------------------------
U.S. GAAP income tax expense (recovery)	              $   172.4 	   34.3%	      $   (58.3)	   24.6%
=================================================================================================================================

As referred to in Note 1(b), the Company must make significant estimates in respect of the composition of its future income tax assets and future income tax liabilities. The operations of the Company are complex, and related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question. Temporary differences comprising the deferred tax assets (liabilities) are estimated as follows:

(millions)											2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Capital assets
 Property, plant, equipment, other and intangible assets subject to amortization	      $  (534.1)      $  (334.4)
 Intangible assets with indefinite lives						       (1,007.0)   	 (992.3)
Reserves not currently deductible						                  156.1 	  145.7
Losses available to be carried forward						                  622.2 	  765.8
Other						                                                  137.0 	   73.6
---------------------------------------------------------------------------------------------------------------------------------
					                                                      $  (625.8)      $	 (341.6)
=================================================================================================================================
Deferred tax assets
	Current					                                              $   304.0       $	  138.8
	Non-current						                                  709.0 	1,174.7
---------------------------------------------------------------------------------------------------------------------------------
						                                                1,013.0 	1,313.5
Deferred tax liabilities						                       (1,638.8)       (1,655.1)
---------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets (liabilities)					                      $  (625.8)      $	 (341.6)
=================================================================================================================================

(j) Intangible Asset Transitional Impairment Amount and Goodwill

Commencing January 1, 2002, in Canada and the United States, new Generally Accepted Accounting Principles for intangible assets with an indefinite life and goodwill apply to the Company (Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets"). As one part of the transitional implementation, intangible assets with indefinite lives were tested for impairment as at January 1, 2002. Any such transitional impairment amount arising is considered to arise from a change in accounting policy and is charged to earnings, in the period the change is effected, after determining net income from operations. As a result of the differing accounting treatment afforded the merger of BC TELECOM and TELUS (see (a) and (d)), the recorded value of intangible assets with indefinite lives differs materially between Canadian and U.S. GAAP. The Company has assessed its intangible assets with indefinite lives and determined it necessary to record a transitional impairment amount of $595.2 million ($910.0 million before tax) for purposes of Canadian GAAP; a transitional impairment of $1,701.6 million ($2,609.7 million before tax) was required under U.S. GAAP. The transitional impairment amount, under both Canadian and U.S. GAAP, reduced the carrying values of the intangible assets with indefinite lives to the same amounts, thus eliminating the corresponding GAAP difference.

Similarly, goodwill was also to be tested for impairment as at January 1, 2002, and any transitional impairment amount would also be considered to arise from a change in accounting policy and is charged to earnings, in the period the change is effected, after determining net income from operations. The Company completed this test in the first quarter of 2002. By applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of its reporting units, the Company has assessed its goodwill and determined that there was no goodwill transitional impairment amount. Consistent with current industry-specific valuation methods, the Company used a combination of the discounted cash flow model and the market comparable approach for determining the fair value of its reporting units.

(k) Goodwill

Under the purchase method of accounting, TELUS' assets and liabilities at acquisition (see (a)) have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403.1 million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

(l) Additional Goodwill on Clearnet purchase

Under U.S. GAAP, shares issued by the acquirer to affect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131.4 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

(m) Share-Based Compensation

Generally Accepted Accounting Principles require disclosure of the impact on net income (loss) and net income (loss) per Common Share and Non-Voting Share as if the fair value based method of accounting had been applied for share-based compensation. Under Canadian GAAP, this is required in respect of awards made after 2001; under U.S. GAAP, this is required in respect of awards made after 1994. The fair values of the Company's options granted in 2003 and 2002, and the weighted average assumptions used in estimating the fair values, are set out in Note 8(a). Such impact, using the fair values set out in Note 8(a) would approximate the following pro forma amounts:

Years ended December 31 (millions except per share amounts)		                        2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Compensation cost					                                      $	43.9 	      $	   62.3
Net income (loss) in accordance with U.S. GAAP
  As reported					                                              $	328.9 	      $(1,925.9)
  Pro forma					                                              $	285.0 	      $(1,988.2)
Net income (loss) in accordance with U.S. GAAP per Common Share and Non-Voting Share
  Basic
     As reported					                                      $	0.93 	      $	   (6.07)
     Pro forma					                                              $	0.81 	      $	   (6.25)
  Diluted
     As reported					                                      $	0.93 	      $	   (6.07)
     Pro forma					                                              $	0.80 	      $	   (6.25)
---------------------------------------------------------------------------------------------------------------------------------

(n) Additional Disclosures Required Under U.S. GAAP - Comprehensive Income

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP.

Years ended December 31 (millions)			2003		                                2002
---------------------------------------------------------------------------------------------------------------------------------
                                       Unrealized                                      Unrealized
                                       fair value of                                   fair value of
                                       derivative      Minimum                         derivative      Minimum
                                       cash flow       pension                         cash flow       pension
                                       hedges          liability       Total           hedges          liability       Total
---------------------------------------------------------------------------------------------------------------------------------
Amount arising in year	               $ (303.8)       $ (12.5)	       $ (316.3)       $  227.8        $(156.5)	       $  71.3
Income tax expense (recovery)		 (114.5)	   3.2 		 (111.3)	   92.2 	 (61.8)		  30.4
---------------------------------------------------------------------------------------------------------------------------------

Net		                         (189.3)	 (15.7)		 (205.0)	  135.6 	 (94.7)		  40.9
Accumulated other comprehensive
 income (loss), beginning of year	  115.7 	 (94.7)		   21.0 	 (19.9)		    - 	         (19.9)
---------------------------------------------------------------------------------------------------------------------------------

Accumulated other comprehensive
 income (loss), end of year	       $  (73.6)       $(110.4)	       $ (184.0)       $ 115.7 	        $(94.7)	       $  21.0
=================================================================================================================================

(o) Recently Issued Accounting Standards Not Yet Implemented

As would affect the Company, there are no U.S. accounting standards currently issued and not yet implemented that would differ from Canadian accounting standards currently issued and not yet implemented.




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 12,2004
						TELUS Corporation



						___"James W. Peters"___
						Name:  James W. Peters
						Title:  Corporate Secretary








Exhibit 5: Information Circular of the Company as of March 18, 2004.
==============================================================================
Information Circular 2004:
==========================
Cover:

Leading the  way
----------------
Notice of Annual General Meeting
Information Circular 2004
--------------------------------

Inside Front Cover:

notice of annual general meeting			                 1
information circular						         2
invitation to shareholders					         2
frequently asked questions on voting			                 3
voting by attending the meeting				                 3
voting by proxy						                 3
restriction on ownership of shares			                 7
non-voting shares						         7
business of the meeting					                 8
   1. report of the directors and consolidated
      financial report					                 8
   2. election of directors				                 8
   3. appointment of auditors			                         13
mandate and report of the
Corporate Governance Committee			                         14
mandate and report of the Pension Committee	                         17
mandate and report of the Audit Committee		                 19
mandate and report of the Human Resources
and Compensation Committee				                 22
report on executive compensation			                 23
compensation of president and CEO			                 27
share ownership guidelines				                 27
executive compensation summary table		                         29
TELUS Pension Plan					                 31
employment agreements					                 33
indebtedness of directors and officers			                 33
directors' and officers' insurance and
indemnification						                 35
additional matters and information			                 35
board approval						                 36
certificate							         36
appendix A: statement of TELUS' corporate
governance practices					                 37

All figures reported in this information circular are in Canadian currency.



Notice of Annual General Meeting
--------------------------------

Notice is hereby given that the annual general meeting (the "meeting") of TELUS Corporation (the "Company" or "TELUS") will be held on Wednesday, May 5, 2004 at 10:00 a.m. (Eastern Daylight Savings Time) at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, M5V 2W6. The purpose of the meeting is to:

1. receive the Company's 2003 audited consolidated financial statements together with the reports of the auditors on those statements

2.   elect directors of the Company for the ensuing year

3.   appoint Deloitte & Touche LLP as auditors for the ensuing year, and

4. transact other business as may properly come before the meeting or any adjournment thereof.

The British Columbia Registrar of Companies has approved the Company's application to hold this meeting outside British Columbia. A copy of this order may be obtained upon request to TELUS' Corporate Secretary. Also, pursuant to the Company Act (British Columbia), advance notice of the meeting was published in the Vancouver Sun on March 1, 2004.

Dated at Vancouver, B.C. this 18th day of March, 2004.
By order of the Board of Directors

/s/James W. Peters
---------------
James W. Peters
Executive Vice-President, Corporate Affairs and
Chief General Counsel and Corporate Secretary


Holders of common shares of the Company who are unable to attend the meeting may vote by proxy. Simply sign and return a paper proxy or submit a telephone or Internet proxy by following the instructions in the information circular accompanying this notice or the instructions on the paper proxy.

To be valid, proxies must be received by TELUS' Corporate Secretary, c/o Computershare Trust Company of Canada at 9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by 5:00 p.m. (local time) on May 3, 2004 or, if the meeting is adjourned, by 5:00 p.m. (local time) on the second-last business day prior to the date on which the meeting is reconvened.

                                 <Page 1>

Information Circular
--------------------

Invitation to Shareholders
--------------------------

On behalf of the TELUS Board of Directors and the rest of the TELUS team, we invite you to join us at TELUS' annual general meeting (the "meeting"). This year, the meeting will be held:

Date: 	Wednesday, May 5, 2004
Time: 	10:00 a.m. (Eastern Daylight Savings Time)
Place: 	Metro Toronto Convention Centre,
	255 Front Street West, Toronto, Ontario, M5V 2W6

At the meeting, holders of common shares ("shareholders") of TELUS will be asked to approve the business items in the notice of annual general meeting and this information circular.
We will also update you on how TELUS is continuing to execute on its strategy and will give you an update on the Company's current financial outlook. At the end of the meeting, a question and answer session will take place. At the reception following the meeting, you will have an opportunity to personally meet your directors and executives. As a shareholder, your vote is very important to us and we encourage you to participate either in person or by proxy. If you cannot attend the meeting in person, we invite you to view our live Web cast at telus.com/agm at 10 a.m. (EDST) on May 5. We look forward to seeing you.

Sincerely,

/s/Brian A. Canfield			/s/Darren Entwistle
-----------------			----------------
Brian A. Canfield			Darren Entwistle
Chair of the Board 			President &
of Directors				Chief Executive Officer

March 18, 2004

                                 <Page 2>

Frequently asked questions on voting
------------------------------------

Q: Am I entitled to receive notice of the meeting and attend the meeting?

A: Yes, if you are a holder of common shares or non-voting common shares of the Company as of March 18, 2004, which is the record date for the meeting. All shareholders, as of the close of business on that date, are entitled to receive notice of, attend and be heard at the meeting.

Q: Am I entitled to vote and what am I voting on?

A: If you were a holder of common shares as of the close of business on March 18, 2004, you are entitled, subject to the cumulative voting provisions for directors, to vote one vote per common share on the resolutions relating to:
 (i) electing the directors for the ensuing year, and
(ii) appointing the auditors for the ensuing year.
     If you were a holder of non-voting shares, as of the close of business on March 18, 2004, you have the right to attend and be heard at the meeting.

Q: How can I vote my common shares?

A: You can vote your common shares either by attending and voting your common shares at the meeting or, if you cannot attend the meeting, by having your common shares voted by proxy. How you exercise your vote depends on whether you are a registered or non-registered shareholder.
..you are a registered shareholder if you have a share certificate registered in your name
..you are a non-registered shareholder if: (i) your shares are registered in the name of an intermediary (for example, a bank, a trustee or an investment dealer), or the name of a clearing agency of which the intermediary is a participant, or (ii) you hold common shares through the TELUS Employee Share Purchase Plan.

Voting by attending the meeting

If you are a registered shareholder, you are entitled to attend the meeting and cast your vote in person.
If you are a non-registered shareholder, you are entitled to attend the meeting and cast your vote in person, provided you have submitted a properly executed proxy, inserting your name in the blank space provided and returning it in the envelope provided. When you arrive at the meeting, advise the registration staff that you are a proxy appointee. If you have received a voting instruction form, please follow the instructions on the form. Royal Trust Corporation of Canada (the "Trustee") is the trustee of all common shares (the "employee shares") held on behalf of members of the TELUS Employee Share Purchase Plan. Holders of employee shares are treated in the same manner as non-registered shareholders. If you hold employee shares, you are entitled to attend the meeting and cast your vote in person, provided you have submitted a properly executed proxy, inserting your name in the blank space provided and returning it according to the instructions on the form. When you arrive at the meeting, advise the registration staff that you are a proxy appointee.

Voting by proxy

How you vote by proxy depends on whether you are a registered shareholder, a non-registered shareholder or a holder of employee shares.

1. Voting by proxy - registered shareholder

If you are a registered shareholder, you may vote your proxy in one of three ways:
..    by paper proxy to be returned by mail or delivery
..    by telephone
..    by Internet.

Whichever method you choose, your proxy must be received by TELUS' Corporate Secretary, c/o Computershare Trust Company of Canada (9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1), no later than 5:00 p.m. (local time) on May 3, 2004 or, if the meeting is adjourned, by 5:00 p.m. (local time) on the second-last business day prior to the date on which the meeting is reconvened.

                                 <Page 3>

Proxy and voting by mail or delivery

To vote by mail or delivery, your paper proxy must be completed, signed and returned in accordance with the instructions on the paper proxy.

Proxy and voting by telephone

To vote by telephone, call the toll-free number shown on the proxy form provided. Using a touch-tone telephone to select your voting preferences, follow the instructions of the "vote voice" and refer to your holder account number and proxy access number provided on the proxy that was delivered to you by mail or e-mail.
Note that voting by telephone is not available if you wish to appoint a person as a proxy other than someone named on the proxy form or if you wish to distribute your cumulative votes in any manner other than equally regarding the election of directors. In either of these instances, your proxy should be voted by mail, delivery or Internet.

Proxy and voting by Internet

To vote your proxy by Internet, visit the Web site address as shown on the proxy form provided. Follow the online voting instructions given to you over the Internet and refer to your holder account number and proxy access number provided on the proxy that was delivered to you by mail or e-mail.

2. Voting by proxy - non-registered shareholder

If you are a non-registered shareholder and you receive these materials through an investment dealer or other intermediary, complete and return the materials entitling you to vote, in accordance with the instructions provided to you by the investment dealer or other intermediary.
If you hold employee shares, use one of the three voting procedures outlined above (mail, telephone or Internet) to direct the Trustee as to how your employee shares are to be voted at the meeting. The Trustee will deliver the proxy forms for use at the meeting for all votes to be cast at the meeting as indicated on all paper, telephone or Internet proxies. Computershare Trust Company of Canada ("Computershare") has agreed to act as the recipient of voting instructions by holders of employee shares received by proxy and will tabulate the results for the Trustee.
The voting rights attached to employee shares will be voted for or against or withheld from voting only in accordance with the specifications made by the employees. If a proxy is not received by Computershare on behalf of the Trustee according to the above procedures, the employee shares will not be voted by the Trustee.
For employee shares to be voted at the meeting by the Trustee or a duly appointed proxy, proxies must be received by TELUS' Corporate Secretary, c/o Computershare, (9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1) no later than 5:00 p.m. (local time) on May 3, 2004 or, if the meeting is adjourned, by 5:00 p.m. (local time) on the second-last business day prior to the date on which the meeting is reconvened.
If an employee holds common shares (other than employee shares), another proxy must be completed to vote those shares, unless such employee attends the meeting and votes the common shares in person.

                                 <Page 4>

Q: Who votes my shares?

A: Each person named in the proxy to represent shareholders at the meeting is a director and/or officer of the Company. You can appoint someone else to represent you at the meeting, however, you must appoint that person by either paper proxy or Internet proxy by inserting his or her name in the appropriate space on the proxy form or completing another acceptable paper proxy. The person you appoint does not need to be a shareholder but must attend the meeting in order for your vote to be cast.

Q: How will my shares be voted if I return a proxy?

A: By completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares on each item of business you are entitled to vote on, according to your instructions. If there are no instructions with respect to your proxy, your common shares will be voted in favour of:
1.   electing each person nominated by management as a director, and
2.   appointing Deloitte & Touche LLP as auditors of the Company.

Q: Can I revoke a proxy?

A: Yes, if you are a registered shareholder and have voted by paper, telephone or Internet proxy, you may revoke it by delivering a duly executed proxy by paper, telephone or Internet with a later date or a form of revocation of proxy. Such paper proxies can be delivered to the registered office of the Company, c/o TELUS' Corporate Secretary, 3777 Kingsway, Burnaby, B.C. V5H
3Z7, any time up to and including May 3, 2004, or if the meeting is adjourned, on the business day preceding the date of the adjourned meeting. Alternatively, you may revoke your proxy and vote in person, by delivering a form of revocation of proxy to the Chair of the meeting at the meeting or any adjournment thereof. You may also revoke your proxy in any other manner permitted by law. If you are a non-registered shareholder, you may revoke your proxy or voting instructions by contacting the individual who serves your account.
As a holder of employee shares, if you have provided your proxy
(by paper, telephone or Internet) you may revoke it by delivering another proxy (by paper, telephone or Internet) with a later date or a form of revocation of proxy, no later than 5:00 p.m. (local time) on May 3, 2004 or, if the meeting is adjourned, by 5:00 p.m. (local time) on the second-last business day prior to the date on which the meeting is reconvened.

Q: Who has discretionary authority to vote on amendments or variations to any of the business items and on any other matter that may properly come before the meeting?

A: Your voting instructions provided by paper, telephone or Internet proxy give discretionary authority to the person you appoint to vote as he or she sees fit on any amendment or variation to any of the matters identified in the notice of meeting and any other matters that may properly be brought before the meeting. As of March 12, 2004, neither the Board of Directors nor senior officers of the Company is aware of any variation, amendment or other matter to be presented for a vote at the meeting.

                                 <Page 5>

Q: Is my vote by proxy confidential?

A: Yes, your vote by proxy is confidential. Proxies are received, counted and tabulated by our transfer agent, Computershare, in a way that preserves the confidentiality of individual shareholders' votes, except:
..as necessary to meet the applicable legal requirements
..in the event of a proxy contest, or
..in the event a shareholder has made a written comment on the proxy.

Q: Who is soliciting my proxy?

A: Your proxy is being solicited on behalf of TELUS management. The solicitation of proxies will be made either by mail to your latest address shown on the register of shareholders or by electronic mail to your e-mail address that you provided.(1) The cost of solicitation is paid for by the Company.

(1) Pursuant to a court order of the British Columbia Supreme Court, the Company is exempt from any requirements in the Articles of the Company and the Company Act (British Columbia) that would prohibit the Company, or its agent, from delivering the notice of meeting, information circular, proxy form, annual financial statements and any other meeting materials for the meeting solely by electronic means to those shareholders of the Company who consent to such electronic delivery.


Q: What are the quorum requirements for the meeting and how many common shares and non-voting shares are outstanding?

A: A quorum at the meeting will consist of at least two persons present and/or represented by proxy, being two Canadians that hold not less than 1/20 (five per cent) of the issued and outstanding shares entitled to be voted at the meeting.
On March 12, 2004, the Company had 191,492,171 common shares issued and outstanding and 162,081,241 non-voting shares issued and outstanding.

Q: Does any shareholder beneficially own 10 per cent or more of the common shares that are outstanding?

A: Yes, Verizon Communications Inc. ("Verizon"), through Verizon Canada Holdings Corporation ("VCHC"), owned 48,551,972 common shares representing approximately 25.4 per cent of the issued and outstanding common shares on March 12, 2004. VCHC is beneficially owned and controlled by Verizon.
To the knowledge of the directors and senior officers of TELUS, on March 12, 2004, no other persons beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying more than 10 per cent of the voting rights attached to all common shares entitled to be voted at the meeting.

Q: What if I have a question?

A: If you have any questions regarding the meeting, please contact
Computershare:
..by phone	1-800-558-0046 (toll-free within North America)
		1-514-982-7270 (outside North America)
..by fax	        (416) 263-9394
..by e-mail	telus@computershare.com
..by mail	Computershare Trust Company of Canada
		9th floor, 100 University Avenue
		Toronto, Ontario, M5J 2Y1

                                 <Page 6>

Restriction on ownership of shares
----------------------------------

On October 25, 1994, the Canadian Telecommunications Common Carrier Ownership and Control Regulations (the "Telecommunications regulations") were adopted under the Telecommunications Act (Canada) (the "Telecommunications Act"). To maintain the eligibility of certain of its subsidiaries which are Canadian common carriers under the Telecommunications Act, the level of non-Canadian ownership of the common shares cannot exceed 331/3 per cent and the Company must not be otherwise controlled by non-Canadians. The Telecommunications regulations give carrier-holding corporations of Canadian common carriers certain powers to monitor and control the level of non-Canadian ownership of voting shares. As a carrier-holding corporation, the powers and constraints of the Telecommunications regulations have been incorporated into the Articles of the Company.
The powers include the right to:
..   refuse to register a transfer of voting shares to a non-Canadian
..   require a non-Canadian to sell any voting shares
..   convert voting shares to non-voting shares, and
..   suspend the voting rights attached to the voting shares.

The Company monitors the level of non-Canadian ownership of its common shares and periodically reports thereon to the Canadian Radio-television and Telecommunications Commission ("CRTC").

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

                                 <Page 7>

business of the meeting
-----------------------

1 Report of the directors and consolidated financial report

The report of management and the audited consolidated financial statements for the year ended December 31, 2003, including management's discussion and analysis ("MD&A"), are contained in the 2003 annual report of the Company, which accompanies this information circular.

2 Election of directors

General

The directors were elected by the holders of common shares on April 30, 2003 except for the following: A. Charles Baillie was appointed by the Board of Directors on July 23, 2003. Alfred C. Giammarino resigned on September 22,
2003 and John J. Lack was appointed on the same day by the Board of Directors to replace him. Iain J. Harris resigned as a director of TELUS, effective December 10, 2003. Micheline Bouchard was appointed by the Board of Directors on February 11, 2004. Peter D. Charbonneau has decided not to stand for re-election to the TELUS Board.
TELUS thanks all of the directors who have resigned or will not be standing for re-election for their hard work, dedication and contributions to the TELUS Board.
The Articles of the Company provide for cumulative voting in respect of the election of directors. The Board has determined that the number of directors should be set at 12. Accordingly, at the meeting, each holder of common shares can cast the number of votes for election of directors equal to the number of common shares held by him or her multiplied by 12, being the number of directors to be elected. Each holder of common shares may cast all such votes in favour of one candidate or distribute the votes among the candidates in any manner. If a holder of common shares votes for more than one candidate without specifying the distribution of the votes among the candidates, the votes will be distributed equally among the candidates voted for by that holder of common shares. If at the meeting, the number of candidates nominated for directors exceeds the number of directors to be elected, the candidate who receives the least number of votes will be eliminated until the number of candidates remaining equals the number of positions to be filled. Unless the holder of common shares specifies that the proxy be withheld from voting on the election of all or any of the directors, or specifies how he or she wishes to distribute the votes among the candidates, the persons named in the accompanying proxy (the "management proxyholders") intend to vote for the election of all nominees for directors whose names are set forth in the table on pages nine to 11, and to distribute the votes equally among such nominees. If a holder of common shares wishes to distribute his or her votes in a specific manner among the candidates for whom the holder of common shares has directed the person designated in the accompanying proxy to vote, the holder of common shares must do so personally at the meeting or by another separate paper or Internet proxy, providing clear instructions on how votes are to be allocated.
Management believes that all nominees are able to serve as a director. If prior to the meeting any nominee is unable or unwilling to serve, the management proxyholders, unless directed to withhold the common shares from voting for the election of directors, reserve the right to vote for another nominee or nominees in their discretion if additional nominations are made at the meeting. Unless his or her office is vacated in accordance with applicable law or the Articles of the Company, each director elected at the meeting will hold office until the next annual meeting or until his or her successor is elected or appointed.

                                 <Page 8>

The following table provides the name and background information of each nominee, including present principal occupation, principal occupations during the past five years and positions held with the Company.

-----------------------------------------------------------------------------
R.H. (Dick) Auchinleck
Calgary, Alberta
Age: 53
Director Since(1): 2003
Shareholdings(2): 1,564/0
DSUs(3): 0/7,046
Options(4): 0/0/0

R.H. (Dick) Auchinleck was employed by Gulf Canada, an oil and gas company, for 25 years, retiring in 2001 as President and Chief Executive Officer of Gulf Canada Resources after the sale of the company to Conoco Inc. He continues an association with the company as a member of the Conoco-Phillips Board. From 1999 to 2001, he was the President and Chief Executive Officer of Gulf. From 1995 to 1999 he held the position of Senior Vice-President and Chief Operating Officer of Gulf. He is also a member of the Boards of Directors of Sonic Mobility and Enbridge Commercial Trust. He received a Bachelor of Applied Science in Chemical Engineering from the University of British Columbia. Dick currently serves as a member of the TELUS Human Resources and Compensation Committee and the TELUS Corporate Governance Committee.
------------------------------------------------------------------------------
A.Charles Baillie
Toronto, Ontario
Age: 64
Director Since(1): 2003
Shareholdings(2): 0/37,000
DSUs(3): 0/4,083
Options(4): 0/0/0

A. Charles Baillie served as Chairman and Chief Executive Officer of the Toronto-Dominion Bank from 1998 until 2003 when he retired. Previously he had served the Bank as President and Chief Executive Officer from 1997 until
1998; and President from 1995 to 1997. In addition to his affiliation with various educational and cultural organizations, Mr. Baillie currently serves on the Boards of Directors of Dana Corporation, Ballard Power Systems Inc., Quebecor World Inc., Canadian National Railway Company and George Weston Limited. He holds an Honours B.A. from Trinity College, University of
Toronto, an MBA from Harvard Business School and an Honorary Doctorate of
Laws from Queen's University. Charles currently serves as a member of the TELUS Audit Committee.
------------------------------------------------------------------------------
Micheline Bouchard
Saint-Bruno, Quebec
Age: 56
Director Since(1): 2004
Shareholdings(2):0/0
DSUs(3): 0/3,500
Options(4): 0/0/0

Micheline Bouchard became President and Chief Executive Officer of ART Advanced Research Technologies, a biomedical company, in 2002. From 2001 to 2002, she was Corporate Vice-President and General Manager, Enterprise Services Organization of Motorola Inc. in Chicago and from 1998 to 2000, she served as Corporate Vice-President and then President and Chief Executive Officer of Motorola Canada Inc. Micheline currently serves as a member of the Board of Trustees of Thunderbird University in Phoenix, Arizona and is a past president of the Canadian Academy of Engineering. She holds a Bachelor's degree in Applied Sciences and a Master's degree in Applied Sciences from Ecole Polytechnique, Montreal, Quebec. She also holds an Honorary Doctorate in Business from Universite de Montreal (HEC), an Honorary Doctorate in Engineering from each of the University of Waterloo, the University of Ottawa and Ryerson Polytechnic University, and an Honorary Doctorate of Laws from McMaster University. Micheline was appointed to the Order of Canada in 1995. Micheline currently serves as a member of the TELUS Audit Committee.
------------------------------------------------------------------------------
R. John Butler
Edmonton, Alberta
Age: 60
Director Since(1): 1995
Shareholdings(2): 984/4,263
DSUs(3): 0/7,046
Options(4): 933/3,050 /2,700

R. John Butler, Q.C. is counsel to Bryan & Company, a law firm. John served on the Board of ED TEL (Edmonton Telephones) prior to its acquisition by TELUS Corporation and on the Board of TELUS Corporation prior to its 1999 merger with BC TELECOM Inc. He is a member of the Boards of Directors of Trans Global Insurance Company and Trans Global Life Insurance Company, Chair of the Edmonton Eskimos Football Club and a member of the Board of Governors of the Canadian Football League. John holds a Bachelor of Arts and a Bachelor of Laws from the University of Alberta. He currently is Chair of the TELUS Pension Committee and a member of the TELUS Corporate Governance Committee.
------------------------------------------------------------------------------

                                 <Page 9>

Brian A. Canfield(5)
Point Roberts, Washington
Age: 65
Director Since(1): 1993
Shareholdings(2): 9,718/5,509
DSUs(3): 4,396/12,080
Options(4): 160,000/74,000/5,400

Brian A. Canfield is the Chair of TELUS Corporation. His career with TELUS spans nearly 48 years, including four years as Chair and Chief Executive Officer of BC TELECOM Inc., three years as President and Chief Executive Officer and one year as President and Chief Operating Officer. He also served as President and Chief Executive Officer of TELUS Corporation on an interim basis from September 1999 to July 2000, after which he resumed his role as Chair. He is a member of the Boards of Directors of Terasen Inc., Suncor Energy Inc. and the Toronto Stock Exchange, and is a member of the Canadian Public Accountability Board. In 1997, Brian was named an Honorary Doctor of Technology by the British Columbia Institute of Technology, and in 1998 was appointed to the Order of British Columbia. Brian currently serves as a member of the TELUS Pension Committee.
------------------------------------------------------------------------------
Darren Entwistle
Vancouver, British Columbia
Age: 41
Director Since(1): 2000
Shareholdings(2): 18,313/72,383
Options(4): 150,000/798,280
RSUs(6): 223,686

Darren Entwistle assumed the position of President and Chief Executive Officer of TELUS Corporation on July 10, 2000. He began his career at Bell Canada in 1988 and joined Mercury Communications Ltd. in 1993 in the UK, holding key positions in corporate finance and strategy. He then moved to Cable & Wireless plc as Merger Director and implemented the largest merger in UK history and the world's first four-way merger, involving cable-TV and telecom companies. He subsequently was Managing Director, Business of Cable & Wireless Communications plc from May 1997 to August 1999, Chief Commercial Officer of Cable & Wireless, UK & Europe, from August 1999 to April 2000, and President, Global Services of Cable & Wireless, UK & Ireland, from May 2000 to July 2000. Darren holds a Bachelor of Economics (Honours) from Concordia University, an MBA from McGill University and a diploma in network engineering from the University of Toronto. Darren is a member of the Board of Directors of The Toronto-Dominion Bank.
------------------------------------------------------------------------------
John S. Lacey
Don Mills, Ontario
Age: 60
Director Since(1): 2000
Shareholdings(2): 10,139/450
DSUs(3): 0/7,046
Options(4): 0/0/2,700

John S. Lacey is the Chairman of the Board of Directors of Alderwoods Group, Inc., an organization operating funeral homes and cemeteries within North America. From January 1999 to January 2002, John was the Chairman of the Board of Directors of Loewen Group. From July 1998 to November 1998, he was President and Chief Executive Officer of The Oshawa Group Ltd. in Toronto, Ontario. From November 1996 to July 1998, he was President and Chief Executive Officer of WIC Western International Communications in Vancouver, British Columbia. John served as President and Chief Executive Officer of Scott's Hospitality Inc. from 1990 to 1996. He is an advisory Board member of Tricap, a director of Cancer Care Ontario and is currently the Chairman of Doncaster Racing Inc. and Doncaster Consolidated Ltd. John currently is the Chair of the TELUS Human Resources and Compensation Committee and a member of the TELUS Corporate Governance Committee.
------------------------------------------------------------------------------
John J. Lack(5)
Colleyville, Texas
Age: 47
Director Since(1): 2003
Shareholdings(2): 1,501/500
DSUs(3): 0/0
Options(4): 0/0/0

John J. Lack is Senior Vice President of Verizon International Operations, the division overseeing international telecommunications operations of Verizon Communications Inc. He is responsible for supporting international business units in the areas of wireline, wireless, advanced communications and Internet protocol, information technology, operations and engineering, and marketing and sales. Formerly, John was vice president - Asia for Verizon, responsible for investment management, partnership management, regional business development activities, and operations management, including oversight of new ventures and investments. Prior to the Bell Atlantic/GTE merger, John was vice president and regional manager - Asia/Pacific Operations for Bell Atlantic International Wireless (BAIW). He was responsible for Bell Atlantic's wireless operations and future business development in the world's most populous region. John holds a Bachelor of Commerce (Finance) from Wilkes University and an MBA from Columbia University. He has served as the Chief Operating Officer and a member of the Board for Bell Atlantic's investments in Indonesia, Excelcomindo Pratama, since 1995.
------------------------------------------------------------------------------
                                 <Page 10>

Brian F. MacNeill
Calgary, Alberta
Age: 64
Director Since(1): 2001
Shareholdings(2): 1,000/0
DSUs(3): 0/15,677
Options(4): 0/0/2,700

Brian F. MacNeill retired as Chief Executive Officer of Enbridge Inc. on January 1, 2001. Prior to that he was Executive Vice President and Chief Operating Officer of Enbridge Inc. He is currently Chairman of Petro-Canada and a director of The Toronto-Dominion Bank, Dofasco Inc., Western Oil Sands Inc., West Fraser Timber Co. Ltd., Veritas DGC Inc and Sears Canada Inc. Brian holds a Bachelor of Commerce from Montana State University. He currently is the Chair of the TELUS Audit Committee.
------------------------------------------------------------------------------
Daniel C. Petri(5)
Bedford, New York
Age: 55
Director Since(1): 2002
Shareholdings(2): 1,501/500
DSUs(3): 0/0
Options(4): 0/0/0

Daniel C. Petri is Group President, International, for Verizon Communications Inc., the holding company of a consolidated group of telecommunications companies. Verizon was formed by the merger of GTE and Bell Atlantic in June 2000. He is responsible for Verizon's wireless and wireline operations in Mexico, Venezuela, the Dominican Republic and Puerto Rico and Verizon's investments in Canada. Prior to this appointment, Dan served as President, International-Europe and Asia from July 2000 to October 2002 and was responsible for wireless and wireline operations in those markets. During his telecommunications career of more than 30 years, Dan held a number of key positions in domestic and international operations. Dan holds a Bachelor of Science from Rutgers University and Masters of Science from C.W. Post College. He is a member of the Boards of Telecom Asia, Iusacell, Codetel and CANTV, and is the Chair of the Business Council for International Understanding.
------------------------------------------------------------------------------
Ronald P. Triffo
Edmonton, Alberta
Age: 64
Director Since(1): 1995
Shareholdings(2): 1,567/522
DSUs(3): 6,298/19,833
Options(4): 933/4,100/2,700

Ronald P. Triffo is the Chairman of Stantec Inc., an engineering and international professional services company where he served in various executive management positions for more than 20 years. He is a past President of the Consulting Engineers of Alberta and the Association of Consulting Engineers of Canada. He served as a director and Chairman of ED TEL prior to its acquisition by TELUS Corporation. He is currently Chairman and director of ATB Financial. Ron is the private-sector Co-Chair of the Alberta Economic Development Authority. He also serves on the Board of the Alberta Ingenuity Fund, the Advisory Councils of the Faculties of Business and Medicine at the University of Alberta, and the Board of Governors of Junior Achievement of Northern Alberta. Ron holds a Bachelor of Applied Science from the University of Manitoba and an MBA from the University of Illinois. Ron currently is the Chair of the TELUS Corporate Governance Committee and a member of the TELUS Pension Committee.
------------------------------------------------------------------------------
Donald P. Woodley
Mono Township, Ontario
Age: 58
Director Since(1): 1998
Shareholdings(2): 5,168/437
DSUs(3): 0/7,046
Options(4): 0/3,050/2,700

Donald P. Woodley is the President of The Fifth Line Enterprise, a privately held company providing strategic advisory services and executive coaching to the Canadian IT industry. From 1997 to 1999, he was President of Oracle Corporation Canada Inc. and from 1987 to 1997, President of Compaq Canada Inc. He currently serves on the Boards of Directors of DataMirror Corporation, Onx Enterprise Solutions Inc. and Steam Whistle Brewing Inc. Don is a member and Past Chair of the Board of Governors of ITAC (Information Technology Association of Canada) and is immediate past Chair of the Board of Governors of The Stratford Festival of Canada, and a member of the Board of Directors of The Hospital for Sick Children Foundation. He holds a Bachelor of Commerce from University of Saskatchewan and an MBA from the Richard Ivey School of Business at the University of Western Ontario. Don currently serves as a member of the TELUS Human Resources and Compensation Committee and the TELUS Pension Committee.
------------------------------------------------------------------------------

(1)  The Company or any of its predecessors.
(2)  Common shares/non-voting shares, as at March 12, 2004.
(3) Deferred share units for common shares/deferred share units for non-voting shares, as at March 12, 2004.
(4) Options acquired pre-merger, for 75 per cent common shares and 25 per cent non-voting shares when exercised/Options for common shares/Options for non-voting shares, as at March 12, 2004.
(5) Nominee designated pursuant to the Long-Term Relationship Agreement dated January 31, 1999 among the Company and Verizon's subsidiaries, GTE Corporation and Anglo-Canadian Telephone Company.
(6) Darren Entwistle also holds restricted stock units ("RSUs"), each equal to the value of one non-voting share as determined under the applicable plan.

                                 <Page 11>

Board and committee meetings held and attendance by directors for the year ended December 31, 2003

Number of Board and 		         Attendance of directors
committee meetings held				                                  Board meetings        Committee meetings
 	                                 Director	                          attended	        attended
---------------------------------------------------------------------------------------------------------------------------------
Board of Directors: 11

(a)	Audit Committee: 6	         Brian A. Canfield (Chair, d)(1)	  11 of 11	        3 of 3
(b)	Corporate Governance 	         R.H. (Dick) Auchinleck (a)(2)	           7 of 7		2 of 2
	Committee: 12		         A. Charles Baillie (a)(3)		   3 of 4		0 of 1
(c)	Human Resources and 	         R. John Butler (b, d-Chair)	          11 of 11	       16 of 16
	Compensation Committee: 4	 Peter D. Charbonneau(4)	           7 of 11	        4 of 6
(d)	Pension Committee: 4	         Mel Cooper(5)			           4 of 4		7 of 7
					 Darren Entwistle(6)		          11 of 11	          -
					 Alfred Giammarino(7)		           5 of 7		3 of 5
					 Iain Harris(8)			           5 of 11	        7 of 8
					 John S. Lacey (b, c-Chair)	           9 of 11	       13 of 14
					 John J. Lack(9) 			   4 of 4		   -
					 Brian F. MacNeill (a-Chair)(10)	  11 of 11	       13 of 13
					 Lawrence Pentland(11)		           3 of 4		2 of 2
					 Daniel C. Petri(12)			   8 of 11	        3 of 4
					 Ronald P. Triffo (b-Chair, d)	          11 of 11	       17 of 17
					 Donald P. Woodley (c, d)		  11 of 11	        9 of 9
---------------------------------------------------------------------------------------------------------------------------------

(1) In addition to Pension Committee meetings, Brian A. Canfield regularly attends meetings of other committees.
(2) R.H. (Dick) Auchinleck was appointed to the Board and the Audit Committee on April 30, 2003.
(3) A. Charles Baillie was appointed to the Board on July 23, 2003 and the Audit Committee on August 1, 2003.
(4)  Peter D. Charbonneau is not standing for re-election.
(5) Mel Cooper did not stand for re-election at the 2003 annual general meeting held on April 30, 2003. He was a member of the Pension Committee and the Corporate Governance Committee.
(6) The President and CEO does not serve on any committee of the Board, but regularly attends committee meetings.
(7)  Alfred Giammarino resigned from the Board on September 22, 2003.
(8)  Iain Harris resigned from the Corporate Governance Committee on
     February 12, 2003 when he became Chair of the Audit Committee. He resigned as Chair and as a member of the Audit Committee on June 11, 2003. He resigned from the Board on December 10, 2003.
(9) John J. Lack was appointed to the Board on September 22, 2003 and to the Audit Committee on October 29, 2003.
(10) Brian F. MacNeill served on the Corporate Governance Committee and the Human Resources and Compensation Committee in addition to the Audit Committee until July 2003 at which time he resigned from the first two committees and assumed the Chair of the Audit Committee.
(11) Lawrence Pentland did not stand for re-election at the 2003 annual general meeting held on April 30, 2003. He was a member of the Human Resources and Compensation Committee.
(12) Daniel C. Petri was a member of the Human Resources and Compensation Committee.

Micheline Bouchard was appointed to the Board and the Audit Committee on February 11, 2004. All the Board members serving in September 2003, with the exception of Iain Harris and Peter Charbonneau, attended the strategic planning session and Board meetings held on September 21 to 23, 2003.

                                 <Page 12>

3. Appointment of auditors

Arthur Andersen LLP was appointed auditors of the Company on May 1, 2002 at the annual general meeting of the Company. On June 3, 2002, Arthur Andersen LLP ceased practising public accounting in Canada and the partners and staff of Arthur Andersen LLP in Canada joined Deloitte & Touche LLP. Upon the recommendation of the Audit Committee, the Board of Directors appointed Deloitte & Touche LLP to fill the vacancy. Deloitte & Touche LLP was re-appointed auditors of the Company on April 30, 2003 at the 2003 annual general meeting of the Company. Upon the recommendation of the Audit Committee, holders of common shares will be asked at the meeting to approve the appointment of Deloitte & Touche LLP as auditors. This re-appointment will become effective only if approved by at least a majority of the votes cast by the holders of common shares present in person or by proxy, entitled to vote at the meeting. The management proxyholders intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company, unless the holder of common shares specifies that his or her proxy be withheld from voting.

Summary of billings and services by the external auditors

In accordance with the United States Securities and Exchange Commission ("SEC") rules on auditor independence, the two tables below provide greater disclosure of the services provided by the Company's external auditors, separating the services into four categories as mandated by the SEC. The following table is a summary of billing by Deloitte & Touche, LLP, as auditors of TELUS, during the period from January 1, 2003 to December 31, 2003:


Summary of billings for TELUS for the period January 1 to December 31, 2003

                                                        Deloitte	Deloitte
                                                        & Touche	Consulting	       Total fees	Percentage
---------------------------------------------------------------------------------------------------------------------------------
Type of work
Audit fees			                        $1,849,595	-			$1,849,595	35.4
Audit related fees		                           304,298	-			   304,298	 5.8
Tax fees			                         1,033,204	-			 1,033,204	19.8
All other fees		                                    13,930	 2,019,960(1)	         2,033,890	39.0
Total				                        $3,115,537	$2,019,960		$5,220,987     100.0
---------------------------------------------------------------------------------------------------------------------------------

(1) Fees to Deloitte Consulting were paid pursuant to contracts entered into before Deloitte and Touche LLP became the auditors of the Company in 2002, and were for systems integration services.

The following table is a summary of billing by Arthur Andersen LLP and Deloitte & Touche, LLP, for their respective periods as auditors of TELUS, during the period from January 1, 2002 to December 31, 2002:


Summary of billings for TELUS for the period January 1 to December 31, 2002

Type of				Deloitte & 	Arthur 				Deloitte
work				Touche(1)	Andersen(2)	Sub-total	Consulting(3)  Total fees	Percentage
---------------------------------------------------------------------------------------------------------------------------------
Audit fees			$1,224,500	$270,750	$1,495,250	-		$1,495,250	 42.5
Audit
related fees			   124,435	  33,500	   157,935	-		   157,935	  4.5
Tax fees			    77,390	  68,775	   146,165	-		   146,165	  4.2
All
other fees			    60,250	  45,800	   106,050	 1,611,830	 1,717,880	 48.8
Total			        $1,486,575	$418,825	$1,905,400	$1,611,830	$3,517,230	100.0
---------------------------------------------------------------------------------------------------------------------------------

(1)  For the period from June 3, 2002 to December 31, 2002 while Deloitte
     & Touche, LLP were the external auditors of TELUS.
(2) For the period from January 1, 2002 to June 2, 2002 while Arthur Andersen LLP were the external auditors of TELUS.
(3) With regard to the non-audit fees paid to Deloitte Consulting, all of the fees were paid pursuant to contracts entered into before Deloitte and Touche LLP became the auditors of the Company in 2002, and were for systems integration services.

                                 <Page 13>

Mandate and report of the corporate governance committee
--------------------------------------------------------

The mandate of the Corporate Governance Committee is to assist the Board in fulfilling its oversight responsibilities to ensure that the Company has an effective corporate governance regime. The Corporate Governance Committee is responsible for monitoring corporate governance developments, best practices for corporate governance and the effectiveness of the Company's corporate governance practices. The Corporate Governance Committee is also responsible for identifying, recruiting, appointing and providing ongoing development for directors and overseeing Board and director evaluations. The Corporate Governance Committee also assesses and makes recommendations to the Board for its determination of the "independence" and "financial literacy" and "financial expertise" and "accounting or related financial management expertise" of directors as defined under new corporate governance rules and guidelines.

Membership
As at December 31, 2003, the Corporate Governance Committee was comprised of Ron P. Triffo (Chair), R. John Butler, and John S. Lacey. The current members, consisting of Ron P. Triffo (Chair), R. John Butler, John S. Lacey and R.H. (Dick) Auchinleck, were appointed on February 11, 2004. All members of the Corporate Governance Committee are independent. See Appendix A for further information.

Meetings
The Corporate Governance Committee meets at least once each quarter and reports on its activities to the Board. At each regularly scheduled quarterly meeting, the Corporate Governance Committee holds an in camera session without management present. The Corporate Governance Committee met twelve times during 2003.

Highlights
Enhanced and renewed commitment to best practices for corporate governance
.. received regular updates on corporate governance initiatives taken by securities regulators and other interested parties and emerging best practices and implications of the proposals of Canadian and U.S.
  regulators with respect to TELUS
.. recommended revisions to the Board Policy Manual (available on telus.com), including the terms of reference for each committee of the Board. Revisions were made to document existing governance policies and to address the changing corporate governance rules and guidelines, including the requirements that:
  . each committee of the Board conduct an in camera session without management present as a regular feature of each regularly scheduled meeting
  . the Corporate Governance Committee, the Audit Committee and the Human
    Resources and Compensation Committee be entirely composed of independent directors
  . the Chair of the Board be independent
  . the committees meet at least once each quarter, and . the Board hold an annual in camera session at a regularly scheduled Board meeting without non-independent directors present.
.. oversaw addition of new corporate governance section to TELUS' Web site. The corporate governance section contains links to the Company's Ethics Policy, Policy on Corporate Disclosure and Confidentiality of Information and the Board Policy Manual
.. approved TELUS' Insider Trading Policy (available on telus.com).

                                 <Page 14>

Initiatives relating to Directors
.. reviewed and recommended nominees to stand for election as directors or to be appointed to the Board
.. reviewed the compensation payable to the directors for Board service and recommended a number of changes that were approved by the Board, considering the increased time commitment, responsibilities and risks faced by directors, as well as market data provided by an external consultant. Changes included:
  . eliminating option grants for directors. Directors now receive deferred share units instead of options
  . increasing the share ownership target for directors, to eight times the annual retainer for directors other than the Chair and two times the annual retainer for the Chair, to be achieved within five years
  . increasing the retainer and meeting fees payable to directors for
    Board and committee service
  . increasing the retainer and meeting fees payable to Audit Committee members, relative to the size of the retainer and meeting fees for other committee members, to reflect the increased time commitment and responsibilities of Audit Committee members
  . continued the orientation program for new directors and the ongoing education program for all directors, and . conducted an evaluation of each director of the Company, including the
    Chair, and an evaluation of the Board as a whole.

For more information on Director compensation see the table on page 16.

Signed, the members of the Corporate Governance Committee

/s/ Ron P. Triffo                  /s/ R. Auchinleck
----------------		  ----------------
Ron P. Triffo (Chair)	          R.H. (Dick) Auchinleck

/s/ R. John Butler		  /s/ John Lacey
-----------------                 --------------
R. John Butler	                  John S. Lacey

                                 <Page 15>

Director compensation Each director of the Company who is not an employee of the Company, other than John J. Lack and Daniel C. Petri, receives an annual fee for acting as a director on the Board and each committee served, plus a further fee for each Board and committee meeting attended.(1)
 The following sets out the meeting fees paid to directors from January 1, 2003 to April 30, 2003:

Board retainers and meeting fees
for non-management directors                                   Compensation
---------------------------------------------------------------------------------------------------------------------------------
Annual Chair's retainer			                        $175,000
Annual Vice-chair's retainer(1)		                         $44,000
Annual Directors' retainer		                         $22,000
Meeting fee (including Vice-chair)	                          $1,200
Chair's meeting fee			                        No meeting fee
Committee retainers and meeting
fees for non-management directors	                        Compensation
Meeting fee				                          $1,200
Chair's meeting fee			                          $1,200
---------------------------------------------------------------------------------------------------------------------------------

(1) As of February 11, 2004, the position of Vice-chair was eliminated.

(1) J.J. Lack and D.C. Petri do not receive director compensation due to Verizon's policy that no director, by virtue of his or her employment with Verizon, should receive director compensation.

The Board of Directors reviewed the compensation payable to directors in 2003. After considering the responsibilities and risks of being a director and the increasing demands placed on directors, and having canvassed market practices, the Board approved the following increase in the compensation paid to directors. These changes were effective as of April 30, 2003 and remain in effect:


Regular Board Service
---------------------------------------------------------------------------------------------------------------------------------
Annual Director's retainer		 			$25,000
Meeting fee				  			 $1,500
Annual equity grant		          			  3,500 deferred share units
Committee Service: 		          			Audit
Chair's retainer			 			$10,000
Member retainer			          			 $6,000
Meeting fee				  			 $3,000
Committee Service: 		        			All Other Committees
Chair's retainer			  			 $6,000
Member retainer			          			 $3,000
Meeting fee				  			 $1,500
Chair of the Board
Annual retainer			        		       $200,000
Meeting fee	                        			  -
Annual equity grant		           			  6,000 deferred share units
---------------------------------------------------------------------------------------------------------------------------------

Directors who are requested by the Chair to perform additional tasks or assignments on behalf of the Board may in certain circumstances receive an additional $1,500 per diem fee for such services. No such fees were paid in 2003.

                                 <Page 16>

Mandate and report of the pension committee
-------------------------------------------

Since the Company's inception, the Board of Directors formed the Pension Committee to focus exclusively on pension matters. The mandate of the Pension Committee is to oversee the administration, financial reporting and investment activities of the Pension Plan for Management and Professional Employees of TELUS Corporation, the TELUS Defined Contribution Pension Plan, the TELUS Edmonton Pension Plan, the TELUS Corporation Pension Plan and any successor plans (the "Plans") and the related trust funds (the "Funds"). The Pension Committee is responsible for reporting to the Board in respect of the actuarial soundness of the Funds, the administrative aspects of the Plans, investment policy, the performance of the investment portfolios and compliance with government legislation. The Pension Committee may, from time to time, recommend to the Board changes to the Plans and their administration.

Membership

As at December 31, 2003, the Pension Committee was comprised of R. John Butler (Chair), Brian A. Canfield, Ron P. Triffo and Donald P. Woodley.
The current members, consisting of R. John Butler (Chair), Brian A. Canfield, Ron P. Triffo and Donald P. Woodley, were appointed on February 11, 2004. All members of the Pension Committee are independent.

Meetings

The Pension Committee meets at least once each quarter and reports on its activities to the Board. At each regularly scheduled quarterly meeting, the Pension Committee holds an in camera session, without management present. The Pension Committee also meets with Plan auditors without management present. The Pension Committee met four times in 2003.

Highlights

TELUS Pension Plan Internal Controls Review
..The Pension Committee directed a management review of the processes and procedures for pension investment and administrative activities for the defined benefit pension plans to assess the existence and adequacy of internal controls, and concluded that the Company's internal framework for pension investment and administrative processes was satisfactory. Over the coming year, the Pension Committee will oversee the implementation by the Company of enhancements recommended in the internal controls review designed to improve plan governance structure, initiate proactive steps to meet Committee of Supporting Organizations ("COSO") and Sarbanes-Oxley Act type requirements that may be legislated in Canada, ensure that proper documentation is in place with respect to outsourced service provider relationships and develop a framework for ongoing monitoring of compliance with the COSO framework.

Strategic Risk Assessment

..The Pension Committee adopted an annual process of conducting a comprehensive strategic risk assessment during 2003. This process is another element of the COSO control framework adopted to further due diligence and support of the CEO and Chief Financial Officer ("CFO") certifications required under the Sarbanes-Oxley Act. The strategic risk assessment involved a survey of various stakeholder groups within TELUS who were asked to identify areas of possible low, medium and high risks in their areas of responsibility, including risks associated with investment and financial matters, legal issues, administration and actuarial funding. The goal of this review was to identify, assess and mitigate significant risks, if any, to the Plans to permit the Pension Committee and management to properly anticipate, evaluate and mitigate the impact of any such risks on Plan objectives. Risk management plans are in place for risks identified in the 2003 review.

                                 <Page 17>

Plan Management and Governance
In accordance with its mandate, the Pension Committee as needed, approved the appointments of auditors, actuaries, custodians, legal counsel and investment managers. As well, the Pension Committee received and reviewed (and approved where necessary):
 .annual financial statements and audit reports for all Plans that fall within its mandate, which were prepared by the external auditors
 .regular briefings regarding legal matters that affect the Plans
 .reports from each Plan's actuaries, including the assumptions and the results
 .Plan budgets, including Plan expenses and peer plan results
 .quarterly and annual investment results
 .Plan insurance coverage
 .management self-assessment of internal controls
 .reports confirming compliance with pension plan ethical standards, investment policies and procedures, derivative policies and legislation .surveys and reports concerning pension governance best practices
 .investment manager performance assessments
 .the strategic investment plan
 .proposed changes to the Committee's terms of reference, and .management presentations on the subjects of actuarial practices, derivatives, pension risks, operations overview and performance measurement.

Signed, the members of the Pension Committee

/s/ R. John Butler              /s/ Donald P. Woodley
---------------                -----------------
R. John Butler (Chair)	       Donald P. Woodley

/s/ Ron P. Triffo              /s/ Brian A. Canfield
--------------                 -----------------
Ron P. Triffo	               Brian A. Canfield

                                 <Page18>


mandate and report of the audit committee
-----------------------------------------

The Audit Committee supports the Board in fulfilling its oversight responsibilities regarding the integrity of the Company's accounting and financial reporting, the Company's internal controls and disclosure controls, the Company's legal and regulatory compliance, the Company's ethics policy and timeliness of filings with regulatory authorities, the independence and performance of the Company's external and internal auditors, the management of the Company's risk, the Company's credit worthiness, treasury plans and financial policy, and the Company's whistleblower and complaint procedures.

Membership

As at December 31, 2003, the Audit Committee was comprised of Brian F. MacNeill (Chair), R.H. (Dick) Auchinleck, A. Charles Baillie, Peter D. Charbonneau and John J. Lack.
The current Committee members, consisting of Brian F. MacNeill (Chair), A. Charles Baillie and Micheline Bouchard, were appointed on February 11, 2004. The Board has determined that each member of the Audit Committee is "financially literate" and has "accounting or related financial management expertise", and that the Audit Committee Chair is an "audit committee financial expert" as defined by applicable securities laws. All members of the Audit Committee are independent.

Meetings

The Audit Committee meets at least once each quarter and reports on its activities to the Board. At each regularly scheduled quarterly meeting, the Committee meets separately, in camera, with both the internal auditor and external auditors. The Committee also meets separately with management and without management present, at each regularly scheduled meeting.
The Audit Committee met six times during 2003.

Highlights

Financial Reporting

.. reviewed and discussed with the Company's President and CEO and CFO their readiness to certify the annual financial statements and related disclosure material, as required under the Sarbanes-Oxley Act ("SOX")
.. reviewed and recommended to the Board for approval the public release and filing of the annual audited consolidated financial statements and quarterly unaudited consolidated financial statements of the Company and its subsidiaries whose financial statements are publicly filed, including related news releases and MD&A
.. reviewed and recommended to the Board for approval key securities filings that contain financial information, including the Annual Information Form
.. reviewed, throughout the year, any changes or adoption of significant accounting policies and significant estimates impacting the current and future financial statements of the Company.

External Auditors

.. oversaw the work of the external auditors
.. reviewed and approved the annual audit plan
.. monitored the progress of the external audit
.. received reports on the external auditors' internal quality control procedures, independence and confidentiality procedures
.. met quarterly with the external auditors without management present
.. reviewed and set the compensation of the external auditors
.. reviewed and pre-approved all audit, audit-related and non-audit services provided by the external auditors or their affiliates.

<Page 19>

Accounting and Financial Management

.. reviewed the Company's major accounting policies, including alternatives and potential key management estimates and judgments and the Company's financial policies and compliance with such policies
.. reviewed with management the adoption of new accounting standards and emerging best practices in response to changes in securities legislation
.. reviewed with management the Company's financial policies and compliance with these policies. Reviewed quarterly derivatives reports and guarantees and indemnities reports. Recommended adoption of amended annual and long-term policy targets concerning matters such as leverage, liquidity, capital structure and credit ratings
.. reviewed quarterly treasury updates and approved key treasury matters, including financing plans
.. reviewed quarterly reports regarding taxation matters and structural/legal reorganizations
.. reviewed and discussed with management at each regularly scheduled meeting the results of significant capital expenditures including specific reviews of major capital projects.

Internal Controls and Disclosure Controls

.. reviewed and approved the internal audit program to provide assurance regarding risk exposures and internal controls
.. reviewed quarterly reports on internal audit activities and internal audit's evaluation of the Company's internal control systems and risk mitigation progress
.. met regularly with the Chief Internal Auditor without management present
.. monitored the adequacy of resources and the independence and objectivity of the internal audit function
.. reviewed briefings from management regarding key audit report follow-ups
.. reviewed quarterly the results of the cascading certifications by key stakeholders in the financial reporting and disclosure controls processes to provide reasonable assurance and confidence to the President and CEO and CFO
.. considered reports from the Chief Compliance Officer and Chief General
  Counsel on matters relating to compliance with laws and regulations
.. reviewed and recommended for approval by the Board the 2003 and 2004
  Ethics Policy
.. reviewed and considered quarterly reports regarding the receipt, investigation and treatment of whistleblower, ethics and internal controls complaints
.. reviewed quarterly the expenses of the Executive Leadership Team and annually reviewed the adequacy of, and compliance with, Company policies covering Executive Officers' expense accounts and perquisites and their use of corporate assets.


Enterprise Risk Management

.. reviewed the results of management's annual risk assessment, the identification of key risks and the engagement of executives to mitigate risk exposures
.. considered reports on the Company's business continuity, including potential situations of work stoppage, and disaster recovery plans
.. reviewed reports on management's approach for safeguarding corporate assets and information systems
.. monitored the Company's environmental risk management activities and results
.. reviewed the adequacy of the Company's insurance coverages.

                                 <Page 20>

Audit Committee Related Governance

.. received and reviewed with management frequent updates throughout the year regarding changing governance-related laws, rules and emerging best practices and implications of the proposals of Canadian and U.S. regulators with respect to the Audit Committee
.. reviewed and approved the implementation of procedures for the handling of employee and anonymous complaints and inquiries regarding accounting, auditing, ethics and internal control issues
.. oversaw the implementation of a process designed to enable all requests for non-audit services involving the external auditors to go to the Audit Committee for pre-approval
.. reviewed and recommended the Company's Disclosure Policy for approval by the Board
.. reviewed proposed updated Audit Committee terms of reference.


Signed, the members of the Audit Committee

/s/ Brian F. MacNeill                /s/ A. Charles Baillie
---------------------	             ----------------------
Brian F. MacNeill (Chair)	     A. Charles Baillie

/s/Micheline Bouchard
---------------------
Micheline Bouchard



                                 <Page21>

Mandate and report of the human resources and compensation committee
--------------------------------------------------------------------

The Human Resources and Compensation Committee (the "Compensation Committee") of the Board of Directors is responsible for developing the compensation philosophy and guidelines on executive compensation, overseeing succession planning for executive management, determining President and CEO goals and objectives relative to compensation and evaluating President and CEO performance, reviewing and recommending President and CEO compensation, and determining executive compensation for executive management other than the President and CEO. The Compensation Committee annually reviews and reports to the Board on senior management organizational structure, management's succession plans for the executive leadership team including specific development plans and career planning for potential successors for both normal career progression and emergency replacement situations. It administers the Board-approved equity-based plans, employee benefit plans for the executive leadership team (other than registered pension plans) and supplemental retirement arrangements.

Membership
As at December 31, 2003, the Compensation Committee was comprised of
John S. Lacey (Chair), Donald P. Woodley, and Daniel C. Petri.
The current members, consisting of John S. Lacey (Chair), Donald P. Woodley and R.H. (Dick) Auchinleck, were appointed on February 11, 2004. All members of the Human Resources and Compensation Committee are independent. See Appendix A for further information. There are no interlocking relationships between the members of the Compensation Committee and the executive leadership team members of the Company.
Non-employee directors, including Compensation Committee members, are not eligible to participate in any of the Company's compensation programs for employees except for the Share Option and Compensation Plan, which contains separate provisions related to the purchase of shares and issuance of deferred share units to non-employee directors.

Meetings
The Compensation Committee meets at least once each quarter and reports on its activities to the Board. At each regularly scheduled quarterly meeting, the Committee holds an in camera session without management present. The Compensation Committee met four times during 2003.

Highlights

President and CEO

.. reviewed and approved the corporate goals and objectives relevant to
  President and CEO compensation
.. assessed the President and CEO's performance
.. reviewed the form and adequacy of President and CEO compensation
.. reviewed and recommended to the Board for approval the President and CEO's compensation based on the Compensation Committee's evaluation of President and CEO performance and its review of the form and adequacy of President and CEO compensation.

Executive Management

.. reviewed and recommended for approval to the Board the proposed appointment of individuals to Executive Management and as corporate officers of the Company
.. received the President and CEO's evaluations on the performance of individual members of Executive Management
.. reviewed and approved the form and adequacy of executive compensation for Executive Management other than the President and CEO
.. reviewed and approved the compensation (including annual variable pay and other incentive awards) of individual members of Executive Management other than the President and CEO, after taking into consideration the evaluation and recommendations of the President and CEO
.. reviewed the succession plans for each member of Executive Management .. reviewed and approved the levels and types of benefits, including perquisites and vehicles, that may be granted to Executive Management.

Equity Plans

.. received regular updates from management on alternatives to the use of long-term incentives other than options and implications for the Company and its shareholders
.. received regular updates on regulatory changes in Canada and the United States regarding accounting treatment of options, requirements for shareholder approvals of equity grants, and implications for the Company

                                 <Page 22>

.. recommended to the Board for approval the Restricted Stock Unit Plan
  III
.. recommended to the Board for approval a long-term incentive program design that offers a mix of share options and restricted stock units granted under Restricted Stock Unit Plan III. See "Report on executive compensation."

Public Disclosure

.. prepared and approved for publication the report on executive compensation below
.. reviewed and commented on changes to the Committee's terms of reference to reflect new legal requirements and best practices.

Report on executive compensation

One of the Compensation Committee's roles is to design a compensation arrangement for the Company's executive leadership team that will enhance the growth and profitability of the Company and allow the Company to attract and retain the key talent necessary to achieve the business objectives of the Company, as approved by the Board.

Compensation objectives and principles

The goal is to create a clear linkage between compensation and the achievement of business goals in the short-term, medium-term and long-term by providing appropriate components of fixed compensation, compensation at-risk and future income security.
The Compensation Committee has approved a performance management philosophy that provides a direct linkage between short-, medium- and long-term compensation at-risk and the execution strategies required to achieve the goals of continuous growth, quality of service and operational excellence, while providing a workplace of choice.
In establishing the appropriate compensation levels, the Compensation Committee receives expert advice from outside consultants who conduct surveys and provide competitive data, and recommendations from management.
The Compensation Committee relates total compensation levels for the executives to the compensation paid to executives of two comparator groups: general Canadian industry with revenue similar to that of the Company and Canadian telecommunications companies. The Compensation Committee approves the selection of external consultants and, from time to time, reviews the selection of companies used for comparison purposes.

Performance management

For 2003, the Compensation Committee has continued with a rigorous, comprehensive and holistic approach towards the assessment of the performance of the executive leadership team. Each executive leadership team member is evaluated using the following assessment tools:
.. personal value-add assessment model ("PVAAM")
.. individual, business unit and corporate balanced scorecards
.. strategic staffing model.

PVAAM is used to assess and rate an executive leadership team member's achievement of results, leadership skills, retention criticality and value to achieving strategy. These ratings, in conjunction with competitive market compensation data and the balanced scorecard results, are used to determine an executive leadership team member's base pay, annual variable pay, restricted stock unit allocations and share option grants.
The strategic staffing model is a comprehensive assessment tool used to assess each executive leadership team member's development and is relied on to design and regularly update succession plans for executive positions.

Compensation mix

The key elements of the Company's executive compensation program are base salary and at-risk compensation, which comprises annual variable pay, medium-term incentives and long-term incentives. These key elements are addressed separately below. The Compensation Committee has adopted a market-based approach to ensure that the Company provides competitive compensation. Total compensation is generally targeted to be at the 75th percentile of the two comparator groups described above. The Compensation Committee will also consider other elements of an executive's total compensation including health and welfare benefits, retirement programs, perquisites and severance arrangements.

                                 <Page 23>

Base salary

The above philosophy results in base salary comprising less than 50 per cent of total compensation. In accordance with its market-based approach, the Compensation Committee has targeted base salaries to be at approximately the 50th percentile of the comparator groups. Individual base salaries are adjusted by the Compensation Committee to recognize varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity issues, as well as the pay practices of companies in the comparator groups. For 2003, there were no base salary increases for the named executives other than the President and CEO which is discussed below.

At-risk incentive pay

The Compensation Committee is a proponent of linking compensation directly to the achievement of business objectives. As a result, the target at-risk incentive pay for executives is greater than the base salary. The Company adopts three strategies for at-risk incentive pay:

1. Annual variable pay plan

This annual plan implements the Company's pay-for-performance philosophy by providing executives with direct financial incentive in the form of an annual cash award based on the achievement of corporate, strategic business unit and individual performance goals. The actual achievement of annual business plans as reflected through performance measurement and quantifiable goals will ultimately determine the annual variable compensation received.

  Specific targets were established using a balanced scorecard approach with 2003 corporate targets tied to profitable growth, customer metrics, business efficiency, and employee engagement. The profitable growth metrics (40 per cent) were wireless network and IP/data revenue, EBITDA, free cash flow, net debt/EBITDA and earnings per share (from continuing operations). Customer metrics (30 per cent) consisted of TELUS Mobility churn rate, a customer loyalty index, and other indices that measure quality performance and customer loyalty. Business efficiency metrics (20 per cent) consisted of EBITDA per average total TELUS team member for TELUS Communications and EBITDA before cost of acquisition for TELUS Mobility. Lastly, employee engagement (10 per cent) was measured based on a survey of all employees. Balanced scorecard targets were also set for each strategic business unit. The awards payable to the executive leadership team members are determined based on meeting the corporate targets and their respective strategic business unit targets as set out in the corporate balanced scorecard and strategic business unit balanced scorecards, respectively, and achieving the results set out in their personal performance objectives. Results at less than target would result in a reduced or zero award.
  All corporate and strategic business unit scorecard objectives were tied to the six strategic imperatives of TELUS, which are as follows:

.. providing integrated solutions that differentiate TELUS from our competitors
.. building national capabilities across data, IP, voice and wireless
.. partnering, acquiring and divesting as necessary to accelerate the implementation of our strategy and focus our resources on core business .. focusing relentlessly on the growth markets of data, IP and wireless .. going to the market as one team, under a common brand, executing a single strategy
.. investing in internal capabilities to build a high-performance culture and efficient operation.

                                 <Page 24>

The weighting given to corporate results, strategic business unit ("SBU") results and personal results for each executive leadership team member is set out in the following table:

---------------------------------------------------------------------------------------------------------------------------------
                                                           Component weighting	                                    Target award
---------------------------------------------------------------------------------------------------------------------------------
						                   Average	     Average 		            % of
 		                  Corporate       SBU	           SBU               customer facing   Personal	    base
Position	 	          results	  results	   results	     SBU results       results	    salary
---------------------------------------------------------------------------------------------------------------------------------
President & CEO	                  30%	          -		    20%		     30%	       20%	    50%
EVP - Customer
facing SBU		          50%	          30%	            -		     -	               20%	    50%(1)
EVP - Business
enabling SBU	                  30%	          20%    	    -		     30%	       20%	    50%
---------------------------------------------------------------------------------------------------------------------------------

(1) The Executive Vice-President and CEO of TELUS Mobility's target award is 100 per cent of base salary as he does not participate in any mid-term incentive or pension plans.

The award for the Executive Vice-President of a business enabling strategic business unit, such as Finance and Human Resources, is based in part on the success of the Company's customer facing strategic business units to ensure direct line of sight to the achievement of customer facing business unit objectives. The award for the President and CEO is based in part on the average results of all the strategic business units.
  The personal performance of each member of the executive leadership team (other than the President and CEO) is assessed by the President and CEO, and the performance of the President and CEO is assessed by the Compensation Committee. The personal performance scorecard component is then determined based on the ratings set out in the following table:


Personal Performance
                                                                        Performance
Rating				                                        rating		   Multiplier
---------------------------------------------------------------------------------------------------------------------------------
Below expectation		                                        2-3		   0.0-0.3
Needs improvement	                                                4-5		   0.4-0.7
Contributing			                                        6-7		   0.8-1.0
Superior			                                        8-9		   1.1-1.5
Distinguished		                                                 10		   Greater than 1.5
---------------------------------------------------------------------------------------------------------------------------------

This approach ensures that payouts reflect performance levels that require truly outstanding results to deliver multipliers greater than 1.0.
  For 2003, the overall annual variable pay plan results for the executive leadership team members averaged 109 per cent of target. The corporate balanced scorecard component of their variable plan was 141 per cent of target. Following is a description of some of the results achieved in respect of the various metrics comprising the corporate balanced scorecard:

TELUS achieved strong results in most metrics within the Profitable Growth quadrant of the scorecard. TELUS exceeded its targets with respect to:
..  Earnings Before Interest, Taxes, Depreciation and Amortization
   ("EBITDA"), fuelled by strong TELUS Mobility results and the successful realization of benefits from the Operational Efficiency Program ("OEP") at TELUS Communications
.. free cash flow reflecting strong EBITDA and lower capital spending as well as a tax refund achieved through the settlement of tax matters with Canada Customs and Revenue Agency
..  net debt, reflecting strong EBITDA and earnings per share
..  earnings per share (from continuing operations)
.. wireless network and IP/data revenue results were below target due to a shortfall in IP/data revenue that was partially offset by favourable TELUS Mobility revenue.

Within the Customer Scorecard quadrant:
..  TELUS Mobility maintained its low customer churn rate and significantly exceeded its target
..  results for customer service levels were below target, reflecting the short
   -term customer service challenges the TELUS team faced throughout 2003 and resulting in a zero payout for some customer service metrics such as due date performance and access to business office
.. results for the loyalty index and the quality performance measurement were also below TELUS targets.

                                 <Page 25>

Within the Business Efficiency quadrant:

.. EBITDA/average total team member for TELUS Communications was below target, resulting primarily from weakness in wireline revenue growth that was partially offset by the cost savings achieved by the OEP
.. EBITDA before cost of acquisition for TELUS Mobility exceeded target, reflecting strong operational execution, growth and significant economies of scale.

Within the Employee Engagement quadrant:

.. results from TELUS' employee survey show that the Company has a solid foundation on its values, quality of leadership, sense of teamwork, and as a respectful and supportive workplace, but overall results were below the threshold target, reflecting in part customer service and collective bargaining challenges experienced in 2003.

2. Medium-Term Incentives

In 2003, the Compensation Committee continued with the Restricted Stock Unit Plan II ("RSU Plan II"), a medium-term incentive plan that was implemented in 2002 for executive leadership team members and expanded in 2004 to include designated senior management employees. The purpose of this plan is to link a portion of the at-risk compensation to both the achievement of performance targets and total shareholder return, and to promote the retention of executives. Under RSU Plan II, participants are allocated restricted stock units ("RSUs"). The amount and terms of any allocation are approved by the Compensation Committee annually.
  Generally, the number of RSUs allocated to an executive is based both on the achievement by the executive of performance targets and the share price performance of non-voting shares during the plan year. Each RSU is equal in value to the price of one non-voting share calculated in the manner provided in the plan. When dividends on non-voting shares are paid during the life of an RSU, a participant receives an equivalent credit that is converted to additional RSUs in the participant's account.
  Unless otherwise determined with respect to any particular allocation, RSU Plan II provides that the number of RSUs allocated to a participant is based on a percentage of the participant's salary as determined under the RSU
II, based on actual performance results, then divided by the value of the non-voting shares at the beginning or end of the year preceding the year of allocation, whichever is higher. The value of the non-voting shares is calculated on the basis of the weighted average trading price of the non-voting shares on the Toronto Stock Exchange for the preceding 15 trading days. For example, the value of RSUs allocated in 2004 under RSU Plan II was $24.09 per RSU and was calculated based on the trading price of the non-voting shares for the 15 trading days up to December 31, 2003, which was higher than the price for the 15 trading days preceding January 1, 2003. This link, under RSU Plan II, to the share price of non-voting shares is to further align the executive leadership team's interests with shareholders' interests. In this manner, the price of non-voting shares of the Company directly impacts the value of the participant's incentive compensation.
  The Company had previously implemented a separate RSU Plan for 2001 performance for certain executives. RSU Plan I provided that RSUs were allocated at a value equal to the weighted average trading price per non-voting share on the Toronto Stock Exchange on the day preceding the date of allocation.
  Retention is promoted through the vesting of RSUs. RSUs allocated under the RSU Plan I vest on October 18, 2004 and are to be paid out prior to the 2004 year-end. RSUs allocated under RSU Plan II vest and become payable in equal installments over approximately a three-year period, with all RSUs being paid out before the end of the second year after the year of allocation. The value of the RSUs at pay-out is based on the value of non-voting shares at that time, calculated in the manner required by the applicable plan. In this manner, the price of non-voting shares of the Company directly impacts the value of the participant's incentive compensation at payout. Payments under the RSU Plan I may be in cash or in non-voting shares purchased in the market. Payments under the RSU Plan II may be in cash or non-voting shares purchased in the market or, subject to all necessary corporate and regulatory approvals, in non-voting shares issued from treasury.

                                 <Page 26>

3. Long-term incentives

Long-term incentives are provided under the Share Option and Compensation Plan and Restricted Stock Unit Plan III ("RSU Plan III"), which were introduced in 2003. The purpose of the plans is to align the interests of executives with those of shareholders and to provide incentive compensation based on the value of non-voting shares. This strategy provides an opportunity for executives to acquire, through share options and RSUs, an increased proprietary interest in the Company.
  The amount and terms of any long-term incentives as determined by the Compensation Committee will be consistent with the overall compensation philosophy and objectives as set out above. As noted previously, long-term incentives are based on two main factors: competitive market compensation considerations and each executive leadership team member's PVAAM ratings. The PVAAM assessments are based on four elements: Achieving Results and Leadership Skills (the two performance components) and Value to Achieving Strategy and Retention (the two potential components). The resulting assessment has a direct bearing on the long-term incentive awards.
   Share options are granted at an exercise price not less than the market value of the non-voting shares on the last business day before the grant date as determined pursuant to the plan. For options granted in February 2004, the vesting period was changed from graduated vesting over three years to 100 per cent ("cliff-vesting") at the end of three years in order to strengthen retention. George Cope was granted options with possible vesting by December 31, 2004 or the date of termination of his employment, whichever is earlier. Prior option grants are not taken into account in determining whether and, if so, how many new options would be granted.
   In order to provide a more appropriate mix of long-term incentives, the February 2004 long-term incentive grant was split between share options and RSUs under RSU Plan III. This split represents an approximate allocation of one-third options and two-thirds RSUs to the executive leadership team on a collective basis, based on an estimated after tax equivalency between the value of the RSUs and the value of the options to be granted, using a Black-Scholes valuation. In addition, in order to strengthen retention, both the options and the RSUs granted in February 2004 will in most instances cliff-vest within a three-year period. The Compensation Committee has the right to determine the vesting of each RSU grant under RSU Plan III. Similar to RSU Plan II, all RSUs granted under RSU Plan III must be paid out before the end of the second year after the year of allocation. Each RSU is equal in value to the price of one non-voting share calculated in the manner provided in RSU Plan III. When dividends on non-voting shares are paid during the life of an RSU, a participant receives an equivalent credit which is converted to additional RSUs in the participant's account. The value of the RSUs at pay-out is based on the value of non-voting shares at that time, calculated in the manner required by RSU Plan III. In this manner, the price of non-voting shares of the Company directly impacts the value of the participant's incentive compensation at payout. Payments under RSU Plan III may be in cash or in non-voting shares purchased in the market or, subject to all necessary corporate and regulatory approvals, in non-voting shares issued from treasury.

Compensation of President and CEO

The principles used for determining the compensation of the President and CEO, Darren Entwistle, were identical to those established for the other executives, other than noted previously. The President and CEO's base salary was increased in 2003 to move closer to the median of the comparator groups, but remained below median for 2003 following the increase.

Share ownership guidelines

Share ownership guidelines were introduced for the executive leadership team members in 2002 to provide a further link between the interests of executives and those of our shareholders, thereby demonstrating the ongoing alignment of executives' interests with the interests of shareholders. The share ownership targets established in 2002 were a value of at least three times annual base salary for the President and CEO and one times annual base salary for executive vice presidents.
In 2003, the ownership target was increased to two times base salary for executive vice presidents. The share ownership targets can be met through a mix of common and non-voting shares and RSUs acquired over a five-year period. Certain executive leadership team members already have significant shareholdings and meet or exceed these target levels.

                                 <Page 27>

Executive shareholdings summary table

The following table provides information concerning total TELUS shareholdings held by each named executive (as set out in the Executive compensation summary table on page 29), dollar value of shareholdings and share ownership level (based on dollar value) to base salary ratio, as at December 31, 2003 (see Share ownership guidelines on page 27).


	                        TELUS shareholdings
	                        (common shares/non-voting		                           Share ownership
	                        shares/restricted stock units 	  Dollar value of	           level as a multiple
Name                            for non-voting shares)(1)         shareholdings ($)(2)             of base salary
---------------------------------------------------------------------------------------------------------------------------------
Darren Entwistle		16,042/72,363/111,258		  4,859,918		           5.4
George Cope			-/165,048/-			  3,994,162		           6.7
Robert McFarlane		-/115,129/21,618		  3,309,277		           8.3
John Maduri			9,062/-/5,848			  376,681		           1.0
Joseph Grech		        7,813/0/5,612			  338,558		           1.0
---------------------------------------------------------------------------------------------------------------------------------

(1) Excludes TELUS non-voting shares that are to be delivered to the executive in 2004 in payment of RSUs that vested in December 2003
(2) At the close of trading on December 31, 2003, the market price of the common shares was $25.95 and the market price of the non-voting shares was $24.20.

Conclusion

The Compensation Committee believes that the various components of compensation are appropriately balanced to provide direction and motivation for the executive leadership team to make a positive contribution to the Company's overall success, thereby enhancing the value of the Company for our shareholders.

Signed, the members of the Human Resources and Compensation Committee

/s/ John S. Lacey            /s/ Donald P. Woodley
--------------               ---------------------
John S. Lacey (Chair)	     Donald P. Woodley

/s/ R.H. (Dick) Auchinleck
--------------------------
R.H. (Dick) Auchinleck

                                 <Page 28>


Executive compensation summary table

In accordance with executive compensation reporting requirements of applicable securities regulations, the following table provides information concerning the total compensation paid during the last three fiscal years to the President and CEO of the Company in the year ended December 31, 2003, and the four other executive officers employed by the Company as at December 31, 2003 who had the highest individual aggregate annual salary and bonuses ("variable pay") for 2003 (collectively, the "named executives"). The figures shown for each of the three years represent those amounts paid by the Company or its predecessors to the named executives.


Compensation
---------------------------------------------------------------------------------------------------------------------------------
 					Annual Compensation			                  Longer-term Compensation
---------------------------------------------------------------------------------------------------------------------------------
                     	                                                                                    Number of
Name and	     	            	       	            	Other annual      securities      Restricted      All other
principal position        Year ended	Salary      Bonus(1)    compensation(2)   under options   stock units 	  compensation
		          December 31   ($)	    ($)	        ($)	 	  granted (3)	  (6)(7) ($)	  ($)
=================================================================================================================================
Darren Entwistle          2003		857,500	    529,506	 95,915(4)	   40,000	  2,748,203	     20,700(8)
President & Chief         2002		785,000	    371,305	 97,247(4)	  163,255	  1,824,014	     60,183(8)
Executive Officer         2001		785,000	    510,250	109,075(5)	  380,000	    510,250	     60,183(8)
=================================================================================================================================
George Cope	          2003		600,000	     963,000	     -		   90,000	       -	       -
Executive Vice-President  2002	        600,000	     636,000	     -		   95,000	       -	       -
President & CEO, 	  2001	        560,080	     596,858	     -		  208,335	       -	  1,400,000(9)
TELUS Mobility
=================================================================================================================================
Robert McFarlane 	  2003	        400,000	     238,200	     -		     -		    672,025	      6,133(8)
Executive Vice-President  2002	        400,000	     183,600	     -		   50,000	    191,387	       -
& Chief Financial Officer 2001	        400,000	     238,800	     -		   50,000	    238,800	     15,333(8)
				           -	        -	     -		     -		       -	    875,000(9)
=================================================================================================================================
John Maduri		  2003	        360,000	     182,880	  3,609(13)	     -		    455,570	       -
Executive Vice-President  2002	        360,000	     138,060	171,260(10)	  80,000	    138,060	       -
& President,		  2001	        360,000	     361,080	368,479(11)	  75,000	       -	     11,040(8)
Business Solutions		          -	       -	   -		    -		       -	     10,000(12)
=================================================================================================================================
Joseph Grech		  2003	        350,000	    211,750	  8,825(14)	  11,700	    521,625	     11,040(8)
Executive Vice-President  2002	        350,000	    132,475	  8,250(14)  	  70,000	    132,475	      5,367(8)
& President,		  2001	        350,000	    369,250	 16,500(14)	  75,000	       -	     17,442(8)
Partner Solutions			   -	       -	   -		    -		       -	     10,000(12)
---------------------------------------------------------------------------------------------------------------------------------

(1)Represents variable "at risk" component of cash compensation earned under the annual variable pay plan. Amounts are paid in first quarter of following year.
(2)Except as noted, the value of perquisites and other personal benefits received by named executives is no greater than the lesser of $50,000 and 10 per cent of annual salary and bonus of the respective named executives.
(3)Annual option grants under the Share Option and Compensation Plan awarded to the named executives in relation to the 2003 financial year were approved by the Compensation Committee and the Board on the 10th and 11th of February 2004.
(4)Consists of $50,000 bonus paid to allow executive to repay Company loan in that amount, deemed interest on interest-free Company loan and bonus in an amount sufficient to cover the taxes on both the loan repayment bonus and the deemed interest.
(5)Consists of $50,000 bonus paid to allow executive to repay Company loan in that amount, deemed interest on interest-free Company loan, deemed interest on a relocation expense payment in 2000 in the amount of $49,350, and bonus in an amount sufficient to cover the taxes on both the loan repayment bonus and the deemed interest.
(6)The RSU grants in the Summary compensation table are made in the February of the following year. Therefore, the grants shown for 2003 were made in February 2004.

                                 <Page29>

(7)The aggregate number of RSUs (including accrued dividend equivalents) held by the named executives at December 31, 2003, their value at the date of grant, their value at closing market price at December 31, 2003, and their vesting are as follows:

---------------------------------------------------------------------------------------------------------------------------------
				Number of RSUs	        Value at date	        Value at	       Vesting
			        (Plan I/ Plan II)	 of grant	 	December 31, 2003      2004/2005
---------------------------------------------------------------------------------------------------------------------------------
Darren Entwistle	        29,573/81,685 	        $1,781,413		$2,692,444		70,409/40,849
---------------------------------------------------------------------------------------------------------------------------------
George Cope		              -			    -			    -			    -
---------------------------------------------------------------------------------------------------------------------------------
Robert McFarlane	        13,840/7,778	          $378,677		$523,156		17,728/3,890
---------------------------------------------------------------------------------------------------------------------------------
John Maduri		          0/5,848		   $94,639		$141,522		2,924/2,924
---------------------------------------------------------------------------------------------------------------------------------
Joseph Grech	                  0/5,612		   $90,409		$135,810		2,806/2,806
---------------------------------------------------------------------------------------------------------------------------------
Note that the figures in the above table exclude RSUs which vested on or before
December 31, 2003 that were not paid out until 2004 and exclude RSUs allocated in February 2004. The details of the RSU plans are disclosed in the Report on
Executive Compensation.

 (8)Payment in lieu of accrued but unused vacation.
 (9)Payment of obligations assumed by TELUS upon acquisition of Clearnet Communications Inc.
(10)Consists of $100,000 bonus paid to allow executive to repay Company loan in that amount, deemed interest on interest-free Company loan and deemed interest on a housing cost-differential payment in the amount of $105,951 for 2002, and bonus in an amount sufficient to cover the taxes on both the loan repayment bonus and the deemed interest.
(11)Consists of $200,000 bonus paid to allow executive to repay Company loan in that amount, deemed interest on interest-free Company loan and deemed interest on a housing cost-differential payment in the amount of $205,951 for 2001, and bonus in an amount sufficient to cover the taxes on both the loan repayment bonus and the deemed interest.
(12)Relocation expense payment.
(13)Housing cost-differential payment.
(14)Deemed interest as a result of an interest-free repayable Company loan. Loan fully repaid on November 23, 2003.

Options granted for the most recently completed financial year

As noted previously, in order to provide a more appropriate mix of long-term and medium-term incentives, the February 2004 grant was split between share options and RSUs. This split represents an approximate allocation of one-third options and two-thirds RSUs on a collective basis using a Black-Scholes valuation. In addition, in order to strengthen retention the options and RSUs granted in February 2004 will in most instances cliff-vest within a three-year period.

In order to provide comprehensive and up-to-date information, the Company has set forth in the table below option grants made in the current year. Accordingly, the following option grants to the named executives were made in February 2004 based on 2003 performance:

---------------------------------------------------------------------------------------------------------------------------------
                                                                	             Market value
									             of securities
	            Securities under 	 % of total options 	 Exercise or	     underlying options
	            options granted(1) 	 granted to employees	 base price	     on the date of grant
Name	            (#)			 in financial year(1)	 ($/security)(2)     ($/security)(3)	       Expiration date
---------------------------------------------------------------------------------------------------------------------------------
Darren Entwistle    40,000		 0.99%			 $24.79		     $24.76		       February 11, 2011
---------------------------------------------------------------------------------------------------------------------------------
George Cope	    90,000		 2.22%			 $24.79		     $24.76		       February 11, 2011
---------------------------------------------------------------------------------------------------------------------------------
Robert McFarlane      -		         0.00%			    -		        -			       -
---------------------------------------------------------------------------------------------------------------------------------
John Maduri	      -		         0.00%			    -		        -			       -
---------------------------------------------------------------------------------------------------------------------------------
Joseph Grech	    11,700		 0.29%			 $24.79		     $24.76	  	       February 11, 2011
---------------------------------------------------------------------------------------------------------------------------------

 (1)All grants are in respect of non-voting shares. Percentage refers to percentage of total grant of TELUS share options, including all grants made in February 2004 based on 2003 performance.
 (2)TELUS options are granted at or above the weighted average trading price of the non-voting shares on the last business day before the date of grant.
 (3)Actual weighted average trading price on the date of grant.

                                 <Page 30>

The following option grants to the named executives were made in February 2003 based on 2002 performance:
---------------------------------------------------------------------------------------------------------------------------------
							                            Market value
		    Securities				                            of securities
		    under options 	 % of total options 	 Exercise or	    underlying options
		    granted 	         granted to employees	 base price	    on the date of grant
Name		    (#)		         in financial year(1)	 ($/security)(2)    ($/security)(3)	       Expiration date
---------------------------------------------------------------------------------------------------------------------------------

Darren Entwistle    163,255	         3.41			 $14.86		     $15.16		       February 12, 2010
George Cope	     95,000	         1.98			 $14.86		     $15.16		       February 12, 2010
Robert McFarlane     50,000	         1.04			 $14.86		     $15.16		       February 12, 2010
John Maduri	     80,000	         1.67			 $14.86		     $15.16		       February 12, 2010
Joseph Grech	     70,000	         1.46			 $14.86		     $15.16		       February 12, 2010
---------------------------------------------------------------------------------------------------------------------------------

 (1)All grants are in respect of non-voting shares. Percentage refers to percentage of total grant of TELUS share options.
 (2)TELUS options are granted at or above the weighted average trading price of the non-voting shares on the last business day before the date of grant.
 (3)Actual weighted average trading price on the date of grant.

Aggregated options exercised during the most recently completed financial year and financial year-end option values for the named executives
	             Securities	      Aggregate						               Value of unexercised
	             acquired on      value	             Unexercised options		       in the money options
	             exercise	      realized	                at FY-end(1)			            at FY-end
Name	             (#)	      ($)	       (#) exercisable/unexercisable		   ($) exercisable/unexercisable
---------------------------------------------------------------------------------------------------------------------------------
					               common shares/	        common shares/
					               non-voting shares	non-voting shares
---------------------------------------------------------------------------------------------------------------------------------
Darren Entwistle       -		-		150,000/270,017	             0/488,263	       25,333	     1,575,468
---------------------------------------------------------------------------------------------------------------------------------
George Cope	     204,500	      2,018,436	        261,852/268,983	             0/125,324	       41,667	       887,300
---------------------------------------------------------------------------------------------------------------------------------
Robert McFarlane        -		-	        102,774/209,673	        26,184/98,036	    1,744,037          473,667
---------------------------------------------------------------------------------------------------------------------------------
John Maduri	        -		-	         87,083/46,172	 	22,917/140,586		5,000	       757,200
---------------------------------------------------------------------------------------------------------------------------------
Joseph Grech	        -	        -	         26,800/45,584	 	     0/130,292		5,000	       663,800
---------------------------------------------------------------------------------------------------------------------------------

 (1)At the close of trading on December 31, 2003, the market price of the common shares was $25.95 and the market price of the non-voting shares was $24.20.

TELUS Pension Plan

The TELUS Supplementary Retirement Arrangement ("SRA") establishes an overall retirement income benefit which provides supplemental pension benefits to be paid to a retired executive in addition to the pension income under the existing registered Company pension plans.
  Named executives, other than George Cope, participate in the Company's contributory registered pension plans. The SRA for the named executives, other than George Cope, supplements these plans by providing a total benefit at retirement determined as two per cent of a person's highest consecutive three years' average pensionable remuneration times the total number of years of credited service to a maximum of 35. Pensionable remuneration is base salary increased by 50 per cent for annual variable compensation payments to the named executives other than the President and CEO, and by 60 per cent for the President and CEO.

                                 <Page 31>

The following table shows the total of the annual retirement benefits, payable from both the SRA and registered pension plans, assuming retirement at age 60 or over:


---------------------------------------------------------------------------------------------------------------------------------
Pension plan table 2003
                                                           Years of service
---------------------------------------------------------------------------------------------------------------------------------
Remuneration ($)	   15		       20		   25		       30		   35
---------------------------------------------------------------------------------------------------------------------------------
  175,000		    52,500	        70,000		    87,500	         105,000	     122,500
  200,000		    60,000	        80,000		   100,000	         120,000	     140,000
  225,000		    67,500	        90,000		   112,500	         135,000	     157,500
  250,000		    75,000	       100,000	           125,000	         150,000	     175,000
  300,000		    90,000	       120,000	           150,000	         180,000	     210,000
  350,000		   105,000	       140,000	           175,000	         210,000	     245,000
  400,000		   120,000	       160,000	           200,000	         240,000	     280,000
  450,000		   135,000	       180,000	           225,000	         270,000	     315,000
  500,000		   150,000	       200,000	           250,000	         300,000	     350,000
  550,000		   165,000	       220,000	           275,000	         330,000	     385,000
  600,000		   180,000	       240,000	           300,000	         360,000	     420,000
  650,000		   195,000	       260,000	           325,000	         390,000	     455,000
  700,000		   210,000	       280,000	           350,000	         420,000	     490,000
  750,000		   225,000	       300,000	           375,000	         450,000	     525,000
  800,000		   240,000	       320,000	           400,000	         480,000	     560,000
  850,000		   255,000	       340,000	           425,000	         510,000	     595,000
  900,000		   270,000	       360,000	           450,000	         540,000	     630,000
  950,000		   285,000	       380,000	           475,000	         570,000	     665,000
1,000,000		   300,000	       400,000	           500,000	         600,000	     700,000
1,050,000		   315,000	       420,000	           525,000	         630,000	     735,000
1,100,000		   330,000	       440,000	           550,000	         660,000	     770,000
1,150,000		   345,000	       460,000	           575,000	         690,000	     805,000
1,200,000		   360,000	       480,000	           600,000	         720,000	     840,000
1,250,000		   375,000	       500,000	           625,000	         750,000	     875,000
1,300,000		   390,000	       520,000	           650,000	         780,000	     910,000
1,350,000	 	   405,000	       540,000	           675,000	         810,000	     945,000
1,400,000		   420,000	       560,000	           700,000	         840,000	     980,000
1,450,000		   435,000	       580,000	           725,000	         870,000	   1,015,000
1,500,000		   450,000	       600,000	           750,000	         900,000	   1,050,000
1,550,000		   465,000	       620,000	           775,000	         930,000	   1,085,000
1,600,000		   480,000	       640,000	           800,000	         960,000	   1,120,000
1,650,000	 	   495,000	       660,000	           825,000	         990,000	   1,155,000
1,700,000		   510,000	       680,000	           850,000	       1,020,000	   1,190,000
1,750,000		   525,000	       700,000	           875,000	       1,050,000	   1,225,000
---------------------------------------------------------------------------------------------------------------------------------

 (1)The compensation covered by the SRA for each of the named executives is based on his respective salaries shown in the Executive compensation summary table plus 60 per cent for the President and CEO and 50 per cent for each of the other participating named executives.
 (2)The benefits under the registered pension plans and the SRA are payable for a member's lifetime with a 60 per cent benefit payable to the surviving spouse.
 (3)The pension at retirement, at age 60 with less than 15 years' service, will be reduced.
 (4)The above benefits are not offset by any CPP/QPP payments.

                                 <Page 32>

The years of credited service as of December 31, 2003 for pension plan purposes for the named executives other than George Cope are as follows: Darren Entwistle, three years and six months; Joseph Grech, six years and three months; John Maduri, six years and eight months; and Robert McFarlane, three years and two months. Mr. Grech is accruing two years of pensionable service for each year from October 9, 2000 to October 9, 2005. Mr. Maduri is accruing two years of pensionable service for each year from May 1, 2000 to May 1, 2005.

Employment agreements

TELUS has entered into executive employment agreements for an indefinite term with Darren Entwistle and Joseph Grech. Each agreement provides that if the employment of the executive were terminated at any time other than for just cause or by reason of death, disability or retirement, the executive will be paid a severance payment equal to two times his annual compensation and will be provided with continued benefit coverage and continued accrual of pensionable service for two years following the date of termination. Each agreement contains a prohibition on the improper disclosure or use of confidential information and a one-year non-competition restriction after termination.
  At the commencement of his employment, Darren Entwistle received a $250,000 interest-free forgivable loan net of tax obligations under his agreement, of which $50,000 was forgiven in each of 2001, 2002 and 2003. Under his agreement, Joseph Grech received a $300,000 interest-free loan which was repaid in full on November 23, 2003. Joseph Grech is also entitled to credit under the SRA of two years of pension service for each full year of employment during the first five years.
  TELUS has entered into an agreement with John Maduri which is similar to the agreements with Darren Entwistle and Joseph Grech, except that the agreement with John Maduri provides that if the employment of the executive were terminated other than for just cause or by reason of death, disability or retirement, he will be paid a severance payment equal to one and one-half times his annual compensation and will be provided with continued benefit coverage and continued accrual of pension plan rights for 18 months following the date of termination. John Maduri received a $300,000 interest-free forgivable loan net of tax obligations under his agreement, of which $200,000 was forgiven in 2001 and $100,000 was forgiven in 2002. John Maduri is also entitled to credit under the SRA of two years of pension service for each full year of employment during the first five years.
  TELUS has entered into an agreement with George Cope that is similar to the agreements with Darren Entwistle and Joseph Grech, except that the agreement with George Cope is for a fixed term expiring on December 31, 2004 and he does not participate in the pension plans of TELUS. George Cope's stock option grants are structured to vest on December 31, 2004, subject to the terms of his agreement. The agreement provides that if the employment of the executive were terminated at any time prior to expiry of the term other than for just cause or by reason of death or disability, he will be entitled to his salary for the balance of the term of his agreement. In addition, if his employment were terminated, with the result that the one-year competition restriction becomes effective, the executive will be entitled to one year of annual compensation.
  TELUS has entered into an agreement with Robert McFarlane which is similar to the agreement with Darren Entwistle and Joseph Grech, except that the agreement with Robert McFarlane provides that if his employment were terminated with the result that the one-year competition restriction becomes effective, he will be entitled to one year of annual compensation.

Indebtedness of directors and officers

No director or officer of the Company or proposed nominee for election as a director of the Company, or any associate thereof, is or has been indebted to the Company or its subsidiaries since January 1, 2003 except with respect to loans as noted below. The Company provided assistance by way of loans to certain officers to minimize financial exposure associated with their acceptance of a position with the Company or to assist with housing costs. The aggregate amount of all indebtedness to the Company or to any of its subsidiaries from directors or officers as at February 29, 2004 was $100,000.

                                 <Page 33>

The following table, presented in accordance with applicable securities laws, shows the details of certain indebtedness owed by directors and officers of the Company. All such indebtedness was incurred prior to July 30, 2002, the enactment date of Sarbanes-Oxley Act. In compliance with that legislation, no new personal loans to directors and executive officers were made or arranged, and no pre-existing personal loans were renewed or modified, since July 30, 2002.

				  Involvement of		  Largest amount outstanding 	    Amount outstanding as at
Name and principal position	  issuer or subsidiary	          during 2003 ($)		    March 12, 2004 ($)
---------------------------------------------------------------------------------------------------------------------------------
Darren Entwistle
President & CEO		          Loan from Issuer(1)	          150,000			    100,000
---------------------------------------------------------------------------------------------------------------------------------
Joseph Grech
Executive Vice-President
& President, Partner Solutions	  Loan from Issuer(2)	          300,000			       -
---------------------------------------------------------------------------------------------------------------------------------

 (1)Interest-free. Repayment in 2003 of $50,000 was offset by a Company bonus in an amount sufficient to cover the amount repaid and taxes thereon. Repayment of the balance of the loan in increments of $50,000 due in 2004 and 2005 will be offset by Company bonuses in an amount sufficient to cover the amount repaid and taxes thereon if the executive is an employee at those times. The loan will be repaid in a similar manner on the executive's death or his termination without cause or as a result of disability.
 (2)Interest-free. Loan repaid in full in November 2003.


The following graph compares the yearly change over the past five years in the cumulative total shareholder return on the common shares and non-voting shares of TELUS1 with the cumulative total return on the S&P/TSX Composite Index, assuming a $100 investment on December 31, 1998 and reinvestment of dividends.


                            [Performance Graph]


                                Dec. 31, 1998	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003
---------------------------------------------------------------------------------------------------------------------------------
TELUS common shares		100	         88		107		 65		 49		 75
TELUS non-voting shares 	100	         87		101	 	 63		 46		 71
S&P/TSX Composite Index 	100	        130		138		119		102		127
---------------------------------------------------------------------------------------------------------------------------------

 (1)For the period ended December 31, 1998, TELUS common shares and non-voting shares are calculated at the January 31, 1999 merger ratio of
    52.5 per cent for BC TELECOM's and 47.5 per cent for predecessor TELUS' shares.

                                 <Page 34>

Directors' and officers' insurance and indemnification

To the extent permitted by law, TELUS has entered into an indemnification agreement with its directors and officers for liabilities incurred while performing their duties. The Company also maintains insurance which protects individual directors and officers and the Company against claims made, provided they acted in good faith on behalf of TELUS, subject to policy restrictions. Such insurance currently provides for an annual aggregate limit of $110 million coverage with a $1 million deductible; where the Company is not able to indemnify the deductible is nil. The approximate premium associated with the insurance protection of directors and officers was $801,800 for 2003.

Additional matters and information

Additional information about the Company will be contained in the Company's annual information form and the audited financial statements of the Company for the year ended December 31, 2003. Copies of these documents will be available upon request to TELUS' Corporate Secretary at 21st Floor, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.


                              <Page 35>

Board approval
--------------

The Board of Directors has approved in substance the contents of this information circular and the sending of this information circular to the holders of common shares and non-voting shares.

Certificate

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

/s/ Darren Entwistle                    /s/ Robert G. McFarlane
--------------------                    -----------------------
Darren Entwistle			Robert G. McFarlane
President &				Executive Vice-President
Chief Executive Officer		        & Chief Financial Officer


                                 <Page 36>

Appendix a: statement of TELUS' corporate governance practices
--------------------------------------------------------------

TELUS is committed to adopting effective and best practices in corporate governance. TELUS consistently assesses and adopts emerging best practices. In a year of continued focus on corporate governance, the following are the most noteworthy corporate governance measures taken by securities regulators that will impact TELUS:
.. revised continuous disclosure obligations issued by the Canadian
  Securities Administrators in June 2003
.. the Investor Confidence Rules issued by the Canadian Securities
  Administrators ("CSA Investor Confidence rules"), expected to come into force on March 31, 2004
.. the finalization of various rules adopted by the Securities and
  Exchange Commission under the Sarbanes-Oxley Act ("SOX")
.. the finalization of the New York Stock Exchange Corporate
  Governance Rules ("NYSE Rules")
.. the coming into force on April 9, 2003 of certain sections of the Ontario Government's Keeping the Promise for a Strong Economy Act,
  2002 and Investor Protection Act, including those sections providing the Ontario Securities Commission with additional power to make rules with respect to corporate governance
.. the announcement by the Toronto Stock Exchange that it would relinquish responsibility for setting corporate governance guidelines to the provincial securities commissions
.. the release on January 2, 2004 by the Toronto Stock Exchange of proposed changes to its requirements regarding, among other things, shareholder approval of security-based compensation arrangements, and
.. the release on January 16, 2004 of proposed corporate governance guidelines by the Ontario Securities Commission and several other provincial commissions (the "proposed OSC Guidelines").

TELUS is committed to an ongoing process of clear disclosure of its corporate governance practices in comparison with the TSX guidelines. TELUS has disclosed its corporate governance practices in relation to the TSX guidelines since the TSX adopted them in 1995. As a continued listing requirement of the TSX, TELUS discloses in the next section its approach to corporate governance with reference to the current TSX guidelines.
  TELUS is in full compliance with the current TSX guidelines. TELUS has also reviewed its corporate governance practices against the proposed OSC Guidelines and the NYSE Rules.
  Subject to the explanation noted below, TELUS is in full compliance with the proposed OSC Guidelines. Subject to the minor exception noted below, TELUS is also in full compliance with the NYSE Rules.

Proposed OSC Guidelines

Two TELUS directors, neither of whom serves on the Company's Audit Committee, each have one immediate family member who is employed by the Company in a non-executive position. The CSA Investor Confidence rules and proposed OSC Guidelines currently state that such relationship would render the two directors to be not independent. In its January 16, 2004 finalization of the CSA Investor Confidence rules, the Ontario Securities Commission specifically noted that immediate family members must be executive officers of a company in order to preclude independence. The Company understands that a clarification to this effect will be made to the applicable rules. On that basis, the TELUS Board has determined that these two TELUS directors will be "independent". The Company notes that these two directors are "independent" under the NYSE Rules which, under a similar provision, specifically indicate that compensation received by relatives for service as a non-executive employee of the Company does not preclude independence.

NYSE Rules

The NYSE Rules require that CEO compensation be approved by the compensation committee, alone or together with the independent directors of the board. The proposed OSC Guidelines suggest that the compensation committee should recommend the CEO compensation level to the board of directors for approval. The Company will follow the proposed OSC Guidelines. As noted in this circular under Mandate and Report of the Human Resources and Compensation Committee, the Company's Compensation Committee currently evaluates the President and CEO and the adequacy of his compensation against market data, and based on such information, determines the President and CEO compensation and recommends it for approval by the Board. In this manner, the Company ensures independence in the assessment and determination of appropriate compensation parameters while ensuring that the full Board of 11 directors (excluding the President and CEO) reviews and is accountable for fixing the actual President and CEO compensation.

                                 <Page 37>


Disclosure of TELUS' practices with reference to the current TSX guidelines
---------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
TSX Guidelines		          TELUS
                                  Alignment          TELUS' Practices
---------------------------------------------------------------------------------------------------------------------------------
Guideline 1: The Board	          yes	         .   The Board of Directors has assumed responsibility for the
explicitly assumes                                   stewardship of the Company by supervising the management of the business
responsibility for                                   and affairs of the Company and supervising management, which is
stewardship of the                                   responsible for the day-to-day conduct of the business.
Company   	                                 .   The TELUS Board Policy Manual was developed to assist members of
                          	                     the Board in fulfilling their obligations, both individually and collectively. The manual, revised in February 2004, is a guideline for the Board and sets out expectations for the Board, committees, individual directors, the Chair and the President and CEO, along with expectations for each of the committees through their respective terms of references. It serves as a road map for the Board to help it meet its responsibilities in the most effective manner possible on an ongoing basis. A copy of the TELUS Board Policy Manual is available on TELUS'
                                                     Web site at telus.com.
                                                 .   To further delineate the responsibilities of the Board, a
                                                     Framework of Delegation of Decisions from the Board to executive management was put in place in 1999. The framework provides guidance to the Board and management on matters requiring Board approval including major acquisitions, investments or divestitures, or any other specific transaction. To help the Board fulfill its obligations, duties and responsibilities under this framework, the Board delegates certain duties and responsibilities to committees to ensure full review of certain matters. The terms of references of the committees outline the approval process for various matters and activities performed by the committees. The committees then report back to the Board on their activities, on a regular basis, and recommend certain matters to the
                                                     Board for its approval.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 1(a): The Board         yes            .   The Board has assumed responsibility for adoption of the strategic
assumes responsibility                               planning process. It ensures there are long-term goals and strategies in
for the adoption of the                              place. Goals and strategies are prepared and reviewed together by
strategic planning                                   management and the Board on an annual basis and are a component of the
process                                              Board's annual agenda. The Board as a whole participates in discussions on corporate strategy, taking into account the opportunities and risks of the business and, if appropriate, approves the strategies and implementation plans recommended by management.
						 .   At least one extensive Board strategic planning session is held annually. A comprehensive and interactive strategic planning session with senior management took place in September 2003 at which the directors reviewed current issues faced by TELUS and the
                                                     telecommunications sector as a whole.
                                                 .   The Board provides periodic guidance throughout the year on the development of corporate strategies based on the strategic plan and annual business plan. It also reviews any changes to corporate strategies or the strategic plan that may be necessary in light of any new developments that impact TELUS.

                                 <page 38>

                                                 .   At least quarterly, the Board monitors the performance of
                                                     management in relation to both the strategic objectives and operational objectives set out in the annual budget.

---------------------------------------------------------------------------------------------------------------------------------
Guideline 1(b): The Board         yes            .   The Board has assumed responsibility for identifying the
assumes responsibility                               principal risks of the Company's business and for ensuring the integrity
for the identification                               of the Company's internal controls and management information systems,
of the principal risks                               as set out in the TELUS Board Policy Manual. The Board determines the
of the Company                                       principal risks associated with Company business, based on the Board's knowledge of the telecommunications industry, the regulatory and competitive environment, general economic conditions and information provided by management. For a detailed summary of the risks and uncertainties of the Company, see the risks and uncertainties section in the MD&A in the 2003 annual report.
                                                 .   The Audit Committee is responsible for reviewing and monitoring the risk management systems in place to mitigate the Company's exposure.
                                                     In July 2003, it reviewed the 2003/2004 risk assessment process including risk management goals, proposed changes, annual risk assessment flow, benefits, a risk management matrix and timeline. In
                                                     October 2003, the Audit Committee reviewed the results of the annual
                                                     TELUS risk assessment process which identified key risks, key management risk owners tasked with mitigating the risks, internal controls and internal 2004 audit plans to provide assurance to the Audit Committee regarding the risks.
                                                 .   The Audit Committee receives quarterly reports on internal audit program results and evaluation of internal control systems and risk assessment updates, including legal and regulatory claims, environmental issues, business continuity and disaster recovery plans, current accounting policies, financial derivatives and other exposures.
                                                 .   The Audit Committee receives a compliance report on material legal and regulatory obligations based on a quarterly compliance survey cascaded to executives and senior management and an annual report on the relationship with regulators and the accuracy and timeliness of regulatory filings.
                                                 .   The Audit Committee has overseen the process for significantly improving the risk-management of the control, governance and operational processes across the Company. From a governance reporting perspective, the Company requires the Vice-President, Risk
                                                     Management and Chief Internal Auditor to report to both the CFO and the
                                                     Chair of the Audit Committee, thereby enabling closer insight and proactive monitoring of the accounting and financial management processes, organizations and practices, the safeguarding of the
                                                     Company's assets and the efficiency and effectiveness of operations. A
                                                     Chief Compliance Officer was appointed in 2003 to work to ensure the
                                                     Company has appropriate policies, standards and practices in place to comply with all legal and regulatory requirements.

                                 <Page 39>

                                                 .   The Chief Compliance Officer is required to report to both the
                                                     Chief General Counsel and the Chair of the Audit Committee. In September
                                                     2003, an extensive risk assessment survey of management employees was conducted across TELUS, the results of which were reported back to the
                                                     Audit Committee. The results provided the Audit Committee with an internal controls assessment of the entire organization and individual business units.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 1(c): The Board         yes            .  The Board assumes the responsibility for succession planning and
assumes the responsibility                          delegates to the Compensation Committee the responsibility to oversee
for the succession                                  and approve the Company's plans for senior management succession,
planning, including                                 development and retention.
appointing, training and                         .  The Compensation Committee periodically reviews the Company's
monitoring senior management                        overall organizational structure for executive management.
                                                 .  The Compensation Committee reviews, approves and reports to the
                                                    Board on an annual basis, or more frequently as required, succession plans for executive management including specific personal development plans and career planning for potential successors.
                                                 .  The performance of executive management is annually measured against specific objectives. See Report on Executive Compensation at page 23.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 1(d): The Board         yes            .  The Board has implemented appropriate structures to promote
assumes responsibility for                          complete, timely and effective communications between TELUS, its
a communications policy                             members, the public and regulatory agencies. Through the Audit Committee all material public financial information is reviewed and recommended to the Board for approval for release prior to public disclosure. In 2003, the Board approved a Policy on Corporate Disclosure and Confidentiality
                                                    of Corporate Information, a copy of which is available on the TELUS Web site at telus.com. The Policy sets out the Company's policies and practices on corporate disclosure and maintaining confidentiality of information. The Policy's objectives include:
                                                     i) disclosing information in a timely, consistent and appropriate manner; and
                                                    ii)	disseminating material information pursuant to all applicable
		                                        legal requirements.
                                                    The Policy applies to TELUS directors, officers and employees.
                                                 .  Any material changes to TELUS' practices and this Policy, as approved by the Disclosure Committee of the Company, will be reported back to the Audit Committee and must be approved by the Board.
---------------------------------------------------------------------------------------------------------------------------------

                                 <Page 40>

Guideline 1(e): The Board         yes            .  The Board is responsible for ensuring the integrity of internal
assumes responsibility for                          control and management information systems and executes its
the integrity of internal                           responsibility through its delegation to the Audit Committee. The Audit
control and management                              Committee receives quarterly reports on the internal audit activities
information systems                                 conducted during each quarter and updates on the internal control systems. It also receives results from the Web enabled risk and control assessment survey designed to identify strengths and weaknesses with the system of internal controls within TELUS. This survey aligns with the
                                                    COSO (Committee of Sponsoring Organizations of the Treadway Commission)
                                                    model of internal controls and covers the following components of internal controls: the control environment ("Tone at the Top"), risk assessment, control activities (policies and procedures), information and communications systems and monitoring.
                                                 .  The Audit Committee receives annual reporting of a Web enabled conflict of interest report by senior managers and others with key roles within the internal control system of the Company.
                                                 .  The Audit Committee reviews and approves methods of controlling corporate assets and information systems. It also reviews on a quarterly basis major accounting policies, including: the impact of alternative accounting policies and key management estimates or judgments that could materially affect financial results. The Audit Committee also receives reports on the certification process implemented by the Company regarding annual and quarterly financial reporting and disclosure processes. See Mandate and Report of the Audit Committee at page 19.

---------------------------------------------------------------------------------------------------------------------------------
Guideline 2: The Board            yes            .  Following the recommendations of the Corporate Governance
is constituted with a                               Committee, the Board has determined which directors are considered
majority of "unrelated"                             "unrelated" pursuant to the definitions set out in the current TSX
directors                                           guidelines.
                                                 .  Following the recommendations of the Corporate Governance
                                                    Committee, the Board has determined which directors are considered
                                                    "independent" pursuant to the definitions set out in the proposed OSC
                                                    Guidelines, the CSA Investor Confidence rules, SOX, the U.S. Securities and Exchange Commission rules and the NYSE Rules.
                                                 .  On rigorous application of these definitions, nine of the 12 proposed directors of the Company are considered "unrelated" to the
                                                    Company. See subsection "Proposed OSC Guidelines" in this Appendix A for a discussion of the Board's determination of independence.
                                                 .  The Company does not have a "significant shareholder" as defined under the current TSX Guidelines. Pursuant to the Long-Term Relationship
                                                    Agreement dated January 31, 1999 among the Company and Verizon's subsidiaries, GTE Corporation and Anglo-Canadian Telephone
                                                    Company, Brian A. Canfield, J.J. Lack and D.C. Petri have been designated director nominees by Verizon.

                                 <Page 41>

---------------------------------------------------------------------------------------------------------------------------------
Guideline 3: Disclose             yes            .  The Board has reviewed and analyzed each of the proposed
whether each director is                            directors' circumstances as they relate to TELUS. The Board has
"unrelated" or "related"                            determined that D. Entwistle (President and CEO), J.J. Lack and D.C.
to the circumstances of                             Petri are "related" directors pursuant to the current TSX Guidelines. If
each director and the                               elected at the meeting, Messrs. Entwistle, Lack and Petri will be the
analysis of the                                     only directors who are "related" directors.
application of supporting                        .  The Board has determined that D. Entwistle, J.J. Lack and D.C.
this conclusion                                     Petri are not "independent" directors pursuant to the proposed OSC
                                                    Guidelines and the NYSE Rules. See also subsections "Proposed OSC
                                                    Guidelines" and "NYSE Rules" in this Appendix A.
                                                 .  D. Entwistle is the only director who is also a member of
                                                    management of the	Company. Consequently, by virtue of being a
                                                    member of management, the Board has determined that a material business relationship exists between TELUS and D. Entwistle.
                                                 .  The Board has determined that J.J. Lack and D.C. Petri have a material business relationship with TELUS by virtue of their relationship with Verizon and Verizon's relationship with TELUS. J.J.
                                                    Lack and D.C. Petri are senior management of Verizon.
                                                 .  B.A. Canfield is not considered a "related" director under the current TSX guidelines. The Board has determined that the Chair is not
                                                    "related" by virtue of his office.	The Board considers B.A.
                                                    Canfield to be "independent" under the NYSE Rules. He was CEO of BC
                                                    TELECOM Inc., predecessor to TELUS, from October 1990 to July 1997. He also served as President and CEO of the Company from September 1999 to
                                                    July 10, 2000, and therefore has passed the "cooling off period"
                                                    required by the NYSE Rules for establishing his "independence" from management.
                                                 .  The Board is satisfied that there is no material relationship existing between any of the proposed directors and the Company (based on the information previously disclosed in subsection "Proposed OSC
                                                    Guidelines" in this Appendix A), either directly or as a partner, shareholder or officer of an organization that has a material relationship with the Company. Each director owns TELUS securities;
                                                    these holdings are disclosed in this information circular on pages nine to 11, Election of Directors.
                                                 .  The Board has made such determinations based on a comprehensive questionnaire completed by each director.
                                                 .  Additional disclosure on Board members, including their business experience and backgrounds, can be found in Election of Directors in this information circular, the annual information form, the 2003 annual report, and the TELUS Web site at telus.com.

                                 <Page 42>

---------------------------------------------------------------------------------------------------------------------------------
Guideline 4: The Board            yes            . The Corporate Governance Committee, which is comprised entirely of
has a committee responsible                        "unrelated" directors, is responsible for assessing and making
for appointment/assessment                         recommendations regarding Board effectiveness and establishing a process
of directors, composed of                          for identifying, recruiting, appointing, and providing ongoing education
exclusively non-management/                        and development for directors.
unrelated directors                              . The Corporate Governance Committee undertook an extensive review to determine, in light of the opportunities and risks facing the
                                                   Company, the competencies, skills and personal qualities it should seek in new Board members to add value to the Company. The Corporate
                                                   Governance Committee retained an external consultant for a director search, and undertook a process for identifying an additional director to be added to the proposed slate. See Guideline 7 below. Prospective director candidates meet with the Chair and the President and CEO.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 5: The Board           yes             .  The Corporate Governance Committee, in conjunction with the
has implemented a process                           Chair, carries out an annual assessment process that rates the
for assessing the                                   effectiveness of the Board and reviews Board and committee processes and
effectiveness of the                                the Board's relationship with management.
Board, its committees                            .  A director peer evaluation program first implemented in 2002
and the contribution of                             provides each director with feedback from director peers on his
individual directors                                performance. It provides directors with suggestions for improving his or her effectiveness as directors and contributions to the Board.
                                                 .  Going forward, each committee will also conduct an annual evaluation of its own performance.
                                                 .  The Board also monitors and discloses attendance at Board and committee meetings by the directors, as set out in the Election of
                                                    Directors on page 12 in the information circular.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 6: The Company,         yes            .  The TELUS Board Policy Manual was established to assist new and
as an integral part of                              existing Board members in understanding the role of the Board, the role
the process for appointing                          of Board committees and the contribution individual Board members are
new directors, has an                               expected to make, including the commitment of time and energy that the
orientation and education                           Company expects. The manual is subject to periodic review and approval
program for new directors                           by the Corporate Governance Committee and the Board, and was revised in
                                                    February 2004.
                                                 .  The Corporate Governance Committee reviews, approves and reports to the Board on the directors' orientation processes and plans for the ongoing development of existing Board members.

                                 <Page 43>

                                                 .  In 2003, R.H. Auchinleck was elected to the Board and A.C.
                                                    Baillie and J.J. Lack were appointed to the Board. On February 11, 2004,
                                                    Micheline Bouchard was appointed to the Board. The new directors participated in an orientation process that includes each of them receiving a large information package on TELUS, including the most current annual information form and the annual report. Each of them, with the exception of Ms. Bouchard (for whom an orientation is being arranged), also attended an orientation session whereby key management provided an overview on the TELUS organization structure, TELUS'
                                                    strategy and performance scorecard and TELUS' strategic financial plan.
                                                 .  As part of the strategic planning session in September 2003, the
                                                    President and CEO, in conjunction with the Chair, selected special educational topics for presentation and discussion at the strategic planning session. Topics dealt with the business and regulatory environment, new technology and the telecommunications sector in general.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 7: The Board            yes            .  An appropriate number of Board members presenting a diversity of
has examined the size                               views and business experience have been nominated for election to the
of the Board, and has                               Board in order for the Board to function effectively.
undertaken a program                             .  In 2002 the Corporate Governance Committee completed a
to reduce the number                                comprehensive review of the long-term plan for Board composition and
of directors with a                                 Board size and recommended that the size of the Board be reduced from 15
view to improve                                     to 13. The current size of the Board is 12 due to retirements and
effectiveness                                       resignations from the Board. In 2004, the Corporate Governance Committee proposes that the Board be increased from 12 to 13 members upon the completion of the ongoing search for an additional director.
                                                 .  The Board annually reviews the size and composition of the Board and the committees, in accordance with the TELUS Board Policy Manual.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 8: The Board            yes            .  The Corporate Governance Committee reviews and recommends to the
has reviewed the adequacy                           Board the compensation and benefits of Board members. In this regard,
and form of compensation                            the Committee analyses market data, time commitments, fees payable by
of directors in light of                            other similar organizations and the responsibilities of directors in
the risks and responsibilities                      general. This year, the Corporate Governance Committee hired an external
of being a director                                 consultant to assist in its evaluation of director compensation and ultimately recommended, and the Board approved, an increase to the compensation paid to directors. For details, see Director Compensation on page 16.
                                                 .  The Company has aligned the Board's interests with the interests of shareholders, by increasing the equity ownership thresholds to be attained by directors, and choosing payment of deferred share units to directors in lieu of options.

                                 <Page 44>

                                                 .  In 2003, the Board approved an increase in the minimum equity ownership level for directors from $100,000 to eight times the annual
                                                    Board retainer paid to a director, to be acquired within five years of joining the Board. For the Chair, it increased to a value that is two times the annual retainer paid to the Chair, to be acquired within five years of joining the Board. As of March 12, 2004, nine of the 12 proposed directors have reached the minimum equity ownership level. As well, the Company has a Share Option and Compensation Plan, which provides for share compensation for directors. Pursuant to this plan, a minimum level of the annual Board retainer is directed to the purchase of TELUS shares, or paid in the form of deferred share units, until the appropriate level is reached.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 9: Committees           yes            .  As a minimum requirement, each TELUS committee must be comprised
should generally be                                 of a majority of "unrelated" directors, all of whom are non-management
composed of non-management                          directors, and a majority of "independent" directors under the proposed
directors and the majority                          OSC Guidelines and the NYSE Rules. Directors who are also members of the
of committee members                                Company's management may not be members of any committee.
should be unrelated                              .  The Corporate Governance Committee is comprised solely of
                                                    "unrelated" and "non-management" directors.
                                                 .  The Audit Committee is comprised solely of "unrelated",
                                                    "non-management" and "independent" directors, in compliance with the CSA
                                                    Investor Confidence Rules and the requirements of SOX and the United
                                                    States Securities and Exchange Commission.
                                                 .  The Compensation Committee is comprised solely of "unrelated"
                                                    and "non-management" directors.
                                                 .  The President and CEO and Chair of the Board may attend all committee meetings. The President and CEO may not be a member of any committee. The Chair of the Board may not be Chair of any committee.
                                                 .  At the end of regularly scheduled committee meetings, the committee members regularly meet in camera without management present.
                                                    Generally, the Chair of the committee presides over these sessions.
                                                 .  The Board encourages attendance by executive management at Board and committee meetings to provide additional insight into the items being discussed and exposure to executive management.

                                 <Page 45>

---------------------------------------------------------------------------------------------------------------------------------
Guideline 10: Appoint             yes            .  The Corporate Governance Committee is responsible for governance
a committee responsible                             issues, including:
for determining the	                            .  monitoring corporate governance developments, best practices for
Company's approach to                                  corporate governance and the effectiveness of the Company's corporate
corporate governance issues                            governance practices
and the Company's response                          .  recommending to the Board for approval, the Company's disclosure
to these governance guidelines                         in response to these guidelines
                                                    .  annually reviewing the TELUS Board Policy Manual, including all terms of reference
	                                            .  periodically reviewing Board and committee composition and the scope, duties and responsibilities of those committees.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 11: The Board,          yes            .  The Board has a broad responsibility for supervising the
together with the CEO,                              management of the business and affairs of the Company. This
has developed position                              responsibility is outlined in the TELUS Board Policy Manual. The Board
description for the Board                           has approved a Framework for Delegation from the Board to Executive
and CEO, including defining                         Management, which further defines the authority of executive management
limits to management's                              with regard to decisions involving the operations of the Company and its
responsibilities. The Board                         subsidiaries.
has approved the corporate                       .  The TELUS Board Policy Manual also includes terms of reference
objectives the CEO is                               for the President and CEO. The Board annually approves the Company's
responsible for meeting                             goals and objectives, which the President and CEO is responsible for meeting. As well, his annual performance objectives relevant to compensation, which are reviewed and approved by the Compensation
                                                    Committee, supplement his mandate. The Compensation Committee evaluates the performance of the President and CEO against his annual objectives and reports back to the Board. For further details, see Mandate and
                                                    Report of the Human Resources and Compensation Committee on page 22.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 12: The Board           yes            .  The Board recognizes that its independence from management is
has implemented structures                          primary to fulfilling its duties. The Board is committed to the
and procedures to enable                            principles of independence and accountability. Management is accountable
the Board to function                               to the Board. The Board has statutory obligations to act in the best
independently of management,                        interests of the Company and it has fiduciary responsibility to the
including separate roles                            shareholders. Refer to disclosure on Guideline 1 for further information
of the Board Chair and CEO                          on Board structure and processes to ensure the effective operation of the Board.
                                                 .  The Corporate Governance Committee is responsible for
                                                    establishing structures and processes to enable the Board to function independently, and to ensure that prospective candidates fully understand the role of the Board and contributions they are expected to make.
                                                 .  The TELUS Board Policy Manual stipulates that the positions of the Chair and the President and CEO must be separate, further enabling the independence of the Board. It also requires that the Chair of the
                                                    Board must be independent.

                                 <Page 46>

                                                 .  As a regular feature of each regularly scheduled Board meeting, the Board meets without management other than the President and CEO, followed by an in camera session without the President and CEO. The
                                                    Chair generally presides over these in camera sessions of the Board, going forward. The Board will also conduct a regularly scheduled in camera session without non-independent directors present.
                                                 .  Each committee has specific authority to retain external advisors.
                                                 .  The Board also encourages attendance by executive management and senior management, who are subject matter experts, at Board and committee meetings, to further the Board's exposure to management and knowledge in certain subjects.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 13: The Audit           yes            .  The Audit Committee is comprised entirely of "independent"
Committee has a                                     directors as defined under the CSA Investor Confidence Rules and SOX.
specifically defined                             .  The Board has determined that all current Audit Committee
mandate,with all members                            members are "financially literate" and the Chair of the Audit Committee
being outside directors,                            is an "audit committee financial expert" as defined under the CSA
including direct                                    Investor Confidence Rules, SOX and the final SEC rules and all current
communication channels                              Audit Committee members have "accounting or related financial management
with the internal and                               expertise" as defined under the NYSE Rules.
external auditors and                            .  The Audit Committee has direct communication channels with the
oversight for management                            internal and external auditors to discuss and review specific issues as
reporting on internal control                       appropriate. The Audit Committee has sole authority to recommend for approval by shareholders the external auditors, and the external auditors will report directly to the Audit Committee.
                                                 .  The Vice-President, Risk Management and Chief Internal Auditor
                                                    has a dual reporting function and reports directly to both the CFO and the Chair of the Audit Committee. The Audit Committee meets separately in camera at every regular Committee meeting, with both the external auditors and internal auditor, without management present. The Audit
                                                    Committee also meets separately with management and by itself, without management present, at each regularly scheduled meeting.
                                                 .  The Audit Committee is responsible for reviewing the Company's audit functions and financial statements, and reviewing and recommending for approval for release to the Board material public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management's discussion and analysis and prospectuses.
                                                 .  The Audit Committee is responsible for overseeing the Company's internal control function and ensuring that management has effective internal control systems in place. It reviews the scope of responsibilities and effectiveness of the internal audit group, including internal audit reporting lines and their working relationship with the external auditors.

                                 <Page 47>

                                                 .  The Audit Committee is also responsible for overseeing the process with the external auditors including:
                                                    .  reviewing and approving the annual audit plan, including the scope of the audit to be performed, the audit plan and any changes therein and the fees involved
                                                    .  pre-approving all audit and non-audit services and fees related thereto
                                                    .  reviewing and confirming the independence of the external auditors
                                                    .  reviewing any problems found in performing the audit, such as significant disagreements with management regarding financial reporting and limitations or restrictions imposed by management
                                                    .  the Company's major accounting policies, including the impact of alternative accounting policies and key management estimates and judgments that could materially affect the financial results, and
                                                    .  emerging accounting issues and their potential impact on the
                                                       Company's financial reporting.
                                                 .  The Audit Committee terms of reference explicitly set out the role and oversight responsibility of the Audit Committee. For further details, see the Mandate and Report of the Audit Committee on page 19 in this information circular. These practices are in compliance with the
                                                    CSA Investor Confidence Rules.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 14: The Board           yes            .  In addition to the authority of the Board and committees to
has implemented a system                            retain external advisors in connection with their responsibilities,
to enable individual                                individual directors may engage outside advisors at any time to provide
directors to engage outside                         advice with respect to a corporate decision or action.
advisers, at the Company's expense
---------------------------------------------------------------------------------------------------------------------------------

                                 <Page 48>

TELUS Corporation
555 Robson Street
Vancouver, British Columbia
Canada V6B 3K9






Exhibit 6: Code of Ethics
==============================================================================


                         TELUS ETHICS POLICY
                            February 2004


==============================================================================


                          TELUS Ethics Policy


                           Table of Contents

   Introduction  	 	                               		3
   Responsibilities							4
     Team TELUS	        						4
     Compliance/Exceptions						4
     Managers								5
     Senior Managers (EVP's, VP's and Directors)	               	5
     TELUS Board of Directors Members and Employees Who Serve as
     Directors on Other Organization Boards	                    	5
     Ethics Office							5
     Ethics Work Group							5
   Ethical Decision Making						6
      1.  Questions to Ask Yourself					6
      2.  Review Guidelines and Policies				6
      3.  Talk to Your Manager						7
      4.  Expert Assistance						7
      5.  TELUS EthicsLine						7
      6.  Last Resort Resolution					8
   Ethical Guidelines							9
     Customer and Team TELUS Information				9
      Privacy of Communications						9
      Confidentiality of Information					9
      Case Studies							9
   Integrity								11
      Personal and Corporate Integrity					11
      Proprietary Rights of Others					11
      Compliance with Laws						11
      Public Safety							11
      Political Activities						11
      Case Studies							12
   Company Assets							14
      Company Information						14
      Business Records							14
      Financial Transactions						14
      Property								15
      Case Studies							15
   Conflict of Interest							17
      Competition							17
      Future Business							17
      Outside Demands							18
      Relationships							18
      Information							18
      Insider Trading							18
      Gifts and Benefits						19
      Case Studies							19

Introduction
------------

At TELUS, our job is to make the future friendly. One of the critical elements in doing that job well is to ensure that our individual and collective reputation is above reproach. Our reputation is built on the actions and decisions of each and every member of our team. As such we each have a personal responsibility to strive to ensure our behaviour is ethical in all our professional and business dealings.

The TELUS Ethics Policy outlines the responsibilities and guidelines that describe the ethical standard expected of all team members. It is intended to affect positively the activities and decisions of all team members by providing a decision making process supporting the resolution of ethical issues including the identification of members of the TELUS team who are available for help and advice. Real-life case studies are provided to illustrate how the ethical responsibilities and guidelines apply in everyday situations.

At TELUS how we work is just as important as what we do. Basing our actions on the ethical standard outlined in this policy is a reflection of our integrity. Through our continued dedication to these ideals, we build pride in our company and nurture the relationships we want with customers, shareholders, suppliers, co-workers and the community.

This Policy applies to all of TELUS, including members of the Board of Directors, officers and employees of TELUS Corporation and its subsidiaries (referred to as Team TELUS or team members). TELUS expects all suppliers, contractors and consultants to abide by generally accepted ethical standards and business practices.

It is not intended that there be any waivers to this Policy. In the unlikely event that a waiver is considered and granted it must receive prior approval by the Board of Directors or their delegate. In such circumstances, any waivers or amendments will be disclosed subject to the TELUS Policy on Corporate Disclosure and Confidentiality of Information.

In reviewing this Policy, team members are reminded that TELUS reserves the right to vary, revoke or amend any terms of the Policy as is required by the needs of the business. TELUS will notify team members of any amendments to the Ethics Policy prior to the changes becoming binding. Nevertheless, team members are encouraged periodically to review this Policy (at least annually) in order to remain familiar with its terms. To assist this review, team members are requested to complete the e.ethics training module each year. The Ethics Policy constitutes a term of the employment contract.

This Policy is available on the Company's intranet and is publicly available on the Company's website, at www.telus.com, www.telusmobility.com and www.telusquebec.com.

Responsibilities
----------------

Team TELUS

All members of the TELUS team are expected to act honestly in all dealings, comply with the laws and regulations governing our businesses, and maintain an ethical work environment. This standard requires that each member of our team understand and apply the guidelines in this policy to everyday actions and decisions.

At TELUS, we not only do things right, but we should strive to do the right things. Each member of our team takes responsibility for their actions including:
    * Observance of the guidelines outlined in this and other company policies whether working inside or outside of Canada
    * Compliance with applicable local, provincial and federal laws and regulations
    * Compliance with regulations, tariffs and Terms of Service issued by the CRTC, Industry Canada,etc.

All business activities should be able to stand up to possible public scrutiny.

The guidelines in this policy are based upon generally accepted standards of ethical business conduct in Canada, and applicable civil and criminal laws. The absence of a guideline covering a particular situation does not relieve any of us from the responsibility for acting ethically.

Team TELUS members, or any person acting under the direction thereof, are prohibited from directly or indirectly taking any action to improperly influence, coerce, manipulate or mislead the Company's external or internal auditors.

Compliance/Exceptions

In situations where the right ethical behaviour is unclear, or where there may be the appearance of a contravention of these guidelines, we support each other in seeking advice and clarification. If you are unsure as to the ethical course of action, you should first discuss the situation with your manager or the applicable department identified in this policy.

If you become aware of a possible violation of the Ethics Policy you are requested to report this to the Director- Ethics and Controls Compliance at 1-866-515-6333 (for more details please refer to the TELUS EthicsLine section). Members of the Board of Directors may also advise the Chair of the Board of potential violations. The Chair will refer the matter to the Director - Ethics and Controls Compliance for investigation, resolution and reporting.

Failure to act in accordance with the guidelines outlined in this policy may have consequences for the individual, may create potential harm to TELUS' reputation and brand, and may put TELUS at risk for legal penalty. Individual consequences may include disciplinary action, up to and including dismissal. Corporate consequences may include civil and criminal penalties. Therefore, please regard the requirement to understand and to act in accordance with the TELUS Ethics Policy as a most serious matter.

Managers

In addition to the aforementioned responsibilities, TELUS managers have the additional responsibility to:

    * Be familiar with the TELUS Ethics Policy and resolution procedures
    * Promote and maintain a climate in which honest, ethical and legal business conduct is the norm
    * Communicate TELUS' commitment to such conduct to all members of the TELUS team
    * Encourage open discussion and resolution of all business concerns
    * Accept and investigate reports of possible business misconduct
    * Maintain, without compromise, our ethical standards in achieving goals and objectives, no matter how important the goal or objective may be
    * Review the Ethics Policy with teams and colleagues on a regular basis (at least annually)

Senior Managers (EVP's, VP's and Directors)

In addition to the aforementioned responsibilities, TELUS team members who have roles regarding internal controls and financial reporting and disclosure controls have, as outlined in the Policy on Corporate Disclosure and Confidentiality of Information , the responsibility to make full, fair, accurate, timely and understandable disclosure in reports and documents that TELUS files with, or submits to, securities commissions and in other public communications made by TELUS.

TELUS Board of Directors Members and Employees Who Serve as Directors on Other Organization Boards

In addition to the aforementioned responsibilities, but subject to the requirement that such individuals comply with their fiduciary obligations as a director of another organization, TELUS Board members have the responsibility to notify the Chair of the Board of TELUS or, in case of TELUS employees who serve on the Boards of other organizations, the TELUS Ethics Work Group of any potential perceived conflict of interest or other Ethics Policy issues which arise during the course of their Board service.

Ethics Office

The Ethics Office is established to provide Team TELUS with a resource regarding ethical matters. This Office conducts investigations, provides advice on ethical dilemmas, develops ethics training, establishes and updates appropriate policies, guidelines and processes for TELUS' expected standards of business conduct, and reports on EthicsLine complaints to the Audit Committee of the Board of Directors on a quarterly basis.

Ethics Work Group

An Ethics Work Group oversees the Ethics Policy and annual reporting to senior management and the Audit Committee of the Board of Directors. If an ethical issue is unresolved, as a body of last resort, the Ethics Work Group is available to discuss and guide issue resolution and provide input on any ethical situations brought forward. Members of the Ethics Work Group include representatives from Risk Management, Human Resources, Corporate Affairs & Chief General Counsel and the Chief Financial Officer.

Ethical Decision Making
-----------------------

This policy reflects our commitment to high standards of ethical behaviour in our professional and business dealings. The TELUS Ethics Policy is intended as a living document, that supports open and frank discussion and the satisfactory resolution of ethical dilemmas.

Each of us is responsible for striving to ensure our behaviour is ethical and for taking steps to resolve ethical dilemmas. The guidelines in this policy are provided to assist with ethical decision-making. As business becomes increasingly complex, the policy cannot provide guidance about every possible situation. In these circumstances, discuss your situation with your manager or with colleagues in support of determining the appropriate, ethical course of action.

If you would like to discuss ethics further or have a dilemma with which you would like help, follow the process below, stopping at the point at which your situation has been resolved.

1.  Questions to Ask Yourself

Gather information and then determine if the situation you face is an ethical dilemma. The questions below may help to clarify your situation and ethical action.

    * What is my immediate feeling about this?
    * Is this an expected part of my job?
    * What is the cost - emotional, personal or financial - of this action?
    * How would others perceive this action?
    * What would my decision/action be if my team members, peers, or supervisor were present?
    * Would I be embarrassed if someone found out about this?
    * How would it look if this situation were discussed in the newspaper?
    * Would I be putting TELUS or myself at unnecessary risk?
    * What impact would this have on my or the company's reputation?
    * Would I do this if this were my company?
    * Is this taking revenue or customers away from TELUS?
    * Does this benefit one person (me) or a group?
    * Was this intended to, or does this, influence my decisions?
    * What is the dollar value? Is it excessive?

2.  Review Guidelines and Policies

Review the guidelines in this policy and the case studies. If you need further assistance, consider the following related policies as they may apply to your situation.

    Corporate Security Policy
    Respectful Workplace (harassment) Policies
    TELUS Health and Safety Policy
    Environmental Policy
    TELUS Privacy Code
    Corporate Credit Card Policy
    Corporate Disclosure and Confidentiality of Information
    Document Retention Policy (To be issued)
    Insider Trading Policy

3.  Talk to Your Manager

Often your manager is in the best position to help you work through the dilemma. Your manager is responsible for supporting open discussion, working through the ethical questions you have, and guiding your access to further assistance as required. In situations where you are uncomfortable talking with your manager, or your manager is unable to help, you should refer to the next level of management or seek expert assistance as detailed in the next section.

4.  Expert Assistance

If you have tried the above sources but still have questions, assistance is available through designated subject matter experts in Human Resources, Legal, Privacy, Security, Regulatory Services and Accounting Policies. Names and contact telephone numbers are listed on the company's internal website, under Ethics. TELUS Mobility and TELUS Quebec team members should seek advice from their local HR Representative, the TELUS Mobility HR Director or the TELUS Quebec Director-Employee Relations.

5. TELUS EthicsLine

You may also contact the TELUS EthicsLine, toll-free, at 1-866-515-6333, send an email to ethicsline@telus.com or complete the EthicsLine Reporting Form located on the Intranet to request guidance or make a good-faith report about misconduct or a perceived violation of this Policy, another company policy or procedure or a government law or regulation, questionable business practices, or accounting or auditing matters that may not be in compliance with this Policy. Reports may be made anonymously.

Handling of the Report

For Inquiries:
--------------
The Ethics Office will assist team members in ethical decision-making by providing guidance concerning this Policy. The Ethics Office may also refer team members to or involve subject matter experts within TELUS for assistance.

For Complaints:
---------------
a) Assessment of complaint

   The Ethics Office will assess the nature of the complaint. The following matters for which other remedies exist will not be investigated by the Ethics Office and will be redirected as follows:

    * Union collective agreement or CIRB related issues - Immediate manager or other members of management

    * Personnel matters such as promotions, reprimands, suspensions, dismissals, harassment, discrimination - Human Resources

    * Customer service complaints - Customer Care or Client Care

With the exception of issues relating to the union collective agreement or CIRB, the Ethics Office will track all complaints, including those that are redirected to other areas of expert assistance, until they are resolved.

b) Investigation

   All reports are taken seriously. Each allegation will be promptly investigated by the Ethics Office in conjunction with subject matter experts within TELUS if necessary. The Ethics Office may request the assistance of TELUS Security for investigation of the allegation or other related issues. If substantiated, the allegation will be resolved through appropriate corrective action and/or discipline. If you choose to identify yourself, you will be provided with feedback when the Ethics Office has completed its review. Every effort will be made to maintain confidentiality for those who contact the Ethics Office or who are accused of a breach of this Policy (although disclosure may be necessary in some cases to effectively conduct an investigation or support legal proceedings). It is expected that all reports to the Ethics Office will be made in good faith. Deliberately making false claims will result in disciplinary action.

c) Protection for Reporting

   Retaliation or retribution against a team member for contacting the Ethics Office violates our ethical principles and will not be tolerated. If you feel you have been retaliated against, you should contact Human Resources or the Director-Ethics & Controls Compliance immediately.

d) Opportunity to Respond

   If it has been found that a team member has breached or may likely have breached the Policy, this team member will be informed of the allegations in due course and be provided the opportunity 1) to respond to them, and 2) where appropriate, to contribute to the correction of the breach.

e) Reporting of Breaches

   Any breach of the Policy will be reported to senior management with recommendations for action. Ethical issues reported to the Ethics Office will be summarized quarterly and reported to the Audit Committee of the Board of Directors, together with results of investigations, recommendations and management action.

f) File Documentation

   Records of the report and investigation, including contents of meetings, interviews, results of investigations and other relevant material, will be maintained by the Ethics Office in a separate file, and managed in accordance with the TELUS Privacy Code. Disclosure of information will be strictly limited on a need-to-know basis only.

 6.  Last Resort Resolution

If an ethical issue remains unresolved, the Ethics Work Group is available as the body of last resort to discuss the issue and guide the resolution of any conflict of interest or other ethical situation brought forward. Members of the Ethics Work Group are drawn from Risk Management, Corporate Affairs & Chief General Counsel, Chief Financial Officer and Human Resources. Their names and contact telephone numbers are listed on the company's internal website, under Ethics.

The Ethics Work Group has a reporting relationship with the Audit Committee of the Board of Directors to ensure compliance with this Policy, and a process for reporting potential breaches of the Policy through the Director - Ethics & Controls Compliance without fear of retribution.

Ethical Guidelines
------------------

Customer and Team TELUS Information

Privacy of Communications

We protect the privacy of customer communications, ensuring no tampering, intrusion or disclosure except as authorized by law. This includes ensuring the content, nature and existence of telephone calls and data transmissions are not released to third parties.

A team member may intercept a private communication only when such interception is necessary for the purpose of providing the service, for the purpose of quality control checks, to protect the company's facilities from fraudulent abuse, or when authorized by law.

Confidentiality of Information

We respect customer and team member related information and protect its security, confidentiality and integrity. The definition of 'customer' includes our direct customers, customers who are our competitors, third party customers (customers of our clients), and team members who are our customers. All customer and team member personal information is confidential and may not be disclosed except as outlined in the TELUS Privacy Code and permitted by law or by applicable regulations.

Access to customer and team member personal information is strictly controlled on a "need to know" basis and is used for legitimate business purposes only.

The TELUS Privacy Code and related practices set out guidelines for managing customer and team member personal information. Various areas of the company may have additional supporting management practices in place. Refer to your manager for more information.

Case Studies

Problem
Joanne sells TELUS Business Solutions products and services. In meeting with a customer in a specific industry, she learns her customer has plans to aggressively expand their business to another city, but this information is not publicly known. The next day, Joanne meets with a competitor to her previous day's customer. The competitor indirectly asks several questions about the first customer's business strategy. Joanne knows if she subtly mentions the first customer's business plans, she can sell more TELUS products and services.

     Action
     Joanne's job is to sell TELUS products and services; however, she cannot disclose confidential information for any reason. Joanne must maintain the confidentiality of her customer's information.

Problem
TELUS Mobility recently hired someone who held an executive position with one of our competitors. This person was deeply involved in planning the competitor's expansion strategy, and has information that would be very valuable to us. Can we ask him to disclose this information?

     Action
     Absolutely not. The new team member has an obligation to protect his former company's confidential or proprietary information, just as you would be obliged to protect the confidential or proprietary information of TELUS if you were to leave the company. You must respect the team member's personal integrity as well as his obligation to his former employer.

Problem
I am a customer service representative for the residential market. A competitor informed me that a customer authorized him to obtain information about the customer's service record from TELUS. Should I provide the information?

     Action
     As a general rule, TELUS does not disclose any customer information other than the customer's name, address and listed telephone number. Before releasing any information to the competitor, you should check that the customer did indeed authorize the competitor's representative to obtain the information. If you do not find written authorization, ask the competitor's representative to obtain the customer's consent in writing.

Problem

Kalev is a member of a large, dedicated team. He likes to personally recognize his co-workers for their continued efforts by remembering their birthdays with a card. Kalev asks a friend who has access to team member records, for a list of his co-workers birth dates. Should his friend provide Kalev with the information?

     Action
     While Kalev's intention is well meaning, his friend should not provide Kalev with a list of birth dates. Team member personal information is confidential and is to be used for legitimate business reasons only. Kalev should ask his co-workers directly for this information, so that they may decide whether or not to provide Kalev with their birth dates.

Integrity

Personal and Corporate Integrity

Individually and collectively, our personal integrity supports the honest use of time, funds and property in ethical dealings with co-workers and others. Business needs must take priority in the allocation of our time at work. Use of company time and property is for business purposes only unless otherwise authorized by management.

We consciously apply high standards of courtesy, professionalism, and honesty in our interactions with customers, shareholders, suppliers, co-workers and the community. We are fair in representing others' products and services and do not improperly seek corporate trade secrets or confidential information.

We establish and maintain an ethical work place. We treat people fairly and respect human rights. We recognize that there are differences among individuals that go beyond race and gender, and value the contribution our differences bring to the business. We provide team members with the training, tools, and coaching necessary for the job.

Proprietary Rights of Others

We honour the proprietary rights of others as expressed in patents, copyrights, trademarks and industrial designs. We respect conditions of use. Copyright materials are not copied in whole or in part, or used in violation of any law or agreement with vendors, licensors or other similar parties. Software license conditions may be included in instruction manuals, in separate documents, or on the disk itself, and breaking the seal on a disk package may constitute acceptance of the stated agreement.

Compliance with Laws

We comply with all applicable laws and regulations.

Public Safety

When working on customer premises and public thoroughfares, we safeguard the rights and safety of the customer, the public, the environment and ourselves. We are expected to report fit for work; such that our ability to work safely is not impaired by alcohol, drugs, medications or any other substance. Our actions in these instances not only reflect on us as individuals, but on TELUS as a whole.

Political Activities

As private citizens, we are free to make contributions to causes, candidates or political parties of our choice. Unless expressly approved by TELUS, we will not associate TELUS with our personal political activities. TELUS will comply with all relevant laws regulating its participation in political affairs, including political contributions.

Case Studies

Problem

Jerry , an installer is called to an out of town, visibly neglected acreage. The customer, an elderly woman, tells Jerry several times that she is never very comfortable when the phone does not work. It is important to her, being out in the country, to have reliable service. Jerry discovers her repair is very minor, consisting of a simple adjustment, and is hesitant to inform her of the service charge. He looks around her modest home and feels she cannot afford the service charge.

     Action
     Jerry's compassion is admirable. He should, however, inform his customer of the service charge. TELUS is legally required to apply tariff charges to every customer. Jerry is also presuming the elderly woman's financial status. In fact, she may be very able to pay the service charge. If she says she has a problem paying, Jerry can suggest some of TELUS' payment options or identify areas of the company where she can get more information.

Problem

My manager frequently makes racist comments about one of my co-workers. This personally offends me but, because my manager is involved, I don't feel I can speak up. What should I do?

     Action
     Racist comments are unacceptable. You have a right to express your disapproval of such comments - without fear of reprisal. If you are uncomfortable approaching your manager, you should speak to the Human Rights Coordinator or your manager's manager.

Problem

Anna is feeling the time crunch. It is only 15 days until Christmas and she has not started shopping for gifts. With all her commitments - work, volunteer activities, and family responsibilities - she is not sure when she can fit it all in. Then a co-worker mentions how easy it is to buy gifts on-line and that the gifts are delivered right to your door. Through the next two days, Anna completes her Christmas shopping at work by ordering on the Internet - and it only takes 4 hours instead of 4 days of trotting through the shopping mall! Anna's Christmas crunch is solved, but was her solution a good one?

     Action
     As members of the TELUS team each of us has a responsibility to do a fair day's work. If Anna's activities occurred on company time, her work responsibilities would have been adversely affected. Anna's actions may have tied up office equipment like the printer or impacted network response time affecting her colleagues' ability to get the job done. Company time and tools, such as the Internet and e-mail, are provided for business purposes only and should not be used for personal use unless authorized by management.

Problem

TELUS, in partnership with a supplier, is offering an on-line Team TELUS discount program on the purchase of books, CD's, and magazines. Cindy and Raj would like to place orders, but do not have a PC at home from which to access the web site. A co-worker suggests they use their work PC to place their personal orders. They are very busy at present dealing with a backlog of ADSL service requests. Is this an appropriate use of company equipment and time?

     Action
     Being a member of the TELUS team has privileges. From time to time, TELUS offers programs and incentives specifically for team members. Personal use of company property such as PC's is permitted, when approved by a team member's manager or corporately authorized, to enable team members to take advantage of these opportunities. Cindy and Raj may use company PC's to place their orders since the discount program has been authorized by management. Team members are reminded that authorized personal use should not interfere with business priorities and should be conducted on personal time.

Company Assets

Company Information

Technological change and an increasingly competitive environment make it essential for us to safeguard company information. Unless specifically published for external use, and public dissemination has occurred, all company records, information, reports, data, plans, processes and methods are considered as confidential, proprietary company information. Such information is prohibited from disclosure without proper authorization and access should be limited to those employees with a legitimate business reason to seek the information.

Furthermore, TELUS is subject to strict securities rules regarding disclosure of financial and other material information to the public. Selective disclosure of confidential information by any team member can create liabilities for TELUS. All discussions about TELUS in a public environment should comply with the TELUS Policy on Corporate Disclosure and Confidentiality of Information. For example, if a team member participates in an investment-related discussion forum, chat room or bulletin board on the Internet, he or she must not disclose any information about TELUS that may be confidential or potentially misleading to investors.

Team members, including past members, must not use or disclose corporate trade secrets, competitive information or other confidential, proprietary information to benefit themselves or others. In situations where we would be willing to share information, our Legal Department can draw up a confidentiality agreement or license agreement to protect TELUS.

No team member should knowingly invoke a program or code that could damage TELUS' information assets. All team members are responsible for taking reasonable measures to ensure that software and data is clear of malicious code and safe for use in TELUS' electronic data processing environment. It is also important that you not share your computer access password.

Business Records

Accurate, reliable records are essential for effective company management to enable us to meet our business, legal and financial obligations. We strive to ensure all reports (whether for external or internal use), records, and other data are factual, fair, complete, timely and understandable and are maintained according to company practices and legal requirements. Information of significant confidentiality should be properly identified, and respected as such. To protect the accuracy of our records, only legal and approved software is to be used on TELUS equipment.

Financial Transactions

It is expected those responsible for company financial transactions and records follow approved procedures to protect, report, control, and accurately reflect these transactions.

It is a violation to falsify time sheets or expense statements or to misuse company-issued credit cards.

Team members whose duties involve authentication are responsible for the close scrutiny and timely verification of all documents upon which monies are paid out or received.

Property

We protect company facilities, equipment, tools, supplies, vehicles, property, communication networks and information systems against loss, theft, damage, vandalism, unauthorized use and unauthorized disposal.

Team members are expected to take reasonable measures to safeguard access controls such as codes, identification cards, keys, cards and hand-held user authentication devices. Team members are the first line of defense in protecting TELUS assets.

The misuse or misappropriation of TELUS network, property or funds is not permitted. Some examples of actions that are not allowed include:

     * Unauthorized use, or possession of TELUS property. This includes any and all types of equipment and supplies

     * Unauthorized use of the long distance network, fax machines, cellular phones, Internet, and email

     * Tampering with the network to bypass toll billing

     * Billing unauthorized charges

     * Unauthorized crediting of customer accounts

Team members in customer or client contact roles must not make adjustments to their own accounts or services, or to those of family members, friends, co-workers or acquaintances. Customer facing business units may exercise their discretion to establish policies for the adjustment of team member accounts. Team members in Technology & Operations may only do so if specifically authorized by trouble ticket or customer order.

Case Studies

Problem
How do I tell if a document (paper or electronic) is proprietary if it is not marked as such?

     Action
     You should begin by asking the person who issued the document. If you cannot find the source of the information, consider the nature of the information itself. For example, does the information deal with highly sensitive company strategy, sales and marketing initiatives, or important human resources issues? If you are still uncertain, speak to your manager.

Problem
I am attending an important sales meeting next week and I have to prepare a presentation using slides and fairly complicated charts. My co-worker has the software I need to put the presentation together, and he has offered to lend me his diskettes so I can install the program on my computer. Can I go ahead?

     Action
     No. The use of software on unlicensed computers is strictly prohibited by law. You must verify and respect the manufacturer's conditions of license or the agreement under which the software was acquired. By copying your colleague's software into your computer, you may be breaking the software company's agreement as well as copyright laws and placing the company at risk of prosecution for copyright infringement. You should speak to your group's computer administrator to discuss your software needs.

Problem
Chris is part of a team working on a piece of the quarterly financial results. In the course of her work, she regularly sees the draft package of all the results before they are approved for release. One evening, her neighbour asks her, "How is TELUS doing these days?" In this casual conversation, is it acceptable if she answers, "Well, I can tell you one thing; the results are really good this quarter.

     Action
     No, it is not. This information is not yet public and therefore it should be regarded as confidential proprietary company information. In addition, if this information is material (i.e. would reasonably be expected to have a significant effect on the value or price of TELUS shares), Chris may also have engaged in "tipping" in violation of securities law.

Problem
Trina, a TELUS employee, and her partner Timothy are traveling to San Francisco where Trina is attending a two-day conference on the convergence of data, IP, and broadcasting technologies. Trina and Timothy are saving up to buy a new home and carefully manage their personal expenses, so Trina is glad that the Company calling card and credit card will be used to cover all business related expenses. Timothy has brought only enough cash to pay for his meals and incidental expenses.

While Trina is attending the conference, Timothy goes browsing and spots the perfect gift for his parents' 40th wedding anniversary. It is a specialty item that can't be purchased in Canada. Not only is it perfect, but it is on sale at a 40% discount off the regular price. That evening Timothy tells Trina about the gift and they talk about whether or not to buy it. They make several calls home to talk with Timothy's brother and sisters about the gift, using Trina's calling card. The next evening Trina and Timothy go to the store to purchase the gift, using the company credit card. While they know the card is for business use, they have left their personal credit cards at home and intend to repay the Company as soon as they get back home. They are both so excited about finding the perfect gift that neither realizes that Trina may be in serious trouble when she returns to the office.

     Action
     Company issued assets such as calling cards and credit cards are for business use only. Even when assets such as calling cards have been authorized for personal use, such use must be reasonable and appropriate. For instance, a brief call home to talk with the family would be fine while several calls home to friends and extended families should be at one's personal expense. Use of the corporate credit card is strictly for business use only, and should not be used for personal purchases of any kind. Intent to repay does not negate the fact that the credit card has been used inappropriately. Since Trina has misused both the company calling card and credit card she may face discipline as a result of her actions.

Conflict of Interest

As team members, our first business loyalty must be to TELUS. We must avoid situations or relationships that may be harmful or detrimental to the best interests of the Company and result in a conflict of interest. A conflict arises whenever we face a choice between what is in our personal interest (financial or otherwise) and the interests of TELUS. We must not only avoid any actual or potential conflict of interest, but also situations where there is an appearance of conflict of interest.

We must disclose actual or potential conflicts of interest to our manager. Each situation must be considered individually and the potential for conflict of interest determined based on the parties involved, level of access to business information, decision-making authority, job duties / responsibilities, position within the organization, and potential impact on others.

Conflict of interest may exist when:
    * A team member has an ownership interest or is a director, officer or employee of a party that is engaged in a commercial relationship with TELUS and in the course of his or her employment with TELUS such team member:
        o Would be in a position to influence decisions that TELUS may make with respect to such third party; or
        o Would be exposed to TELUS confidential information relating to such party.
    * A relative or a person with whom a team member has a close personal relationship is an employee or significant shareholder of a competing company and is in a position to influence decisions affecting TELUS.
    * A team member is engaged on his or her own time in activities that compete with products and services offered by TELUS.
    * A team member is in a position to influence a decision to hire a relative, or friend of such team member.

This section is intended as a guide in those areas in which conflicts of interest most often arise. It is not intended to be definitive or all-inclusive, as guidelines cannot cover every situation that could give rise to a conflict of interest.

Competition

Conflict of interest may occur when a team member or family member gains personal benefit from an outside business in competition with TELUS. In such circumstances, team members must take action to eliminate the conflict of interest or the perception of conflict of interest.

This guideline does not prohibit team members from holding publicly traded shares of a competitor provided that the team member does not have a significant investment in the competing company and does not acquire the shares based on material undisclosed confidential information obtained as a result of employment with TELUS or by being a member of the Board of Directors of a TELUS company.

Future Business

Over time, companies (including TELUS) may expand into new businesses or change their product lines or services. Team members are responsible for re-examining their individual situations on a regular basis to avoid becoming involved in a conflict of interest situation where no such conflict previously existed.

Outside Demands

It is a conflict of interest to have an outside interest that demands so much time and energy that it interferes with the team member's ability to do TELUS work. This could include any charitable activities that require time and effort during normal working hours, except for those activities previously approved by the President and Chief Executive Officer or the Human Resources and Compensation Committee of the Board of Directors or situations where the individual is acting in a representative capacity at the request of TELUS with the explicit and written permission of his or her manager.

Relationships

Conflict of interest may occur when a team or family member gains personal benefit from a business relationship with TELUS, or from an outside business with which TELUS has a relationship including suppliers, customers, or contractors. In such circumstances, team members must take action to eliminate the conflict of interest or the perception of conflict of interest.

Team members must not be involved in any negotiations or transactions with suppliers, contractors, customers, or outside parties where the team member has a personal, commercial or financial interest in the outcome of the negotiations.

Board Members, Executives and Senior Finance Managers have a duty to disclose whether they have a relationship with the Company's External Auditor.

Information

Team members may not disclose or use for any personal reason, including personal gain, any confidential information (including competitive intelligence) obtained through employment with TELUS or by being a member of the Board of Directors of a TELUS company.

Insider Trading

As detailed in the TELUS Insider Trading Policy and summarized here, team members may not trade in shares or securities of TELUS or any other company while in possession of undisclosed material information relative to the shares being traded. Nor may team members inform any other person, including their immediate family, of any undisclosed material information, other than in the "necessary course of business". The "necessary course of business" exception is a limited one and exists so as not to unduly interfere with a company's ordinary business activities. Please see the TELUS Insider Trading Policy for more information.

Material information is information that could reasonably be expected to have a significant effect on the market price or value of such securities.

Gifts and Benefits

TELUS team members shall not accept, directly or indirectly, gifts, gratuities, rewards, favours or benefits from any organization or person having business dealings with TELUS other than in the normal course of business.

TELUS team members shall not offer or provide gifts, gratuities, rewards, favours or benefits to employees of any other company to secure or maintain business other than in the normal course of business.

It is not a conflict of interest to accept hospitality or entertainment, provided it is reasonable, and is within the limits of responsible and generally accepted business practices. However, team members should not accept gifts that are intended to influence, or appear to influence, a particular business decision. Acceptable benefits in the normal course of business for TELUS employees typically are less than $250 and include:
    * Transportation to or from the customer's or supplier's place of business
    * Hospitality suites
    * Attendance at sporting or cultural events
    * Business lunches or dinners
    * Small seasonal holiday gifts or prizes to be used in office draws and raffles

Team members with supplier selection, negotiation, purchasing or contract management roles within TELUS are subject to more stringent professional purchasing requirements regarding gifts and benefits and maintaining appropriate relationships with suppliers and should therefore not accept any gifts or benefits from suppliers or potential suppliers without the explicit and written permission of his or her manager.

Case Studies

Problem
Arnold, a long time team TELUS member, and his wife have been looking for a way to make some extra money. His neighbour introduces them to a multi-level marketing firm that distributes hundreds of products at wholesale prices to individuals. The individuals, in turn, sell the items to others at higher-than-wholesale prices. Arnold's wife is confident she can sell the products and they would benefit from the extra income. However, as Arnold flips through the company catalogue, he sees the company sells products from a TELUS competitor. His neighbour insists Arnold's wife can and should sell everything in the catalogue. When Arnold points out the products in competition with products offered by TELUS, his neighbour tells Arnold that since his wife is not a team TELUS member it is okay for her to give her customers what they want.

     Action
     Although Arnold's wife is selling a competitor's product, this does not automatically create a conflict of interest position. A conflict of interest will exist if Arnold's ability to act in the best interests of TELUS is compromised. Arnold and his wife need to carefully consider whether one or both of them have access to confidential or proprietary information such as, but not limited to, product specifications, marketing plans, or confidential team member, supplier, contractor, or customer information. Obtaining from, or disclosing to, one another such information will create a conflict of interest. Assuming no such situation exists, it is possible that Arnold would not be in a conflict of interest position. If he is in any doubt, Arnold should disclose and discuss the situation with his manager.

Problem
Jean Pierre, who works in a senior marketing position at TELUS, operates his own business after hours. Though Jean Pierre uses his marketing skills, the business in no way competes with TELUS business. Jean Pierre started small - out of his basement. But his business is gradually generating more and more revenue. He is considering hiring a part-time manager, as he is not ready to leave his full time employment. Once his own business can pay him as much as his salary does, Jean Pierre believes he will devote his full attention to it. Jean Pierre believes he has the best of both worlds - a salary and a blossoming business for future security. Is Jean Pierre in a conflict of interest?

     Action
     No. If, however, Jean Pierre's employer, TELUS, decides in the future to enter the same line of business Jean Pierre's company is in, Jean Pierre will be in a conflict of interest position, even though he was in that business first. Jean Pierre must then decide which of his two interests, his own company or his employer's, will receive his full attention. Since TELUS is not currently in the same line of business as Jean Pierre's company, Jean Pierre is operating ethically, as long as it remains an after- hours pursuit.

Problem
Courtney, a team member of TELUS Mobility, recently married a fellow who runs his own business: he owns a local franchise selling a competitor's cellular phone service. Courtney and her husband have agreed not to talk about their business days. Instead their private conversations are filled with hopes and dreams for their future, discussion of hobbies and mutual family events. One day, Courtney's manager advises Courtney that she could be in a conflict of interest position. What should Courtney do?

     Action
     Courtney is in a situation that may leave the impression of a conflict of interest. Even though she and her new husband have decided not to talk about their business lives, people outside the marriage-including her employer-may perceive she is in a conflict of interest position. Courtney should discuss her situation with her manager and identify the extent to which Courtney's access to TELUS Mobility's information could benefit her husband's company and develop alternatives to avoid any appearance of a conflict of interest.

Problem
I install telecommunications inside wiring for small-and medium-sized business customers. With the growth of the Internet and other communications services, demand for my expertise is booming. Can I take advantage of this opportunity and start up an installation business on my own time?

     Action
     No. You cannot engage in any outside activity that might take business away from TELUS or any of its subsidiaries. Furthermore, as a team member, you are expected to contribute your energy and ideas to your job at TELUS. To avoid a conflict of interest, or even the appearance of such a conflict, you should discuss your planned outside business activities with your manager.

Problem
My husband has just become an executive sales manager for a company that services the computers in my department. Do I need to tell anyone about this?

     Action
     Yes. One of your husband's competitors or a fellow TELUS team member could claim that your husband gets TELUS' business because you are a TELUS team member. You should notify your manager and make sure you are not involved in any decisions regarding your husband's company.

Problem
Tashie, a contract administrator with TELUS, loves the mountains. She has mentioned her fondness for mountain parks a few times in general conversations with a particular company supplier. While seeking bids for a major order, Tashie receives a phone call from that supplier. He offers her and her family free use of his luxury condominium in Banff. He says he is not using it and says it would be a shame to have it sit empty when he knows how much Tashie enjoys the mountains.

     Action
     The supplier has made a generous offer. Too generous. Her family's use of the condominium appears offered in exchange for future special treatment from Tashie in her position with TELUS. Tashie should decline the offer.

Problem
While at lunch, I overheard a conversation between two other TELUS team members regarding company plans to invest in a minority stake in a business that develops communications software. Can I buy shares in the software company or suggest to my spouse that she do so?

     Action
     No. Although you found out about TELUS' planned investment by accident, you are prohibited from buying shares by virtue of the fact that you are a member of the TELUS team. Your spouse is also prohibited, because she obtained information about the proposed investment from you, a TELUS team member. However, you and your spouse will be able to buy shares when TELUS' stake in the software company becomes public.

Problem
Jack, a network engineer with TELUS, has significant influence over the selection of the company's suppliers. Jack and the owner of one of TELUS' suppliers, Don, have known each other since they were kids and have always maintained a close personal relationship. Jack has no personal, commercial or financial interest in the supplier. Is there still an appearance of conflict?

     Action
     Yes. Although Jack may not have a personal, commercial or financial interest in the outcome of the business relationship with Don, there may still be an appearance of bias or preferential treatment towards Don's company. Jack must take action to eliminate the perception of conflict of interest. Examples of such actions include removing his involvement from the selection of the company's preferred suppliers or having a second person (a superior or a peer) co-approve the supplier selection decision.







Exhibit 7:  Consent of Auditor.
==============================================================================

We consent to the use of our report dated February 2, 2004 (except as to Note 16(c), which is as of February 12, 2004) appearing in this Annual Report on Form 40-F of TELUS Corporation for the year ended December 31,2003.

/s/ Deloitte & Touche LLP
-------------------------
Vancouver, British Columbia
Canada
May 3, 2004