Form 40-F
period 2004-12-31
TELUS CORP
filed 2005-03-24
CIK 868675

UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 40-F

   [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES
                         EXCHANGE ACT OF 1934
                                    OR
          [X] ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D)
                  OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004    Commission File Number 000-24876

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

            Securities registered pursuant to section 12(b) of the Act.

						Name of each exchange
	Title of Each Class			On Which Registered
        -------------------                     -------------------
	Non-Voting Shares			New York Stock Exchange

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

For annual reports, indicate by check mark the information filed with this Form:
      [X] Annual information form      [X] Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2004:

192,868,738 Common Voting Shares and 165,954,523 Non-Voting Shares.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes 	______82-_____				No _____X______

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ____X_____					No____________



                            TABLE OF CONTENTS

DISCLOSURE CONTROLS AND PROCEDURES---------------------------------------- 1
AUDIT COMMITTEE FINANCIAL EXPERT------------------------------------------ 1
CODE OF ETHICS------------------------------------------------------------ 1
PRINCIPAL ACCOUNTANT FEES AND SERVICES------------------------------------ 1
OFF-BALANCE SHEET ARRANGEMENTS-------------------------------------------- 2
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS----------------------------- 2 IDENTIFICATION OF AUDIT COMMITTEE----------------------------------------- 2
UNDERTAKING--------------------------------------------------------------- 2
SIGNATURES---------------------------------------------------------------- 2
EXHIBIT INDEX------------------------------------------------------------- 4



DISCLOSURE CONTROLS AND PROCEDURES

Based on the Registrant's evaluation as of December 31, 2004 of the effectiveness of the design and operations of the Registrant's disclosure controls and procedures under the supervision of the Audit Committee, including the Registrant's Chief Executive Officer and Chief Financial Officer, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant's disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934 (the "Exchange Act") are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of TELUS has determined that the Audit Committee Chair is an "audit committee financial expert" as such term is defined by U.S. securities laws. The information contained under the heading "Audit Committee" on page 39 of TELUS' 2004 Annual Information Form, filed as Exhibit 3 to this annual report on Form 40-F, is incorporated by reference herein.

CODE OF ETHICS

The Registrant has adopted an Ethics Policy that applies to all directors, officers, including the Chief Executive Officer and the Chief Financial Officer, and employees. The Ethics Policy has been posted on the Registrant's Internet website at telus.com

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table is a summary of billing by Deloitte & Touche LLP, as auditors of TELUS, during the period from January 1, 2004 to December 31, 2004:


                       Deloitte &       Deloitte       Total
Type of work           Touche         Consulting       Fees       Percentage
-----------------------------------------------------------------------------
Audit fees            $2,102,260         --           $2,102,260     79.5%
Audit related Fees       313,325         --              313,325     11.8%
Tax fees                 231,278         --              231,278      8.7%
All other fees             --            --                 --
------------------------------------------------------------------------------
Total                 $2,646,863         --           $2,646,863     100%
==============================================================================

The following table is a summary of billing by Deloitte & Touche, LLP and Deloitte Consulting during the period from January 1, 2003 to December 31, 2003:

                       Deloitte &       Deloitte       Total
Type of work           Touche         Consulting       Fees       Percentage
-----------------------------------------------------------------------------
Audit fees            $1,849,595         --           $1,849,595     35.4%
Audit related Fees       304,298         --              304,298      5.8%
Tax fees               1,033,204         --            1,033,204     19.8%
All other fees            13,930      2,019,960 (1)    2,033,890     39.0%
------------------------------------------------------------------------------
Total                 $3,201,027     $2,019,960       $5,220,987    100.0
==============================================================================

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

All requests for non-prohibited audit, audit related and non-audit services provided by TELUS' External Auditor and its affiliates to TELUS are required to be pre-approved by the Audit Committee of TELUS' Board of Directors. To enable this, TELUS has implemented a process by which all requests for services involving the External Auditor are routed for review by the VP Risk Management and Chief Internal Auditor to validate that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request. If the request passes this review, it is then forwarded to the CFO for further review. Pending the CFO's affirmation, the request is then presented to the Audit Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting. If the timing of the request is urgent, it is provided to the Audit Committee Chair for his review, evaluation and pre-approval or denial on behalf of the Audit Committee (with the full committee's review at the next scheduled quarterly meeting). Throughout the year, the Audit Committee monitors the actual versus approved expenditure for each of the approved requests.

OFF-BALANCE SHEET ARRANGEMENTS

The information provided under the heading "Off-Balance Sheet Arrangements and Contractual Liabilities" set forth in the "Management's Discussion and Analysis" filed as Exhibit 4 to this annual report on Form 40-F, is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading "Contractual Obligations" (note 16(c)) set forth under the heading "Commitments and Contingent Liabilities" set forth in the notes to the audited consolidated financial statements filed as
Exhibit 4 to this annual report on Form 40-F, is incorporated by reference herein.

IDENTIFICATION OF AUDIT COMMITTEE

TELUS has a separately designated standing Audit Committee. The current members of the Audit Committee are Brian F. MacNeill (Chair), A. Charles Baillie, Micheline Bouchard and Ruston Goepel. All members of the Committee are "independent" as such term is defined under applicable securities laws and applicable NYSE rules.

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

Registrant:	TELUS Corporation


By: 	/s/Audrey T. Ho
        _______________
        Audrey T. Ho
        Corporate Secretary

Date:   March 23, 2005


EXHIBIT INDEX

The following documents are filed as exhibits to this Form 40-F:

Exhibit
Number		Document
------          --------
1. Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley
   Act.

2. Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley
   Act

3. Annual Information Form dated March 23, 2005

4. Audited Consolidated Financial Statements as at and for the year ended December 31, 2004 and Management's Discussion and Analysis

5. Consent of Independent Registered Chartered Accountants


Exhibit 1:
                       Certification

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

5. The issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing equivalent function):

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


       Date: March 23, 2005.

       /S/ Darren Entwistle
       ____________________
       Darren Entwistle
       President and Chief Executive Officer



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

5. The issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing equivalent function):

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


       Date: March 23, 2005.

       /s/ Robert G. McFarlane
       Robert G. McFarlane
       Executive Vice President and Chief Financial Officer


Exhibit 2:

                       Certifications

Pursuant to 18 U.S.C. section 1350, the undersigned officers of TELUS Corporation ("TELUS") hereby certify that to his or her knowledge, (a) the annual report for the period ended December 31, 2004 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities and Exchange Act of 1934 and (b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of TELUS.

Dated  March 23, 2005.

       /s/Darren Entwistle

       Darren Entwistle
       President and Chief Executive Officer


Dated  March 23, 2005.

       /s/Robert G. McFarlane

       Robert G. McFarlane
       Executive Vice President and Chief Financial Officer


Exhibit 3: Annual Information Form dated March 23, 2005.

FORWARD LOOKING STATEMENTS

This annual information form and management's discussion and analysis incorporated by reference hereto, contain statements about expected future events and financial and operating results of TELUS Corporation ("TELUS" or the "Company") that are forward looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers of this document are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Factors that could cause actual results to differ materially include but are not limited to: competition; economic fluctuations; financing and debt requirements; tax matters; human resources (including the outcome of outstanding labour relations issues); technology (including reliance on systems and information technology); regulatory developments; process risks; manmade and natural threats; health and safety; litigation; business continuity events and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents, including the Annual Report, and in other filings with securities commissions in Canada and the United States ("U.S."). See "Management's Discussion and Analysis - Section 10 Risks and Uncertainties" for further information.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

TELUS

TELUS was incorporated under the Company Act (British Columbia) (the "BC Company Act") on October 26, 1998 under the name BCT.TELUS Communications Inc. ("BCT"). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act ("CBCA") among BCT, BC TELECOM Inc. ("BC TELECOM") and the former Alberta-based TELUS Corporation ("TC"), BCT acquired all of the shares of BC TELECOM and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia), successor to the BC Company Act. TELUS maintains its registered office at Floor 21, 3777 Kingsway, Burnaby, British Columbia ("B.C.") and its executive office at Floor 8, 555 Robson, Vancouver, B.C.

Subsidiaries of TELUS

The only material subsidiaries of TELUS are TELUS Communications Inc. ("TCI") and TELE-MOBILE COMPANY ("TELUS Mobility"), each owning assets which constitute more than 10 per cent of the consolidated assets of TELUS as at December 31, 2004 and each generating sales and operating revenues which exceed 10 per cent of the consolidated sales and operating revenues of TELUS for the year ended December 31, 2004. TELUS owns 100 per cent of the voting shares in TCI directly, and 100 per cent of the partnership interests in TELUS Mobility indirectly.


The following organization chart sets forth these TELUS subsidiaries and partnerships, as well as their respective jurisdictions of incorporation or establishment and TELUS ownership:


                   [Organization Chart Graph]



In this annual information form, references to "TELUS" are to TELUS Corporation and all of its subsidiaries and partnerships as a whole, except where it is clear that these terms mean only TELUS Corporation.

GENERAL DEVELOPMENT OF TELUS AND ITS SUBSIDIARIES

General development and operations of TELUS

TELUS currently provides data, Internet protocol ("IP"), high-speed Internet services and portals, and local and long-distance voice services primarily through TCI; information technology services, business process in-sourcing solutions for customers, and e-business solutions services through TCI; and wireless data, IP, and voice services through TELUS Mobility (see "Operations and Organization of TELUS").

On January 1, 2001, TELUS Communications (B.C.) Inc., TELUS Communications Inc., TELUS Mobility Cellular Inc. and 3759709 Canada Inc. amalgamated to form TELUS Communications Inc.

On July 1, 2001, through an internal reorganization, the wireless operations of TELUS Communications Inc. in Alberta and B.C., the wireless operations of TELUS Solutions (Quebec) Inc. in Quebec and the wireless operations of Clearnet PCS Inc. were transferred to TELUS Mobility. This effectively consolidated all of TELUS' wireless operations into a single entity, TELUS Mobility.

On September 1, 2001, Clearnet PCS Inc. amalgamated with TELUS Communications Inc. pursuant to an internal reorganization to form TCI. On December 30, 2001, predecessor Clearnet Inc. and Clearnet Communications Inc. ("Clearnet Communications") amalgamated to form Clearnet Inc. ("Clearnet"). On September 30, 2002, Clearnet was wound up into TCI.

On July 1, 2004, through an internal reorganization, TCI acquired substantially all of the assets and the wireline operations of TELUS Communications (Quebec) Inc. ("TELUS Communications (Quebec)"). TCI assumed substantially all the liabilities of TELUS Communications (Quebec) including $30 million principal amount of First Mortgage Bonds and $70 million principal amount of Medium Term Notes which were the publicly held debt of TELUS Communications (Quebec). By combining in a single entity ownership of the network assets in Quebec with those outside of Quebec, TCI expects to be able, over the long-run, to build common systems and processes that otherwise would have been more difficult to build due to regulatory requirements. These changes will allow TELUS to better serve customers whose service requirements span Canada.

On December 30, 2004, through an internal reorganization, TELUS Solutions Holdings Inc. was wound up into TCI. Upon this wind up, TELUS Services Partnership ceased to exist and its business was transferred by operation of law to TCI.

On November 30, 2004, Verizon Communications Inc. ("Verizon") and the Company entered into an agreement pursuant to which the independent members of the Board of Directors of the Company agreed to accommodate Verizon's desire to divest all of its 20.5 per cent equity investment in the Company. Such divestiture was effected by a public secondary offering of Verizon's entire equity interest in the Company. Post divestiture, Verizon and the Company are no longer related parties. Concurrently with the divestiture, Verizon and the Company further adjusted their business relationships to reflect changes in their business requirements since the alliance was first established. See section "Alliances" on page 15 of this annual information form for further information.

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

TELUS Communications, a full-service incumbent local exchange carrier ("ILEC") in Western Canada and Eastern Quebec, provides a wide range of telecommunication products and services including data, Internet protocol (IP), voice, video and other services to consumers and businesses. With its national wireline next generation network, which offers advanced IP-based network applications, TELUS Communications is also a national provider of data, IP and voice solutions for business customers across Canada. TELUS Mobility is a national facilities-based wireless provider with more than 3,900,000 subscribers. The business of TELUS Mobility includes the provision of digital personal communications services ("PCS"), enhanced specialized mobile radio ("ESMR") services, wireless Internet, paging and analogue cellular services.

The customer facing business units within the TELUS Communications segment are:

* Consumer Solutions, which provides Internet, voice and entertainment services to households and individuals in Alberta and B.C.;

* Business Solutions, which delivers innovative wireline data, IP, voice and business process in-sourcing solutions to small and medium-sized businesses and entrepreneurs and brings customized wireline, voice, data, IP, Information Technology ("IT") and e.business solutions to large multinational, corporate and public sector customers;

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

In an initiative to bring services to the business market more effectively the former business units of Client Solutions and Business Solutions were combined into the current Business Solutions customer facing unit in 2004. The four TELUS Communications customer facing business units receive essential support from the business capabilities units comprised of Technology & Operations and Business Transformation, as well as, from the business enabling units comprised of Finance, Corporate Affairs (which includes Legal Services and Regulatory Affairs) and Human Resources.

TELUS Mobility receives essential support for employee services, engineering, finance, information systems, sales and marketing, operations, legal and regulatory matters from departments within TELUS Mobility.


TELUS' national growth strategy

Since the January 1999 merger between BC TELECOM and TC, the Company has been pursuing a national wireline and wireless growth strategy outside Alberta and B.C. into the rest of Canada, most particularly into central Canada. This has been implemented by both organic growth and through a series of acquisitions.

In 2000, TELUS acquired control of The QuebecTel Group Inc., the second largest telecommunications provider in Quebec. It was subsequently renamed TELUS Quebec Inc. ("TELUS Quebec"). In 2001, TELUS purchased the balance of the shares not owned by it in TELUS Quebec. TELUS Quebec provided TELUS with a regional full service presence in the province of Quebec and an established foundation of management, employees, systems and customer relationships with which to execute an expansion strategy targeted at businesses.

The acquisition of Clearnet Communications in 2000 provided TELUS with two separate national digital wireless communications networks and subscribers, experienced management, employees, infrastructure and sales distribution channels in central and eastern Canada. It also provided TELUS Mobility with PCS and wireless spectrum nationally.

TELUS has two world-class intelligent internet data centres ("IDCs") in Toronto and a third in Calgary. Through growth, investment and a series of strategic acquisitions completed prior to 2002, TELUS has become a leading managed data-hosting provider in Canada with TELUS' national network of IDCs.

The Company also has a coast-to-coast backbone fibre optic network, which interconnects cities between Halifax and Vancouver and extends into the U.S. via points of presence in Albany, Buffalo, Chicago, Detroit, New York and Seattle. This network is fully integrated with TELUS' extensive metropolitan networks in Alberta and B.C. and connects into networks constructed in Montreal, Ottawa, Toronto and other cities. As at December 31, 2004, the total amount of network fibre has been expanded to 11,800 kilometres.

In 2002, TELUS Communications continued to expand its operations in central Canada by signing numerous long-term data, IP and long distance contracts. TELUS Communications implemented a new advanced intelligent national long distance and card service platform, integrated TELUS Quebec's Internet backbone with TELUS' national Internet backbone, and completed a billing system conversion for Internet services.

TELUS also started migrating toll voice traffic onto its Next Generation Network ("NGN") in July 2003, beginning the transformation of the TELUS network to a single IP network designed to carry high quality voice, data and video applications. In 2004, TELUS successfully completed a migration of 84 per cent of its long distance traffic from the old Stentor platform. The NGN provides TELUS with a competitive advantage in the business marketplace. For business customers, TELUS provides a full suite of IP-based advanced application services and the ability to integrate voice mail, e-mail, data and video through a user-friendly online Web portal. In October 2003, TELUS expanded its management of data solutions for business customers by signing a major national managed data solutions seven-year sub-contract with IBM Canada for the TD Bank Financial Group. TELUS is exploiting the competitive head-start it has in managed data and IP solutions, utilizing its already built next generation IP network to secure recurring data revenues in Ontario and Quebec. A number of other large contracts for managed data solutions were signed in 2004, including those with The Co-operators Group Limited and the Laurentian Bank of Canada.

In June 2004, as a result of research and development activities that TELUS had undertaken, the next phase of the IP-One product family was launched and is being offered to businesses in 24 cities in Ontario and Quebec. The Company also began a transformational billing initiative to re-engineer processes in the Communications segment for order entry, pre-qualification, service fulfillment and assurance, customer care, billing, collections/credit, customer contract and information management.

Another important element of the Company's wireline revenue growth strategy is the TELUS Future Friendly(R) Home initiative being offered in its incumbent service areas. TELUS offers a suite of integrated, advanced digital and wireless services that leverage the Company's significant investments in high-speed Internet. Two new services, TELUS Home Networking and TELUS HomeSitterTM, were launched in 2004. TELUS plans to launch new retail consumer solutions, which may include VoIP and IP TV, in 2005 to continue enhancing the Future Friendly(R)Home portfolio.

Non-core assets, including real estate properties, were also sold in 2002, 2003 and 2004 for total proceeds of $87.0 million.

In 2001 and 2002, TELUS Mobility completed the successful integration of the TELUS wireless operations in Alberta and B.C. with the national operations of Clearnet Communications and the operations of QuebecTel Mobilite. In conjunction with the ongoing build-out of TELUS' wireless networks, TELUS Mobility entered into enhanced and extended roaming/resale agreements with Bell Mobility and certain affiliates and Aliant Wireless, a division of Aliant Telecom Inc. ("the Roaming/Resale Agreements"). These agreements significantly expanded TELUS Mobility's digital PCS coverage areas outside of major urban markets in Ontario, Quebec and Atlantic Canada.

In 2002, TELUS Mobility launched a new next generation 1X wireless data network across Canada, and amended the Roaming/Resale Agreements to include 1X network services. On November 29, 2004, TELUS Mobility and Verizon Wireless expanded their roaming arrangements under a consolidated long-term roaming agreement to improve each other's ability to provide more consistent and comprehensive roaming services to each other's customers.

During 2003 and 2004, TELUS Mobility continued the enhancement of digital wireless coverage and construction of significant microwave facilities aimed at reducing future leased line costs.

DESCRIPTION OF THE BUSINESS

TELUS is one of Canada's largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in western Canada and provides data, IP, voice and wireless services to central and eastern Canada. The Company earns the majority of its revenue (voice local, voice long distance, data and mobility network revenue) from access to, and usage of, the Company's telecommunication infrastructure. The majority of the balance of the Company's revenue (other revenue and mobility equipment revenue) arises from providing products that facilitate access to, and usage of, the Company's telecommunication infrastructure.

The wireline business segment is operated in TELUS Communications and the wireless business segment is operated in TELUS Mobility.

TELUS Communications - wireline business segment

TELUS Communications is an ILEC in Alberta, B.C. and eastern Quebec where it provides comprehensive local, long distance, data, Internet and information services in its incumbent or ILEC territories and is a competitive local exchange carrier ("CLEC") offering services primarily in central Canada through its non-incumbent or non-ILEC operations. TELUS Communications' ILEC operations service a population of approximately 7.4 million in its incumbent western Canada service territory, and a population of more than one half million in its incumbent eastern Quebec territory. On a combined basis, the services of TELUS Communications accounted for revenue of $4,769 million for the year ended December 31, 2004, representing 63 per cent of the total revenue of TELUS for 2004.

In 2003, TELUS substantially completed Phases 2 and 3 of its operational efficiency program ("OEP") and achieved its goal of interim improvement of the profitability of TELUS Communications, through the reduction of positions and closure and consolidation of customer contact centres in its ILEC region. In 2004, a number of comparatively smaller initiatives were undertaken, noticeably in the information technology resources area and in the merger of two customer-facing business units, aimed to enable greater efficiencies of scale, improve effectiveness of program delivery, improve competitiveness in the marketplace and improve operating and capital productivity. In 2005 and subsequent years, TELUS Communications expects to continue to undertake initiatives aimed at improving operating and capital productivity.

The operating loss of non-ILEC operations has been steadily improving because of cost containment efforts and increasing services provided on TELUS facilities ("on-net"). TELUS started migrating toll voice traffic onto its NGN in 2003. See "TELUS' national growth strategy". In addition, a partnership with the Calgary Health Region was established to deliver human resources and end-to-end solutions to healthcare and other organizations.

A new call centre business was established in Montreal to in-source Internet help desk services from a third party and offer call centre solutions to other external customers.

In November 2004, TELUS signed a 10-year contract with the Government of B.C., in which the Government transferred approximately 140 staff members and all government payroll and human resource services to TELUS Sourcing Solutions Inc. ("TSS"), an indirect subsidiary of TELUS. This contract builds upon the partnership between TSS and the Calgary Health Region.

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

	Long distance

Wireline long distance services interconnect customers in different local calling areas, and provide domestic and international connectivity. TELUS Communications offers its residential and business customers a range of long distance savings plans, billing options, and call options. The largest component of wireline long distance services is message toll services, which are transmitted through fibre optic cables, microwave radio systems, cable carrier systems and satellite channels. National and international wireline long distance services are provided through TELUS Communications' national network and by way of interconnection with the networks of other facilities-based carriers and resellers.

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

TELUS Communications is the second largest Internet service provider in Alberta and B.C. and is the third largest wireline Internet service provider in Canada. As at December 31, 2004, TELUS had 971,300 Internet subscribers, including 689,700 asymmetrical digital subscriber line ("ADSL") high-speed subscribers. The number of high speed subscribers increased by 23 per cent during 2004. TELUS Communications has seen an increase in the use of data services such as business Intranets by business customers and in the use of personal computer and Internet access by residential customers. TELUS also offers a range of broadcast, teleconferencing and advanced intelligent network services - services that can be customized to meet the specific needs of individual customers through software changes to network switches. These services include special number services such as toll free 1-800 and 1-900 and enhanced call routing.

TELUS Communications provides businesses with IT services such as IT outsourcing, application development and sustainment and national IT consulting. As a provider of Web hosting services, TELUS Communications also offers managed hosting, co-location including shared Web and e-mail hosting services, media streaming, data storage and security services. In addition, TELUS Communications offers managed applications services and software such as online backup Web conferencing, expense management, customer relationship management and sales force automation. These services are available across Canada and can be enhanced by connection with TELUS Communications' infrastructure through points of presence throughout Alberta and B.C., Winnipeg, Regina, Saskatoon, and 39 cities in Ontario and Quebec.

The following table sets forth certain statistical information with respect to TELUS Communications:

TELUS Communications                                                               December 31
                                                               2004                    2003                    2002
---------------------------------------------------------------------------------------------------------------------------------
Network access lines (000's)                                  4,808                     4,870                  4,911
Dial-up Internet net additions (000's) (1)                   (38.2)                    (71.9)                 (63.4)
Dial-up Internet subscribers (000's) (1)                      281.6                     319.8                  391.7
High-speed Internet net additions (000's) (1)                 128.1                     151.6                  195.2
High-speed Internet subscribers (000's) (1)                   689.7                     561.6                  410.0
Total Internet subscribers (000's)                            971.3                     881.4                  801.7
Full-time equivalent employees                               18,839                    18,430                 19,668
Total employees                                              19,500                    19,029                 20,332

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

	TELUS Communications' network

TELUS Communications' network includes the Alberta and B.C. portion of the transcontinental high-density fibre optic transmission system used by the various ILECs across Canada. As part of TELUS' national strategy, TELUS Communications has also built its own national inter-city fibre optic backbone network that interconnects the network in Alberta and B.C. with major centres in Ontario and Quebec. This fibre optic network is supplemented by new local fibre optic networks in 34 CLEC exchanges or metropolitan areas. TELUS Communications' network also interconnects with the networks of Verizon and other carriers in the U.S. for the exchange of U.S. and international traffic.

TELUS Mobility - wireless business segment

TELUS Mobility is a major Canadian facilities-based wireless service provider and offers a number of wireless services nationally as well as various services on a regional basis. TELUS Mobility is licensed to operate a national digital PCS network and analogue/digital cellular facilities in Alberta, B.C., and eastern Quebec. TELUS Mobility also operates Canada's only national ESMR network. Its national PCS wireless network utilizes 1X, code division multiple access ("CDMA") digital technology. TELUS Mobility offers wireless voice and data services to consumers and businesses nationally on both the ESMR and the PCS/cellular networks. As a result of acquisitions and purchases completed in recent years, TELUS Mobility holds a significant mobile spectrum position. TELUS Mobility is also a leading wireless communications service provider in Canada in terms of average monthly revenue per subscriber unit ("ARPU"), churn, and operating cash flow growth based on publicly available information. For the year ended December 31, 2004, TELUS Mobility accounted for revenue of $2,812 million, representing 37 per cent of the total revenue of TELUS for 2004.

In 2001, TELUS Mobility entered into the Roaming/Resale Agreements, which extended and enhanced then existing roaming and resale arrangements by, among other things, reducing the wholesale pricing for such services, to encourage the use of existing CDMA networks. The implementation of these agreements began in 2002 and have expanded TELUS Mobility's addressable PCS market by approximately 7.5 million people as of the end of 2004, while allowing TELUS Mobility to avoid estimated capital expenditures of approximately $800 million over the 10-year term of the agreements. In 2002, these Roaming/Resale Agreements were amended to include 1X network services. At the end of 2004, TELUS Mobility's national digital networks covered approximately 30 million Canadians.

The following table sets forth certain statistical information with respect to TELUS Mobility:

TELUS Mobility                                                                      December 31
                                                                2004                    2003                    2002
---------------------------------------------------------------------------------------------------------------------------------
Net subscriber additions (000's) (1)                            512                     431                     418
Gross subscriber additions (000's)                            1,121                     987                   1,017
Wireless subscribers (000's) (1)                              3,936                   3,424                   2,996
Penetration rate (2)                                          12.9%                   11.5%                   10.9%
Wireless market share, subscriber based                       26.1%                   25.5%                   25.0%
Average monthly revenue per subscriber unit                     $60                     $57                     $55
Minutes of use per subscriber per month ("MOU")                 384                     350                     290
Cost of acquisition, per gross addition                        $389                    $430                    $425
Monthly deactivations (churn rate)(1)                          1.4%                    1.5%                    1.8%
Digital population coverage (millions) (3)                     30.0                    29.5                    27.4
Full-time equivalent employees                                5,915                   5,387                   5,161
Total employees                                               6,298                   5,690                   5,420

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

(3)   Includes expanded population coverage in 2004 of approximately
      7.5 million in the PCS coverage area (2003 - approximately 7 million) due to the Roaming/Resale Agreements.

      TELUS Mobility networks

TELUS Mobility owns and operates a national digital PCS network, and analogue and digital cellular networks in Alberta, B.C., and eastern Quebec, with 40 to 45 MHz of PCS spectrum throughout all major population regions of Canada. TELUS Mobility continues to build significant microwave facilities in order to reduce costs. TELUS Mobility has combined these networks under one national brand. Substantially all of TELUS Mobility's digital subscribers are provided extended coverage in Canada, the U.S. and various other countries through analogue and digital roaming arrangements with other carriers by means of dual-mode or tri-mode, dual-band handsets.

TELUS Mobility also owns and operates an ESMR digital wireless business communications service under the MikeTM trademark using the integrated digital enhanced network ("iDEN") technology. The Mike network covers the larger population centers and surrounding areas in Alberta, B.C., Manitoba, Ontario and Quebec (including Toronto and Montreal), and many non-urban areas in Ontario, Quebec and western Canada. The Mike network utilizes frequencies in the 800 MHz range which have propagation advantages over higher frequencies such as those used in digital 1900 MHz PCS networks, resulting in more cost effective geographic coverage. While the amount of 800 MHz spectrum licensed to TELUS Mobility varies by region, TELUS Mobility has in excess of 10 MHz of spectrum available for its Mike network in Montreal, Toronto and Vancouver, Canada's three most populous metropolitan areas. The Mike service is marketed primarily through independent and corporate-owned dealers to businesses and other organizations as a digital PCS-like service with the added unique benefit of Mike's Direct ConnectTM Push to TalkTM functionality, which provides low-cost instant connectivity for work groups.

TELUS Mobility also operates analogue specialized mobile radio ("SMR") systems in most major urban centres in Canada. TELUS Mobility operates paging networks in Alberta, B.C., and eastern Quebec.

EMPLOYEE RELATIONS

As at December 31, 2004, TELUS had a total of approximately 25,798 employees, of which 23,149 were regular full-time or regular part-time employees and the balance were temporary employees. Approximately 13,172 employees were unionized of which approximately 11,901 unionized employees were part of the TELUS Communications business segment and approximately 1,271 unionized employees were employed through TELE-MOBILE COMPANY's wholly-owned subsidiary, TM Mobile Inc. and were part of the TELUS Mobility business segment.

TELUS Communications

The Telecommunications Workers Union ("TWU") represents approximately 10,241 unionized employees in TELUS Communications in Alberta and B.C.

Following the merger of BC TELECOM and Alberta-based TELUS Corporation, the Company filed an application with the Canada Industrial Relations Board ("CIRB") to reconfigure the bargaining units of TCI's unionized employees in Alberta and B.C. who were previously included in multiple separate bargaining units, each with a separate collective agreement. As a result of a mediated settlement, a single consolidated bargaining unit was established. Collective bargaining began in November of 2000 for a collective agreement to replace the legacy agreements that had all expired on or before December 31, 2000. In the fourth quarter of 2002, TCI's application to the Federal Minister of Labour requesting the appointment of federal conciliators was granted. TCI and the TWU agreed to an extension of the conciliation process, however, the outstanding issues were not resolved and the Minister of Labour subsequently appointed the two conciliators as mediators to assist the parties.

On January 28, 2004, in response to an unfair labour practice complaint filed by the TWU, the CIRB ruled that certain of TCI's communications to employees violated the Canada Labour Code and ordered the Company to offer binding arbitration to the TWU to settle the collective agreement between the parties. That offer was made by TCI on January 29, 2004 and accepted by the TWU on January 30, 2004. On February 16, 2004, TCI filed an application with the CIRB for reconsideration of its decision and the CIRB issued a summary decision on February 2, 2005, overturning its previous ruling that imposed an offer of binding arbitration. In addition, the CIRB set aside the April 2004 broad communications ban and reinstated its narrower January 2004 ban related to communications with bargaining unit team members on labour relations issues and negotiations. TCI is awaiting the CIRB's full reasons for its decision. On February 16, 2005, the TWU filed an application for judicial review in the Federal Court of Appeal requesting the Court to overturn the CIRB's reconsideration decision and reinstate the CIRB's initial decision which placed TCI and the TWU in binding arbitration.

Notwithstanding the TWU's application for judicial review, collective bargaining resumed on February 10, 2005 with the assistance of a federal mediator.

Until a new collective agreement is concluded between TCI and the TWU, the terms and conditions of the expired collective agreements continue to apply (see "Management's Discussion and Analysis - Risks and Uncertainties - Section
10.5 Human Resources").

TELUS Quebec

Approximately 1,526 unionized employees of TELUS Quebec are represented by two bargaining agents. The two unionized groups are:

Approximately 978 office, clerical and technical employees, represented by the Syndicat Quebecois des employes de TELUS. The collective agreement covering these employees is in effect until December 31, 2005.

Approximately 548 professional and supervisory employees, represented by the Syndicat des agents de maitrise de TELUS. The collective agreement covering these employees is in effect until March 31, 2006.

TELUS Mobility

TELUS Mobility has approximately 1,271 unionized employees in three separate bargaining units in the provinces of Alberta, B.C., and Quebec. The unionized employees of TELUS Mobility are employed by its wholly-owned subsidiary, TM Mobile Inc. In June, 2004 TELUS Mobility, through TM Mobile Inc. signed a renewal collective agreement with its wireless professional and supervisory employees in Rimouski, Quebec. Negotiations with the TWU for unionized employees in Alberta and B.C. resumed on February 10, 2005, following the release of the CIRB decision returning the parties to collective bargaining.

The CIRB in Decisions 1088 and 278 declared that TELUS Mobility's non-unionized team members, predominantly located in Ontario and Quebec, performing work similar to their unionized TELUS Mobility counterparts in Alberta and B.C., should be included in the TWU bargaining unit without a representational vote. TELUS Mobility's application to the Federal Court of Appeal for judicial review of Decisions 1088 and 278 was dismissed on December 16, 2004 and TELUS Mobility has applied to the Supreme Court of Canada for leave to appeal the decision on February 14, 2005.
(see "Management's Discussion and Analysis - Risks and Uncertainties - Section
10.5 Human Resources").

The unionized groups are:

* Approximately 550 former BC TEL Mobility employees represented by the TWU and who continue to be covered by the terms of the BC TEL/TWU collective agreement, which expired in December 2000.

* Approximately 650 former TELUS Mobility (Alberta) employees represented by the TWU and who continue to be covered by the terms of the Communications Energy & Paperworker Union/former TELUS Mobility (Alberta) collective agreement, which expired in December 2000.

* Approximately 52 former QuebecTel Mobilite employees (formerly represented by the Syndicat Quebecois des employes de TELUS - Section locale 5044 - SCFP (FTQ) ), who, following a February 4, 2005 CIRB decision have been included in the TCI wireline unit and are now represented by the TWU, continue to be covered by the terms of a collective agreement that expired in December 2000 and was further extended by agreement to December 2002.

* Approximately 17 former QuebecTel Mobilite professional and supervisory employees represented by the Syndicat des Agents de Maitrise de TELUS and who are covered by the terms of a collective agreement that expires on March 31, 2007.

Until new collective agreements are concluded, the terms and conditions of each of the above expired collective agreements continue to apply to the applicable bargaining units.

CAPITAL ASSETS AND GOODWILL

As at December 31, 2004, the total investment of TELUS in capital assets and goodwill was recorded at a net book value of $14.3 billion on a consolidated basis.

Capital assets and goodwill

The principal capital assets of TELUS consist of telecommunications property, plant and equipment and intangible assets and do not lend themselves to description by exact location. As at December 31, 2004, the total investment of TELUS in capital assets was recorded at a net book value of $11.2 billion on a consolidated basis. Such assets, located principally in Alberta, B.C., Ontario and Quebec, include network facilities, relay and transmission towers, switching equipment, terminal devices, computers, motor vehicles, tools and test equipment, furniture, office equipment and intangible assets. Spectrum licenses, which had a net book value of $3.0 billion as at December 31, 2004, comprise the majority of identifiable intangible assets.

With the exception of terminal devices located at customer premises, most of the Company's communications plant and equipment are located on land owned or leased, or on rights-of-way obtained, by TELUS.

The properties of TELUS include: (i) office space; (ii) work centres for field service and materials management personnel; and (iii) space for exchange, toll and mobile radio equipment. A small number of buildings are constructed on leasehold land and the majority of the relay stations for TELUS Mobility's public service radio-telephone network are situated on lands held under leases or licenses for varying terms. The network facilities of TELUS are constructed under or along streets or highways pursuant to rights-of-way granted by the owners of land including municipalities and on land owned by the Crown or on freehold land owned by TELUS. Other communications property, plant and equipment consist of plant under construction and materials and supplies used for construction and repair purposes. Identifiable intangible assets include wireless spectrum licenses, subscriber base and computer software.

TELUS monitors its operations for compliance with applicable environmental requirements and standards, and implements preventative and remedial actions as required. TELUS' business of telecommunications services does not generate significant waste products that would be considered hazardous. For these reasons, remedial action has not been significant to the ongoing operations and expenditures of TELUS. As at December 31, 2004, goodwill had a net book value of $3.1 billion. Goodwill represents the excess of cost of acquired businesses over the fair value attributed to the net identifiable assets.

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

The Company's annual review of impairment for intangible assets with indefinite lives and goodwill is conducted in December of each year. No impairment was recorded as a result of the December 2003 or 2004 review.

RISK FACTORS

Management's discussion and analysis -- Section 10 risks and uncertainties is hereby incorporated by reference. Management's disussion and analysis is available at www.sedar.com.


ALLIANCES

Verizon's Sale of TELUS Equity

Pursuant to the Long-Term Relationship Agreement between TELUS and certain Verizon corporations dated January 31, 1999 (the "Long Term Relationship Agreement"), Verizon was prohibited from selling its equity interest in TELUS to below 19.9 per cent without the approval of the independent directors of TELUS. On November 30, 2004, TELUS and Verizon announced that they have entered into an agreement pursuant to which TELUS' independent directors agreed to accommodate Verizon's sale of all of its equity interest in TELUS, being 48,551,972 Common Shares and 24,942,368 Non-Voting Shares held indirectly through a subsidiary (the "Verizon Sale"), on certain conditions set out in that agreement. Under that agreement, Verizon paid to TELUS U.S. $125 million. The Long Term Relationship Agreement was terminated on December 14, 2004 on the completion of the Verizon Sale. Concurrently, the two Verizon executives who sat on the Board of Directors of TELUS resigned.

Verizon software and related technology and services

Concurrently with the Verizon Sale, Verizon and TELUS adjusted their business relationships to reflect changes in their business requirements since the alliance was first established. A number of business agreements (including the agreements described in this section) between Verizon and TELUS or their subsidiaries were amended or terminated.

Verizon adopted, with certain changes, the February 1, 1999 agreement (the "GTE Agreement") made between TELUS and a predecessor to Verizon, GTE Corporation, with respect to certain GTE intellectual property rights and services. The agreement between TELUS and Verizon (the "Verizon Agreement") was made effective January 1, 2001 and contains provisions which, subject to existing third party rights and certain other exceptions and conditions, give TELUS and its affiliates certain rights to purchase exclusive licences of Verizon software and other technology, trademarks and service marks as specified by TELUS, and to use exclusively the remaining Verizon software and other technology, trademarks and service marks, in each instance in connection with the provision of Telecommunications Services (as defined in the Verizon Agreement) in Canada. Telecommunications Services do not include the provision of content for broadcasting, video, cable or Internet services, or the sale, publication or provision of directories. If Verizon proposes to transfer all or a substantial portion of the software and other technology underlying the intellectual property rights sold or licensed to TELUS to a third party unrelated to Verizon, and the transferred software and other technology were in fact used in the U.S. (excluding Puerto Rico) or Canada by Verizon at the time of transfer, Verizon must use commercially reasonable efforts to obtain for TELUS substantially the same rights obtained by Verizon to use all upgrades, enhancements, additions and modifications to the transferred software and other technology developed by the third party transferee. As amended on December 14, 2004, TELUS retains the exclusive licenses in Canada to specified Verizon trademarks, and software and technology where such licenses were purchased or such trademarks, software and technology were used by TELUS prior to the closing of the Verizon Sale, together with certain collateral rights associated therewith granted under the Verizon Agreement, but not to any other Verizon trademarks or software and technology. TELUS also has relinquished certain purchasing rights. Verizon is required to continue to provide upgrade and support on the retained software and technology.

Verizon's obligation to provide intellectual property rights, or any other right, service or product called for in the Verizon Agreement is subject to compliance with U.S. regulatory requirements by Verizon and its affiliates.

The Verizon Agreement requires Verizon to provide certain functional and consulting services to TELUS as requested by TELUS. As amended on December 14, 2004, TELUS has the right to require Verizon to provide such services under commercial terms with respect to those software and technology and their upgrades that are licensed to TELUS. The parties have also agreed, subject to existing obligations, to use reasonable efforts to provide services and products that are seamless with each other and each has agreed to use reasonable efforts to purchase for itself and its customers the Telecommunications Services of the other party in that party's territory. As amended on December 14, 2004, the two companies will use each other's cross-border services where capabilities and customer requirements permit. The Verizon Agreement also contains certain joint marketing and non-competition provisions, which do not apply to Verizon Wireless or TELUS Mobility. As at December 14, 2004, TELUS was released from its obligation not to compete against Verizon in the U.S., and the exceptions to the remaining non-competition obligations were in some cases clarified or modified.

The Verizon Agreement applies to Verizon and its American and Canadian affiliates, but specifically excludes Verizon Wireless. Independent of the Verizon Agreement, TELUS Mobility and Verizon Wireless have negotiated and implemented mutually beneficial changes to their reciprocal roaming arrangements. On November 29, 2004, TELUS Mobility and Verizon Wireless expanded their roaming agreements under a consolidated long-term roaming agreement to improve each other's ability to provide more consistent and comprehensive roaming services to each other's customers.

The initial term of the Verizon Agreement was for one year ending December 31, 2001. The term is renewable annually for successive one-year periods at TELUS' sole discretion with a last renewal right for a term ending December 31, 2008. Any renewal beyond December 31, 2008 requires the mutual agreement of the parties. In the event of termination, there will be in most instances a two-year transition period and TELUS will have a licence to use the then current software and other technology on a non-exclusive basis, allowing TELUS to properly manage the transition to new technology. TELUS has renewed the Verizon Agreement for 2005, and as at December 14, 2004, the term of the agreement was further extended to December 31, 2008 without any transition period.

The Verizon Agreement provides for the following annual payments to be made by TELUS (including both licence purchase prices and fees to be paid for all other property rights and services provided or granted to TELUS under the Verizon Agreement): U.S. $155 million during the initial term (2001), U.S. $100 million in the first renewal term (2002), U.S. $20 million in 2003 and in each subsequent annual renewal term up to December 31, 2008. As amended on December 14, 2004, annual payments in the aggregate of U.S. $82 million for the years 2005 to 2008 were reduced to an aggregate amount of only U.S. $4 for that time period.

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

On November 9, 2004 Verizon announced that it had completed a transaction to sell VIS, operating under the name SuperPages Canada, to Advertising Directory Solutions Holdings Inc., an affiliate of Bain Capital. On December 16, 2004, SuperPages Canada announced that it is discontinuing the publication of directories outside of TELUS' ILEC territories. On March 7, 2005, Yellow Pages Group, through Yellow Pages Income Fund announced that it had entered into an agreement to buy Advertising Directory Solutions Holdings Inc. from an affiliate of Bain Capital.

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


LEGAL PROCEEDINGS

On May 8, 1998, an action was commenced against BC TEL (now TCI) by certain holders of the $117.75 million principal amount of First Mortgage Bonds, 11.35 per cent Series AL (the "Bonds") which were redeemed by BC TEL on December 30, 1997. The action alleged that the Bonds were improperly redeemed and claimed damages as a result thereof. TELUS successfully defended the action, which was dismissed by the Ontario Superior Court of Justice in January 2003. The plaintiffs appealed that decision to the Ontario Court of Appeal, and the appeal was heard in December, 2004. The Court of Appeal has reserved judgment.

On December 16, 1994, the TWU filed a complaint against BC TEL with the Canadian Human Rights Commission (the "CHRC"), alleging that wage differences between unionized male and female employees in British Columbia were contrary to the equal pay for work of equal value provisions in the Canadian Human Rights Act. In December 1998, the CHRC advised it would commence an investigation of the TWU complaint. In February 2003, the Commission offered to mediate a settlement of the complaint, but the Company declined the offer. The Commission referred the complaint to conciliation under the Canadian Human Rights Act and appointed a conciliator to assist in settling the complaint. The complaint was not resolved through conciliation and the matter was referred back to the Commission. Under the terms of the referral back to the Commission, the complaint may be dismissed, subject to further investigation or placed before a tribunal for adjudication.TELUS believes that it has good defences to the TWU's complaint and has taken the position that it should be dismissed.

In January 2002, TELUS became aware of two statements of claim filed in the Alberta Court of Queen's Bench on December 31, 2001 and January 2, 2002 by plaintiffs alleging to be either members or business agents of the TWU. In one action, the three plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan ("TCPP"), and in the other action, the two plaintiffs allege to be suing on behalf of all current or future beneficiaries of the TELUS Edmonton Pension Plan ("TEPP"). The statement of claim in the TCPP-related action named TELUS, certain of its affiliates and certain present and former trustees of the TCPP as defendants, and claims damages in the sum of $445 million. The statement of claim in the TEPP-related action named TELUS, certain of its affiliates and certain individuals who are alleged to be trustees of the TEPP and claims damages in the sum of $15.5 million. On February 19, 2002, TELUS filed statements of defence to both actions and also filed notices of motion for certain relief, including an order striking out the actions as representative or class actions. On May 17, 2002, the statements of claim were amended by the plaintiffs and include allegations, inter alia, that benefits provided under the TCPP and TEPP are less advantageous than the benefits provided under the respective former pension plans, contrary to applicable legislation, that insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted. TELUS filed statements of defence to the amended statements of claim on June 3, 2002. While the likelihood of the actions being determined adversely against TELUS is still being evaluated, TELUS believes it has good defences to the actions.

A class action was brought August 9, 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. Similar proceedings have been filed by or on behalf of plaintiffs' counsel in other provincial jurisdictions, but plaintiffs' counsel has formally undertaken not to advance them until the Saskatchewan action has been decided. The class has not been certified. The Company believes it has good defences to the action.


FOREIGN OWNERSHIP RESTRICTIONS

Each of TCI and TELUS Mobility (the "Canadian Carriers") is required by the Telecommunications Act (Canada) (the "Telecommunications Act") and the regulations thereunder to be a Canadian-owned and controlled corporation incorporated or continued under the laws of Canada or a province of Canada, or, in the case of the TELUS Mobility partnership, each of the partners must meet these requirements. Substantially the same rules apply to TELUS Mobility as a partnership under the Radiocommunication Act (Canada) (the "Radiocommunication Act") and to TCI as a Broadcasting Distribution Undertaking pursuant to the Direction to the CRTC (Ineligibility of Non-Canadians) given under the Broadcasting Act (Canada) (the "Broadcasting Act"). Each of the Canadian Carriers is considered, under the Telecommunications Act, to be Canadian-owned and controlled as long as: (a) not less than 80 per cent of the members of its board of directors are individual Canadians; (b) Canadians beneficially own not less than 80 per cent of its issued and outstanding voting shares; and (c) it is not otherwise controlled in fact by persons who are not Canadians. TELUS intends that each will remain controlled by TELUS and that it will ensure that each remains "Canadian" for the purposes of these ownership requirements.

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

To ensure that TELUS remains Canadian and that any subsidiary of TELUS is and continues to be eligible to operate as a telecommunications common carrier under the Telecommunications Act, to be issued radio authorizations or radio licences as a radiocommunications carrier under the Radiocommunication Act, provisions substantially similar to the foregoing have been incorporated into TELUS' Articles permitting the directors to make determinations to effect any of the foregoing actions.

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

The Telecommunications Act gives the CRTC the power to forbear from regulating certain services or classes of services if it finds that the service or class of service is subject to a degree of competition which is sufficient to protect the interests of customers. In December 1996, the CRTC confirmed an earlier decision to forbear from regulating TELUS Mobility's entire portfolio of wireless and paging services; some of these services continue to be subject to CRTC regulation for certain matters, including network access and interconnection issues. The CRTC has also forborne from regulation of a number of wireline services, including interexchange voice services, wide area network services and retail Internet services. Wireline services are in general subject to a much greater degree of regulation than wireless services.

The major categories of telecommunications services provided by TCI that are subject to rate regulation or have been forborne from rate regulation are as follows:

      Regulated services                          Forborne services
                                           (not subject to rate regulation)

* Residential wireline services in         * Non-incumbent local exchange
  incumbent local exchange carrier           carrier services
  regions                                  * Long distance services
* Business wireline services in            * Internet services
  incumbent local exchange carrier         * International telecommunication
  regions                                    services (1)
* Competitor services                      * Interexchange private line
* Public telephone services                  services
                                           * Certain data services
                                           * Cellular, enhanced specialized
                                             mobile radio digital and personal
                                             communications services digital
                                           * Other wireless services,
                                             including paging
                                           * Sale of customer premises
                                             equipment

(1) Forborne on routes where one or more competitors are offering or providing service at DS-3 or greater bandwidth.

In February 2005, the federal government announced its intention to initiate a review of Canada's telecommunications policy and regulatory framework. A review panel will be appointed, reporting to the Minister of Industry, and asked to provide recommendations by the end of 2005 on how to modernize Canada's telecommunications framework in order to benefit Canadian industry and consumers.

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

TCI is subject to regulation as an ILEC in Alberta and B.C., and those areas in eastern Quebec that are served by TELUS Quebec in its incumbent serving territory. On July 31, 2002, the CRTC issued Decision 2002-43 adopting the first price cap regulatory regime for TELUS Communications (Quebec) similar to the manner adopted in Decision 2002-34 for the larger ILECs. Local competition in the incumbent operating territory of TELUS Quebec was allowed in September 2002 following Telecom Order CRTC 2001-761.

In other areas of Canada, TELUS operates as a CLEC. TELUS has received regulatory approval to operate as a CLEC in Brampton, Burlington, Chatham, Cooksville, Guelph, Hamilton, Kanata, Kingston, Kitchener, London, Malton-Mississauga, Oshawa, Ottawa-Hull, St. Catherines, Thornhill, Toronto, Unionville, and Windsor in Ontario and in other cities in the province of Quebec such as Boucherville, Chicoutimi, Chomedey, Drummondville, Le Gardeur, Lac-Megantic, Levis, Longueuil, Montreal, Pont-Viau, Quebec City, Riviere-du-Loup, Saint-Hyacinthe, Sainte-Therese, Sherbrooke, and Trois-Rivieres.

Price cap regulation

Price cap regulation applies to a basket of local services provided by ILECs. On May 30, 2002, the CRTC issued Decision 2002-34 and established a second four-year price cap period. The CRTC modified the price cap basket structure and established multiple baskets for price capped services. In the initial four-year price cap period, there was one overall price cap basket and three sub-baskets. The current price cap basket structure has seven separate baskets for residential services in non high-cost service areas, residential services in high-cost service areas, business services, other capped services, competitor services, services with frozen rates and payphones. While TELUS has a degree of flexibility to raise and lower rates in response to market pressures, prices within baskets are capped using a formula that depends on the relationship between the inflation rate as measured by the chain-weighted Gross Domestic Product Price Index and an estimate of the telephone companies' productivity gains, which the CRTC has set at 3.5 per cent for each of the four years of the current price cap regime, irrespective of the unique operating conditions of each telephone company. On average, rates for basic residential services should not increase unless inflation goes above 3.5 per cent whereas business services rates are allowed to increase by the annual inflation rate. The rates for payphone services will remain at current levels until the CRTC reviews payphone service policy issues. See note 3(b) to the audited Consolidated financial statements, for the year ended December 31, 2004, which are available at WWW.sedar.com.

TELUS Quebec became subject to price cap regulation in 2002, after previously being regulated on a rate of return basis. In Decision 2002-43, issued on July 31, 2002, the CRTC established a regulatory framework for TELUS Quebec that is directly comparable to the price cap regime set out in Decision 2002-34 for the large ILECs.

Local competition framework

The regulatory framework for local services competition has a number of components, the more important of which are summarized below.

Unbundling of Essential Facilities. In 1997, in an effort to foster facilities-based competition in the provision of telecommunications services the CRTC determined in Decision 97-8 that ILECs must make certain "essential or near-essential facilities" available to CLECs, at rates based on the ILEC's incremental cost plus an approved mark-up. The CRTC has defined essential facilities as facilities which are monopoly controlled, required by competitors as an input to provide services and which cannot be economically or technically duplicated by competitors (which should include central office codes, subscriber listings and certain local loops in high-cost service areas). Initially, for a five-year period, the ILECs were required to provide certain non-essential facilities, which the CRTC deemed to be near essential, such as local loop facilities in low cost areas and transiting arrangements, at prices determined as if they were essential facilities. In Order CRTC 2001-184, the CRTC extended the period of time during which near-essential facilities in low-cost areas must be made available to competitors at mandated rates. This obligation on the part of the ILECs will continue until such time as the market for near essential loops and transiting arrangements is competitive.

Competitor Services. On February 3, 2005, the CRTC issued Competitor Digital Network Services, Decision 2005-6, and expanded the services and facilities that the ILECs are required to make available to competitors and wireless service providers to include digital network access ("DNA") intra-exchange, central office channelization and non-forborne metropolitan inter-exchange facilities. Prior to Decision 2005-6, Competitor Digital Network ("CDN) Services only included the Access and Link components of DNA. To mitigate the revenue loss resulting from the introduction of CDN Services, the CRTC has allowed the ILECs to draw down their deferral accounts by an amount equal to the initial revenue reduction.

Traffic termination arrangements. A "bill and keep" mechanism, which applies to traffic that is interchanged between local service carriers, was expanded to include both local and toll traffic in Decision 2004-46. Additionally, exchanges have been consolidated to form local interconnection regions. Under the bill and keep mechanism, all local services carriers terminate each other's traffic within the local interconnection region, but do not specifically compensate each other for the traffic termination functions that they perform. Where the exchange of traffic between local exchange carriers is not balanced, a local carrier is compensated for terminating traffic in accordance with a mutual per-minute traffic termination scheme based on CRTC-approved cost based tariffs.

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

Contribution and portable subsidies. The cost to local exchange carriers of providing the basic level of residential services in high cost serving areas (as required by the CRTC) is higher than the amounts the CRTC allows the local exchange carriers to charge for the level of service. Accordingly, the CRTC collects contribution payments from all Canadian telecommunication service providers (including voice, data and wireless service providers) that are then disbursed as portable subsidy payments to subsidize the costs of providing residential telephone services in these high cost serving areas. The portable subsidy payments are paid based upon a total subsidy requirement calculated on a per line/per band subsidy rate. The CRTC currently determines, at a national level, the total contribution requirement necessary to pay the portable subsidies and then collects contribution payments from the Canadian telecommunication service providers, calculated as a percentage of their telecommunication service revenue. Internet, paging and terminal equipment revenues are exempt from the revenue charge. In December 2004, the CRTC finalized the contribution revenue percentage charge for 2004 at 1.1 per cent and set an interim rate for 2005 at 1.1 per cent as well (see "Management's Discussion and Analysis - Risks and Uncertainties - Section 10.7 Regulatory - Price cap regulation").

The portable subsidy mechanism provides a portable subsidy for every residential local customer in high-cost service areas served by an ILEC. The portable subsidy amounts for each high-cost band in the serving territories of the large ILECs are updated annually by the CRTC.

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

Building access. In June 2003 the CRTC issued Decision 2003-45 which, set out the principles for access by all local telephone companies to equipment and wiring in multi-dwelling units. The decision reduced considerably the uncertainty TELUS faced in gaining access to such buildings. From a financial perspective, the decision reduced TELUS' exposure to potentially significant increased costs of building access. In November 2003 an association representing building owners was granted leave to appeal Decision 2003-45 to the Federal Court of Appeal. However, the Federal Court dismissed this appeal in June, 2004.

Pricing safeguard review. The CRTC has initiated a proceeding to review pricing safeguards and is proposing modifications to the service bundle pricing rules as well as the introduction of a new pricing safeguard for volume and term contracts for retail tariffed services. The CRTC is also proposing to modify the imputation test that is used when ILECs propose rate decreases. If the CRTC implements the proposed changes to the pricing safeguards, ILECs will have less pricing flexibility and TELUS expects its ability to respond to competitive pressures to be constrained. The CRTC is expected to render its decision in this proceeding by mid 2005.

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

The Minister of Industry has the authority to suspend or revoke radio spectrum licences if the licence holder has contravened the Radiocommunication Act, regulations or terms and conditions of its licence and after giving the holder of the licence a reasonable opportunity to make representations. Licence revocation is rare; licences are usually renewed upon expiration (see "Management's Discussion and Analysis - Risks and Uncertainties - Section 10.7 Regulatory - "Radiocommunications licences regulated by Industry Canada" and "Foreign ownership restrictions").

Radio spectrum licences

TELUS Mobility holds radio spectrum licences and authorizations for a variety of wireless services and applications, both mobile and fixed. TELUS Mobility holds significant 1.9 GHz PCS spectrum throughout Canada, is the leading holder of 800 MHz SMR/ESMR spectrum in all of the major Canadian markets, and holds 25 MHz of cellular 800 MHz spectrum in Alberta, B.C. and eastern Quebec. In addition, TELUS Mobility holds various radio spectrum licences for paging services, analogue two-way radio services, and legacy mobile-telephone and other miscellaneous wireless services.

PCS/cellular. Including the acquisition of TELUS Quebec, but before the 2001 PCS spectrum auction and the acquisition of Clearnet Communications, TELUS Mobility held authorizations for 10 MHz of 1.9 GHz PCS spectrum and 25 MHz of cellular spectrum in Alberta, B.C. and eastern Quebec. With the acquisition of Clearnet, TELUS acquired an additional 30 MHz national PCS licence, but was required to return 20 MHz of PCS spectrum in Alberta, B.C. and the TELUS Quebec territory to Industry Canada to comply with Industry Canada's spectrum cap limitation (which was subsequently eliminated altogether in 2004). In the PCS spectrum auction held in early 2001, TELUS Mobility obtained 10 MHz of additional PCS spectrum in the Industry Canada defined tier 2 licence areas of Nova Scotia and Prince Edward Island, southern Quebec, eastern Ontario, southern Ontario and Manitoba (see "Management's Discussion and Analysis - Risks and Uncertainties - Section 10.7 Regulatory - Foreign ownership restrictions").

SMR/ESMR. TELUS Mobility offers its unique digital Mike ESMR service in all major Canadian markets using 800 MHz SMR/ESMR spectrum. TELUS Mobility holds varying amounts of SMR/ESMR spectrum in different areas of Canada, but has in excess of 10 MHz of ESMR spectrum available to it in each of the major Canadian market areas.

Other. TELUS Mobility provides one-way messaging service (alpha-numeric and numeric paging) regionally and nationally with spectrum in the 150 and 931 MHz range in Alberta, B.C., the TELUS Quebec region of the province of Quebec and via roaming arrangements. TELUS Mobility currently operates a variety of other two-way radio services across the country in various spectrum bands. TELUS also operates the Autotel mobile telephone service in B.C. in the 150 MHz band and a number of microwave transmission links. TELUS acquired a number of fixed wireless access spectrum licences in the 2.3 and 3.5 GHz bands in auctions held in 2004 and 2005.


Licence terms and renewals. Currently, spectrum licences in Canada for PCS and cellular spectrum are renewed every five years. TELUS Mobility's PCS and cellular spectrum licenses were renewed effective April 2001 (see "Management's Discussion and Analysis - Risk and Uncertainties - Section 10.7 Regulatory - Radiocommunications licences regulated by Industry Canada" and "Foreign Ownership Restrictions"). The spectrum licences for the auctioned 24/38 GHz, 2.3/3.5 GHz and PCS spectrum have a ten-year term from the date of issuance. Most other radiocommunications spectrum licences are renewed annually (see "Management's Discussion and Analysis - Risks and Uncertainties - Section 10.7 Regulatory - Radiocommunication licences regulated by Industry Canada").

Wireless Number Portability. In February 2005, the federal government announced its intention to ask the CRTC to introduce number portability for the wireless industry. Wireless number portability would enable consumers to retain their telephone number when switching between wireless service providers.

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

In its non-ILEC territories, TELUS' major competitors on local access are the incumbent carriers. In most cases these competitors are subsidiaries or affiliates of BCE Inc. ("BCE"). In its ILEC territories, TELUS' local access competitors include Allstream Inc. (a subsidiary of Manitoba Telecom Services Inc.), Call-Net Enterprises Inc. and BCE, as well as a number of other smaller carriers. Certain of these competitors have built extensive local fibre optic networks in TELUS' traditional service territories. These competitors are increasingly integrating or bundling services in order to provide both discounted and more extensive service offerings to customers. Also, wireless service providers offer services and rate plans that are intended to compete directly with ILEC local services.

In the last year a number of new Internet based competitors have entered the market for local and long distance voice services. These competitors utilize voice over internet protocol (VoIP) technology to offer customers phone service over an existing Internet connection. VoIP technology has and is expected to continue to support the entry cable TV competitors into the voice market in selected ILEC markets in 2005. At present VoIP competitors are largely free from regulatory burden, offering them significant flexibility in competing against an ILEC such as TELUS. Competition from VoIP competitors is expected to intensify in 2005 and in coming years (see "Management's Discussion and Analysis - Risks and Uncertainties - Section 10.1 - Competition - Voice over Internet protocol" and "Section 10.7 Regulatory - Voice over Internet protocol").

As well, competitors of TELUS acquired licenses for fixed wireless radio spectrum in both ILEC and non-ILEC regions during the recent Industry Canada auctions. This spectrum could be utilized to provide an alternative local access network for voice and data services.

      Long distance

Subsidiaries of TELUS have experienced long distance competition since 1993. Significant competitors in long distance services include Sprint Canada, Allstream, Primus Telecommunications Canada and BCE. In addition, there are a number of smaller competitors in niches such as dial-around plans and calling card services. Competitors have attempted to gain market share through various methods, including acquisitions, business alliances, construction of alternative network facilities, price reductions and repackaging of service offerings.

As VoIP and other non-traditional competitors, such as cable TV and software companies, enter the market for local services they may also become viable competitors in long distance voice services. At this time these competitors have negligible market share.

Competitors, other than the ILECs, are not required to file tariffs for review and approval by the CRTC. As such, they continue to have a regulated competitive advantage over ILECs, who must file rates with the CRTC when bundling forborne services (toll services) with tariffed services.

      Data and Internet

TELUS Communications is an Internet service provider in Alberta, B.C., and in parts of Ontario and Quebec. TELUS Communications had approximately 971,300 Internet consumer and business subscribers as of December 31, 2004 (881,400 as of December 31, 2003), including 689,700 ADSL subscribers (561,600 on December 31, 2003).

In the residential sector and, to a lesser extent, the business sector, cable TV companies are also providing high-speed Internet access and represent significant competition to the ILECs. The cable TV companies who compete with TELUS in the provisioning of high-speed Internet services to consumers had approximately 60% per cent market share in Alberta and British Columbia as at December 31, 2004 (down from approximately 62 per cent one year earlier)

For higher bandwidth and other data services to businesses nationally, TELUS competes with a number of companies including BCE and Allstream. Systems integrators such as IBM Canada and EDS also represent a competitive threat as they compete with TELUS not only in IT services but also in the provision of data and voice network management and network integration services to businesses.

TELUS Mobility - wireless business segment

      Wireless services

TELUS Mobility offers wireless voice and data services to consumers and businesses nationally on both the ESMR (branded Mike) and the PCS/cellular networks, and competes in the prepaid and postpaid markets. The primary competitors with TELUS Mobility are Bell Mobility and Rogers Wireless, both of which have national networks and a broad offering of wireless services for consumers and businesses. During 2004 the fourth national competitor, Microcell Telecommunications, was acquired by Rogers Wireless. The Virgin Group launched commercial service in 2005, providing wireless services on a resale basis from Bell Mobility.

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

In 2002, TCI applied to the CRTC for a programming undertaking licence to provide VOD service. This license would allow TCI to offer real-time video-on-demand ("VOD") service as part of its proposed broadcasting distribution licence. On September 9, 2003, the CRTC approved the application by TCI to provide its VOD service on a national basis.

On September 1, 2004, TCI applied to the CRTC for a broadcasting distribution undertaking licence to provide cable service to certain communities within TELUS' serving area in Quebec. The CRTC has yet to rule on the application


DIVIDENDS DECLARED

The dividends per Common Share and Non-Voting Share declared with respect to each quarter by TELUS, during the three-year period ended December 31, 2004, are shown below.

Quarter ended (1)                                               2004                    2003                    2002
---------------------------------------------------------------------------------------------------------------------------------
March 31                                                        $0.15                   $0.15                   $0.15
June 30                                                         $0.15                   $0.15                   $0.15
September 30                                                    $0.15                   $0.15                   $0.15
December 31                                                     $0.20                   $0.15                   $0.15

(1)   Paid on the first business day of the next month.

TELUS' Board of Directors reviews its dividend guidelines quarterly. On October 29, 2004, TELUS announced that it was increasing its dividend to $0.20 per share on the issued and outstanding Common and Non-Voting Shares. The TELUS Board also announced that consistent with a dividend growth approach, it established a forward-looking dividend payout ratio guideline of 45 to 55% of net earnings. TELUS' quarterly dividend guidelines will depend on an ongoing assessment of free cash flow generation and financial indicators including leverage, dividend yield and payout ratio.

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

First Preferred shares

The First Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions which the board of directors of TELUS determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS. No series of First Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares. Except as required by law, the TELUS holders of the First Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the members of TELUS. The First Preferred shares rank prior to the Second Preferred shares, Common Shares and Non-Voting Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

Second Preferred shares

The Second Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions, which the board of directors of TELUS determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS. No series of Second Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares. Except as required by law, the holders of the Second Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the members of TELUS. The Second Preferred shares rank, subject to the prior rights of the holders of the First Preferred shares, prior to the Common Shares and Non-Voting Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

TELUS Rights Plan

TELUS adopted a shareholder rights plan (the "Rights Plan") in March 2000 and issued one right (a "Series A Right") in respect of each Common Share outstanding as at such date and issued one right (a "Series B Right") in respect of each Non-Voting Share outstanding as of such date. The Rights Plan has a term of 10 years subject to shareholder confirmation every three years. The Rights Plan was amended and confirmed as amended by the shareholders in 2003 and as currently stated will again require confirmation in 2006. Each Series B Right, other than those held by an Acquiring Person (as defined in the Rights Plan) and certain of its related parties, entitles the holder in certain circumstances following the acquisition by an Acquiring Person of 34.2 per cent or more of the voting shares of TELUS (otherwise than through the "Permitted Bid" requirements of the Rights Plan) to purchase from TELUS $320 worth of Non-Voting Shares for $160 (i.e., at a 50 per cent discount).

RATINGS

Ratings information contained in Management's Discussion and Analysis --
section 7.7 Credit Ratings is hereby incorporated by reference.
Management's Disussion and Analysis is available at www.sedar.com.

DIRECTORS AND OFFICERS

Directors

The names, municipalities of residence, principal occupations of the directors of TELUS and the date the person became a director of TELUS are as set out below. Currently, there are 11 directors on the TELUS Board.



Directors of TELUS
Name and municipality                        Director
of residence                                 since (1)            Principal occupation
--------------------------------------------------------------------------------------------------------------

R.H. (Dick) Auchinleck(3)(4)                  2003                Corporate Director
Calgary, Alberta

A. Charles Baillie(2)                         2003                Corporate Director
Toronto, Ontario

Micheline Bouchard(2)                         2004                President and Chief Executive Officer,
Montreal, Quebec                                                  ART Advanced Research Technologies
                                                                  (biomedical company)

R. John Butler  (4)(5-Chair)                  1995                Counsel, Bryan & Company
Edmonton, Alberta                                                 (law firm)

Brian A. Canfield (5)                         1993                Chair,
Point Roberts, Washington                                         TELUS Corporation

Darren Entwistle                              2000                President and Chief Executive Officer,
Vancouver, B.C.                                                   TELUS Corporation

Ruston E.T. Goepel(2)                         2004                Senior Vice President, Raymond James
Vancouver, B.C.                                                   Financial Ltd. (investment firm)

John S. Lacey (3-Chair)(4)                    2000                Chairman, Alderwoods Group, Inc.
Toronto, Ontario                                                  (funeral home operator)

Brian F. MacNeill (2 - Chair)                 2001                Chairman, Petro Canada
Calgary, Alberta                                                  (oil and gas company)

Ronald P. Triffo (4 - Chair)(5)               1995                Chairman, Stantec Inc.
Edmonton, Alberta                                                 (engineering company)

Donald Woodley (3)(5)                         1998                President,
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


All of the directors of TELUS have held the principal occupations set forth above or executive positions with the same companies or firms referred to, or with affiliates or predecessors thereof, for the past five years except as follows: Dick Auchinleck was employed by Gulf Canada for 25 years, retiring in 2001 as President and Chief Executive Officer of Gulf Canada Resources after the sale of the company to Conoco Inc.; Charles Baillie was Chairman and Chief Executive Officer of the Toronto-Dominion Bank from 1998 until 2003; Micheline Bouchard was Corporate Vice-President and General Manager, Enterprise Services Organization of Motorola Inc. in Chicago from 2001 to 2002 and Corporate Vice-President and then President and Chief Executive Officer of Motorola Canada Inc. from 1998 to 2000; Darren Entwistle was President, Global Services of Cable & Wireless, UK & Ireland from May 2000 to July 2000, Chief Commercial Officer of Cable & Wireless, UK & Europe, from August 1999 to April 2000, Managing Director, Business of Cable & Wireless, Communications plc. from May 1997 to August 1999, Merger Director, Cable & Wireless plc. prior to May 1997; Brian F. MacNeill was President and Chief Executive Officer of Enbridge Inc. prior to January 2001; and Rusty Goepel was Deputy Chairman of Goepel McDermid Inc. (subsequently acquired by Raymond James Financial Ltd.) prior to 2001.

Officers

The name, municipality of residence and present and principal occupations of each of the officers of TELUS, as of March 1, 2005, are as follows:



Officers of TELUS
Name and municipality of residence                Position held with TELUS
------------------------------------------------------------------------------------------------

Brian A. Canfield                                 Chair,
Point Roberts, Washington                         TELUS Corporation

Darren Entwistle                                  President and Chief Executive Officer,
Vancouver, B.C.                                   TELUS Corporation

George A. Cope                                    Executive Vice President and
Toronto, Ontario                                  President and Chief Executive Officer,
                                                  TELUS Mobility

Robert S. Gardner                                 Vice President and Treasurer
Vancouver, B.C.

Joseph R. Grech                                   Executive Vice President, Technology and
Vancouver, B.C.                                   Operations

Audrey T. Ho                                      Vice President, Legal Services, General Counsel
Vancouver, B.C.                                   and Corporate Secretary

Robert G. McFarlane                               Executive Vice President and Chief Financial
Vancouver, B.C.                                   Officer

Joe M. Natale                                     Executive Vice President and President,
Toronto, Ontario                                  Business Solutions

Wade Oosterman,                                   Executive Vice President and Chief Marketing
Toronto, Ontario                                  Officer

Karen Radford                                     Executive Vice President and President, Partner
Calgary, Alberta                                  Solutions

Hugues St-Pierre                                  Executive Vice President and
Rimouski, Quebec                                  President and Chief Executive Officer,
                                                  TELUS Quebec

Kevin A. Salvadori                                Executive Vice President, Business Transformation
Vancouver, B.C.                                   and Chief Information Officer

Judy A. Shuttleworth                              Executive Vice President,
Surrey, B.C.                                      Human Resources

Janet S. Yale                                     Executive Vice President, Corporate Affairs
Ottawa, Ontario



All of the officers above have been engaged for the past five years in the specified present principal occupations or in other executive capacities with TELUS, its subsidiaries, affiliates or predecessors thereof, except as described above and as follows: Joseph R. Grech held various executive positions with Cable & Wireless plc., the last of which was the President, Global Carrier Services of Cable & Wireless plc., from October 1999 to June 2000; Janet Yale was President and Chief Executive Officer of the Canadian Cable Television Association from 1999 until she joined TELUS in 2003; Karen Radford was VP, Technology and Operations from 2000 to 2004 when she was promoted to her current position; and Audrey Ho was Associate General Counsel from 2000 to 2002 when she became Vice President, Legal Services. She assumed the role of General Counsel in 2003 and Corporate Secretary in May 2004.

TELUS shares held by directors and officers

As at March 1, 2005, the directors and executive officers of TELUS, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 94,364 Common Shares, which represented approximately 0.05 per cent of the outstanding Common Shares and 808,835 Non-Voting Shares, which represented approximately 0.48 per cent of the outstanding Non-Voting Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed, for the ten years ended December 31, 2004, TELUS is not aware that any current director or officer of TELUS had been a director or officer of another issuer which, while that person was acting in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromises with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. B.A. Canfield was a director of Royal Trust Co. in 1994 when it entered into a plan of arrangement with creditors. In December 1998, J.S. Lacey was asked by a group of shareholders to lead the Loewen restructuring, as Chairman of the Board, a position he held at the time of Loewen's filing under Chapter 11 of the U.S. Bankruptcy Code and the Companies' Creditors Arrangement Act (Canada).

For the ten years ended December 31, 2004, TELUS is not aware that any current director or officer of TELUS had been a director or officer of another issuer which, while that person was acting in that capacity, was the subject of a cease trade or similar order or was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, of the company being the subject of a cease trade or similar order that denied the company relevant access to any exemption under securities legislation for a period of more than 30 consecutive days.

MARKET FOR SECURITIES

TELUS Common Shares and Non-Voting Shares are listed on the Toronto Stock Exchange TSX under "T" and "T.NV" respectively and the TELUS Non-Voting Shares are listed on the New York Stock Exchange under "TU". TELUS 6.75% unsecured subordinate redeemable convertible debentures trade on the Toronto Stock Exchange under "T.DB". Monthly share prices and volumes for 2004 are listed below;

TSX - Common and Non-Voting

Month	                                       High ($)               Low ($)                Volume (000's)
                                            (Common/Non-            (Common/Non-	      Common/Non-
                                               Voting                  Voting           	Voting
---------------------------------------------------------------------------------------------------------------------------------
January	                                     28.52/26.79	     25.16/23.20	     15,684.5/9,114.2
February	                             27.55/25.85	     24.75/22.90	     12,760.4/9,301.9
March	                                     26.55/24.78	     23.03/21.55	     23,782.3/13,085.1
April	                                     24.32/22.50	     22.10/20.55	     13,193.5/15,159.9
May	                                     25.30/23.60	     22.55/20.55	     13,530.7/9,225.3
June	                                     23.44/21.70	     21.26/19.45	     11,529.4/8,433.5
July	                                     25.46/23.50	     20.81/19.21	     12,717.8/5,079.7
August	                                     26.99/25.00	     24.20/22.19	     12,830.9/5,899.0
September	                             27.35/25.26	     25.50/23.50	     10,314.0/5,963.4
October 	                             30.75/28.35	     26.30/24.05	     14,418.1/9,471.2
November	                             34.05/31.71	     30.25/27.65	     18,340.3/22,701.0
December      	                             37.40/36.10	     30.65/28.25	     39,012/37,382.6

TSX - 6.75 unsecured subordinate redeemable convertible debentures

Month	                                      High ($)	              Low ($)                 Volume
---------------------------------------------------------------------------------------------------------------------------------
January	                                          106.94	          103.5	                  39,861
February	                                  106.9	                  104.0	                  26,660
March	                                          109.0	                  104.1	                  29,440
April	                                          105.5	                  103.0	                  59,810
May	                                          104.0	                  100.0	                  42,470
June	                                          103.5	                  102.0	                  24,090
July	                                          105.0	                  102.0	                  60,100
August	                                          104.0	                  102.5	                  28,280
September	                                  106.1	                  102.5	                  26,200
October 	                                  106.5	                  104.0	                  21,750
November	                                  108.9	                  105.5	                  25,030
December	                                  110.0	                  107.5	                  22,820



NYSE - Non-Voting

Month	                                      High ($)	               Low ($)	           Volume (000's)
---------------------------------------------------------------------------------------------------------------------------------
January	                                           20.43	           17.41	             488.1
February	                                   19.40	           17.00	             390.7
March	                                           18.70	           16.25	             657.9
April	                                           17.30	           15.33	             562.6
May	                                           17.15	           14.92	             225.0
June	                                           15.81	           14.22	             247.1
July	                                           17.65	           14.61	             299.2
August	                                           19.24	           16.97	             202.2
September	                                   19.63	           18.50	             346.3
October 	                                   23.10	           19.18	           1,066.5
November	                                   26.70	           22.80	           1,744.7
December	                                   29.43	           24.00	           6,591.2


INTERESTS OF EXPERTS

Deloitte & Touche LLP has audited the Consolidated financial statements of the Company for the year ended December 31, 2004 that are included in the Company's Annual Report filed under National Instrument 51-102 Continuous Disclosure (portions of which are incorporated by reference into this AIF).

AUDIT COMMITTEE

The Audit Committee of the Company supports the Board in fulfilling its oversight responsibilities regarding the integrity of the Company's accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and timeliness of filings with regulatory authorities, the independence and performance of the Company's external and internal auditors, the management of the Company's risk, credit worthiness, treasury plans and financial policy and whistleblower and complaint procedures. A copy of the Audit Committee's Terms of Reference is attached as Appendix A to this annual information form.

The current members of the Audit Committee are Brian F. MacNeill (Chair), A. Charles Baillie, Micheline Bouchard and Ruston Goepel. Each member of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 "Audit Committees" and the Board has determined that Brian MacNeill is an audit committee financial expert. The following lists the relevant education and experience of the members of TELUS' Audit Committee which is relevant to his or her role on the committee.

Brian MacNeill chairs the Audit Committee. He holds a Bachelor of Commerce from Montana State University and has over 35 years of experience in accounting having earned his Certified Public Accounting designation (California) and his Chartered Accountant designation (Canada). In 1995, Mr. MacNeill was made a Fellow of the Chartered Accountants of Alberta. Mr. MacNeill served as Chief Executive Officer of Enbridge Inc. from 1990 until his retirement in 2001. Prior to that, he served as Chief Operating Officer of Enbridge and held numerous financial positions with various Canadian companies.

A. Charles Baillie holds an Honours B.A. from Trinity College, University of Toronto and an M.B.A. from Harvard Business School. Mr. Baillie served as Chairman and Chief Executive Officer of the Toronto-Dominion Bank from 1998 until his retirement in 2003. He is a Fellow of The Institute of Canadian Bankers and has served on the audit committees of four other public companies, including George Weston Limited and Canadian National Railway.

Micheline Bouchard holds a Bachelor of Applied Science (Engineering Physics) and a Master of Applied Science (Electrical Engineering) from Ecole Polytechnique. She has been the Chief Executive Officer of ART Advanced Research Technologies since 2002 and prior to that, she held senior executive positions at both Motorola Inc. and Motorola Canada Limited. Ms. Bouchard has served on seven audit committees, including Sears Canada, Corby Distilleries and Ford Canada, and served as chair for two of them.

Ruston E.T. Goepel holds a Bachelor of Commerce from the University of British Columbia and has over 35 years of experience in the investment industry. He is currently Senior Vice President with Raymond James Financial Ltd. Mr. Goepel has been a director of several public companies, and currently serves as a member of the audit committee of Amerigo Resources Ltd.

Audit, Audit related and non-audit services

All requests for non-prohibited audit, audit related and non-audit services provided by TELUS' External Auditor and its affiliates to TELUS are required to be pre-approved by the Audit Committee of TELUS' Board of Directors. To enable this, TELUS has implemented a process by which all requests for services involving the External Auditor are routed for review by the VP Risk Management and Chief Internal Auditor to validate that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request. If the request passes this review, it is then forwarded to the CFO for further review. Pending the CFO's affirmation, the request is then presented to the Audit Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting. If the timing of the request is urgent, it is provided to the Audit Committee Chair for his review, evaluation and pre-approval or denial on behalf of the Audit Committee (with the full committee's review at the next scheduled quarterly meeting). Throughout the year, the Audit Committee monitors the actual versus approved expenditure for each of the approved requests.

The following table is a summary of billing by Deloitte & Touche, LLP, as auditors of TELUS, during the period from January 1, 2004 to December 31, 2004:


                                  Deloitte & Touche    Deloitte Consulting     Total
Type of work                                                                   Fees         Percentage
---------------------------------------------------------------------------------------------------------------------------------
Audit fees                          $2,102,260                --            $2,102,260          79.5
Audit related Fees                     313,325                --               313,325          11.8
Tax fees                               231,278                --               231,278           8.7
All other fees                           --                   --                 --
---------------------------------------------------------------------------------------------------------------------------------
Total                               $2,646,863                --            $2,646,863          100%
=================================================================================================================================

The following table is a summary of billing by Deloitte & Touche, LLP, as auditors of TELUS, during the period from January 1, 2003 to December 31, 2003:


                                  Deloitte & Touche    Deloitte Consulting     Total
Type of work                                                                   Fees         Percentage
---------------------------------------------------------------------------------------------------------------------------------
Audit fees	                    $1,849,595	              --	    $1,849,595	        35.4
Audit related Fees	               304,298	              --	       304,298	         5.8
Tax fees	                    1,033,204	              --	     1,033,204	        19.8
All other fees	                       13,930	         2,019,960(1)	     2,033,890	        39.0
---------------------------------------------------------------------------------------------------------------------------------
Total	                            $3,201,027	        $2,019,960	    $5,220,987	       100.0

(1) Fees to Deloitte Consulting were paid pursuant to contracts entered into before Deloitte and Touche LLP became the auditors of the Company in 2002, and were for systems integration services.

MATERIAL CONTRACTS

On July 19, 2002, TCI entered into a Purchase and Servicing Agreement with an arm's-length securitization receivables trust which enables TCI to sell an interest in certain of its receivables up to a maximum of $650 million. This revolving period securitization has an initial term ending July 18, 2007. TCI is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service (DBRS), or the purchaser may require the sale program to be wound down. The necessary credit rating was exceeded by two levels at BBB
(high) as of February 16, 2004. The proceeds of securitized receivables were $150 million at December 31, 2004, as compared with $300 million a year earlier. Section 7.6 - Accounts receivable sale of Management's discussion and analysis and Note 10 to the audited Consolidated financial statements of TELUS for the year ended December 31, 2004 are hereby incorporated by reference.

On November 30, 2004, Verizon and the Company entered into an agreement pursuant to which the independent members of the Board of Directors of the Company agreed to accommodate Verizon's desire to divest all of its equity interest in the Company. See page 3 of this annual information form for further details.

TRANSFER AGENTS AND REGISTRARS

The Company's transfer agent and registrar is Computershare Trust Company of Canada. Computershare maintains the Company's registers at 600, 530 - 8th Avenue SW, Calgary, Alberta T2P 3S8.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration, indebtedness and options to purchase securities, is contained in the TELUS information circular dated March 21, 2005 for the annual general meeting to be held on May 4, 2005. Additional financial information, including supplementary quarterly financial data and the audited Consolidated financial statements of TELUS for the year ended December 31, 2004, are set out in the 2004 Annual R"eport.

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

   (ii) one copy of the 2004 annual report of TELUS, including the audited Consolidated financial statements of TELUS for the year ended December 31, 2004; and

   (iii) one copy of the TELUS information circular for its annual and special and class meeting to be held to be held on May 4, 2005; and

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


Appendix A:  Terms of Reference for the Audit Committee

The Board has established an Audit Committee (the "Committee") to assist the Board in fulfilling its oversight responsibilities regarding the integrity of the Company's accounting and financial reporting, the Company's internal controls and disclosure controls, the Company's legal and regulatory compliance, the Company's ethics policy and timeliness of filings with regulatory authorities, the independence and performance of the Company's external and internal auditors, the management of the Company's risks, the Company's credit worthiness, treasury plans and financial policy and the Company's whistleblower and complaint procedures.

1.  MEMBERSHIP

1.1 The Committee will have a minimum of three members, including the chair of the Committee. The Board, following the recommendation of the Corporate Governance Committee, will appoint and remove the members of the Committee by a majority vote. The members will sit on the Committee at the pleasure of the Board.

1.2 The Board, following the recommendation of the Corporate Governance Committee, will appoint the chair of the Committee from the Committee's members by a majority vote. The chair of the Committee will hold such position at the pleasure of the Board.

1.3 All members of the Committee will be Independent Directors.


1.4 All members of the Committee will be financially literate, as defined in accordance with applicable securities laws and standards of the stock exchanges on which the Company's securities are listed.

1.5 At least one member of the Committee will be an audit committee financial expert, as defined in accordance with applicable securities laws, and at least one member of the Committee will have accounting or related financial management expertise, as defined in accordance with applicable securities laws.

2.  MEETINGS

2.1 The Committee will meet at least once each quarter and otherwise as necessary. Any member of the Committee may call meetings of the Committee.

2.2 All directors of the Company, including management directors, may attend meetings of the Committee provided, however, that no director is entitled to vote at such meetings and is not counted as part of the quorum for the Committee if he or she is not a member of the Committee.

2.3 Notwithstanding section 2.2 above, the Committee will, as a regular feature of each regularly scheduled meeting, hold an in-camera session with the external auditors and separately with the internal auditors, without management or management directors present. The Committee may, however, hold other in-camera sessions with such members of management present as the Committee deems appropriate.

2.4 The Corporate Secretary or his or her nominee will act as Secretary to the Committee.

2.5 The Committee will report to the Board on its meetings and each member of the Board will have access to the minutes of the Committee's meetings, regardless of whether the director is a member of the Committee.

2.6 The external auditors of the Company will receive notice of every meeting of the Committee and may request a meeting of the Committee be called by notifying the chair of the Committee of such request.

3. QUORUM

3.1 The quorum necessary for the transaction of business at Committee meetings will be a majority of the members of the Committee. A quorum once established is maintained even if members of the Committee choose to leave the meeting prior to conclusion.

4.  DUTIES

    The Board hereby delegates to the Committee the following duties to be performed by the Committee on behalf of and for the Board:

4.1 Financial Reporting

    Prior to public disclosure, the Committee will review and recommend to the Board, and where applicable, to the boards of the Company's subsidiaries which are reporting issuers, for approval:

    a) the annual audited consolidated financial statements and interim unaudited consolidated financial statements of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

    b) the interim and annual management's discussion and analysis of financial condition and results of operations (MD&A) of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

    d)	earnings press releases and earnings guidance, if any;

    e) Management's Statement on Financial Reporting; and

    f) all other material financial public disclosure documents of the Company and those of its subsidiaries that are reporting issuers, including prospectuses, press releases with financial results and the Annual Information Form.

4.2 External Auditors

    The external auditors will report directly to the Committee and the Committee will:

    a) appoint the external auditors, subject to the approval of the shareholders, and determine the compensation of the external auditors;

    b) oversee the work of the external auditors and review and approve the annual audit plan of the external auditors, including the scope of the audit to be performed and the degree of co-ordination between the plans of the external and internal auditors. The Committee will discuss with the internal auditors, the external auditors and management, the adequacy and effectiveness of the disclosure controls and internal controls of the Company and elicit recommendations for the improvement of such controls or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis will be given to the adequacy of internal controls to prevent or detect any payments, transactions or procedures that might be deemed illegal or otherwise improper;

    c) meet regularly with the external auditors without management present and ask the external auditors to report any significant disagreements with management regarding financial reporting, the resolution of such disagreements and any restrictions imposed by management on the scope and extent of the audit examinations conducted by the external auditors;

    d) pre-approve all audit, audit-related and non-audit services to be provided to the Company or any of its subsidiaries, by the external auditors (and its affiliates), in accordance with applicable securities laws;

    e) annually review the qualifications, expertise and resources and the overall performance of the external audit team and, if necessary, recommend to the Board the termination of the external auditors or the rotation of the audit partner in charge;

    f) at least annually, obtain and review a report by the external auditors describing: the firm's internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with such issues; and all relationships between the external auditors and the Company;

    g) annually assess and confirm the independence of the external auditors and require the external auditors to deliver an annual report to the Committee regarding its independence, such report to include disclosure regarding all engagements (and fees related thereto) by the Company and relationships which may impact the objectivity and independence of the external auditors;

    h) require the external auditors to deliver an annual acknowledgement in writing to the Committee that the shareholders, as represented by the Board and the Committee, are its primary client;

    i) review post-audit or management letters, containing recommendations of the external auditors and management's response;

    j) review reports of the external auditors; and

    k) pre-approve the hiring of employees and former employees of current and former auditors.

    Notwithstanding section 4.2(d) above, the Committee may delegate the pre-approval of audit, audit-related and non-audit services to any one member of the Committee, provided, however, a report is made to the Committee on any pre-approval of such services at the Committee's first scheduled meeting following the pre-approval.

4.3 Internal Auditors

    The internal auditors will report functionally to the Committee and administratively to the Chief Financial Officer and the Committee will:

    a) review and approve management's appointment, termination or replacement of the Chief Internal Auditor;

    b) oversee the work of the internal auditors including reviewing and approving the annual internal audit plan and updates thereto;

    c) review the report of the internal auditors on the status of significant internal audit findings, recommendations and management's responses and review any other reports of the internal auditors; and

    d) review the scope of responsibilities and effectiveness of the internal audit team, its reporting relationships, activities, organizational structure and resources, its independence from management, its credentials and its working relationship with the external auditors.

    The internal auditors will report quarterly to the Committee on the results of internal audit activities and will also have direct access to the chair of the Committee when the internal auditors determine it is necessary.

4.4 Whistleblower, Ethics and Internal Controls Complaint Procedures

    The Committee will ensure that the Company has in place adequate procedures for:

    a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters; and

    b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

    The CEO or CFO will report to the Committee, and the Committee will review such reports, on any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls. Where the CEO, CFO and/or the Chief Internal Auditor are named in a complaint, the Director of Ethics and Internal Controls will speak directly with the Chair of the Committee.

   The Chief Internal Auditor will report to the Committee, and the Committee will consider such reports, on the results of the investigation of whistleblower, ethics and internal controls complaints.

4.5 Accounting and Financial Management

    The Committee will review:

    a) with management and the external auditors, the Company's major accounting policies, including the impact of alternative accounting policies and key management estimates and judgments that could materially affect the financial results and whether they should be disclosed in the MD&A;

    b) emerging accounting issues and their potential impact on the Company's financial reporting;

    c) significant judgments, assumptions and estimates made by management in preparing financial statements;

    d) the evaluation by either the internal or external auditors of management's internal control systems, and management's responses to any identified weaknesses;

    e) the evaluation by management of the adequacy and effectiveness in the design and operation of the Company's disclosure controls and internal controls for financial reporting;

    f) audits designed to report on management's representations on the effectiveness and efficiency of selected projects, processes, programs or departments;

    g) management's approach for safeguarding corporate assets and information systems, the adequacy of staffing of key financial functions and their plans for improvements; and

    h) internal interim and post implementation reviews of major capital projects.

4.6 Credit Worthiness, Treasury Plans and Financial Policy

    The Committee will review with management:

    a) the Company's financial policies and compliance with such policies;

    b) the credit worthiness of the Company;

    c) the liquidity of the Company; and

    d) important treasury matters including financing plans.

4.7 Legal/Regulatory Matters and Ethics

    The Committee will review:

    a) with management, the external auditors and legal counsel, any litigation, claim or other contingency, including any tax assessment, that could have a material effect upon the financial position or operating results of the Company;

    b) annually, management's relationships and compliance with regulators, and the accuracy and timeliness of filings with regulatory authorities; and

    c) annually, the ethics policy, management's approach to business ethics and corporate conduct and the program used by management to monitor compliance with the policy.

4.8 Risk Management

    The Committee will:

    a) consider reports on the annual enterprise business risk assessment and updates thereto;

    b) consider reports on the business continuity disaster recovery plan(s) for the Company;

    c) consider reports on the insurance coverage of the Company;

    d) consider reports on financial risk management including derivative exposure and policies;

    e) monitor, on behalf of the Board, the Company's compliance with environmental legislation and the adequacy of the Company's environmental budget expenditures;

    f) monitor, on behalf of the Board, the Company's health and safety policies and receive and review regular reports concerning the Company's health and safety programs, policies and results from the Chief Internal Auditor and the Chief Compliance Officer;

    g) review and recommend to the Board for approval environmental policies and procedure guidelines and any amendments or changes thereto;

    h) report to the Board, and require management to report to the Committee, on environmental matters each quarter; and

    i) review other risk management matters as from time to time the Committee may consider suitable or the Board may specifically direct.

4.9 Other

    The Committee will review:

    a) the expenses of the Chair of the Board and CEO and will assess the Company's policies and procedures with respect to the Executive Leadership Team members' expense accounts and perquisites, including their use of corporate assets;

    b) the proposed disclosure concerning the Committee to be included in the Company's Annual Information Form to verify, among other things, that it is in compliance with applicable securities law requirements;

    c) significant related party transactions and actual and potential conflicts of interest relating thereto to verify their propriety and that disclosure is appropriate;

    d) the disclosure policy of the Company; and

    e) at least once annually, and evaluate the adequacy of these Terms of Reference and the Committee's performance, and report its evaluation and any recommendations for change to the Corporate Governance Committee.

    The Committee will also have such other duties and responsibilities as are delegated to it and review such other matters as, from time to time, are referred to it by the Board.

5. AUTHORITY

   The Committee, in fulfilling its mandate, will have the authority to:

    a) engage and set compensation for independent counsel and other advisors;

    b) communicate directly with the Chief Financial Officer, internal and external auditors, Chief Compliance Officer and Chief General Counsel;

    c) delegate tasks to Committee members or subcommittees of the Committee; and

    d) access appropriate funding as determined by the Committee to carry out its duties.


Exhibit 4: Audited Consolidated Financial Statements as at and for the year ended December 31, 2004 and Management's Discussion and Analysis

==============================================================================





                             TELUS CORPORATION

                       CONSOLIDATED FINANCIAL STATEMENTS

                            DECEMBER 31, 2004





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

The Company maintains a system of internal controls that provides management with reasonable assurance that assets are safeguarded and that reliable financial records are maintained. This system includes written policies and procedures, an organizational structure that segregates duties and a comprehensive program of periodic audits by the internal auditors. The Company has also instituted policies and guidelines that require TELUS team members (including Board members and Company employees) to maintain the highest ethical standards, and has established mechanisms for the reporting to the audit committee of perceived accounting and ethics policy complaints. In addition, the Chief Compliance Officer, appointed in 2003, works to ensure the Company has appropriate policies, controls and measurements in place to ensure compliance with all legal and regulatory requirements. Annually the Company performs an extensive risk assessment process, which includes interviews with senior management, a web-enabled risk and control assessment survey distributed to a large sample of employees and input from the Company's strategic planning activities. Results of this process influence the development of the internal audit program. Key enterprise-wide risks are assigned to executive owners for the development and implementation of appropriate risk mitigation plans. During 2002, the Company implemented a Sarbanes-Oxley certification enablement process, which, among other things, cascades informative certifications from the key stakeholders within the financial reporting process, which are reviewed by the Chief Executive Officer and the Chief Financial Officer as part of their due diligence process. In 2004, the process was enhanced to comply with new Canadian securities regulations, which went into effect in the first quarter of 2004. The Company also expanded its efforts to be able to comply with Section 404 of the Sarbanes-Oxley Act for fiscal year 2005.

The Company has a formal Policy on Corporate Disclosure and Confidentiality of Information, which sets out policies and practices including the mandate of the Disclosure Committee; the Policy was approved by the Board of Directors, and put into effect, in 2003.

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures related to the preparation of the management's discussion and analysis and the consolidated financial statements as well as other information contained in this report. They have concluded that the Company's disclosure controls and procedures were effective, at a reasonable assurance level, to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the management's discussion and analysis and the consolidated financial statements contained in this report were being prepared.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to when they were evaluated.

TELUS' Chief Executive Officer and Chief Financial Officer expect to certify TELUS' annual filing with the United States' Securities and Exchange Commission on Form 40-F as required by the United States Sarbanes-Oxley Act. TELUS also expects the Chief Executive Officer and Chief Financial Officer to certify its annual filings, including its Annual Information Form, that are filed with Canadian securities regulatory authorities.

The Board of Directors has reviewed and approved these consolidated financial statements. To assist the Board in meeting its oversight responsibilities, it has appointed an audit committee, which is comprised entirely of independent directors. All the members of the committee are financially literate and the Chair of the committee is an audit committee financial expert as defined in accordance with applicable securities laws. The committee oversees the Company's accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and timeliness of filings with regulatory authorities, the independence and performance of the Company's external and internal auditors, the management of the Company's risks, its credit worthiness, treasury plans and financial policy and its whistleblower and accounting and ethics complaint procedures. The committee meets no less than quarterly and, as a standard feature of regularly scheduled meetings, holds an in-camera session with the external auditors and separately with the internal auditors without other management, including management directors, present. It oversees the work of the external auditors and approves the annual audit plan. It also receives reports on the external auditor's internal quality control procedures and independence. Furthermore, the audit committee reviews: the Company's major accounting policies including alternatives and potential key management estimates and judgements; the Company's financial policies and compliance with such policies; the evaluation by either the internal or external auditors of management's internal control systems; the evaluation by management of the adequacy and effectiveness in the design and operation of the Company's disclosure controls and internal controls for financial reporting. The audit committee also considers reports on the Company's business continuity and disaster recovery plan; reports on financial risk management including derivative exposure and policies; tax planning, environmental, health and safety risk management and management's approach for safeguarding corporate assets, and regularly reviews key capital expenditures. The committee pre-approves all audit, audit-related and non-audit services provided to the Company by the external auditors (and its affiliates). The committee's terms of reference are available, on request, to shareholders and are available on the Company's website.

     /S/ Robert G. McFarlane

     Robert G. McFarlane
     Executive Vice-President
     and Chief Financial Officer


auditors' report

To the Shareholders of TELUS Corporation

We have audited the consolidated balance sheets of TELUS Corporation as at December 31, 2004 and 2003 and the consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, except for the changes in accounting policies described in
Note 2, these principles have been applied on a consistent basis.

     /s/Deloitte & Touche LLP

     Deloitte & Touche LLP
     Chartered Accountants
     Vancouver, B.C.
     February 11, 2005, except as to Note 14(c), and Note 16(b), which are as of February 16, 2005 consolidated statements of income

Years ended December 31 (millions)					                       2004		2003
---------------------------------------------------------------------------------------------------------------------------------
			                                                                                  (restated - Note 2(b))
OPERATING REVENUES					                                      $	7,581.2       $ 7,146.0
---------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
  Operations						                                        4,438.0 	4,301.9
  Restructuring and workforce reduction costs (Note 5)						   52.6 	   28.3
  Depreciation 						                                        1,307.8 	1,272.9
  Amortization of intangible assets						                  335.3 	  379.9
---------------------------------------------------------------------------------------------------------------------------------
						                                                6,133.7 	5,983.0
---------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME						                                1,447.5 	1,163.0
  Other expense, net 						                                    8.7 	   23.3
  Financing costs (Note 6) 						                          613.3 	  639.3
---------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST			                          825.5 	  500.4
  Income taxes (Note 7)						                                  255.1 	  172.7
  Non-controlling interest						                            4.6 	    3.3
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME						                                          565.8 	  324.4
  Preference and preferred share dividends						            1.8 	    3.5
---------------------------------------------------------------------------------------------------------------------------------
COMMON SHARE AND NON-VOTING SHARE INCOME		                                      $   564.0       $   320.9
=================================================================================================================================
INCOME PER COMMON SHARE AND NON-VOTING SHARE ($) (Note 8)
    - Basic 						                                            1.58 	    0.92
    - Diluted						                                            1.57 	    0.91
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE ($)			                    0.65 	    0.60
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING (millions)
    - Basic						                                          355.3 	  349.3
    - Diluted						                                          357.6 	  351.8


The accompanying notes are an integral part of these consolidated financial statements consolidated statements of retained earnings

Years ended December 31 (millions)	                                                       2004		2003
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF YEAR	                                                              $	  741.7       $	  630.4
Transitional amount for share-based compensation arising from share options (Note 2(a))		  (25.1)	     -
---------------------------------------------------------------------------------------------------------------------------------
Adjusted opening balance		                                                          716.6 	  630.4
Net income		                                                                          565.8 	  324.4
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                1,282.4 	  954.8
Less: Common Share and Non-Voting Share dividends paid, or payable, in cash 		          204.7 	  165.8
      Common Share and Non-Voting Share dividends reinvested, or to be reinvested,
        in shares issued from Treasury		                                           	   26.9 	   43.8
      Cost of purchase of Common Shares and Non-Voting Shares in excess of stated
        capital (Note 15(i))		                                                           38.6 	     -
      Preference and preferred share dividends		                                            1.8 	    3.5
      Redemption premium on preference and preferred shares in excess of amount chargeable
        to contributed surplus (Note 15(b))		                                            2.3 	     -
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF YEAR (Note 15)	                                                      $	1,008.1       $	  741.7
=================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements consolidated balance sheets

As at December 31 (millions)                                                                    2004		2003
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                          (restated - Note 2(b))
ASSETS
Current Assets
  Cash and temporary investments, net	                                                      $	  896.5       $	    6.2
  Accounts receivable (Notes 10, 17(b))		                                                  863.5 	  723.8
  Income and other taxes receivable 		                                                  132.5 	  187.4
  Inventories		                                                                          133.3 	  123.5
  Prepaid expenses and other (Note 17(b))		                                          183.4 	  172.4
  Current portion of future income taxes (Note 7)		                                  438.4 	  304.0
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                2,647.6 	1,517.3
---------------------------------------------------------------------------------------------------------------------------------
Capital Assets, Net (Note 11)
  Property, plant, equipment and other		                                                7,528.2 	7,764.3
  Intangible assets subject to amortization		                                          737.0 	  844.7
  Intangible assets with indefinite lives		                                        2,955.8 	2,954.6
---------------------------------------------------------------------------------------------------------------------------------
		                                                                               11,221.0        11,563.6
---------------------------------------------------------------------------------------------------------------------------------
Other Assets
  Deferred charges (Note 17(b))	                                                                  704.4 	  610.7
  Future income taxes (Note 7)		                                                           99.8 	  626.0
  Investments		                                                                           38.4 	   41.9
  Goodwill (Note 12)		                                                                3,126.8 	3,118.0
---------------------------------------------------------------------------------------------------------------------------------
 		                                                                                3,969.4 	4,396.6
---------------------------------------------------------------------------------------------------------------------------------
	                                                                                      $17,838.0       $17,477.5
=================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable and accrued liabilities (Note 17(b))	                                      $	1,362.6       $	1,294.5
  Restructuring and workforce reduction accounts payable and accrued liabilities (Note 5)	   70.7 	  141.0
  Dividends payable		                                                                     - 		   53.5
  Advance billings and customer deposits (Note 17(b))		                                  531.5 	  445.0
  Current maturities of long-term debt (Note 14)		                                    4.3 	  221.1
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                1,969.1 	2,155.1
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt (Note 14) 		                                                        6,332.2 	6,609.8
---------------------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities (Note 17(b))		                                        1,506.1 	1,173.7
---------------------------------------------------------------------------------------------------------------------------------
Future Income Taxes (Note 7)		                                                          991.9 	1,007.0
---------------------------------------------------------------------------------------------------------------------------------
Non-Controlling Interest		                                                           13.1 	   10.7
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity (Note 15)
  Convertible debentures conversion option		                                            8.8 	    8.8
  Preference and preferred shares (Note 15(b))		                                             - 		   69.7
  Common equity		                                                                        7,016.8 	6,442.7
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                7,025.6 	6,521.2
---------------------------------------------------------------------------------------------------------------------------------
	                                                                                      $17,838.0       $17,477.5
=================================================================================================================================

Commitments and Contingent Liabilities (Note 16)

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Directors:

      Director:	                  Director:

/S/ Brian F. MacNeill       /S/ Brian A. Canfield

    Brian F. MacNeill	        Brian A. Canfield


consolidated statements of cash flows

Years ended December 31 (millions)					                        2004		2003
---------------------------------------------------------------------------------------------------------------------------------
					                                                                   (restated - Note 2(b))
OPERATING ACTIVITIES
Net income					                                              $	  565.8       $	  324.4
Adjustments to reconcile net income to cash provided by operating activities:
  Depreciation and amortization						                        1,643.1 	1,652.8
  Future income taxes 						                                  380.9 	  394.4
  Share-based compensation						                           23.8 	     -
  Net employee defined benefit plans expense						           18.4 	   53.0
  Employer contributions to employee defined benefit plans					 (136.8)	  (99.8)
  Restructuring and workforce reduction costs, net of cash payments (Note 5)			  (70.3)	 (259.4)
  Payment received from Verizon Communications Inc. (Note 20)			                   33.3 	     -
  Other, net						                                           27.9 	   45.1
  Net change in non-cash working capital (Note 17(c))						   52.0 	   23.3
---------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities						                2,538.1 	2,133.8
---------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures (Note 11(a))						               (1,319.0)       (1,252.7)
Proceeds from the sale of property and other assets						   27.6 	   51.2
Other						                                                   (8.1)	    3.7
---------------------------------------------------------------------------------------------------------------------------------
Cash used by investing activities						               (1,299.5)       (1,197.8)
---------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued						          148.8 	   86.6
Dividends to shareholders						                         (248.7)	 (172.0)
Purchase of Common Shares and Non-Voting Shares for cancellation (Note 15(i))			  (78.0)	     -
Payment for redemption of preference and preferred shares (Note 15(b))			          (72.8)	     -
Payment received from Verizon Communications Inc. (Note 20)			                  114.8 	     -
Long-term debt issued (Note 14)						                           39.8 	  373.0
Redemptions and repayment of long-term debt (Note 14)						 (248.6)       (1,201.7)
Other						                                                   (3.6)	   (6.7)
---------------------------------------------------------------------------------------------------------------------------------
Cash used by financing activities						                 (348.3)	 (920.8)
---------------------------------------------------------------------------------------------------------------------------------
CASH POSITION
Increase in cash and temporary investments, net						          890.3 	   15.2
Cash and temporary investments, net, beginning of year						    6.2 	   (9.0)
---------------------------------------------------------------------------------------------------------------------------------
Cash and temporary investments, net, end of year					      $	  896.5       $	    6.2
=================================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid)					                                              $	 (632.9)      $	 (657.5)
=================================================================================================================================
Interest received					                                      $	   27.3       $	   41.6
=================================================================================================================================
Income taxes (inclusive of Investment Tax Credits (Note 7)) received		              $	  194.6       $	  165.5
=================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements notes to consolidated financial statements

DECEMBER 31, 2004

TELUS Corporation is one of Canada's largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet Protocol, voice and wireless services to Central and Eastern Canada.


1. Summary of Significant Accounting Policies

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are expressed "TELUS" or "Company" are used to mean TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

(a) Consolidation

The consolidated financial statements include the accounts of the Company and all of the Company's subsidiaries, of which the principal one is TELUS Communications Inc. TELUS Communications Inc. includes substantially all of the Company's Communications segment's operations and all of the Mobility segment's operations, through the TELE-MOBILE COMPANY partnership.

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

Examples of significant estimates include: the key economic assumptions used to determine the fair value of residual cash flows arising from accounts receivable securitization; the allowance for doubtful accounts; the allowance for inventory obsolescence; the estimated useful lives of assets; the recoverability of tangible assets; the recoverability of intangible assets with indefinite lives; the recoverability of long-term investments; the recoverability of goodwill; the composition of future income tax assets and future income tax liabilities; the accruals for payroll and other employee-related liabilities; the accruals for restructuring and workforce reduction costs; and certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets.

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

The Company offers complete and integrated solutions to meet its customers' needs. These solutions may involve the delivery of multiple services and products occurring at different points in time and/or over different periods of time. As appropriate, these multiple element arrangements are separated into their component accounting units, consideration is measured and allocated amongst the accounting units based upon their relative fair values and then the Company's relevant revenue recognition polices are applied to them.

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

  Voice Contribution: The CRTC has established a portable subsidy mechanism to subsidize Local Exchange Carriers, such as the Company, that provide residential service to high cost service areas ("HCSAs"). The CRTC has determined the per line/per band portable subsidy rate for all Local Exchange Carriers. The Company recognizes the portable subsidy on an accrual basis by applying the subsidy rate to the number of residential network access lines it has in HCSAs. Differences, if any, between interim and final subsidy rates set by the CRTC, are accounted for as a change in estimate in the period in which the CRTC finalizes the subsidy rate.

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

The deferral account arises from the CRTC requiring the Company to defer the income statement recognition of a portion of the monies received in respect of residential basic services provided to non-HCSAs. The revenue deferral is based on the rate of inflation (as measured by a chain-weighted Gross Domestic Product Price Index), less a productivity offset of 3.5%, and an "exogenous factor" that is associated with allowed recoveries in previous price cap regimes that have now expired. The Company may recognize the deferred amounts upon the undertaking of qualifying actions, such as Service Improvement Programs ("SIPs") in qualifying non-HCSAs, rate reductions (including those provided to competitors as required in Decision 2002-34 and Decision 2002-43) and/or rebates to customers. To the extent that a balance remains in the deferral account, interest expense of the Company is required to be accrued at the Company's short-term cost of borrowing.

Price cap factors for price cap years commencing June 1, 					2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Rate of inflation (as measured by the chain-weighted Gross Domestic Product Price Index)	    3.44%	    1.16%
Exogenous factor					                                               0%	       0%
---------------------------------------------------------------------------------------------------------------------------------

The Company has adopted the liability method of accounting for the deferral account. This results in the Company recording a liability to the extent that activities it has undertaken, realized rate reductions for Competitor Services and other future qualifying events do not extinguish the balance of the deferral account (see Note 16(a) and Note 17(b)). This also results in the Company continuing to record incremental liability amounts, subject to reductions for the mitigating activities, for the remaining duration of the Decisions' four-year periods. Other than for the interest accrued on the balance of the deferral account, which would be included in financing costs, substantially all income statement effects of the deferral account are recorded through operating revenues. The CRTC can direct that the Company undertake activities drawing down the deferral account that would not affect the income statement; the financial statement impacts of those activities would be contingent on what the CRTC directed.

(d) Advertising Cost

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

Estimated useful lives for the majority of the Company's capital assets subject to depreciation and amortization are as follows:

	                                                                                                     Estimated
                                                                                                           useful lives(1)
---------------------------------------------------------------------------------------------------------------------------------
Property, plant, equipment and other
  Telecommunication assets
    Outside plant								                             17 to 40 years
    Inside plant								                              8 to 20 years
    Mobility site equipment								                    6.5 to  8 years
  Balance of depreciable property, plant, equipment and other					              5 to 20 years
Intangible assets subject to amortization
  Subscriber base
    Wireline					                                                                   50 years
    Wireless					                                                                    7 years
  Software					                                                              3 to  5 years
  Access to rights-of-way and other					                                      7 to 30 years

---------------------------------------------------------------------------------------------------------------------------------

(1) The composite depreciation rate for the year ended December 31, 2004, was 6.5% (2003 - 6.6%). The rate is calculated by dividing depreciation expense by an average gross book value of depreciable assets for the reporting period. A result of this methodology is that the composite depreciation rate will be lower in a period that has a higher proportion of fully depreciated assets remaining in use.

The Company chose to depreciate and amortize its assets on a straight-line basis as it believes that this method better reflects the consumption of resources related to the economic life span of the assets than use of an accelerated method and thus is more representative of the economic substance of the underlying use of the assets.

The carrying value of intangible assets with indefinite lives, and goodwill, are periodically tested for impairment using a two-step impairment test. The frequency of the impairment test generally is the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives and goodwill must, at a minimum, be tested annually; the Company has selected December as its annual test time. No impairment amounts arose from the December 2004 and December 2003 annual tests. The test is applied to each of the Company's two reporting units (the reporting units being identified in accordance with the criteria in the Canadian Institute of Chartered Accountants ("CICA") Handbook section for intangible assets and goodwill): Communications and Mobility.

The Company assesses its goodwill by applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of its reporting units. Consistent with current industry-specific valuation methods, the Company uses a combination of the discounted cash flow and the market comparable approaches in determining the fair value of its reporting units.

(g) Translation of Foreign Currencies

Trade transactions completed in foreign currencies are translated into Canadian dollars at the rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date with any resulting gain or loss being included in the Consolidated Statements of Income (see Note 6). Hedge accounting is applied in specific instances (see
Note 1(h)).

The Company has a minor foreign subsidiary that is considered to be self-sustaining. Accordingly, foreign exchange gains and losses arising from the translation of the minor foreign subsidiary's accounts into Canadian dollars are deferred and reported as cumulative foreign currency translation adjustment in the equity section of the Consolidated Balance Sheets (see
Note 15(a)).

(h) Hedge Accounting

General: The Company applies hedge accounting to the financial instruments used to:

* establish designated currency hedging relationships for its U.S. Dollar denominated long-term debt future cash outflows (semi-annual interest payments and principal payments at maturity) (see Note 4 and Note 14(b));

* notionally convert fixed interest rate debt to floating interest rate debt (semi-annual interest payments) (see Note 4 and Note 14(b));

* fix the compensation cost arising from a specific grant of restricted stock units (see Note 4 and Note 9(b));

* establish designated currency hedging relationships for U.S. Dollar denominated temporary investments (see Note 4); and

* for certain U.S. Dollar denominated future purchase commitments (see Note 4).

Hedge accounting: The purpose of hedge accounting, in respect of the Company's designated hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods. The Company chose to apply hedge accounting, as it believes this is more representative of the economic substance of the underlying transactions.

In order to apply hedge accounting, a high correlation (which indicates effectiveness) is required in the offsetting changes in the values of the financial instruments (the "hedging items") used to establish the designated hedging relationships and all, or a part, of the asset, liability or transaction having an identified risk exposure that the Company has taken steps to modify (the "hedged items"). The Company assesses the anticipated effectiveness of designated hedging relationships at inception and for each reporting period thereafter. A designated hedging relationship is considered effective by the Company if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal of the hedged item; maturity dates; payment dates, and interest rate index (if, and as, applicable). Any ineffectiveness, such as from a difference between the notional amount of the hedging item and the principal of the hedged item, or if a previously effective designated hedging relationship becomes ineffective, is reflected in the Consolidated Statements of Income as "Financing costs" if in respect of long-term debt or U.S. Dollar denominated temporary investments and as "Operations" expense if in respect of restricted stock units or U.S. Dollar denominated future purchase commitments.

Unrealized changes in the fair value of hedging items, net of the hedge value recorded (see Note 17(b)), are recognized when all the hedged cash flows have occurred (see Note 4).

Deferred hedging assets and liabilities: In the application of hedge accounting to U.S. Dollar denominated long-term debt future cash outflows and U.S. Dollar denominated temporary investments, an amount (the "hedge value") is recorded in respect of the fair value of the hedging items only to the extent that their value counterbalances the difference between the Canadian dollar equivalent of the value of the hedged items at the rate of exchange at the balance sheet date and the Canadian dollar equivalent of the value of the hedged items at the rate of exchange in the hedging items.

In the application of hedge accounting to the compensation cost arising from a specific grant of restricted stock units, an amount (the "hedge value") is recorded in respect of the fair value of the hedging items only to the extent that their value counterbalances the difference between the quoted market price of the Company's Non-Voting Shares at the balance sheet date and the price of the Company's Non-Voting Shares in the hedging items.

(i) Income Taxes

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

(j) Share-Based Compensation

Commencing with the Company's 2004 fiscal year, the amended recommendations of the CICA for accounting for share-based compensation apply to the Company (see
Note 2(a)). The amendments result in the Company no longer being able to use the intrinsic value based method of accounting for share options granted to employees for purposes of Canadian GAAP. Canadian GAAP now requires that a fair value be determined for share options at the date of grant and that such fair value be recognized in the financial statements.

For fiscal years prior to 2004, the Company applied the intrinsic value based method of accounting for share-based compensation awards granted to employees; accordingly, no compensation cost was recorded in the accounts for its share option plans prior to 2004. In respect of share options awarded to employees, for fiscal years prior to 2004, it was permissible to use either the fair value based method or the intrinsic value based method, however, if the intrinsic value based method was used, pro forma disclosure was required so as to show what the effect would have been had the fair value based method been applied (see Note 2(a) and Note 9(a)). Proceeds arising from the exercise of share options are credited to share capital.

In respect of restricted stock units, the Company accrues a liability equal to the product of the vesting restricted stock units multiplied by the fair market value of the corresponding shares at the end of the reporting period (see Note 9(b)). The expense for restricted stock units that are forfeited or cancelled is reversed against the expense that had been recorded up to the date of forfeiture or cancellation.

When share-based compensation vests in one amount at a future point in time ("cliff vesting"), the expense is recognized by the Company, either in the Consolidated Statements of Income or in the pro forma disclosures in Note 9(a), on a straight-line basis over the vesting period. When share-based compensation vests in tranches ("graded vesting"), the expense is recognized by the Company, either in the Consolidated Statements of Income or in the pro forma disclosures in Note 9(a), using the accelerated expense attribution method.

(k) Cash and Temporary Investments, Net

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

(l) Sales of Receivables

Effective July 1, 2001, transfers of receivables in securitization transactions are recognized as sales when the Company is deemed to have surrendered control over the transferred receivables and consideration, other than for its beneficial interests in the transferred receivables, has been received. When the Company sells its receivables it retains reserve accounts, which are retained interests in the securitized receivables, and servicing rights. When a transfer is considered a sale, the Company derecognizes all receivables sold, recognizes at fair value the assets received and the liabilities incurred and records the gain or loss on sale in the Consolidated Statements of Income as "Other expense, net". The amount of gain or loss recognized on the sale of receivables depends in part on the previous carrying amount of the receivables involved in the transfer, allocated between the receivables sold and the retained interests based upon their relative fair market value at the sale date. The Company estimates the fair value for its retained interests based on the present value of future expected cash flows using management's best estimates of the key assumptions (credit losses, the weighted average life of the receivables sold and discount rates commensurate with the risks involved).

(m) Inventories

The Company's inventory consists primarily of wireless handsets, parts and accessories and communications equipment held for resale. Inventories of wireless handsets, parts and accessories are valued at the lower of cost and replacement cost, with cost being determined on an average cost basis. Inventories of the Communications segment's equipment are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis.

(n) Capital Assets

General: Property is recorded at historical cost and, with respect to self-constructed property, includes materials, direct labour and applicable overhead costs. In addition, where construction projects exceed $20 million and are of a sufficiently long duration, an amount is capitalized for the cost of funds used to finance construction. The rate for calculating the capitalized financing costs is based on the Company's one-year cost of borrowing.

When property, plant and/or equipment are sold by the Company, the historical cost less accumulated depreciation is netted against the sale proceeds and the difference is included in the Consolidated Statements of Income as "Other expense, net".

Asset retirement obligations: Liabilities are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment (primarily certain items of outside plant and mobility site equipment) when those obligations result from the acquisition, construction, development or normal operation of the assets. The obligations are measured initially at fair value, determined using present value methodology, and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset and the discount accretion is included in determining the results of operations.

(o) Leases

Leases are classified as capital or operating depending upon the terms and conditions of the contracts.

Where the Company is the lessee, asset values recorded under capital leases are amortized on a straight-line basis over the period of expected use. Obligations recorded under capital leases are reduced by lease payments net of imputed interest.

For the year ended December 31, 2004, real estate and vehicle operating lease expenses, which are net of the amortization of the deferred gain on the sale-leaseback of buildings (see Note 17(b)), were $165.8 million (2003 - $167.6 million).

(p) Investments

The Company accounts for its investments in companies over which it has significant influence using the equity basis of accounting whereby the investments are initially recorded at cost and subsequently adjusted to recognize the Company's share of earnings or losses of the investee companies and reduced by dividends received. The excess of the cost of equity investments over the underlying book value at the date of acquisition, except for goodwill, is amortized over the estimated useful lives of the underlying assets to which it is attributed.

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

(q) Employee Future Benefit Plans

The Company accrues its obligations under employee defined benefit plans, and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of the plan assets is amortized over the average remaining service period of active employees of the plan, as are past service costs and transitional assets and liabilities.

The Company uses defined contribution accounting for the union pension plan and public service pension plan that cover certain of the Company's employees.

(r) Comparative Amounts

Certain of the comparative amounts have been reclassified to conform to the presentation adopted currently.

2. Accounting Policy Developments

(a) Share-Based Compensation

Commencing with the Company's 2004 fiscal year, the amended recommendations of the CICA for accounting for share-based compensation (such amendments arising in 2003) (CICA Handbook Section 3870) apply to the Company. The amendments result in the Company no longer being able to use the intrinsic value based method of accounting for share options granted to employees for purposes of Canadian GAAP. The Company has selected the retroactive application without restatement method (also referred to as the modified-prospective transition method). The retroactive application without restatement method results in no share option expense being recognized in the Consolidated Statements of Income in fiscal years prior to 2004 (see Note 9(a)). The share option expense that is recognized in fiscal years subsequent to 2003 is in respect of share options granted after 2001 and vesting in fiscal periods subsequent to 2003.

To reflect the fair value of options granted subsequent to 2001, and vesting prior to 2004, certain components of common equity in the December 31, 2003, Consolidated Balance Sheet balances would have been restated as follows (had restatement occurred):

                                                                                 Cumulative transition
                                                             December 31,        adjustment for share-
                                                              2003, as           based compensation
                                                              previously         arising from share           January 1,
(millions)                                                    reported                options                   2004
S>
---------------------------------------------------------------------------------------------------------------------------------
Common equity
  Common shares			                             $  2,349.1 	     $	     - 		     $	2,349.1
  Non-voting shares				                3,296.6 		    0.4 		3,297.0
  Options and warrants			                	   51.5 		     - 			   51.5
  Accrual for shares issuable under channel stock
   incentive plan                                                   0.6 		     - 			    0.6
  Cumulative foreign currency translation adjustment		   (2.7)		     - 			   (2.7)
  Retained earnings				                  741.7 		  (25.1)		  716.6
  Contributed surplus				                    5.9 		   24.7 		   30.6
---------------------------------------------------------------------------------------------------------------------------------
			                                     $	6,442.7 	     $	     - 		     $	6,442.7
=================================================================================================================================

(b) Equity Settled Obligations

Commencing with the Company's 2004 fiscal year, the Company early adopted the amended recommendations of the CICA for the presentation and disclosures of financial instruments (CICA Handbook Section 3860) specifically concerning the classification of obligations that an issuer can settle with its own equity instruments (such amendments arising in 2003). The amendments result in the Company's convertible debentures being classified as a liability on the Consolidated Balance Sheets and the associated interest expense correspondingly being classified with financing costs on the Consolidated Statements of Income. The conversion option embedded in the convertible debentures continues to be presented as a component of shareholders' equity. As required, these amended recommendations have been applied retroactively.

To reflect the reclassification of the convertible debentures as a liability, certain items of the Consolidated Statements of Income for the year ended December 31, 2003, have been restated as follows:

Year ended December 31, 2003
---------------------------------------------------------------------------------------------------------------------------------
                                                                                   Adjustment to
                                                                                 reflect convertible
                                                           As previously          debentures as a             As currently
(millions except per share amounts)			     reported	              liability               reported
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues			                     $	7,146.0 	     $	     - 		     $	7,146.0
Operating expenses				                5,983.0 		     - 			5,983.0
---------------------------------------------------------------------------------------------------------------------------------
Operating income				                1,163.0 		     - 			1,163.0
  Other expense, net				                   23.3 		     - 			   23.3
  Financing costs				                  628.0 		   11.3 		  639.3
---------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and non-controlling interest		  511.7 		  (11.3)		  500.4
  Income taxes (recovery)				          176.9 		   (4.2)		  172.7
  Non-controlling interest				            3.3 		     - 			    3.3
---------------------------------------------------------------------------------------------------------------------------------
Net income				                          331.5 		   (7.1)		  324.4
  Preference and preferred share dividends			    3.5 		     - 			    3.5
  Interest on convertible debentures, net of income taxes 	    7.1 		   (7.1)		     -
---------------------------------------------------------------------------------------------------------------------------------

Common Share and Non-Voting Share income		     $	  320.9 	    $	     - 		     $	  320.9
=================================================================================================================================
Income per Common Share and Non-Voting Share
  - Basic			                             $	    0.92 	    $	     - 		     $	    0.92
  - Diluted			                             $	    0.91 	    $	     - 		     $	    0.91

To reflect the reclassification of the convertible debentures as a liability, certain line items of the December 31, 2003, Consolidated Balance Sheet balances have been restated as follows:


                                                            December 31,	    Adjustment to           December 31,
 	                                                      2003, as            reflect convertible         2003, as
                                                             previously           debentures as a             currently
(millions)                                                    reported               liability                reported
---------------------------------------------------------------------------------------------------------------------------------
Accounts payable and accrued liabilities		     $	1,294.1 	     $	    0.4 	     $	1,294.5
Long-Term Debt			                             $	6,469.4 	     $	  140.4 	     $	6,609.8
Shareholders' Equity
  Convertible debentures conversion option		     $	     - 		     $	    8.8 	     $	    8.8
  Convertible debentures			             $	  149.6 	     $	 (149.6)	     $	     -
---------------------------------------------------------------------------------------------------------------------------------

(c) Rate Regulation Disclosure

Effective December 31, 2004, the Company early adopted the draft guidelines of the CICA for disclosures by entities subject to rate regulation that may apply to the Company in the future. This draft guideline results in incorporating, in the Company's specific instance, a discussion of rate regulation that affects it and how it affects the Company's consolidated financial statements (see Note 3).

(d) Earnings per Share

Commencing with the Company's 2005 fiscal year, proposed amendments to the recommendations of the CICA for the calculation and disclosure of earnings per share (CICA Handbook Section 3500) may apply to the Company. These proposed amendments, in the Company's specific instance, may result in the diluted earnings per share denominator being adjusted, using the reverse treasury stock method, for the theoretical issuance of shares from treasury to settle obligations arising from the issuance of restricted stock units (see Note 9(b)); for purposes of the calculation the Company will be required to assume that shares will be necessary to settle the obligation, and that the shares will be issued from treasury. The Company would not be materially affected by the proposed amendments to the recommendations.

(e) Non-Monetary Transactions

Commencing in the Company's 2005 fiscal year, the amended recommendations of the CICA for measurement of non-monetary transactions (CICA Handbook Section 3830) will apply to the Company. The amended recommendations will result in non-monetary transactions normally being measured at their fair values, unless certain criteria are met. The Company's current operations are not materially affected by the amended recommendations.

(f) Subsequent Events

Commencing in the Company's 2005 fiscal year, the amended recommendations of the CICA for subsequent events (CICA Handbook
Section 3820) will apply to the Company. The amended recommendations will result in closer harmony with the corresponding requirements of U.S. GAAP. The Company will not be materially affected by the amended recommendations.

(g) Comprehensive Income

Tentatively commencing with the Company's 2007 fiscal year, the new recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section 1530) will apply to the Company. The timing is tentative, as application of the recommendations is not permitted prior to the CICA's completion of recommendations for accounting for the recognition and measurement of financial instruments (CICA Handbook
Section 3855) and for hedges (CICA Handbook Section 3865). The concept of comprehensive income for purposes of Canadian GAAP will be to include changes in shareholders' equity arising from unrealized changes in the values of financial instruments.

3. Regulation of Rates Charged to Customers

(a) General

The provision of telecommunications services by the Company through TELUS Communications Inc. and the TELE-MOBILE COMPANY partnership is subject to regulation under provisions of the Telecommunications Act. The regulatory authority designated to implement the Telecommunications Act is the CRTC, which is established pursuant to the terms of the Canadian Radio-television and Telecommunications Act.

Pursuant to Part III of the Telecommunications Act, the CRTC may forbear, conditionally or unconditionally, from regulating the rates for certain telecommunications services, or certain classes of telecommunications service providers, where the CRTC finds that the service or class of service provided by the telecommunications service provider is subject to competition sufficient to protect the interests of users. The TELE-MOBILE COMPANY partnership has, for example, been granted forbearance from regulation in relation to its entire portfolio of wireless and paging services. TELUS Communications Inc., in comparison, has been granted forebearance in relation to the setting of rates for a number of its wireline telecommunications services, including interexchange voice services, wide area network services and retail Internet services. TELUS Communications Inc. also operates as a forborne telecommunications service provider when it provides telecommunications services (primarily business local exchange service) outside of its traditional incumbent serving territory (Alberta, British Columbia and parts of Quebec) and, as such, all of its services are not subject to rate regulation.

The fact that the Company is subject to rate regulation does not result in the Company selecting accounting policies that would differ from generally accepted accounting principles.

Less than one-third of the Company's Communications segment revenues are currently subject to CRTC price regulation and none of the Company's Mobility segment revenues currently are. The major categories of telecommunications services provided by TELUS Communications Inc. that are subject to rate regulation or have been forborne from rate regulation are as follows:


                 Regulated services		                            Forborne services (not subject to rate regulation)
---------------------------------------------------------------------------------------------------------------------------------
* Residential wireline services in incumbent local exchange           * Non-incumbent local exchange carrier services
  carrier regions                                                     * Long distance services
* Business wireline services in incumbent local exchange              * Internet services
  carrier regions                                                     * International telecommunication services
* Competitor services                                                 * Interexchange private line services
* Public telephone services                                           * Certain data services
                                                                      * Cellular, enhanced specialized mobile radio digital
                                                                        ("ESMR digital") and personal communications services
                                                                        digital ("PCS digital")
                                                                      * Other wireless services, including paging
                                                                      * Sale of customer premises equipment ("CPE")

(b)Price Caps Form of Regulation

The CRTC has adopted a form of price cap regulation as the means by which it regulates the prices for the Company's telecommunications rate regulated services. The current four-year price regulation regime commenced on June 1, 2002, with the issuance of the CRTC's
Decision 2002-34.

Rate-setting methodology: Under the current price regulation framework, services are separated into eight service categories, or "sub-baskets". While the Company has a degree of flexibility to raise and lower rates in response to market pressures, prices for the sub-baskets are capped using a formula that depends on the relationship between the inflation rate (as measured by the chain-weighted Gross Domestic Product Price Index) and an estimate of the telephone companies' productivity gains, which the CRTC has set at 3.5% for each of the four years of the current price cap regime, irrespective of the unique operating conditions of each telephone company. On average, rates for basic residential services should not increase unless inflation goes above 3.5% whereas business services rates are allowed to increase equal to the annual inflation rate. Specific details on price cap constraints are as follows:


---------------------------------------------------------------------------------------------------------------------------------
	                                                                       Price cap constraint
                                               ----------------------------------------------------------------------------------
                                                                       Inflation less                          Overriding
                                                                         3.5%                                   maximum
                                                                      productivity            Deferral          annual
Capped sub-basket                                 Inflation              offset	              account(1)        increase
---------------------------------------------------------------------------------------------------------------------------------
Residential services
  In non-high cost service areas			                   X		          X		  5%(2)
  In high cost service areas			                           X				          5%(2)
Business services	                             X						                 10%
Other capped services			                                   X
Competitor services			                                   X
Public telephone services							                                  0%(3)
Services with frozen rates (e.g. 9-1-1 service)							                  0%
---------------------------------------------------------------------------------------------------------------------------------

(1) When inflation is less than 3.5%, an amount equal to the revenue reduction otherwise required by the pricing constraint, but not implemented, will be placed in the deferral account (see Note 1(c), Note 16(a) and Note 17(b)). The Company may subsequently recognize the deferred amounts upon the undertaking of qualifying actions, such as Service Improvement Programs in qualifying non-high cost service areas, rate reductions (including those mandatorily provided to competitors) and/or rebates to customers. The deferral account is the most significant obligation recorded on the Consolidated Balance Sheets that arises from the CRTC's regulatory authority.
(2) For residential optional features, the maximum annual increase is $1 per feature, excepting service bundles.
(3) The rates for payphone services will remain at current levels until the CRTC reviews payphone service policy issues.

(c)	Other Non-Price Cap Regulation

Other: The CRTC has adopted an imputation test filing requirement to set floor prices for rate regulated services. The imputation test filing requirements ensure that the incumbent telephone companies do not reduce rates for services below their costs in an effort to thwart competitive entry or engage in predatory pricing to drive out existing competitors.

Unbundling of essential facilities: In an effort to foster facilities-based competition in the provision of telecommunications services, the CRTC has mandated that certain essential or near-essential facilities be made available to competitors at rates based on their incremental costs plus an approved mark-up. The CRTC has defined essential facilities as facilities which are monopoly controlled, required by competitors as an input to provide services and which cannot be economically or technically duplicated by competitors (which include central office codes, subscriber listings and certain local loops in high-cost service areas). The incumbent local exchange carriers must provide certain non-essential facilities, which the CRTC deems to be near essential, such as local loop facilities in low cost areas and transiting arrangements, at prices determined as if they were essential facilities. This obligation on the part of the incumbent local exchange carriers will continue until the market for near essential loops and transiting arrangements is competitive.

Voice contribution expense and portable subsidy revenue: Local exchange carriers' costs of providing the level of basic residential services that the CRTC requires to be provided in high cost service areas is more than the CRTC allows the local exchange carriers to charge for the level of service. To ameliorate the situation, the CRTC collects contribution payments, in a central fund, from all Canadian telecommunication service providers (including voice, data and wireless service providers) that are then disbursed as portable subsidy payments to subsidize the costs of providing residential telephone services in high cost service areas. The portable subsidy payments are paid based upon a total subsidy requirement calculated on a per line/per band subsidy rate (see
Note 1(c)). The CRTC currently determines, at a national level, the total contribution requirement necessary to pay the portable subsidies and then collects contribution payments from the Canadian telecommunication service providers, calculated as a percentage of their telecommunication service revenue (as defined in CRTC Decision 2000 - 745 and Telecom Order CRTC 2001-220). The final contribution expense rate for 2004 is 1.1% and the interim rate for 2005 has been similarly set at 1.1%. The Company's contributions to the central fund, $59.8 million for the year ended December 31, 2004 (2003 -
$61.7 million), are accounted for as an operations expense and the portable subsidy receipts, $62.1 million for the year ended December 31, 2004 (2003 - $62.8 million), are accounted for as local revenue.

4. Financial Instruments

The Company's financial instruments consist of cash and temporary investments, accounts receivable, investments accounted for using the cost method (see Note 1(p)), accounts payable, restructuring and workforce reduction accounts payable, dividends payable, short-term obligations, long-term debt (including convertible debentures), interest rate swap agreements, restricted stock unit compensation cost hedges (see Note 9(b)) and foreign exchange hedges.

The Company uses various financial instruments, the fair values of some which are not reflected on the balance sheets, to reduce or eliminate exposure to interest rate and foreign currency risks and to reduce or eliminate exposure to increases in the compensation cost arising from a specific grant of restricted stock units. These instruments are accounted for on the same basis as the underlying exposure being hedged. The majority of these instruments, from a notional amount view, which were newly added during 2001, pertain to TELUS' U.S. Dollar borrowing. Use of these instruments is subject to a policy, which requires that no derivative transaction be effected for the purpose of establishing a speculative or a levered position, and sets criteria for the credit worthiness of the transaction counterparties.

Price risk - interest rate: The Company is exposed to interest rate risk arising from fluctuations in interest rates on its temporary investments, short-term obligations and long-term debt.

Price risk - currency: The Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. Dollar denominated long-term debt. Currency hedging relationships have been established for the related semi-annual interest payments and principal payments at maturity (see Note 1(h) and Note 14(b)).

The Company's foreign exchange risk management also includes the use of foreign currency forward contracts to fix the exchange rates on short-term foreign currency transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts on an exception basis only.

As at December 31, 2004, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rates on U.S.$48 million of fiscal 2005 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Mobility segment.

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

Counterparties to the Company's interest rate swap agreements and foreign exchange hedges are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties' credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedges due to its credit rating and those of its counterparties. While the Company is exposed to credit losses due to the nonperformance of its counterparties, the Company considers the risk of this remote; if all counterparties were not to perform, the pre-tax effect would be limited to the value of any deferred hedging asset.

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

								2004		                       2003
	                                             Carrying 			             Carrying
 (millions)                                           amount	     Fair value               amount         Fair value
---------------------------------------------------------------------------------------------------------------------------------
					                                                        (restated - Note 2(b))
Long-term debt
  Principal(1) (Note 14)	                      $ 6,345.3       $	7,342.3 	      $ 6,839.7       $	7,840.2
  Derivative financial instruments(2) used to
    manage interest rate and currency risks
    associated withU.S. dollar denominated debt
    (Note 17(b))		                        1,032.6 	1,299.5 		 739.6 		  858.6
  Derivative financial instruments(2) used to
    manage interest rate risk associated with
    Canadian dollar denominated debt		             - 		    1.3 		    - 		     -
---------------------------------------------------------------------------------------------------------------------------------
	                                              $ 7,377.9       $	8,643.1 	      $ 7,579.3      $  8,698.8
=================================================================================================================================
  Derivative financial instruments(2) used to
    manage changes in compensation costs arising
    from restricted stock units (Note 9(b))	      $	    2.1       $	    6.3 	      $	     - 	     $	     -
=================================================================================================================================
  Derivative financial instruments(2) used to
    manage currency risks arising from U.S. dollar
    denominated temporary investments	              $	    3.4       $	    3.4 	      $	     - 	     $	     -
=================================================================================================================================
  Derivative financial instruments(2) used to
    manage currency risks arising from U.S.
    dollar denominated purchases
      - To which hedge accounting is applied	      $	     - 	      $	   (2.6)	      $	     - 	     $	   (0.1)
      - To which hedge accounting is not applied      $	     - 	      $	   (2.0)	      $	     - 	     $	   (0.2)
=================================================================================================================================

(1)Carrying amount of long-term debt, for purposes of this table, includes the carrying amount of the convertible debenture conversion option.
(2)Notional amount of all derivative financial instruments outstanding is $5,651.6 (2003 - $4,822.9).

5. Restructuring and Workforce Reduction Costs

(a) Overview


Years ended December 31 (millions)	                                2004		                       2003
-------------------------------------------------------------------------------------------------------  ------------------------
                                                                     Operational                             Operational
                                                     Programs         Efficiency                             Efficiency
                                                   initiated in       Program 			               Program
                                                     2004 (b)        (2001-2003) (c)           Total        (2001-2003) (c)
---------------------------------------------------------------------------------------------------------------------------------
Restructuring and workforce reduction costs
  Workforce reduction
   Voluntary	                                      $	     - 	      $	     - 		      $	     - 	      $	    1.9
   Involuntary		                                   49.7 	     - 			   49.7 	   13.1
  Lease termination		                             - 		     - 			     - 		    2.4
  Other		                                            2.0 	    0.9 		    2.9 	   10.9
---------------------------------------------------------------------------------------------------------------------------------
 		                                           51.7 	    0.9 		   52.6 	   28.3
---------------------------------------------------------------------------------------------------------------------------------
Disbursements
  Workforce reduction
   Voluntary (Early Retirement Incentive Plan,
    Voluntary Departure Incentive Plan and other)	     - 		   70.7 		   70.7 	  184.1
  Involuntary and other		                           16.3 	   28.8 		   45.1 	   81.7
  Lease termination		                             - 		    4.0 		    4.0 	    7.9
  Other		                                            1.8 	    1.3 		    3.1 	   14.0
---------------------------------------------------------------------------------------------------------------------------------
		                                           18.1 	  104.8 		  122.9 	  287.7
---------------------------------------------------------------------------------------------------------------------------------
Expenses greater than (less than) disbursements		   33.6 	 (103.9)		  (70.3)	 (259.4)
Restructuring and workforce reduction accounts
 payable and accrued liabilities, beginning of year	     - 		  141.0 		  141.0 	  400.4
---------------------------------------------------------------------------------------------------------------------------------
Restructuring and workforce reduction accounts
 payable and accrued liabilities, end of year	      $	   33.6       $	   37.1 	      $	   70.7       $	  141.0
=================================================================================================================================

(b) Programs Initiated in 2004

In the first quarter of 2004, a departmental reorganization was initiated, primarily in the Communications segment information technology resources area, consolidating from 15 locations to two primary locations. This reorganization, which had an implementation cost in 2004 of approximately $12 million, is expected to enable greater efficiencies of scale and effectiveness of program delivery.

In the third quarter of 2004, a departmental reorganization was initiated in the Communications segment with the merging of two customer-facing business units. The resulting integration and consolidation aimed to improve the Company's competitiveness as well as its operating and capital productivity. This reorganization had an implementation cost in 2004 of approximately
$24 million.

In addition to the foregoing initiatives, the Company had undertaken additional activities in 2004 aimed at improving its operating and capital productivity and competitiveness. These additional activities had a cost in 2004 of approximately $16 million.

(c) Operational Efficiency Program (2001-2003)

In 2001, the Company initiated the phased Operational Efficiency Program aimed at improving the Company's operating and capital productivity and competitiveness. The first phase of the Operational Efficiency Program was to complete merger-related restructuring activities in TELUS Mobility and the reorganization for TELUS Communications. The second phase of the Operational Efficiency Program, which commenced at the beginning of 2002, continued to focus on reducing staff, but also entailed a comprehensive review of enterprise-wide processes to identify capital and operational efficiency opportunities. The third phase of the Operational Efficiency Program, which commenced in the third quarter of 2002, was focused on operationalizing the initiatives identified during the second phase review and included: streamlining of business processes; reducing the TELUS product portfolio and processes that support them; optimizing the use of real estate, networks and other assets; improving customer order management; reducing the scope of corporate support functions; consolidating operational and administrative functions; and consolidating customer contact centres.

As at December 31, 2004, no future costs remain to be recorded under the Operational Efficiency Program (2001-2003), but variances from estimates currently recorded may be recorded in subsequent periods.

(d) 2005

The Company's estimate of restructuring and workforce reduction costs in 2005 is $100 million.

6. Financing Costs

Years ended December 31 (millions) 					                        2004		2003
---------------------------------------------------------------------------------------------------------------------------------
					                                                                   (restated - Note 2(b))
Interest on long-term debt					                              $	  647.0       $	  678.0
Interest on short-term obligations and other 						            8.5 	    5.0
Foreign exchange(1)						                                   (3.1)	   (0.4)
---------------------------------------------------------------------------------------------------------------------------------
					        	                                          652.4 	  682.6
Interest income
  Interest on tax refunds						                          (26.2)	  (38.9)
  Other interest income						                          	  (12.9)	   (4.4)
---------------------------------------------------------------------------------------------------------------------------------
						                                                  (39.1)	  (43.3)
---------------------------------------------------------------------------------------------------------------------------------
					                                                      $	  613.3       $	  639.3
=================================================================================================================================

(1) For the year ended December 31, 2004, these amounts include gains (losses) of $(0.6) (2003 - $0.5) in respect of cash flow hedge ineffectiveness; no gains or losses were experienced arising from fair value hedge ineffectiveness.

7. Income Taxes

Years ended December 31 (millions) 					                        2004		2003
---------------------------------------------------------------------------------------------------------------------------------
					                                                                  (restated - Note 2(b))
Current					                                                      $	 (125.8)      $	 (221.7)
Future						                                                  380.9 	  394.4
---------------------------------------------------------------------------------------------------------------------------------
 					                                                      $	  255.1       $	  172.7
=================================================================================================================================

The Company's income tax expense differs from that calculated by applying statutory rates for the following reasons:


Years ended December 31 ($ in millions) 	              2004		                       2003
---------------------------------------------------------------------------------------------------------------------------------
			                                                                                  (restated - Note 2(b))
Basic blended federal and provincial tax at
 statutory income tax rates	                      $	  286.6            34.7%	      $	  185.7            37.1%
Tax rate differential on, and consequential
 adjustments from, settlement of prior year
 tax issues		                                  (50.3)	                          (49.7)
Revaluation of future tax assets and liabilities
 for changes in statutory income tax rates		  (12.9)			 	   13.6
Share option compensation		                    6.6 				     -
Other		                                            6.6 				    1.8
---------------------------------------------------------------------------------------------------------------------------------
		                                          236.6 	   28.7%	          151.4 	   30.3%
Large corporations tax		                           18.5 				   21.3
---------------------------------------------------------------------------------------------------------------------------------

Income tax expense per Consolidated Statements
 of Income	                                      $	  255.1 	   30.9%	     $	  172.7 	   34.5%
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

(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Capital assets
  Property, plant, equipment, other and intangible assets subject to amortization	      $	  (13.4)      $	   95.3
  Intangible assets with indefinite lives					                 (991.9)       (1,007.0)
Reserves not currently deductible				 	                          167.9 	  156.1
Losses available to be carried forward					 		          424.9 	  622.2
Other					                                                          (41.2)           56.4
---------------------------------------------------------------------------------------------------------------------------------
				                                                              $	 (453.7)      $   (77.0)
=================================================================================================================================
Presented on the Consolidated Balance Sheets as:
  Future tax assets
    Current					                                              $   438.4       $	  304.0
    Non-current						                                           99.8 	  626.0
---------------------------------------------------------------------------------------------------------------------------------
 						                                                  538.2 	  930.0
Future tax liabilities						                                 (991.9)       (1,007.0)
---------------------------------------------------------------------------------------------------------------------------------
Net future tax assets (liabilities)					                      $  (453.7)      $	  (77.0)
=================================================================================================================================

The Company expects to be able to fully utilize its non-capital losses over the next several years. The Company's assessment is that the risk of expiry of such non-capital losses is remote.

The Company conducts research and development activities, which are eligible to earn Investment Tax Credits. During the year ended December 31, 2004, the Company recorded Investment Tax Credits of $0.6 million (2003 - $1.5 million) of which $0.6 million (2003 - $1.3 million) was recorded as a reduction of "Operations expense" and the balance was recorded as a reduction of capital expenditures.

8. Per Share Amounts

Basic income per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted income per Common Share and Non-Voting Share is calculated to give effect to share options and warrants and shares issuable on conversion of debentures.

The following tables present the reconciliations of the numerators and denominators of the basic and diluted per share computations.

Years ended December 31 (millions)								2004		2003
---------------------------------------------------------------------------------------------------------------------------------
					                                                                  (restated - Note 2(b))
Net income					                                              $	  565.8       $	  324.4
Deduct:
  Preference and preferred share dividends						            1.8 	    3.5
  Redemption premium on preference and preferred shares in excess of
    amount chargeable to contributed surplus (Note 15(b))			                    2.3 	     -
---------------------------------------------------------------------------------------------------------------------------------
Diluted Common Share and Non-Voting Share income		                              $	  561.7       $	  320.9
=================================================================================================================================
Years ended December 31 (millions)					                        2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Basic total weighted average Common Shares and Non-Voting Shares outstanding			  355.3 	  349.3
Effect of dilutive securities
   Exercise of share options and warrants						            2.3 	    2.5
---------------------------------------------------------------------------------------------------------------------------------
Diluted total weighted average Common Shares and Non-Voting Shares outstanding			  357.6 	  351.8
=================================================================================================================================

For the year ended December 31, 2004, certain outstanding share options, in the amount of 7.9 million (2003 - 17.9 million) were not included in the computation of diluted income per Common Share and Non-Voting Share because the share options' exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods. Convertible debentures, which were convertible into 3.8 million shares, were not included in the computation of diluted income per Common Share and Non-Voting Share as they were antidilutive.

9. Share-Based Compensation

(a) Share Options

Effective January 1, 2004, for purposes of Canadian generally accepted accounting principles, the Company applies the fair value based method of accounting for share-based compensation awards granted to employees. As the Company has selected the retroactive application without restatement method (see Note 2(a)), it must disclose the impact on net income and net income per Common Share and Non-Voting Share as if the fair value based method of accounting for the share-based compensation had been applied in the comparative period.

Years ended December 31 (millions except per share amounts)					2004		2003
---------------------------------------------------------------------------------------------------------------------------------
					                                                                  (restated - Note 2(b))
Net income
  As reported					                                              $	  565.8       $	  324.4
  Add: Share-based compensation arising from share options included in reported net income	   19.1 	     -
  Deduct: Share-based compensation arising from share options determined under the fair
    value based method for all awards			                                          (19.1)	  (18.4)
---------------------------------------------------------------------------------------------------------------------------------
  Pro forma					                                              $	  565.8       $	  306.0
=================================================================================================================================
Net income per Common Share and Non-Voting Share
  Basic
   As reported (using fair value method)					              $	    1.58 	  N/A(2)
   As reported (using intrinsic value method)						        N/A(1)(2)     $	    0.92
Pro forma (using fair value method)					                      $	    1.58      $	    0.87
  Diluted
   As reported (using fair value method)					              $	    1.57 	  N/A(2)
   As reported (using intrinsic value method)						        N/A(1)(2)     $	    0.91
   Pro forma (using fair value method)					                      $	    1.57      $	    0.86

(1) For the year ended December 31, the per share amount of share-based compensation arising from share options determined under the fair value based method for all awards per Common Share and Non-Voting Share would be $0.05 basic and diluted.
(2) N/A - Net income per Common Share and Non-Voting Share have not been presented using the method indicated in the period indicated.

As only share options granted after 2001 are included, these disclosures are not likely to be representative of the effects on reported net income for future years. These disclosures reflect weighted average fair values of $7.76 (2003 - $6.63) for options granted in the year ended December 31, 2004. Share options typically vest over a three-year period and the vesting method of options, which is determined at the date of grant, may be either cliff or graded. The fair value of each option granted is estimated at the time of grant using the Black-Scholes model with weighted average assumptions for grants as follows:

												2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Risk free interest rate					                                            3.9%	    4.5%
Expected lives (years)					                                            4.5		    4.5
Expected volatility					                                           40.0%	   40.0%
Dividend yield					                                                    2.5%	    2.9%
---------------------------------------------------------------------------------------------------------------------------------

Had weighted average assumptions for grants of share options that are reflected in the disclosures above been varied by 10 per cent and 20 per cent changes, the compensation cost arising from share options for the year ended
December 31, 2004, would have varied as follows:

                                                                                                Hypothetical change
                                                                                                 in assumptions(1)
($ in millions)	                                                                                10%	        20%
---------------------------------------------------------------------------------------------------------------------------------
Risk free interest rate					                                      $	    0.4       $	    0.8
Expected lives (years)				                                              $	    0.6       $	    1.1
Expected volatility					                                      $	    1.6       $	    3.2
Dividend yield					                                              $	    0.6       $	    1.2
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

(b) Other Share-Based Compensation

The Company uses restricted stock units as a form of incentive compensation. Each restricted stock unit is equal in value to one Non-Voting Share and the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share are recorded as additional restricted stock units during the life of the restricted stock unit. The restricted stock units become payable as they vest over their lives (typically the vesting period is 33 months and the vesting method, which is determined at the date of grant, may be either cliff or graded). Reflected in the Consolidated Statements of Income as "Operations expense" for the year ended December 31, 2004, is compensation expense arising from restricted stock units of $9.4 million (2003 - $1.6 million).

The following table presents a summary of the activity related to the Company's restricted stock units.

Years ended December 31	                                        2004		                       2003
---------------------------------------------------------------------------------------------------------------------------------
                                                     Number of                               Number of
                                                    restricted         Weighted             restricted         Weighted
                                                    stock units      average price	    stock units	     average price
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year		              316,630 		                       77,970
Issued
  Initial allocation		                      884,624 	       $   24.11 	      229,973 	       $   16.35
  In lieu of dividends		                       27,479 		   25.02 		8,687 		   20.34
Settled		                                     (184,513)		   25.04 		 - 		     -
Forfeited and cancelled		                      (45,733)		   26.31 	 	 - 		     -
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of year	               	      998,487 				      316,630
=================================================================================================================================

With respect to restricted stock units issued in the first quarter of 2004, and which cliff vest in the fourth quarter of 2006, the Company entered into a cash-settled equity forward agreement that fixes the cost to the Company at $26.61 per restricted stock unit in respect of 652,550 restricted stock units. The counterparty of the cash-settled equity forward agreement is a highly rated financial institution and the Company does not anticipate any non-performance. TELUS has not required collateral or other security from the counterparty due to its assessment of their creditworthiness (see Note 4).

10. Accounts Receivable

On July 26, 2002, TELUS Communications Inc., a wholly-owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, with an arm's-length securitization trust under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully-serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This "revolving-period" securitization agreement has an initial term ending July 18, 2007. TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the initial term; at December 31, 2004, the rating was BBB (high).

(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Total managed portfolio	                                                                      $	1,021.7       $	1,036.9
Securitized receivables		                                                                 (181.3)	 (369.5)
Retained interest in receivables sold		                                                   23.1 	   56.4
---------------------------------------------------------------------------------------------------------------------------------
Receivables held	                                                                      $	  863.5       $	  723.8
=================================================================================================================================

For the year ended December 31, 2004, the Company recognized losses of $1.1 million (2003 - $3.9 million) on the sale of receivables arising from the securitization.

Cash flows from the securitization are as follows:

Years ended December 31 (millions)								2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization, beginning of year		                      $	  300.0       $	  475.0
Proceeds from new securitizations						                     - 	           34.0
Securitization reduction payments						                 (150.0)	 (209.0)
---------------------------------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization, end of year					      $	  150.0       $	  300.0
=================================================================================================================================
Proceeds from collections reinvested in revolving period securitizations		      $	1,745.6       $	4,112.3
=================================================================================================================================
Proceeds from collections pertaining to retained interest		                      $	  313.6       $	  875.1
=================================================================================================================================

The key economic assumptions used to determine the loss on sale of receivables, the future cash flows and fair values attributed to the retained interest (see
Note 1(l)) are as follows:

Years ended December 31										2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Expected credit losses as a percentage of accounts receivable sold			            1.4%	   1.5%
Weighted average life of the receivables sold (days)					             39  	    40
Effective annual discount rate					                 	            3.4%	   4.3%
Servicing					                                 	            1.0%	   1.0%
---------------------------------------------------------------------------------------------------------------------------------

Generally, the sold trade receivables do not experience prepayments.

At December 31, 2004, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10 per cent and 20 per cent changes in those assumptions are as follows:

	                                                                                   Hypothetical change
                                                                                            in assumptions(1)
($ in millions)							2004		        10%		        20%
---------------------------------------------------------------------------------------------------------------------------------
Carrying amount/fair value of future cash flows		      $	   23.1
Expected credit losses as a percentage of accounts
 receivable sold				                                      $	    0.2 	      $	    0.4
Weighted average life of the receivables sold (days)				      $	     - 		      $	     -
Effective annual discount rate					                      $	     - 		      $	     -
---------------------------------------------------------------------------------------------------------------------------------

(1)These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in an increased value, and unfavourable hypothetical changes in the assumptions result in a decreased value, of the retained interest in receivables sold. As the figures indicate, changes in fair value based on a 10 per cent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in increased credit losses), which might magnify or counteract the sensitivities.

11. Capital Assets

(a) Capital Assets, Net

                                                                    Accumulated
                                                                  Depreciation and
                                                        Cost	    Amortization	          Net Book Value
---------------------------------------------------------------------------------------------------------------------------------
(millions)					 						2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Property, plant, equipment and other
  Telecommunications assets	                      $	17,205.0     $ 11,337.1 	     $	5,867.9      $	6,002.4
  Assets leased to customers		                   421.3 	  368.4 		   52.9 	   60.0
  Buildings and leasehold improvements		         1,672.8 	  820.2 		  852.6 	  832.0
  Office equipment and furniture		           969.5 	  715.7 		  253.8 	  265.0
  Assets under capital lease		                    15.6 	    3.9 		   11.7 	   14.2
  Other		                                           328.4 	  237.3 		   91.1 	  113.8
  Land		                                            46.8 	     - 			   46.8 	   49.0
  Plant under construction		                   329.6 	     - 			  329.6 	  405.0
  Materials and supplies		                    21.8 	     - 			   21.8 	   22.9
---------------------------------------------------------------------------------------------------------------------------------
		                                        21,010.8       13,482.6 		7,528.2 	7,764.3
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
  Subscriber base		                           362.9 	   94.7 		  268.2 	  289.7
  Software		                                 1,160.4 	  772.0 		  388.4 	  473.7
  Access to rights-of-way and other		           123.5 	   43.1 		   80.4 	   81.3
---------------------------------------------------------------------------------------------------------------------------------
 		                                         1,646.8 	  909.8 		  737.0 	  844.7
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets with indefinite lives
  Spectrum licences(1)		                         3,974.3        1,018.5 		2,955.8 	2,954.6
---------------------------------------------------------------------------------------------------------------------------------

	                                              $	26,631.9     $ 15,410.9 	     $ 11,221.0      $ 11,563.6
=================================================================================================================================

(1)Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

Included in capital expenditures for the year ended December 31, 2004, were-additions of intangible assets subject to amortization of $227.8 million (2003 - $213.0 million) and intangible assets with indefinite lives of $1.2 million (2003 - $1.5 million).

The Company's estimate of 2005 expenditures for capital assets is approximately $1,300 million to $1,400 million. Purchase commitments have been made in connection with a portion of these capital assets as at December 31, 2004. In January 2005, the Company acquired, at auction, spectrum licences for $8.8 million.

(b) Intangible Assets Subject to Amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at December 31, 2004, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
---------------------------------------------------------------------------------------------------------------------------------
2005			                                                                                      $   259.9
2006				                                                                                  152.8
2007				                                                                                   63.4
2008				                                                                                   14.3
2009				                                                                                    8.5

(c) Intangible Assets with Indefinite Lives

As referred to in Note 1(b) and Note 1(f), the carrying value of intangible assets with indefinite lives and goodwill are periodically tested for impairment and this test represents a significant estimate for the Company. There is a material degree of uncertainty with respect to this estimate given the necessity of making key economic assumptions about the future. The Company considers a range of reasonably possible amounts and decides upon an amount that represents management's best estimate. If the future was to adversely differ from management's best estimate of key economic assumptions and associated cash flows were to be materially adversely affected, the Company could potentially experience future material impairment charges in respect of its intangible assets with indefinite lives and goodwill.

Consistent with current industry-specific valuation methods, the Company uses a discounted cash flow model combined with a market-based approach as a part of determining the fair value of its spectrum licences and goodwill. The discounted cash flow methodology uses management's best estimate of the cash flows and a discount rate established by calculating a weighted average cost of capital for each reporting unit. The market comparable approach uses current (at the time of test) market consensus estimates and equity trading prices for U.S. and Canadian firms in the same industry. In addition, the Company ensures that the combination of the valuations of the reporting units is reasonable based on current market values of the Company.

Based upon sensitivity testing conducted as a part of the December 2004 annual test, and the results of operations for 2004, the Company estimates that its annual cash flows would be sufficient to recover its carrying value of its intangible assets with indefinite lives and goodwill. A component of the sensitivity testing was a break-even analysis; an assumption of no growth rate, with all other assumptions being held constant, resulted in the Company continuing to be able to recover its carrying value of intangible assets with indefinite lives and goodwill for the foreseeable future. Stress testing included moderate declines in annual cash flows with all other assumptions being held constant; this too resulted in the Company continuing to be able to recover its carrying value of intangible assets with indefinite lives and goodwill for the foreseeable future.

12. Goodwill

For the year ended December 31, 2004, goodwill additions, arising from acquisitions and other, and in 2003, contingent consideration paid in respect of a prior year's acquisition, were $8.8 million (2003 - $1.2 million). For the year ended December 31, 2004, there were no reductions of goodwill (2003 -
$7.8 million arising from the disposition of minor businesses).

The 2004 goodwill addition, none of which is expected to be deductible for tax purposes, arose from the November 15, 2004, cash acquisition of ADCOM, Inc., a national videoconferencing company. Effective the same date, ADCOM, Inc.'s results are included in the Company's Consolidated Statements of Income and are included in the Company's Communications segment.

The following is a summarized balance sheet disclosing the fair values assigned to each major asset and liability class as at the date of acquisition:

(millions)
---------------------------------------------------------------------------------------------------------------------------------
Assets
  Current Assets			                                                                      $	    5.9
---------------------------------------------------------------------------------------------------------------------------------
  Capital Assets, Net
    Property, plant, equipment and other				                                            1.0
    Intangible assets subject to amortization(1)				                                    1.5
---------------------------------------------------------------------------------------------------------------------------------
				                                                                                    2.5
---------------------------------------------------------------------------------------------------------------------------------
Other Assets
  Future income taxes				                                                                    2.9
  Goodwill				                                                                            6.9
---------------------------------------------------------------------------------------------------------------------------------
				                                                                                    9.8
---------------------------------------------------------------------------------------------------------------------------------
			                                                                                      $	   18.2
=================================================================================================================================
Liabilities
  Current Liabilities			                                                                      $	    5.6
  Future Income Taxes				                                                                    0.4
---------------------------------------------------------------------------------------------------------------------------------
				                                                                                    6.0
---------------------------------------------------------------------------------------------------------------------------------
Purchase Price				                                                                           12.2
---------------------------------------------------------------------------------------------------------------------------------
			                                                                                      $	   18.2
=================================================================================================================================

(1)Intangible assets subject to amortization will be amortized on a straight-line basis over four years.

In February 2005, the Company invested approximately $26.5 million in a joint venture, with operations in Asia, which provides inbound sales and customer care solutions to U.S.-based clients.

13. Short-term Obligations

At December 31, 2004, the Company's available bilateral bank facilities totalled $74 million (2003 - $74 million), none of which was utilized in the form of an overdraft (2003 - $3.3 million) and $7.2 million (2003 -
$24 million) was utilized as outstanding undrawn letters of credit.

14. Long-Term Debt

(a) Details of Long-Term Debt

($ in millions)
Series	                                             	Rate		Maturity                2004		2003
---------------------------------------------------------------------------------------------------------------------------------
						                                                          (restated - Note 2(b))
TELUS Corporation Notes
       CA					       7.5%(1)		June 2006	    $  1,574.6 	     $	1,572.1
      U.S.		                               7.5%(1)		June 2007	       1,398.6 		1,507.4
      U.S.		                               8.0%(1)		June 2011	       2,303.9 		2,484.4
---------------------------------------------------------------------------------------------------------------------------------
						                                               5,277.1 		5,563.9
---------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Convertible Debentures
		                                      6.75%(1)		June 2010		 141.6 		  140.4
---------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Credit Facilities	                 -%(2)	         May 2008		    - 		    7.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Debentures
       1		                             12.00%(1)	         May 2010		  50.0 		   50.0
       2		                             11.90%(1)	    November 2015		 125.0 		  125.0
       3		                             10.65%(1)		June 2021		 175.0 		  175.0
       5		                              9.65%(1)	       April 2022		 249.0 		  249.0
       A		                              9.50%(1)	      August 2004		    - 		  189.5
       B		                              8.80%(1)	   September 2025		 200.0 		  200.0
---------------------------------------------------------------------------------------------------------------------------------
						                                                 799.0 		  988.5
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. First Mortgage Bonds(3)
       U		                             11.50%(1)		July 2010		  30.0 		   30.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Medium Term Notes(3)
       1		                              7.10%(1)	    February 2007		  70.0 		   70.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Medium Term Note Debentures
       96-9		                             6.375%(1)	      August 2004		    - 		   20.0
       99-1		                              7.25%(1)	        June 2030		   0.1 		    0.1
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                   0.1 		   20.1
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Senior Discount Notes		                                            - 		    0.4
---------------------------------------------------------------------------------------------------------------------------------
Capital leases issued at varying rates of interest from 4.1% to 8.5% and maturing
 on various dates up to 2011	                                                                  10.7 		   10.3
---------------------------------------------------------------------------------------------------------------------------------
Other 			                                                                           8.0 		    0.3
---------------------------------------------------------------------------------------------------------------------------------
Total debt						                                       6,336.5 		6,830.9
Less - current maturities					                                   4.3 		  221.1
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt				                                                    $  6,332.2 	     $  6,609.8
=================================================================================================================================

(1) Interest is payable semi-annually.
(2) Weighted average rate as at December 31, 2004 (December 31, 2003 -
    4.875%).
(3) Pursuant to a July 1, 2004, internal transaction between two wholly-owned subsidiaries, these former TELUS Communications (Quebec) Inc. debts became obligations of TELUS Communications Inc. on July 1, 2004.

(b) TELUS Corporation Notes

The notes are senior, unsecured and unsubordinated obligations of the Company and rank equally in right of payment with all existing and future unsecured, unsubordinated obligations of the Company, are senior in right of payment to all existing and future subordinated indebtedness of the Company, and are effectively subordinated to all existing and future obligations of, or guaranteed by, the Company's subsidiaries.

The indentures governing the notes contain certain covenants which, among other things, place limitations on the ability of TELUS and certain of its subsidiaries to: grant security in respect of indebtedness, enter into sale and lease-back transactions and incur new indebtedness.

2006 (Canadian Dollar) Notes: In May 2001, the Company issued $1.6 billion Notes at a price of $992.30 per $1,000.00 of principal to the public. The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days' prior notice, at a redemption price equal to the greater of (a) the present value of the notes discounted at the Government of Canada yield plus 35 basis points, or
(b) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

2006 Interest Rate Swap Agreements: In 2004 the Company entered into a series of interest rate swap agreements which result in the notional conversion of $500 million of the 2006 (Canadian Dollar) Notes from a fixed interest rate of 7.5% to a floating interest rate based upon the three-month Banker's Acceptance Canadian Dollar Offered Rate plus a spread. The counterparties of the swap agreements are highly rated financial institutions and the Company does not anticipate any non-performance. TELUS has not required collateral or other security from the counterparties due to its assessment of their creditworthiness (see Note 4).

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

2007 and 2011 Cross Currency Interest Rate Swap Agreements: With respect to the 2007 and 2011 (U.S. Dollar) Notes, U.S.$3.1 billion (2003 - U.S.$3.1 billion) in aggregate, the Company entered into cross currency interest rate swap agreements which effectively convert the principal repayments and interest obligations to Canadian dollar obligations with effective fixed interest rates of 8.109% (2003 - 8.109%) and 8.493% (2003 - 8.493%), respectively.

The cross currency interest rate swap agreements contain an optional early termination provision which states that either party may elect to terminate these swap agreements on May 30, 2006, if (1) the highest of the long term unsecured unsubordinated debt ratings of the Company falls below BBB as determined by Standard & Poor's Rating Services or Baa2 as determined by Moody's Investors Service or (2) in the case of these two ratings having a difference of two or more rating increments, the lower of the two ratings is below BBB- or Baa3 or (3) the rating for the Company's counterparties fall below A or A2.

The counterparties of the swap agreements are highly rated financial institutions and the Company does not anticipate any non-performance. TELUS has not required collateral or other security from the counterparties due to its assessment of their creditworthiness (see Note 4).

As disclosed in Note 1(g), the Company translates items such as the U.S. Dollar notes into equivalent Canadian dollars at the rate of exchange in effect at the balance sheet date. The swap agreements, which at December 31, 2004, comprised a deferred hedging liability of $1,032.6 million (see Note 17(b)) (2003 - $739.6 million), in addition to fixing the Company's effective interest rate, effectively fix the economic exchange rate of the U.S. Dollar notes at $1.54:U.S.$1.00 (2003 - $1.54:U.S.$1.00). The asset value of the swap agreements increases (decreases) when the balance sheet date exchange rate increases (decreases) the Canadian dollar equivalent of the U.S. Dollar notes.

(c) TELUS Corporation Convertible Debentures

The 6.75% convertible debentures are unsecured, subordinated obligations of the Company which mature on June 15, 2010, and are convertible at the holders' option into Non-Voting Shares of the Company at a rate reflecting a share price of $39.73. The convertible debentures were not redeemable prior to June 15, 2003. Redemption in the period from June 15, 2003, through June 15, 2005, is allowed provided that the average trading price of the Non-Voting Shares for a defined period exceeds 125% of the conversion price.

The holder's embedded conversion option is valued using the residual value approach and continues to be presented as a component of shareholders' equity (see Note 2(b) and Note 15(a)).

On February 16, 2005, the Company announced its intention to redeem its $149.6 million of 6.75% convertible debentures at par, plus accrued and unpaid interest, on June 16, 2005.

(d) TELUS Corporation Credit Facilities

TELUS Corporation's syndicated bank credit facilities at December 31, 2004, consist of: i) an $800 million (or U.S. Dollar equivalent) revolving credit facility expiring on May 7, 2008, used for general corporate purposes, and ii) an $800 million (or U.S. Dollar equivalent) 364-day revolving credit facility which is extendible at the Company's option on a non-revolving basis for any amounts outstanding on May 6, 2005, for one year on a non-revolving basis. These new facilities, which were put in place in the second of quarter of 2004, replaced the Company's existing committed credit facilities prior to the availability termination dates of such facilities.

TELUS Corporation's credit facilities are unsecured and bear interest at prime rate, U.S. Dollar Base Rate, a bankers' acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the credit facilities), plus applicable margins. The credit facilities contain customary representations and warranties and covenants including two financial quarter end financial ratio tests. The financial ratio tests are that the Company may not permit its long-term debt to operating cash flow ratio to exceed 4.0:1 and may not permit its operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facilities.

Continued access to TELUS Corporation's credit facilities is not contingent on the maintenance by TELUS Corporation of a specific credit rating.

Outstanding undrawn letters of credit, as at December 31, 2004, under the facility maturing May 7, 2008, totalled $102.6 million. The 364-day facility was undrawn at year-end and there were no outstanding undrawn letters of credit.

(e) TELUS Communications Inc. Debentures

The outstanding Series 1 through 5 debentures were issued by BC TEL, a predecessor corporation of TELUS Communications Inc., under a Trust Indenture dated May 31, 1990 and are non-redeemable.

The outstanding Series A Debentures and Series B Debentures were issued by AGT Limited, a predecessor corporation of TELUS Communications Inc., under a Trust Indenture dated August 24, 1994 and a supplemental trust indenture dated September 22, 1995 relating to Series B Debentures only. They are redeemable at the option of the Company, in whole at any time or in part from time to time, on not less than 30 days' notice at the Government of Canada Yield plus 15 basis points. During 1995 the Company terminated an interest rate swap contract relating to the Series A Debentures and realized a gain on early termination in the amount of $16.8 million which was being amortized and credited to interest expense over the remaining term of the Series A Debentures. The amortization of the gain resulted in an effective rate of interest on Series A Debentures in 2004 of 8.79% (2003 - 8.79%).

Pursuant to an amalgamation on January 1, 2001, all these Debentures became obligations of TELUS Communications Inc. The debentures are not secured by any mortgage, pledge or other charge and are governed by certain covenants including a negative pledge and a limitation on issues of additional debt, subject to a debt to capitalization ratio and interest coverage test.

(f) TELUS Communications Inc. First Mortgage Bonds

The first mortgage bonds are secured by an immovable hypothec and by a movable hypothec charging specifically certain immovable and movable property of the subsidiary TELUS Communications Inc., such as land, buildings, equipment, apparatus, telephone lines, rights-of-way and similar rights limited to certain assets located in the province of Quebec. The first mortgage bonds are not redeemable prior to maturity. Pursuant to a corporate reorganization effected July 1, 2004, the outstanding TELUS Communications (Quebec) Inc. First Mortgage Bonds became obligations of TELUS Communications Inc.

(g) TELUS Communications Inc. Medium Term Note Program

The medium term notes were issued under a trust indenture dated September 1, 1994 as supplemented from time to time, and are unsecured and not redeemable prior to maturity. New issues of medium term notes are subject to restrictions as to debt ratio and interest coverage. Pursuant to a corporate reorganization effected July 1, 2004, the outstanding TELUS Communications (Quebec) Inc. Medium Term Notes became obligations of TELUS Communications Inc.

(h) TELUS Communications Inc. Medium Term Note Programs

At December 31, 2004, TELUS Communications Inc. had one series of extendible medium term notes outstanding. These unsecured notes were originally issued by BC TEL pursuant to a Trust Indenture dated May 31, 1990 and a supplement dated October 24, 1994. In June 2000, $200 million of 6.4% notes were issued that were to mature in June 2003 and were extendible to 2030 at the option of the holder. If extended, the coupon rate increases to 7.25%. In June 2003, $150.9 million of the notes matured and were repaid. At December 31, 2004, the remaining series of medium term notes has maturities of $0.1 million in 2030.

(i) TELUS Communications Inc. Senior Discount Notes

In June 2001, the indentures governing the notes were amended by supplemental indentures pursuant to an Offer to Repay and Consent Solicitation. The effect of the supplemental indentures was to remove the limitations on business activities previously imposed by restrictive covenants. The Offer to Repay resulted in the redemption of approximately 99.9% of the four series of Senior Discount Notes. Pursuant to a corporate reorganization effected September 30, 2002, the outstanding Clearnet Inc. Senior Discount Notes became obligations of TELUS Communications Inc.

(j) Debt Covenants

As at December 31, 2004, the Company and its subsidiaries are in compliance with all of their debt covenants.

(k) Long-Term Debt Maturities

Anticipated requirements to meet long-term debt repayments during each of the five years ending December 31 are as follows:

(millions)					                                                              Total(1)
---------------------------------------------------------------------------------------------------------------------------------
2005					                                                                      $	    4.3
2006						                                                                1,586.5
2007						                                                                1,870.4
2008					                                                                 	    2.8
2009						                                                                    0.9

(1) Where applicable, repayments reflect hedged foreign exchange rates

15. Shareholders' Equity

(a)	Details of Shareholders' Equity

($ in millions except per share amounts)	                                                   2004	          2003
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                           (restated - Note 2(b))
Convertible debentures conversion option (Note 14(c))	                                         $  8.8          $  8.8
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Preference Shares and Preferred Shares (b)
  Authorized	                         Amount
   Non-voting first preferred shares 	   Unlimited
	                                                                       Redemption
Issued	                                 Amount	                               Premium
Cumulative
  $6.00	  Preference		           - (Dec. 31, 2003 - 8,090)	       10.0%		     - 	            0.8
  $4.375  Preferred		           - (Dec. 31, 2003 - 53,000)	        4.0%		     - 	            5.3
  $4.50	  Preferred		           - (Dec. 31, 2003 - 47,500)	        4.0%		     - 	            4.8
  $4.75	  Preferred		           - (Dec. 31, 2003 - 71,250)	        5.0%		     - 	            7.1
  $4.75	  Preferred (Series 1956)	   - (Dec. 31, 2003 - 71,250)	        4.0%		     - 	            7.1
  $5.15	  Preferred		           - (Dec. 31, 2003 - 114,700)	        5.0%		     - 	           11.5
  $5.75	  Preferred		           - (Dec. 31, 2003 - 96,400)	        4.0%		     - 	            9.6
  $6.00	  Preferred		           - (Dec. 31, 2003 - 42,750)	        5.0%		     - 	            4.3
  $1.21	  Preferred 		           - (Dec. 31, 2003 - 768,400)	        4.0%		     - 	           19.2
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                     - 	           69.7
---------------------------------------------------------------------------------------------------------------------------------
Preferred equity
  Authorized	                         Amount
    First Preferred Shares	      1,000,000,000
    Second Preferred Shares	      1,000,000,000
Common equity
  Shares
    Authorized	                        Amount
      Common Shares	              1,000,000,000
      Non-Voting Shares	              1,000,000,000
    Issued
      Common Shares (c)		                                                                2,407.5 	2,349.1
      Non-Voting Shares (c)		                                                        3,426.7 	3,296.6
  Options and warrants (d)		                                                           26.9 	   51.5
  Accrual for shares issuable under channel stock incentive plan (e)		                    0.8 	    0.6
  Cumulative foreign currency translation adjustment		                                   (2.2)	   (2.7)
  Retained earnings		                                                                1,008.1 	  741.7
  Contributed surplus (f)		                                                          149.0 	    5.9
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                7,016.8         6,442.7
---------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity	                                                              $ 7,025.6       $ 6,521.2
=================================================================================================================================

(b) TELUS Communications Inc. Preference and Preferred Shares

Pursuant to its right to redeem the Preference and Preferred shares upon giving three months' previous notice, on March 25, 2004, TELUS Communications Inc. issued notices of redemption for all nine classes of its outstanding publicly traded preference and preferred shares for redemption during the third quarter of 2004 for total consideration of approximately $72.8 million. Of the redemption premium of $3.1 million, $0.8 million is chargeable against contributed surplus with the balance being charged to retained earnings.

(c) Changes in Common Shares and Non-Voting Shares

Years ended December 31						2004					2003
---------------------------------------------------------------------------------------------------------------------------------
                                                      Number of       Amount                 Number of        Amount
                                                       shares	    (millions)		      shares	    (millions)
---------------------------------------------------------------------------------------------------------------------------------
Common Shares
  Beginning of year		                       190,800,015    $ 2,349.1 	    187,271,994      $	2,275.1
  Exercise of share options (g)		                   267,584 	    6.5 	         36,682 	    0.7
  Employees' purchase of shares (h)		         2,235,290 	   56.1 	      3,175,129 	   67.1
  Dividends reinvested in shares		           201,560 	    5.2 	        316,210 	    6.2
  Purchase of shares for cancellation pursuant
     to normal course issuer bid (i)		          (755,711)	   (9.4)		   - 		     -
---------------------------------------------------------------------------------------------------------------------------------
  End of year		                               192,748,738    $	2,407.5 	    190,800,015      $  2,349.1
=================================================================================================================================
Non-Voting Shares
  Beginning of year		                       161,042,369    $	3,296.6 	    158,407,931      $	3,243.2
  Transitional amount for share-based
    compensation arising from share
    options (Note 2(a))		                             - 		    0.4 		   - 		     -
---------------------------------------------------------------------------------------------------------------------------------
  Adjusted opening balance	             	       161,042,369 	3,297.0 	   158,407,931 		3,243.2
  Exercise of warrants (d)		                   190,989 	    7.1 	          - 		     -
  Channel stock incentive plan (e)		            46,075 	    1.1 	        46,150 		    1.0
  Exercise of share options (g)		                 4,231,196 	  112.4 	       346,357 		   11.6
  Acquisitions (j)		                              - 	     - 		          (16)		     -
  Dividend Reinvestment and Share Purchase Plan (k)
    Dividends reinvested in shares		         1,709,610 	   38.3 	      2,189,432 	   39.8
    Optional cash payments		                    34,284          0.8 	         52,515 	    1.0
  Purchase of shares for cancellation pursuant
    to normal course issuer bid (i)		        (1,451,400)	  (30.0)	           - 		     -
---------------------------------------------------------------------------------------------------------------------------------
  End of year		                               165,803,123   $  3,426.7 	    161,042,369      $	3,296.6
=================================================================================================================================

(d) Options and Warrants

Upon its acquisition of Clearnet Communications Inc. ("Clearnet") in 2000, the Company was required to record the intrinsic value of Clearnet options and warrants outstanding at that time. As these options and warrants are exercised, the corresponding intrinsic values are reclassified to share capital. As these options and warrants are forfeited or expire, the corresponding intrinsic values are reclassified to contributed surplus. Proceeds arising from the exercise of these options and warrants are credited to share capital.

Under the terms of the arrangement to acquire Clearnet, effective January 18, 2001, TELUS Corporation exchanged the warrants held by former Clearnet warrant holders. Each warrant entitles the holder to purchase a Non-Voting Share at a price of U.S.$10.00 per share until September 15, 2005.

(e) Channel Stock Incentive Plan

The Company initiated the Plan to increase sales of various products and services by providing additional performance-based compensation in the form of Non-Voting Shares. As at December 31, 2004, shares earned, but not yet issued, are accrued as a component of Common Equity.

(f) Contributed Surplus

The following table presents a summary of the activity related to the Company's contributed surplus for the year ended December 31:

Years ended December 31 (millions)								2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Balance, beginning of year					                              $	    5.9       $	    7.4
Transitional amount for share-based compensation arising from share options (Note 2(a))		   24.7 	     -
Adjusted opening balance						                           30.6 	    7.4
---------------------------------------------------------------------------------------------------------------------------------
Share option expense recognized in year (Note 9(a))			                           19.1 	     -
Share option expense reclassified to Non-Voting Share capital account upon exercise
 of share options			                                                          (14.7)	     -
Redemption premium on preference and preferred shares (b)			                   (0.8)	     -
Payment received from Verizon Communications Inc. (Note 20)			                  114.8 	     -
Intrinsic value of Clearnet options and warrants forfeited or expired (d)			     - 		   (1.5)
---------------------------------------------------------------------------------------------------------------------------------
Balance, end of year					                                      $	  149.0       $     5.9
=================================================================================================================================

(g) Share Option Plans

The Company has a number of share option plans under which directors, officers and other employees receive options to purchase Common Shares and/or Non-Voting Shares at a price equal to the fair market value at the time of grant. Options granted under the plans may be exercised over specific periods not to exceed 10 years from the time of grant.

The following table presents a summary of the activity related to the Company's share options plans for the years ended December 31.

Years ended December 31						2004					2003
---------------------------------------------------------------------------------------------------------------------------------
								        Weighted			      Weighted
						     Number of	     average option	     Number of	   average option
						       shares	        price		       shares	       price
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year			   25,773,832 	      $    24.85 	   24,689,860 	      $    25.60
Granted						    1,849,341 		   24.78 	    3,485,225 		   21.32
Exercised					   (4,498,780)		   18.75 	     (383,039)		   14.53
Forfeited					   (1,078,652)		   25.42 	   (1,801,305)		   30.50
Expired and cancelled				     (130,981)		   24.76 	     (216,909)		   25.03
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of year			   21,914,760 	      $	   26.07 	   25,773,832 	      $    24.85
=================================================================================================================================

The following is an option life and price stratification of the Company's share options outstanding as at December 31, 2004.

Options outstanding											Options exercisable
-----------------------------------------------------------------------------------------------------   -------------------------
  Range of option prices								    Total		       Weighted
-----------------------------------------------------------------------------------------------------    Number of     average
												 	  shares        price
-----------------------------------------------------------------------------------------------------   ------------------------
  Low 	          $  4.44  $   6.81   $   10.51    $   16.15    $   24.25     $   37.40    $    4.44
  High	          $  5.95  $   9.33   $   15.30    $   24.09    $   35.90     $   46.75    $   46.75
-----------------------------------------------------------------------------------------------------
Year of expiry
and number
of shares:
  2005	            818       -          8,143 	      800           13,100       138,603      161,464       161,464     $  39.08
  2006		     - 	     8,343        - 	     18,131        135,367          -         161,841       161,841     $  23.54
  2007		     - 	    16,404      98,458 	     37,934        230,332          -         383,128       383,128     $  23.65
  2008	          36,807      -           -             -          181,220       167,200      385,227       385,227     $  35.26
  2009		     - 	     846       339,256     2,404,894       535,379        80,595    3,360,970     2,366,913     $  20.45
  2010		     - 	      -        739,935     2,293,784       359,083     1,456,745    4,849,547     2,041,905     $  33.22
  2011		     -	      -           -        3,801,521     6,416,323          -      10,217,844     8,429,413     $  30.02
  2012		     - 	    45,530     96,910      2,252,299          -             -       2,394,739     2,053,902     $  17.89
------------------------------------------------------------------------------------------------------------------
	          37,625    71,123  1,282,702     10,809,363     7,870,804     1,843,143   21,914,760    15,983,793     $  27.45
===================================================================================================================
Weighted average remaining
 contractual
 life (years)	     3.9       5.8         5.0 	        6.4 	     5.7           4.8          5.9
Weighted average
  price	          $  5.87   $  8.47   $   13.98     $  21.22      $ 31.77      $  39.64     $  26.07
Options exercisable
-------------------------------------------------------------------------------------------------------------------
 Number of         37,625    67,123    785,770     7,170,909 	 6,179,223     1,743,143   15,983,793
shares  Weighted
 average price    $  5.87   $  8.48   $   13.44     $  20.98      $ 33.65      $  39.63     $  27.45

(h) Employee Share Purchase Plan

The Company has an employee share purchase plan under which eligible employees can purchase Common Shares through regular payroll deductions by contributing between 1% and 6% (between 1% and 10% effective January 1, 2005) of their pay. The Company contributes 40% for every dollar contributed by an employee; for the employee population up to a certain job classification, effective
January 1, 2005, the Company's contribution increased from 40% to 45%, to a maximum of 6% of employee pay. The Company records its contributions as a component of operating expenses. For the years ended December 31, the Company contributed $23.0 million (2003 - $20.6 million) to this plan. Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to February 2001 and subsequent to November 1, 2004, all Common Shares issued to employees under the plan were purchased on the market at normal trading prices; in the intervening period shares were also issued from Treasury.

(i) Shares Purchased and Cancelled

During the year ended December 31, 2004, the Company purchased for cancellation 755,711 Common Shares and 1,451,400 Non-Voting Shares for a cost of
$27.3 million and $50.7 million, respectively. These purchases were made pursuant to a normal course issuer bid that runs for a twelve-month period ending December 19, 2005, for up to 14.0 million Common Shares and 11.5 million Non-Voting Shares. The excess of the purchase price over the average stated value of shares purchased for cancellation was charged to retained earnings. The Company ceases to consider shares outstanding on the date of the Company's purchase of its shares although the actual cancellation of the shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter. As at December 31, 2004, 120,000 Common Shares and 151,400 Non-Voting Shares that had been purchased had not yet been cancelled.

(j) Acquisitions

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

(k) Dividend Reinvestment and Share Purchase Plan

The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible shareholders may acquire Non-Voting Shares through the reinvestment of dividends and additional optional cash payments. Excluding Non-Voting Shares purchased by way of additional optional cash payments, the Company, at its discretion, may offer the Non-Voting Shares at up to a 5% discount from the market price. As at December 31, 2004, the Company offered Non-Voting Shares at a 3% discount (2003 - 3% discount) from the market price; effective January 1, 2005, the Company no longer offered Non-Voting Shares at a discount. Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year. Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to July 1, 2001, when the acquisition of shares from Treasury commenced, all Non-Voting Shares were acquired in the market at normal trading prices; acquisition in the market at normal trading prices recommenced on January 1, 2005.


(l) Shares Reserved for Issuance

(millions)							2004					2003
---------------------------------------------------------------------------------------------------------------------------------
						       Common 	    Non-Voting 		       Common 	    Non-Voting
						       Shares	       Shares		       Shares	       Shares
---------------------------------------------------------------------------------------------------------------------------------
For exercise of:
  Convertible debentures conversion option		     - 		    3.8 		     - 		    3.8
  Share options						    3.0 	   26.4 		    3.4 	   26.1
  Warrants						     - 		    0.6 		     - 		    0.8
Channel Stock Incentive Plan				     - 		    0.2 		     - 		    0.2
Employee share purchase plan				     - 		     - 			    3.5 	     -
Dividend Reinvestment and Share Purchase Plan		     - 		    0.5 		     - 		    2.3
---------------------------------------------------------------------------------------------------------------------------------
							    3.0 	   31.5 		    6.9 	   33.2
=================================================================================================================================

(m) Pre-Emptive Rights

Concurrent with the sale by Verizon Communications Inc. of all of its equity interest in the Company on December 14, 2004 (see Note 20), Verizon Communications Inc. ceased to have the right, to acquire from Treasury, a pro rata share of any issue by the Company of Common Shares and Non-Voting Shares.

16.  Commitments and Contingent Liabilities

(a) CRTC Decisions 2002-34 and 2002-43 Deferral Accounts

On May 30, 2002, and on July 31, 2002, the CRTC issued Decisions 2002-34 and 2002-43, respectively, and introduced the concept of a deferral account. The Company must make significant estimates and assumptions in respect of the deferral accounts given the complexity and interpretation required of Decisions 2002-34 and 2002-43. Accordingly, the Company estimates, and records, a liability ($129 million as of December 31, 2004 (2003 - $76 million)) to the extent that activities it has undertaken, other qualifying events and realized rate reductions for Competitor Services do not extinguish it. Management is required to make estimates and assumptions in respect of the offsetting nature of these items. If the CRTC, upon its annual review of the Company's deferral account, disagrees with management's estimates and assumptions, the CRTC may adjust the deferral account balance and such adjustment may be material.

On March 24, 2004, the CRTC issued Telecom Public Notice CRTC 2004-1 "Review and disposition of the deferral accounts for the second price cap period" which initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the incumbent local exchange carriers' deferral accounts during the first two years of the second price cap period. The Company is uncertain when the CRTC will make its determination on this proceeding.

Due to the Company's use of the liability method of accounting for the deferral account (see Note 1(c)), the CRTC Decision 2005-6, in respect of Competitor Digital Network Access, does not currently affect the Company's income statement.

(b) Labour Negotiations

Collective bargaining with the Telecommunications Workers Union: In 2000, TELUS commenced collective bargaining with the Telecommunications Workers Union for a new collective agreement replacing the multiple legacy agreements from BC TELECOM and Alberta-based TELUS. This is the first round of collective bargaining since the merger of BC TELECOM and TELUS Alberta and the Company's aim is to replace the legacy collective agreements with a single collective agreement for the new bargaining unit.

During the fourth quarter of 2002, the Company's application to the Federal Minister of Labour, as provided for under the Canada Labour Code, requesting the appointment of a federal conciliator was granted. In the first quarter of 2004, the extended conciliation process, that included a global review of all outstanding issues, concluded and the outstanding issues were not resolved. On January 15, 2004, the Federal Minister of Labour appointed the two conciliators as mediators to continue to work with the Company and the Telecommunications Workers Union towards a possible resolution.

On January 28, 2004, the Canada Industrial Relations Board ruled, in response to an unfair labour practice complaint filed by the Telecommunications Workers Union, that the Company must make an offer of binding arbitration to the Telecommunications Workers Union to settle the collective agreement between the parties. The Company made the offer of binding arbitration on January 29, 2004, and on January 30, 2004, the Telecommunications Workers Union accepted the offer. The Company filed an application for reconsideration and on February 2, 2005, the Canada Industrial Relations Board reversed the decision that placed the parties in binding arbitration. It is expected that collective bargaining with the Telecommunications Workers Union will resume to settle the collective agreement. Notwithstanding that expectation, on February 16, 2005, the Telecommunications Workers Union filed an application in the Federal Court of Appeal seeking to overturn the Canada Industrial Relations Board's decision that reversed the Canada Industrial Relations Board's previous decision that placed the parties in binding arbitration.

There can be no assurance that, with the resumption of collective bargaining, compensation increases will be as planned or that reduced productivity will not occur as a result of a labour disruption. Should the ultimate operational and financial impacts differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result. The operational and financial impacts of the outcome of the appeal process on the Company are not practicably determinable currently.

Canada Industrial Relations Board Letter Decision 1088 and Decision 278: On May 21, 2004, the Canada Industrial Relations Board declared TELE-MOBILE COMPANY and TELUS Communications Inc. a single employer for labour relations purposes. The Canada Industrial Relations Board also determined that the Mobility segment's non-unionized team members, predominantly located in Ontario and Quebec, performing work similar to their unionized Mobility segment counterparts in British Columbia and Alberta, should be included in the Telecommunications Workers Union bargaining unit without a representational vote.

On June 23, 2004, both TELE-MOBILE COMPANY and TELUS Communications Inc. filed an application to the Federal Court of Appeal for a judicial review of the Canada Industrial Relations Board Letter Decision 1088 and the subsequent Decision 278. The judicial review was heard on October 4-5, 2004, and subsequently, on December 16, 2004, the Federal Court of Appeal released its decision dismissing the appeal of Decision 278 by TELE-MOBILE COMPANY and TELUS Communications Inc.

On February 14, 2005, TELE-MOBILE COMPANY and TELUS Communications Inc. applied to the Supreme Court of Canada for leave to appeal the Federal Court of Appeal's December 16, 2004, decision.

Should the ultimate operational and financial impacts of Decision 278 and Letter Decision 1088 differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

(c) Contractual Obligations

The Company's known contractual obligations at December 31, 2004, are as follows:

				    Long-term debt maturities(1)
					  (see Note 14)
			----------------------------------------- Other long-term     Operating
				     All except			   liabilities(2)      leases 	      Purchase
(millions)			   capital leases  Capital leases (see Note 17(b))(see Note 16(d)) obligations(3)      Total
---------------------------------------------------------------------------------------------------------------------------------
2005				      $     1.6       $     2.7       $    16.4       $   163.1       $   432.3       $   616.1
2006					1,584.4 	    2.1 	   28.8 	  145.3 	  126.8 	1,887.4
2007					1,868.2 	    2.2 	   14.3 	  135.3 	   97.6 	2,117.6
2008				 	     - 		    2.8 	   14.6 	  120.0 	   76.7 	  214.1
2009					     - 		    0.9 	   14.9 	  113.0 	   33.5 	  162.3
Thereafter				3,929.9 	     - 		  128.9 	  512.5 	   40.8 	4,612.1
---------------------------------------------------------------------------------------------------------------------------------
Total				      $ 7,384.1       $    10.7       $   217.9       $ 1,189.2       $   807.7       $ 9,609.6
=================================================================================================================================

(1) Where applicable, long-term debt maturities reflect hedged foreign exchange rates.
(2)Items that do not result in a future outlay of economic resources, such as deferred gains on sale-leasebacks of buildings and deferred customer activation and installation fees, have been excluded. As long-term debt maturities reflect hedged foreign exchange rates, the deferred hedging liability is included therein. Funding of pension and other benefit plans has been included for 2005 for all plans that have a net accrued benefit liability position as at the current year end; only funding of unfunded plans has been included in years subsequent to 2005, up to the liability recognized at the current year end.
(3)Where applicable, purchase obligations reflect foreign exchange rates as at the current year end. Purchase obligations include both future operating and capital expenditures that have been contracted for as at the current year end and include most likely estimates of prices and volumes where necessary. As purchase obligations reflect market conditions at the time the obligation was incurred for the items being purchased, they may not be representative of future years. Excepting a significant, multi-year information technology services agreement, obligations arising from personnel supply contracts and other such labour agreements have been excluded.

(d) Leases

The Company occupies leased premises in various centres and has land, buildings and equipment under operating leases. As a result of the consolidation of leased premises arising from various initiatives, including the Operational Efficiency Program (see Note 5), some of the leased building premises were sub-let. At December 31, 2004, the future minimum lease payments under capital leases and operating leases, and future receipts from real estate operating sub-leases, are as follows:

								    Operating lease payments
                                                -----------------------------------------------------------------      Operating
							 Land and buildings						 lease
				 Capital 	-------------------------------------	  Vehicles 		     receipts from
				  lease 		     Occupancy 			  and other		     sub-let land
(millions)			 payments	  Rent	       costs	      Gross	  equipment	   Total     and buildings
---------------------------------------------------------------------------------------------------------------------------------
2005				 $     2.8      $    91.9     $    52.8	     $    144.7    $    18.4 	  $   163.1 	$     2.1
2006				       2.4           81.3          52.5 	  133.8 	11.5 	      145.3 	      0.9
2007				       2.4           76.0          52.7 	  128.7 	 6.6 	      135.3 	      0.1
2008				       3.1           66.4          51.9 	  118.3 	 1.7 	      120.0 	      0.1
2009				       1.0           63.0          49.4 	  112.4 	 0.6 	      113.0 	      0.1
---------------------------------------------------------------------------------------------------------------------------------
Total future minimum
 lease payments			      11.7
Less imputed interest		       1.0
---------------------------------------------------------------------------------------------------------------------------------
Capital lease liability	         $    10.7
=================================================================================================================================

(e) Guarantees

Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events; in the normal course of its operations, the Company enters into obligations which GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company.

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

The Company has guaranteed third parties' financial obligations as part of a facility naming rights agreement. The guarantees, in total, run through to August 31, 2008, on a declining-balance basis and are of limited recourse.

As at December 31, 2004, the Company has no liability recorded in respect of the aforementioned performance guarantees.

Financial guarantees: In conjunction with its 2001 exit from the equipment leasing business, the Company provided a guarantee to a third party with respect to certain specified telecommunication asset and vehicle leases. If the lessee were to default, the Company would be required to make a payment to the extent that the realized value of the underlying asset is insufficient to pay out the lease; in some instances, the Company could be required to pay out the lease on a gross basis and realize the underlying value of the leased asset itself. As at December 31, 2004, the Company has a liability of $1.0 million (2003 - $1.5 million) recorded in respect of these lease guarantees.

The following table quantifies the maximum undiscounted guarantee amounts as at December 31, 2004, without regard for the likelihood of having to make such payment.

							    Performance 	     Financial
(millions)						   guarantees(1)	   guarantees(1)	       Total
---------------------------------------------------------------------------------------------------------------------------------
2005							      $     2.7 	      $     2.8 	      $     5.5
2006								    1.5 		    2.1 		    3.6
2007								    1.0 		    1.1 		    2.1
2008								    0.5 		    0.3 		    0.8
2009								     - 			     - 			     -

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

In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the new owner's increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company's proportionate share would be 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred.

As at December 31, 2004, the Company has no liability recorded in respect of indemnification obligations.

(f) Claims and Lawsuits

  General: A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position, excepting the items enumerated following.

  Pay equity: On December 16, 1994, the Telecommunications Workers Union filed a complaint against BC TEL, a predecessor of TELUS Communications Inc., with the Canadian Human Rights Commission, alleging that wage differences between unionized male and female employees in British Columbia were contrary to the equal pay for work of equal value provisions in the Canadian Human Rights Act. In December 1998, the Canadian Human Rights Commission advised that it would commence an investigation of the Telecommunications Workers Union complaint. In February 2003, the Canadian Human Rights Commission offered to mediate a settlement of the complaint, but the Company declined the offer. The Canadian Human Rights Commission referred the complaint to conciliation under the Canadian Human Rights Act and appointed a conciliator to assist in settling the complaint. Conciliation efforts failed in 2004 and the complaint was referred back to the Canadian Human Rights Commission. Under the terms of referral back to the Canadian Human Rights Commission, the complaint may be dismissed, subjected to further investigation or placed before a tribunal for adjudication. The Company believes that it has good defences to the Telecommunications Workers Union's complaint and has taken the position that it should be dismissed. Should the ultimate resolution of the pay equity complaint differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

  TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan: In January 2002, the Company became aware of two statements of claim filed in the Alberta Court of Queen's Bench on December 31, 2001, and January 2, 2002, by plaintiffs alleging to be either members or business agents of the Telecommunications Workers Union. In one action, the three plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan and in the other action, the two plaintiffs allege to be suing on behalf of all current or future beneficiaries of the TELUS Edmonton Pension Plan. The statement of claim in the TELUS Corporation Pension Plan related action named the Company, certain of its affiliates and certain present and former trustees of the TELUS Corporation Pension Plan as defendants, and claims damages in the sum of $445 million. The statement of claim in the TELUS Edmonton Pension Plan related action named the Company, certain of its affiliates and certain individuals who are alleged to be trustees of the TELUS Edmonton Pension Plan and claims damages in the sum of $15.5 million. On February 19, 2002, the Company filed statements of defence to both actions and also filed notices of motion for certain relief, including an order striking out the actions as representative or class actions. On May 17, 2002, the statements of claim were amended by the plaintiffs and include allegations, inter alia, that benefits provided under the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan are less advantageous than the benefits provided under the respective former pension plans, contrary to applicable legislation, that insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted. The Company filed statements of defence to the amended statements of claim on June 3, 2002. An application for an order striking out the actions as representative or class actions was dismissed on December 17, 2003. The Company believes that it has good defences to the actions. Should the ultimate resolution of these actions differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

  Uncertified class action: A class action was brought August 9, 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. The class has not been certified. The Company believes that it has good defences to the action.

Similar proceedings have been filed by or on behalf of plaintiffs' counsel in other provincial jurisdictions, but plaintiffs' counsel has formally undertaken not to advance them until the Saskatchewan action has been decided.

Should the ultimate resolution of this action differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

17. Additional Financial Information

(a) Income Statement

Years ended December 31 (millions)								2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Operations expense(1):
  Cost of sales and service							              $ 2,407.2       $ 2,299.3
  Selling, general and administrative								2,030.8 	2,002.6
---------------------------------------------------------------------------------------------------------------------------------
											      $ 4,438.0       $ 4,301.9
=================================================================================================================================
Advertising expense									      $   165.0       $   153.2
=================================================================================================================================

(1) Cost of sales and service include cost of goods sold and costs to operate and maintain access to and usage of the Company's telecommunication infrastructure. Selling, general and administrative costs include sales and marketing costs (including commissions), customer care, bad debt expense, real estate costs and corporate overhead costs such as information technology, finance (including billing services, credit and collection), legal, human resources and external affairs.

    Employee salaries, benefits and related costs are included in one of the two components of operations expense to the extent that the costs are related to the component functions.

(b) Balance Sheet

(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Accounts receivable
  Customer accounts receivable								      $   727.0       $   624.1
  Accrued receivables										  195.8 	  158.4
  Allowance for doubtful accounts								  (69.3)	  (67.6)
  Other												   10.0 	    8.9
---------------------------------------------------------------------------------------------------------------------------------
											      $   863.5       $   723.8
=================================================================================================================================
Prepaid expense and other
  Prepaid expenses									      $   101.4       $    86.6
  Deferred customer activation and installation costs						   76.2 	   77.2
  Other												    5.8 	    8.6
---------------------------------------------------------------------------------------------------------------------------------
											      $   183.4       $   172.4
=================================================================================================================================
Deferred charges
  Recognized transitional pension assets and pension plan contributions
   in excess of charges to income 							      $   556.7	      $   426.8
  Deferred customer activation and installation costs (Note 1(c))				   94.4 	   80.8
  Cost of issuing debt securities, less amortization						   32.1 	   39.2
  Other												   21.2 	   63.9
---------------------------------------------------------------------------------------------------------------------------------
											      $   704.4       $   610.7
=================================================================================================================================
Accounts payable and accrued liabilities
  Trade accounts payable								      $   313.0       $   377.2
  Accrued liabilities										  409.1 	  352.6
  Payroll and other employee-related liabilities						  535.4 	  459.1
  Interest payable										   65.0 	   72.8
  Asset retirement obligations									    3.1 	    2.8
  Other												   37.0 	   30.0
---------------------------------------------------------------------------------------------------------------------------------
											      $ 1,362.6       $ 1,294.5
=================================================================================================================================
Advance billings and customer deposits
  Advance billings									      $   294.4       $   265.1
  CRTC Decisions 2002-34 and 2002-43 deferral accounts (Note 1(c), Note 3(b) and Note 16(a))	  128.7 	   75.8
  Deferred customer activation and installation fees						   79.6 	   77.2
  Customer deposits										   28.8 	   26.9
---------------------------------------------------------------------------------------------------------------------------------
											      $   531.5       $   445.0
=================================================================================================================================
Other Long-Term Liabilities
  Deferred hedging liability								      $ 1,032.6       $   739.6
  Pension and other post-retirement liabilities							  172.8 	  161.3
  Deferred gain on sale-leaseback of buildings							   98.7 	  109.1
  Deferred customer activation and installation fees (Note 1(c))				   94.4 	   80.8
  Asset retirement obligations									   22.3 	   20.3
  Other												   85.3 	   62.6
---------------------------------------------------------------------------------------------------------------------------------
											      $ 1,506.1       $ 1,173.7
=================================================================================================================================

(c) Supplementary Cash Flow Information

Years ended December 31 (millions)								2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Net change in non-cash working capital
  Accounts receivable									     $   (139.7)      $   (83.4)
  Income and other taxes receivable								   54.9 	  (53.4)
  Inventories											   (9.8)	  (27.0)
  Prepaid expenses and other									  (19.2)	   (0.8)
  Accounts payable and accrued liabilities							   79.3 	   73.2
  Advance billings and customer deposits							   86.5 	  114.7
---------------------------------------------------------------------------------------------------------------------------------
											      $    52.0       $    23.3
=================================================================================================================================

18. Employee Future Benefits

The Company has a number of defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to most of its employees. Other benefit plans include TELUS Quebec Inc. healthcare costs. The benefit plan(s) in which an employee is a participant, reflects the general development of the Company.

Pension Plan for Management and Professional Employees of TELUS Corporation:
This defined benefit pension plan, which comprises approximately one-quarter of the Company's total accrued benefit obligation, provides a non-contributory base level of pension benefits. Additionally, on a contributory basis, employees can annually choose increased and/or enhanced levels of pension benefits over the base level of pension benefits. At an enhanced level of pension benefits, the defined benefit pension plan has indexation of 100% of a specified cost-of-living index, to a maximum of 2%. Pensionable remuneration is determined by the average of the best five consecutive years.

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

TELUS Corporation Pension Plan for Employees of TELUS Communications (Quebec) Inc. (formerly the TELUS Communications Quebec Pension Plan): This contributory defined benefit, which comprises approximately one-tenth of the Company's total accrued benefit obligation, has no indexation and pensionable remuneration is determined by the average of the best four years.

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

British Columbia Public Service Pension Plan: Certain employees in British Columbia are covered by a public service pension plan. Contributions are determined in accordance with provisions of labour contracts negotiated by the Province of British Columbia and are generally based on employee gross earnings.

Defined contribution pension plans: The Company offers two defined contribution pension plans. The first of the Company's defined contribution pension plans requires a 3% base level of Company contributions. Additionally, employees can annually choose to contribute to the plan, at a rate of between 3% and 6% of their pensionable earnings, and the Company will match the contributions of the employees to a maximum of 50%, depending upon the amount of the employee contribution and the years of service of the employee. In the second of the Company's defined contribution pension plans, employees can choose to contribute to the plan, at a rate of between 2% and 5% of their pensionable earnings, and the Company will match the contributions of the employees to a maximum of 80%. Similarly, for certain employees, the Company offers a registered retirement savings plan-based program in which the Company matches employee contributions, dollar for dollar, to an annual maximum of $2,500 per employee.

(a) Defined Benefit Plans

Information concerning the Company's defined benefit plans, in aggregate, is as follows:

						       Pension Benefit Plans		        Other Benefit Plans
(millions)						2004		2003			2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Accrued benefit obligation:
  Balance at beginning of year			      $ 5,038.7       $ 4,585.7               $    67.7       $    67.3
  Current service cost					  103.5 	  100.6 		    4.8 	    5.0
  Interest cost						  312.4 	  307.0 		    2.4 	    3.8
  Benefits paid (b)					 (242.0)	 (234.6)		   (5.3)	   (4.9)
  Actuarial loss (gain)					  154.1 	  280.0 		   (8.5)	   (3.5)
---------------------------------------------------------------------------------------------------------------------------------
  Balance at end of year (c)-(d)			5,366.7 	5,038.7 		   61.1 	   67.7
---------------------------------------------------------------------------------------------------------------------------------
Plan assets (f):
  Fair value at beginning of year			5,002.4 	4,506.8 		   49.6 	   52.8
  Annual return on plan assets				  527.3 	  599.6 		    2.7 	    0.9
  Employer contributions (g)				  135.8 	   95.3 		    1.2 	    0.8
  Employees' contributions				   33.7 	   35.3 		     - 		     -
  Benefits paid (b)					 (242.0)	 (234.6)		   (5.3)	   (4.9)
---------------------------------------------------------------------------------------------------------------------------------
  Fair value at end of year				5,457.2 	5,002.4 		   48.2 	   49.6
---------------------------------------------------------------------------------------------------------------------------------
Funded status - plan surplus (deficit)			   90.5 	  (36.3)		  (12.9)	  (18.1)
Unamortized net actuarial loss (gain)			  769.1 	  793.3 		  (23.6)	  (16.3)
Unamortized past service costs				    6.6 	    7.3 		     - 		     -
Unamortized transitional obligation (asset)		 (322.8)	 (367.6)		    4.0 	    4.8
---------------------------------------------------------------------------------------------------------------------------------
Accrued benefit asset (liability)			  543.4 	  396.7 		  (32.5)	  (29.6)
Valuation allowance					 (127.0)	 (101.6)		     - 		     -
---------------------------------------------------------------------------------------------------------------------------------
Accrued benefit asset (liability), net of
 valuation allowance				      $   416.4       $   295.1 	      $   (32.5)      $   (29.6)
=================================================================================================================================

In 2001, the Company sold substantially all of the TELUS Advertising Services directory business and the TELUS Quebec directory business. As a result of this transaction, the pension obligation relating to the former TELUS Advertising Services employees, contained within the TELUS Corporation Pension Plan, will be transferred upon receipt of the requisite regulatory approvals; such approvals have not been received as at December 31, 2004. The pension obligation of $17.2 million has been actuarially determined as at July 31, 2001. In accordance with the sale agreement, TELUS Corporation Pension Plan assets of $17.2 million, plus interest accrued to December 31, 2004, of $4.5 million (2003 - $3.1 million) will be transferred along with the pension obligation. Interest will continue to accrue, at 7% per annum, up to the date that the assets are transferred. The transfer will be accounted for as a settlement in the period in which the transfer occurs.

The accrued benefit asset (liability), net of valuation allowance, is reflected in the Consolidated Balance Sheets as follows:

(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Pension benefit plans									      $   416.4       $   295.1
Other benefit plans										  (32.5)	  (29.6)
---------------------------------------------------------------------------------------------------------------------------------
											      $   383.9       $   265.5
=================================================================================================================================
Presented on the Consolidated Balance Sheets as:
  Deferred charges (Note Note 17(b))							      $   556.7       $   426.8
  Other long-term liabilities (Note 17(b))							 (172.8)	 (161.3)
---------------------------------------------------------------------------------------------------------------------------------
											      $   383.9       $   265.5
=================================================================================================================================

The measurement date used to determine the plan assets and accrued benefit obligation was December 31.

The Company's net defined benefit plan costs were as follows:

Years ended December 31 (millions)	               2004		                               2003
---------------------------------------------------------------------------------  ----------------------------------------------
				     Incurred in      Matching	     Recognized	     Incurred in      Matching	     Recognized
 					year	   adjustments(1)     in year		year	   adjustments(1)     in year
---------------------------------------------------------------------------------------------------------------------------------
Pension benefit plans
  Current service cost     	      $    70.4      $	     -        $    70.4       $    65.3       $      -        $    65.3
  Interest cost				  312.4 	     - 		  312.4 	  307.0     	     - 		  307.0
  Return on plan assets			 (527.3)	  154.2 	 (373.1)	 (599.6)	  265.0 	 (334.6)
  Past service costs	     		     - 		    0.7 	    0.7 	     - 		    0.6 	    0.6
  Actuarial loss (gain)			  154.1 	 (129.5)	   24.6 	  280.0 	 (250.7)	   29.3
  Valuation allowance provided against
   accrued benefit asset		     - 		   25.4 	   25.4 	     - 		   25.4 	   25.4
  Amortization of transitional
   obligation (asset)		     	     -		  (44.8)	  (44.8)	     - 		  (44.8)	  (44.8)
---------------------------------------------------------------------------------------------------------------------------------
				      $     9.6      $      6.0       $    15.6       $    52.7       $    (4.5)      $    48.2
=================================================================================================================================

(1)Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits

Years ended December 31 (millions)	                2004		                               2003
---------------------------------------------------------------------------------  ----------------------------------------------
				     Incurred in      Matching	     Recognized	     Incurred in      Matching	     Recognized
 					year	   adjustments(1)     in year		year	   adjustments(1)     in year
---------------------------------------------------------------------------------------------------------------------------------
Other benefit plans
  Current service cost		      $     4.8       $      - 	      $     4.8       $     5.0	      $      - 	      $     5.0
  Interest cost				    2.4 	     - 		    2.4 	    3.8 	     - 		    3.8
  Return on plan assets			   (2.7)	    0.1 	   (2.6)	   (0.9)	   (1.8)	   (2.7)
  Actuarial loss (gain)			   (8.5)	    7.1 	   (1.4)	   (3.5)	    2.3 	   (1.2)
  Amortization of transitional
 obligation (asset)			     - 		    0.8 	    0.8 	     - 		    0.8 	    0.8
---------------------------------------------------------------------------------------------------------------------------------
				      $    (4.0)      $     8.0       $     4.0       $     4.4 	$ 1.3 	      $     5.7
=================================================================================================================================

(1)Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

(b) Benefit Payments

Estimated future benefit payments from the Company's defined benefit plans are as follows:

											      Pension	   Other Benefit
Years ending December 31 (millions)							   Benefit Plans       Plans
---------------------------------------------------------------------------------------------------------------------------------


2005											      $   251.1	      $     5.1
2006												  261.4		    5.3
2007												  273.2 	    5.5
2008												  285.7 	    5.6
2009												  301.3 	    5.8
2010 - 2014											1,761.3 	   31.1

(c) Disaggregation of Defined Benefit Pension Plan Funding Status

Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. The Company's disaggregation of defined benefit pension plans surplus and deficits at year-end are as follows:

(millions)						2004						2003
----------------------------------------------------------------------------------  ---------------------------------------------
								       Funded					       Funded
				      Accrued 			    status - plan     Accrued 			    status - plan
				      benefit			      surplus	      benefit			      surplus
 				     obligation	    Plan assets	     (deficit)	     obligation	    Plan assets	     (deficit)
---------------------------------------------------------------------------------------------------------------------------------
Pension plans that have plan assets
 in excess of accrued benefit
  obligations			      $ 2,977.5       $ 3,356.9       $   379.4       $ 2,800.4       $ 3,123.7       $   323.3
Pension plans that have accrued
 benefit obligations in excess
  of plan assets
  Funded				2,230.2 	2,100.3 	 (129.9)	2,091.7 	1,878.7 	 (213.0)
  Unfunded				  159.0 	     -		 (159.0)	  146.6 	     - 		 (146.6)
---------------------------------------------------------------------------------------------------------------------------------
					2,389.2 	2,100.3 	 (288.9)	2,238.3 	1,878.7 	 (359.6)
---------------------------------------------------------------------------------------------------------------------------------
(see (a))			      $ 5,366.7       $ 5,457.2       $    90.5       $ 5,038.7       $ 5,002.4       $   (36.3)
=================================================================================================================================

At December 31, 2004 and 2003, undrawn Letters of Credit secured certain of the unfunded defined benefit pension plans (see Note 14(d)).

(d) Disaggregation of Other Defined Benefit Plan Funding Status

Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. The Company's disaggregation of other defined benefit plans surplus and deficits at year-end are as follows:

(millions)						2004						2003
----------------------------------------------------------------------------------  ---------------------------------------------
								       Funded					       Funded
				      Accrued 			    status - plan     Accrued 			    status - plan
				      benefit			      surplus	      benefit			      surplus
 				     obligation	    Plan assets	     (deficit)	     obligation	    Plan assets	     (deficit)
---------------------------------------------------------------------------------------------------------------------------------
Other benefit plans that have plan
 assets in excess of accrued
  benefit obligations		      $    33.9       $    48.2       $    14.3	      $    40.0       $    49.6       $     9.6
Unfunded other benefit plans that
 have accrued benefit obligations
  in excess of plan assets		   27.2		     -		  (27.2)	   27.7 	     - 		  (27.7)
---------------------------------------------------------------------------------------------------------------------------------
(see (a))			      $    61.1       $    48.2	      $   (12.9)      $    67.7       $    49.6       $   (18.1)
=================================================================================================================================

(e) Accumulated Pension Benefit Obligations

Accumulated benefit obligations differ from accrued benefit obligations in that accumulated benefit obligations do not include assumptions about future compensation levels. The Company's disaggregation of defined pension benefit plans accumulated benefit obligations and plan assets at year-end are as follows:

(millions)						2004						2003
------------------------------------------------------------------------------  -------------------------------------------------
				    Accumulated 				    Accumulated
				      benefit					      benefit
 				     obligation	    Plan assets	     Difference	     obligation	    Plan assets	     Difference
---------------------------------------------------------------------------------------------------------------------------------
Pension plans that have plan assets
 in excess of accumulated
  benefit obligations		      $ 3,582.1       $ 4,126.5       $   544.4       $ 2,965.2       $ 3,408.5       $   443.3
Pension plans that have accumulated
 benefit obligations in excess of
  plan assets
  Funded				1,357.5 	1,330.7 	  (26.8)	1,650.8 	1,593.9 	  (56.9)
  Unfunded				  148.4 	     - 		 (148.4)	  128.0 	     - 		 (128.0)
---------------------------------------------------------------------------------------------------------------------------------
					1,505.9 	1,330.7 	 (175.2)	1,778.8 	1,593.9 	 (184.9)
---------------------------------------------------------------------------------------------------------------------------------
				      $ 5,088.0       $ 5,457.2       $   369.2       $ 4,744.0       $ 5,002.4       $   258.4
=================================================================================================================================

(f) Plan investment Strategies and Policies

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

Allowable and prohibited investment types: Allowable and prohibited investments types, along with associated guidelines and limits, are set out in each fund's Pension Benefits Standards Act required Statement of Investment Policies and Procedures ("SIP&P") which is reviewed and approved annually by management and the Company's Pension Committee or designated governing fiduciary, respectively. The SIP&P guidelines and limits are further governed by the Pension Benefits Standards Regulations' permitted investments and lending limits. As well as conventional investments, each fund's SIP&P may provide for the use of derivative products to facilitate investment operations and to manage risk provided that no short position is taken, no use of leverage is made and there is no violation of guidelines and limits established in the SIP&P. Internally managed funds are prohibited from increasing grandfathered investments in securities of the Company; grandfathered investments were made prior to the merger of BC TELECOM Inc. and TELUS Corporation, the Company's predecessors. Externally managed funds are permitted to invest in securities of the Company, provided that the investments are consistent with the funds' mandate and are in compliance with the relevant SIP&P.

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

Asset allocations: Information concerning the Company's defined benefit plans' target asset allocation and actual asset allocation is as follows:

					       Pension Benefit Plans				Other Benefit Plans
---------------------------------------------------------------------------------  ----------------------------------------------
				       Target	     Percentage of plan assets	       Target	     Percentage of plan assets
			 	     allocation		   at end of year	     allocation		   at end of year
					2005		2004		2003		2005		2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Equity securities			55-65%		 64%		 63%		      - 	   - 		   -
Debt securities				30-40%		 33%		 31%		   0-5%		   - 		   -
Real estate				  0-5%		  3%		  3%		      - 	   - 		   -
Other					  0-5%		  -%		  3%		95-100%		100% 		100%
---------------------------------------------------------------------------------------------------------------------------------
							100%		100% 				100% 		100%
=================================================================================================================================

At December 31, 2004, shares of TELUS Corporation (2003 - share of TELUS Corporation combined with shares of Verizon Communications Inc., formerly a significant shareholder (see Note 20)), accounted for less than 1% of the assets held in the pension and other benefit trusts administered by the Company.

(g) Employer Contributions

The best estimates of fiscal 2005 employer contributions to the Company's defined benefit plans are $105.9 million and $1.1 million for defined pension benefit plans and other defined benefit plans, respectively. These estimates are based upon the mid-year 2004 annual funding reports that were prepared by actuaries using previous actuarial valuations. The funding reports are based on the pension plans' fiscal years, which are calendar years. The next annual funding valuations are expected to be prepared mid-year 2005.

(h) Assumptions

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

							Pension Benefit Plans			 Other Benefit Plans
							2004		2003			2004		2003
----------------------------------------------------------------------------------------  ---------------------------------------
Discount rate used to determine:
  Net benefit costs for the year ended December 31	    6.25%	    6.75%		    5.55%	    5.64%
  Accrued benefit obligation as at December 31		    6.00%	    6.25%		    5.30%	    5.51%
Expected long-term rate of return(1) on plan
 assets used to determine:
  Net benefit costs for the year ended December 31	    7.50%	    7.48%		    5.50%	    5.50%
  Accrued benefit obligation as at December 31		    7.25%	    7.50%		    5.50%	    5.50%
Rate of future increases in compensation
 used to determine:
  Net benefit costs for the year ended December 31	    3.50%	    3.80%		     -		     -
  Accrued benefit obligation as at December 31		    3.00%	    3.50%		     -		     -
---------------------------------------------------------------------------------------------------------------------------------

(1)The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by the plans' target asset allocations (see (f)). Forecasted returns arise from the Company's ongoing review of trends, economic conditions, data provided by actuaries and updating of underlying historical information.


2004 sensitivity of key assumptions			Pension Benefit Plans			 Other Benefit Plans

---------------------------------------------------------------------------------------------------------------------------------
						     Change in	     Change in		     Change in	      Change in
(millions)					     obligation	      expense		     obligation	       expense
---------------------------------------------------------------------------------------------------------------------------------
Impact of hypothetical 0.25% change(1) in:
  Discount rate					      $   175.7      $    15.4 		      $     1.1       $     0.1
  Expected long-term rate of return on plan assets                   $    12.4                                $     0.1
  Rate of future increases in compensation	      $    30.7      $     6.3 		      $      - 	      $      -
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

The Company's health benefit costs were estimated to increase at an annual rate of 9.5% (2003 - 10%), decreasing to an annual growth rate of 5% (2003 - 5%) over a nine-year period.

(i) Defined Contribution Plans

The Company's total defined contribution pension plan costs recognized were as follows:

Years ended December 31 (millions)								2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Union pension plan and public service pension plan contributions			      $    38.6       $    39.6
Other defined contribution pension plans							   13.9 	   10.4
---------------------------------------------------------------------------------------------------------------------------------
											      $    52.5       $    50.0
=================================================================================================================================

Regular benefit contributions for the union pension plan include other benefit amounts of $2.7 million (2003 - $2.8 million).

19. Segmented Information

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

Years ended
December 31	       Communications		       Mobility			  Eliminations		       Consolidated
(millions)	     2004	   2003		  2004		2003	       2004	     2003	    2004	  2003
---------------------------------------------------------------------------------------------------------------------------------
External revenue   $ 4,769.3 	 $ 4,786.4 	$ 2,811.9     $ 2,359.6      $      - 	   $      - 	  $ 7,581.2     $ 7,146.0
Inter-segment
 revenue		96.6 	      94.5 	     21.5 	   15.7 	(118.1)	      (110.2)		 - 	       -
---------------------------------------------------------------------------------------------------------------------------------
Total operating
 revenue	     4,865.9 	   4,880.9 	  2,833.4 	2,375.3 	(118.1)	      (110.2)	    7,581.2 	  7,146.0
Operations expense   2,864.9 	   2,852.2 	  1,691.2 	1,559.9 	(118.1)	      (110.2)	    4,438.0 	  4,301.9
Restructuring and
 work-force
  reduction costs	52.6 	      28.3 	       - 	     - 		    - 		  - 	       52.6 	     28.3
---------------------------------------------------------------------------------------------------------------------------------
EBITDA(1)	   $ 1,948.4 	 $ 2,000.4 	$ 1,142.2     $   815.4      $      - 	   $      - 	  $ 3,090.6 	$ 2,815.8
=================================================================================================================================
CAPEX(2)	   $   964.3  	 $   892.8 	$   354.7     $   359.9      $      - 	   $      - 	  $ 1,319.0 	$ 1,252.7
=================================================================================================================================
EBITDA less CAPEX  $   984.1 	 $ 1,107.6 	$   787.5     $   455.5      $      - 	   $      - 	  $ 1,771.6 	$ 1,563.1
=================================================================================================================================

(1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is defined by the Company as operating revenues less operations expense and restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.
(2) Total capital expenditures ("CAPEX").

20. Related Party Transactions

In 2001, the Company entered into an agreement with Verizon Communications Inc. ("Verizon", including its subsidiaries), then a significant shareholder, with respect to acquiring certain rights to Verizon's software, technology, services and other benefits, thereby replacing and amending a previous agreement between the Company and GTE Corporation. The agreement is renewable annually at the Company's sole option up to December 31, 2008, and it has been renewed for 2005.

On November 30, 2004, Verizon and the Company entered into an agreement pursuant to which the Company's independent members of the Board of Directors agreed to facilitate the divestiture by Verizon of its 20.5% equity investment in the Company. Such agreement was necessary due to certain restrictive provisions in the Long Term Relationship Agreement, dated January 31, 1999, between Verizon and the Company. Such divestiture was effected by a public secondary offering of Verizon's entire equity interest in the Company on December 14, 2004; post divestiture, Verizon and the Company are no longer related parties for purposes of generally accepted accounting principles and Verizon no longer has a pre-emptive right to buy shares from Treasury (see Note 15(m)).

Pursuant to the agreement, and the amended agreement pursuant to which the Company acquires certain rights to Verizon's software, technology, services and other benefits, Verizon paid the Company $148 million (U.S.$125 million). This related party transaction was not in the normal course of operations and did not result in a substantive change in ownership interests, so the transaction was measured at the respective parties' carrying amounts.

The analysis of the payment is as follows:

Year ended December 31 (millions)										2004
---------------------------------------------------------------------------------------------------------------------------------
Allocation of net proceeds
  Refund of amounts prepaid in respect of software and related technology
    Prepaid expenses and other										      $     8.1
    Deferred charges												   25.2
  Contributed surplus												  114.8
---------------------------------------------------------------------------------------------------------------------------------
													      $   148.1
=================================================================================================================================

In conjunction with the divestiture, a number of agreements between Verizon and the Company were terminated or altered, including the amended and restated software and related technology and services agreement ("SRT") pursuant to which the Company acquired certain rights to Verizon's software, technology, services and other benefits. The term of the SRT was extended to 2008. The Company will continue to have exclusive rights in Canada to specified Verizon trademarks, software and technology acquired prior to Verizon's divestiture of its investment in the Company and Verizon is required to continue to provide upgrade and support on the software and technology licensed to the Company. The annual fees payable by the Company under the SRT for the years 2005 to 2008 have been reduced from an aggregate of U.S.$82 million to four U.S. dollars; Verizon and the Company remain committed to use each other's cross-border services where capabilities and customer requirements permit and the Company has been released from its obligation not to compete in the United States.

As of December 31, 2004, in aggregate, $312.1 million of specified software licences and a trademark licence have been acquired under the agreement and have been recorded as capital and other assets. These assets are valued at fair market value at the date of acquisition as determined by an arm's-length party's appraisal. The total commitment under the SRT is U.S. $275 million (2003 - U.S.$377 million) for the period 2001 to 2008 and the commitment remaining after December 31, 2004, is four U.S. dollars (2003 -
U.S.$102 million).

In the normal course of operations and on market terms and conditions, ongoing services and other benefits have been received and expensed. In connection with the 2001 disposition of TELUS' directory business to Verizon, the Company bills customers, and collects, for directory listings on Verizon's behalf. The Company owed Verizon, on a net basis and including directory rebilling and collections done on Verizon's behalf as well as dividends payable, $40.9 million at December 31, 2003.

Years ended December 31 (millions)								2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Verizon agreement - Ongoing services and benefits expensed				      $    25.2       $    27.7
Sales to Verizon (Verizon customers' usage of TELUS' telecommunication
  infrastructure and other)								      $    52.4       $    47.2
Purchases from Verizon (TELUS customers' usage of Verizon's
 telecommunication infrastructure and other)						      $    33.2       $    35.9
---------------------------------------------------------------------------------------------------------------------------------

21. Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:

Years ended December 31 (millions except per share amounts)					2004		2003
---------------------------------------------------------------------------------------------------------------------------------
													(restated - Note 2(b))
Net income in accordance with Canadian GAAP						      $   565.8       $   324.4
Adjustments:
  Operating expenses
    Operations (b)										    2.2 	  (16.9)
    Depreciation (c)										    6.5 	   93.4
    Amortization of intangible assets (d)							  (81.8)	  (81.8)
  Financing costs (f)										    8.4 	    9.6
  Accounting for derivatives (g)								   (4.4)	    2.0
  Taxes on the above adjustments (h)								   32.1 	   (1.7)
---------------------------------------------------------------------------------------------------------------------------------
Net income in accordance with U.S. GAAP								  528.8 	  329.0
Other comprehensive income (loss) (i)								  (63.0)	 (205.0)
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income in accordance with U.S. GAAP					      $   465.8       $   124.0
=================================================================================================================================
Net income in accordance with U.S. GAAP per Common Share and Non-Voting Share
  - Basic										      $     1.48      $     0.93
  - Diluted										      $     1.46      $     0.93

The following is an analysis of retained earnings (deficit) reflecting the application of U.S. GAAP:

Years ended December 31 (millions)								2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year								      $  (844.7)      $  (960.6)
Net income in accordance with U.S. GAAP								  528.8 	  329.0
---------------------------------------------------------------------------------------------------------------------------------
												 (315.9)	 (631.6)
Less: Common Share and Non-Voting Share dividends paid, or payable, in cash 			  204.7 	  165.8
      Common Share and Non-Voting Share dividends reinvested, or to be
       reinvested, in shares issued from Treasury						   26.9 	   43.8
      Cost of purchase of Common Shares and Non-Voting Shares in excess of
       stated capital (Note 15(i))								   38.6 	     -
      Preference and preferred share dividends							    1.8 	    3.5
      Redemption premium on preference and preferred shares in excess of amount
       chargeable to contributed surplus (Note 15(b))						    2.3 	     -
---------------------------------------------------------------------------------------------------------------------------------
Balance at end of year 									      $  (590.2)      $  (844.7)
=================================================================================================================================

The following is an analysis of major balance sheet categories reflecting the application of U.S. GAAP:

(millions)	 										2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Current Assets										      $ 2,647.6       $ 1,517.3
Capital Assets
  Property, plant, equipment and other								7,528.2 	7,757.8
  Intangible assets subject to amortization							2,476.5 	2,666.0
  Intangible assets with indefinite lives							2,955.8 	2,954.6
Goodwill											3,545.4 	3,536.6
Deferred Income Taxes										  218.8 	  709.0
Other Assets											  658.5 	  623.1
---------------------------------------------------------------------------------------------------------------------------------
											      $20,030.8       $19,764.4
=================================================================================================================================
Current Liabilities	                                                                      $ 1,969.1       $ 2,154.7
Long-Term Debt		                                                                        6,341.1 	6,628.4
Other Long-Term Liabilities		                                                        1,763.8 	1,367.1
Deferred Income Taxes		                                                                1,593.7 	1,638.8
Non-Controlling Interest		                                                           13.1 	   10.7
Shareholders' Equity		                                                                8,350.0 	7,964.7
---------------------------------------------------------------------------------------------------------------------------------
	                                                                                      $20,030.8       $19,764.4
=================================================================================================================================

The following is a reconciliation of shareholders' equity incorporating the differences between Canadian and U.S. GAAP:

(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
													(restated - Note 2(b))
Shareholders' Equity under Canadian GAAP						      $ 7,025.6       $ 6,521.2
Adjustments:
  Purchase versus Pooling Accounting (a), (c) - (f)						1,458.9 	1,512.9
  Additional goodwill on Clearnet purchase (e)							  123.5 	  123.5
  Convertible debentures (including conversion option) (f)					   (8.0)	   (8.8)
  Accounting for derivatives (g)								   (3.0)	   (0.1)
  Accumulated other comprehensive income (loss) (i)						 (247.0)	 (184.0)
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity under U.S. GAAP							      $ 8,350.0       $ 7,964.7
=================================================================================================================================
Composition of Shareholders' Equity under U.S. GAAP
  Preference and preferred shares
    TELUS Communications Inc. Preference Shares and Preferred Shares (Note 15(b))	      $      - 	      $    69.7
---------------------------------------------------------------------------------------------------------------------------------
  Common equity
    Common Shares										4,341.0 	4,282.6
    Non-Voting Shares										4,700.8 	4,585.8
    Options and warrants (Note 15(d))								   26.9 	   51.5
    Accrual for shares issuable under channel stock incentive plan				    0.8 	    0.6
    Cumulative foreign currency translation adjustment						   (2.2)	   (2.7)
    Retained earnings (deficit) 								 (590.2)	 (844.7)
    Accumulated other comprehensive income (loss) (i)						 (247.0)	 (184.0)
    Contributed surplus										  119.9 	    5.9
---------------------------------------------------------------------------------------------------------------------------------
	 											8,350.0 	7,895.0
---------------------------------------------------------------------------------------------------------------------------------
											      $ 8,350.0       $ 7,964.7
=================================================================================================================================

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

(b) Operating Expenses - Operations

Years ended December 31 (millions)								2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Future employee benefits								      $   (16.9)      $   (16.9)
Share-based compensation									   19.1 	     -
---------------------------------------------------------------------------------------------------------------------------------
											      $     2.2       $   (16.9)
=================================================================================================================================

Future employee benefits: Under U.S. GAAP, TELUS' future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense.

Share-based compensation: Effective January 1, 2004, Canadian GAAP required the adoption of the fair value method of accounting for share-based compensation for awards made after 2001 (see Note 2(a) and Note 9(a)). U.S. GAAP requires disclosure of the impact on net income and net income per Common Share and Non-Voting Share as if the fair value based method of accounting had been applied for awards made after 1994; the Company continues to use the intrinsic value method for purposes of U.S. GAAP. The fair values of the Company's options granted in 2004 and 2003, and the weighted average assumptions used in estimating the fair values, are set out in Note 9(a). Such impact, using the fair values set out in Note 9(a), would approximate the pro forma amounts in the following table.

Years ended December 31 (millions except per share amounts)					2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Net income in accordance with U.S. GAAP
  As reported										      $   528.8       $   329.0
  Deduct: Share-based compensation arising from share options determined under
          fair value based method for all awards						  (22.0)	  (43.9)
---------------------------------------------------------------------------------------------------------------------------------
  Pro forma										      $   506.8       $   285.1
=================================================================================================================================
Net income in accordance with U.S. GAAP per Common Share and Non-Voting Share
  Basic
    As reported (using intrinsic value method)						      $     1.48      $     0.93
    Pro forma (using fair value method)							      $     1.42      $     0.81
  Diluted
    As reported (using intrinsic value method)						      $     1.46      $     0.93
    Pro forma (using fair value method)							      $     1.40      $     0.80

(c) Operating Expenses - Depreciation

Years ended December 31 (millions)								2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Merger of BC TELECOM and TELUS								      $     6.5       $    35.8
Asset impairment										     - 		   57.6
---------------------------------------------------------------------------------------------------------------------------------
											      $     6.5       $    93.4
=================================================================================================================================

Merger of BC TELECOM and TELUS: Under the purchase method, TELUS' capital assets on acquisition have been recorded at fair value rather than at their underlying cost (book values) to TELUS. Therefore, depreciation of such assets based on fair values at the date of acquisition under U.S. GAAP will be different than TELUS' depreciation based on underlying cost (book values). As of March 31, 2004, the amortization of this difference had been completed.

Asset impairment: In the first quarter of 1998, BC TELECOM took an asset impairment charge. In assessing if a capital asset is impaired, estimated future net cash flows are not discounted in computing the net recoverable amount. Under Canadian GAAP, at the time the assessment took place, the impairment amount recorded was the excess of the carrying amount over the recoverable amount; under U.S. GAAP the impairment amount recorded was the excess of the carrying amount over the discounted estimated future net cash flows that were used to determine the net recoverable amount. Under U.S. GAAP, the net of tax charge taken in 1998 would be $232.2 million higher and would not be considered an extraordinary item. The annual depreciation expense would be approximately $72 million lower subsequent to when the increased impairment charge was taken under U.S. GAAP. As of December 31, 2003, the amortization of this difference had been completed.

(d) Operating Expenses - Amortization of Intangible Assets

As TELUS' intangible assets on acquisition have been recorded at their fair value (see (a)), amortization of such assets, other than for those with indefinite lives, needs to be included under U.S. GAAP; consistent with prior years, amortization is calculated using the straight-line method.

The incremental amounts recorded as intangible assets arising from the TELUS acquisition above are as follows:

								    Accumulated
							Cost	    Amortization		  Net Book Value
---------------------------------------------------------------------------------------------------------------------------------
(millions)				 							2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
  Subscribers - wireline			      $ 1,950.0       $   257.4 	      $ 1,692.6       $ 1,731.0
  Subscribers - wireless 				  250.0 	  203.1 		   46.9 	   90.3
---------------------------------------------------------------------------------------------------------------------------------
							2,200.0 	  460.5 		1,739.5 	1,821.3
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets with indefinite lives
  Spectrum licences(1)					1,833.3 	1,833.3 		     - 		     -
---------------------------------------------------------------------------------------------------------------------------------
						      $ 4,033.3       $ 2,293.8 	      $ 1,739.5       $ 1,821.3
=================================================================================================================================

(1) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at December 31, 2004, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
---------------------------------------------------------------------------------------------------------------------------------
2005													      $   341.7
2006														  194.7
2007														  101.8
2008														   52.7
2009														   46.9

(e) Goodwill

Merger of BC TELECOM and TELUS: Under the purchase method of accounting, TELUS' assets and liabilities at acquisition (see (a)) have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403.1 million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

Additional goodwill on Clearnet purchase: Under U.S. GAAP, shares issued by the acquirer to effect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131.4 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

(f) Financing Costs

Merger of BC TELECOM and TELUS: Under the purchase method, TELUS' long-term debt on acquisition has been recorded at its fair value rather than at its underlying cost (book value) to TELUS. Therefore, interest expense calculated on the debt based on fair values at the date of acquisition under U.S. GAAP will be different than TELUS' interest expense based on underlying cost (book value).

Convertible debentures: Under Canadian GAAP, the conversion option embedded in the convertible debentures is presented separately as a component of shareholders' equity. Under U.S. GAAP, the embedded conversion option is not subject to bifurcation and is thus presented as a liability along with the balance of the convertible debentures. The principal accretion occurring under Canadian GAAP is not required under U.S. GAAP and the adjustment is included in the interest expense adjustment in the reconciliation.

(g) Accounting for Derivatives

On January 1, 2001, the Company adopted, for U.S. GAAP purposes, the provisions of Statement of Financial Accounting Standards No. 133, "Accounting For Derivative Instruments and Hedging Activities." This standard requires that all derivatives be recognized as either assets or liabilities and measured at fair value. This is different from the Canadian GAAP treatment for financial instruments. Under U.S. GAAP, derivatives which are fair value hedges, together with the financial instrument being hedged, will be marked to market with adjustments reflected in income and derivatives which are cash flow hedges will be marked to market with adjustments reflected in comprehensive income (see
(i)).

(h) Income Taxes

Years ended December 31 (millions)								2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Current											      $  (125.8)      $  (221.7)
Deferred											  348.8  	  395.4
---------------------------------------------------------------------------------------------------------------------------------
												  223.0 	  173.7
Investment Tax Credits										   (0.6)	   (1.3)
---------------------------------------------------------------------------------------------------------------------------------
											      $   222.4       $   172.4
=================================================================================================================================

The Company's income tax expense (recovery), for U.S. GAAP purposes, differs from that calculated by applying statutory rates for the following reasons:

Years ended December 31  ($ in millions)			2004					2003

---------------------------------------------------------------------------------------------------------------------------------
Basic blended federal and provincial
 tax at statutory income tax rates		      $   262.0 	34.7%		      $   186.8 	37.1%
Tax rate differential on, and consequential
 adjustments from, settlement of prior year tax issues	  (50.3)	 			  (49.7)
Revaluation of deferred tax assets and liabilities
 for changes in statutory income tax rates		  (14.0)				   13.0
Investment Tax Credits					   (0.4)				   (0.8)
Other							    6.6 				    1.8
---------------------------------------------------------------------------------------------------------------------------------
							  203.9 	27.0%			  151.1 	30.0%
Large corporations tax					   18.5 				   21.3
---------------------------------------------------------------------------------------------------------------------------------
U.S. GAAP income tax expense (recovery)		      $   222.4 	29.5%		      $   172.4 	34.3%
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

(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Capital assets
  Property, plant, equipment, other and intangible assets subject to amortization	      $  (615.2)      $  (534.1)
  Intangible assets with indefinite lives							 (991.9)       (1,007.0)
Reserves not currently deductible								  167.9 	  156.1
Losses available to be carried forward								  424.9 	  622.2
Other												   77.8 	  137.0
---------------------------------------------------------------------------------------------------------------------------------
											      $  (936.5)      $  (625.8)
=================================================================================================================================
Deferred tax assets
  Current										      $   438.4       $   304.0
  Non-current											  218.8 	  709.0
---------------------------------------------------------------------------------------------------------------------------------
												  657.2 	1,013.0
Deferred tax liabilities								       (1,593.7)       (1,638.8)
---------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets (liabilities)							      $  (936.5)      $  (625.8)
=================================================================================================================================

(i) Additional Disclosures Required Under U.S. GAAP - Comprehensive Income

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

Years ended December 31 (millions)			2004						2003
---------------------------------------------------------------------------------------------------------------------------------
				     Unrealized					     Unrealized
				    fair value of 				    fair value of
				     derivative	      Minimum 			     derivative	      Minimum
				     cash flow	      pension 			     cash flow	      pension
				       hedges	     liability	       Total	       hedges	     liability	       Total
---------------------------------------------------------------------------------------------------------------------------------
Amount arising			      $   (72.9)      $   (23.6)      $   (96.5)      $  (303.8)      $   (12.5)      $  (316.3)
Income tax expense (recovery)		  (25.4)	   (8.1)	  (33.5)	 (114.5)	    3.2 	 (111.3)
---------------------------------------------------------------------------------------------------------------------------------
Net					  (47.5)	  (15.5)	  (63.0)	 (189.3)	  (15.7)	 (205.0)
Accumulated other comprehensive
 income (loss), beginning of year	  (73.6)	 (110.4)	 (184.0)	  115.7 	  (94.7)	   21.0
---------------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive
 income (loss), end of year	      $  (121.1)      $  (125.9)      $  (247.0)      $   (73.6)      $  (110.4)      $  (184.0)
=================================================================================================================================

(j) Recently Issued Accounting Standards Not Yet Implemented

Equity-based compensation. Under U.S. GAAP, effective for the third quarter of its 2005 fiscal year, the Company will be required to apply the fair value method of accounting for share-based compensation awards granted to employees, as prescribed by SFAS 123(R). As compared with the information that has been previously and currently disclosed for U.S. GAAP purposes, the adoption of this standard will result in a reclassification between share capital, contributed surplus and retained earnings. The Company expects that it will use the modified prospective transition method. The Company is in the process of estimating the impact on the U.S. GAAP reconciliation disclosures, but has not yet finalized the amounts; such amount would be in excess of the $176.9 million in share option expense reported in the U.S. GAAP reconciliation disclosures for the fiscal years ended December 31, 2004-1999, inclusive, due to the initial effective date of SFAS 123.

Other. As would affect the Company, there are no other U.S. accounting standards currently issued and not yet implemented that would differ from Canadian accounting standards currently issued and not yet implemented.



          TELUS Management's Discussion and Analysis - 2004
          =================================================


Forward-looking statements

===============================================================================
This document and the Management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company) that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

Factors that could cause actual results to differ materially include but are not limited to: competition; economic fluctuations; financing and debt requirements; tax matters; human resources (including the outcome of outstanding labour relations issues); technology (including reliance on systems and information technology); regulatory developments; process risks; manmade and natural threats; health and safety; litigation; business continuity events; and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents including the Annual Information Form, and in other filings with securities commissions in Canada (filed on SEDAR at sedar.com) and the United States (filed on EDGAR at sec.gov).

For further information, see Section 10: Risks and uncertainties of Management's discussion and analysis.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
===============================================================================

Management's discussion and analysis - February 16, 2005

The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the years ended
December 31, 2004 and 2003, and should be read together with TELUS' audited Consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements above.

TELUS' audited Consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP. See Note 21 to the audited Consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The audited Consolidated financial statements and Management's discussion and analysis were reviewed by TELUS' Audit Committee on February 15, 2005 and approved by TELUS' Board of Directors on February 16, 2005. All amounts are in Canadian dollars unless otherwise specified.

Non-GAAP measures

The Company has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate performance of business units and segments. On a consolidated basis, non-GAAP measures are used in measuring compliance with debt covenants. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, reconciled with their nearest GAAP measure and given no more prominence than the closest GAAP measure. For the readers' reference, the definition, calculation and reconciliation of consolidated non-GAAP measures is provided in Section 11: Reconciliation of non-GAAP measures and definition of key operating indicators.

Management's discussion and analysis contents


---------------------------------------------------------------------------------------------------------------------------------
Section	Page	                                 Contents
---------------------------------------------------------------------------------------------------------------------------------
 1. Overall performance	  	                 A summary of 2004 consolidated results and a description of performance against annual targets set for 2004.
---------------------------------------------------------------------------------------------------------------------------------
 2. Core business, vision and strategy		 A discussion of TELUS' core business, vision and strategy, including examples of TELUS' activities in support of its six strategic imperatives.
---------------------------------------------------------------------------------------------------------------------------------
 3. Key performance drivers		         Corporate priorities for 2004 and 2005.
---------------------------------------------------------------------------------------------------------------------------------
 4. Capability to deliver results		 A description of factors that affect the capability to execute strategies, manage key performance drivers, and deliver results.
---------------------------------------------------------------------------------------------------------------------------------
 5. Results of operations		         A detailed discussion of operating results for 2004.
---------------------------------------------------------------------------------------------------------------------------------
 6. Financial condition		                 A discussion of significant changes in the balance sheet for the full year.
---------------------------------------------------------------------------------------------------------------------------------
 7. Liquidity and capital resources		 A discussion of cash flow, liquidity, credit facilities, off-balance sheet arrangements and other disclosures.
---------------------------------------------------------------------------------------------------------------------------------
 8. Critical accounting estimates and            A description of accounting estimates, which are critical to determining
    accounting policy developments               financial results, and changes to accounting policies.
---------------------------------------------------------------------------------------------------------------------------------
 9. Looking forward to 2005		         A discussion of the 2005 outlook, operational and financial targets, financing plans, and key assumptions.
---------------------------------------------------------------------------------------------------------------------------------
10. Risks and uncertainties		         A description of risks and uncertainties facing TELUS.
---------------------------------------------------------------------------------------------------------------------------------
11. Reconciliation of non-GAAP measures and      A description, calculation and reconciliation of certain measures used by
    definition of key operating indicators       management.
---------------------------------------------------------------------------------------------------------------------------------

1. Overall performance

1.1 Materiality for disclosures

Management determines whether or not information is "material" based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

1.2 Economic growth and the telecommunications market

The Conference Board of Canada recently estimated Canadian real GDP growth in 2004 at 2.6%. In the context of a resilient Canadian economy in 2004, Canadian wireless industry revenues are estimated to have grown by about 18% as more Canadians adopt and expand their use of wireless services. TELUS Mobility achieved 19.2% revenue growth and its largest ever wireless subscriber net additions of 512,400. On the other hand, price competition and technological substitution of voice services to wireless and Internet contributed to further softness in Canadian wireline industry revenues, which declined by an estimated 2%. In the wireline business market, there is greater acceptance of Internet protocol or IP-based services, such as TELUS' IP-One services, and as a result, TELUS signed up additional business customers.

In the wireline consumer market, awareness of voice over Internet protocol
(VoIP) services increased following a number of new service introductions by competitors, but it was not a significant competitive factor in 2004. TELUS' major cable-TV competitors have begun to or have announced their intention to offer VoIP telephony in its incumbent territories in 2005. Additional competition is expected from existing competitors that offer VoIP. See Risks and uncertainties Section 10.1 Competition and Section 10.6 Technology for the competitive and technology factors facing TELUS.

1.3 Consolidated highlights

---------------------------------------------------------------------------------------------------------------------------------
($ in millions except per share amounts)				      Years ended December 31
								2004 			2003 		       Change
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues						7,581.2 		7,146.0 		  6.1 %

EBITDA(1)							3,090.6 		2,815.8 		  9.8 %

Operating income						1,447.5 		1,163.0 		 24.5 %

Net income							  565.8 		  324.4 		 74.7 %

Earnings per share, basic					    1.58 		    0.92 		 71.7 %
Earnings per share, diluted					    1.57 		    0.91 		 72.5 %

Cash dividends declared per share			 	    0.65 		    0.60 		  8.3 %

Cash provided by operating activities				2,538.1 		2,133.8 		 18.9 %
Cash used by investing activities				1,299.5 		1,197.8 		  8.5 %
  Capital expenditures						1,319.0 		1,252.7 		  5.3 %
Cash used by financing activities				  348.3 		  920.8 		(62.2)%

Free cash flow(2)						1,297.3 		  844.9 		 53.5 %
---------------------------------------------------------------------------------------------------------------------------------

(1) Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
(2) Free cash flow is a non-GAAP measure. See Section 11.2 Free cash flow.

---------------------------------------------------------------------------------------------------------------------------------

Consolidated Operating revenues and EBITDA increased significantly in 2004, when compared with 2003, driven by continued significant TELUS Mobility growth as well as improved results in the Communications segment, which has now experienced three quarters of sequential revenue growth and year-over-year growth in the third and fourth quarters of 2004. Net income increased due to improved operating profitability, lower Financing costs and lower effective income tax rates. Basic and diluted Earnings per share increased in 2004 as a result of higher Net income, partly offset by a larger number of shares outstanding. Strong growth in EBITDA combined with lower restructuring payments contributed to free cash flow growth. Cash used by financing activities decreased due mainly to lower repayments of debt maturing in 2004.

 [Operating revenues GRAPH]   [Basic earnings (loss) per share GRAPH]

1.4 Performance relative to targets and revised guidance

TELUS met or exceeded all of its original consolidated targets for 2004, except for capital expenditures. TELUS Mobility exceeded or met all of its original targets, while TELUS' Communications segment original targets were not achieved, except for high-speed Internet subscriber net additions. TELUS met or exceeded all of its consolidated and segmented final guidance for 2004.

---------------------------------------------------------------------------------------------------------------------------------
Performance to 2004 targets and final guidance		2004 	 Original targets      Result	  Final guidance       Result
						      results	     for 2004			     for 2004
++  Exceeded top of range of target or guidance
+   Met target or guidance
x   Did not meet target or guidance
---------------------------------------------------------------------------------------------------------------------------------
Consolidated
  Revenues					  $7.581 billion     $7.45 to			      $7.5 to
								   $7.55 billion	++	  $7.575 billion	++

  EBITDA(1)					   $3.09 billion     $2.95 to			     $3.05 to
								   $3.05 billion	++	   $3.1 billion		 +

  Earnings per share - basic			       $1.58	   $1.05 to $1.25	++	  $1.50 to $1.55	++

  Capital expenditures				  $1.319 billion      Approx.			      Approx
								  $1.225 billion	 x	   $1.3 billion		 +

  Free cash flow(2) (3)				   $1.30 billion     $1.13 to			     $1.25 to
								   $1.23 billion	++	   $1.3 billion		 +

  Net debt to EBITDA(4)				     2.1 times	 2.5 times or less	++	 2.2 times or less	 +

Communications segment
  Revenue (external)				  $4.769 billion      $4.8 to			     $4.725 to
								   $4.85 billion	 x	   $4.775 billion	 +

    Non-ILEC revenue				  $561 million(5)     Approx.			      $545 to
								    $610 million	 x	    $555 million	++

  EBITDA					  $1.948 billion    $1.975 to			     $1.925 to
								  $2.025 billion	 x	   $1.95 billion	 +

    Non-ILEC EBITDA				   $(22) million      Approx.			      $(20) to
								     $5 million		 x	    $(25) million	 +

  Capital expenditures				   $964 million	      Approx.			      Approx.
								    $875 million	 x	    $950 million	 +

  High-speed Internet subscriber net additions	      128,100	   Approx. 125,000	 +	   Approx. 125,000	 +

Mobility segment
  Revenue (external)				 $2.812 billion	     $2.65 to			     $2.775 to
								   $2.7 billion		++	    $2.8 billion	++

  EBITDA					 $1.142 billion	  $975 million to		     $1.125 to
								   $1.025 billion	++	    $1.15 billion	 +

  Capital expenditures				  $355 million	      Approx. 			      Approx.
								    $350 million	 +	    $350 million	 +

  Wireless subscriber net additions		      512,400	     375,000 to			     425,000 to
								      425,000		++	      475,000		++
---------------------------------------------------------------------------------------------------------------------------------

(1) See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
(2) See Section 11.2 Free cash flow.
(3) Free cash flow (2004 method).
(4) Using EBITDA (excluding restructuring). See Section 11.4 Definition of liquidity and capital resource measures.
(5) Includes $4.6 million of revenues from ADCOM.

---------------------------------------------------------------------------------------------------------------------------------

2. Core business, vision and strategy

2.1 Core business

TELUS Corporation, as the largest telecommunications company in Western Canada and the second largest in Canada, provides a full range of telecommunications products and services including data, IP, voice, video and wireless services. TELUS earns the majority of its revenue from access to, and the use of, the Company's national telecommunications infrastructure, or from providing products and services that facilitate access to and usage of this infrastructure.

The Company's reportable segments, which reflect TELUS' organizational structure and are used to manage the business, are TELUS Communications and TELUS Mobility. The two segments are differentiated based on management, products and services, distribution channels, technology, and regulatory treatment. Intersegment sales are recorded at the exchange value.

At December 31, 2004, the Company's principal subsidiary is wholly owned TELUS Communications Inc. (TCI), including TELE-MOBILE COMPANY partnership.

2.2 Vision and strategy

TELUS' strategic intent, or vision, is to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. TELUS' strategy for growth is to focus on its core telecommunications business in Canada. As a result it has evolved from a regional telecommunications company in 1999, serving 28% of Canada's population, to a strong national facilities-based player in the growth areas of wireless, data and IP. The Company embarked on this strategy to take advantage of the significant growth opportunities that the national market offers.

TELUS continues to be guided by its six long-standing strategic imperatives that serve as a guideline for the Company's actions. Some recent examples of TELUS' activities in support of these imperatives follow.

2.2.1 Building national capabilities across data, IP, voice and wireless

Expansion in Central Canada is key to TELUS' business growth strategy. In 2004, TELUS successfully implemented several major deals, including the $160 million managed data contract with IBM for the TD Bank Financial Group for more than 1000 branches, right across Canada.

Wireless coverage was extended to 500,000 more Canadians in 2004, ending the year at 30 million. Distribution was extended with 15 new TELUS Mobility stores, resulting in more than 100 corporate stores and a total of 2,500 retail locations.

TELUS achieved another milestone in the migration of long distance voice traffic from competitors to its IP-based network, a migration that began in July 2003. In 2004, TELUS successfully migrated 84% of its long distance traffic from the old Stentor Alliance platform. The migration of calls is another step in the transformation of the TELUS network to a single ubiquitous IP network designed to carry high-quality voice, data and video applications. This should eventually eliminate the need for separate networks to carry these applications and reduce network costs.

2.2.2 Providing integrated solutions that differentiate TELUS from its competitors

TELUS as a full service telecom operator should increasingly benefit from wireless and wireline synergistic bundling opportunities. This is a differentiating competitive advantage compared to competitors with narrow or stand-alone service offerings.

As a result of research and development activities TELUS has undertaken, the next phase of the IP-One product family was launched in June 2004, and is currently offered to businesses in 24 cities in Ontario and Quebec. IP-One Innovation service uses TELUS' next generation IP-based network to route calls and data, while providing business customers with a full suite of advanced applications and services. It gives customers the opportunity to reduce operational expenses by eliminating costs associated with installing, managing and supporting three separate connections. IP-One Innovation service also provides the efficiency and accessibility of integrated messaging that allows standards-based e-mail programs to retrieve voice-mail.

TELUS began rolling out its digital home strategy to consumers, branded the Future Friendly Home, and introduced TELUS Home Networking and TELUS HomeSitter. The wireless home networking solution was introduced for residential customers in B.C. and Alberta for an additional $8 per month plus the cost of a home networking kit. The service includes enhanced Internet access with speeds up to 2.5 megabits per second and capability to connect multiple computers through a wireless network. TELUS HomeSitter is a unique home monitoring system based on wireless broadband technology that offers customers peace of mind by allowing them to remotely monitor their home or business through a private account via any high-speed Internet connection. TELUS HomeSitter service is being offered to TELUS high-speed Internet customers for $9.95 a month, or $14.95 for others.

2.2.3 Focusing relentlessly on the growth markets of data, IP and wireless

Executing against this imperative is central to the Company's success. TELUS achieved strong consolidated growth in 2004 based on record wireless subscriber net additions of 512,400, a 19% increase in wireless revenue and a 4% increase in data revenue.

In May 2004, TELUS announced its intention to acquire all of the publicly traded shares and warrants of Microcell, the smallest of the national wireless operators. In September 2004, Microcell's Board recommended its shareholders accept a higher-priced offer from competitor Rogers Wireless Communications Inc. Rogers completed the acquisition of Microcell in the fourth quarter of 2004. TELUS' offer was consistent with two other strategic imperatives of building national capabilities across data, IP, voice and wireless and partnering, acquiring and divesting to accelerate the implementation of TELUS' strategy.

While TELUS ranks third in the Canadian wireless industry in terms of total subscribers, the success of its leadership position is reflected by TELUS Mobility, generating the highest growth in EBITDA and cash flow (EBITDA less capital expenditures) of the three Canadian operators. TELUS Mobility continues to focus on profitable wireless growth in the national market, which is now made up of three major facilities-based players and potential niche-market competitors operating on a resale basis.

2.2.4 Investing in internal capabilities to build a high-performance culture and efficient operations

TELUS team members are at the heart of the Company's competitive advantage in efforts to meet customer needs in the most effective way possible.

In early 2004, TELUS completed a major multi-phase three-year Operational Efficiency Program, which began in 2001 and attained cumulative annual savings of $538 million by the end of 2004. Building upon this base, in 2004 new restructuring activities in the Communications segment included a departmental reorganization of the information technology resources area, consolidating from 15 locations to two primary locations, which is expected to enable greater efficiencies of scale and effectiveness of program delivery. Two customer-facing business units were also integrated to improve the Company's competitiveness as well as its operating and capital productivity.

The Company is presently undertaking a billing initiative to re-engineer processes in the Communications segment for order entry, pre-qualification, service fulfillment and assurance, customer care, billing, collections/credit, customer contract and information management.

The Company also invested significantly in upgrading of skill sets, leadership training and team development. For example, in 2004 approximately $35 million was spent on training and learning, up from $33 million in 2003.

2.2.5 Partnering, acquiring and divesting to accelerate the implementation of TELUS' strategy and focus TELUS' resources on core business

In March 2004, TELUS, O.N. Telcom, and the Province of Ontario announced a strategic alliance in which TELUS will provide O.N. Telcom with management support services and access to its products and services. The agreement provides O.N. Telcom with access to the TELUS national IP backbone, technology and services while positioning O.N. Telcom for improved customer service from TELUS' extensive product and market development initiatives.

In November, TELUS acquired the shares of ADCOM, Inc., the largest video conferencing company in Canada, for $12.2 million. Through this acquisition, TELUS gained approximately 80 employees, a new customer base, multi-site operations and state-of-the-art equipment. ADCOM has offices in Calgary, Edmonton, Ottawa, Montreal and Halifax. ADCOM's annual revenues in 2003 were $24.7 million. Also in November, TELUS Sourcing Solutions signed an agreement with the B.C. Government to provide payroll systems and services. As a result, about 140 employees joined TELUS from the provincial government.

In December, Verizon sold its 20.5% equity interest in TELUS, or 73.5 million shares, through a secondary equity offering. The long-term relationship agreement between the companies required Verizon to have approval of a majority of TELUS' independent directors, and resulted in TELUS agreeing to favourable terms to permit the transaction to proceed. TELUS received $148.1 million (US $125 million) and, under amendments to long-term agreements, annual future fees of $97 million (US $84 million) payable to Verizon were reduced to a nominal amount. The secondary offering increased the public float of TELUS shares by approximately 26%, providing more trading liquidity, and increasing the breadth of the shareholder base. Verizon and TELUS continue to have a mutually beneficial relationship to serve both wireline and wireless customers. For example, TELUS Mobility and Verizon Wireless expanded their current roaming arrangements under a consolidated long-term roaming agreement.

TELUS also sold non-strategic properties and other assets for $27.6 million in 2004.

2.2.6 Going to market as one team, under a common brand, executing a single strategy

TELUS' nature-based non-technical approach and the future is friendly brand promise are renowned in Canada. The approach is consistently applied to advertising in the Communications and Mobility segments and across all corporate communications programs.

TELUS also continues to execute on its commitment to becoming Canada's premier corporate citizen by supporting the communities in which employees live, work and serve. The Company's efforts are focused on health and wellness, education and sport, and arts and culture. In 2004, TELUS made a five-year commitment to the Royal Conservatory of Music to help strengthen the creative capital of young Canadians. The Company also announced multi-year sports sponsorships including Hockey Canada, Alpine Canada Alpin and the Canadian Soccer Association. Also announced was a multi-faceted partnership with Science World in Vancouver. For additional information, see TELUS' 2004 Corporate Social Responsibility Report, which can be found at telus.com/socialresponsibility.

3. Key performance drivers

To focus on the opportunities and challenges, and to create value for shareholders, TELUS sets corporate priorities each year. As TELUS' business focus remains constant, the corporate priorities for 2005 continue the themes from 2004:

		       2004 corporate priorities		  2005 corporate priorities
---------------------------------------------------------------------------------------------------------------------------------
			   Enhancing TELUS Mobility's leadership position in wireless
---------------------------------------------------------------------------------------------------------------------------------
Drive toward leadership in high-speed Internet   ==>		      Leveraging investments in high-speed Internet technology
								      through Future Friendly Home services in B.C., Alberta
								      and Eastern Quebec
---------------------------------------------------------------------------------------------------------------------------------
Revitalizing wireline growth   ==>  			  	      Leveraging investments ... (above) and
                                                                      Accelerating wireline performance in Ontario
							   	      and Quebec business markets
---------------------------------------------------------------------------------------------------------------------------------
   Growing brand value by delivering a superior customer experience via leading IP solutions and excellence in customer care
---------------------------------------------------------------------------------------------------------------------------------
Embracing continual cost efficiency   ==>			      Driving continual improvements in productivity across TELUS
---------------------------------------------------------------------------------------------------------------------------------
	Reaching a collective agreement that reflects industry dynamics and embraces the needs of all TELUS stakeholders
---------------------------------------------------------------------------------------------------------------------------------

3.1 Enhancing TELUS Mobility's leadership position in wireless

In 2004, TELUS Mobility continued to lead the Canadian industry with the highest average revenue per subscriber unit per month (ARPU) of $60, while maintaining one of the lowest churn rates in North America at 1.40%. TELUS Mobility EBITDA margin increased to 40.3% in 2004, from 34.3% in 2003. As a result of continued EBITDA growth and steady capital expenditures, TELUS Mobility generated substantially improved cash flow (EBITDA excluding restructuring less capital expenditures) to a TELUS Mobility record of $787.5 million or 30.3% of Network revenue, as compared with $455.5 million or 20.9% of Network revenue in 2003.

For 2005, TELUS Mobility plans to maintain its leadership position in terms of the financial and operational performance of the wireless business, in the recently consolidated Canadian wireless marketplace with three national players. Innovative products and marketing, strong brand, and superior customer service and retention programs should once again fuel top-quartile industry growth in revenue, profitability and cash flow. TELUS Mobility is targeting 2005 revenue growth of 14 to 16% and EBITDA growth of 18 to 23%. These are being driven by expected wireless subscriber growth of 425,000 to 475,000 and continued margin expansion from improved scale efficiencies. TELUS Mobility expects 2005 capital expenditures of $350 to $400 million to be focused on capacity improvements as well as network and efficiency enhancements and possible investment in 3-G technology. TELUS Mobility cash flow is expected to increase to approximately $1.0 billion in 2005.

Wireless revenue and EBITDA as a proportion of TELUS consolidated results are expected to be approximately 41 and 42%, respectively, in 2005. This compares with 28 and 21%, respectively, in 2002.

3.2 Leveraging investments in high-speed Internet technology through Future Friendly Home services in B.C., Alberta and Eastern Quebec

In 2004, TELUS added 128,100 high-speed Internet net additions, and introduced new services as part of TELUS' digital home strategy, as described in Section 2 Core business, vision and strategy. In 2005, TELUS' target is to add approximately 100,000 high-speed Internet subscribers, down from 2004, a result of the high level of high-speed Internet adoption in Western Canada (approximately 50% of households), and despite an expected increase in competitive activity. In February 2005, a cable-TV competitor in TELUS' Western incumbent markets launched cable-based telephony services in Calgary that would roll out to additional markets over time, focusing on bundled television, Internet and digital services. TELUS has a broadcasting distribution licence to offer digital television services in select communities across Alberta and B.C., as well as a licence to offer commercial video-on-demand services. By using TELUS' existing high-speed infrastructure, these licences could enable the Company to compete with cable-TV companies and satellite service providers for TV entertainment services. TELUS is testing and evaluating these services for possible launch in the future.

3.3 Accelerating wireline performance in Ontario and Quebec business markets

In 2004, TELUS Communications revenue experienced a small annual decrease of 0.3%, with positive growth in the last two quarters of the year, compared to a 4% annual decline in 2003. In 2005, wireline annual revenue is expected to decrease between 0.4 and 1.5%. The Company is addressing the challenges the wireline industry faces in two ways. The most significant growth opportunity for TELUS is in non-incumbent operations, focused on business and government markets. TELUS is exploiting the competitive head start it has in managed data and IP solutions, utilizing its already-built next generation IP network, to secure recurring data revenues in Ontario and Quebec. In 2005, the Company expects to generate $600 to $650 million in non-incumbent revenue, a significant $39 to $89 million increase, and for the first time deliver positive operating earnings on a full year basis.

Another important element of the Company's wireline revenue growth strategy is the TELUS Future Friendly Home initiative in incumbent operations. TELUS offers a suite of integrated, advanced digital and wireless services that are easy to use, and that leverage significant investments in high-speed Internet. Two new services, TELUS Home Networking and TELUS HomeSitter, were launched in 2004. TELUS plans to launch new retail consumer solutions, which may include VoIP and IP TV in 2005, to continue enhancing the Future Friendly Home portfolio.

3.4 Growing brand value by delivering a superior customer experience via leading IP solutions and excellence in customer care

In 2004, TELUS focused on improving its customer service levels, as evidenced by improved levels on wireline service indicators and by continued low levels of churn at TELUS Mobility. New systems for the Communications segment, from order entry to billing, customer contract and information management, are expected to help improve customer service in the future. By delivering innovative IP and wireless solutions, and by consistently striving for customer care excellence, TELUS aims to strengthen the power and effectiveness of its nature-based national brand.

3.5 Driving continual improvements in productivity across TELUS

Various initiatives were undertaken in 2004 and are planned for 2005 to constantly improve and institutionalize a cost-conscious mindset throughout the organization.

3.6 Reaching a collective agreement

Reaching a collective agreement remains a priority in 2005. The recent decision by the Canada Industrial Relations Board (CIRB) overturning its year-old binding arbitration order returns the parties to the collective bargaining process. Every effort will be made to achieve a long overdue resolution to these negotiations, which first commenced in 2000. The status of certain CIRB decisions and related appeals in 2004 follows.

     Appeal for reconsideration of CIRB Decisions 1004 and 271

In February 2004, TCI filed applications with both the CIRB and the Federal Court of Appeal seeking a review of the CIRB's earlier decisions, which imposed a communications ban and required TCI to offer binding arbitration to the Telecommunications Workers Union (TWU). On April 8, 2004, in Decision 271, the CIRB rendered the full reasons regarding the complaints that led to its earlier decisions. The CIRB imposed a further communications ban on TCI, prohibiting communications with bargaining unit members on matters of employment and collective interest until such time as the conditions of the Canada Labour Code with respect to gaining the right to strike or lockout had been satisfied. TCI then sought reconsideration and a judicial review of the CIRB's April 8, 2004 decision. The Federal Court of Appeal granted TCI a stay of its judicial review application until the CIRB issued the reconsideration decision. The CIRB issued a summary decision on February 2, 2005, overturning its previous ruling that imposed binding arbitration. In addition, the Board set aside the April 2004 broad communications ban, and re-instated its narrower January 2004 ban related to communications with bargaining unit team members on labour relations issues and negotiations. TCI is awaiting the CIRB's full reasons for its decision. In the interim, TCI has requested that the Federal Court of Appeal judicial review application be stayed until the CIRB issues its full written reasons for its February 2005 decision. TCI awaits the Federal Court of Appeal's determination. On February 16, 2005, the Telecommunications Workers Union filed an application in the Federal Court of Appeal of this latest CIRB decision that reversed the Board's previous decision that had placed the parties in binding arbitration.

     Appeal of CIRB Decisions 1088 and 278

The CIRB in Decisions 1088 and 278 declared that TELUS Mobility's non-unionized team members, predominantly located in Ontario and Quebec, performing work similar to their unionized Mobility segment counterparts in Alberta and British Columbia, should be included in the TWU bargaining unit without a representational vote. TELUS Mobility's application to the Federal Court of Appeal for judicial review of Decisions 1088 and 278 was heard in October 2004. The Federal Court of Appeal dismissed the application on December 16, 2004, and TELUS Mobility applied to the Supreme Court of Canada for leave to appeal the decision in February 2005.

On February 4, 2005, the CIRB rendered a further decision to include the former QuebecTel Mobilite employees (clerical and administrative) represented by the Syndicat quebecois des employees de TELUS, Local 5044 (SQET) in the bargaining unit represented by the TWU. The CIRB also confirmed that the former QuebecTel Mobilite employees (professional) represented by the Syndicat des agents de maitrise de TELUS, Local 5144 (SAMT), would remain a separate/distinct bargaining unit continuing to be represented by the SAMT.

4. Capability to deliver results

4.1 Operational capabilities - TELUS Communications

A little less than one-third of the Communications segment revenues are currently subject to rate regulation by the CRTC. Regulated services include residential and business services, competitor services and public telephone (payphone) services. See Note 3 of the Consolidated financial statements for a discussion of rate regulation in Canada, as it applies to TELUS.

In the past, management has indicated a need to address the declining revenue streams and profitability in the wireline business. This is caused by ongoing industry-wide trends including declining access lines, reduced long distance revenue as a result of price competition and lower usage due in part to technological substitution, and new revenue streams having lower margins. To meet these challenges TELUS has set out to offset these factors in three ways. First, TELUS is pursuing the non-incumbent growth opportunity in the large business market in Ontario and Quebec with a focus on managed data and IP solutions. Second, in incumbent areas TELUS is investing in and launching a suite of integrated and advanced digital and wireless services with the TELUS Future Friendly Home initiative. Third, TELUS aims to deliver continued improvements in efficiency and productivity to address cost structure and maintenance of margins in the mid-term. TELUS Communications has had some success in 2004 with an increase in non-ILEC revenues in the second half of the year, the launch of two new services, TELUS Home Networking and TELUS HomeSitter, and new efficiency initiatives. It is encouraging that TELUS Communications attained sequential quarterly revenue growth in the second, third and fourth quarters of 2004 and year-over-year growth in the third and fourth quarters of 2004.

In 2004, TELUS Communications recorded $52.6 million in restructuring charges for three new restructuring initiatives. In light of strong competition from existing telecommunications companies, and plans by cable-TV companies and other competitors to expand VoIP offerings in TELUS' incumbent territories, ongoing efficiency initiatives continue to be necessary in 2005.

TELUS Communications' principal wireline competitors are:

---------------------------------------------------------------------------------------------------------------------------------
Canadian geographic market	     	Competition			     	      	TELUS Communications
---------------------------------------------------------------------------------------------------------------------------------
Nationally - business			BCE, Allstream - competing with their own	IP-based national network overlaying
					national infrastructures - and others		extensive switched network in incumbent
											territories in Western Canada and
					System integrators of managed solutions,	Eastern Quebec.
					such as CGI, EDS and IBM.
											Rate regulated in incumbent territories of
											B.C., Alberta and Eastern Quebec for access
											and certain competitive digital network
											access services.

											Non-rate regulated operations in
											non-incumbent areas of Ontario and Quebec.
											Focused on managed data solutions in the
											business market.
---------------------------------------------------------------------------------------------------------------------------------
Western Canada (B.C. and Alberta)	Substitution to wireless including
 - consumer				to TELUS Mobility.

					Shaw Cable - access to most homes		Access to virtually every home.
					in cities and towns. Provides Internet,		Rate regulated for local services.
					entertainment and VoIP-based telephony
					services. Not rate-regulated by the CRTC.	Significant investment in Internet
											infrastructure and innovative services.
					Call-Net (Sprint), Primus, various others
					- urban focus. Collectively offer local		Potential to offer VoIP service, but
					service on a resale basis and with VoIP 	awaiting clarifying regulatory framework.
					offerings, Internet services sometimes
					on a resale basis, and long distance		Has broadcasting distribution licences to
					services.					potentially offer digital television
											services in select communities across
											Alberta and B.C., as well as licences
											to offer commercial video-on-demand
 											services. In the midst of service trials
											by employees.
---------------------------------------------------------------------------------------------------------------------------------
Eastern Quebec - consumer		Substitution to wireless including		Access to virtually every home.
					to TELUS Mobility.				Significant investment in Internet
											infrastructure and innovative services.
					COGECO (cable-TV) - urban focus.
					Offers entertainment and potentially 		Has applied for broadcasting distribution
					VoIP-based telephony services. Provides		licences and video-on-demand licences.
					less high-speed coverage.

					Sprint, Excel, Distributel, Sears and
					Caztel compete in the provision of long
	`				distance services.

					BCE and Vonage compete for VoIP-based
					services.
---------------------------------------------------------------------------------------------------------------------------------
Non-ILEC areas of Quebec		Competitors include BCE, Videotron and  	Provides dial-up Internet services
 -  consumer				Oricom in the provision of dial-up		in the vast majority of Quebec areas.
					and high-speed Internet services.
---------------------------------------------------------------------------------------------------------------------------------

4.2 Operational capabilities - TELUS Mobility

Wireless services are not rate-regulated by the CRTC. TELUS Mobility's national facilities-based competitors are Bell Mobility and Rogers Wireless.

With the overall wireless marketplace exhibiting continued growth, TELUS Mobility has generated best-in-class results in many respects. Focus on customer care, value-added solutions and superior network quality provides its growing subscriber base with an exceptional service experience. With the strategic focus on profitable wireless growth and operating scale efficiencies, a significant proportion of every incremental network revenue dollar earned continues to flow through to EBITDA. As a result, TELUS Mobility is generating significant operating profitability and cash flow ahead of its peer group. This performance resulted in TELUS Mobility being named as the top ranked wireless operator in North America by N. Moore Capital for the third consecutive quarter in December 2004.

4.3 Liquidity and capital resources

TELUS' 2004 financing plan was to use free cash flow generated by its business operations to reduce or repurchase debt and amounts outstanding under its accounts receivable securitization program, as well as to redeem the publicly held Preference and Preferred Shares of TCI. As planned, new credit facilities were established in May 2004 for $1.6 billion, the Company maintained its foreign exchange hedging programs, and the proportion of fixed rate debt was reduced to 93.2% by a series of fixed-rate to floating interest rate swaps.

In 2004, TELUS repaid approximately $210 million in debt that matured in August, reduced the cash proceeds from the sale of securitized accounts receivable by $150 million, and redeemed $72.8 million in Preference and Preferred shares. Following acceptance of the Company's Normal Course Issuer Bid by the Toronto Stock Exchange in mid-December, approximately 2.2 million Common Shares and Non-Voting Shares were repurchased for cancellation, for approximately $78 million. With a Net debt to EBITDA ratio of 2.1 times and a Net debt to total capitalization ratio of 47.9% at December 31, 2004, TELUS has achieved ahead of schedule, not only its original 2004 target for Net debt to EBITDA of 2.5 times or less, but also the long-term targets of 2.2 times or less for Net debt to EBITDA and 45 to 50% for Net debt to total capitalization. In October 2004, on a prospective basis, the Company set a target guideline for a dividend payout ratio of 45 to 55% of net earnings.

With $896.5 million of cash at December 31, 2004, access to undrawn credit facilities of $1.6 billion and cash provided by operating activities, the Company believes it has sufficient capability to fund its requirements in 2005 and refinancing requirements in 2006. See Section 9.3 Financing Plan for 2005. On February 16, 2005, TELUS announced its intention to redeem its $149.6 million of 6.75% convertible debentures at par on June 16, 2005.

5. Results from operations

5.1 Selected annual information

The following selected three-year consolidated financial information has been derived from and should be read in conjunction with the audited Consolidated financial statements of TELUS for the year ended December 31, 2004, and its annual audited Consolidated financial statements for previous years. Certain comparative information has been restated on a basis consistent with the 2004 presentation.

---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31						2004 			2003 			2002
($ in millions except per share amounts)
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues						7,581.2 		7,146.0 		7,006.7

Operations expense						4,438.0 		4,301.9 		4,488.1

Restructuring and workforce reduction costs			   52.6 		   28.3 		  569.9

Financing costs and other expense				  622.0 		  662.6 		  658.0

Income taxes (recovery)						  255.1 		  172.7 		  (46.9)

Net income (loss)						  565.8 		  324.4 		 (235.8)

Common Share and Non-Voting Share income (loss)			  564.0 		  320.9 		 (239.3)

Earnings (loss) per share(1) - basic 				    1.58 		    0.92 		   (0.75)

Earnings (loss) per share(1) - diluted				    1.57 		    0.91 		   (0.75)

Cash dividends declared per share(1)				    0.65 		    0.60 		    0.60

Total assets						       17,838.0 	       17,477.5 	       18,219.8

Current maturities of long-term debt				    4.3 		  221.1 		  190.3

Long-term debt							6,332.2 		6,609.8 		8,336.6
Pension, post-retirement, deferred hedging liability
 and other long-term liabilities				1,313.3 		  983.8 		  193.9
                                                           ----------------        ----------------        ----------------
Total long-term financial liabilities				7,645.5 		7,593.6 		8,530.5

Future income tax liabilities					  991.9 		1,007.0 		  992.3

Non-controlling interest					   13.1 		   10.7 		   11.2

Common equity 							7,016.8 		6,442.7 		6,214.4

Preference and preferred share capital				     - 			   69.7 		   69.7
---------------------------------------------------------------------------------------------------------------------------------

(1) Includes Common Shares and Non-Voting Shares.

---------------------------------------------------------------------------------------------------------------------------------

Some significant changes over the three years included:

* An increasing proportion of Operating revenues from the TELUS Mobility wireless segment (approximately 37% in 2004, 33% in 2003 and 29% in 2002). While the proportion of wireless revenue to consolidated revenue increased by 4 to 5% in each of the last two years, the proportion of wireless Operations expense to consolidated Operations expense increased by only 2 to 3% in each of the years, reflecting scale efficiencies at TELUS Mobility.

* The majority of restructuring charges in 2002 and all of the restructuring charges in 2003 and 2004 were for Communications segment Operational Efficiency Program initiatives. This program helped drive Communications segment 2004 expenses to 7.6% below the 2002 level.

* Financing costs and other expenses in 2002 were net of a non-recurring $82.7 million pre-tax gain on debt redemption.

* Net income included significant favourable impacts for the settlement of tax matters and consequential adjustments, as shown in the table below:

---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31						2004 			2003 			2002
($ in millions except per share amounts)
---------------------------------------------------------------------------------------------------------------------------------
Approximate Net income impact					   73 			   72 			   43
Approximate earnings per share impact				 0.21 			 0.20 			 0.13
Approximate earnings (loss) per share,
 excluding favourable tax-related impacts			 1.37 			 0.72 			(0.88)
---------------------------------------------------------------------------------------------------------------------------------

5.2 Quarterly results summary

---------------------------------------------------------------------------------------------------------------------------------
 ($ in millions,
 except per share
 amounts)	     2004 Q4	   2004 Q3	 2004 Q2       2004 Q1	      2003 Q4	    2003 Q3	  2003 Q2       2003 Q1
---------------------------------------------------------------------------------------------------------------------------------
Segmented revenue
 (external)
  Communications
   segment	     1,209.3 	   1,199.9 	 1,189.0 	1,171.1        1,182.4 	     1,186.3 	   1,209.2 	 1,208.5
  Mobility segment     755.6 	     747.0 	   676.6 	  632.7 	 643.2 	       619.9 	     564.1 	   532.4
                     -------       -------       -------        -------        -------       -------       -------       -------
Operating revenues
 (consolidated)	     1,964.9 	   1,946.9 	 1,865.6 	1,803.8        1,825.6 	     1,806.2 	   1,773.3 	 1,740.9
Restructuring and
 workforce reduction
  costs			19.8 	      16.2 	     0.7 	   15.9 	  16.2 		 2.3 	       3.3 	     6.5

Net income	       135.6 	     156.6 	   172.3 	  101.3 	  47.8 	       114.1 	      73.0 	    89.5
  Per weighted
   average Common
   Share and Non-
   Voting Share
   outstanding
    - basic	 	 0.38 	       0.44 	     0.48 	    0.28 	   0.13 	 0.32 	       0.21 	     0.26
    - diluted		 0.37 	       0.43 	     0.48 	    0.28 	   0.13 	 0.32 	       0.21 	     0.26
Dividends declared
 per Common Share
 and Non-Voting
 Share outstanding	 0.20 	       0.15 	     0.15 	    0.15 	   0.15 	 0.15 	       0.15 	     0.15
---------------------------------------------------------------------------------------------------------------------------------

The trend in Operating revenues continued to reflect strong wireless growth resulting from an increased subscriber base and increased average revenue per subscriber unit (ARPU). TELUS Communications segment revenues increased for the third consecutive quarter, as a result of traction gained from new contracts. Strong data revenues helped Communications segment revenues increase in the third and fourth quarters of 2004, when compared to the same periods in 2003, partially offset by a more modest decline in voice revenues and equipment sales. Communications segment revenues include the impacts of regulatory price cap decisions.

Restructuring charges in 2003 and 2004 were recorded as a result of the Communications segment initiatives.

Net income and earnings per share reflect improved operating profitability, as well as decreasing interest on long-term and short-term debt. There is significant fourth quarter seasonality at TELUS Mobility in terms of subscriber gross additions, related acquisition costs and equipment sales, and to a lesser extent, at TELUS Communications in terms of high-speed Internet subscriber net additions. Significant semi-annual interest payments were also made in the fourth quarter, as well as the second quarter. For a more detailed discussion of fourth quarter results, refer to TELUS' fourth quarter press release, including its Management's discussion and analysis, filed on SEDAR and EDGAR.

For five of the periods shown above, Net income and earnings per share included significant favourable impacts for the settlement of tax matters and consequential adjustments, as shown in the table below:

---------------------------------------------------------------------------------------------------------------------------------
($ in millions,
except per share
amounts)	     2004 Q4	   2004 Q3	  2004 Q2	2004 Q1	       2003 Q4	     2003 Q3	    2003 Q2	  2003 Q1
---------------------------------------------------------------------------------------------------------------------------------
Approximate Net
 income impact	        14 	     - 		     45 	   14 		 - 	        19 	      - 	    53
Approximate earnings
 per share impact     0.04 	     - 		   0.13 	 0.04 		 - 	      0.05 	      - 	   0.15
Approximate basic
 earnings per share,
 excluding favourable
 tax-related impacts  0.34 	    0.44 	   0.35 	 0.24 		0.13 	      0.27 	     0.21 	   0.11
---------------------------------------------------------------------------------------------------------------------------------

5.3 Consolidated results from operations

---------------------------------------------------------------------------------------------------------------------------------
($ in millions except EBITDA margin)					      Years ended December 31
								2004 			2003 			Change
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues						7,581.2 		7,146.0 		 6.1 %

Operations expense						4,438.0 		4,301.9 		 3.2 %
Restructuring and workforce reduction costs			   52.6 		   28.3 		85.9 %
---------------------------------------------------------------------------------------------------------------------------------
EBITDA (1)							3,090.6 		2,815.8 		 9.8 %

EBITDA margin (%) (2)						   40.8 		   39.4 		 1.4 pts
---------------------------------------------------------------------------------------------------------------------------------

(1) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
(2) EBITDA margin is EBITDA divided by Operating revenues.

---------------------------------------------------------------------------------------------------------------------------------

Consolidated Operating revenues and EBITDA increased significantly in 2004, when compared with 2003. This was driven by TELUS Mobility Operating revenue growth of 19.3%, while the corresponding increase in TELUS Mobility Operations expense was only 8.4%. TELUS' Communications segment Operating revenue growth was relatively flat, decreasing by 0.3% in 2004, while its Operations expense increased by 0.4%. Expenses increased to maintain high service levels and provide outsourcing services to customers, and were partly offset by savings from the Operational Efficiency Program phases, which concluded in 2003. Communications segment restructuring charges of $52.6 million in 2004 were recorded for ongoing efficiency initiatives, an increase of $24.3 million when compared with 2003.

For further detail by segment, see Section 5.4 Communications segment results and Section 5.5 Mobility segment results.

---------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization						      Years ended December 31
($ in millions)							2004 			2003 			Change
---------------------------------------------------------------------------------------------------------------------------------
Depreciation							1,307.8 		1,272.9 		  2.7 %
Amortization of intangible assets				  335.3 		  379.9 		(11.7)%
---------------------------------------------------------------------------------------------------------------------------------
								1,643.1 		1,652.8 		 (0.6)%
---------------------------------------------------------------------------------------------------------------------------------

Increased depreciation for growth in data network and wireless capital assets, increased depreciation for certain other assets, as well as write-offs of network equipment and software assets in 2004, were offset by lower amortization resulting from certain software applications becoming fully amortized and from the write-off of software assets in 2003.

---------------------------------------------------------------------------------------------------------------------------------
Other expense, net							      Years ended December 31
($ millions)							2004 			2003 			Change
---------------------------------------------------------------------------------------------------------------------------------
								    8.7 		   23.3 		(62.7)%
---------------------------------------------------------------------------------------------------------------------------------

Other expense includes accounts receivable securitization expense, gains and losses on disposal of property, income (loss) or impairments in equity or portfolio investments, and charitable donations. Accounts receivable securitization expense decreased by $9.8 million in 2004, when compared to 2003, due to the reduction in the amount of securitized receivables. See
Section 7.6 Accounts receivable sale. Upon expiry of TELUS' offer to purchase Microcell in the fourth quarter of 2004, accumulated acquisition costs of approximately $5 million were written off. In addition, net gains from the sale of land and several buildings and investments increased by $10.4 million in 2004, when compared with 2003. Charitable donations expense continues to reflect TELUS' objective of donating 1% or more of average pre-tax income, as defined under the Imagine Caring Company formula.


---------------------------------------------------------------------------------------------------------------------------------
Financing costs								      Years ended December 31
($ millions)							2004 			2003 			Change
---------------------------------------------------------------------------------------------------------------------------------
Interest on Long-term debt, short-term
 obligations and other						  655.5 		  683.0 		 (4.0)%
Foreign exchange losses (gains)					   (3.1)		   (0.4)		   -
Interest income							  (39.1)		  (43.3)		  9.7 %
---------------------------------------------------------------------------------------------------------------------------------
								  613.3 		  639.3 		 (4.1)%
---------------------------------------------------------------------------------------------------------------------------------

Interest on long-term and short-term debt decreased primarily due to the repayment of bank facilities, Medium-term Notes and First Mortgage Bonds during 2003, and the repayment of TCI Debentures and Medium-term Notes in the third quarter of 2004. TELUS maintains a hedging program using cross currency swaps, and as a result, long-term financing costs were generally unaffected by fluctuations in the value of the Canadian dollar against the U.S. dollar. Debt, which includes Long-term Debt, Current maturities and the deferred hedging liability, but excludes cash-on-hand, was $7,374.2 million at December 31, 2004, when compared with $7,576.7 million at December 31, 2003. Interest income was recognized primarily as a result of tax refunds
($26.2 million in 2004 and $38.9 million in 2003) from the settlement of various tax matters, as well as from interest earned on cash and temporary investments.

---------------------------------------------------------------------------------------------------------------------------------
Income taxes	                                                              Years ended December 31
($ millions, except tax rates)					2004 		        2003 		        Change
---------------------------------------------------------------------------------------------------------------------------------
Blended federal and provincial statutory income tax		  286.6 	          185.7 	           54.3 %
Tax rate differential on, and consequential adjustments
 from, the settlement of prior year tax issues		          (50.3)		  (49.7)		   (1.2)%
Revaluation of future tax assets and liabilities for
 changes in statutory income tax rates		                  (12.9)		   13.6 		     -
Large corporations tax and other	                 	   31.7 		   23.1 		   37.2 %
---------------------------------------------------------------------------------------------------------------------------------
		                                                  255.1 		  172.7 		   47.7 %
---------------------------------------------------------------------------------------------------------------------------------
Blended federal and provincial statutory tax rates (%)		   34.7 		   37.1 		   (2.4) pts
Effective tax rates (%)		                                   30.9 		   34.5 		   (3.6) pts
---------------------------------------------------------------------------------------------------------------------------------

Blended federal and provincial statutory income tax increased due to higher income before taxes of $325.1 million, partly offset by lower blended tax rates. Tax recoveries were related to losses carried back and settlement of tax matters and consequential adjustments for prior years that had higher tax rates. Revaluation of future tax balances arose from changes in federal and provincial tax rates.

---------------------------------------------------------------------------------------------------------------------------------
Non-controlling interest	                                              Years ended December 31
($ millions)		                                        2004 		        2003 		        Change
---------------------------------------------------------------------------------------------------------------------------------
		                                                    4.6 		    3.3 		   39.4 %
---------------------------------------------------------------------------------------------------------------------------------

Non-controlling interest primarily represents minority shareholders' interests in several small subsidiaries.

---------------------------------------------------------------------------------------------------------------------------------
Preference and preferred dividends                                            Years ended December 31
($ millions)		                                        2004 		        2003 		        Change
---------------------------------------------------------------------------------------------------------------------------------
		                                                    1.8 		    3.5 		  (48.6)%
---------------------------------------------------------------------------------------------------------------------------------

Preference and preferred dividends ended with the redemption of all of the publicly held TELUS Communications Inc. Preference and Preferred Shares, completed on August 3, 2004.



[Interest on long-term and short term debt GRAPH]   [Net income (loss) GRAPH]


[Segmented external Operating revenues GRAPH]       [Segmented EBITDA GRAPH]


5.4 Communications segment results


---------------------------------------------------------------------------------------------------------------------------------
Operating revenues - Communications segment	                              Years ended December 31
($ millions)		                                        2004 		        2003 		        Change
---------------------------------------------------------------------------------------------------------------------------------
Voice local		                                        2,145.4 		2,160.7 		    (0.7)%
Voice long distance		                                  921.3 		  961.1 		    (4.1)%
Data		                                                1,416.4 		1,368.1 		     3.5 %
Other		                                                  286.2 		  296.5 		    (3.5)%
---------------------------------------------------------------------------------------------------------------------------------
External operating revenue		                        4,769.3 		4,786.4 		    (0.4)%
Intersegment revenue		                                   96.6 		   94.5 		     2.2 %
---------------------------------------------------------------------------------------------------------------------------------
Total operating revenue		                                4,865.9 		4,880.9 		    (0.3)%
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
Key operating indicators - Communications segment
	                                                                      At December 31
(000s)		                                                2004 		        2003 		        Change
---------------------------------------------------------------------------------------------------------------------------------
Residential network access lines		                3,047 		        3,086 		            (1.3)%
Business network access lines		                        1,761 		        1,784 		            (1.3)%
                                                                --------                -------                    -------
Total network access lines(1)		                        4,808 		        4,870 		            (1.3)%

High-speed Internet subscribers		                          689.7 		  561.6 		    22.8 %
Dial-up Internet subscribers		                          281.6 		  319.8 		   (11.9)%
                                                                --------                -------                    -------
Total Internet subscribers (2)		                          971.3 		  881.4 		    10.2 %
                                                                -----------------------------------------------------------------
	                                                                      Years ended December 31
(000s)		                                                2004 		        2003 		        Change
---------------------------------------------------------------------------------------------------------------------------------
Change in residential network access lines		          (39)		         (36)		              -
Change in business network access lines		                  (23)		          (5)		              -
                                                                --------                --------                   --------
Change in total network access lines		                  (62)		         (41)		           (51.2)%
---------------------------------------------------------------------------------------------------------------------------------
High-speed Internet net additions		                  128.1 		  151.6 		   (15.5)%
Dial-up Internet net reductions		                          (38.2)		  (71.9)		    46.9 %
                                                                --------                --------                   --------
Total Internet subscriber net additions		                   89.9 		   79.7 		    12.8 %
---------------------------------------------------------------------------------------------------------------------------------

(1) Network access lines are measured at the end of the reporting period based on information in billing and other systems.
(2) Internet subscribers are measured at the end of the reporting period based on Internet access counts from billing and other systems.

---------------------------------------------------------------------------------------------------------------------------------

Relative to a general industry trend of declining traditional revenues, the Communications segment performed relatively well due to improving data service revenues and a slowing of the rate of long distance revenue erosion.

* Voice local revenue is generated from access to the Company's network on a monthly subscription basis, from optional and pay-per-use services, and from voice contribution revenues. Voice contribution revenues represent TELUS' share of contribution pool funds for providing services in high cost areas. Local revenue for 2004 includes a positive adjustment of $10.2 million recorded in the second quarter of 2004 for CRTC Decision 2004-42. In the decision, TELUS was allowed to recover ongoing operating costs to support previously incurred local number portability and local competition capital investments. Excluding this adjustment, the local service decrease was primarily as a result of a reduction in access lines, partly offset by implementation of approved rate increases for business single and multi-line services effective June 1, 2004. Interconnection revenue, contribution revenues and enhanced services revenues were relatively unchanged in 2004, when compared with 2003.

  Residential network access lines continued to decrease as a result of competitive activity and technological substitution, including substitution to wireless services. Business lines decreased primarily as a result of incumbent local exchange carrier (ILEC) Centrex line losses to competition and migration to more efficient ISDN data services. It is expected that the trend of declining network access lines will worsen due to cable-TV competitors beginning to offer voice telephony services, and increased competition from new and existing VoIP competitors.

* Voice long distance revenue continued to decrease in 2004, but at a lower rate than the 5.4% revenue decrease observed in 2003, due primarily to non-incumbent minute growth. The decrease in revenue in 2004, when compared with 2003, was primarily a result of fewer consumer minutes, price competition, and technological substitution, partly offset by a $1 increase in certain monthly long distance plan administrative charges, effective June 2004, as well as increased non-incumbent long distance minute volumes. Price competition and substitution to alternative technologies are expected to continue.

* Communications segment data revenues include Internet access, hosting and applications, local area network/wide area network (LAN/WAN), gateway service, internetworking and remote access, managed information technology (IT) services, and legacy data services such as private line, switched data services, data local access and data equipment sales. TELUS' November 2004 acquisition of ADCOM, Inc. added $4.6 million of revenue in 2004, while in 2003 TELUS divested certain application development assets, which had 2003 revenues of $17.8 million.

  Internet and enhanced data service revenues increased by $63.1 million in 2004, when compared with 2003, primarily as a result of the 22.8% increase in the high-speed Internet subscriber base over the last 12 months and traction gained from contracts with new customers, partly offset by an 11.9% reduction in dial-up subscribers over the last 12 months. Managed workplace revenues increased by $28.9 million, due to providing higher functional outsourcing services and technology upgrades for TELUS' customers. Other data services and equipment sales decreased by $30.5 million in 2004.

* Other revenue decreased in 2004, when compared with 2003, primarily as a result of lower late payment fees, lower voice equipment sales and the conclusion in the first quarter of 2004 of amortization of deferred individual line service grant revenues (annual impact $6.7 million). Individual line service grants were provided in respect of the conversion of multi-party lines to single lines in high cost rural areas in Alberta in the early 1990s.

* Intersegment revenue represents services provided by the Communications segment to the Mobility segment. These revenues are eliminated upon consolidation together with the associated expense in TELUS Mobility.

Total external operating revenue discussed above included non-ILEC revenues of $560.7 million in 2004, as compared with $555.4 million in 2003. This reflects an increase of $5.3 million or 1.0% for the full year. The increase was primarily due to billings associated with a number of new multi-year contracts, including the TD Bank Financial Group and The Co-operators, a focus on recurring longer-term revenues and higher long distance traffic volume and prices, partly offset by lower equipment sales in 2004 and reduced revenues due to divestiture of certain application development assets in 2003. Non-ILEC revenues increased year-over-year in the third and fourth quarters following declines in the first two quarters of the year. This reflects execution on the Company's objective to migrate away from non-recurring equipment sales toward recurring revenues.

---------------------------------------------------------------------------------------------------------------------------------
Operations expense - Communications segment	                                Years ended December 31
($ millions, except employees)		                        2004 		        2003 		        Change
---------------------------------------------------------------------------------------------------------------------------------
Salaries, benefits and
	other employee-related costs		                 1,650.1 		1,616.9 		     2.1 %
Other operations expenses		                         1,214.8 		1,235.3 		    (1.7)%
---------------------------------------------------------------------------------------------------------------------------------
Total operations expense		                         2,864.9 		2,852.2 		     0.4 %
---------------------------------------------------------------------------------------------------------------------------------
Full-time equivalent employees, end of period		        18,839 		       18,430 		             2.2 %
---------------------------------------------------------------------------------------------------------------------------------

Salaries, benefits and employee-related cost increases were incurred primarily to maintain high service levels, but also increased for the provision of in-sourcing of payroll services to government and health care industry clients, the purchase of ADCOM and the establishment of a call centre in Montreal to handle calls previously outsourced to a third party. Full-time equivalent employees increased by 221 employees for the provision of payroll services to the Government of B.C. and from the purchase of ADCOM. The decrease in Other operations expense was due mainly to lower facility costs and call centre outsourcing costs, partly offset by increased network support and maintenance costs with third parties. These increases were partly offset by Operational Efficiency Program savings.

* Salaries, benefits and employee-related cost increases included:

(i) Costs associated with temporary staff, overtime, training and travel increased by $34.2 million for the full year 2004, when compared with 2003. This increase was related to activities to maintain high customer service levels, improve internal processes, emergency operations training, and an increased expenditure on leadership training and team development;

(ii) Additional costs of $24.6 million in 2004 for operating structure changes. These costs were for the new partnership with the Calgary Health Region, the establishment of the new Montreal call centre, the purchase of ADCOM, and a new agreement in which TELUS Sourcing Solutions will provide payroll services to the Government of B.C. These increased costs were partly offset by savings on outsourcing of $10.4 million, which are included in Other operations expense. Non-cash share-based compensation expense recognized commencing January 1, 2004, as discussed in Section 8.2 Accounting policy developments, was $23.8 million in 2004;

(iii) Base compensation and benefits increases; and

(iv) Partly offsetting the increases noted above were savings from the Operational Efficiency Program of approximately $60.0 million in 2004. Communications segment pension expense for defined benefit and defined contribution plans decreased by $27.2 million, primarily as a result of increased investment returns.

* Other operations expenses were inclusive of additional Operational Efficiency Program savings of approximately $24.0 million in 2004, and decreased when compared with 2003, principally due to:

 (i) Reduced facilities, transit and termination costs, which decreased by $40.2 million due to lower rates for domestic, U.S. and international traffic termination, as well as migration to the IP network, partially offset by higher outbound traffic volumes;

(ii) A lower bad debt expense that decreased by $16.4 million as a result of stringent enforcement of credit policy, more effective collection practices and reduced loss exposure;

(iii) Increased capitalized labour of $15.4 million related to higher capital expenditure activity and more effective utilization of the workforce; and

(iv) The above-noted expense reductions were partially offset by expense increases associated with network support and maintenance costs with third parties, product and service cost of sales due to higher associated revenue, advertising and promotion costs associated with the premier corporate citizen campaign and additional sponsorship costs, higher contract and consulting costs primarily due to increased use of Accenture information technology resources, partly offset by in-sourcing of certain call centre operations. All other costs collectively increased in line with inflation.

Included in the total segment expenses discussed above are non-ILEC operations expenses of $582.9 million in 2004, as compared with $584.1 million in 2003. Non-ILEC operations expense decreased primarily due to lower costs of sales associated with lower equipment sales, migration of domestic traffic to TELUS' IP-based network and a lower bad debt expense, partly offset by increased expenses from the acquisition of ADCOM, increased salaries and benefits, and increased wholesale transit and termination costs for higher outbound international and U.S. traffic volumes.

---------------------------------------------------------------------------------------------------------------------------------
Restructuring and workforce reduction costs - 	                               Years ended December 31
Communications segment ($ millions)		                2004 		        2003 		        Change
---------------------------------------------------------------------------------------------------------------------------------
		                                                    52.6 		    28.3 		    85.9 %
---------------------------------------------------------------------------------------------------------------------------------

Restructuring costs in 2004 include the following activities in the Communications segment:

* In the first quarter of 2004, a departmental reorganization was initiated, primarily in the Communications segment information technology resources area, consolidating from 15 locations to two primary locations. This reorganization, which had an implementation cost in 2004 of approximately $12 million, is expected to enable greater efficiencies of scale and effectiveness of program delivery.

* In the third quarter of 2004, a departmental reorganization was initiated in the Communications segment with the merging of two customer-facing business units. The resulting integration and consolidation aimed to improve the Company's competitiveness as well as its operating and capital productivity. This reorganization had an implementation cost in 2004 of approximately $24 million.

* In addition to the foregoing initiatives, the Company undertook additional activities in 2004 aimed at improving its operating and capital productivity and competitiveness. These additional activities had a cost in 2004 of approximately $16 million.

At December 31, 2004, no future costs remain to be recorded under the Operational Efficiency Program (2001-2003). Cumulative annual cost structure reductions in the Communications segment under the Operational Efficiency Program were approximately $538 million by December 31, 2004, or over 97% of the $550 million target set in mid-2002.

---------------------------------------------------------------------------------------------------------------------------------
EBITDA and EBITDA margin - Communications segment	                      Years ended December 31
		                                                2004 		        2003 		        Change
---------------------------------------------------------------------------------------------------------------------------------
EBITDA ($ millions)		                                 1,948.4 		2,000.4 		   (2.6)%
EBITDA margin (%)		                                    40.0 		   41.0 		   (1.0) pt
---------------------------------------------------------------------------------------------------------------------------------

While Communications segment data revenue increased in 2004, when compared with 2003, EBITDA and EBITDA margin decreased due to higher restructuring charges, decreasing voice revenues and operations expense growth rates exceeding overall revenue growth rates. Non-ILEC EBITDA turned positive in the fourth quarter of 2004, while for the full year of 2004, non-ILEC EBITDA losses decreased by 22.6%.

Communications segment capital expenditures are discussed in Section 7.2 Cash used by investing activities.

5.5 Mobility segment results

---------------------------------------------------------------------------------------------------------------------------------
Operating revenues - Mobility segment	                                      Years ended December 31
($ millions)		                                        2004 		        2003 		        Change
---------------------------------------------------------------------------------------------------------------------------------
Network revenue		                                        2,599.9 		2,183.7 		   19.1 %
Equipment revenue		                                  212.0 		  175.9 		   20.5 %
---------------------------------------------------------------------------------------------------------------------------------
External operating revenue		                        2,811.9 		2,359.6 		   19.2 %
Intersegment revenue		                                   21.5 		   15.7 		   36.9 %
---------------------------------------------------------------------------------------------------------------------------------
Total operating revenue		                                2,833.4 		2,375.3 		   19.3 %
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
Key operating indicators - Mobility segment
---------------------------------------------------------------------------------------------------------------------------------
(000s)	                                                                      At December 31
		                                                2004 		        2003 		        Change
---------------------------------------------------------------------------------------------------------------------------------
Subscribers - postpaid		                                3,240.3 		2,811.8 	  	   15.2 %
Subscribers - prepaid		                                  696.1 		  612.2 		   13.7 %
                                                               --------                --------                  --------
Subscribers - total(1) 		                                3,936.4 	        3,424.0 		   15.0 %

Digital POPs(2) covered including
	roaming/resale (millions)(3)		                   30.0 		   29.5 		    1.7 %
                                                          -----------------------------------------------------------------------
                                                   	                      Years ended December 31
(000s)		                                                2004 		        2003 		        Change
---------------------------------------------------------------------------------------------------------------------------------
Subscriber net additions - postpaid		                  428.5 		  321.2 		   33.4 %
Subscriber net additions - prepaid		                   83.9 		  109.9 		  (23.7)%
                                                               --------                ---------                 --------
Subscriber net additions - total		                  512.4 		  431.1 		   18.9 %

Churn, per month (%)(4)		                                    1.40 		    1.46 	           (0.06) pts
COA(5) per gross subscriber addition ($)(4)		            389 		     430 		   (9.5)%
ARPU ($)(4)		                                             60 		      57 		    5.3 %
Average minutes of use
per subscriber per month (MOU)		                            384 		    350 		    9.7 %

EBITDA to network revenue (%)	                       	           43.9 		   37.3 	            6.6 pts
Retention spend to network revenue(4) (%)		            5.1 		    4.7 	            0.4 pts
EBITDA ($ millions)	                           	        1,142.2 	          815.4 		   40.1 %
EBITDA excluding COA ($ millions)(4)		                1,578.0 		1,240.0 		   27.3 %
---------------------------------------------------------------------------------------------------------------------------------

pts - percentage points

(1) Subscribers are measured at the end of the reporting period based on information from billing systems.
(2) POPs is an acronym for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
(3) At December 31, 2004, TELUS Mobility PCS digital population coverage was 22.5 million and 30.0 million including the roaming/resale agreements principally with Bell Mobility and Aliant Telecom Wireless.
(4) See Section 11.3 Definition of key operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.
(5) Cost of acquisition.

---------------------------------------------------------------------------------------------------------------------------------

* TELUS Mobility Network revenue is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, wireless Internet services and fees for value-added services. Network revenue increased by 19.1% in 2004, when compared with 2003. This growth was a result of the continued expansion of the subscriber base by 15.0% in 2004 to approximately 3.9 million subscribers, combined with increased ARPU. As a result of an increase in average minutes of use per subscriber per month, an increase in roaming revenue, continued pricing discipline, and increased usage of data and Internet based products, including picture and text messaging, ARPU increased to $60 per month, $3 higher than in 2003.

  Average minutes of use per subscriber per month increased by 9.7% in 2004. At December 31, 2004, postpaid subscribers represented 82.3% of the total cumulative subscriber base remaining stable from one year earlier, contributing to the ARPU premium TELUS Mobility enjoys over its competitors. Postpaid subscriber net additions of 428,500 in 2004 represented 83.6% of total net additions, as compared with 74.5% for the same period in 2003, driven by six consecutive quarters of year-over-year positive net postpaid subscriber growth. Subscriber net additions of 512,400 in 2004 set a new record for TELUS Mobility.

  Blended postpaid and prepaid churn improved in 2004. Deactivations were 608,300 in 2004, as compared with 556,100 in 2003. These churn and deactivation results reflect a continued focus on client care including loyalty and retention efforts, value-added solutions and superior network quality providing the growing subscriber base with an exceptional service experience. Combined with the higher ARPU and improved churn, the lifetime revenue per subscriber increased in 2004 when compared with 2003.

* Equipment sales, rental and service revenue increased in 2004, when compared to 2003. Handset revenue increased mainly due to subscriber growth from a stronger wireless market, increased promotional, retention and contracting activity, and to a lesser extent, a shift in product mix to higher priced handsets. Gross subscriber additions grew to 1,120,700 for the full year of 2004, as compared to 987,200 in 2003. Handset revenues associated with gross subscriber activations are netted against costs in the calculation of COA per gross subscriber addition.

* Intersegment revenues represent services provided by the Mobility segment to the Communications segment and are eliminated upon consolidation along with the associated expense in TELUS Communications.

---------------------------------------------------------------------------------------------------------------------------------
Operations expense - Mobility segment	                                      Years ended December 31
($ millions, except employees)		                        2004 		        2003 		        Change
---------------------------------------------------------------------------------------------------------------------------------
Equipment sales expenses		                          424.7 		  378.7 		   12.1 %
Network operating expenses		                          401.1 		  371.0 		    8.1 %
Marketing expenses		                                  329.2 		  297.4 		   10.7 %
General and administration expenses		                  536.2 		  512.8 		    4.6 %
---------------------------------------------------------------------------------------------------------------------------------
Total operations expense		                        1,691.2 	        1,559.9 		    8.4 %
---------------------------------------------------------------------------------------------------------------------------------
Full-time equivalent employees, end of period		        5,915 		        5,387 		            9.8 %
---------------------------------------------------------------------------------------------------------------------------------

TELUS Mobility has been able to achieve significant economies of scale as evidenced by the 8.4% increase in total operations expense compared to Network revenue growth of 19.1% and subscriber growth of 15.0%.

* Expenses related to equipment sales increased in 2004 when compared with 2003, principally due to an increase in gross subscriber activations, more expensive handset costs and higher retention activity, partly offset by favourable foreign exchange rates. TELUS Mobility did hedge its foreign exchange rates for a certain proportion of its handset purchases. The increase in handset volume related in part to fourth quarter marketing promotions including a new high-resolution camera phone and other video phones. Handset costs associated with gross subscriber activations are included in the calculation of COA per gross subscriber addition.

* Network operating expenses consist of site-related expenses, transmission costs, spectrum licence fees, contribution revenue taxes, and other direct costs related to network operations. Transmission and site-related expenses increased to support the greater number of cell sites, a larger subscriber base, and improved network quality and coverage. Industry Canada spectrum licence fees were higher in 2004 principally due to a $6.4 million credit received during 2003, as part of a retroactive filing with Industry Canada for years prior to 2003. Network costs, once normalized for these events, increased by 6.3% over 2003. Further, network roaming costs increased by $15.2 million in 2004, as compared to 2003, largely due to higher volumes as well as successful marketing efforts in non-urban roaming/resale areas. TELUS Mobility believes this variable cost increase is reflective of the overall positive industry trend of subscriber growth and increased subscriber usage evidenced in the ongoing strength of Network revenue growth. Finally, in an effort to contain Network costs, TELUS Mobility negotiated improved roaming rates and continued to build out microwave facilities aimed at reducing future leased line transmission costs. The digital population coverage grew to 30 million at December 31, 2004, as a result of continued activation of digital roaming regions and network expansion.

* Marketing expenses increased primarily due to higher dealer compensation costs and advertising expenses associated with the expanded subscriber base and increased re-contracting activity. Despite the higher marketing expenses and significant subscriber growth, COA per gross subscriber addition improved by 9.5% to $389 in 2004, as compared with 2003.

* General and administration expenses consist of employee compensation and benefits, facilities, client services, bad debt and various other expenses. General and administration expenses increased by only 4.6% in 2004. TELUS Mobility increased full-time equivalent employees to support the significant growth in the subscriber base and continued expansion of the client care team and Company-owned retail stores, partly offset by a lower bad debt expense due to reduced loss experience.

---------------------------------------------------------------------------------------------------------------------------------
EBITDA and EBITDA margin - Mobility segment                                   Years ended December 31
		                                                2004 		        2003 		        Change
---------------------------------------------------------------------------------------------------------------------------------
EBITDA ($ millions)		                                1,142.2 		  815.4 		    40.1 %
EBITDA margin (%)		                                   40.3 		   34.3 		     6.0 pts
---------------------------------------------------------------------------------------------------------------------------------

Significant growth in TELUS Mobility EBITDA and EBITDA margin was attributed to its strategic focus on profitable subscriber growth. This was accomplished by achieving increased ARPU, a lower COA per gross subscriber addition, maintenance of a world-class churn rate, and successful cost containment efforts during the year, which offset the near-term dilutive impact of generating record subscriber net additions. The EBITDA margin, when calculated as a percentage of Network revenue, improved to 43.9% in 2004 as compared with 37.3% in 2003, representing a significant increase of 6.6 percentage points. Incremental Network revenue flowed through to EBITDA at a rate of 78.5% in 2004, as compared to 84.8% in 2003.

Mobility segment capital expenditures are discussed in Section 7.2 Cash used by investing activities.

6. Financial condition

The following are the significant changes in the Consolidated balance sheets between December 31, 2003 and December 31, 2004.

---------------------------------------------------------------------------------------------------------------------------------
	                                     Years ended December 31		Explanation
($ millions)		                  2004 	     2003 	 Change

---------------------------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and temporary investments,
  net	                                  896.5         6.2 	  890.3       See Section 7. Liquidity and capital resources
---------------------------------------------------------------------------------------------------------------------------------
  Accounts receivable	        	  863.5       723.8 	  139.7       Changes due to a reduction in securitized
                                                                              accounts receivables and increased Mobility
                                                                              billings partly offset by lower wireline trade
                                                                              receivables due to improved collection processes.
                                                                              See Section 7.6 Accounts receivable sale
---------------------------------------------------------------------------------------------------------------------------------
  Income and other taxes receivable	  132.5       187.4 	  (54.9)      Decreased due to the receipt of tax settlements
---------------------------------------------------------------------------------------------------------------------------------
  Inventories		                  133.3       123.5 	    9.8       Increase in wireless handset inventory partly
                                                                              offset by reduced wireline consumer retail
                                                                              inventory
---------------------------------------------------------------------------------------------------------------------------------
  Prepaid expenses and other		  183.4       172.4 	   11.0       Increase in prepaid maintenance contracts
---------------------------------------------------------------------------------------------------------------------------------
  Current portion of future income
  taxes		                          438.4       304.0 	  134.4       Expected increase in the use of loss carry forward
					                                      amounts over next 12 months
---------------------------------------------------------------------------------------------------------------------------------
Current Liabilities
  Accounts payable and accrued
  liabilities		                1,362.6     1,294.5 	   68.1       Increased payroll and other liabilities
---------------------------------------------------------------------------------------------------------------------------------
  Restructuring and workforce
  reduction accounts payable and           70.7       141.0 	  (70.3)      Decreased as payments from previous programs
  accrued liabilities		                                              exceeded new obligations
---------------------------------------------------------------------------------------------------------------------------------
  Dividends payable		             - 	       53.5 	  (53.5)      Remittance of the fourth quarter 2004 dividend on
                                                                              Dec. 31, 2004
---------------------------------------------------------------------------------------------------------------------------------
  Advance billings and customer
  deposits		                  531.5       445.0 	   86.5       Increase in price cap deferred revenue and billings
                                                                              due to subscriber growth
---------------------------------------------------------------------------------------------------------------------------------
  Current maturities of long-term
  debt		                            4.3       221.1 	 (216.8)      Maturities in 2005 are primarily capital leases.
                                                                              See Section 7.3 Cash used by financing activities
---------------------------------------------------------------------------------------------------------------------------------
Working capital (1)		          678.5      (637.8)	1,316.3       Primarily reflects accumulation of cash, and lower
                                                                              debt maturities in 2005
---------------------------------------------------------------------------------------------------------------------------------
Capital Assets, Net		       11,221.0    11,563.6	 (342.6)      See Sections 5.3 Consolidated results of operations
                                                                              - Depreciation and amortization and 7.2 Cash used
                                                                              by investing activities
---------------------------------------------------------------------------------------------------------------------------------
Other Assets
  Deferred charges		          704.4       610.7 	   93.7       Primarily due to increased transitional pension
                                                                              assets and pension plan contributions in excess of
                                                                              charges to income partly offset by $25.1 million
                                                                              repayment of service and access fees by Verizon
---------------------------------------------------------------------------------------------------------------------------------
  Future income taxes		           99.8       626.0 	 (526.2)      Reflects use of loss carry forward amounts
---------------------------------------------------------------------------------------------------------------------------------

  Investments		                   38.4        41.9 	   (3.5)      Consists of a number of small portfolio investments
                                                                              of which certain investments were monetized in 2004
---------------------------------------------------------------------------------------------------------------------------------
  Goodwill		                3,126.8     3,118.0 	    8.8       The increase resulted from a small acquisition in
                                                                              2004. No impairment was required following an
                                                                              annual impairment test for goodwill
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt		                6,332.2     6,609.8 	 (277.6)      The decrease is primarily lower Canadian dollar
                                                                              value of U.S. dollar denominated Notes. See Section
                                                                              7.6 Liquidity and capital resource measures
---------------------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities		1,506.1     1,173.7 	  332.4       Primarily an increase in the deferred hedging
                                                                              liability. See Section 7.6 Liquidity and capital
                                                                              resource measures
---------------------------------------------------------------------------------------------------------------------------------
Future Income Taxes		          991.9     1,007.0 	  (15.1)      Includes tax recoveries on amortization and
                                                                              revaluation for Alberta provincial tax decrease
---------------------------------------------------------------------------------------------------------------------------------
Non-Controlling Interest	  	   13.1        10.7 	    2.4       Increase in minority partners' share of earnings in
                                                                              several small subsidiaries
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
  Convertible debentures		    8.8         8.8 	     - 	      Value of the convertible debentures conversion
                                                                              option
---------------------------------------------------------------------------------------------------------------------------------
  Preference and preferred shares	     - 	       69.7 	  (69.7)      See Section 7.3 Cash used by financing activities
---------------------------------------------------------------------------------------------------------------------------------
  Common equity	 	                7,016.8     6,442.7 	  574.1       See Section 7.3 Cash used by financing activities
---------------------------------------------------------------------------------------------------------------------------------

(1) Current assets subtracting Current liabilities, is an indicator of the ability to finance current operations and meet obligations as they fall due.

---------------------------------------------------------------------------------------------------------------------------------

7. Liquidity and capital resources

7.1 Cash provided by operating activities

---------------------------------------------------------------------------------------------------------------------------------
($ millions)	                                                                Years ended December 31
		                                                2004 		        2003 		        Change
---------------------------------------------------------------------------------------------------------------------------------
 	                                                        2,538.1 		2,133.8 		   18.9 %
---------------------------------------------------------------------------------------------------------------------------------

Cash provided by operating activities increased in 2004, when compared with 2003, principally due to improved operating profitability, lower payments under restructuring programs, the recovery of income taxes associated with settlement of tax matters (including interest income), and lower interest expense, partly offset by an increase in contributions to defined benefit plans.

* EBITDA increased by $274.8 million in 2004, when compared with 2003. EBITDA includes a non-cash share-based compensation expense of $23.8 million in 2004 ($nil in 2003) as a result of adopting the amended recommendations of the Canadian Institute of Chartered Accountants
  (CICA) for accounting for share-based compensation - see Section 8.2 Accounting policy developments.

* Restructuring and workforce reduction payments decreased by $164.8 million in 2004, when compared with 2003. The decrease was primarily from winding down the 2001 to 2003 Operational Efficiency Program and lower associated payments, partly offset by payments under new restructuring initiatives.

* Income taxes received increased by $29.1 million as the cash recovery of income taxes and investment tax credits net of tax installments was $194.6 million in 2004, compared with $165.5 million in 2003.

* Interest paid decreased by $24.6 million in 2004, when compared with 2003, as a result of debt repayments.

* TELUS received $33.3 million from Verizon, recorded as a reduction of prepaid and deferred services. The $33.3 million was part of the $148.1 million (US $125 million) received when the independent Directors of TELUS agreed to facilitate the divestiture by Verizon of its entire 20.5% equity interest in TELUS.

* Non-cash working capital included changes in proceeds from securitized accounts receivable. In 2004, the Company made payments of $150 million to reduce securitized accounts receivables, compared with payments of $175 million in 2003.

Partly offsetting the above increases were:

* Employer contributions to employee defined benefit plans increased by $37.0 million, in 2004, when compared with 2003. The increase reflects updated actuarial valuations and the net acceleration of discretionary funding.

* A decrease in interest received of $14.3 million in 2004, when compared with 2003. Interest received in both years was primarily from the settlement of tax matters, as well as from interest earned on cash and temporary investments.

7.2 Cash used by investing activities

---------------------------------------------------------------------------------------------------------------------------------
($ millions)	                                                            Years ended December 31
		                                                2004 		        2003 		        Change
---------------------------------------------------------------------------------------------------------------------------------
		                                                1,299.5 		1,197.8 		    8.5 %
---------------------------------------------------------------------------------------------------------------------------------

Cash used by investing activities increased in 2004, when compared with 2003, primarily as a result of increased capital expenditures. The Company also received proceeds of $27.6 million in 2004 from the sale of non-strategic assets, including several real estate properties. In 2003, the Company disposed of non-strategic properties and monetized an investment for total proceeds of $51.2 million. Funds used for other investing activities in 2004 included TELUS' purchase of ADCOM, Inc.



---------------------------------------------------------------------------------------------------------------------------------
Capital expenditures by segment	                                              Years ended December 31
($ in millions, except capital expenditure intensity)		2004 		        2003 		        Change
---------------------------------------------------------------------------------------------------------------------------------
Communications segment		                                  964.3 		  892.8 		    8.0 %
Mobility segment		                                  354.7 		  359.9 		   (1.4)%
=================================================================================================================================
TELUS consolidated	                                	1,319.0 		1,252.7 		    5.3 %
=================================================================================================================================
Capital expenditure intensity(1) (%)		                   17.4 		   17.5 		   (0.1) pts
---------------------------------------------------------------------------------------------------------------------------------

(1) Capital expenditure intensity is measured by dividing capital expenditures by operating revenues. This measure provides a method of comparing the level of capital expenditures to other companies of varying size within the same industry.

---------------------------------------------------------------------------------------------------------------------------------

* Communications segment ILEC capital expenditures increased by 7.3% to $826.4 million in 2004, when compared with 2003. The increase was due to significant investments in internal systems and processes, as well as investments in network infrastructure to improve customer service and network reliability, the development of new services, and the delivery of services to new customers. In addition, capital spending in early 2003 was constrained by the impact of the Operational Efficiency Program, which temporarily delayed certain projects. Expenditures for high-speed Internet facilities (or ADSL) were relatively flat at $95.7 million in 2004, consistent with more moderate subscriber growth.


    [Segmented capital expenditures GRAPH]


  Non-ILEC capital expenditures increased by 12.4% to $137.9 million in 2004, when compared with 2003. The increase in non-ILEC expenditures was primarily to support the Company's IP strategy and delivery of services to new customers, which included implementation of several large contracts.

  The Communications segment capital expenditure intensity ratio was 19.8% in 2004, compared with 18.3% in 2003. Cash flow (EBITDA less capital expenditures) decreased by 11.2% to $984.1 million in 2004, when compared to 2003, mainly due to higher capital spending and increased restructuring charges.

* Mobility segment capital expenditures decreased by 1.4% in 2004 when compared with 2003. TELUS Mobility continued the enhancement of digital wireless coverage and continued building microwave facilities during 2004 aimed at reducing future leased line transmission costs. Capital spending decreased from 2003 principally as a result of improved infrastructure equipment costs and a stronger Canadian dollar.

  Capital expenditure intensity for TELUS Mobility decreased to 12.5% in 2004 from 15.2% in 2003, due primarily to significant growth in Network revenues. As a result of continued strong growth in EBITDA and reduced capital expenditure intensity, Mobility generated cash flow (EBITDA less capital expenditures) of $787.5 million as compared with $455.5 million in 2003.

Consolidated cash flow (EBITDA less capital expenditures) increased by 13.3% to $1,771.6 million in 2004, when compared with 2003.

7.3 Cash used by financing activities


---------------------------------------------------------------------------------------------------------------------------------
($ millions)	                                                             Years ended December 31
		                                                2004 		        2003 		        Change
---------------------------------------------------------------------------------------------------------------------------------
		                                                  348.3 		  920.8 		 (62.2)%
---------------------------------------------------------------------------------------------------------------------------------

Cash used by financing activities decreased in 2004, when compared with 2003, due primarily to lower scheduled debt redemptions in 2004. Financing activities included the following:

* Proceeds from Common Shares and Non-Voting Shares issued increased by $62.2 million in 2004. Shares were issued from treasury under the employee share purchase plan and under share-based compensation plans in 2003 and 2004. In addition, 2004 proceeds included those from the exercise of warrants. Effective November 1, 2004, TELUS began to purchase employee share purchase plan shares in the market rather than issuing from treasury.

* In the fourth quarter of 2004, TELUS received $114.8 million from Verizon, part of the $148.1 million (US $125 million) received when the independent Directors of TELUS agreed to facilitate the divestiture by Verizon of its 20.5% equity interest in TELUS.

* TELUS' Normal Course Issuer Bid for the repurchase of its Common
  Shares and Non-Voting Shares was accepted by the Toronto Stock Exchange, and commenced December 20, 2004. The repurchase program enables TELUS to repurchase on the market, over a 12-month period, up to a maximum of
  14.0 million Common Shares and 11.5 million Non-Voting Shares, representing approximately 7% of the issued and outstanding Common Shares and Non-Voting Shares. In December 2004, TELUS purchased for cancellation Common Shares and Non-Voting Shares for a total outlay of $78.0 million, of which $39.3 million was recorded as a reduction to share capital and $38.7 million, representing the amount in excess of book value, was recorded as a reduction to retained earnings. The maximum number of shares that can be repurchased in any 30-day period is 2% of the issued and outstanding shares of each class of shares.


Normal Course Issuer Bid to December 31, 2004
---------------------------------------------------------------------------------------------------------------------------------
(number of shares)                                                     Purchased,              Total            Maximum
                                                      Purchased          but not             purchased         permitted
	                                                and           cancelled at              for	       under the
                                                      cancelled       Dec. 31, 2004         cancellation       program
---------------------------------------------------------------------------------------------------------------------------------
Common Shares		                                655,711	        120,000		        775,711	       14,000,000

Non-Voting Shares		                      1,300,000		151,400		      1,451,400	       11,500,000
---------------------------------------------------------------------------------------------------------------------------------
		                                      1,955,711		271,400		      2,227,111	       25,500,000
---------------------------------------------------------------------------------------------------------------------------------

* Cash dividends paid to shareholders increased by $76.7 million in 2004, when compared with 2003. The increase in cash dividends paid was primarily due to remittance of the fourth quarter 2004 dividend on December 31, 2004, while the dividend for the fourth quarter of 2003 was remitted in January 2004. The increase in dividends paid was also due to the five-cent increase in the dividend declared and paid in the fourth quarter of 2004 and a larger number of Common Shares and Non-Voting Shares outstanding. Commencing with the dividend declared in the fourth quarter, TELUS began to purchase dividend reinvestment plan shares in the market rather than issuing from treasury and the previous 3% plan discount was eliminated.

* The redemption of all of the publicly held TELUS Communications Inc. Preference and Preferred Shares was completed by August 3, 2004 for an outlay of $72.8 million.

* Debt redemptions in 2004 included $189.5 million of TELUS
  Communications Inc. Series A Debentures and $20 million of TELUS Communications Inc. Medium-term Notes. The maximum outstanding bank facility balance of $34 million was repaid in full in the first quarter of 2004.

7.4 Liquidity and capital resource measures

---------------------------------------------------------------------------------------------------------------------------------
Period ended	                                                Dec. 31,                Dec. 31,
                                                                2004 	                2003 	                Change
---------------------------------------------------------------------------------------------------------------------------------
Components of debt and coverage ratios (1)
  Net debt  ($ millions)		                        6,477.7 		7,570.5 	       (1,092.8)
  Total capitalization  - book value ($ millions)	       13,516.4 	       14,102.4 		 (586.0)

  EBITDA (excluding restructuring) ($ millions)		        3,143.2 		2,844.1 		  299.1
  Net interest cost ($ millions)		                  613.3 		  639.3 		  (26.0)

Debt ratios
  Fixed rate debt as a proportion of total
  indebtedness (%)		                                   93.2 		  100.0 		   (6.8)
  Average term to maturity of debt (years)		            5.4 		    6.2 		   (0.8)

  Net debt to total capitalization (%) (1)		           47.9 		   53.7 		   (5.8)
  Net debt to EBITDA (1) 		                            2.1 		    2.7 		   (0.6)

Coverage ratios (1)
  Earnings coverage		                                    2.3 		    1.7 		    0.6
  EBITDA interest coverage		                            5.1 		    4.4 		    0.7

Other measures
  Free cash flow  (fourth quarter, $ millions)		          121.9 		   71.5 		   50.4
  Free cash flow ($ millions) (2)		                1,297.3 		  844.9 		  452.4
  Dividend payout ratio (%) (1)		                             41 		     65 		    (24)
---------------------------------------------------------------------------------------------------------------------------------

(1) See Section 11.4 Definition of liquidity and capital resource measures.
(2) See Section 11.2 Free cash flow.

---------------------------------------------------------------------------------------------------------------------------------

The balance of Long-term Debt and Current maturities of Long-term Debt was $6,336.5 million as at December 31, 2004, a decrease of $494.4 million from December 31, 2003. The lower debt balance was due to redemptions and a $291.9 million decrease in the Canadian dollar value of U.S. dollar denominated Notes, as the Canadian dollar appreciated against the U.S. dollar by approximately 7.3% during 2004. TELUS' U.S. dollar debt is fully hedged, resulting in a corresponding increase of $291.9 million being recorded in the deferred hedging liability.

While the amount of utilized bank facilities decreased to $nil from $7.0 million one year earlier, TELUS converted $500 million of debt from a fixed rate to a floating rate basis during the first half of 2004, reducing the proportion of fixed rate debt. The net debt to total capitalization ratio measured at December 31, 2004 decreased, when compared with one year earlier, primarily as a result of debt repayments and increased common equity. The net debt to EBITDA ratio measured at December 31, 2004 improved significantly, when compared with one year earlier, as a result of debt reduction and an increase in 12-month trailing EBITDA (excluding restructuring).

The earnings coverage ratio improved significantly because of the improvement in income before interest and taxes and decreased interest on total debt. The EBITDA interest coverage ratio improved as a result of higher EBITDA (excluding restructuring) and lower interest costs, partly offset by lower interest income. The Free cash flow measure for the year ended December 31, 2004 increased, when compared with one year earlier, primarily because of improved EBITDA, higher tax recoveries, lower payments under restructuring programs and lower net interest payments, partly offset by increased capital expenditures.

As announced in October 2004, on a prospective basis, the Company has set a target guideline for the annual dividend payout ratio of 45 to 55% of net earnings. The annualized effective payout ratio of 20 cents per share per quarter is in the range of 43 to 48% based upon the annual 2005 targets for basic earnings per share of $1.65 to $1.85.


  [Net debt to EBITDA GRAPH]    [Net debt to total capitalization (%) GRAPH]


7.5 Credit facilities

The following are the credit facilities available to TELUS at December 31, 2004:


---------------------------------------------------------------------------------------------------------------------------------
Credit Facilities                                                                                            Outstanding
At December 31, 2004                                                                                      undrawn letters of
($ millions)	                                        Expiry	      Available	               Drawn	       credit
---------------------------------------------------------------------------------------------------------------------------------
Revolving credit facility (1)		              May 7, 2008	800.0 	         	  - 		102.6
364-day revolving facility (2)		              May 6, 2005	800.0 		          - 		   -
Other bank facilities		                              -		 74.0 		          - 		  7.2
---------------------------------------------------------------------------------------------------------------------------------
Total		                                              -	      1,674.0 		          - 	        109.8
---------------------------------------------------------------------------------------------------------------------------------

(1) Canadian dollars or U.S. dollar equivalent.
(2) Canadian dollars or U.S. dollar equivalent, extendible at the Company's option on a non-revolving basis for one year for any amounts outstanding on the May 6, 2005 anniversary date.

---------------------------------------------------------------------------------------------------------------------------------

Including cash of $896.5 million and the credit facilities described in the table above, TELUS had unutilized available liquidity well in excess of $2.0 billion at December 31, 2004. TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 2.1:1 at December 31, 2004) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2.0:1 (approximately 5.1:1 at December 31, 2004) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of net debt to EBITDA and EBITDA interest coverage. The calculations are not expected to be materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes, and continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

7.6 Accounts receivable sale

TELUS Communications Inc., a wholly owned subsidiary of TELUS, is able to sell an interest in certain of its receivables up to a maximum of $650 million and is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service (DBRS), or the purchaser may require the sale program to be wound down. The necessary credit rating was exceeded by two levels at BBB(high) as of February 16, 2005. The proceeds of securitized receivables were $150 million at December 31, 2004, as compared with $300 million at December 31, 2003. It is necessary to retain a minimum of $150 million proceeds under this program to keep it active. Average proceeds from securitization were $181 million in 2004 and $453 million in 2003.

7.7 Credit ratings

On July 1, 2004, TELUS completed a reorganization affecting two wholly owned subsidiaries. TELUS Communications (Quebec) Inc. (TCQ) transferred substantially all the assets and business of TCQ to TELUS Communications Inc.
(TCI). Following this reorganization, DBRS upgraded the long-term credit ratings of the First Mortgage Bonds and Medium-term Notes assumed by TCI to BBB(high), matching other DBRS credit ratings for TCI.

In the fourth quarter of 2004, in response to the announcement that Verizon was selling all its TELUS Voting Shares and Non-Voting Shares, three of four rating agencies that cover TELUS issued updates or confirmations. Moody's Investors Service affirmed its Baa3 senior unsecured rating for TELUS Corporation and changed its outlook to positive from stable. DBRS confirmed its ratings for TELUS Corporation and TELUS Communications Inc. with a stable trend. Standard and Poor's (S&P) announced that its ratings were unchanged.

On February 10, 2005, S&P revised its outlook to 'positive' from 'stable' and affirmed its long-term corporate credit and senior unsecured ratings for TELUS and TCI. On February 17, 2005, DBRS again confirmed its ratings for TELUS Corporation and TELUS Communications Inc. with a stable trend.

---------------------------------------------------------------------------------------------------------------------------------
Credit rating summary	                                DBRS(1)	        S&P(2)	                Moody's(2)      Fitch(1)
---------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation
  Senior bank debt	                                -	        -	                -	        BBB
  Notes	                                                BBB	        BBB	                Baa3	        BBB
  Convertible debentures	                        -	        BBB-	                -	        BBB

TELUS Communications Inc.
  Debentures	                                        BBB(high)	BBB	                -	        BBB
  Medium-term Notes	                                BBB(high)	BBB	                -	        BBB
  First mortgage bonds	                                BBB(high)	A-	                -	        -
---------------------------------------------------------------------------------------------------------------------------------

(1) Outlook or trend 'stable'.
(2) Outlook 'positive'.

---------------------------------------------------------------------------------------------------------------------------------

TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining investment grade credit ratings and targeting improved credit ratings in the range of BBB+ to A-, or the equivalent, in future.

7.8 Off-balance sheet arrangements and contractual liabilities

  Financial instruments (Note 4 of the Consolidated financial statements)

During the first half of 2004, the Company entered into two series of hedging relationships to which hedge accounting has been applied: one series of hedging relationships results in fixing the Company's compensation cost arising from a specific grant of restricted stock units, and the other series results in the notional conversion of $500 million of the 2006 (Canadian Dollar) Notes from a fixed interest rate of 7.5% to a floating interest rate based upon the three-month Bankers' Acceptance Canadian Dollar Offered Rate plus a spread. TELUS intends to hedge its exposure with respect to share-based compensation arrangements granted in 2005 using cash-settled equity forward transactions.

As at December 31, 2004, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rates on US $48 million of fiscal 2005 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Mobility segment.

Fair value: The fair values of the Company's long-term debt and convertible debentures are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly. The fair value of the Company's debt at December 31, 2004 was estimated at $8,643.1 million ($8,698.8 million at December 31, 2003).

  Commitments and contingent liabilities (Note 16 of the Consolidated financial statements)

The Company has a number of commitments and contingent liabilities as quantified in the following table. For further information, refer to Note 16(c) of the Consolidated financial statements.

---------------------------------------------------------------------------------------------------------------------------------
	                Long-term debt maturities
                       ----------------------------
		     All except                          Other long-term     Operating   	 Purchase
($ millions)	   capital leases	Capital leases	  liabilities	      leases	        obligations	  Total
---------------------------------------------------------------------------------------------------------------------------------
2005		          1.6 	            2.7 	       16.4 		163.1 		   432.3 	     616.1
2006	  	      1,584.4 		    2.1 	       28.8 		145.3 		   126.8 	   1,887.4
2007		      1,868.2 		    2.2 	       14.3 		135.3 		    97.6 	   2,117.6
2008		           - 		    2.8 	       14.6 		120.0 		    76.7 	     214.1
2009		           - 		    0.9 	       14.9 		113.0 		    33.5 	     162.3
Thereafter	      3,929.9 		     - 	              128.9 		512.5 		    40.8 	   4,612.1
---------------------------------------------------------------------------------------------------------------------------------
Total		      7,384.1 		   10.7 	      217.9 	      1,189.2 		   807.7 	   9,609.6
---------------------------------------------------------------------------------------------------------------------------------

* The Company has $70.7 million in outstanding commitments for its restructuring programs as at December 31, 2004. In addition, the Company disclosed in its guidance for 2005 that it expected to record approximately $100 million of restructuring and employee reduction costs in 2005 in support of ongoing efficiency initiatives.

* In accordance with CRTC Price Cap Decisions 2002-34 and 2002-43, the Company defers a portion of revenues in a deferral account, which at December 31, 2004, was $128.7 million. Due to the Company's use of the liability method of accounting for the deferral account, the CRTC Decision 2005-6, in respect of the Competitor Digital Network Access
  (CDNA), does not currently affect the Company's income statement. The mechanism for disposing of the balance in this deferral account, other than as already approved by the CRTC in Decision 2005-6 and previous decisions, is currently the subject of a CRTC proceeding.

* On May 21, 2004, the Canada Industrial Relations Board (CIRB) declared TELE-MOBILE COMPANY and TELUS Communications Inc. a single employer for labour relations purposes. The CIRB also determined that TELUS Mobility's non-unionized team members, predominantly located in Ontario and Quebec, performing work similar to their unionized TELUS Mobility counterparts in Alberta and British Columbia, should be included in the bargaining unit represented by the Telecommunications Workers Union. The application to the Federal Court of Appeal for judicial review of Decision 278 was heard in October 2004 and the Court subsequently dismissed the appeal in a December 16, 2004 decision. On February 14, 2005, TELE-MOBILE COMPANY and TELUS Communications Inc. applied to the Supreme Court of Canada for leave to appeal the Federal Court of Appeal's December 16, 2004, decision. Should the ultimate operational and financial impacts of Decision 278 differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

Canadian GAAP requires the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a worst-case scenario and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events; in the normal course of its operations, the Company enters into obligations which GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company. As at December 31, 2004, the Company has no liability recorded in respect of performance guarantees, and $1.0 million (December 31, 2003 - $1.5 million) recorded in respect of lease guarantees. The maximum undiscounted guarantee amounts as at December 31, 2004, without regard for the likelihood of having to make such payment, were not significant.

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

In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the new owner's increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company's proportionate share would be 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred. At December 31, 2004, the Company has no liability recorded in respect of indemnification obligations.

A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position, excepting items disclosed previously. See Note 16(f) of the Consolidated financial statements.

7.9 Related party transactions (Note 20 of the Consolidated financial statements)

On November 30, 2004, Verizon and the Company entered into an agreement pursuant to which the Company's independent members of the Board of Directors agreed to facilitate the divestiture by Verizon of its 20.5% equity investment in the Company. Such agreement was necessary due to certain restrictive provisions in the Long Term Relationship Agreement, dated January 31, 1999, between Verizon and the Company. Such divestiture was effected by a public secondary offering of Verizon's entire equity interest in the Company on December 14, 2004; post divestiture, Verizon and the Company are no longer related parties for purposes of generally accepted accounting principles and Verizon no longer has a pre-emptive right to buy shares from treasury.

Pursuant to the agreement, and the amended agreement pursuant to which the Company acquires certain rights to Verizon's software, technology, services and other benefits, Verizon paid the Company $148.1 million (US $125 million). In conjunction with the divestiture, a number of agreements between Verizon and the Company were terminated or altered, including the amended and restated software and related technology and services agreement (SRT) pursuant to which the Company acquired certain rights to Verizon's software, technology, services and other benefits. The term of the SRT was extended to 2008. The Company will continue to have exclusive rights in Canada to specified Verizon trademarks, software and technology acquired prior to Verizon's divestiture of its investment in the Company and Verizon is required to continue to provide upgrade and support on the software and technology licensed to the Company. The annual fees payable by the Company under the SRT for the years 2005 to 2008 have been reduced from an aggregate of US $82 million to a nominal amount; Verizon and the Company remain committed to use each other's cross-border services where capabilities and customer requirements permit and the Company has been released from its obligation not to compete in the United States.

As of December 31, 2004, in aggregate, $312.1 million of specified software licences and a trademark licence have been acquired under the agreement and have been recorded as capital and other assets. These assets are valued at fair market value at the date of acquisition as determined by an arm's-length party's appraisal. The total commitment under the SRT was US $275 million (2003
- US $377 million) for the period 2001 to 2008 and the commitment remaining after December 31, 2004, as a result of the amendment, is a nominal amount (2003 - US $102 million).

7.10 Outstanding share information

The following is a summary of the outstanding shares for each class of equity at December 31, 2004 and at January 31, 2005. In addition, for
January 31, 2005, the total number of outstanding and issuable shares is presented, assuming full conversion of convertible debentures, options and warrants.

Class of equity security	                               Common               Non-Voting                 Total
                                                               Shares                 Shares                   Shares
                                                            outstanding 	    outstanding             outstanding
---------------------------------------------------------------------------------------------------------------------------------
At December 31, 2004
  Common equity - Common Shares outstanding		       192,748,738		     -		       192,748,738
  Common equity - Non-Voting Shares outstanding		              -		       165,803,123	       165,803,123
                                                               ------------            ------------            ------------
		                                               192,748,738	       165,803,123	       358,551,861  (1)
                                                               ------------            ------------            ------------
At January 31, 2005
  Common equity - Common Shares outstanding		       192,853,859		      -		       192,853,859
  Common equity - Non-Voting Shares outstanding		              -		       167,396,834	       167,396,834
                                                               ------------            ------------            ------------

		                                               192,853,859	       167,396,834	       360,250,693
                                                               ------------            ------------            ------------
Outstanding and issuable shares(2) at January 31, 2005
  Common Shares and Non-Voting Shares outstanding	       192,853,859	       167,396,834	       360,250,693
  TELUS Corporation convertible debentures	 	              -		         3,765,820		 3,765,820
  Options		                                         2,926,123	        24,855,697		27,781,820
  Warrants		                                              -		           562,423	           562,423
  Channel stock incentive plan		                              -		           176,950	           176,950
                                                               ------------            ------------            ------------
		                                               195,779,982	       196,757,724	       392,537,706
                                                              =============            ============            ============
---------------------------------------------------------------------------------------------------------------------------------

(1) For the purposes of calculating diluted earnings per share for the fourth quarter of 2004, the number of shares outstanding at December 31, 2004 was 362,104,496.
(2) Assuming full conversion and ignoring exercise prices.

---------------------------------------------------------------------------------------------------------------------------------

8. Critical accounting estimates and accounting policy developments

8.1 Critical accounting estimates

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

* In the normal course, changes are made to assumptions underlying all critical accounting estimates to reflect current economic conditions, updating of historical information used to develop the assumptions and changes in the Company's debt ratings, where applicable. Unless otherwise specified in the discussion of the specific critical accounting estimates, it is expected that no material changes in overall financial performance and financial statement line items would arise either from reasonably likely changes in material assumptions underlying the estimate or within a valid range of estimates, from which the recorded estimate was selected, were used.

* All critical accounting estimates are uncertain at the time of making the estimate and affect the following Consolidated income statement line items: income taxes (except for estimates about goodwill) and Common Share and Non-Voting Share income. Similarly, all critical accounting estimates affect the following Consolidated balance sheet line items: current assets (income and other taxes receivable); future income tax assets or liabilities; and shareholders' equity (retained earnings). Generally, the discussion of each critical accounting estimate does not differ between the Company's two segments: Communications and Mobility. The critical accounting estimates affect the Consolidated income statement and Consolidated balance sheet line items as follows:

---------------------------------------------------------------------------------------------------------------------------------
Consolidated income statement                                               Operating expenses
                                                                 ------------------------------------------------
                                                                   Restructuring                     Amortization
                                                                   and workforce                     of intangible      Other
Consolidated balance sheet	                   Operations	   reduction costs   Depreciation     assets        expense, net
---------------------------------------------------------------------------------------------------------------------------------
Accounts receivable	                                X
Inventories	                                        X
Capital assets and goodwill(1)		                                	         X	         X
Investments					                                                                         X
Payroll and other employee-related liabilities(2)	X		                 X	         X
Restructuring and workforce reduction costs		                 X
Employee defined benefit pension plans(2)	        X		                 X	         X
---------------------------------------------------------------------------------------------------------------------------------

(1) Accounting estimate, as applicable to intangible assets with indefinite lives and goodwill, primarily affects the Company's Mobility segment.
(2) Accounting estimate impact due to internal labour capitalization rates.

---------------------------------------------------------------------------------------------------------------------------------

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

* These accounting estimates are in respect of the Accounts receivable line item on the Company's Consolidated balance sheet comprising approximately 5% of total assets as at December 31, 2004. If the future were to adversely differ from management's best estimates of the fair value of the residual cash flows and the allowance for doubtful accounts, the Company could experience a bad debt charge in the future. Such a bad debt charge does not result in a cash outflow.

Key economic assumptions used to determine the fair value of residual cash flows arising from accounts receivable securitization

* The estimate of the Company's fair value of its retained interest could materially change from period to period due to the fair value estimate being a function of the amount of accounts receivable sold, which can vary on a monthly basis. See Note 10 of the Consolidated financial statements for further analysis.

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

* Assumptions underlying the allowance for inventory obsolescence include future sales trends and offerings and the expected inventory requirements and inventory composition necessary to support these future sales offerings. The estimate of the Company's allowance for inventory obsolescence could materially change from period to period due to changes in product offerings and consumer acceptance of those products.

* This accounting estimate is in respect of the Inventory line item on the Company's Consolidated balance sheet, which comprises approximately 1% of total assets as at December 31, 2004. If the allowance for inventory obsolescence was inadequate, the Company could experience a charge to operations expense in the future. Such an inventory obsolescence charge does not result in a cash outflow.

Capital assets and Goodwill
General

* The accounting estimates for Capital assets and Goodwill represent approximately 63% and 18%, respectively, of the Company's Consolidated balance sheet, as at December 31, 2004. If the Company's estimated useful lives of assets were incorrect, the Company could experience increased or decreased charges for amortization of intangible assets or depreciation in the future. If the future were to adversely differ from management's best estimate of key economic assumptions and associated cash flows were to materially decrease, the Company could potentially experience future material impairment charges in respect of its intangible assets with indefinite lives and goodwill. If intangible assets with indefinite lives were determined to have finite lives at some point in the future, the Company could experience increased charges for amortization of intangible assets. Such charges do not result in a cash outflow and of themselves would not affect the Company's immediate liquidity.

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

The recoverability of intangible assets with indefinite lives; the recoverability of goodwill

* Consistent with current industry-specific valuation methods, the Company uses a discounted cash flow model combined with a market-based approach in determining the fair value of its spectrum licences and goodwill. See Note 11(c) of the Consolidated financial statements for further discussion of methodology.

* The most significant assumptions underlying the recoverability of intangible assets with indefinite lives and goodwill include: future cash flow and growth projections including economic risk assumptions and estimates of achieving desired key operating metrics and drivers; future weighted average cost of capital; and annual earnings multiples. The significant factors impacting these assumptions include estimates of future market share, key operating metrics such as churn and ARPU, level of competition, technological developments, interest rates, market economic trends, debt levels and the cost of debt. See Note 11(c) of the Consolidated financial statements for a discussion of assumption sensitivity testing.

Investments
The recoverability of long-term investments

* The Company assesses the recoverability of its long-term investments on a regular, recurring basis. The recoverability of investments is assessed on a specific identification basis taking into consideration expectations about future performance of the investments and comparison of historical results to past expectations.

* The most significant assumptions underlying the recoverability of long-term investments are the achievement of future cash flow and operating expectations. The estimate of the Company's recoverability of long-term investments could materially change from period to period due to the recurring nature of the recoverability assessment and due to the nature of long-term investments (the Company does not control the investees).

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

* Assumptions underlying the composition of future income tax assets and future income tax liabilities include expectations about future results of operations and the timing of reversal of deductible temporary differences and taxable temporary differences. These assumptions also affect classification between income and other taxes receivable and future income tax assets. See Section 10.4 Risks and uncertainties - Tax matters. The composition of future income tax assets and future income tax liabilities is reasonably likely to change from period to period because of the significance of these uncertainties.

* This accounting estimate is in respect of material asset and liability line items on the Company's Consolidated balance sheet comprising approximately 3% of total assets and 6% of total liabilities and shareholders' equity, respectively, as at December 31, 2004. If the future were to adversely differ from management's best estimate of future results of operations and the timing of reversal of deductible temporary differences and taxable temporary differences, the Company could experience material future income tax adjustments. Such future income tax adjustments do not result in immediate cash outflows and, of themselves, would not affect the Company's immediate liquidity.

Accounts payable and accrued liabilities (payroll and other employee-related liabilities)
The accruals for payroll and other employee-related liabilities

* As discussed elsewhere in this Management's discussion and analysis, TELUS Communications Inc. is in collective bargaining with the Telecommunications Workers Union. The outcome of achieving a new collective agreement could differ from the Company's accrued estimates and any variance from the estimates could be material. Also contained within the accruals for payroll and other employee-related liabilities is a significant accrual in respect of performance-based, employee incentive compensation that may vary by quarter based upon estimates of achieving the pre-determined annual corporate objectives.

* Assumptions underlying the accruals for payroll and other employee-related liabilities that are uncertain at the time of making the estimate include the outcome of the collective bargaining process in the settlement of the collective agreement, personal performance of employees, and operational and financial performance as compared to pre-determined annual business unit and corporate objectives.

* These accounting estimates are included in the operating expense line within the Company's Consolidated income statement. If the settlement of the collective agreement or performance objective achievement resulted in the Company's associated accrual being materially different, the immediate impact on the Company's financial position could impact liquidity and a material adjustment may be recorded in the results of operations.

Restructuring and workforce reduction costs
The accruals for restructuring and workforce reduction costs

* As required by generally accepted accounting principles, accruals for Restructuring and workforce reduction costs were built up from a sufficiently detailed action plan that included a cost estimate for each action therein.

* Assumptions underlying the accruals for Restructuring and workforce reduction costs that are uncertain at the time of making the estimate include the proportion of eligible participants accepting offers under the Operational Efficiency Program.

* This accounting estimate is in respect of a material line item on the Company's Consolidated income statement for the years ended
  December 31, 2004 and 2003. If accruals for Restructuring and workforce reduction costs were inadequate, the Company could experience an increased charge to operations expense in the future.

Employee defined benefit pension plans
Certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets

* The Company reviews industry practices, trends, economic conditions and data provided by actuaries when developing assumptions used in the determination of defined benefit pension costs and accrued pension benefit obligations. Pension plan assets are generally valued using market prices, however, some assets are valued using market estimates when market prices are not readily available. Defined benefit pension costs are also affected by the quantitative methods used to determine estimated returns on pension plan assets. Actuarial support is obtained for interpolations of experience gains and losses that affect the defined benefit pension costs and accrued benefit obligations. The discount rate, which is used to determine the accrued benefit obligation, is usually based upon the yield on long-term, high-quality fixed term investments as at October 1 of each year. The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by plans' target asset allocations. Future increases in compensation are based upon the current benefits policies and economic forecasts.

* Assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets include: discount rates, long-term rates of return for plan assets, market estimates and rates of future compensation increases. Material changes in overall financial performance and financial statement line items would arise from reasonably likely changes, because of revised assumptions to reflect updated historical information and updated economic conditions, in the material assumptions underlying this estimate. See Note 18(h) of the Consolidated financial statements for further analysis.

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

8.2 Accounting policy developments

    Share-based compensation (Note 2(a) of the Consolidated financial statements)

Commencing with the Company's 2004 fiscal year, the amended recommendations of the CICA for accounting for share-based compensation (such amendments arising in 2003) (CICA Handbook Section 3870) apply to the Company. The Company has selected the modified-prospective transition method (also referred to as the retroactive application without restatement method), implemented effective January 1, 2004. To reflect the fair value of options granted subsequent to 2001, and vesting prior to 2004, certain components of common equity in the December 31, 2004, Consolidated balance sheet balances have been restated.

    Equity settled obligations (Note 2(b) of the Consolidated financial statements)

Commencing with the Company's 2004 fiscal year, the Company early adopted the amended recommendations of the CICA for the presentation and disclosures of financial instruments (CICA Handbook Section 3860) specifically concerning the classification of obligations that an issuer can settle with its own equity instruments (such amendments arising in 2003). The amendments result in the Company's convertible debentures being classified as a liability on the Consolidated balance sheets (previously classified as a component of equity) and the associated interest expense correspondingly being classified with financing costs on the Consolidated statements of income (previously recorded net of income taxes as an adjustment to retained earnings). The conversion option embedded in the convertible debentures continues to be presented as a component of shareholders' equity. As required, these amended recommendations have been applied retroactively. As a result of the reclassification of convertible debentures, minor changes were effected in historical Net debt to EBITDA ratios, and historical Net debt to total capitalization ratios. The reclassification of the associated interest expense also resulted in minor changes in historical EBITDA interest coverage ratios.

    Rate regulation disclosure

The Company early adopted the proposed guidelines of the CICA for disclosure by entities subject to rate regulation. See Note 3 of the Consolidated financial statements.

9. Looking forward to 2005

9.1 General Outlook

Setting the stage for 2005 was significant consolidation activity in the Canadian telecommunications industry that took place in 2004 combined with the market introduction of new telecom services by new competitive entrants facilitated by new technologies such as voice over Internet protocol (VoIP).

In February, Manitoba Telecom Services (MTS) sold its equity position in Bell West to BCE. In March, MTS announced the acquisition of Allstream reorienting its out-of-region growth strategy from the West to national in order to compete directly with Bell in the Eastern Canadian business market. In November, BCE acquired the assets of 360networks to support growth in Western Canada and to access its tax losses. In the wireless sector, Rogers Communications Inc. acquired Microcell in November, which took the wireless sector from a four to a three facilities-based player market.

Rogers Communications also acquired U.S.-based AT&T Corporation's stake in Rogers Wireless and took the company private by purchasing the remaining minority interest. The move by U.S. companies to focus on their domestic operations and to sell their equity stakes in Canadian telecommunications companies continued late in the year with the sale of Verizon's 20.5% interest in TELUS through a large, public secondary offering.

These consolidation developments marked a year in which the underlying telecommunications market displayed general trends similar to recent years with the wireless sector driving strong revenue growth and increased equity value, while wireline growth and value generally remained soft.

The Canadian telecom industry generated revenues of approximately $32 billion in 2004, with Bell Canada and its affiliated regional telecommunications companies representing about 50% of the total. As the second largest full-service telecommunications provider in Canada, TELUS generated $7.6 billion in 2004, or about 24% of the total.

Overall revenue growth in the Canadian telecom market in 2004 was approximately 3%, somewhat higher than the growth experienced in 2003, but with continued weakness in wireline voice, data, wholesale and business markets. Wireline local voice was flat, data was down slightly but showed some growth late in the year, and long distance continued to decline. Wireless was the growth engine for the sector, with industry revenues approximately 18% higher. As a result, TELUS, which has strategically focused on both wireless and data, outperformed the industry with 6% consolidated revenue growth.

It is expected that 2005 will be another year of transition for the Canadian telecommunications industry. Incumbent carriers expect increased competition for local voice and long distance as cable-TV companies prepare to launch IP telephony using VoIP. Wireless companies are expected to continue to focus on growth through subscriber additions and increased revenue from expansion of data services.

       Wireline

In 2005, the threat of VoIP to incumbent telecommunications companies is expected to emerge more strongly. In the past year, players such as Call-Net, Vonage, Primus and Navigata launched VoIP services in Canada for residential customers using other carriers' high-speed Internet infrastructure and facilities. Their impact has been somewhat muted with concerns over such issues as security and reliability. Cable-TV companies including Shaw Communications and Cogeco Cable have launched or announced plans to launch VoIP service offerings in 2005. They will use their own infrastructure to connect directly with customers and leverage their end-customer relationships and recognizable brands to market the service. The battle for the residential customer is expected to increasingly focus on the best bundled offerings of voice, Internet, TV/video and wireless that a company can deliver with reliability and superior customer service.

Residential access line growth will likely continue to be negatively impacted by the migration to wireless, decreases in second lines and substitution to cable-TV-based VoIP offerings. The market for long distance is likely to continue its declining trend, as VoIP providers introduce aggressively priced voice packages to entice customers to switch providers. Pending the outcome of a regulatory proceeding on the matter, incumbent telecoms are expected to react with their own VoIP offerings by continuing to introduce value bundles delivering enhanced functionality and convenience. TELUS is well positioned for these developments with its launch of the Future Friendly Home and a compelling set of fixed and mobile solutions for the residential customer, including the potential introduction of an IP-based TV service provided over TELUS' ADSL infrastructure.

At the end of 2004, the enterprise business market began showing signs of a modest rebound reflected by the resumption of data revenue growth. Voice and legacy data may continue to decline as in the past few years, but growth in business enhanced data service revenues should at least partially offset the trend, as small and medium business and enterprise clients look to upgrade legacy networks and equipment. Both these market segments are expected to adopt IP and managed services as a means to achieve operational savings, revenue generation and business innovation.

Canadian uptake for VoIP in the business market has been more subdued than anticipated. Most Canadian businesses consider VoIP as the next generation telecom solution and have been reluctant to adopt the new technology until it has been proven and matures. However, usage and adoption of VoIP is skewed towards the enterprise segment and it is expected that, by the end of 2005, approximately two-thirds of large businesses will be using some form of VoIP.

As customers migrate from legacy services to enhanced IP-based services, telecommunications providers anticipate pressure on overall wireline margins. The new products and services do not have the same profit margins as the legacy services and this transition will continue to pressure incumbent telephone companies' wireline EBITDA margins. Therefore, incumbent carriers are expected to continue to focus on operational cost efficiency and effective capital expenditure deployment to protect profitability and returns on investment.

Telecom providers are projected to migrate voice and data traffic to a single IP-based platform over the next several years, thereby achieving cost efficiencies while providing combined IP voice, data and video solutions. There will be a continued effort to look at the end-to-end delivery chain and fundamentally re-design the processes and systems associated with each element (ordering, provisioning, fulfillment, assurance, customer care, billing and collections) to improve productivity.

In 2005, the CRTC is expected to determine the VoIP regulatory rules for incumbent telecom companies and later in the year to commence proceedings on the regulatory framework for the next price cap period beginning in June 2006. The current CRTC price cap framework established in 2002, as well as recent decisions, continue to support the CRTC's facilities-based competition framework.

       Wireless

In contrast to the mature wireline sector, wireless industry growth continued to be very strong in 2004, with Canadian wireless industry revenue and EBITDA increasing by 18% and 33%, respectively. Capital expenditure levels are generally stable as carriers leverage previous investments, resulting in strong cash flow improvement.

Wireless penetration in Canada increased to 47% of the population in 2004, and based on the worldwide trend toward penetration levels of 70% or more, there remains considerable growth potential for the Canadian industry. Approximately
1.6 million new subscribers were added in Canada during 2004 representing a penetration gain of 4.8 percentage points of Canada's total population. Subscriber growth is predicted to continue as the industry is expected to attain about 60% wireless penetration of the Canadian population by the end of 2007.

The Rogers Communications purchase of Microcell should have a positive impact on the wireless sector as the number of national network-based competitors is reduced from four to three. Over time, this structure is expected to lead to a number of benefits including, among other things, lower industry churn, improved cost of acquisition and competitive rationality. Potentially offsetting the consolidation of Microcell is the expected entry by Virgin Mobile into the market in a joint venture with Bell Mobility. Virgin is expected to increase the competitive intensity and sales in the prepaid and youth markets. In the business market, competition may intensify in Push To Talk (PTT) offerings as CDMA-based PTT is introduced by Bell Mobility, ending the exclusive position TELUS has enjoyed in this segment, particularly with its full featured Mike iDEN product. However, the wider introduction of CDMA-based PTT services could stimulate usage and demand for PTT services overall, and in the youth and consumer segments.

Wireless data is estimated to be approaching 3 to 5% of industry service revenues. Companies are expecting accelerated data usage as they continue to aggressively market wireless data services including text and picture messaging, powerful and popular BlackBerry devices from Research in Motion
(RIM), mobile computing and wireless Internet access. In 2005, the introduction of video messaging services is also expected to boost wireless data demand. Data usage is expected to continue to drive subscriber growth and support ARPU for all operators in 2005.

TELUS' strategic focus on delivering national business services in data and IP, and its large exposure (41% of consolidated 2005 revenue guidance) to the fast-growing Canadian wireless market, position the Company for above-average growth in 2005 and beyond.

9.2 Financial and operating targets and issues for 2005

TELUS continues to have the following policy guidelines, which were announced previously:

* Net debt to EBITDA of 2.2 times or less (compared with 2.1 times at December 31, 2004);
* Net debt to total capitalization of 45 to 50% (compared with 47.9% at December 31, 2004); and
* In addition TELUS has a target Dividend payout ratio guideline of 45 to 55% of net earnings.

The following targets for 2005 were announced publicly on December 17, 2004 and the Company has a practice of reaffirming or adjusting guidance on a quarterly basis.

---------------------------------------------------------------------------------------------------------------------------------
                                             2004 results	       Targets for 2005	                  Change
---------------------------------------------------------------------------------------------------------------------------------
Consolidated
  Revenues	                              $7.58 billion	      $7.9  to $8.0 billion	         $320 to $420 million
  EBITDA(1)	                              $3.09 billion	      $3.2  to $3.3 billion	         $110 to $210 million
  Earnings per share - basic	              $1.58	              $1.65 to $1.85	                    7 to 27 cents
  Capital expenditures	                      $1.32 billion	      $1.3  to $1.4 billion	         $(20) to $80 million
  Free cash flow(2)	                      $1.30 billion	      $1.2  to $1.3 billion	         $(100) to $0 million
---------------------------------------------------------------------------------------------------------------------------------
Communications segment
  Revenue (external)	                      $4.77 billion	      $4.7 to $4.75 billion	         $(20) to $(70) million
  Non-ILEC revenue	                      $561 million	      $600 to $650 million	         $39 to $89 million
  EBITDA	                              $1.95 billion	      $1.85 to $1.9 billion	         $(50) to $(100) million
  Non-ILEC EBITDA                             $(22) million	      $0 to $10 million	                 $22 to $32 million
  Capital expenditures	                      $964 million	      $950 million  to
                                                                         $1.0 billion	                 $(14) to $36 million
  High-speed Internet net additions	       128,100                  Approx. 100,000   	           Approx. (28,100)
---------------------------------------------------------------------------------------------------------------------------------
Mobility segment
Revenue (external)	                      $2.81 billion	      $3.2 to $3.25 billion	         $390 to $440 million
EBITDA	                                      $1.14 billion	      $1.35 to $1.40 billion	         $210 to $260 million
Capital expenditures	                      $355 million	      $350 to $400 million	         $(5) to $45 million
Wireless subscriber net additions	         512,400	        425,000 to 475,000	         (37,400) to (87,400)
---------------------------------------------------------------------------------------------------------------------------------

(1) See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) for the definition, calculation and reconciliation of 2004 EBITDA.
(2) See Section 11.2 Free cash flow for the definition, calculation and reconciliation of 2004 Free cash flow.

---------------------------------------------------------------------------------------------------------------------------------

The 2005 targets reflect strong growth in both revenue and profitability, with the target range for consolidated earnings per share representing an 4 to 17% increase over 2004. With capital expenditures remaining near 2004 levels, TELUS expects to have another strong year of free cash flow of more than $1.2 billion in 2005. This bodes well for TELUS' ability to successfully overcome competitive pressures and continue to enhance shareholder value.

Communications segment EBITDA is expected to decline in the range of 3 to 5% in 2005, resulting from slightly lower wireline revenue and increased restructuring costs, partially offset by continued operating efficiencies. Excluding restructuring and workforce reduction costs, Communications segment EBITDA is expected to range between negative 2.5% and flat compared to that of 2004. Communications segment revenue growth in the non-incumbent territory in Central Canada is expected to increase 7 to 16%, while targeting positive EBITDA in 2005.

TELUS Mobility EBITDA is expected to increase by 18 to 23% driven by an approximate 14 to 16% increase in revenues, continued economies of scale, cost containment and expansion in wireless subscribers.

The double-digit earnings per share increase is not only being driven by higher consolidated operating profitability, but also by reduced depreciation due to improved capital efficiency in recent years and by lower financing costs as a consequence of lower debt levels, and potentially a lower number of shares outstanding. This significant growth in earnings per share is despite the fact that 2004 earnings included 21 cents of positive impacts from the settlement of tax matters (and related interest), which are not projected to reoccur in 2005.

       Key assumptions and sensitivities for 2005 targets

Earnings per share, cash balances, net debt and common equity may be affected by purchases of up to 23.3 million additional TELUS shares under the Normal Course Issuer Bid.

For projection purposes, the following assumptions were made:

* No impact has been assumed for the possibility of a work stoppage resulting from the collective bargaining process;
* Assumed economic growth is consistent with provincial and national estimates by the Conference Board of Canada;
* No change in foreign ownership rules;
* Continued softness in wireline demand;
* A three-player national wireless market, with niche players offering products on a resale basis;
* An approximate four percentage point gain in wireless market penetration;
* Approximately $100 million of restructuring and workforce reduction expenses (compared with $52.6 million in 2004);
* Minimal cash income taxes due to utilization of tax losses carried forward;
* No significant changes in the effective tax rate;
* No prospective significant acquisitions or divestitures are reflected;
* Cash dividend payments of approximately $290 million;
* No significant debt retirements; and
* Maintenance or improvement of credit ratings.

There is no assurance that these assumptions or the 2005 financial and operating targets and projections will turn out to be accurate.

9.3 Financing plan for 2005

TELUS has no significant amount of debt maturing in 2005, and the $150 million amount outstanding under its accounts receivable securitization program at the end of 2004 is the minimum required to maintain the program. TELUS' financing plan is to use the $896.5 million cash-on-hand at December 31, 2004 and free cash flow generated by its business operations in 2005 to: (i) pay dividends;
(ii) repurchase TELUS Common Shares and Non-Voting Shares under the Normal Course Issuer Bid; and (iii) maintain cash-on-hand in anticipation of the maturation of $1.6 billion of 7.5% Canadian dollar TELUS Corporation Notes in June 2006. Consideration may also be given to redeeming debt or repurchases of debt in the open market. On February 16, 2005, TELUS announced its intention to redeem its $149.6 million of 6.75% convertible debentures at par on June 16, 2005.

TELUS also expects to maintain its current position of fully hedging its foreign exchange exposure for indebtedness. At the end of 2004, approximately 93% of TELUS' total debt was borrowed on a fixed-rate basis. The Company plans to renew its $800 million 364-day revolving facility in May 2005 and generally expects to maintain a minimum of $1 billion in unutilized liquidity.

10.  Risks and uncertainties

The following sections summarize the major risks and uncertainties that could affect TELUS' future business results going forward.

10.1 Competition

       Increased competition may adversely affect market shares, volumes and pricing in certain TELUS business segments

Competition is expected to remain intense, not only in the traditional telephony and Internet markets, but also from new entrants looking to provide alternatives to traditional wireline voice access and long distance through the use of IP telephony, or VoIP. Technology substitution by wireless and e-mail services will also continue to put pressure on traditional wireline services. Competitors are expected to continue to focus on local access, data and IP services in the business market and high-speed Internet and wireless services across both the consumer and business markets, as these services offer the highest growth potential. Wireline long distance is experiencing negative revenue growth and voice local access continues to experience a gradual decline in network access lines, both of which are expected to accelerate in the future. Competitors remain intent on winning market share in both the business and residential local and long distance voice markets as a way to sell additional data, Internet and wireless services, particularly through various bundled service arrangements. From a technology perspective, to a large extent the industry as a whole is migrating to IP and an IP-based service delivery model. Transition from legacy voice infrastructure to IP telephony and from legacy data to multi-protocol label switching (MPLS) is expected to accelerate in 2005, and this may negatively affect pricing and margins on select services.

       Wireline voice and data

While TELUS expects local, long distance and data competitors - ranging from traditional facility carriers, resellers, long distance dial-around and card providers - to continue to focus mainly on the business market in 2005, an increasing number of new and smaller competitors have already begun combining residential local, long distance and wireless services (typically through marketing alliances) into one bundled monthly rate or are offering VoIP alternatives. TELUS' competitors already offer varying arrays of long distance, local and advanced data/IP services and they are increasingly bundling long distance with price-discounted local access, wireless and advanced data, Web-based and e-commerce services, and other information technology services and support. As a result, TELUS also increasingly faces competition from Internet and information technology hardware, software and business process/consulting related companies.

Certain other TELUS competitors, having either built extensive local fibre-optic facilities throughout Western Canada over the past several years, or having acquired facility assets through acquisitions, are increasingly focusing on marketing and revenue generation, particularly in the small and medium-sized business market due to the size of this market, its concentrated geographic urban clustering and attractive margins. With the industry consolidation that took place in 2004, most of these competitors have sound financial strength and other resources. At the same time, competition remains strong in the large business market, where a small number of major customers can deliver a significant amount of revenue and, as a result, overall industry pricing remains very competitive, especially in the long distance and data markets.

       Wireline Internet access

With a Western Canadian industry high-speed Internet penetration rate typically much higher than most other Canadian and international locations, industry growth for Internet service may slow more quickly than anticipated, resulting in reduced net additions for all industry competitors and posing a constraint on TELUS' ability to increase its share of total high-speed subscribers in the market. TELUS Communications is targeting 100,000 high-speed net additions in 2005, a reduction of 28,000 from what was achieved in 2004. Pricing for basic high-speed Internet access in TELUS' markets continues to be among the lowest anywhere, resulting in a constraint on revenue growth regardless of higher penetration rates.

Residential dial-up Internet access competition and growth have declined dramatically, in large part due to increased high-speed Internet availability and lower pricing. Losses of existing TELUS dial-up subscribers to high-speed services of competitors are mitigated by TELUS' efforts to transfer these customers to its own high-speed Internet service. However, there can be no assurance that the rate of loss of dial-up subscribers or market share retained by TELUS will be as expected, as TELUS will continue to face significant competition from cable-TV high-speed Internet services. TELUS could also experience high future rates of churn or subscriber deactivations if its current quality of service and competitive pricing are not maintained or improved.

       Voice over Internet protocol (VoIP)

Internet telephony, also referred to as VoIP, continues to be a developing service that could negatively impact TELUS' local and long distance business over the next few years. While the technology has existed for some time, particularly for business customer premise equipment and IP Centrex services, it was not until 2004 that a number of new entrants launched services aimed at the residential and small business markets throughout Canada. In addition, next generation cable-TV modems currently being deployed by cable-TV companies will allow the cable-TV companies to begin offering VoIP over their cable networks.

Cable-TV companies in Canada have recently launched or reaffirmed their intention to begin offering VoIP telephony in 2005. TELUS also began developing its IP telephony initiative in the fall of 2001 and began the transition from circuit-based switching to IP in the summer of 2003. This presents an opportunity for new services, network simplification and cost reduction. However, there can be no assurance that the adoption of VoIP services in the market or provision of such services by TELUS would not cannibalize existing revenues. If significant VoIP competition develops, it could erode TELUS' existing market share of traditional local and long distance services and adversely affect future revenues and profitability.

       Wireless

Competition in the Canadian wireless market is expected to remain intense in 2005 in all regions of the country, including Western Canada. TELUS Mobility is targeting approximately 425,000 to 475,000 net subscriber additions in 2005, and there can be no assurance that it will achieve its objective given the level of competition and the possibility of declining growth rates in the Canadian wireless industry.

In 2004 Rogers Wireless acquired the smallest national wireless carrier, Microcell Telecommunications to create the largest wireless carrier in Canada when measured by number of subscribers. This combination of the two GSM (Global System for Mobile Communications) carriers could give rise to increased scale efficiencies, which the new company could exploit to its advantage. There can be no assurance that TELUS will be able to compete as effectively against this larger rival as it did against the two companies separately.

With the entry of the Virgin Group to provide wireless services under the Virgin Mobile brand name on a resale basis from Bell Mobility, competition within the Canadian wireless market is expected to further intensify, particularly in the prepaid and youth segments. In addition, other competitors may offer wireless services regionally or nationally on a resale basis. This could lead to pricing pressures and higher costs of acquisition in the future, particularly in the prepaid market.

There is risk that increased competition could increase churn rates, cause marketing costs of acquisition per subscriber to be higher than otherwise, and lower the average revenue per subscriber. Aggressive advertising and innovative marketing approaches are expected to continue to be the norm. Certain competitors have offered unlimited local airtime packages in specific markets, subsidized low or zero-cost handsets, and/or lowered airtime prices, and may continue to do so. In addition, certain carriers have stated their intention to launch competitive Push To Talk products, which may compete directly with TELUS Mobility's Mike and CDMA Push To Talk services. (See Section 10.6 Technology.) TELUS Mobility intends to manage these risks by continuing to focus on differentiated value-added services and profitable subscriber growth.

Bell Mobility entered Western Canada in the fall of 2001, built its own network and operational capabilities, and launched its own 1X data network in urban centres in Alberta and B.C. in the fall of 2002. In addition, the roaming/resale agreements among TELUS Mobility, Bell Mobility and affiliates, and Aliant Telecom Wireless, first operationalized in mid-2002, allowed Bell Mobility to expand the availability and range of its wireless services to approximately 2.5 million incremental POPs throughout rural Alberta and B.C. This allowed Bell Mobility to expand into Western Canada earlier and more cost-effectively than if it had to wait to fully build out its own rural network coverage. The entry of Bell Mobility in these rural areas has increased the effective number of competitors to three (including TELUS) in these regions. Roaming/resale agreements have similarly allowed TELUS Mobility, on a reciprocal basis, to expand its PCS network coverage and distribution primarily in Central and Atlantic Canada by approximately 7.5 million people, generally served by two other competitors, bringing TELUS Mobility's national digital coverage and addressable market to 30.0 million. There can be no assurance that TELUS Mobility's marketing efforts will be as successful in the new markets as in existing coverage areas.

Wireless competition is also coming from new digital wireless technologies, which may be offered from both traditional and non-traditional sources, utilizing licensed and/or unlicensed spectrum, that deliver higher speed data and Internet services over current and next generation wireless devices. Such availability may lead to increased re-subsidization costs related to the migration of existing subscribers to advanced feature handsets based on newer technologies. There can be no assurance that new services offered by TELUS Mobility will be available on time, or that TELUS Mobility will be able to charge incrementally for the services. (See Section 10.6 Technology.)

       Fixed wireless

Industry Canada concluded its initial auction for wireless spectrum in the 2.3 GHz and 3.5 GHz bands in February 2004 and recently concluded a re-auction for residual spectrum in these bands in January 2005. TELUS participated in both and obtained a number of licences. This spectrum is expected to be utilized primarily for services such as the provision of fixed wireless, which could be used as an alternative technology for delivering high-speed Internet and voice services. This could strengthen existing competitors or could result in new competitors formed by other successful bidders.

10.2 Economic fluctuations

       Significant economic downturns or recessions may adversely impact TELUS

The Conference Board of Canada recently estimated Canadian real GDP growth in 2004 at 2.6%, down from 3.7% (annual rate) during the first half of 2004. During the fall of 2004, the Bank of Canada moved to reduce the amount of monetary stimulus in the economy by twice raising its target for overnight interest rates. Uncertainty concerning Canadian economic growth has increased and is related to concerns about the impact of higher oil prices on the world economy, the pace of expansion of emerging major market economies such as China and India, the current account imbalance in the United States, the removal of both monetary and fiscal stimulus in the North American economies, the appreciation of the Canadian dollar compared to the U.S. dollar, and geopolitical developments.

In an uncertain economy, residential and business telecommunications customers may delay new service purchases, reduce volumes of use and/or discontinue use of services. Significant economic downturns or recessions could adversely impact TELUS' profitability and free cash flow, realization of income tax losses carried forward, return on invested pension assets and associated pension expenses, and bad debt expense, and/or require the Company to record impairments to the carrying value of its assets, including, but not limited to, its intangible assets with indefinite lives (spectrum licences) and its goodwill. Impairments to the carrying value of assets would result in a charge to earnings and a reduction in shareholders' equity, but would not affect cash flow.

10.3 Financing and debt requirements

       TELUS' business plans and growth could be negatively affected if existing financing is not sufficient

TELUS may finance future capital requirements with internally generated funds as well as, from time to time, borrowings under the unutilized portion of its bank facility or through the issuance of securities. In May 2004, new four-year term and 364-day bank facilities were established for $1.6 billion. Continued availability of the $800 million 364-day portion of the bank facility on a revolving basis is dependent on renewal of this portion of the facility on or prior to its maturity on May 6, 2005 on terms acceptable to TELUS. There can be no assurance that the 364-day portion of the bank facility will be renewed on terms acceptable to the Company. Failing such renewal, any amount drawn by TELUS on the 364-day portion of the facility that remains outstanding on May 6, 2005 will be available only for one year on a non-revolving basis. TELUS has not borrowed under and does not currently intend to borrow under the 364-day portion of the bank facility.

Disruptions in the capital markets, increased bank capitalization regulations, reduced lending to the telecom sector, or a reduced number of active Canadian chartered banks as a result of reduced activity or consolidation could reduce capital available for corporate credits such as TELUS.

On July 26, 2002, TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, entered into an agreement with an arm's-length securitization trust under which it is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As at December 31, 2004, TCI had received aggregate cash proceeds of $150 million. Under the program, TCI is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service. In the event this rating is not maintained, the Company may be required to wind down the program.

TELUS' financial policy is to target an optimal net debt to EBITDA ratio of less than or equal to 2.2 times (2.1 times as at December 31, 2004) and a net debt to total capitalization policy of approximately 45 to 50% (47.9% as at December 31, 2004) and to achieve over time debt credit ratings in the range of BBB+ to A-, or equivalent (split ratings of BBB and Baa3 as at February 16, 2005). A change in credit ratings could impact TELUS' cost of and access to capital. There can be no assurance that TELUS can maintain or improve current credit ratings.

While anticipated cash flow is expected to be sufficient to meet current requirements and remain in compliance with TELUS' financial policy, these intentions could constrain TELUS' ability to invest in its operations for future growth. There can be no assurance that TELUS will reduce its debt leverage or achieve its target credit ratings on a timely basis.

On October 29, 2004, TELUS announced its intention to repurchase under a Normal Course Issuer Bid up to 14,000,000 TELUS voting and up to 11,500,000 non-voting shares, representing approximately 7.1% of TELUS' issued and outstanding shares. TELUS expects to have sufficient cash flow to meet its financial policy objectives and to fund the repurchases of its shares. While there is no current plan to change the dividend payout rate, the TELUS Board reviews its dividend level quarterly based on a number of factors including a target dividend payout ratio guideline of 45 to 55% of net earnings, and there can be no assurance that a future change will not be implemented. TELUS expects to generate material free cash flow in 2005, which would be available to, amongst other things, repurchase or redeem debt (including convertible debentures) as well as to pay dividends to shareholders, repurchase shares and increase cash balances. However, if actual results are different from TELUS' expectations, there can be no assurance that TELUS will not need to change its financing plans, including its intention to redeem its convertible debentures, repurchase shares, or pay dividends according to the target payout guideline.

10.4 Tax matters

       Income tax assets may not be realized as expected

The operations of TELUS are complex and related tax interpretations, regulations and legislation pertaining to TELUS' activities are continually subject to change. The Company has significant amounts of income taxes receivable, future income tax assets, including tax loss carry forwards, and future income tax liabilities. These amounts are based on estimates by TELUS management. Potential changes to either or both the amounts and the timing of the realization of such amounts can affect the determination of net income or realization of cash in future periods.

Timing surrounding the monetization or realization of future income tax assets is uncertain, since the timing is dependent on future earnings of the Company and other events. The amounts of future income tax assets and future income tax liabilities are also uncertain, since the amounts are based upon the substantially enacted future income tax rates in effect at the time, which can be changed by governments. The amount of future income tax assets is also based upon the Company's anticipated mix of revenues among the jurisdictions in which TELUS operates, which is also subject to future events.

The timing of the collection of income taxes receivable is substantially out of the control of the Company and is dependent on expected assessments, reassessments and other processes undertaken by the Canada Revenue Agency (CRA) and other provincial tax authorities. The attest-related activities of those authorities also affect the ultimate determination of the actual amounts of income taxes receivable, future income tax assets and future income tax liabilities. Therefore, there can be no assurance that income taxes will be sheltered as anticipated and/or the amount and timing of receipt or use of these assets will be as currently expected.

10.5 Human resources

       The outcome of outstanding labour relations issues may result in unanticipated increased costs and /or reduced productivity

In 2000, TELUS commenced collective bargaining with the Telecommunications Workers Union (TWU), which represents approximately 11,500 employees, for a new collective agreement in both the Communications and Mobility business segments, replacing legacy agreements from BC TELECOM and Alberta-based TELUS. As a consequence of a January 28, 2004 decision of the Canada Industrial Relations Board (CIRB), the parties were placed into binding arbitration as a process to resolve outstanding bargaining issues. On February 16, 2004, TELUS filed an application with the CIRB for reconsideration of its decision with respect to binding arbitration. At the same time, TELUS also filed an appeal of the CIRB's decision with the Federal Court of Appeal. The appeal was stayed until the CIRB rendered its reconsideration decision. On April 8, 2004, the CIRB issued its reasons for imposing the binding arbitration order. TELUS subsequently filed an amendment to its earlier reconsideration application and judicial review application to include the CIRB's April 8 decision as well. On
February 2, 2005, the CIRB issued its summary reconsideration decision returning the parties to collective bargaining. TELUS is still awaiting the full reasons for the decision. In the interim, TELUS Communications Inc. (TCI) has requested that the judicial review application before the Federal Court of Appeal be stayed until the CIRB issues its full reasons for the reconsideration decision.

As the CIRB's reconsideration decision reverses the original order to offer binding arbitration, leading to the resumption of collective bargaining, this may give rise to the associated risk of reduced productivity and work disruptions at TELUS' operations. On reaching a settlement, there can be no assurance that the compensation expenses will be as planned or that reduced productivity will not occur as a result of the process. Notwithstanding the expectation that the collective bargaining process will resume, on February 16, 2005, the TWU filed an application in the Federal Court of Appeal of the CIRB's decision that reversed the Board's previous decision that placed the parties in binding arbitration. The operational and financial impacts of the outcome of the appeal process on the Company are not practicably determinable currently.

The TWU has filed several applications with the CIRB to further expand the existing bargaining unit beyond Alberta and B.C. In March 2001, the TWU filed an application to include TELE-MOBILE employees (i.e. non-unionized former Clearnet employees and unionized employees in the former QuebecTel Mobilite operations) in the bargaining unit. On May 21, 2004, the CIRB issued its summary Letter Decision 1088 declaring TELE-MOBILE and TCI a single employer for labour relations purposes. In addition, the CIRB held that those formerly non-unionized Clearnet employees performing work similar to that performed by unionized employees in TELUS Mobility's Alberta and B.C. operations (i.e. former TELUS Mobility West) should be included in the bargaining unit. On June 24, 2004, the CIRB issued its written reasons for its summary Letter Decision 1088. Subsequently, TCI and TELE-MOBILE filed applications for judicial review of the CIRB's TELE-MOBILE decision, which was dismissed in a decision dated December 16, 2004. TELUS Mobility applied to the Supreme Court of Canada for leave to appeal this decision in February 2005.

On February 4, 2005, the CIRB issued a further decision concerning the TELUS Mobility application. As a result of that decision, the CIRB has ordered the former QuebecTel Mobilite employees represented by the SQET to be included in the bargaining unit represented by the TWU. The CIRB has also ordered that the former QuebecTel Mobilite employees represented by the SAMT remain a separate bargaining unit continuing to be represented by the SAMT. In June 2004, TELUS Mobility signed a renewal collective agreement with SAMT, in respect of the former QuebecTel Mobilite employees, which expires on March 31, 2007. TELUS Quebec also concluded a settlement with SAMT for approximately 545 Quebec-based professional and supervisory employees in wireline operations, which was ratified on February 4, 2005.

In addition to the TELE-MOBILE application, the TWU has made three further applications seeking to extend its existing TELUS bargaining unit to include non-unionized employees working at TELUS National Systems Inc. (TNS), working east of Alberta (with the exception of unionized employees working at TELUS Quebec) and working at TELUS Solutions de Soutien (TSS) - one of TELUS' call centres located in Montreal. The TNS hearing concluded in October 2003 and the CIRB has not yet rendered a decision. The employees east of Alberta application was filed in November 2002, while the TSS application was filed in December 2003. To date, neither of these cases has proceeded to hearing. There can be no assurance that compensation expenses will be as planned, or that reduced productivity will not occur as a result of or following any of the decisions made by the CIRB.

       Reliance on key personnel

The success of TELUS is largely dependent on the abilities and experience of its key employees. Competition for highly skilled and entrepreneurial management and other key employees is intense in the communications industry. There can be no assurance that TELUS can retain its current key employees or attract and retain additional executive officers or key employees as needed. The loss of certain key employees, or deterioration in employee morale resulting from organizational changes, unresolved collective agreements or ongoing cost reductions, could have an adverse impact upon TELUS' growth, business and profitability.

       Legal and ethical compliance

TELUS relies on its employees, officers, Board of Directors, key suppliers and partners to demonstrate reasonable legal and ethical standards. TELUS has instituted for its employees, officers and Directors an ethics policy and a toll-free EthicsLine for anonymous reporting by anyone who has issues or complaints. However, there can be no assurance that these standards will be adhered to by all parties and that results will not be negatively affected.

10.6 Technology

       Changing technology in data, IP and wireless may adversely affect revenues, costs and the value of assets

The rapid pace and expanding scope of technological advancements in the communications industry are expected to continue. Three of the universal characteristics of technological advancements are lower unit costs, lower operating costs and increasing flexibility. This creates opportunities for new and existing competitors to offer new services, price reductions and service differentiation to gain market share. TELUS' future success depends in part upon its ability to anticipate, invest in and implement new technologies with high levels of service and competitive prices, while maintaining network, application and customer security integrity. TELUS may be required to make more capital expenditures than are currently expected if a technology's performance falls short of expectations and if new technological opportunities occur. TELUS' earnings may also be affected if technological advances shorten the useful life of certain existing assets.

In 2004, TELUS operationalized its next generation network (NGN) infrastructure, utilizing this core strategic asset for both circuit-switched voice and a significant portion of TELUS Mobility backhaul. As well, the TELUS IP-One suite of services continues to be carried on this infrastructure. As a result, the NGN is evolving from a platform used solely for providing improved operational efficiency to one that is providing convergence at a differentiated application level. As new, IP-based managed services are conceived and operationalized, the NGN backbone will continue to provide efficient connectivity for the holistic TELUS applications infrastructure. Although select customers have already begun adopting the first applications, including managed and integrated voice, data and video solutions with secure IP virtual private network (VPN) connectivity for large corporate customers and TELUS IP-One for small and medium-sized businesses, there can be no assurance that sufficient applications will be available or accepted as planned, that competitors will not begin to launch similar services, or that the efficiencies will materialize as expected. In addition, the underlying infrastructure supporting TELUS IP-One and other managed IP applications may be subject to accelerated technology rollover if advances are made in this infrastructure.

       Reliance on systems and information technology (IT) may cause operational problems and financial exposures

TELUS, as a complex telecommunications company, is reliant on many legacy and new IT systems and applications such as billing systems, customer relationship management software, order entry and service systems, and network customer service. The value of IT assets could be negatively affected if the cost of IT solutions is uneconomic, legacy systems fail, projects to integrate systems and applications or introducing new systems and software are not effective, and/or third-party suppliers fail to or do not meet their performance or delivery obligations.

The Company is presently undertaking a transformational billing initiative to re-engineer processes in the Communications segment for order entry, pre-qualification, service fulfillment and assurance, customer care, billing, collections/credit, customer contract and information management. This customer-focused project requires extensive system development and in itself presents implementation risks due to the complexity of the implementation task.

       The digital protocols and technologies utilized by TELUS Mobility may become technologically inferior

The wireless industry continues to expand the deployment of second (2.5G) and third generation (3G) technologies to deliver increased data speeds required for many new wireless, IP and data services. TELUS Mobility's Mike service uses the iDEN technology protocol and has operated 2.5G packet data capability and service offerings for over three years. TELUS Mobility continues to support and market 1X protocol 3G services on its digital CDMA PCS and cellular networks. TELUS Mobility may begin enhancing its network in 2005 with the next evolution of CDMA 3G technology, namely 1XEVDO (or 1X Evolution Data Only). While the Company believes that TELUS Mobility's CDMA protocol has a reasonable and cost-effective migration path to future evolutions of higher speed technologies beyond 1XEVDO, there can be no assurance that it will be successful and timely. Work is ongoing to determine an optimal migration path for iDEN to 3G, but there can be no assurance that the selected path will be successful or that operating expenses and capital expenditures will be economical.

Furthermore, there can be no assurance that the digital wireless technologies utilized by TELUS Mobility today will continue to enjoy competitive market pricing. The pricing for handsets and network infrastructure is subject to change due to world market buying patterns and foreign exchange rates and as a result, there may be an adverse impact on TELUS' future expenditures.

TELUS' Mike digital wireless iDEN network is in part differentiated by its wide-area, high-capacity digital Push To Talk (PTT) 2-way radio dispatch services, which are marketed as Direct Connect, as well as its installed base of customer work groups. One of TELUS' major wireless competitors announced plans to launch PTT services over CDMA in 2005, and PTT capabilities continue to advance for other carriers using different technologies. In the future, there can be no assurance that TELUS' current market advantage of extensive product sales and marketing experience, and large installed base of Mike iDEN users and work groups, will be maintained. TELUS also operates a CDMA network and launched a CDMA PTT service, marketed as Instant Talk, early in 2005, which may be competitive with the iDEN technology utilized by its Mike network. There can be no assurance that successful deployment and marketing of its own or a competitive CDMA or other PTT technologies will not reduce or eliminate the competitive differentiation of TELUS' Mike network.

In 2004, CDMA operator Sprint and iDEN operator Nextel announced plans to merge their operations. It is expected that the Sprint-Nextel merger will promote greater seamless interoperability between the CDMA and iDEN networks. Although TELUS is well positioned to follow the lead of the major infrastructure developments in the U.S., there can be no assurance that interoperability or the infrastructure migration path will be successful or economical for TELUS or its customers.

Wireless technologies and protocols continue to be developed and extended for a variety of applications and circumstances, such as the Institute of Electrical and Electronics Engineers (IEEE) suite of 802 series of standards. A number of wireless technologies are capable of exploiting both licensed and unlicensed spectrum for both fixed and future mobile applications. While TELUS constantly reviews and examines such developments, and may from time to time choose to utilize a number of these technologies, there can be no assurance that these developments may not adversely impact TELUS in the future. In particular, the emergence of Wi-Fi-based handsets may have a significant impact on traditional CDMA PCS services, and this may trigger accelerated incremental investment in next generation voice infrastructures. As well, with the recent spectrum auction activity in Canada for radio spectrum for WiMax (802.16) wireless technology, significant interest was shown by TELUS' competitors in licence areas inside the TELUS ILEC (incumbent local exchange carrier) region and TELUS CLEC (competitive local exchange carrier) operations. This fixed wireless technology may be exploited by TELUS' competitors to provide alternative voice and data services, in both the fixed and mobile business segments.

10.7 Regulatory

       Regulatory developments could have an adverse impact on TELUS' operating procedures, costs and revenues

TELUS' telecommunications and broadcasting services are regulated under federal legislation by the CRTC, Industry Canada and Canadian Heritage. The CRTC has taken steps to forbear from regulating prices for services offered in competitive markets, such as long distance and some data services, and does not regulate the pricing of wireless services. Major areas of regulatory review currently include the competitive pricing safeguards for ILEC services, such as price floors and bundling rules, and the utilization of the funds in the ILECs' deferral accounts. On February 23, 2005, the Government of Canada announced its intention to appoint a panel of eminent Canadians to review Canada's telecommunications policy and regulatory framework. The Government indicated that it will ask the panel to make recommendations before the end of 2005 on ways to modernize Canada's telecommunications framework in a manner that benefits Canadian industry and consumers.

The outcome of the regulatory reviews, proceedings and court or Federal Cabinet appeals discussed below and other regulatory developments could have a material impact on TELUS' operating procedures, costs and revenues.

       Price cap regulation

The rules for price cap regulation and local competition were announced in major regulatory decisions issued in 1997. The CRTC adopted a facilities-based competition model that encouraged competitors to invest in facilities and did not provide discounts for use of incumbent facilities. In March 2001, the CRTC began its scheduled public review of the regulatory regime for 2002 and beyond. TELUS and other incumbent telecommunications companies sought to modify the price cap regime to achieve greater pricing flexibility for regulated services. Certain CLECs requested changes to the regulatory framework that would require ILECs to provide their facilities to CLECs at large discounts. Some parties also requested that the CRTC impose penalties on the incumbent companies for failure to meet CRTC-established quality of service indicators. On May 30, 2002, the CRTC announced its decision on the regulatory framework for the second price cap period for ILECs, which established the framework for regulation of ILECs, including TELUS. This decision covers a four-year period beginning June 2002. On July 31, 2002, the CRTC released its price cap decision for TELUS Communications (Quebec) Inc., which established a four-year price cap period beginning August 2002 and moved TELUS Communications (Quebec) Inc. from rate-of-return regulation to price cap regulation.

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

The incremental impact of these decisions was an increase in consolidated EBITDA for TELUS of $15 million for the 12-month period ended December 31, 2004, primarily as a result of a $10.2 million recovery from the deferral account of previously incurred costs for local number portability and local competition capital investments. TELUS anticipates an approximate $5 million incremental negative impact on EBITDA for 2005, primarily as a result of the 2004 recovery for local number portability and local competition costs. TELUS can give no assurance that earnings will not be further adversely affected as regulatory rules continue to be reviewed, adjusted or changed. The price cap decision also established a rate adjustment plan and associated penalties for ILECs that do not meet the quality of service standards approved by the CRTC. TELUS incurred approximately $5 million in penalties in 2004, and would anticipate a slightly lower level of penalties in 2005. TELUS' quality of service continues to improve as new systems and processes are introduced and TELUS anticipates reduced penalties in 2005. Nevertheless, TELUS has no assurance that these penalties will not significantly affect earnings in the future.

On November 16, 2004, the CRTC approved TELUS' $23.5 million total service improvement program for extending and upgrading service where required in Alberta and B.C., to be completed over four years ending in 2006. The cost of the service improvement program specific to non-high-cost bands will be recovered from TELUS' deferral account established in the 2002 price cap decisions. The cost of the service improvement program in high-cost bands will be recovered through the existing high-cost subsidy mechanism for residential service in high-cost bands. The CRTC has not yet determined how the remaining balance of the deferral account liability will be utilized.

In the 2002 price cap decisions, the CRTC established new lower prices for some digital services provided by ILECs and made those new lower prices available only to competitors. The CRTC then initiated a proceeding to consider whether ILECs should be required to provide more digital services to competitors at prices below normal tariffed rates. The proceeding to consider competitor digital network access (CDNA) service was completed in December 2003 and a decision was released on February 3, 2005. Telecom Decision 2005-6 finalized the scope of the CDNA service and the terms and conditions under which it is made available. For existing CDNA elements (link and access), TELUS will be compensated through deferral account draw downs, calculated based on the difference between retail rates on June 1, 2002 and the rates approved in Decision 2005-6. Some new elements were added to the scope of CDNA (e.g. intra-exchange service, inter-exchange service in metropolitan areas, and a channelization service), which are to be priced above cost plus 15%, with higher margins up to and including existing retail rates. TELUS will be compensated through the deferral account for retail digital network access
(DNA) rate reductions to competitors stemming from this decision, based on the difference between retail rates today and the reduced rates provided for in the decision. The reduced rates for the new elements apply on a prospective basis. For TELUS' incumbent operations, negative retail re-pricing is primarily confined to services on legacy copper facilities and the value of TELUS' investments in higher bandwidth intra- and inter-exchange fibre facilities is preserved. Competitors seeking deeper discounted rates must remain on copper facilities. TELUS' non-ILEC wireline business can take advantage of cost savings and the additional service elements included by the decision.

       Pricing safeguard review

The CRTC has initiated a proceeding to review pricing safeguards and is proposing modifications to the service bundle pricing rules as well as the introduction of a new pricing safeguard for volume and term contracts for retail tariffed services. The CRTC is also proposing to modify the imputation test that is used when ILECs propose rate decreases. If the CRTC implements the changes it has proposed to the pricing safeguards, the ILECs will have less pricing flexibility and TELUS' ability to respond to competitive pressures will be constrained. TELUS' business operations could be negatively affected by the CRTC's decision in this proceeding, is expected in early 2005.

       Terms of access

In 1999, the CRTC had ordered power companies to grant access to their power poles to cable companies at fixed rates significantly lower than the expectations of the power companies. The Federal Court of Appeal determined the CRTC did not have jurisdiction over power poles of provincially regulated power companies, and on May 16, 2003, the Supreme Court of Canada upheld that decision. TELUS may be negatively affected by this decision to the extent that it relies on power poles to deliver services to its customers, rates may escalate over time, and it has facilities placed on approximately 200,000 poles owned by power companies. As part of the follow-up process to Decision 2003-11, a proposal was made to reassign the ILECs' support structure services so as to make them available at cost-based rates (cost plus an approved mark-up). The CRTC has yet to make a determination on this proposal, which may result in a reduction of the revenues that TELUS receives for the use of its support structure facilities.

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

In July 2003, the CRTC directed the incumbent telephone companies to provide their retail high-speed Internet services to residential customers receiving primary local telephone service from competitors upon request. The CRTC also directed the incumbent telephone companies to provide their retail high-speed Internet services to business customers receiving primary local telephone service from competitors. Previously, the provision of high-speed Internet service was directly linked to the local telephone line.

       Interconnection

On July 14, 2004, the CRTC released Telecom Decision 2004-46, which revised the interconnection regime between local exchange carriers. The CRTC expanded the use of the bill and keep mechanism that had previously been used for the exchange of traffic between local service carriers to include toll traffic as well. In addition, the CRTC consolidated exchanges to form local interconnection regions. Under the bill and keep mechanism, all local exchange carriers terminate each other's traffic within the local interconnection region, but do not specifically compensate each other for the traffic termination functions they perform. Where the exchange of traffic between local exchange carriers is not balanced, a local carrier is compensated for terminating traffic in accordance with a mutual per-minute traffic termination scheme based on CRTC-approved cost-based tariffs.

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

       Voice over Internet protocol

On April 7, 2004, the CRTC initiated a proceeding to determine how voice over Internet protocol (VoIP) service will be regulated in Canada. The CRTC expressed its preliminary view that ILEC in-territory VoIP services should be subject to the same economic regulation as ILEC primary exchange services. TELUS strongly opposed the CRTC's preliminary view during the proceeding because VoIP services can be provided over any high-speed retail Internet access line and VoIP services are already available in Canada from multiple sources. If the CRTC's preliminary view is adopted, TELUS' VoIP services would have to be offered as tariffed services. There can be no assurance that the CRTC will accept TELUS' position and will not regulate VoIP services as tariffed services. The CRTC is expected to render its decision in this proceeding in 2005.

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

       Wireless number portability

The CRTC indicated in its 2005 work plan that wireless number portability would be an issue they would be looking at in 2005. In its February 2005 budget, the Government of Canada indicated that it intends to ask the CRTC to consider the matter of wireless number portability in Canada. While TELUS anticipates that proceedings will allow for an appropriate balanced approach to the issue, there can be no assurance that TELUS will be able to implement any required changes without incurring significant additional implementation costs and/or on-going administration costs, or that TELUS will be able to pass these costs on to Canadian consumers. There can also be no assurance that any changes would not lead to increased subscriber churn, or additional customer retention costs for TELUS.

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

10.8 Process risks

       TELUS systems and processes could negatively impact financial results and customer service - Billing/revenue assurance

TELUS has merged with and acquired several companies, which have a variety of billing systems and billing processes. The number of different billing systems at TELUS presents the risk that the systems and processes are not sufficiently integrated, causing unrecognized revenue leakage, billing errors in customer accounts, and the sharing of incorrect and inaccurate information. Although TELUS has a finance department that focuses on revenue assurance and increasing the accuracy and completeness of billing, the risk associated with the volume and variety of billing system transactions could result in adverse effects on TELUS' earnings.

Also, as a result of system changes, staff reduction and training requirements associated with TELUS' ongoing efficiency improvement efforts, there is potential for further impact on the operations of TELUS' internal processes involved with billing that could negatively affect TELUS' earnings.

Efficiency

To remain cost competitive and maintain profitability when prices are lowered by regulatory and/or competitive actions, it is important for TELUS to continue reducing costs. Beginning in 2001, and continuing through the end of 2003, TELUS introduced a multi-phased operational efficiency program aimed at improving operating and capital productivity and competitiveness. From program inception to the end of 2003, TELUS reduced its net staff by approximately 7,500 employees.

In 2004, TELUS continued to focus on enhancing its competitive position by looking at ways to further improve its operations and achieve cost synergies. In 2004, a departmental reorganization was initiated, primarily in the Communications segment information technology resources area, consolidating from 15 locations to two primary locations. Also in 2004, a reorganization was initiated in the Communications segment with the merging of two customer-facing business units. The resulting integration and consolidation aimed to improve TELUS' competitiveness as well as its operating and capital capacity. However, there can be no assurance that the financial goals and maintenance and improvement of customer service levels will be achieved. If TELUS is unable to control costs, the Company may not achieve cost competitiveness and the profitability required to be attractive to investors.

With the local price cap formula regime, certain local prices decrease by a 3.5% productivity factor less inflation until 2006. It is expected that ongoing efficiency programs are necessary in order to avoid an adverse impact on earnings.

       Cost and availability of services

The availability of various data, video and voice services in CLEC regions where TELUS' wireline network is only partly available represents a significant challenge in terms of delivery deadlines, quality and cost of services. The lease of facilities from other telecommunications companies and rebilling for the use of their networks may prove to be costly and unprofitable.

10.9 Manmade and natural threats

       Concerns about natural disasters and intentional threats to TELUS' infrastructure and operations

Recognizing that TELUS as a communications company is a key provider of critical infrastructure to Canada, there exists the ongoing exposure of natural disasters and intentional threats to TELUS' network, IT and physical assets. Although TELUS has robust and ongoing business continuity planning processes there can be no assurance that specific events will not impact TELUS operations.

10.10 Health and safety

       Concerns about health and safety, particularly in the wireless business, may affect future prospects

       Radio frequency emission concerns

Some studies have asserted that radio frequency emissions from wireless handsets may be linked to certain adverse health effects. However, the overwhelming evidence in the scientific community, as determined and published in numerous studies worldwide, supports the conclusion that there is no demonstrated public health risk associated with the use of wireless phones. Government agencies in Canada responsible for establishing safe limits for signal levels of radio devices also support the conclusion that wireless telephones are not a health risk. TELUS believes that the handsets sold by TELUS Mobility comply with all applicable Canadian and U.S. government safety standards.

There can be no assurance that future health studies, government regulations or public concerns about the health effects of radio frequency emissions would not have an adverse effect on the business and prospects for TELUS. For example, public concerns could reduce customer growth and usage or increase costs as a result of modifying handsets and product liability lawsuits.

       Responsible driving

Some studies, including reports released by the Insurance Corporation of B.C. and the University of Montreal, have shown an increase in distraction levels for drivers using wireless phones while driving.

In July 2004, New Jersey and Washington, D.C. followed a precedent set by New York in 2001 by enacting bans on handheld wireless phone use by drivers. In 2002, Newfoundland & Labrador became the only Canadian jurisdiction to ban drivers' use of handheld wireless phones (as with similar bans on handheld phone use while driving, the province allows the use of hands-free wireless kits).

TELUS promotes responsible driving and recommends that driving safely should be every wireless customer's first responsibility. TELUS believes that current laws adequately address all forms of careless and negligent driving, and laws that are specific to mobile phones are unnecessary and counterproductive.

There can be no assurance that additional laws against using wireless phones while driving will not be passed and that, if passed, such laws will not have a negative effect on subscriber growth rates, usage levels or wireless revenues.

10.11 Litigation

       Investigations, claims and lawsuits

Given the size of TELUS, investigations, claims and lawsuits seeking damages and other relief are regularly threatened or pending against the Company and its subsidiaries. TELUS cannot predict with any certainty the outcome of such investigations, claims and lawsuits and as such, there can be no assurance that results will not be negatively impacted. See Note 16(f) of the Consolidated financial statements of TELUS.

       Uncertified class action

A class action was brought August 9, 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers, including TELUS. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. Similar proceedings have been filed by or on behalf of plaintiffs' counsel in other provincial jurisdictions, but plaintiffs' counsel has formally undertaken not to advance them until the Saskatchewan action has been decided.

The class action has not been certified and procedural objections to certification have been identified. TELUS further believes the claim is unsound on the merits. Should the ultimate resolution of this action differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

       Privacy compliance

TELUS has been subject to federal privacy legislation, the Personal Information Protection and Electronic Documents Act (PIPEDA), since January 1, 2001. TELUS has a privacy compliance program that is overseen by a designated privacy officer. Notwithstanding this, situations might occur where personal information of a TELUS customer or employee is inadvertently collected, used or disclosed in a manner which is not fully compliant with PIPEDA, thereby exposing TELUS to the possibility of sanctions under that Act. Although management cannot predict outcomes with certainty, management believes it is unlikely that any such sanctions would be material.

11. Reconciliation of non-GAAP measures and definition of key operating indicators

11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA)

The Company has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units and it is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.

EBITDA can be calculated from TELUS' Consolidated statements of income, as follows:

---------------------------------------------------------------------------------------------------------------------------------
	                                                                                       Years ended Dec. 31
($ millions)		                                                                        2004 		2003
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues		                                                                7,581.2 	7,146.0
Less: Operations expense		                                                        4,438.0 	4,301.9
Less: Restructuring and workforce reduction costs	                               	           52.6 	   28.3
---------------------------------------------------------------------------------------------------------------------------------
EBITDA		                                                                                3,090.6 	2,815.8
---------------------------------------------------------------------------------------------------------------------------------

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

The following is a reconciliation of EBITDA with Net income and Operating income:

---------------------------------------------------------------------------------------------------------------------------------
                                                                                        	 Years ended Dec. 31
($ millions)	                                                                                2004 		2003
---------------------------------------------------------------------------------------------------------------------------------
Net income		                                                                          565.8 	  324.4
  Other expense		                                                                            8.7 	   23.3
  Financing costs		                                                                  613.3 	  639.3
  Income taxes		                                                                          255.1 	  172.7
  Non-controlling interest		                                                            4.6 	    3.3
---------------------------------------------------------------------------------------------------------------------------------
Operating income		                                                                1,447.5 	1,163.0
  Depreciation		                                                                        1,307.8 	1,272.9
  Amortization of intangible assets		                                                  335.3 	  379.9
---------------------------------------------------------------------------------------------------------------------------------
EBITDA		                                                                                3,090.6 	2,815.8
---------------------------------------------------------------------------------------------------------------------------------

11.2 Free cash flow

The Company has issued guidance on and reports Free cash flow because it is a key measure used by management to evaluate performance of the consolidated operations. Free cash flow excludes certain working capital changes, and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the Consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that Free cash flow as reported by TELUS may not be comparable in all instances to Free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, Free cash flow is relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before proceeds from divested assets and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).

The following shows management's calculation of Free cash flow.

---------------------------------------------------------------------------------------------------------------------------------
	                                                                                        Years ended Dec. 31
($ millions)		                                                                        2004 		2003
---------------------------------------------------------------------------------------------------------------------------------
EBITDA		                                                                                3,090.6 	2,815.8

Restructuring and workforce reduction costs, net of cash payments		                  (70.3)	 (259.4)
Share-based compensation		                                                           23.8 	     -
Cash interest paid		                                                                 (632.9)	 (657.5)
Cash interest received		                                                                   27.3 	   41.6
Income taxes received (paid)		                                                          194.6 	  165.5
Capital expenditures (capex)		                                                       (1,319.0)       (1,252.7)
Investment tax credits received (reported in current or prior
 EBITDA or capex, and in Income taxes received (paid))		                                  (16.8)           (8.4)
=================================================================================================================================
Free cash flow		                                                                        1,297.3 	  844.9
---------------------------------------------------------------------------------------------------------------------------------

The following reconciles Free cash flow with Cash provided by operating activities less Cash used by investing activities:

---------------------------------------------------------------------------------------------------------------------------------
	                                                                                       Years ended Dec. 31
($ millions)		                                                                        2004 		2003
---------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities		                                                2,538.1 	2,133.8
Cash (used) by investing activities		                                               (1,299.5)       (1,197.8)
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                1,238.6 	  936.0

  Net employee defined benefit plans expense		                                          (18.4) 	  (53.0)
  Employer contributions to employee defined benefit plans		                          136.8 	   99.8
  Other net operating activities		                                                  (27.9)	  (45.1)
  Related party transaction payment received		                                          (33.3)	     -
  Non-cash working capital changes except changes in taxes and interest		                   21.0 	  (37.9)
  Proceeds from the sale of property and other assets		                                  (27.6)	  (51.2)
  Other investing activities		                                                            8.1 	   (3.7)
---------------------------------------------------------------------------------------------------------------------------------
Free cash flow		                                                                        1,297.3 	  844.9
---------------------------------------------------------------------------------------------------------------------------------

11.3 Definition of key operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Churn
-----
   Calculated as the number of subscriber units disconnected during the period divided by the average number of subscriber units on the network, expressed as a rate per month. A prepaid subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA)
-------------------------
   Consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial customer acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (Retention spend).

COA per gross subscriber addition
---------------------------------
   COA divided by gross subscriber activations during the period.

Average revenue per subscriber unit, or ARPU
--------------------------------------------
   Calculated as Network revenue divided by the average number of subscriber units on the network during the period, expressed as a rate per month.

Retention spend to Network revenue
----------------------------------
   Represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base, divided by Network revenue.

EBITDA excluding COA
--------------------
   A measure of operational profitability, normalized for the period costs of adding new customers.

11.4 Definition of liquidity and capital resource measures

Net debt
--------
   Defined as Long-term Debt plus current maturities of Long-term Debt and cheques outstanding less Cash and temporary investments plus cross currency foreign exchange hedge liability (less cross currency foreign exchange hedge asset) related to U.S. dollar notes. The cross currency foreign exchange hedge liability was $1,037.7 million at December 31, 2004 (compared with deferred hedge liabilities of $745.8 million at December 31, 2003). Net debt is unaffected by foreign exchange fluctuations because it includes (deducts) the net deferred hedging liability (asset). Under TELUS' new credit facilities, a notional amount related to accounts receivable securitization is no longer added to the numerator of the Leverage Ratio covenant calculation. Consistent with the new credit facility calculation, Net debt for current and prior periods excludes notional accounts receivable securitization amounts.

Total capitalization
--------------------
   Defined as Net debt plus Non-controlling interest and Shareholders' equity.

Net debt to total capitalization
--------------------------------
   Provides a measure of the proportion of debt used in the Company's capital structure. The long-term target ratio for Net debt to total capitalization is 45 to 50%.

EBITDA (excluding restructuring)
--------------------------------
  EBITDA (excluding restructuring) is used for the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring and workforce reduction costs were $52.6 million and $28.3 million, respectively, for the 12-month periods ended December 31, 2004 and December 31, 2003.

Net debt to EBITDA
------------------
  Defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA (excluding restructuring). This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities. TELUS' target for Net debt to EBITDA is 2.2 times or less.

Net interest cost
-----------------
  Defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in 2004 and 2003.

Earnings coverage ratio
-----------------------
  Calculated on a 12-month trailing basis as Net income before interest expense on total debt and income tax expense divided by interest expense on total debt.

EBITDA interest coverage
------------------------
  Defined as EBITDA (excluding restructuring) divided by Net interest cost. This measure is substantially the same as the Coverage Ratio covenant in TELUS' new credit facilities.

Dividend payout ratio
---------------------
  Defined as Dividends declared per share divided by basic Earnings per share. For interim periods, a 12-month trailing measurement is reported. The target guideline for the annual dividend payout ratio is 45 to 55% of net earnings.



Exhibit 5:  Consent of Independent Registered Chartered Accountants.

We consent to the use of our report dated February 11, 2005 (except as to Note 14(b) and Note 16(c) which are as of February 16, 2005) appearing in this Annual Report on Form 40-F of TELUS Corporation for the year ended December 31, 2004.

(Signed Deloitte & Touche, LLP)
Vancouver, British Columbia, Canada
February 11, 2005