Form 40-F
period 2005-12-31
TELUS CORP
filed 2006-03-21
CIK 868675

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

For the fiscal year ended December 31, 2005    Commission File Number 000-24876

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2005:

183,530,655 Common Voting Shares and 166,566,504 Non-Voting Shares.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes 	  82-				No 	X
         -----                                 ----

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes 	  X				No
         ----                                  ----


TABLE OF CONTENTS

DISCLOSURE CONTROLS AND PROCEDURES
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
IDENTIFICATION OF AUDIT COMMITTEE
UNDERTAKING
SIGNATURES
EXHIBIT INDEX



DISCLOSURE CONTROLS AND PROCEDURES

Based on the Registrant's evaluation as of December 31, 2005 of the effectiveness of the design and operations of the Registrant's disclosure controls and procedures under the supervision of the Audit Committee, including the Registrant's Chief Executive Officer and Chief Financial Officer, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant's disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934 (the "Exchange Act") are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission ("SEC") rules and forms.

IDENTIFICATION OF AUDIT COMMITTEE

TELUS has a separately designated standing Audit Committee. The current members of the Audit Committee are Brian F. MacNeill (Chair), A. Charles Baillie, Micheline Bouchard, Ruston Goepel and Pierre Ducros. All members of the Committee are "independent" as such term is defined under applicable securities laws and applicable New York Stock Exchange ("NYSE") rules.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors (the "Board") of TELUS Corporation ("TELUS" or the "Registrant") has determined that the Audit Committee Chair is an "audit committee financial expert" as such term is defined by U.S. securities laws and "independent" as noted above. The information contained under the heading "Audit Committee" on page * of TELUS' 2005 Annual Information Form, filed as
Exhibit 3 to this annual report on Form 40-F, is incorporated by reference herein.

CODE OF ETHICS

The Registrant has adopted an Ethics Policy that applies to all directors, officers, including the Chief Executive Officer and the Chief Financial Officer, and employees. The Policy has been posted on the Registrant's Internet website at telus.com. The Policy is also available to any person, upon request, without charge by contacting TELUS Investor Relations at 1-800-667-4871 or 30 - 10020 100th Street NW, Edmonton, Alberta T5J 0N5.

The Board amended the Policy in February 2005 to stipulate that if the Board delegates approval of any waivers to the Policy to be granted to directors or executive officers, such delegate must be a committee of the Board. The Policy was further amended to provide guidance regarding the selection of suppliers, contracts, consultants and agents. All other amendments to the Policy were housekeeping in nature.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table is a summary of billing by Deloitte & Touche, LLP, as external auditors of TELUS, during the period from January 1, 2005 to December 31, 2005:


                          Deloitte & Touche         Total Fees       %
Type of work
-------------------------------------------------------------------------------
Audit fees                $2,237,606               $2,237,606        90.7
Audit-related fees          $195,584                 $195,58         47.9
Tax fees                     $33,180                  $33,180         1.4
All other fees                  --                        --          --
-------------------------------------------------------------------------------
Total                     $2,466,760               $2,466,760       100.0
===============================================================================

The following table is a summary of billing by Deloitte & Touche, LLP, as external auditors of TELUS, during the period from January 1, 2004 to December 31, 2004:

                         Deloitte & Touche      Total Fees           %
Type of work
------------------------------------------------------------------------------
Audit fees               $2,102,260              $2,102,260          79.5
Audit-related fees         $313,325                $313,325          11.8
Tax fees                   $231,278                $231,278           8.7
All other fees             --                           --             --
------------------------------------------------------------------------------
Total                    $2,646,863              $2,646,863         100.0
===============================================================================


TELUS' policy regarding pre-approval of all audit, audit related and non-audit services provided by its External Auditor is based upon compliance with the Sarbanes-Oxley Act of 2002, the subsequent implementation rule from the SEC titled "Final Rule: Strengthening the Commission's Requirements Regarding Auditor Independence" and any additional determination's regarding impermissible services issued by the Public Company Accounting Oversight Board (PCAOB).

All requests for non-prohibited audit, audit related and non-audit services provided by TELUS' External Auditor and its affiliates to TELUS are required to be pre-approved by the Audit Committee of TELUS' Board of Directors. To enable this, TELUS has implemented a process by which all requests for services involving the External Auditor are routed for review by the VP Risk Management and Chief Internal Auditor to validate that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request. If the request passes this review, it is then forwarded to the Chief Financial Officer for further review. Pending the Chief Financial Officer's affirmation, the request is then presented to the Audit Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting. If the timing of the request is urgent, it is provided to the Audit Committee Chair for his review, evaluation and pre-approval or denial on behalf of the Audit Committee (with the full committee's review at the next scheduled quarterly meeting). Throughout the year, the Audit Committee monitors the actual versus approved expenditure for each of the approved requests.

OFF-BALANCE SHEET ARRANGEMENTS

The information provided under the subheading "Off-Balance Sheet Arrangements, Commitments and Contingent Liabilities" set forth in the "Management's Discussion and Analysis" filed as Exhibit 4 to this annual report on Form 40-F, is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading "Contractual Obligations" (Note 16) set forth under the heading "Commitments and Contingent Liabilities" set forth in the notes to the audited consolidated financial statements filed as Exhibit 4 to this annual report on Form 40-F, is incorporated by reference herein.

UNDERTAKING

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for fling on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	TELUS Corporation


By:   /S/ Audrey T. Ho
      _________________
          Audrey T. Ho

      Vice President, Legal Services and General Counsel and Corporate Secretary

Date:   March 20, 2006


                            EXHIBIT INDEX

The following documents are filed as exhibits to this Form 40-F:
Exhibit

Number	 Document
------   --------
1. Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

2. Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

3.       Annual Information Form dated March 20, 2006

4. Audited Consolidated Financial Statements as at and for the year ended December 31, 2005 and Management's Discussion and Analysis

5.       Consent of Independent Registered Chartered Accountants

6.       Amended 2005 Ethics Policy


_______________________________________________________________________________

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


       Date: March 20, 2006.

       /S/ Darren Entwistle
       _____________________

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


       Date: March 20, 2006.

       /S/ Robert G. McFarlane
       _______________________

           Robert G. McFarlane
           Executive Vice President and Chief Financial Officer

_______________________________________________________________________________

Exhibit 2:
                            Certifications

Pursuant to 18 U.S.C. 1350, the undersigned officers of TELUS Corporation ("TELUS") hereby certify that to his or her knowledge, (a) the annual report for the period ended December 31, 2005 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities and Exchange Act of 1934 and (b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of TELUS.

Date: March 20, 2006.

/S/Darren Entwistle
___________________

   Darren Entwistle
   President and Chief Executive Officer


Date: March 20, 2006.

/S/Robert G. McFarlane
______________________

   Robert G. McFarlane
   Executive Vice President and Chief Financial Officer


_______________________________________________________________________________

Exhibit 3: Annual Information Form dated March 20, 2006.


                       TELUS Corporation

                    annual information form

              for the year ended December 31, 2005


                          March 20, 2006



FORWARD LOOKING STATEMENTS
TELUS
OPERATIONS, ORGANIZATION AND CORPORATE DEVELOPMENTS
EMPLOYEE RELATIONS
CAPITAL ASSETS AND GOODWILL
ALLIANCES
LEGAL PROCEEDINGS
FOREIGN OWNERSHIP RESTRICTIONS
REGULATION
COMPETITION
DIVIDENDS DECLARED
CAPITAL STRUCTURE OF TELUS
RATINGS
DIRECTORS AND OFFICERS
MARKET FOR SECURITIES
INTERESTS OF EXPERTS
AUDIT COMMITTEE
MATERIAL CONTRACTS
TRANSFER AGENTS AND REGISTRARS
ADDITIONAL INFORMATION

                    Exchange Rate Information

TELUS publishes its consolidated financial statements in Canadian dollars. In this annual information form, except where otherwise indicated, all reference, to "dollars" or "$" are to Canadian dollars. The Bank of Canada noon spot exchange rate on March 1, 2006 was Cdn. $1.1369= U.S. $1.00. The following table sets forth, for the fiscal years and dates indicated, certain exchange rate information based on the noon spot rate:

      December 31, 2003----------------------------------------------1.292
      December 31, 2004----------------------------------------------1.2036
      December 31, 2005----------------------------------------------1.1659

FORWARD LOOKING STATEMENTS

This annual information form and management's discussion and analysis incorporated by reference hereto, contain statements about expected future events and financial and operating results of TELUS Corporation ("TELUS" or the "Company") that are forward looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers of this document are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the operating targets, expectations, estimates or intentions expressed in the forward-looking statements. Factors that could cause actual results to differ materially include but are not limited to: competition; technology (including reliance on systems and information technology); regulatory developments; human resources (including possible labour disruptions); business integrations and internal reorganizations; process risks (including the conversion of legacy systems and security); financing and debt requirements (including share repurchases and debt redemptions); tax matters; health, safety and environment developments; litigation and legal matters; business continuity events (including man-made and natural threats); economic growth and fluctuations; and other risk factors discussed herein and listed from time to time in TELUS' reports, public disclosure documents or other filings with securities commissions in Canada (filed on SEDAR at www.sedar.com) and the United States (filed on EDGAR at www.sec.gov). See "Management's Discussion and Analysis - Section 10 Risks and risk management" in TELUS' 2005 Annual Report - Financial Review for further information.

TELUS

TELUS was incorporated under the Company Act (British Columbia) (the "BC Company Act") on October 26, 1998 under the name BCT.TELUS Communications Inc. ("BCT"). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act ("CBCA") among BCT, BC TELECOM Inc. ("BC TELECOM") and the former Alberta-based TELUS Corporation ("TC"), BCT acquired all of the shares of BC TELECOM and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia) (the "New BC Act"), successor to the BC Company Act. TELUS maintains its registered office at Floor 21, 3777 Kingsway, Burnaby, British Columbia ("B.C.") and its executive office at Floor 8, 555 Robson, Vancouver, B.C.

Subsidiaries of TELUS

As of December 31, 2005, the only material subsidiaries of TELUS are TELUS Communications Inc. ("TCI") and TELE-MOBILE COMPANY ("TELE-MOBILE"), each owning assets which constitute more than 10 per cent of the consolidated assets of TELUS as at December 31, 2005 and each generating sales and operating revenues which exceed 10 per cent of the consolidated sales and operating revenues of TELUS for the year ended December 31, 2005. TELUS owns 100 per cent of the voting shares in TCI directly, and 100 per cent of the partnership interests in TELE-MOBILE indirectly.

On November 24, 2005, TELUS announced the merger of the wireline and wireless segments of its business into a single operating structure (the "wireline-wireless merger"). This was partly effected by way of a legal entity restructure on March 1, 2006, at which time TELUS combined its wireline and wireless businesses; which were formerly located in TCI and TELE-MOBILE respectively (the "2006 legal entity restructure") into a new partnership, TELUS Communications Company ("TCC"). TCC is a partnership organized under the laws of B.C. whose partners are TCI and TELE-MOBILE. Immediately prior to the aforementioned 2006 legal entityrestructure, 3817873 Canada Inc., a partner in TELE-MOBILE, was continued into Alberta as 1219723 Alberta ULC. TELUS owns 100 per cent of the partnership interest in TCC indirectly.

The following organization chart sets forth the material TELUS subsidiaries and partnerships, as well as their respective jurisdictions of incorporation or establishment and TELUS ownership prior to March 1, 2006:


                 -------------------------------
                    TELUS Corporation ("TELUS")
                     (British Columbia)
                 -------------------------------
                   |  100%
                   |
                   |            100%
          -----------------              ------------
              TELUS                        3817873
            Communications   ---------   Canada Inc.
               Inc.                       (Federal)
            (Federal)                    ------------
          ----------------                |
                        |                 |
                        |                 |                           |
                        |                 |                           |
                        |                 |                           |
               99%      |                 |    1%                     |
                        |                 |                         TELUS
                        |                 |                        Wireline
                        |                 |                        Segment
                        |                 |
------------------------------------------------------------------------------
                            TELE-MOBILE                         TELUS Wireless
                             COMPANY                               Segment
                            (Ontario)                                 |
                                                                      |
                                                                      |

The following organization chart sets forth the material TELUS subsidiaries and partnerships, as well as their respective jurisdictions of incorporation or establishment and TELUS ownership from March 1, 2006:


                 ---------------------------
                  TELUS Corporation ("TELUS")
                    (British Columbia)
                 ---------------------------
                100 %    |
                         |                         ---------------
              ---------------------------   100%   1219723 Alberta
               TELUS Communications Inc.   -------     ULC
          ---        (Federal)                       (Alberta)
         |    ---------------------------          ---------------
         |               |  99%                       |
         |               |                            | 1%
         |          TELE-MOBILE                       |
         |       COMPANY / SOCIETE   -----------------
         |         TELE - MOBILE
         |           (Ontario)
         |                |
         |                |
         |       TELUS Communications
          ---     Company / Societe
                 TELUS Communications
                  (British Columbia)


In this annual information form, references to "TELUS" are to TELUS Corporation and all of its subsidiaries and partnerships as a whole, except where it is clear that these terms mean only TELUS Corporation. Unless the context otherwise requires, "TELUS wireline" refers to the wireline businesses carried on primarily through TCC presently and through TCI within the TELUS Communications segment prior to the wireline-wireless merger, and "TELUS Mobility" or TELUS wireless refers to the wireless businesses carried on through TCC presently and through TELE-MOBILE prior to the wireline-wireless merger.


OPERATIONS, ORGANIZATION AND CORPORATE DEVELOPMENTS


Operations

TELUS is the largest telecommunications company in western Canada and the second largest telecommunications company in Canada. It provides a wide range of wireline and wireless telecommunications products and services including data, Internet protocol ("IP"), voice, video and entertainment services.

Organization
TELUS is organized into four customer facing business units:

* Consumer Solutions, which provides wireline and wireless IP service, voice and entertainment services to households and individuals across Canada;

* Business Solutions, which delivers innovative wireline and wireless data, IP, voice and business process in-sourcing solutions to small and medium-sized businesses and entrepreneurs and brings customized wireline, wireless, voice, data, IP, Information Technology ("IT") and e.business solutions to large multinational, corporate and public sector customers;

* TELUS Quebec, which focuses on the unique needs of the Quebec marketplace by offering businesses and consumers comprehensive and integrated wireless and wireline telecommunications solutions, including data, Internet and voice; and

* Partner Solutions, which provides services to wholesale customers, including telecommunications carriers, resellers, Internet service providers ("ISPs"), wireless communications companies, competitive local access providers and cable-TV operators.

These customer facing business units receive essential support from the business capabilities units comprised of Network Operations, Business Transformation and Technology Strategy, as well as from the business enabling units comprised of Finance, Corporate Affairs (which includes public policy, law, regulation, government relations and corporate communications) and Human Resources.

Prior to the wireline-wireless merger, TELUS divided its operations into two separate business segments: the wireline segment (formerly known as TELUS Communications) and the wireless segment (branded as TELUS Mobility). Wireline products and services were provided primarily through TCI, and wireless products and services were provided through TELE-MOBILE. The four customer facing units of Consumer Solutions, Business Solutions, Partner Solutions and TELUS Quebec provided the wireline products and services and received essential support from the business capabilities units and business enabling units within TELUS Communications, while TELUS Mobility provided the wireless products and services and received essential support for employee services, engineering, finance, information systems, sales and marketing, operations, legal and regulatory matters from departments within TELUS Mobility.

By combining its wireline and wireless businesses into a single operation in the wireline-wireless merger, which included the 2006 legal restructure, TELUS expects to be better able to leverage the ongoing convergence between wireline and wireless communications technology, more effectively compete with telecom and cable TV operators, differentiate its business from those of its competitors by having TCC provide wireline and wireless services to customers, and provide new services to customers regardless of the physical medium used to deliver the service. The combining of the wireline and wireless businesses in TCC should also improve operating effectiveness and efficiency. TELUS will continue to report financial results separately for the wireless and wireline segments.

During the three years ended December 31, 2005, the corporate structure of the Company underwent other changes. On July 1, 2004, through an internal reorganization, TCI acquired substantially all of the assets and the wireline operations of TELUS Communications (Quebec) Inc. ("TELUS Communications (Quebec)"). TCI assumed substantially all the liabilities of TELUS Communications (Quebec) including $30 million principal amount of First Mortgage Bonds and $70 million principal amount of Medium Term Notes, which were the publicly held debt of TELUS Communications (Quebec). By combining in a single entity ownership of the network assets in Quebec with those outside of Quebec, TELUS expects to be able, over the long-run, to build common systems and processes that otherwise would have been more difficult to build due to regulatory requirements. These changes should allow TELUS to better serve customers whose service requirements span Canada.

On November 30, 2004, Verizon Communications Inc. ("Verizon") and the Company entered into an agreement pursuant to which the independent members of the Board of Directors of TELUS agreed to accommodate Verizon's desire to divest all of its 20.5 per cent equity investment in the Company. Such divestiture was effected by a public secondary offering of Verizon's entire equity interest in the Company. Post divestiture, Verizon and the Company are no longer related parties (the "Verizon Sale"). Concurrently with the divestiture, Verizon and the Company further adjusted their business relationships to reflect changes in their business requirements since the alliance was first established. See section "Alliances" on page 17 of this annual information form for further information.

On December 30, 2004, through an internal reorganization, a subsidiary of TELUS, TELUS Solutions Holdings Inc., was wound up into TCI. Upon this wind up, TELUS Services Partnership ceased to exist and its business was transferred by operation of law to TCI.


Amendments to Charter Documents

TELUS' charter documents, the Notice of Articles and the Articles of the Company, were amended in 2005 with the requisite approval of its shareholders. In particular, these amendments:

* decreased the minimum number of directors from 12 to 10;
* replaced the then existing Articles with a new form of Articles which conformed with the New BC Act;
* reduced the threshold for a special resolution and a special separate resolution from 3/4 to 2/3;
* subject to several exceptions, removed a requirement that the Company, before purchasing any of its shares, must make an offer to every shareholder holding shares of the class or series to be purchased, to purchase the shares pro rata;
* eliminated cumulative voting rights with respect to the election of directors and amended the Articles to permit holders of common shares to vote by a separate resolution for each director rather than a slate; and
* amended the Articles to provide that the special rights and restrictions relating to foreign ownership compliance under the Telecommunications Act (Canada) attaching to the common shares and the non-voting shares be extended to ensure similar compliance under both the Radiocommunication Act (Canada) and the Broadcasting Act (Canada).


DESCRIPTION OF THE BUSINESS AND GENERAL DEVELOPMENTS

TELUS is the largest incumbent telecommunications service provider in western Canada and provides a wide range of telecommunication products and services including data, IP, voice, video and other services to consumers and businesses and operates as a full-service incumbent local exchange carrier ("ILEC") in western Canada and eastern Quebec. With its national wireline fibre-optic network which offers advanced IP-based network applications, TELUS is a national provider of data, IP and voice solutions for business customers across Canada. TELUS is also a national facilities-based wireless provider, with more than 4.5 million subscribers, offering digital personal communications services ("PCS"), enhanced specialized mobile radio ("ESMR") services, wireless Internet and data, paging and analogue cellular services.

The Company earns the majority of its revenue (voice local, voice long distance, data and wireless network revenue) from access to, and usage of, the Company's telecommunication infrastructure. The majority of the balance of the Company's revenue (other revenue and wireless equipment revenue) arises from providing products that facilitate access to, and usage of, the Company's telecommunication infrastructure.


TELUS' national growth strategy

Since the January 1999 merger between BC TELECOM and TC, the Company has been pursuing a national wireline and wireless growth strategy outside Alberta and B.C. into the rest of Canada, most particularly into central Canada. This has been implemented by both organic growth and through a series of acquisitions which have provided TELUS with a regional full service presence in the province of Quebec, national digital wireless communications networks and subscribers, PCS and other wireless spectrum nationally, employees, infrastructure and sales distribution channels in central and eastern Canada. Through growth, investment and a series of strategic acquisitions completed prior to 2002, TELUS became a leading managed data-hosting provider in Canada with a national network of intelligent Internet data centres.

The Company has a coast-to-coast backbone fibre optic-network, which interconnects cities between Halifax and Vancouver and extends into the U.S. via points of presence in Albany, Ashburn, Palo Alto, Buffalo, Chicago, Detroit, New York and Seattle. This network is fully integrated with TELUS' extensive metropolitan networks in Alberta and B.C. and connects into networks constructed in Montreal, Ottawa, Toronto and other cities. As at December 31, 2005, the total amount of network fibre has been expanded to more than 14,000 kilometres.

In 2003, TELUS started migrating toll voice traffic onto its fibre-optic network, beginning the transformation of the TELUS network to a single IP network designed to carry high quality voice, data and video applications. In 2005, TELUS successfully completed a migration of 99 per cent of its long distance traffic from the old Stentor platform. This fibre-optic network provides TELUS with certain competitive advantages in the business marketplace. For business customers, TELUS provides a full suite of IP-based advanced application services and the ability to integrate voice mail, e-mail, data and video through a user-friendly online Web portal. TELUS is exploiting the competitive head-start it has in managed data and IP solutions, utilizing its IP network to secure recurring data revenues in Ontario and Quebec. A number of large national contracts for managed data solutions were signed in 2005, including an eight-year agreement with Intrawest Corporation to be the exclusive supplier of certain IP and telecommunications services at Intrawest resorts across Canada, and an agreement with a large manufacturer to provide and manage Internet-based voice and data services.

In June 2004, as a result of research and development activities that TELUS had undertaken, the next phase of the IP-One (R) product family was launched and is being offered to businesses in many cities in Ontario and Quebec. In 2005, the Company expanded its suite of advanced IP-based network applications with the introduction of IP-One Evolution (R). This new service enables business customers to migrate from their existing Centrex systems to IP telephony at a pace that best suits their needs. The Company also began a transformational billing initiative to re-engineer processes in the wireline segment for order entry, pre-qualification, service fulfillment and assurance, customer care, billing, collections/credit, customer contract and information management. The expected benefits of this project include streamlined and standardized processes and the elimination over time of multiple legacy information systems.

Another important element of the Company's wireline revenue growth strategy is the TELUS Future Friendly? Home initiative being offered in its incumbent service areas. TELUS offers a suite of integrated, advanced digital and wireless services that leverage the Company's significant investments in high-speed Internet. Two services, TELUS Home Networking and TELUS
HomeSitter (R), were launched in 2004. In 2005, TELUS began a targeted launch of its digital television service, TELUS TV, in select neighbourhoods in Edmonton and Calgary following extensive trials with TELUS employees.

Non-core assets, including real estate properties, were sold in 2003, 2004 and 2005 for total proceeds of $92 million.

In conjunction with the ongoing build-out of TELUS' wireless networks, TELUS entered into enhanced and extended roaming/resale agreements in 2001 with Bell Mobility and certain affiliates and Aliant Wireless, a division of Aliant Telecom Inc. ("the Roaming/Resale Agreements"). These agreements significantly expanded TELUS' digital PCS coverage areas outside of major urban markets in Ontario, Quebec and Atlantic Canada and were subsequently amended to include 1X and with respect to Bell Mobility, the Evolution Data Optimize ("EVDO") high-speed network. On November 29, 2004, TELUS Mobility and Verizon Wireless expanded their Canada and U.S. roaming arrangements under a consolidated long-term roaming agreement to improve each other's ability to provide more consistent and comprehensive roaming services to each other's customers.

In 2005, TELUS continued the enhancement of digital wireless capacity and coverage and the construction of significant microwave facilities aimed at reducing future leased line costs. In August 2005, TELUS launched its mobile TV service, which allows wireless clients to access live television on their wireless phones. In late 2005, EVDO services were also introduced in five major centres across Canada (Vancouver, Calgary, Edmonton, Toronto and Montreal), offering business customers wireless data downloads at typical speeds of 400 - 700 kilobits per second.

TELUS - wireline business segment

TELUS operates as an ILEC in Alberta, B.C. and eastern Quebec where it provides comprehensive local, long distance, data, Internet and information services in its incumbent or ILEC territories and is a competitive local exchange carrier ("CLEC") offering services primarily in central Canada through its non-incumbent or non-ILEC operations. TELUS' ILEC operations serve a population of approximately 7.6 million in its incumbent western Canada service territory, and a population of more than one half million in its incumbent eastern Quebec territory. On a combined basis, wireline services accounted for revenue of $4,847 million for the year ended December 31, 2005 ($4,769 million for the year ended December 31, 2004), representing 60 per cent of the total revenue of TELUS for 2005 (63 per cent of the total revenue of TELUS for 2004).

TELUS continues to focus on enhancing operational efficiency and effectiveness in its wireline business. In 2003, TELUS substantially completed Phases 2 and 3 of its operational efficiency program ("OEP") and achieved its goal of improving the profitability of TELUS, through the reduction of positions and closure and consolidation of customer contact centres in its ILEC region. In 2004, a number of comparatively smaller initiatives were undertaken, noticeably in the information technology resources area and in the merger of two customer-facing business units, aimed to enable greater efficiencies of scale, improve effectiveness of program delivery, improve competitiveness in the marketplace and improve operating and capital productivity. In 2005, TELUS continued to undertake initiatives aimed at improving operating and capital productivity and expects such initiatives to continue in 2006.

The operating profitability of non-ILEC operations has been steadily improving because of continued data-focused growth, cost containment efforts and increases in the proportion of services provided on TELUS facilities ("on-net"). TELUS started migrating toll voice traffic onto its IP network in 2003. See "TELUS' national growth strategy".

In addition, a partnership with the Calgary Health Region was established to deliver human resources and end-to-end solutions to healthcare and other organizations. A new call centre business was established in Montreal to in-source Internet help desk services from a third party and offer call centre solutions to other external customers.

In November 2004, TELUS signed a 10-year contract with the Government of B.C., in which the Government transferred approximately 140 staff members and all government payroll and human resource services to TELUS Sourcing Solutions Inc. ("TSS"), an indirect subsidiary of TELUS. This contract builds upon the partnership between TSS and the Calgary Health Region. In October 2005, TSS entered into a 10-year contract with the Calgary Board of Education ("CBE"), in which 50 CBE employees transferred to TSS. This contract will provide for the delivery of some of the district's human resources services. TSS also signed a 15-year agreement with Hamilton Health Sciences to deliver the process and information technology components of its human resources services.

 Local

Local wireline services allow customers to complete calls in their local calling areas and to access long distance networks, wireless networks and the Internet. Virtually all homes and businesses in TELUS' incumbent service areas have access to some or all of its local services. In addition to local calling, local services generally include enhanced calling features, such as call display, call waiting, call forwarding and voice mail; Centrex for business customers; public pay telephones; and competitive long distance carrier access. Local access or exchange service is the largest component of local wireline service, and is generally provided on a monthly flat rate basis.

CLECs operating in Canada provide service to their customers over facilities they have constructed or leased from ILECs in a given region or by reselling the local services of the ILECs (including TELUS). CLECs that use their own facilities or facilities leased from TELUS Communications are eligible to receive a subsidy when they provide service to residential customers living in areas where TELUS, as an ILEC, receives a subsidy (see "Regulation - Regulation of Local Services").

TELUS is competing outside its incumbent territories as a non-dominant carrier and has obtained approval to operate as a CLEC in certain targeted markets in central Canada where it concentrates on providing business wireline services. TELUS is continuing to pursue CLEC status in other areas in central and eastern Canada.

	Long distance

Wireline long distance services interconnect customers in different local calling areas, and provide domestic and international connectivity. TELUS offers its residential and business customers a range of long distance savings plans, billing options, and call options. The largest component of wireline long distance services is message toll services, which are transmitted through fibre optic cables, microwave radio systems, cable carrier systems and satellite channels. National and international wireline long distance services are provided through TELUS' national network and by way of interconnection with the networks of other facilities-based carriers and resellers.

      Data, Internet and IT services

TELUS provides both "traditional" or "legacy" data services and "enhanced" data services. Traditional data services include circuit switched, packet switched and dedicated private lines. Enhanced data services provide greater functionality to the customer, allowing a customer to compress their telecommunications applications onto a single infrastructure. The primary enhanced data services offered by TELUS are Internet access, private intranets, wide area network outsourcing and electronic commerce. Customers may choose from a wide range of data services to suit the complexity of their requirements, including required speed and volume.

TELUS is the second largest ISP in Alberta and B.C. and is the fourth largest wireline Internet service provider in Canada. As at December 31, 2005, TELUS had 999,200 wireline Internet subscribers, including 763,100 high-speed Internet subscribers. In 2005, the number of high-speed subscribers increased by approximately 11 per cent. TELUS has seen an increase in the use of data services such as business Intranets by business customers and in the use of personal computer and Internet access by residential customers. TELUS also offers a range of broadcast, teleconferencing and advanced intelligent network services - services that can be customized to meet the specific needs of individual customers through software changes to network switches. These services include special number services such as toll free 1-800 and 1-900 and enhanced call routing.

TELUS provides businesses with IT services such as IT outsourcing, application development and sustainment, and national IT consulting. As a provider of Web hosting services, TELUS also offers managed hosting, co-location including shared Web and e-mail hosting services, media streaming, data storage and security services. In addition, TELUS offers managed applications services and software such as online backup Web conferencing, expense management, customer relationship management and sales force automation. These services are available across Canada and can be enhanced by connection with TELUS' infrastructure through points of presence throughout Alberta and B.C., Winnipeg, Regina, Saskatoon, and many cities in Ontario and Quebec.

In February 2005, TELUS purchased a controlling interest in Ambergris Solutions Inc. ("Ambergris"), which provides TELUS with international call centre capability and backup capabilities. The international call centre capability provides support for TELUS' bids to offer competitive call centre services to potential new clients.

The following table sets forth certain statistical information with respect to the wireline business segment:

Wireline business                                       December 31
                                                     2005      2004      2003
-------------------------------------------------------------------------------
Network access lines (000's)                        4,691    4,808      4,870
High-speed Internet net additions (000s) (1)         73.4      128        152
High-speed Internet subscribers (000's) (1)           736      690        562
Dial-up Internet net reductions (000's) (1)        (45.5)   (38.2)     (71.9)
Dial-up Internet subscribers (000's) (1)              236      282        320
Total Internet subscribers (000's)                    999      971        881
Full-time equivalent employees(2)                     n/a   18,839     18,430
Total employees                                    22,888   19,500     19,029
------------------------------------------------------------------------------

(1) As a result of a subscriber audit following a billing system conversion in the third quarter of 2002, Internet subscriber counts and net additions for 2003 are net of reductions of approximately 13,000 dial-up subscribers and approximately 4,700 high-speed Internet subscribers.
(2) The measure for full-time equivalent employees is not available for 2005 as it does not factor in the effective overtime hours on staff equivalents because of the labour disruption from July to November.

------------------------------------------------------------------------------

The total number of employees in 2005 included approximately 3,200 employees from the acquisition of a controlling interest in Ambergris in February 2005.

	TELUS wireline network

TELUS' network includes the Alberta and B.C. portion of the transcontinental high-density fibre optic transmission system used by the various ILECs across Canada. As part of TELUS' national strategy, TELUS has also built its own national inter-city fibre-optic backbone network that interconnects the network in Alberta and B.C. with major centres in Ontario and Quebec. This fibre-optic network is supplemented by new local fibre optic networks in 34 CLEC exchanges or metropolitan areas. TELUS' network also interconnects with the networks of Verizon and other carriers in the U.S. for the exchange of U.S. and international traffic.

TELUS- wireless business segment

TELUS is one of three national Canadian facilities-based wireless service providers. TELUS is licensed to operate a national digital PCS network and analogue/digital cellular facilities in Alberta, B.C., and eastern Quebec. TELUS also operates Canada's only national ESMR network. Its national PCS wireless network utilizes 1X, code division multiple access ("CDMA") digital technology. In late 2005, a new CDMA-based wireless high speed network (EVDO) was introduced in major centers across Canada offering customers wireless data transfers at speeds at least six times faster than previous TELUS wireless data services. TELUS offers wireless voice and data services to consumers and businesses nationally on both the ESMR and the PCS/cellular networks. As a result of acquisitions and purchases completed in previous years, TELUS holds a significant mobile spectrum position. TELUS is also a leading wireless communications service provider in Canada in terms of average monthly revenue per subscriber unit ("ARPU"), churn, operating margins and operating cash flow yield based on publicly available information.

TELUS introduced two new global communications solutions in 2005: the Motorola A840 worldphone, which operates on both CDMA and global system for mobile ("GSM") networks, and a GSM global roaming card.

For the year ended December 31, 2005, the wireless business segment accounted for revenue of $3,296 million ($2,812 million for the year ended December 31, 2004), representing approximately 40 per cent of the total revenue of TELUS in 2005 (37 per cent of the total revenue of TELUS for 2004).

In 2001, TELE-MOBILE entered into the Roaming/Resale Agreements, which extended and enhanced then existing roaming and resale arrangements by, among other things, reducing the wholesale pricing for such services, to encourage the use of existing CDMA networks. The implementation of these agreements began in 2002 and has expanded TELUS' addressable PCS market by approximately 7.5 million people as of the end of 2005, while allowing TELUS to avoid estimated capital expenditures of approximately $800 million over the 10-year term of the agreements. In 2002 and in 2005, these Roaming/Resale Agreements were amended to include roaming for 1X and EVDO, respectively. At the end of 2005, TELUS' national digital networks combined with coverage provided by the Roaming/Resale Agreements reached approximately 30.6 million Canadians.

The following table sets forth certain statistical information with respect to the wireless business segment:

Wireless business                                          December 31
                                                     2005      2004      2003
-------------------------------------------------------------------------------
Net subscriber additions (000's) (1)                   584       512       431
Gross subscriber additions (000's)                   1,279     1,121       987
Wireless subscribers (000's) (1)                     4,521     3,936     3,424
Penetration rate (2)                                 14.5%     12.9%     11.5%
Wireless market share, subscriber based              26.9%     26.1%     25.5%
Average monthly revenue per subscriber unit            $62       $60       $57
Minutes of use per subscriber per month ("MOU")        399       384       350
Cost of acquisition, per gross addition               $386      $389      $430
Monthly deactivations (churn rate)(1)                 1.4%      1.4%      1.5%
Digital population coverage (millions) (3)            30.6      30.0      29.5
Full-time equivalent employees(4)                      n/a     5,915     5,387
Total employees                                      6,931     6,298     5,690
------------------------------------------------------------------------------

(1) Based on an audit of the prepaid platform in 2003, a one-time adjustment was made to the prepaid subscriber base. Cumulative subscribers were reduced by approximately 7,600. Of the 7,600, net additions as recorded for 2003 reflected a 5,000 adjustment for current year deactivations. Management believes the deactivations related to the prior period are immaterial and therefore net additions have not been restated. Furthermore, 2003 churn was calculated to reflect the 5,000 deactivations in the current year.
(2) Subscribers divided by population coverage.
(3) Includes expanded population coverage in 2005 of approximately
    7.5 million in the PCS coverage area (2003 - approximately 7 million) due to the Roaming/Resale Agreements.
(4) The measure for full-time equivalent employees is not available for 2005 as it does not factor in the effective overtime hours on staff equivalents because of the labour disruption.

----------------------------------------------------------------------------



      TELUS wireless networks

TELUS owns and operates a national digital PCS network, and analogue and digital cellular networks in Alberta, B.C., and eastern Quebec, with 40 to 45 MHz of PCS spectrum throughout all major population regions of Canada. TELUS continues to build significant microwave facilities in order to reduce costs. TELUS has combined these networks under one national brand. Substantially all of TELUS' digital subscribers are provided extended coverage in Canada, the U.S. and various other countries through analogue and digital roaming arrangements with other carriers by means of dual-mode or tri-mode, dual-band handsets.

TELUS also owns and operates an ESMR digital wireless business communications service under the MikeTM trademark using the integrated digital enhanced network ("iDEN") technology. The Mike network covers the larger population centers and surrounding areas in Alberta, B.C., Manitoba, Ontario and Quebec (including Toronto and Montreal), and many non-urban areas in Ontario, Quebec and western Canada. The Mike network utilizes frequencies in the 800 MHz range which have propagation advantages over higher frequencies such as those used in digital 1900 MHz PCS networks, resulting in more cost effective geographic coverage. While the amount of 800 MHz spectrum licensed to TELUS varies by region, TELUS has in excess of 10 MHz of spectrum available for its Mike network in Montreal, Toronto and Vancouver, Canada's three most populous metropolitan areas. The Mike service is marketed primarily through independent and corporate-owned dealers to businesses and other organizations as a digital PCS-like service with the added benefit of Mike's Direct Connect Push to Talk functionality, which provides low-cost instant connectivity for work groups.

TELUS also operates analogue specialized mobile radio ("SMR") systems in most major urban centres in Canada. TELUS operates paging networks in Alberta, B.C., and eastern Quebec.

EMPLOYEE RELATIONS

As at December 31, 2005, TELUS had a total of approximately 29,819 employees, of which 24,177 were regular full-time or regular part-time employees; the balance were temporary employees. Approximately 14,589 employees were unionized of which approximately 11,778 were part of the wireline business segment and approximately 2,811 were employed in the wireless business segment.

A labour disruption that began on July 21, 2005 was settled on November 18, 2005, following the ratification of a new five-year collective agreement covering approximately 14,000 employees (including inactive employees) in both the wireline and wireless business segments located predominantly in TELUS' western incumbent region in B.C. and Alberta. The new agreement, effective November 20, 2005 and expiring November 19, 2010, merged six previously separate collective agreements into one and applies to all unionized team members in B.C. and Alberta represented by the Telecommunications Workers Union ("TWU"), as well as TELUS Mobility team members in central Canada who were included in the scope of the TWU's bargaining unit by Canada Industrial Relations Board ("CIRB") Decisions 1088 and 278.

TELUS- wireline business segment

The TWU represents approximately 10,047 unionized employees in TELUS wireline operations in Alberta and B.C. These employees are covered by the new collective agreement with the TWU mentioned above.

TELUS - wireless business segment

TELUS wireless operations has approximately 2,811 unionized employees in two separate bargaining units with the majority of unionized employees included in the TWU's national bargaining unit and a smaller number in a separate unit in Quebec.

As noted above, the formerly non-union TELUS Mobility employees predominantly located in Ontario and Quebec were included in the scope of the TWU's national bargaining unit. After unsuccessful appeals of these decisions, including denial of leave to appeal to the Supreme Court of Canada, TELUS and the TWU reached an agreement on the inclusion of these employees in the TWU's national bargaining unit with the applicable negotiated terms and conditions of employment included in the new collective agreement between TELUS and the TWU mentioned above.

The unionized groups at TELUS' wireless segment are:

    * Approximately 2,794 clerical and technical employees across Canada represented by the TWU covered by the new collective agreement that will expire on November 19, 2010.

    * Approximately 17 former QuebecTel Mobilite professional and supervisory employees represented by the Syndicat des Agents de Maitrise de TELUS covered by a collective agreement that will expire on March 31, 2007.

TELUS Quebec

Approximately 1,516 unionized employees of TELUS Quebec are represented by two bargaining agents. The two unionized groups are:

    * Approximately 523 professional and supervisory employees, represented by the Syndicat des agents de maitrise de TELUS. The current collective agreement covering these employees is in effect until March 31, 2006. The parties have reached an agreement in principle, which is subject to ratification, to extend the term of this agreement to March 31, 2007. The outcome of the ratification process is expected by March 31, 2006.

    * Approximately 993 office, clerical and technical employees, represented by the Syndicat Quebecois des employes de TELUS. The collective agreement covering these employees expired on December 31, 2005. Negotiations to renew this agreement commenced in 2005 and are currently ongoing.

Until a new collective agreement is reached, the terms and conditions of the expired collective agreements continue to apply. (See "Management's Discussion and Analysis -Risks and Risk Management - Section 10.5 Human Resources" in TELUS' 2005 Annual Report -Financial Review).

CAPITAL ASSETS AND GOODWILL

As at December 31, 2005, the total investment of TELUS in capital assets and goodwill was recorded at a net book value of $14.1 billion on a consolidated basis.

Capital assets and goodwill

The principal capital assets of TELUS consist of telecommunications property, plant and equipment and intangible assets and do not lend themselves to description by exact location. As at December 31, 2005, the total investment of TELUS in capital assets was recorded at a net book value of $10.9 billion on a consolidated basis. Such assets, located principally in Alberta, B.C., Ontario and Quebec, include network facilities, relay and transmission towers, switching equipment, terminal devices, computers, motor vehicles, tools and test equipment, furniture, office equipment and intangible assets. Spectrum licenses, which had a net book value of $3.0 billion as at December 31, 2005, comprise the majority of identifiable intangible assets.

With the exception of terminal devices located at customer premises, most of the Company's communications plant and equipment are located on land owned or leased, or on rights-of-way obtained, by TELUS.

The properties of TELUS include: (i) office space; (ii) work centres for field service and materials management personnel; and (iii) space for exchange, toll and mobile radio equipment. A small number of buildings are constructed on leasehold land and the majority of the relay stations for TELUS' public service radio-telephone network are situated on lands held under leases or licenses for varying terms. The network facilities of TELUS are constructed under or along streets or highways pursuant to rights-of-way granted by the owners of land including municipalities and on land owned by the Crown or on freehold land owned by TELUS. Other communications property, plant and equipment consist of plant under construction and materials and supplies used for construction and repair purposes. Identifiable intangible assets include wireless spectrum licenses, subscriber base and computer software.


As at December 31, 2005, goodwill had a net book value of $3.2 billion. Goodwill represents the excess of cost of acquired businesses over the fair value attributed to the net identifiable assets. TELUS monitors its operations for compliance with applicable environmental requirements and standards, and implements preventative and remedial actions as required. TELUS' business of telecommunications services does not generate significant waste products that would be considered hazardous. For these reasons, remedial action has not been significant to the ongoing operations and expenditures of TELUS.

Value of intangible assets and goodwill

The carrying value of intangible assets with indefinite lives, and goodwill, are periodically tested for impairment using a two-step impairment test. The frequency of the impairment test generally is the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives and goodwill must, at a minimum, be tested annually; the Company has selected December as its annual test time. No impairment amounts arose from the December 2005, 2004 and 2003 annual tests. The test is applied to each of the Company's two reporting units (the reporting units being identified in accordance with the criteria in the Canadian Institute of Chartered Accountants ("CICA") Handbook section for intangible assets and goodwill): wireline and wireless.

Intangible assets with finite lives ("intangible assets subject to amortization") are amortized on a straight-line basis over their estimated lives; estimated lives are reviewed at least annually and are adjusted as appropriate.

RISK FACTORS

Management's discussion and analysis -- Section 10 Risks and risk management in TELUS' 2005 Annual Report - Financial Review is hereby incorporated by reference. Management's discussion and analysis is available at www.sedar.com.


ALLIANCES

Verizon's Sale of TELUS Equity

Pursuant to the Long-Term Relationship Agreement between TELUS and certain Verizon corporations dated January 31, 1999 (the "Long Term Relationship Agreement"), Verizon was prohibited from selling its equity interest in TELUS to below 19.9 per cent without the approval of the independent directors of TELUS. On November 30, 2004, TELUS and Verizon announced that they have entered into an agreement pursuant to which TELUS' independent directors agreed to accommodate Verizon's sale of all of its equity interest in TELUS, being 48,551,972 Common Shares and 24,942,368 Non-Voting Shares held indirectly through a subsidiary, on certain conditions set out in that agreement. Under that agreement, Verizon paid to TELUS U.S. $125 million. The Long Term Relationship Agreement was terminated on December 14, 2004 on the completion of the Verizon Sale. Concurrently, the two Verizon executives who sat on the Board of Directors of TELUS resigned.

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

The Verizon Agreement applies to Verizon and its American and Canadian affiliates, but specifically excludes Verizon Wireless. Independent of the Verizon Agreement, TELUS Mobility and Verizon Wireless negotiated and implemented mutually beneficial changes to their reciprocal roaming arrangements. On November 29, 2004, TELUS Mobility and Verizon Wireless expanded their roaming agreements under a consolidated long-term roaming agreement to improve each other's ability to provide more consistent and comprehensive Canada and U.S. roaming services to each other's customers.

The initial term of the Verizon Agreement was for one year ending December 31, 2001. Prior to the amendment made on December 14, 2004, the term was renewable annually for successive one-year periods at TELUS' sole discretion with a last renewal right for a term ending December 31, 2008. Any renewal beyond December 31, 2008 requires the mutual agreement of the parties. In the event of termination, there will be in most instances a two-year transition period and TELUS will have a licence to use the then current software and other technology on a non-exclusive basis, allowing TELUS to properly manage the transition to new technology. TELUS has renewed the Verizon Agreement for 2005, and as at December 14, 2004, the term of the agreement was further extended to December 31, 2008 without any transition period.

The Verizon Agreement provides for the following annual payments to be made by TELUS (including both licence purchase prices and fees to be paid for all other property rights and services provided or granted to TELUS under the Verizon Agreement): U.S. $155 million during the initial term (2001), U.S. $100 million in the first renewal term (2002), U.S. $20 million in 2003 and in each subsequent annual renewal term up to December 31, 2008. As amended on December 14, 2004, annual payments in the aggregate of U.S. $82 million for the years 2005 to 2008 were reduced to an aggregate nominal amount of only four U.S. dollars for that time period.

Genuity software and related technology and services

In order to obtain regulatory approvals for the merger between GTE Corporation and Bell Atlantic Corporation, GTE Corporation transferred substantially all of its Internet business into a separate public corporation known as Genuity Inc. (formerly GTE Internetworking) prior to the closing of the merger.

Effective June 30, 2000, Genuity Inc. and its subsidiary, Genuity Solutions Inc. (collectively, "Genuity"), and TELUS entered into a Brand, Technology and Co-Marketing Agreement (the "Genuity Agreement") that was similar to the GTE Agreement. Subject to rights of early termination in certain instances, the initial term of the Genuity Agreement was to expire on January 31, 2009, during which term TELUS was not required to make any payments directly to Genuity and TELUS' payments to Verizon under the Verizon Agreement constituted sufficient consideration in that regard.

On or about July 24, 2002, Verizon announced that it would not exercise its right to reacquire control of Genuity Inc. On November 27, 2002, Genuity Inc. together with Genuity Solutions Inc. and certain other affiliates (collectively, the "Debtors") filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code. On February 4, 2003, the Debtors sold substantially all of their assets and operations to Level 3 Communications Inc. and certain of its subsidiaries (collectively, "Level 3").

Level 3 Communications Inc.

By consensus of the interested parties, the Genuity Agreement was terminated as of the closing of the sale of the Debtors' assets to Level 3, and TELUS and Genuity ended their further rights and obligations with respect to each other under the Genuity Agreement. Effective as of June 25, 2003, the Genuity Agreement was reinstated, with certain modifications, between TELUS and Level
3. Level 3 was, in large measure, substituted as the contracting party in place of Genuity. Such modified agreement between TELUS and Level 3 (the "Level 3 Agreement"), among other things, designates Level 3 as the first preferred supplier to TELUS over Verizon on IP Services (as defined in the Level 3 Agreement) and Verizon as the first preferred supplier to TELUS over Level 3 on the remaining Telecommunications Services, provides for continued rights to certain pre-existing Genuity software and other intellectual property, and sets out joint marketing and non-compete provisions. The Level 3 Agreement terminated on June 30, 2005.

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

On November 9, 2004, Verizon announced that it had completed a transaction to sell VIS to Advertising Directory Solutions Holdings Inc. ("ADSHI"), an affiliate of Bain Capital. On May 25, 2005, the Yellow Pages Group announced that it, through Yellow Pages Income Fund had completed the purchase of ADSHI from an affiliate of Bain Capital.


LEGAL PROCEEDINGS

On May 8, 1998, an action was commenced against BC TEL (now TCI) by certain holders of the $117.75 million principal amount of First Mortgage Bonds, 11.35 per cent Series AL (the "Bonds") which were redeemed by BC TEL on December 30, 1997. The action alleged that the Bonds were improperly redeemed and claimed damages as a result thereof. TCI successfully defended the action, which was dismissed by the Ontario Superior Court of Justice in January 2003. On June 8, 2005, the Ontario Court of Appeal overturned the lower court decision and ruled that the redemption of the Bonds breached the terms of the First Mortgage Bonds. The Court of Appeal referred the matter back to the lower court for an assessment of damages. On January 26, 2006, the Supreme Court of Canada denied TCI's leave to appeal the decision of the Court of Appeal. TELUS accrued an estimate of damages, which was included in financing costs for the second quarter of 2005. Should the assessed damages be significantly different from management's expectations, a material adjustment could be recorded in the Company's Statements of Income.

On December 16, 1994, the TWU filed a complaint against BC TEL with the Canadian Human Rights Commission (the "CHRC"), alleging that wage differences between unionized male and female employees in British Columbia were contrary to the equal pay for work of equal value provisions in the Canadian Human Rights Act. In December 1998, the CHRC advised it would commence an investigation of the TWU complaint and following the investigation of preliminary matters referred the complaint to conciliation under the Canadian Human Rights Act. Conciliation did not result in resolution and the matter was referred back to the Commission for further investigation. Included in the terms of the ratified settlement of the 2005 collective agreement between TELUS and the TWU, was a letter of agreement under which the Company has agreed to establish a pay equity fund of $10,000,000 to be paid out to persons covered by the complaint subject to the TWU's withdrawal of the complaint and the CHRC's acceptance of and concurrence that the complaint is withdrawn and settled. On December 21, 2005, the TWU withdrew and discontinued this complaint. Subsequently, in a letter dated January 30, 2006 TELUS was advised by the CHRC that it would take no further proceedings and close its file on the matter.

Two lawsuits were commenced against TELUS and other defendants in the Alberta Court of Queen's Bench on December 31, 2001 and January 2, 2002 respectively, by plaintiffs alleging to be either members or business agents of the TWU. In one action, the three plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan ("TCPP"), and in the other action, the two plaintiffs allege to be suing on behalf of all current or future beneficiaries of the TELUS Edmonton Pension Plan ("TEPP"). The statement of claim in the TCPP-related action named TELUS, certain of its affiliates and certain present and former trustees of the TCPP as defendants, and claims damages in the sum of $445 million. The statement of claim in the TEPP-related action named TELUS, certain of its affiliates and certain individuals who are alleged to be trustees of the TEPP and claims damages in the sum of $15.5 million. In May 2002, the statements of claim were amended by the plaintiffs and include allegations, inter alia, that benefits provided under the TCPP and TEPP are less advantageous than the benefits provided under the respective former pension plans, contrary to applicable legislation, that insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted. TELUS has filed statements of defence to both the original and the amended statements of claims. As a term of settlement of the 2005 collective agreement between TELUS and the TWU, the TWU has agreed to not provide any direct or indirect financial or other assistance to the plaintiffs in these actions, and to communicate to the plaintiffs the TWU's desire and recommendation that these proceedings be dismissed or discontinued. TELUS has been advised by the TWU that the plaintiffs have not agreed to dismiss or discontinue these actions. While the likelihood of the actions being determined adversely against TELUS is still being evaluated, but TELUS believes it has good defences to the actions. Should the lawsuits continue because of the actions of the court, the plaintiffs or for any other reason, and their ultimate resolution differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

A class action was brought August 9, 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. Similar proceedings have been filed by or on behalf of plaintiffs' counsel in other provincial jurisdictions, but will not proceed until the Saskatchewan action has been decided. The class has not been certified. The Company believes it has good defences to the action.

FOREIGN OWNERSHIP RESTRICTIONS

Certain subsidiaries of TELUS or partnerships in which TELUS has a controlling interest,as Canadian carrier, holders of radio authorizations or licences, and holders of broadcast distribution licences, are required by the Telecommunications Act (Canada) (the "Telecommunications Act") the Radiocommunication Act (Canada) (the "Radiocommunication Act") and a direction to the CRTC (Ineligibility of Non-Canadians) given under the Broadcasting Act (Canada) (the "Broadcasting Act") to be Canadian-owned and controlled. Each of the Canadian carriers, under the Telecommunications Act, is considered to be Canadian-owned and controlled as long as: (a) not less than 80 per cent of the members of its board of directors are individual Canadians; (b) Canadians beneficially own not less than 80 per cent of its issued and outstanding voting shares; and (c) it is not otherwise controlled in fact by persons who are not Canadians. Substantially the same rules apply under the Radiocommunication Act and the Broadcasting Act. After the 2006 legal entity restructure, TELUS filed with the CRTC the requisite documentation affirming TCC's status as a Canadian carrier. TELUS further intends that TCC will remain controlled by TELUS and that it will ensure that TCC remains "Canadian" for the purposes of these ownership requirements.

The Telecommunications Act also provides that in order for a company that holds shares in a carrier to be considered Canadian, not less than 66-2/3 per cent of the issued and outstanding voting shares of that company must be owned by Canadians and that such company must not otherwise be controlled in fact by non-Canadians. Accordingly, not less than 66-2/3 per cent of the issued and outstanding voting shares of TELUS must be owned by Canadians and TELUS must not otherwise be controlled in fact by non-Canadians. To the best of TELUS' knowledge, Canadians beneficially own and control in the aggregate not less than 66-2/3 per cent of the issued and outstanding Common Shares of TELUS and TELUS is not otherwise controlled in fact by non-Canadians.

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

To ensure that TELUS remains Canadian and that any subsidiary of TELUS including TCC is and continues to be eligible to operate as a telecommunications common carrier under the Telecommunications Act, to be issued radio authorizations or radio licences as a radiocommunications carrier under the Radiocommunication Act, or to be issued broadcasting distribution licences under the Broadcasting Act, provisions substantially similar to the foregoing have been incorporated into TELUS' Articles permitting the directors to make determinations to effect any of the foregoing actions.

REGULATION

General

The provision of telecommunications service in Canada is regulated by the Canadian Radio-television and Telecommunications Commission (the "CRTC") pursuant to the Telecommunications Act. In addition, the provision of cellular and other wireless services using radio spectrum is subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act.

The Telecommunications Act gives the CRTC the power to forbear from regulating certain services or classes of services if it finds that the service or class of service is subject to a degree of competition which is sufficient to protect the interests of customers. In December 1996, the CRTC confirmed an earlier decision to forbear from regulating the entire portfolio of wireless and paging services. However, some of these services continue to be subject to CRTC regulation for certain matters, including network access and interconnection issues. The CRTC has also forborne from regulation of a number of wireline services, including interexchange voice services, wide area network services and retail Internet services. Wireline services are in general subject to a much greater degree of regulation than wireless services.

The major categories of telecommunications services provided by TELUS that are subject to rate regulation or have been forborne from rate regulation are as follows:

Regulated services                     Forborne services (not subject to rate
                                       regulation)
-------------------------------------------------------------------------------
* Residential wireline services in     * Non-incumbent local exchange carrier
  incumbent local exchange carrier       services
  regions                              * Long distance services
* Business wireline services in        * Internet services
  incumbent local exchange carrier     * International telecommunication
  regions                                services
* Competitor services                  * Interexchange private line services(1)
* Public telephone services            * Certain data services
                                       * Cellular, enhanced specialized
                                         mobile radio and digital personal
                                         communications services
                                       * Other wireless services, including
                                         paging
                                       * Sale of customer premises equipment

(1) Forborne on routes where one or more competitors are offering or providing service at DS-3 or greater bandwidth.

In 2005, the CRTC undertook a review of the framework for the regulation of residential and business local exchange services. The CRTC's decision on local forbearance is expected to determine the timing and the conditions under which forbearance will be granted. The CRTC's decision is anticipated in the first half of 2006.

In 2005, the federal government undertook a review of Canada's telecommunications policy and regulatory framework. The review panel, reporting to the Minister of Industry, was asked to provide recommendations on how to modernize Canada's telecommunications framework in order to benefit Canadian industry and consumers. The report is expected to be presented in the first half of 2006.

Regulation of local services

In 1997, the CRTC issued Decision 97-8. This decision, together with several later decisions and orders, effectively opened Canada's local switched services voice market to full competition. Additionally, in Decision 97-9 the CRTC adopted a four-year price cap regulatory regime for a number of local services provided by the ILECs, which placed price caps on the amount by which rates for these services could be increased but which also allowed the ILECs to respond more quickly and flexibly to competitive conditions in their local markets than under the previous regulatory system. This decision was followed in 2002 (Decision 2002-34), with a second four-year price cap regulation period for TELUS. The four-year price cap regulation period was extended to five years, ending May 31, 2007, by the CRTC in Decision 2005-69.

TCC is subject to regulation as an ILEC in Alberta, B.C. and in eastern Quebec. On July 31, 2002, the CRTC issued Decision 2002-43 adopting the first price cap regulatory regime for TELUS Communications (Quebec) similar to the manner adopted in Decision 2002-34 for the larger ILECs. Local competition in the incumbent operating territory of TELUS Quebec was allowed in September 2002 following Telecom Order CRTC 2001-761.

In other areas of Canada, TELUS operates as a CLEC. TELUS has received regulatory approval to operate as a CLEC in Brampton, Burlington, Chatham, Cooksville, Guelph, Hamilton, Kanata, Kingston, Kitchener, London, Malton-Mississauga, Oakville, Oshawa, Ottawa-Hull, Roxboro, St. Catherines, Thornhill, Toronto, Unionville, and Windsor in the province of Ontario; in Boucherville, Chicoutimi, Chomedey, Drummondville, Ile Perrot, Le Gardeur, Lac-Megantic, Levis, Longueuil, Lorretville, Montreal, Pont-Viau, Quebec City, Riviere-du-Loup, Saint-Hyacinthe, Saint-Jovite, Saint-Vincent-de-Paul, Sainte-Geneviere, Sainte-Rose, Sainte-Therese, Sherbrooke, and Trois-Rivieres in the province of Quebec; and in Regina and Saskatoon in the province of Saskatchewan.

Price cap regulation

Price cap regulation applies to a basket of local services provided by ILECs. On May 30, 2002, the CRTC issued Decision 2002-34 and established a second four-year price cap regulation period. This four-year price cap regulation period was extended to five years by the CRTC in Decision 2005-69. The CRTC modified the price cap basket structure and established multiple baskets for price capped services. In the initial four-year price cap period, there was one overall price cap basket and three sub-baskets. The current price cap basket structure has seven separate baskets for residential services in non high-cost serving areas, residential services in high-cost serving areas, business services, other capped services, competitor services, services with frozen rates and payphones. While TELUS has a degree of flexibility to raise and lower rates in response to market pressures, prices within baskets are capped using a formula that depends on the relationship between the inflation rate as measured by the chain-weighted Gross Domestic Product Price Index and an estimate of the telephone companies' productivity gains, which the CRTC has set at 3.5 per cent for each year of the current price cap regulation regime, irrespective of the unique operating conditions of each telephone company. On average, rates for basic residential services should not increase unless inflation goes above 3.5 per cent whereas business services rates are allowed to increase by the annual inflation rate. Initially, the CRTC established a four-year price cap period, but in Decision 2005-69, the Commission added a fifth year to the price cap period. The current price cap period is scheduled to end on May 31, 2007. The rates for payphone services will remain at current levels until the CRTC reviews payphone service policy issues. For specific details on price cap constraints, see Note 3 to the Annual Consolidated Financial statements, on page 72 of the Financial Review in TELUS' 2005 Annual Report.

TELUS Quebec became subject to price cap regulation in 2002, after previously being regulated on a rate of return basis. In Decision 2002-43, issued on July 31, 2002, the CRTC established a regulatory framework for TELUS Quebec that is directly comparable to the price cap regulation regime set out in Decision 2002-34 for the large ILECs. In Decision 2005-70, the CRTC extended the price regulation period for TELUS Quebec so that it now ends on July 31, 2007.

The CRTC stated in Decisions 2005-69 and 2005-70 that it will be initiating a review of the price regulation framework for TCI and TELUS Quebec in the first half of 2006 in order to establish the price regulation framework that will be in effect beginning June 1, 2007.

On February 16, 2006, the CRTC determined that the funds that had accumulated in TCI's and TELUS Quebec's deferral accounts in the current price cap period should be used to extend broadband service in rural and remote areas (95%) and to enhance access to telecommunications services for disabled persons (5%). The CRTC also determined that the recurring balance in the deferral accounts and the required productivity adjustment to the residential services basket on June 1, 2006 will be passed on to residential customers in non high-cost serving areas through reduced rates. As a result, no new funds will be added to these deferral accounts.

Quality of Service. On March 24, 2005, the CRTC issued Retail quality of service rate adjustment plan and related issues, Decision 2005-17 in which it finalized the retail quality of service rate adjustment plan. The rate adjustment plan sets the maximum rate adjustment at 5% of local service revenues and this amount is divided equally among the 13 quality of service indicators. For each quality of service indicator where the average annual performance is below the standard, a rate adjustment is triggered in a varying amount based on the degree that the average performance is below the standard. In addition, if the results for a quality of service indicator are below the standard for five or more months during the year, but the average performance is above the standard, a rate adjustment is also triggered. The rate adjustment plan allows an ILEC to apply to the CRTC to exclude the impact of natural disasters or other adverse events beyond the control of the company from its quality of service results on a case-by-case basis.

TELUS applied to the CRTC to adjust its quality of service results to take into account three adverse events, all of which occurred during the latter half of 2003. These events were severe forest fires in the interior of BC and southwestern Alberta, a major cable cut in Vancouver and unprecedented flooding in the lower mainland. TELUS is awaiting the CRTC's decision on this application. TELUS will also be applying to the CRTC to adjust its quality of service results to take into account a series of floods in southern Alberta during the month of June 2005 that resulted in severe damage to the Company's and customers' facilities as well as the impact of TELUS' labour disruption in 2005 on the Company's ability to meet quality of service standards on retail and competitor services.

Local competition framework

The regulatory framework for local services competition has a number of components, the more important of which are summarized below.

Unbundling of Essential Facilities. In 1997, in an effort to foster facilities-based competition in the provision of telecommunications services the CRTC determined in Decision 97-8 that ILECs must make certain "essential or near-essential facilities" available to CLECs, at rates based on the ILEC's incremental cost plus an approved mark-up. The CRTC has defined essential facilities as facilities which are monopoly controlled, required by competitors as an input to provide services and which cannot be economically or technically duplicated by competitors (which should include central office codes, subscriber listings and certain local loops in high-cost serving areas). Initially, for a five-year period, the ILECs were required to provide certain non-essential facilities, which the CRTC deemed to be near essential, such as local loop facilities in low cost areas and transiting arrangements, at prices determined as if they were essential facilities. In Order CRTC 2001-184, the CRTC extended the period of time during which near-essential facilities in low-cost areas must be made available to competitors at mandated rates. This obligation on the part of the ILECs will continue until such time as the market for near essential loops and transiting arrangements is competitive.

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

Contribution and portable subsidies. The cost to local exchange carriers of providing the basic level of residential services in high cost serving areas (as required by the CRTC) is higher than the amounts the CRTC allows the local exchange carriers to charge for the level of service. Accordingly, the CRTC collects contribution payments from all Canadian telecommunication service providers (including voice, data and wireless service providers) that are then disbursed as portable subsidy payments to subsidize the costs of providing residential telephone services in these high-cost serving areas. The portable subsidy payments are paid based upon a total subsidy requirement calculated on a per line/per band subsidy rate. The CRTC currently determines, at a national level, the total contribution requirement necessary to pay the portable subsidies and then collects contribution payments from the Canadian telecommunication service providers, calculated as a percentage of their telecommunication service revenue. Internet, paging and terminal equipment revenues are exempt from the revenue charge. In November 2005, the CRTC finalized the contribution revenue percentage charge for 2005 at 1.03 per cent and set an interim rate for 2006 at 1.03 per cent as well (see "Management's Discussion and Analysis - Risks and risk management - Section 10 Regulatory - Price cap regulation" in TELUS' 2005 Annual Report - Financial Review).

The portable subsidy mechanism provides a portable subsidy for every residential local customer in high-cost serving areas served by an ILEC. The portable subsidy amounts for each high-cost band in the serving territories of the large ILECs are updated annually by the CRTC.

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

Building access. In June 2003, the CRTC issued Decision 2003-45, which, set out the principles for access by all local telephone companies to equipment and wiring in multi-dwelling units. The decision reduced considerably the uncertainty TELUS faced in gaining access to such buildings. From a financial perspective, the decision reduced TELUS' exposure to potentially significant increased costs of building access. In November 2003 an association representing building owners was granted leave to appeal Decision 2003-45 to the Federal Court of Appeal. However, the Federal Court dismissed this appeal in June 2004.

Pricing safeguards. On April 29, 2005, the CRTC issued Review of price floor safeguards for retail services and related issues, Decision 2005-27 and modified selected pricing safeguards for retail tariff services. The CRTC did not change the imputation test for stand alone services and maintained an imputation test based on the underlying costs of these services. The imputation test for any service or service bundle that incorporates a Category I Competitor Service was changed to include the tariffed rate for the Category I Competitor Service. The previous imputation test included the tariffed rate for only those Category I Competitor Services that were deemed essential. Category II Competitor Services continue to be included in imputation tests based on their underlying costs. The CRTC also changed the imputation test for volume and term contracts so that every per-unit rate in a rate grid must pass the imputation test. Previously, services available under volume and term contracts only had to pass the imputation test at the service level (or at the rate band level in the case of access services). There was no requirement that every rate in a volume and term rate grid had to pass the imputation test. While the new pricing safeguards are somewhat more restrictive than the previous safeguards, the CRTC in Decision 2005-27 did not abandon the basic concept of an imputation test based on underlying costs. Decision 2005-27 did not approve the radical changes to the pricing safeguards put forward by the CRTC or proposals for guaranteed margins put forward by the competitors.

Quality of Service. On March 31, 2005, the CRTC issued Finalization of quality of service rate rebate plan for competitors, Decision 2005-20 in which it finalized the quality of service rate rebate plan for competitors. The rate rebate plan sets the total potential rebate amount ("TPRA") at 5% of the revenues for services provided to a competitor in the month. The total rebate payable in a month is equal to the TPRA time the number of quality of service indicators that are missed divided by the total number of quality of service indicators active in that month. The rate rebate plan allows an ILEC to apply to the CRTC to exclude the impact of circumstances beyond the control of the company from its quality of service results on a case-by-case basis.

Promotions. On April 27, 2005, the CRTC issued Promotions of local wireline services, Decision 2005-25. The CRTC determined that promotions are a legitimate business practice that should be permitted, subject to the following competitive safeguards: promotions involving local wireline service must be equally available and promoted across one or more entire rate bands; must pass an imputation test; cannot exceed six months; cannot lock customers in beyond the promotion period; and there must be a minimum six-month period between the expiry of a promotion and a new promotion involving the same wireline service. Decision 2005-25 strikes a reasonable balance between protecting the interests of competitors and permitting the ILECs to respond to competition.

Voice over Internet Protocol ("VoIP"). On May 12, 2005, the CRTC issued Regulatory framework for voice communication services using Internet Protocol, Decision 2005-28. The CRTC determined that local VoIP services are functionally equivalent to local exchange service and that the current regulatory framework governing local competition will apply to local VoIP service providers. The CRTC determined that ILECs may only provide VoIP services in their incumbent territories in accordance with approved tariffs.

On July 28, 2005 Aliant Telecom Inc., Bell Canada, Saskatchewan
Telecommunications, Telebec, societe en commandite, and TELUS Communications Inc. petitioned the Governor in Council to intervene and eliminate the economic regulation of VoIP services. In addition, Bell Canada, Saskatchewan Telecommunications and TELUS have appealed Decision 2005-28 to the Federal Court to eliminate the application of the winback rule on VoIP services.

Regulation of long distance services

In 1992, the CRTC issued Decision 92-12 which removed most of the restrictions on resale in the Canadian public long distance voice market and established the terms and conditions for entry by service providers which own and operate their own transmission facilities. This decision also established the rules which mandate the provision of equal ease of access to services of long distance carriers, the protection of competitor confidential information, the methods for interconnection by long distance carriers and resellers to the local telephone networks of local exchange carriers and the requirement for the payment of a contribution by long distance carriers and resellers to local exchange carriers which is used to subsidize the costs of providing below-cost local telephone services. In Decision 93-17, the CRTC extended the terms and conditions for long distance competition established in Decision 92-12 to the Alberta market.

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

Regulation of wireless services

The use of radio spectrum is subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act, which is administered by Industry Canada. All of TELUS'wireless communications services depend on the use of radio frequencies.

The Minister of Industry has the authority to suspend or revoke radio spectrum licences if the licence holder has contravened the Radiocommunication Act, regulations or terms and conditions of its licence and after giving the holder of the licence a reasonable opportunity to make representations. Licence revocation is rare; licences are usually renewed upon expiration (see "Management's Discussion and Analysis - Risks and risk management - Section 10 Regulatory - "Radiocommunications licences regulated by Industry Canada" and "Foreign ownership restrictions" in TELUS' 2005 Annual Report - Financial Review).

Radiocommunications spectrum licences

TELUS holds radiocommunication spectrum licences and authorizations for a variety of wireless services and applications, both mobile and fixed. TELUS holds significant 1.9 GHz PCS spectrum throughout Canada, is the leading holder of 800 MHz SMR/ESMR spectrum in all of the major Canadian markets, and holds 25 MHz of cellular 800 MHz spectrum in Alberta, B.C. and eastern Quebec. In addition, TELUS holds various radio spectrum licences for paging services, analogue two-way radio services, and legacy mobile-telephone and other miscellaneous wireless services.

PCS/cellular. Including the acquisition of TELUS Quebec, but before the 2001 PCS spectrum auction and the acquisition of Clearnet Communications, TELUS held authorizations for 10 MHz of 1.9 GHz PCS spectrum and 25 MHz of cellular spectrum in Alberta, B.C. and eastern Quebec. With the acquisition of Clearnet, TELUS acquired an additional 30 MHz national PCS licence, but was required to return 20 MHz of PCS spectrum in Alberta, B.C. and the TELUS Quebec territory to Industry Canada to comply with Industry Canada's spectrum cap limitation, which limitation has since been removed. In the PCS spectrum auction held in early 2001, TELUS obtained 10 MHz of additional PCS spectrum in the Industry Canada defined tier 2 licence areas of Nova Scotia and Prince Edward Island, southern Quebec, eastern Ontario, southern Ontario and Manitoba (see "Management's Discussion and Analysis - Risks and risk management - Section
10.3 Regulatory - Foreign ownership restrictions" in TELUS' 2005 Annual Report
- Financial Review).

SMR/ESMR. TELUS offers its unique digital Mike ESMR service in all major Canadian markets using 800 MHz SMR/ESMR spectrum. TELUS holds varying amounts of SMR/ESMR spectrum in different areas of Canada, but has in excess of 10 MHz of ESMR spectrum available to it in each of the major Canadian market areas.

Other. TELUS provides one-way messaging service (alpha-numeric and numeric paging) regionally and nationally with spectrum in the 150 and 931 MHz range in Alberta, B.C., the TELUS Quebec region of the province of Quebec and via roaming arrangements. TELUS currently operates a variety of other two-way radio services across the country in various spectrum bands. TELUS also operates the Autotel mobile telephone service in B.C. in the 150 MHz band and a number of microwave transmission links.

Licence terms and renewals. Currently, spectrum licences in Canada for PCS and cellular spectrum will expire in 2011 and 2013 (see "Management's Discussion and Analysis - Risk and Uncertainties - Section 10.3 Regulatory - Radiocommunications licences regulated by Industry Canada" and "Foreign Ownership Restrictions" in TELUS' 2005 Annual Report - Financial Review). The spectrum licences for the auctioned 24/38 GHz and PCS spectrum have a ten-year term from the date of issuance. Most other radiocommunications spectrum licences are renewed annually (see "Management's Discussion and Analysis - Risks and risk management - Section 10.3 Regulatory - Radiocommunication licences regulated by Industry Canada" in TELUS' 2005 Annual Report - Financial Review).

Wireless Number Portability. Wireless number portability enables consumers to retain their telephone number when switching between wireless service providers and when switching between wireline and wireless service. On December 20, 2005, the CRTC issued Decision 2005-72 directing Bell Mobility, Rogers Wireless Inc. and the wireless division of TELUS to implement wireless number portability in British Columbia, Alberta, Ontario and Quebec where LEC-to-LEC local number portability is currently in place by March 14, 2007. In other areas and for other wireless carriers, wireless number portability (where LEC-to-LEC local number portability is currently in place) for porting-out must be implemented by March 14, 2007 and for porting-in must be implemented by September 12, 2007.

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

COMPETITION

TELUS expects continued strong competition in the wireline and wireless businesses within both its ILEC and non-ILEC territories. The following is a summary of the competitive environment in each of TELUS' principal markets and geographic areas:

Wireline segment

TELUS companies have always experienced competition for data services, while the long distance and local access voice services have faced competition since 1993 and 1998 respectively.

TELUS' wireline competitive environment is split into two regions, ILEC and Non-ILEC, based on its treatment under CRTC rules. TELUS is an ILEC in Alberta, B.C. and parts of Quebec, while it operates as a CLEC in the rest of Canada. Where it competes as a CLEC, TELUS has significantly more freedom from regulation than in the regions where it competes as the ILEC. As such its competitive position differs greatly between the geographies. Generally TELUS has higher market share in areas where it is the ILEC however that has been changing over time.

Within TELUS' ILEC territories a number of competitors offer voice and data service through a combination of their own facilities and unbundled network elements provided by TELUS. The primary competitors are: BCE, Shaw Communications, Allstream (a subsidiary of Manitoba Telecom Services Inc), Rogers Telecom (formerly Sprint Canada), and Primus Telecommunications Canada. Certain of these competitors have built extensive local fibre optic networks in TELUS' ILEC service territories. All of these competitors are increasingly integrating or bundling voice and data services in order to provide both discounted and more extensive service offerings to customers.

TELUS is an Internet service provider in Alberta, B.C., and in parts of Ontario and Quebec. In the residential sector and, to a lesser extent, the business sector, cable-TV companies are also providing high-speed Internet access and represent significant competition to the ILECs. Shaw Communications is the primary competitor with TELUS in the provisioning of high-speed Internet services to consumers in Alberta and B.C. ILEC regions; in Quebec ILEC regions the primary competitor is Cogeco.

In recent years a number of new Internet based competitors have entered the market for local and long distance voice services in TELUS' ILEC and non-ILEC regions. These competitors utilize voice over Internet protocol ("VoIP") technology to offer customers phone service over existing Internet connections. In the past year, non-facilities based VoIP service providers (such as Vonage and Skype) have had some success, however the cable companies including Shaw Communications, Rogers, Videotron and Cogeco, are expected to be the more capable competitors in this space having already captured more than 200,000 VoIP service subscribers in 2005. At present VoIP competitors are largely free from regulatory burden, offering them significant flexibility in competing against ILECs such as TELUS. Competition from VoIP competitors is expected to intensify in 2006 and in coming years.

TELUS also faces competition from companies without wireline networks. Wireless service providers offer rate plans and services that are intended to compete directly with ILEC local services. Resellers of primary local exchange services and smaller competitors in niches such as dial-around plans and calling card services have been in operation in Alberta and B.C. for several years and also present competition to TELUS' ILEC operations.

In its non-ILEC territories, TELUS' major competitors for wireline voice and data services are the incumbent carriers. In most cases these competitors are subsidiaries or affiliates of BCE Inc. The other primary competitors are Allstream and Rogers Telecom with increasing competition beginning to emerge from cable companies and municipal hydro company owned telecommunications providers.

For higher bandwidth and other data services to businesses nationally, systems integrators such as IBM Canada and EDS also represent a competitive threat as they compete with TELUS not only in IT services but also in the provision of data and voice network management and network integration services.


Wireless segment

TELUS offers wireless voice and data services to consumers and businesses nationally on both the ESMR (branded Mike) and the PCS/cellular networks and competes in both the prepaid and postpaid markets.

The primary competitors with TELUS are Bell Mobility and Rogers Wireless, both of which have national networks, a broad offering of wireless voice and data services for consumers and businesses, and a large existing customer base.
In April 2005, Virgin Mobile began offering services across Canada. Virgin Mobile is a Mobile Virtual Network Operator ("MVNO") which is owned in part by Bell Mobility and utilizes the Bell Mobility network for the provisioning of services. Its strategy is to focus on simple prepaid products and services at discounted prices by targeting the youth segment. In addition, both Bell Mobility and Rogers Communications are supporting other MVNO partnerships with cable companies and other resellers.

TELUS also competes with numerous national, regional and local-paging companies for paging customers in Alberta, B.C., and eastern Quebec. TELUS offers a number of wireless Internet offerings using the networks noted above as well as wireless LAN services such as WiFi (802.11) in so-called "hotspots" and other areas utilizing unlicensed spectrum. In offering wireless Internet and LAN access service, TELUS competes, to a limited extent, with wireline business Internet access providers. It also competes with major equipment manufacturers for private radio engineered systems.


Other emerging competitive services

Over the longer term there are a number of factors that are expected to increase competition in the communications industry. Of note is the competitive escalation resulting from the continuing convergence of cable-TV, satellite, computer, wireline and wireless technologies. In November 2005, TELUS commercially launched TELUS TV within select neighbourhoods in the Edmonton and Calgary markets and there are plans underway to launch it in other major centres within its ILEC territories. In this segment, TELUS competes with established video providers such as Shaw Communications, with direct broadcast satellite companies, Bell ExpressVu and Star Choice and expects to compete with Cogeco as well.

Competition is also intense in other areas as TELUS continues its growth into emerging markets such as Web hosting and application services and human resource (HR) process outsourcing.

DIVIDENDS DECLARED

The dividends per Common Share and Non-Voting Share declared with respect to each quarter by TELUS, during the three-year period ended December 31, 2005, are shown below.

Quarter ended (1)                  2005     2004      2003
                                  -------------------------
March 31                           $0.20    $0.15     $0.15
June 30                            $0.20    $0.15     $0.15
September 30                       $0.20    $0.15     $0.15
December 31                       $0.275    $0.20     $0.15

(1) Paid on the first business day of the next month.


TELUS' Board of Directors reviews its dividend rate quarterly. On November 10, 2005, TELUS announced that it was increasing its dividend to $0.275 per share on the issued and outstanding Common and Non-Voting Shares. This 37.5% increase was consistent with the Company's forward-looking dividend payout ratio guideline of 45 to 55% of sustainable net earnings first set in October 2004. TELUS' quarterly dividend rate will depend on an ongoing assessment of free cash flow generation and financial indicators including leverage, dividend yield and payout ratio.

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

In 2005, with the requisite shareholder approval, the Articles of TELUS were amended to remove cumulative voting for directors and replace it with a provision permitting holders of common shares to vote by a separate resolution for each director rather than a slate.

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

If all of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act are changed so that there is no restriction on any non-Canadians holding Common Shares, holders of Non-Voting Shares will have the right to convert all or part of their Non-Voting Shares into Common Shares on a one for one basis, and TELUS will have the right to require holders of Non-Voting Shares who do not make such an election to convert such shares into an equivalent number of Common Shares.

TELUS will provide notice to each holder of Common Shares before a general meeting of members at which holders of Non-Voting Shares will be entitled to vote as a class. In such event, holders of Common Shares will have the right to convert all or part or their Common Shares into Non-Voting Shares on a one for one basis provided and to the extent that TELUS and its subsidiaries remain in compliance with the foreign ownership provisions of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act.

The Common Shares are subject to constraints on transfer to ensure TELUS' ongoing compliance with the foreign ownership provisions of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act. As well, holders of Common Shares will have the right, if approved by the Board of Directors of TELUS, to convert Common Shares into Non-Voting Shares in order that TELUS be in compliance with the foreign ownership provisions of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act.

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

TELUS Rights Plan

TELUS adopted a shareholder rights plan (the "Rights Plan") in March 2000 and issued one right (a "Series A Right") in respect of each Common Share outstanding as at such date and issued one right (a "Series B Right") in respect of each Non-Voting Share outstanding as of such date. The Rights Plan has a term of 10 years subject to shareholder confirmation every three years. The Rights Plan was amended and confirmed as amended by the shareholders first in 2003 and then in 2005 and as currently stated will again require confirmation in 2008. Each Series B Right, other than those held by an Acquiring Person (as defined in the Rights Plan) and certain of its related parties, entitles the holder in certain circumstances following the acquisition by an Acquiring Person of 20 per cent or more of the voting shares of TELUS (otherwise than through the "Permitted Bid" requirements of the Rights Plan) to purchase from TELUS $320 worth of Non-Voting Shares for $160 (i.e., at a 50 per cent discount).

RATINGS

Ratings information contained in Management's Discussion and Analysis --
Section 7.7 Credit Ratings in TELUS' 2005 Annual Report -Financial Review is hereby incorporated by reference. Management's Discussion and Analysis is available at www.sedar.com. Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.


A description of the rating categories applied to TELUS as at December 31, 2005 from each agency is below. The outlook or trend for TELUS from all agencies is stable.



--------------------------------------------------------------------------------------------------
Institution   Rating                                        Outlook
--------------------------------------------------------------------------------------------------
              BBB" ratings indicate that there is           An Outlook indicates the direction
Fiich         currently expectations of low                 a rating is likely to move over a
              credit risk. The capacity for                 one to two-year period. Outlooks
              payment of financial commitments is           may be positive, stable or
              considered adequate but adverse               negative. A positive or negative
              changes in circumstances and                  Rating Outlook does not imply a
              economic conditions are more likely           rating change is inevitable.
              to impair this capacity. This is              Similarly, ratings for which
              the lowest investment grade                   outlooks are 'stable' could be
              category. The modifiers "+" or "-"            upgraded or downgraded before an
              may be appended to ratings "AA" to            outlook moves to positive or
              "CCC" to denote relative status               negative if circumstances warrant
              within major rating categories.               such an action.
--------------------------------------------------------------------------------------------------
              Long-term debt rated "A" is of                Each DBRS rating category is
DBRS          satisfactory credit quality.                  appended with one of three rating
              Protection of interest and                    trends - "Positive", "Stable", or
              principal is still substantial, but           "Negative". The rating trend helps
              the degree of strength is less than           to give the investor an
              that of AA rated entities. While              understanding of DBRS's opinion
              "A" is a respectable rating,                  regarding the outlook for the
              entities in this category are                 rating in question. However, the
              considered to be more susceptible             investor must not assume that a
              to adverse economic conditions and            positive or negative trend
              have greater cyclical tendencies              necessarily indicates that a rating
              than higher-rated securities.                 change is imminent.
              Long-term debt rated "BBB" is of
              adequate credit quality. Protection
              of interest and principal is
              considered acceptable, but the
              entity is fairly susceptible to
              adverse changes in financial and
              economic conditions, or there may
              be other adverse conditions present
              which reduce the strength of the
              entity and its rated securities.
              The ratings from "AA" to "C" are
              denoted by the subcategories "high"
              and "low". The absence of either a
              "high" or "low" designation indicates
              the rating is in the "middle" of the
              category.
--------------------------------------------------------------------------------------------------
              An obligation rated 'BBB' exhibits            Rating outlooks assess the
S&P           adequate protection parameters.               potential direction of a rating,
              However, adverse economic                     typically over a six-month to
              conditions or changing                        two-year period. An outlook does
              circumstances are more likely to              not necessarily precede a rating
              lead to a weakened capacity of the            change or CreditWatch placement.
              obligor to meet its financial                 Outlooks may be positive, negative,
              commitment on the obligation. The             stable, or developing and they
              ratings from 'AA' to 'CCC' may be             accompany all long-term credit
              modified by the addition of a plus            ratings except those on
              or minus sign to show relative                CreditWatch.
              standing within the major rating
              categories.
--------------------------------------------------------------------------------------------------
              Issuers rated "Baa" are subject to            A Moody's rating outlook is an
Moody's       moderate credit risk. They are                opinion regarding the likely
              considered medium-grade and as such           direction of a rating over the
              may possess certain speculative               medium term. Where assigned, rating
              characteristics. Moody's appends              outlooks fall into the following
              numerical modifiers 1, 2, and 3 to            four categories: Positive (POS),
              each generic rating classification            Negative (NEG), Stable (STA), and
              from 'Aa' through 'Caa'. The                  Developing (DEV -- contingent upon
              modifier 1 indicates that the                 an event).
              obligation ranks in the higher end
              of its generic rating category; the
              modifier 2 indicates a mid-range
              ranking; and the modifier 3
              indicates a ranking in the lower
              end of that generic rating
              category.
--------------------------------------------------------------------------------------------------

See also "Material Contracts" on page 46 of this annual information form for more information.

DIRECTORS AND OFFICERS

Directors

The names, municipalities of residence, principal occupations of the directors of TELUS and the date the person became a director of TELUS are as set out below. Currently, there are 12 directors on the TELUS Board.

Directors of TELUS
Name and municipality of             Director
residence                             since (1)       Principal occupation
--------------------------------   ------------   ----------------------------
R.H. (Dick) Auchinleck(3)(4)          2003        Corporate Director
Calgary, Alberta

A. Charles Baillie(2)                 2003        Corporate Director
Toronto, Ontario

Micheline Bouchard(2)                 2004        President and Chief Executive
Montreal, Quebec                                  Officer, ART Advanced
                                                  Research Technologies
                                                  (biomedical company)

R. John Butler  (4) (5-Chair)         1995        Counsel, Bryan & Company
Edmonton, Alberta                                 (law firm)

Brian A. Canfield (5)                 1993        Chair,TELUS Corporation

Point Roberts, Washington
Pierre Ducros(2)                      2005        President of P. Ducros &
Montreal, Quebec                                  Associes Inc.(investment and
                                                  administration firm)

Darren Entwistle                      2000        President and Chief Executive
Vancouver, B.C.                                   Officer, TELUS Corporation

Ruston E.T. Goepel(2)                 2004        Senior Vice President,Raymond
Vancouver, B.C.                                   James Financial Ltd.
                                                  (investment firm)

John S. Lacey (3-Chair) (4)           2000        Chairman, Alderwoods Group,
Toronto, Ontario                                  Inc.(funeral home operator)

Brian F. MacNeill (2 - Chair)         2001        Chairman, Petro Canada
Calgary, Alberta                                  (oil and gas company)

Ronald P. Triffo (4 - Chair) (5)      1995        Chairman, Stantec Inc.
Edmonton, Alberta                                 (engineering company)

Donald Woodley (3) (5)                1998        CEO and President,
Orangeville, Ontario                              GENNUM Corporation
                                                  (technology company)
-------------------------------------------------------------------------------
(1)	TELUS or its predecessors
(2)	Member of Audit Committee
(3)	Member of Human Resources and Compensation Committee
(4)	Member of Corporate Governance Committee
(5)	Member of Pension Committee
-------------------------------------------------------------------------------

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

Officers

The name, municipality of residence and present and principal occupations of each of the officers of TELUS, as of March 1, 2006, are as follows:

Officers of TELUS
Name and municipality of residence        Position held with TELUS
-------------------------------------------------------------------------------

Brian A. Canfield                     Chair,
Point Roberts, Washington             TELUS Corporation

Darren Entwistle                      President and Chief Executive Officer,
Vancouver, B.C.                       TELUS Corporation

Robert S. Gardner                     Senior Vice President and Treasurer
Vancouver, B.C.

Joseph R. Grech                       Executive Vice President,
Vancouver, B.C.                       TELUS Network Operations

Audrey T. Ho                          Vice President, Legal Services,
Vancouver, B.C.                       General Counsel and Corporate Secretary

Robert G. McFarlane                   Executive Vice President
Vancouver, B.C.                       and Chief Financial Officer

Joe M. Natale                         Executive Vice President and President,
Toronto, Ontario                      Business Solutions

Karen Radford                         Executive Vice President and President,
Montreal, Quebec                      Partner Solutions and TELUS Quebec

Kevin A. Salvadori                    Executive Vice President,
Vancouver, B.C.                       Business Transformation and
                                      Chief Information Officer

Judy A. Shuttleworth                  Executive Vice President,
Surrey, B.C.                          Human Resources

Eros Spadotto                         Executive Vice President,
Toronto, Ontario                      Technology Strategy

John Watson                           Executive Vice President and President,
Toronto, Ontario                      Consumer Solutions

Janet S. Yale                         Executive Vice President,
Ottawa, Ontario                       Corporate Affairs



All of the officers above have been engaged for the past five years in the specified present principal occupations with TELUS, its subsidiaries, affiliates or predecessors thereof, except as described as follows: Joseph R. Grech held various executive positions with Cable & Wireless plc., the last of which was the President, Global Carrier Services of Cable & Wireless plc., from October 1999 to June 2000 at which time he joined TELUS as Executive Vice President and President, Partner Solutions. He remained in that role until July 2004 until his responsibilities changed and he became Executive Vice President, Technology & Operations. He held that position until November 2005 at which point he assumed his current position; Janet Yale was President and Chief Executive Officer of the Canadian Cable Television Association from 1999 until she joined TELUS in 2003 as Executive Vice President, Government and Regulatory Affairs. In 2004, she became Executive Vice President, Legal, Government and Regulatory Affairs and in May 2005, she became Executive Vice President, Corporate Affairs; Karen Radford was VP, Technology and Operations from 2000 to 2004 when she was promoted to her current position; Eros Spadotto was Executive Vice President & Chief Technology Officer of TELUS Mobility from May 2000 to November 2005 when he was promoted to his current position; John Watson was Executive Vice President, Client Operations with TELUS Mobility from 2000 to April 2005 when he was promoted to Executive Vice President and President, Consumer Solutions: Robert Gardner was Director, Treasury from 2001 to 2002 and Vice President and Treasurer from 2003 to November 2005 when he was promoted to Senior Vice President and Treasurer; and Audrey Ho was Associate General Counsel from 2000 to 2002 when she became Vice President, Legal Services. She assumed the role of General Counsel in 2003 and Corporate Secretary in May 2004.

TELUS shares held by directors and officers

As at March 1, 2006, the directors and executive officers of TELUS, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 131,163 Common Shares, which represented approximately 0.07 per cent of the outstanding Common Shares and 886,959 Non-Voting Shares, which represented approximately 0.53 per cent of the outstanding Non-Voting Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed, for the ten years ended December 31, 2005, TELUS is not aware that any current director or officer of TELUS had been a director or officer of another issuer which, while that person was acting in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromises with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. In December 1998, J.S. Lacey was asked by a group of shareholders to lead the Loewen restructuring, as Chairman of the Board, a position he held at the time of Loewen's filing under Chapter 11 of the U.S. Bankruptcy Code and the Companies' Creditors Arrangement Act (Canada).

For the ten years ended December 31, 2005, TELUS is not aware that any current director or officer of TELUS had been a director or officer of another issuer which, while that person was acting in that capacity, was the subject of a cease trade or similar order or was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, of the company being the subject of a cease trade or similar order that denied the company relevant access to any exemption under securities legislation for a period of more than 30 consecutive days.

MARKET FOR SECURITIES

TELUS Common Shares and Non-Voting Shares are listed on the Toronto Stock Exchange ("TSX") under "T" and "T.NV" respectively and the TELUS Non-Voting Shares are listed on the New York Stock Exchange under "TU". Beginning May 13, 2006, TELUS' Non-Voting Shares will trade on the TSX under the symbol "T.A". TELUS 6.75% unsecured subordinate redeemable convertible debentures traded on the Toronto Stock Exchange under "T.DB" until the Company redeemed them on June 16, 2005. Monthly share prices and volumes for 2005 are listed below:

TSX - Common and Non-Voting
-------------------------------------------------------------------------------
Month                 Common                          Non-Voting
               High($)   Low($)    Volume         High($)   Low($)   Volume
-------------------------------------------------------------------------------
January        37.07     35.13     15,362,152     35.94     33.65    11,263,372
-------------------------------------------------------------------------------
February       38.98     35.16     17,058,090     37.08     33.79    13,844,975
-------------------------------------------------------------------------------
March          40.00     37.72     20,051,663     38.96     36.41    17,837,786
-------------------------------------------------------------------------------
April          39.17     36.61     12,232,534     37.85     35.40     9,795,864
-------------------------------------------------------------------------------
May            42.40     37.65     17,603,078     40.65     36.35    12,932,283
-------------------------------------------------------------------------------
June           45.08     41.21     14,030,497     43.38     39.75    10,198,448
-------------------------------------------------------------------------------
July           44.74     41.75     12,493,240     43.58     40.45     7,675,894
-------------------------------------------------------------------------------
August         46.55     43.65     12,071,177     45.00     42.47     8,732,157
-------------------------------------------------------------------------------
September      49.99     44.90     13,624,241     48.84     43.55     9,912,221
-------------------------------------------------------------------------------
October        48.88     44.55     12,663,702     47.50     43.36    11,701,812
-------------------------------------------------------------------------------
November       48.95     44.41     17,092,016     47.20     43.17    12,805,052
-------------------------------------------------------------------------------
December       48.70     43.67     14,794,915     47.63     42.51    11,021,603
-------------------------------------------------------------------------------

NYSE - Non-Voting
-------------------------------------------------------------------------------
Month	                  High ($)	          Low ($)	     Volume
-------------------------------------------------------------------------------
January	                  29.36	                  27.59	               781,200
-------------------------------------------------------------------------------
February	          29.98	                  27.15  	     1,004,000
-------------------------------------------------------------------------------
March                     32.30                   29.91              2,469,500
-------------------------------------------------------------------------------
April                     31.06                   28.47              2,275,700
-------------------------------------------------------------------------------
May                       32.69                   29.00              1,970,700
-------------------------------------------------------------------------------
June                      35.20                   31.91              1,954,600
-------------------------------------------------------------------------------
July                      35.47                   33.27              1,577,500
-------------------------------------------------------------------------------
August                    37.54                   34.86              1,801,600
-------------------------------------------------------------------------------
September                 41.46                   36.85              1,693,600
-------------------------------------------------------------------------------
October                   40.78                   36.57              2,178,300
-------------------------------------------------------------------------------
November                  39.60                   36.33              1,815,300
-------------------------------------------------------------------------------
December                  40.90                   36.77              2,641,800
-------------------------------------------------------------------------------

TSX - 6.75% unsecured subordinate redeemable convertible debentures
-------------------------------------------------------------------------------
Month                    High ($)           Low ($)           Volume
-------------------------------------------------------------------------------
January                  110.00             106.60             28,271
-------------------------------------------------------------------------------
February                 110.00             100.25             77,020
-------------------------------------------------------------------------------
March                    103.80             101.25             78,470
-------------------------------------------------------------------------------
April                    103.00             100.51             86,855
-------------------------------------------------------------------------------
May                      102.69             100.25            412,195
-------------------------------------------------------------------------------
June                     108.00             100.00            473,583
-------------------------------------------------------------------------------


In October 2005, the Company also announced the early redemption of its C$1,578,000,000 7.50%, Series CA, Notes due June 1, 2006. This redemption was completed on December 1, 2005. The redemption price and amount per C$1,000 principal amount for these notes is set out below:

------------------------------------------------------------------------------
Redemption Price                           C$1,018.130
------------------------------------------------------------------------------
Accrued and unpaid interest:                  C$37.500
------------------------------------------------------------------------------
Total Redemption Amount:                   C$1,055.630
------------------------------------------------------------------------------

INTERESTS OF EXPERTS

Deloitte & Touche LLP has audited the Consolidated financial statements of the Company for the years ended December 31, 2005 and 2004, and that are included in the Company's Annual Report filed under National Instrument 51-102 Continuous Disclosure (portions of which are incorporated by reference into this AIF).

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

The current members of the Audit Committee are Brian F. MacNeill (Chair), A. Charles Baillie, Micheline Bouchard, Ruston Goepel and Pierre Y. Ducros. Each member of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 "Audit Committees" and the Board has determined that Brian MacNeill is an audit committee financial expert and has accounting or related financial management expertise. The following lists the relevant education and experience of the members of TELUS' Audit Committee that is relevant to his or her role on the committee.

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

Pierre Y. Ducros obtained a Bachelor of Arts Degree from the Universite de Paris at College Stanislas in Montreal and a Bachelor of Engineering (Communications) degree from McGill University. Mr. Ducros was President and CEO of DMR Consulting Group, Inc. (Canada), an information technology services company, which he co-founded in 1973. Mr. Ducros has also held various management positions at IBM Canada Limited and serves on the board of a number of other public companies.

Ruston E.T. Goepel holds a Bachelor of Commerce from the University of British Columbia and has over 35 years of experience in the investment industry. He is currently Senior Vice President with Raymond James Financial Ltd. Mr. Goepel is a director of several public companies, and currently serves as a member of the audit committee of Amerigo Resources Ltd.

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

The following table is a summary of billing by Deloitte & Touche, LLP, as external auditors of TELUS, during the period from January 1, 2005 to December 31, 2005:

-------------------------------------------------------------------------------
                        Deloitte & Touche         Total             %
Type of work                                      Fees
-------------------------------------------------------------------------------
Audit fees               $2,237,606               $2,237,606         90.7
Audit-related fees          195,584                 $195,584          7.9
Tax fees                     33,180                  $33,180          1.4
All other fee                   --                       --            --
-------------------------------------------------------------------------------
Total                    $2,466,760               $2,466,760        100.0
===============================================================================

The following table is a summary of billing by Deloitte & Touche, LLP, as external auditors of TELUS, during the period from January 1, 2004 to December 31, 2004:

-------------------------------------------------------------------------------
Type of work           Deloitte & Touche          Total             %
                                                  Fees
-------------------------------------------------------------------------------
Audit fees               $2,102,260               $2,102,260         79.5
Audit-related fees          313,32                  $313,325         11.8
Tax fees                    231,278                 $231,278          8.7
All other fees                   --                       --          --
-------------------------------------------------------------------------------
Total                    $2,646,863                 $2,646,863      100.0
===============================================================================

(1) Fees to Deloitte Consulting were paid pursuant to contracts entered into before Deloitte and Touche LLP became the auditors of the Company in 2002, and were for systems integration services.

MATERIAL CONTRACTS

On July 19, 2002, TCI entered into a Purchase and Servicing Agreement with an arm's-length securitization receivables trust which enables TCI to sell an interest in certain of its receivables up to a maximum of $650 million. This revolving period securitization has an initial term ending July 18, 2007. TCI is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service ("DBRS"), or the purchaser may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of February 24, 2006. The proceeds of securitized receivables were $500 million at December 31, 2005, as compared with $150 million a year earlier. Section 7.6 - Accounts receivable sale of Management's discussion and analysis in TELUS' 2005 Annual Report - Financial Review and Note 10 to the audited Consolidated financial statements of TELUS for the year ended
December 31, 2005 are hereby incorporated by reference.

On November 30, 2004, Verizon and the Company entered into an agreement pursuant to which the independent members of the Board of Directors of the Company agreed to accommodate Verizon's desire to divest all of its equity interest in the Company. See page 6 of this annual information form for further details.

TRANSFER AGENTS AND REGISTRARS

The Company's transfer agent and registrar is Computershare Trust Company of Canada. Computershare maintains the Company's registers at 600, 530 - 8th Avenue SW, Calgary, Alberta T2P 3S8.

ADDITIONAL INFORMATION

Additional information, relating to TELUS may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional information regarding directors' and officers' remuneration, indebtedness and options to purchase securities, is contained in the TELUS information circular dated March 15, 2006 for the annual general meeting to be held on May 3, 2006. Additional financial information, including supplementary quarterly financial data and the audited Consolidated financial statements of TELUS for the year ended December 31, 2005, are set out in the 2005 Annual Report - Financial Review. All of the above information can also be found at telus.com.


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

2.3 Notwithstanding section 2.2 above, the Committee will, as a regular feature of each regularly scheduled meeting, hold an in-camera session with the external auditors and separately with the internal auditors, without management or management directors present. The Committee may, however, hold other in-camera sessions with such members of management present, as the Committee deems appropriate.

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

  b) the interim and annual management's discussion and analysis of financial condition and results of operations ("MD&A") of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

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


_______________________________________________________________________________


Exhibit 4: Audited Consolidated Financial Statements as at and for the year ended December 31, 2005 and Management's Discussion and Analysis

                  _______________________________________________

                               TELUS CORPORATION

                       CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 2005

                  _______________________________________________


MANAGEMENT'S REPORT


Management's responsibility for the financial statements

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


Management's responsibility for the financial reporting process that produces the financial statements

     Internal controls: The Company maintains a system of internal controls that provides management with reasonable assurance that assets are safeguarded and that reliable financial records are maintained. This system includes written policies and procedures, an organizational structure that segregates duties and a comprehensive program of periodic audits by the internal auditors. The Company has also instituted policies and guidelines that require TELUS team members (including Board members and Company employees) to maintain the highest ethical standards, and has established mechanisms for the reporting to the Audit Committee of perceived accounting and ethics policy complaints. In addition, the Chief Compliance Officer, appointed in 2003, works to ensure the Company has appropriate policies, controls and measurements in place to ensure compliance with all legal and regulatory requirements. Annually, the Company conducts an extensive risk assessment process, which includes interviews with senior management, a web-enabled risk and control assessment survey distributed to a large sample of employees, and input from the Company's strategic planning activities. (During 2005, certain aspects of the risk assessment process were modified due to the labour disruption that occurred during the second half of the year.) Results of this process influence the development of the internal audit program. Key enterprise-wide risks are assigned to executive owners for the development and implementation of appropriate risk mitigation plans. During 2002, the Company implemented a Sarbanes-Oxley certification enablement process, which, among other things, cascades informative certifications from the key stakeholders within the financial reporting process, which are reviewed by the Chief Executive Officer and the Chief Financial Officer as part of their due diligence process. In 2004, the process was enhanced to comply with new Canadian securities regulations, which went into effect in the first quarter of 2004. There were no changes in the Company's internal controls over financial reporting that occurred during the year ended December 31, 2005, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company believes that its efforts will allow it to comply with Section 404 of the Sarbanes-Oxley Act for fiscal year 2006.

     Disclosure controls and procedures: The Company has a formal Policy on Corporate Disclosure and Confidentiality of Information, which sets out policies and practices including the mandate of the Disclosure Committee; the Policy was approved by the Board of Directors, and put into effect, in 2003.

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures as at the end of December 31, 2005. They have concluded that the Company's disclosure controls and procedures were effective, at a reasonable assurance level, to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the management's discussion and analysis and the consolidated financial statements contained in this report were being prepared.

     Certification: TELUS' Chief Executive Officer and Chief Financial Officer expect to certify TELUS' annual filing with the United States' Securities and Exchange Commission on Form 40-F as required by the United States
Sarbanes-Oxley Act. TELUS also expects the Chief Executive Officer and Chief Financial Officer to certify its annual filings, including its Annual Information Form, that are filed with Canadian securities regulatory authorities.

The role of the Board of Directors and its Audit Committee

The Board of Directors has reviewed and approved these consolidated financial statements. To assist the Board in meeting its oversight responsibilities, it has appointed an Audit Committee, which is comprised entirely of independent directors. All the members of the committee are financially literate and the Chair of the committee is an audit committee financial expert as defined in accordance with applicable securities laws. The committee oversees the Company's accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and timeliness of filings with regulatory authorities, the independence and performance of the Company's external and internal auditors, the management of the Company's risks, its creditworthiness, treasury plans and financial policy, and its whistleblower and accounting and ethics complaint procedures. The Audit Committee meets no less than quarterly and, as a standard feature of regularly scheduled meetings, holds an in-camera session with the external auditors and separately with the internal auditors without other management, including



MANAGEMENT'S REPORT


management directors, present. It oversees the work of the external auditors and approves the annual audit plan. It also receives reports on the external auditor's internal quality control procedures and independence. Furthermore, the Audit Committee reviews: the Company's major accounting policies, including alternatives and potential key management estimates and judgements; the Company's financial policies and compliance with such policies; the evaluation by either the internal or external auditors of management's internal control systems; and the evaluation by management of the adequacy and effectiveness in the design and operation of the Company's disclosure controls and internal controls for financial reporting. The Audit Committee also considers reports on the Company's business continuity and disaster recovery plans; reports on financial risk management including derivative exposure and policies; tax planning, environmental, health and safety risk management and management's approach for safeguarding corporate assets; and regularly reviews key capital expenditures. The Audit Committee pre-approves all audit, audit-related and non-audit services provided to the Company by the external auditors and its affiliates. The Audit Committee's terms of reference are available, on request, to shareholders and are available at telus.com/governance.

                                                   /S/ Robert G. McFarlane
                                                   _______________________
                                                       Robert G. McFarlane
                                                   Executive Vice-President
                                                   and Chief Financial Officer


AUDITORS' REPORT

To the Shareholders of TELUS Corporation


We have audited the consolidated balance sheets of TELUS Corporation as at December 31, 2005 and 2004 and the consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

                                                  /S/ Deloitte & Touche LLP
                                                  ________________________
                                                  Deloitte & Touche LLP
                                                  Chartered Accountants
                                                  Vancouver, B.C.
                                                  February 14, 2006



CONSOLIDATED STATEMENTS OF INCOME


Years ended December 31 (millions except per share amounts)                              2005               2004
---------------------------------------------------------------------------------------------------------------------

OPERATING REVENUES                                                                  $    8,142.7       $    7,581.2
---------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
   Operations                                                                            4,793.5            4,438.0
   Restructuring and workforce reduction costs (Note 5)                                     53.9               52.6
   Depreciation                                                                          1,342.6            1,307.8
   Amortization of intangible assets                                                       281.1              335.3
---------------------------------------------------------------------------------------------------------------------
                                                                                         6,471.1            6,133.7
---------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                                         1,671.6            1,447.5
   Other expense, net                                                                       18.4                8.7
   Financing costs (Note 6)                                                                623.1              613.3
---------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST                                  1,030.1              825.5
   Income taxes (Note 7)                                                                   322.0              255.1
   Non-controlling interests                                                                 7.8                4.6
---------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                                 700.3              565.8
   Preference and preferred share dividends                                                   --                1.8
---------------------------------------------------------------------------------------------------------------------
COMMON SHARE AND NON-VOTING SHARE INCOME                                            $      700.3       $      564.0
=====================================================================================================================
INCOME PER COMMON SHARE AND NON-VOTING SHARE (Note 8)
     - Basic                                                                        $       1.96       $       1.58
     - Diluted                                                                      $       1.94       $       1.57
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE                            $       0.875      $       0.65
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
     - Basic                                                                               357.1              355.3
     - Diluted                                                                             361.0              357.6

The accompanying notes are an integral part of these consolidated financial statements


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended December 31 (millions)                                                        2005           2004
------------------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF PERIOD                                                       $    1,008.1     $   741.7
Transitional amount for share-based compensation arising from share options                    --         (25.1)
------------------------------------------------------------------------------------------------------------------
Adjusted opening balance                                                                  1,008.1         716.6
Net income                                                                                  700.3         565.8
------------------------------------------------------------------------------------------------------------------
                                                                                          1,708.4       1,282.4
Less:  Common Share and Non-Voting Share dividends paid, or payable, in cash                312.2         204.7
       Common Share and Non-Voting Share dividends reinvested, or to be
         reinvested, in shares issued from Treasury                                            --          26.9
       Purchase of Common Shares and Non-Voting Shares in excess of stated capital
         (Note 15(g))                                                                       541.1          38.6
       Warrant proceeds used in determining intrinsic value of warrants in excess
         of amounts ultimately received (Note 15(c))                                          2.0            --
       Purchase of share options not in excess of their fair value                            3.4            --
       Preference and preferred share dividends                                                --           1.8
       Redemption premium on preference and preferred shares in excess of amount
         chargeable to contributed surplus                                                     --           2.3
------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD (Note 15)                                                   $      849.7     $ 1,008.1

==================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements




CONSOLIDATED BALANCE SHEETS


As at December 31 (millions)                                                                      2005                2004
-----------------------------------------------------------------------------------------------------------------------------

ASSETS
Current Assets
   Cash and temporary investments, net                                                        $        8.6       $      896.5
   Accounts receivable (Notes 10, 17(b))                                                             610.3              863.5
   Income and other taxes receivable                                                                 103.7              132.5
   Inventories                                                                                       138.8              133.3
   Prepaid expenses and other (Note 17(b))                                                           154.7              183.4
   Current portion of future income taxes                                                            226.4              438.4
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                   1,242.5            2,647.6
-----------------------------------------------------------------------------------------------------------------------------
Capital Assets, Net (Note 11)
   Property, plant, equipment and other                                                            7,339.4            7,528.2
   Intangible assets subject to amortization                                                         637.5              737.0
   Intangible assets with indefinite lives                                                         2,964.6            2,955.8
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                  10,941.5           11,221.0
-----------------------------------------------------------------------------------------------------------------------------
Other Assets
   Deferred charges (Note 17(b))                                                                     850.2              704.4
   Future income taxes                                                                                  --               99.8
   Investments                                                                                        31.2               38.4
   Goodwill (Note 12)                                                                              3,156.9            3,126.8
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                   4,038.3            3,969.4
-----------------------------------------------------------------------------------------------------------------------------
                                                                                              $   16,222.3       $   17,838.0
=============================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Accounts payable and accrued liabilities (Note 17(b))                                      $    1,393.7       $    1,362.6
   Restructuring and workforce reduction accounts payable and accrued liabilities (Note 5)            57.1               70.7
   Advance billings and customer deposits (Note 17(b))                                               571.8              531.5
   Current maturities of long-term debt (Note 14)                                                      5.0                4.3
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                   2,027.6            1,969.1
-----------------------------------------------------------------------------------------------------------------------------
Long-Term Debt (Note 14)                                                                           4,639.9            6,332.2
-----------------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities (Note 17(b))                                                           1,635.3            1,506.1
-----------------------------------------------------------------------------------------------------------------------------
Future Income Taxes                                                                                1,023.9              991.9
-----------------------------------------------------------------------------------------------------------------------------
Non-Controlling Interests                                                                             25.6               13.1
-----------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity (Note 15)
   Convertible debentures conversion option                                                             --                8.8
   Common equity                                                                                   6,870.0            7,016.8
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                   6,870.0            7,025.6
-----------------------------------------------------------------------------------------------------------------------------
                                                                                              $   16,222.3       $   17,838.0
=============================================================================================================================

Commitments and Contingent Liabilities (Note 16)

The accompanying notes are an integral part of these consolidated financial statements


Approved by the Directors:

Director:                                            Director:

/S/Brian F. MacNeill                                 /S/Brian A. Canfield
_____________________                                _____________________
   Brian F. MacNeill                                    Brian A. Canfield




CONSOLIDATED STATEMENTS OF CASH FLOWS


Years ended December 31 (millions)                                                      2005             2004
------------------------------------------------------------------------------------------------------------------


OPERATING ACTIVITIES
Net income                                                                        $      700.3       $      565.8
Adjustments to reconcile net income to cash provided by operating activities:
   Depreciation and amortization                                                       1,623.7            1,643.1
   Future income taxes                                                                   340.0              380.9
   Share-based compensation                                                               24.3               23.8
   Net employee defined benefit plans expense                                              3.9               18.4
   Employer contributions to employee defined benefit
     plans                                                                              (118.8)            (136.8)
   Restructuring and workforce reduction costs, net of cash payments (Note 5)            (13.6)             (70.3)
   Payment received from Verizon Communications Inc. (Note 20)                              --               33.3
   Amortization of deferred gains on sale-leaseback of buildings, amortization
     of deferred charges and other, net                                                    1.1               27.9
   Net change in non-cash working capital (Note 17(c))                                   353.7               52.0
------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                                  2,914.6            2,538.1
------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures (Notes 11, 19)                                                   (1,319.0)          (1,319.0)
Acquisition (Note 12)                                                                    (29.4)             (12.2)
Proceeds from the sale of property and other assets                                        4.5               35.9
Change in non-current materials and supplies, purchase of investments and other          (11.3)              (4.2)
------------------------------------------------------------------------------------------------------------------
Cash used by investing activities                                                     (1,355.2)          (1,299.5)
------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued                                               219.4              148.8
Dividends to shareholders                                                               (312.2)            (248.7)
Purchase of Common Shares and Non-Voting Shares for cancellation (Note 15(g))           (892.1)             (78.0)
Payment for redemption of preference and preferred shares                                   --              (72.8)
Long-term debt issued (Note 14)                                                          147.4               39.8
Redemptions and repayment of long-term debt (Note 14)                                 (1,601.1)            (248.6)
Dividends paid by a subsidiary to non-controlling interest                                (7.9)                --
Payment received from Verizon Communications Inc. (Note 20)                                 --              114.8
Other                                                                                     (0.8)              (3.6)
------------------------------------------------------------------------------------------------------------------
Cash used by financing activities                                                     (2,447.3)            (348.3)
------------------------------------------------------------------------------------------------------------------
CASH POSITION
Increase (decrease) in cash and temporary investments, net                              (887.9)             890.3
Cash and temporary investments, net, beginning of
   period                                                                                896.5                6.2
------------------------------------------------------------------------------------------------------------------
Cash and temporary investments, net, end of period                                $        8.6       $      896.5
==================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid) (Note 17(c))                                                      $     (638.3)      $     (632.9)
==================================================================================================================
Interest received                                                                 $       47.3       $       27.3
==================================================================================================================
Income taxes (inclusive of Investment Tax Credits (Note 7)) received, net         $       69.5       $      194.6
==================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


DECEMBER 31, 2005

TELUS Corporation is one of Canada's largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet protocol, voice and wireless services to Central and Eastern Canada.


Notes to consolidated financial statements                            Description
-------------------------------------------------------------------------------------------------------------------------------

1.       Summary of significant accounting policies                   Summary review of accounting principles and the methods
                                                                      used in their application by the Company
-------------------------------------------------------------------------------------------------------------------------------
2.       Accounting policy developments                               Summary review of forthcoming generally accepted
                                                                      accounting principle developments that may affect the
                                                                      Company
-------------------------------------------------------------------------------------------------------------------------------
3.       Regulation of rates charged to customers                     Summary review of rate regulation impacts on Company
                                                                      operations and revenues
-------------------------------------------------------------------------------------------------------------------------------
4.       Financial instruments                                        Summary schedule and review of financial instruments,
                                                                      including fair values thereof
-------------------------------------------------------------------------------------------------------------------------------
5.       Restructuring and workforce reduction costs                  Summary continuity schedules and review of restructuring
                                                                      and workforce reduction costs
-------------------------------------------------------------------------------------------------------------------------------
6.       Financing costs                                              Summary schedule of items comprising financing costs by
                                                                      nature
-------------------------------------------------------------------------------------------------------------------------------
7.       Income taxes                                                 Summary reconciliations of statutory rate income tax
                                                                      expense to provision for income taxes and analyses of
                                                                      future income tax asset and liability
-------------------------------------------------------------------------------------------------------------------------------
8.       Per share amounts                                            Summary schedules and review of numerators and
                                                                      denominators used in calculating per share amounts and
                                                                      related disclosures
-------------------------------------------------------------------------------------------------------------------------------
9.       Share-based compensation                                     Summary schedules and review of compensation arising from
                                                                      share options, restricted stock units and employee share
                                                                      purchase plan
-------------------------------------------------------------------------------------------------------------------------------
10.      Accounts receivable                                          Summary schedule and review of arm's-length
                                                                      securitization trust transactions and related disclosures
-------------------------------------------------------------------------------------------------------------------------------
11.      Capital assets                                               Summary schedule of items comprising capital assets
-------------------------------------------------------------------------------------------------------------------------------
12.      Goodwill                                                     Summary schedule of goodwill and review of reported
                                                                      fiscal year acquisitions from which goodwill arises
-------------------------------------------------------------------------------------------------------------------------------
13.      Short-term obligations                                       Summary review of bilateral bank facilities
-------------------------------------------------------------------------------------------------------------------------------
14.      Long-term debt                                               Summary schedule of long-term debt and related
                                                                      disclosures
-------------------------------------------------------------------------------------------------------------------------------
15.      Shareholders' equity                                         Summary schedules and review of shareholders' equity and
                                                                      changes therein including share option price
                                                                      stratification and normal course issuer bid summaries
-------------------------------------------------------------------------------------------------------------------------------
16.      Commitments and contingent liabilities                       Summary review of contingent liabilities, labour
                                                                      negotiations, commitments, lease obligations, guarantees,
                                                                      claims and lawsuits
-------------------------------------------------------------------------------------------------------------------------------
17.      Additional financial information                             Summary schedules of items comprising certain primary
                                                                      financial statement line items
-------------------------------------------------------------------------------------------------------------------------------
18.      Employee future benefits                                     Summary and review of employee future benefits and
                                                                      related disclosures
-------------------------------------------------------------------------------------------------------------------------------
19.      Segmented information                                        Summary disclosure of segmented information regularly
                                                                      reported to the Company's chief operating decision maker
-------------------------------------------------------------------------------------------------------------------------------
20.      Related party transactions                                   Summary and review of 2004 transactions with a formerly
                                                                      related party
-------------------------------------------------------------------------------------------------------------------------------
21.      Differences between Canadian and United States               Summary schedules and review of differences between
         generally accepted accounting principles                     Canadian and United States generally accepted accounting
                                                                      principles as they apply to the Company
-------------------------------------------------------------------------------------------------------------------------------



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   Summary of Significant Accounting Policies

     The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are expressed in Canadian dollars.

     The terms "TELUS" or "Company" are used to mean TELUS Corporation and, where the context of the narrative permits, or requires, its subsidiaries.

     (a)  Consolidation

     The consolidated financial statements include the accounts of the Company and all of the Company's subsidiaries, of which the principal one is TELUS Communications Inc. TELUS Communications Inc. includes substantially all of the Company's Wireline segment's operations and all of the Wireless segment's operations, currently through the TELE-MOBILE COMPANY partnership.

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

     Examples of significant estimates include:
     o the key economic assumptions used to determine the fair value of residual cash flows arising from accounts receivable securitization;
     o    the allowance for doubtful accounts;
     o    the allowance for inventory obsolescence;
     o    the estimated useful lives of assets;
     o    the recoverability of tangible assets;
     o    the recoverability of intangible assets with indefinite lives;
     o    the recoverability of long-term investments;
     o    the recoverability of goodwill;
     o the composition of the future income tax asset and future income tax liability;
     o    the accruals for payroll and other employee-related liabilities;
     o    the accruals for restructuring and workforce reduction costs;
     o the accruals for Canadian Radio-television and Telecommunications Commission deferral account liabilities; and
     o certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets.

     (c)  Revenue Recognition

     The Company earns the majority of its revenue (voice local, voice long distance, data (including data and information technology managed services) and wireless network) from access to, and usage of, the Company's telecommunication infrastructure. The majority of the balance of the Company's revenue (other and wireless equipment) arises from providing products and services facilitating access to, and usage of, the Company's telecommunication infrastructure.

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


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         Voice Local, Voice Long Distance, Data and Wireless Network: The Company recognizes revenues on the accrual basis and includes an estimate of revenues earned but unbilled. Wireline and wireless service revenues are recognized based upon usage of the Company's network and facilities and upon contract fees.

     Advance billings are recorded when billing occurs prior to rendering the associated service; such advance billings are recognized as revenue in the period in which the services are provided. Similarly, and as appropriate, upfront customer activation and connection fees, along with the corresponding direct costs not in excess of the revenues, are deferred and recognized over the average expected term of the customer relationship.

     When the Company receives no identifiable, separable benefit for consideration given to a customer (e.g. discounts and rebates), the consideration is recorded as a reduction of revenue rather than as an expense as the Company considers this to result in a more appropriate presentation of transactions in the financial statements.

     The Company follows the liability method of accounting for its quality of service penalties that arise from the jurisdiction of the Canadian Radio-television and Telecommunications Commission ("CRTC").

     The CRTC has established a portable subsidy mechanism to subsidize Local Exchange Carriers, such as the Company, that provide residential service to high cost serving areas ("HCSAs"). The CRTC has determined the per line/per band portable subsidy rate for all Local Exchange Carriers. The Company recognizes the portable subsidy on an accrual basis by applying the subsidy rate to the number of residential network access lines it has in HCSAs. Differences, if any, between interim and final subsidy rates set by the CRTC, are accounted for as a change in estimate in the period in which the CRTC finalizes the subsidy rate.

         Other and Wireless Equipment: The Company recognizes product revenues, including wireless handsets sold to re-sellers and customer premises equipment, when the products are delivered and accepted by the end-user customers. Revenues from operating leases of equipment are recognized on a systematic and rational basis (normally a straight-line basis) over the term of the lease. When the Company receives no identifiable, separable benefit for consideration given to a customer (e.g. discounts and rebates), the consideration is recorded as a reduction of revenue rather than as an expense as the Company considers this to result in a more appropriate presentation of transactions in the financial statements.

         Non-HCSA Deferral Account: On May 30, 2002, and on July 31, 2002, the CRTC issued Decision 2002-34 and Decision 2002-43, respectively, pronouncements that will affect the Company's wireline revenues for five-year (2004 - four-year) periods beginning June 1, 2002, and August 1, 2002, respectively. In an effort to foster competition for residential basic service in non-high cost serving areas ("non-HCSAs"), the concept of a deferral account mechanism was introduced by the CRTC, as an alternative to mandating price reductions.

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


     Price cap factors for price cap years commencing June 1,              2005       2004
     ---------------------------------------------------------------------------------------

     Rate of inflation (as measured by the chain-weighted Gross
       Domestic Product Price Index)                                       3.2%        3.4%
     Exogenous factor                                                        0%          0%
     ---------------------------------------------------------------------------------------


     The Company has adopted the liability method of accounting for the deferral account. This results in the Company recording a liability to the extent that activities it has undertaken, realized rate reductions for Competitor Services and other future qualifying events do not extinguish the balance of the deferral account, as further discussed in Note 16(a) and quantified in Note 17(b). This also results in the Company continuing to record incremental liability amounts, subject to reductions for the mitigating activities, for the remaining duration of the Decisions' four-year periods. Other than for the interest accrued on the balance of the deferral account, which would be included in financing costs, substantially all income statement effects of the deferral account are recorded through operating revenues. The CRTC can direct that the Company undertake activities drawing down the deferral account that would not affect the income statement; the financial statement impacts of those activities would be contingent on what the CRTC directed.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (d)  Cost of Acquisition and Advertising Costs
     Cost of acquiring customers, which include the total cost of hardware subsidies, commissions, advertising and promotion related to the initial customer acquisition, are expensed as incurred and are included in the Consolidated Statements of Income as a component of "Operations" expense. Costs of advertising production, airtime and space are expensed as incurred.

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

     (f)  Depreciation and Amortization
     Assets are depreciated on a straight-line basis over their estimated useful life as determined by a continuing program of studies. Depreciation includes amortization of assets under capital leases. Intangible assets with finite lives ("intangible assets subject to amortization") are amortized on a straight-line basis over their estimated lives; estimated lives are reviewed at least annually and are adjusted as appropriate. The continuing program of asset life studies considers such items as timing of technological obsolescence, competitive pressures and future infrastructure utilization plans; such considerations could also indicate that carrying values of assets may not be recoverable. If the carrying values of assets were not considered recoverable, an impairment provision (measured at the amount by which the carrying values of the assets exceeds their fair values) would be recorded.

     Estimated useful lives for the majority of the Company's capital assets subject to depreciation and amortization are as follows:


                                                                              Estimated
                                                                               useful
                                                                               lives(1)
   -------------------------------------------------------------------------------------------

   Property, plant, equipment and other
      Telecommunication assets
        Outside plant                                                         17 to 40 years
        Inside plant                                                          8 to 20 years
        Wireless site equipment                                               6.5 to 8 years
      Balance of depreciable property, plant, equipment and other             5 to 20 years
   Intangible assets subject to amortization
      Subscriber base
        Wireline                                                              50 years
        Wireless                                                              7 years
      Software                                                                3 to 5 years
      Access to rights-of-way and other                                       7 to 30 years
   -------------------------------------------------------------------------------------------

     (1) The composite depreciation rate for the year ended December 31, 2005, was 6.4% (2004 - 6.5%). The rate is calculated by dividing depreciation expense by an average gross book value of depreciable assets for the reporting period. A result of this methodology is that the composite depreciation rate will be lower in a period that has a higher proportion of fully depreciated assets remaining in use.

     The Company chose to depreciate and amortize its assets on a straight-line basis as it believes that this method better reflects the consumption of resources related to the economic lifespan of the assets than use of an accelerated method and thus is more representative of the economic substance of the underlying use of the assets.

     The carrying value of intangible assets with indefinite lives, and goodwill, are periodically tested for impairment using a two-step impairment test. The frequency of the impairment test generally is the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives and goodwill must, at a minimum, be tested annually; the Company has selected December as its annual test time. No impairment amounts arose from the December 2005 and December 2004 annual tests. The test is applied to each of the Company's two reporting units (the reporting units being identified in accordance with the criteria in the Canadian Institute of Chartered Accountants ("CICA") Handbook section for intangible assets and goodwill): Wireline and Wireless.

     The Company assesses its goodwill by applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of its reporting units. Consistent with current industry-specific valuation methods, a combination of the discounted cash flow approach, the market comparable approach and analytical review of industry and Company-specific facts is used in determining the fair value of the Company's reporting units.







NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     (g)  Translation of Foreign Currencies

     Trade transactions completed in foreign currencies are translated into Canadian dollars at the rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date with any resulting gain or loss being included in the Consolidated Statements of Income (see Note 6). Hedge accounting is applied in specific instances as further discussed in Note 1(h).

     The Company has a minor foreign subsidiary that is considered to be self-sustaining. Accordingly, foreign exchange gains and losses arising from the translation of the minor foreign subsidiary's accounts into Canadian dollars are deferred and reported as cumulative foreign currency translation adjustment in the equity section of the Consolidated Balance Sheets, as set out in Note 15(a).

     (h)  Hedge Accounting

          General: The Company applies hedge accounting to the financial instruments used to:
     o establish designated currency hedging relationships for its U.S. Dollar denominated long-term debt future cash outflows (semi-annual interest payments and principal payments at maturity), as set out in
          Note 4 and further discussed in Note 14(b);
     o notionally convert fixed interest rate debt to floating interest rate debt (semi-annual interest payments), as set out in Note 4 and further discussed in Note 14(b);
     o fix the compensation cost arising from specific grants of restricted stock units, as set out in Note 4 and further discussed in Note 9(c);
     o establish designated currency hedging relationships for U.S. Dollar denominated temporary investments, as set out in Note 4; and
     o for certain U.S. Dollar denominated future purchase commitments, as set out in Note 4.

          Hedge accounting: The purpose of hedge accounting, in respect of the Company's designated hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods. The Company chose to apply hedge accounting, as it believes this is more representative of the economic substance of the underlying transactions.

     In order to apply hedge accounting, a high correlation (which indicates effectiveness) is required in the offsetting changes in the values of the financial instruments (the "hedging items") used to establish the designated hedging relationships and all, or a part, of the asset, liability or transaction having an identified risk exposure that the Company has taken steps to modify (the "hedged items"). The Company assesses the anticipated effectiveness of designated hedging relationships at inception and for each reporting period thereafter. A designated hedging relationship is considered effective by the Company if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal of the hedged item; maturity dates; payment dates; and interest rate index (if, and as, applicable). Any ineffectiveness, such as from a difference between the notional amount of the hedging item and the principal of the hedged item, or if a previously effective designated hedging relationship becomes ineffective, is reflected in the Consolidated Statements of Income as "Financing costs" if in respect of long-term debt or U.S. Dollar denominated temporary investments and as "Operations" expense if in respect of restricted stock units or U.S. Dollar denominated future purchase commitments.

     Unrealized changes in the fair value of hedging items, net of the hedge value recorded, as set out in Note 17(b), are recognized when all the hedged cash flows have occurred, as further discussed in Note 4.

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





NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

     The operations of the Company are complex, and related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. The Company only recognizes the income tax benefit of uncertain tax-related positions when it is more likely than not that the ultimate determination of the tax treatment of the positions will result in those benefits being realized. The Company accrues for interest charges on current tax liabilities that have not been funded.

     The Company's research and development activities may be eligible to earn Investment Tax Credits. The Company's research and development activities and their eligibility to earn Investment Tax Credits is a complex matter and, as a result, the threshold of more likely than not is normally only achieved after the relevant taxation authorities have made specific determinations. When it is more likely than not that the Investment Tax Credits will be received, they are accounted for using the cost reduction method whereby such credits are deducted from the expenditures or assets to which they relate, as set out in Note 7.

     (j)  Share-Based Compensation
     Commencing with the Company's 2004 fiscal year, the amended recommendations of the CICA for accounting for share-based compensation apply to the Company. The amendments resulted in the Company no longer being able to use the intrinsic value based method of accounting for share options granted to employees for purposes of Canadian GAAP. Canadian GAAP now requires, for share options granted after 2001, that a fair value be determined for share options at the date of grant and that such fair value be recognized in the financial statements.

     For fiscal years prior to 2004, the Company applied the intrinsic value based method of accounting for share-based compensation awards granted to employees; accordingly, no compensation cost was recorded in the accounts for its share option plans prior to 2004. In respect of share options awarded to employees after 2001, for fiscal years prior to 2004, it was permissible to use either the fair value based method or the intrinsic value based method; however, if the intrinsic value based method was used, pro forma disclosure was required so as to show what the effect would have been had the fair value based method been applied. Proceeds arising from the exercise of share options are credited to share capital.

     In implementing the amended recommendations, the Company used the retroactive application without restatement method (also referred to as the modified-prospective transition method). Transitioning from the intrinsic value based method to the fair value based method of accounting for share options granted to employees resulted in the December 31, 2003, balances of Non-Voting Shares increasing by $0.4 million, contributed surplus increasing by $24.7 million and retained earnings decreasing by $25.1 million.

     In respect of restricted stock units, as set out in Note 9(c), the Company accrues a liability equal to the product of the vesting restricted stock units multiplied by the fair market value of the corresponding shares at the end of the reporting period (unless hedge accounting is applied, as set out in Note 1(h)). The expense for restricted stock units that are forfeited or cancelled is reversed against the expense that had been recorded up to the date of forfeiture or cancellation.

     When share-based compensation vests in one amount at a future point in time ("cliff vesting"), the expense is recognized by the Company in the Consolidated Statements of Income on a straight-line basis over the vesting period. When share-based compensation vests in tranches ("graded vesting"), the expense is recognized by the Company in the Consolidated Statements of Income using the accelerated expense attribution method.

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

     (l)  Sales of Receivables
     Transfers of receivables in securitization transactions are recognized as sales when the Company is deemed to have surrendered control over the transferred receivables and consideration, other than for its beneficial interests in the transferred receivables, has been received. When the Company sells its receivables, it retains reserve accounts, which are





NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     retained interests in the securitized receivables, and servicing rights. When a transfer is considered a sale, the Company derecognizes all receivables sold, recognizes at fair value the assets received and the liabilities incurred and records the gain or loss on sale in the Consolidated Statements of Income as "Other expense, net". The amount of gain or loss recognized on the sale of receivables depends in part on the previous carrying amount of the receivables involved in the transfer, allocated between the receivables sold and the retained interests based upon their relative fair market value at the sale date. The Company estimates the fair value for its retained interests based on the present value of future expected cash flows using management's best estimates of the key assumptions (credit losses, the weighted average life of the receivables sold and discount rates commensurate with the risks involved).

     (m)  Inventories
     The Company's inventory consists primarily of wireless handsets, parts and accessories and communications equipment held for resale. Inventories of wireless handsets, parts and accessories are valued at the lower of cost and replacement cost, with cost being determined on an average cost basis. Inventories of the Wireline segment's equipment are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis.

     (n)  Capital Assets
         General: Property is recorded at historical cost and, with respect to self-constructed property, includes materials, direct labour and applicable overhead costs. In addition, where construction projects exceed $20 million and are of a sufficiently long duration (generally, longer than twelve months), an amount is capitalized for the cost of funds used to finance construction. The rate for calculating the capitalized financing costs is based on the Company's one-year cost of borrowing.

     When property, plant and/or equipment are sold by the Company, the historical cost less accumulated depreciation is netted against the sale proceeds and the difference is included in the Consolidated Statements of Income as "Other expense, net".

         Asset retirement obligations: Liabilities are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment (primarily certain items of outside plant and wireless site equipment) when those obligations result from the acquisition, construction, development or normal operation of the assets. The obligations are measured initially at fair value, determined using present value methodology, and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset and the discount accretion is included in determining the results of operations.

     (o)  Leases
     Leases are classified as capital or operating depending upon the terms and conditions of the contracts.

     Where the Company is the lessee, asset values recorded under capital leases are amortized on a straight-line basis over the period of expected use. Obligations recorded under capital leases are reduced by lease payments net of imputed interest.

     For the year ended December 31, 2005, real estate and vehicle operating lease expenses, which are net of the amortization of the deferred gain on the sale-leaseback of buildings, were $165.1 million (2004 - $165.8 million). The unamortized balances of the deferred gains on the sale-leaseback of buildings are set out in Note 17(b).

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





NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

     The Company uses defined contribution accounting for the Telecommunication Workers Pension Plan and the British Columbia Public Service Pension Plan that cover certain of the Company's employees.

     (r)  Comparative Amounts
     Certain of the comparative amounts have been reclassified to conform to the presentation adopted currently.

2.   Accounting Policy Developments

     (a)  Earnings per Share
     Possibly commencing in the Company's 2006 fiscal year, proposed amendments to the recommendations of the Canadian Institute of Chartered Accountants ("CICA") for the calculation and disclosure of earnings per share (CICA Handbook Section 3500) may apply to the Company. These proposed amendments, in the Company's specific instance, may result in the diluted earnings per share denominator being adjusted, using the reverse treasury stock method, for the theoretical issuance of shares from treasury to settle obligations arising from the issuance of restricted stock units that have the possibility of equity settlement; for purposes of the calculation the Company will be required to assume that shares will be necessary to settle the obligation, and that the shares will be issued from Treasury. Restricted stock units are further described in Note 9(c). The restricted stock units issued by the Company that do not have the possibility of equity settlement will not be affected by these proposed amendments. The Company does not expect to be materially affected by the proposed amendments to the recommendations.

     (b)  Non-Monetary Transactions
     Commencing with the Company's 2006 fiscal year, the amended recommendations of the CICA for measurement of non-monetary transactions (CICA Handbook Section 3830) will apply to the Company. The amended recommendations will result in non-monetary transactions normally being measured at their fair values, unless certain criteria are met. The Company's current operations are not materially affected by the amended recommendations.

     (c)  Comprehensive Income
     Commencing with the Company's 2007 fiscal year, the new recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section
     1530), for the recognition and measurement of financial instruments (CICA Handbook Section 3855) and for hedges (CICA Handbook Section 3865) will apply to the Company. In the Company's specific instance, the transitional rules for these sections require implementation at the beginning of a fiscal year; the Company will not be implementing these recommendations in its 2006 fiscal year. The concept of comprehensive income for purposes of Canadian GAAP will be to include changes in shareholders' equity arising from unrealized changes in the values of financial instruments. Comprehensive income as prescribed by U.S. GAAP, and which is disclosed in
     Note 21(i), is largely aligned with comprehensive income as prescribed by Canadian GAAP. In the Company's specific instance, however, there is a difference in other comprehensive income in that U.S. GAAP includes the concept of minimum pension liabilities and Canadian GAAP does not.

     (d)  Business Combinations
     Commencing with the Company's 2007 fiscal year, the proposed amended recommendations of the CICA for accounting for business combinations will apply to the Company's business combinations, if any, with an acquisition date of January 1, 2007, or later. Whether the Company would be materially affected by the proposed amended recommendations would depend upon the specific facts of the business combinations, if any, occurring on or after January 1, 2007. Generally, the proposed recommendations will result in measuring business acquisitions at the fair value of the acquired entities and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests).

     (e)  Convergence with International Reporting Standards
     In early 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being converged with International Financial Reporting Standards over a transitional period. During 2006, the Accounting Standards Board is



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     expected to develop and publish a detailed implementation plan with a transition period expected to be approximately five years. As this convergence initiative is very much in its infancy as of the date of these consolidated financial statements, it would be premature to currently assess the impact of the initiative, if any, on the Company.

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

     Pursuant to Part III of the Telecommunications Act, the CRTC may forbear, conditionally or unconditionally, from regulating the rates for certain telecommunications services, or certain classes of telecommunications service providers, where the CRTC finds that the service or class of service provided by the telecommunications service provider is subject to competition sufficient to protect the interests of customers. The TELE-MOBILE COMPANY partnership has, for example, been granted forbearance from regulation in relation to its entire portfolio of wireless and paging services. TELUS Communications Inc., in comparison, has been granted forebearance in relation to the setting of rates for a number of its wireline telecommunications services, including interexchange voice services, wide area network services and retail Internet services. TELUS Communications Inc. also operates as a forborne telecommunications service provider when it provides telecommunications services (primarily business local exchange service) outside of its traditional incumbent serving territory (Alberta, British Columbia and parts of Quebec) and, as such, all of its services are not subject to rate regulation.

     The fact that the Company is subject to rate regulation does not result in the Company selecting accounting policies that would differ from generally accepted accounting principles.

     Less than one-third of the Company's revenues are from Wireline segment regulated services and subject to CRTC price regulation; none of the Company's Wireless segment revenues are currently subject to CRTC regulation.

     The major categories of telecommunications services provided by TELUS Communications Inc. that are subject to rate regulation or have been forborne from rate regulation are as follows:


                    Regulated services                              Forborne services (not subject to rate regulation)
    ----------------------------------------------------------------------------------------------------------------------

    o  Residential wireline services in incumbent local       o     Non-incumbent local exchange carrier services
       exchange carrier regions                               o     Long distance services
    o  Business wireline services in incumbent local          o     Internet services
       exchange carrier regions                               o     International telecommunication services(1)
    o  Competitor services                                    o     Interexchange private line services
    o  Public telephone services                              o     Certain data services
                                                              o     Cellular, enhanced specialized mobile radio
                                                                    digital ("ESMR digital") and personal communications
                                                                    services digital ("PCS digital")
                                                              o     Other wireless services, including paging
                                                              o     Sale of customer premises equipment ("CPE")

    (1) Forborne on routes where one or more competitors are offering or providing services at DS-3 or greater bandwidth.


     (b)  Price Caps Form of Regulation
     The CRTC has adopted a form of price cap regulation as the means by which it regulates the prices for the Company's telecommunications rate regulated services. The current four-year price regulation regime commenced on June 1, 2002, with the issuance of the CRTC's Decision 2002-34. On December 16, 2005, the CRTC issued Decision 2005-69 that extended the current price cap regime, without changes, for a period of one year to May 31, 2007. The CRTC has indicated it will initiate a proceeding to review the existing price regulation regime in the first half of 2006. The Company will account for any necessary changes arising from this proceeding on a prospective basis.

         Rate-setting methodology: Under the current price regulation framework, services are separated into seven service categories, or "baskets". While the Company has a degree of flexibility to raise and lower rates in response to market pressures, prices within baskets are capped using a formula that depends on the relationship between the inflation rate (as measured by the chain-weighted Gross Domestic Product Price Index) and an estimate of the telephone companies' productivity gains, which the CRTC has set at 3.5% for each of the four years of the current price cap regime, and subsequent one-year extension period,



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     irrespective of the unique operating conditions of each telephone company. On average, rates for basic residential services should not increase unless inflation goes above 3.5% whereas business services rates are allowed to increase, on average, by the annual inflation rate.

     Specific details on price cap constraints are as follows:


                                                                                Price cap constraint
                                                      -------------------------------------------------------------------------
                                                                           Inflation                              Overriding
                                                                           less 3.5%                               maximum
                                                                          productivity       Deferral              annual
    Capped basket                                       Inflation           offset           account(1)           increase
   ----------------------------------------------------------------------------------------------------------------------------


    Residential wireline services in incumbent
      local exchange carrier regions
      In non-high cost serving areas                                           X                  X                 5%(2)
      In high cost serving areas                                               X                                    5%(2)
    Business wireline services in incumbent local
      exchange carrier regions                              X                                                      10%
    Other capped services                                                      X
    Competitor services                                                        X
    Public telephone services                                                                                       0%(3)
    Services with frozen rates (e.g. 9-1-1 service)                                                                 0%
   ----------------------------------------------------------------------------------------------------------------------------

     (1)  When inflation is less than 3.5%, an amount equal to the revenue reduction otherwise required by the pricing constraint, but not implemented, will be placed in the deferral account (see Note 1(c), Note 16(a) and Note 17(b)).
          The Company may subsequently recognize the deferred amounts upon the undertaking of qualifying actions, such as
          Service Improvement Programs in qualifying non-high cost serving areas, rate reductions (including those mandatorily provided to competitors) and/or rebates to customers. The deferral account is the most significant obligation recorded on the Consolidated Balance Sheets that arises from the CRTC's regulatory authority.
     (2)  For residential optional features, the maximum annual increase is $1 per feature, excepting service bundles.
     (3)  The rates for payphone services will remain at current levels until the CRTC reviews payphone service policy issues.


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

         Unbundling of essential facilities: In an effort to foster facilities-based competition in the provision of telecommunications services, the CRTC has mandated that certain essential or near-essential facilities be made available to competitors at rates based on their incremental costs plus an approved mark-up. The CRTC has defined essential facilities as facilities which are monopoly controlled, required by competitors as an input to provide services and which cannot be economically or technically duplicated by competitors (which include central office codes, subscriber listings and certain local loops in high-cost serving areas). The incumbent local exchange carriers must provide certain non-essential facilities, which the CRTC deems to be near essential, such as local loop facilities in low cost areas and transiting arrangements, at prices determined as if they were essential facilities. This obligation on the part of the incumbent local exchange carriers will continue until the market for near essential loops and transiting arrangements is competitive.

     Voice contribution expense and portable subsidy revenue: Local exchange carriers' costs of providing the level of basic residential services that the CRTC requires to be provided in high cost serving areas is more than the CRTC allows the local exchange carriers to charge for the level of service. To ameliorate the situation, the CRTC collects contribution payments, in a central fund, from all Canadian telecommunication service providers (including voice, data and wireless service providers) that are then disbursed as portable subsidy payments to subsidize the costs of providing residential telephone services in high cost serving areas. The portable subsidy payments are paid based upon a total subsidy requirement calculated on a per line/per band subsidy rate, as further discussed in
     Note 1(c). The CRTC currently determines, at a national level, the total contribution requirement necessary to pay the portable subsidies and then collects contribution payments from the Canadian telecommunication service providers, calculated as a percentage of their telecommunication service revenue (as defined in CRTC Decision 2000 - 745 and Telecom Order CRTC 2001-220). The final contribution expense rate for 2005 is 1.03% and the interim rate for 2006 has been similarly set at 1.03%. The Company's contributions to the central fund, $63.0 million for the year ended December 31, 2005 (2004 - $59.8 million), are accounted for as an operations expense and the portable subsidy receipts, $72.2 million for the year ended December 31, 2005 (2004 - $62.1 million), are accounted for as local revenue.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4.   Financial Instruments
     The Company's financial instruments consist of cash and temporary investments, accounts receivable, investments accounted for using the cost method, as further discussed in Note 1(p), accounts payable, restructuring and workforce reduction accounts payable, dividends payable, short-term obligations, long-term debt, interest rate swap agreements, restricted stock unit compensation cost hedges, as further discussed in Note 9(c), and foreign exchange hedges.

     The Company uses various financial instruments, the fair values of some which are not reflected on the balance sheets, to reduce or eliminate exposure to interest rate and foreign currency risks and to reduce or eliminate exposure to increases in the compensation cost arising from specified grants of restricted stock units. These instruments are accounted for on the same basis as the underlying exposure being hedged. The majority of these instruments, from a notional amount view, which were newly added during 2001, pertain to TELUS' U.S. Dollar borrowing. Use of these instruments is subject to a policy, which requires that no derivative transaction be effected for the purpose of establishing a speculative or a levered position, and sets criteria for the creditworthiness of the transaction counterparties.

         Price risk - interest rate: The Company is exposed to interest rate risk arising from fluctuations in interest rates on its temporary investments, short-term obligations and long-term debt.

         Price risk - currency: The Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. Dollar denominated long-term debt. Currency hedging relationships have been established for the related semi-annual interest payments and principal payments at maturity, as further discussed in Note 1(h) and set out in
     Note 14(b).

     The Company's foreign exchange risk management also includes the use of foreign currency forward contracts to fix the exchange rates on short-term foreign currency transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts on an exception basis only.

     As at December 31, 2005, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rates on U.S.$47.0 million of fiscal 2006 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Wireless segment.

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

     The fair values of the Company's long-term debt are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   As at December 31                                               2005                                  2004
   ----------------------------------------------------------------------------------------------------------------------------
                                   Hedging item
                                     maximum             Carrying                             Carrying
   (millions)                     maturity date           amount             Fair value        amount             Fair value
   ----------------------------------------------------------------------------------------------------------------------------

   Assets

     Derivatives(2)(3) used to
       manage changes in
       compensation costs
       arising from restricted
       stock units (Note 9(c))    November 2008       $       12.2       $       19.5       $        2.1       $        6.3
   ============================================================================================================================
     Derivatives(2)(3) used to
       manage currency risks
       arising from U.S. dollar
       denominated temporary
       investments                      --            $         --       $         --       $        3.4       $        3.4
   ============================================================================================================================
   Liabilities
     Long-term debt
      Principal(1) (Note 14)                          $    4,644.9       $    5,371.6       $    6,345.3       $    7,342.3
      Derivatives(2)(3) used to
        manage interest rate
        and currency risks
        associated with U.S.
        dollar denominated debt
        (Note 14(b))                June 2011              1,154.3            1,470.5            1,032.6            1,299.5
      Derivatives(2)(4) used to
        manage interest rate
        risk associated with
        Canadian dollar
        denominated debt                --                      --                 --                 --                1.3
   ----------------------------------------------------------------------------------------------------------------------------
                                                      $    5,799.2       $    6,842.1       $    7,377.9       $    8,643.1
   ============================================================================================================================
     Derivatives(2)(3) used to
       manage currency risks
       arising from U.S. dollar
       denominated purchases
       - To which hedge
       accounting is applied        June 2006         $         --       $        0.1       $         --       $        2.6
       - To which hedge
       accounting is not applied    March 2006        $         --       $        0.4       $         --       $        2.0
   ============================================================================================================================

     (1)  The December 31, 2004, carrying amount of long-term debt, for purposes of this table, includes the carrying amount of the convertible debenture conversion option.
     (2)  Notional amount of all derivative financial instruments outstanding is $4,904.8 (2004 - $5,651.6).
     (3)  Designated as cash flow hedging items.
     (4)  Designated as fair value hedging items.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5.   Restructuring and Workforce Reduction Costs

     (a)  Overview


     Years ended December 31
      (millions)                                         2005                                           2004
   ---------------------------------------------------------------------------------  ---------------------------------------
                                General         Office       Programs                                Operational
                                programs       closures      initiated                  Programs     Efficiency
                                initiated         and         prior to                  initiated      Program
                                 in 2005    contracting out     2005        Total       in 2004     (2001-2003)      Total
   --------------------------------------------------------------------------------------------------------------------------

    Restructuring and
     workforce reduction costs
     Workforce reduction
      Voluntary                $     0.6     $    25.5       $   --       $   26.1     $     --       $     --     $    --
      Involuntary                   24.2           --            0.9          25.1          49.7            --         49.7
     Lease termination               1.5           --            --            1.5           --             --          --
     Other                           0.4           --            0.8           1.2           2.0           0.9          2.9
   --------------------------------------------------------------------------------------------------------------------------
                                    26.7          25.5           1.7          53.9          51.7           0.9         52.6
   --------------------------------------------------------------------------------------------------------------------------
    Disbursements
     Workforce reduction
      Voluntary (Early
      Retirement Incentive
      Plan, Voluntary
      Departure Incentive
      Plan and other)                0.9           --           26.5          27.4           --           70.7         70.7
      Involuntary and other          8.4           --           28.8          37.2          16.3          28.8         45.1
     Lease termination               3.6           --            1.2           4.8           --            4.0          4.0
     Other                           0.4           --            0.8           1.2           1.8           1.3          3.1
   --------------------------------------------------------------------------------------------------------------------------
                                    13.3           --           57.3          70.6          18.1         104.8        122.9
   --------------------------------------------------------------------------------------------------------------------------
    Expenses greater than
      (less than) disbursements     13.4          25.5         (55.6)        (16.7)         33.6        (103.9)       (70.3)
    Other                            3.1           --            --            3.1           --             --           --
   --------------------------------------------------------------------------------------------------------------------------
   Change in restructuring          16.5          25.5         (55.6)        (13.6)         33.6        (103.9)       (70.3)
     and workforce reduction
     accounts payable and
     accrued liabilities
      Balance, beginning of
      period                          --           --           70.7          70.7            --         141.0        141.0
    --------------------------------------------------------------------------------------------------------------------------
      Balance, end of period   $    16.5     $    25.5       $  15.1      $   57.1     $    33.6    $     37.1     $   70.7
   ===========================================================================================================================


     (b)  Programs Initiated Prior to 2005
         Programs initiated in 2004: In the first quarter of 2004, a departmental reorganization was initiated, primarily in the Wireline segment information technology resources area, consolidating from 15 locations to two primary locations. This reorganization, which had an implementation cost in 2004 of approximately $12 million, is expected to enable greater efficiencies of scale and effectiveness of program delivery.

     In the third quarter of 2004, a departmental reorganization was initiated in the Wireline segment with the merging of two customer-facing business units. The resulting integration and consolidation aimed to improve the Company's competitiveness as well as its operating and capital productivity. This reorganization had an implementation cost in 2004 of approximately $24 million.

     In addition to the foregoing initiatives, the Company had undertaken additional activities in 2004 aimed at improving its operating and capital productivity and competitiveness. These additional activities had a cost in 2004 of approximately $16 million.

     As at December 31, 2005, no future expenses remain to be accrued or recorded under the programs initiated in 2004, but variances from estimates currently recorded may be recorded in subsequent periods.

         Operational Efficiency Program (2001-2003): In 2001, the Company initiated the phased Operational Efficiency Program aimed at improving the Company's operating and capital productivity and competitiveness. The first phase of the Operational Efficiency Program was to complete merger-related restructuring activities in TELUS Mobility and the reorganization for TELUS Communications. The second phase of the Operational Efficiency Program, which commenced at the beginning of 2002, continued to focus on reducing staff, but also entailed a comprehensive





NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     review of enterprise-wide processes to identify capital and operational efficiency opportunities. The third phase of the Operational Efficiency Program, which commenced in the third quarter of 2002, was focused on operationalizing the initiatives identified during the second phase review and included: streamlining of business processes; reducing the TELUS product portfolio and processes that support them; optimizing the use of real estate, networks and other assets; improving customer order management; reducing the scope of corporate support functions; consolidating operational and administrative functions; and consolidating customer contact centres.

     As at December 31, 2005, no future expenses remain to be accrued or recorded under the Operational Efficiency Program (2001-2003), but variances from estimates currently recorded may be recorded in subsequent periods.

     (c)  Programs Initiated in 2005

         General: In 2005, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integrations. These initiatives are aimed to improve the Company's operating and capital productivity. As at December 31, 2005, no future expenses remain to be accrued or recorded under the smaller initiatives initiated, and substantially completed, in 2005, but variances from estimates currently recorded may be recorded in subsequent periods.

         Office closures and contracting out: In connection with the collective agreement signed in the fourth quarter of 2005, as further discussed in
     Note 16(b), an accompanying letter of agreement set out the planned closure, on February 10, 2006, of a number of offices in British Columbia. This initiative is aimed to improve the Company's operating and capital productivity and is a component of the Company's competitive efficiency program. The approximately 250 bargaining unit employees affected by these office closures were offered the option of redeployment or participation in a voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan).

     Similarly, an additional accompanying letter of agreement set out that the Company intends to contract out specific non-core functions over the term of the collective agreement. This initiative is aimed at allowing the Company to focus its resources on those core functions that differentiate the Company for its customers and is a component of the Company's competitive efficiency program. The approximately 250 bargaining unit employees currently affected by contracting out initiatives were offered the option of redeployment or participation in the voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan).

     As at December 31, 2005, no future expenses remain to be accrued or recorded under the letter of agreement setting out the planned closure of a number of offices in British Columbia, but variances from estimates currently recorded may be recorded in subsequent periods. Other costs, such as other employee departures and those associated with real estate, will be incurred and recorded subsequent to December 31, 2005.

     As at December 31, 2005, no future expenses remain to be accrued or recorded under the letter of agreement setting out the contracting out of specific non-core functions, in respect of the approximately 250 bargaining unit employees currently affected, but variances from estimates currently recorded may be recorded in subsequent periods. Future costs will be incurred as the initiative continues.

         Integration of Wireline and Wireless operations: On November 24, 2005, the Company announced the integration of its Wireline and Wireless operations, an initiative that will continue into future years and that is a component of the Company's competitive efficiency program. During the year ended December 31, 2005, $3.0 million of restructuring and workforce reduction costs were recorded in respect of this initiative and were included with general programs initiated in 2005.

     (d)  2006

     The Company's estimate of restructuring and workforce reduction costs in 2006, arising from its competitive efficiency program, which includes the office closures and contracting out and integration of wireline and wireless operations, does not currently exceed $100 million.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6.   Financing Costs


   Years ended December 31 (millions)                                        2005                2004
   --------------------------------------------------------------------------------------------------------

   Interest on long-term debt                                           $      635.5        $      647.0
   Interest on short-term obligations and other                                  8.2                 8.5
   Foreign exchange(1)                                                           4.6                (3.1)
   Loss on redemption of long-term debt(2)                                      33.5                  --
   --------------------------------------------------------------------------------------------------------
                                                                               681.8               652.4
   Interest income
      Interest on tax refunds                                                  (25.2)              (26.2)
      Other interest income                                                    (33.5)              (12.9)
   --------------------------------------------------------------------------------------------------------
                                                                               (58.7)              (39.1)
   --------------------------------------------------------------------------------------------------------
                                                                        $      623.1        $      613.3
   ========================================================================================================

   (1)  For the year ended December 31, 2005, these amounts include losses (gains) of $(0.1) (2004 -
        $0.6), in respect of cash flow hedge ineffectiveness; no gains or losses were experienced arising from fair value hedge ineffectiveness.

   (2)  This amount includes a loss of $2.3, which arose from the associated settlement of financial instruments that were used to manage a portion of the interest rate risk associated with Canadian dollar denominated debt that was redeemed during the fourth quarter of 2005 (see Note 6 and Note
        14(b)).


7.   Income Taxes


   Years ended December 31 (millions)                                         2005               2004
   --------------------------------------------------------------------------------------------------------

    Current                                                              $      (18.0)       $     (125.8)
    Future                                                                      340.0               380.9
   --------------------------------------------------------------------------------------------------------
                                                                         $      322.0        $      255.1
   ========================================================================================================

     The Company's income tax expense differs from that calculated by applying statutory rates for the following reasons:


   Years ended December 31 ($ in millions)                      2005                          2004
   ------------------------------------------------------------------------------------------------------------

    Basic blended federal and provincial tax at
      statutory income tax rates                        $    352.3       34.2%      $   286.6         34.7%
    Change in estimates of available deductible
      differences in prior years                             (37.5)                      (9.1)
    Tax rate differential on, and consequential
      adjustments from, reassessment of prior year
      tax issues                                             (13.9)                     (41.2)
    Share option compensation                                  4.9                        6.6
    Revaluation of future income tax asset and
      liability for changes in statutory income
      tax rates                                               (5.1)                     (12.9)
    Other                                                      4.8                        6.6
   ------------------------------------------------------------------------------------------------------------
                                                             305.5       29.7%          236.6         28.7%
   Large corporations tax                                     16.5                       18.5
   ------------------------------------------------------------------------------------------------------------
    Income tax expense per Consolidated Statements
      of Income                                         $    322.0       31.3%      $   255.1         30.9%
   ============================================================================================================




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     As referred to in Note 1(b), the Company must make significant estimates in respect of the composition of its future income tax asset and future income tax liability. The operations of the Company are complex, and related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question. Temporary differences comprising the future income tax asset (liability) are estimated as follows:

     As at December 31 (millions)                                              2005               2004
     ---------------------------------------------------------------------------------------------------------

     Capital assets
       Property, plant, equipment, other and intangible assets
         subject to amortization                                           $    (8.4)          $   (13.4)
       Intangible assets with indefinite lives                                (974.4)             (991.9)
     Pension amounts                                                          (171.4)             (132.8)
     Losses available to be carried forward                                    164.0               424.9
     Reserves not currently deductible                                         111.3               167.9
     Other                                                                      81.4                91.6
     ---------------------------------------------------------------------------------------------------------
                                                                           $  (797.5)          $  (453.7)
     =========================================================================================================
     Presented on the Consolidated Balance Sheets as:
       Future income tax asset
         Current                                                           $   226.4           $   438.4
         Non-current                                                              --                99.8
     ---------------------------------------------------------------------------------------------------------
                                                                               226.4               538.2
       Future income tax liability                                          (1,023.9)             (991.9)
     ---------------------------------------------------------------------------------------------------------
       Net future income tax asset (liability)                             $  (797.5)          $  (453.7)
     =========================================================================================================

     The Company expects to be able to substantially utilize its non-capital losses over the next two years. The Company's assessment is that the risk of expiry of such non-capital losses is remote.

     The Company conducts research and development activities, which are eligible to earn Investment Tax Credits. During the year ended December 31, 2005, the Company recorded Investment Tax Credits of $0.4 million (2004 - $0.6 million), all of which was recorded as a reduction of "Operations expense".

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

     The following tables present the reconciliations of the numerators and denominators of the basic and diluted per share computations.


     Years ended December 31 (millions)                                            2005                2004
     -----------------------------------------------------------------------------------------------------------

     Net income                                                                 $      700.3        $    565.8
     Deduct:
        Preference and preferred share dividends                                         --                1.8
        Redemption premium on preference and preferred shares in
          excess of amount chargeable to contributed surplus                             --                2.3
     ------------------------------------------------------------------------------------------------------------
     Diluted Common Share and Non-Voting Share income                           $      700.3        $    561.7
     ============================================================================================================

     Years ended December 31 (millions)                                             2005                2004
     ------------------------------------------------------------------------------------------------------------
     Basic total weighted average Common Shares and Non-Voting
       Shares outstanding                                                              357.1             355.3
     Effect of dilutive securities
        Exercise of share options                                                        3.9               2.0
        Exercise of warrants (see Note 15(c))                                            --                0.3
   --------------------------------------------------------------------------------------------------------------
     Diluted total weighted average Common Shares and Non-Voting Shares outstanding    361.0             357.6
   ==============================================================================================================


     For the year ended December 31, 2005, certain outstanding share options, in the amount of 1.1 million (2004 - 7.9 million) were not included in the computation of diluted income per Common Share and Non-Voting Share because the share options' exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods. Convertible debentures, which were convertible into 3.8 million shares, were not included in the computation of diluted income per Common Share and Non-Voting Share for the year ended December 31, 2004, as they were antidilutive. The redemption of convertible debentures is further discussed in Note 14(d).



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9.   Share-Based Compensation

     (a)  Details of Share-Based Compensation Expense
     Reflected in the Consolidated Statements of Income as "Operations expense" are the following share-based compensation amounts:


     Years ended December 31 (millions)                                                     2005              2004
     ---------------------------------------------------------------------------------------------------------------------

     Share options                                                                        $    14.2        $   19.1
     Restricted stock units                                                                    18.5             9.4
     Employee share purchase plan                                                              35.7            23.0
     ---------------------------------------------------------------------------------------------------------------------
     Amounts recognized as Operations expense in consolidated statements of income             68.4            51.5
     Less - Income tax benefit arising from share-based compensation (see Note 7)              18.5            11.2
     ---------------------------------------------------------------------------------------------------------------------
                                                                                          $    49.9        $   40.3
     =====================================================================================================================

     (b)  Share Options
     Effective January 1, 2004, for purposes of Canadian generally accepted accounting principles, the Company applies the fair value based method of accounting for share-based compensation awards granted to employees. As only share options granted after 2001 are included, the compensation expense arising from share options is not likely to be representative of the effects on reported net income for future years. Share options typically vest over a three-year period (the requisite service period), but may vest over periods of up to five years. The vesting method of share options, which is determined at the date of grant, may be either cliff or graded.

     The weighted average fair value of options granted, and the weighted average assumptions used in the fair value estimation at the time of grant, using the Black-Scholes model (a closed-form option pricing model), are as follows:


     Years ended December 31                                             2005           2004
     -------------------------------------------------------------------------------------------

     Share option fair value (per share option)                     $    12.08       $   7.76
     Risk free interest rate                                              3.8%           3.9%
     Expected lives(1) (years)                                            4.7            4.5
     Expected volatility                                                 38.9%          40.0%
     Dividend yield                                                       2.3%           2.5%
     -------------------------------------------------------------------------------------------

     (1) The maximum contractual term of the share options granted in 2005 and 2004 was seven years.

     The risk free interest rate used in determining the fair value of the share options is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share options are based on historical share option exercise data of the Company. Similarly, expected volatility is based on historical volatility of the Company's Non-Voting Shares. The dividend yield is the annualized dividend current at the date of grant divided by the share option exercise price. Dividends are not paid on unexercised share options and are not subject to vesting.

     Had weighted average assumptions for grants of share options that are reflected in the expense disclosures above been varied by 10% and 20% changes, the compensation cost arising from share options for the year ended December 31, 2005, would have varied as follows:


                                                                     Hypothetical change
                                                                      in assumptions(1)
     ($ in millions)                                                 10%              20%
     -----------------------------------------------------------------------------------------

     Risk free interest rate                                     $     0.2        $     0.5
     Expected lives (years)                                      $     0.5        $     1.0
     Expected volatility                                         $     1.2        $     2.4
     Dividend yield                                              $     0.3        $     0.6
     -----------------------------------------------------------------------------------------

     (1) These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in a decreased amount, and unfavourable hypothetical changes in the assumptions result in an increased amount, of the pro forma compensation cost arising from share options. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear; in particular, variations in expected lives are constrained by vesting periods and legal lives. Also, in this table, the effect of a variation in a particular assumption on the amount of the pro forma compensation cost arising from share options is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in risk free interest rates may result in increased dividend yields), which might magnify or counteract the sensitivities.

     (c)  Restricted Stock Units
     The Company uses restricted stock units as a form of incentive compensation. Each restricted stock unit is equal in value to one Non-Voting Share and the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share are recorded as additional restricted stock units during the life of the restricted stock unit. The restricted stock units become payable as they vest over their lives. Typically, the restricted stock units vest over a period of 33 months. The



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     vesting method, which is determined at the date of grant, may be either cliff or graded. The following table presents a summary of the activity related to the Company's restricted stock units.


     Years ended December 31                                  2005                                        2004
     -------------------------------------------------------------------------------    -------------------------------------
                                                                                                                  Weighted
                                            Number of restricted          Weighted      Number of restricted       average
                                                stock units               average           stock units             grant
                                           ------------------------      grant date    -----------------------    date fair
                                           Non-vested      Vested        fair value     Non-vested      Vested      value
     ------------------------------------------------------------------------------------------------------------------------

     Outstanding, beginning of period
       Non-vested                             880,053          --      $    23.36         237,857        --       $   16.48
       Vested                                    --         118,434         18.47            --        78,773         16.34
     Issued
       Initial allocation                   1,076,966          --           37.91         884,624        --           24.11
       In lieu of dividends                    33,421          --           43.30          27,479        --           25.02
     Vested                                  (158,877)      158,877         19.67        (224,174)    224,174         16.48
     Settled in cash                             --        (214,874)        18.46            --      (184,513)        17.93
     Forfeited and cancelled                 (186,033)         --           32.08         (45,733)       --           24.12
     ------------------------------------------------------------------------------------------------------------------------
     Outstanding, end of period
       Non-vested                           1,645,530          --           32.16         880,053        --           23.36
       Vested                                    --          62,437    $    26.43            --       118,434     $   18.47
     ========================================================================================================================

     With respect to certain issuances of restricted stock units, the Company entered into cash-settled equity forward agreements that fix the cost to the Company, as set out in the following table:


                                                                                                          Cost fixed
                                                                                                            to the
                                                                                       Number of          Company per
                                                                                       restricted         restricted
                                                                                      stock units         stock unit
     ------------------------------------------------------------------------------------------------------------------

     Issued in first quarter of 2004; cliff vesting in the fourth quarter of 2006          652,550        $      26.61
     Issued in first quarter of 2005; cliff vesting in the fourth quarter of 2007          600,000        $      40.91
     Issued in fourth quarter of 2005; cliff vesting in the fourth quarter of 2008         160,000        $      50.91
     ------------------------------------------------------------------------------------------------------------------


     The following is a schedule of vesting of the Company's non-vested restricted stock units outstanding as at December 31, 2005:

                                                           Number of
                                                          restricted
     Years ending December 31 (millions)                  stock units
     ------------------------------------------------------------------
     2006                                                    724,978
     2007                                                    690,534
     2008                                                    230,018
     ------------------------------------------------------------------
                                                           1,645,530
     ==================================================================

     (d)  Employee Share Purchase Plan
     The Company has an employee share purchase plan under which eligible employees can purchase Common Shares through regular payroll deductions by contributing between 1% and 10% of their pay. The Company contributes 45%, for the employee population up to a certain job classification, for every dollar contributed by an employee, to a maximum of 6% of employee pay; for more highly compensated job classifications, the Company contributes 40%. Commencing July 25, 2005, and concluding November 19, 2005, the Company increased its contribution to 100% for all plan participants, other than the executive leadership team, up to 6% of participants' eligible pay. There are no vesting requirements and the Company records its contributions as a component of operating expenses.


     Years ended December 31 ($ in millions)                2005                             2004
     ----------------------------------------------------------------------------------------------------------
                                                  Number of                     Number of
                                                    shares          Total         shares              Total
     ----------------------------------------------------------------------------------------------------------

     Employee contributions                       1,470,251    $    61.9          2,218,645        $   57.4
     Company contributions                          824,847         35.7            887,949            23.0
     ----------------------------------------------------------------------------------------------------------
                                                  2,295,098    $    97.6          3,106,594        $   80.4
     ==========================================================================================================
     Source of Common Shares purchased
       Market purchase                            2,295,098    $    97.6            871,304        $   24.3
       Treasury issuance                                 --           --          2,235,290            56.1
   ------------------------------------------------------------------------------------------------------------
                                                  2,295,098    $    97.6          3,106,594        $   80.4
   ============================================================================================================




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to February 2001 and subsequent to November 1, 2004, all Common Shares issued to employees under the plan were purchased on the market at normal trading prices; in the intervening period, shares were also issued from Treasury.

     (e)  Unrecognized, Non-Vested Share-Based Compensation
     As at December 31, 2005, compensation cost related to non-vested share-based compensation that has not yet been recognized is set out in the following table and is expected to be recognized over a weighted average period of 2.8 years (2004 - 1.6 years).

     These disclosures are not likely to be representative of the effects on reported net income for future years for the following reasons:
     o    these amounts reflect an estimate of forfeitures;
     o    these amounts do not reflect any provision for future awards;
     o these amounts do not reflect any provision changes in the intrinsic value for vested restricted stock units; and
     o for non-vested restricted stock units, these amounts reflect intrinsic values as at the balance sheet dates.


     As at December 31 (millions)                                      2005           2004
     --------------------------------------------------------------------------------------------

     Share options                                                   $  27.1        $  21.0
     Restricted stock units(1)                                          31.8           13.1
     --------------------------------------------------------------------------------------------
                                                                     $  58.9        $  34.1
     ============================================================================================

     (1) The compensation cost that has not yet been recognized in respect of non-vested restricted stock units is calculated based upon the intrinsic value of the non-vested restricted stock units as at the balance sheet date, net of the impacts of associated cash-settled equity forward agreements.

10.  Accounts Receivable
     On July 26, 2002, TELUS Communications Inc., a wholly-owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, with an arm's-length securitization trust under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully-serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This "revolving-period" securitization agreement has an initial term ending July 18, 2007. TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the initial term; at December 31, 2005, the rating was A (low).


     As at December 31 (millions)                                      2005             2004
     -------------------------------------------------------------------------------------------

     Total managed portfolio                                       $    1,129.3   $    1,021.7
     Securitized receivables                                             (599.2)        (181.3)
     Retained interest in receivables sold                                 80.2           23.1
     -------------------------------------------------------------------------------------------
     Receivables held                                              $      610.3   $      863.5
     ===========================================================================================

     For the year ended December 31, 2005, the Company recognized losses of $3.9 million (2004 - $1.1 million) on the sale of receivables arising from the securitization.

     Cash flows from the securitization are as follows:


     Years ended December 31 (millions)                                               2005               2004
     -----------------------------------------------------------------------------------------------------------

     Cumulative proceeds from securitization, beginning of period                $      150.0      $      300.0
     Proceeds from new securitizations                                                  350.0                --
     Securitization reduction payments                                                     --            (150.0)
     -----------------------------------------------------------------------------------------------------------
     Cumulative proceeds from securitization, end of period                      $      500.0      $      150.0
     ===========================================================================================================
     Proceeds from collections reinvested in revolving-period securitizations    $    1,679.3      $    1,745.6
     ===========================================================================================================
     Proceeds from collections pertaining to retained interest                   $      275.3      $      313.6
     ===========================================================================================================



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The key economic assumptions used to determine the loss on sale of receivables, the future cash flows and fair values attributed to the retained interest, as further discussed in Note 1(l), are as follows:


     Years ended December 31                                            2005              2004
     ----------------------------------------------------------------------------------------------

     Expected credit losses as a percentage of accounts
       receivable sold                                                   1.2%             1.4%
     Weighted average life of the receivables sold (days)                39               39
     Effective annual discount rate                                      3.6%             3.4%
     Servicing                                                           1.0%             1.0%
   ------------------------------------------------------------------------------------------------


     Generally, the sold trade receivables do not experience prepayments.

     At December 31, 2005, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% changes in those assumptions are as follows:


                                                                                     Hypothetical change
                                                                                      in assumptions(1)
     ($ in millions)                                                 2005            10%            20%
     -----------------------------------------------------------------------------------------------------

     Carrying amount/fair value of future cash flows              $    80.2
     Expected credit losses as a percentage of accounts
       receivable sold                                                            $    0.7        $   1.4
     Weighted average life of the receivables sold (days)                         $     --        $   0.1
     Effective annual discount rate                                               $     --        $   0.1
     -----------------------------------------------------------------------------------------------------

     (1) These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in an increased value, and unfavourable hypothetical changes in the assumptions result in a decreased value, of the retained interest in receivables sold. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in increased credit losses), which might magnify or counteract the sensitivities.

11.  Capital Assets

     (a)  Capital Assets, Net


                                                                    Accumulated
                                                                 Depreciation and
                                                        Cost       Amortization             Net Book Value
     --------------------------------------------------------------------------------------------------------------
     As at December 31 (millions)                                                         2005            2004
     --------------------------------------------------------------------------------------------------------------

     Property, plant, equipment and other
      Telecommunications assets                   $   17,583.7    $   12,092.8       $    5,490.9   $    5,814.3
      Assets leased to customers                         529.6           466.2               63.4          106.5
      Buildings and leasehold improvements             1,754.8           916.8              838.0          852.6
      Office equipment and furniture                     980.7           717.6              263.1          253.8
      Assets under capital lease                          18.5             6.1               12.4           11.7
      Other                                              329.3           244.4               84.9           91.1
      Land                                                46.7              --               46.7           46.8
      Assets under construction                          516.4              --              516.4          329.6
      Materials and supplies                              23.6              --               23.6           21.8
     --------------------------------------------------------------------------------------------------------------
                                                      21,783.3        14,443.9            7,339.4        7,528.2
     --------------------------------------------------------------------------------------------------------------
     Intangible assets subject to amortization
      Subscriber base                                    362.9           116.2              246.7          268.2
      Software                                         1,207.1           884.4              322.7          388.4
      Access to rights-of-way and other                  119.3            51.2               68.1           80.4
     --------------------------------------------------------------------------------------------------------------
                                                       1,689.3         1,051.8              637.5          737.0
     --------------------------------------------------------------------------------------------------------------
     Intangible assets with indefinite lives
      Spectrum licences(1)                             3,983.1         1,018.5            2,964.6        2,955.8
     --------------------------------------------------------------------------------------------------------------
                                                  $   27,455.7    $   16,514.2       $   10,941.5   $   11,221.0
     ==============================================================================================================

     (1) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The following table presents items included in capital expenditures.


     Years ended December 31 (millions)                               2005          2004
     ---------------------------------------------------------------------------------------

     Additions of intangible assets
       - Subject to amortization                                 $    191.8      $   227.8
       - With indefinite lives                                          8.8            1.2
     ---------------------------------------------------------------------------------------
                                                                 $    200.6      $   229.0
     =======================================================================================

     The following table presents items included in capital expenditures.

     Years ended December 31 (millions)                                2005         2004
     ---------------------------------------------------------------------------------------

     Capitalized internal labour costs                           $    213.0       $  255.3
     =======================================================================================

     (b)  Intangible Assets Subject to Amortization
     Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at December 31, 2005, for each of the next five fiscal years is as follows:

     Years ending December 31 (millions)
     -------------------------------------------------------------------------------------
     2006                                                                   $   211.8
     2007                                                                       124.7
     2008                                                                        44.8
     2009                                                                         9.7
     2010                                                                         8.0


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

     Consistent with current industry-specific valuation methods, a combination of the discounted cash flow approach, the market-comparable approach and analytical review of industry and Company-specific facts is used in determining the fair value of its spectrum licences and goodwill. The discounted cash flow methodology uses management's best estimate of the cash flows and a discount rate established by calculating a weighted average cost of capital for each reporting unit. The market comparable approach uses current (at the time of test) market consensus estimates and equity trading prices for U.S. and Canadian firms in the same industry. In addition, the Company ensures that the combination of the valuations of the reporting units is reasonable based on current market values of the Company.

     Based upon sensitivity testing conducted as a part of the December 2005 annual test, and the results of operations for 2005, the Company estimates that its annual cash flows would be sufficient to recover the carrying value of its intangible assets with indefinite lives and goodwill. A component of the sensitivity testing was a break-even analysis; an assumption of no growth rate, with all other assumptions being held constant, resulted in the Company continuing to be able to recover the carrying value of its intangible assets with indefinite lives and goodwill for the foreseeable future. Stress testing included moderate declines in annual cash flows with all other assumptions being held constant; this too resulted in the Company continuing to be able to recover the carrying value of its intangible assets with indefinite lives and goodwill for the foreseeable future.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


12.  Goodwill


     Years ended December 31 (millions)                                            2005                2004
     ----------------------------------------------------------------------------------------------------------

     Balance, beginning of period                                             $    3,126.8        $    3,118.0
     Goodwill arising from current period acquisitions                                24.5                 6.9
     Goodwill arising from contingent consideration paid in respect
       of a prior year's acquisition                                                   7.9                  --
     Foreign exchange on goodwill of self-sustaining foreign operations               (2.3)                1.3
     Other                                                                              --                 0.6
     ----------------------------------------------------------------------------------------------------------
     Balance, end of period                                                   $    3,156.9        $    3,126.8
     ==========================================================================================================

         Ambergris Solutions Inc.: The goodwill addition in the year ended December 31, 2005, none of which is expected to be deductible for tax purposes, arose from the cash acquisition of an effective 52.5% economic interest in Ambergris Solutions Inc., a business process outsourcing company. The acquisition was effected in two steps: one on February 15, 2005, for an effective 49% economic interest and one on May 13, 2005, for an effective 3.5% economic interest. The initial effective 49% economic interest resulted in the Company controlling Ambergris Solutions Inc. as the Company controlled, but did not wholly-own, an intermediate holding company which, in turn, controlled, but did not wholly-own, Ambergris Solutions Inc. This investment was made with a view to enhancing the Company's competitiveness in contact centre offerings. The primary factor that contributed to a purchase price that resulted in the recognition of goodwill is the low degree of net tangible assets in the industry relative to the market value of established Asian operations. Effective February 15, 2005, Ambergris Solutions Inc.'s results are included in the Company's Consolidated Statements of Income and are included in the Company's Wireline segment.

         Adcom Inc.: The 2004 goodwill addition, none of which is expected to be deductible for tax purposes, arose from the November 15, 2004, cash acquisition of Adcom Inc., a national videoconferencing company. The investment was made with a view to the ongoing advancement of the Company's national data and Internet protocol growth strategy. The primary factor that contributed to a purchase price that resulted in the recognition of goodwill is the low degree of net tangible assets relative to the earnings capacity of the acquired business. Effective the same date, Adcom Inc.'s results are included in the Company's Consolidated Statements of Income and are included in the Company's Wireline segment.

         Summarized balance sheet information: The following is a summarized balance sheet disclosing the fair values assigned to each major asset and liability class as at the dates of acquisition:


                                                                             Ambergris
     (millions)                                                           Solutions Inc.     Adcom Inc.
     ----------------------------------------------------------------------------------------------------

     Assets
       Current Assets                                                     $     8.4        $     5.9
     ----------------------------------------------------------------------------------------------------
       Capital Assets, Net
         Property, plant, equipment and other                                  13.3              1.0
         Intangible assets subject to amortization(1)                            --              1.5
     ----------------------------------------------------------------------------------------------------
                                                                               13.3              2.5
     ----------------------------------------------------------------------------------------------------
       Other Assets
         Future income taxes                                                     --              2.9
         Other                                                                  0.5               --
         Goodwill                                                              24.5              6.9
     ----------------------------------------------------------------------------------------------------
                                                                               25.0              9.8
     ----------------------------------------------------------------------------------------------------
                                                                          $    46.7        $    18.2
     ====================================================================================================
     Liabilities
       Current Liabilities                                                $     6.9        $     5.6
       Future Income Taxes                                                      5.4              0.4
     ----------------------------------------------------------------------------------------------------
                                                                               12.3              6.0
     ----------------------------------------------------------------------------------------------------
     Non-Controlling Interest                                                   5.0               --
     ----------------------------------------------------------------------------------------------------
     Purchase Price                                                            29.4             12.2
     ----------------------------------------------------------------------------------------------------
                                                                          $    46.7        $    18.2
     ====================================================================================================

     (1)  Intangible assets subject to amortization will be amortized on a straight-line basis over four years.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         Pro forma supplemental information: The following pro forma supplemental information represents certain results of operations as if the business acquisitions had been completed as at the beginning of the periods presented.


     Years ended December 31 ($ in millions except
     per share amounts)                                             2005                                   2004
     ----------------------------------------------------------------------------------------------------------------------------

                                                         As reported        Pro forma(1)       As reported         Pro forma(2)
     Operating revenues                                 $    8,142.7       $    8,147.5       $    7,581.2        $    7,630.3
     Net income                                         $      700.3       $      700.8       $      565.8        $      569.1
     Income per Common Share and Non-Voting Share
       - Basic                                          $       1.96       $       1.96       $       1.58        $       1.59
       - Diluted                                        $       1.94       $       1.94       $       1.57        $       1.58
     ----------------------------------------------------------------------------------------------------------------------------

     (1)  Pro forma amounts for 2005 reflect Ambergris Solutions Inc.
     (2) Pro forma amounts for 2004 reflect Ambergris Solutions Inc. and Adcom Inc. Adcom Inc. was purchased effective November 15, 2004, and its results have been included in the Company's Consolidated Statements of Income effective the same date.

13.  Short-Term Obligations

     At December 31, 2005, the Company's available bilateral bank facilities totalled $74 million, unchanged from 2004, none of which was utilized in the form of an overdraft, also unchanged from 2004; $7.3 million (2004 - $7.2 million) was utilized as outstanding undrawn letters of credit.

14.  Long-Term Debt

     (a)  Details of Long-Term Debt


     ($ in millions)                                                                    As at December 31
     Series                     Rate of interest               Maturity              2005             2004
     ------------------------------------------------------------------------------------------------------------

     TELUS Corporation Notes
          U.S. (2)                     7.5%(1)                 June 2007        $    1,354.4       $    1,398.6
          U.S. (3)                     8.0%(1)                 June 2011             2,230.6            2,303.9
           CA                          7.5%(1)                 June 2006                  --            1,574.6
     ------------------------------------------------------------------------------------------------------------
                                                                                     3,585.0            5,277.1
     ------------------------------------------------------------------------------------------------------------
     TELUS Corporation Credit
        Facilities                     5.00%                   May 2008                142.0                 --
     ------------------------------------------------------------------------------------------------------------
     TELUS Corporation Convertible Debentures
                                       6.75%(1)                June 2010                  --              141.6
     ------------------------------------------------------------------------------------------------------------
     TELUS Communications Inc. Debentures
             1                        12.00%(1)                May 2010                 50.0               50.0
             2                        11.90%(1)                November 2015           125.0              125.0
             3                        10.65%(1)                June 2021               175.0              175.0
             5                         9.65%(1)                April 2022              249.0              249.0
             B                         8.80%(1)                September 2025          200.0              200.0
     ------------------------------------------------------------------------------------------------------------
                                                                                       799.0              799.0
     ------------------------------------------------------------------------------------------------------------
     TELUS Communications Inc. First Mortgage Bonds
             U                        11.50%(1)                July 2010                30.0               30.0
     ------------------------------------------------------------------------------------------------------------
     TELUS Communications Inc. Medium Term Notes
             1                         7.10%(1)                February 2007            70.0               70.0
     ------------------------------------------------------------------------------------------------------------
     Capital leases issued at varying rates of interest
       from 4.1% to 16.7% and maturing on various dates up to 2013                      12.5               10.7
     ------------------------------------------------------------------------------------------------------------
     Other                                                                               6.4                8.1
     ------------------------------------------------------------------------------------------------------------
     Total debt                                                                      4,644.9            6,336.5
     Less - current maturities                                                           5.0                4.3
     ------------------------------------------------------------------------------------------------------------
     Long-Term Debt                                                             $    4,639.9       $    6,332.2
     ============================================================================================================

     (1)  Interest is payable semi-annually.
     (2)  Principal face value of notes is U.S.$1,166.5 million (2004 -
          U.S.$1,166.5 million).
     (3)  Principal face value of notes is U.S.$1,925.0 million (2004 -
          U.S.$1,925.0 million).




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

         2007 and 2011 (U.S. Dollar) Notes: In May 2001, the Company issued U.S.$1.3 billion 2007 Notes at a price of U.S.$995.06 per U.S.$1,000.00 of principal to the public and U.S.$2.0 billion 2011 Notes at a price of U.S.$994.78 per U.S.$1,000.00 of principal to the public. The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 nor more than 60 days' prior notice, at a redemption price equal to the greater of (i) the present value of the notes discounted at the Adjusted Treasury Rate plus 25 basis points in the case of the 2007 Notes and 30 basis points in the case of the 2011 Notes, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

         2007 and 2011 Cross Currency Interest Rate Swap Agreements: With respect to the 2007 and 2011 (U.S. Dollar) Notes, U.S.$3.1 billion (2004 - U.S.$3.1 billion) in aggregate, the Company entered into cross currency interest rate swap agreements which effectively convert the principal repayments and interest obligations to Canadian dollar obligations with effective fixed interest rates of 8.109% (2004 - 8.109%) and 8.493% (2004
     - 8.493%), respectively.

     The cross currency interest rate swap agreements contain an optional early termination provision which states that either party may elect to terminate these swap agreements on May 30, 2006, if (i) the highest of the long-term unsecured unsubordinated debt ratings of the Company falls below BBB as determined by Standard & Poor's Rating Services or Baa2 as determined by Moody's Investors Service or (ii) in the case of these two ratings having a difference of two or more rating increments, the lower of the two ratings is below BBB- or Baa3 or (iii) the rating for the Company's counterparties fall below A or A2.

     The counterparties of the swap agreements are highly rated financial institutions and the Company does not anticipate any non-performance. TELUS has not required collateral or other security from the counterparties due to its assessment of their creditworthiness (see Note
     4).

     As further discussed in Note 1(g), the Company translates items such as the U.S. Dollar notes into equivalent Canadian dollars at the rate of exchange in effect at the balance sheet date. The swap agreements, which at December 31, 2005, comprised a deferred hedging liability of $1,154.3 million, as set out in Note 17(b) (2004 - $1,032.6 million), in addition to fixing the Company's effective interest rate, effectively fix the economic exchange rate of the U.S. Dollar notes at $1.54:U.S.$1.00 (2004 - $1.54:U.S.$1.00). The asset value of the swap agreements increases (decreases) when the balance sheet date exchange rate increases (decreases) the Canadian dollar equivalent of the U.S. Dollar notes.

         2006 (Canadian Dollar) Notes: In May 2001, the Company issued $1.6 billion 7.50%, Series CA, Notes at a price of $992.30 per $1,000.00 of principal to the public. The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days' prior notice, at a redemption price equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus 35 basis points, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

     During the third quarter of 2002, the Company repurchased 7.50%, Series CA, Notes with a face value of $22.0 million.

     On October 17, 2005, the Company exercised its right to early redeem, on December 1, 2005, the remaining $1,578.0 million of 7.50%, Series CA, Notes outstanding. The loss on redemption, as set out in Note 6, was $33.5 million.

         2006 Interest Rate Swap Agreements: In 2004 the Company entered into a series of interest rate swap agreements which resulted in the notional conversion of $500 million of the 7.50%, Series CA, Notes from a fixed interest rate of 7.5% to a floating interest rate based upon the three-month Banker's Acceptance Canadian Dollar Offered Rate plus a spread. The counterparties of the swap agreements were highly rated financial institutions and the Company did not anticipate any non-performance. TELUS had not required collateral or other security from the counterparties due to its assessment of their creditworthiness. The swap agreements were terminated concurrent with the redemption of the 7.50%, Series CA, Notes.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     (c)  TELUS Corporation Credit Facilities
     On May 4, 2005, TELUS Corporation entered into a new $1.6 billion bank credit facility with a syndicate of financial institutions. The new credit facilities consist of: (i) an $800 million (or U.S. Dollar equivalent) revolving credit facility expiring on May 7, 2008, to be used for general corporate purposes, and (ii) an $800 million (or U.S. Dollar equivalent) revolving credit facility expiring on May 4, 2010, to be used for general corporate purposes. These new facilities replaced the Company's existing committed credit facilities prior to the availability termination dates of such facilities.

     TELUS Corporation's new credit facilities are unsecured and bear interest at prime rate, U.S. Dollar Base Rate, a bankers' acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the credit facilities), plus applicable margins. The credit facilities contain customary representations, warranties and covenants including two financial quarter end financial ratio tests. The financial ratio tests are that the Company may not permit its long-term debt to operating cash flow ratio to exceed 4.0:1 and may not permit its operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facilities.

     Continued access to TELUS Corporation's credit facilities is not contingent on the maintenance by TELUS Corporation of a specific credit rating.


                                                                                Outstanding,
                                                                                 undrawn
                                                    Gross                       letters of
   As at December 31, 2005 (millions)              available         Drawn       credit          Net available
   --------------------------------------------------------------------------------------------------------------

     Revolving credit facility expiring
        May 7, 2008                             $     800.0       $    142.0    $    100.6        $   557.4
        May 4, 2010                                   800.0               --            --            800.0
   --------------------------------------------------------------------------------------------------------------
                                                $   1,600.0       $    142.0    $    100.6        $ 1,357.4
   ==============================================================================================================

     (d)  TELUS Corporation Convertible Debentures
     The 6.75% convertible debentures were unsecured, subordinated obligations of the Company that were to mature on June 15, 2010, and were convertible at the holders' option into Non-Voting Shares of the Company at a rate reflecting a share price of $39.73. The convertible debentures were not redeemable prior to June 15, 2003. Redemption in the period from June 15, 2003, through June 15, 2005, was allowed if the average trading price of the Non-Voting Shares for a defined period exceeds 125% of the conversion price.

     The holder's embedded conversion option was valued using the residual value approach and was presented as a component of shareholders' equity in
     Note 15(a). Commencing with the Company's 2004 fiscal year, the Company classified the convertible debentures as a liability on its balance sheet in response to 2003 amendments to the recommendations of the CICA for the presentation and disclosure of financial instruments (CICA Handbook
     Section 3860) specifically concerning the classification of obligations that an issuer can settle with its own equity instruments.

     On May 9, 2005, the Company provided notice of redemption for its convertible debentures at par, plus accrued and unpaid interest, for redemption on June 16, 2005. Convertible debenture holders exercised conversion options resulting in $131.7 million of convertible debenture principal being converted into 3,316,047 Non-Voting Shares, as presented in Note 15(b). The conversion option in respect of $17.9 million of convertible debenture principal was not exercised and this principal amount was redeemed on June 16, 2005.

     (e)  TELUS Communications Inc. Debentures
     The outstanding Series 1 through 5 debentures were issued by BC TEL, a predecessor corporation of TELUS Communications Inc., under a Trust Indenture dated May 31, 1990, and are non-redeemable.

     The outstanding Series B Debentures were issued by AGT Limited, a predecessor corporation of TELUS Communications Inc., under a Trust Indenture dated August 24, 1994, and a supplemental trust indenture dated September 22, 1995. They are redeemable at the option of the Company, in whole at any time or in part from time to time, on not less than 30 days' notice at the higher of par and the price calculated to provide the Government of Canada Yield plus 15 basis points.

     Pursuant to an amalgamation on January 1, 2001, the Debentures became obligations of TELUS Communications Inc. The debentures are not secured by any mortgage, pledge or other charge and are governed by certain covenants including a negative pledge and a limitation on issues of additional debt, subject to a debt to capitalization ratio and interest coverage test.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

     (g)  TELUS Communications Inc. Medium Term Notes
     The medium term notes were issued under a trust indenture dated September 1, 1994, as supplemented from time to time, and are unsecured and not redeemable prior to maturity. New issues of medium term notes are subject to restrictions as to debt ratio and interest coverage. Pursuant to a corporate reorganization effected July 1, 2004, the outstanding TELUS Communications (Quebec) Inc. Medium Term Notes became obligations of TELUS Communications Inc.

     (h)  Long-Term Debt Maturities
     Anticipated requirements to meet long-term debt repayments during each of the five years ending December 31 are as follows:

     (millions)                                                     Total(1)
     ------------------------------------------------------------------------
     2006                                                      $        5.0
     2007                                                           1,873.4
     2008                                                             147.5
     2009                                                               1.5
     2010                                                              81.7

     (1)  Where applicable, repayments reflect hedged foreign exchange rates.

15.  Shareholders' Equity

     (a)  Details of Shareholders' Equity


     As at December 31 ($ in millions except per share amounts)                     2005             2004
     -----------------------------------------------------------------------------------------------------------

     Convertible debentures conversion option (Note 14(d))                     $       --        $        8.8
     -----------------------------------------------------------------------------------------------------------
     Preferred equity
        Authorized                         Amount
          First Preferred Shares       1,000,000,000
          Second Preferred Shares      1,000,000,000
     Common equity
      Share capital
        Shares
          Authorized                       Amount
            Common Shares              1,000,000,000
            Non-Voting Shares          1,000,000,000
          Issued
            Common Shares (b)                                                     2,311.6             2,407.5
            Non-Voting Shares (b)                                                 3,556.7             3,426.7
   -----------------------------------------------------------------------------------------------------------
                                                                                  5,868.3             5,834.2
   -----------------------------------------------------------------------------------------------------------
      Other
        Options and warrants (c)                                                      5.9                26.9
        Accrual for shares issuable under channel stock incentive plan (d)             --                 0.8
   -----------------------------------------------------------------------------------------------------------
                                                                                      5.9                27.7
   -----------------------------------------------------------------------------------------------------------
      Cumulative foreign currency translation adjustment                             (7.3)               (2.2)
      Retained earnings                                                             849.7             1,008.1
      Contributed surplus (e)                                                       153.4               149.0
   -----------------------------------------------------------------------------------------------------------
                                                                                  6,870.0             7,016.8
   -----------------------------------------------------------------------------------------------------------
     Total Shareholders' Equity                                                $  6,870.0        $    7,025.6
   ===========================================================================================================




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     (b)  Changes in Common Shares and Non-Voting Shares


     Years ended December 31 ($ in millions)                        2005                               2004
     -----------------------------------------------------------------------------------------------------------------------
                                                        Number of                             Number of
                                                          shares           Share capital       shares       Share capital
     -----------------------------------------------------------------------------------------------------------------------

     Common Shares
      Beginning of period                              192,748,738       $    2,407.5        190,800,015        $    2,349.1
      Exercise of share options (f)                      1,000,328               32.2            267,584                 6.5
      Purchase of shares for cancellation pursuant
        to normal course issuer bid (g)                (10,137,769)            (127.1)          (755,711)               (9.4)
      Expiration of predecessor share exchange
        privilege (h)                                      (80,642)              (1.0)                --                  --
      Employees' purchase of shares (Note 9(d))                 --                 --          2,235,290                56.1
      Dividends reinvested in shares                            --                 --            201,560                 5.2
     -----------------------------------------------------------------------------------------------------------------------
      End of period                                    183,530,655       $    2,311.6        192,748,738        $    2,407.5
     =======================================================================================================================
     Non-Voting Shares
      Beginning of period                              165,803,123       $    3,426.7        161,042,369        $    3,296.6
      Transitional amount for share-based
        compensation arising from share options
        (Note 1(j))                                             --                 --                 --                 0.4
     -----------------------------------------------------------------------------------------------------------------------
      Adjusted opening balance                         165,803,123            3,426.7        161,042,369             3,297.0
      Exercise of warrants (c)                             561,732               20.8            190,989                 7.1
      Exercise of convertible debenture conversion
        option                                           3,316,047              132.9                 --                  --
      Channel stock incentive plan (d)                      12,225                0.4             46,075                 1.1
      Exercise of share options (f)                      7,556,004              200.4          4,231,196               112.4
      Purchase of shares for cancellation pursuant
        to normal course issuer bid (g)                (10,656,300)            (223.9)        (1,451,400)              (30.0)
      Expiration of predecessor share exchange
        privilege (h)                                      (26,327)              (0.6)                --                  --
      Dividend Reinvestment and Share Purchase Plan (i)
        Dividends reinvested in shares                          --                 --          1,709,610                38.3
        Optional cash payments                                  --                 --             34,284                 0.8
     -----------------------------------------------------------------------------------------------------------------------
      End of period                                    166,566,504       $    3,556.7        165,803,123        $    3,426.7
     =======================================================================================================================

     Amounts credited to the Common Share capital account upon exercise of share options is cash received. Amounts credited to the Non-Voting Share capital account are comprised as follows:

     Years ended December 31 (millions)                                                          2005              2004
     -----------------------------------------------------------------------------------------------------------------------
     Non-Voting Shares
      Cash received from share option exercises                                             $   180.3        $       77.7
      Amounts credited to share capital arising from intrinsic value accounting
        applied to former Clearnet Communications Inc. options (c)                                9.1                20.0
      Share option expense reclassified from contributed surplus upon exercise of
        share options (e)                                                                        11.0                14.7
     =======================================================================================================================
                                                                                            $   200.4        $      112.4

     (c)  Options and Warrants
     Upon its acquisition of Clearnet Communications Inc. in 2000, the Company was required to record the intrinsic value of Clearnet Communications Inc. options and warrants outstanding at that time. As these options and warrants are exercised, the corresponding intrinsic values are reclassified to share capital. As these options and warrants are forfeited or as they expire, the corresponding intrinsic values are reclassified to contributed surplus. Proceeds arising from the exercise of these options and warrants are credited to share capital.

     Under the terms of the arrangement to acquire Clearnet Communications Inc., effective January 18, 2001, TELUS Corporation exchanged the warrants held by former Clearnet Communications Inc. warrant holders. Each warrant entitled the holder to purchase a Non-Voting Share at a price of U.S.$10.00 per share until September 15, 2005.

     (d)  Channel Stock Incentive Plan
     The Company initiated the Plan to increase sales of various products and services by providing additional performance-based compensation in the form of Non-Voting Shares. During the first half of 2005, terms of the Plan were amended such that the Non-Voting Shares earned were no longer to be issued from Treasury and, as a result, as at December 31, 2005, Non-Voting Shares earned are no longer accrued as a component of Common Equity.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     (e)  Contributed Surplus
     The following table presents a summary of the activity related to the Company's contributed surplus for the years ended December 31.


     Years ended December 31 (millions)                                 2005            2004
     ---------------------------------------------------------------------------------------------

     Balance, beginning of period                                   $    149.0        $     5.9
     Transitional amount for share-based compensation
       arising from share options (Note 1(j))                               --             24.7
   -----------------------------------------------------------------------------------------------
     Adjusted opening balance                                            149.0             30.6
     Share option expense recognized in period (Note 9(a))                14.2             19.1
     Share option expense reclassified to Non-Voting Share
       capital account upon exercise of share options                    (11.0)           (14.7)
     Unexercised, expired convertible debenture conversion option          1.2              --
     Redemption premium on preference and preferred shares(1)              --              (0.8)
     Payment received from Verizon Communications Inc. (Note 20)           --             114.8
   -----------------------------------------------------------------------------------------------
     Balance, end of period                                         $    153.4        $   149.0
   ===============================================================================================

     (1) Pursuant to its right to redeem the TELUS Communications Inc. Preference and Preferred shares upon giving three months' previous notice, on March 25, 2004, TELUS Communications Inc. issued notices of redemption for all nine classes of its outstanding publicly traded preference and preferred shares for redemption during the third quarter of 2004 for total consideration of approximately $72.8. Of the redemption premium of $3.1, $0.8 is chargeable against contributed surplus with the balance being charged to retained earnings.

     (f)  Share Option Plans
     The Company has a number of share option plans under which directors, officers and other employees receive options to purchase Common Shares and/or Non-Voting Shares at a price equal to the fair market value at the time of grant. Options currently granted under the plans may be exercised over specific periods not to exceed seven years from the time of grant; prior to 2003, share options were granted with exercise periods not to exceed ten years.

     The following table presents a summary of the activity related to the Company's share option plans for the years ended December 31.


     Years ended December 31                                  2005                                2004
     ----------------------------------------------------------------------------------------------------------------
                                                   Number of          Weighted         Number of          Weighted
                                                     share          average share        share         average share
                                                    options         option price        options         option price
     ----------------------------------------------------------------------------------------------------------------

     Outstanding, beginning of period              21,914,760       $    26.07        25,773,832        $    24.85
     Granted                                        1,916,575            38.85         1,849,341             24.78
     Exercised(1)                                  (8,556,332)           24.84        (4,498,780)            18.75
     Forfeited                                     (1,239,547)           29.22        (1,078,652)            25.42
     Expired and cancelled                           (140,855)           41.63          (130,981)            24.76
     ----------------------------------------------------------------------------------------------------------------
     Outstanding, end of period                    13,894,601       $    28.14        21,914,760        $    26.07
     ================================================================================================================

     (1)  The total intrinsic value of share options exercised for the year ended December 31, 2005, was $128.5 million (2004 - $49.9 million).



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The following is an option life and price stratification of the Company's share options outstanding as at December 31, 2005.


     Options outstanding                                                                                      Options exercisable
     -----------------------------------------------------------------------------------------------------    -------------------
       Range of option prices                                                                    Total
     -----------------------------------------------------------------------------------------------------
                                                                                                                        Weighted
         Low                               $   5.95   $  9.08   $  14.63   $ 21.99   $  34.88   $     5.95    Number    average
         High                              $   8.43   $ 13.56   $  19.92   $ 32.83   $  46.75   $    46.75    of shares   price
                                                                                                              -------------------
         Year of expiry and number of shares:
     -----------------------------------------------------------------------------------------------------

         2006                                 4,908        --         --       6,700         --     11,608       11,608   $ 18.02
         2007                                 2,959    19,562     10,736     152,266         --    185,523      185,523   $ 27.76
         2008                                 3,272        --         --     103,339    144,800    251,411      251,411   $ 39.57
         2009                                    --   171,075   1,375,993    214,199    220,060  1,981,327    1,981,327   $ 19.48
         2010                                    --        --     292,661  2,228,258    725,390  3,246,309    1,063,474   $ 33.70
         2011                                    --        --      10,999  3,222,265  2,596,091  5,829,355    4,245,714   $ 30.75
         2012                                31,466    27,965     400,900     75,000  1,853,737  2,389,068      531,331   $ 16.53
     -------------------------------------------------------------------------------------------------------------------
                                             42,605   218,602   2,091,289  6,002,027  5,540,078 13,894,601    8,270,388   $ 27.70
     ============================================================================================================================
      Weighted average remaining
         contractual life (years)               5.3       3.9         4.5        5.1        5.4        5.1
      Weighted average price               $   8.09   $ 12.84   $   16.03  $   24.81   $  37.09 $    28.14
      Aggregate intrinsic value(1)
        (millions)                         $    1.6   $   7.4   $    64.1  $   131.8   $   54.3 $    259.2

     Options exercisable
     ------------------------------------------------------------------------------------------------------
       Number of shares                      38,605   218,602   1,870,028  2,456,812  3,686,341  8,270,388
       Weighted average remaining
         contractual life (years)               5.2       3.9         4.6         5.1       4.8        4.8
       Weighted average price              $   8.06   $ 12.84   $   16.14  $    25.44  $  36.15 $    27.70
       Aggregate intrinsic value(1)
         (millions)                        $    1.5   $   7.4   $    57.1  $     52.7  $   40.0 $    158.7

     (1) The aggregate intrinsic value is calculated upon December 31, 2005, per share prices of $47.86 for Common Shares and $46.67 for Non-Voting Shares.

     At December 31, 2005, 1.5 million (2004 - 3.0 million) Common Shares and
     22.1 million (2004 - 26.4 million) Non-Voting Shares were reserved for issuance, from Treasury, under the share option plans.

     (g)  Purchase of Shares for Cancellation Pursuant to Normal Course Issuer
          Bid
     The Company purchased, for cancellation, Common Shares and Non-Voting Shares pursuant to two normal course issuer bids. The first program ran for a twelve-month period ending December 19, 2005, for up to 14.0 million Common Shares and 11.5 million Non-Voting Shares and the second runs for a twelve-month period ending December 19, 2006, for up to 12.0 million Common Shares and 12.0 million Non-Voting Shares. The excess of the purchase price over the average stated value of shares purchased for cancellation was charged to retained earnings. The Company ceases to consider shares outstanding on the date of the Company's purchase of its shares although the actual cancellation of the shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter. As at December 31, 2005, 634,469 Common Shares (2004 - 120,000 Common Shares) and 607,700 Non-Voting Shares (2004 - 151,400 Non-Voting Shares) had been purchased and not yet cancelled.





     Years ended December 31 ($ in millions)
    ----------------------------------------------------------------------------------------------------------------------
                                                                                          Purchase price
                                                                         -------------------------------------------------
                                                                                                               Charged to
                                                        Number of                         Charged to            retained
                                                         shares          Paid           share capital           earnings
   -----------------------------------------------------------------------------------------------------------------------
   Common Shares purchased for cancellation
      Program commencing December 20, 2004
        During fiscal 2004 year                            755,711    $    27.3       $     9.4        $     17.9
        During fiscal 2005 year                          9,503,300        412.5           119.1             293.4
  ------------------------------------------------------------------------------------------------------------------------
        Program total                                   10,259,011        439.8           128.5             311.3
  ------------------------------------------------------------------------------------------------------------------------
      Program commencing December 20, 2005
        During fiscal 2005 year                            634,469        29.7              8.0              21.7
    -------------- -------------------------------------------------------------------------------------------------------
      Both programs - inception to date                 10,893,480    $   469.5       $   136.5        $    333.0
   =======================================================================================================================
      Both programs - during fiscal 2005 year           10,137,769    $   442.2       $   127.1        $    315.1
   =======================================================================================================================



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   Non-Voting Shares purchased for cancellation
      Program commencing December 20, 2004
        During fiscal 2004 year                          1,451,400    $    50.7       $    30.0        $     20.7
        During fiscal 2005 year                         10,048,600        422.1           211.0             211.1
   -----------------------------------------------------------------------------------------------------------------------
        Program total                                   11,500,000        472.8           241.0             231.8
    ----------------------------------------------------------------------------------------------------------------------
      Program commencing December 20, 2005
        During fiscal 2005 year                            607,700         27.8            12.9              14.9
   -----------------------------------------------------------------------------------------------------------------------
      Both programs - inception to date                 12,107,700    $   500.6       $   253.9        $    246.7
   =======================================================================================================================
      Both programs - during fiscal 2005 year           10,656,300    $   449.9       $   223.9        $    226.0
   =======================================================================================================================
   Common Shares and Non-Voting Shares purchased
      for cancellation
      Program commencing December 20, 2004
        During fiscal 2004 year                          2,207,111    $    78.0       $    39.4        $     38.6
        During fiscal 2005 year                         19,551,900        834.6           330.1             504.5
    ----------------------------------------------------------------------------------------------------------------------
        Program total                                   21,759,011        912.6           369.5             543.1
   -----------------------------------------------------------------------------------------------------------------------
      Program commencing December 20, 2005
        During fiscal 2005 year                          1,242,169         57.5            20.9              36.6
   -----------------------------------------------------------------------------------------------------------------------
      Both programs - inception to date                 23,001,180    $   970.1       $   390.4        $    579.7
   =======================================================================================================================
      Both programs - during fiscal 2005 year           20,794,069    $   892.1       $   351.0        $    541.1
   =======================================================================================================================

     (h)  Expiration of Predecessor Share Exchange Privilege
     As set out in the Joint Management Proxy Circular of December 8, 1998, holders of BC TELECOM Inc. Common Shares and holders of Alberta-based TELUS Corporation Common Shares had six years to exchange their shares for shares that have become what are now the Company's Common Shares and Non-Voting Shares; such period elapsed on January 31, 2005. The amounts corresponding with the unexchanged shares have been removed from the equity accounts.

     (i)  Dividend Reinvestment and Share Purchase Plan
     The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible shareholders may acquire Non-Voting Shares through the reinvestment of dividends and additional optional cash payments. Excluding Non-Voting Shares purchased by way of additional optional cash payments, the Company, at its discretion, may offer the Non-Voting Shares at up to a 5% discount from the market price. During the year ended December 31, 2005, the Company did not offer Non-Voting Shares at a discount. Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year.

     Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to July 1, 2001, when the acquisition of shares from Treasury commenced, all Non-Voting Shares were acquired in the market at normal trading prices; acquisition in the market at normal trading prices recommenced on January 1, 2005.

     In respect of Common Share and Non-Voting Share dividends declared during the year ended December 31, 2005, $5.7 million (2004 - $29.3 million) was to be reinvested in Non-Voting Shares.

16.  Commitments and Contingent Liabilities

     (a)  CRTC Decisions 2002-34 and 2002-43 Deferral Accounts
     On May 30, 2002, and on July 31, 2002, the CRTC issued Decisions 2002-34 and 2002-43, respectively, and introduced the concept of a deferral account. The Company must make significant estimates and assumptions in respect of the deferral accounts given the complexity and interpretation required of Decisions 2002-34 and 2002-43. Accordingly, the Company estimates, and records, a liability, $158.7 million as at December 31, 2005 (2004 - $128.7 million), to the extent that activities it has undertaken, other qualifying events and realized rate reductions for Competitor Services do not extinguish it. Management is required to make estimates and assumptions in respect of the offsetting nature of these items. If the CRTC, upon its annual review of the Company's deferral account, disagrees with management's estimates and assumptions, the CRTC may adjust the deferral account balance and such



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     adjustment may be material. Ultimately, this process results in the CRTC determining if, and when, the deferral account liability is settled.

     On March 24, 2004, the CRTC issued Telecom Public Notice CRTC 2004-1 "Review and disposition of the deferral accounts for the second price cap period", which initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the incumbent local exchange carriers' deferral accounts during the first two years of the second price cap period. The Company is uncertain when the CRTC will make its determination on this proceeding.

     Due to the Company's use of the liability method of accounting for the deferral account, the CRTC Decision 2005-6, as it relates to the Company's provision of Competitor Digital Network services, is not expected to affect the Company's revenues. To the extent that the CRTC Decision 2005-6 requires the Company to provide discounts on Competitor Digital Network services, both for current and prior periods, the Company draws down the deferral account by an offsetting amount. For the year ended December 31, 2005, the Company drew down the deferral account by $50.5 million in respect of discounts on Competitor Digital Network services.

     (b)  Labour Negotiations
     In 2000, TELUS commenced collective bargaining with the Telecommunications Workers Union for a new collective agreement replacing the multiple legacy agreements from BC TELECOM and Alberta-based TELUS. This was the first round of collective bargaining since the merger of BC TELECOM and TELUS Alberta and the Company's aim was to replace the legacy collective agreements with a single collective agreement for the new bargaining unit.

     On November 6, 2005, the Telecommunications Workers Union and the Company announced that they had reached a tentative agreement that included the terms of a five-year collective agreement that was to be submitted to the Telecommunications Workers Union members for ratification. The Telecommunications Workers Union Executive Council and Bargaining Committee had both recommended acceptance of the tentative agreement. On November 18, 2005, the Telecommunications Workers Union announced that its members voted to accept the tentative agreement that was announced on November 6, 2005; the members voted 67.3% in favour to accept the tentative agreement. The terms and conditions of the new collective agreement are effective from November 20, 2005, to November 19, 2010.

     Incremental expenses during the year ended December 31, 2005, that arose from emergency operations procedures included management reassignments, paid overtime, third-party security and contractor costs, travel and accommodation. These incremental expenses exceeded cost savings, such as those arising from lower compensation expenses for employees who stayed off work and adjustments to accruals for payroll and other employee-related liabilities, by approximately $133 million.

     (c)  Contractual Obligations
     The Company's known contractual obligations at December 31, 2005, are as follows:




                       Long-term debt maturities(1)
                             (see Note 14(h))                   Other
                    ---------------------------------         long-term         Operating
                        All except                         liabilities(2)        leases            Purchase
    (millions)      capital leases     Capital leases      (see Note 17(b))  (see Note 16(d))    obligations(3)        Total
    --------------------------------------------------------------------------------------------------------------------------
   2006            $        1.8      $        3.2       $       17.9       $      177.2       $      380.1       $      580.2
   2007                 1,869.9               3.5               28.4              155.7              160.1            2,217.6
   2008                   144.2               3.3               17.8              139.3              106.1              410.7
   2009                     0.7               0.8               17.1              126.7               44.9              190.2
   2010                    80.0               1.7               16.9              112.7               10.1              221.4
   Thereafter           3,716.5                --              140.1              476.7               34.6            4,367.9
   ---------------------------------------------------------------------------------------------------------------------------
   Total           $    5,813.1      $       12.5       $      238.2       $    1,188.3       $      735.9       $    7,988.0
   ===========================================================================================================================



     (1) Where applicable, long-term debt maturities reflect hedged foreign exchange rates.
     (2) Items that do not result in a future outlay of economic resources, such as deferred gains on sale-leasebacks of buildings and deferred customer activation and connection fees, have been excluded. As long-term debt maturities reflect hedged foreign exchange rates, the deferred hedging liability is included therein. Funding of pension and other benefit plans has been included for 2006 for all plans that have a net accrued benefit liability position as at the current year end; only funding of unfunded plans has been included in years subsequent to 2006, up to the liability recognized at the current year end.
     (3) Where applicable, purchase obligations reflect foreign exchange rates as at the current year end. Purchase obligations include both future operating and capital expenditures that have been contracted for as at the current year end and include most likely estimates of prices and volumes where necessary. As purchase obligations reflect market conditions at the time the obligation was incurred for the items being purchased, they may not be representative of future years. Excepting a significant, multi-year information technology services agreement, obligations arising from personnel supply contracts and other such labour agreements have been excluded.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (d)  Leases
          The Company occupies leased premises in various centres and has land, buildings and equipment under operating leases. As a result of the consolidation of leased premises arising from various initiatives, including the Operational Efficiency Program that is further discussed in Note 5, some of the leased building premises were sub-let. At December 31, 2005, the future minimum lease payments under capital leases and operating leases, and future receipts from real estate operating sub-leases, are as follows:



                                                                  Operating lease payments
                                              ---------------------------------------------------------------
                                                          Land and buildings                                        Operating
                                              ---------------------------------------                                lease
                                  Capital                                                  Vehicles                 receipts from
                                  lease                     Occupancy                      and other                sublet land
    (millions)                   payments       Rent         costs         Gross           equipment    Total      and buildings
   -------------------------------------------------------------------------------------------------------------------------------
    2006                       $     3.4     $   103.4     $    59.9     $   163.3     $    13.9     $   177.2     $     1.0
    2007                             3.8          91.2          56.6         147.8           7.9         155.7           0.1
    2008                             3.6          80.0          55.1         135.1           4.2         139.3           0.1
    2009                             0.9          71.3          52.4         123.7           3.0         126.7           0.1
    2010                             1.9          62.1          49.0         111.1           1.6         112.7           0.1
    ------------------------------------------------------------------------------------------------------------------------------
    Total future minimum           13.6
      lease payments
    Less imputed interest           1.1
    ------------------------------------------------------------------------------------------------------------------------------
    Capital lease liability    $   12.5
   ===============================================================================================================================



     (e)  Guarantees
     Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events. In the normal course of its operations, the Company enters into obligations that GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company.

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

     As at December 31, 2005, the Company has no liability recorded in respect of the aforementioned performance guarantees.

       Financial guarantees: In conjunction with its 2001 exit from the equipment leasing business, the Company provided a guarantee to a third party with respect to certain specified telecommunication asset and vehicle leases. If the lessee were to default, the Company would be required to make a payment to the extent that the realized value of the underlying asset is insufficient to pay out the lease; in some instances, the Company could be required to pay out the lease on a gross basis and realize the underlying value of the leased asset itself. As at December 31, 2005, the Company has a liability of $0.5 million (2004 - $1.0 million) recorded in respect of these lease guarantees.

     The following table quantifies the maximum undiscounted guarantee amounts as at December 31, 2005, without regard for the likelihood of having to make such payment.

                        Performance         Financial
   (millions)           guarantees(1)      guarantees(1)         Total
   -----------------------------------------------------------------------
   2006               $    3.6       $        1.4        $        5.0
   2007                    1.5                0.8                 2.3
   2008                    1.0                0.3                 1.3
   2009                    0.5                 --                 0.5


     (1) Annual amounts for performance guarantees and financial guarantees include the maximum guarantee amounts during any year of the term of the guarantee.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

     As at December 31, 2005, the Company has no liability recorded in respect of indemnification obligations.

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

       Pay equity: On December 16, 1994, the Telecommunications Workers Union filed a complaint against BC TEL, a predecessor of TELUS Communications Inc., with the Canadian Human Rights Commission, alleging that wage differences between unionized male and female employees in British Columbia were contrary to the equal pay for work of equal value provisions in the Canadian Human Rights Act. In December 1998, the Canadian Human Rights Commission advised that it would commence an investigation of the Telecommunications Workers Union complaint. In February 2003, the Canadian Human Rights Commission offered to mediate a settlement of the complaint, but the Company declined the offer. The Canadian Human Rights Commission referred the complaint to conciliation under the Canadian Human Rights Act and appointed a conciliator to assist in settling the complaint. The complaint was not resolved through conciliation and it was referred back to the Canadian Human Rights Commission in December 2004. The Canadian Human Rights Commission has since decided to resume its investigation of the complaint. The Company believes that it has good defences to the Telecommunications Workers Union's complaint and has taken the position that it should be dismissed. As a term of the settlement between TELUS Communications Inc. and the Telecommunications Workers Union that resulted in the collective agreement effective November 20, 2005, and subject to acceptance by the Canadian Human Rights Commission of the settlement and closure of its file on this complaint, the parties have agreed to settle this complaint without any admission of liability, on the basis that the Company will establish a pay equity fund of $10 million to be paid out during the term of the new collective agreement and the Telecommunications Workers Union will withdraw and discontinue this complaint. On December 21, 2005, the Telecommunications Workers Union withdrew and discontinued this complaint. On January 10, 2006, the Canadian Human Rights Commission advised the Company that its investigator had recommended no further proceedings in the complaint; however, the Company is awaiting the Canadian Human Rights Commission's decision in this regard. Should the Canadian Human Rights Commission refuse consent or the complaint continue for any other reason and its ultimate resolution differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

       TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan: Two statements of claim were filed in the Alberta Court of Queen's Bench on December 31, 2001, and January 2, 2002, respectively, by plaintiffs alleging to be either members or business agents of the Telecommunications Workers Union. In one action, the three plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan and in the other action, the two plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Edmonton Pension Plan. The statement of claim in the TELUS Corporation Pension Plan related action named the Company, certain of its affiliates and certain present and former trustees of the TELUS Corporation Pension Plan as defendants, and claims damages in the sum of $445 million. The statement of claim in the TELUS Edmonton Pension Plan related action named the Company, certain of its affiliates and certain individuals who are alleged to be trustees of the TELUS Edmonton Pension Plan and claims damages in the sum of $15.5 million. On February 19, 2002, the Company filed statements of defence to both actions and also filed notices of motion for certain relief, including an order striking out the actions as representative or class actions. On May 17, 2002, the statements of claim were amended by the plaintiffs and include allegations,



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     inter alia, that benefits provided under the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan are less advantageous than the benefits provided under the respective former pension plans, contrary to applicable legislation, that insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted. The Company filed statements of defence to the amended statements of claim on June 3, 2002. The Company believes that it has good defences to the actions. As a term of the settlement reached between TELUS Communications Inc. and the Telecommunications Workers Union that resulted in a collective agreement effective November 20, 2005, the Telecommunications Workers Union has agreed to not provide any direct or indirect financial or other assistance to the plaintiffs in these actions, and to communicate to the plaintiffs the Telecommunications Workers Union's desire and recommendation that these proceedings be dismissed or discontinued. The Company has been advised by the Telecommunications Workers Union that the plaintiffs have not agreed to dismiss or discontinue these actions. Should the lawsuits continue because of the actions of the court, the plaintiffs or for any other reason, and their ultimate resolution differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

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

     Similar proceedings have been filed by, or on behalf of, plaintiffs' counsel in other provincial jurisdictions, but will not proceed until the Saskatchewan action has been decided.

     Should the ultimate resolution of this action differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.


17.  Additional Financial Information

     (a)  Income Statement


   (millions)                                                                                    2005                2004
   -------------------------------------------------------------------------------------------------------------------------
   Operations expense(1):
      Cost of sales and service
        Three months ended - March 31                                                       $      616.5        $      584.8
                           - June 30                                                               617.6               593.0
                           - September 30                                                          689.7               612.2
                           - December 31                                                           729.1               617.2
   -------------------------------------------------------------------------------------------------------------------------
        Years ended December 31                                                                  2,652.9             2,407.2
   -------------------------------------------------------------------------------------------------------------------------
      Selling, general and administrative
        Three months ended - March 31                                                              492.6               481.8
                           - June 30                                                               528.5               487.1
                           - September 30                                                          531.8               500.6
                           - December 31                                                           587.7               561.3
   -------------------------------------------------------------------------------------------------------------------------
        Years ended December 31                                                                  2,140.6             2,030.8
   -------------------------------------------------------------------------------------------------------------------------
                                                                                            $    4,793.5        $    4,438.0
   =========================================================================================================================
   Advertising expense - years ended December 31                                            $      224.0        $      165.0
   =========================================================================================================================


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



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(b)      Balance Sheet

   As at December 31 (millions)                                                                  2005                2004
   -------------------------------------------------------------------------------------------------------------------------
     Accounts receivable
      Customer accounts receivable                                                          $      451.1        $      727.0
      Accrued receivables - customer                                                               113.2               114.1
      Allowance for doubtful accounts                                                              (57.2)              (69.3)
   -------------------------------------------------------------------------------------------------------------------------
                                                                                                   507.1               771.8
      Accrued receivables - other                                                                   94.3                81.7
      Other                                                                                          8.9                10.0
   -------------------------------------------------------------------------------------------------------------------------
                                                                                            $      610.3        $      863.5
   =========================================================================================================================
   Prepaid expense and other
      Prepaid expenses                                                                      $       87.7        $      101.4
      Deferred customer activation and connection costs                                             66.4                76.2
      Other                                                                                          0.6                 5.8
   -------------------------------------------------------------------------------------------------------------------------
                                                                                            $      154.7        $      183.4
   =========================================================================================================================
   Deferred charges
      Recognized transitional pension assets and pension plan
        contributions in excess of charges to income                                        $      687.9        $      556.7
      Deferred customer activation and connection costs                                            104.4                94.4
      Cost of issuing debt securities, less amortization                                            23.5                32.1
      Other                                                                                         34.4                21.2
   -------------------------------------------------------------------------------------------------------------------------
                                                                                            $      850.2        $      704.4
   =========================================================================================================================
   Accounts payable and accrued liabilities
      Accrued liabilities                                                                   $      508.6        $      409.1
      Payroll and other employee-related liabilities                                               388.7               535.4
      Asset retirement obligations                                                                   4.1                 3.1
   -------------------------------------------------------------------------------------------------------------------------
                                                                                                   901.4               947.6
      Trade accounts payable                                                                       394.4               313.0
      Interest payable                                                                              54.8                65.0
      Other                                                                                         43.1                37.0
   -------------------------------------------------------------------------------------------------------------------------
                                                                                            $    1,393.7        $    1,362.6
   =========================================================================================================================
   Advance billings and customer deposits
      Advance billings                                                                      $      322.4        $      294.4
      CRTC Decisions 2002-34 and 2002-43 deferral accounts (Note 16(a))                            158.7               128.7
      Deferred customer activation and connection fees                                              66.4                79.6
      Customer deposits                                                                             24.3                28.8
   -------------------------------------------------------------------------------------------------------------------------
                                                                                            $      571.8        $      531.5
   =========================================================================================================================
   Other Long-Term Liabilities
      Deferred hedging liability                                                            $    1,154.3        $    1,032.6
      Pension and other post-retirement liabilities                                                189.1               172.8
      Deferred customer activation and connection fees                                             104.4                94.4
      Deferred gain on sale-leaseback of buildings                                                  81.1                98.7
      Asset retirement obligations                                                                  28.9                19.2
      Other                                                                                         77.5                88.4
   -------------------------------------------------------------------------------------------------------------------------
                                                                                            $    1,635.3        $    1,506.1
   =========================================================================================================================

(c)      Supplementary Cash Flow Information

   Years ended December 31 (millions)                                                            2005                2004
   -------------------------------------------------------------------------------------------------------------------------
   Net change in non-cash working capital
      Accounts receivable                                                                   $      262.7        $     (139.7)
      Income and other taxes receivable                                                             28.8                54.9
      Inventories                                                                                   (5.5)               (9.8)
      Prepaid expenses and other                                                                    28.7               (19.2)
      Accounts payable and accrued liabilities                                                      (1.3)               79.3
      Advance billings and customer deposits                                                        40.3                86.5
   -------------------------------------------------------------------------------------------------------------------------
                                                                                            $      353.7        $       52.0
   =========================================================================================================================



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   Years ended December 31 (millions)                                                            2005                2004
   -------------------------------------------------------------------------------------------------------------------------
   Interest (paid)
      Amounts (paid) in respect of interest expense                                         $     (607.4)       $     (632.9)
      Amounts (paid) in respect of loss on redemption of long-term debt (Note 14(b))               (30.9)                 --
   -------------------------------------------------------------------------------------------------------------------------
                                                                                            $     (638.3)       $     (632.9)
   =========================================================================================================================

18.  Employee Future Benefits

     The Company has a number of defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to most of its employees. Other benefit plans include TELUS Quebec Inc. healthcare costs. The benefit plan(s) in which an employee is a participant reflects the general development of the Company.

       Pension Plan for Management and Professional Employees of TELUS
     Corporation: This defined benefit pension plan, which ceased accepting new participants on January 1, 2006, and which comprises approximately one-quarter of the Company's total accrued benefit obligation, provides a non-contributory base level of pension benefits. Additionally, on a contributory basis, employees can annually choose increased and/or enhanced levels of pension benefits over the base level of pension benefits. At an enhanced level of pension benefits, the defined benefit pension plan has indexation of 100% of a specified cost-of-living index, to a maximum of 2%. Pensionable remuneration is determined by the average of the best five consecutive years.

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

       TELUS Edmonton Pension Plan: This contributory defined benefit pension plan ceased accepting new participants on January 1, 1998. Indexation is 60% of a specified cost-of-living index and pensionable remuneration is determined by the annualized average of the best sixty consecutive months in the last ten years preceding retirement.

       Other defined benefit pension plans: In addition to the foregoing plans, the Company has non-registered, non-contributory supplementary defined benefit pension plans which have the effect of maintaining the earned pension benefit once the allowable maximums in the registered plans are attained.

     The Company has three contributory, non-indexed pension plans arising from a pre-merger acquisition which comprise less than 1% of the Company's total accrued benefit obligation; these plans ceased accepting new participants in September 1989.

       Other defined benefit plans: Other defined benefit plans, which are all non-contributory, are comprised of a disability income plan, a healthcare plan for retired employees and a life insurance plan. The healthcare plan for retired employees and the life insurance plans ceased accepting new participants effective January 1, 1997. In connection with the collective agreement signed in the fourth quarter of 2005, as further discussed in
     Note 16(b), the disability income plan will be provided by an external supplier effective January 1, 2006. The existing disability income plan will continue to provide payments to previously approved claimants and qualified eligible employees.

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



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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


(a)  Defined Benefit Plans
Information concerning the Company's defined benefit plans, in aggregate, is as follows:

                                                            Pension Benefit Plans                  Other Benefit Plans
    (millions)                                             2005               2004               2005                2004
   -------------------------------------------------------------------------------------------------------------------------
   Accrued benefit obligation:
      Balance at beginning of year                    $    5,366.7       $    5,038.7       $       61.1        $       67.7
      Current service cost                                   105.6              103.5                3.4                 4.8
      Interest cost                                          319.3              312.4                8.2                 2.4
      Benefits paid (b)                                     (255.5)            (242.0)              (5.3)               (5.3)
      Actuarial loss (gain)                                  809.2              154.1                1.7                (8.5)
   -------------------------------------------------------------------------------------------------------------------------
      Balance at end of year (c)-(d)                       6,345.3            5,366.7               69.1                61.1
   -------------------------------------------------------------------------------------------------------------------------
   Plan assets (f):
      Fair value at beginning of year                      5,457.2            5,002.4               48.2                49.6
      Annual return on plan assets                           840.3              527.3               (0.3)                2.7
      Employer contributions (g)                             119.6              135.8                1.2                 1.2
      Employees' contributions                                37.3               33.7                 --                  --
      Benefits paid (b)                                     (255.5)            (242.0)              (5.3)               (5.3)
   -------------------------------------------------------------------------------------------------------------------------
      Fair value at end of year                            6,198.9            5,457.2               43.8                48.2
   -------------------------------------------------------------------------------------------------------------------------
   Funded status - plan surplus (deficit)                   (146.4)              90.5              (25.3)              (12.9)
   Unamortized net actuarial loss (gain)                   1,109.0              769.1              (17.1)              (23.6)
   Unamortized past service costs                              6.0                6.6                 --                  --
   Unamortized transitional obligation (asset)              (278.1)            (322.8)               3.2                 4.0
   -------------------------------------------------------------------------------------------------------------------------
   Accrued benefit asset (liability)                         690.5              543.4              (39.2)              (32.5)
   Valuation allowance                                      (152.5)            (127.0)                --                  --
   -------------------------------------------------------------------------------------------------------------------------
   Accrued benefit asset (liability), net of
      valuation allowance                             $      538.0       $      416.4       $      (39.2)       $      (32.5)
   =========================================================================================================================

   In 2001, the Company sold substantially all of the TELUS Advertising Services directory business and the TELUS Quebec directory business. As a result of this transaction, the pension obligation relating to the former TELUS Advertising Services employees, contained within the TELUS Corporation Pension Plan, will be transferred upon receipt of the requisite regulatory approvals; such approvals have not been received as at December 31, 2005. The pension obligation of $17.2 million has been actuarially determined as at July 31, 2001. In accordance with the sale agreement, TELUS Corporation Pension Plan assets of $17.2 million, plus interest accrued to December 31, 2005, of $6.0 million (2004 - $4.5 million) will be transferred along with the pension obligation. Interest will continue to accrue, at 7% per annum, up to the date that the assets are transferred. The transfer will be accounted for as a settlement in the period in which the transfer occurs.

   The accrued benefit asset (liability), net of valuation allowance, is reflected in the Consolidated Balance Sheets as follows:


    As at December 31 (millions)                                                                 2005                2004
   -------------------------------------------------------------------------------------------------------------------------
   Pension benefit plans                                                                    $      538.0        $      416.4
   Other benefit plans                                                                             (39.2)              (32.5)
   -------------------------------------------------------------------------------------------------------------------------
                                                                                            $      498.8        $      383.9
   =========================================================================================================================
   Presented on the Consolidated Balance Sheets as:
      Deferred charges (Note Note 17(b))                                                    $      687.9        $      556.7
      Other long-term liabilities (Note 17(b))                                                    (189.1)             (172.8)
   -------------------------------------------------------------------------------------------------------------------------
                                                                                            $      498.8        $      383.9
   =========================================================================================================================

     The measurement date used to determine the plan assets and accrued benefit obligation was December 31.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company's net defined benefit plan costs were as follows:


   Years ended December 31 (millions)                       2005                                        2004
   -------------------------------------------------------------------------------------------------------------------------
                                           Incurred      Matching      Recognized      Incurred      Matching      Recognized
                                           in period   adjustments(1)   in period      in period   adjustments(1)  in period
   -------------------------------------------------------------------------------------------------------------------------
   Pension benefit plans
      Current service cost                 $   68.3      $     --      $   68.3        $   70.4      $     --      $   70.4
      Interest cost                           319.3            --         319.3           312.4            --         312.4
      Return on plan assets                  (840.3)        448.0        (392.3)         (527.3)        154.2        (373.1)
      Past service costs                         --           0.6           0.6              --           0.7           0.7
      Actuarial loss (gain)                   809.2        (789.1)         20.1           154.1        (129.5)         24.6
      Valuation allowance provided
        against accrued benefit asset            --          25.5          25.5              --          25.4          25.4
      Amortization of transitional asset         --         (44.7)        (44.7)             --         (44.8)        (44.8)
   -------------------------------------------------------------------------------------------------------------------------
                                           $  356.5      $ (359.7)     $   (3.2)       $    9.6      $    6.0      $   15.6
   =========================================================================================================================

     (1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.


   Years ended December 31 (millions)                       2005                                        2004
   -------------------------------------------------------------------------------------------------------------------------
                                           Incurred      Matching      Recognized      Incurred      Matching      Recognized
                                           in period   adjustments(1)  in period       in period   adjustments(1)  in period
   -------------------------------------------------------------------------------------------------------------------------
   Other benefit plans
      Current service cost                 $    3.4      $     --      $    3.4        $    4.8      $     --      $    4.8
      Interest cost                             8.2            --           8.2             2.4            --           2.4
      Return on plan assets                     0.3          (2.8)         (2.5)           (2.7)          0.1          (2.6)
      Actuarial loss (gain)                     1.7          (3.7)         (2.0)           (8.5)          7.1          (1.4)
      Amortization of transitional
        obligation                               --           0.8           0.8              --           0.8           0.8
   -------------------------------------------------------------------------------------------------------------------------
                                           $   13.6      $   (5.7)     $    7.9        $   (4.0)     $    8.0      $    4.0
   =========================================================================================================================

     (1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

     (b)  Benefit Payments
     Estimated future benefit payments from the Company's defined benefit plans are as follows:

                                                                                             Pension          Other Benefit
   Years ending December 31 (millions)                                                      Benefit Plans           Plans
   -------------------------------------------------------------------------------------------------------------------------
   2006                                                                                     $      265.4        $        5.4
   2007                                                                                            275.9                 5.6
   2008                                                                                            287.7                 5.8
   2009                                                                                            302.9                 6.0
   2010                                                                                            318.2                 6.0
   2011-2015                                                                                     1,840.1                32.1

     (c)  Disaggregation of Defined Benefit Pension Plan Funding Status
     Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. The Company's disaggregation of defined benefit pension plans surplus and deficits at year-end are as follows:

   As at December 31 (millions)                             2005                                        2004
   -------------------------------------------------------------------------------------------------------------------------
                                                                         Funded                                      Funded
                                                                        status -                                    status -
                                            Accrued                       plan         Accrued                        plan
                                            benefit                     surplus        benefit                       surplus
                                           obligation   Plan assets    (deficit)      obligation    Plan assets     (deficit)
   -------------------------------------------------------------------------------------------------------------------------
   Pension plans that have plan assets     $ 3,562.7     $ 3,805.0     $   242.3       $ 2,977.5     $ 3,356.9     $   379.4
      in excess of accrued benefit
      obligations
   Pension plans that have accrued
      benefit obligations in excess of
      plan assets
      Funded                                 2,611.4       2,393.9        (217.5)        2,230.2       2,100.3        (129.9)
      Unfunded                                 171.2            --        (171.2)          159.0            --        (159.0)
   -------------------------------------------------------------------------------------------------------------------------
                                             2,782.6       2,393.9        (388.7)        2,389.2       2,100.3        (288.9)
   -------------------------------------------------------------------------------------------------------------------------
   (see (a))                               $ 6,345.3     $ 6,198.9     $  (146.4)      $ 5,366.7     $ 5,457.2     $    90.5
   =========================================================================================================================



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     At December 31, 2005 and 2004, undrawn Letters of Credit, further discussed in Note 14(c), secured certain of the unfunded defined benefit pension plans.

     (d) Disaggregation of Other Defined Benefit Plan Funding Status Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. The Company's disaggregation of other defined benefit plans surplus and deficits at year-end are as follows:


   As at December 31 (millions)                             2005                                        2004
   -------------------------------------------------------------------------------------------------------------------------
                                                                         Funded                                     Funded
                                                                        status -                                   status -
                                            Accrued                       plan          Accrued                      plan
                                            benefit         Plan         surplus        benefit         Plan        surplus
                                           obligation      assets       (deficit)      obligation      assets      (deficit)
   --------------------------------------- ----------- - ----------- - ------------ -- ----------- - ----------- - -----------
   Other benefit plans that have plan      $    35.0     $    43.8     $     8.8       $    33.9     $    48.2     $    14.3
      assets in excess of accrued
      benefit obligations
   Unfunded other benefit plans that
      have accrued benefit obligations
      in excess of plan assets                  34.1            --         (34.1)           27.2            --         (27.2)
   -------------------------------------------------------------------------------------------------------------------------
   (see (a))                               $    69.1     $    43.8     $   (25.3)      $    61.1     $    48.2     $   (12.9)
   =========================================================================================================================

     (e)      Accumulated Pension Benefit Obligations
     Accumulated benefit obligations differ from accrued benefit obligations in that accumulated benefit obligations do not include assumptions about future compensation levels. The Company's disaggregation of defined pension benefit plans accumulated benefit obligations and plan assets at year-end are as follows:

   As at December 31 (millions)                             2005                                        2004
   -------------------------------------------------------------------------------------------------------------------------
                                          Accumulated                                 Accumulated
                                            benefit         Plan                        benefit        Plan
                                           obligation      assets     Difference      obligation      assets      Difference
   -------------------------------------------------------------------------------------------------------------------------
   Pension plans that have plan assets     $ 4,188.5     $ 4,695.5     $   507.0       $ 3,582.1     $ 4,126.5     $   544.4
      in excess of accumulated benefit
      obligations
   Pension plans that have accumulated
      benefit obligations in excess of
      plan assets
      Funded                                 1,561.3       1,503.4         (57.9)        1,357.5       1,330.7         (26.8)
      Unfunded                                 160.1            --        (160.1)          148.4            --        (148.4)
   -------------------------------------------------------------------------------------------------------------------------
                                             1,721.4       1,503.4        (218.0)        1,505.9       1,330.7        (175.2)
   -------------------------------------------------------------------------------------------------------------------------
                                           $ 5,909.9     $ 6,198.9     $   289.0       $ 5,088.0     $ 5,457.2     $   369.2
   =========================================================================================================================

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

       Allowable and prohibited investment types: Allowable and prohibited investment types, along with associated guidelines and limits, are set out in each fund's Pension Benefits Standards Act required Statement of Investment Policies and Procedures ("SIP&P"), which is reviewed and approved annually by the designated governing fiduciary. The SIP&P guidelines and limits are further governed by the Pension Benefits Standards Regulations' permitted investments and lending limits. As well as conventional investments, each fund's SIP&P may provide for the use of derivative products to facilitate investment operations and to manage risk provided that no short position is taken, no use of leverage is made and there is no violation of guidelines and limits established in the SIP&P. Internally managed funds are prohibited from increasing grandfathered investments in securities of the Company; grandfathered investments were made prior to the merger of BC TELECOM Inc. and TELUS Corporation, the Company's predecessors. Externally managed funds are permitted to invest in securities of the Company, provided that the investments are consistent with the funds' mandate and are in compliance with the relevant SIP&P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

       Asset allocations: Information concerning the Company's defined benefit plans' target asset allocation and actual asset allocation is as follows:


                                                    Pension Benefit Plans                       Other Benefit Plans
   -------------------------------------------------------------------------------------------------------------------------
                                             Target         Percentage of plan         Target           Percentage of plan
                                           allocation      assets at end of year       allocation     assets at end of year
                                              2006          2005           2004           2006          2005          2004
   -------------------------------------------------------------------------------------------------------------------------
   Equity securities                          58-64%           62%             64%          --             --           --
   Debt securities                            32-38%           34%             33%          --             --           --
   Real estate                                  4-6%            4%              3%          --             --           --
   Other                                        0-2%           --%             --%         100%           100%         100%
   -------------------------------------------------------------------------------------------------------------------------
                                                              100%            100%                        100%         100%
   =========================================================================================================================

     At December 31, 2005, shares of TELUS Corporation accounted for less than 1% of the assets held in the pension and other benefit trusts administered by the Company.

     (g)      Employer Contributions
     The best estimates of fiscal 2006 employer contributions to the Company's defined benefit plans are approximately $114 million and $1 million for defined benefit pension plans and other defined benefit plans, respectively. These estimates are based upon the mid-year 2005 annual funding reports that were prepared by actuaries using December 31, 2004, actuarial valuations. The funding reports are based on the pension plans' fiscal years, which are calendar years. The next annual funding valuations are expected to be prepared mid-year 2006.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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


                                                            Pension Benefit Plans                  Other Benefit Plans
                                                           2005               2004               2005                2004
   ---------------------------------------------------------------------------------------------------------------------------
   Discount rate used to determine:
      Net benefit costs for the year ended
        December 31                                           6.00%              6.25%              5.34%               5.55%
      Accrued benefit obligation as at December 31            5.00%              6.00%              4.83%               5.30%
   Expected long-term rate of return(1) on plan
      assets used to determine:
      Net benefit costs for the year ended
        December 31                                           7.25%              7.50%              5.50%               5.50%
      Accrued benefit obligation as at December 31            7.25%              7.25%              5.50%               5.50%
   Rate of future increases in compensation used to
      determine:
      Net benefit costs for the year ended
        December 31                                           3.00%              3.50%                --                   --
      Accrued benefit obligation as at December 31            3.00%              3.00%                --                   --
   ---------------------------------------------------------------------------------------------------------------------------

     (1) The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by the plans' target asset allocations (see (f)). Forecasted returns arise from the Company's ongoing review of trends, economic conditions, data provided by actuaries and updating of underlying historical information.

    2005 sensitivity of key assumptions                     Pension Benefit Plans                  Other Benefit Plans
   ---------------------------------------------------------------------------------------------------------------------------
     (millions)                                         Change in          Change in          Change in           Change in
                                                        obligation          expense           obligation           expense
   ---------------------------------------------------------------------------------------------------------------------------
   Impact of hypothetical 0.25% change(1) in:
      Discount rate                                   $      223.1       $       17.2       $        1.5        $        0.1
      Expected long-term rate of return on plan assets                   $       13.5                           $        0.1
      Rate of future increases in compensation        $       30.5       $        6.4       $         --        $         --
   ---------------------------------------------------------------------------------------------------------------------------

     (1) These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in decreased amounts, and unfavourable hypothetical changes in the assumptions result in increased amounts, of the obligations and expenses. Changes in amounts based on a 0.25% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. Also, in this table, the effect of a variation in a particular assumption on the change in obligation or change in expense is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in discount rates may result in increased expectations about the long-term rate of return on plan assets), which might magnify or counteract the sensitivities.

   The Company's health benefit costs for the defined benefit plan for retired employees were estimated to increase at an annual rate of 9.0% (2004 - 9.5%), decreasing to an annual growth rate of 5% (2004 - 5%) over an eight-year period.

     (i)      Defined Contribution Plans
     The Company's total defined contribution pension plan costs recognized were as follows:

    Years ended December 31 (millions)                                                           2005                2004
   ---------------------------------------------------------------------------------------------------------------------------
   Union pension plan and public service pension plan contributions                         $       26.3        $       38.6
   Other defined contribution pension plans                                                         15.1                13.9
   ---------------------------------------------------------------------------------------------------------------------------
                                                                                            $       41.4        $       52.5
   ===========================================================================================================================

     19.      Segmented Information

     The Company's reportable segments, which are used to manage the business, are Wireline and Wireless. The Wireline segment includes voice local, voice long distance, data and other telecommunication services excluding wireless. The Wireless segment includes digital personal communications services, equipment sales and wireless Internet services. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, and the distribution channels used. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties. The following segmented information is regularly reported to the Company's chief operating decision maker.



   Years ended December 31         Wireline                 Wireless                Eliminations             Consolidated
   (millions)                  2005        2004         2005        2004          2005        2004         2005        2004
   ---------------------------------------------------------------------------------------------------------------------------
   Operating revenues
     External revenue       $4,847.2    $4,769.3     $3,295.5    $2,811.9      $    --     $    --      $8,142.7    $7,581.2
     Intersegment revenue       90.4        96.6         23.5        21.5       (113.9)     (118.1)           --          --
   ---------------------------------------------------------------------------------------------------------------------------
                             4,937.6     4,865.9      3,319.0     2,833.4       (113.9)     (118.1)      8,142.7     7,581.2
   ---------------------------------------------------------------------------------------------------------------------------
   Operating expenses
     Operations expense      3,031.4     2,864.9      1,876.0     1,691.2       (113.9)     (118.1)      4,793.5     4,438.0
     Restructuring and
       work-force
       reduction costs          53.9        52.6           --          --           --          --          53.9        52.6
   ---------------------------------------------------------------------------------------------------------------------------
                             3,085.3     2,917.5      1,876.0     1,691.2       (113.9)     (118.1)      4,847.4     4,490.6
   ---------------------------------------------------------------------------------------------------------------------------
   EBITDA(1)                $1,852.3    $1,948.4     $1,443.0    $1,142.2      $    --      $   --      $3,295.3    $3,090.6
   ===========================================================================================================================
   CAPEX(2)                  $ 914.2     $ 964.3     $  404.8    $  354.7      $    --      $   --      $1,319.0    $1,319.0
   ===========================================================================================================================
   EBITDA less CAPEX         $ 938.1     $ 984.1     $1,038.2    $  787.5      $    --      $   --      $1,976.3    $1,771.6
   ===========================================================================================================================
                                                                             EBITDA (from above)        $3,295.3    $3,090.6
                                                                             Depreciation                1,342.6     1,307.8
                                                                             Amortization                  281.1       335.3
                                                                             -------------------------------------------------
                                                                             Operating income            1,671.6     1,447.5
                                                                             Other expense, net             18.4         8.7
                                                                             Financing costs               623.1       613.3
                                                                             -------------------------------------------------
                                                                             Income before income taxes  1,030.1       825.5
                                                                               and non-controlling
                                                                               interests
                                                                             Income taxes                  322.0       255.1
                                                                             Non-controlling interests       7.8         4.6
                                                                             -------------------------------------------------
                                                                             Net income                 $  700.3    $  565.8
                                                                             =================================================

     (1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is a non-GAAP measure and is defined by the Company as operating revenues less operations expense and restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

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


     The analysis of the payment is as follows:

   Year ended December 31 (millions)                                                                                2004
   ----------------------------------------------------------------------------------------------------------------------------
   Allocation of net proceeds
      Refund of amounts prepaid in respect of software and related technology
        Prepaid expenses and other                                                                              $        8.1
        Deferred charges                                                                                                25.2
      Contributed surplus                                                                                              114.8
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                                                $      148.1
   ============================================================================================================================



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     In conjunction with the divestiture, a number of agreements between Verizon and the Company were terminated or altered, including the amended and restated software and related technology and services agreement ("SRT") pursuant to which the Company acquired certain rights to Verizon's software, technology, services and other benefits. The term of the SRT was extended to 2008. The Company will continue to have exclusive rights in Canada to specified Verizon trademarks, software and technology acquired prior to Verizon's divestiture of its investment in the Company and Verizon is required to continue to provide upgrade and support on the software and technology licensed to the Company. The annual fees payable by the Company under the SRT for the years 2006 to 2008 have been reduced to three U.S. dollars; Verizon and the Company remain committed to use each other's cross-border services where capabilities and customer requirements permit and the Company has been released from its obligation not to compete in the United States.

     As of December 31, 2004, in aggregate, $312.1 million of specified software licences and a trademark licence had been acquired under the agreement and have been recorded as capital and other assets. These assets were valued at fair market value at the date of acquisition as determined by an arm's-length party's appraisal. The total commitment under the SRT is U.S.$275 million for the period 2001 to 2008 and the commitment remaining after December 31, 2005, was three U.S. dollars.

     In the normal course of operations and on market terms and conditions, ongoing services and other benefits have been received and expensed. In connection with the 2001 disposition of TELUS' directory business to Verizon, the Company bills customers, and collects, for directory listings on Verizon's behalf.

   Year ended December 31 (millions)                                                                                 2004
   ----------------------------------------------------------------------------------------------------------------------------
   Verizon agreement - Ongoing services and benefits expensed                                                   $       25.2
   Sales to Verizon (Verizon customers' usage of TELUS' telecommunication infrastructure and other)             $       52.4
   Purchases from Verizon (TELUS customers' usage of Verizon's telecommunication infrastructure and other)      $       33.2
   ----------------------------------------------------------------------------------------------------------------------------

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


   Years ended December 31 (millions except per share amounts)                                   2005                2004
   ----------------------------------------------------------------------------------------------------------------------------
   Net income in accordance with Canadian GAAP                                              $      700.3        $      565.8
   Adjustments:
      Operating expenses
        Operations (b)                                                                              (2.7)                2.2
        Depreciation (c)                                                                               --                6.5
        Amortization of intangible assets (d)                                                      (81.8)              (81.8)
      Financing costs (f)                                                                            5.5                 8.4
      Accounting for derivatives (g)                                                                 4.1                (4.4)
      Taxes on the above adjustments (h)                                                            36.1                32.1
   ----------------------------------------------------------------------------------------------------------------------------
   Net income in accordance with U.S. GAAP                                                         661.5               528.8
   Other comprehensive income (loss) (i)
      Foreign currency translation adjustment                                                       (5.1)                0.5
      Change in unrealized fair value of derivatives designated as cash flow hedges                (79.5)              (47.5)
      Change in minimum pension liability                                                          (41.8)              (15.5)
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                                  (126.4)              (62.5)
   ----------------------------------------------------------------------------------------------------------------------------
   Comprehensive income in accordance with U.S. GAAP                                        $      535.1        $      466.3
   ============================================================================================================================
   Net income in accordance with U.S. GAAP per Common Share and Non-Voting Share
      - Basic                                                                               $       1.85        $       1.48
      - Diluted                                                                             $       1.83        $       1.46



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   The following is an analysis of retained earnings (deficit) reflecting the application of U.S. GAAP:

   Years ended December 31 (millions)                                                            2005                2004
   ----------------------------------------------------------------------------------------------------------------------------
   Retained Earnings under Canadian GAAP                                                    $      849.7        $      983.0
      Adjustments:
        Purchase versus Pooling Accounting
                                                                                                (1,489.8)           (1,606.5)
        Amortization of additional goodwill on Clearnet purchase                                    (7.9)               (7.9)
        Share-based compensation                                                                    58.4                44.2
        Accounting for derivatives                                                                  (0.3)               (3.0)
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                                (1,439.6)           (1,573.2)
   ----------------------------------------------------------------------------------------------------------------------------
   Retained Earnings under U.S. GAAP                                                        $     (589.9)       $     (590.2)
   ============================================================================================================================
   Schedule of Retained Earnings under U.S. GAAP
      Balance at beginning of period                                                        $     (590.2)       $     (844.7)
      Net income in accordance with U.S. GAAP                                                      661.5               528.8
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                                    71.3              (315.9)
      Less: Common Share and Non-Voting Share dividends paid, or payable, in cash                  312.2               204.7
            Common Share and Non-Voting Share dividends reinvested, or to be
              reinvested, in shares issued from Treasury                                              --                26.9
            Purchase of Common Shares and Non-Voting Shares in excess of stated
              capital                                                                              343.6                38.6
            Warrant proceeds used in determining intrinsic value of warrants in excess
              of amounts ultimately received (Note 15(c))                                            2.0                  --
            Purchase of share options not in excess of their fair value                              3.4                  --
            Preference and preferred share dividends                                                  --                 1.8
            Redemption premium on preference and preferred shares in excess of amount
              chargeable to contributed surplus                                                       --                 2.3
   ----------------------------------------------------------------------------------------------------------------------------
      Balance at end of period                                                              $     (589.9)       $     (590.2)
   ============================================================================================================================
    The following is an analysis of major balance sheet categories reflecting the application of U.S. GAAP:

    As at December 31 (millions)                                                                2005                  2004
   ----------------------------------------------------------------------------------------------------------------------------
    Current Assets                                                                          $    1,242.5        $    2,647.6
    Capital Assets
       Property, plant, equipment and other                                                      7,339.4             7,528.2
       Intangible assets subject to amortization                                                 2,295.2             2,476.5
       Intangible assets with indefinite lives                                                   2,964.6             2,955.8
    Goodwill                                                                                     3,575.5             3,545.4
    Deferred Income Taxes                                                                             --               218.8
    Other Assets                                                                                   736.3               658.5
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                            $   18,153.5        $   20,030.8
   ============================================================================================================================
    Current Liabilities                                                                     $    2,027.5        $    1,969.1
    Long-Term Debt                                                                               4,639.9             6,341.1
    Other Long-Term Liabilities                                                                  2,024.9             1,763.8
    Deferred Income Taxes                                                                        1,410.8             1,593.7
    Non-Controlling Interest                                                                        25.6                13.1
    Shareholders' Equity                                                                         8,024.8             8,350.0
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                            $   18,153.5        $   20,030.8
   ============================================================================================================================


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The following is a reconciliation of shareholders' equity incorporating the differences between Canadian and U.S. GAAP:

    As at December 31 (millions)                                                                2005                 2004
    --------------------------------------------------------------------------------------- --------------- --- ---------------
    Shareholders' Equity under Canadian GAAP                                                $    6,870.0        $    7,025.6
    Adjustments:
       Purchase versus Pooling Accounting (a), (c) - (f)                                         1,399.9             1,458.9
       Additional goodwill on Clearnet purchase (e)                                                123.5               123.5
       Convertible debentures (including conversion option) (f)                                       --                (8.0)
       Accounting for derivatives (g)                                                               (0.3)               (3.0)
       Accumulated other comprehensive income (loss) (i), excluding cumulative foreign
         currency translation adjustment                                                          (368.3)             (247.0)
   ----------------------------------------------------------------------------------------------------------------------------
    Shareholders' Equity under U.S. GAAP                                                    $    8,024.8        $    8,350.0
   ============================================================================================================================
    Composition of Shareholders' Equity under U.S. GAAP
       Common equity
         Common Shares                                                                      $    4,136.4        $    4,341.0
         Non-Voting Shares                                                                       4,728.1             4,700.8
         Options and warrants (Note 15(c))                                                           5.9                26.9
         Accrual for shares issuable under channel stock incentive plan                               --                 0.8
         Retained earnings (deficit)                                                              (589.9)             (590.2)
         Accumulated other comprehensive income (loss) (i)                                        (375.6)             (249.2)
         Contributed surplus                                                                       119.9               119.9
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                            $    8,024.8        $    8,350.0
   ============================================================================================================================

     (a)      Merger of BC TELECOM and TELUS
     The business combination between BC TELECOM and TELUS Corporation (renamed TELUS Holdings Inc., which was wound up June 1, 2001) was accounted for using the pooling of interests method under Canadian GAAP. Under Canadian GAAP, the application of the pooling of interests method of accounting for the merger of BC TELECOM and TELUS Holdings Inc. resulted in a restatement of prior periods as if the two companies had always been combined. Under U.S. GAAP, the merger is accounted for using the purchase method. Use of the purchase method results in TELUS (TELUS Holdings Inc.) being acquired by BC TELECOM for $4,662.4 million (including merger related costs of $51.9 million) effective January 31, 1999.

    (b)      Operating Expenses - Operations

   Years ended December 31 (millions)                                                           2005                2004
   ----------------------------------------------------------------------------------------------------------------------------
   Future employee benefits                                                                 $      (16.9)       $      (16.9)
   Share-based compensation                                                                         14.2                19.1
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                            $       (2.7)       $        2.2
   ============================================================================================================================

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

       Share-based compensation: Effective January 1, 2004, Canadian GAAP required the adoption of the fair value method of accounting for share-based compensation for awards made after 2001. The Canadian GAAP disclosures for share-based compensation awards are set out in Note 9(b). U.S. GAAP requires disclosure of the impact on net income and net income per Common Share and Non-Voting Share as if the fair value based method of accounting had been applied for awards made after 1994; the Company continues to use the intrinsic value method for purposes of U.S. GAAP. The fair values of the Company's options granted in 2005 and 2004, and the weighted average assumptions used in estimating the fair values, are set out in Note 9(b). Such impact, using the fair values set out in Note 9(b), would approximate the pro forma amounts in the following table.



   Years ended December 31 (millions except per share amounts)                                   2005                2004
   ----------------------------------------------------------------------------------------------------------------------------
    Net income in accordance with U.S. GAAP
      As reported                                                                           $      661.5        $      528.8
      Deduct: Share-based compensation arising from share options determined under
        fair value based method for all awards                                                     (14.2)              (22.0)
   ----------------------------------------------------------------------------------------------------------------------------
      Pro forma                                                                             $      647.3        $      506.8
   ============================================================================================================================
   Net income in accordance with U.S. GAAP per Common Share and Non-Voting Share
      Basic
        As reported (using intrinsic value method)                                          $       1.85        $       1.48
        Pro forma (using fair value method)                                                 $       1.81        $       1.42
      Diluted
        As reported (using intrinsic value method)                                          $       1.83        $       1.46
        Pro forma (using fair value method)                                                 $       1.79        $       1.40

     Effective January 1, 2006, U.S. GAAP requires the adoption of the fair value method of accounting for share-based compensation, as further discussed in (j). On a prospective basis, commencing January 1, 2006, this will result in there no longer being a difference between Canadian GAAP and U.S. GAAP share-based compensation expense recognized in the results of operations. As share options granted subsequent to 1994 and prior to 2002 are captured by U.S. GAAP, but are not captured by Canadian GAAP, differences in common equity accounts arising from these awards will continue.

     (c)      Operating Expenses - Depreciation
       Merger of BC TELECOM and TELUS: Under the purchase method, TELUS' capital assets on acquisition have been recorded at fair value rather than at their underlying cost (book values) to TELUS. Therefore, depreciation of such assets based on fair values at the date of acquisition under U.S. GAAP will be different than TELUS' depreciation based on underlying cost (book values). As of March 31, 2004, the amortization of this difference had been completed.

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

     The incremental amounts recorded as intangible assets arising from the TELUS acquisition above are as follows:

                                                                          Accumulated
                                                           Cost           Amortization                Net Book Value
   ----------------------------------------------------------------------------------------------------------------------------
   As at December 31 (millions)                                                                 2005                  2004
   ----------------------------------------------------------------------------------------------------------------------------
   Intangible assets subject to amortization
      Subscribers - wireline                          $    1,950.0       $      295.8       $    1,654.2        $    1,692.6
      Subscribers - wireless                                 250.0              246.5                3.5                46.9
   ----------------------------------------------------------------------------------------------------------------------------
                                                           2,200.0              542.3            1,657.7             1,739.5
   ----------------------------------------------------------------------------------------------------------------------------
   Intangible assets with indefinite lives
      Spectrum licences(1)                                 1,833.3            1,833.3                 --                  --
   ----------------------------------------------------------------------------------------------------------------------------
                                                      $    4,033.3       $    2,375.6       $    1,657.7        $    1,739.5
   ============================================================================================================================

     (1) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

     Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at December 31, 2005, for each of the next five fiscal years is as follows:

   Years ending December 31 (millions)
   ----------------------------------------------------------------------------------------------------------------------------
   2006                                                                                                         $      253.7
   2007                                                                                                                163.1
   2008                                                                                                                 83.2
   2009                                                                                                                 48.1
   2010                                                                                                                 46.4

     (e)      Goodwill
       Merger of BC TELECOM and TELUS: Under the purchase method of accounting, TELUS' assets and liabilities at acquisition (see (a)) have been recorded at their fair values with the excess purchase price being allocated to goodwill


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     in the amount of $403.1 million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

       Additional goodwill on Clearnet purchase: Under U.S. GAAP, shares issued by the acquirer to effect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131.4 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment, as further discussed in Note 1(f).

     (f)      Financing Costs
       Merger of BC TELECOM and TELUS: Under the purchase method, TELUS' long-term debt on acquisition has been recorded at its fair value rather than at its underlying cost (book value) to TELUS. Therefore, interest expense calculated on the debt based on fair values at the date of acquisition under U.S. GAAP will be different from TELUS' interest expense based on underlying cost (book value). As of December 31, 2005, the amortization of this difference had been completed.

       Convertible debentures: Under Canadian GAAP, the conversion option embedded in the convertible debentures was presented separately as a component of shareholders' equity. Under U.S. GAAP, the embedded conversion option was not subject to bifurcation and was thus presented as a liability along with the balance of the convertible debentures. The principal accretion occurring under Canadian GAAP was not required under U.S. GAAP and the adjustment was included in the interest expense adjustment in the reconciliation.

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

     (h)      Income Taxes

   Years ended December 31 (millions)                                                            2005                2004
   ----------------------------------------------------------------------------------------------------------------------------
    Current                                                                                 $      (18.0)       $     (125.8)
    Deferred                                                                                       303.9               348.8
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                                   285.9               223.0
    Investment Tax Credits                                                                          (0.4)               (0.6)
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                            $      285.5        $      222.4
   ============================================================================================================================
     The Company's income tax expense (recovery), for U.S. GAAP purposes, differs from that calculated by applying statutory rates for the following reasons:

   Years ended December 31  ($ in millions)                         2005                                  2004
   ----------------------------------------------------------------------------------------------------------------------------
    Basic blended federal and provincial tax at       $      326.7               34.2%      $      262.0                34.7%
      statutory income tax rates
    Change in estimates of available deductible
      differences in prior years                             (37.5)                                 (9.1)
    Tax rate differential on, and consequential
      adjustments from, reassessment of prior year
      tax issues                                             (13.9)                                (41.2)
    Revaluation of deferred tax assets and
      liabilities for changes in statutory income tax
      rates                                                  (10.8)                                (14.0)
    Investment Tax Credits                                    (0.3)                                 (0.4)
    Other                                                      4.8                                   6.6
   ----------------------------------------------------------------------------------------------------------------------------
                                                             269.0               28.3%             203.9                27.0%
   Large corporations tax                                     16.5                                  18.5
   ----------------------------------------------------------------------------------------------------------------------------
    U.S. GAAP income tax expense (recovery)           $      285.5               30.0%      $      222.4                29.5%
   ============================================================================================================================



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     As referred to in Note 1(b), the Company must make significant estimates in respect of the composition of its deferred income tax asset and deferred income tax liability. The operations of the Company are complex, and related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question. Temporary differences comprising the deferred income tax asset (liability) are estimated as follows:

    As at December 31 (millions)                                                                 2005               2004
   ----------------------------------------------------------------------------------------------------------------------------
    Capital assets
      Property, plant, equipment, other and intangible assets subject to amortization       $     (578.0)       $     (615.2)
      Intangible assets with indefinite lives                                                     (974.4)             (991.9)
    Pension amounts                                                                                (93.0)              (80.7)
    Losses available to be carried forward                                                         164.0               424.9
    Reserves not currently deductible                                                              111.3               167.9
    Other                                                                                          185.7               158.5
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                            $   (1,184.4)       $     (936.5)
   ============================================================================================================================
    Deferred income tax asset
      Current                                                                               $      226.4        $      438.4
      Non-current                                                                                     --               218.8
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                                   226.4               657.2
    Deferred income tax liability                                                               (1,410.8)           (1,593.7)
   ----------------------------------------------------------------------------------------------------------------------------
    Deferred income tax asset (liability)                                                   $   (1,184.4)       $     (936.5)
   ============================================================================================================================
     (i)      Additional Disclosures Required Under U.S. GAAP - Comprehensive Income
     Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is no requirement to disclose comprehensive income under Canadian GAAP prior to fiscal periods beginning on or after January 1, 2007.

   Years ended                                      2005                                             2004
   December 31 (millions)
   ----------------------------------------------------------------------------------------------------------------------------
                                            Unrealized
                                            fair
                                            value                                            Unrealized
                                Cumulative  of                                   Cumulative  fair value
                                foreign     derivative                             foreign       of
                                currency    cash        Minimum                   currency   derivative    Minimum
                                translation  flow        pension                  translation   cash flow    pension
                                adjustment   hedges     liability    Total       adjustment    hedges     liability   Total
   ----------------------------------------------------------------------------------------------------------------------------
   Amount arising               $   (5.1)   $(119.1)    $ (62.1)    $(186.3)     $    0.5    $  (72.9)   $  (23.6)   $ (96.0)
   Income tax expense
     (recovery)                       --      (39.6)      (20.3)      (59.9)           --       (25.4)       (8.1)     (33.5)
   ----------------------------------------------------------------------------------------------------------------------------
   Net                              (5.1)     (79.5)      (41.8)     (126.4)          0.5       (47.5)      (15.5)     (62.5)
   Accumulated other
     comprehensive income
     (loss), beginning of
     period                         (2.2)    (121.1)     (125.9)     (249.2)         (2.7)      (73.6)     (110.4)    (186.7)
   ----------------------------------------------------------------------------------------------------------------------------
   Accumulated other
     comprehensive income
     (loss), end of period      $   (7.3)   $(200.6)    $(167.7)    $(375.6)     $   (2.2)   $ (121.1)   $ (125.9)   $(249.2)
   ============================================================================================================================

     (j)      Recently Issued Accounting Standards Not Yet Implemented

        Equity-based compensation: Under U.S. GAAP, effective for its 2006 fiscal year, the Company will be required to apply the fair value method of accounting for share-based compensation awards granted to employees, as prescribed by Statement of
     Financial Accounting Standards 123(R), "Share-Based Payment". The Company has selected the modified prospective transition method. The modified prospective transition method results in no share option expense being recognized in the U.S. GAAP reconciliation disclosures, other than on a pro forma basis as set out in (b), in fiscal years prior to 2006. The share option expense that is recognized in fiscal years subsequent to 2005 is in respect of share options granted after 1994 and vesting in fiscal periods subsequent to 2005.



     To reflect the fair value of options granted subsequent to 1994, and vesting prior to 2006, certain components of common equity in the December 31, 2005, U.S. GAAP reconciliation disclosures would have been restated as follows (had restatement occurred):

     December 31, 2005 (millions)                                                             Cumulative
                                                                                              transition
                                                                                            adjustment for
                                                                                              share-based
                                                                          As currently   compensation arising     As will be
                                                                            reported      from share options       reported
   ----------------------------------------------------------------------------------------------------------------------------
    Common equity
      Common Shares                                                      $    4,136.4       $        7.4        $    4,143.8
      Non-Voting Shares                                                       4,728.1               76.4             4,804.5
      Options and warrants                                                        5.9                 --                 5.9
      Retained earnings (deficit)                                              (589.9)            (195.6)             (785.5)
      Accumulated other comprehensive income (loss)                            (375.6)                --              (375.6)
      Contributed surplus                                                       119.9              111.8               231.7
   ----------------------------------------------------------------------------------------------------------------------------
                                                                         $    8,024.8       $         --        $    8,024.8
   ============================================================================================================================

     Other: As would affect the Company, there are no other U.S. accounting standards currently issued and not yet implemented that would differ from Canadian accounting standards currently issued and not yet implemented.





Forward-looking statements
_______________________________________________________________________________

This report and Management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company) that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from financial and operating targets, expectations, estimates or intentions expressed in the forward-looking statements.

Assumptions for 2006 target purposes include: economic growth consistent with recent provincial and national estimates by the Conference Board of Canada that were available in 2005, including gross domestic product growth of 3.1% in Canada; increased wireline competition in both business and consumer markets; a wireless industry market penetration gain similar to the approximately five percentage point gain in 2005; approximately $100 million restructuring and workforce reduction expenses; an effective tax rate of approximately 35%; no prospective significant acquisitions or divestitures; no change in foreign ownership rules; and maintenance or improvement of investment-grade credit ratings.

Factors that could cause actual results to differ materially include but are not limited to: competition; technology (including reliance on systems and information technology); regulatory developments; human resources (including possible labour disruptions); business integrations and internal reorganizations; process risks (including the conversion of legacy systems and security); financing and debt requirements (including share repurchases and debt redemptions); tax matters; health, safety and environment developments; litigation and legal matters; business continuity events (including manmade and natural threats); economic growth and fluctuations; and other risk factors discussed herein and listed from time to time in TELUS' reports, public disclosure documents including the Annual Information Form, and other filings with securities commissions in Canada (filed on SEDAR at sedar.com) and the United States (filed on EDGAR at sec.gov).

For further information, see Section 10: Risks and risk management of Management's discussion and analysis.
_______________________________________________________________________________

Management's discussion and analysis

February 24, 2006

The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the years ended December 31, 2005 and 2004, and should be read together with TELUS' Consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements above.

TELUS' Consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP. See Note 21 to the Consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The Consolidated financial statements and Management's discussion and analysis were reviewed by TELUS' Audit Committee and approved by TELUS' Board of Directors. All amounts are in Canadian dollars unless otherwise specified.

The Company has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate performance of business units and segments. Non-GAAP measures are used in measuring compliance with debt covenants. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. For the readers' reference, the definition, calculation and reconciliation of consolidated non-GAAP measures is provided in Section 11: Reconciliation of non-GAAP measures and definition of key operating indicators.

Management's discussion and analysis contents

 Section	                              Contents
---------------------------------------------------------------------------------------------------------------------------------
1.Overall performance	                      A summary of 2005 consolidated results and a description of performance against annual targets set for 2005
---------------------------------------------------------------------------------------------------------------------------------
 2.Core business, vision and strategy	      A discussion of TELUS' core business, vision and strategy, including examples of
                                              TELUS' activities in support of its six strategic imperatives
---------------------------------------------------------------------------------------------------------------------------------
 3.Key performance drivers	              Corporate priorities in place for 2005 and planned for 2006
---------------------------------------------------------------------------------------------------------------------------------
 4.Capability to deliver results	      A description of the factors that affect the capability to execute strategies, manage key performance drivers and deliver results
---------------------------------------------------------------------------------------------------------------------------------
 5.Results from operations	              A detailed discussion of operating results for 2005
---------------------------------------------------------------------------------------------------------------------------------
 6.Financial condition	                      A discussion of significant changes in the balance sheet at December 31, 2005, as compared to December 31, 2004
---------------------------------------------------------------------------------------------------------------------------------
 7.Liquidity and capital resources	      A discussion of cash flow, liquidity, credit facilities, off-balance sheet arrangements and other disclosures
---------------------------------------------------------------------------------------------------------------------------------
 8.Critical accounting estimates and          A description of accounting estimates, which are critical to determining financial
   accounting policy developments	      results, and changes to accounting policies
---------------------------------------------------------------------------------------------------------------------------------
 9.Looking forward to 2006	              A discussion of the outlook for 2006 and TELUS' 2006 financial and operational targets, including key assumptions and financing plans
---------------------------------------------------------------------------------------------------------------------------------
10.Risks and risk management	              An update of risks and uncertainties facing TELUS and how it manages these risks
---------------------------------------------------------------------------------------------------------------------------------
11.Reconciliation of non-GAAP                 A description, calculation and reconciliation of certain measures used by
   measures and definition of key             management
   operating indicators
---------------------------------------------------------------------------------------------------------------------------------

1. Overall performance

1.1 Materiality for disclosures

Management determines whether or not information is material based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

1.2 Canadian telecommunications market

Canadian real GDP (gross domestic product) growth was recently estimated at 2.8% in 2005 by the Conference Board of Canada. Canadian wireless industry revenues grew by approximately 16% as market penetration for the industry increased by approximately five percentage points. TELUS' wireless segment, carrying on business as TELUS Mobility, achieved 17% revenue growth in 2005 and its largest ever wireless subscriber net additions of 584,300. Price competition and technological substitution of voice services to wireless and Internet contributed to further softness in Canadian wireline industry revenues, estimated to have been flat in 2005. TELUS' wireline segment revenues grew by 1.5% in 2005.

Voice over Internet protocol (VoIP) services became an important competitive factor in the wireline consumer market in 2005. TELUS' major cable-TV competitors began to offer VoIP telephony in the Company's incumbent territories, while other VoIP competitors expanded their offerings. At the end of 2005, the Company began a limited commercial launch of TELUS TV services following extended employee-based trials. The business market is also increasingly adopting Internet protocol (IP) and managed services as a means of achieving operational efficiencies and improving revenue generation. Wireless resellers entered the prepaid market in 2005. Technology also continues to evolve, both increasing the Company's opportunities and facilitating increased competition. See Risks and risk management Sections 10.1 Competition and 10.2 Technology for the discussion of competitive and technology risks facing TELUS.

1.3 Consolidated highlights


($ in millions, except margin and per share	                Years ended December 31
 amounts)		                                        2005 		        2004 		        Change
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues			                        8,142.7 		7,581.2 		 7.4 %
EBITDA(1)		                                        3,295.3 		3,090.6 		 6.6 %
EBITDA margin (%)(2)		                                   40.5 		   40.8 		(0.3) pts
Operating income		                                1,671.6 		1,447.5 		15.5 %
Net income		                                          700.3 		  565.8 		23.8 %

Earnings per share, basic ($)		                            1.96 		    1.58 		24.1 %
Earnings per share, diluted ($)		                            1.94 		    1.57 		23.6 %

Cash dividends declared per share ($)		                    0.875 		    0.65 		34.6 %
Cash provided by operating activities		                2,914.6 	        2,538.1 		14.8 %
Cash used by investing activities		                1,355.2 		1,299.5 		 4.3 %
	Capital expenditures		                        1,319.0 		1,319.0 		 0.0 %
Cash used by financing activities		                2,447.3 		  348.3 		  n.m.
Free cash flow(3)		                                1,465.5 		1,297.3 		13.0 %
---------------------------------------------------------------------------------------------------------------------------------

pts- percentage points
n.m. -- not meaningful
(1) Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure.
    See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
(2) EBITDA margin is EBITDA divided by Operating revenues.
(3) Free cash flow is a non-GAAP measure. See Section 11.2 Free cash flow.

---------------------------------------------------------------------------------------------------------------------------------

Despite the labour disruption experienced in Western Canada from late July to late November of 2005, solid growth in consolidated Operating revenues was achieved, with wireless segment revenues increasing by 17% for the full year. Wireline segment revenues increased by 1.5% for the full year, as growth in data revenues more than offset the decline in voice long distance and equipment revenues. The increase in consolidated EBITDA resulted from improved wireless profitability, partly offset by a temporary increase in wireline expenses in order to maintain operations during the labour disruption. The 6.6% growth in consolidated EBITDA was the primary contributor to $224.1 million higher Operating income in 2005, when compared with 2004. The net effect of the labour disruption was estimated at approximately $133 million additional operations expense in 2005.

Net income and earnings per share increased for the full year of 2005, when compared with 2004, due primarily to increased Operating income, partly offset by one-time financing costs arising from the early redemption of $1.578 billion Canadian dollar Notes on December 1, 2005.

Cash provided by operating activities increased by $376.5 million in 2005, when compared with 2004. The increase was primarily from the receipt of $350 million additional proceeds from securitized accounts receivable on November 30. Free cash flow increased because of improved EBITDA, lower payments under restructuring programs and higher interest received, partly offset by lower cash tax recoveries.


                 GRAPH                              GRAPH

           Operating revenues               Basic earnings per share ($)
             ( $ millions)

     Effect of the labour disruption on TELUS operations during 2005

TELUS 2005 results were affected by a labour disruption that commenced on July 21 and concluded following the ratification of a collective agreement on November 18 (see Reaching a collective agreement in Section 3.1 Corporate priorities for 2005). Revenue grew at a slower pace in the second half of the year due in part to the work stoppage and increased competitive activity. However, the recent increase in competition for local residential telephony services by resellers, cable-TV companies, and other competitors offering VoIP services makes it difficult to fully separate the competitive effects from the impacts of the labour disruption on wireline revenues and subscribers. Reduced availability of field resources resulted in the Company giving priority to repair activities, and business and data services, which limited installations of residential access lines.

Significant emergency operations planning costs were incurred in the second quarter. With the labour disruption beginning in July, emergency operations procedures were put in place to maintain customer service at the highest possible level. The labour disruption was most evident in British Columbia, where all unionized employees were not at work for the duration of the labour disruption. A sizeable number of bargaining unit employees were working in Alberta. There was no labour disruption in the Ontario and Quebec operations, but additional costs were incurred for extra workload in areas such as call centres. Incremental expenses that arose from emergency operations procedures included management reassignments, paid overtime, third-party security and contractor costs, travel and accommodation and reduced capitalization of labour. These incremental expenses exceeded cost savings, such as those arising from lower compensation expenses for employees who stayed off work and adjustments to accruals for payroll and other employee-related expenses, as shown in the table that follows.

With ratification of the new collective agreement and the return to work of TELUS team members by early December, certain capital spending resumed, and in fact increased, in the fourth quarter of 2005, when compared to the same period in 2004. For the full year of 2005, capital expenditures were still lower than originally planned, due to deferral of some construction activities, while the balance of assets under construction rose due to delays in completion of in-progress work.

The new five-year agreement provides increased operating flexibility and productivity, while facilitating better service for customers in an increasingly competitive marketplace. It fosters a performance culture with universal variable incentive pay, when performance metrics are met, and promotions that are based on performance as well as seniority. The agreement also establishes a new paradigm. For example, the Company and union agreed to work together to withdraw various types of lawsuits between the parties. As well, a Common Interest Forum has been established as a mechanism for co-operation and dialogue.



---------------------------------------------------------------------------------------------------------------------------------
Estimated impacts of the work stoppage	                           2005 Quarterly	                        2005
                                                         -------------------------------------------
                                                           Q2 		      Q3 	        Q4              Full year
---------------------------------------------------------------------------------------------------------------------------------
Net incremental Operations expenses,
pre-tax ($ millions)		                               16 	          65 	            52 		   133

Approximate earnings per share impact, after tax ($)       (0.03)	      (0.12)	        (0.10)	        (0.25)
---------------------------------------------------------------------------------------------------------------------------------

1.4 Performance scorecard for 2005 results

TELUS' original targets for 2005 did not include the impacts of the four-month work stoppage. Despite this, the majority of the original targets were achieved or exceeded as a result of being ahead of plan early in the year. Guidance was revised for selected items in the interim reports for the first, second and third quarters (released in May, August and November, respectively), as well as the December 16, 2005 announcement of 2006 targets. Generally, guidance revisions were improvements from the original targets or narrowing of guidance ranges. All of the final guidance items were achieved. See Section 9: Looking forward to 2006 for the 2006 targets announced on December 16, 2005.

* The original target for consolidated revenues was exceeded because of strong wireless average revenue per subscriber unit per month (ARPU) and subscriber growth, as well as growth in wireline data revenues.

* The original targets for consolidated and wireline EBITDA were achieved, while the original target for wireless EBITDA was exceeded. Guidance for wireline segment EBITDA was revised upward in the first quarter to $1.875 billion to $1.925 billion based on being ahead of plan at the time, but this higher range was not achieved as a result of the work stoppage. Guidance for wireline EBITDA was lowered in the third quarter to $1.8 billion to $1.875 billion to reflect the net effects of the work stoppage somewhat offset by lower restructuring charges, and updated in December to narrow the expected range to $1.84 billion to $1.865 billion.

* The guidance for consolidated capital expenditures was revised in May to approximately $1.4 billion due to an expected increase in the wireline segment. The expectation was subsequently reduced in November to approximately $1.3 billion as a result of the work stoppage. Guidance for wireline capital expenditures increased to the upper end of the target range of approximately $1.0 billion in May, and was subsequently reduced to approximately $900 million in November. The original consolidated target was achieved.

* The original target for free cash flow was exceeded because of lower capital expenditures and higher wireless EBITDA.

* The target for high-speed Internet subscriber net additions was not achieved, as the work stoppage limited gross additions of subscribers and increased competitor activity, particularly in the third quarter. Guidance was lowered to approximately 65,000, while competitive activity increased in the second half of 2005. In December, the guidance was revised to more than 65,000, which was achieved.

* The original target for wireless subscriber net additions was exceeded due to successful wireless marketing, as well as the fact that the Canadian wireless industry market penetration increased by approximately five percentage points rather than the approximately four percentage points originally anticipated.

                                         2005	              Original targets
  			                 results              for 2005                 Result   Final guidance             Result
---------------------------------------------------------------------------------------------------------------------------------
Performance to 2005 targets
and revised guidance

++  Outperformed target or guidance
+   Met target or guidance
-   Approximated target or guidance
X   Missed target or guidance
---------------------------------------------------------------------------------------------------------------------------------
Consolidated

  Revenues	                         $8.14 billion        $7.9 to $8.0 billion     ++	$8.1 to $8.15 billion	   +

  EBITDA(1)	                         $3.295 billion       $3.2 to $3.3 billion      +	$3.275 to $3.325 billion   +

  Earnings per share - basic	         $1.96	              $1.65 to $1.85	       ++	$1.90 to $2.00	           +

  Capital expenditures                   $1.32 billion	      $1.3 to $1.4 billion      +	Approx. $1.3 billion	   +

  Free cash flow(2)                      $1.47 billion	      $1.2 to $1.3 billion     ++	$1.4 to $1.5 billion	   +

---------------------------------------------------------------------------------------------------------------------------------
Wireline segment

  Revenue (external)	                 $4.85 billion	      $4.7 to
                                                              $4.75 billion	       ++	$4.825 to $4.85 billion	   +
    Non-ILEC(3) revenue	                 $632 million	      $600 to $650 million	+	$625 to $635 million	   +

  EBITDA	                         $1.85 billion	      $1.85 to $1.9 billion	+	$1.84 to $1.865 billion	   +

    Non-ILEC EBITDA	                 $21 million	      $0 to $10 million	       ++	$15 to $20 million	  ++

  Capital expenditures	                 $914 million	      $950 million to 	       ++	Approx. $900 million	   +
					                        $1.0 billion
  High-speed Internet subscriber 	   73,400	      Approx. 100,000	        X  	More than 65,000	   +
   net additions
---------------------------------------------------------------------------------------------------------------------------------
Wireless segment
  Revenue (external)	                 $3.30 billion	      $3.2 to $3.25 billion    ++	$3.275 to $3.3 billion	   +

  EBITDA	                         $1.44 billion	      $1.35 to $1.4 billion    ++	$1.425 to $1.45 billion	   +

  Capital expenditures                 	 $405 million	      $350 to $400 million	-	Approx. $400 million	   +

  Wireless subscriber net additions	   584,300	       425,000 to 475,000      ++	More than 550,000	   +
---------------------------------------------------------------------------------------------------------------------------------

(1) See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
(2) See Section 11.2 Free cash flow.
(3) Non-incumbent local exchange carrier

---------------------------------------------------------------------------------------------------------------------------------

2. Core business, vision and strategy

The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis, and
Section 10: Risks and risk management.

2.1 Core business

TELUS Corporation, as the largest telecommunications company in Western Canada and the second largest in Canada, provides a wide range of wireline and wireless telecommunications products and services including data, Internet, voice, video and entertainment services. TELUS earns the majority of its revenue from access to, and the use of, the Company's national telecommunications infrastructure, or from providing products and services that facilitate access to and usage of this infrastructure.

The Company has two reportable segments: wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information is regularly reported to the Company's chief operating decision maker.

At December 31, 2005, the Company's principal subsidiary is wholly owned TELUS Communications Inc. (TCI), including the TELE-MOBILE COMPANY partnership.

2.2 Vision and strategy

TELUS' strategic intent, or vision, is to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. TELUS' strategy for growth is to focus on its core telecommunications business in Canada. As a result, it has evolved from a regional telecommunications company in 1999, serving markets with only 28% of Canada's population, to a strong national facilities-based player in the growth areas of wireless, data and Internet protocol (IP). The Company embarked on this strategy in 2000 to take advantage of the significant growth opportunities the national market offers.

TELUS continues to be guided by its six long-standing strategic imperatives that guide the Company's actions and are generating the financial results of the Company. TELUS' activities in support of, and the results from, these imperatives include the following:

     Building national capabilities across data, IP, voice and wireless

In 2005, the Company expanded its suite of advanced IP-based network applications with the introduction of TELUS IP-One Evolution(R). This new service enables business customers to migrate from their existing Centrex systems to IP telephony at a pace that best suits their needs. In addition to utilizing the benefits of Centrex, customers gain the power of IP telephony, which converges voice, data and Internet and offers productivity-enhancing applications like integrated messaging and remote activation of services.

Expansion in Central Canada is key to TELUS' business growth strategy. An example of this is the new five-year contract that TELUS signed with a large manufacturer to provide and manage Internet-based voice and data services. The contract will migrate Centrex-based infrastructure to an IP-One Evolution solution. Another example is the eight-year, $30 million agreement with Intrawest Corporation to be the exclusive supplier of certain IP and telecommunications services to all Intrawest resorts across Canada.

Wireless population coverage was extended to 600,000 more Canadians in 2005, ending the year at 30.6 million. Distribution was extended with 19 new Company-owned wireless stores to approximately 140 corporate stores and a total of more than 2,000 retail locations across Canada. International roaming for PCS clients was expanded to China, New Zealand and Taiwan, building on existing roaming capability in, among other countries, Bermuda, the Dominican Republic, Guam, Hong Kong, Mexico, Puerto Rico, South Korea, the U.S. Virgin Islands, Venezuela and the United States. Two new global communications solutions were introduced in 2005: the Motorola A840 Worldphone, operating on both code division multiple access (CDMA) and global system for mobile (GSM) networks, and a GSM global roaming card. TELUS wireless clients can roam in more than 120 countries worldwide.

TELUS mobile TV service, launched in August, allows wireless clients to access unlimited live television on their wireless phones for just $15 per month. TELUS mobile TV now offers access to ten channels and boasts a high-quality display rate of four to six frames per second. In addition to faster speeds with EVDO (evolution data optimized), channel and handset selection for TELUS mobile TV is being expanded.

In addition, the wireless segment introduced the multi-network data access
(MNDA) solution, a reliable way for public safety and enterprise clients to access mission-critical data wirelessly and pass it between data networks without losing connections. In late 2005, a new wireless high-speed network
(EVDO) was introduced in major centres across Canada, offering business customers wireless data transfers at typical speeds of 400 to 700 kilobits per second -- at least six times faster than previous TELUS wireless data services.

     Providing integrated solutions that differentiate TELUS from its competitors

The Calgary Board of Education (CBE) signed in October a 10-year, $65 million contract with TELUS Sourcing Solutions for the delivery of some of the district's human resource (HR) services. This groundbreaking collaboration will allow the school board to benefit from leading-edge HR technology and expertise without up-front capital investment. The CBE is the first Canadian school district to enter into this type of HR services agreement with a private sector organization. TELUS Sourcing Solutions will provide a range of HR and payroll services to the CBE. To support the delivery of these services, TELUS will implement and manage a new Human Resource Management System (HRMS) for the CBE, delivering services including payroll, benefits, leave administration and recruitment and administrative activities related to the placement of support and temporary staff. This will enable the CBE to focus on its business of providing quality education programs for students. Approximately 50 CBE employees transferred to TELUS Sourcing Solutions under their existing terms and conditions of employment.

TELUS Sourcing Solutions signed a 15-year agreement with Hamilton Health Sciences to deliver the process and information technology components of its HR services. Valued at $137 million, the agreement will see TELUS implement technology and application upgrades to Hamilton Health Sciences' HR management system, as well as assume the day-to-day management and delivery of its HR services including payroll, recruitment, compensation, occupational health and safety and benefits. Through the partnership, approximately 70 Hamilton Health Sciences employees joined TELUS. The agreement will also see the establishment of a new TELUS Centre of Excellence in Ontario, enabling TELUS in co-operation with Hamilton Health Sciences to develop, test and evaluate innovative HR system solutions that will be marketed to other health sector and broader public sector clients.

TELUS announced the extension of its Future Friendly Home(R) strategy and the expansion of its suite of services from mobility and security to entertainment. TELUS began a targeted launch of its innovative all-digital television service, TELUS TV, in Edmonton and Calgary. Further expansion of TELUS TV is expected to continue on a targeted basis through a phased neighbourhood roll-out, with TELUS' own skilled team members selling, installing and supporting TELUS TV. For the associated technology risks, see Section 10.2 Technology.

     Partnering, acquiring and divesting to accelerate the implementation of TELUS'strategy and focus TELUS' resources on core business

The acquisition of a 52.5% ownership interest in Ambergris Solutions Inc. in February 2005, combined with the acquisition of ADCOM, Inc. in November 2004, provided aggregate incremental revenues of approximately $59 million and incremental EBITDA of approximately $10 million in 2005. The purchase of Ambergris provides TELUS with international call centre capabilities and backup capabilities. The international capability also supports TELUS in its bids to offer competitive call centre services to potential new clients. The purchase of ADCOM gained TELUS a new customer base, multi-site operations and state-of-the-art equipment.

In April 2005, TELUS and the B.C. provincial government announced an initiative, called Connecting Communities, that consolidates some 340 existing competitive services contracts (covering 10 broader public sector entities such as Crown corporations and health authorities) into one contract with the Province of B.C. and is to bring access to high-speed data and voice services to 119 rural B.C. communities by the end of 2006. TELUS expects to invest an estimated $110 million over four years to connect the communities to high-speed Internet and expand broadband services. With the additional 119 communities, a total of 334 communities in B.C. are to be connected by TELUS.

This agreement helps secure a large share of provincial government business projected at more than $245 million for the next four years. It also positions TELUS for new revenue growth opportunities for up to seven years by enabling the Company to deploy innovative IP-based technology and services. TELUS will create a $12 million innovation fund to allow the public sector in B.C. to develop pilot opportunities in strategic areas of future growth, including health care and education. The fund can be used for future upgrades and infrastructure enhancements, subject to certain criteria and approval by TELUS, as set out in the contract.

     Focusing relentlessly on the growth markets of data, IP and wireless

TELUS continued to achieve strong consolidated growth in 2005 based on record wireless subscriber net additions of 584,300, a 17% increase in wireless revenue and an 8% increase in wireline data revenue.

While TELUS ranks third in the Canadian wireless industry in terms of total subscribers, the success of its leadership position is reflected by TELUS Mobility generating the highest EBITDA and EBITDA less capital expenditures of the three national Canadian operators. TELUS continues to focus on profitable wireless growth in the national market, which is now made up of three major facilities-based players and niche-market competitors operating on a resale basis.

     Going to market as one team, under a common brand, executing a single strategy

Holiday season promotions in late 2005 using TELUS' nature-based brand were well received by the public and generated a significant amount of media attention. The popular and instantly recognized national master brand provides TELUS with a strong and differentiated marketing edge. For example, TELUS ads were ranked number one in the National Most Liked and Most Noticed categories in November as reported by Marketing Magazine.

TELUS is committed to improving the economic, social and environmental well-being of communities across Canada. With a focus on young Canadians, TELUS looks for opportunities to use its technology and expertise in ways that positively influence the communities in which TELUS team members live, work and serve. To ensure the greatest impact possible, TELUS community investment efforts are focused in three areas -- arts and culture, education and sport, and health and wellness. In 2005, seven TELUS Community Boards were established across Canada. Located in Vancouver, Edmonton, Calgary, Toronto, Ottawa, Montreal and Rimouski, the Boards meet quarterly to discuss local giving opportunities and strategically allocate approximately $3.5 million annually to local charities. In doing so, the Boards help TELUS determine where and how to invest resources to best optimize the benefits that flow to the community.

In 2005, TELUS formed partnerships with five science centres across Canada to help promote technological innovation and learning in science and technology. Over the next 20 years, TELUS expects to invest more than $43 million in the TELUS World of Science(R) centres in Vancouver, Calgary and Edmonton, and the Ontario and Montreal Science Centres. These partnerships will help to foster educational opportunities for young Canadians through the innovative use of technology and ensure these facilities remain leading-edge for future generations.

     Investing in internal capabilities to build a high-performance culture and efficient operations

As a full-service telecom operator, TELUS should increasingly benefit from wireless and wireline synergistic bundling opportunities. This is a differentiating competitive advantage compared to competitors with narrow or stand-alone service offerings, and is expected to be supported by the integration of wireline and wireless operations, initiated in late 2005, subject to the risks described in Section 10.5 Business integration and internal reorganizations.

3. Key performance drivers

To advance our strategy, focus on the near term opportunities and challenges, and create value for shareholders, TELUS sets corporate priorities each year. A report on the progress against 2005 priorities is described below.

3.1 Corporate priorities for 2005 -- reporting back

------------------------------------------------------------------------------
                      Progress against 2005 corporate priorities
------------------------------------------------------------------------------
Enhancing TELUS' leadership position in wireless

* Generated a record number of subscriber net additions at 584,300, representing 34% of the net additions of the three national competitors, while obtaining 36% of the EBITDA and 39% of EBITDA less capital expenditures
* Launched a new wireless high-speed network called EVDO for business in five major cities across Canada
* Introduced real-time access of live television programming to wireless phones in 2005 with the August launch of TELUS mobile TV service
* Continued to lead the Canadian industry with the highest average revenue per subscriber unit per month (ARPU) of $62, while maintaining one of the lowest churn rates in North America at 1.39%. With significant EBITDA growth, EBITDA less capital expenditures increased to a record $1,038.2 million or 33.9% of Network revenue, as compared with $788 million or 30.3% of 2004 Network revenue.
----------------------------------------------------------------------------
Leveraging investments in high-speed Internet technology through Future Friendly Home services in B.C., Alberta and Eastern Quebec

* Starting in May, promoted two additional varieties of high-speed Internet:
  o TELUS High-Speed Enhanced Internet service offers much more speed than TELUS' regular high-speed Internet service and is ideal for online gaming and downloading large files
  o TELUS High-Speed Lite Internet service offers speeds five times faster than dial-up Internet, but is not as fast as TELUS' regular high-speed Internet, and is suitable for surfing the Internet and accessing e-mail
* In November, started a phased neighbourhood roll-out in Edmonton and
  Calgary of TELUS TV, an innovative all-digital television service.
------------------------------------------------------------------------------
Accelerating wireline performance in Ontario and Quebec business markets

* Non-ILEC revenue of $632 million increased by 12.6% when compared with 2004
* Full-year non-ILEC EBITDA became positive for the first time in 2005 at $21 million
* Gained a number of new large multi-year customers including Hamilton Health Sciences and the Government of Quebec.
------------------------------------------------------------------------------
Growing brand value by delivering a superior customer experience via leading IP solutions and excellence in customer care

* Launched three new TELUS IP security solutions:
  o Intrusion Prevention Service (a hardware-based solution, which continuously monitors customer network traffic for anomalies and destroys them before they affect legitimate users' services)
  o Secure Socket Layer virtual private network (VPN) (a turn-key solution that insulates a network environment against external attacks)
  o Distributed Denial of Service (eliminates the need for client software deployment, costly maintenance and desktop support by utilizing the Internet's capacity for data transportation)
* Launched TELUS Telecommuting, a suite of communications services that allow business clients to work out of their homes. The services -- high-speed Internet, VPN, a variety of phone options, and collaboration services such as web, audio and video conferencing -- allow workers to create virtual offices at home
* TELUS and Telephony@Work partnered to offer Canada's first fully integrated on-demand hosted contact centre service, CallCentreAnywhere(TM).
------------------------------------------------------------------------------
Driving continual improvements in productivity across TELUS

* A number of smaller efficiency initiatives were undertaken in 2005, facilitated by $54 million in Restructuring and workforce reduction costs, with many activities delayed by the four-month work stoppage.
------------------------------------------------------------------------------
Reaching a collective agreement

* A positive outcome for TELUS and team members was the ratification of a new five-year collective agreement on November 18, 2005. For a summary of labour relations activity in 2005 and the new contract, see Reaching a collective agreement below.
------------------------------------------------------------------------------

     Reaching a collective agreement

A labour disruption that began on July 21, 2005 was settled on November 18, 2005, following the ratification of a new five-year collective agreement covering approximately 14,000 employees located predominantly in TELUS' western incumbent region in B.C. and Alberta. The new agreement merges six previously separate collective agreements into one and applies to all unionized team members in B.C. and Alberta represented by the Telecommunications Workers Union
(TWU), as well as TELUS Mobility team members in Central Canada who were included in the scope of the bargaining unit by Canada Industrial Relations Board (CIRB) Decisions 1088 and 278.

The new agreement provides TELUS and its team members the flexibility to compete on a level playing field and supports TELUS' leadership position in data, IP and wireless. After ratification, substantially all regular team members were recalled and working by the first week of December. The terms and conditions of the new collective agreement are effective from November 20, 2005 to November 19, 2010.

The following are highlights of the new contract:

* One-time lump sum payments in lieu of retroactive wage adjustments were provided for the period from the expiry of the previous collective agreements to the effective date of the ratified agreement (January 1, 2001 to November 20, 2005).

* Total compensation increases, consistent with earlier guidance, for the majority of employees include base pay increases of a minimum of 2% per year with additional variable pay increasing over the term of the contract from 3 to 5% per year. Base pay harmonization between similar jobs in B.C. and Alberta is provided for.

* Terms and conditions related to contracting out, scheduling of hours of work, paid time off the job, benefits, etc., are in line with competitive telecom benchmarks and are believed to provide TELUS with the required flexibility to effectively compete.

* A foundation now exists for a renewed, constructive union-management relationship. For example, the parties agreed to work together to withdraw a number of cases currently before the CIRB, Federal Court of Appeal and other courts or administrative bodies, to enable the parties to put an end to previous disputes. In addition, Common Interest Forums will involve executives from both the union and TELUS for ongoing constructive dialogue on issues.

* The proposed settlement of a long-standing pay equity complaint with respect to employees in British Columbia includes the establishment of a $10 million pay equity fund by TELUS, subject to acceptance by the Canadian Human Rights Commission.

* By March 2006, team members currently working in TELUS National Systems
  (TNS) and TELUS solutions de soutien will be included in the bargaining unit. In addition, the parties have agreed that team members employed in TELUS Mobility's directly owned retail store operations are to remain excluded from the bargaining unit.

* Transition options, including the offer of a voluntary departure package, are available for approximately 700 team members affected by three offices that were closed in February 2006 and the outsourcing of non-core functions. In addition, TELUS made a commitment that several remaining call centres in B.C. will remain open for the term of the contract.

3.2 Corporate priorities for 2006

TELUS developed new corporate priorities for 2006 to: advance its industry-leading strategy; achieve meaningful commercial differentiation in the markets; capitalize on the technology convergence of wireless and wireline; and drive continued operating efficiency and effectiveness.

------------------------------------------------------------------------------
           2006 corporate priorities across wireline and wireless
------------------------------------------------------------------------------
Advance TELUS' leadership in the consumer market through:

* TELUS' future friendly suite of data applications for customers at home and on the move
* Best-in-class customer loyalty through cost-effective customer experience
* Expanding TELUS' channel partner relationships to strengthen its distribution.
------------------------------------------------------------------------------
Advance TELUS' position in the business market through:

* Innovative solutions that enhance the competitiveness of TELUS' customers and deepen their loyalty to TELUS
* Increasing the Company's share in the business market by leveraging TELUS' mobile solutions such as high-speed data
* Improving delivery of managed solutions to small business customers.
-----------------------------------------------------------------------------
Advance TELUS' position in the wholesale market through:

* Strengthening the Company's North American reach through innovative IP solutions
* Establishing creative and preferred partnerships to grow TELUS' national customer base
* Optimizing the use of partner networks to complement TELUS' network investments.
-----------------------------------------------------------------------------
Drive improvements in productivity and service excellence by:

* Realizing efficiencies from the integration of wireline and wireless operations
* Driving improvements in enterprise-wide productivity and customer service excellence to increase competitiveness
* Capturing value from TELUS' investments in technology and innovation to streamline operations.
-----------------------------------------------------------------------------
Strengthen the spirit of the TELUS team and brand, and develop the best talent in the global communications industry by:

* Continuing to leverage best practices across the Company
* Cultivating a business ownership culture that embraces a philosophy of
  "our business, our customers, our team, my responsibility"
* Capitalizing on TELUS' reputation as a progressive, high-performance Company to attract and retain the best team in Canada
* Providing team members innovative opportunities for growth, development and employment options.
-----------------------------------------------------------------------------
4. Capability to deliver results

4.1 Operational capabilities -- Wireline

Less than one-third of the Company's revenues are from wireline segment regulated revenues. Wireline regulated services include residential and business wireline services in incumbent local exchange carrier (ILEC) regions, competitor services and payphone services. Services that are forborne from regulation include non-incumbent local exchange carrier (non-ILEC) services, long distance services, Internet services, international telecommunications services, inter-exchange private line services, certain data services, and the sale of customer premises equipment.

In 2005, ongoing industry-wide trends of increased competition and new technologies facilitated the decline in network access lines and reduced long distance prices. With agreements such as those with the Government of B.C. and the Calgary Board of Education, and growth initiatives in the business markets in Ontario and Quebec, TELUS endeavours to retain existing customers and position itself for future revenue growth, particularly in the areas of data and IP. Measures taken for consumer services include new Future Friendly Home services introduced in 2004, limited commercial launch of TELUS TV in 2005, and the introduction of a three-year contract option for consumer optional features bundles in 2005. This initiative was launched to help retain customers, lock in revenues over the contract period, and delay or reduce churn to competitors. In addition, TELUS expects to achieve further improvements in efficiency and productivity through the recently implemented five-year collective agreement, including office closures and contracting out of specified non-core functions, as well as integration of operations in the wireline and wireless segments. See
Section 5.4 Wireline segment results -- Restructuring and workforce reduction costs and Section 10.5 Business integration and internal reorganizations.

During 2005, the Company continued to develop a new billing system in the wireline segment, which will include re-engineering processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contract and information management. The expected benefits of this project include streamlined and standardized processes and the elimination over time of multiple legacy information systems. The Company plans to implement this project in phases, beginning with a launch for consumer mass market accounts currently planned in 2006. See Section 10.6 Process risks.

The Company's principal wireline geographic markets and competitors are:
---------------------------------------------------------------------------------------------------------------------------------
Canadian geographic mark       TELUS wireline	                                   Competition
---------------------------------------------------------------------------------------------------------------------------------
National -- business           IP-based national network overlaying                BCE and Manitoba Tel (Allstream) competing
                               extensive switched network in incumbent             with their own national infrastructures, and
                               territories in Western Canada and Eastern           others such as Navigata (owned by SaskTel).
                               Quebec.
                                                                                   System integrators of managed solutions,
                               Rate-regulated in incumbent territories of          such as CGI, EDS and IBM.
                               B.C., Alberta and Eastern Quebec for access
                               and certain competitive digital network             Substitution to wireless including to TELUS
                               access services.                                    wireless offerings.

                               Non-rate-regulated operations in non-
                               incumbent areas of Ontario and Quebec.
                               Focused on managed data solutions in the
                               business market.
--------------------------------------------------------------------------------------------------------------------------------
Western Canada (B.C. and       Access to virtually every home. Rate-               Substitution to wireless including to TELUS
Alberta)-consumer              regulated for local services.                       wireless offerings.

                               Significant investment in Internet                  Shaw Cable -- access to most homes in
                               infrastructure and innovative services.             market. Provides Internet, entertainment and
                                                                                   VoIP-based telephony services. Not rate-
                               Plans to offer VoIP service.                        regulated by the CRTC.

                               Has broadcasting distribution licences to offer     Call-Net (owned by Rogers Communications),
                               digital television services in select               Navigata, Primus, Vonage, and various others-
                               communities across Alberta and B.C., as well        urban focus. Collectively offer local service
                               as licences to offer commercial video-on-           on a resale basis and with VoIP offerings,
                               demand services. Began roll-out of service in       Internet services sometimes on a resale
                               Edmonton and Calgary following extensive            basis, and long distance services.
                               employee trials.
--------------------------------------------------------------------------------------------------------------------------------
Eastern Quebec -- consumer     Access to virtually every home. Significant         Substitution to wireless including to TELUS
                               investment in Internet infrastructure and           wireless offerings.
                               innovative services.
                                                                                   COGECO (cable-TV) - urban focus. Offers
                               Has broadcasting distribution licences and          entertainment and VoIP-based telephony
                               video-on-demand licences.                           services.

                                                                                   Sprint, Excel, Distributel, Sears and Caztel
                                                                                   compete in the provision of long distance
                          	                                                   services.

                                                                                   BCE and Vonage compete for VoIP-based
                                                                                   services.
--------------------------------------------------------------------------------------------------------------------------------

4.2 Operational capabilities -- Wireless

TELUS Mobility's continued delivery of value-added solutions, excellent network quality, and an exceptional client service experience, contributed to profitable growth despite new competitive pressures. Future profitability and cash flow growth are expected to be realized from continued subscriber growth and operating scale efficiencies through a well managed client-focused organization, as well as integration of operations with the wireline segment.

Wireless services are not rate-regulated by the CRTC. The Company's principal wireless market and competitors are:


--------------------------------------------------------------------------------------------------------------------------------
Canadian geographic market     TELUS wireless	                                   Competition
--------------------------------------------------------------------------------------------------------------------------------
National, business and 	       Facilities-based services with access to 94%        Facilities-based competitors such as Rogers
consumer                       of Canadian population, operating a CDMA            Wireless, nationally, and wireless offerings by
                               network with state-of-the-art high speed            various regional telcos including Bell Mobility,
                               EVDO in major centres, and iDEN-based               SaskTel, MTS Mobility and Aliant Telecom
                               Push To Talk service focused on the                 Wireless.
                               commercial marketplace.
                                                                                   Resellers of BCE and Rogers networks, such
                                                                                   as the Virgin MobileGroup, 7-eleven and
                                                                                   certain cable-TV companies.
--------------------------------------------------------------------------------------------------------------------------------

4.3 Liquidity and capital resources

TELUS generally achieved all of the objectives under its 2005 financing plan, as illustrated in the following table. With access to undrawn credit facilities of $1.4 billion at December 31, 2005, and expected cash flow from operations, the Company believes it has sufficient capability to fund its requirements in 2006. See Section 9.3 Financing plan for 2006 and the associated risks in
Section 10.7 Financing and debt requirements.

-------------------------------------------------------------------------------
2005 financing plan and results
-------------------------------------------------------------------------------
TELUS' 2005 financing plan was to use free cash flow generated by its business operations to:
-------------------------------------------------------------------------------
* Maintain cash-on-hand in anticipation of the maturity of $1.578 billion of 7.5% TELUS Corporation Notes in June of 2006

  The Company exercised its right to early redeem, on December 1, 2005, the remaining $1.578 billion of 7.50%, Series CA, Notes outstanding. See Section
  7.3 Cash used by financing activities.
------------------------------------------------------------------------------
* Repurchase Common Shares and Non-Voting Shares under the Normal Course Issuer Bid (NCIB)

  Repurchased approximately 20.8 million TELUS shares for $892.1 million during 2005 under two NCIB programs.

  Purchased for cancellation 73% of the maximum 14.0 million Common Shares and 100% of the maximum 11.5 million Non-Voting Shares permitted under the first program, which was effective from December 20, 2004 to December 19, 2005, for a cumulative outlay of approximately $913 million.

  A second program was approved that runs for a 12-month period ending December 19, 2006, for potential repurchase and cancellation of up to 12.0 million Common Shares and 12.0 million Non-Voting Shares. Approximately 634,000 Common Shares and 608,000 Non-Voting Shares were repurchased under this NCIB in December 2005 for $57.5 million. See Section 7.3 Cash used by financing activities.
------------------------------------------------------------------------------
* Pay dividends

  Dividends of 20 cents per share were declared for each of the first three quarters. The declared dividend was increased to 27.5 cents per share for the fourth quarter dividend, which was paid on January 1, 2006. The target dividend payout ratio guideline continues to be in the range of 45 to 55% of sustainable earnings.
------------------------------------------------------------------------------
* Give consideration to redeeming or repurchasing debt in the open market

  On May 9, 2005, the Company provided notice of redemption for its convertible debentures at par, plus accrued and unpaid interest, for redemption on June 16, 2005. Convertible debenture holders exercised conversion options resulting in $131.7 million of convertible debenture principal being converted into approximately 3.3 million Non-Voting Shares. The conversion option in respect of $17.9 million of convertible debenture principal was not exercised and this principal amount was redeemed. See
  Section 6 Financial condition -- Shareholders' equity.
------------------------------------------------------------------------------
Other financing objectives included:
-----------------------------------------------------------------------------
* Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings and targeting improved credit ratings in the range of BBB+ to A-- in the future

  Investment grade credit ratings were maintained and improved ratings were received from all four rating agencies that cover TELUS. See Section 7.7 Credit ratings.

* Maintain position of fully hedging foreign exchange exposure for indebtedness

  Maintained as planned.

* Renew the $800 million 364-day revolving credit facility in May 2005

  TELUS arranged for new credit facilities in May 2005 to replace $1.6 billion of prior credit facilities. See Section 7.5 Credit facilities.

* Maintain a minimum $1 billion in unutilized liquidity

  Maintained as planned throughout the year, with more than $1.4 billion of unused credit facilities at December 31, 2005, as well as availability under the accounts receivable securitization program and cash on hand.
------------------------------------------------------------------------------

4.4 Disclosure controls and procedures

Management's responsibility for the financial reporting process that produces the financial statements is described in Management's report in the Consolidated financial statements. TELUS Corporation has a formal Policy on Corporate Disclosure and Confidentiality of Information, which sets out policies and practices including the mandate of the Disclosure Committee; the Policy was approved by the Board of Directors, and put into effect, in 2003.

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures as at the end of December 31, 2005. They have concluded that the Company's disclosure controls and procedures were effective, at a reasonable assurance level, to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the Management's discussion and analysis and the Consolidated financial statements contained in this report were being prepared.

     Certification

TELUS' Chief Executive Officer and Chief Financial Officer expect to certify TELUS' annual filing with the United States' Securities and Exchange Commission on Form 40-F as required by the United States Sarbanes-Oxley Act. TELUS also expects the Chief Executive Officer and Chief Financial Officer to certify its annual filings, including its Annual Information Form, that are filed with Canadian securities regulatory authorities. For the year ending December 31, 2006, TELUS expects to comply with Section 404 of the Sarbanes-Oxley Act.

5. Results from operations

5.1 Selected annual information

The following selected three-year consolidated financial information has been derived from and should be read in conjunction with the Consolidated financial statements of TELUS for the year ended December 31, 2005, and its annual Consolidated financial statements for previous years. Certain comparative information has been restated on a basis consistent with the 2005 presentation.

---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31	                                        2005 	                2004 	                2003
($ in millions except per share amounts)
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues		                                8,142.7 		7,581.2 	        7,146.0
Operations expense		                                4,793.5 		4,438.0 		4,301.9
Restructuring and workforce reduction costs		           53.9 		   52.6 		   28.3
Financing costs and other expense		                  641.5 		  622.0 		  662.6
Income taxes	                                       	          322.0 		  255.1 		  172.7

Net income		                                          700.3 		  565.8 		  324.4
Common Share and Non-Voting Share income		          700.3 		  564.0 		  320.9

Earnings per share(1) -- basic 		                            1.96 		    1.58 		    0.92
Earnings per share(1) -- diluted		                    1.94 		    1.57 		    0.91
Cash dividends declared per share(1)		                    0.875 		    0.65 		    0.60

Total assets		                                       16,222.3 	       17,838.0 	       17,477.5
Current maturities of long-term debt		                    5.0 		    4.3 		  221.1

   Long-term debt		                                4,639.9 		6,332.2 		6,609.8
   Deferred hedging and other long-term financial
     liabilities		                                1,420.9 		1,293.8		          983.8
                                                          ---------------          ----------------       ----------------
Total long-term financial liabilities		                6,060.8		        7,626.0		        7,593.6
Future income tax liabilities		                        1,023.9 		  991.9 		1,007.0
Non-controlling interest		                           25.6 		   13.1 		   10.7
Common equity 		                                        6,870.0 		7,016.8 		6,442.7
Preference and preferred share capital 		                     -- 		     -- 		   69.7
--------------------------------------------------------------------------------------------------------------------------------

(1) Includes Common Shares and Non-Voting Shares.

--------------------------------------------------------------------------------------------------------------------------------

Some significant changes over the three years included:

* Wireless segment revenues increased to approximately 40% of consolidated revenues in 2005 (approximately 37% in 2004 and 33% in 2003). This reflects wireless revenue growth rates of 15 to 17% in each of the last two years, while wireline revenue growth was 0 to 1.5% in each of the last two years.

* Consolidated operations expenses in 2005 included the effects of a four-month work stoppage including incremental expenses of approximately $133 million net of cost savings. These incremental costs primarily affected the wireline segment.

* Financing costs in 2005 included two significant one-time expenses totaling $51.0 million, as discussed in Section 5.3 Consolidated results from operations.

* Net income included significant favourable impacts for the settlement of prior years' tax matters and consequential adjustments. The amounts were approximately $65 million (18 cents per share) in 2005, approximately $73 million (21 cents per share) in 2004, and approximately $72 million (20 cents per share) in 2003.

5.2 Quarterly results summary

---------------------------------------------------------------------------------------------------------------------------------
($ in millions,
except per
share amounts)               2005 Q4      2005 Q3      2005 Q2      2005 Q1      2004 Q4      2004 Q3      2004 Q2      2004 Q1
---------------------------------------------------------------------------------------------------------------------------------
Segmented revenue
(external)
  Wireline segment           1,209.9      1,198.6      1,216.5 	    1,222.2      1,209.3      1,199.9 	   1,189.0      1,171.1
  Wireless segment             876.8        864.2        802.0 	      752.5 	   755.6        747.0 	     676.6        632.7
                             -------      -------      -------      -------      -------      -------      -------      -------
Operating revenues
   (consolidated)            2,086.7      2,062.8      2,018.5 	    1,974.7      1,964.9      1,946.9      1,865.6      1,803.8

Net income		        78.5 	    190.1        189.5 	      242.2 	   135.6        156.6 	     172.3        101.3
Per weighted average Common
 Share and Non-Voting Share
 outstanding
    - basic		         0.22 	      0.53 	   0.53 	0.67 	     0.38 	  0.44 	       0.48 	    0.28
    - diluted		         0.22 	      0.53 	   0.52 	0.66 	     0.37 	  0.43 	       0.48 	    0.28
Dividends declared per
  Common Share and Non-Voting
  Share outstanding              0.275 	      0.20 	   0.20 	0.20 	     0.20	  0.15 	       0.15	    0.15
--------------------------------------------------------------------------------------------------------------------------------

The trend in consolidated Operating revenues continued to reflect strong wireless growth resulting from an increased subscriber base and increased average revenue per subscriber unit (ARPU). TELUS' wireline segment revenue growth slowed in the second half of 2005, due in part to the work stoppage and increased competitive activity. The wireline revenue growth continues to be generated from data revenues, partially offset by reduced voice long distance revenues and voice equipment sales. Wireline segment revenues include the impacts of regulatory price cap decisions.

Net income and earnings per share for the second, third and fourth quarters of 2005 were impacted by increased net expenses leading up to and resulting from the labour disruption, as described earlier. In addition, financing costs in the fourth quarter of 2005 included a one-time $33.5 million pre-tax loss on early redemption of debt, while in the second quarter of 2005, a one-time $17.5 million pre-tax provision was recorded for estimated damages stemming from an Ontario Court of Appeal ruling. See Section 10.10 Litigation and legal matters. Aside from the effects of the work stoppage and one-time financing costs, the trend in Net income and earnings per share reflected improved operating profitability and lower interest on long-term and short-term debt.

There is significant fourth quarter seasonality in terms of wireless subscriber gross additions, related acquisition costs and equipment sales, and to a lesser extent, wireline high-speed Internet subscriber gross additions. For a more detailed discussion of fourth quarter results, refer to TELUS' fourth quarter press release, including Management's discussion and analysis.

Net income and earnings per share for seven of the quarters included net favourable impacts for the settlement of prior years' tax matters and consequential adjustments, as shown in the table below:

---------------------------------------------------------------------------------------------------------------------------------
($ in millions,
except per
share amounts)	             2005 Q4	  2005 Q3      2005 Q2	    2005 Q1	 2004 Q4      2004 Q3      2004 Q2	2004 Q1
---------------------------------------------------------------------------------------------------------------------------------
Approximate Net income
 impact                         4 	     4 	          3	      54 	   14 	       -- 	    45 	          14
Approximate earnings
 per share impact	     0.01 	  0.01 	       0.01 	    0.15 	 0.04 	       -- 	   0.13 	0.04
Approximate basic
 earnings per share,
 excluding favourable
 tax-related impacts	     0.21	  0.52	       0.52 	    0.54 	 0.34 	      0.44 	   0.35 	0.24
---------------------------------------------------------------------------------------------------------------------------------

On February 15, 2006, the Board of Directors of TELUS declared a quarterly dividend of 27.5 cents per share on outstanding Common and Non-Voting Shares payable on April 1, 2006 to shareholders of record on the close of business on March 10, 2006.

5.3 Consolidated results from operations

---------------------------------------------------------------------------------------------------------------------------------
($ in millions except EBITDA margin)	                        Years ended December 31
	                                                        2005 		        2004 		        Change
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues		                                 8,142.7 		 7,581.2 		 7.4 %
Operations expense		                                 4,793.5 		 4,438.0 		 8.0 %
Restructuring and workforce reduction costs		            53.9 		    52.6 	         2.5 %
---------------------------------------------------------------------------------------------------------------------------------
EBITDA (1)		                                         3,295.3 		 3,090.6 		 6.6 %
---------------------------------------------------------------------------------------------------------------------------------
EBITDA margin (%) (2)		                                    40.5 		    40.8 	        (0.3) pts
Total employees, end of period	                                29,819 	                25,798 	                15.6 %
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

---------------------------------------------------------------------------------------------------------------------------------

Consolidated Operating revenues increased by $561.5 million in 2005, when compared with 2004, primarily as a result of strong revenue growth in the wireless segment as well as growth in wireline segment data revenues. Consolidated EBITDA increased by $204.7 million in 2005, when compared with 2004, as a result of improved wireless profitability, partly offset by the effects of the labour disruption. The increase in employees was primarily from the acquisition of Ambergris in February 2005, which had approximately 3,200 employees at the end of 2005, as well as growth at TELUS Mobility to support a larger subscriber base.

For further detail by segment, see Section 5.4 Wireline segment results and
Section 5.5 Wireless segment results.

---------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization	                                Years ended December 31
($ in millions)		                                        2005 		        2004 		        Change
---------------------------------------------------------------------------------------------------------------------------------
Depreciation		                                        1,342.6 		1,307.8 		  2.7 %
Amortization of intangible assets		                  281.1 		  335.3 		(16.2)%
---------------------------------------------------------------------------------------------------------------------------------
		                                                1,623.7 		1,643.1 		 (1.2)%
---------------------------------------------------------------------------------------------------------------------------------

Depreciation increased in 2005, when compared with 2004, due primarily to growth in shorter life data and wireless network assets and a reduction in service lives for ADSL (high-speed Internet) customer equipment, partly offset by lower depreciation arising from full amortization of older cell sites. Amortization of intangible assets decreased in 2005, when compared with 2004, as a result of several software assets becoming fully depreciated partly offset by a $5.0 million write-down of an intangible right, related to termination of an indefeasible right-of-use contract for fibre, in the third quarter of 2005.

---------------------------------------------------------------------------------------------------------------------------------
Other expense, net	                                        Years ended December 31
($ millions)		                                        2005 		        2004 		        Change
---------------------------------------------------------------------------------------------------------------------------------
                                                                18.4 		        8.7 		        111.5 %
---------------------------------------------------------------------------------------------------------------------------------

Other expense includes charitable donations, accounts receivable securitization expense, gains and losses on disposal of property, and income (loss) or impairments in equity or portfolio investments. Charitable donations were approximately $9 million in 2005, an increase of approximately $2 million, when compared with 2004. The accounts receivable securitization expense was $7.3 million in 2005, or approximately $3 million higher than 2004, as a result of the $350 million increase in proceeds from securitized accounts receivable on November 30, 2005 (see Section 7.6 Accounts receivable sale). The balance of other expense in both years included losses and impairments in equity and portfolio investments, net of gains from the sale of real estate. Gains on real estate in 2005 included recognition of a portion of gain deferred under sale and leaseback arrangements for administrative properties sold in 2002, following the return of some space to the respective landlords. The balance of other expense in 2004 also included a write-off of approximately $5 million of accumulated acquisition costs for the expired offer to purchase Microcell.

Financing costs	                                                Years ended December 31
($ millions)		                                        2005 		        2004 		        Change
---------------------------------------------------------------------------------------------------------------------------------
Interest on long-term debt before unusual items 	        618.0 		        647.0 		        (4.5)%
Accrual for settlement of a lawsuit		                 17.5 		           -- 		         n. m.
---------------------------------------------------------------------------------------------------------------------------------
Interest on long-term debt		                        635.5 		        647.0 		        (1.8)%
Interest on short-term obligations and other		          8.2  		          8.5 		        (3.5)%
---------------------------------------------------------------------------------------------------------------------------------
Interest on long-term debt, short-term obligations
  and other	                                                643.7 		        655.5 		        (1.8)%
Loss on redemption of long-term debt		                 33.5 		           -- 		         n. m.
Foreign exchange losses (gains)		                          4.6 		         (3.1)		         n. m.
Interest income		                                        (58.7)		        (39.1)		        (50.1)%
---------------------------------------------------------------------------------------------------------------------------------
		                                                623.1 		        613.3 		          1.6 %
---------------------------------------------------------------------------------------------------------------------------------

In 2005, Financing costs included two significant one-time items. The first item was the second quarter accrual for estimated damages stemming from a June Ontario Court of Appeal ruling on litigation affecting TELUS Communications Inc. (TCI). This ruling related to a BC TEL bond redemption matter dating back to 1997. See Section 10.10 Litigation and legal matters. The second one-time item was a loss on redemption of long-term debt recorded when the Company exercised its right to early redeem, on December 1, 2005, the remaining $1.578 billion of 7.50%, Series CA, Notes outstanding. The loss on redemption amount included the loss that arose from the settlement of the financial instrument that was an interest rate hedge associated with the debt redeemed on December
1. The loss on redemption was lower than the interest expense that would have been recorded over the remaining term of the debt.

Aside from these one-time items, interest on long-term debt decreased by $29.0 million, when compared with 2004. This included approximately $10 million lower interest expense in December 2005 as a result of the early redemption. The remaining decrease was primarily due to the repayment of TCI Debentures and Medium-term Notes in 2004 and conversion/redemption of convertible debentures in the second quarter of 2005. TELUS maintains a hedging program using cross currency swaps, and as a result, long-term financing costs were generally unaffected by fluctuations in the value of the Canadian dollar against the U.S. dollar. Debt (the sum of Long-term Debt, Current maturities and the deferred hedging liability) was $5,803.0 million at December 31, 2005, a 21% reduction when compared with $7,374.2 million one year earlier.

Interest income earned in 2005 includes $25.2 million interest for the settlement of various prior years' tax matters (as compared to $26.2 million in 2004). The balance of interest income earned primarily from cash and temporary investments was $33.5 million in 2005 and $12.9 million in 2004.

---------------------------------------------------------------------------------------------------------------------------------
Income taxes	                                               Years ended December 31

($ millions, except tax rates)		                        2005 		        2004 		        Change
---------------------------------------------------------------------------------------------------------------------------------
Blended federal and provincial statutory income
  tax based on net income before tax		                352.3 		        286.6 		         22.9 %
Changes in estimates of available deductible
  differences in prior years		                        (37.5)		         (9.1) 		         n. m.
Tax rate differential on, and consequential
  adjustments from, the reassessment of prior
  year tax issues		                                (13.9)		        (41.2)		         66.3 %
Revaluation of future tax assets and liabilities for
  changes in statutory income tax rates	                         (5.1)		        (12.9)		         60.5 %
Large corporations tax and other		                 26.2 		         31.7 		        (17.4)%
---------------------------------------------------------------------------------------------------------------------------------
                                                        	322.0 		        255.1 		         26.2 %
---------------------------------------------------------------------------------------------------------------------------------
     Blended federal and provincial statutory tax
       rates (%)                                                 34.2 		         34.7 		         (0.5) pts
     Effective tax rates (%)		                         31.3 		         30.9 		          0.4  pts
---------------------------------------------------------------------------------------------------------------------------------

The increase in the blended federal and provincial statutory income tax expense was due to 24.8% growth in income before taxes in 2005, when compared with 2004. The blended federal and provincial tax rate decreased due mainly to changes in the B.C. tax rate. The B.C. provincial government enacted a reduction to general corporate income tax rates from 13.5% to 12.0% on income taxed in B.C, effective July 1, 2005. The change in the B.C. tax rate also required a revaluation of the future tax liability and the future tax asset, resulting in a further net recovery of $12.8 million, recorded in the third quarter of 2005. The Quebec provincial government substantially enacted an increase to general corporate income tax rates from 8.9% to 11.9% to be phased in over four years beginning January 1, 2006. The prospective increases in the Quebec tax rate required a revaluation of the future tax liability and the future tax asset, resulting in a net expense of $7.7 million in the fourth quarter of 2005. Reductions in tax also included changes in estimates of available deductible differences in prior years and a tax rate differential and consequential adjustments from the favourable reassessment of prior years' tax issues.

Based on the assumption of the continuation of the rate of TELUS earnings, the legal entity structure and the first quarter of 2006 reorganization of TELUS, and no substantive changes to tax regulations, the Company expects to be able to fully utilize its non-capital losses before the end of 2007. The Company's assessment is that the risk of expiry of such non-capital losses is remote. Based on a review of the Company's tax position, any material current income taxes recorded in 2006 are not expected to be paid until 2008.

---------------------------------------------------------------------------------------------------------------------------------
Other items	                                                Years ended December 31
($ millions)		                                        2005 		        2004 		        Change
---------------------------------------------------------------------------------------------------------------------------------
Non-controlling interest		                        7.8 		        4.6 		          69.6 %

Preference and preferred dividends		                 -- 		        1.8 		        (100.0)%
---------------------------------------------------------------------------------------------------------------------------------

Non-controlling interest represents minority shareholders' interests in several small subsidiaries, including minority shareholders' interest in Ambergris, acquired in February 2005.

Preference and preferred dividends ceased with the redemption of all of the publicly held TELUS Communications Inc.
Preference and Preferred Shares, completed on August 3, 2004.


                 Graph                                  Graph
Interest on long-term and short-term debt            Net income
            ($ millions)                            ($ millions)

                 Graph                                  Graph
Segmented external Operating revenues              Segmented EBITDA
            ($ millions)                            ($ millions)


5.4 Wireline segment results

--------------------------------------------------------------------------------------------------------------------------------
Operating revenues -- wireline segment	                        Years ended December 31
($ millions)		                                        2005 		        2004 		        Change
---------------------------------------------------------------------------------------------------------------------------------
Voice local		                                        2,174.1 		2,145.4 		  1.3 %
Voice long distance		                                  888.4 		  921.3 		 (3.6)%
Data		                                                1,533.4 		1,416.4 		  8.3 %
Other		                                                  251.3 		  286.2 	        (12.2)%
---------------------------------------------------------------------------------------------------------------------------------
External operating revenue		                        4,847.2 		4,769.3 		  1.6 %
Intersegment revenue		                                   90.4 		   96.6 		 (6.4)%
---------------------------------------------------------------------------------------------------------------------------------
Total operating revenue		                                4,937.6 		4,865.9 		  1.5 %
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
Key operating indicators -- wireline segment

	                                                               At December 31

(000s)		                                                2005 		        2004 		        Change
---------------------------------------------------------------------------------------------------------------------------------
Residential network access lines		                2,937 		        3,047 		         (3.6)%
Business network access lines		                        1,754 		        1,761 		         (0.4)%
                                                                -----------------------------------------------------------------
Total network access lines(1)		                        4,691 		        4,808 		         (2.4)%

High-speed Internet subscribers		                         763.1 		        689.7 		         10.6 %
Dial-up Internet subscribers		                         236.1 		        281.6 		        (16.2)%
                                                                -----------------------------------------------------------------
Total Internet subscribers (2)		                         999.2 		        971.3 		          2.9 %

	                                                        Years ended December 31
(000s)		                                                2005 		        2004 		        Change
			                                        -----------------------------------------------------------------
Change in residential network access lines		        (110)		         (39)		       (182.1)%
Change in business network access lines		                  (7)		         (23)		         69.6 %
                                                                -----------------------------------------------------------------
Change in total network access lines		                (117)		         (62)		        (88.7)%

High-speed Internet net additions		                 73.4 		        128.1 		        (42.7)%
Dial-up Internet net reductions		                        (45.5)		        (38.2)		        (19.1)%
                                                                -----------------------------------------------------------------
Total Internet subscriber net additions		                 27.9 		         89.9 		        (69.0)%
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

---------------------------------------------------------------------------------------------------------------------------------

Wireline revenues increased by $71.7 million in 2005, when compared with 2004, as growth in data services revenue significantly exceeded long distance revenue erosion and lower voice equipment sales.

* Voice local revenue increased by $28.7 million in 2005, when compared with 2004, as regulatory recoveries and the effect of business rate increases implemented June 1, 2005 were partly offset by the effect of continued line losses and a one-time regulatory recovery in 2004. Regulatory recoveries in 2005 included approximately $50 million drawn from the price cap deferral account to offset mandated additional discounts for competitive digital network services (in basic data services) pursuant to CRTC Decision 2005-6. This adjustment was required because TELUS used the liability method for recording price cap deferrals. See the discussion below for data revenues, which contains the equal and offsetting negative revenue impact for Decision 2005-6. Another regulatory recovery affecting 2005 results was a one-time positive $6.4 million recorded in the first quarter of 2005 for CRTC Decision 2005-4 (pertaining to subsidy requirements for high cost serving areas in TELUS Quebec ILEC territory for 2003 to 2005). In 2004, a $10.2 million regulatory recovery was recognized in the second quarter (in respect of CRTC Decision 2004-42 pertaining to deferral account recognition items).

  The increase in residential line losses in 2005, when compared with 2004, was due to increased competition from resellers, VoIP competitors (including the introduction of cable telephony in Calgary, Edmonton, Rimouski and Victoria), technological substitution to wireless services, lower numbers of second lines resulting from migration of dial-up Internet subscribers to high-speed Internet, and the labour disruption. The trend of declining residential network access lines may worsen in the future due to increased competition facilitated by cable telephony launches in January 2006 into Vancouver and likely into additional regions in the future. Net business line losses in 2005 improved from 2004 due to growth in non-incumbent regions partly offsetting competitive losses and migration to more efficient ISDN (integrated services digital network) services in ILEC regions.

* Voice long distance revenues decreased by $32.9 million in 2005, when compared with 2004. The decrease is consistent with industry-wide trends of strong price competition and technological substitution. The 3.6% rate of revenue erosion for the full year of 2005 improved from the 4.1% rate of erosion experienced in 2004, because of increased minute volumes (including growth in non-incumbent volumes) as well as an increase in the monthly long distance administration fee in certain long distance plans. This was despite continued decreases in average per-minute prices arising from strong competition as well as reduced call centre winback activity in the second half of the year because of the labour disruption.

* Wireline segment data revenues increased by $117.0 million in 2005, when compared with 2004. This included an aggregate increase of approximately $59 million from two recent acquisitions (Ambergris in February 2005 and ADCOM in late 2004).

  Data revenue growth that was not attributable to acquisitions was approximately $58 million in 2005. This growth was primarily due to: (i) increased Internet, enhanced data and hosting service revenues of approximately $79 million as a result of traction from new business contracts, continued growth in high-speed Internet subscribers and a higher average price; (ii) increased managed data revenues from the provision of business process outsourcing services to customers; and (iii) increased data equipment sales. These increases were partly offset by the additional discounts for competitive digital network services of approximately $50 million recorded in basic data services, mandated by CRTC Decision 2005-6, as well as migration to enhanced data services. The increase in data revenues from acquisitions described above was substantially offset by these additional discounts in the same periods.

  The rate of growth in high-speed Internet subscribers has slowed, as expected, from that observed in 2004 due to the high existing household penetration rates for high-speed Internet services in Western Canada and lower gross additions caused by increased competitive activity and the labour disruption, mitigated in part by fewer deactivations of existing customers. In addition, the Company had experienced high net additions in the first quarter of 2004 due to a very attractive introductory marketing promotion of limited duration.

* Other revenue decreased by $34.9 million in 2005, when compared with 2004, due mainly to lower voice equipment sales. In addition, an increase in the provision for expected retail and competitive quality of service penalties was made for lower service levels resulting from the work stoppage. The Company expects to apply to the CRTC in 2006 for an exemption from quality of service penalties related to the work stoppage.

* Intersegment revenue represents services provided by the wireline segment to the wireless segment. These revenues are eliminated upon consolidation together with the associated expense in the wireless segment.

Total external operating revenue discussed above included non-ILEC revenues of $631.6 million in 2005, an increase of $70.9 million or 12.6% when compared with 2004. The increase was a result of revenues from the purchase of ADCOM and growth in data service revenues, partly offset by competitive pricing pressures on voice services.

Operations expense -- wireline segment	                        Years ended December 31
($ millions, except employees)		                        2005 		        2004 		        Change
---------------------------------------------------------------------------------------------------------------------------------
Salaries, benefits and
   other employee-related costs		                         1,612.8 		1,649.4 		(2.2)%
Other operations expenses		                         1,418.6 		1,215.5 		16.7 %
---------------------------------------------------------------------------------------------------------------------------------
Total operations expense		                         3,031.4 		2,864.9 		 5.8 %
---------------------------------------------------------------------------------------------------------------------------------
Total employees, end of period		                        22,888 		       19,500 		        17.4 %
---------------------------------------------------------------------------------------------------------------------------------

Operations expense increased by $166.5 million in 2005, when compared with 2004. The increase was due primarily to activation of emergency operations procedures to minimize the impact on customer services during the labour disruption. As a result, customer service was maintained at higher than anticipated levels. Increased temporary expenses associated with the labour disruption included: management reassignments, overtime, third-party security and contractor costs, travel and accommodation, and lower capitalization of labour, which exceeded savings in compensation for employees who were not working, and a revision to the labour settlement estimate. Expenses increased by $49 million in aggregate due to acquisitions (ADCOM in late 2004 and Ambergris in February 2005). The addition of a contract in late 2004 to provide payroll services to the B.C. government, as well as two new human resource services contracts in the fourth quarter of 2005, also contributed to increased expenses. The total number of employees, aside from those added with the acquisition of Ambergris and the new payroll and HR services contracts, was not significantly changed in 2005.

* Salaries, benefits and employee-related expenses decreased by $36.6 million in 2005, when compared with 2004. The decrease was due primarily to lower compensation expenses for employees who stayed off work and adjustments to accruals for payroll and other employee-related expenses, partly offset by increased expenses due to acquisitions and new contracts for the provision of payroll and human resources services described above, as well as increased compensation. The expense for defined benefit pension plans decreased by approximately $16 million for the year due to favourable returns on plan assets more than offsetting the negative impact of a lower discount rate for 2005, when compared with 2004.

* Other operations expenses increased by $203.1 million in 2005, when compared with 2004. The increase was due primarily to temporary expenses incurred during the labour disruption, such as increased third-party security and contractors. Increased expenses of approximately $43 million for the year were recorded due to lower capitalization of labour resulting from deferral of capital expenditures and reassignment of staff to operational activities during the labour disruption. Expenses also increased as a result of acquisitions and the new contracts for the provision of payroll and human resources services described above, and increased product and service cost of sales associated with higher data equipment sales. Otherwise, expenses decreased as a result of: (i) nominal payments to Verizon under the renegotiated Software and Related Technology and Service Agreement, compared with approximately $33 million in 2004; (ii) reduced facilities, transit and termination costs of approximately $22 million due to the movement of traffic on-net and price cap discounts from competitor ILECs arising from CRTC Decision 2005-6, partly offset by higher outbound traffic volumes; and (iii) a lower bad debt expense of approximately $10 million due to lower credit risk and continued improvement of collection practices that have reduced credit loss exposure.

Included in the total segment expenses discussed above are non-ILEC operations expenses of $610.4 million in 2005, an increase of $27.5 million or 4.7%, when compared with 2004. The increase in operations expense supported growth in non-ILEC revenues for the same period.



---------------------------------------------------------------------------------------------------------------------------------
Restructuring and workforce reduction costs-
wireline segment	                                        Years ended December 31
($ millions)		                                        2005 		        2004 		        Change

---------------------------------------------------------------------------------------------------------------------------------
		                                                53.9 		        52.6 		        2.5 %
---------------------------------------------------------------------------------------------------------------------------------

     General

In 2005, the Company undertook a number of smaller initiatives within the ILEC portion of the wireline segment, such as operational consolidation, rationalization and integrations. These initiatives are aimed at improving the Company's operating and capital productivity. As at December 31, 2005, no future expenses remain to be accrued or recorded under the smaller initiatives substantially completed in 2005, but variances from estimates currently recorded may be recorded in subsequent periods. The Company's estimate of restructuring and workforce reduction costs in 2006, arising from its competitive efficiency program, which includes the office closures and contracting out and integration of wireline and wireless operations, does not currently exceed $100 million. See Forward-looking statements at the beginning of Managements discussion and analysis.

     Office closures and contracting out

In connection with the collective agreement signed in the fourth quarter of 2005, as further discussed, an accompanying letter of agreement set out the planned closure, on February 10, 2006, of a number of offices in British Columbia. This initiative is aimed to improve the Company's operating and capital productivity and is a component of the Company's competitive efficiency program. The approximately 250 bargaining unit employees affected by these office closures were offered the option of redeployment or participation in a voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan).

Similarly, an additional accompanying letter of agreement set out that the Company intends to contract out specific non-core functions over the term of the collective agreement. This initiative is aimed at allowing the Company to focus its resources on those core functions that differentiate the Company for its customers and is a component of the Company's competitive efficiency program. The approximately 250 bargaining unit employees currently affected by contracting out initiatives were offered the option of redeployment or participation in the voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan).

As at December 31, 2005, no future expenses remain to be accrued or recorded under the letter of agreement setting out the planned closure of a number of offices in British Columbia, but variances from estimates currently recorded may be recorded in subsequent periods. Other costs, such as other employee departures and those associated with real estate, will be incurred and recorded subsequent to December 31, 2005.

As at December 31, 2005, no future expenses remain to be accrued or recorded under the letter of agreement setting out the contracting out of specific non-core functions, in respect of the approximately 250 bargaining unit employees currently affected, but variances from estimates currently recorded may be recorded in subsequent periods. Future costs will be incurred as the initiative continues.

     Integration of wireline and wireless operations

On November 24, 2005, the Company announced the integration of its wireline and wireless operations, an initiative that will continue into future years and that is a component of the Company's competitive efficiency program. During the year ended December 31, 2005, $3.0 million of restructuring and workforce reduction costs were recorded in respect of this initiative and were included with general programs initiated in 2005.

EBITDA and EBITDA margin - wireline segment	                Years ended December 31
		                                                2005 		        2004 		        Change
---------------------------------------------------------------------------------------------------------------------------------
EBITDA ($ millions)		                                1,852.3 		1,948.4 	        (4.9)%
EBITDA margin (%)		                                   37.5 		   40.0 		(2.5) pts
---------------------------------------------------------------------------------------------------------------------------------

EBITDA decreased by $96.1 million in 2005, when compared with 2004. The primary causes included temporary expenses associated with maintaining operations during the labour disruption, emergency operations planning expenses prior to July 21, increased restructuring charges and flat revenues in the second half of 2005, despite improved non-ILEC profitability. Included in these results were net labour disruption related expenses of approximately $133 million for the full year. Non-ILEC EBITDA was $21.2 million in 2005, compared with $(22.2) million in 2004.

Wireline segment capital expenditures are discussed in Section 7.2 Cash used by investing activities.

5.5 Wireless segment results

---------------------------------------------------------------------------------------------------------------------------------
Operating revenues - wireless segment	                        Years ended December 31
($ millions)		                                        2005 		        2004 		        Change
---------------------------------------------------------------------------------------------------------------------------------
Network revenue		                                        3,064.6 		2,599.9 		17.9 %
Equipment revenue		                                  230.9 		  212.0 		 8.9 %
---------------------------------------------------------------------------------------------------------------------------------
External operating revenue		                        3,295.5 		2,811.9 		17.2 %
Intersegment revenue		                                   23.5 		   21.5 		 9.3 %
---------------------------------------------------------------------------------------------------------------------------------
Total operating revenue		                                3,319.0 		2,833.4 		17.1 %
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
Key operating indicators -- wireless segment
---------------------------------------------------------------------------------------------------------------------------------
(000s)	                                                               At December 31
		                                                2005 		        2004 		        Change
---------------------------------------------------------------------------------------------------------------------------------
Subscribers -- postpaid		                                3,666.8 		3,240.3 	        13.2 %
Subscribers -- prepaid		                                  853.9 		  696.1 		22.7 %
                                                               ----------              ---------               ---------
Subscribers -- total(1) 		                        4,520.7 		3,936.4 		14.8 %

Digital POPs(2) covered including
	roaming/resale (millions)(3)		                   30.6 		   30.0 		 2.0 %
			                                       ------------------------------------------------------------------
	                                                       Years ended December 31

(000s)		                                               2005 		        2004 		        Change
			                                       ------------------------------------------------------------------
Subscriber net additions -- postpaid		                  426.5 		  428.5 		(0.5)%
Subscriber net additions -- prepaid		                  157.8 		   83.9 		88.1 %
                                                               ------------------------------------------------------------------
Subscriber net additions -- total		                  584.3 		  512.4 		14.0 %

Churn, per month (%)(4)		                                   1.39 		   1.40 	        (0.01) pts
COA(5) per gross subscriber addition ($)(4)		            386 		    389 		(0.8)%
ARPU ($)(4)		                                             62 		     60 		 3.3 %
Average minutes of use
per subscriber per month (MOU)		                            399 		    384 		 3.9 %

EBITDA to network revenue (%)		                           47.1 		   43.9 	         3.2 pts
Retention spend to network revenue(4) (%)		            6.0 		    5.1 	         0.9 pts
EBITDA ($ millions)		                                1,443.0 		1,142.2 		26.3 %
EBITDA excluding COA ($ millions)(4)		                1,937.3 		1,578.0 		22.8 %
---------------------------------------------------------------------------------------------------------------------------------

pts - percentage points
(1) Subscribers are measured at the end of the reporting period based on information from billing systems.
(2) POPs is an acronym for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
(3) At December 31, 2005, TELUS' wireless PCS digital population coverage included expanded coverage of approximately 7.5 million PCS POPs due to roaming/resale agreements principally with Bell Mobility and Aliant Telecom Wireless.
(4) See Section 11.3 Definition of key operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.
(5) Cost of acquisition.

---------------------------------------------------------------------------------------------------------------------------------

* Wireless segment Network revenue increased by $464.7 million in 2005, when compared with 2004. Wireless Network revenue for 2005 was a record for TELUS. This growth was a result of the 14.8% expansion of the subscriber base combined with a $2 increased average revenue per subscriber unit per month (ARPU). The ARPU growth can be attributed to increased data usage including text messaging, mobile computing and downloads as well as higher voice revenues related to increased roaming, features and average minutes of use per subscriber per month (MOU).

  At December 31, 2005, postpaid subscribers represented 81.1% of the total cumulative subscriber base, remaining relatively stable from one year earlier and contributing to the significant ARPU premium attained over TELUS' competitors. Despite the commercial launch by new competitors in the prepaid market, the wireless segment achieved significant growth in prepaid net subscriber additions primarily as a result of a successful offering of the Talk Away bundle. Consequently, total subscriber net additions of 584,300 for the full year of 2005 represented an annual record for the wireless segment.

  Blended postpaid and prepaid monthly churn rates improved slightly in 2005, when compared with 2004. This is a significant accomplishment in the context of the challenges from labour disruptions, new competition, and other aggressive prepaid and Push To Talk(TM) offerings. Deactivations were 694,700 in 2005 as compared with 608,300 in 2004. The monthly churn rate has improved steadily during 2005. These churn and deactivation results reflect a continued focus on customer care including successful loyalty and retention efforts, enhanced product offerings and superior network quality.

* Equipment sales, rental and service revenue for the full year of 2005 increased mainly due to continued subscriber growth. Gross subscriber additions grew to 1,279,000 in 2005 as compared with 1,120,700 in 2004. Handset revenues associated with gross subscriber activations are included in COA per gross subscriber addition.

* Intersegment revenues represent services provided by the wireless segment to the wireline segment and are eliminated upon consolidation along with the associated expense in the wireline segment.


---------------------------------------------------------------------------------------------------------------------------------
Operations expense -- wireless segment	                        Years ended December 31
($ millions, except employees)					2005 		        2004 		        Change
---------------------------------------------------------------------------------------------------------------------------------
Equipment sales expenses		                          478.9 		  424.7 	        12.8 %
Network operating expenses		                          392.2 		  401.1 		(2.2)%
Marketing expenses		                                  403.7 		  329.2 		22.6 %
General and administration expenses		                  601.2 		  536.2 		12.1 %

Total operations expense		                        1,876.0 		1,691.2 		10.9 %
Total employees, end of period		                        6,931 		        6,298 		        10.1 %
---------------------------------------------------------------------------------------------------------------------------------

Wireless segment operations expense increased in 2005, when compared with 2004, to support growth in the subscriber base. The wireless segment continued to achieve economies of scale as total 2005 operations expenses increased by only 10.9%, while the corresponding Network revenue growth was 17.9% and year-over-year subscriber growth was 14.8%.

* Expenses related to equipment sales increased in 2005, when compared with 2004, principally due to an increase in gross subscriber activations, higher handset costs from a shift in product mix and increased retention activity. Handset costs associated with gross subscriber activations are included in COA per gross subscriber addition.

* The decrease in Network operating expenses in 2005, when compared with 2004, was a result of efforts to improve roaming rates and reduce leased line costs through microwave build, as well as scale efficiencies, and the competitive digital network services discounts arising from CRTC Decision 2005-6. In addition, the fourth quarter of 2005 included a $5.3 million credit related to years 2003 to 2005, which reflected the December 6, 2005 Federal Court ruling that TELUS not be required to include wireless revenues in the calculation of telecommunications fees payable to the CRTC. These decreases were partly offset by increased transmission and site-related expenses to support the greater number of cell sites, a larger subscriber base, and improved network quality and coverage. The digital population coverage grew to 30.6 million at December 31, 2005, as a result of continued activation of digital roaming regions and network expansion.

* Marketing expenses in 2005 increased primarily due to higher dealer compensation costs, expenses associated with the expanded subscriber base, increased advertising and promotions costs and increased re-contracting activity. COA per gross subscriber addition improved by $3 to $386 for the full year of 2005, when compared with the same period in 2004. With the higher ARPU and lower churn rate, COA per gross subscriber addition expressed as a ratio of the lifetime revenue of the subscriber improved for the full year of 2005 as compared with the same period in 2004.

* General and administration expenses increased by 12.1% in 2005, when compared to 2004 due to the increase in employees to support the significant growth in the subscriber base and continued expansion in the number of Company-owned retail stores. For the full year, the impact of additional labour disruption-related costs was offset by the payroll savings from fewer active employees during the labour disruption.

---------------------------------------------------------------------------------------------------------------------------------
EBITDA and EBITDA margin --
wireless segment 	                                        Years ended December 31
		                                                2005 		        2004 		        Change
---------------------------------------------------------------------------------------------------------------------------------
EBITDA ($ millions)		                                1,443.0 		1,142.2 		26.3 %
EBITDA margin (%)		                                   43.5 		   40.3 		 3.2 pts
---------------------------------------------------------------------------------------------------------------------------------

Wireless segment EBITDA increased by $300.8 million in 2005, when compared to 2004. Despite the labour disruption, the improvement in EBITDA and EBITDA margin in 2005 was attributed to the wireless segment's focus on profitable subscriber growth, increased ARPU, a lower COA per gross subscriber addition, excellent monthly churn rates, and successful cost containment efforts. The EBITDA margin, when calculated as a percentage of Network revenue, improved to 47.1% in 2005, compared with 43.9% in 2004, representing an increase of 3.2 percentage points.

Wireless segment capital expenditures are discussed in Section 7.2 Cash used by investing activities.

6. Financial condition

The following are the significant changes in the Consolidated balance sheets between December 31, 2004 and December 31, 2005.


---------------------------------------------------------------------------------------------------------------------------------

		                 Dec. 31,   Dec. 31,   Change 	    % Change 	Explanation
($ millions)		         2005 	    2004
---------------------------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and temporary
  investments, net		   8.6 	     896.5 	(887.9)	     (99.0)%	Used accumulated cash to partially fund debt
                                                                                redemptions
                                                                                See Section 7. Liquidity and capital resources
---------------------------------------------------------------------------------------------------------------------------------
  Accounts receivable	         610.3 	     863.5 	(253.2)	     (29.3)%	Reduced by the $350 million increase in proceeds
                                                                                from securitized accounts receivable on
                                                                                November 30, partly offset by higher sales
---------------------------------------------------------------------------------------------------------------------------------
  Income and other taxes
  receivable		         103.7 	     132.5 	(28.8)	     (21.7)%	Refunds received net of changes in estimates of
                                                                                near-term recoverable taxes
---------------------------------------------------------------------------------------------------------------------------------
  Inventories		         138.8 	     133.3 	  5.5 	       4.1 %	Primarily an increase in wireless inventory
                                                                                levels
---------------------------------------------------------------------------------------------------------------------------------
  Prepaid expenses and other     154.7 	     183.4 	(28.7)	     (15.6)%	Primarily net amortization of maintenance
                                                                                contracts and a reduction in connection and
                                                                                activation fees
---------------------------------------------------------------------------------------------------------------------------------
  Current portion of future
  income taxes		         226.4 	     438.4     (212.0)	     (48.4)%	Decrease in available tax loss pools and
                                                                                non-deductible reserves
---------------------------------------------------------------------------------------------------------------------------------
Current Liabilities
  Accounts payable and
  accrued liabilities	       1,393.7 	   1,362.6 	31.1 	       2.3 %	Principally an increase in payables associated
                                                                                with higher fourth quarter capital expenditures,
                                                                                and the accrual for settlement of a lawsuit,
                                                                                partly offset by reduced payroll liabilities and
                                                                                lower interest payable
---------------------------------------------------------------------------------------------------------------------------------
  Restructuring and workforce     57.1 	     70.7      (13.6)	     (19.2)%	Payments under previous programs exceeded new
  reduction accounts payable                                                    obligations
  and accrued liabilities
---------------------------------------------------------------------------------------------------------------------------------
  Advance billings and           571.8 	    531.5 	40.3 	       7.6 %	Primarily an increase in price cap deferred
  customer deposits                                                             revenues and increased Mobility billings,
                                                                                partly offset by lower activation and connection
                                                                                fees
---------------------------------------------------------------------------------------------------------------------------------
  Current maturities of
  long-term debt	           5.0 	      4.3 	 0.7 	      16.3 %	Current maturities of capital leases
---------------------------------------------------------------------------------------------------------------------------------
Working capital (1)		(785.1)	    678.5   (1,463.6)	      n. m.  	Primarily the reduction of cash and an increase
                                                                                in securitized receivables associated with early
                                                                                redemption of debt, as well as the decrease in
                                                                                the current future income tax asset
---------------------------------------------------------------------------------------------------------------------------------
Capital Assets, Net	      10,941.5 	 11,221.0     (279.5)	      (2.5)%	See Sections 5.3 Consolidated results from
                                                                                operations - Depreciation and amortization and
                                                                                7.2 Cash used by investing activities
---------------------------------------------------------------------------------------------------------------------------------
Other Assets
  Deferred charges	         850.2 	   704.4       145.8 	      20.7 %	Primarily pension plan contributions in excess
                                                                                of charges to income
---------------------------------------------------------------------------------------------------------------------------------
  Future income taxes		    - 	    99.8       (99.8)	    (100.0)%	Reflects use of loss carry forward amounts and
                                                                                reclassifications to the long-term future income
                                                                                tax liability
---------------------------------------------------------------------------------------------------------------------------------
  Investments		         31.2 	    38.4        (7.2)	     (18.8)%	Write-down of certain portfolio investments, net
                                                                                of new investments
---------------------------------------------------------------------------------------------------------------------------------

  Goodwill		      3,156.9 	 3,126.8 	30.1 	       1.0 %	Primarily goodwill added for acquisition of
                                                                                Ambergris, net of foreign exchange changes
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt		      4,639.9 	 6,332.2   (1,692.3)	     (26.7)%	TELUS Corporation 7.5% Notes ($1.578 billion)
                                                                                were redeemed early on Dec. 1, 2005; the $141.6
                                                                                million Dec. 31, 2004 balance of Convertible
                                                                                debentures was converted to equity or redeemed;
                                                                                and the Canadian dollar value of U.S. dollar Notes
                                                                                decreased by $120.4 million because of a
                                                                                strengthening Canadian dollar. Partly offsetting
                                                                                these items was a draw of $142 million against
                                                                                TELUS' three-year credit facility outstanding at
                                                                                the end of 2005
---------------------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities   1,635.3 	 1,506.1      129.2 	       8.6 %	Primarily an increase in the deferred hedging
                                                                                liability for U.S. dollar Notes, resulting from a
                                                                                strengthening Canadian dollar
---------------------------------------------------------------------------------------------------------------------------------
Future Income Taxes	      1,023.9 	   991.9       32.0 	       3.2 %	Reclassification from the long-term future income
                                                                                tax asset plus the net increase in temporary
                                                                                differences for long-term assets and liabilities,
                                                                                particularly pension assets
---------------------------------------------------------------------------------------------------------------------------------
Non-Controlling Interest         25.6 	    13.1       12.5 	      95.4 %	The increase arose from minority partners' share
                                                                                of several small subsidiaries, including an
                                                                                acquisition in 2005
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
  Convertible debentures           -         8.8       (8.8)	    (100.0)%	$7.8 million was transferred to share capital
                                                                                (in Common equity) when shareholders exercised
                                                                                their conversion option in 2005, while the
                                                                                balance was transferred to contributed surplus
                                                                                (in Common equity) with the redemption of the
                                                                                remaining debentures on June 15, 2005
---------------------------------------------------------------------------------------------------------------------------------
  Common equity	              6,870.0 	 7,016.8     (146.8)	      (2.1)%	The reduction during 2005 was comprised of:

                                                                                * Normal Course Issuer Bid expenditures of $892.1
                                                                                  million to repurchase 10.7 million Non-Voting
                                                                                  Shares and 10.1 million Common Shares;
                                                                                * Dividends of $312.2 million; and
                                                                                * Other of $7.1 million;
                                                                                partly offset by increases from:
                                                                                * Net income of $700.3 million;
                                                                                * Share options exercised of $232.6 million to
                                                                                  issue 7.6 million Non-Voting Shares and 1.0
                                                                                  million Common Shares; and
                                                                                * Conversion of $131.7 million of Convertible
                                                                                  debentures into 3.3 million Non-Voting Shares
---------------------------------------------------------------------------------------------------------------------------------

(1) Current assets subtracting Current liabilities - an indicator of the ability to finance current operations and meet obligations as they fall due.

---------------------------------------------------------------------------------------------------------------------------------

7. Liquidity and capital resources

7.1 Cash provided by operating activities


---------------------------------------------------------------------------------------------------------------------------------
($ millions)	                                                Years ended December 31
		                                                2005 		        2004 		        Change
---------------------------------------------------------------------------------------------------------------------------------
		                                                2,914.6 		2,538.1 		14.8 %
---------------------------------------------------------------------------------------------------------------------------------

Cash provided by operating activities increased by $376.5 million in 2005, when compared with 2004. Changes in cash provided by operating activities were mainly due to the following:

* Cash was provided by a $350 million increase in proceeds from securitized accounts receivable in 2005, compared with a $150 million reduction in securitized accounts receivable in 2004

* EBITDA increased by $204.7 million

* Restructuring and workforce reduction payments decreased by $52.3 million

* Interest received increased by $20.0 million

* Employer contributions to employee defined benefit plans decreased by $18.0 million due to updated actuarial valuations and net acceleration of funding in 2004. The Pension Plan for Management and Professional Employees of TELUS Corporation ceased accepting new participants on January 1, 2006. See Note 18 of the Consolidated financial statements for further information on TELUS employee future benefits.

Partly offsetting the above were:

* Income tax recoveries net of installment payments decreased by 125.1 million

* In 2004, TELUS received $33.3 million from Verizon, recorded as a reduction of prepaid and deferred services. The $33.3 million was part of the $148.1 million (U.S. $125 million) received when the independent Directors of TELUS agreed to facilitate the divestiture by Verizon of its entire 20.5% equity interest in TELUS

* Interest paid increased by $5.4 million due to the $30.9 million paid in respect of early redemption of 7.50%, Series CA, Notes on December 1, 2005, partly offset by lower interest due to conversion and redemption of Convertible debentures in 2005, and debt repayments in 2004

* Other changes in non-cash working capital in 2005 including a reduction in payroll and employee-related liabilities, and the payment of lump sum amounts to bargaining unit employees.

7.2 Cash used by investing activities

($ millions)	                                                Years ended December 31
		                                                2005 		        2004 		        Change
---------------------------------------------------------------------------------------------------------------------------------
		                                                 1,354.6 		1,299.5 		4.2 %
---------------------------------------------------------------------------------------------------------------------------------

Cash used by investing activities increased by $55.7 million in 2005, when compared with 2004. The increase was primarily from the $29.4 million investment in Ambergris (compared with the acquisition of ADCOM for $12.2 million in 2004) and lower proceeds from the sale of non-core assets. Assets under construction increased to $516.4 million at December 31, 2005, compared with $329.6 million at December 31, 2004, due to delays in completing capital projects caused by the labour disruption, as well as capitalized costs related to development of a new billing system in the wireline segment.

---------------------------------------------------------------------------------------------------------------------------------
Capital expenditures by segment	                                Years ended December 31
($ in millions, except capital expenditure intensity)		2005 		        2004 		        Change
---------------------------------------------------------------------------------------------------------------------------------
Wireline segment		                                  914.2 		  964.3 		(5.2)%
Wireless segment		                                  404.8 		  354.7 		14.1 %
---------------------------------------------------------------------------------------------------------------------------------
TELUS consolidated	                                	1,319.0 		1,319.0 		 0.0 %
---------------------------------------------------------------------------------------------------------------------------------
Capital expenditure intensity(1) (%)	             	           16.2 		   17.4 		(1.2) pts
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

---------------------------------------------------------------------------------------------------------------------------------

* Wireline segment ILEC capital expenditures decreased by 3.3% to approximately $799 million in 2005, when compared with 2004. The decrease included some deferral of capital expenditures due to the work stoppage. Greater investment in internal systems and processes was more than offset by lower expenditures on network infrastructure and other projects.

  For the full year of 2005, non-ILEC capital expenditures decreased by 16.6% to $115 million, when compared with 2004, as spending in 2004 required up-front investment to support certain major enterprise customers.

  The wireline segment capital expenditure intensity ratio was 18.5% in 2005, compared with 19.8% in 2004. Cash flow (EBITDA less capital expenditures) decreased by 4.7% to $938.1 million in 2005, when compared to 2004, due to lower EBITDA.

                 GRAPH
    Segmented capital expenditures
             ($ millions)

* Wireless segment capital expenditures increased by $50.1 million in 2005 and were attributed to strategic investments in next-generation EVDO-capable wireless network technology and continued enhancement of digital wireless capacity and coverage.

  Capital expenditure intensity for the wireless segment was 12.2% in 2005, as compared with 12.5% in 2004, as growth in capital expenditures paralleled growth in revenues. The work stoppage resulted in lower than originally planned capital expenditures for the full year of 2005. Wireless cash flow in 2005 exceeded wireline cash flow for the first time on a full year basis, increasing by 31.8% over 2004 to a wireless segment record $1,038.2 million.

TELUS' EBITDA less capital expenditures (see Section 11.1 EBITDA for the calculation) increased by 11.6% to $1,976.3 million in 2005, when compared with 2004, as a result of higher EBITDA.

7.3 Cash used by financing activities

---------------------------------------------------------------------------------------------------------------------------------
($ millions)	                                                Years ended December 31
		                                                2005 		        2004 		        Change
---------------------------------------------------------------------------------------------------------------------------------
		                                                2,446.7 		348.3 		        n.m.
---------------------------------------------------------------------------------------------------------------------------------

Cash used by financing activities increased significantly in 2005, when compared with 2004, primarily due to the early redemption on December 1, 2005, of the remaining $1.578 billion of 7.50%, Series CA, Notes, as well as purchases of shares under Normal Course Issuer Bids (NCIBs). Financing activities included:

* Proceeds from Common Shares and Non-Voting Shares issued were $219.4 million in 2005, an increase of $70.6 million when compared with 2004. The increase was mainly due to the exercise of options and warrants in 2005, partly offset by lower proceeds from share purchases for employee share plans, as TELUS now purchases these shares in the market rather than issue shares from treasury.

  In addition, during the second quarter of 2005, convertible debentures with a principal value of $131.7 million were converted into approximately 3.3 million Non-Voting Shares. Due to the non-cash nature of these transactions, the conversions are shown as balance sheet adjustments and are not included in the financing activities of the cash flow statements.

* Cash dividends paid to shareholders were $312.2 million in 2005, representing an increase of $63.5 million when compared with 2004. The increase arose principally from the declaration of higher per share dividends in 2005, when compared with 2004, as well as the purchase of dividend reinvestment plan shares in the market rather than issuing shares from treasury. Dividends declared were 87.5 cents per share in 2005, compared with 65 cents per share in 2004.

* Under the first NCIB program that was initiated on December 20, 2004 and expired on December 19, 2005, TELUS purchased for cancellation approximately 73% of the maximum 14 million Common Shares permitted and 100% of the maximum 11.5 million Non-Voting Shares permitted. The $912.6 million total outlay under this program was comprised of a $369.5 million reduction to share capital representing the book value of shares repurchased, and a $543.1 million reduction to retained earnings representing the amount in excess of book value.

  On December 16, 2005, TELUS announced that a new NCIB program was accepted by the Toronto Stock Exchange (TSX). Under the new program, TELUS may purchase for cancellation over a 12-month period up to 12 million of its outstanding Common Shares and up to 12 million of its outstanding Non-Voting Shares, representing approximately 6.5% and 7.2%, respectively, of the public float on the date of the announcement. The new program became effective on December 20, 2005, and will expire on December 19, 2006. By December 31, 2005, TELUS had purchased for cancellation under this new program approximately 634,000 Common Shares and 608,000 Non-Voting Shares. The $57.5 million outlay under the new program was comprised of a $20.9 million reduction to share capital and a $36.6 million reduction to retained earnings.

  The following tables enumerate the shares repurchased and costs under these programs for 2005 and cumulatively.

---------------------------------------------------------------------------------------------------------------------------------
Normal Course Issuer Bid Programs -- shares
---------------------------------------------------------------------------------------------------------------------------------
Shares	                     First program
repurchased for        beginning Dec. 20, 2004 and                Second program                   Total of both programs
cancellation              ending Dec. 19, 2005	             beginning Dec. 20, 2005
                 ----------------------------------------------------------------------------------------------------------------
                 In 2005     Total for 	  Percentage      In 2005     Maximum      Percentage        In 2005    Cumulative (1)
                             program         of                       shares          of
                             duration     maximum                    permitted      maximum
                                          permitted                    for         permitted
                                                                    repurchase
---------------------------------------------------------------------------------------------------------------------------------
Common	        9,503,300    10,259,011	    73.3 %	 634,469    12,000,000	      5.3 %	     10,137,769	    10,893,480
Non-Voting     10,048,600    11,500,000	   100.0 %	 607,700    12,000,000	      5.1 %	     10,656,300	    12,107,700
---------------------------------------------------------------------------------------------------------------------------------
	       19,551,900    21,759,011	    85.3 %     1,242,169    24,000,000	      5.2 %	     20,794,069	    23,001,180
---------------------------------------------------------------------------------------------------------------------------------
Normal Course Issuer Bid programs - cost
---------------------------------------------------------------------------------------------------------------------------------
Outlay                   First program                            Second program                   Total of both programs
($ millions)           beginning Dec. 20, 2004 and           beginning Dec. 20, 2005
                         ending Dec. 19, 2005
                -----------------------------------------------------------------------------------------------------------------
	         In 2005     Total for 		          In 2005			             In 2005	Cumulative (1)
                             program
                             duration
---------------------------------------------------------------------------------------------------------------------------------
Reduction of:
  Share capital	  330.1	      369.5		            20.9			               351.0	    390.4

  Retained
    earnings	  504.5	      543.1		            36.6			               541.1	     579.7
---------------------------------------------------------------------------------------------------------------------------------
	          834.6	      912.6		            57.5			               892.1	     970.1
---------------------------------------------------------------------------------------------------------------------------------

(1) From December 20, 2004 to December 31, 2005

---------------------------------------------------------------------------------------------------------------------------------

* Long-term debt issued in 2005 was comprised of a draw of $142 million against TELUS' three-year facility, and the balance was capital leases. Repayments in 2005 consisted of the early redemption of the $1.578 billion Canadian dollar Notes described earlier, and the June 16, 2005 redemption of convertible debentures not converted into Non-Voting Shares, of $17.9 million.

* In 2004, the redemption of all of the publicly held TELUS Communications Inc. Preference and Preferred Shares was completed for an outlay of $72.8 million.

* In 2004, TELUS received $114.8 million from Verizon, part of the $148.1 million (U.S. $125 million) received when the independent Directors of TELUS agreed to facilitate the divestiture by Verizon of its entire 20.5% equity interest in TELUS.

* Long-term debt issues in 2004 were primarily bank facilities that were repaid. Debt redemptions in 2004 included $189.5 million of TELUS Communications Inc. Series A Debentures and $20 million of TELUS Communications Inc. Medium-term Notes.

7.4 Liquidity and capital resource measures

---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31	                                        2005 		        2004 		        Change
---------------------------------------------------------------------------------------------------------------------------------
Components of debt and coverage ratios (1)
Net debt ($ millions)		                                 5,794.4 		 6,477.7 		(683.3)
Total capitalization -- book value ($ millions)		        12,690.0 	        13,516.4 		(826.4)

EBITDA excluding restructuring ($ millions)		         3,349.2 		 3,143.2 		 206.0
Net interest cost ($ millions)		                           623.1 		   613.3 		  (9.8)

Debt ratios
Fixed-rate debt as a proportion of total
	indebtedness (%)		                            97.6 		    93.2 		   4.4
Average term to maturity of debt (years)	    	             5.4 		     5.4 		    -

Net debt to total capitalization (%) (1)		            45.7 		    47.9 		  (2.2)
Net debt to EBITDA (1) 		                                     1.7 		     2.1 		  (0.4)

Coverage ratios (1)
Interest coverage on long-term debt		                     2.5 		     2.3 		   0.2
EBITDA interest coverage		                             5.4 		     5.1 		   0.3

Other measures
Free cash flow ($ millions) (2)		                         1,465.5 		 1,297.3 		 168.2
Dividend payout ratio (%) (1)		                              56 		      51 		     5

---------------------------------------------------------------------------------------------------------------------------------

(1) See Section 11.4 Definition of liquidity and capital resource measures.
(2) See Section 11.2 Free cash flow.

---------------------------------------------------------------------------------------------------------------------------------

Net debt decreased at the end of 2005, when compared to 2004, due to early redemption of Notes and the conversion and redemption of convertible debentures in 2005, partly offset by the use of cash and temporary investments (cash is netted against debt for the purposes of this calculation). The proportion of fixed-rate debt increased when TELUS terminated swap agreements concurrent with the early redemption of Notes. Total capitalization also decreased for these reasons as well as a decrease in common equity due primarily to share repurchases under NCIB programs. The net debt to EBITDA ratio measured at December 31, 2005 improved significantly, when compared with one year earlier, as a result of debt reduction and an increase in 12-month trailing EBITDA excluding restructuring.

Interest coverage on long-term debt improved because of increased income before interest and taxes, partly offset by higher interest expense. The EBITDA interest coverage ratio improved by 0.3 as a result of higher EBITDA excluding restructuring, and decreased by 0.1 due to higher interest. The free cash flow measure for 2005 increased, when compared with 2004, primarily because of improved EBITDA, lower payments under restructuring programs and higher interest received, partly offset by lower cash tax recoveries and higher interest paid. The dividend payout ratio for 2005 exceeded the target guideline of 45 to 55% of reported net earnings as a result of the temporary expenses associated with the work stoppage and the loss on debt redemption. More relevantly, the dividend payout ratio for 2005, excluding these two items, was approximately 48%.

Long-term guidelines for certain of TELUS' liquidity measures, as defined in
Section 11.4 Definition of liquidity and capital resource measures, are:

    * Net debt to total capitalization of 45 to 50%

    * Net debt to EBITDA of 1.5:1 to 2.0:1

    * Dividend payout ratio of 45 to 55% of sustainable net earnings.


                 GRAPH                              GRAPH
         Net debt to EBITDA           Net debt to total capitalization (%)


7.5 Credit facilities

TELUS arranged new credit facilities in May 2005 to replace $1.6 billion of prior credit facilities. The prior 364-day facility, which was due to expire, and a term facility with three years remaining to maturity were replaced with a new three-year facility due in May 2008 and a longer maturity five-year term facility due in May 2010. The new credit facilities have no substantial changes in terms and conditions, other than reduced pricing and the extension of term, which reflect favourable market conditions and TELUS' strong financial position.

TELUS had unutilized available liquidity in excess of $1.4 billion at December 31, 2005.

---------------------------------------------------------------------------------------------------------------------------------
Credit Facilities                                                                                         Outstanding
At December 31, 2005                                                                                    undrawn letters of
($ in millions)                                 Expiry	            Size	        Drawn               credit
---------------------------------------------------------------------------------------------------------------------------------
Five-year revolving facility (1)		May 4, 2010	    800.0	        --		    --
Three-year revolving facility (1)		May 7, 2008	    800.0	        142.0		    100.6
Other bank facilities		                    --		     74.0		--		      7.3
---------------------------------------------------------------------------------------------------------------------------------
Total		                                    --		  1,674.0	        142.0		    107.9
---------------------------------------------------------------------------------------------------------------------------------

(1) Canadian dollars or U.S. dollar equivalent.

---------------------------------------------------------------------------------------------------------------------------------

TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 1.7:1 at December 31, 2005) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2.0:1 (approximately 5.6:1 at December 31, 2005) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of net debt to EBITDA and EBITDA interest coverage. The calculations are not materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes, and continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

7.6 Accounts receivable sale

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is able to sell an interest in certain of its receivables up to a maximum of $650 million and is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service (DBRS), or the purchaser may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of February 24, 2006. The proceeds of securitized receivables increased from $150 million to $500 million on November 30, 2005. The balance of proceeds from securitized receivables was reduced on January 31, 2006 to $325 million.

7.7 Credit ratings

During 2005, each of the four credit rating agencies that cover TELUS increased their investment grade ratings for the Company's debt instruments. On June 27, Moody's Investors Service Inc. increased its rating for TELUS Corporation Notes from Baa3 with a positive outlook to Baa2 with a stable outlook. On September 27, Standard & Poor's (S&P) raised its ratings for long-term corporate credit and senior unsecured debt of TELUS Corporation and TCI from BBB to BBB+, while revising the outlook to stable. On October 18, Fitch Ratings upgraded its long-term BBB ratings for TELUS and TCI to BBB+ with a stable outlook. On October 24, DBRS upgraded its BBB rating for TELUS Corporation Notes and its BBB (high) ratings for TCI to BBB (high) and A (low), respectively, while the trend was revised to stable.

TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining and improving investment grade credit ratings in the range of BBB+ to A-, or the equivalent.

---------------------------------------------------------------------------------------------------------------------------------
Credit rating summary	                        DBRS(1)	            S&P(1)	        Moody's(1)	    Fitch(1)
---------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation
  Senior bank debt	                        --	            --	                --	            BBB+
  Notes	                                        BBB (high)	    BBB+	        Baa2	            BBB+

TELUS Communications Inc.
  Debentures	                                A (low)	            BBB+	        --	            BBB+
  Medium-term Notes	                        A (low)	            BBB+	        --	            BBB+
  First mortgage bonds	                        A (low)	            A-	                --	            --
---------------------------------------------------------------------------------------------------------------------------------

(1) Outlook or trend stable.

---------------------------------------------------------------------------------------------------------------------------------

7.8 Off-balance sheet arrangements, commitments and contingent liabilities

     Financial instruments (Note 4 of the Consolidated financial statements)

The Company's financial instruments consist of cash and temporary investments, accounts receivable, investments accounted for using the cost method, accounts payable, restructuring and workforce reduction accounts payable, dividends payable, short-term obligations, long-term debt, interest rate swap agreements, restricted stock unit compensation cost hedges, and foreign exchange hedges.

The Company uses various financial instruments, the fair values of some which are not reflected on the balance sheets, to reduce or eliminate exposure to interest rate and foreign currency risks and to reduce or eliminate exposure to increases in the compensation cost arising from specified grants of restricted stock units. These instruments are accounted for on the same basis as the underlying exposure being hedged. The majority of these instruments, from a notional amount view, which were newly added during 2001, pertain to TELUS' U.S. dollar borrowing. Use of these instruments is subject to a policy, which requires that no derivative transaction be effected for the purpose of establishing a speculative or a levered position, and sets criteria for the credit worthiness of the transaction counterparties.

Price risk -- interest rate: The Company is exposed to interest rate risk arising from fluctuations in interest rates on its temporary investments, short-term obligations and long-term debt.

Price risk -- currency: The Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. dollar denominated long-term debt. Currency hedging relationships have been established for the related semi-annual interest payments and principal payments at maturity, as further discussed in Note 1(h) and set out in Note 14(b).

The Company's foreign exchange risk management also includes the use of foreign currency forward contracts to fix the exchange rates on short-term foreign currency transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts on an exception basis only.

As at December 31, 2005, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rates on U.S. $47.0 million of fiscal 2006 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the wireless segment.

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

The fair values of the Company's long-term debt are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly. The carrying amount and fair value of long-term debt are as follows:


	                                          As at December 31, 2005		 As at December 31, 2004
---------------------------------------------------------------------------------------------------------------------------------
($ millions)	                                Carrying 	    Fair value	       Carrying 	   Fair value
                                                amount                                 amount
---------------------------------------------------------------------------------------------------------------------------------
Long-term debt
  Principal		                        4,644.9 	    5,371.6 		6,345.3 	    7,342.3
  Derivative financial instruments used
    to manage interest rate and currency
    risks associated with U.S. dollar
    denominated debt (Hedging item
    maximum maturity date: June 2011)          1,154.3              1,470.5 		1,032.6 	    1,299.5
  Derivative financial instruments used
    to manage interest rate risk associated
    with Canadian dollar denominated debt          -- 		        -- 		    -- 			1.3
---------------------------------------------------------------------------------------------------------------------------------
		                                5,799.2 	    6,842.1 		7,377.9 	    8,643.1
=================================================================================================================================

     Commitments and contingent liabilities (Note 16 of the Consolidated financial statements)

The Company has $57.1 million in outstanding commitments for its restructuring programs as at December 31, 2005, of which $15.1 million relates to programs initiated prior to 2005. In addition, the Company disclosed in its targets for 2006 that it expected to record approximately $100 million of restructuring and employee reduction costs in 2006. See Forward-looking statements at the beginning of Management's discussion and analysis.

In accordance with CRTC Price Cap Decisions 2002-34 and 2002-43, the Company defers a portion of revenues in a deferral account, which at December 31, 2005 was $158.7 million. Due to the Company's use of the liability method of accounting for the deferral account, the CRTC Decision 2005-6, as it relates to the Compan's provision of Competitor Digital Network services, is not expected to affect the Company's revenues. To the extent that the CRTC Decision 2005-6 requires the Company to provide discounts on Competitor Digital Network services, both for current and prior periods, the Company draws down the deferral account by an offsetting amount. For the year ended December 31, 2005, the Company drew down the deferral account by $50.5 million in respect of discounts on Competitor Digital Network services.

The Company's known contractual obligations at December 31, 2005, are quantified in the following table. For further information, refer to Note 16(c) of the Consolidated financial statements.

---------------------------------------------------------------------------------------------------------------------------------
            Long-term debt maturities
          -----------------------------
		   All except                          Other long-term 	  Operating           Purchase
($ millions)	capital leases	    Capital leases     liabilities	    leases	     obligations	     Total
---------------------------------------------------------------------------------------------------------------------------------
2006		     1.8 		 3.2 		   17.9 	     177.2 		380.1 	              580.2
2007		 1,869.9 		 3.5 		   28.4 	     155.7 		160.1 	            2,217.6
2008		   144.2 		 3.3 		   17.8 	     139.3 		106.1 	              410.7
2009		     0.7 		 0.8 		   17.1 	     126.7 		 44.9 	              190.2
2010		    80.0 		 1.7 		   16.9 	     112.7 		 10.1 	              221.4
Thereafter  	 3,716.5 		  -- 		   40.1 	     476.7 		 34.6 		    4,367.9
---------------------------------------------------------------------------------------------------------------------------------
Total		 5,813.1 		12.5 		  238.2 	   1,188.3 		735.9 		    7,988.0
---------------------------------------------------------------------------------------------------------------------------------

Canadian generally accepted accounting principles (GAAP) require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events. In the normal course of its operations, the Company enters into obligations that GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company. As at December 31, 2005, the Company has no liability recorded in respect of performance guarantees, and $0.5 million (December 31, 2004 -- $1.0 million) recorded in respect of lease guarantees. The maximum undiscounted guarantee amounts as at December 31, 2005, without regard for the likelihood of having to make such payment, were not significant.

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

In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the new owner's increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company's proportionate share would be 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action that would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred. As at December 31, 2005, the Company has no liability recorded in respect of indemnification obligations.

A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's Consolidated financial position, excepting items disclosed in Note 16(f) of the Consolidated financial statements. See also Section 10.10 Litigation and legal matters.

     Pay equity

On December 16, 1994, the Telecommunications Workers Union filed a complaint against BC TEL, a predecessor of TELUS Communications Inc., with the Canadian Human Rights Commission, alleging that wage differences between unionized male and female employees in British Columbia were contrary to the equal pay for work of equal value provisions in the Canadian Human Rights Act. As a term of the settlement between TELUS Communications Inc. and the Telecommunications Workers Union that resulted in the collective agreement effective November 20, 2005, and subject to acceptance by the Canadian Human Rights Commission of the settlement and closure of its file on this complaint, the parties have agreed to settle this complaint without any admission of liability, on the basis that the Company will establish a pay equity fund of $10 million to be paid out during the term of the new collective agreement and the TWU will withdraw and discontinue this complaint. On December 21, 2005, the TWU withdrew and discontinued this complaint. On January 10, 2006, the Canadian Human Rights Commission advised the Company that its investigator had recommended no further proceedings in this complaint, however, the Company is awaiting the Canadian Human Rights Commission's decision in this regard. Should the Canadian Human Rights Commission refuse consent or the complaint continue for any other reason and its ultimate resolution differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

7.9 Outstanding share information

The following is a summary of the outstanding shares for each class of equity at December 31, 2005 and at January 31, 2006. In addition, for January 31, 2006, the total number of outstanding and issuable shares is presented, assuming full conversion of options. Issuable shares at January 31, 2006 include shares held in reserve, but not issued.

---------------------------------------------------------------------------------------------------------------------------------
Class of equity security
	                                                       Common               Non-Voting                Total
                                                               Shares                 Shares                  Shares
(millions of shares)	 	                             outstanding            outstanding              outstanding
---------------------------------------------------------------------------------------------------------------------------------
At December 31, 2005
  Common equity -- Common Shares outstanding		        183.5		           --		        183.5
  Common equity -- Non-Voting Shares outstanding		   --		        166.6		        166.6
                                                               -------	               -------                 -------
		                                                183.5		        166.6		        350.1	(1)
				                               -------                 -------                 -------
At January 31, 2006
  Common equity -- Common Shares outstanding		        183.5		          --		        183.5
  Common equity -- Non-Voting Shares outstanding		   --		        166.9		        166.9
                                                               -------	               -------                 -------
		                                                183.5		        166.9                   350.4
				                               -------                 -------                 -------
Outstanding and issuable shares(2) at January 31, 2006
  Common Shares and Non-Voting Shares outstanding		183.5		        166.9                   350.4
  Options		                                          1.5		         21.8                    23.3
---------------------------------------------------------------------------------------------------------------------------------
		                                                185.0		        188.7		        373.7
---------------------------------------------------------------------------------------------------------------------------------

(1) For the purposes of calculating diluted earnings per share for the full year of 2005, the number of shares was 361.0 million.
(2) Assuming full conversion and ignoring exercise prices.

---------------------------------------------------------------------------------------------------------------------------------

8. Critical accounting estimates and accounting policy developments

8.1 Critical accounting estimates

TELUS' significant accounting policies are described in Note 1 of the Consolidated financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Management's estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's critical accounting estimates are described below and are generally discussed with the Audit Committee each quarter.

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

* In the normal course, changes are made to assumptions underlying all critical accounting estimates to reflect current economic conditions, updating of historical information used to develop the assumptions and changes in the Company's debt ratings, where applicable. Unless otherwise specified in the discussion of the specific critical accounting estimates, it is expected that no material changes in overall financial performance and financial statement line items would arise either from reasonably likely changes in material assumptions underlying the estimate or from selection of a different estimate from within a valid range of estimates.

* All critical accounting estimates are uncertain at the time of making the estimate and affect the following Consolidated income statement line items: income taxes (except for estimates about goodwill) and Common Share and Non-Voting Share income. Similarly, all critical accounting estimates affect the following Consolidated balance sheet line items: current assets (income and other taxes receivable); future income tax assets or liabilities; and shareholders' equity (retained earnings). Generally, the discussion of each critical accounting estimate does not differ between the Company's two segments: wireline and wireless. The critical accounting estimates affect the Consolidated income statement and Consolidated balance sheet line items as follows:


---------------------------------------------------------------------------------------------------------------------------------
    Consolidated income                          Operating           Operating expenses                                  Other
	      statement                          revenues     -------------------------------                           expense,
                                                                        Restructuring                                      net
                                                                            and
                                                                          workforce                       Amortization
                                                                          reduction                     of intangible
Consolidated balance sheet		                    Operations	   costs        Depreciation       assets

---------------------------------------------------------------------------------------------------------------------------------
Accounts receivable		                               X
Inventories		                                       X
Capital assets and goodwill(1)				                                    X	              X
Investments						                                                                   X
Payroll and other employee-related liabilities(2)	       X	  	            X	              X
Restructuring and workforce reduction costs			             X
Advanced billings and customer deposits	           X	       X		            X	              X
Employee defined benefit pension plans(2)		       X		            X	              X
---------------------------------------------------------------------------------------------------------------------------------

(1) Accounting estimate, as applicable to intangible assets with indefinite lives and goodwill, primarily affects the Company's wireless segment.
(2) Accounting estimate impact due to internal labour capitalization rates.

---------------------------------------------------------------------------------------------------------------------------------

Accounts receivable

General

* The Company considers the business area that gave rise to the accounts receivable, performs statistical analysis of portfolio delinquency trends and performs specific account identification when determining its allowance for doubtful accounts. This information is also used in conjunction with current market-based rates of borrowing to determine the fair value of its residual cash flows arising from accounts receivable securitization. The fair value of the Company's residual cash flows arising from the accounts receivable securitization is also referred to as its "retained interest."

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

* These accounting estimates are in respect of the Accounts receivable line item on the Company's Consolidated balance sheet comprising approximately 4% of total assets as at December 31, 2005. If the future were to adversely differ from management's best estimates of the fair value of the residual cash flows and the allowance for doubtful accounts, the Company could experience a bad debt charge in the future. Such a bad debt charge does not result in a cash outflow.

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

* This accounting estimate is in respect of the Inventory line item on the Company's Consolidated balance sheet, which comprises approximately 1% of total assets as at December 31, 2005. If the allowance for inventory obsolescence was inadequate, the Company could experience a charge to operations expense in the future. Such an inventory obsolescence charge does not result in a cash outflow.

Capital assets and Goodwill

General

* The accounting estimates for Capital assets and Goodwill represent approximately 67% and 19%, respectively, of the Company's Consolidated balance sheet, as at December 31, 2005. If the Company's estimated useful lives of assets were incorrect, the Company could experience increased or decreased charges for amortization of intangible assets or depreciation in the future. If the future were to adversely differ from management's best estimate of key economic assumptions and associated cash flows were to materially decrease, the Company could potentially experience future material impairment charges in respect of its capital assets, including intangible assets with indefinite lives and goodwill. If intangible assets with indefinite lives were determined to have finite lives at some point in the future, the Company could experience increased charges for amortization of intangible assets. Such charges do not result in a cash outflow and of themselves would not affect the Company's immediate liquidity.

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

* Assumptions underlying the composition of future income tax assets and future income tax liabilities include expectations about future results of operations and the timing of reversal of deductible temporary differences and taxable temporary differences. These assumptions also affect classification between income and other taxes receivable and future income tax assets. See Section 10.8 Tax matters. The composition of future income tax assets and future income tax liabilities is reasonably likely to change from period to period because of the significance of these uncertainties.

* This accounting estimate is in respect of material asset and liability line items on the Company's Consolidated balance sheet comprising approximately 1% of total assets and 6% of total liabilities and shareholders' equity, respectively, as at December 31, 2005. If the future were to adversely differ from management's best estimate of future results of operations and the timing of reversal of deductible temporary differences and taxable temporary differences, the Company could experience material future income tax adjustments. Such future income tax adjustments do not result in immediate cash outflows and, of themselves, would not affect the Company's immediate liquidity.

Accounts payable and accrued liabilities (payroll and other employee-related liabilities)

The accruals for payroll and other employee-related liabilities

* Contained within the accruals for payroll and other employee-related liabilities is a significant accrual in respect of performance-based, employee incentive compensation that may vary by quarter based upon estimates of achieving the pre-determined annual corporate objectives. In 2005, as a result of reaching a new five-year collective agreement with the Telecommunications Workers Union, the Company revised estimates that had been made over a period of years, resulting in a revision of accruals for payroll and other employee-related liabilities.

* Assumptions underlying the accruals for payroll and other employee-related liabilities that are uncertain at the time of making the estimate include the personal performance of employees, and operational and financial performance as compared to pre-determined annual business unit and corporate objectives.

* These accounting estimates are included in the operating expense line within the Company's Consolidated income statement. If the performance objective achievement resulted in the Company's associated accrual being materially different, the immediate impact on the Company's financial position could impact liquidity and a material adjustment may be recorded in the results of operations.

Restructuring and workforce reduction costs

The accruals for restructuring and workforce reduction costs

* As required by generally accepted accounting principles, accruals for Restructuring and workforce reduction costs were built up from a sufficiently detailed action plan that included a cost estimate for each action therein.

* Assumptions underlying the accruals for Restructuring and workforce reduction costs that are uncertain at the time of making the estimate include the proportion of eligible participants accepting offers under various restructuring initiatives.

* This accounting estimate is in respect of a material line item on the Company's Consolidated income statement for the years ended December 31, 2005 and 2004. If accruals for Restructuring and workforce reduction costs were inadequate, the Company could experience an increased charge to operations expense in the future.

Advance billings and customer deposits

The accruals for Canadian Radio-television and Telecommunications Commission deferral account liabilities

* The deferral account arises from the CRTC requiring the Company to defer the income statement recognition of a portion of the monies received in respect of residential basic services provided to non-high cost serving areas. The revenue deferral is based on the rate of inflation, less a productivity offset of 3.5%, and an "exogenous factor" that is associated with allowed recoveries in previous price cap regimes that have now expired. The critical estimate arises from the Company's recognition of the deferred amounts. The Company may recognize the deferred amounts upon the undertaking of qualifying actions, such as Service Improvement Programs in qualifying non-high cost serving areas, rate reductions (including those already mandated by the CRTC in respect of discounts on Competitor Digital Network services) and/or rebates to customers.

* Assumptions underlying the accruals for the CRTC deferral account that are uncertain at the time of making the estimate include what actions will ultimately qualify for recognition of deferred amounts and over what period of time qualifying deferred amounts are to be recognized in the Company's income statement. The manner in which deferred amounts are recognized, and the amounts thereof, are reasonably likely to change as such recognition is ultimately dependent upon future decisions made by the CRTC.

* This accounting estimate is in respect of an item within the advance billings and customer deposits line item on the Company's Consolidated balance sheet and which, itself, comprises approximately 1% of total liabilities and shareholders' equity. If the Company's estimate of deferred amounts recognized, and the timing of the recognition thereof, were to differ materially from what the CRTC ultimately decides is allowable, revenues could possibly be materially impacted. Such a revenue impact would not be expected to be accompanied by a corresponding impact in net cash inflows.

Employee defined benefit pension plans

Certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets

* The Company reviews industry practices, trends, economic conditions and data provided by actuaries when developing assumptions used in the determination of defined benefit pension costs and accrued pension benefit obligations. Pension plan assets are generally valued using market prices, however, some assets are valued using market estimates when market prices are not readily available. Defined benefit pension costs are also affected by the quantitative methods used to determine estimated returns on pension plan assets. Actuarial support is obtained for interpolations of experience gains and losses that affect the defined benefit pension costs and accrued benefit obligations. The discount rate, which is used to determine the accrued benefit obligation, is usually based upon the yield on long-term, high-quality fixed term investments, and is set annually. The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by plans' target asset allocations. Future increases in compensation are based upon the current benefits policies and economic forecasts.

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

8.2 Accounting policy developments (Note 2 of the Consolidated financial statements)

Possibly, commencing with the Company's 2006 fiscal year, proposed amendments to the recommendations of the Canadian Institute of Chartered Accountants
(CICA) for the calculation and disclosure of earnings per share (CICA Handbook
Section 3500) may apply to the Company. The proposed amendments are not expected to materially impact the Company.

Commencing with the Company's 2006 fiscal year, the amended recommendations of the CICA for measurement of non-monetary transactions (CICA Handbook Section
3830) will apply to the Company. The amended recommendations will result in non-monetary transactions normally being measured at their fair values, unless certain criteria are met. The Company's current operations are not materially affected by the amended recommendations.

In early 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being converged with International Financial Reporting Standards over a transitional period. During 2006, the Accounting Standards Board is expected to develop and publish a detailed implementation plan with a transition period expected to be approximately five years. As this convergence initiative is very much in its infancy as of the date of this report, it would be premature to currently assess the impact of the initiative on the Company.

9. Looking forward to 2006

The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis, and
Section 10. Risks and risk management.

9.1 General outlook

In 2005, the telecommunications market displayed general trends similar to recent years. The wireless sector continued to drive growth and equity values, while the wireline sector remained soft with some recovery in data revenues. Canadian telecommunications operators continued to follow strategies focused on core operations and maintenance of cash flow, including efficiency measures and the integration of past consolidating acquisitions.

The Canadian telecom industry, including wireline and wireless, generated estimated revenues of approximately $35.5 billion in 2005, with Bell Canada and its affiliated regional telecommunications companies representing about 48% of the total. As the second largest full-service telecommunications provider in Canada, TELUS generated $8.1 billion in 2005, or about 23% of the total.

Revenue growth in the Canadian telecom market in 2005 was approximately 3%, similar to that experienced in 2004 and roughly in line with overall gross domestic product (GDP) growth. Wireless continued to be the growth engine for the sector with wireless revenues growing approximately 16% over 2004. Offsetting wireless growth was continued general industry weakness in wireline voice with declining long distance and legacy data revenues, partially offset by growth in enhanced data services. With a focus over the past five years on wireless, data and IP, TELUS outpaced the industry average in 2005 with 7% consolidated revenue growth. Similar growth rates for both TELUS and the industry are expected in 2006.

The competitive environment in 2006 is likely to be influenced by past industry consolidations. In May, Rogers Communications acquired Call-Net and gained access to Call-Net's residential and small business customer base and CLEC (competitive local exchange carrier) network, potential operational synergies and cost savings, as well as access to significant tax losses. Combined with the acquisition of Microcell in 2004, this enhanced Rogers' national competitive position across a number of business and consumer segments. Transactions completed in 2004 -- including Manitoba Telecom Services' acquisition of Allstream, primarily a national long distance and legacy data provider, and BCE's acquisition of the assets of 360networks -- continue to have some impact on the competitive telecom landscape.

With margins and growth rates in legacy voice and data services trending downward, ILECs (incumbent local exchange carriers) are continuing to focus on enhanced operating efficiencies. Indeed, most of the major ILECs have signaled their intent to invest in restructuring wireline operations to improve efficiencies in 2006. At TELUS, this has been an ongoing priority for four years.

New service offerings are expected to play an important role in shaping the competitive landscape in 2006. In February 2005, Shaw Communications launched VoIP-based local telephony service in Calgary, and subsequently expanded it to other major centres in Alberta, B.C. and Manitoba. Other cable-TV operators, including Videotron, Cogeco and Rogers, have all launched comparable services in Eastern Canada during 2005. Bell Canada responded with a VoIP offer.

Capital markets and investors are expected to watch closely how operators are going to protect revenues and margins, and fend off competitive threats with new and existing services as well as efficiency enhancements. At the same time, they will be looking for growth in wireless and data to generate continued operating earnings and cash flow growth.

     Wireless

The wireless industry continues to experience robust growth with year-over-year industry revenue and EBITDA growth of approximately 16% and 22%, respectively. Capital expenditure levels have generally stabilized as carriers leveraged previous investments and took a disciplined approach to third generation (3G) network upgrades, resulting in substantial industry cash flow improvement.

Wireless penetration in Canada increased to approximately 52% of the population in 2005. Approximately 1.8 million new subscribers were added in Canada during 2005, representing a penetration gain of approximately five percentage points, a third consecutive year of accelerated subscriber growth. There remains considerable growth potential for the Canadian industry as subscriber growth is expected to continue at a healthy pace towards penetration rates seen in other developed countries such as the U.S. (currently estimated at more than 70%).

Industry revenues from wireless data have been growing exponentially in recent years, and are expected to continue to gain traction with both the higher penetration of existing data services (such as text messaging, picture messaging, gaming, ringtones and Canada-U.S. /international data roaming) and the introduction of new services (such as mobile TV, video messaging, java games and music on demand). New devices such as BlackBerry devices, PDAs and new high-speed EVDO network cards are expected to drive continued growth in the business segment. Data growth is expected to help offset voice revenue pressures or lower monthly revenues from new lower usage customers.

Both of TELUS' major national wireless competitors are pursuing wireless resale, or MVNO (mobile virtual network operator), partnership opportunities. In March 2005, Virgin Mobile launched prepaid consumer wireless service in several of Canada's largest cities. Virgin Mobile Canada, a joint venture between Virgin Mobile and Bell Mobility, uses Bell's network for the provisioning of wireless resale services. Virgin's strategy focuses on offering prepaid products and services at discounted prices to the youth segment. Other MVNO wireless resale agreements have been announced including one by a well-known food retailer. Though the MVNO market share is currently small in Canada, this activity can create enhanced awareness and broaden distribution in certain wireless market segments.

While wireless industry operating fundamentals remain healthy in Canada, dynamic competition is expected to continue in 2006. There is likely to be continued focus on the price-sensitive prepaid market and pricing pressures may arise from other new MVNO entrants. Additionally, both of TELUS' major competitors have continued to promote discount brands in the marketplace.

The wireless sector continues to pursue an industry-wide approach toward implementing wireless local number portability (WLNP) on an expedited timeframe by March 2007, as mandated by the federal government and Canadian
Radio-television and Telecommunications Commission (CRTC) in 2005. WLNP may increase competitive intensity in the wireless industry, due to the removal of a key barrier to switching from one carrier to another.

     Wireline

In contrast to the robust predictions for the wireless sector, expectations for the more mature wireline segment are modest.

Consumer residential access line growth is expected to continue to be impacted by the migration to wireless service, decreases in second lines, and substitution to cable telephony and other VoIP services. The market for long distance is also expected to continue declining, as VoIP providers promote aggressively priced voice packages to entice customers to switch providers.

In past years, non-facilities-based VoIP service providers (such as Vonage, Skype and Primus) had modest success with local telephony, although concerns remained over reliability and safety issues due to provision over public Internet versus the more reliable, circuit-switched telephony. However, Canadian cable-TV companies with their own facilities and distribution channels are expected to be more formidable competitors. It is estimated that the four cable companies captured more than 300,000 local telephony subscribers in 2005.

Competition for the residential customer is expected to increasingly focus on the best integrated offerings of voice, Internet, TV/video and wireless that deliver reliability, enhanced functionality and convenience along with good customer service. In November 2005, TELUS commercially launched TELUS TV in Edmonton and Calgary with plans to launch in other urban centres of British Columbia and Alberta. TELUS' goal is to achieve competitive differentiation compared to its cable competitor by being able to offer a larger quadruple-play range of services -- wireline local and long distance, wireless, high-speed Internet and TV. The roll-out of video entertainment services gives TELUS the opportunity to grow wallet share with retail customers, while enhancing customer loyalty and retention due to customers using multiple services.

The business market continued to show signs of growth as evidenced by data revenue growth in 2005. While voice and legacy data services are expected to continue declining, growth in enhanced data service revenues is expected to at least partially offset the trend, as the adoption of data services increases, and as small and medium-sized business and enterprise customers look to upgrade legacy networks and equipment. The business market segment is increasingly adopting IP and managed services as a means of achieving operational efficiencies and improving revenue generation.

Telecom providers are expected to continue migrating voice and data traffic to a single IP-based platform over the next several years, providing combined IP voice, data and video solutions. It is expected that the resulting cost efficiencies will, at least in part, compensate for margin pressure anticipated from the transition from legacy to enhanced IP-based services. There will likely be an increasing effort to look at the end-to-end delivery chain and to fundamentally redesign the processes and systems associated with each element (ordering, provisioning, fulfillment, assurance, customer care, billing and collections) to improve productivity.

In May 2005, the CRTC ruled that VoIP services are to be regulated for incumbent telecommunications providers only, with the extension of all local exchange tariff obligations to all ILEC local VoIP offerings in-territory. A joint appeal made in July 2005 by TELUS, Bell Canada and other ILECs to the Federal Cabinet to reverse the CRTC's VoIP decision is pending.

In December 2005, the CRTC announced the extension of the current price cap regime by one year to mid-2007. Although the ILECs have advocated changes to the price cap regime to allow more flexibility, the current CRTC price cap framework established in 2002, as well as other recent decisions, continue to support the CRTC's facilities-based competition framework. Carriers are also awaiting a CRTC decision in 2006 on local forbearance signaling how long, and under what conditions, ILECs can obtain increased freedom and flexibility to compete with cable-TV and other providers of local services.

Within the CRTC's facilities-based competition framework, TELUS' strategic focus on delivering national business services in data and IP, and its more than 40% exposure to the fast-growing Canadian wireless market, positions the company to generate above-average consolidated growth in 2006 and beyond.

9.2 Financial and operating targets for 2006

The following targets for 2006 were announced to the public on December 16, 2005. The Company has a practice of reaffirming or adjusting annual guidance on a quarterly basis.

---------------------------------------------------------------------------------------------------------------------------------
                                                   Targets for 2006	          Results for 2005	      Change
---------------------------------------------------------------------------------------------------------------------------------
Consolidated
  Revenues	                                        $8.6   to $8.7 billion	       $8.14 billion	        6 to 7%
---------------------------------------------------------------------------------------------------------------------------------
  EBITDA(1)                                     	$3.5   to $3.6 billion	       $3.30 billion	        6 to 9%
---------------------------------------------------------------------------------------------------------------------------------
  Earnings per share - basic	                        $2.40  to $2.60	               $1.96	               22 to 33%
-------------------------------------------------------------------------------------------------------------------------------
  Capital expenditures	                                $1.5   to $1.55 billion        $1.32 billion	       14 to 17%
---------------------------------------------------------------------------------------------------------------------------------
  Free cash flow(2)                               	$1.55  to $1.65 billion        $1.47 billion	        5 to 12%
=================================================================================================================================
Wireline segment
  Revenue (external)	                                $4.825 to $4.875 billion       $4.85 billion	      (1) to 1%
---------------------------------------------------------------------------------------------------------------------------------
    Non-ILEC revenue	                                $650   to $700 million	       $632 million	        3 to 11%
---------------------------------------------------------------------------------------------------------------------------------
  EBITDA	                                        $1.8   to $1.85 billion	       $1.85 billion	      (3) to 0%
--------------------------------------------------------------------------------------------------------------------------------
    Non-ILEC EBITDA	                                $25    to $40 million	       $21 million	       18 to 89%
---------------------------------------------------------------------------------------------------------------------------------
  Capital expenditures	                                $1.05  to $1.1 billion	       $914 million	       15 to 20%
---------------------------------------------------------------------------------------------------------------------------------
  High-speed Internet net additions	                 More than 100,000	        73,400	            More than 36%
=================================================================================================================================
Wireless segment
  Revenue (external)	                                $3.775 to $3.825 billion       $3.30 billion	       14 to 17%
---------------------------------------------------------------------------------------------------------------------------------
  EBITDA	                                        $1.7 to $1.75 billion	       $1.44 billion	       18 to 22%
---------------------------------------------------------------------------------------------------------------------------------
  Capital expenditures	Approx.                         $450 million	               $405 million	      Approx. 11%
---------------------------------------------------------------------------------------------------------------------------------
  Wireless subscriber net additions	                More than 550,000	        584,300	            (6)% or better
=================================================================================================================================

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

---------------------------------------------------------------------------------------------------------------------------------

For the wireline segment, 2006 EBITDA is expected to be flat to a decline of $50 million, resulting from increased restructuring costs partially offset by continued operating efficiencies. Wireline revenue growth in the non-incumbent territory in Central Canada is expected to increase in the range of $18 million to $68 million in 2006, while targeting another strong increase in EBITDA.

For the wireless segment, 2006 EBITDA is expected to increase by $260 million to $310 million as a result of a 14 to 17% increase in revenues, continued economies of scale, cost containment and continued strong growth in wireless subscribers.

The 22 to 33% growth rate for earnings per share is being generated not only by higher operating profitability, but also by lower financing costs as a consequence of reduced debt levels. The significant growth in earnings per share is despite expectations for higher restructuring costs in 2006. In addition, the 2005 earnings included 18 cents of positive impacts from the settlement of prior year tax matters, which are not projected to reoccur in 2006 to the same magnitude.

     Key assumptions and sensitivities for 2006 targets

For 2006 target purposes, a number of assumptions were made including:

* Economic growth consistent with recent provincial and national estimates by the Conference Board of Canada that were available in 2005, including gross domestic product growth of 3.1% in Canada

* Increased wireline competition in both business and consumer markets

* A wireless industry market penetration gain similar to the approximately five percentage point gain in 2005

* Approximately $100 million of restructuring and workforce reduction expenses ($53.9 million in 2005)

* Effective tax rate of approximately 35%

* No prospective significant acquisitions or divestitures are reflected

* No change in foreign ownership rules

* Maintenance or improvement of investment grade credit ratings.

Earnings per share, cash balances, net debt and common equity may be affected by the potential purchases of up to 24 million TELUS shares under the Normal Course Issuer Bid that was accepted by the Toronto Stock Exchange and commenced December 20, 2005. There is no assurance that these assumptions or the 2006 financial and operating targets and projections will turn out to be accurate.

9.3 Financing plan for 2006

TELUS has no significant amount of debt maturing in 2006. TELUS' financing plan is to use free cash flow generated by its business operations in 2006 to: (i) repurchase TELUS Common Shares and Non-Voting Shares under the Normal Course Issuer Bid; (ii) pay dividends; and (iii) retain cash-on-hand for corporate purposes. The Company expects to increase and reduce the balance of proceeds from securitized receivables and use bank facilities, as needed, to meet any other cash requirements.

TELUS also expects to maintain its current position of fully hedging its foreign exchange exposure for indebtedness and generally expects to maintain a minimum of $1 billion in unutilized liquidity. At the end of 2005, almost all of TELUS' total debt was borrowed on a fixed-rate basis.

TELUS may also consider refinancing all or a portion of its Notes due June 1, 2007 in advance of the regularly scheduled maturity date. These U.S. dollar denominated liabilities were fully hedged into Canadian dollar liabilities at the time of issue and TELUS may also terminate or restructure these swap arrangements prior to maturity. Potential sources for the refinancing of these Notes may include retained cash from operations as well as public long-term debt and short-term debt such as commercial paper. For the related risk discussion, see Section 10.7 Financing and debt requirements.

10.  Risks and risk management

                      GRAPHIC
     TELUS' risk and control assessment process


TELUS utilizes a three-level enterprise risk and control assessment process that includes the expertise and insight of team members from all areas of the business. Level one is the annual risk and control assessment, which includes one-on-one interviews with key senior managers, an extensive risk and control assessment survey based on the COSO (the Committee of Sponsoring Organizations of the Treadway Commission) enterprise risk management and internal control frameworks, a review of issues from recent internal and external audits, the prioritization of key risks and the engagement of executive owners charged with risk mitigation. Results of the annual risk and control assessment drive the development of TELUS' internal audit program, are presented to senior management and the Audit Committee of the Board of Directors and are used as an input into the Company's strategic planning.

In level two, TELUS conducts a quarterly risk assessment review with key internal stakeholders to capture dynamically changing business risks, monitor the mitigation of key risks and provide ongoing assurance to the Audit Committee.

In level three, TELUS conducts granular risk assessments for specific audit engagements and various risk management initiatives (e.g. environmental management system, safety audits, business continuity planning assessments, physical property risk evaluations, network and IT vulnerability assessments, proactive fraud and ethics risk assessments). The results of the annual, quarterly and more detailed engagement level risk assessments are evaluated, prioritized and updated throughout the year.

     TELUS definition of business risk

At TELUS, business risk is defined as the degree of exposure associated with the achievement of key strategic, financial, organizational and process objectives in relation to the effectiveness and efficiency of operations, the reliability of financial reporting, compliance with laws and regulations, and the safeguarding of assets within an ethical organizational culture.

The following sections summarize the principal risks and uncertainties that could affect TELUS' future business results going forward.

10.1 Competition

     Aggressive competition may adversely affect market shares, volumes and pricing in certain TELUS market segments

Many of TELUS' key competitors, having either built or acquired their own network facilities in Western Canada over the past several years, are now focusing their efforts on marketing and revenue generation. These efforts are particularly targeted at the small and medium-sized business market due to the size of this market, its concentrated geographic urban clustering and generally attractive margins. At the same time, competition remains very strong in the large enterprise market, where a small number of major customers can deliver a significant amount of revenue. In particular, vibrant competition in the residential high-speed Internet access (HSIA) and long distance (LD) markets continues. As a result, overall industry pricing remains very competitive, especially in business long distance and data and IP markets. Due to industry consolidation over the last few years, TELUS' major competitors have sound financial strength, brand recognition and, for many, national scope. They are likely to continue to pose a significant competitive challenge to TELUS and there is no assurance that TELUS' response to the competition will be properly timed or sufficient to maintain current financial performance.

     Wireline voice and data

Competition is expected to remain intense, not only from traditional telephony and data and IP providers, but also from new entrants providing alternatives to traditional wireline local access and long distance through the use of voice over IP (VoIP) telephony.

TELUS expects local, long distance, and data and IP competitors -- ranging from traditional facilities-based carriers to resellers, long distance dial-around and card providers -- to continue to focus on both the business and residential markets. Various VoIP, customer premises equipment (CPE) and IP Centrex services have been available to the business market for several years now. In addition, an increasing number of new VoIP competitors, the cable-TV companies being most prominent, have begun combining residential local, long distance, HSIA and, in some cases, wireless services into one bundled or discounted monthly rate. Cable-TV operators now have the ability to offer the residential market a triple-play -- local and long distance telephony, HSIA and video (cable and direct-to-home or DTH satellite) services. The cable-TV companies are also expected to increasingly target the small to medium-sized business market with their VoIP services. The result is that traditional and non-traditional competitors are now focused on providing the full range of telecommunications services across both the consumer and business markets, particularly in the major urban areas. Increased competition is causing traditional providers, such as TELUS, to experience accelerated declines in network access lines or NALs (for TELUS, NALs declined by 2.4% in 2005, compared to 1.3% in 2004). Accelerated NALs and attendant revenue declines, including long distance, can be expected as VoIP providers gain an increasing share of the local access market.

The industry transition from legacy voice infrastructure to IP telephony, and from legacy data platforms to multi-protocol label switching (MPLS) IP platforms and IP-based service delivery models, accelerated in 2005 and will continue to do so into 2006. Over the past few years, legacy data services in particular have been subject to increasing commoditization, aggressive price declines and the impact of regulatory decisions. Legacy data revenues and margins have declined and are expected to be only partially offset by increased demand and/or increased migration of customers to IP-based platforms, which is also subject to intense pricing pressure and lower margins.

As a result, TELUS' competitors now offer varying arrays of long distance, local and advanced data and IP services across both the residential and business markets. In the business market in particular, in addition to bundling price-discounted local access, wireless and advanced data and IP services, competitors are also bundling web-based and e-commerce services, and other information technology services and support. With this increasing bundling of traditional telecom services with IT services, TELUS increasingly faces competition from pure Internet and information technology hardware, software and business process/consulting related companies. There can be no assurance that TELUS will be able to continue to compete effectively in the future.

     Wireline Internet access

While the HSIA market continues to exhibit growth, the market is maturing, given Canada's high penetration compared to many other countries. This is expected to result in reduced net additions for all industry competitors and pose a constraint on TELUS' ability to increase its share of total high-speed Internet subscribers in the market. As well, differentiation through various access speed options and value-added features may lead to lower pricing by all competitors as the growth of the HSIA market slows and bundling options become more prevalent. Residential dial-up Internet access competition and growth have also declined dramatically, due in large part to increased high-speed Internet access availability and lower priced service options. Losses of existing TELUS dial-up subscribers to competitor high-speed services have been mitigated by TELUS' efforts to transfer these customers to its own high-speed Internet services. However, there can be no assurance that the rate of loss of dial-up subscribers or market share retained by TELUS will be as expected, as TELUS continues to face significant competition from cable-TV high-speed Internet services.

     Wireless

Competition in the Canadian wireless market is expected to remain intense in 2006 in all regions of the country. TELUS is targeting more than 550,000 wireless net subscriber additions in 2006, and there can be no assurance that it will achieve its objective given the level of competition or the possibility of declining growth rates in the Canadian wireless industry.

With the entry of the Virgin Group to provide wireless services under the Virgin Mobile brand name on a resale basis from Bell Mobility, competition within the Canadian wireless market further intensified in 2005, particularly in the prepaid and youth segments. TELUS' two national wireless competitors are marketing discount brands to attract new subscribers. In addition, other competitors, including several cable-TV operators, may offer wireless services regionally or nationally on a resale basis. This increase in new brands and offers could lead to pricing pressures and higher costs of acquisition in the future, particularly in the prepaid market.

There is risk that increased competition could increase churn rates, cause marketing costs of acquisition per subscriber to be higher, and lower the average revenue per subscriber. Aggressive advertising and innovative marketing approaches are expected to remain the norm. Certain competitors continue to offer subsidized (low or zero-cost) handsets, and/or lowered airtime and wireless data prices. Furthermore, Aliant Telecom Wireless launched an unlimited cellular long distance plan in 2005, a wireless industry first. In addition, certain carriers have launched competitive Push To Talk (PTT) products in 2005, competing directly with TELUS' Mike and new CDMA PTT services. (See Section 10.2 Technology.) TELUS' wireless high-speed EVDO network currently provides certain competitive advantages - such as speeds of 400 to 700 kilobits per second (six times faster than previous TELUS mobile data offerings) - over GSM carriers, which may diminish as Rogers builds out and launches its higher-speed UMTS HSDPA (universal mobile telecommunications system, high-speed downlink packet access) network. (See Section 10.2 Technology.) While TELUS intends to manage these risks by continuing to focus on differentiated value-added services and profitable subscriber growth, there can be no assurance that these efforts will be successful.

Bell Mobility entered Western Canada in the fall of 2001, built its own network and operational capabilities, and launched its own 1X data network in urban centres in Alberta and B.C. in the fall of 2002. In addition, roaming/resale agreements among TELUS, Bell Mobility and affiliates, and Aliant Telecom Wireless, first operationalized in mid-2002, have allowed Bell Mobility to expand the availability and range of its wireless services to approximately 2.5 million incremental POPs throughout rural Alberta and B.C. This has allowed Bell Mobility to expand its Western Canadian footprint earlier and market services more cost-effectively, than if it had to wait to fully build out its own rural network coverage. The entry of Bell Mobility in these rural areas increased the effective number of competitors to three (including TELUS) in these regions. Roaming/resale agreements have similarly allowed TELUS, on a reciprocal basis, to expand its PCS network coverage and distribution primarily in Central and Atlantic Canada by approximately 7.5 million people, generally served by two other competitors, bringing TELUS' national digital wireless coverage and addressable market to 30.6 million. There can be no assurance that TELUS' marketing efforts will be as successful in the new markets going forward as in existing coverage areas.

The introduction of wireless number portability has been mandated for implementation by March 14, 2007 by TELUS and its major national competitors. (See Section 10.3 Regulatory.) This will remove a key barrier to customers switching from one carrier to another, and may increase the level of competition in the market. While TELUS has the smallest installed subscriber base and lowest churn rate of the major national carriers, which bodes well for the Company's competitive position, there can be no assurance that TELUS will be able to achieve the same level of success at maintaining or winning customers as its national competitors.

Wireless competition is also expected from new digital wireless technologies, which may be offered from both traditional and non-traditional sources utilizing licensed and/or unlicensed spectrum, that deliver higher-speed data and Internet services over current and future wireless devices. Such availability may lead to increased re-subsidization costs related to the migration of existing subscribers to advanced feature handsets based on newer technologies. There can be no assurance that new services offered by TELUS wireless will be available on time, or that TELUS wireless will be able to charge incrementally for the services. (See Section 10.2 Technology.)

     Fixed wireless

While the technology is generally in an early stage of development and the associated economic viability remains unproven, increased competition is expected from fixed wireless technologies offered by new or existing providers utilizing licensed and/or unlicensed spectrum to deliver higher-speed data and Internet services.

Inukshuk Internet Inc., owned jointly by Rogers Communications and BCE, has announced plans to build a high-speed fixed wireless network using licensed spectrum in the 2.5GHz band. In addition, certain non-traditional telecom players, such as municipalities, may contemplate building fixed wireless ventures in urban and suburban locations, as has been the case in the United States.

The build-out and availability of such networks may lead to the reduction of traffic on TELUS' existing wireless mobile networks and/or increase competition for TELUS' high-speed wireline Internet access service. There can be no assurance that new or existing services offered by TELUS will be competitive with such fixed wireless services, available on time, or that TELUS will be able to charge incrementally for the services.

10.2 Technology

Technology is a key enabler for TELUS and its customers, however, technology evolution brings risks and uncertainties. TELUS is vigorous in maintaining its short and long-term technology strategy to optimize TELUS' selection and timely use of technology while minimizing the associated costs, risks and uncertainties. The following identifies the main technology risks and uncertainties and how TELUS is proactively managing them.

     Evolving wired broadband access technology standards may outpace projected access infrastructure investment lifetimes

The technology standards for broadband access over copper loops to customer premises are rapidly evolving. This evolution is enabling higher broadband access speeds and is fuelled by user appetite for faster connectivity, the threat of increasing competitor capabilities and offerings, and the desire of service providers like TELUS to offer new services that require greater bandwidth such as TV services. In general, the evolution to higher broadband access speeds is achieved by deploying fibre further out from the central office, thus shortening the copper loop portion of the access, and using faster modem technologies on the shortened copper loop.

In 2005, TELUS began deploying ADSL2+, a second generation of asynchronous digital subscriber line (ADSL) technology that enables transfers at up to 15 megabits per second (Mbps) to the customer premises, compared with up to six Mbps for ADSL. ADSL2+ technology is compatible with ADSL and takes advantage of TELUS' investments in extended reach access (ERA) copper/fibre access infrastructure improvement programs. Looking forward, the technology for ADSL2+ bonding (using multiple pairs to multiply the available bandwidth) and VDSL2 (which can provide up to 45 Mbps on very short copper loops) is anticipated to be available in the second half of 2006.

It is also anticipated that the first viable fibre to the home (FTTH) technology will emerge in the form of a standards-based gigabit passive optical network (GPON) and may be available for deployment by the end of 2006, enabling transfers at 80 Mbps to the home. FTTH is one of several competing proposed FTTx standards (where x stands for home, curb, pedestal, or neighbourhood) in development that TELUS is actively monitoring. Fibre to the curb (FTTC), with an Ethernet connection to the premises, which facilitates transfers of up to 100 Mbps may be a more practical technology to deploy generally. TELUS will be trialing FTTx technologies in 2006.

These evolving standards, along with new techniques for quality of service
(QoS) and network traffic engineering, all support the TELUS Future Friendly Home strategy to deliver IP-based Internet, voice and video services over a common broadband access system. However, these technologies are evolving faster than the traditional investment cycle for access infrastructure. The introduction of these new technologies and the pace of adoption could result in increased requirements for capital funding not currently envisaged or planned.

     IP-based telephony as a replacement for legacy analog telephony is immature and cost savings are uncertain

TELUS continues to monitor the evolution of IP-based telephony technologies and service offerings and is developing and testing a consumer solution for IP-based telephony over broadband access that will meet TELUS' standards for quality, features and reliability. This solution could provide additional telephone services over the same line as legacy analog telephone service or could replace the legacy analog telephone service. However, the actual state of technology developed to inter-work telephony, video and Internet access on the same broadband infrastructure is in its infancy and there are risks and uncertainties to be addressed such as ensuring all services can be delivered simultaneously to the home (and to different devices within the home) with uncompromised quality.

A long term technology strategy is to move all services to IP to simplify the network, reduce costs and enable advanced future friendly services. Pursuing this strategy to its full extent would involve transitioning TELUS' standard telephone service offering to IP-based telephony and phasing out legacy analog-based telephone service. To this point, TELUS' broadband access infrastructure could be simplified if regular analog telephone lines were discontinued in favour of digital-only broadband access lines supporting all services including telephony, Internet and video. This would, for example, allow inexpensive high-bandwidth conventional Ethernet to be used as the broadband access technology. However, digital-only broadband access may not be feasible or economical in many areas for some time, particularly in rural and remote areas. TELUS needs to support both legacy and broadband voice systems for some time and, therefore, will incur costs to maintain both systems. There is a risk that investments in broadband voice may not be accompanied by decreased costs of maintaining legacy voice systems.

     The convergence in a common IP-based application environment for telephony, Internet and video is complex

Traditionally the technology and systems associated with telephony, Internet and video were different from each other and provided little opportunity for common platforms for cost savings and little flexibility to integrate media and services. The convergence in a common IP-based application environment carried over a common IP-based network provides opportunity for cost savings and for the rapid development of more advanced services, which are more flexible and easier to use. Further, the global standards for drawing together classic wireline and wireless services into a combined architecture using IP multimedia subsystem (IMS) are being actively ratified. However, the transformation from individual traditional silo systems and architectures to a common environment is very complex.

For example, TELUS has launched TELUS TV, one of the world's first IPTV systems, using middleware designed for video delivery only. Middleware allows complex signaling communication between application software and system hardware in the network and in the set-top box in the home. As all services migrate to the IP-based infrastructure, technology roadmaps to converge the underlying infrastructure towards a single converged IP application and transport infrastructure are developmental in the short term due to lack of maturity of the technology, particularly IPTV middleware and delivery platforms.

This risk involves TELUS building more network-based service silos in the short term and then incurring the cost and time to migrate to the end solution of a converged network and application infrastructure. TELUS is proceeding in incremental stages to create "proof-of-concept" parallel systems to ensure the reliability and superiority of the new network prior to the removal of any part of the legacy platform.

    Support systems will increasingly be critical to operational efficiency

TELUS currently has a very large number of interconnected operational support systems and business support systems and the complexity is increasing. This is typical of incumbent telecommunications providers that support a wide variety of legacy and emerging telephony, mobility, data and video services. The development and launch of a new service typically requires significant systems development and integration. The associated developmental and ongoing operational costs can be a significant factor in maintaining competitive position and profit margins. TELUS is proactive in evolving to next generation support systems, however, there is uncertainty with respect to the costs and effectiveness of the solutions and the evolution.

In line with industry best practice, TELUS' approach is to separate the business support systems from the operational support systems and underlying network technology. The aim is to decouple the introduction of new network technologies from the services sold to customers. This should allow TELUS to optimize its network costs while not impacting customer services, and to facilitate the introduction of new services by removing, where possible, any development dependency on the operational support systems.

     The CDMA and iDEN technologies supporting TELUS' digital cellular/wireless services may become inferior

The wireless industry continues to expand the deployment of second (2G) and third generation (3G) technologies to deliver increased data speeds required for many new wireless, IP and data services. TELUS' evolution to deploying 3G technologies involves technology paths for both CDMA technology-based services and iDEN technology-based services.

TELUS continues to support and market 1X protocol 3G wireless services on its digital CDMA PCS and cellular networks. TELUS began enhancing its wireless network in 2005 with the next evolution of CDMA 3G technology, namely EVDO (or 1X evolution data optimized) launched in November 2005. EVDO provides average speeds of 400 to 700 Kbps, compared to 100 Kbps for 1X. While EVDO has enjoyed commercial success in North America (launched by Verizon Wireless in 2004) and in Asia, there can be no assurance that EVDO will continue to enjoy success and that TELUS will be able to successfully market EVDO services in Canada. While the Company believes that its CDMA network has a reasonable and cost-effective migration path to future evolutions of higher-speed technologies beyond EVDO, there can be no assurance that it will be successful and timely.

TELUS' Mike service uses the iDEN technology protocol and has operated 2.5G packet data capability and service offerings for more than three years. TELUS' Mike network is in part differentiated by its wide-area, high-capacity, high-performing digital Push To Talk (PTT) 2-way radio dispatch services, which are marketed as Direct Connect(TM) service. TELUS is the largest Canadian PTT operator. Both TELUS and Bell Mobility launched PTT services over CDMA in 2005, and PTT capabilities continue to advance for other carriers using different technologies. TELUS Mike maintains superiority in PTT services in terms of speed of set-up and conversational latency. In the future, there can be no assurance that TELUS' current market advantage of extensive product sales and marketing experience, large installed base of Mike iDEN users and work groups, and service superiority will be maintained.

TELUS' CDMA-based PTT service, launched early in 2005 and marketed as Instant Talk(R), like other CDMA-based services, may with technological advancements be competitive at some time with the iDEN technology utilized by the Mike network. There can be no assurance that successful deployment and marketing of CDMA PPT or other competitive technology will not reduce or eliminate the competitive differentiation of TELUS' Mike network. Work is ongoing to determine an optimal migration path for iDEN, but there can be no assurance on the availability of technology for migration, or a quantification of the associated costs.

In 2005, CDMA-operator Sprint and iDEN-operator Nextel merged their operations. It is expected that the Sprint-Nextel merger will promote greater seamless interoperability between the CDMA and iDEN networks. Although TELUS is well positioned to follow the lead of the major infrastructure developments in the U.S., there can be no assurance that interoperability or the infrastructure migration path will be successful or economical for TELUS or its customers.

     Emerging wireless technologies represent both an opportunity and a competitive threat

Wireless technologies and protocols continue to be developed and extended for a variety of applications and circumstances, such as the Institute of Electrical and Electronics Engineers (IEEE) 802.xx suite of standards. A number of wireless technologies are capable of exploiting both licensed and unlicensed spectrum for both fixed and future mobile applications. While TELUS constantly reviews and examines such developments, and may from time to time choose to utilize a number of these technologies, there can be no assurance that these developments may not adversely impact TELUS in the future. In particular, the emergence of Wi-Fi-based handsets may have a significant impact on traditional CDMA PCS services, and this may trigger a movement to VoIP services on wireless and promote revenue per user erosion. Further, this may also trigger an accelerated incremental investment in next generation voice infrastructures.

As well, in recent years TELUS and certain of its current and potential competitors have acquired through auction regional radio spectrum licences in the 3.5GHz and 2.3GHz frequency bands. This spectrum may be used for the deployment of wireless services utilizing WiMax (802.16) wireless technology. WiMax is an emerging technology standard that will allow high bandwidth services to be offered over much wider geographic areas than Wi-Fi. A WiMax enabled service could attempt to compete against wireline services. At this time, WiMax does not support mobile services, although a standard (802.16e) that supports it has recently been ratified by the IEEE. Currently neither TELUS nor any significant competitors have deployed a meaningful WiMax enabled wireless service offering. In the third quarter of 2005, Bell Canada and Rogers Communications announced that they would merge some of their wireless spectrum resources under Inukshuk, a holder of a near national 2.5GHz spectrum licence, and expressed the intent of investing $200 million over the next three years to develop and deploy WiMax enabled services across Canada. There can be no assurance that these emerging wireless technologies will represent a greater opportunity than threat for TELUS.

10.3 Regulatory

     Regulatory developments could have an adverse impact on TELUS' operating procedures, costs and revenues

TELUS' telecommunications and broadcasting services are regulated under federal legislation by the Canadian Radio-television and Telecommunications Commission
(CRTC), Industry Canada and Canadian Heritage. The CRTC has taken steps to forbear from regulating prices for services offered in competitive markets, such as long distance and some data services, and does not regulate the pricing of wireless services. Local telecommunications services are regulated by the CRTC using a price cap mechanism. Major areas of regulatory review currently include the framework for forbearance from the regulation of residential and business local exchange services, the framework for forbearance from the regulation of high-speed intra-exchange digital services and the utilization of the funds in the incumbent local exchange carriers' (ILEC) deferral accounts.

In 2005, the federal government undertook a review of Canada's telecommunications policy and regulatory framework. The review panel, reporting to the Minister of Industry, was asked to provide recommendations by the end of 2005 on how to modernize Canada's telecommunications framework in order to benefit Canadian industry and consumers.

The outcome of the regulatory reviews, proceedings and court or Federal Cabinet appeals discussed below and other regulatory developments could have a material impact on TELUS' operating procedures, costs and revenues.

     Price cap regulation

Price cap regulation continues to apply to a basket of local services provided by ILECs. TELUS is subject to price cap regulation as an ILEC in Alberta, B.C. and Eastern Quebec. On May 30, 2002, the CRTC issued Decision 2002-34 and established a second four-year price cap period. This four-year price cap period was extended by one year to May 31, 2007 by the CRTC in Decision 2005-69. The CRTC incorporated a deferral account into the second price cap period to which an amount equivalent to the cumulative annual productivity adjustments for residential services in non-high-cost areas is added. The productivity adjustments are determined using the gross domestic product productivity index (GDP-PI) less the productivity offset for the second price cap period of 3.5%.

In Decision 2005-69, the CRTC stated that it will be initiating a proceeding to review the existing price regulation regime in the first half of 2006. There can be no assurance that the price regulation regime for TELUS beginning in June 2007 will be as or more favourable for TELUS than the current regime.

On February 16, 2006, the CRTC issued a long-awaited decision on the use of funds in the deferral account: Telecom Decision CRTC 2006-9. In its decision, the CRTC determined that initiatives to expand broadband services to rural and remote communities and initiatives to improve accessibility to telecommunications services for individuals with disabilities are an appropriate use of funds for the ILEC deferral accounts. To the extent that the accumulated deferral account exceeds approved initiatives, the remaining balance will be distributed in the form of a one-time rebate to local non-high cost serving area residential customers. Finally, the CRTC indicated that prospectively no further amounts are to be added to the deferral account and are to be dealt with via prospective residential local rate reductions. Given the complexity of this decision and remaining outstanding issues, management is currently analyzing the decision to determine what overall impact it may have on TELUS.

     Quality of service penalties

The price cap decision also established a rate adjustment plan and associated penalties for ILECs that do not meet the quality of service standards approved by the CRTC. When the full impact of TELUS' work stoppage and the flooding that occurred in Southern Alberta in 2005 is understood and quantified, TELUS plans to apply to the CRTC for these events to be recognized as adverse events and for their impact to be removed from TELUS' quality of service results. Recognition of these adverse events by the CRTC would reduce the quality of service penalties paid by the Company in 2005. Nevertheless, TELUS has no assurance that these penalties will not affect earnings in the future.

     Pricing safeguards

On April 29, 2005, the CRTC issued Review of price floor safeguards for retail services and related issues, Decision 2005-27 and modified selected pricing safeguards for retail tariff services. The CRTC maintained a cost-based imputation test to ensure services are not sold below cost, thereby providing an unfair competitive advantage. While the new pricing safeguards are somewhat more restrictive than the previous safeguards, the CRTC in Decision 2005-27 did not abandon the basic concept of an imputation test based on underlying costs. Decision 2005-27 did not approve the radical changes to the pricing safeguards put forward by the CRTC or proposals for guaranteed margins put forward by the competitors. However, there is no assurance that the new price floor safeguards will not hamper TELUS' ability to compete effectively in the future.

     TELUS' broadcasting distribution undertakings

The CRTC has approved applications by TELUS to operate terrestrial broadcasting distribution undertakings to serve various communities in Alberta and British Columbia (August 2003) and Eastern Quebec (July 2005). In September 2003, the CRTC approved TELUS' application for a video-on-demand undertaking licence with the same terms and conditions as previously licensed video-on-demand undertakings in Canada. The licence is national in scope and extends for a seven-year term. There can be no assurance that implementation costs or projected revenues and expenses for TELUS' television service will be as planned.

     Voice over Internet protocol

On May 12, 2005, the CRTC issued Regulatory framework for voice communication services using Internet protocol, Decision 2005-28. The CRTC determined that local VoIP services are functionally equivalent to local exchange service and that the current regulatory framework governing local competition will apply to local VoIP service providers. The CRTC determined that ILECs may only provide VoIP services in their incumbent territories in accordance with approved tariffs. There can be no assurance that this CRTC decision will not significantly impact TELUS' future ability to compete.

On July 28, 2005, TELUS, Aliant Telecom Inc., Bell Canada, Saskatchewan Telecommunications and others petitioned the Governor in Council to intervene and eliminate the economic regulation of VoIP services. In addition, TELUS, Bell Canada and Saskatchewan Telecommunications have appealed Decision 2005-28 to the Federal Court to eliminate the application of the winback rule (a 12-month marketing restriction for customers lost to competitors) on VoIP services. There can be no assurance that these actions will be successful.

     Radiocommunication licences regulated by Industry Canada

All wireless communications depend on the use of radio transmissions and, therefore, require access to radio spectrum. Under the Radiocommunication Act, Industry Canada regulates, manages and controls the allocation of spectrum in Canada and licenses frequency bands and/or radio channels within various frequency bands to service providers and private users. Voice and data wireless communications via cellular, SMR, ESMR and PCS systems, among others, require such licences. TELUS' PCS and cellular licences include various terms and conditions such as: meeting certain performance levels, meeting Canadian ownership requirements, obligations regarding coverage and build-out, spending at least 2% of certain PCS and cellular revenues on research and development, annual reporting and resale to competitors. While TELUS believes that it is substantially in compliance with its licence conditions, there can be no assurance that it will be found to comply with all licence conditions, or if found not to be compliant that a waiver will be granted, or that the costs to be incurred to achieve compliance will not be significant. Initial licence fees and annual renewal fees are payable for licences that have not been obtained via spectrum auction. There can be no assurance that Industry Canada will not seek to increase these fees in the future.

     Implementation of wireless number portability (WNP) -- Telecom Decision CRTC 2005-72

On December 20, 2005, the CRTC issued Decision 2005-72 and directed Bell Mobility, Rogers Wireless Inc. and the wireless division of TELUS to implement wireless number portability in British Columbia, Alberta, Ontario and Quebec where local exchange carrier-to-local exchange carrier (LEC-to-LEC) local number portability is currently in place by March 14, 2007. In other areas and for other wireless carriers, wireless number portability (where LEC-to-LEC local number portability is currently in place) for porting-out must be implemented by March 14, 2007 and for porting-in must be implemented by September 12, 2007. There is no assurance that TELUS and the other Canadian wireless carriers will be able to implement wireless number portability in the required timeframe without incurring significant additional costs and/or ongoing administration costs. Implementation of wireless number portability may result in increased migration of network access lines to wireless services, increased wireless subscriber monthly churn or additional customer retention costs for TELUS.

WNP when instituted in the U.S. in 2003 did not cause a large increase in churn as was initially anticipated. In addition, TELUS believes that WNP may open up an opportunity to more effectively market into the business/enterprise market in Central Canada where TELUS has a lower market share than our wireless competitors and lack of WNP is believed to have decreased its sales effectiveness. However, there can be no assurance that this will be the case.

     Foreign ownership restrictions

TELUS and its subsidiaries are subject to the foreign ownership restrictions imposed by the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act. Although TELUS believes that TELUS Corporation and its subsidiaries are in compliance with the relevant legislation, there can be no assurance that a future CRTC, Industry Canada or Heritage Canada determination, or events beyond TELUS' control, will not result in TELUS ceasing to comply with the relevant legislation. If such a development were to occur, the ability of TELUS' subsidiaries to operate as Canadian carriers under the Telecommunications Act or to maintain, renew or secure licences under the Radiocommunication Act and Broadcasting Act could be jeopardized and TELUS' business could be materially adversely affected.

10.4 Human resources

     The outcome of outstanding collective bargaining at TELUS Quebec may result in increased costs, reduced productivity or work disruptions

Two collective agreements in the TELUS Quebec region are open for renewal negotiations in 2006. On December 31, 2005, the collective agreement expired between TELUS Quebec and the Syndicat Quebecois des employes de TELUS, covering approximately 993 office, clerical and technical employees. A second agreement, affecting approximately 523 professional and supervisory employees, between TELUS Quebec and the Syndicat des agents de maitrise de TELUS expires on March 31, 2006. There can be no assurance that the negotiated compensation expenses will be as planned, or that reduced productivity and work disruptions will not occur as a result of or following these negotiations.

     Reliance on key personnel

The success of TELUS is largely dependent on the abilities and experience of its key employees. Competition for highly skilled and entrepreneurial management and other key employees is intense in the communications industry. There can be no assurance that TELUS can retain its current key employees or attract and retain additional executive officers or key employees as needed. The loss of certain key employees, or deterioration in employee morale resulting from organizational changes, unresolved collective agreements or ongoing cost reductions could have an adverse impact upon TELUS' growth, business and profitability.

Compensation at TELUS is designed to support its high-performance culture and is both market-driven and performance-based. This includes medium and long-term performance incentives including variable incentive pay based on performance at an individual, business unit and organizational level; stock options, restricted stock units (RSUs) and the TELUS Employee Share Purchase Plan; as well as a benefits program, which allows the tailoring of personal benefits plans to suit individual needs. Long-term performance incentives for certain key personnel include primarily three-year vesting periods for options and RSUs. By striving to ensure TELUS' compensation remains competitive, TELUS is focusing on maintaining the ability to attract and retain key personnel.

10.5 Business integration and internal reorganizations

On November 24, 2005, TELUS Corporation announced the integration of the wireline and wireless segments of the business -- formerly the TELUS Communications and TELUS Mobility segments -- into a single operating structure. This integration incorporates TELUS' customer-facing business units, technology infrastructure, operations and shared services. There is no assurance that this integration will provide the benefits and efficiencies that are planned and/or that there will not be significant difficulties in combining the two structures, which could result in a negative impact on operating and financial results.

10.6 Process risks

     TELUS systems and processes could negatively impact financial results and customer service -- Billing/revenue assurance

TELUS continues to develop a new billing system for the wireline segment of our business, which includes re-engineering processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contract and information management. This customer-focused project requires extensive system development and, in itself, presents implementation risks due to the complexity of the implementation task and resource constraints. TELUS plans to implement this project in phases beginning with the implementation of consumer accounts in Alberta, currently scheduled in 2006, and followed by implementation of consumer customer accounts in B.C. There can be no assurance that this undertaking will not negatively impact TELUS' customer service levels, competitive position and financial results. As well, significant time delays in implementing this system could negatively impact TELUS' competitive ability to quickly and effectively launch new products and services; achieve and maintain a competitive cost structure; and deliver better information and analytics to management.

Also, as a result of system changes, staff reduction and training requirements associated with TELUS' ongoing efficiency improvement efforts, there is potential for further impact on the operations of TELUS' internal processes involved with billing that could negatively affect TELUS' earnings.

     Cost and availability of services

The availability of various data, video and voice services in competitive local exchange carrier (CLEC) regions where TELUS' wireline network is only partly available represents a significant challenge in terms of delivery deadlines, quality and cost of services. The lease of facilities from other telecommunications companies and rebilling for the use of their networks may prove to be costly and unprofitable.

10.7 Financing and debt requirements

     TELUS' business plans and growth could be negatively affected if existing financing is not sufficient to cover funding requirements

TELUS may finance future capital requirements with internally generated funds as well as, from time to time, borrowings under the unutilized portion of its bank credit facility or through the issuance of debt or equity securities. Disruptions in the capital markets, increased bank capitalization regulations, reduced lending to the telecom sector, or a reduced number of active Canadian chartered banks as a result of reduced activity or consolidation, could reduce capital available for investment grade corporate credits such as TELUS.

In May 2005, TELUS entered into C$1.6 billion of new bank credit facilities, which will partially mitigate this risk. The new credit facilities consist of a C$800 million (or U.S. dollar equivalent) revolving three-year credit facility and a C$800 million (or U.S. dollar equivalent) five-year revolving credit facility.

On July 26, 2002, TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, entered into an agreement with an arm's-length securitization trust under which it is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As at December 31, 2005, TCI had received aggregate cash proceeds of $500 million. Under the program, TCI is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service -- currently A(low). In the event this rating is not maintained, the Company may be required to wind down the program prior to the June 2007 termination date of the agreement.

TELUS' financial policies include a target net debt to EBITDA ratio of 1.5 to
2.0 times (1.7 times as at December 31, 2005) and a target net debt to total capitalization ratio of approximately 45 to 50% (45.7% as at December 31, 2005). TELUS thereby seeks to achieve, over time, debt credit ratings in the range of BBB+ to A-, or equivalent. Three of the four credit rating agencies that rate TELUS now have ratings that are in line with this target. A reduction in TELUS credit ratings could impact TELUS' cost of and access to capital. There can be no assurance that TELUS can maintain or improve current credit ratings.

On December 16, 2005, TELUS announced a new Normal Course Issuer Bid (NCIB) for 24 million shares. This follows the previous NCIB that expired on December 19, 2005 under which the Company purchased 21.8 million shares for $912.6 million. While anticipated cash flow is expected to be more than sufficient to meet current requirements and remain in compliance with TELUS' financial policy, these intentions could constrain TELUS' ability to invest in its operations for future growth or to complete share repurchases.

Quarterly, the TELUS Board reviews the dividend based on a number of factors including a target dividend payout ratio guideline of 45 to 55% of sustainable net earnings. This review prompted a 37.5% increase in the quarterly dividend payout rate from 20 cents to 27.5 cents effective with the dividend paid on January 1, 2006. At the January 1, 2006 level of dividend and shares outstanding, this would total approximately $387 million in dividends in 2006.

TELUS expects to generate material free cash flow in 2006, which would be available to, among other things, repurchase shares and pay dividends to shareholders. However, if actual results are different from TELUS' expectations, there can be no assurance that TELUS will not need to change its financing plans, including its intention to repurchase a significant amount of shares, or pay dividends according to the target payout guideline.

10.8 Tax matters

     Income tax amounts, including tax expense, may be materially different than expected

The operations of TELUS are complex and related tax interpretations, regulations and legislation pertaining to TELUS' activities are continually subject to change. The Company has significant amounts of income taxes receivable, future income tax assets, including tax loss carry forwards, and future income tax liabilities. These amounts are based on estimates by TELUS management and potential changes to them and the timing of realizing such amounts can materially affect the determination of net income or realization of cash in future periods.

Timing surrounding the monetization or realization of future income tax assets is uncertain, since timing is dependent on future earnings of the Company and other events. The amounts of future income tax assets and future income tax liabilities are also uncertain, since the amounts are based upon substantially enacted future income tax rates in effect at the time, which can be changed by governments. The amount of future income tax assets is also based upon the Company's anticipated mix of revenues among the jurisdictions in which it operates, which is also subject to change.

The review activities of the Canada Revenue Agency and other jurisdictions' tax authorities affect the ultimate determination of the actual amounts of income taxes receivable, income taxes payable, future income tax assets and future income tax liabilities. Therefore, there can be no assurance that income taxes will be payable as anticipated and/or the amount and timing of receipt or use of the tax-related assets will be as currently expected.

10.9 Health, safety and environment

     Team member health, wellness and safety

Lost work time, resulting from the illness or injury of a TELUS team member, can negatively impact organizational productivity and employee benefit health care costs. To minimize absence in the workplace, TELUS supports a holistic and proactive approach to team member health by providing comprehensive wellness, disability, ergonomic and employee assistance programs.

TELUS has long-standing programs to provide training and orientation to team members, and contractors and suppliers who access TELUS facilities, in regards to TELUS' safe work practices and expectations. However, there can be no assurance that these practices will be effectively followed in all situations.

     Radio frequency emission concerns

Some studies have asserted that radio frequency emissions from wireless handsets may be linked to certain adverse health effects. However, the overwhelming evidence in the scientific community, as determined and published in numerous studies worldwide, supports the conclusion that there is no demonstrated public health risk associated with the use of wireless phones. Government agencies in Canada responsible for establishing safe limits for signal levels of radio devices also support the conclusion that wireless telephones are not a health risk. TELUS believes that the handsets sold by TELUS comply with all applicable Canadian and U.S. government safety standards.

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

     Concerns about environmental issues, particularly related to contaminated property and the associated risk to human health or wildlife

To conduct its business operations, TELUS owns or leases a large number of properties. To enable reliable service, many TELUS sites house fuel systems for back-up power generation. In addition, several hazardous chemicals (e.g. battery acid, treated wood poles, fire suppression/retardant) are commonly used at many sites and within the telecommunications industry in general. As well, certain hazardous materials are found at selected locations (e.g. asbestos as insulation or fire retardant, beryllium in radio equipment). Based on the volume of fuel stored and the nature of some of the specific chemicals handled, there is a risk to the Company and its directors and officers posed by the potential for spills and releases of hazardous chemicals into the environment. A significant portion of this risk is associated with the clean-up of sites contaminated by historic TELUS practices or by previous owners. Although these are immaterial to TELUS' financial results, poorly executed environmental risk mitigation could have negative legal, brand or community relations impacts. Further detail on TELUS' environmental risks can be found in the TELUS corporate social responsibility report (telus.com/socialresponsibility). Although TELUS takes proactive measures to identify and mitigate environmental exposures and employs a robust environmental management system, there can be no assurance that specific environmental incidents will not impact TELUS operations in the future.

10.10 Litigation and legal matters

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

     TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan

Two statements of claim were filed in the Alberta Court of Queen's Bench on December 31, 2001, and January 2, 2002, respectively, by plaintiffs alleging to be either members or business agents of the Telecommunications Workers Union. In one action, the three plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan and in the other action, the two plaintiffs allege to be suing on behalf of all current or future beneficiaries of the TELUS Edmonton Pension Plan. The statement of claim in the TELUS Corporation Pension Plan related action named the Company, certain of its affiliates and certain present and former trustees of the TELUS Corporation Pension Plan as defendants, and claims damages in the sum of $445 million. The statement of claim in the TELUS Edmonton Pension Plan related action named the Company, certain of its affiliates and certain individuals who are alleged to be trustees of the TELUS Edmonton Pension Plan and claims damages in the sum of $15.5 million. On February 19, 2002, the Company filed statements of defence to both actions and also filed notices of motion for certain relief, including an order striking out the actions as representative or class actions. On May 17, 2002, the statements of claim were amended by the plaintiffs and include allegations, inter alia, that benefits provided under the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan are less advantageous than the benefits provided under the respective former pension plans, contrary to applicable legislation, that insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted. The Company filed statements of defence to the amended statements of claim on June 3, 2002. The Company believes that it has good defences to the actions. As a term of the settlement reached between TELUS Communications Inc. and the Telecommunications Workers Union that resulted in a collective agreement effective November 20, 2005, the Telecommunications Workers Union has agreed to not provide any direct or indirect financial or other assistance to the plaintiffs in these actions, and to communicate to the plaintiffs the Telecommunications Workers Union's desire and recommendation that these proceedings be dismissed or discontinued. The Company has been advised by the Telecommunications Workers Union that the plaintiffs have not agreed to dismiss or discontinue these actions. Should the lawsuits continue because of the actions of the court, the plaintiffs or for any other reason, and their ultimate resolution differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

     Ontario Court of Appeal ruling in 2005

In June 2005, the Ontario Court of Appeal unanimously overturned a 2003 trial court decision and ruled that when TCI's predecessor BC TEL redeemed $125 million of Series AL Bonds in December 1997, it was in breach of a covenant contained in the deed of trust and mortgage under which the Bonds were issued. The Ontario Court of Appeal returned the case to the trial courts to determine damages and TELUS accrued an estimate of damages, which is included in financing costs for the second quarter of 2005. Should the assessed damages be significantly different than management's expectations, a material adjustment could be recorded in the Company's Consolidated statements of income. The Company sought leave to appeal to the Supreme Court of Canada, which was dismissed in January 2006. This ruling relates to a matter prior to the 1999 merger of BC TELECOM and TELUS Corporation (Alberta), and does not impact TELUS' current debt instruments.

     Bill 198

On December 31, 2005, provisions announced by the Government of Ontario came into force, creating liability for misrepresentations by public companies in written disclosure and oral statements. These amendments also created liability for fraud and market manipulation.

The amendments create a right of action for damages against TELUS, its directors and certain of its officers in the event that TELUS or a person with actual, implied or apparent authority to act or speak on behalf of TELUS releases a document or makes a public oral statement that contains a misrepresentation or TELUS fails to make timely disclosure of a material change.

This new legislation permits action to be taken by any person or company that acquires or disposes of TELUS securities in the secondary market during the period of time that the misrepresentation remains uncorrected in the public or, in the case of an omission, until such time as the material change has been disclosed. It is not necessary for the person or company to establish that they relied on the misrepresentation in making the acquisition or disposition.

TELUS has conducted a review of its disclosure practices and procedures and the extent to which they are documented. As part of that review, TELUS consulted external advisors. This review indicated that TELUS has well-documented and fulsome processes in place, including a corporate disclosure policy that restricts spokespersons to specifically designated senior management, provides a protocol for dealing with analysts and oral presentations, and creates a disclosure committee to review and determine material facts and changes for disclosure. However, there can be no assurance that TELUS' processes will be followed by all team members at all times.

In December 2005, the Canadian Institute of Chartered Accountants recognized TELUS with the Award of Excellence for Best Corporate Governance Disclosure across all industry sectors. As well, in January 2006, IR Magazine Canada Awards 2006 recognized TELUS for having the best disclosure policy. The IR
award was based on a survey of 250 Canadian investment professionals	.
TELUS' corporate disclosure policy is publicly available at telus.com/governance.

     Legal and regulatory compliance

TELUS relies on its employees, officers, Board of Directors, key suppliers and partners to demonstrate reasonable legal and ethical standards. TELUS has instituted for its employees, officers and directors an ethics policy and a toll-free EthicsLine for anonymous reporting by anyone who has issues or complaints.

TELUS employs a designated compliance officer, whose role is to work across the enterprise to ensure that the business has the appropriate controls and measurements in place to facilitate legal and regulatory compliance, including compliance under privacy legislation. The compliance officer reports jointly to the Audit Committee of the Board of Directors, and to the Executive Vice-President of Corporate Affairs. This dual reporting status provides a direct line-of-sight reporting to the Audit Committee to address identified risks.

Notwithstanding these initiatives and processes, situations might occur where individuals do not adhere to TELUS policies, or where personal information of a TELUS customer or employee is inadvertently collected, used or disclosed in a manner that is not fully compliant with privacy legislation, thereby exposing TELUS to the possibility of damages, sanctions and fines, or negatively affecting financial or operating results. Although management cannot predict outcomes with certainty, management believes it has appropriate policies, processes and awareness in place for proper compliance.

10.11 Manmade and natural threats

     Concerns about natural disasters and intentional threats to TELUS' infrastructure and operations

Recognizing that TELUS, as a communications company, is a key provider of critical infrastructure to Canada, there exists ongoing exposure of natural disasters and intentional threats to TELUS' network, information technology
(IT), physical assets and team members. Although TELUS has robust and ongoing business continuity planning processes, there can be no assurance that specific events will not impact TELUS operations and results

     Security

     Electronic attack

Electronic attacks are the intentional acts of individuals or organized groups to gain unauthorized access to TELUS information or to prevent legitimate users from gaining access. These acts employ a number of methods ranging from social engineering -- a non-technical kind of intrusion that relies heavily on human interaction and the tricking of people into breaking normal security procedures -- to the use of sophisticated malicious software. TELUS, using a layered security approach, has implemented a number of proactive, reactive and containment processes and systems to safeguard its IT infrastructure, information repositories and information distribution. Information security policies and procedures are in place governing the duties of those responsible for information confidentiality and integrity. Intrusion detection systems, access controls and incident response procedures are in place to provide continuous monitoring of the TELUS IT infrastructure. Although TELUS has robust and ongoing IT and network security planning processes, there can be no assurance that specific events will not impact TELUS operations and results

TELUS faces potential exposure and risk when sharing information with external business partners and these business partner systems are compromised. TELUS reviews this risk when entering into new agreements.

     Vandalism

TELUS has a number of publicly situated physical assets ranging from public payphones to network and telephone switch centres that could be subjected to vandalism. Using such factors as the importance of the asset, the exposure risks and the potential costs incurred should the asset be damaged, TELUS has implemented an array of physical and electronic barriers, and controls and monitoring systems to protect its assets.

As an additional level of risk management, TELUS has a corporate security group that continually investigates and evaluates the risks and, in co-operation with law enforcement and other external agencies, adjusts its protection to meet changing risks. Although TELUS has thorough physical asset security planning processes, there can be no assurance that specific events will not impact TELUS operations and results.

10.12 Economic growth and fluctuations

     Significant economic downturns or recessions may adversely impact TELUS

Canadian real gross domestic product (GDP) was recently estimated by the Conference Board of Canada to have grown at 2.8% during 2005. Consumer price index (CPI) inflation has been very volatile due to fluctuations in gasoline prices. However, there is little indication that this price pressure is spilling over into other prices as core inflation remains within the Bank of Canada core inflation target bands. The Canadian economy is currently operating at full capacity and continues to adjust to the significant appreciation of the Canadian dollar, higher commodity prices and increased competition, especially from newly industrialized economies such as China and India. The principal risk to Canadian economic growth may occur when the U.S. government and U.S. households begin to address their twin deficits in a meaningful way through significant reductions in fiscal spending and household consumption. The longer the U.S. delays in addressing the deficit issues, the greater the risk of an abrupt and disorderly adjustment, which would therefore negatively impact the demand for Canadian produced goods and services.

In an uncertain economy, residential and business telecommunications customers may delay new service purchases, reduce volumes of use and/or discontinue use of services. Significant economic downturns or recessions could adversely impact TELUS' profitability and free cash flow, realization of income tax losses carried forward and bad debt expense, and/or require the Company to record impairments to the carrying value of its assets including, but not limited to, its intangible assets with indefinite lives (spectrum licences) and its goodwill. Impairments to the carrying value of assets would result in a charge to earnings and a reduction in shareholders' equity, but would not affect cash flow.

TELUS, as it has expanded nationally in recent years and gained exposure to the more diversified manufacturing based economies in Ontario and Quebec, has become somewhat more immune to any regional economic weaknesses in B.C. and Alberta due to their different government policies or cyclical resource based economies.

     Pension funding risks

Economic fluctuations could also adversely impact the funding and expense associated with the defined benefit pension plans that TELUS sponsors. In 2005 TELUS made cash contributions of $160 million to its pension plans (including $119 million to its defined benefit plans) and similar levels are expected in 2006. Defined benefit funding risks may occur if total pension liabilities exceed the total value of the respective trust funds. Unfunded differences may arise from lower than expected investment returns, reductions in the discount rate used to value pension liabilities, and actuarial loss experiences. TELUS seeks to mitigate this risk through the implementation of policies and procedures designed to control investment risk and ongoing monitoring of its funding position. There can be no assurance that TELUS pension expense and funding of its defined benefit pension plans will not need to increase in the future and thereby negatively impact earnings and liquidity.

11. Reconciliation of non-GAAP measures and definition of key operating indicators

11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA)

The Company has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units and it is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.

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

The following is a reconciliation of EBITDA with Net income and Operating income:

	                                                                                      Years ended December 31
($ millions)		                                                                        2005 		2004
---------------------------------------------------------------------------------------------------------------------------------
Net income		                                                                          700.3 	  565.8
  Other expense (income)		                                                           18.4 	    8.7
  Financing costs		                                                                  623.1 	  613.3
  Income taxes		                                                                          322.0 	  255.1
  Non-controlling interest		                                                            7.8 	    4.6
---------------------------------------------------------------------------------------------------------------------------------
Operating income	                                                                        1,671.6 	1,447.5
  Depreciation	                                                                        	1,342.6 	1,307.8
  Amortization of intangible assets	                                                	  281.1 	  335.3
---------------------------------------------------------------------------------------------------------------------------------
EBITDA		                                                                                3,295.3 	3,090.6
---------------------------------------------------------------------------------------------------------------------------------

In addition to EBITDA, TELUS calculates EBITDA less capital expenditures as a simple proxy for cash flow in its two reportable segments, which is used for comparison to the reported results for other telecommunications companies, and is subject to the potential comparability issues of EBITDA described above. EBITDA less capital expenditures is calculated for TELUS as follows:

	                                                                                      Years ended December 31
($ millions)		                                                                        2005 		2004
---------------------------------------------------------------------------------------------------------------------------------
EBITDA		                                                                                 3,295.3 	 3,090.6
Capital expenditures (Capex)		                                                        (1,319.0)	(1,319.0)
---------------------------------------------------------------------------------------------------------------------------------
EBITDA less capital expenditures		                                                 1,976.3 	 1,771.6
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

The following reconciles free cash flow with Cash provided by operating activities less Cash used by investing activities:

	                                                                                      Years ended December 31
($ millions)		                                                                        2005 	        2004
---------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities		                                                 2,914.6 	 2,538.1
Cash (used) by investing activities		                                                (1,355.2)	(1,299.5)
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                 1,559.4 	 1,238.6
Net employee defined benefit plans expense		                                            (3.9)	   (18.4)
Employer contributions to employee defined benefit plans		                           118.8 	   136.8
Amortization of deferred gains on sale-leaseback of buildings,
 amortization of deferred charges and other operating activities, net		                     5.3 	   (27.9)
Payment received from Verizon Communications Inc.		                                      -- 	   (33.3)
Reduction (increase) in securitized accounts receivable		                                  (350.0)	   150.0
Non-cash working capital changes except changes in taxes, interest and
 securitized accounts receivable, and other		                                            99.7 	  (129.0)
Acquisition		                                                                            29.4 	    12.2
Proceeds from the sale of property and other assets		                                    (4.5)	   (35.9)
Other investing activities		                                                            11.3 	     4.2
---------------------------------------------------------------------------------------------------------------------------------
Free cash flow		                                                                         1,465.5 	 1,297.3
---------------------------------------------------------------------------------------------------------------------------------

The following shows management's calculation of free cash flow.

	                                                                                       Years ended December 31
($ millions)											2005 		2004
---------------------------------------------------------------------------------------------------------------------------------
EBITDA		                                                                                 3,295.3 	 3,090.6

Restructuring and workforce reduction costs, net of cash payments	                           (13.6)	   (70.3)
Share-based compensation	                                                         	    24.3 	    23.8
Cash interest paid		                                                                  (638.3)	  (632.9)
Cash interest received		                                                                    47.3 	    27.3
Income taxes received (paid)		                                                            69.5 	   194.6
Capital expenditures (Capex)		                                                        (1,319.0)	(1,319.0)
Investment tax credits received (reported in current or prior EBITDA
 or Capex, and in Income taxes received (paid)), and other	                              	      -- 	   (16.8)
---------------------------------------------------------------------------------------------------------------------------------
Free cash flow	                                                                                 1,465.5 	 1,297.3
---------------------------------------------------------------------------------------------------------------------------------

11.3 Definition of key operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Churn, per month
----------------
  Calculated as the number of subscriber units disconnected during a given period, divided by the average number of subscriber units on the network during the period, expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA)
-------------------------
  Consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

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

11.4 Definition of liquidity and capital resource measures

Net debt
--------
  Net debt is a non-GAAP measure, whose nearest GAAP measure is the sum of Long-term debt and Current maturities of long-term debt, as reconciled below. Net debt is one component used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).


---------------------------------------------------------------------------------------------------------------------------------
                                                                                                   At December 31
($ millions)	                                                                                2005            2004
---------------------------------------------------------------------------------------------------------------------------------
Current maturities of long-term debt		                                                    5.0 	    4.3
Long-term debt		                                                                        4,639.9 	6,332.2
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                4,644.9 	6,336.5
Deferred hedging liability		                                                        1,158.1 	1,037.7
---------------------------------------------------------------------------------------------------------------------------------
Debt		                                                                                5,803.0 	7,374.2
Deduct Cash and temporary investments		                                                   (8.6)	 (896.5)
---------------------------------------------------------------------------------------------------------------------------------
Net debt		                                                                        5,794.4 	6,477.7
---------------------------------------------------------------------------------------------------------------------------------

  The deferred hedging liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations in respect of the U.S. $1,166.5 million debenture maturing June 1, 2007 and the U.S. $1,925.0 million debenture maturing June 1, 2011. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar-denominated debt, and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

Total capitalization
--------------------
  Defined as Net debt plus Non-controlling interest and Shareholders' equity.

Net debt to total capitalization
--------------------------------
  Provides a measure of the proportion of debt used in the Company's capital structure. The long-term target ratio for Net debt to total capitalization is 45 to 50%.

EBITDA excluding restructuring
------------------------------
  EBITDA excluding restructuring is used for the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring and workforce reduction costs were $53.9 million and $52.6 million, respectively, for the years ended December 31, 2005 and 2004.

Net debt to EBITDA
------------------
  Defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA excluding restructuring. This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities. TELUS' revised guideline range for Net debt to EBITDA is from 1.5:1 to 2.0:1.

Net interest cost
-----------------
  Defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of long-term debt are included in net interest cost.

Interest coverage on long-term debt
-----------------------------------
  Calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt. Interest expense on long-term debt in 2005 includes losses on redemption of long-term debt and an accrual for estimated costs to settle a lawsuit.

EBITDA interest coverage
------------------------
  Defined as EBITDA excluding restructuring divided by Net interest cost. This measure is substantially the same as the Coverage Ratio covenant in TELUS' credit facilities.

Dividend payout ratio
---------------------
  Defined as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the 12-month trailing period. The target guideline for the annual dividend payout ratio on a prospective basis is 45 to 55% of sustainable net earnings.

Funded debt
-----------
  In general terms, borrowed funds less cash on hand, as defined in the Company's bank agreements.


_______________________________________________________________________________

Exhibit 5:  Consent of Independent Registered Chartered Accountants

We consent to the use of our report dated February 14, 2006 appearing in this Annual Report on Form 40-F of TELUS Corporation for the year ended December 31, 2005.

   /S/Deloitte & Touche, LLP
   __________________________

   (Signed Deloitte & Touche, LLP)
   Vancouver, British Columbia, Canada
   March 20, 2006

_______________________________________________________________________________

Exhibit 6:  Amended 2005 Ethics Policy


                           TELUS Ethics Policy
                              February 2005



                            Table of Contents

Introduction
Responsibilities
  Team TELUS
  Compliance/Exceptions
  Managers
  Senior Managers (EVP's, VP's and Directors)
  TELUS Board of Directors Members and Employees
    Who Represent TELUS as Directors on Other Organization Boards
Ethics Office
Ethics Work Group
Ethical Decision Making
    1.  Questions to Ask Yourself
    2.  Review Guidelines and Policies
    3.  Talk to Your Manager
    4.  Expert Assistance
    5.  TELUS EthicsLine
    6.  Last Resort Resolution
Ethical Guidelines
  Customer and Team TELUS Information
    Privacy of Communications
    Confidentiality of Information
    Case Studies
Integrity
    Personal and Corporate Integrity
    Proprietary Rights of Others
    Compliance with Laws
    Public Safety
    Political Activities
    Case Studies
Company Assets
    Company Information
    Business Records
    Financial Transactions
    Property
    Case Studies
Conflict of Interest
    Competition
    Future Business
    Outside Demands
    Relationships
    Information
    Insider Trading
    Gifts and Benefits
    Case Studies
Dealing with Suppliers, Contractors, Consultants and Agents
    Selecting Suppliers, Contractors, Consultants and Agents
    Adherence to applicable TELUS policies

Fellow TELUS team members:


Central to TELUS' purpose is to make the future friendly for our stakeholders. One of the critical elements in realizing this ambition is to ensure our individual and collective reputation is above reproach. How we work is just as important as what we do. Our goal is to demonstrate the highest level of ethics and integrity in our business dealings with all stakeholders (customers, shareholders, suppliers, colleagues, community). This is a corporate priority and a shared responsibility for all TELUS team members as each one of our actions and decisions affect our company and its reputation.

This Ethics Policy outlines the responsibilities and guidelines that describe the ethical standard expected of all team members. In addition, it provides a decision making process supporting the resolution of ethical issues and identifies members of the TELUS team who are available for help and advice. Real life case studies are provided to illustrate how ethical responsibilities and guidelines apply in everyday situations.

Please read this document carefully and make it an integral part of the way you conduct business at TELUS. You play an important role in representing our organization. Guided by these ethical standards, we build trusted relationships with our customers, shareholders, suppliers, fellow team members and the community.

Darren Entwistle
President and Chief Executive Officer

Robert McFarlane
Executive Vice-President and Chief Financial Officer

Judy Shuttleworth
Executive Vice-President, Human Resources



Introduction
------------

This Policy applies to all of TELUS, including members of the Board of Directors, officers and employees of TELUS Corporation and its subsidiaries (referred to as Team TELUS or team members).

It is not intended that there be any waivers to this Policy. In the unlikely event that a waiver is considered and granted it must receive prior approval by the Board of Directors or their delegate. The delegate must be a Board committee for any waivers granted to members of the Board of Directors or executive officers. In such circumstances, any waivers or amendments will be disclosed subject to the TELUS Policy on Corporate Disclosure and Confidentiality of Information.

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

At TELUS, we not only do things right, but we should strive to do the right things. Each member of our team takes responsibility for their actions including:

    * Observance of the guidelines outlined in this and other company policies whether working inside or outside of Canada

    * Compliance with applicable local, provincial and federal laws and regulations

    * Compliance with regulations, tariffs and Terms of Service issued by the CRTC, Industry Canada, etc.

All business activities should be able to stand up to possible public scrutiny and further investigation if required.

The guidelines in this policy are based upon generally accepted standards of ethical business conduct in Canada, and applicable civil and criminal laws. The absence of a guideline covering a particular situation does not relieve any of us from the responsibility for acting ethically.

Team TELUS members, or any person acting under the direction thereof, are prohibited from directly or indirectly taking any action to improperly influence, coerce, manipulate or mislead the Company's external or internal auditors or their representatives.

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

Senior Managers (EVP's, VP's and Directors)

In addition to the aforementioned responsibilities, TELUS team members who have roles regarding internal controls and financial reporting and disclosure controls have, as outlined in the Policy on Corporate Disclosure and Confidentiality of Information, the responsibility to make full, fair, accurate, timely and understandable disclosure in reports and documents that TELUS files with, or submits to, securities commissions and in other public communications made by TELUS.

TELUS Board of Directors Members and Employees Who Represent TELUS as Directors on Other Organization Boards

In addition to the aforementioned responsibilities, but subject to the requirement that such individuals comply with their fiduciary obligations as a director of another organization, TELUS Board members have the responsibility to notify the Chair of the Board of TELUS or, in case of TELUS employees who represent TELUS on the Boards of other organizations, the TELUS Ethics Work Group of any potential perceived conflict of interest or other Ethics Policy issues which arise during the course of their Board service.

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

Ethics Work Group

An Ethics Work Group oversees the Ethics Policy and annual reporting to senior management and the Audit Committee of the Board of Directors. If an ethical issue is unresolved, as a body of last resort, the Ethics Work Group is available to discuss and guide issue resolution and provide input on any ethical situations brought forward. Members of the Ethics Work Group include representatives from Risk Management, Human Resources, Legal Government & Regulatory Affairs, Corporate Security and the Chief Financial Officer.

Ethical Decision Making
-----------------------

This policy reflects our commitment to high standards of ethical behaviour in our professional and business dealings. The TELUS Ethics Policy is intended as a living document that supports open and frank discussion and the satisfactory resolution of ethical dilemmas.

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

    * What is my immediate feeling about this?
    * Is this an expected part of my job?
    * What is the cost - emotional, personal or financial - of this action?
    * How would others perceive this action?
    * What would my action be if my team members, peers, or supervisor were present?
    * Would I or TELUS be embarrassed if this situation were discussed in the newspaper?
    * Would I be putting TELUS or myself at unnecessary risk?
    * What impact would this have on my or the company's reputation?
    * Are there legal implications of my action?
    * Would I do this if this were my company?
    * Is this taking revenue or customers away from TELUS?
    * Was this intended to, or does this, influence my decisions?
    * What is the dollar value? Is it excessive?

2.  Review Guidelines and Policies

Review the guidelines in this policy and the case studies. If you need further assistance, consider the following related policies as they may apply to your situation.

    Signing Authority Policy
    Corporate Security Policies
    Respectful Workplace (harassment) Policies
    Alcohol and Drug Corporate Policy
    TELUS Health and Safety Policy
    Environmental Policy
    TELUS Privacy Code
    Corporate Credit Card Policy
    Corporate Disclosure and Confidentiality of Information
    Insider Trading Policy
    Document Retention Policy (To be issued)


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

4.  Expert Assistance

If you have tried the above sources but still have questions, assistance is available through designated subject matter experts in Human Resources, Legal, Privacy, Corporate Security, Regulatory Affairs and Accounting Policies. Names and contact telephone numbers are listed on the company's internal website, under Ethics. TELUS Mobility and TELUS Quebec team members should seek advice from their local HR Representative, the TELUS Mobility HR Director or the TELUS Quebec Director-Employee Relations.

5. TELUS EthicsLine

You may also contact the TELUS EthicsLine, toll-free, at 1-866-515-6333, send an email to ethicsline@telus.com or complete the EthicsLine Reporting Form located on the Intranet to request guidance or make a good-faith report about misconduct or a perceived violation of this Policy, another company policy or procedure or a government law or regulation, questionable business practices, potential fraud or accounting or auditing matters that may not be in compliance with this Policy. Reports may be made anonymously.

Handling of the Report

For Inquiries:
--------------
The Ethics Office will assist team members in ethical decision-making by providing guidance concerning this Policy. The Ethics Office may also refer team members to or involve subject matter experts within TELUS for assistance. Inquiries regarding the union collective agreement or CIRB, personnel matters of customer service complaints will be re-directed as indicated in the section below.

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

b) Investigation

All reports are taken seriously. Each allegation will be promptly investigated by the Ethics Office in conjunction with subject matter experts within TELUS if necessary. The Ethics Office may request the assistance of TELUS Corporate Security for investigation of the allegation or other related issues. If substantiated, the allegation will be resolved through appropriate corrective action and/or discipline. If you choose to identify yourself, you will be provided with feedback when the Ethics Office has completed its review. Every effort will be made to maintain confidentiality for those who contact the Ethics Office or who are accused of a breach of this Policy (although disclosure may be necessary in some cases to effectively conduct an investigation or support legal proceedings). It is expected that all reports to the Ethics Office will be made in good faith. Deliberately making false claims will result in disciplinary action.

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

6. Last Resort Resolution

If an ethical issue remains unresolved, the Ethics Work Group is available as the body of last resort to discuss the issue and guide the resolution of any conflict of interest or other ethical situation brought forward. Members of the Ethics Work Group are drawn from Risk Management, Legal Government & Regulatory Affairs, Corporate Security, Chief Financial Officer and Human Resources. Their names and contact telephone numbers are listed on the company's internal website, under Ethics.

The Ethics Work Group has a reporting relationship with the Audit Committee of the Board of Directors to ensure compliance with this Policy, and a process for reporting potential breaches of the Policy through the Director - Ethics & Controls Compliance without fear of retribution.

Ethical Guidelines
-------------------
Customer and Team TELUS Information

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


Confidentiality of Information

We respect customer and team member related information and protect its security, confidentiality and integrity. The definition of 'customer' includes our direct customers, customers who are our competitors, third party customers (customers of our clients), and team members. All customer and team member personal information is confidential and may not be disclosed except as outlined in the TELUS Privacy Code and permitted by law or by applicable regulations.

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

    Action

    As a general rule, TELUS does not disclose any customer information other than what is listed in published directories: name, address and telephone number. Since only the customer can authorize the release of further information, you should check that the customer did indeed authorize the competitor's representative to obtain the information. If you do not find written authorization, ask the competitor's representative to obtain the customer's consent in writing and send it to TELUS.

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

Problem

Shelley's friend calls her at work in the Call Centre to talk about the NHL hockey player who has just moved to the city to join the team. She asks Shelley to look up his address and phone number since this information is not yet listed in the TELUS Super Pages. Should Shelley look this up and provide the information?

Action

    Absolutely not. Unless Shelley has a business reason to look up the information, she should not even access this customer's account and should certainly not provide the requested information to her friend.

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


Proprietary Rights of Others

We honour the proprietary rights of others as expressed in patents, copyrights, trademarks and industrial designs. Examples of intellectual and real property that may be protected include, but are not limited to, written materials, logos, creative suggestions, pictures, audio and video products and computer software. We respect conditions of use. Copyright materials are not copied in whole or in part, or used in violation of any law or agreement with vendors, licensors or other similar parties. Software license conditions may be included in instruction manuals, in separate documents, or on the disk itself, and breaking the seal on a disk package may constitute acceptance of the stated agreement.

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


Case Studies

Problem

Jerry, an installer is called to an out of town, visibly neglected acreage. The customer, an elderly woman, tells Jerry several times that she is never very comfortable when the phone does not work. It is important to her, being out in the country, to have reliable service. Jerry discovers her repair is very minor, consisting of a simple adjustment, and is hesitant to inform her of the service charge. He looks around her modest home and feels she cannot afford the service charge.

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


Company Assets

Company assets are both physical (people, equipment, real estate, supplies, tools, non-public information, funds) and logical (communication networks, information systems, intellectual property, brand, goodwill, reputation).

Company Information

Technological change and an increasingly competitive environment make it essential for us to safeguard company information. For further details on the classification and safeguarding of TELUS' information assets, please refer to the Corporate Security Policies.

Unless specifically published for external use, and public dissemination has occurred, all company records, information, reports, data, plans, processes and methods are considered company information and are prohibited from disclosure without proper authorization. Access should be limited to those employees with a legitimate business reason to seek the information.

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

The misuse or misappropriation of TELUS network, property or funds is not permitted. Some examples of actions that are not allowed include:

    * Unauthorized use, or possession of TELUS property. This includes any and all types of equipment and supplies
    * Unauthorized use of the long distance network, fax machines, wireless devices, broadband, Internet, and email
    * Tampering with the network to bypass toll billing
    * Billing unauthorized charges
    * Unauthorized crediting of customer accounts

Team members must not make adjustments to their own accounts or services, or to those of family members, friends, co-workers or acquaintances. Customer facing business units may exercise their discretion to establish procedures for the adjustment of team member accounts. Team members in Technology & Operations may only do so if specifically authorized by trouble ticket or customer order.


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

It is not a conflict of interest to accept hospitality or entertainment, provided it is reasonable, and is within the limits of responsible and generally accepted business practices. However, team members should not accept gifts that are intended to influence, or appear to influence, a particular business decision. Acceptable benefits in the normal course of business for TELUS employees typically are less than $250 Canadian and include:

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

Problem

While at lunch, I overheard a conversation between two other TELUS team members regarding company plans to make a minority investment in a business that develops communications software. Can I buy shares in the software company or suggest to my spouse that she do so?

    Action

    No. Although you found out about TELUS' planned investment by accident, you are prohibited from buying shares by virtue of the fact that you are a member of the TELUS team. Your spouse is also prohibited, because she obtained information about the proposed investment from you, a TELUS team member. However, you and your spouse will be able to buy shares when TELUS' investment in the software company becomes publicly disclosed.


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


Dealing with Suppliers, Contractors, Consultants and Agents

We value our relationship with suppliers, contractors, consultants and agents and those acting on behalf of TELUS because they contribute to our overall success. We strive to ensure our business dealings with them are ethical and that they understand our expectations of them for compliance with applicable TELUS policies.

Selecting Suppliers, Contractors, Consultants and Agents

    * We strive to award business to suppliers, contractors, consultants and agents who are in compliance with applicable laws and regulations in their business relationships, including those with their employees, their communities and TELUS.

    * We strive to select our suppliers, contractors, consultants and agents based upon objective and fair criteria including but not necessarily limited to business need, price, service, quality, reputation for ethical conduct and health, safety and environmental business considerations.


Adherence to applicable TELUS policies

    * We expect the suppliers, contractors, consultants and agents with whom we do business to demonstrate similar values and standards as the applicable TELUS policies.

    * We strive to ensure that our suppliers, contractors, consultants and agents are made aware of applicable TELUS policies specific to the work for which they are being engaged.