Form 40-F
period 2006-12-31
TELUS CORP
filed 2007-03-16
CIK 868675

UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE
    ACT OF 1934
                                   OR
           [X] ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006   Commission File Number 000-24876

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


                       7.5%  Notes due 2007
                       8.0%  Notes due 2011
                       5.00% Notes due 2013
                       4.50% Notes due 2012
                       4.95% Notes due 2017

                        (Title of Class)
For annual reports, indicate by check mark the information filed with this
 Form:
[X] Annual information form      [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2006:

438,766,871 Common Voting Shares and 437,042,951 Non-Voting Shares.

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

Yes 	X					No

______________________________________________________________________________

TABLE OF CONTENTS

CONTROLS AND PROCEDURES	                                               1
IDENTIFICATION OF AUDIT COMMITTEE	                               1
AUDIT COMMITTEE FINANCIAL EXPERT	                               1
CODE OF ETHICS	                                                       1
PRINCIPAL ACCOUNTANT FEES AND SERVICES	                               2
OFF-BALANCE SHEET ARRANGEMENTS	                                       3
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	                       3
UNDERTAKING	                                                       3
SIGNATURES	                                                       4
EXHIBIT INDEX	                                                       5




CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Based on the Registrant's evaluation as of December 31, 2006 of the effectiveness of the design and operations of the Registrant's disclosure controls and procedures under the supervision of the Audit Committee, including the Registrant's Chief Executive Officer and Chief Financial Officer, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant's disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934 (the "Exchange Act") are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission ("SEC") rules and forms.

Management's Annual Report on Internal Control over Financial Reporting

The report of management on our internal control over financial reporting is located under the heading "Management's Annual Report on Internal Control Over Financial Reporting" in our audited consolidated financial statements, which are filed as Exhibit 4 to this annual report on Form 40-F and is incorporated by reference herein.


Attestation Report of the Registered Public Accounting Firm

The attestation report on management's assessment of our internal control over financial reporting is located under the heading "Independent Auditor's Report on Internal Controls" in our audited consolidated financial statements, which are filed as Exhibit 4 to this annual report on Form 40-F and is incorporated by reference herein.

Changes in Internal Controls

There were no changes in our internal control over financial reporting identified in connection with the above evaluation that occurred during the period covered by this annual report on Form 40-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors (the "Board") of TELUS Corporation ("TELUS" or the "Registrant") has determined that the Audit Committee Chair is an "audit committee financial expert" as such term is defined by U.S. securities laws and "independent" as noted above. The information contained under the heading "Audit Committee" on page 37 of TELUS' 2006 Annual Information Form, filed as
Exhibit 3 to this annual report on Form 40-F, is incorporated by reference herein.

CODE OF ETHICS

The Registrant has adopted an Ethics Policy that applies to all directors, officers, including the Chief Executive Officer and the Chief Financial Officer, and employees. The Policy has been posted on the Registrant's Internet website at telus.com. The Policy is also available to any person, upon request, without charge by contacting TELUS Investor Relations at 1-800-667-4871 or 555 Robson Street, Vancouver, B.C. V6B 3K9.

The Board amended the Policy in February and May 2006 to add guidance on hiring and supervising family members and close personal friends and to make other amendments that were housekeeping in nature.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table is a summary of billing by Deloitte & Touche, LLP, as external auditors of TELUS, during the period from January 1, 2006 to December 31, 2006:


                               Deloitte & Touche                 %
Type of work
------------------------------------------------------------------------------
Audit fees                     $3,757,244                        94.11
Audit-related fees             $  162,000                         4.06
Tax fees                       $   72,763                         1.83
All other fees
------------------------------------------------------------------------------
Total                          $3,992,007                         100
==============================================================================


The following table is a summary of billing by Deloitte & Touche, LLP, as external auditors of TELUS, during the period from January 1, 2005 to December 31, 2005:


                               Deloitte & Touche                 %
Type of work
------------------------------------------------------------------------------
Audit fees                     $2,237.606                        90.7
Audit-related fees             $  195,584                         7.9
Tax fees                       $   33,180                         1.4
All other fees                       --                           --
------------------------------------------------------------------------------
Total                          $2,466,370                         100
==============================================================================


TELUS' policy regarding pre-approval of all audit, audit related and non-audit services provided by its External Auditor is based upon compliance with the Sarbanes-Oxley Act of 2002, the subsequent implementation rule from the SEC titled "Final Rule: Strengthening the Commission's Requirements Regarding Auditor Independence" and any additional determinations regarding impermissible services issued by the Public Company Accounting Oversight Board (PCAOB).

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading "Contractual Obligations" (Note 19(b)) set forth under the heading "Commitments and Contingent Liabilities" set forth in the notes to the audited consolidated financial statements filed as
Exhibit 4 to this annual report on Form 40-F, is incorporated by reference herein.

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


SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	TELUS Corporation


By: 	s/s Audrey T. Ho
        ________________
            Audrey T. Ho

        Vice President, Legal Services and General Counsel and Corporate Secretary

Date:   March 16, 2007


                     EXHIBIT INDEX

The following documents are filed as exhibits to this Form 40-F:
Exhibit
Number		Document

1. Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

2. Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

3. Annual Information Form dated March 16, 2007

4. Audited Consolidated Financial Statements as at and for the year ended December 31, 2006 and Management's Discussion and Analysis

5. Consent of Independent Registered Chartered Accountants

6. Amended 2006 Ethics Policy




Exhibit 1:
                            Certification


I, Darren Entwistle certify that:

1.I have reviewed this annual report on Form 40-F of TELUS Corporation.

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

4.The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

  (a)designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  (b)designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

  (c)evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  (d)disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.The issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors
 (or persons performing equivalent function):

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


       Date: March 16, 2007.

       /s/ Darren Entwistle
       _____________________
           Darren Entwistle
           President and Chief Executive Officer


                            Certification


I, Robert G. McFarlane certify that:

1. I have reviewed this annual report on Form 40-F of TELUS Corporation.

2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report.

4.The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

  (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

  (c) evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  (d) disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and


5.The issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors
 (or persons performing equivalent function):

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


       Date: March 16, 2007.

       /s/ Robert G. McFarlane
       _______________________
           Robert G. McFarlane
           Executive Vice President and Chief Financial Officer


Exhibit 2:
                      Certifications


Pursuant to 18 U.S.C. 1350, each of the undersigned officers of TELUS Corporation ("TELUS") hereby certifies that to his knowledge, (a) the annual report for the period ended December 31, 2006 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities and Exchange Act of 1934 and (b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of TELUS.

       Date: March 16, 2007.

      /s/ Darren Entwistle
      ____________________
          Darren Entwistle
          President and Chief Executive Officer


      Date: March 16, 2007.

      /s/Robert G. McFarlane
       ______________________
         Robert G. McFarlane
         Executive Vice President and Chief Financial Officer


Exhibit 3: Annual Information Form dated March 16, 2007.




                     TELUS Corporation
                   annual information form
             for the year ended December 31, 2006


                     March 16, 2007


FORWARD LOOKING STATEMENTS
TELUS
OPERATIONS, ORGANIZATION AND CORPORATE DEVELOPMENTS
EMPLOYEE RELATIONS
CAPITAL ASSETS AND GOODWILL
ALLIANCES
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
FOREIGN OWNERSHIP RESTRICTIONS
REGULATION
COMPETITION
DIVIDENDS DECLARED
CAPITAL STRUCTURE OF TELUS
RATINGS
DIRECTORS AND OFFICERS
MARKET FOR SECURITIES
INTERESTS OF EXPERTS
AUDIT COMMITTEE
MATERIAL CONTRACTS
TRANSFER AGENTS AND REGISTRARS
ADDITIONAL INFORMATION
Appendix A:  Terms of Reference for the Audit Committee

                Exchange Rate Information

TELUS publishes its consolidated financial statements in Canadian dollars. In this annual information form, except where otherwise indicated, all reference, to "dollars" or "$" are to Canadian dollars. The Bank of Canada noon spot exchange rate on March 9, 2007 was Cdn. $1.1712= U.S. $1.00. The following table sets forth, for the fiscal years and dates indicated, certain exchange rate information based on the noon spot rate:

     December 31, 2004...............................1.2036
     December 31, 2005...............................1.1659
     December 29, 2006...............................1.1653

FORWARD LOOKING STATEMENTS

This annual information form and management's discussion and analysis incorporated by reference hereto, contain statements about expected future events and financial and operating results of TELUS Corporation ("TELUS" or the "Company") that are forward looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers of this document are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the operating targets, expectations, estimates or intentions expressed in the forward-looking statements. Factors that could cause actual results to differ materially include but are not limited to: competition; technology (including reliance on systems and information technology); regulatory developments (including local forbearance, local price cap reductions, wireless number portability and the timing, rules, process and cost of future spectrum auctions); human resource developments (including possible labour disruptions; process risks (including internal reorganizations, conversion of legacy systems and billing system integrations); financing and debt requirements (including share repurchases, debt redemptions, potential issuance of commercial paper and changes to credit facilities); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes); health, safety and environmental developments; litigation and legal matters; business continuity events (including manmade and natural threats); economic growth and fluctuations (including pension performance, funding and expenses); and other risk factors discussed herein and listed from time to time in TELUS' reports, public disclosure documents or other filings with securities commissions in Canada (filed on SEDAR at www.sedar.com) and the United States (filed on EDGAR at www.sec.gov). See "Management's Discussion and Analysis - Section 10 Risks and risk management" in TELUS' 2006 Annual Report - Financial Review for further information.

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

Subsidiaries of TELUS

As of December 31, 2006, the only material subsidiary of TELUS was TELUS Communications Inc. ("TCI"), being the only subsidiary which owned assets that constitute more than 10 per cent of the consolidated assets of TELUS as at December 31, 2006 and generated sales and operating revenues that exceed 10 per cent of the consolidated sales and operating revenues of TELUS for the year ended December 31, 2006.

TELUS' wireline and wireless businesses were formerly located in TCI and TELE-MOBILE Company ("TELE-MOBILE") respectively. On November 24, 2005, TELUS announced the merger of those segments into a single operating structure (the "wireline-wireless merger"). This was partly effected by way of a legal entity restructure on March 1, 2006 (the "2006 legal entity restructure"), at which time TELUS combined its wireline and wireless businesses into TELUS Communications Company ("TCC").

TCC is a partnership organized under the laws of B.C. whose partners are TCI and TELE-MOBILE. Immediately prior to the 2006 legal entity restructure, 3817873 Canada Inc., a partner in TELE-MOBILE, was continued into Alberta as 1219723 Alberta ULC. TELUS owns 100 per cent of the voting shares in TCI directly, and 100 per cent of the partnership interests in TELE-MOBILE and TCC indirectly.

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


OPERATIONS, ORGANIZATION AND CORPORATE DEVELOPMENTS

Operations

TELUS is a leading national telecommunications company in Canada, offering a wide range of wireline and wireless communications products and services including data, voice and entertainment. TELUS generated $8.7 billion in annual revenue in 2006 and has 10.7 million customer connections including 5.1 million wireless subscribers, 4.5 million wireline network access lines and 1.1 million Internet subscribers. As a result of TELUS' national growth strategy, revenue grew by seven per cent in 2006 and total customer connections increased by 504,000.

Organization

TELUS is organized into four customer facing business units:

* Consumer Solutions, which provides wireline, and wireless Internet Protocol ("IP") data services, voice and entertainment services to households and individuals across Canada;

* Business Solutions, which delivers innovative wireline and wireless data, IP, voice and business process in-sourcing solutions to small and medium-sized businesses and entrepreneurs, and brings customized wireline and wireless voice and data, IP, Information Technology ("IT") and e.business solutions to large multinational, corporate and public sector customers;

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

In addition to the wireline-wireless merger, the corporate structure of TELUS underwent other changes during the three years ended December 31, 2006. On
July 1, 2004, through an internal reorganization, TCI acquired substantially all of the assets and the wireline operations of TELUS Communications (Quebec) Inc. ("TELUS Communications (Quebec)"). TCI assumed substantially all the liabilities of TELUS Communications (Quebec) including $30 million principal amount of First Mortgage Bonds and $70 million principal amount of Medium Term Notes, which were the publicly held debt of TELUS Communications (Quebec). By combining in a single entity ownership of the network assets in Quebec with those outside of Quebec, TELUS expects to be able, over the long-run, to build common systems and processes that otherwise would have been more difficult to build due to communications regulatory requirements. These changes should allow TELUS to better serve customers whose service requirements span Canada.

On December 14, 2004, Verizon Communications Inc. ("Verizon") divested all of its 20.5 per cent equity investment in the Company by way of a public secondary offering. Post divestiture, Verizon and the Company ceased to be related parties. Concurrently with the divestiture, Verizon and the Company further adjusted their business relationships to reflect changes in their business requirements since the alliance was first established. See section "Alliances" on page 15 of this annual information form for further information.

On December 30, 2004, through an internal reorganization, a subsidiary of TELUS, TELUS Solutions Holdings Inc., was wound up into TCI. Upon this wind up, TELUS Services Partnership ceased to exist and its business was transferred by operation of law to TCI.

In 2005 and 2006, TELUS proceeded with additional internal reorganizations that were modest in nature.

On September 11, 2006, the Company announced that its Board of Directors had unanimously approved a proposal to reorganize the Company in its entirety into an income trust. On October 31, 2006, the federal Minister of Finance announced a new tax plan that would increase the taxation of income trusts. The Company re-evaluated its proposal in light of the Minister's announcement and, on November 24, 2006, the Company announced that it would not proceed with the proposal as TELUS management and the Board of Directors believed it was no longer in the best interests of the Company and its shareholders to do so.

DESCRIPTION OF THE BUSINESS AND GENERAL DEVELOPMENTS

TELUS is the largest incumbent telecommunications company in Western Canada and one of the largest telecommunications companies in Canada. It has two reportable segments: wireline and wireless.

In the wireline segment, TELUS offers the following solutions: voice (local, long distance, call management and the sale, rental and maintenance of telephone equipment); Internet (high-speed or dial-up with security features); TELUS TV available in select neighbourhoods with Video on Demand and Pay Per View; data (IP networks, private line, switched services, network wholesale, network management and hosting); converged voice and data solutions (TELUS IP-One Innovation(R) and TELUS IP-One Evolution(R)); hosting and infrastructure (managed IT and infrastructure solutions delivered through TELUS' IP networks connected to TELUS' Internet Data Centres); security solutions (managed and non-managed solutions to protect business networks, messaging and data, in addition to security consulting services); and customized solutions such as contact centre services including Call Centre Anywhere(TM), conferencing services (webcasting, audio, web and video) and human resource and health and safety outsourcing solutions

In the wireless segment, TELUS offers the following solutions: digital voice services (PCS postpaid, PCS Pay & Talk(R) prepaid, Mike(R) all-in-one (iDEN) and Push To Talk(TM) capability on both Mike (Direct Connect(R)) and PCS (Instant Talk(R))); Internet (TELUS Spark(TM) including wireless web, text, picture and video messaging, music, ringtones, image and game downloads, TELUS Mobile Music(R), TELUS Mobile Radio(TM) and TELUS Mobile TV(TM), and Wi-Fi Hotspots); and data devices including PC cards and personal digital assistants
(PDAs) available for use on wireless high-speed (evolution data optimized or EVDO), 1X and Mike packet data networks.

TELUS earns the majority of its revenue (voice data and wireless network revenue) from access to, and usage of, its telecommunication infrastructure. The majority of the balance of TELUS' revenue (other revenue and wireless equipment revenue) arises from providing products that facilitate access to, and usage of, TELUS' telecommunication infrastructure.

TELUS' national growth strategy

Since 1999, the Company has been pursuing a national wireline and wireless growth strategy outside Alberta and B.C. into the rest of Canada. This has been implemented by both organic growth and through a series of acquisitions which have provided TELUS with a regional full service presence in the province of Quebec, national digital wireless communications networks and subscribers, PCS (personal communication service) and other wireless spectrum nationally, employees, infrastructure and sales distribution channels in central and eastern Canada.

Non-core assets, including real estate properties, were sold in 2004, 2005 and 2006 for total proceeds of approximately $55 million.

TELUS' networks

The Company has a coast-to-coast fibre optic network, which interconnects cities between Halifax and Vancouver and extends into the U.S. via points of presence in Albany, Ashburn, Palo Alto, Buffalo, Chicago, Detroit, New York and Seattle. This network is fully integrated with TELUS' extensive metropolitan networks in Alberta and B.C. and connects into networks constructed in Montreal, Ottawa, Toronto and other cities. As at December 31, 2006, the total amount of network fibre reached over 15,000 kilometres.

       TELUS wireline networks

TELUS' wireline network includes the Alberta and B.C. portion of the transcontinental high-density fibre optic transmission system used by the various incumbent local exchange carriers ("ILECs") across Canada. As part of the national strategy, TELUS also built its own national inter-city fibre optic backbone network that interconnects the network in Alberta and B.C. with major centres in Ontario and Quebec. This fibre optic network is supplemented by new local fibre optic networks in 34 competitive local exchange carrier ("CLEC") exchanges or metropolitan areas. TELUS' network interconnects with the networks of Verizon and other carriers in the U.S. for the exchange of U.S. and international traffic.

       TELUS wireless networks

TELUS is one of three national Canadian facilities-based wireless service providers, and offers wireless voice and data services to consumers and businesses nationally on two networks. As a result of acquisitions and purchases completed in previous years, TELUS holds a significant mobile spectrum position.

       PCS/cellular networks

TELUS owns and operates a national digital PCS network and analogue/digital cellular facilities in Alberta, B.C., and eastern Quebec, with 40 to 45 MHz of PCS spectrum throughout all major population regions of Canada. Its national PCS wireless network utilizes 1X, CDMA (code division multiple access) and EVDO digital technology.
TELUS expanded its network coverage through roaming/resale agreements originally entered into in 2001 ("the Roaming/Resale Agreements"), principally with Bell Canada and certain of its affiliates. These agreements expanded TELUS' digital PCS coverage areas outside of major urban markets in Ontario, Quebec and Atlantic Canada and were subsequently amended to include 1X and the EVDO high-speed network.

The Roaming/Resale Agreements expanded TELUS' addressable PCS market by approximately 7.5 million people as of the end of 2006, while allowing TELUS to avoid estimated capital expenditures of approximately $800 million over the 10-year term of the agreements. At the end of 2006, TELUS' national digital networks, combined with coverage provided by the Roaming/Resale Agreements, reached approximately 31.0 million Canadians.

In 2004, TELUS and Verizon Wireless expanded their Canada and U.S. roaming arrangements under a consolidated long-term roaming agreement to improve each other's ability to provide more consistent and comprehensive roaming services to each other's customers. Substantially all of TELUS' digital subscribers are provided extended coverage in Canada, the U.S. and various other countries through analogue and digital roaming arrangements with other carriers by means of dual-mode or tri-mode, dual-band handsets.

Beginning in late 2005, EVDO services were introduced in major centers across Canada offering to customers typical wireless data transfers at speeds of 400 - 700 kilobits per second. In 2006, TELUS continued its investment in higher-speed wireless EVDO network technology and continued the enhancement of digital wireless capacity and coverage.

TELUS also operates analogue specialized mobile radio ("SMR") systems in most major urban centres in Canada and paging networks in Alberta, B.C., and eastern Quebec.

       iDEN network

       TELUS also owns and operates Canada's only national enhanced specialized mobile radio ("ESMR") network. ESMR digital wireless business communications services are offered under the Mike trademark using iDEN technology from Motorola. The Mike network covers the larger population centers and surrounding areas in Alberta, B.C., Manitoba, Ontario and Quebec (including Toronto and Montreal), and many non-urban areas and transport corridors in Ontario, Quebec and western Canada. The Mike network utilizes frequencies in the 800 MHz range which have propagation advantages over higher frequencies such as those used in digital 1900 MHz PCS networks, resulting in more cost effective geographic coverage. While the amount of 800 MHz spectrum licenced to TELUS varies by region, TELUS has in excess of 10 MHz of spectrum available for its Mike network in Montreal, Toronto and Vancouver, Canada's three most populous metropolitan areas. The Mike service is marketed primarily through independent and corporate-owned dealers to businesses and other organizations as a digital PCS-like service with the added benefit of Mike's Direct Connect(TM) Push to Talk(TM) functionality, which provides low-cost instant connectivity for work groups.

In 2006, Sprint/Nextel completed a mandatory shift of channels (rebanding) for its iDEN service due to concerns from the Federal Communications Commission ("FCC") about interference with public safety operations. Part of the TELUS Mike network utilizes channels under control of the FCC.

       TELUS - wireline business segment

TELUS operates as an ILEC in Alberta, B.C. and eastern Quebec where it provides comprehensive local, long distance, data, Internet and information services in its incumbent or ILEC territories and is a competitive local exchange carrier ("CLEC") offering services primarily in central Canada through its non-incumbent or non-ILEC operations. TELUS' ILEC operations serve a population of approximately 7.7 million in its incumbent western Canada service territory, and a population of more than one half million in its incumbent eastern Quebec territory. On a combined basis, wireline services accounted for revenue of $4,823 million for the year ended December 31, 2006 ($4,847 million for the year ended December 31, 2005) representing 56 per cent of the total revenue of TELUS for 2006 (60 per cent of the total revenue of TELUS for 2005).

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

       Data, Internet and IT services

TELUS provides both "traditional" (or "legacy") data services and "enhanced" data services. Traditional data services include circuit switched, packet switched and dedicated private lines. Enhanced data services provide greater functionality to the customer, allowing a customer to compress their telecommunications applications onto a single infrastructure. The primary enhanced data services offered by TELUS are Internet access, private Intranets, wide area network outsourcing and electronic commerce. Customers may choose from a wide range of data services to suit the complexity of their requirements, including required speed and volume.

TELUS is the second largest ISP in Alberta and B.C., and the fourth largest wireline ISP in Canada. As at December 31, 2006, TELUS had 1,110,800 wireline Internet subscribers, including 916,700 high-speed Internet subscribers. In 2006, the number of high-speed subscribers increased by approximately 20 per cent. TELUS has seen an increase in the use of data services such as business Intranets by business customers and in the use of personal computer and Internet access by residential customers. TELUS also offers a range of broadcast, teleconferencing and advanced intelligent network services - services that can be customized to meet the specific needs of individual customers through software changes to network switches. These services include special number services such as toll free 1-800 and 1-900 and enhanced call routing.

Through growth, investment and a series of strategic acquisitions completed prior to 2002, TELUS also became a leading managed data-hosting provider in Canada with a national network of intelligent Internet data centres.

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

	Recent developments - consumer

An important element of the Company's wireline revenue growth strategy is the TELUS Future Friendly(R) Home initiative in its incumbent service areas. TELUS offers a suite of integrated, advanced digital and wireless services that leverage its significant investments in high-speed Internet. Two services, TELUS Home Networking and TELUS HomeSitter(R), were launched in 2004. In 2006, TELUS continued the expansion of its digital television service, TELUS TV(R), in select neighbourhoods in Calgary and Edmonton, and launched service in Vancouver following extensive trials with TELUS employees. Employee trials of TELUS TV are underway in Rimouski. In September 2006, TELUS announced that it intends to invest $600 million between 2007 and 2009 to enhance its broadband infrastructure. This investment will enable emerging high-speed Internet services and expand network coverage across British Columbia, Alberta and Eastern Quebec . The broadband project complements a rural capital investment program to bring high-speed Internet services to more than 450 additional remote communities B.C., Alberta and Eastern Quebec by 2010. (See "Management's Discussion and Analysis - Risks and Risk Management - Section 10.3 Regulatory" in TELUS' 2006 Annual Report - Financial Review).

	Recent developments - business

In 2004, TELUS launched the IP-One? product family, offering it to businesses in many cities in Ontario and Quebec. In 2005, the Company expanded its suite of advanced IP-based network applications with the introduction of IP-One Evolution?. This service enables business customers to migrate from their existing Centrex systems to IP telephony at a pace that best suits their needs. The Company also began a transformational billing initiative to re-engineer processes in the wireline segment for order entry, pre-qualification, service fulfillment and assurance, customer care, billing, collections/credit, customer contract and information management. As part of this initiative, in the third quarter of 2006, the Company successfully implemented a pilot billing system conversion for a sample set of customers. A commercial launch of the converged billing system platform for consumer accounts is expected to progress in 2007, with additional phases of conversion planned over the next few years. The expected benefits of this project include streamlined and standardized processes and the elimination over time of multiple legacy information systems. (See "Management's Discussion and Analysis - Risks and Risk Management -
Section 10.5 Process risks" in TELUS' 2006 Annual Report - Financial Review).

In 2005, TELUS successfully completed a migration of 99 per cent of its long distance traffic from the old Stentor platform. This fibre-optic network provides TELUS with certain competitive advantages in the business marketplace. For business customers, TELUS provides a full suite of IP-based advanced application services and the ability to integrate voice mail, e-mail, data and video through a user-friendly online Web portal. TELUS is exploiting the competitive advantage it has in managed data and IP solutions, utilizing its IP network to secure recurring data revenues in Ontario and Quebec.

A partnership indirectly wholly owned by TELUS delivers human resources and end-to-end solutions to healthcare and other organizations.

In November 2004, TELUS signed a 10-year contract with the Government of B.C., in which the Government transferred approximately 140 staff members and all government payroll and human resource services to TELUS Sourcing Solutions Inc. ("TSS"), an indirect subsidiary of TELUS. In October 2005, TSS entered into a 10-year contract with the Calgary Board of Education, in which 50 Calgary Board employees were transferred to TSS. This contract provides for the delivery of some of the district's human resources services. TSS also signed a 15-year agreement with Hamilton Health Sciences to deliver the process and information technology components of its human resources services.

A number of large national contracts for managed data solutions were signed in 2005, including an eight-year agreement with Intrawest Corporation to be the exclusive supplier of certain IP and telecommunications services at Intrawest resorts across Canada, and an agreement with a large manufacturer to provide and manage Internet-based voice and data services. In 2006, in addition to several other multi-million dollar contracts, TELUS secured a five-year
$140 million contract with the Government of Ontario to provide fully managed network access services.

In 2005, TELUS purchased a controlling interest in Ambergris Solutions Inc. ("Ambergris"), which provides TELUS with international call centre capability and backup capabilities. The international call centre capability provides support for TELUS' bids to offer competitive call centre services to potential new clients. In 2006, TELUS further increased its ownership interest in Ambergris.

In 2006, TELUS strengthened its IT capabilities by acquiring Assurent Secure Technologies, a world-leading Canadian information technology security services and research company. TELUS is leveraging Assurent's global reputation and expertise to provide solutions that help customers protect their assets, identities, and information.

TELUS continues to focus on enhancing operational efficiency and effectiveness in its wireline business. In 2004 and 2005, a number of initiatives were undertaken, noticeably in the information technology resources area and in the merger of two customer-facing business units, aimed to enable greater efficiencies of scale, improve effectiveness of program delivery, improve competitiveness in the marketplace and improve operating and capital productivity. In 2006, TELUS fully or partially contracted out a number of non-core functions including property management, custodial services, building maintenance, mail services, fleet maintenance, and pay phone coin counting. In addition, management rationalized a number of offices into larger centres and completed the consolidation of two field dispatch centres. In addition, a number of process improvement and automation initiatives were undertaken.

The operating profitability of non-ILEC operations has been steadily improving because of continued data-focused growth, cost containment efforts and increases in the proportion of services provided on TELUS facilities ("on-net"). See "TELUS' national growth strategy".

The following table sets forth certain statistical information with respect to the wireline business segment:


Wireline business                                       December 31
                                              2006          2005         2004
-------------------------------------------------------------------------------
Network access lines (000's)                  4,548         4,691        4,808
High-speed Internet net additions (000s)        154            73          128
High-speed Internet subscribers (000's)         917           763          690
Dial-up Internet net reductions (000's)         (42)          (46)         (38)
Dial-up Internet subscribers (000's)            194           236          282
Total Internet subscribers (000's)            1,111           999          971
Full-time equivalent employees               23,884(2)      n/a(1)      18,839
Total employees                              24,228(2)   22,888(2)      19,500

(1) The measure for full-time equivalent employees is not available for 2005 as it does not factor in the effective overtime hours on staff equivalents because of the labour disruption from July to November.
(2) Includes TELUS International.

TELUS - wireless business segment

TELUS is a leading wireless communications service provider in Canada in terms of average monthly revenue per subscriber unit ("ARPU"), churn, operating margins and operating cash flow yield, based on publicly available information.

For the year ended December 31, 2006, the wireless business segment accounted for revenue of $3,858 million ($3,296 million for the year ended December
31, 2005), representing approximately 44 per cent of the total revenue of TELUS in 2006 (40 per cent of the total revenue of TELUS for 2005).

In 2006, TELUS introduced SPARK(TM), a new brand name for its portfolio of mobile entertainment, information and messaging services. TELUS Spark services include TELUS Mobile Music(R) and TELUS Mobile Radio(TM), launched in 2006 and TELUS Mobile TV(TM), launched in August 2005.

EVDO services, first launched in late 2005, are now available in more than 50 regions across Canada, representing two-thirds of the Canadian population.

The following table sets forth certain statistical information with respect to the wireless business segment:

Wireless business                                        December 31
                                                2006        2005         2004
-------------------------------------------------------------------------------
Net subscriber additions (000's)                  535         584          512
Gross subscriber additions (000's)              1,293       1,279        1,121
Wireless subscribers (000's)                    5,056       4,521        3,936
Penetration rate (1)                            16.2%       14.5%        12.9%
Wireless market share, subscriber based           27%         27%          26%
Average monthly revenue per subscriber unit       $63         $62          $60
Minutes of use per subscriber per month ("MOU")   403         399          384
Cost of acquisition, per gross addition          $412        $386         $389
Monthly deactivations (churn rate)               1.3%        1.4%         1.4%
Digital population coverage (millions)           31.0        30.6         30.0
Full-time equivalent employees                  7,210         n/a(2)     5,915
Total employees                                 7,727       6,931        6,298

(1) Subscribers divided by population coverage.
(2) The measure for full-time equivalent employees is not available for 2005 as it does not factor in the effective overtime hours on staff equivalents because of the labour disruption.



EMPLOYEE RELATIONS

As at December 31, 2006, TELUS had a total of approximately 31,955 employees. Approximately 15,055 of them (approximately 11,629 in the wireline business segment and 3,426 in the wireless business segment) were unionized.

On November 20, 2005, a new five-year collective agreement came into effect covering approximately 14,200 employees (including inactive employees) in both the wireline and wireless business segments. The new agreement replaces six previously separate collective agreements and applies to all unionized team members represented by the Telecommunications Workers Union ("TWU") located predominantly in B.C., Alberta, Ontario and Quebec . The agreement expires on November 19, 2010.

TELUS - wireline business segment


The TWU represents approximately 9,973 unionized employees in TELUS' wireline operations across Canada. These employees are covered by the new collective agreement with the TWU mentioned above. Approximately 1,020 office, clerical and technical employees in the wireline segment in Quebec are represented by the Syndicat Quebecois des employes de TELUS, under a new collective agreement that will expire on December 31, 2009. This collective agreement, signed in September 2006, replaced the former agreement which expired on December 31, 2005. In addition, the Syndicat des Agents de Maitrise de TELUS ("SAMT") represents approximately 511 unionized employees in TELUS' wireline operations in Quebec under a collective agreement that will expire on March 31, 2007. TSS, which employs approximately 125 unionized employees in the payroll and human resources services business, is signatory to three separate collective agreements in the provinces of Alberta and BC.


TELUS - wireless business segment

TELUS' wireless operations employed approximately 3,426 unionized employees in two separate bargaining units with the majority of unionized employees (approximately 3,406 clerical and technical employees across Canada) included in the TWU's national bargaining unit and a smaller number (approximately 20 professional and supervisory employees) represented by the "SAMT" in Quebec under a collective agreement that will expire on March 31, 2007.


Collective Bargaining in 2007

Renewal negotiations on the two collective agreements with the SAMT have commenced in 2007. The terms of these contracts will continue to apply until new collective agreements are put in place. (See "Management's Discussion and Analysis - Risks and Risk Management - Section 10.4 Human Resources" in TELUS' 2006 Annual Report - Financial Review).

CAPITAL ASSETS AND GOODWILL

As at December 31, 2006, the total investment of TELUS in capital assets and goodwill was recorded at a net book value of $14.2 billion on a consolidated basis.

Capital assets and goodwill

The principal capital assets of TELUS consist of telecommunications property, plant and equipment and intangible assets and do not lend themselves to description by exact location. As at December 31, 2006, the total investment of TELUS in capital assets was recorded at a net book value of $11.0 billion on a consolidated basis. Such assets, located principally in Alberta, B.C., Ontario and Quebec, include network facilities, relay and transmission towers, switching equipment, terminal devices, computers, motor vehicles, tools and test equipment, furniture, office equipment and intangible assets. Spectrum licences, which had a net book value of $3.0 billion as at December 31, 2006, comprise the majority of identifiable intangible assets included in capital assets.

With the exception of terminal devices located at customer premises, most of the Company's communications plant and equipment are located on land owned or leased, or on rights-of-way obtained, by TELUS.

The properties of TELUS include: (i) office space; (ii) work centres for field service and materials management personnel; and (iii) space for exchange, toll and mobile radio equipment. A small number of buildings are constructed on leasehold land and the majority of the relay stations for TELUS' public service radio-telephone network are situated on lands held under leases or licences for varying terms. The network facilities of TELUS are constructed under or along streets or highways pursuant to rights-of-way granted by the owners of land including municipalities and on land owned by the Crown or on freehold land owned by TELUS. Other communications property, plant and equipment consist of plant under construction and materials and supplies used for construction and repair purposes. Identifiable intangible assets include wireless spectrum licences, subscriber base and computer software.

As at December 31, 2006, goodwill had a net book value of $3.2 billion. Goodwill represents the excess of cost of acquired businesses over the fair value attributed to the net identifiable assets.

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

Value of intangible assets and goodwill

The carrying value of intangible assets with indefinite lives, and goodwill, are periodically tested for impairment using a two-step impairment test. The frequency of the impairment test generally is the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives and goodwill must, at a minimum, be tested annually. The Company has selected December as its annual test time. No impairment amounts arose from the December 2006, 2005 and 2004 annual tests. The test is applied to each of the Company's two reporting units (the reporting units being identified in accordance with the criteria in the Canadian Institute of Chartered Accountants ("CICA") Handbook section for intangible assets and goodwill): wireline and wireless.
Intangible assets with finite lives ("intangible assets subject to amortization") are amortized on a straight-line basis over their estimated lives; estimated lives are reviewed at least annually and are adjusted as appropriate.

RISK FACTORS

Management's discussion and analysis -- Section 10 Risks and risk management in TELUS' 2006 Annual Report - Financial Review is hereby incorporated by reference. Management's discussion and analysis is available at www.sedar.com.

ALLIANCES

Verizon's Sale of TELUS Equity

Pursuant to the Long-Term Relationship Agreement between TELUS and certain Verizon corporations dated January 31, 1999 (the "Long Term Relationship Agreement"), Verizon was prohibited from selling its equity interest in TELUS to below 19.9 per cent without the approval of the independent directors of TELUS. On November 30, 2004, TELUS and Verizon announced that they had entered into an agreement pursuant to which TELUS' independent directors agreed to accommodate Verizon's sale of all of its equity interest in TELUS, being 48,551,972 Common Shares and 24,942,368 Non-Voting Shares held indirectly through a subsidiary, on certain conditions set out in that agreement. Under that agreement, Verizon paid to TELUS U.S. $125 million. The Long Term Relationship Agreement was terminated on December 14, 2004 on the completion of the Verizon Sale. Concurrently, the two Verizon executives who sat on the Board of Directors of TELUS resigned.

Verizon software and related technology and services

Concurrently with the 2004 sale by Verizon of its equity interest in TELUS, Verizon and TELUS adjusted their business relationships to reflect changes in their business requirements since the alliance was first established. A number of business agreements (including the agreements described in this section) between Verizon and TELUS or their subsidiaries were amended or terminated.

The alliance agreement between TELUS and Verizon (the "Verizon Agreement"), which came into effect on January 1, 2001, contains provisions which, subject to existing third party rights and certain other exceptions and conditions, give TELUS and its affiliates certain rights to purchase exclusive licences of Verizon software and other technology, trademarks and service marks as specified by TELUS, and to use exclusively the remaining Verizon software and other technology, trademarks and service marks, in each instance in connection with the provision of Telecommunications Services (as defined in the Verizon Agreement) in Canada. Telecommunications Services do not include the provision of content for broadcasting, video, cable or Internet services, or the sale, publication or provision of directories. If Verizon proposes to transfer all or a substantial portion of the software and other technology underlying the intellectual property rights sold or licenced to TELUS to a third party unrelated to Verizon, and the transferred software and other technology were in fact used in the U.S. (excluding Puerto Rico) or Canada by Verizon at the time of transfer, Verizon must use commercially reasonable efforts to obtain for TELUS substantially the same rights obtained by Verizon to use all upgrades, enhancements, additions and modifications to the transferred software and other technology developed by the third party transferee. As amended on December 14, 2004, TELUS retains the exclusive licences in Canada to specified Verizon trademarks, and software and technology where such licences were purchased or such trademarks, software and technology were used by TELUS prior to the closing of the Verizon Sale, together with certain collateral rights associated therewith granted under the Verizon Agreement, but not to any other Verizon trademarks or software and technology. TELUS also has relinquished certain purchasing rights. Verizon is required to continue to provide upgrade and support on the retained software and technology.

Verizon's obligation to provide intellectual property rights, or any other right, service or product called for in the Verizon Agreement is subject to compliance with U.S. regulatory requirements by Verizon and its affiliates.

The Verizon Agreement requires Verizon to provide certain functional and consulting services to TELUS as requested by TELUS. As amended on December 14, 2004, TELUS has the right to require Verizon to provide such services under commercial terms with respect to those software and technology and their upgrades that are licenced to TELUS. The parties have also agreed, subject to existing obligations, to use reasonable efforts to provide services and products that are seamless with each other and each has agreed to use reasonable efforts to purchase for itself and its customers the Telecommunications Services of the other party in that party's territory. As amended on December 14, 2004, the two companies will use each other's cross-border services where capabilities and customer requirements permit. The Verizon Agreement also contains certain joint marketing and non-competition provisions, which do not apply to Verizon Wireless or TELUS Mobility. As at December 14, 2004, TELUS was released from its obligation not to compete against Verizon in the U.S., and the exceptions to the remaining non-competition obligations were in some cases clarified or modified.

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

The initial term of the Verizon Agreement was for one year ending December 31, 2001. Prior to the amendment made on December 14, 2004, the term was renewable annually for successive one-year periods at TELUS' sole discretion with a last renewal right for a term ending December 31, 2008. TELUS had renewed the Verizon Agreement each year and as at December 14, 2004, the term of the agreement was further extended to December 31, 2008. In most instances, TELUS will have a right to use the licensed software and technology on a non-exclusive basis following the expiry or other termination of the agreement.

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

Directory Business

In 2001, TELUS sold its directory advertising services business to Verizon Information Services - Canada Inc. ("VIS"), a subsidiary of Verizon. At the same time, various TELUS subsidiaries and VIS entered into a series of commercial arrangements whereby VIS acquired the exclusive right to publish TELUS directories and provide on-line directories on TELUS portals, in Canada and within 40 miles of the Canada-U.S. border, for an initial term of 30 years with certain renewal rights thereafter, and TELUS agreed not to compete with this business for the term of the agreement.

On November 9, 2004, Verizon announced that it had completed a transaction to sell VIS to Advertising Directory Solutions Holdings Inc. ("ADSHI"), an affiliate of Bain Capital. On May 25, 2005, the Yellow Pages Group announced that it, through Yellow Pages Income Fund, had completed the purchase of ADSHI from an affiliate of Bain Capital.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

On May 8, 1998, an action was commenced against BC TEL (now TCI) by certain holders of the $117.75 million principal amount of First Mortgage Bonds, 11.35 per cent Series AL (the "Bonds") which were redeemed by BC TEL on December 30, 1997. The action alleged that the Bonds were improperly redeemed and claimed damages as a result thereof. TCI successfully defended the action, which was dismissed by the Ontario Superior Court of Justice in January 2003. On June 8, 2005, the Ontario Court of Appeal overturned the lower court decision and ruled that the redemption of the Bonds breached the terms of the First Mortgage Bonds. The Court of Appeal referred the matter back to the lower court for an assessment of damages. On January 26, 2006, the Supreme Court of Canada denied TCI's leave to appeal the decision of the Court of Appeal. On November 2, 2006, the Ontario Superior Court of Justice ruled that the lawsuit should be treated as a representative action by all bondholders and not just the named plaintiffs. The magnitude of damages payable by the Company remains to be determined. The magnitude of damages will depend in part on the method of calculating damages, which remains to be litigated. TELUS had accrued an estimate of damages as part of financing costs for the second quarter of 2005, and increased its accrual in the fourth quarter of 2006 to take into account the November ruling.

On December 16, 1994, the TWU filed a complaint against BC TEL with the Canadian Human Rights Commission (the "CHRC"), alleging that wage differences between unionized male and female employees in British Columbia were contrary to the equal pay for work of equal value provisions in the Canadian Human Rights Act. In December 1998, the CHRC advised it would commence an investigation of the TWU complaint and following the investigation of preliminary matters referred the complaint to conciliation under the Canadian Human Rights Act. Conciliation did not result in resolution and the matter was referred back to the CHRC for further investigation. Included in the terms of the ratified settlement of the 2005 collective agreement between TELUS and the TWU, was a letter of agreement under which the Company has agreed to establish a pay equity fund of $10,000,000 to be paid out to persons covered by the complaint subject to the TWU's withdrawal of the complaint and the CHRC's acceptance of and concurrence that the complaint is withdrawn and settled. On December 21, 2005, the TWU withdrew and discontinued this complaint. Subsequently, in a letter dated January 30, 2006 TELUS was advised by the CHRC that it would take no further proceedings and close its file on the matter.

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

A class action was brought August 9, 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. Similar proceedings have been filed by or on behalf of plaintiffs' counsel in other provincial jurisdictions, but will not proceed until the Saskatchewan action has been decided. On July 18, 2006, the Saskatchewan court declined to certify the action as a class action, but granted the plaintiffs leave to renew their application in order to further address certain statutory requirements respecting class actions. The Company believes it has good defences to the action.

FOREIGN OWNERSHIP RESTRICTIONS

Certain subsidiaries of TELUS or partnerships in which TELUS has a controlling interest, as Canadian carriers, holders of radio authorizations or licences, and holders of broadcasting licences, are required by the Telecommunications Act (Canada) (the "Telecommunications Act"), the Radiocommunication Act (Canada) (the "Radiocommunication Act") and a Direction to the CRTC (Ineligibility of Non-Canadians) given under the Broadcasting Act (Canada) (the "Broadcasting Act") to be Canadian-owned and controlled. Each of the Canadian carriers, under the Telecommunications Act, is considered to be Canadian-owned and controlled as long as: (a) not less than 80 per cent of the members of its board of directors are individual Canadians; (b) Canadians beneficially own not less than 80 per cent of its issued and outstanding voting shares; and (c) it is not otherwise controlled in fact by persons who are not Canadians. Substantially the same rules apply under the Radiocommunication Act and the Broadcasting Act. After the 2006 legal entity restructure, TELUS filed with the CRTC the requisite documentation affirming TCC's status as a Canadian carrier. TELUS further intends that TCC will remain controlled by TELUS and that it will ensure that TCC remains "Canadian" for the purposes of these ownership requirements.

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

To ensure that TELUS remains Canadian and that any subsidiary of TELUS including TCC is and continues to be eligible to operate as a telecommunications common carrier under the Telecommunications Act, to be issued radio authorizations or radio licences as a radiocommunications carrier under the Radiocommunication Act, or to be issued broadcasting licences under the Broadcasting Act, provisions substantially similar to the foregoing have been incorporated into TELUS' Articles permitting the directors to make determinations to effect any of the foregoing actions.

REGULATION

General

The provision of telecommunications services and broadcasting services in Canada is regulated by the Canadian Radio-television and Telecommunications Commission (the "CRTC") pursuant to the Telecommunications Act and the Broadcasting Act, respectively. In addition, the provision of cellular and other wireless services using radio spectrum is subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act.

The Telecommunications Act gives the CRTC the power to regulate the provision of telecommunications services, and to forbear from regulating certain services or classes of services (i.e. not subject them to rate regulation) if they are subject to a degree of competition which is sufficient to protect the interests of customers. However, even when the CRTC forbears from price regulation of certain services, it can continue to regulate these services for certain other matters such as network access and interconnection. The major categories of telecommunications services provided by TELUS that are subject to rate regulation or have been forborne from rate regulation are as follows:


Regulated services                       Forborne services (not subject
                                           to  rate regulation)
______________________________________________________________________________



* Residential wireline services in     * Non-incumbent local exchange carrier
  incumbent local exchange carrier       services
  regions                              * Long distance services
* Business wireline services in        * Internet services
  incumbent local exchange             * International telecommunication
  carrier regions                        services
* Competitor services                  * Interexchange private line services(1)
* Public telephone services            * Certain data services
                                       * Cellular, enhanced specialized mobile
                                         radio and digital personal
                                         communications services
                                       * Other wireless services, including
                                         paging
                                       * Sale of customer premises equipment

(1) Forborne on routes where one or more competitors are offering or providing service at DS-3 or greater bandwidth.

Regulation of local services

TELUS is subject to regulation as an ILEC in Alberta, B.C. and in eastern Quebec and as a CLEC in other areas of Canada.

Price cap regulation

Price cap regulation applies to a basket of local services provided by ILECs. The current price cap basket structure has separate baskets for residential services in non high-cost serving areas, residential services in high-cost serving areas, business services, other capped services, competitor services, services with frozen rates and payphones. While TELUS has a degree of flexibility to raise and lower rates in response to market pressures, prices within baskets are capped using a formula that depends on the relationship between the inflation rate as measured by the chain-weighted Gross Domestic Product Price Index and an estimate of the telephone companies' productivity gains, which the CRTC has set at 3.5 per cent for each year of the current price cap regulation regime, irrespective of the unique operating conditions of each telephone company. On average, rates for basic residential services should not increase unless inflation goes above 3.5 per cent whereas business services rates are allowed to increase by the annual inflation rate. The current price cap period is scheduled to end on May 31, 2007 for TELUS' ILEC operations in Alberta and B.C. and on July 31, 2007 for TELUS' ILEC operations in eastern Quebec. For specific details on price cap constraints, see Note 4 to the Annual Consolidated Financial statements, on page 77 of the Financial Review in TELUS' 2006 Annual Report.

In May 2006, the CRTC released Public Notice 2006-5 and initiated a review of the current price regulation regime for the purpose of establishing the parameters for the next price cap period beginning June 1, 2007. TELUS proposed a single price cap for its ILEC operations in B.C., Alberta and Quebec. This review was completed in November 2006 and the CRTC is expected to render its decision in this proceeding by the end of April 2007.

On February 16, 2006, the CRTC released Decision 2006-9 and determined that the funds that had accumulated in TCC's and TELUS Quebec's deferral accounts in the current price cap period should be used to extend broadband service in rural and remote areas (95%) and to enhance access to telecommunications services for disabled persons (5%). The CRTC also determined that the recurring balance in the deferral accounts and the required productivity adjustment to the residential services basket on June 1, 2006 will be passed on to residential customers in non high-cost serving areas through reduced rates. As a result, no new funds will be added to these deferral accounts.

On September 1, 2006, TCC filed its proposal for broadband expansion and service enhancement for the disabled with the CRTC. On September 22, 2006, the Federal Court of Appeal granted the Consumers Association of Canada and the National Anti-Poverty Organization leave to appeal CRTC Telecom Decision 2006-9. These consumer groups are expected to ask the Court to direct rebates to local telephone subscribers, rather than have the accumulated deferral account funds used for purposes determined by the CRTC, as noted above. Bell Canada was also granted leave to appeal Decision 2006-9 on the grounds that the CRTC would exceed its jurisdiction to the extent it approves rebates from the deferral account. These matters are expected to be heard in 2007.

Subsequently, on November 30, 2006, the CRTC issued Public Notice 2006-15 to examine in greater detail the ILECs' proposals to dispose of the funds in their deferral accounts.

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

TELUS applied in 2005 to the CRTC to adjust its quality of service results to take into account three adverse events, all of which occurred during the latter half of 2003. These events were severe forest fires in the interior of BC and southwestern Alberta, a major cable cut in Vancouver and unprecedented flooding in the lower mainland. TELUS also applied to the CRTC in 2006 to adjust its quality of service results on retail and competitor services to take into account a series of floods in southern Alberta during the month of June 2005 that resulted in severe damage to the Company's and customers' facilities as well as the impact of TELUS' labour disruption in 2005 on the Company's ability to meet quality of service standards on retail and competitor services for the third and fourth quarters of 2005 and the first quarter of 2006. The CRTC issued a decision for the June 2005 Alberta flooding which resulted in a partial rebate for competitor services. TELUS is awaiting decisions from the CRTC on the remaining applications.

Local Forbearance

The CRTC and federal government announced many changes to local forbearance in 2006, beginning on April 6, 2006, when the CRTC issued Forbearance from the regulation of retail local exchange services, Decision 2006-15, and established the framework for forbearance (price deregulation) for local exchange services. This framework provides guidance on when the ILECs will be eligible for forbearance for their retail residential and business local exchange services. Wholesale regulation related to the provision of local exchange service was not within the scope of this proceeding. As proposed, an ILEC will be eligible for forbearance from price regulation of residential or business retail local exchange services in individual geographic areas known as "Local Forbearance Regions" (LFRs) when all of the following five conditions are satisfied: (1) the ILEC's competitors in the LFR have a combined market share of at least 25%;
(2) the ILEC has met the required standards for each of 14 specified competitor quality of service indicators for the six-month period preceding the date of the application; (3) The ILEC makes certain services available to competitors (i.e., bundled ADSL (high speed Internet access), Ethernet access and transport services); (4) the ILEC has implemented competitor access to its operational support systems; and (5) the ILEC has demonstrated that competition exists in the relevant market.

The CRTC also shortened the period during which an ILEC is prohibited from contacting a former residential local exchange customer (regarding any services) for the purpose of attempting to win the former customer back from 12 months to 90 days in all LFRs (though the existing restrictions on promotions, bundling, and waiving of service charges remain in place until forbearance). The equivalent winback restriction for business customers remains at 90 days. In addition, an ILEC will be eligible to have the local winback no-contact rule eliminated entirely in a given LFR when both of the following conditions are satisfied: (1) the ILEC's competitors in the LFR have a combined market share of at least 20%; and (2) the ILEC has met the required standards for each of 14 specified competitor quality of service indicators for the three-month period preceding the date of the application.

On October 5, 2006, TELUS applied to the CRTC to review and vary Decision 2006-15 by either removing the requirement for the ILECs to meet competitor quality of service standards as part of the forbearance criteria, or to limit the extent to which competitor quality of service standards are included in the forbearance test.

On December 11, 2006, the Minister of Industry announced a proposal to change Decision 2006-15 by revising the criteria for the forbearance of retail local exchange services. His proposal would eliminate the current marketing restrictions on winbacks and other promotions; reduce the geographic area for which forbearance must be applied to either an exchange or a local interconnection region (LIR) at the option of the ILEC; allow forbearance for residential local exchange service when there are three facilities-based providers present within an exchange or local interconnection region and nine quality of service measures have been met for a six-month period; and allow forbearance for business local exchange service when there is another facilities-based provider present within an exchange or local interconnection region and nine quality of service measures have been met for a six-month period.

In addition to the initiatives related to Decision 2006-15, the CRTC initiated Public Notice 2006-9 to determine whether mobile wireless services should be considered to be part of the same relevant market as wireline local exchange services for forbearance analysis purposes. The CRTC also initiated Public Notice 2006-12 to reassess certain aspects of Decision 2006-15 including: (1) whether the market share forbearance criterion threshold of 25 percent should be adjusted; and (2) whether the 20 percent market share loss threshold related to the local winback rule remains appropriate.

In March 2006, the Telecommunications Policy Review panel issued its report on its review of Canada's telecommunications policy and regulatory framework, initiated by the federal government in 2005. The panel recommended, first, an end to the presumption that telecommunications services must be regulated and, second, a shift to reliance on market forces. TELUS endorses these recommendations and will continue to press for their implementation in 2007.

Finally, on December 18, 2006, the Minister of Industry issued a direction to the CRTC to rely on market forces to the maximum extent feasible; to ensure technological and competitive neutrality and enable competition from new technologies; to use tariff approval mechanisms that are as minimally intrusive as possible; to complete a review of the framework for mandated access to wholesale services; to publish and maintain performance standards for its various processes; and, to continue to explore new ways of streamlining its processes.

Local competition framework

The regulatory framework for local services competition has a number of components, the more important of which are summarized below.

Essential Services.

The CRTC requires ILECs like TELUS to make certain "essential or near-essential facilities" available to CLECs, at rates based on the ILEC's incremental cost plus an approved mark-up. The CRTC defines "essential facilities" as facilities that are monopoly-controlled, required by competitors as an input to provide services and that cannot be economically or technically duplicated by competitors. The CRTC issued Public Notice 2006-14 in November 2006 which will review the current definition of an essential service and the classifications and pricing principles for these services and non-essential services made available by the ILECs to their competitors. This proceeding will include an oral hearing and is currently scheduled to conclude in January 2008. TELUS has no assurance that the regulatory regime for the provision of essential and non-essential services to competitors will be less onerous than the current regime.

Contribution and portable subsidies. The cost to local exchange carriers of providing the basic level of residential services in high cost serving areas (as required by the CRTC) is higher than the amounts the CRTC allows the local exchange carriers to charge for the level of service. Accordingly, the CRTC collects contribution payments from all Canadian telecommunication service providers (including voice, data and wireless service providers) that are then disbursed as portable subsidy payments to subsidize the costs of providing residential telephone services in these high-cost serving areas. The portable subsidy payments are paid based upon a total subsidy requirement calculated on a per line/per band subsidy rate. The CRTC currently determines, at a national level, the total contribution requirement necessary to pay the portable subsidies and then collects contribution payments from the Canadian telecommunication service providers, calculated as a percentage of their telecommunication service revenue. Internet, paging and terminal equipment revenues are exempt from the revenue charge. In November 2006, the CRTC finalized the contribution revenue percentage charge for 2006 at 1.03 per cent and set an interim rate for 2007 at 1.03 per cent as well (see "Management's Discussion and Analysis - isks and risk management - Section 10.3 Regulatory - Price cap regulation" in TELUS' 2006 Annual Report - Financial Review).

The portable subsidy mechanism provides a portable subsidy for every residential local customer in high-cost serving areas served by an ILEC. The portable subsidy amounts for each high-cost band in the serving territories of the large ILECs are updated annually by the CRTC.

Quality of Service. On March 31, 2005, the CRTC issued Finalization of quality of service rate rebate plan for competitors, Decision 2005-20 in which it finalized the quality of service rate rebate plan for competitors. The rate rebate plan sets the total potential rebate amount ("TPRA") at five per cent of the revenues for services provided to a competitor in the month. The total rebate payable in a month is equal to the TPRA time the number of quality of service indicators that are missed divided by the total number of quality of service indicators active in that month. The rate rebate plan allows an ILEC to apply to the CRTC to exclude the impact of circumstances beyond the control of the company from its quality of service results on a case-by-case basis.

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

In Decision 2006-53, the CRTC reaffirmed Decision 2005-28 and the regulatory regime established for VoIP services. However, on November 9, 2006, the Governor in Council varied Decisions 2005-28 and 2006-53. As a result, the CRTC will no longer regulate the provision of access independent VoIP services provided by the ILECs within their incumbent territories.

Regulation of wireless services

The use of radio spectrum is subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act, which is administered by Industry Canada. All of TELUS' wireless communications services depend on the use of radio frequencies.

The Minister of Industry has the authority to suspend or revoke radio spectrum licences if the licence holder has contravened the Radiocommunication Act, regulations or terms and conditions of its licence and after giving the holder of the licence a reasonable opportunity to make representations. Licence revocation is rare; licences are usually renewed upon expiration (see "Management's Discussion and Analysis - Risks and risk management - Section
10.3 Regulatory - "Radiocommunications licences regulated by Industry Canada" and "Foreign ownership restrictions" in TELUS' 2006 Annual Report - Financial Review).

Wireless Number Portability. Wireless number portability enables consumers to retain their telephone number when switching between wireless service providers and when switching between wireline and wireless service. In Decision 2005-72, the CRTC directed Bell Mobility, Rogers Wireless Inc. and the wireless division of TELUS to implement wireless number portability in British Columbia, Alberta, Ontario and Quebec where LEC-to-LEC local number portability is currently in place by March 14, 2007. In other areas and for other wireless carriers, wireless number portability (where LEC-to-LEC local number portability is currently in place) for porting-out must be implemented by March 14, 2007 and for porting-in must be implemented by September 12, 2007.

Radiocommunications spectrum licences

TELUS holds radiocommunication spectrum licences and authorizations for a variety of wireless services and applications, both mobile and fixed. TELUS holds significant 1.9 GHz PCS spectrum throughout Canada, is the leading holder of 800 MHz SMR/ESMR spectrum in all of the major Canadian markets, and holds 25 MHz of cellular 800 MHz spectrum in Alberta, B.C. and eastern Quebec. In addition, TELUS holds various radio spectrum licences for fixed services in the 2.3/3.5 GHz band throughout Canada, paging services, analogue two-way radio services, and legacy mobile-telephone and other miscellaneous wireless services.

Licence terms and renewals. Currently, spectrum licences in Canada for PCS and cellular spectrum will expire in 2011 and 2013 (see "Management's Discussion and Analysis - Risk and risk management - Section 10.3 Regulatory - Radiocommunications licences regulated by Industry Canada" and "Foreign Ownership Restrictions" in TELUS' 2006 Annual Report - Financial Review). The spectrum licences for the auctioned 24/38 GHz, 2.3/3.5 GHz and PCS spectrum have a ten-year term from the date of issuance. Most other radiocommunications spectrum licences are renewed annually (see "Management's Discussion and Analysis - Risks and risk management - Section 10.3 Regulatory - Radiocommunication licences regulated by Industry Canada" in TELUS' 2006 Annual Report - Financial Review).

Upcoming spectrum auction. On February 16, 2007, Industry Canada released a discussion paper for the upcoming auction for advanced wireless services (AWS) spectrum in various spectrum bands. Comments on the consultation paper are due in May 2007, with further reply in June 2007. It is expected that the final auction rules will be issued in the fall with an auction likely in early 2008. Timing of the auction is at the discretion of the Industry Minister.

While the auction(s) may provide opportunities for TELUS to increase capacity for third generation ("3G") and others services, there is a risk that the process may result in the establishment of increased entry on a national or regional basis.

Broadcasting services

The Broadcasting Act governs all types of broadcasting activities including commercial off-air radio and television broadcasting, the operation of other programming services such as specialty and pay television, as well as the distribution of television services through cable or satellite undertakings.

The Broadcasting Act and its regulations give the CRTC the authority to issue licences for specific categories of broadcasting undertakings and to regulate the content provided and rates charged by each category of broadcasting undertaking. In August 1996, the federal government issued its policy under which "telecommunications common carriers" (as defined in the Telecommunications Act) would be allowed to apply for broadcasting distribution undertaking ("BDU") licences to provide cable television service. In 1997, the CRTC confirmed that new entrant BDUs, including telecommunications common carriers, would not be rate regulated and would not have an obligation to serve. However, the CRTC confirmed that new entrants would have to meet all the same content and carriage obligations as incumbent BDUs.

TELUS has been licenced by the CRTC to operate Class 1 Regional BDUs in each of B.C., Alberta and Quebec utilizing its IP facilities. TELUS also holds a national licence to operate a video-on-demand programming service. All of TELUS' services are fully digital and thus benefit from the more flexible regulatory regime regarding BDU packaging established by the CRTC in its Digital Migration Framework.

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

TELUS' wireline competitive environment is divided into two regions, ILEC and non-ILEC, based on its treatment under CRTC rules. TELUS is an ILEC in Alberta, B.C. and parts of Quebec , while it operates as a CLEC in the rest of Canada. Where it competes as a CLEC, TELUS has significantly more freedom from regulation than in the regions where it competes as the ILEC. As such its competitive position differs greatly between the geographies. Generally TELUS has higher market share in areas where it is the ILEC however that has been changing over time.

Within TELUS' ILEC territories a number of competitors offer voice and data service through a combination of their own facilities and unbundled network elements provided by TELUS. The primary competitors are: BCE Inc. including its subsidiary Bell Canada, Shaw Communications, Allstream (a subsidiary of Manitoba Telecom Services Inc), Rogers Telecom (formerly Sprint Canada), and Primus Telecommunications Canada. Certain of these competitors have built extensive local fibre optic networks in TELUS' ILEC service territories. All of these competitors are increasingly integrating or bundling voice and data services in order to provide both discounted and more extensive service offerings to customers.

TELUS is an ISP in Alberta, B.C., and in parts of Ontario and Quebec. In the residential sector and, to a lesser extent, the business sector, cable-TV companies are also providing high-speed Internet access and represent significant competition to the ILECs. Shaw Communications is TELUS' primary competitor in the provisioning of high-speed Internet services to consumers in Alberta and B.C. ILEC regions; in Quebec ILEC regions the primary competitor is Cogeco.

In recent years a number of new Internet based competitors have entered the market for local and long distance voice services in TELUS' ILEC and non-ILEC regions. These competitors utilize voice over Internet protocol ("VoIP") technology to offer customers phone service over existing Internet connections. In the past year, non-facilities based VoIP service providers (such as Vonage and Skype) have had some success, however the cable-TV companies including Shaw Communications, Rogers, Videotron and Cogeco, are expected to be the more capable competitors in this area having already captured approximately 1,200,000 VoIP service subscribers in 2006. At present VoIP competitors are largely free from regulatory burden, offering them significant flexibility in competing against ILECs such as TELUS. Competition from VoIP competitors intensified in 2006 and is expected to continue to do so in coming years.

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

In its non-ILEC territories, TELUS' major competitors for wireline voice and data services are the incumbent carriers. In most cases these competitors are subsidiaries or affiliates of BCE Inc. The other primary competitors are Allstream and Rogers Telecom with increasing competition beginning to emerge from cable-TV companies and municipal hydro company owned telecommunications providers.

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

The primary competitors with TELUS are Bell Mobility and Rogers Wireless, both of which have national networks, a broad offering of wireless voice and data services for consumers and businesses, and a large existing customer base. In April 2005, Virgin Mobile began offering services across Canada. Virgin Mobile is a Mobile Virtual Network Operator ("MVNO") which is owned in part by Bell Mobility and utilizes the Bell Mobility network for the provisioning of services. In addition, both Bell Mobility and Rogers Communications are supporting other MVNO partnerships with cable-TV companies such as Videotron and Eastlink, and other resellers, such as President's Choice, Petro-Canada and 7-Eleven. In the price-sensitive market, Bell and Rogers are promoting their respective discount brand offerings to compete against the MVNOs and TELUS. In 2006, TELUS signed an agreement with Amp'd Mobile, a specialized provider of wireless multimedia services to target the young adult market with services beginning in 2007. Competition within the wireless market is anticipated to remain intense. There is a risk that the auction processes for AWS or a future auction of 2.5 GHz spectrum could lead to additional wireless providers or increased entry on a regional basis.

TELUS also competes with numerous national, regional and local-paging companies for paging customers in Alberta, B.C., and eastern Quebec. TELUS offers a number of wireless Internet offerings using the networks noted above as well as wireless LAN services such as WiFi (802.11) in so-called "hotspots" and other areas utilizing unlicenced spectrum. In offering wireless Internet and LAN access service, TELUS competes, to a limited extent, with wireline business Internet access providers. It also competes with major equipment manufacturers for private radio engineered systems.

Other emerging competitive services

Over the longer term there are a number of factors that are expected to increase competition in the communications industry. Of note is the competitive escalation resulting from the continuing convergence of cable-TV, satellite, computer, wireline and wireless technologies. In November 2005, TELUS commercially launched TELUS TV within select neighbourhoods in the Edmonton and Calgary markets. In 2006, the expansion continued with a targeted commercial launch in Vancouver, and there are plans underway to launch it in other major centres within its ILEC territories. In this segment, TELUS competes with established cable-TV video providers Shaw Communications and Cogeco, and with direct-to-home broadcast satellite companies, Bell ExpressVu and Star Choice.

Competition is also intense in other areas as TELUS continues its growth into emerging markets such as Web hosting and application services and human resource process outsourcing.

DIVIDENDS DECLARED

The dividends per Common Share and Non-Voting Share declared with respect to each quarter by TELUS, during the three-year period ended December 31, 2006, are shown below.


Quarter ended (1)                     2006        2005        2004
-------------------------------------------------------------------------------
March 31                              $0.275      $0.20       $0.15
June 30                               $0.275      $0.20       $0.15
September 30                          $0.275      $0.20       $0.15
December 31                           $0.375      $0.275      $0.20

(1) Paid on the first business day of the next month.

TELUS' Board of Directors reviews its dividend rate quarterly. On November 3, 2006, TELUS announced that it was increasing its dividend to $0.375 per share on the issued and outstanding Common and Non-Voting Shares. This 36% increase was consistent with the Company's forward-looking dividend payout ratio guideline of 45 to 55% of sustainable net earnings first set in October 2004. TELUS' quarterly dividend rate will depend on an ongoing assessment of free cash flow generation and financial indicators including leverage, dividend yield and payout ratio.

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

RATINGS

Ratings information contained in Management's Discussion and Analysis --
Section 7.7 Credit Ratings in TELUS' 2006 Annual Report - Financial Review is hereby incorporated by reference. Management's Discussion and Analysis is available at www.sedar.com. Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

A description of the rating categories applied to TELUS as at December 31, 2006 from each agency is below. The outlook or trend for TELUS from three agencies was stable, while Moody's investment grade rating was under review for possible upgrade.

Subsequent updates

On February 16, 2007, DBRS assigned a preliminary short term credit rating of R-1 (low) with a stable trend to TELUS' planned $800 million Commercial Paper program.

On February 26, 2007 Moody's Investor Service ("Moody's") upgraded the rating for TELUS' senior unsecured to Baa1 from Baa2 with a stable outlook.

On March 5, 2007, DBRS Limited ("DBRS") upgraded the rating of TELUS Notes to A
(low) from BBB (high) and confirmed its A (low) ratings for TCI debt and R-1
(low) rating for TELUS' commercial paper, all with a stable trend.

On March 13, 2007, TELUS closed an offering of 4.50% Notes, Series CC, due March 15, 2012 (the "4.50% Notes") for aggregate proceeds of approximately $300 million, and 4.95% Notes, Series CD due March 15, 2017 (together with the 4.50% Notes, the "Notes") for aggregate gross proceeds of approximately C$700 million. Net proceeds of the offering will be used for general corporate purposes including the redemption of TELUS' 7.50 % U.S. $ Series 1 Notes due June 2007. The Notes have been rated BBB+, stable outlook, by Standard & Poor's, Baa1, stable outlook, by Moody's, BBB+, stable outlook by Fitch Ratings ("Fitch") and A(low), stable trend by DBRS.



------------------------------------------------------------------------------------------------------------
Institution   Rating                                            Outlook
------------------------------------------------------------------------------------------------------------
Fitch        "BBB" ratings indicate that there is               An Outlook indicates the direction a rating
              currently expectation of low credit risk.        is likely to move over a one to two-year
              The capacity for payment of financial             period.Outlooks may be positive, stable or
              commitments is considered adequate but            negative. A positive or negative Rating
              adverse changes in circumstances and              Outlook does not imply a rating change is
              economic conditions are more likely to            inevitable. Similarly, ratings for which
              impair this capacity. This is the lowest          outlooks are'stable' could be upgraded or
              investment grade category.                        downgraded before an outlook moves to
                                                                positive or negative if circumstances
              The modifiers "+" or "-" may be appended          warrant such an action.
              to ratings "AA" to "CCC" to denote
              relative status within major rating
              categories.
------------------------------------------------------------------------------------------------------------
DBRS         Long-term debt rated "A" is of satisfactory        Each DBRS rating category is appended with
             credit quality. Protection of interest and         one of three rating trends - "Positive",
             principal is still substantial, but the            "Stable",or "Negative". The rating trend
             degree of strength is less than that of AA         helps to give the investor an understanding
             rated entities.                                    of DBRS's opinion regarding the outlook for
                                                                the rating in question. However, the
             While "A" is a respectable rating, entities        investor  must not assume that a positive or
             in this category are considered to be more         negative trend necessarily indicates that a
             susceptible to adverse economic conditions         rating change is imminent.
             and have greater cyclical tendencies than
             higher-rated securities.

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

             DBRS' short-term debt rating scale is meant
             to give an indication of the risk that a
             borrower will not fulfill its near-term debt
             obligations in a timely manner. The ratings
             range from R-1 (high) to D. Short-term debt
             rated R-1 (low) is of satisfactory credit
             quality. The overall strength and outlook for
             key liquidity, debt, and profitability ratios
             is not normally as favourable as with higher
             rating categories, but these considerations
             are still respectable. Any qualifying negative
             factors that exist are considered manageable,
             and the entity is normally of sufficient size
             to have some influence in its industry.
------------------------------------------------------------------------------------------------------------
S&P          An obligation rated 'BBB' exhibits adequate        Rating outlooks assess the potential
             protection parameters.However, adverse             direction of a rating, typically over a
             economic conditions or changing circumstances      six-month to two-year period. An outlook
             are more likely to lead to a weakened capacity     does not necessarily precede a rating change
             of the obligor to meet its financial commitment    or CreditWatch placement. Outlooks may be
             on the obligation.                                 positive,negative, stable, or developing
                                                                and they accompany all long-term credit
             The ratings from 'AA' to 'CCC' may be modified     ratings except those on CreditWatch.
             by the addition of a plus or minus sign to
             show relative standing within the major
             rating categories.
------------------------------------------------------------------------------------------------------------
Moody's      Issuers rated "Baa" are subject to moderate        "Under Review for Upgrade"  A Ratings Under
             credit risk. They are considered medium-           Review designation indicates that the issuer
             grade and as such may possess certain              has one or more ratings under review for
             speculative characteristics.                       possible change, and thus overrides the
                                                                outlook designation
             Moody's appends numerical modifiers 1, 2,
             and 3 to each generic rating classification        Moody's also provides a rating outlook which
             from 'Aa' through 'Caa'. The modifier 1            is an opinion regarding the likely direction
             indicates that the obligation ranks in the         of a rating over the medium term. Where
             higher end of its generic rating category;         assigned, rating outlooks fall into the
             the modifier 2 indicates a mid-range ranking;      following four categories: Positive (POS),
             and the modifier 3 indicates a ranking in the      Negative (NEG), Stable (STA), and Developing
             lower end of that generic rating category.         (DEV -- contingent upon an event.
------------------------------------------------------------------------------------------------------------

See also "Material Contracts" on page 40 of this annual information form for more information.

DIRECTORS AND OFFICERS

Directors

The names, municipalities of residence, principal occupations of the directors of TELUS and the date the person became a director of TELUS are as set out below. Currently, there are 12 directors on the TELUS Board. Each was elected at TELUS' annual general meeting on May 3, 2006 for a one year term.

Directors of TELUS
Name and municipality of             Director
residence                             since (1)       Principal occupation
--------------------------------   ------------   ----------------------------
R.H. (Dick) Auchinleck(3)(4)          2003        Corporate Director
Calgary, Alberta

A. Charles Baillie(2)                 2003        Corporate Director
Toronto, Ontario

Micheline Bouchard(2)                 2004        Corporate Director
Montreal, Quebec

R. John Butler  (4) (5-Chair)         1995        Counsel, Bryan & Company
Edmonton, Alberta                                 (law firm)

Brian A. Canfield (5)                 1989        Chair,
Point Roberts, Washington                         TELUS Corporation

Pierre Y. Ducros(2)                   2005        President of P. Ducros &
Montreal, Quebec                                  Associes Inc.
                                                  (investment and
                                                  administration firm)

Darren Entwistle                      2000        President and Chief Executive
Vancouver, B.C.                                   Officer, TELUS Corporation

Ruston E.T. Goepel(2)                 2004        Senior Vice President,Raymond
Vancouver, B.C.                                   James Financial Ltd.
                                                  (investment firm)

John S. Lacey (3-Chair) (4)           2000        Chairman, Advisory Board,
Toronto, Ontario                                  Tricap Restructuring Fund
                                                  (investment fund)

Brian F. MacNeill (2 - Chair)         2001        Chairman, Petro Canada
Calgary, Alberta                                  (oil and gas company)

Ronald P. Triffo (4 - Chair) (5)      1995        Chairman, Stantec Inc.
Edmonton, Alberta                                 (engineering company)

Donald Woodley (3) (5)                1998        President,
Orangeville, Ontario                              The Fifth Line Enterprise
                                                  (strategic advisory services
                                                  company)


(1)  TELUS or its predecessors
(2)  Member of Audit Committee
(3)  Member of Human Resources and Compensation Committee
(4)  Member of Corporate Governance Committee
(5)  Member of Pension Committee

All of the directors of TELUS have held the principal occupations set forth above or executive positions with the same companies or firms referred to, or with affiliates or predecessors thereof, for the past five years except as follows: Charles Baillie was Chairman and Chief Executive Officer of the Toronto-Dominion Bank from 1998 until 2003; Micheline Bouchard was President and CEO, ART Advanced Research Technologies Inc. from 2002 to July 2006 and Corporate Vice-President and General Manager, Enterprise Services Organization of Motorola Inc. in Chicago from 2001 to 2002; and Don Woodley was interim CEO and President of GENNUM Corporation from November 2005 to September 2006.

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

Joseph R. Grech                       Executive Vice President,
Vancouver, B.C.                       TELUS Network Operations

Audrey T. Ho                          Vice President, Legal Services,
Vancouver, B.C.                       General Counsel and Corporate Secretary

Robert G. McFarlane                   Executive Vice President
Vancouver, B.C.                       and Chief Financial Officer

Joe M. Natale                         Executive Vice President and President,
Toronto, Ontario                      Business Solutions

Karen Radford                         Executive Vice President and President,
Westmount, Quebec                     Partner Solutions and TELUS Quebec

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

Judy A. Shuttleworth                  Executive Vice President,
Surrey, B.C.                          Human Resources

Eros Spadotto                         Executive Vice President,
Toronto, Ontario                      Technology Strategy

John Watson                           Executive Vice President and President,
Toronto, Ontario                      Consumer Solutions

Janet S. Yale                         Executive Vice President,
Ottawa, Ontario                       Corporate Affairs

All of the officers above have been engaged for the past five years with TELUS, its subsidiaries, affiliates or predecessors thereof, except as described as follows: Janet Yale was President and Chief Executive Officer of the Canadian Cable Television Association from 1999 until she joined TELUS in 2003.

TELUS shares held by directors and officers

As at March 9, 2006, the directors and executive officers of TELUS, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 86,623 Common Shares, which represented approximately 0.05 per cent of the2 outstanding Common Shares and 476,505 Non-Voting Shares, which represented approximately 0.3 per cent of the outstanding Non-Voting Shares.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed, for the ten years ended December 31, 2006, TELUS is not aware that any current director or officer of TELUS had been a director or officer of another issuer which, while that person was acting in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromises with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. In December 1998, John Lacey was asked by a group of shareholders to lead the Loewen restructuring, as Chairman of the Board, a position he held at the time of Loewen's filing under Chapter 11 of the U.S. Bankruptcy Code and the Companies' Creditors Arrangement Act (Canada) ("CCAA"). In March 2006, Mr. Lacey was appointed to the board of directors of Stelco Inc. ("Stelco") as a nominee of Tricap Management Limited ("Tricap"). Stelco filed for bankruptcy protection under the CCAA in January 2004. Mr. Lacey's appointment as a director was part of a court supervised restructuring, from which Stelco emerged on March 31, 2006 and pursuant to which Tricap had the right to appoint four of Stelco's nine directors. Charles Baillie is a director of Dana Corporation, which filed for bankruptcy in March 2006 under Chapter 11 of the U.S. Bankruptcy Code. The company has indicated that it expects to emerge from bankruptcy in late 2007.

Other than as disclosed, for the ten years ended December 31, 2006, TELUS is not aware that any current director or officer of TELUS had been a director or officer of another issuer which, while that person was acting in that capacity, was the subject of a cease trade or similar order or was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order that denied the company relevant access to any exemption under securities legislation for a period of more than 30 consecutive days. On June 14, 2006, and at the request of Cognos Incorporated ("Cognos"), the Ontario Securities Commission ("OSC") issued a cease trade order against all directors of Cognos, including Pierre Ducros, in connection with a delay in filing its annual report with Canadian regulators. The delay was related to a review by the United States Securities and Exchange Commission ("SEC") of the way Cognos allocated revenue between post-contract customer support and licence fees. The OSC lifted the cease trade order on August 3, 2006 after the SEC concluded that it did not object to Cognos' revenue recognition policy.

MARKET FOR SECURITIES

TELUS Common Shares and Non-Voting Shares are listed on the Toronto Stock Exchange ("TSX") under "T" and "T.A" respectively and the TELUS Non-Voting Shares are listed on the New York Stock Exchange under "TU". Monthly share prices and volumes for 2006 are listed below:

TSX - Common and Non-Voting
-------------------------------------------------------------------------------
Month                 Common                          Non-Voting
               High($)   Low($)    Volume         High($)   Low($)   Volume
-------------------------------------------------------------------------------
January        49.29     44.23     16,876,142     47.98     43.00    10,318,998
-------------------------------------------------------------------------------
February       45.75     42.62     23,080,182     45.20     42.05    26,826,870
-------------------------------------------------------------------------------
March          47.98     44.36     20,433,280     47.30     44.00    12,428,985
-------------------------------------------------------------------------------
April          47.45     44.85     11,383,622     46.70     44.20     8,934,425
-------------------------------------------------------------------------------
May            48.88     43.72     17,346,083     48.25     43.06    12,482,466
-------------------------------------------------------------------------------
June           47.33     43.52     16,820,767     46.09     42.57     9,023,909
-------------------------------------------------------------------------------
July           49.12     44.39     12,982,608     47.84     43.10     9,307,729
-------------------------------------------------------------------------------
August         54.97     48.46     23,195,348     53.35     47.15    11,932,765
-------------------------------------------------------------------------------
September      64.74     52.54     40,899,827     64.25     50.54    36,100,026
-------------------------------------------------------------------------------
October        65.60     60.37     29,504,351     65.35     59.94    20,128,831
-------------------------------------------------------------------------------
November       58.70     53.00     34,876,606     58.01     51.81    26,538,141
-------------------------------------------------------------------------------
December       57.49     52.15     21,208,325     56.30     51.15    13,588,610
-------------------------------------------------------------------------------

NYSE - Non-Voting
-------------------------------------------------------------------------------
Month	                  High ($)	          Low ($)	     Volume
-------------------------------------------------------------------------------
January	                  41.69	                  37.04	             1,214,900
-------------------------------------------------------------------------------
February	          39.21                   36.39              1,447,100
-------------------------------------------------------------------------------
March                     41.22                   38.50              1,577,400
-------------------------------------------------------------------------------
April                     41.48                   37.96              1,153,300
-------------------------------------------------------------------------------
May                       43.58                   37.69              1,423,600
-------------------------------------------------------------------------------
June                      41.90                   38.28              2,267,500
-------------------------------------------------------------------------------
July                      42.08                   37.87                783,700
-------------------------------------------------------------------------------
August                    48.02                   41.83              1,143,300
-------------------------------------------------------------------------------
September                 57.54                   45.08              2,082,300
-------------------------------------------------------------------------------
October                   58.00                   52.94              1,281,900
-------------------------------------------------------------------------------
November                  52.51                   47.11              3,124,600
-------------------------------------------------------------------------------
December                  48.98                   44.26              1,620,200
-------------------------------------------------------------------------------


INTERESTS OF EXPERTS

Deloitte & Touche LLP has audited the Consolidated financial statements of the Company for the years ended December 31, 2006 and 2005, and that are included in the Company's Annual Report filed under National
Instrument 51-102 Continuous Disclosure (portions of which are incorporated by reference into this AIF).

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

The current members of the Audit Committee are Brian F. MacNeill (Chair), A. Charles Baillie, Micheline Bouchard, Ruston E. T. Goepel and Pierre Y. Ducros. Each member of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 "Audit Committees" and the Board has determined that Brian MacNeill is an audit committee financial expert and has accounting or related financial management expertise. The following lists the relevant education and experience of the members of TELUS' Audit Committee that is relevant to his or her role on the committee.

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

A. Charles Baillie holds an Honours B.A. from Trinity College, University of Toronto and an M.B.A. from Harvard Business School. Mr. Baillie served as Chairman and Chief Executive Officer of the Toronto-Dominion Bank from 1998 until his retirement in 2003. He is a Fellow of The Institute of Canadian Bankers and currently serves as the Chair of the audit committee of George Weston Limited and as a member of the audit committee of Canadian National Railway.

Micheline Bouchard holds a Bachelor of Applied Science (Engineering Physics) and a Master of Applied Science (Electrical Engineering) from Ecole Polytechnique. She served as President and CEO of ART Advanced Research Technologies, a biomedical company, from 2002 until July 2006 and prior to that, she held senior executive positions at both Motorola Inc. and Motorola Canada Limited. Ms. Bouchard has served on seven audit committees, including Sears Canada, Corby Distilleries and Ford Canada, and served as chair for two of them.

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

Ruston E.T. Goepel holds a Bachelor of Commerce from the University of British Columbia and has over 35 years of experience in the investment banking industry. He is currently Senior Vice President with Raymond James Financial Ltd. Mr. Goepel is a director of several public companies, and currently serves as a member of the audit committee of Amerigo Resources Ltd.

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

The following table is a summary of billing by Deloitte & Touche, LLP, as external auditors of TELUS, during the period from January 1, 2006 to December 31, 2006:

Type of work                  Deloitte & Touche                 %
------------------------------------------------------------------------------
Audit fees                       $3,757,244                   94.11
Audit-related fees                 $162,000                    4.06
Tax fees                            $72,763                    1.83
All other fees                           --                      --
------------------------------------------------------------------------------
Total                            $3,992,007                   100.0
==============================================================================


The following table is a summary of billing by Deloitte & Touche, LLP, as external auditors of TELUS, during the period from January 1, 2005 to December 31, 2005:

Type of work                  Deloitte & Touche                 %
------------------------------------------------------------------------------
Audit fees                       $2,237,606                   90.7
Audit-related fees                 $195,584                    7.9
Tax fees                            $33,180                    1.4
All other fees                           --                     --
------------------------------------------------------------------------------
Total                            $2,466,370                  100.0
==============================================================================


MATERIAL CONTRACTS

On July 26, 2002, TCI entered into a Purchase and Servicing Agreement, which was amended September 30, 2002, March 1, 2006, and November 30, 2006, with an arm's-length securitization receivables trust which enables TCI to sell an interest in certain of its receivables up to a maximum of $650 million. This revolving period securitization has an initial term ending July 18, 2007; the November 30, 2006 amendment resulted in the term being extended to July 18, 2008.. TCI is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service ("DBRS"), or the purchaser may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of February 14, 2007. The proceeds of securitized receivables were $500 million at December 31, 2006, unchanged from one year earlier.
Section 7.6 - Accounts receivable sale of Management's discussion and analysis in TELUS' 2006 Annual Report - Financial Review and Note 13 to the audited Consolidated financial statements of TELUS for the year ended December 31, 2006 are hereby incorporated by reference.

On March 2, 2007, TELUS announced that it had entered into a replacement five year $2 billion unsecured credit facility (the "2007 Credit Facility") with a syndicate of 18 financial institutions. The 2007 Credit Facility replaces TELUS' $1.6 billion previously existing credit facilities, which consisted of an $800 million facility, which would have expired in May 2008 and an $800 million facility, which would have expired in May 2010. The 2007 Credit Facility may be used for general corporate purposes including the backstop of commercial paper. The material terms of the 2007 Credit Facility are substantively the same as under TELUS' previous credit facilities other than reduced pricing and an extension of the term of May 2012.


TRANSFER AGENTS AND REGISTRARS

The Company's transfer agent and registrar is Computershare Trust
Company of Canada. Computershare maintains the Company's registers at 600, 530 - 8th Avenue SW, Calgary, Alberta T2P 3S8.

ADDITIONAL INFORMATION

Additional information relating to TELUS may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional information regarding directors' and officers' remuneration, indebtedness and options to purchase securities, is contained in the TELUS information circular dated March 9, 2006 for the annual general meeting to be held on May 2, 2007. Additional financial information, including supplementary quarterly financial data and the audited Consolidated financial statements of TELUS for the year ended December 31, 2006, are set out in the 2006 Annual Report - Financial Review. All of the above information can also be found at telus.com.


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

    j) review reports of the external auditors; and

    k) pre-approve the hiring of employees and former employees of current and former auditors in accordance with applicable securities laws and TELUS policies.

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



Exhibit 4: Audited Consolidated Financial Statements as at and for the year ended December 31, 2006 and Management's Discussion and Analysis


             TELUS CORPORATION CONSOLIDATED FINANCIAL STATEMENTS
                                   AND
                    MANAGEMNT'S DISUSSION AND ANALYSIS
                           DECEMBER 31, 2006


______________________________________________________________________________

                            TELUS CORPORATION

                    CONSOLIDATED FINANCIAL STATEMENTS


                            DECEMBER 31, 2006


______________________________________________________________________________


management's report


Management is responsible to the Board of Directors for the preparation of the Consolidated financial statements of the Company and its subsidiaries. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and necessarily include some amounts based on estimates and judgments.
   The Company maintains a system of internal controls that provides management with reasonable assurance that assets are safeguarded and that reliable financial records are maintained. This system includes written policies and procedures, an organizational structure that segregates duties and a comprehensive program of periodic audits by the internal auditors. The Company has also instituted policies and guidelines that require TELUS team members (including Board members and Company employees) to maintain the highest ethical standards, and has established mechanisms for the reporting to the Audit Committee of perceived accounting and ethics policy complaints. In addition, the Chief Compliance Officer, appointed in 2003, works to ensure the Company has appropriate policies, controls and measurements in place to comply with all legal and regulatory requirements. Annually, the Company performs an extensive risk assessment process, which includes interviews with senior management, a web-enabled risk and control assessment survey distributed to a large sample of employees, and input from the Company's strategic planning activities. Results of this process influence the development of the internal audit program. Key enterprise-wide risks are assigned to executive owners for the development and implementation of appropriate risk mitigation plans. During 2002, the Company implemented a Sarbanes-Oxley certification enablement process, which, among other things, cascades informative certifications from the key stakeholders within the financial reporting process, which are reviewed by the Chief Executive Officer and the Chief Financial Officer as part of their due diligence process. In 2004, the process was enhanced to comply with new Canadian securities regulations, which went into effect in the first quarter of 2004. In 2006, the final stages of Section 404 of the United States Sarbanes-Oxley Act regarding internal controls over financial reporting were successfully implemented. One of the 2006 developments included the integration of SOX 404 sign-offs with the SOX 302 cascading certifications of key stakeholders in the financial reporting process.
   The Company has a formal policy on Corporate Disclosure and Confidentiality of Information, which sets out policies and practices including the mandate of the Disclosure Committee; the policy was approved by the Board of Directors, and put into effect, in 2003.
   The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures related to the preparation of the Management's discussion and analysis and the Consolidated financial statements, as well as other information contained in this report. They have concluded that the Company's disclosure controls and procedures were effective, at a reasonable assurance level, to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the Management's discussion and analysis and the Consolidated financial statements contained in this report were being prepared.
   The Board of Directors has reviewed and approved these Consolidated financial statements. To assist the Board in meeting its oversight responsibilities, it has appointed an Audit Committee, which is comprised entirely of independent directors. All the members of the committee are financially literate and the Chair of the committee has financial expertise and meets the applicable securities laws as a financial expert. The committee oversees the Company's accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and timeliness of filings with regulatory authorities, the independence and performance of the Company's external and internal auditors, the management of the Company's risks, its credit worthiness, treasury plans and financial policy, and its whistleblower and accounting and ethics complaint procedures. The committee meets no less than quarterly and, as a standard feature of regularly scheduled meetings, holds an in-camera session with the external auditors and separately with the internal auditors without other management, including management directors, present. It oversees the work of the external auditors and approves the annual audit plan. It also receives reports on the external auditor's internal quality control procedures and independence. Furthermore, the Audit Committee reviews: the Company's major accounting policies including alternatives and potential key management estimates and judgments; the Company's financial policies and compliance with such policies; the evaluation by either the internal or external auditors of management's internal control systems; and the evaluation by management of the adequacy and effectiveness in the design and operation of the Company's disclosure controls and internal controls for financial reporting. The Audit Committee also considers reports on the Company's business continuity and disaster recovery plan; reports on financial risk management including derivative exposure and policies; tax planning, environmental, health and safety risk management and management's approach for safeguarding corporate assets; and regularly reviews material capital expenditure initiatives. The committee pre-approves all audit, audit-related and non-audit services provided to the Company by the external auditors (and its affiliates). The committee's terms of reference are available, on request, to shareholders and at telus.com/governance.


/s/Robert G. McFarlane                      /s/Darren Entwistle
______________________                      ____________________

Robert G. McFarlane	                    Darren Entwistle
Executive Vice-President	            President
and Chief Financial Officer	            and Chief Executive Officer
February 14, 2007	                    February 14, 2007



report of management on internal control over financial reporting


   Management of TELUS is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.
   TELUS' Chief Executive Officer and Chief Financial Officer have assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2006 in accordance with the criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer ("CEO") and the Executive Vice President and Chief Financial Officer ("CFO") and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
   Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this assessment, management has determined that the Company's internal control over financial reporting is effective as at December 31, 2006. In connection with this assessment, no material weaknesses in the Company's internal control over financial reporting were identified by management.
   Management's assessment of the effectiveness of the Company's internal control over financial reporting as at December 31, 2006, has been audited by Deloitte & Touche LLP, the Company's Independent Registered Chartered Accountants, who also audited the Company's Consolidated Financial Statements for the year ended December 31, 2006. As stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on management's assessment of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2006.

/s/Robert G. McFarlane                      /s/Darren Entwistle
______________________                      ____________________
Robert G. McFarlane	                    Darren Entwistle
Executive Vice-President	            President
and Chief Financial Officer	            and Chief Executive Officer
February 14, 2007	                    February 14, 2007



report of independent registered chartered accountants


To the Board of Directors and Shareholders of TELUS Corporation

We have audited management's assessment, included in the accompanying report of management on internal control over financial reporting, that TELUS Corporation and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.
   We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
   A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that
(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
   Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
   In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
   We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006, of the Company and our report dated February 14, 2007, expressed an unqualified opinion on those financial statements.

                                  /s/Deloitte & Touche LLP
                                  ________________________
                                  Deloitte & Touche LLP
                                  Independent Registered Chartered Accountants
                                  Vancouver, Canada
                                  February 14, 2007


report of independent registered chartered accountants


To the Board of Directors and Shareholders of TELUS Corporation

We have audited the accompanying consolidated balance sheets of TELUS Corporation and subsidiaries (the "Company") as at December 31, 2006 and 2005, and the related consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   With respect to the financial statements for the year ended December 31, 2006,we conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the financial statements for the year ended December 31, 2005, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of TELUS Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.
   We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2007, expressed, an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

                                  /s/Deloitte & Touche LLP
                                  ________________________
                                  Deloitte & Touche LLP
                                  Independent Registered Chartered Accountants
                                  Vancouver, B.C.
                                  February 14, 2007



consolidated statements of income


Years ended December 31 (millions except per share amounts)				        2006		2005
--------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES					                                      $	8,681.0        $ 8,142.7
--------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
  Operations						                                        5,022.9 	 4,793.5
  Restructuring and workforce reduction costs (Note 7)			                           67.8 	    53.9
  Depreciation 						                                        1,353.4 	 1,342.6
  Amortization of intangible assets						                  222.2 	   281.1
--------------------------------------------------------------------------------------------------------------------------------
						                                                6,666.3 	 6,471.1
--------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME						                                2,014.7 	 1,671.6
   Other expense, net 						                                   28.0 	    18.4
   Financing costs (Note 8) 						                          504.7     	   623.1
--------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST		    	                        1,482.0 	 1,030.1
   Income taxes (Note 9)					      	                          351.0  	   322.0
   Non-controlling interests						                            8.5 	     7.8
--------------------------------------------------------------------------------------------------------------------------------
NET INCOME AND COMMON SHARE AND NON-VOTING SHARE INCOME		                              $	1,122.5        $   700.3
================================================================================================================================
INCOME PER COMMON SHARE AND NON-VOTING SHARE (Note 10)
    -- Basic 					                                              $	    3.27       $     1.96
    -- Diluted					                                              $	    3.23       $     1.94
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE		                      $	    1.20       $     0.875
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
   -- Basic						                                          343.8 	   357.1
   -- Diluted						                                          347.4 	   361.0

The accompanying notes are an integral part of these consolidated financial statements consolidated statements of retained earnings



Years ended December 31 (millions)								2006		2005
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF PERIOD	                                                              $	  849.7       $	1,008.1
Net income	                                                                      	        1,122.5 	  700.3
--------------------------------------------------------------------------------------------------------------------------------
		                                                                                1,972.2 	1,708.4
Common Share and Non-Voting Share dividends paid, or payable, in cash 		                 (411.7)	 (312.2)
Purchase of Common Shares and Non-Voting Shares in excess of stated capital (Note 18(f))         (498.6)	 (541.1)
Adjustment for purchase of share option awards not in excess of their fair value		    2.1 	   (3.4)
Adjustment of tax treatment of items charged directly to retained earnings		           16.1 	     --
Warrant proceeds used in determining intrinsic value of warrants in excess of amounts
 ultimately received (Note 18(c))		                                                    -- 		   (2.0)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD (Note 18)	                                                      $	1,080.1       $	  849.7
================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements consolidated balance sheets

As at December 31(millions)									2006		2005
--------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
  Cash and temporary investments, net	                                                      $	     --       $	     8.6
  Short-term investments							                  110.2 	      --
  Accounts receivable (Notes 13, 20(b))						                  707.2 	   610.3
  Income and other taxes receivable 						                   95.4 	   103.7
  Inventories											  196.4 	   138.8
  Prepaid expenses and other (Note 20(b))					                  195.3 	   154.7
  Deferred hedging asset (Note 17(b))						                   40.4 	      --
  Current portion of future income taxes					                     -- 	   226.4
--------------------------------------------------------------------------------------------------------------------------------
										                1,344.9 	 1,242.5
--------------------------------------------------------------------------------------------------------------------------------
Capital Assets, Net (Note 14)
  Property, plant, equipment and other					                        7,466.5 	 7,339.4
  Intangible assets subject to amortization				                          549.2 	   637.5
  Intangible assets with indefinite lives					                2,966.4          2,964.6
--------------------------------------------------------------------------------------------------------------------------------
										               10,982.1         10,941.5
--------------------------------------------------------------------------------------------------------------------------------
Other Assets
  Deferred charges (Note 20(b))							                  976.5            850.2
  Investments								                           35.2             31.2
  Goodwill (Note 15)						                                3,169.5 	 3,156.9
--------------------------------------------------------------------------------------------------------------------------------
								                                4,181.2 	 4,038.3
--------------------------------------------------------------------------------------------------------------------------------
							                                      $16,508.2       $	16,222.3
================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Cash and temporary investments, net	                                                      $	   11.5       $	      --
  Accounts payable and accrued liabilities (Note 20(b))		                                1,363.6  	 1,393.7
  Income and other taxes payable		                                                   10.3 	      --
  Restructuring and workforce reduction accounts payable and accrued liabilities (Note 7)	   53.1 	    57.1
  Advance billings and customer deposits (Note 20(b))		                                  606.3 	   571.8
  Current maturities of long-term debt (Note 17)		                                1,434.4 	     5.0
  Current portion of deferred hedging liability (Note 17(b))		                          165.8 	      --
  Current portion of future income taxes		                                           93.2 	      --
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                3,738.2 	 2,027.6
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt (Note 17) 		                                                        3,493.7 	 4,639.9
---------------------------------------------------------------------------------------------------------------------------------
	ther Long-Term Liabilities (Note 20(b))		                                        1,257.3 	 1,635.3
---------------------------------------------------------------------------------------------------------------------------------
Future Income Taxes	                                                           	        1,067.3 	 1,023.9
---------------------------------------------------------------------------------------------------------------------------------
Non-Controlling Interests		                                                           23.6 	    25.6
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity (Note 18)	                                             	                6,928.1 	 6,870.0
---------------------------------------------------------------------------------------------------------------------------------
	                                                                                      $16,508.2       $ 16,222.3
================================================================================================================================

Commitments and Contingent Liabilities (Note 19)

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Directors:

   Director:	           Director:
/s/Brian F. MacNeill	/s/Brian A. Canfiel
____________________    ___________________
   Brian F. MacNeill	   Brian A. Canfield



consolidated statements of cash flows


Years ended December 31 (millions)								2006		2005
--------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income					                                              $	1,122.5       $	   700.3
Adjustments to reconcile net income to cash provided by operating activities:
  Depreciation and amortization						                        1,575.6 	 1,623.7
  Future income taxes 						                                  409.2 	   340.0
  Share-based compensation (Note 11(a))					                 	   25.1 	    24.3
  Net employee defined benefit plans expense						           (5.4)	     3.9
  Employer contributions to employee defined benefit plans					 (123.3)	  (118.8)
  Restructuring and workforce reduction costs, net of cash payments (Note 7)			   (4.0)	   (13.6)
  Amortization of deferred gains on sale-leaseback of buildings, amortization
    of deferred charges and other, net			                                           51.7 	     1.1
  Net change in non-cash working capital (Note 20(c))						 (247.7)	   353.7
--------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities						                2,803.7 	 2,914.6
--------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures (Notes 6, 14)						               (1,618.4)        (1,319.0)
Acquisitions						                                          (49.0)	   (29.4)
Proceeds from the sale of property and other assets					  	   14.9 	     4.5
Change in non-current materials and supplies, purchase of investments and other			  (22.7)	   (11.3)
--------------------------------------------------------------------------------------------------------------------------------
Cash used by investing activities						               (1,675.2)	(1,355.2)
--------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued						          104.5 	   219.4
Dividends to shareholders						                         (411.7)          (312.2)
Purchase of Common Shares and Non-Voting Shares for cancellation (Note 18(f))			 (800.2)	  (892.1)
Long-term debt issued (Note 17)						                        1,585.9 	   147.4
Redemptions and repayment of long-term debt (Note 17)					       (1,314.7)	(1,601.1)
Partial payment of deferred hedging liability (Note 17(b))					 (309.4)	      --
Dividends paid by a subsidiary to non-controlling interests					   (3.0)	    (7.9)
Other						                                                     -- 	    (0.8)
--------------------------------------------------------------------------------------------------------------------------------
Cash used by financing activities						               (1,148.6)        (2,447.3)
--------------------------------------------------------------------------------------------------------------------------------
CASH POSITION
Decrease in cash and temporary investments, net			                                  (20.1)	  (887.9)
Cash and temporary investments, net, beginning of period					    8.6 	   896.5
---------------------------------------------------------------------------------------------------------------------------------
Cash and temporary investments, net, end of period				  	      $	  (11.5)$	     8.6
================================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid) (Note 20(c))				                       	              $	 (516.1)$	  (638.3)
================================================================================================================================
Interest received					                                      $	   24.2 $	    47.3
================================================================================================================================
Income taxes (inclusive of Investment Tax Credits (Note 9)) received, net		      $	   98.3 $	    69.5
================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements notes to consolidated financial statements

DECEMBER 31, 2006

TELUS Corporation is one of Canada's largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and also provides data, Internet protocol, voice and wireless services to Central and Eastern Canada.



--------------------------------------------------------------------------------------------------------------------------------
Notes to consolidated financial statements 	   	  Description
--------------------------------------------------------------------------------------------------------------------------------
General application
--------------------------------------------------------------------------------------------------------------------------------
 1. Summary of significant accounting policies	   	  Summary review of accounting principles and the methods used in their application by the Company
 2. Accounting policy developments	           	  Summary review of forthcoming generally accepted accounting principle developments that will, or may, affect the Company
 3. Capital structure financial policies	   	  Summary review of the Company's objectives, policies and processes for managing its capital structure
 4. Regulation of rates charged to customers	   	  Summary review of rate regulation impacts on Company operations and revenues
 5. Financial instruments	                   	  Summary schedule and review of financial instruments, including fair values thereof
--------------------------------------------------------------------------------------------------------------------------------
Consolidated statements of income focused
--------------------------------------------------------------------------------------------------------------------------------
 6. Segmented information	                   	  Summary disclosure of segmented information regularly reported to the
                                                          Company's chief operating decision maker
 7. Restructuring and workforce reduction costs	   	  Summary continuity schedules and review of restructuring and workforce reduction costs
 8. Financing costs	                           	  Summary schedule of items comprising financing costs by nature
 9. Income taxes	                           	  Summary reconciliations of statutory rate income tax expense to provision for income taxes and analyses of future income tax asset and liability
10.Per share amounts	                           	  Summary schedules and review of numerators and denominators used in calculating per share amounts and related disclosures
11.Share-based compensation	                   	  Summary schedules and review of compensation arising from share option awards, restricted stock units and employee share purchase plan
12.Employee future benefits	                   	  Summary and review of employee future benefits and related disclosures
--------------------------------------------------------------------------------------------------------------------------------
Consolidated balance sheets focused
--------------------------------------------------------------------------------------------------------------------------------
13.Accounts receivable	                           	  Summary schedule and review of arm's-length securitization trust transactions and related disclosures
14.Capital assets	                           	  Summary schedule of items comprising capital assets
15.Goodwill	                                   	  Summary schedule of goodwill and review of reported fiscal year acquisitions from which goodwill arises
16.Short-term obligations	                   	  Summary review of bilateral bank facilities
17.Long-term debt	                           	  Summary schedule of long-term debt and related disclosures
18.Shareholders' equity	                           	  Summary schedules and review of shareholders' equity and changes therein including share option price stratification and normal course issuer bid summaries
19.Commitments and contingent liabilities	   	  Summary review of contingent liabilities, commitments, lease obligations, guarantees, claims and lawsuits
--------------------------------------------------------------------------------------------------------------------------------
Other
--------------------------------------------------------------------------------------------------------------------------------
20.Additional financial information	           	  Summary schedules of items comprising certain primary financial statement line items
21.Differences between Canadian and                	  Summary schedules and review of differences between Canadian and
   United States generally accepted accounting            United States generally accepted accounting principles as they apply to
   principles	                                          the Company
--------------------------------------------------------------------------------------------------------------------------------

1 summary of significant accounting policies

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are expressed in Canadian dollars.
   The terms "TELUS" or "Company" are used to mean TELUS Corporation and, where the context of the narrative permits, or requires, its subsidiaries.

(a) Consolidation

The consolidated financial statements include the accounts of the Company and all of the Company's subsidiaries, of which the principal one is TELUS Communications Inc. TELUS Communications Inc. includes substantially all of the Company's Wireline segment's operations and all of the Wireless segment's operations, currently through the TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership.
   The financing arrangements of the Company and all of its subsidiaries do not impose restrictions on inter-corporate dividends.
   On a continuing basis, TELUS Corporation reviews its corporate organization and effects changes as appropriate so as to enhance its value. This process can, and does, affect which of the Company's subsidiaries are considered principal subsidiaries at any particular point in time.

(b) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
    Examples of significant estimates include:
* the key economic assumptions used to determine the fair value of residual cash flows arising from accounts receivable securitization;
* the allowance for doubtful accounts;
* the allowance for inventory obsolescence;
* the estimated useful lives of assets;
* the recoverability of tangible assets;
* the recoverability of intangible assets with indefinite lives;
* the recoverability of long-term investments;
* the recoverability of goodwill;
* the amount and composition of income tax assets and income tax liabilities, including the amount of unrecognized tax benefits;
* the accruals for Canadian Radio-television and Telecommunications Commission ("CRTC") deferral account liabilities; and
* certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets.

(c) Revenue recognition

The Company earns the majority of its revenue (voice local, voice long distance, data (including data and information technology managed services) and wireless network) from access to, and usage of, the Company's telecommunications infrastructure. The majority of the balance of the Company's revenue (other and wireless equipment) arises from providing products and services facilitating access to, and usage of, the Company's telecommunications infrastructure.
   The Company offers complete and integrated solutions to meet its customers' needs. These solutions may involve the delivery of multiple services and products occurring at different points in time and/or over different periods of time. As appropriate, these multiple element arrangements are separated into their component accounting units, consideration is measured and allocated amongst the accounting units based upon their relative fair values and then the Company's relevant revenue recognition polices are applied to the accounting units.
   The Company's revenues are recorded net of any value-added, sales and/or use taxes billed to the customer concurrent with a revenue-producing transaction.
   Voice Local, Voice Long Distance, Data and Wireless Network: The Company recognizes revenues on the accrual basis and includes an estimate of revenues earned but unbilled. Wireline and wireless service revenues are recognized based upon usage of the Company's network and facilities and upon contract fees.
   Advance billings are recorded when billing occurs prior to rendering the associated service; such advance billings are recognized as revenue in the period in which the services are provided. Similarly, and as appropriate, upfront customer activation and connection fees, along with the corresponding direct costs not in excess of the revenues, are deferred and recognized over the average expected term of the customer relationship.
   When the Company receives no identifiable, separable benefit for consideration given to a customer (e.g. discounts and rebates), the consideration is recorded as a reduction of revenue rather than as an expense as the Company considers this to result in a more appropriate presentation of transactions in the financial statements.
   The Company follows the liability method of accounting for its quality of service rate rebate amounts that arise from the jurisdiction of the CRTC.
   The CRTC has established a portable subsidy mechanism to subsidize Local Exchange Carriers, such as the Company, that provide residential service to high cost serving areas. The CRTC has determined the per line/per band portable subsidy rate for all Local Exchange Carriers. The Company recognizes the portable subsidy on an accrual basis by applying the subsidy rate to the number of residential network access lines it has in high cost serving areas. Differences, if any, between interim and final subsidy rates set by the CRTC, are accounted for as a change in estimate in the period in which the CRTC finalizes the subsidy rate.
  Other and Wireless Equipment: The Company recognizes product revenues, including wireless handsets sold to re-sellers and customer premises equipment, when the products are delivered and accepted by the end-user customers. Revenues from operating leases of equipment are recognized on a systematic and rational basis (normally a straight-line basis) over the term of the lease. When the Company receives no identifiable, separable benefit for consideration given to a customer (e.g. discounts and rebates), the consideration is recorded as a reduction of revenue rather than as an expense as the Company considers this to result in a more appropriate presentation of transactions in the financial statements.
  Non-High Cost Serving Area Deferral Account: On May 30, 2002, and on July 31, 2002, the CRTC issued Decision 2002-34 and Decision 2002-43, respectively, pronouncements that will affect the Company's wireline revenues for five-year periods beginning June 1, 2002, and August 1, 2002, respectively. In an effort to foster competition for residential basic service in non-high cost serving areas, the concept of a deferral account mechanism was introduced by the CRTC, as an alternative to mandating price reductions.
  The deferral account arises from the CRTC requiring the Company to defer the income statement recognition of a portion of the monies received in respect of residential basic services provided to non-high cost serving areas. The revenue deferral is based on the rate of inflation (as measured by a chain-weighted Gross Domestic Product Price Index), less a productivity offset of 3.5%, and an "exogenous factor" that is associated with allowed recoveries in previous price cap regimes that have now expired. The Company may recognize the deferred amounts upon the undertaking of qualifying actions, such as Service Improvement Programs in qualifying non-high cost serving areas, rate reductions (including those provided to competitors as required in Decision 2002-34 and Decision 2002-43) and/or rebates to customers. To the extent that a balance remains in the deferral account, interest expense of the Company is required to be accrued at the Company's short-term cost of borrowing.

--------------------------------------------------------------------------------------------------------------------------------
Price cap factors for price cap years commencing June 1, 		                        2006		2005
--------------------------------------------------------------------------------------------------------------------------------
Rate of inflation (as measured by the chain-weighted
Gross Domestic Product Price Index)			                                          3.1%	          3.2%
Exogenous factor						                                    0%	            0%
--------------------------------------------------------------------------------------------------------------------------------

  The Company has adopted the liability method of accounting for the deferral account. This results in the Company recording a liability to the extent that activities it has undertaken, realized rate reductions for Competitor Services and other future qualifying events do not extinguish the balance of the deferral account, as further discussed in Note 19(a) and quantified in Note 20(b). This also results in the Company continuing to record incremental liability amounts, subject to reductions for the mitigating activities, for the remaining duration of the Decisions' four-year periods. Other than for the interest accrued on the balance of the deferral account, which would be included in financing costs, substantially all income statement effects of the deferral account are recorded through operating revenues. The CRTC can direct that the Company undertake activities drawing down the deferral account that would not affect the income statement; the financial statement impacts of those activities would be contingent on what the CRTC directed.

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

(f) Depreciation and amortization

Assets are depreciated on a straight-line basis over their estimated useful life as determined by a continuing program of studies. Depreciation includes amortization of assets under capital leases and amortization of leasehold improvements. Leasehold improvements are normally amortized over the lesser of their expected average service life or the term of the lease. Intangible assets with finite lives ("intangible assets subject to amortization") are amortized on a straight-line basis over their estimated lives; estimated lives are reviewed at least annually and are adjusted as appropriate. The continuing program of asset life studies considers such items as timing of technological obsolescence, competitive pressures and future infrastructure utilization plans; such considerations could also indicate that carrying values of assets may not be recoverable. If the carrying values of assets were not considered recoverable, an impairment provision (measured at the amount by which the carrying values of the assets exceeds their fair values) would be recorded.
  Estimated useful lives for the majority of the Company's capital assets subject to depreciation and amortization are as follows:

					                                                        Estimated
                                                                                                useful lives(1)
--------------------------------------------------------------------------------------------------------------------------------
Property, plant, equipment and other
  Telecommunications assets
    Outside plant								                17 to 40 years
    Inside plant								                 5 to 15 years
    Wireless site equipment								        6.5 to 8 years
  Balance of depreciable property, plant, equipment and other					 4 to 20 years
Intangible assets subject to amortization
  Subscriber base
    Wireline					                                                      40 years
    Wireless					                                                       7 years
  Software					                                                  3 to 5 years
  Access to rights-of-way and other				                     	         8 to 30 years
--------------------------------------------------------------------------------------------------------------------------------

(1) The composite depreciation rate for the year ended December 31, 2006, was 6.3% (2005 -- 6.4%).
    The rate is calculated by dividing depreciation expense by an average gross book value of depreciable assets for the reporting period. A result of this methodology is that the composite depreciation rate will be lower in a period that has a higher proportion of fully depreciated assets remaining in use.

  The Company chose to depreciate and amortize its assets on a straight-line basis as it believes that this method better reflects the consumption of resources related to the economic lifespan of the assets than use of an accelerated method and thus is more representative of the economic substance of the underlying use of the assets.
  The carrying value of intangible assets with indefinite lives, and goodwill, are periodically tested for impairment using a two-step impairment test. The frequency of the impairment test generally is the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives and goodwill must, at a minimum, be tested annually; the Company has selected December as its annual test time. No impairment amounts arose from the December 2006 and December 2005 annual tests. The test is applied to each of the Company's two reporting units (the reporting units being identified in accordance with the criteria in the Canadian Institute of Chartered Accountants ("CICA") Handbook section for intangible assets and goodwill): Wireline and Wireless.

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

(g) Translation of foreign currencies

Trade transactions completed in foreign currencies are translated into Canadian dollars at the rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date with any resulting gain or loss being included in the Consolidated Statements of Income, as set out in Note 8. Hedge accounting is applied in specific instances as further discussed in Note 1(h).

  The Company has a minor foreign subsidiary that is considered to be self-sustaining. Accordingly, foreign exchange gains and losses arising from the translation of the minor foreign subsidiary's accounts into Canadian dollars are deferred and reported as cumulative foreign currency translation adjustment in the equity section of the Consolidated Balance Sheets, as set out in Note 18(a) and discussed further in Note 2(b).

(h) Hedge accounting

General: The Company applies hedge accounting to the financial instruments used to:

* establish designated currency hedging relationships for its U.S. Dollar denominated long-term debt future cash outflows (semi-annual interest payments and principal payments at maturity), as set out in Note 5 and further discussed in Note 17(b);
* forward starting interest rate swap agreements, as further discussed in Note
  5;
* fix the compensation cost arising from specific grants of restricted stock units, as set out in Note 5 and further discussed in Note 12(c); and
* for certain U.S. Dollar denominated future purchase commitments, as set out in Note 5.

  Hedge accounting: The purpose of hedge accounting, in respect of the Company's designated hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods. The Company chose to apply hedge accounting, as it believes this is more representative of the economic substance of the underlying transactions.

  In order to apply hedge accounting, a high correlation (which indicates effectiveness) is required in the offsetting changes in the values of the financial instruments (the "hedging items") used to establish the designated hedging relationships and all, or a part, of the asset, liability or transaction having an identified risk exposure that the Company has taken steps to modify (the "hedged items"). The Company assesses the anticipated effectiveness of designated hedging relationships at inception and for each reporting period thereafter. A designated hedging relationship is considered effective by the Company if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal of the hedged item; maturity dates; payment dates; and interest rate index (if, and as, applicable). Any ineffectiveness, such as from a difference between the notional amount of the hedging item and the principal of the hedged item, or if a previously effective designated hedging relationship becomes ineffective, is reflected in the Consolidated Statements of Income as "Financing costs" if in respect of long-term debt or U.S. Dollar denominated temporary investments and as "Operations" expense if in respect of share-based compensation or U.S. Dollar denominated future purchase commitments.

  Deferred hedging assets and liabilities: In the application of hedge accounting to U.S. Dollar denominated long-term debt future cash outflows, an amount (the "hedge value") is recorded in respect of the fair value of the hedging items only to the extent that their value counterbalances the difference between the Canadian dollar equivalent of the value of the hedged items at the rate of exchange at the balance sheet date and the Canadian dollar equivalent of the value of the hedged items at the rate of exchange in the hedging items.

  In the application of hedge accounting to the compensation cost arising from share-based compensation, an amount (the "hedge value") is recorded in respect of the fair value of the hedging items only to the extent that their value counterbalances the difference between the quoted market price of the Company's Common Shares and/or Non-Voting Shares at the balance sheet date and the price of the Company's Common Shares and/or Non-Voting Shares in the hedging items.

(i) Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized based upon the expected timing of the reversal of such temporary differences, or usage of such tax losses, and application of the substantively enacted tax rates at the time of such reversal or usage.

  The operations of the Company are complex, and related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. The Company only recognizes the income tax benefit of an uncertain tax position when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized. The Company accrues for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. The Company includes such charges as a component of financing costs.

  The Company's research and development activities may be eligible to earn Investment Tax Credits; the determination of eligibility is a complex matter. The Company only recognizes the Investment Tax Credits when it is more likely than not that the ultimate determination of the eligibility of the Company's research and development activities will result in the Investment Tax Credits being received. When it is more likely than not that the Investment Tax Credits will be received, they are accounted for using the cost reduction method whereby such credits are deducted from the expenditures or assets to which they relate, as set out in Note 9.

(j) Share-based compensation

Canadian GAAP requires, for share options granted after 2001, that a fair value be determined for share options at the date of grant and that such fair value be recognized in the financial statements. Proceeds arising from the exercise of share options are credited to share capital.

  In respect of restricted stock units, as set out in Note 11(c), the Company accrues a liability equal to the product of the vesting restricted stock units multiplied by the fair market value of the corresponding shares at the end of the reporting period (unless hedge accounting is applied, as set out in Note 1(h)). The expense for restricted stock units that are forfeited or cancelled is reversed against the expense that had been recorded up to the date of forfeiture or cancellation.

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

(k) Employee future benefit plans

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

(l) Cash and temporary investments, net

Cash and temporary investments, which include investments in money market instruments that are purchased three months or less from maturity, are presented net of outstanding items including cheques written but not cleared by the bank as at the balance sheet date. Cash and temporary investments, net, are classified as a liability on the balance sheet when the amount of the cheques written but not cleared by the bank exceeds the amount of the cash and temporary investments. When cash and temporary investments, net, are classified as a liability, they may also include overdraft amounts drawn on the Company's bilateral bank facilities, which revolve daily and are discussed further in Note 16.

(m) Sales of receivables

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

(n) Inventories

The Company's inventory consists primarily of wireless handsets, parts and accessories and communications equipment held for resale. Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis. Prior to 2006, inventories of wireless handsets, parts and accessories were valued at the lower of cost and replacement cost, with cost being determined on an average cost basis; the Company was not materially affected by the change in valuation method, which was prospectively applied.

(o) Capital assets

General: Capital assets are recorded at historical cost and, with respect to self-constructed property, plant, equipment and other, include materials, direct labour and applicable overhead costs. With respect to internally-developed, internal-use software, recorded historical costs include materials, direct labour and direct labour-related costs. Where property, plant, equipment and other construction projects exceed $50 million and are of a sufficiently long duration (generally, longer than twelve months), an amount is capitalized for the cost of funds used to finance construction. The rate for calculating the capitalized financing costs is based on the Company's one-year cost of borrowing.
  When property, plant and/or equipment are sold by the Company, the historical cost less accumulated depreciation is netted against the sale proceeds and the difference is included in the Consolidated Statements of Income as "Other expense, net".
  Asset retirement obligations: Liabilities are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment (primarily certain items of outside plant and wireless site equipment) when those obligations result from the acquisition, construction, development or normal operation of the assets. The obligations are measured initially at fair value, determined using present value methodology, and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset and the discount accretion is included in determining the results of operations.

(p) Leases

Leases are classified as capital or operating depending upon the terms and conditions of the contracts.
  Where the Company is the lessee, asset values recorded under capital leases are amortized on a straight-line basis over the period of expected use. Obligations recorded under capital leases are reduced by lease payments net of imputed interest.
  For the year ended December 31, 2006, real estate and vehicle operating lease expenses, which are net of the amortization of the deferred gain on the sale-leaseback of buildings, were $178.1 million (2005 -- $165.1 million). The unamortized balances of the deferred gains on the sale-leaseback of buildings are set out in Note 20(b).

(q) Investments

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

2 accounting policy developments

(a) Convergence with International Financial Reporting Standards

In 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being converged with International Financial Reporting Standards over a transitional period currently expected to be approximately five years. The precise timing of convergence will depend on an Accounting Standards Board "progress review" to be undertaken by early 2008.
  Canadian GAAP will be converged with International Financial Reporting Standards through a combination of two methods: as current joint-convergence projects of the United States' Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada's Accounting Standards Board and may be introduced in Canada before the complete changeover to International Financial Reporting Standards; and standards not subject to a joint-convergence project will be exposed in an omnibus manner.
  As this convergence initiative is very much in its infancy as of the date of these consolidated financial statements, it would be premature to currently assess the impact of the initiative, if any, on the Company.

(b) Comprehensive income

Commencing with the Company's 2007 fiscal year, the new recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook
Section 3855) and for hedges (CICA Handbook Section 3865) will apply to the Company. In the Company's specific instance, the transitional rules for these sections require prospective implementation at the beginning of a fiscal year (the exception being in respect of the cumulative foreign currency translation adjustment, which is retroactively adjusted for at the beginning of the fiscal year of adoption). Currently, the concept of comprehensive income for purposes of Canadian GAAP, in the Company's specific instance, will be primarily to include changes in shareholders' equity arising from unrealized changes in the fair values of financial instruments.
  The majority of the impact on the Company of adopting the other comprehensive income and related standards currently arises from the Company's cross currency interest rate swap agreements, as discussed further in Note 5 and
Note 17(b) and, to a lesser extent, the cash-settled equity forward agreements that the Company entered into in respect of share-based compensation, as discussed further in Note 5 and Note 11(c).
  In the application of hedge accounting to U.S. Dollar denominated long-term debt future cash outflows, an amount (the "hedge value") is recorded in the Consolidated Balance Sheets in respect of the value of the hedging items. The difference between the hedge value that would be recorded on the consolidated balance sheet subsequent to, and prior to, the adoption of the new CICA recommendations, in respect of the U.S. Dollar denominated long-term debt future cash flows, is the difference between the fair value of the hedging items and the hedging asset or liability necessary to recognized the Canadian dollar equivalent of the value of the hedged items at the rate of exchange in the hedging items.
  Comprehensive income as prescribed by U.S. GAAP, and which is disclosed in
Note 21(h), is largely aligned with comprehensive income as prescribed by Canadian GAAP, including the impacts of the new recommendations for the recognition and measurement of financial instruments and for hedges. The magnitude of the impacts on the Company of adopting the new recommendations would not differ materially from the impacts reflected in Note 21(h), other than for pension accounting impacts. In the Company's specific instance there is currently a difference in other comprehensive income in that U.S. GAAP includes, in respect of pension and other defined benefit plans, the difference between the net funded status of the plans and the net accrued benefit asset or liability; Canadian GAAP does not include this currently, but an exposure draft from Canada's Accounting Standards Board is expected in the first half of 2007 that would eliminate this difference.

(c) Accounting changes

Commencing with the Company's 2007 fiscal year, the new recommendations of the CICA for accounting changes (CICA Handbook Section 1506) will apply to the Company. Most significantly, the new recommendations stipulate that voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information and that new disclosures are required in respect of changes in accounting policies, changes in accounting estimates and correction of errors. The Company is not currently materially affected by the new recommendations.

(d) Business combinations

Possibly commencing in the Company's 2007 fiscal year, the proposed amended recommendations of the CICA for accounting for business combinations will apply to the Company's business combinations, if any, with an acquisition date subsequent to the amended recommendations coming into force. Whether the Company would be materially affected by the proposed amended recommendations would depend upon the specific facts of the business combinations, if any, occurring subsequent to the amended recommendations coming into force. Generally, the proposed recommendations will result in measuring business acquisitions at the fair value of the acquired entities and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests).

(e) Capital structure financial policies

Effective December 31, 2006, the Company early adopted the new recommendations of the CICA for disclosure of the Company's objectives, policies and processes for managing capital (CICA Handbook Section 1535), as discussed further in
Note 3.

(f) Financial instruments -- disclosure and presentation

Commencing with the Company's 2008 fiscal year, the new recommendations of the CICA for financial instrument disclosures and presentation (CICA Handbook
Section 3862) will apply to the Company. The new recommendations will result in incremental disclosures, relative to those currently, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how an entity manages those risks. The Company is assessing how it will be affected by these new recommendations.

(g) Earnings per share

Amendments were proposed to the recommendations of the CICA for the calculation and disclosure of earnings per share (CICA Handbook Section 3500); such amendments had progressed to the typescript stage. In July 2006, the typescript with the proposed amendments, which would have applied to the Company, was withdrawn and an announcement was made indicating that an International Financial Reporting Standards-based exposure draft from Canada's Accounting Standards Board would be issued at a later date, now expected in the first half of 2007.

3 capital structure financial policies

The Company's objectives when managing capital are: (i) to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and
(ii) to manage capital in a manner which balances the interests of equity and debt holders.
  In the management of capital, the Company includes shareholders' equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized accounts receivable in the definition of capital.
  The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade receivables to an arm's-length securitization trust.
  The Company monitors capital on a number of bases, including: net debt to total capitalization; net debt to Earnings Before Interest, Taxes, Depreciation and Amortization -- excluding restructuring and workforce reduction costs ("EBITDA -- excluding restructuring and workforce reduction costs"); and dividend payout ratio of sustainable net earnings.
  Net debt to total capitalization is calculated as net debt divided by total capitalization. Net-debt is a non-GAAP measure, whose nearest GAAP measure is long-term debt; the calculation of net-debt is as set out in the following schedule. Net debt, before addition of securitized accounts receivable, is one component of a ratio used to determine compliance with debt covenants. Total capitalization is defined as the sum of net debt, non-controlling interest and shareholders' equity (excluding accumulated other comprehensive income).
  Net debt to EBITDA -- excluding restructuring and workforce reduction costs is calculated as net-debt at the end of the period divided by twelve-month trailing EBITDA -- excluding restructuring and workforce reduction costs. The calculation of EBITDA -- excluding restructuring and workforce reduction costs is a non-GAAP measure whose nearest GAAP measure is net income; the calculation of EBITDA -- excluding restructuring and workforce reduction costs is as set out in the following schedule. This measure, historically, is substantially the same as the leverage ratio covenant in the Company's credit facilities.
  Dividend payout ratio of sustainable net earnings is calculated as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the twelve-month trailing period.
  During 2006, the Company's strategy, which was unchanged from 2005, was to maintain the liquidity measures set out in the following schedule. The Company believes that these liquidity measure targets are currently at the optimal level and provide access to capital at a reasonable cost by maintaining credit ratings in the range of BBB+ to A-, or the equivalent.


	                                                             Liquidity measure
As at, or years ended, December 31 ($ in millions)	                 targets	           2006		      2005
--------------------------------------------------------------------------------------------------------------------------------
Components of debt and coverage ratios
  Net debt (including securitized accounts receivable)(1)				         $  6,278.1 	    $  6,294.4
  Total capitalization -- book value 					                         $ 13,229.8 	    $ 12,690.0
  EBITDA -- excluding restructuring and workforce reduction costs(2)			         $  3,658.1 	    $  3,349.2
  Net interest cost(3)				                                                 $    504.7 	    $    623.1
Debt ratios
  Net debt to total capitalization			                 45 -- 50%		       47.5%		  47.7%
  Net debt to EBITDA -- excluding restructuring and workforce
    reduction costs 	                                              1.5:1 -- 2.0:1	    	        1.7		   1.9
Coverage ratios
  Interest coverage on long-term debt(4)					                        3.9		   2.5
  EBITDA -- excluding restructuring and workforce reduction costs
    interest coverage(5)			                                                        7.2		   5.4
Other measures
  Dividend payout ratio of sustainable net earnings		         45 -- 55%		        46%		   56%
--------------------------------------------------------------------------------------------------------------------------------
(1) Net debt is calculated as follows:

    As at December 31					                                           2006		      2005
--------------------------------------------------------------------------------------------------------------------------------
    Long-term debt (Note 17)					                                 $  4,928.1 	    $  4,644.9
    Deferred hedging liability, net						                      838.5 	       1,158.1
--------------------------------------------------------------------------------------------------------------------------------
						                                                    5,766.6 	       5,803.0
    Cash and temporary investments, net						                       11.5 		  (8.6)
    Securitized accounts receivable (Note 13)						              500.0 		 500.0
--------------------------------------------------------------------------------------------------------------------------------
    Net debt					                                                 $  6,278.1 	    $  6,294.4
================================================================================================================================
(2) EBITDA -- excluding restructuring and workforce reduction costs is calculated as follows:

    Years ended December 31					                                   2006		      2005
--------------------------------------------------------------------------------------------------------------------------------
    EBITDA (see Note 6)					                                         $  3,590.3 	    $  3,295.3
    Restructuring and workforce reduction costs (Note 7)					       67.8 	          53.9
---------------------------------------------------------------------------------------------------------------------------------
    EBITDA -- excluding restructuring and workforce reduction costs				 $  3,658.1 	    $  3,349.2
================================================================================================================================

(3) Net interest cost is defined as financing costs before gains on redemption and repayment of debt, calculated on a twelve-month trailing basis (losses recorded on the redemption of long-term debt are included in net interest cost).

(4) Interest coverage on long-term debt is defined as net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt (including losses recorded on the redemption of long-term debt).

(5) EBITDA -- excluding restructuring and workforce reduction costs interest coverage is defined as EBITDA -- excluding restructuring and workforce reduction costs divided by net interest cost. This measure is substantially the same as the coverage ratio covenant in the Company's credit facilities.

  As net debt was comparable year-over-year, the increase in total capitalization is attributed to an increase in shareholders' equity (mainly increased retained earnings net of lower share capital, which was due primarily to share repurchases under normal course issuer bid share repurchase programs, as further discussed in Note 18(f)).
  The net debt to EBITDA -- excluding restructuring and workforce reduction costs ratio measured at December 31, 2006, improved as a result of increased EBITDA -- excluding restructuring and workforce reduction costs.
  Interest coverage on long-term debt improved by 0.9 because of lower interest expenses and improved by 0.5 because of increased income before taxes and interest expense. The EBITDA -- excluding restructuring and workforce reduction costs interest coverage ratio improved by 1.3 due to lower net interest cost and improved by 0.5 due to higher EBITDA -- excluding restructuring and workforce reduction costs.
  The dividend payout ratio for the twelve-month period ended December 31, 2006, was near the low end of the target guideline of 45 to 55% for sustainable net earnings due mainly to actual earnings including positive impacts from tax rate changes and tax recoveries that were unique to 2006. The dividend payout ratio was 54% when calculated excluding these 2006 income tax items. The dividend payout ratio for the twelve-month period ending December 31, 2005, was higher than the target guideline due primarily to actual earnings including after-tax labour negotiations-related emergency operations procedures expenses.



4 regulation of rates charged to customers

(a) General

The provision of telecommunications services by the Company through TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership is subject to regulation under provisions of the Telecommunications Act. The regulatory authority designated to implement the Telecommunications Act is the CRTC, which is established pursuant to the terms of the Canadian Radio-television and Telecommunications Act.
  Pursuant to Part III of the Telecommunications Act, the CRTC may forbear, conditionally or unconditionally, from regulating the rates for certain telecommunications services, or certain classes of telecommunications service providers, where the CRTC finds that the service or class of service provided by the telecommunications service provider is subject to competition sufficient to protect the interests of customers. The TELE-MOBILE COMPANY partnership has, for example, been granted forbearance from regulation in relation to its entire portfolio of wireless and paging services. TELUS Communications Inc., in comparison, has been granted forbearance in relation to the setting of rates for a number of its wireline telecommunications services, including interexchange voice services, wide area network services and retail Internet services. TELUS Communications Inc. also operates as a forborne telecommunications service provider when it provides telecommunications services (primarily business local exchange service) outside of its traditional incumbent serving territory (Alberta, British Columbia and parts of Quebec) and, as such, all of its services are not subject to rate regulation.
  The fact that a portion of the Company's operations remain subject to rate regulation does not result in the Company selecting accounting policies that would differ from generally accepted accounting principles.
  Less than one-third of the Company's revenues are from Wireline segment regulated services and subject to CRTC price regulation; none of the Company's Wireless segment revenues are currently subject to CRTC regulation.
  The major categories of telecommunications services provided by TELUS Communications Inc. that are subject to rate regulation or have been forborne from rate regulation are as follows:

Regulated services		                                           Forborne services (not subject to rate regulation)
---------------------------------------------------------------------------------------------------------------------------------
* Residential wireline services in incumbent local                         * Non-incumbent local exchange carrier services
  exchange carrier regions                                                 * Long distance services
* Business wireline services in incumbent local                            * Internet services
  exchange carrier regions                                                 * International telecommunications services(1)
* Competitor services                                                      * Interexchange private line services
* Public telephone services                                                * Certain data services
                                                                           * Cellular, enhanced specialized mobile radio digital
                                                                             ("ESMR digital") and personal communications
                                                                              services digital ("PCS digital")
                                                                           * Other wireless services, including paging
                                                                           * Sale of customer premises equipment ("CPE")
--------------------------------------------------------------------------------------------------------------------------------

(1) Forborne on routes where one or more competitors are offering or providing services at DS-3 or greater bandwidth.

(b) Price caps form of regulation

The CRTC has adopted a form of price cap regulation as the means by which it regulates the prices for the Company's telecommunications rate regulated services. The current four-year price regulation regime commenced on June 1, 2002, with the issuance of the CRTC's Decision 2002-34. On December 16, 2005, the CRTC issued Decision 2005-69 that extended the current price cap regime, without changes, for a period of one year to May 31, 2007. The CRTC conducted a review of the existing price cap regulation which included an oral hearing held in Gatineau, Quebec. This proceeding was concluded in the fourth quarter of 2006 and the Company anticipates the CRTC will issue its decision in this matter in mid-2007. The Company will account for any necessary changes arising from this proceeding on a prospective basis.
  Rate-setting methodology: Under the current price regulation framework, services are separated into seven service categories, or "baskets". While the Company has a degree of flexibility to raise and lower rates in response to market pressures, prices within baskets are capped using a formula that depends on the relationship between the inflation rate (as measured by the chain-weighted Gross Domestic Product Price Index) and an estimate of the telephone companies' productivity gains, which the CRTC has set at 3.5% for each of the four years of the current price cap regime, and subsequent one-year extension period, irrespective of the unique operating conditions of each telephone company. On average, rates for basic residential services should not increase unless inflation goes above 3.5% whereas business services rates are allowed to increase, on average, by the annual inflation rate.


Specific details on price cap constraints are as follows:

	                                                                            Price cap constraint
                                                   ------------------------------------------------------------------------------
	                                                               Inflation less                                Overriding
                                                                       3.5%                                          maximum
                                                                       productivity           Deferral               annual
Capped basket	                                   Inflation           offset                 account(1)             increase
---------------------------------------------------------------------------------------------------------------------------------
Residential wireline services in incumbent
  local exchange carrier regions
  In non-high cost serving areas			                X		       X		      5%(2)
  In high cost serving areas			                        X		                              5%(2)
Business wireline services in incumbent
  local exchange carrier regions	           X						                     10%
Other capped services			                                X
Competitor services			                                X
Public telephone services							                                      0%(3)
Services with frozen rates (e.g. 9-1-1 service)                                                                       0%
---------------------------------------------------------------------------------------------------------------------------------

(1) When inflation is less than 3.5%, an amount equal to the revenue reduction otherwise required by the pricing constraint, but not implemented, will be placed in the deferral account (see Note 1(c), Note 19(a) and Note 20(b)). The Company may subsequently recognize the deferred amounts upon the undertaking of qualifying actions, such as Service Improvement Programs in qualifying non-high cost serving areas, rate reductions (including those mandatorily provided to competitors) and/or rebates to customers. The deferral account is the most significant obligation recorded on the Consolidated Balance Sheets that arises from the CRTC's regulatory authority.
(2) For residential optional features, the maximum annual increase is $1 per feature, excepting service bundles.
(3) The rates for payphone services will remain at current levels until the CRTC reviews payphone service policy issues.


(c)	Other non-price cap regulation

Other: The CRTC has adopted an imputation test filing requirement to set floor prices for rate regulated services. The imputation test filing requirements ensure that the incumbent telephone companies do not reduce rates for services below their costs in an effort to thwart competitive entry or engage in predatory pricing to drive out existing competitors.
  Unbundling of essential facilities: In an effort to foster facilities-based competition in the provision of telecommunications services, the CRTC has mandated that certain essential or near-essential facilities be made available to competitors at rates based on their incremental costs plus an approved mark-up. The CRTC has defined essential facilities as facilities which are monopoly controlled, required by competitors as an input to provide services and which cannot be economically or technically duplicated by competitors (which include central office codes, subscriber listings and certain local loops in high-cost serving areas). The incumbent local exchange carriers must provide certain non-essential facilities, which the CRTC deems to be near essential, such as local loop facilities in low cost areas and transiting arrangements, at prices determined as if they were essential facilities. This obligation on the part of the incumbent local exchange carriers will continue until the market for near essential loops and transiting arrangements is competitive.
  Voice contribution expense and portable subsidy revenue: Local exchange carriers' costs of providing the level of basic residential services that the CRTC requires to be provided in high cost serving areas is more than the CRTC allows the local exchange carriers to charge for the level of service. To ameliorate the situation, the CRTC collects contribution payments, in a central fund, from all Canadian telecommunications service providers (including voice, data and wireless service providers) that are then disbursed as portable subsidy payments to subsidize the costs of providing residential telephone services in high cost serving areas. The portable subsidy payments are paid based upon a total subsidy requirement calculated on a per line/per band subsidy rate, as further discussed in Note 1(c). The CRTC currently determines, at a national level, the total contribution requirement necessary to pay the portable subsidies and then collects contribution payments from the Canadian telecommunications service providers, calculated as a percentage of their telecommunications service revenue (as defined in CRTC Decision 2000 -- 745 and Telecom Order CRTC 2001-220). The final contribution expense rate for 2006 is 1.03% and the interim rate for 2007 has been similarly set at 1.03%. The Company's contributions to the central fund, $65.9 million for the year ended December 31, 2006 (2005 -- $63.0 million), are accounted for as an operations expense and the portable subsidy receipts, $63.2 million for the year ended December 31, 2006 (2005 -- $72.2 million), are accounted for as local revenue.

5 financial instruments

The Company's financial instruments consist of cash and temporary investments, accounts receivable, investments accounted for using the cost method, as further discussed in Note 1(p), accounts payable, restructuring and workforce reduction accounts payable, short-term obligations, long-term debt, interest rate swap agreements, share-based compensation cost hedges, as further discussed in Note 11(b)-(c), and foreign exchange hedges.
  The Company uses various financial instruments, the fair values of some which are not reflected on the balance sheets, to reduce or eliminate exposure to interest rate and foreign currency risks and to reduce or eliminate exposure to increases in the compensation cost arising from certain forms of share-based compensation; effective January 1, 2007, the fair values of all such financial instruments will be reflected on the consolidated balance sheets, as further discussed in Note 2(b). These instruments are accounted for on the same basis as the underlying exposure being hedged. The majority of the notional value of these instruments was added during 2001 and pertains to TELUS' U.S. Dollar borrowing. During the second quarter of 2006, as further discussed in Note 17(b), the Company terminated a number of cross currency interest rate swap agreements and entered into new cross currency interest rate swap agreements in respect of the Company's U.S. Dollar Notes maturing in June 2007.
  Use of these instruments is subject to a policy, which requires that no derivative transaction be entered into for the purpose of establishing a speculative or a levered position, and sets criteria for the creditworthiness of the transaction counterparties.
  Price risk -- interest rate: The Company is exposed to interest rate risk arising from fluctuations in interest rates on its temporary investments, short-term obligations and long-term debt.
  In contemplation of the planned refinancing of the debt maturing June 1, 2007,as set out in Note 17, the Company has entered into forward starting interest rate swap agreements that, as at December 31, 2006, have the effect of fixing the underlying interest rate on up to $500 million of replacement debt. Hedge accounting has been applied to these forward starting interest rate swap agreements.
  Price risk -- currency: The Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. Dollar denominated long-term debt. Currency hedging relationships have been established for the related semi-annual interest payments and principal payments at maturity, as further discussed in Note 1(h) and set out in Note 17(b).
  The Company's foreign exchange risk management also includes the use of foreign currency forward contracts to fix the exchange rates on short-term foreign currency transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts on an exception basis only.
  As at December 31, 2006, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rates on U.S.$13 million of fiscal 2007 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Wireless segment.
  Price risk -- other: The Company is exposed to a market risk with respect to its short-term investments in that the fair value will fluctuate because of changes in market prices.
  Credit risk: The Company is exposed to credit risk with respect to its short-term deposits, accounts receivable, interest rate swap agreements and foreign exchange hedges.
  Credit risk associated with short-term deposits is minimized substantially by ensuring that these financial assets are placed with governments, well-capitalized financial institutions and other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.
  Credit risk associated with accounts receivable is minimized by the Company's large customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains provisions for potential credit losses, and any such losses to date have been within management's expectations.
  Counterparties to the Company's interest rate swap agreements, foreign exchange hedges and share-based compensation cost hedges are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties' credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedges due to its credit rating and those of its counterparties. While the Company is exposed to credit losses due to the nonperformance of its counterparties, the Company considers the risk of this remote; if all counterparties were not to perform, the pre-tax effect would be limited to the value of any deferred hedging assets.
  Fair value: The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring and workforce reduction accounts payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company's investments accounted for using the cost method would not exceed their fair values.
  The fair values of the Company's long-term debt are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly.
  The fair values of the Company's derivative financial instruments used to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are estimated based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions.

As at December 31			                              2006		                   2005
--------------------------------------------------------------------------------------------------------------------------------
                                        Hedging item
                                        maximum             Carrying                             Carrying
(millions)                              maturity date       amount             Fair value        amount	           Fair value
--------------------------------------------------------------------------------------------------------------------------------
Assets
Derivatives(1)(2) used to manage
  changes in compensation costs
  arising from restricted stock
  units (Note 11(c))	               November 2008	    $	    6.0 	$      11.4 	 $      12.2 	   $	   19.5
=================================================================================================================================

Derivatives(1)(2) used to manage
  currency risks arising from U.S.
  Dollar denominated purchases to
  which hedge accounting is
  - Applied	                       March 2007	    $	     -- 	$       0.5 	 $        -- 	   $	     --
  - Not applied	                       December 2007	    $	     -- 	$       5.6 	 $        -- 	   $	     --
=================================================================================================================================
Liabilities
 Long-term debt
  Principal (Note 17)			                    $	4,928.1 	$   5,535.9 	 $   4,644.9 	   $	5,371.6
  Derivatives(1)(2) used to manage
   interest rate and currency risks
   associated with U.S. Dollar
   denominated debt (Note 17(b))
   - Deferred hedging asset				          (40.4)				  --
   - Deferred hedging liability
   - Current				                          165.8 				  --
   - Non-current				                  710.3 			     1,154.3
 		                                           -------------                        -------------
				                                  835.7 			     1,154.3
   - Interest payable				                    6.3 				 9.7
                                                           ------------- 		        -------------
  Net	                               June 2011	          842.0 	    1,090.6 	     1,164.0 	        1,470.5
Derivatives(1)(2) used to manage
   interest rate risk associated
   with planned refinancing of
   debt maturing June 1, 2007          June 2007		     -- 		6.5 	          -- 		     --
---------------------------------------------------------------------------------------------------------------------------------
			                                    $	5,770.1 	$   6,633.0 	 $   5,808.9 	   $	6,842.1
=================================================================================================================================
Derivatives(1)(2) used to manage
   currency risks arising from U.S.
   Dollar denominated purchases to
   which hedge accounting is
   - Applied	                       June 2006	    $	     -- 	$	 -- 	 $	  -- 	    $	   0.1
   - Not applied	               March 2006	    $	     -- 	$	 -- 	 $	  -- 	    $	   0.4
=================================================================================================================================

(1)Notional amount of all derivative financial instruments outstanding is $5,138.6 (2005 -- $4,904.8).
(2) Designated as cash flow hedging items.

6 segmented information

The Company's reportable segments are Wireline and Wireless. The Wireline segment includes voice local, voice long distance, data and other telecommunications services excluding wireless. The Wireless segment includes digital personal communications services, equipment sales and wireless Internet services. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties. The following segmented information is regularly reported to the Company's Chief Executive Officer (the Company's chief operating decision maker).


Years ended
December 31                  Wireline		         Wireless		   Eliminations		    Consolidated
(millions)	       2006	      2005	    2006	 2005	       2006	    2005	  2006	      2005
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues
External revenue       $ 4,823.1     $ 4,847.2 	   $ 3,857.9 	$ 3,295.5     $      --     $     -- 	 $ 8,681.0    $ 8,142.7
Intersegment revenue	    98.3 	  90.4 		23.4 	     23.5 	 (121.7)      (113.9)	        -- 	     --
---------------------------------------------------------------------------------------------------------------------------------
		         4,921.4       4,937.6 	     3,881.3 	  3,319.0 	 (121.7)      (113.9)	   8,681.0 	8,142.7
---------------------------------------------------------------------------------------------------------------------------------
Operating expenses
Operations expense	 3,020.5       3,031.4 	     2,124.1 	  1,876.0 	 (121.7)      (113.9)	   5,022.9 	4,793.5
Restructuring and
 work-force reduction
  costs		            61.6 	  53.9 		 6.2 	      -- 	     -- 	  -- 	      67.8  	   53.9
---------------------------------------------------------------------------------------------------------------------------------
		         3,082.1       3,085.3 	     2,130.3 	  1,876.0 	 (121.7)      (113.9)	   5,090.7 	4,847.4
---------------------------------------------------------------------------------------------------------------------------------
EBITDA(1)	       $ 1,839.3     $ 1,852.3 	   $ 1,751.0 	$ 1,443.0      $     --     $	  -- 	 $ 3,590.3    $	3,295.3
=================================================================================================================================
CAPEX(2)	       $ 1,191.0     $   914.2 	   $   427.4 	$   404.8      $     --     $	  -- 	 $ 1,618.4    $	1,319.0
=================================================================================================================================
EBITDA less CAPEX      $   648.3     $   938.1 	   $ 1,323.6 	$ 1,038.2      $     --     $	  -- 	 $ 1,971.9    $	1,976.3
=================================================================================================================================
								        EBITDA (from above)	         $ 3,590.3    $	3,295.3
								        Depreciation		           1,353.4 	1,342.6
								        Amortization		             222.2 	  281.1
                                                                        ---------------------------------------------------------

								        Operating income		   2,014.7 	1,671.6
								        Other expense, net		      28.0 	   18.4
								        Financing costs		             504.7 	  623.1
                                                                        ---------------------------------------------------------

								        Income before income taxes
                                                                          and non-controlling interests	   1,482.0 	1,030.1
								        Income taxes		             351.0 	  322.0
								        Non-controlling interests	       8.5 	    7.8
                                                                        --------------------------------------------------------

								        Net income	                 $ 1,122.5    $	  700.3
                                                                        ========================================================

(1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is a
    measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2) Total capital expenditures ("CAPEX").


7 restructuring and workforce reduction costs


(a) Overview


Years ended December 31 (millions)	                                            2006		                 2005
--------------------------------------------------------------------------------------------------------            ------------
                                                                    Office closures    General programs
                                               General programs     and               initiated prior to
                                               initiated in 2006    contracting out   2006		 Total	       Total
--------------------------------------------------------------------------------------------------------------------------------
Restructuring and workforce reduction costs
 Workforce reduction
   Voluntary	                               $    24.5 	    $   3.5 	      $    -- 	        $   28.0       $  26.1
   Involuntary		                            32.7 		4.5 		 (1.5)	            35.7 	  25.1
 Lease termination		                      -- 		0.1 		   -- 	             0.1 	   1.5
 Other		                                     3.5 		0.5 		   -- 	             4.0 	   1.2
--------------------------------------------------------------------------------------------------------------------------------
		                                    60.7 		8.6 		 (1.5)	            67.8 	  53.9
---------------------------------------------------------------------------------------------------------------------------------
Disbursements
 Workforce reduction
  Voluntary(1)		                            11.1 	       15.2 		   -- 	            26.3 	  27.4
  Involuntary and other	               	            18.6 	        2.1 		 19.9 	            40.6 	  37.2
 Lease termination	             	              -- 		0.1 		  0.8 	             0.9 	   4.8
 Other		                                     3.5 		0.5 		   -- 	             4.0 	   1.2
--------------------------------------------------------------------------------------------------------------------------------
		                                    33.2 	       17.9 		 20.7 	            71.8 	  70.6
--------------------------------------------------------------------------------------------------------------------------------

Expenses greater than (less than)
  disbursements		                            27.5 	       (9.3)		(22.2)	            (4.0)	 (16.7)
Other		                                      -- 		 -- 		   -- 		      -- 	   3.1
--------------------------------------------------------------------------------------------------------------------------------
Change in restructuring and workforce
 reduction accounts payable and accrued
 liabilities		                            27.5 	       (9.3)		(22.2)	            (4.0)	 (13.6)
   Balance, beginning of period	   	              -- 	       25.5 		 31.6 	            57.1   	  70.7
--------------------------------------------------------------------------------------------------------------------------------
   Balance, end of period	               $    27.5 	    $  16.2 	      $   9.4 	          $ 53.1       $  57.1
================================================================================================================================

(1) Early Retirement Incentive Plan, Voluntary Departure Incentive Plan and other.

(b) Programs initiated prior to 2006

General: In 2005, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integrations. These initiatives aimed to improve the Company's operating and capital productivity. As at December 31, 2006, no future expenses remain to be accrued or recorded under the smaller initiatives, but variances from estimates currently recorded may be recorded in subsequent periods.
  Office closures and contracting out: In connection with the collective agreement signed in the fourth quarter of 2005, an accompanying letter of agreement set out the planned closure, on February 10, 2006, of a number of offices in British Columbia. This initiative is a component of the Company's competitive efficiency program and is aimed at improving the Company's operating and capital productivity. The approximately 250 bargaining unit employees affected by these office closures were offered the option of redeployment or participation in a voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan).
  As at December 31, 2006, no future expenses remain to be accrued or recorded under the letter of agreement setting out the planned closure of a number of offices in British Columbia, but variances from estimates currently recorded may be recorded in subsequent periods. Other costs, such as other employee departures and those associated with real estate, will be incurred and recorded subsequent to December 31, 2006.
  Similarly, an additional accompanying letter of agreement set out that the Company intends to contract out specific non-core functions over the term of the collective agreement. This initiative is a component of the Company's competitive efficiency program and is aimed at allowing the Company to focus its resources on those core functions that differentiate the Company for its customers. The approximately 250 bargaining unit employees currently affected by contracting out initiatives were offered the option of redeployment or participation in the voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan.)
  As at December 31, 2006, no future expenses remain to be accrued or recorded under the letter agreement setting out the contracting out of specific non-core functions, in respect of the approximately 250 bargaining unit employees currently affected, but variances from estimates currently recorded may be recorded in subsequent periods. Future costs will be incurred as the initiative continues.
  Integration of Wireline and Wireless operations: On November 24, 2005, the Company announced the integration of its Wireline and Wireless operations, an initiative that will continue into future years and that is a component of the Company's competitive efficiency program.

(c) Programs initiated in 2006

General: In the first quarter of 2006, arising from its competitive efficiency program, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integration. These initiatives are aimed to improve the Company's operating productivity and competitiveness. For the year ended December 31, 2006, $37.9 million of restructuring and workforce reduction costs were recorded in respect of these smaller initiatives.
  Also arising from its competitive efficiency program, the Company undertook an initiative for a departmental reorganization and reconfiguration, resulting in integration and consolidation. In the first quarter of 2006, approximately 600 bargaining unit employees were offered the option of redeployment or participation in a voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan). As affected employees were not required to select an option until after March 31, 2006, the associated expenses were not eligible for recording prior to the second quarter of 2006. In the second quarter of 2006, approximately 275 bargaining unit employees accepted either the option of redeployment or participation in a voluntary departure program. For the year ended December 31, 2006, $17.7 million of restructuring and workforce reduction costs were recorded in respect of this initiative and were included with general programs initiated in 2006.
As at December 31, 2006, no future expenses remain to be accrued or recorded under this initiative, but variances from estimates currently recorded may be recorded in subsequent periods.
  Continuing with its competitive efficiency program for integration of Wireline and Wireless operations, for the year ended December 31, 2006, $12.2 million of restructuring and workforce reduction costs were recorded in respect of this initiative and were included with general programs initiated in 2006.

(d) 2007

The Company's estimate of restructuring and workforce reduction costs in 2007, arising from its competitive efficiency program, which includes the continued integration of Wireline and Wireless operations, does not currently exceed $50 million.

8 financing costs

Years ended December 31 (millions) 					                        2006		2005
--------------------------------------------------------------------------------------------------------------------------------
Interest on long-term debt					                              $   508.0       $   635.5
Interest on short-term obligations and other 						            2.6 	    8.2
Foreign exchange(1)						                                    6.4 	    4.6
Loss on redemption of long-term debt(2)						                     -- 	   33.5
--------------------------------------------------------------------------------------------------------------------------------
						                                                  517.0 	  681.8
Interest income
  Interest on tax refunds						                           (9.3)	  (25.2)
  Other interest income						                                   33.0)	  (33.5)
--------------------------------------------------------------------------------------------------------------------------------
                                 						                  (12.3)	  (58.7)
--------------------------------------------------------------------------------------------------------------------------------
					                                                       $  504.7        $  623.1
=================================================================================================================================

(1) For the year ended December 31, 2006, these amounts include gains of NIL (2005 -- $0.1) in respect of cash flow hedge ineffectiveness; no gains or losses were experienced arising from fair value hedge ineffectiveness.

(2) This amount includes a loss of $2.3, which arose from the associated settlement of financial instruments that were used to manage a portion of the interest rate risk associated with Canadian dollar denominated debt that was redeemed during the fourth quarter of 2005 (see Note 17(b)).

9 income taxes

Years ended December 31 (millions) 								2006		2005
--------------------------------------------------------------------------------------------------------------------------------
Current					                                                      $   (58.2)      $   (18.0)
Future						                                                  409.2 	  340.0
--------------------------------------------------------------------------------------------------------------------------------
					                                                      $   351.0       $   322.0
=================================================================================================================================


The Company's income tax expense differs from that calculated by applying statutory rates for the following reasons:

Years ended December 31 ($ in millions) 			 2006					 2005
--------------------------------------------------------------------------------------------------------------------------------
Basic blended federal and provincial tax at
 statutory income tax rates	                        $  497.3 	    33.6%	        $  352.3 	     34.2%
Revaluation of future income tax liability
 for change in statutory income tax rates		  (107.0)	    		            (5.1)
Tax rate differential on, and consequential
 adjustments from, reassessment of prior year
 tax issues		                                   (40.3)				   (13.9)
Share option award compensation		                     6.4 				     4.9
Change in estimates of available deductible
 differences in prior years		                      -- 				   (37.5)
Other		                                            (5.4)				     4.8
---------------------------------------------------------------------------------------------------------------------------------
	                                          	   351.0            23.7%		   305.5 	    29.7%
Large corporations tax		                              -- 				    16.5
---------------------------------------------------------------------------------------------------------------------------------
Income tax expense per Consolidated Statements
 of Income	                                        $  351.0            23.7%	        $  322.0 	    31.3%
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

As at December 31 (millions)									2006		2005
--------------------------------------------------------------------------------------------------------------------------------
Capital assets
 Property, plant, equipment, other and intangible assets subject to amortization	      $    (56.9)     $    (8.4)
 Intangible assets with indefinite lives					                  (866.1)	 (974.4)
Working capital, excluding reserves						                  (506.1)	    2.8
Pension amounts						                                          (192.9)	 (171.4)
Losses available to be carried forward				                            	   315.4 	  164.0
Reserves not currently deductible				                          	    97.7 	  111.3
Other					                                                            48.4 	   78.6
---------------------------------------------------------------------------------------------------------------------------------
				                                                     	      $	(1,160.5)     $	 (797.5)
=================================================================================================================================
Presented on the Consolidated Balance Sheets as:
 Future income tax asset
  Current					                                              $	      --      $	  226.4
Future income tax liability
  Current					                                               	   (93.2)	     --
  Non-current					                                    	        (1,067.3)      (1,023.9)
---------------------------------------------------------------------------------------------------------------------------------
					                                       	                (1,160.5)      (1,023.9)
---------------------------------------------------------------------------------------------------------------------------------
Net future income tax asset (liability)				                     	      $	(1,160.5)     $  (797.5)
=================================================================================================================================

  The Company expects to be able to substantially utilize its non-capital losses over the next year. The Company's assessment is that the probabilistic risk of expiry of such non-capital losses is remote.
  The Company has net capital losses and such losses may only be applied against realized taxable capital gains. The Company has included a net capital loss carry-forward of $799.7 million (2005 -- $645.0 million) in its Canadian income tax returns, of which $188.0 million has been recognized in the determination of its net future income tax liability as at December 31, 2006 (2005 -- NIL). Of the net capital losses carried-forward, as at December 31, 2006, $603.7 million have been denied on audit by the Canada Revenue Agency and the Company is considering various courses of action with a view to confirming all or a part of such net capital losses.
  The Company conducts research and development activities, which are eligible to earn Investment Tax Credits. During the year ended December 31, 2006, the Company recorded Investment Tax Credits of $18.5 million (2005 -- $0.4 million), $18.1 million of which was recorded as a reduction of capital (2005 -- NIL) and the balance of which was recorded as a reduction of Operations expense.

10 per share amounts

Basic income per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted income per Common Share and Non-Voting Share is calculated to give effect to share option awards and, in the comparative period, warrants.
  The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income equalled diluted Common Share and Non-Voting Share income for all periods presented.

Years ended December 31 (millions) 								2006		2005
--------------------------------------------------------------------------------------------------------------------------------
Basic total weighted average Common Shares and Non-Voting Shares outstanding			  343.8 	  357.1
Effect of dilutive securities
   Exercise of share option awards						                    3.6 	    3.9
--------------------------------------------------------------------------------------------------------------------------------
Diluted total weighted average Common Shares and Non-Voting Shares outstanding			  347.4 	  361.0
================================================================================================================================

  For the year ended December 31, 2006, certain outstanding share option awards, in the amount of 0.3 million (2005 -- 1.1 million), were not included in the computation of diluted income per Common Share and Non-Voting Share because the share option awards' exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods.

11 share-based compensation

(a) Details of share-based compensation expense

Reflected in the Consolidated Statements of Income as "Operations expense" and the Consolidated Statements of Cash Flows are the following share-based compensation amounts:


Years ended December 31 (millions)	                2006		                                2005
--------------------------------------------------------------------------------------------------------------------------------
	                                          Associated      Statement of                    Associated       Statement of
                                    Operations    operating       cash flows      Operations      operating        cash flows
	                            expense	  cash outflows   adjustment      expense         cash outflows    adjustment
--------------------------------------------------------------------------------------------------------------------------------
Share option awards	            $   19.0      $    -- 	  $  19.0 	  $   14.2 	   $	-- 	   $   14.2
Restricted stock units		        26.5 	    (20.4)	      6.1 	      18.5 	      (8.4)	       10.1
Employee share purchase plan	        32.2 	    (32.2)	       -- 	      35.7 	     (35.7)	         --
---------------------------------------------------------------------------------------------------------------------------------
	                            $   77.7 	  $ (52.6)	  $  25.1 	  $   68.4 	   $ (44.1)	   $   24.3
=================================================================================================================================

  For the year ended December 31, 2006, the associated operating cash flows in respect of restricted stock units are net of hedging benefits of $18.6 million (2005 -- NIL), as discussed further in (c) and Note 5. For the year ended December 31, 2006, the income tax benefit arising from share-based compensation was $19.7 million (2005 -- $18.5 million); as disclosed in Note 9, not all share-based compensation amounts are deductible for income tax purposes.

(b) Share option awards

The Company applies the fair value based method of accounting for share-based compensation awards granted to employees. Share option awards typically vest over a three-year period (the requisite service period), but may vest over periods of up to five years. The vesting method of share option awards, which is determined at the date of grant, may be either cliff or graded; all share option awards granted subsequent to 2004 have been cliff-vesting awards.
  Some share option awards have a net-equity settlement feature. As discussed further in Note 18(e), it is at the Company's option whether the exercise of a share option is settled as a share option or using the net-equity settlement feature. So as to align with the accounting treatment that is afforded to the associated share options, the Company has selected the equity instrument fair value method of accounting for the net-equity settlement feature.
  The weighted average fair value of share option awards granted, and the weighted average assumptions used in the fair value estimation at the time of grant, using the Black-Scholes model (a closed-form option pricing model), are as follows:

Years ended December 31										2006		2005
--------------------------------------------------------------------------------------------------------------------------------
Share option award fair value (per share option)		                              $	   12.45      $    12.08
Risk free interest rate					                                            4.0%	    3.8%
Expected lives(1) (years)					                                    4.6	  	    4.7
Expected volatility					                                           35.7%	   38.9%
Dividend yield					                                                    2.6%	    2.3%
--------------------------------------------------------------------------------------------------------------------------------

(1) The maximum contractual term of the share option awards granted in 2006 and 2005 was seven years.

  The risk free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on historical share option award exercise data of the Company. Similarly, expected volatility considers the historical volatility of the Company's Non-Voting Shares. The dividend yield is the annualized dividend current at the date of grant divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.
  Had weighted average assumptions for grants of share options that are reflected in the expense disclosures above been varied by 10% and 20% changes, the compensation cost arising from share options for the year ended December 31, 2006, would have varied as follows:

	                                                                                      Hypothetical change in
                                                                                                  assumptions(1)
($ in millions)					                                                10%		20%
--------------------------------------------------------------------------------------------------------------------------------
Risk free interest rate					                                      $	    0.3       $	     0.6
Expected lives (years)			                                                      $     0.7       $	     1.3
Expected volatility				                                              $	    1.5       $	     3.1
Dividend yield				                                                      $	    0.4       $	     0.8
--------------------------------------------------------------------------------------------------------------------------------

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

  Subsequent to December 31, 2006, the Company amended substantially all of its share option awards that were granted prior to January 1, 2005, and which were outstanding on January 1, 2007, by adding a net-cash settlement feature; the optionee has the choice of exercising the net-cash settlement feature. The result of such amendment is that the affected outstanding share option awards largely take on the characteristics of liability instruments rather than equity instruments. For the outstanding share option awards that were amended and which were granted subsequent to 2001, the minimum expense recognized for them will be their grant-date fair values.
  In conjunction with the amendment, the Company entered into a cash-settled equity swap agreement that will substantially fix the Company's cost associated with the affected outstanding share option awards.
  The consolidated statement of income transitional effect (an expense increase) of such amendment, reflecting vesting as at December 31, 2006, and which is expected to be recorded in the first quarter of 2007, is as follows:

($ in millions except per share amounts)			Wireline		Wireless		Consolidated
---------------------------------------------------------------------------------------------------------------------------------
Change in:
  Operations expense(1)			                       $   125.1 	      $	  27.8 	      	      $   152.9
====================================================================================================
		                               Income taxes(2) -- future	                                   60.6
                                               ---------------------------------------------------------------------------------
		                               Net income and Common Share and Non-Voting Share income        $	   92.3
=================================================================================================================================

	                                       Income per Common Share and Non-Voting Share(1)(2)
=================================================================================================================================
2
		                                  -- Basic		                                      $	   0.27
		                                  -- Diluted		                                      $	   0.27

(1) This transitional amount does not result in an immediate cash outflow. The timing of the associated cash outflows is predicated upon when optionees exercise their share option awards and upon them choosing to use the net-cash settlement feature.
       This transitional amount excludes the effects of vesting, forfeitures, cancellations and expiries that may occur subsequent to December 31, 2006.
    Further, it excludes the effects of any hedging agreements substantially fixing the cost of the share option awards to the Company as well as any changes in the prices of the Company's Common Shares and Non-Voting Shares.

(2) Income taxes -- future, and per share amounts, are based upon the corresponding amounts used for the year ended December 31, 2006, calculations.

Had such amendment occurred immediately prior to January 1, 2007, certain line items of the Company's December 31, 2006, Consolidated Balance Sheet would have been adjusted as follows to reflect the transitional effect:

As at December 31, 2006 ($ in millions)			        	                Impact of amending
                                                                As currently            outstanding share
                                                                reported                option awards(1)        Pro forma
--------------------------------------------------------------------------------------------------------------------------------
Current liabilities
  Accounts payable and accrued liabilities
    Accrued share option award liability		      $	     -- 	      $	  180.6 	      $	  180.6
  Future income taxes			                      $	   93.2 	      $	  (60.6)	      $	   32.6
Shareholders' equity
  Options, warrants and other			              $	    0.8 	      $	   (0.8)	      $      --
  Retained earnings			                      $ 1,080.1 	      $	  (92.3)	      $	  987.8
  Contributed surplus		                              $	  163.5 	      $	  (26.9)	      $	  136.6
--------------------------------------------------------------------------------------------------------------------------------

(1) This transitional amount excludes the effects of vesting, forfeitures, cancellations and expiries that may occur subsequent to December 31, 2006.
    Further, it excludes the effects of any hedging agreements substantially fixing the cost of the share option awards to the Company as well as any changes in the prices of the Company's Common Shares and Non-Voting Shares.


(c) Restricted stock units

The Company uses restricted stock units as a form of incentive compensation. Each restricted stock unit is equal in value to one Non-Voting Share and the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share; the notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. The restricted stock units become payable as they vest over their lives. Typically, the restricted stock units vest over a period of 33 months. The vesting method, which is determined at the date of grant, may be either cliff or graded.

The following table presents a summary of the activity related to the Company's restricted stock units.



Years ended December 31,		              2006		                            2005
--------------------------------------------------------------------------------------------------------------------------------
                                      Number of restricted stock    Weighted      Number of restricted stock         Weighted
                                               units	            average                units                     average
                                      -------------------------     grant date    --------------------------         grant date
                                      Non-vested      Vested	    fair value      Non-vested      Vested	     fair value
--------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of period
  Non-vested		              1,645,530            -- 	      $ 32.16 	      880,053 	         -- 	    $  23.36
  Vested		                     --        62,437 		26.43 		   -- 	    118,434 	       18.47
Issued
  Initial allocation		        659,682            -- 		44.70 	    1,076,966 	         -- 	       37.91
  In lieu of dividends		         48,293 	   -- 		49.17 	       33,421 		 -- 	       43.30
Vested		                       (706,599)      706,599 	        24.46 	     (158,877)	    158,877 	       19.67
Settled in cash		                     --      (731,785)	        24.58 		   -- 	   (214,874)	       18.46
Forfeited and cancelled		       (128,293)	   -- 		32.40 	     (186,033)	         -- 	       32.08
--------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of period
  Non-vested		              1,518,613 	   -- 		40.99 	    1,645,530 		 -- 	       32.16
  Vested		                     -- 	37,251 	      $	38.85 		   -- 	     62,437 	    $  26.43
=================================================================================================================================

With respect to certain issuances of restricted stock units, the Company entered into cash-settled equity forward agreements that fix the cost to the Company; that information, as well as a schedule of the Company's non-vested restricted stock units outstanding as at December 31, 2006, is set out in the following table.

                                                        Number of          Cost fixed to        Number of        Total number
                                                        fixed-cost         the Company          variable-cost    of non-vested
                                                        restricted         per restricted       restricted       restricted
                                                        stock units        stock unit           stock units      stock units
--------------------------------------------------------------------------------------------------------------------------------
Vesting in years ending December 31:
  2007		                                          600,000 	   $   40.91 		66,720 		   666,720
  2008		                                          160,000 	   $   50.91
		                                          440,000 	   $   50.02
 				                       ----------
		                                          600,000 				251,893            851,893
---------------------------------------------------------------------------------------------------------------------------------
		                                        1,200,000 				318,613          1,518,613
=================================================================================================================================

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

Years ended December 31 (millions) 								2006		2005
--------------------------------------------------------------------------------------------------------------------------------
Employee contributions					                                      $	    75.9      $	   61.9
Company contributions						                                    32.2 	   35.7
---------------------------------------------------------------------------------------------------------------------------------
					                                                      $	   108.1      $	   97.6
=================================================================================================================================

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

(e) Unrecognized, non-vested share-based compensation

As at December 31, 2006, compensation cost related to non-vested share-based compensation that has not yet been recognized is set out in the following table and is expected to be recognized over a weighted average period of 1.3 years (2005 -- 2.3 years).

As at December 31 (millions)(1)	 								2006		2005
--------------------------------------------------------------------------------------------------------------------------------
Share option awards					                                      $	   24.1      $	   27.1
Restricted stock units(2)						                           38.8 	   31.8
---------------------------------------------------------------------------------------------------------------------------------
					                                                      $	   62.9      $	   58.9
=================================================================================================================================

(1) These disclosures are not likely to be representative of the effects on reported net income for future periods for the following reasons: these amounts reflect an estimate of forfeitures; these amounts do not reflect any provision for future awards; these amounts do not reflect any provision for changes in the intrinsic value of vested restricted stock units; these amounts do not reflect any provision for the impacts of modification of share option awards allowing for net-cash settlement; and for non-vested restricted stock units, these amounts reflect intrinsic values as at the balance sheet dates.

(2) The compensation cost that has not yet been recognized in respect of non-vested restricted stock units is calculated based upon the intrinsic value of the non-vested restricted stock units as at the balance sheet dates, net of the impacts of associated cash-settled equity forward agreements.

12 employee future benefits

  The Company has a number of defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to most of its employees. Other benefit plans include a TELUS Quebec Inc. retiree healthcare plan. The benefit plan(s) in which an employee is a participant reflects the general development of the Company.
  Pension Plan for Management and Professional Employees of TELUS Corporation:
This defined benefit pension plan, which ceased accepting new participants on January 1, 2006, and which comprises approximately one-quarter of the Company's total accrued benefit obligation, provides a non-contributory base level of pension benefits. Additionally, on a contributory basis, employees can annually choose increased and/or enhanced levels of pension benefits over the base level of pension benefits. At an enhanced level of pension benefits, the defined benefit pension plan has indexation of 100% of a specified cost-of-living index, to an annual maximum of 2%. Pensionable remuneration is determined by the annualized average of the best sixty consecutive months.
  TELUS Corporation Pension Plan: Management and professional employees in Alberta who joined the Company prior to January 1, 2001, and certain unionized employees are covered by this contributory defined benefit pension plan, which comprises slightly more than one-half of the Company's total accrued benefit obligation. The plan contains a supplemental benefit account which may provide indexation up to 70% of the annual change of a specified cost-of-living index and pensionable remuneration is determined by the average of the best five years in the last ten years preceding retirement.
  TELUS Corporation Pension Plan for Employees of TELUS Communications (Quebec) Inc. (formerly the TELUS Communications Quebec Pension Plan): This contributory defined benefit pension plan, which comprises approximately one-tenth of the Company's total accrued benefit obligation, has no indexation and pensionable remuneration is determined by the average of the best four years.
  TELUS Edmonton Pension Plan: This contributory defined benefit pension plan ceased accepting new participants on January 1, 1998. Indexation is 60% of the annual change of a specified cost-of-living index and pensionable remuneration is determined by the annualized average of the best sixty consecutive months in the last ten years preceding retirement.
  Other defined benefit pension plans: In addition to the foregoing plans, the Company has non-registered, non-contributory supplementary defined benefit pension plans which have the effect of maintaining the earned pension benefit once the allowable maximums in the registered plans are attained. As is common with non-registered plans of this nature, these plans are funded only as benefits are paid.
  The Company has three contributory, non-indexed pension plans arising from a pre-merger acquisition which comprise less than 1% of the Company's total accrued benefit obligation; these plans ceased accepting new participants in September 1989.
  Other defined benefit plans: Other defined benefit plans, which are all non-contributory, are comprised of a disability income plan, a healthcare plan for retired employees and a life insurance plan. The healthcare plan for retired employees and the life insurance plans ceased accepting new participants effective January 1, 1997. In connection with the collective agreement signed in 2005, an external supplier commenced providing a new long-term disability plan effective January 1, 2006. The existing disability income plan will continue to provide payments to previously approved claimants and qualified eligible employees.
  Telecommunication Workers Pension Plan: Certain employees in British Columbia are covered by a union pension plan. Contributions are determined in accordance with provisions of the negotiated labour contract and are generally based on employee gross earnings.
  British Columbia Public Service Pension Plan: Certain employees in British Columbia are covered by a public service pension plan. Contributions are determined in accordance with provisions of labour contracts negotiated by the Province of British Columbia and are generally based on employee gross earnings.
  Defined contribution pension plans: During the latter half of 2006, the Company revised its defined contribution pension plan offerings for 2007. Effective January 1, 2007, the Company will now offer one defined contribution pension plan, which will be contributory, and will be the only Company-sponsored pension plan available to non-unionized and certain unionized employees joining the Company after that date. Generally, employees can annually choose to contribute to the plan at a rate of between 3% and 6% of their pensionable earnings. The Company will match 100% of the contributions of the employees up to 5% of their pensionable earnings and will match 80% of employee contributions greater than that.

Contributions as a percentage of pensionable earnings	         2007		                         2006
	                                                Minimum		Maximum		        Minimum		Maximum
--------------------------------------------------------------------------------------------------------------------------------
Employee contribution(1)	                        3.0%		6.0%		          0%		6.0%
Employer contribution	                                3.0%		5.8%		        3.0%		6.0%
--------------------------------------------------------------------------------------------------------------------------------
Total contribution(2)	                                6.0%		11.8%		        3.0%		12.0%
================================================================================================================================

(1) Generally, membership in the defined contribution pension plan is voluntary until an employee's third year service anniversary.
(2) In the event that annual contributions exceed allowable maximums, excess amounts are contributed to a non-registered supplementary defined contribution pension plan.

(a) Defined benefit plans

Information concerning the Company's defined benefit plans, in aggregate, is as follows:

                                                       Pension Benefit Plans		        Other Benefit Plans
(millions)	                                        2006		2005		        2006		2005
--------------------------------------------------------------------------------------------------------------------------------
Accrued benefit obligation:
  Balance at beginning of year	                       $ 6,345.3       $ 5,366.7 	       $    69.1       $   61.1
  Current service cost		                           132.4 	   105.6 		     3.5 	    3.4
  Interest cost		                                   315.9 	   319.3 		     3.7 	    8.2
  Benefits paid (b)		                          (273.9)	  (255.5)		    (5.5)	   (5.3)
  Actuarial loss (gain)		                            59.9 	   809.2 		     0.9 	    1.7
---------------------------------------------------------------------------------------------------------------------------------
  Balance at end of year (c)-(d)		         6,579.6   	 6,345.3 		    71.7  	   69.1
---------------------------------------------------------------------------------------------------------------------------------
Plan assets (f):
  Fair value at beginning of year	  	         6,198.9 	 5,457.2 		    43.8 	   48.2
  Annual return on plan assets		                   759.5 	   840.3 		     0.7 	   (0.3)
  Employer contributions (g)		                   123.4   	   119.6 		     1.3            1.2
  Employees' contributions		                    35.3 	    37.3 		      -- 	     --
  Benefits paid (b)		                          (273.9)	  (255.5)		    (5.5)	   (5.3)
--------------------------------------------------------------------------------------------------------------------------------
  Fair value at end of year		                 6,843.2 	 6,198.9 		    40.3 	   43.8
---------------------------------------------------------------------------------------------------------------------------------
Funded status -- plan surplus (deficit)	  	           263.6 	  (146.4)		   (31.4)	  (25.3)
Unamortized net actuarial loss (gain)		           812.5 	 1,109.0 		   (12.8)	  (17.1)
Unamortized past service costs		                     5.3 	     6.0 		      -- 	     --
Unamortized transitional obligation (asset)	          (233.4)	  (278.1)		     2.4 	    3.2
---------------------------------------------------------------------------------------------------------------------------------
Accrued benefit asset (liability)		           848.0 	   690.5 		   (41.8)	  (39.2)
Valuation allowance		                          (178.7)	  (152.5)		      -- 	     --
---------------------------------------------------------------------------------------------------------------------------------
Accrued benefit asset (liability),
   net of valuation allowance	                       $   669.3       $   538.0 	       $   (41.8)      $  (39.2)
=================================================================================================================================

  In 2001, the Company sold substantially all of the TELUS Advertising Services directory business and the TELUS Quebec directory business. As a result of this transaction, the pension obligation relating to the former TELUS Advertising Services employees, contained within the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan, will be transferred upon receipt of the requisite regulatory approvals; such approvals have not been received as at December 31, 2006. The TELUS Corporation Pension Plan pension obligation of $17.2 million and the TELUS Edmonton Pension Plan pension obligation of $3.8 million and the TELUS Edmonton Pension Plan obligation of $3.8 million have been actuarially determined as at July 31, 2001. In accordance with the sale agreement, TELUS Corporation Pension Plan assets of $17.2 million, plus interest accrued to December 31, 2006, of $7.6 million (2005 -- $6.0 million) will be transferred along with the pension obligation; the corresponding amounts in respect of the TELUS Edmonton Pension Plan are $3.8 million, plus accrued interest of $1.7 million (2005 -- $1.3 million). Interest will continue to accrue, at 7% per annum, up to the date that the assets are transferred. The transfer will be accounted for as a settlement in the period in which the transfer occurs.
  The accrued benefit asset (liability), net of valuation allowance, is reflected in the Consolidated Balance Sheets as follows:

As at December 31 (millions)									2006		2005
--------------------------------------------------------------------------------------------------------------------------------
Pension benefit plans					                                      $	  669.3       $	  538.0
Other benefit plans						                                  (41.8)	  (39.2)
--------------------------------------------------------------------------------------------------------------------------------
					                                                      $	  627.5       $	  498.8
=================================================================================================================================
Presented on the Consolidated Balance Sheets as:
Deferred charges (Note 20(b))					                      	      $	  826.2       $	  687.9
Other long-term liabilities (Note 20(b))						         (198.7) 	 (189.1)
--------------------------------------------------------------------------------------------------------------------------------
					                                                      $	  627.5       $	  498.8
=================================================================================================================================

The measurement date used to determine the plan assets and accrued benefit obligation was December 31.

(b) Defined benefit plans -- cost (recovery)
The Company's net defined benefit plan costs (recoveries) were as follows:

Years ended December 31 (millions)	                2006		                                2005
-----------------------------------------------------------------------------------    -----------------------------------------
                                    Incurred in       Matching        Recognized in    Incurred in    Matching     Recognized in
                                      period	     adjustments(1)     period	       period       adjustments(1)    period
--------------------------------------------------------------------------------------------------------------------------------
Pension benefit plans
  Current service cost
    (employer portion)	              $	 97.1 	      $	    -- 	      $	  97.1 	      $	  68.3 	     $	   -- 	      $	  68.3
  Interest cost		                315.9 		    -- 		 315.9 		 319.3 		   -- 	 	 319.3
  Return on plan assets		       (759.5)		 314.4 		(445.1)		(840.3)	  	448.0 		(392.3)
  Past service costs		           -- 		   0.7 		   0.7 		    -- 	 	  0.6 		   0.6
  Actuarial loss (gain)		         59.9 		 (17.9)		  42.0 		 809.2 	       (789.1)	  	  20.1
  Valuation allowance provided
    against accrued benefit asset	   -- 		  26.2 		  26.2 		    --  	  25.5 		  25.5
  Amortization of transitional asset	   -- 		 (44.7)		 (44.7)	   	    -- 	         (44.7)		 (44.7)
--------------------------------------------------------------------------------------------------------------------------------
	                              $(286.6)	       $ 278.7 	      $   (7.9)	      $	 356.5       $	(359.7)	      $   (3.2)
=================================================================================================================================

(1)Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

Years ended December 31 (millions)	                2006		                                2005
-----------------------------------------------------------------------------------    -----------------------------------------
                                    Incurred in       Matching        Recognized in    Incurred in    Matching     Recognized in
                                      period	     adjustments(1)     period	       period       adjustments(1)    period
---------------------------------------------------------------------------------------------------------------------------------
Other benefit plans
  Current service cost
   (employer portion)	              $	  3.5 	      $	    -- 	      $	   3.5 	      $	   3.4 	     $	   -- 	      $	   3.4
  Interest cost		                  3.7 		    -- 		   3.7 		   8.2 		   -- 	 	   8.2
  Return on plan assets		         (0.7)		  (1.8)		  (2.5)		   0.3 		 (2.8)		  (2.5)
  Actuarial loss (gain)		          0.9 		  (2.5)		  (1.6)		   1.7 		 (3.7)		  (2.0)
  Amortization of transitional
   obligation		                   -- 		   0.8 		   0.8 		    -- 		  0.8 		   0.8
---------------------------------------------------------------------------------------------------------------------------------
	                              $	  7.4 	      $	  (3.5)	      $	   3.9 	      $	  13.6 	     $	 (5.7)	$	   7.9
=================================================================================================================================

(1)Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

(c) Benefit payments

Estimated future benefit payments from the Company's defined benefit plans are as follows:

Years ending December 31 (millions)					                      Pension 	    Other Benefit
                                                                                            Benefit Plans      Plans
---------------------------------------------------------------------------------------------------------------------------------
2007					                                                      $	  280.0       $	    5.6
2008						                                                  292.2 	    5.8
2009						                                                  307.2 	    6.1
2010						                                                  322.5 	    6.2
2011						                                                  340.6 	    6.3
2012-2016						                                        1,947.8 	   32.3
---------------------------------------------------------------------------------------------------------------------------------

(d) Disaggregation of defined benefit pension plan funding status

Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. The Company's disaggregation of defined benefit pension plans surplus and deficits at year-end are as follows:

As at December 31 (millions)	                        2006		                                2005
----------------------------------------------------------------------------------    ------------------------------------------
                                       Accrued                     Funded status -    Accrued                    Funded status -
                                       benefit                       plan surplus     benefit                      plan surplus
                                      obligation     Plan assets     (deficit)      obligation	    Plan assets      (deficit)
---------------------------------------------------------------------------------------------------------------------------------
Pension plans that have plan assets
 in excess of accrued benefit
  obligations	                       $ 4,130.3       $ 4,602.9       $  472.6       $	3,562.7        $ 3,805.0       $  242.3
Pension plans that have accrued
 benefit obligations in excess
  of plan assets
  Funded		                 2,270.0 	 2,240.3 	  (29.7)	2,611.4 	 2,393.9 	 (217.5)
  Unfunded		                   179.3 	      -- 	 (179.3) 	  171.2 	      -- 	 (171.2)
---------------------------------------------------------------------------------------------------------------------------------
		                         2,449.3 	 2,240.3 	 (209.0)	2,782.6 	 2,393.9 	 (388.7)
---------------------------------------------------------------------------------------------------------------------------------
(see (a))	                       $ 6,579.6       $ 6,843.2       $  263.6       $	6,345.3        $ 6,198.9       $ (146.4)
=================================================================================================================================

As at December 31, 2006 and 2005, undrawn Letters of Credit, further discussed in Note 17(c), secured certain of the unfunded defined benefit pension plans.

(e) Disaggregation of other defined benefit plan funding status

Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. The Company's disaggregation of other defined benefit plans surplus and deficits at year-end are as follows:

As at December 31 (millions)				2006					      2005
----------------------------------------------------------------------------------    ------------------------------------------
                                       Accrued                     Funded status -    Accrued                    Funded status -
                                       benefit                       plan surplus     benefit                      plan surplus
                                      obligation     Plan assets     (deficit)      obligation	    Plan assets      (deficit)
---------------------------------------------------------------------------------------------------------------------------------
Other benefit plans that have
 plan assets in excess of accrued
 benefit obligations	               $    31.0       $    40.3       $    9.3       $	   35.0        $    43.8       $    8.8
Unfunded other benefit plans
 that have accrued benefit
 obligations in excess of plan
 assets		                            40.7  	      -- 	  (40.7)	   34.1 	      --	  (34.1)
---------------------------------------------------------------------------------------------------------------------------------
(see (a))	                       $    71.7       $    40.3      $	  (31.4)      $	   69.1        $    43.8       $  (25.3)
=================================================================================================================================

(f) Accumulated pension benefit obligations

Accumulated benefit obligations differ from accrued benefit obligations in that accumulated benefit obligations do not include assumptions about future compensation levels. The Company's disaggregation of defined pension benefit plans accumulated benefit obligations and plan assets at year-end are as follows:

As at December 31 (millions)	                        2006		                              2005
----------------------------------------------------------------------------------    -------------------------------------------
                                      Accumulated	                              Accumulated
                                      benefit                                         benefit
                                      obligation      Plan assets    Difference       obligation    Plan assets      Difference
---------------------------------------------------------------------------------------------------------------------------------
Pension plans that have plan
 assets in excess of accumulated
 benefit obligations	               $ 5,994.3       $ 6,825.7      $	  831.4       $	4,188.5        $ 4,695.5        $ 507.0
Pension plans that have
 accumulated benefit obligations
 in excess of plan assets
 Funded		                            18.1 	    17.5 	   (0.6)	1,561.3 	 1,503.4 	  (57.9)
 Unfunded	                  	   166.0 	      -- 	 (166.0)	  160.1 	      --    	 (160.1)
---------------------------------------------------------------------------------------------------------------------------------
	                      	           184.1 	    17.5 	 (166.6)	1,721.4 	 1,503.4  	 (218.0)
---------------------------------------------------------------------------------------------------------------------------------
                    	               $ 6,178.4       $ 6,843.2      $	  664.8       $	5,909.9        $ 6,198.9       $  289.0
=================================================================================================================================

(g) Plan investment strategies and policies

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


                                                 Pension Benefit Plans		               Other Benefit Plans
--------------------------------------------------------------------------------------------------------------------------------
                                       Target           Percentage of plan             Target            Percentage of plan
                                     allocation        assets at end of year	     allocation         assets  at end of year
                                        2007            2006		2005		2007		2006		2005
--------------------------------------------------------------------------------------------------------------------------------
Equity securities		        58-64%		61%		62%		-- 		-- 		--
Debt securities		                32-38%		33%		34%		-- 		-- 		--
Real estate		                  4-6%		5%		4%		-- 		-- 		--
Other		                          0-2%		1%		-- 		100%		100%		100%
--------------------------------------------------------------------------------------------------------------------------------
				                       100%		100%		                100%		100%
=================================================================================================================================

At December 31, 2006, shares of TELUS Corporation accounted for less than 1% of the assets held in the pension and other benefit trusts administered by the Company.

(h) Employer contributions

The best estimates of fiscal 2007 employer contributions to the Company's defined benefit plans are approximately $111 million and approximately $1 million for defined benefit pension plans and other defined benefit plans, respectively. These estimates are based upon the mid-year 2006 annual funding reports that were prepared by actuaries using December 31, 2005, actuarial valuations. The funding reports are based on the pension plans' fiscal years, which are calendar years. The next annual funding valuations are expected to be prepared mid-year 2007.

(i) Assumptions

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


                                                        Pension Benefit Plans	 	        Other Benefit Plans
	                                                2006		2005		        2006		2005

--------------------------------------------------------------------------------------------------------------------------------
Discount rate used to determine:
  Net benefit costs for the year ended December 31	5.00%	        6.00%			5.00%		5.34%
  Accrued benefit obligation as at December 31		5.00%		5.00%			4.84%		4.83%
Expected long-term rate of return(1) on plan assets
  used to determine:
  Net benefit costs for the year ended December 31	7.25%		7.25%			5.50%		5.50%
  Accrued benefit obligation as at December 31		7.25%		7.25%			5.50%		5.50%
Rate of future increases in compensation used
  to determine:
  Net benefit costs for the year ended December 31	3.00%		3.00%			  --		  --
  Accrued benefit obligation as at December 31		3.00%		3.00%			  --	   	  --
--------------------------------------------------------------------------------------------------------------------------------

(1)The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by the plans' target asset allocations (see (g)). Forecasted returns arise from the Company's ongoing review of trends, economic conditions, data provided by actuaries and updating of underlying historical information.

2006 sensitivity of key assumptions			Pension Benefit Plans			Other Benefit Plans
--------------------------------------------------------------------------------------------------------------------------------


	                                              Change in       Change in 	     Change in 	      Change in
(millions)                                            obligation      expense                obligation       expense
--------------------------------------------------------------------------------------------------------------------------------
Impact of hypothetical 0.25% change(1) in:
Discount rate	                                       $ 229.8 	       $  22.2 		       $  1.1 	       $    --
Expected long-term rate of return on plan assets		       $  15.3 				       $   0.1
Rate of future increases in compensation	       $  30.5 	       $   6.2 		       $   -- 	       $    --
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

The Company's health benefit costs for the defined benefit plan for retired employees were estimated to increase at an annual rate of 10% (2005 -- 9.0%), decreasing to an annual growth rate of 5% (2005 -- 5%) over an ten-year period (2005 -- eight-year period).

(j) Defined contribution plans

The Company's total defined contribution pension plan costs recognized were as follows:

Years ended December 31 (millions) 					                        2006		2005
--------------------------------------------------------------------------------------------------------------------------------
Union pension plan and public service pension plan contributions		              $	   30.7       $	   26.3
Other defined contribution pension plans						           18.2 	   15.1
---------------------------------------------------------------------------------------------------------------------------------
					                                                      $	   48.9       $	   41.4
=================================================================================================================================


13 accounts receivable

On July 26, 2002, TELUS Communications Inc., a wholly-owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, March 1, 2006, and November 30, 2006, with an arm's-length securitization trust under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully-serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This "revolving-period" securitization agreement had an initial term ending July 18, 2007; the November 30, 2006, amendment resulted in the term being extended to July 18, 2008. TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the initial term; at December 31, 2006, the rating was A (low).


As at December 31 ($ in millions)								2006		2005
--------------------------------------------------------------------------------------------------------------------------------
Total managed portfolio	                                                                      $	1,216.1       $	1,129.3
Securitized receivables		                                                                 (567.3)	 (599.2)
Retained interest in receivables sold		                                                   58.4 	   80.2
---------------------------------------------------------------------------------------------------------------------------------
Receivables held	                                                                      $	  707.2       $	  610.3
=================================================================================================================================

  For the year ended December 31, 2006, the Company recognized losses of $5.1 million (2005 -- $3.9 million) on the sale of receivables arising from the securitization.
  Cash flows from the securitization are as follows:

Years ended December 31 (millions) 								2006		2005
--------------------------------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization, beginning of period		                      $	  500.0	      $	  150.0
Proceeds from new securitizations					                       	  410.0		  350.0
Securitization reduction payments					   	                 (410.0)	     --
---------------------------------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization, end of period					      $	  500.0       $	  500.0
=================================================================================================================================
Proceeds from collections reinvested in revolving-period securitizations		      $	3,863.0       $	1,679.3
=================================================================================================================================
Proceeds from collections pertaining to retained interest				      $	  499.3       $	  275.3
=================================================================================================================================

  The key economic assumptions used to determine the loss on sale of receivables, the future cash flows and fair values attributed to the retained interest, as further discussed in Note 1(m), are as follows:

Years ended December 31										2006		2005
--------------------------------------------------------------------------------------------------------------------------------
Expected credit losses as a percentage of accounts receivable sold				  1.2%		  1.2%
Weighted average life of the receivables sold (days)						   39   	   39
Effective annual discount rate						                          4.7%		  3.6%
Servicing						                                          1.0%		  1.0%
--------------------------------------------------------------------------------------------------------------------------------

  Generally, the sold trade receivables do not experience prepayments.
  At December 31, 2006, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% changes in those assumptions are as follows:


					                                                  Hypothetical change in
                                                                                              assumptions(1)

($ in millions)							2006			10%			20%

--------------------------------------------------------------------------------------------------------------------------------
Carrying amount/fair value of future cash flows			$  58.4
Expected credit losses as a percentage of accounts
 receivable sold				                                        $   0.6 		$   1.2
Weighted average life of the receivables sold (days)					$    -- 		$   0.1
Effective annual discount rate					                        $    -- 		$   0.1
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

14 capital assets

(a) Capital assets, net


As at December 31 (millions)	                             2006	                              	2005
--------------------------------------------------------------------------------------------------------------------------------
			                                   Accumulated  			     Accumulated
                                                          depreciation                              depreciation
                                                             and          Net book                      and          Net book
                                            Cost	 amortization      value           Cost      amortization    value
--------------------------------------------------------------------------------------------------------------------------------
Property, plant, equipment and other
  Telecommunications assets	            $ 18,061.8 	   $ 12,755.3 	   $  5,306.5 	   $ 17,380.4 	$ 12,002.2    $  5,378.2
  Assets leased to customers		         693.3 		550.9 	        142.4 	        732.9 	     556.8 	   176.1
  Buildings and leasehold improvements	       1,852.5 	      1,002.7 		849.8 	      1,754.8 	     916.8 	   838.0
  Office equipment and furniture	       1,110.6 	        840.8 		269.8 	        980.7 	     717.6 	   263.1
  Assets under capital lease		          18.5 		  9.4 		  9.1 	         18.5 	       6.1 	    12.4
  Other		                                 340.6 		259.6 		 81.0 	        329.3 	     244.4 	    84.9
  Land		                                  48.9 		   -- 		 48.9 		 46.7 	        -- 	    46.7
  Assets under construction		         725.4 		   -- 		725.4 		516.4 	        -- 	   516.4
  Materials and supplies	                  33.6 		   -- 	         33.6 		 23.6 	        -- 	    23.6
---------------------------------------------------------------------------------------------------------------------------------
		                              22,885.2 	     15,418.7 	      7,466.5 	     21,783.3 	  14,443.9 	 7,339.4
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
  Subscriber base		                 362.9 		138.3 		224.6 	        362.9 	     116.2 	   246.7
  Software		                       1,306.0 	      1,043.4 	 	262.6 	      1,207.1 	     884.4 	   322.7
  Access to rights-of-way and other 	         122.3 		 60.3 		 62.0 	        119.3 	      51.2 	    68.1
---------------------------------------------------------------------------------------------------------------------------------
		                               1,791.2 	      1,242.0 	        549.2 	      1,689.3 	   1,051.8 	   637.5
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets with indefinite lives
  Spectrum licences(1)	  	               3,984.9 	      1,018.5 	      2,966.4 	      3,983.1 	   1,018.5 	 2,964.6
---------------------------------------------------------------------------------------------------------------------------------
	                                    $ 28,661.3 	   $ 17,679.2 	   $ 10,982.1 	   $ 27,455.7   $ 16,514.2    $ 10,941.5
=================================================================================================================================

(1) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

The following table presents items included in capital expenditures.

Years ended December 31 (millions) 								2006		2005
---------------------------------------------------------------------------------------------------------------------------------
Additions of intangible assets
  -- Subject to amortization					                                $  139.1 	$  191.8
  -- With indefinite lives						                             1.8 	     8.8
---------------------------------------------------------------------------------------------------------------------------------
					                                                        $  140.9 	$  200.6
=================================================================================================================================

The following table presents items included in capital expenditures.

Years ended December 31 (millions) 								2006		2005
---------------------------------------------------------------------------------------------------------------------------------
Capitalized internal labour costs					                        $  306.8 	$  213.0
=================================================================================================================================

(b) Intangible assets subject to amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at December 31, 2006, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
---------------------------------------------------------------------------------------------------------------------------------
2007			                                                                                        $  178.0
2008				                                                                                    89.7
2009				                                                                                    33.3
2010				                                                                                    12.9
2011				                                                                                    10.8
---------------------------------------------------------------------------------------------------------------------------------

(c) Intangible assets with indefinite lives

As referred to in Note 1(b) and Note 1(f), the carrying value of intangible assets with indefinite lives and goodwill are periodically tested for impairment and this test represents a significant estimate for the Company. There is a material degree of uncertainty with respect to this estimate given the necessity of making key economic assumptions about the future. The Company considers a range of reasonably possible amounts and decides upon an amount that represents management's best estimate. If the future was to adversely differ from management's best estimate of key economic assumptions and associated cash flows were to be materially adversely affected, the Company could potentially experience future material impairment charges in respect of its intangible assets with indefinite lives and goodwill.
  Consistent with current industry-specific valuation methods, a combination of the discounted cash flow approach, the market-comparable approach and analytical review of industry and Company-specific facts is used in determining the fair value of its spectrum licences and goodwill. The discounted cash flow methodology uses management's best estimate of the cash flows and a discount rate established by calculating a weighted average cost of capital for each reporting unit. The market comparable approach uses current (at the time of test) market consensus estimates and equity trading prices for U.S. and Canadian firms in the same industry. In addition, the Company ensures that the combination of the valuations of the reporting units is reasonable based on current market values of the Company.
  Sensitivity testing was conducted as a part of the December 2006 annual test. A component of the sensitivity testing was a break-even analysis. An assumption of no growth rate, with all other assumptions being held constant, resulted in the Company continuing to be able to recover the carrying value of its intangible assets with indefinite lives and goodwill for the foreseeable future. Stress testing included moderate declines in annual cash flows with all other assumptions being held constant; this too resulted in the Company continuing to be able to recover the carrying value of its intangible assets with indefinite lives and goodwill for the foreseeable future.

15 goodwill

Years ended December 31 (millions)								2006		2005
---------------------------------------------------------------------------------------------------------------------------------
Balance, beginning of period	                                                                $  3,156.9      $  3,126.8
Goodwill arising from current period acquisitions		                                      40.4 	      24.5
Foreign exchange on goodwill of self-sustaining foreign operations		                       0.7 	      (2.3)
Goodwill arising from contingent consideration paid in respect of a prior year's acquisition		-- 	       7.9
Other		                                                                                     (28.5)	        --
---------------------------------------------------------------------------------------------------------------------------------
Balance, end of period	                                                                          $3,169.5 	   $3,156.9
=================================================================================================================================

FSC Internet Corp.: Of the 2006 goodwill addition, $17.5 million, none of which is expected to be deductible for tax purposes, arose from the April 7, 2006, cash acquisition of FSC Internet Corp., operating as Assurent Secure Technologies, a provider of information technology security services and products. The investment was made with a view to the ongoing advancement of the Company's existing suite of security solutions.
  The primary factor that contributed to a purchase price that resulted in the recognition of goodwill is the low degree of net tangible assets relative to the earnings capacity of the acquired business. Effective the acquisition date, the acquired company's results are included in the Company's Consolidated Statements of Income and are included in the Company's Wireline segment.
  Ambergris Solutions Inc.: The goodwill addition in the year ended December 31, 2005, none of which is expected to be deductible for tax purposes, arose from the cash acquisition of an effective 52.5% economic interest in Ambergris Solutions Inc., a business process outsourcing company. The acquisition was effected in two steps: one on February 15, 2005, for an effective 49% economic interest and one on May 13, 2005, for an effective 3.5% economic interest. The initial effective 49% economic interest resulted in the Company controlling Ambergris Solutions Inc. as the Company controlled, but did not wholly-own, an intermediate holding company which, in turn, controlled, but did not wholly-own, Ambergris Solutions Inc. This investment was made with a view to enhancing the Company's competitiveness in contact centre offerings.
  In the second half of 2006, the Company increased its total effective economic interest in the entity from 52.5% to 97.4%, resulting in a 2006 goodwill addition of $22.9 million, none of which is expected to be deductible for tax purposes.
  The primary factor that contributed to a purchase price that resulted in the recognition of goodwill is the low degree of net tangible assets in the industry relative to the market value of established Asian operations. Ambergris Solutions Inc.'s results have been included in the Company's Consolidated Statements of Income and the Company's Wireline segment since the acquisition of control on February 15, 2005.
  Other: During 2006, the Company updated its estimate of the net income tax benefits that were obtained in the course of pre-2005 business combinations. This has resulted in a decrease in the future income tax liability of $26.5 million, which has been recorded as a reduction of the unamortized balance of goodwill arising from the acquisitions.

16 short-term obligations

At December 31, 2006, the Company's available bilateral bank facilities totalled $74 million (2005 -- $74 million), $1.2 million (2005 -- NIL) of which was utilized in the form of an overdraft; $2.6 million (2005 -- $7.3 million) was utilized as outstanding undrawn letters of credit.

17 long-term debt

(a) Details of long-term debt

As at December 31 ($ in millions)
Series		                           Rate of interest	     Maturity	   	     2006	       2005
--------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Notes
    U.S. (2)		                         7.50%(1)	     June 2007		     $  1,358.8        $  1,354.4
    U.S. (3)		                         8.00%(1)	     June 2011		        2,236.7 	  2,230.6
     CB     		                         5.00%(1)	     June 2013			  299.7 	       --
---------------------------------------------------------------------------------------------------------------------------------
						                                                3,895.2 	  3,585.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Credit Facilities	         5.31%		     May 2008			  120.0 	    142.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Debentures
     1		                                12.00%(1)	     May 2010			   50.0 	     50.0
     2		                                11.90%(1)	     November 2015		  125.0 	    125.0
     3		                                10.65%(1)	     June 2021			  175.0 	    175.0
     5		                                 9.65%(1)	     April 2022			  249.0 	    249.0
     B		                                 8.80%(1)	     September 2025		  200.0 	    200.0
---------------------------------------------------------------------------------------------------------------------------------
						                                                  799.0 	    799.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. First Mortgage Bonds
     U		                                11.50%(1)	     July 2010			   30.0 	     30.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Medium Term Notes
     1		                                7.10%(1)	     February 2007		   70.0 	     70.0
---------------------------------------------------------------------------------------------------------------------------------
Capital leases issued at varying rates of interest from 4.1% to 16.69% and
 maturing on various dates up to 2013		                                                    9.2 	     12.5
---------------------------------------------------------------------------------------------------------------------------------
Other 			                                                                            4.7 	      6.4
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt					                                    	        4,928.1 	  6,336.5 		4,644.9
Less -- current maturities					                                1,434.4 	      5.0
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt -- non-current			                                   	     $  3,493.7 	$ 4,639.9
=================================================================================================================================

(1) Interest is payable semi-annually.
(2) Principal face value of notes is U.S.$1,166.5 million (2005 -- U.S.$1,166.5 million).
(3) Principal face value of notes is U.S.$1,925.0 million (2005 -- U.S.$1,925.0 million).

(b) TELUS Corporation notes

The notes are senior, unsecured and unsubordinated obligations of the Company and rank equally in right of payment with all existing and future unsecured, unsubordinated obligations of the Company, are senior in right of payment to all existing and future subordinated indebtedness of the Company, and are effectively subordinated to all existing and future obligations of, or guaranteed by, the Company's subsidiaries.
  The indentures governing the notes contain certain covenants which, among other things, place limitations on the ability of TELUS and certain of its subsidiaries to: grant security in respect of indebtedness, enter into sale and lease-back transactions and incur new indebtedness.
  2007 and 2011 (U.S. Dollar) Notes: In May 2001, the Company publicly issued U.S.$1.3 billion 2007 Notes at a price of U.S.$995.06 per U.S.$1,000.00 of principal and U.S.$2.0 billion 2011 Notes at a price of U.S.$994.78 per U.S.$1,000.00 of principal. The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 nor more than 60 days' prior notice, at a redemption price equal to the greater of (i) the present value of the notes discounted at the Adjusted Treasury Rate plus 25 basis points in the case of the 2007 Notes and 30 basis points in the case of the 2011 Notes, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.
  2007 and 2011 Cross Currency Interest Rate Swap Agreements: With respect to the 2007 and 2011 (U.S. Dollar) Notes, U.S.$3.1 billion (2005 -- U.S.$3.1 billion) in aggregate, the Company entered into cross currency interest rate swap agreements which effectively convert the principal repayments and interest obligations to Canadian dollar obligations with effective fixed interest rates and fixed economic exchange rates.
  The cross currency interest rate swap agreements contain an optional early termination provision which states that either party could elect to terminate these swap agreements on May 30, 2006, if (i) the highest of the long-term unsecured unsubordinated debt ratings of the Company falls below BBB as determined by Standard & Poor's Rating Services or Baa2 as determined by Moody's Investors Service or (ii) in the case of these two ratings having a difference of two or more rating increments, the lower of the two ratings is below BBB- or Baa3 or (iii) the ratings for the Company's counterparties fall below A or A2.
  In contemplation of the planned refinancing of the 2007 (U.S. Dollar) Notes, in May 2006 the Company replaced approximately 63% of the notional value of the existing cross currency interest rate swap agreements with a like amount of new cross currency interest rate swap agreements which have a lower effective fixed interest rate and a lower effective fixed exchange rate. This replacement happened concurrent with the issuance of the 2013 (Canadian Dollar) Notes (see below); the two transactions had the composite effect of deferring, from June 2007 to June 2013, the payment of $300 million, representing a portion of the amount that would have been due either under the cross currency interest rate swap agreements or to the 2007 (U.S. Dollar) Note holders (to whom the amounts would ultimately have been paid would depend upon changes in interest and foreign exchange rates over the period to maturity of the underlying debt).
  To terminate the previous cross currency interest rate swap agreements, the Company made a payment of $354.6 million, including $14.0 million in respect of hedging of then-current period interest payments, to the counterparties. The remaining $340.6 million portion of the payment made to the counterparties of the previous cross currency interest rate swap agreements exceeded the associated amount of the deferred hedging liability, such excess being $25.8 million and which will be deferred and amortized over the remainder of the life of the 2007 (U.S. Dollar) Notes.
  The following table sets out the composition of the payments made to the counterparties to the cross currency interest rate swap agreements and the related accounting amounts.


                                                           At date of early termination of cross             Amounts to be
                                                           currency interest rate swap agreements	     deferred and
                                                           --------------------------------------            amortized over
                                                                                       Hedging             remainder of life of
                                                              Amounts paid             amounts              2007 (U.S. Dollar)
(millions)	                                              in advance(1)            recorded                Notes(2)
--------------------------------------------------------------------------------------------------------------------------------
In respect of principal		                                $  309.4 		$  314.8 		$  (5.4)
In respect of interest that would have been incurred
 subsequent to termination date and prior to maturity
 of 2007 (U.S. Dollar) Notes		                            31.2 		      -- 		   31.2
--------------------------------------------------------------------------------------------------------------------------------
			                                      	   340.6 		   314.8 		   25.8
In respect of hedge accounting affecting accrued interest
 to date of early termination of cross currency interest
 rate swap agreements		                                    14.0 		    14.0 		     --
--------------------------------------------------------------------------------------------------------------------------------
			                                        $  354.6 		$  328.8 		   25.8
=================================================================================================
	                                                        Amortization for the year ended
                                                                 December 31, 2006  			           15.5
                                                                ----------------------------------------------------------------

                                                         	Prepaid expense arising from early
                                                                 termination of cross currency interest
                                                                 rate swap agreements, December 31, 2006        $  10.3
                                                                =================================================================

(1) Amounts paid in advance represent present value of cash flows, at early termination date, which would have arisen pursuant to early terminated cross currency interest rate swap agreements.

(2) Had the early terminated cross currency interest rate swap agreements matured in the normal course, the associated period amounts that would have been recorded would equal the future value of the amounts to currently be deferred and amortized (assuming that the associated future exchange and interest rates over the period to maturity of the 2007 (U.S. Dollar) Notes would be equal to those at the date of early termination of the cross currency interest rate swap agreements).

  The weighted average effective fixed interest rates and effective fixed exchange rates arising from the cross currency interest rate swap agreements are summarized in the following table:


As at December 31						2006					2005
--------------------------------------------------------------------------------------------------------------------------------
                                                                           Effective fixed                      Effective fixed
                                                     Effective fixed 	   exchange rate      Effective fixed   exchange rate
                                                     interest rate         ($: U.S.$1.00)      interest rate    ($: U.S.$1.00)
--------------------------------------------------------------------------------------------------------------------------------
2007 (U.S. Dollar) Notes				7.046%		    $  1.2716 		8.109%		    $  1.5414
2011 (U.S. Dollar) Notes				8.493%		    $  1.5327 		8.493%		    $  1.5327
--------------------------------------------------------------------------------------------------------------------------------

  The counterparties of the swap agreements are highly rated financial institutions and the Company does not anticipate any non-performance. TELUS has not required collateral or other security from the counterparties due to its assessment of their creditworthiness.

  The Company translates items such as the U.S. Dollar notes into equivalent Canadian dollars at the rate of exchange in effect at the balance sheet date. The swap agreements at December 31, 2006, comprised a net deferred hedging liability of $835.7 million, as set out in Note 20(b) (2005 -- $1,154.3 million). The asset value of the swap agreements increases (decreases) when the balance sheet date exchange rate increases (decreases) the Canadian dollar equivalent of the U.S. Dollar notes.

  2013 (Canadian Dollar) Notes: In May 2006, the Company publicly issued $300 million 5.00%, Series CB, Notes at a price of $998.80 per $1,000.00 of principal. The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days' prior notice, at a redemption price equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus 16 basis points, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

  2006 (Canadian Dollar) Notes: In May 2001, the Company issued $1.6 billion 7.50%, Series CA, Notes at a price of $992.30 per $1,000.00 of principal to the public. The notes were redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days' prior notice, at a redemption price equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus 35 basis points, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

  During the third quarter of 2002, the Company repurchased 7.50%, Series CA, Notes with a face value of $22.0 million and on October 17, 2005, the Company exercised its right to early redeem, on December 1, 2005, the remaining $1,578.0 million of 7.50%, Series CA, Notes outstanding. The loss on redemption, as set out in Note 8, was $33.5 million.

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

(c) TELUS Corporation credit facilities

On May 4, 2005, TELUS Corporation entered into a $1.6 billion bank credit facility with a syndicate of financial institutions. The credit facilities consist of: (i) an $800 million (or U.S. Dollar equivalent) revolving credit facility expiring on May 7, 2008, to be used for general corporate purposes, and (ii) an $800 million (or U.S. Dollar equivalent) revolving credit facility expiring on May 4, 2010, to be used for general corporate purposes. These facilities replaced the Company's pre-existing committed credit facilities prior to the availability termination dates of such facilities.
  TELUS Corporation's credit facilities are unsecured and bear interest at prime rate, U.S. Dollar Base Rate, a bankers' acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the credit facilities), plus applicable margins. The credit facilities contain customary representations, warranties and covenants including two financial quarter end financial ratio tests. The financial ratio tests are that the Company may not permit its net debt to operating cash flow ratio to exceed 4.0:1 and may not permit its operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facilities.
  Continued access to TELUS Corporation's credit facilities is not contingent on the maintenance by TELUS Corporation of a specific credit rating.

As at December 31 (millions)		    2006		                                    2005
------------------------------------------------------------------------    ----------------------------------------------------
                                            Outstanding,       	                                    Outstanding,
                     Gross                    undrawn           Net          Gross                    undrawn           Net
                   available	 Drawn     letters of credit  available     available      Drawn   letters of credit  available
--------------------------------------------------------------------------------------------------------------------------------
Revolving credit
 facility expiring
  May 7, 2008	     $  800.0 	  $  120.0 	$  100.1 	 $  579.9     $ 800.0     $ 142.0 	$  100.6      $  557.4
  May 4, 2010		800.0 	        -- 	      -- 	    800.0       800.0          --             --         800.0
--------------------------------------------------------------------------------------------------------------------------------
 		     $1,600.0     $  120.0 	$  100.1 	 $1,379.9     $1,600.0    $ 142.0 	$  100.6      $1,357.4
=================================================================================================================================

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

(e) TELUS Communications Inc. first mortgage bonds

The first mortgage bonds were issued by TELUS Communications (Quebec) Inc. and are secured by an immovable hypothec and by a movable hypothec charging specifically certain immovable and movable property of the subsidiary TELUS Communications Inc., such as land, buildings, equipment, apparatus, telephone lines, rights-of-way and similar rights limited to certain assets located in the province of Quebec. The first mortgage bonds are not redeemable prior to maturity. Pursuant to a corporate reorganization effected July 1, 2004, the outstanding first mortgage bonds became obligations of TELUS Communications Inc.

(f) TELUS Communications Inc. medium term notes

The medium term notes were issued by TELUS Communications (Quebec) Inc. under a trust indenture dated September 1, 1994, as supplemented from time to time, are unsecured and are not redeemable prior to maturity. New issues of medium term notes are subject to restrictions as to debt ratio and interest coverage. Pursuant to a corporate reorganization effected July 1, 2004, the outstanding medium term notes became obligations of TELUS Communications Inc.

(g) TELUS Corporation convertible debentures

The 6.75% convertible debentures were unsecured, subordinated obligations of the Company that were to mature on June 15, 2010, and were convertible at the holders' option into Non-Voting Shares of the Company at a rate reflecting a share price of $39.73. The convertible debentures were not redeemable prior to June 15, 2003. Redemption in the period from June 15, 2003, through June 15, 2005, was allowed if the average trading price of the Non-Voting Shares for a defined period exceeds 125% of the conversion price.
  The holder's embedded conversion option was valued using the residual value approach and was presented as a component of shareholders' equity.
  On May 9, 2005, the Company provided notice of redemption for its convertible debentures at par, plus accrued and unpaid interest, for redemption on June
16, 2005. Convertible debenture holders exercised conversion options resulting in $131.7 million of convertible debenture principal being converted into 3,316,047 Non-Voting Shares. The conversion option in respect of $17.9 million of convertible debenture principal was not exercised and this principal amount was redeemed on June 16, 2005.

(h) Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, including related hedge amounts and calculated upon such long-term debts owing as at December 31, 2006, during each of the five years ending December 31 are as follows:

(millions)	                       		                                  Deferred hedging
                                                             Principal(1)          liability, net              Total
--------------------------------------------------------------------------------------------------------------------------------
2007	                                                        $ 1,436.1 		$  122.9 	        $ 1,559.0
2008		                                                    124.8 		      -- 		    124.8
2009		                                                      1.5 		      -- 		      1.5
2010		                                                     81.7 		      -- 		     81.7
2011		                                                  2,240.3 		   710.3 		  2,950.6
---------------------------------------------------------------------------------------------------------------------------------

(1)Where applicable, principal repayments reflect foreign exchange rates at December 31, 2006.

18 shareholders' equity

(a) Details of shareholders' equity


As at December 31 ($ in millions)								2006		2005
--------------------------------------------------------------------------------------------------------------------------------
Preferred equity
  Authorized	                         Amount
     First Preferred Shares           1,000,000,000
     Second Preferred Shares	      1,000,000,000
Common equity
  Share capital
     Shares
       Authorized	                 Amount
	 Common Shares	              1,000,000,000
	 Non-Voting Shares	      1,000,000,000
       Issued
	 Common Shares (b)	                                                                $  2,264.4 	$  2,311.6
	 Non-Voting Shares (b)	                                              	                   3,420.8 	   3,556.7
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                   5,685.2  	   5,868.3
---------------------------------------------------------------------------------------------------------------------------------
Options (c)		                                                                               0.8 	       5.9
Cumulative foreign currency translation adjustment		                                      (1.5)	      (7.3)
Retained earnings		                                                                   1,080.1 	     849.7
Contributed surplus (d)		                                                                     163.5 	     153.4
---------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity	                                                                $  6,928.1 	$  6,870.0
=================================================================================================================================

(b) Changes in Common Shares and Non-Voting Shares

Years ended December 31 ($ in millions)				    2006		                   2005
--------------------------------------------------------------------------------------------------------------------------------
			                            Number of shares	Share capital	 Number of shares	Share capital
--------------------------------------------------------------------------------------------------------------------------------
Common Shares
 Beginning of period		                        183,530,655 	    $ 2,311.6           192,748,738 	    $  2,407.5
 Common Shares issued pursuant to exercise of
  share options (e)		                            627,779 		 21.9 		  1,000,328 		  32.2
 Purchase of shares for cancellation pursuant to
  normal course issuer bid (f)		                 (5,490,600)		(69.1)		(10,137,769)	        (127.1)
 Expiration of predecessor share exchange privilege (g)		 -- 	           -- 		    (80,642)	          (1.0)
--------------------------------------------------------------------------------------------------------------------------------
End of period		                                178,667,834 	    $ 2,264.4 	        183,530,655 	    $  2,311.6
=================================================================================================================================
Non-Voting Shares
 Beginning of period		                        166,566,504 	    $ 3,556.7 	        165,803,123 	    $  3,426.7
 Non-Voting Shares issued pursuant to exercise of
  share options (e)		                          3,190,967 	  	 94.2 		  7,556,004 		 200.4
 Non-Voting Shares issued pursuant to use of share
  option award net-equity settlement feature (e)	    371,386 		  2.4 			-- 		    --
 Purchase of shares for cancellation pursuant to
  normal course issuer bid (f)		                (10,888,123)	       (232.5)		(10,656,300)		(223.9)
 Exercise of warrants (c)		                         -- 		   -- 	 	    561,732 	  	  20.8
 Expiration of predecessor share exchange privilege (g)	         -- 		   -- 		    (26,327)	 	  (0.6)
 Channel stock incentive plan (h)		                 -- 		   -- 		     12,225 		   0.4
 Exercise of convertible debenture conversion
  option (Note 17(g))		                                 -- 		   -- 		  3,316,047 	 	 132.9
---------------------------------------------------------------------------------------------------------------------------------
 End of period		                                159,240,734 		$3,420.8 	166,566,504 	    $  3,556.7
=================================================================================================================================

Amounts credited to the Common Share capital account upon exercise of share options are cash received. Amounts credited to the Non-Voting Share capital account are comprised as follows:

Years ended December 31 (millions)								2006		2005

--------------------------------------------------------------------------------------------------------------------------------
Non-Voting Shares issued pursuant to exercise of share options
 Cash received from exercise of share options					                $   82.6 	$   180.3
 Amounts credited to share capital arising from intrinsic value accounting
   applied to former Clearnet Communications Inc. options (c)			                     5.0 	      9.1
Share option award expense reclassified from contributed surplus upon exercise
   of share options (d)		                                                                     6.6 	     11.0
---------------------------------------------------------------------------------------------------------------------------------
					                                                        $   94.2 	$   200.4
=================================================================================================================================


(c) Options and warrants

Upon its acquisition of Clearnet Communications Inc. in 2000, the Company was required to record the intrinsic value of Clearnet Communications Inc. options and warrants outstanding at that time. As these options and warrants are exercised, the corresponding intrinsic values are reclassified to share capital. As these options and warrants are forfeited, or as they expire, the corresponding intrinsic values are reclassified to contributed surplus. Proceeds arising from the exercise of these options and warrants are credited to share capital.
  Under the terms of the arrangement to acquire Clearnet Communications Inc., effective January 18, 2001, TELUS Corporation exchanged the warrants held by former Clearnet Communications Inc. warrant holders. Each warrant entitled the holder to purchase a Non-Voting Share at a price of U.S.$10.00 per share until September 15, 2005.

(d) Contributed surplus

The following table presents a summary of the activity related to the Company's contributed surplus for the years ended December 31.

Years ended December 31 (millions) 								2006		2005
--------------------------------------------------------------------------------------------------------------------------------
Balance, beginning of period					                                $  153.4 	$   149.0
Share option award expense
 - Recognized in period (Note 11(a))			                                            19.0 	     14.2
 - Reclassified to Non-Voting Share capital account
   - Upon exercise of share options			                                            (6.6)	    (11.0)
   - Upon use of share option award net-equity settlement feature			            (2.4)	       --
Amounts credited to contributed surplus arising from intrinsic value accounting
  applied to former Clearnet Communications Inc. options (c)			                     0.1 	       --
Unexercised, expired convertible debenture conversion option			                      -- 	      1.2
---------------------------------------------------------------------------------------------------------------------------------
Balance, end of period					                                        $  163.5 	$   153.4
=================================================================================================================================

(e) Share option plans

The Company has a number of share option plans under which officers and other employees may receive options to purchase Non-Voting Shares at a price equal to the fair market value at the time of grant; prior to 2001, options were also similarly awarded in respect of Common Shares. Prior to 2002, directors were also awarded options to purchase Non-Voting Shares and Common Shares at a price equal to the fair market value at the time of grant. Option awards currently granted under the plans may be exercised over specific periods not to exceed seven years from the time of grant; prior to 2003, share option awards were granted with exercise periods not to exceed ten years.

The following table presents a summary of the activity related to the Company's share option plans for the years ended December 31.


Years ended December 31						2006		                        2005
--------------------------------------------------------------------------------------------------------------------------------
	                                              Number of 	   Weighted  	      Number of 	 Weighted
                                                       share             average share         share 	       average share
                                                      options            option price	      options          option price
--------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of period		        13,894,601 	    $	28.14 		21,914,760 	    $	26.07
Granted		                                         1,627,132 		43.66 		 1,916,575 	    	38.85
Exercised(1)		                                (4,365,475)		25.94 		(8,556,332)	    	24.84
Forfeited		                                  (586,796)		27.78 		(1,239,547)	     	29.22
Expired and cancelled	                          	        -- 		   -- 		  (140,855)	    	41.63
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of period	                        10,569,462 	    $	31.46 		13,894,601 	    $	28.14
=================================================================================================================================

(1)The total intrinsic value of share option awards exercised for the year ended December 31, 2006, was $105.7 million (2005 -- $128.5 million).

  In 2006, certain outstanding grants of share option awards, which were made after 2001, had a net-equity settlement feature applied to them. This event does not result in the optionees receiving incremental value and therefore modification accounting is not required for it. The optionee does not have the choice of exercising the net-equity settlement feature. It is at the Company's discretion whether an exercise of the share option award is settled as a share option or using the net-equity settlement feature. Subsequent to December 31, 2006, certain outstanding grants of share option awards had a net-cash settlement feature applied to them, as further discussed in Note 11(b); the optionee has the choice of exercising the net-cash settlement feature.
  The following table reconciles the number of share options exercised and the associated number of Common Shares and Non-Voting Shares issued.

Year ended December 31										2006		2005
---------------------------------------------------------------------------------------------------------------------------------
Non-Voting Shares issued pursuant to exercise of share option awards			        3,190,967 	7,556,004
Non-Voting Shares issued pursuant to use of share option award net-equity
 settlement feature			                                                          371,386 	       --
Impact of Company choosing to settle share option award exercises using net-equity
 settlement feature		                                                                  175,343 	       --
---------------------------------------------------------------------------------------------------------------------------------
Non-Voting Shares issuable pursuant to exercising of share option awards		        3,737,696 	7,556,004
Common Shares issued and issuable pursuant to exercise of share option awards		          627,779 	1,000,328
---------------------------------------------------------------------------------------------------------------------------------
Share option awards exercised			                                                4,365,475 	8,556,332
=================================================================================================================================

The following is a life and exercise price stratification of the Company's share options outstanding as at December 31, 2006.

Options outstanding(1)	                                                                                 Options exercisable
                      <C)
------------------------------------------------------------------------------------------------------   ------------------------
Range of option prices									    Total
------------------------------------------------------------------------------------------------------   ------------------------
		                                                                                                       Weighted
 Low 		      $	 5.95 	$  9.14    $  14.63    $   21.99   $   34.88 	$  54.45     $ 5.95      Number of     average
 High		      $	 8.43 	$ 13.56    $  19.92    $   32.83   $   47.22 	$  57.37     $ 57.37     shares        price
Year of expiry and                                                                                       ------------------------
number of shares
------------------------------------------------------------------------------------------------------
 2007		        2,959 	  5,908          -- 	  23,266          --  	      --        32,133 	    32,133     $  24.83
 2008		        3,272 	     --          -- 	  42,880      80,800 	      --       126,952 	   126,952     $  40.26
 2009		           -- 	  3,644     541,982 	 126,443     130,782 	      --       802,851 	   802,851     $  21.48
 2010			   -- 	     --     127,076    1,531,576     452,891 	      --     2,111,543 	 2,111,543     $  26.64
 2011			   -- 	     --       5,366    2,380,788   1,400,438 	      --     3,786,592 	 2,301,628     $  30.69
 2012		       11,066 	  9,267     212,033 	  75,000   1,793,692 	      --     2,101,058 	   307,366     $  17.61
 2013		           -- 	     --          -- 	      --   1,541,626 	  66,707     1,608,333 	        --          --
-------------------------------------------------------------------------------------------------------------------
		       17,297 	 18,819     886,457    4,179,953   5,400,229 	  66,707    10,569,462 	 5,682,473     $  27.36
===================================================================================================================
Weighted average
 remaining contractual
 life (years)		  4.0 	    3.6 	3.7 	     4.1 	5.0 	    6.9 	  4.6
Weighted average price	$7.68 	 $10.39      $16.01 	  $24.60     $39.17 	 $55.39        $31.46
Aggregate intrinsic
 value(2) (millions)	 $0.8 	   $0.8       $31.9 	  $115.0      $70.4 	 $   --        $218.9
Options exercisable
------------------------------------------------------------------------------------------------------
Number of shares       17,297 	 18,819     886,457    2,694,989  2,064,911          --     5,682,473
Weighted average
 remaining contractual
 life (years)	 	  4.0 	    3.6         3.7 	     4.1       3.8	     -- 	  3.9
Weighted average price	$7.68 	 $10.39      $16.01	  $24.51    $36.26       $   --        $27.36
Aggregate intrinsic
 value(2) (millions)	 $0.8 	   $0.8       $31.9 	   $74.5     $33.5 	     --        $141.5

(1) As at December 31, 2006, 10,317,956 share options, with a weighted average remaining contractual life of 4.5 years, a weighted average price of $31.17 and an aggregate intrinsic value of $216.7 million, are vested or were expected to vest.
(2) The aggregate intrinsic value is calculated upon December 31, 2006, per share prices of $53.52 for Common Shares and $52.03 for Non-Voting Shares.

  As at December 31, 2006, 0.8 million Common Shares and 18.5 million Non-Voting Shares were reserved for issuance, from Treasury, under the share option plans.

(f) Purchase of shares for cancellation pursuant to normal course issuer bid

The Company purchased, for cancellation, through the facilities of the Toronto Stock Exchange, Common Shares and Non-Voting Shares pursuant to successive normal course issuer bids; the Company's most current normal course issuer bid runs for a twelve-month period ending December 19, 2007, for up to 12.0 million Common Shares and 12.0 million Non-Voting Shares. The excess of the purchase price over the average stated value of shares purchased for cancellation was charged to retained earnings. The Company ceases to consider shares outstanding on the date of the Company's purchase of its shares although the actual cancellation of the shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter. As at December 31, 2006, NIL Common Shares (2005 -- 120,000 Common Shares) and 103,923 Non-Voting Shares (2005 -- 607,700 Non-Voting Shares) had been purchased and not yet cancelled.


Years ended December 31 ($ in millions)
--------------------------------------------------------------------------------------------------------------------------------
		                                                                            Purchase price
--------------------------------------------------------------------------------------------------------------------------------
                                                       Number of                             Charged to 	 Charged to
                                                       shares               Paid           share capital       retained earnings
--------------------------------------------------------------------------------------------------------------------------------
Common Shares purchased for cancellation
 Program commencing December 20, 2004
   During fiscal 2004 year		                   755,711 	    $   27.3 		$     9.4 	    $	 17.9
   During fiscal 2005 year		                 9,503,300 	       412.5 		    119.1 		293.4
---------------------------------------------------------------------------------------------------------------------------------
   Program total		                        10,259,011 	       439.8 		    128.5 		311.3
---------------------------------------------------------------------------------------------------------------------------------
 Program commencing December 20, 2005
   During fiscal 2005 year		                   634,469 	        29.7 	  	      8.0 		 21.7
   During fiscal 2006 year		                 5,490,600 	       260.4 		     69.1 		191.3
---------------------------------------------------------------------------------------------------------------------------------
   Program total		                         6,125,069 	       290.1 		     77.1 		213.0
---------------------------------------------------------------------------------------------------------------------------------
 Program commencing December 20, 2006
   During fiscal 2006 year		                        -- 		  -- 		       -- 		   --
---------------------------------------------------------------------------------------------------------------------------------
 All programs -- inception to date		        16,384,080 	    $	729.9 		$   205.6 	    $   524.3
=================================================================================================================================
 All programs -- during fiscal 2006 year	         5,490,600 	    $	260.4 		$    69.1 	    $   191.3
=================================================================================================================================
 All programs -- during fiscal 2005 year	        10,137,769 	    $	442.2 		$   127.1 	    $   315.1
=================================================================================================================================
Non-Voting Shares purchased for cancellation
 Program commencing December 20, 2004
   During fiscal 2004 year		                 1,451,400 	    $	 50.7 		$    30.0 	    $    20.7
   During fiscal 2005 year		                10,048,600 		422.1 		    211.0 		211.1
--------------------------------------------------------------------------------------------------------------------------------
   Program total		                        11,500,000 		472.8 		    241.0 		231.8
--------------------------------------------------------------------------------------------------------------------------------
 Program commencing December 20, 2005
   During fiscal 2005 year		                   607,700 		 27.8 		     12.9 		 14.9
   During fiscal 2006 year		                10,701,400 		530.0 		    228.5 		301.5
--------------------------------------------------------------------------------------------------------------------------------
   Program total		                        11,309,100 		557.8 		    241.4 		316.4
--------------------------------------------------------------------------------------------------------------------------------
 Program commencing December 20, 2006
   During fiscal 2006 year		                   186,723 		  9.8 		      4.0 		  5.8
---------------------------------------------------------------------------------------------------------------------------------
 All programs -- inception to date		        22,995,823 	    $ 1,040.4 		$   486.4 	    $   554.0
=================================================================================================================================

 All programs -- during fiscal 2006 year	        10,888,123 	    $	539.8 		$   232.5 	    $   307.3
=================================================================================================================================

 All programs -- during fiscal 2005 year	        10,656,300 	    $	449.9 		$   223.9 	    $   226.0
=================================================================================================================================
Common Shares and Non-Voting Shares
 purchased for cancellation
 Program commencing December 20, 2004
   During fiscal 2004 year		                 2,207,111 	    $	 78.0 		$    39.4 	    $    38.6
   During fiscal 2005 year		                19,551,900 		834.6 		    330.1 		504.5
---------------------------------------------------------------------------------------------------------------------------------
   Program total		                        21,759,011 		912.6 		    369.5 		543.1
---------------------------------------------------------------------------------------------------------------------------------
 Program commencing December 20, 2005
   During fiscal 2005 year		                 1,242,169 		 57.5 		     20.9 		 36.6
   During fiscal 2006 year		                16,192,000 		790.4 		    297.6 		492.8
---------------------------------------------------------------------------------------------------------------------------------
   Program total		                        17,434,169 		847.9 		    318.5 		529.4
---------------------------------------------------------------------------------------------------------------------------------
 Program commencing December 20, 2006
   During fiscal 2006 year		                   186,723 		  9.8 		      4.0 		  5.8
---------------------------------------------------------------------------------------------------------------------------------
 All programs -- inception to date		        39,379,903 	    $ 1,770.3 		$   692.0 	    $ 1,078.3
=================================================================================================================================

 All programs -- during fiscal 2006 year		16,378,723 	    $	800.2 		$   301.6 	    $   498.6
=================================================================================================================================

 All programs -- during fiscal 2005 year		20,794,069 	    $	892.1 		$   351.0 	    $   541.1
=================================================================================================================================

(g) Expiration of predecessor share exchange privilege

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

(h) Channel stock incentive plan

The Company initiated the Plan to increase sales of various products and services by providing additional performance-based compensation in the form of Non-Voting Shares. During the first half of 2005, terms of the Plan were amended such that the Non-Voting Shares earned were no longer to be issued from Treasury and, as a result, as at December 31, 2005, Non-Voting Shares earned were no longer accrued as a component of Common Equity.

(i) Dividend Reinvestment and Share Purchase Plan

The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible shareholders may acquire Non-Voting Shares through the reinvestment of dividends and additional optional cash payments. Excluding Non-Voting Shares purchased by way of additional optional cash payments, the Company, at its discretion, may offer the Non-Voting Shares at up to a 5% discount from the market price. During the years ended December 31, 2006 and 2005, the Company did not offer Non-Voting Shares at a discount. Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year.
  Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to July 1, 2001, when the acquisition of shares from Treasury commenced, all Non-Voting Shares were acquired in the market at normal trading prices; acquisition in the market at normal trading prices recommenced on January 1, 2005.

  In respect of Common Share and Non-Voting Share dividends declared during the year ended December 31, 2006, $7.4 million (2005 -- $5.7 million) was to be reinvested in Non-Voting Shares.


19 commitments and contingent liabilities

(a) Canadian Radio-television Telecommunications Commission Decisions 2002-34, 2002-43 and 2006-9 deferral accounts

On May 30, 2002, and on July 31, 2002, the CRTC issued Decisions 2002-34 and 2002-43, respectively, and introduced the concept of a deferral account. The Company must make significant estimates and assumptions in respect of the deferral accounts given the complexity and interpretation required of Decisions 2002-34 and 2002-43. Accordingly, the Company estimates, and records, an aggregate liability of $164.8 million as at December 31, 2006
(2005 -- $158.7 million), to the extent that activities it has undertaken, other qualifying events and realized rate reductions for Competitor Services do not extinguish it; management is required to make estimates and assumptions in respect of the offsetting nature of these items. If the CRTC, upon its periodic review of the Company's deferral account, disagrees with management's estimates and assumptions, the CRTC may adjust the deferral account balance and such adjustment may be material. Ultimately, this process results in the CRTC determining if, and when, the deferral account liability is settled.
  On March 24, 2004, the CRTC issued Telecom Public Notice CRTC 2004-1 "Review and disposition of the deferral accounts for the second price cap period", which initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the incumbent local exchange carriers' deferral accounts during the first two years of the second price cap period.
  On February 16, 2006, the CRTC issued Decision CRTC 2006-9, "Disposition of funds in the deferral account". In its decision the CRTC determined that the majority of the accumulated liability within the respective incumbent local exchange carrier's deferral account was to be made available for initiatives to expand broadband services within their incumbent local exchange carrier operating territories to rural and remote communities where service is currently not available. In addition, a minimum of five per cent of the accumulated deferral account balance must be used for initiatives that enhance accessibility to telecommunications services for individuals with disabilities. To the extent that the deferral account balance exceeds the approved initiatives, the remaining balance will be distributed in the form of a one-time rebate to local residential service customers in non-high cost serving areas. Finally, the CRTC indicated that subsequent to May 31, 2006, no additional amounts are to be added to the deferral account and, instead, are to be dealt with via prospective rate reductions.
 In September 2006, the Federal Court of Appeal granted the Consumers Association of Canada and the National Anti-Poverty Organization leave to appeal CRTC Telecom Decision 2006-9. These consumer groups are expected to file their appeal over the coming months asking the Court to direct rebates to local telephone subscribers, rather than have the accumulated deferral account funds used for purposes determined by the CRTC, as noted above. Bell Canada was also granted leave to appeal Decision 2006-9 on the grounds that the CRTC exceeded its jurisdiction to the extent it approves rebates from the deferral account. These matters are expected to be heard in 2007. In the event that Bell Canada is successful in its appeal, the Company may realize additional revenue equal to the amount of the deferral account that would otherwise have been rebated by the CRTC. Should the consumer groups be successful in their appeals, the Company may be required to remit a one-time refund of an amount up to, but not exceeding, the aggregate liability of approximately $165 million in individually small amounts to its entire local residential subscriber base. As the deferral account balance was fully provided for in previous financial statements, the potential refund will not impact the Company's subsequent income from operations. In addition, subject to the potential outcome of this leave to appeal, the Company may need to re-address its intent to extend broadband services to uneconomic remote and rural communities. The Company supports Decision 2006-9 and its designated uses of the deferral account in order to extend high-speed broadband internet service to rural and remote communities and improve telecommunications services for people with disabilities.
  Due to the Company's use of the liability method of accounting for the deferral account, the CRTC Decision 2005-6, as it relates to the Company's provision of Competitor Digital Network services, is not expected to affect the Company's consolidated revenues. Specifically, to the extent that the CRTC Decision 2005-6 requires the Company to provide discounts on Competitor
Digital Network services, through May 31, 2006, the Company drew down the deferral account by an offsetting amount; subsequent to May 31, 2006, the income statement effects did not change and the Company no longer needed to account for these amounts through the deferral account. For the year ended December 31, 2006, the Company drew down the deferral account by $19.9 million (2005 -- $50.5 million) in respect of discounts on Competitor Digital Network services.
  On November 30, 2006, the CRTC issued Telecom Public Notice CRTC 2006-15, "Review of proposals to dispose of the funds accumulated in the deferral accounts", which initiated a public proceeding to consider the proposals submitted by the incumbent local exchange carriers to dispose of the funds accumulated in their respective deferral accounts. The Company expects the CRTC to render its decision in this matter in the latter part of 2007.

(b) Contractual obligations

The Company's known contractual obligations at December 31, 2006, are as follows:


                     Long-term debt maturities(1)
                           (see Note 17(h))
                   -------------------------------      Other long-term    Operating
	               All except 		        liabilities(2)      leases		Purchase
(millions)          capital leases   Capital leases   (see Note 20(b))   (see Note 19(c))     obligations(3)        Total
--------------------------------------------------------------------------------------------------------------------------------
2007	                $ 1,555.0 	  $   4.0 	    $	18.0 	       $   197.6 	  $  506.6 	     $ 2,281.2
2008		            122.2 	      2.6 		23.1 	           184.9 	     127.2 	 	 460.0
2009		              0.7 	      0.8 		28.2 		   198.3 	      73.7 		 301.7
2010		             80.0 	      1.7 		17.6 		   185.5 	      30.8 		 315.6
2011		          2,950.5             0.1 		17.7 		   168.3 	      11.5 	       3,148.1
Thereafter		  1,049.0 	       -- 	       150.7 	         1,202.6 	      33.8             2,436.1
--------------------------------------------------------------------------------------------------------------------------------
Total	                $ 5,757.4 	  $   9.2 	    $  255.3 	       $ 2,137.2 	  $  783.6 	     $ 8,942.7
================================================================================================================================

(1)Where applicable, long-term debt maturities reflect hedged foreign exchange rates.

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

(c) Leases

The Company occupies leased premises in various centres and has land, buildings and equipment under operating leases. As a result of the consolidation of leased premises arising from various initiatives, some of the leased building premises were sub-let. At December 31, 2006, the future minimum lease payments under capital leases and operating leases, and future receipts from real estate operating sub-leases, are as follows:


                                                               Operating lease payments
                                    -----------------------------------------------------------------------         Operating
                                              Land and buildings                                                      lease
                      Capital       ------------------------------------------        Vehicles                     receipts from
                       lease                         Occupancy                       and other                     sub-let land
(millions)	      payments	       Rent	       costs	       Gross	     equipment	       Total	   and buildings
---------------------------------------------------------------------------------------------------------------------------------
2007	                 $  4.3 	$ 118.4 	$  60.4 	$ 178.8 	$ 18.8 	        $ 197.6 	$ 1.7
2008		            3.1 	  110.7 	   62.0 	  172.7 	  12.2 		  184.9 	  1.6
2009		            1.0 	  116.7 	   72.8 	  189.5 	   8.8 		  198.3 	  1.4
2010	  	            1.8 	  106.1 	   71.4 	  177.5 	   8.0 		  185.5 	  0.8
2011		            0.2 	   91.8 	   72.0 	  163.8 	   4.5 		  168.3 	  0.5
---------------------------------------------------------------------------------------------------------------------------------
Total future minimum
 lease payments		   10.4
Less imputed interest	    1.2
---------------------------------------------------------------------------------------------------------------------------------
Capital lease liability	 $  9.2
=================================================================================================================================

  Total future minimum operating lease payments at December 31, 2006, were $2,137.2 million. Of this amount, $2,083.6 million was in respect land and buildings; approximately 60% of this amount was in respect of the Company's five largest leases, all of which were for office premises over various terms, none of which expire after 2024.

(d) Guarantees

Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events. In the normal course of its operations, the Company enters into obligations that GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company.
  Performance guarantees: Performance guarantees contingently require a guarantor to make payments to a guaranteed party based on a third party's failure to perform under an obligating agreement. TELUS provides sales price guarantees in respect of employees' principal residences as part of its employee relocation policies. In the event that the Company is required to honour such guarantees, it purchases (for immediate resale) the property from the employee.
  The Company has guaranteed third parties' financial obligations as part of a facility naming rights agreement. The guarantees, in total, run through to August 31, 2008, on a declining-balance basis and are of limited recourse.
  As at December 31, 2006, the Company has no liability recorded in respect of the aforementioned performance guarantees.
  Financial guarantees: In conjunction with its 2001 exit from the equipment leasing business, the Company provided a guarantee to a third party with respect to certain specified telecommunications asset and vehicle leases. If the lessee were to default, the Company would be required to make a payment to the extent that the realized value of the underlying asset is insufficient to pay out the lease; in some instances, the Company could be required to pay out the lease on a gross basis and realize the underlying value of the leased asset itself. As at December 31, 2006, the Company has a liability of $0.2 million (2005 -- $0.5 million) recorded in respect of these lease guarantees.
  The following table quantifies the maximum undiscounted guarantee amounts as at December 31, 2006, without regard for the likelihood of having to make such payment.

(millions)			                              Performance              Financial
                                                             guarantees(1)	      guarantees(1)	        Total
---------------------------------------------------------------------------------------------------------------------------------
2007			                                        $  1.6 		        $  0.4 		        $  2.0
2008				                                   0.5 			   0.2 			   0.7
---------------------------------------------------------------------------------------------------------------------------------

(1) Annual amounts for performance guarantees and financial guarantees include the maximum guarantee amounts during any year of the term of the guarantee.

Indemnification obligations: In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.
  In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the new owner's increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company's proportionate share would have been 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred.
  As at December 31, 2006, the Company has no liability recorded in respect of indemnification obligations.

(e) Claims and lawsuits

General: A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position, excepting the items enumerated following.
  Pay equity: On December 16, 1994, the Telecommunications Workers Union filed a complaint against BC TEL, a predecessor of TELUS Communications Inc., with the Canadian Human Rights Commission, alleging that wage differences between unionized male and female employees in British Columbia were contrary to the equal pay for work of equal value provisions in the Canadian Human Rights Act. As a term of the settlement between TELUS Communications Inc. and the Telecommunications Workers Union that resulted in the collective agreement effective November 20, 2005, the parties have agreed to settle this complaint without any admission of liability, on the basis that the Company will establish a pay equity fund of $10 million to be paid out during the term of the new collective agreement; the Telecommunications Workers Union withdrew and discontinued this complaint on December 21, 2005. During the first quarter of 2006, the Canadian Human Rights Commission advised the Company that it accepted this settlement and that it would close its file on the complaint.
  TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan: Two statements of claim were filed in the Alberta Court of Queen's Bench on December 31, 2001, and January 2, 2002, respectively, by plaintiffs alleging to be either members or business agents of the Telecommunications Workers Union. In one action, the three plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan and in the other action, the two plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Edmonton Pension Plan. The statement of claim in the TELUS Corporation Pension Plan related action named the Company, certain of its affiliates and certain present and former trustees of the TELUS Corporation Pension Plan as defendants, and claims damages in the sum of $445 million. The statement of claim in the TELUS Edmonton Pension Plan related action named the Company, certain of its affiliates and certain individuals who are alleged to be trustees of the TELUS Edmonton Pension Plan and claims damages in the sum of $15.5 million. On February 19, 2002, the Company filed statements of defence to both actions and also filed notices of motion for certain relief, including an order striking out the actions as representative or class actions. On May 17, 2002, the statements of claim were amended by the plaintiffs and include allegations, inter alia, that benefits provided under the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan are less advantageous than the benefits provided under the respective former pension plans, contrary to applicable legislation, that insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted. The Company filed statements of defence to the amended statements of claim on June 3, 2002. The Company believes that it has good defences to the actions. As a term of the settlement reached between TELUS Communications Inc. and the Telecommunications Workers Union that resulted in a collective agreement effective November 20, 2005, the Telecommunications Workers Union has agreed to not provide any direct or indirect financial or other assistance to the plaintiffs in these actions, and to communicate to the plaintiffs the Telecommunications Workers Union's desire and recommendation that these proceedings be dismissed or discontinued. The Company has been advised by the Telecommunications Workers Union that the plaintiffs have not agreed to dismiss or discontinue these actions. Should the lawsuits continue because of the actions of the court, the plaintiffs or for any other reason, and their ultimate resolution differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.
  Uncertified class action: A class action was brought August 9, 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. Similar proceedings have also been filed by, or on behalf of, plaintiffs' counsel in other provincial jurisdictions. On July 18, 2006, the Saskatchewan court declined to certify the action as a class action, but granted the plaintiffs leave to renew their application in order to further address certain statutory requirements respecting class actions. The Company believes that it has good defences to the action. Should the ultimate resolution of this action differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.


20 additional financial information

(a) Income statement

Years ended December 31 (millions)								2006		2005
--------------------------------------------------------------------------------------------------------------------------------
Operations expense(1):
  Cost of sales and service						                        $ 2,742.0 	$ 2,652.9
  Selling, general and administrative						                  2,280.9   	  2,140.6
--------------------------------------------------------------------------------------------------------------------------------
					                                                        $ 5,022.9 	$ 4,793.5
================================================================================================================================
                                                                                                $   276.6       $   224.0
================================================================================================================================

(1) Cost of sales and service include cost of goods sold and costs to operate and maintain access to and usage of the Company's telecommunications infrastructure. Selling, general and administrative costs include sales and marketing costs (including commissions), customer care, bad debt expense, real estate costs and corporate overhead costs such as information technology, finance (including billing services, credit and collection), legal, human resources and external affairs.
       Employee salaries, benefits and related costs are included in one of the two components of operations expense to the extent that the costs are related to the component functions.

(b) Balance sheet

As at December 31 (millions)									2006		2005
--------------------------------------------------------------------------------------------------------------------------------
Accounts receivable
  Customer accounts receivable				                                        $   545.6 	$    451.1
  Accrued receivables -- customer 					                             83.2 	     113.2
  Allowance for doubtful accounts					                            (54.8)	     (57.2)
--------------------------------------------------------------------------------------------------------------------------------
				                                                  	            574.0 	     507.1
  Accrued receivables -- other 				                              	            125.4 	      94.3
  Other				                                           	                      7.8 	       8.9
---------------------------------------------------------------------------------------------------------------------------------
				                                                                $   707.2       $    610.3
=================================================================================================================================
Prepaid expense and other
  Prepaid expenses				                                                $   109.9 	$     87.7
  Deferred customer activation and connection costs					             33.0 	      66.4
  Prepaid expense arising from early termination of cross
    currency interest rate swap agreements (Note 17(b))			                             10.3 	        --
  Other					                                                             42.1 	       0.6
---------------------------------------------------------------------------------------------------------------------------------
				                                                                $   195.3 	$    154.7
=================================================================================================================================
Deferred charges
  Recognized transitional pension assets and pension plan
   contributions in excess of charges to income 	                                        $   826.2 	$    687.9
  Deferred customer activation and connection costs		                                    115.4 	     104.4
  Cost of issuing debt securities, less amortization		                                     19.9 	      23.5
  Other		                                                                                     15.0 	      34.4
---------------------------------------------------------------------------------------------------------------------------------
	                                                                                        $   976.5 	$    850.2
=================================================================================================================================
Accounts payable and accrued liabilities
  Accrued liabilities				                                                $   449.7 	$   508.6
  Payroll and other employee-related liabilities					            383.8 	    388.7
  Asset retirement obligations					                                      4.1 	      4.1
---------------------------------------------------------------------------------------------------------------------------------
					                                                            837.6 	    901.4
  Trade accounts payable					                                    427.3 	    394.4
  Interest payable					                                             47.7 	     54.8
  Other					                                                             51.0 	     43.1
---------------------------------------------------------------------------------------------------------------------------------
				                                                                $ 1,363.6       $ 1,393.7
=================================================================================================================================
Advance billings and customer deposits
  Advance billings				                                                $   351.6 	$   322.4
  Regulatory deferral accounts (Note 19(a))		                                            164.8 	    158.7
  Deferred customer activation and connection fees					             69.5 	     66.4
  Customer deposits					                                             20.4 	     24.3
---------------------------------------------------------------------------------------------------------------------------------
				                                                                $   606.3 	$   571.8
=================================================================================================================================
Other long-term liabilities
  Deferred hedging liability (Note 17(b))	                                                   $710.3       $ 1,154.3
  Pension and other post-retirement liabilities		                                            198.7 	    189.1
  Other		                                                                                    128.2 	     77.5
---------------------------------------------------------------------------------------------------------------------------------
		                                                                                  1,037.2 	  1,420.9
  Deferred customer activation and connection fees		                                    115.4 	    104.4
  Deferred gain on sale-leaseback of buildings	                                            	     71.6 	     81.1
  Asset retirement obligations	                                                         	     33.1 	     28.9
---------------------------------------------------------------------------------------------------------------------------------
	                                                                                        $ 1,257.3 	$ 1,635.3
=================================================================================================================================

(c) Supplementary cash flow information

Years ended December 31 (millions) 								2006		2005
--------------------------------------------------------------------------------------------------------------------------------
Net change in non-cash working capital
  Short-term investments					                                $  (110.2)	$      --
  Accounts receivable						                                    (95.6)	    262.7
  Inventories						                                            (57.6)	     (5.5)
  Prepaid expenses and other						                            (27.4)	     28.7
  Accounts payable and accrued liabilities						            (27.2)	     (1.3)
  Income and other taxes receivable and payable, net						     35.8 	     28.8
  Advance billings and customer deposits						             34.5 	     40.3
---------------------------------------------------------------------------------------------------------------------------------
					                                                        $  (247.7)      $   353.7
=================================================================================================================================
Years ended December 31 (millions) 					                        2006		 2005
--------------------------------------------------------------------------------------------------------------------------------
Interest (paid)
  Amount (paid) in respect of interest expense					                $  (484.9)	$  (607.4)
  Interest related portion of cross currency interest
   rate swap agreement termination payments (Note 17(b))			                    (31.2)	       --
  Amounts (paid) in respect of loss on redemption of long-term debt			                -- 	    (30.9)
--------------------------------------------------------------------------------------------------------------------------------
					                                                          $(516.1)	$  (638.3)
=================================================================================================================================

21 differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:


Years ended December 31 (millions except per share amounts)					2006		2005
--------------------------------------------------------------------------------------------------------------------------------
							                                                   (as adjusted -- (b))
Net income in accordance with Canadian GAAP					                $ 1,122.5 	$   700.3
Adjustments:
  Operating expenses
   Operations (b)						                                    (16.9)	   ( 16.9)
   Amortization of intangible assets (c)						             50.7)	    (81.8)
  Financing costs (e)						                                       -- 	      5.5
  Accounting for derivatives (f)						                      6.0 	      4.1
Taxes on the above adjustments and tax rate changes (g)			                             76.6 	     36.1
--------------------------------------------------------------------------------------------------------------------------------

Net income in accordance with U.S. GAAP						                  1,137.5 	    647.3
Other comprehensive income (loss), net of taxes (h)
  Foreign currency translation adjustment						              5.8 	     (5.1)
  Change in unrealized fair value of derivatives designated as cash flow hedges			     36.8 	    (79.5)
  Change in pension related other comprehensive income accounts			                   (106.1)	    (41.8)
--------------------------------------------------------------------------------------------------------------------------------
						                                                    (63.5)	   (126.4)
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive income in accordance with U.S. GAAP					        $ 1,074.0 	$   520.9
================================================================================================================================
Net income in accordance with U.S. GAAP per Common Share and Non-Voting Share
  - Basic					                                                $     3.31 	$     1.81
  - Diluted					                                                $     3.27 	$     1.79

The following is an analysis of retained earnings (deficit) reflecting the application of U.S. GAAP:


Years ended December 31 (millions) 								2006		2005
--------------------------------------------------------------------------------------------------------------------------------
			                                                                                   (as adjusted -- (b))
Schedule of retained earnings (deficit) under U.S. GAAP
  Balance at beginning of period					                        $  (785.5)	$  (590.2)
  Transitional amount for share-based compensation arising
   from share option awards (b)			                                                       --          (185.5)
--------------------------------------------------------------------------------------------------------------------------------
  Adjusted opening balance						                           (785.5)	   (775.7)
  Net income in accordance with U.S. GAAP						          1,137.5 	    647.3
--------------------------------------------------------------------------------------------------------------------------------
						                                                    352.0 	   (128.4)
  Common Share and Non-Voting Share dividends paid, or payable, in cash 			   (411.7)	   (312.2)
  Purchase of Common Shares and Non-Voting Shares in excess of stated capital 			   (361.9)	   (339.5)
  Adjustment to purchase of share option awards not in excess of their fair value		      2.1 	     (3.4)
  Warrant proceeds used in determining intrinsic value of warrants in excess of
   amounts ultimately received (Note 18(c))			                                       -- 	     (2.0)
--------------------------------------------------------------------------------------------------------------------------------
  Balance at end of period 		                                                        $  (419.5)	$  (785.5)
================================================================================================================================


The following is an analysis of major balance sheet categories reflecting the application of U.S. GAAP:


As at December 31 (millions)									2006		2005
--------------------------------------------------------------------------------------------------------------------------------
Current Assets	                                                                                $ 1,344.9 	$ 1,242.5
Capital Assets
  Property, plant, equipment and other	                            	                          7,466.5         7,339.4
  Intangible assets subject to amortization	                  	                          2,156.2 	  2,295.2
  Intangible assets with indefinite lives	                 	                          2,966.4 	  2,964.6
Goodwill		                                                                          3,572.0 	  3,575.5
Other Assets		                                                                            675.7 	    736.3
---------------------------------------------------------------------------------------------------------------------------------
	                                                                                        $18,181.7 	$18,153.5
=================================================================================================================================
Current Liabilities	                                                                         $3,738.2 	 $2,027.5
Long-Term Debt		                                                                          3,493.7 	  4,639.9
Other Long-Term Liabilities		                                                          1,550.0 	  2,024.9
Deferred Income Taxes	                                         	                          1,363.7 	  1,410.8
Non-Controlling Interest	                                	                             23.6 	     25.6
Shareholders' Equity		                                                                  8,012.5 	  8,024.8
---------------------------------------------------------------------------------------------------------------------------------
	                                                                                        $18,181.7 	$18,153.5
=================================================================================================================================

    The following is a reconciliation of shareholders' equity incorporating the differences between Canadian and U.S. GAAP:

	                                                        Shareholders' Equity
                              --------------------------------------------------------------------------------------------------
                                                                           Cumulative
As at                                                                      foreign       Accumulated
December 31, 2006                                               Retained   currency      other
 (millions)  	              Common   Non-Voting  Options and  earnings   translation   comprehensive   Contributed
                              Shares    Shares	   warrants    (deficit)   adjustment    income (loss)    surplus    Total
--------------------------------------------------------------------------------------------------------------------------------
Under Canadian GAAP	       $2,264.4   $3,420.8   $ 0.8      $1,080.1    $ (1.5)	  $  --           $  163.5   $6,928.1
Adjustments:
  Merger of BC TELECOM
   and TELUS (a),(c),(d)        1,770.1      993.0      --      (1,368.3)	-- 	     -- 	        --    1,394.8
  Share-based compensation (b)     10.6       63.3      -- 	  (131.2)       -- 	     -- 	      57.3 	   --
   Acquisition of Clearnet
    Communications Inc.
     Goodwill (d)		    -- 	     131.4      -- 	    (7.9)       -- 	     -- 	        -- 	123.5
     Convertible debentures         -- 	      (2.9)     -- 	     4.1        -- 	     --              (1.2)	--
  Accounting for derivatives (f)    -- 	        --      -- 	     3.7        --    	     --   	        -- 	  3.7
  Accumulated other
 comprehensive income
   (loss) (h)		            -- 	        --      -- 	      --       1.5 	   (439.1)              --     (437.6)
--------------------------------------------------------------------------------------------------------------------------------
Under U.S. GAAP	              $4,045.1    $4,605.6   $ 0.8       $(419.5)   $	--        $(439.1)	  $  219.6   $8,012.5
=================================================================================================================================


                                                                Shareholders' Equity (as adjusted -- (b))
                              --------------------------------------------------------------------------------------------------
As at                                                                          foreign       Accumulated
December 31, 2005                                                 Retained     currency      other
 (millions)  	              Common     Non-Voting  Options and  earnings     translation  comprehensive  Contributed
                              Shares(b)  Shares(b)   warrants    (deficit)(b)  adjustment   income (loss)  surplus(b)  Total
--------------------------------------------------------------------------------------------------------------------------------
Under Canadian GAAP	       $2,311.6    $3,556.7   $  5.9 	 $ 849.7       $ (7.3)	    $    -- 	    $ 153.4    $6,870.0
Adjustments:
Merger of BC TELECOM and
 TELUS (a), (c) -- (e)		1,824.8     1,069.0 	  -- 	(1,493.9)	   -- 		 -- 	         -- 	1,399.9
Share-based compensation (b)	    7.4        50.3 	  -- 	  (137.2)	   -- 		 -- 	       79.5 	     --
Acquisition of Clearnet
Communications Inc.
Goodwill (d)		            -- 	      131.4 	  -- 	    (7.9)	   -- 		 -- 		 -- 	  123.5
Convertible debentures		    -- 	       (2.9)	  -- 	     4.1 	   -- 		 -- 	       (1.2)	     --
Accounting for derivatives (f)	    -- 	         -- 	  -- 	    (0.3)	   -- 		 -- 	         -- 	   (0.3)
Accumulated other comprehensive
 income (loss) (h)		    -- 	         -- 	  -- 	      -- 	  7.3 	     (375.6)		 -- 	 (368.3)
---------------------------------------------------------------------------------------------------------------------------------
Under U.S. GAAP	               $4,143.8    $4,804.5 	$5.9 	$ (785.5)     $    -- 	    $(375.6)	    $  231.7   $8,024.8
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

(b) Operating expenses -- Operations

Future employee benefits: Under U.S. GAAP, TELUS' future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense.
  Effective as of the end of the first year ending after December 15, 2006, U.S.GAAP requires the full recognition of obligations associated with its employee future benefit plans as prescribed by Financial Accounting Standards Board Statement of Financial Accounting Standard No. 158, "Employers' Accounting for Defined Benefit Pension and other Postretirement Plans". Applying this standard, the funded status of the Company's plans is shown gross on the consolidated balance sheets and the difference between the net funded plan status and the net accrued benefit asset or liability is included as a component of other comprehensive income. Retrospective application of this standard is not permitted. The effect on the December 31, 2006, U.S. GAAP statement of financial position is set out in the following table.

                                                              Excluding               Incremental
                                                              effect of                effect of
                                                             application of          application of
December 31, 2006 (millions)		                       SFAS 158		       SFAS 158		      As reported
---------------------------------------------------------------------------------------------------------------------------------
Current Assets			                                $  1,344.9 		$      -- 		$  1,344.9
Capital Assets
  Property, plant, equipment and other				   7,466.5 		       -- 		   7,466.5
  Intangible assets subject to amortization			   2,156.2 		       -- 		   2,156.2
  Intangible assets with indefinite lives			   2,966.4 		       -- 		   2,966.4
Goodwill				                           3,572.0 		       -- 		   3,572.0
Other Assets				                           1,020.0 		   (344.3)		     675.7
---------------------------------------------------------------------------------------------------------------------------------
			                                        $ 18,526.0 		$  (344.3)		$ 18,181.7
=================================================================================================================================
Current Liabilities			                        $  3,738.2 		$      -- 		  $3,738.2
Long-Term Debt				                           3,493.7 		       -- 		   3,493.7
Other Long-Term Liabilities				           1,499.0 		     51.0 		   1,550.0
Deferred Income Taxes				                   1,485.2 		   (121.5)		   1,363.7
Non-Controlling Interest				              23.6 		       -- 		      23.6
Shareholders' Equity				                   8,286.3 		   (273.8)		   8,012.5
---------------------------------------------------------------------------------------------------------------------------------
			                                        $ 18,526.0 		 $ (344.3)		$ 18,181.7
=================================================================================================================================

  Share-based compensation: Effective January 1, 2004, Canadian GAAP required the adoption of the fair value method of accounting for share-based compensation for awards made after 2001. The Canadian GAAP disclosures for share-based compensation awards are set out in Note 11.
  Effective January 1, 2006, U.S. GAAP required the adoption of the fair value method of accounting for share-based compensation for awards made after 1994. Prior to the adoption of the fair value method of accounting, the intrinsic value based method was used to account for share option awards granted to employees. The Company has selected the modified-retrospective transition method and such method results in share option award expense being recognized in net income in accordance with U.S. GAAP in fiscal years prior to 2006. The share option award expense that is recognized in fiscal years subsequent to 2005 is in respect of share option awards granted after 1994 and vesting in fiscal periods subsequent to 2005.
  As the Company has selected the modified-retrospective transition method, it must disclose the impact on net income in accordance with U.S. GAAP, and net income in accordance with U.S. GAAP per Common Share and Non-Voting Share, as if the fair value based method of accounting for the share-based compensation had been applied in the comparative period.
  On a prospective basis, commencing January 1, 2006, this will result in there no longer being a difference between Canadian GAAP and U.S. GAAP share-based compensation expense recognized in the results of operations arising from current share-based compensation awards accounted for as equity instruments. As share option awards granted subsequent to 1994 and prior to 2002 are captured by U.S. GAAP, but are not captured by Canadian GAAP, differences in shareholders' equity accounts arising from these awards will continue.
  The application of the modified-retrospective transition method had the following effect on comparative net income amounts presented:



Year ended December 31, 2005 (millions except per share amounts)
--------------------------------------------------------------------------------------------------------------------------------
Net income in accordance with U.S. GAAP
As previously reported							                                $  661.5
Deduct: Share-based compensation arising from share option awards
 determined under fair value based method for all awards(1)					           (14.2)
--------------------------------------------------------------------------------------------------------------------------------
As currently reported							                                $  647.3
=================================================================================================================================
Net income in accordance with U.S. GAAP per Common Share and Non-Voting Share
Basic
  As previously reported (using intrinsic value method)						        $    1.85
  As currently reported (using fair value method)						        $    1.81
Diluted
  As previously reported (using intrinsic value method)						        $    1.83
  As currently reported (using fair value method)						        $    1.79

(1) The effect of the fair value method of accounting for share-based compensation arising from share option awards on income before income taxes and non-controlling interest and net income does not differ. Further, the fair value method of accounting for share-based compensation arising from share option awards does not affect cash flows from operating activities nor does it affect cash flows from financing activities.

To reflect the fair value of share option awards granted subsequent to 1994, and vesting prior to 2006, certain components of shareholders' equity, reflecting the application of U.S. GAAP, as at December 31, 2005, have been restated as follows:


	Shareholders' Equity

                                                                                         Accumulated
                                                              Options      Retained        other
                                      Common	 Non-Voting     and        earnings      comprehensive  Contributed
(millions)	                      Shares	  Shares      warrants	   (deficit)	 income	        surplus	     Total
--------------------------------------------------------------------------------------------------------------------------------
Cumulative transition adjustment
 for share-based compensation
 arising from share option awards
 granted in fiscal years ending
 December 31:
   2002 and 2003 (total Canadian
    GAAP transitional amounts)	       $     --    $  0.4 $  	    -- 	      $ (25.1)	   $	--       $   24.7     $	    --
   2004 and 2005		             --      25.7 	    -- 	        (33.3)		-- 	      7.6  	    --
---------------------------------------------------------------------------------------------------------------------------------
Total Canadian GAAP amounts
 recognized as at December 31,
  2005		                             --      26.1 	    -- 		(58.4)		-- 	     32.3 	    --
Cumulative transition adjustment
 for share-based compensation
 (and associated effects) arising
 from share option awards granted
 in fiscal years ending December
31, 1995 through 2001, inclusive(1)         7.4      50.3 	    -- 		(137.2)		-- 	     79.5 	    --
--------------------------------------------------------------------------------------------------------------------------------
Total U.S. GAAP transitional amounts	    7.4      76.4 	    -- 		(195.6)		-- 	    111.8 	    --
December 31, 2005, U.S. GAAP amounts,
 as previously reported	                4,136.4   4,728.1 	   5.9 		(589.9)	    (375.6)	    119.9 	8,024.8
---------------------------------------------------------------------------------------------------------------------------------

January 1, 2006, U.S. GAAP amounts     $4,143.8  $4,804.5       $  5.9 	      $	(785.5)	   $(375.6)      $  231.7     $	8,024.8
=================================================================================================================================

(1)As share option awards granted subsequent to 1994 and prior to 2002 are captured by U.S. GAAP, but are not captured by Canadian GAAP, differences in shareholders' equity accounts arising from these awards will continue.

To reflect the fair value of share option awards granted subsequent to 1994, and vesting prior to 2005, certain components of shareholders' equity, reflecting the application of U.S. GAAP, as at December 31, 2004, have been restated as follows:


                                                                                         Accumulated
                                                              Options      Retained        other
                                      Common	 Non-Voting   warrants     earnings     comprehensive  Contributed
(millions)	                      Shares	  Shares      and other	   (deficit)	 income	        surplus	     Total
--------------------------------------------------------------------------------------------------------------------------------
Cumulative transition adjustment
 for share-based compensation
 arising from share option awards
 granted in fiscal years ending
 December 31:
2002 and 2003 (total Canadian
 GAAP transitional amounts)	       $  -- 	   $    0.4 	$     --      $	(25.1)	   $	-- 	 $  24.7      $      --
2004		                          -- 	       14.7 	      -- 	(19.1)	   	-- 	     4.4 	     --
---------------------------------------------------------------------------------------------------------------------------------
Total Canadian GAAP amounts
 recognized as at December 31,
 2004		                          -- 	       15.1 	      -- 	(44.2)	   	-- 	    29.1 	     --
Cumulative transition adjustment
 for share-based compensation
(and associated effects) arising
 from share option awards granted
 in fiscal years ending December 31,
 1995 through 2001, inclusive(1)	    3.4        10.5 	     -- 	(141.3)	  	-- 	   127.4 	     --
---------------------------------------------------------------------------------------------------------------------------------
Total U.S. GAAP transitional amounts  	    3.4        25.6 	     -- 	(185.5)		-- 	   156.5 	     --
December 31, 2004, U.S. GAAP amounts,
as previously reported		        4,341.0     4,700.8 	   27.7 	(590.2)	    (249.2)	   119.9 	8,350.0
---------------------------------------------------------------------------------------------------------------------------------
January 1, 2005, U.S. GAAP amounts     $4,344.4    $4,726.4 	$  27.7       $	(775.7)	   $(249.2)      $ 276.4      $	8,350.0
=================================================================================================================================

(1)As share option awards granted subsequent to 1994 and prior to 2002 are captured by U.S. GAAP, but are not captured by Canadian GAAP, differences in shareholders' equity accounts arising from these awards will continue.

  Subsequent to December 31, 2006, the Company amended substantially all of its share option awards that were granted prior to January 1, 2005, and which were outstanding on January 1, 2007, by adding a net-cash settlement feature; the optionee has the choice of exercising the net-cash settlement feature. The result of such amendment is that the affected outstanding share option awards largely take on the characteristics of liability instruments rather than equity instruments; the minimum expense recognized for the affected share option awards will be their grant-date fair values. Under U.S. GAAP, the grant-date fair values of affected outstanding share option awards granted subsequent to 1994 affect the transitional amount whereas Canadian GAAP only considers grant-date fair values for affected outstanding share option awards granted subsequent to 2001.
  The consolidated statement of income transitional effect (an expense increase) of such amendment, reflecting the application of U.S. GAAP and vesting as at December 31, 2006, and which is expected to be recorded in the first quarter of 2007, is as follows:

($ in millions except per share amounts)
---------------------------------------------------------------------------------------------------------------------------------
Change in:
  Operations expense(1)							                                        $  126.1
  Income taxes(2) -- future						                                            60.6
---------------------------------------------------------------------------------------------------------------------------------

  Net income and Common Share and Non-Voting Share income				                        $   65.5
=================================================================================================================================
  Income per Common Share and Non-Voting Share(1)(2)
   -- Basic					                                                                $    0.19
   -- Diluted					                                                                $    0.19

(1) This transitional amount does not result in an immediate cash outflow. The timing of the associated cash outflows is predicated upon when optionees exercise their share option awards and upon them choosing to use the net-cash settlement feature.
      This transitional amount excludes the effects of vesting, forfeitures, cancellations and expiries that may occur subsequent to December 31, 2006. Further, it excludes the effects of any hedging agreements substantially fixing the cost of the share option awards to the Company as well as any changes in the prices of the Company's Common Shares and Non-Voting Shares.
(2) Income taxes -- future, and per share amounts, are based upon the corresponding amounts used for the year ended December 31, 2006, calculations.

Had such amendment occurred immediately prior to January 1, 2007, certain line items of the Company's December 31, 2006, Consolidated Balance Sheet, reflecting the application of U.S. GAAP, would have been adjusted as follows to reflect the transitional effect:


As at December 31, 2006 ($ in millions)				                 Impact of amending
                                                             As currently        outstanding share
                                                              reported            option awards(1)            Pro forma
---------------------------------------------------------------------------------------------------------------------------------
Current liabilities
 Accounts payable and accrued liabilities
  Accrued share option award liability			        $     -- 		$  180.5 		$  180.5
 Future income taxes		                             	$   93.2 		$  (60.6)		$   32.6
Shareholders' equity
 Options, warrants and other			                $    0.8 		$   (0.8)		$    --
 Retained earnings			                        $ (419.5)		$  (65.5)		$ (485.0)
 Contributed surplus			                        $  219.6 		$  (53.6)		$  166.0

(1) This transitional amount excludes the effects of vesting, forfeitures, cancellations and expiries that may occur subsequent to December 31, 2006. Further, it excludes the effects of any hedging agreements substantially fixing the cost of the share option awards to the Company as well as any changes in the prices of the Company's Common Shares and Non-Voting Shares.

(c) Operating expenses -- Amortization of intangible assets

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

	                                                                Accumulated 	            Net Book Value
                                                        Cost            Amortization
--------------------------------------------------------------------------------------------------------------------------------
As at December 31 (millions)					                                2006		    2005
--------------------------------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
 Subscribers -- wireline	                        $  1,950.0 	    $	 343.0 		$  1,607.0 	    $  1,654.2
 Subscribers -- wireless 		                     250.0 	         250.0 			-- 		   3.5
---------------------------------------------------------------------------------------------------------------------------------
		                                           2,200.0 		 593.0 		   1,607.0 	       1,657.7
--------------------------------------------------------------------------------------------------------------------------------
Intangible assets with indefinite lives
 Spectrum licences(1)		                           1,833.3 	       1,833.3 			-- 	   	    --
---------------------------------------------------------------------------------------------------------------------------------
                                                        $  4,033.3 	    $  2,426.3 		$  1,607.0 	    $  1,657.7
=================================================================================================================================

(1) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

  Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at December 31, 2006, for each of the next five fiscal years is as follows:


Years ending December 31 (millions)
--------------------------------------------------------------------------------------------------------------------------------
2007			       											$  228.1
2008														   139.8
2009														    83.4
2010														    63.0
2011														    60.9
--------------------------------------------------------------------------------------------------------------------------------

(d) Goodwill

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

(e) Financing costs

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

(f) Accounting for derivatives

Under U.S. GAAP, all derivatives need to be recognized as either assets or liabilities and measured at fair value. This is different from the Canadian GAAP treatment for financial instruments as currently applied by the Company; see Note 2(b). Under U.S. GAAP, derivatives which are fair value hedges, together with the financial instrument being hedged, will be marked to market with adjustments reflected in income and derivatives which are cash flow hedges will be marked to market with adjustments reflected in comprehensive income (see (h)).

(g) Income taxes


Years ended December 31 (millions) 								2006		2005
--------------------------------------------------------------------------------------------------------------------------------
Current					                                                        $   (58.2)      $   (18.0)
Deferred						                                            332.6 	    303.9
---------------------------------------------------------------------------------------------------------------------------------
						                                                    274.4    	    285.9
Investment Tax Credits						                                    (18.5) 	     (0.4)
--------------------------------------------------------------------------------------------------------------------------------
					                                                           $255.9 	 $  285.5
=================================================================================================================================


The Company's income tax expense (recovery), for U.S. GAAP purposes, differs from that calculated by applying statutory rates for the following reasons:


Years ended December 31  ($ in millions)		      2006	                  	      2005
--------------------------------------------------------------------------------------------------------------------------------
Basic blended federal and provincial tax at
 statutory income tax rates	                        $   470.4 	      33.6%		$   321.8	       34.2%
Revaluation of deferred income tax liability
 for change in statutory income tax rates		   (162.9)	                            (10.8)
Share option award compensation		                      6.4 				      4.9
Tax rate differential on, and consequential
 adjustments from, reassessment of prior year
 tax issues		                                   (40.3)	                            (13.9)
Change in estimates of available deductible
 differences in prior years		                      -- 				    (37.5)
Investment Tax Credits, net of tax		           (12.3)	                             (0.3)
Other		                                            (5.4)				      4.8
---------------------------------------------------------------------------------------------------------------------------------

		                                           255.9 	      18.3%		    269.0 	       28.6%
Large corporations tax		                              -- 	                             16.5
---------------------------------------------------------------------------------------------------------------------------------

U.S. GAAP income tax expense (recovery)	                $  255.9 	      18.3%		$   285.5 	       30.4%
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



As at December 31 (millions)                                                                    2006		2005
--------------------------------------------------------------------------------------------------------------------------------
Capital assets
  Property, plant, equipment, other and intangible assets subject to amortization	        $   (553.7)	$   (578.0)
  Intangible assets with indefinite lives						            (866.1)	    (974.4)
Working capital, excluding reserves						                    (506.1)	       2.8
Pension amounts						                                             (74.2)	     (93.0)
Losses available to be carried forward						                     315.4 	     164.0
Reserves not currently deductible						                      97.7 	     111.3
Other						                                                     130.1 	     182.9
---------------------------------------------------------------------------------------------------------------------------------
					                                                        $ (1,456.9)	$ (1,184.4)
=================================================================================================================================
Deferred income tax asset
  Current					                                                $	-- 	$    226.4
Deferred income tax liability
  Current						                                             (93.2)	        --
  Non-current						                                          (1,363.7)	  (1,410.8)
--------------------------------------------------------------------------------------------------------------------------------
						                                                  (1,456.9)	  (1,410.8)
--------------------------------------------------------------------------------------------------------------------------------
Deferred income tax asset (liability)					                        $ (1,456.9)     $ (1,184.4)
=================================================================================================================================

(h) Additional disclosures required under U.S. GAAP -- Comprehensive income

U.S. GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is no requirement to disclose comprehensive income under Canadian GAAP prior to fiscal periods beginning on or after January 1, 2007.

Years ended December 31 (millions)	    2006	                     	               2005
----------------------------------------------------------------------    ------------------------------------------------------
                      Cumulative    Unrealized                               Cumulative    Unrealized
                      foreign       fair value of                            foreign       fair value of
                      currency      derivative     Pension and               currency      derivative     Minimum
                      translation   cash flow      other benefit             translation   cash flow      pension
                      adjustment     hedges        plans(1)       Total      adjustment    hedges         liability   Total
--------------------------------------------------------------------------------------------------------------------------------
Amount arising(2)	$   5.8      $  57.4 	    $ (140.6)	  $ (77.4)    $  (5.1)     $ (119.1)	   $ (62.1)    $ (186.3)
Income tax expense
 (recovery)		     --  	20.6 	       (34.5)	    (13.9)	   -- 	      (39.6)	     (20.3)	  (59.9)
---------------------------------------------------------------------------------------------------------------------------------
Net		            5.8		36.8 	      (106.1)	    (63.5)	 (5.1)	      (79.5)	     (41.8)	 (126.4)
Accumulated other
 comprehensive income
 (loss), beginning of
 period		           (7.3)      (200.6)	      (167.7)	   (375.6)	 (2.2)	     (121.1)	    (125.9)	 (249.2)
---------------------------------------------------------------------------------------------------------------------------------
Accumulated other
 comprehensive income
 (loss), end of period	$  (1.5)     $(163.8)	    $ (273.8)	 $ (439.1)    $  (7.3)    $  (200.6)	   $(167.7)    $ (375.6)
=================================================================================================================================

(1) With the introduction of SFAS 158 (see (b)), gains or losses associated with pension or other postretirement benefits, prior service costs or credits associated with pension or other postretirement benefits, transition assets or obligations associated with pension or other postretirement benefits are to be presented as a separate component of other comprehensive income. The income tax provision reflects the reversal of the minimum pension liability at a rate of 34.2% and the set up the new pension items at a rate of 30.7%.

(2) The amount arising for Pension and other benefit plans for the year ended December 31, 2006, includes an adjustment to reflect that the concept of minimum pension liability is no longer recognized as a component of other comprehensive income.

  The closing accumulated other comprehensive income amounts in respect of components of net periodic benefit costs not yet recognized, and the amounts expected to be recognized in fiscal 2007, are as follows:


                                                       Accumulated other comprehensive income amounts
                                                      -------------------------------------------------	         Amounts
                                                                                                               expected to be
                                                       Gross (see                                              recognized in
As at December 31, 2006 (millions)                     Note 12(a))       Tax effect             Net             fiscal 2007
---------------------------------------------------------------------------------------------------------------------------------
Pension benefit plans
  Unamortized net actuarial loss (gain)	                $  812.5 	    $	249.8 		$  562.7 	    $   11.0
  Unamortized past service costs		             5.3 		  1.6 		     3.7 		 0.7
  Unamortized transitional obligation (asset)		  (412.1)	       (126.7)		  (285.4)	       (20.1)
---------------------------------------------------------------------------------------------------------------------------------
	                                            	   405.7 		124.7 		   281.0 		(8.4)
---------------------------------------------------------------------------------------------------------------------------------
Other benefit plans
  Unamortized net actuarial loss (gain)		           (12.8)		 (3.9)		    (8.9)		(2.4)
  Unamortized transitional obligation (asset)		     2.4 	  	  0.7 		     1.7 		 0.8
---------------------------------------------------------------------------------------------------------------------------------
		                                           (10.4)		 (3.2)		    (7.2)		(1.6)
---------------------------------------------------------------------------------------------------------------------------------
                                                    	$  395.3 	    $	121.5 		$  273.8 	    $  (10.0)
=================================================================================================================================

(i) Recently issued accounting standards not yet implemented

Uncertain income tax positions: Under U.S. GAAP, effective for its 2007 fiscal year, the Company is expected to be required to comply with accounting for uncertain income tax positions, as prescribed by Financial Accounting Standards Board Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes". The Company has assessed the cumulative impact of adopting this new standard as of January 1, 2007. Based upon this review, the Company does not expect the adoption of this Interpretation will have a material impact on its consolidated financial statements.
  Single definition of "fair value". Under U.S. GAAP, effective for its 2008 fiscal year, the Company is expected to be required to comply with a unified approach to fair value measurement of assets and liabilities, as prescribed by Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, "Fair Value Measurements". The Company is assessing the provisions of this statement.
  Other: As would affect the Company, there are no other U.S. accounting standards currently issued and not yet implemented that would differ from Canadian accounting standards currently issued and not yet implemented.





Forward-looking statements

______________________________________________________________________________

This report and Management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company) that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, assumptions (see below) and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from financial and operating targets, expectations, estimates or intentions expressed in the forward-looking statements.

Assumptions for 2007 targets include: economic growth consistent with recent provincial and national estimates by the Conference Board of Canada, including 2007 real GDP (gross domestic product) growth of 2.7% in Canada; increased wireline competition in both business and consumer markets, particularly from cable-TV and voice over Internet protocol (VoIP) companies; forbearance for local retail wireline services in major urban incumbent markets by the second half of 2007; no further price cap mandated consumer price reductions; a wireless industry market penetration gain of 4.5 to five percentage points; approximately $50 million restructuring and workforce reduction expenses; statutory tax rate of 33 to 34%; a discount rate of 5.0% and an expected long-term average return of 7.25% for pension accounting, unchanged from 2006; and average shares outstanding of 330 to 335 million. Earnings per share
(EPS), cash balances, net debt and common equity may be affected by the potential purchases of up to 24 million TELUS shares over a 12-month period under the normal course issuer bid that commenced December 20, 2006.

Factors that could cause actual results to differ materially include but are not limited to: competition; economic growth and fluctuations (including pension performance, funding and expenses); capital expenditure levels (including possible spectrum asset purchases); financing and debt requirements (including share repurchases, debt redemptions, potential issuance of commercial paper and changes to credit facilities); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes); human resource developments (including possible labour disruptions); technology (including reliance on systems and information technology); regulatory developments (including local forbearance, local price cap reductions, wireless number portability and the timing, rules, process and cost of future spectrum auctions); process risks (including internal reorganizations, conversion of legacy systems and billing system integrations); health, safety and environmental developments; litigation and legal matters; business continuity events (including manmade and natural threats); and other risk factors discussed herein and listed from time to time in TELUS' reports and public disclosure documents, including annual reports, and in other filings with securities commissions in Canada (filed on SEDAR at www.sedar.com) and the United States (filed on EDGAR at www.sec.gov).

For further information, see Section 10: Risks and risk management of Management's discussion and analysis.
______________________________________________________________________________

Management's discussion and analysis

February 14, 2007

The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the years ended
December 31, 2006 and 2005, and should be read together with TELUS' Consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements above.

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

The Company has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate performance of business units, segments and the Company. In addition, non-GAAP measures are used in measuring compliance with debt covenants and are used to manage the capital structure. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. For the readers' reference, the definition, calculation and reconciliation of consolidated non-GAAP measures is provided in Section 11: Reconciliation of non-GAAP measures and definition of key operating indicators.

Management's discussion and analysis contents


Section	                                     Contents
--------------------------------------------------------------------------------------------------------------------------------
 1.Introduction and performance summary      A summary of consolidated results and a description of performance against annual targets set for 2006
--------------------------------------------------------------------------------------------------------------------------------
 2.Core business, vision and strategy        A discussion of TELUS' core business, vision and strategy, including examples of
                                             TELUS' activities in support of its six strategic imperatives
--------------------------------------------------------------------------------------------------------------------------------
 3.Key performance drivers                   Corporate priorities in place for 2006 and planned for 2007
--------------------------------------------------------------------------------------------------------------------------------
 4.Capability to deliver results             A description of the factors that affect the capability to execute strategies, manage key performance drivers and deliver results
--------------------------------------------------------------------------------------------------------------------------------
 5.Results from operations                   A detailed discussion of operating results for 2006
--------------------------------------------------------------------------------------------------------------------------------
 6.Financial condition                       A discussion of significant changes in the balance sheet at December 31, 2006, as compared to December 31, 2005
--------------------------------------------------------------------------------------------------------------------------------
 7.Liquidity and capital resources           A discussion of cash flow, liquidity, credit facilities, off-balance sheet arrangements and other disclosures
--------------------------------------------------------------------------------------------------------------------------------
 8.Critical accounting estimates and         A description of accounting estimates, which are critical to determining financial
    accounting policy developments	     results, and changes to accounting policies
--------------------------------------------------------------------------------------------------------------------------------
 9.Looking forward to 2007          	     A discussion of the outlook for 2007 and TELUS' 2007 financial and operational targets, including key assumptions and financing plans
--------------------------------------------------------------------------------------------------------------------------------
10.Risks and risk management	             Risks and uncertainties facing TELUS and how the Company manages these risks
--------------------------------------------------------------------------------------------------------------------------------
11.Reconciliation of non-GAAP measures       A description, calculation and reconciliation of certain measures used by
   and definition of key operating           management
   indicators
--------------------------------------------------------------------------------------------------------------------------------

1. Introduction and performance summary

1.1 Materiality for disclosures

Management determines whether or not information is material based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

1.2 Proposed reorganization as an income trust

On November 24, 2006, the Company announced that it had re-evaluated its proposal announced on September 11, 2006 to reorganize in its entirety into an income trust. TELUS management and the Board of Directors believe it is no longer in the best interests of the Company and its shareholders to proceed with the reorganization. This decision is in light of the federal Minister of Finance's announcement on October 31, 2006 of a new tax fairness plan that would increase the taxation of income trusts.

1.3 Canadian telecommunications market

Canadian real GDP growth was recently estimated at 2.7% in 2006 by the Conference Board of Canada. Canadian wireless industry revenues grew by an estimated 16% as market penetration for the industry increased by approximately 4.6 percentage points to 56% of the population. TELUS' wireless segment achieved 17% revenue growth and 12% subscriber growth in 2006.

The Canadian wireline industry continued to face pressures in 2006 in the form of expanding voice over Internet protocol (VoIP) offers by cable-TV competitors and others, as well as continued technological substitution of voice services to wireless, which contributed to losses of residential access lines by incumbent telephone companies. TELUS' external wireline segment revenues decreased by 0.5% in 2006 as growth in data services nearly offset losses in voice services. TELUS' residential access lines decreased 5% in 2006, while TELUS' total access lines decreased 3% due to modest growth in business lines.

While the Company's major cable-TV competitors and others expand their VoIP telephony offers in the Company's incumbent territories, TELUS continues a limited commercial launch of TELUS TV(R) services to select neighbourhoods in its incumbent territories. The business market continues to adopt Internet protocol (IP) and managed services as a means of achieving operational efficiencies and improving revenue generation. Technology also continues to evolve, both increasing the Company's opportunities and facilitating increased competition. See Risks and risk management - Section 10.1 Competition and
Section 10.2 Technology for a complete discussion of these matters.

In addition, the regulatory environment is undergoing change. The federal government undertook a review of Canada's telecommunications policy and regulatory framework in 2005 and the review panel released its Telecommunications Policy Review report of recommendations to the Minister of Industry in March 2006. Some of the key points of this report were: there should be an end to the presumption that telecom services must be regulated and a shift to reliance on market forces, and where regulation remains, it should be light-handed and flexible and must be justified in all circumstances. The federal government directed the Canadian Radio-television and Telecommunications Commission (CRTC) to make specific changes to the regulation of incumbent telephone companies, of which some took effect in 2006 and some are expected to take effect in 2007. See Risks and risk management -
Section 10.3 Regulatory.

1.4 Consolidated highlights


($ millions, except shares, per share	                                     Years ended December 31
 amounts, subscribers and ratios)				2006 		        2005 		        Change
--------------------------------------------------------------------------------------------------------------------------------
Consolidated statements of income
--------------------------------------------------------------------------------------------------------------------------------
Operating revenues		                                 8,681.0 		8,142.7 		  6.6 %
Operating income		                                 2,014.7 		1,671.6 		 20.5 %
Income before income taxes and non-controlling interest		 1,482.0 		1,030.1 		 43.9 %
Net income		                                         1,122.5 		  700.3 		 60.3 %
Earnings per share, basic ($)		                             3.27 		    1.96 		 66.8 %
Earnings per share, diluted ($)		                             3.23 		    1.94 		 66.5 %
Cash dividends declared per share ($)	                             1.20 		    0.875		 37.1 %
--------------------------------------------------------------------------------------------------------------------------------
Consolidated statements of cash flows
--------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities		                 2,803.7 		2,914.6 		 (3.8)%
Cash used by investing activities		                 1,675.2 		1,355.2 		 23.6 %
    Capital expenditures		                         1,618.4 		1,319.0 		 22.7 %
Cash used by financing activities		                 1,148.6 		2,447.3 		(53.1)%
--------------------------------------------------------------------------------------------------------------------------------
Subscribers and other measures
--------------------------------------------------------------------------------------------------------------------------------
Subscriber connections(1) (thousands) at Dec. 31	 	10,715 		       10,211 		          4.9 %
EBITDA (2)		                                         3,590.3 		3,295.3 		  9.0 %
Free cash flow (3)		                                 1,600.4 		1,465.5 		  9.2 %
--------------------------------------------------------------------------------------------------------------------------------
Debt and payout ratios
--------------------------------------------------------------------------------------------------------------------------------
Net debt to total capitalization ratio (%) (4)		            47.5 		   47.7 		 (0.2) pts
Net debt to EBITDA ratio (5)		                             1.7 		    1.9 		 (0.2)
Dividend payout ratio (%)(6)		                            46 		           56 		        (10) pts
--------------------------------------------------------------------------------------------------------------------------------

pts- percentage point(s)

(1) The sum of wireless subscribers, network access lines and Internet subscribers measured at the end of the respective periods.
(2) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
(3) Free cash flow is a non-GAAP measure. See Section 11.2 Free cash flow.
(4) See Section 11.4 Definition of liquidity and capital resource measures.
(5) Net debt to EBITDA, where EBITDA excludes restructuring. See Section 11.4 Definition of liquidity and capital resource measures.
(6) The current annualized rate of dividend declared per share multiplied by four and divided by basic earnings per share for the 12-month trailing period.

Highlights, as discussed in Section 5: Results from operations, include the following (comparing results for 2006 to 2005):

* The Company met or exceeded four of its five consolidated targets, and met or exceeded seven of the ten segmented targets for 2006. See Section
    1.5 Performance scorecard for 2006 results.
*   Subscriber connections increased by 504,000 in the year ended
    December 31, 2006, as the number of wireless subscribers grew by 11.8% to
    5.06 million, the number of Internet subscribers grew by 11.2% to
    1.11 million and the number of network access lines decreased by 3.0% to
    4.55 million.
* Operating revenues increased due primarily to growth in wireless and data revenues, which made up approximately 63% of consolidated revenues in 2006, compared to 59% in 2005.
* Operating income increased mainly because of growth in wireless subscribers and average revenue per subscriber unit per month (ARPU) as well as the absence in 2006 of expenses related to the labour disruption. In addition, the amortization of intangible assets decreased as several software assets are fully amortized and certain investment tax credits were recognized following a determination of eligibility by a revenue authority.
* Net income and earnings per share increased due to improved operating performance, described above, as well as lower financing costs. The average numbers of shares outstanding in 2006 were approximately 4% lower than 2005 due to share repurchase programs, which contributed to increased 2006 earnings per share. Favourable impacts of tax-related adjustments, including changes in statutory tax rates affecting future income tax liabilities, were approximately $165 million or 48 cents per share, compared with approximately $70 million or 20 cents per share in 2005.

Highlights, as discussed in Section 7: Liquidity and capital resources, include the following (comparing results for 2006 to 2005):

* Cash provided by operating activities decreased primarily due to proceeds from securitized accounts receivable being unchanged in 2006, compared with an increase of $350 million in 2005.
* Cash used by investing activities increased primarily due to greater capital expenditures for investments in the broadband networks in B.C., Alberta and Quebec, network access growth to serve strong housing growth in B.C. and Alberta, TELUS TV, strategic investments in EVDO-capable higher-speed wireless network technology and continued enhancement of digital wireless capacity and coverage. To a lesser extent, there was a deferral of activity from 2005 to 2006 due to the 2005 labour disruption.
* Cash used by financing activities decreased due mainly to the early redemption of $1.578 billion of Canadian dollar Notes on December 1, 2005.
* Free cash flow increased primarily due to higher EBITDA and lower interest paid, which were partly offset by higher capital expenditures.
* Net debt to total capitalization at December 31, 2006 continued to be in the target range of 45 to 50%.
* Net debt to EBITDA continued to be in the target range of 1.5 to 2.0 times.
* The dividend payout ratio for 2006, measured as the annualized dividend declared in the fourth quarter divided by 2006 earnings per share, was near the low end of the target guideline of 45 to 55% for sustainable net earnings due mainly to the inclusion in actual earnings of positive impacts from 2006 tax-related adjustments.

1.5 Performance scorecard for 2006 results

Eleven of 15 original targets for 2006 were met or exceeded. The following items were not met:

* Consolidated capital expenditures and wireline capital expenditures exceeded target ranges as a result of access growth requirements in Alberta and B.C. and other factors;
*   Wireline external revenue was just under the bottom of the target range;
    and
* The number of wireless subscribers was approximately 3% lower than TELUS' original target for 2006 as a result of market growth being slower than originally expected, as discussed further below. By retaining focus on profitable subscriber growth and retention activity, the lifetime revenue per average subscriber increased by $346 to $4,771 in 2006, when compared with 2005. Churn rates remained low, while postpaid subscriber net additions in 2006 were 77% of the total net subscriber additions, comparing favourably to 73% in 2005.

The following table summarizes TELUS' 2006 performance against its original targets and compares 2007 targets to 2006 results. For further detail on expectations for 2007, see Section 9: Looking forward to 2007.

--------------------------------------------------------------------------------------------------------------------------------
Performance to 2006 targets               2006           Original targets                     Targets	         Change
and 2007 targets                         results            for 2006              Result      for 2007          from 2006
--------------------------------------------------------------------------------------------------------------------------------
++  Exceeded target range
+   Met target
X   Missed target
--------------------------------------------------------------------------------------------------------------------------------
Consolidated
   Revenues	                          $8.681 billion      $8.6 to             +           $9.175 to           6 to 7%
                                                              $8.7 billion	              $9.275 billion
   EBITDA (1) excluding charge for        $3.590 billion      $3.5 to             +           $3.725 to           4 to 7%
   cash settlement feature for                                $3.6 billion	    	      $3.825 billion
   vested options in 2007 (2)

   Earnings per share (EPS) - basic       $3.27              $2.40 to $2.60	  ++	      No target	            --

   EPS excluding after-tax charge           --	                   --	          --	      $3.25 to $3.45	  (1) to 6%
   for cash settlement of options
   in 2007 (3)

   Capital expenditures	                  $1.618 billion      $1.5 to
                                                              $1.55 billion	  X           	Approx.
                                                                                              $1.75 billion	     8%

   Free cash flow (4)	                  $1.600 billion      $1.55 to
                                                              $1.65 billion	  +	      No target	             --
--------------------------------------------------------------------------------------------------------------------------------
Wireline segment
  Revenue (external)	                  $4.823 billion      $4.825 to           X           $4.85 to	          1 to 2%
                                                              $4.875 billion	              $4.9 billion

    Non-ILEC(5) revenue	                  $657 million	      $650 to             +           No target	             --
                                                              $700 million

  EBITDA excluding charge for cash        $1.839 billion      $1.8 to             +	      $1.775 to           (3) to (1)%
  settlement of vested options in                             $1.85 billion	              $1.825 billion
  2007 (2)

   Non-ILEC EBITDA	                  $32 million	      $25 to $40 	  +	       No target	     --
					                      million
  Capital expenditures	                  $1.191 billion      $1.05 to            X  	       Approx.            Unchanged
                                                              $1.1 billion	               $1.2 billion

  High-speed Internet subscriber          153,700	      More than 	  ++           More than 	  (12) % or
  net additions	                                              100,000                          135,000              better
--------------------------------------------------------------------------------------------------------------------------------
Wireless segment
  Revenue (external)	                  $3.858 billion     $3.775 to            ++	       $4.325 to	  12 to 13%
                                                             $3.825 billion	               $4.375 billion


  EBITDA excluding charge for cash	  $1.751 billion     $1.7 to	          ++           $1.95 to           11 to 14%
   settlement of vested options in                           $1.75 billion                     $2.0 billion
   2007 (2)

  Capital expenditures	                  $427 million	     Approx.              ++           Approx.	             29%
		                                             $450 million                      $550 million

  Wireless subscriber net additions	  535,200	     More than 	           X           More than 	  3% or more
                                                             550,000                           550,000
--------------------------------------------------------------------------------------------------------------------------------

(1) See Section 11.1 Earnings before interest, taxes, depreciation and amortization
    (EBITDA).
(2) Excluding an expense of $150 to $200 million in 2007 for a change to add a cash settlement choice for vested option, of which, $120 to $150 million is in wireline and $30 to $50 million is in wireless.
(3) Excluding $0.30 to $0.40 for cash settlement of options in 2007.
(4) See Section 11.2 Free cash flow.
(5) Non-incumbent local exchange carrier.
--------------------------------------------------------------------------------------------------------------------------------

The following key assumptions were made at the time the original targets for
2006 were announced on December 16, 2005.
--------------------------------------------------------------------------------------------------------------------------------
Key assumption for 2006 targets                  	  Actual result and impact on results
--------------------------------------------------------------------------------------------------------------------------------
Canadian real GDP growth of 3.1%	                  2.7% (estimate). Canadian real GDP growth was lower than originally expected, although recent estimates showed very high growth rates in
                                                          Alberta and B.C. The modestly lower national growth rate did not affect results significantly.

Increased wireline competition in both                    Confirmed. Examples of increased competition in the business market
business and consumer markets	                          include bundling of web-based and information technology services with access, wireless and other data services. Increased competition in the consumer market with cable-TV phone sales was one factor in the 5.2%
                                                          decrease in residential access lines in 2006.


Canadian wireless industry market penetration             Estimated at 4.6 percentage points. Market growth was at the low end
gain would be approximately five percentage points        of expectations and contributed to achieving 3% fewer net additions of wireless subscribers than original targets.

TELUS would record approximately $100 million of          $67.8 million. A lower charge was recorded primarily as a result of
restructuring and workforce reduction charges	          the restructuring initiatives being implemented more efficiently than expected with a greater number of staff being redeployed to growth areas of the business and therefore not requiring severance costs.

An effective income tax rate of approximately 35%	  Approximately 24%. The tax rate was reduced by the revaluation of the future tax liability from the enactment of lower federal and provincial tax rates, elimination of the federal large corporations tax and reassessments relating to prior years.

No prospective significant acquisitions or                Confirmed.
divestitures and no change in foreign ownership rules

Maintenance or improvement in credit ratings	          Confirmed. Moody's Investors Service placed its Baa2 rating for TELUS under review for possible upgrade.
--------------------------------------------------------------------------------------------------------------------------------

TELUS consolidated results and 2007 targets. See Forward-looking statements at the beginning of Management's discussion and analysis.

    [graphs - Consolidated revenue; Consolidated EBITDA]

    [graphs - Consolidated capital expenditures; Earnings per share]


1.6 TELUS segments at a glance

The Company has two reportable segments: wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information is regularly reported to the Company's Chief Executive Officer (the chief operating decision-maker). Segmented disclosure is reported in Note 6 of the Consolidated financial statements. The following is a summary of key actual and target metrics for the two segments.

    TELUS wireline segment

Offers the following solutions: voice (local, long distance, call management and the sale, rental and maintenance of telephone equipment), Internet (high-speed or dial-up with security features); TELUS TV available in select neighbourhoods with Video on Demand and Pay Per View; data (IP networks, private line, switched services, network wholesale, network management and hosting); converged voice and data solutions (TELUS IP-One Innovation and TELUS IP-One Evolution(R)); hosting and infrastructure (managed IT and infrastructure solutions delivered through TELUS' IP networks connected to TELUS' Internet Data Centres); security solutions (managed and non-managed solutions to protect business networks, messaging and data, in addition to security consulting services);and customized solutions such as contact centre services including Call Centre Anywhere(TM), conferencing services (webcasting, audio, web and video) and human resource and health and safety outsourcing solutions.

Wireline segment 2007 targets. See Forward looking statements at the beginning of Management's discussion and analysis.

    [graphs - wireline external revenue; wireline EBITDA]

    [graphs - wireline capital expenditures; net additions of high-speed
     Internet subscribers]

    TELUS wireless segment

Offers the following solutions: digital voice services (PCS postpaid, PCS Pay & Talk(R) prepaid, Mike(R) all-in-one (iDEN) and Push To Talk(TM) capability on both Mike (Direct Connect(R)) and PCS (Instant Talk(R))); Internet (TELUS Spark(TM) including wireless web, text, picture and video messaging, music, ringtones, image and game downloads, TELUS Mobile Music(R), TELUS Mobile Radio(TM) and TELUS Mobile TV(TM), and Wi-Fi Hotspots); and data
- devices including PC cards and personal digital assistants (PDAs) available for use on wireless high-speed (EVDO), 1X and Mike packet data networks.

Wireless segment 2007 targets. See Forward looking statements at the beginning of Management's discussion and analysis.

    [graphs - wireless external revenue; wireless EBITDA]

    [graphs - wireless capital expenditures; net additions of wireless subscribers]

2. Core business, vision and strategy

The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis, and
Section 10: Risks and risk management.

2.1 Core business

TELUS Corporation is one of Canada's largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications provider in Western Canada and also provides data, IP, voice and wireless services to Central and Eastern Canada. TELUS earns the majority of its revenue from access to, and the use of, the Company's national telecommunications infrastructure, or from providing products and services that facilitate access to and usage of this infrastructure.

At December 31, 2006, the Company's principal subsidiary is wholly owned TELUS Communications Inc. (TCI).

2.2 Vision and strategy

TELUS' strategic intent, or vision, is to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. TELUS' strategy for growth is to focus on its core telecommunications business in Canada.

TELUS continues to be guided by its six long-standing strategic imperatives that guide the Company's actions, which generate the financial results of the Company. Activities during 2006 that supported the Company's six strategic imperatives include the following:

    Building national capabilities across data, IP, voice and wireless

With a focus on key vertical market segments (energy sector, financial services, public sector and the healthcare industry), TELUS offers differentiated applications to win new business contracts. For example, in the healthcare sector, Ontario's Saint Elizabeth Health Care has contracted TELUS to deploy its IP network to deliver hosting, voice and data communications services. The Peterborough Regional Health Centre became the first to deploy TELUS' unique Integrated Bedside Terminal solution with an order for 500 units. The bedside terminals provide patients and their caregivers with clinical information, communication and entertainment on one interactive screen. TELUS also launched Wireless Physician, an all-in-one wireless medical database held in wireless devices that provides healthcare professionals with up-to-date drug and diagnostic information in the palm of their hand to save time and reduce errors.

In the public sector, TELUS was selected by the Ontario Ministry of Government Services to provide, manage and supply its portfolio of network services including information technology security for the entire government network. The five-year contract is expected to generate approximately $140 million of revenue. TELUS' network solution for the Government of Ontario is based on an IP platform that provides secure transmission and electronic sharing of information, and includes videoconferencing and web conferencing services.

Indicative of TELUS' growing presence in Central Canada is the increase in team members from just over 300 people in early 2000 to almost 10,000 in Ontario and Quebec at the end of 2006.

    Focusing relentlessly on the growth markets of data, IP and wireless

TELUS expanded the availability of its wireless high-speed service to two-thirds of the Canadian population in 2006. Wireless high-speed services have typical download speeds of 400 to 700 kilobits per second, based on the CDMA 1xEVDO standard, the newest third generation (3G) wireless data technology available. TELUS also offers a variety of wireless high-speed PCS phones and data devices, providing customers with the ability to use them on TELUS' national 1X data network (which covers 92% of the Canadian population). In December 2006, wireless high-speed roaming was extended to 230 U.S. cities.

TELUS introduced SPARK, a new name for its portfolio of mobile entertainment, information and messaging services for consumers, and launched TELUS Mobile Music and TELUS Mobile Radio. The SPARK portfolio also includes TELUS Mobile TV, multimedia messaging, downloadable images, ringtones, videos and games, and new web browser features, including search tools and a broad range of new online content.

TELUS continued its targeted launch of TELUS TV service in selected neighbourhoods in B.C., and Alberta. Employee trials of TELUS
TV began in Quebec. In addition, TELUS constructed a "head end" facility in B.C. to gather TV signals from dozens of satellites for transmission to customers in B.C. and Alberta. This new facility and the existing one in Edmonton both serve customers in the two provinces and provide back-up capability to each other in the event of an outage.

    Building integrated solutions that differentiate TELUS from its competitors

TELUS announced in September 2006 that it intends to invest $600 million between 2007 and 2009 to enhance its broadband infrastructure. This investment will enable emerging high-speed Internet services and expand network coverage across British Columbia, Alberta and Eastern Quebec.

TELUS' broadband project is an important investment, paving the way for additional gains in the competitive high-speed Internet market and emerging services including high-definition TELUS TV. The Company is installing advanced Internet equipment in more than 7,000 sites across its network and running fibre optic cable closer to customers' homes. Bringing fibre closer to homes is expected to provide Internet access speeds of 15 to 30 megabits per second and beyond.

The broadband project complements a rural capital investment program to bring high-speed Internet services to more than 450 additional remote communities in British Columbia, Alberta, and Eastern Quebec by 2010. Certain of these initiatives are eligible to be recognized for deferral account treatment. See the related discussion in Section 7.8 Commitments and contingent liabilities - Price cap deferral accounts.

    Partnering, acquiring and divesting to accelerate the implementation of TELUS' strategy and focus TELUS' resources on core business

Under a previously announced agreement with the Government of B.C., TELUS has completed construction of fibre to distribution points in 113 remote communities in British Columbia, which enables future provision of high-speed Internet service to these communities by regional or community-based Internet service providers. An additional five communities specified in the agreement are expected to be connected in early 2007.

In August 2006, TELUS and Amp'd Mobile, Inc. announced an exclusive relationship for the sale and distribution of Amp'd branded services in Canada. As a result, Amp'd Mobile's highly interactive and customized mobile entertainment, information and messaging services are currently expected to be offered in Canada operating on TELUS' wireless high-speed network in the second quarter of 2007. Under the terms of the Licensing and Services Agreement, Amp'd Mobile will be responsible for bringing unique entertainment content to TELUS' subscribers as well as providing optimized handsets capable of fast download speeds. TELUS will manage sales and distribution, billing, client care, network operations and pricing. TELUS will have the exclusive right to use Amp'd trademarks, premium data services, handsets and content delivery platforms in Canada. This represents an opportunity for TELUS to more effectively reach the high-value young adult (18 to 35) market with Amp'd Mobile's highly differentiated, premium data and content-centric services. TELUS Ventures, the strategic venture investment division of TELUS, also made a U.S. $7.5 million equity investment in Amp'd Mobile, Inc., which is headquartered in California.

    Going to the market as one team under a common brand, executing a single strategy

TELUS continues to make progress toward merging into a single customer-oriented organization that is focused on being one team and defined by one national brand. The TELUS logo replaced the logos of TELUS Mobility(R), TELUS Quebec(R), TELUS Partner Solutions and TELUS Business Solutions where they appeared in the marketplace and internally across the Company. The adoption of one TELUS logo reinforces the strength of the TELUS brand and advances the Company's corporate brand strategy as it pertains to an integrated and differentiated approach in the marketplace.

    Investing in internal capabilities to build a high-performance culture and efficient operations

As the Company implemented the new collective agreement signed in late 2005, it began to realize the benefits - aligning systems and processes, integrating business units, and focusing on its core business. TELUS' operating efficiency initiatives fall into three broad categories: outsourcing of non-core or peak-load work; consolidation of offices and call centres; and process improvement and automation.

With respect to outsourcing, TELUS has fully or partially contracted out a number of non-core functions including property management, custodial services, building maintenance, mail services, fleet maintenance, and pay phone coin counting. As a result of these outsourcing initiatives, approximately 250 employees have accepted either an offer of redeployment or a voluntary departure package.

With respect to office consolidation, to achieve greater efficiency and improve customer service, management has rationalized a number of offices into larger centres, including the consolidation of the retail office and call centre in Victoria into Calgary and Edmonton, as well as consolidation of the conference operation into the Lower Mainland of B.C. Additionally, management has completed the consolidation of two field dispatch centres in Greater Vancouver into Calgary. Through these initiatives, approximately 525 employees have accepted either an offer of redeployment or a voluntary departure package. The Company is also transforming to a more variable cost structure through the increased use of temporary employees, which management expects to allow better synchronization of resources with variable customer demand.

In the area of process improvement and automation, TELUS continues to focus on streamlining functional area processes, which includes building on the learnings from the deployment of management teams during the 2005 labour disruption. Examples include automating directory listing functions and making process improvements in business support functions, such as human resources.

TELUS is experiencing short conventional payback periods with respect to office and call centre consolidations, whereas in the area of outsourcing activities, implementation takes longer and paybacks can extend over several years. It should be noted, however, that all such initiatives are expected to provide positive economic returns.

In addition, two new collective agreements in the province of Quebec were negotiated and ratified in 2006. In the first quarter of 2006, TELUS Quebec and the Syndicat des agents de maitrise de TELUS concluded negotiations for a new collective agreement covering more than 500 professional and supervisory employees. This one-year agreement came into effect on April 1. In July, TELUS Quebec and Syndicat quebecois des employes de TELUS reached an agreement, which was ratified at the end of August. The agreement covers more than 1,000 office, clerical and technical employees, and is effective until the end of 2009.

3. Key performance drivers

The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis. It is also qualified by Section 10: Risks and risk management.

Management sets new corporate priorities each year to advance TELUS' strategy, focus on the near-term opportunities and challenges and create value for shareholders.

3.1 Corporate priorities for 2006 - reporting back

Management developed new corporate priorities for 2006 to advance its industry-leading strategy, achieve meaningful commercial differentiation in the markets, capitalize on the technology convergence of wireless and wireline, and drive continued operating efficiency and effectiveness.

------------------------------------------------------------------------------
         2006 corporate priorities across wireline and wireless
------------------------------------------------------------------------------
Advance TELUS' leadership in the consumer market

* TELUS expanded wireless high-speed (EVDO) service to two-thirds of the Canadian population . Combined with the newest portable communications devices, TELUS is delivering innovative mobile data and entertainment solutions.
* TELUS introduced SPARK, a new name for its portfolio of mobile entertainment, information and messaging services for consumers. These services include TELUS Mobile Music, TELUS Mobile Radio, TELUS Mobile TV and Apnes Des, a South Asian entertainment service featuring video, news and sports.
* To reaffirm the Company's commitment to excellent customer service, TELUS launched three Future Friendly (R) Promises to mobile clients: a dependable network, fast client service and new phone offers. The success of this program is evident by TELUS' churn rates that are among the lowest in North America.
* A three-year, $600 million investment program to enhance TELUS' broadband network in B.C., Alberta and Eastern Quebec was announced, paving the way for emerging services such as high-definition TELUS TV.
* TELUS TV services were rolled into select neighbourhoods in the Lower Mainland of B.C., delivering 100% digital TV to consumers. In addition, employee trials of TELUS TV service began in Eastern Quebec.
* Compelling high-speed Internet (ADSL) promotions helped TELUS achieve 153,700 net additions of Internet subscribers in 2006, which outpaced a major cable-TV competitor.
* TELUS implemented community-focused general manager positions across B.C., Alberta and Quebec to improve consumer and business service delivery.
* ADSL service was expanded to 117 rural neighbourhoods in Quebec in preparation for the 2007 consumer launch of TELUS TV and continued growth in TELUS' share of the Quebec market.

Advance TELUS' position in the business market

* A five-year, $140 million contract was won with the Government of Ontario to provide fully managed network access services.
* Several other multi-million dollar contracts were also secured, including those with Alberta Treasury Branches (ATB) Financial, Consumer Impact Marketing and Finning International.
* The business brand "Backed by TELUS" was launched and innovative solutions were introduced, including the TELUS Business One (R) bundle, TELUS SafetyNet (TM) service, Wireless Physician, Integrated Bedside Terminal, Crisis Management Conferencing and Wireless Field Ticketing. In addition, the portfolio of wireless solutions was expanded, including wireless high-speed services, Push To Talk service and GPS solutions.
* TELUS strengthened its capabilities by acquiring Assurent Secure Technologies, a world-leading Canadian information technology security services company. TELUS' AssureLogic security solution received a globally recognized certification.

Advance TELUS' position in the wholesale market

* TELUS was recognized for the fourth time by The Paisley Group as a leader in directory assistance services, and was named number one in Canada and number two in the U.S.

Drive improvements in productivity and service excellence

* TELUS successfully launched a pilot conversion for a sample set of more than 20,000 Alberta customers, as part of a major billing system consolidation project.
* In major centres in B.C. and Alberta, TELUS increased the proportion of installation and repair appointments offered to customers on a two-hour or four-hour window basis.
* More than 1,200 field technicians were trained to promote and provide additional services during installation and repair visits, as part of the TELUS Solutions Program, generating additional sales.
* TELUS opened a new centre of excellence in Montreal to align tier 1 and tier 2 technical support operations for small business, and to consolidate call centre entry points from four to one, providing quicker resolution of issues and bilingual support.
* TELUS aligned the human resources, finance, logistics and project management systems and processes of TELUS Quebec, TELUS Solutions d'Affaires and the eastern operations of TELUS Mobility.
* TELUS launched "Habitat," an integrated, bilingual portal for all team members across Canada.

Strengthen the spirit of the TELUS team and brand, and develop the best talent in the global communications industry

* Through periodic electronic surveys of employees, known as pulse check, TELUS obtains crucial feedback about the business. In the latest survey, notable improvements were measured in team member engagement, pride and outlook for the future.
* On September 30, more than 5,000 TELUS team members, alumni and family across Canada volunteered their time and energy to 1,400 volunteer projects and activities as part of the TELUS National Day of Service.
* TELUS, its team members and retirees pledged $5.5 million in the 2006 Dollars for Dollars campaign, which will be distributed in 2007 to Canadian charities.
* In 2006, TELUS held more than 150 external recruiting events to attract talented new team members to the Company at all levels across many disciplines. The events included job fairs, information sessions, academic sponsorships and innovative canvassing efforts.
* TELUS' brand was showcased through hosting of events such as the TELUS Skins and TELUS World Ski and Snowboard Festival.
* For the third consecutive year, TELUS was awarded a Thomson Illuminati award for worldwide excellence in employee learning programs and practices.
* The Company launched the TELUS Community Ambassadors(TM) program giving support to team members and alumni for programs such as those that supply backpacks of school supplies to children in need.
*   The Company now has seven fully functional TELUS Community Boards, which include external community leaders who help direct annual donations of $3.5 million to worthwhile causes in seven cities across
    Canada.
------------------------------------------------------------------------------

3.2 Corporate priorities for 2007

Each year, TELUS identifies key corporate priorities that support its national growth strategy and create value for investors.

------------------------------------------------------------------------------
                     2007 corporate priorities
------------------------------------------------------------------------------
Advancing TELUS' leadership position in the consumer market
*   Combining TELUS' suite of data applications with deregulated heritage services
* Attaining best-in-class customer loyalty and growth through unparalleled customer experiences
* Achieving customer addition targets by expanding distribution channels and addressing key market segments with new service offerings.
------------------------------------------------------------------------------
Advancing TELUS' leadership position in the business market
* Progressing further in key industry verticals with specific applications that provide non-price-based differentiation
* Leveraging wireless number portability to expand TELUS' business market share in Central Canada
*   Focusing on small business customer loyalty and growth with innovative solutions
------------------------------------------------------------------------------
Advancing TELUS' leadership position in the wholesale market
* Growing in domestic and international markets through recognition that TELUS is Canada's IP leader
* Achieving excellence in customer service to support local forbearance in key incumbent markets
* Expanding the Company's markets, channels and products by focusing on strategic relationships with TLEUS' partners.
------------------------------------------------------------------------------
Driving TELUS' technology evolution and improvements in productivity and service excellence
* Implementing technology roadmaps for Future Friendly Home and wireless service offerings that simplify TELUS' product portfolio and improve service development and execution
* Rolling out consolidated customer care systems to replace multiple legacy systems in Alberta and B.C.
*   Accelerating customer service delivery dates.
------------------------------------------------------------------------------
Strengthening the spirit of the TELUS team and brand, and developing the best talent in the global communications industry
* Growing TELUS' business ownership culture with a team philosophy of "our business, our customers, our team, my responsibility" thereby attracting, developing and retaining great talent
* Leading the way in corporate social responsibility as TELUS strives to be Canada's premier corporate citizen.
-----------------------------------------------------------------------------

4. Capability to deliver results

4.1 Principal markets addressed and competitors
------------------------------------------------------------------------------
National wireless services for consumers and businesses
------------------------------------------------------------------------------
    TELUS has facilities-based services with access to approximately 95% of the Canadian population, operating a CDMA network with state-of-the-art high-speed EVDO (evolution data optimized) in major centres, and iDEN-based Push To Talk service focused on the commercial marketplace.

    Competition includes: (i) facilities-based competitors such as Rogers Wireless and Bell Mobility, nationally, and wireless offerings by various regional telcos including SaskTel and MTS Mobility; and (ii) resellers of Bell and Rogers networks, such as the Virgin Mobile Group, 7-Eleven and certain cable-TV companies.
------------------------------------------------------------------------------
National wireline business services
------------------------------------------------------------------------------
    TELUS has an IP-based national network overlaying an extensive switched network in incumbent territories in B.C., Alberta and Eastern Quebec. Access services and certain competitive digital network access services are subject to rate regulation in these incumbent territories. Operations in non-incumbent areas of Ontario and Quebec are not rate regulated. Managed solutions, such as the provision of human resources outsourcing services to business customers, are offered nationally. Wholesale services are provided to telecommunications carriers, resellers, Internet service providers (ISPs), wireless communications companies, competitive local access providers and cable-TV operators.

    Competition for voice and data communications services includes Bell Canada and Manitoba Tel (Allstream) competing with their own national infrastructures, and others such as Navigata (owned by SaskTel), as well as substitution to wireless services including those offered by TELUS. Competitors for managed solutions include system integrators CGI, EDS and IBM.
------------------------------------------------------------------------------
Wireline consumer services in incumbent territories
------------------------------------------------------------------------------
    TELUS has access to virtually every urban and rural home in its incumbent territories in B.C., Alberta and Eastern Quebec. Through an extensive switched network and significant investment in Internet infrastructure, the Company provides local, long distance and Internet services. The Company also has broadcasting distribution licences to offer digital television services in select communities across its incumbent territories, and licences to offer commercial video-on-demand services. A staged neighbourhood-by-neighbourhood roll-out of TELUS TV services is underway.

    Competition includes: (i) substitution of wireless services, including TELUS' own wireless offerings, for local and long distance services; (ii) cable-TV providers Shaw Communications Inc. in B.C. and Alberta, and Cogeco Cable Inc. in Eastern Quebec, which have access to most urban and suburban homes, and provide Internet, entertainment and VoIP-based telephony services; (iii) Rogers Communications, Navigata, Primus,
    Vonage, Bell Canada and various others that collectively offer local service, Internet and long distance services; and (iv) satellite-based entertainment and Internet services.
------------------------------------------------------------------------------

4.2 Operational capabilities

    Regulation

Less than one-third of the Company's revenues are from wireline segment regulated services and subject to CRTC price regulation. None of the Company's wireless segment revenues are currently subject to CRTC regulation. Wireline regulated services include residential and business services in incumbent local exchange carrier (ILEC) regions, competitor services and payphone services. Services that are forborne from regulation include non-incumbent local exchange carrier (non-ILEC) services, long distance services, Internet services, international telecommunications services, inter-exchange private line services, certain data services, and the sale of customer premises equipment.

Major areas of regulatory review in 2007 include the framework for forbearance from regulation of local exchange services, price cap regulation, high-speed intra-exchange digital services, and the use of funds in ILECs' deferral accounts. See Section 10.3 Regulatory.

There has been some speculation that Industry Canada may encourage additional competition through a spectrum auction, expected in 2008, by capping the amount of spectrum any one provider can purchase or setting spectrum aside for a new entrant. See Section 10.1 Competition - Future availability of wireless spectrum.

    Development of a new billing system in the wireline segment

The development of a new wireline billing system progressed in 2006. The development includes re-engineering processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contact, and information management. The expected customer service and cost benefits of this project include streamlined and standardized processes and the elimination over time of multiple legacy information systems. In the third quarter of 2006, the Company successfully implemented a pilot conversion for a sample set of customers. A commercial launch of the converged billing system platform for consumer accounts is expected to progress in 2007, with additional phases of conversion planned over the next few years. See Section 10.5 Process risks.

4.3 Liquidity and capital resources

The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis, as well as
Section 9.3 Financing plan for 2007 and Section 10.6 Financing and debt requirements.

    Capital structure financial policies (Note 3 of the Consolidated financial statements)

The Company's objectives when managing capital are: (i) to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and
(ii) to manage capital in a manner which balances the interests of equity and debt holders.

In the management of capital, the Company includes shareholders' equity, long-term debt (including any associated hedging assets or liabilities), cash and temporary investments and securitized accounts receivable in the definition of capital.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade receivables to an arm's-length securitization trust. In its annual Management's discussion and analysis, management describes its financing plan. The results of TELUS' 2006 financing plan are presented in the table below.

The Company monitors capital on a number of bases, including: net debt to total capitalization; net debt to EBITDA - excluding restructuring and workforce reduction costs; and dividend payout ratio of sustainable net earnings. For further discussion and specific guidelines, see Section 7.4 Liquidity and capital resource measures.

    Liquidity and financing

At December 31, 2006, TELUS had access to undrawn credit facilities of more than $1.4 billion. The Company believes it has sufficient capability to fund its requirements from these facilities and expected cash flow from operations. The following table describes the status of TELUS' financing plan.

------------------------------------------------------------------------------
2006 financing plan and results
------------------------------------------------------------------------------
TELUS' 2006 financing plan was to use free cash flow generated by its business operations to:
------------------------------------------------------------------------------
* Repurchase TELUS Common Shares and TELUS Non-Voting Shares under the normal course issuer bid (NCIB)

    The Company's NCIB program was renewed effective December 20, 2006 and with an expiry of December 19, 2007. During 2006, approximately
    5.5 million Common Shares and 10.9 million Non-Voting Shares were repurchased for cancellation for a total outlay of approximately
    $800 million. Between December 20, 2004 and December 31, 2006, the Company repurchased approximately 16 million Common Shares and 23 million Non-Voting Shares for a total outlay of $1.77 billion under three NCIB programs. See Section 7.3 Cash used by financing activities.

*   Pay dividends

    Quarterly dividends of 27.5 cents per share were paid in 2006 for an annual total of $1.10. The declared dividend for the fourth quarter of 2006, payable on January 1, 2007, was 37.5 cents per share, an increase of 36.4%.

*   Retain cash-on-hand for corporate purposes

    The $500 million balance of securitized accounts receivable was unchanged at December 31, 2006 when compared to one year earlier. During 2006, the balance varied between $325 million and $535 million.

    Amounts outstanding under the three-year credit facility and other bank facilities were $121 million at December 31, a decrease of $21 million from December 31, 2005.
------------------------------------------------------------------------------
Other financing objectives included:
------------------------------------------------------------------------------
*   Maintain a minimum $1 billion in unutilized liquidity

    TELUS had available liquidity from unutilized credit facilities of more than $1.4 billion at December 31, 2006.

* Maintain position of fully hedging foreign exchange exposure for indebtedness

    In contemplation of the planned refinancing of the 2007 (U.S. dollar) Notes, in May 2006 the Company replaced approximately 63% of the notional value of the existing cross currency interest rate swap agreements with a like amount of new cross currency interest rate swap agreements, which have a lower effective fixed interest rate and a lower effective fixed exchange rate. This replacement happened concurrent with the issuance of the 2013 (Canadian dollar) Notes (see below); the two transactions had the composite effect of deferring, from June 2007 to June 2013, the payment of $300 million.

* Give consideration to refinancing all or a portion of U.S. dollar denominated Notes due June 1, 2007 in advance of their scheduled maturity

    Concurrently with the above, in May 2006, the Company publicly issued $300 million 5.00%, Series CB, Notes, which mature in 2013. The net proceeds of the offering were used to pay for the early termination of cross currency swap agreements described above. In contemplation of the planned refinancing of the U.S. $1.17 billion of debt maturing
    June 1, 2007, the Company had entered into forward starting interest rate swap agreements during 2006 that, as at December 31, 2006, have the effect of fixing the underlying interest rate on up to $500 million of replacement debt.

* Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings and targeting improved credit ratings in the range of BBB+ to A-, or the equivalent, in the future

    Investment grade credit ratings from the four rating agencies that cover TELUS were maintained. The ratings assigned by three credit rating agencies are currently within TELUS' desired range, while Moody's Investors Service's Baa2 rating for TELUS (equivalent to BBB) is one position below TELUS' desired range. In November 2006, Moody's placed its rating for TELUS under review for possible upgrade.

4.4 Management's report on disclosure controls and procedures and internal control over financial reporting

    Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and the Executive Vice-President and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

The CEO and the CFO have evaluated the effectiveness of the Company's disclosure controls and procedures related to the preparation of the Management's discussion and analysis and the Consolidated financial statements. They have concluded that the Company's disclosure controls and procedures were effective, at a reasonable assurance level, to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the Management's discussion and analysis and the Consolidated financial statements contained in this report were being prepared.

    Internal control over financial reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable. TELUS' CEO and CFO have assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2006 in accordance with Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, TELUS' CEO and CFO have determined that the Company's internal control over financial reporting is effective as at December 31, 2006 and expect to certify TELUS' annual filings with the U.S. Securities and Exchange Commission on Form 40-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

Deloitte & Touche LLP, the shareholders' auditors, have audited management's assessment of TELUS' internal control over financial reporting in addition to the Company's Consolidated financial statements as at December 31, 2006. In order to provide their independent opinions, Deloitte & Touche reviewed the Company's system of internal controls and performed any audit procedures to the extent they considered appropriate.

    Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

5. Results from operations

5.1 Selected annual information

The following selected three-year consolidated financial information has been derived from and should be read in conjunction with the Consolidated financial statements of TELUS for the year ended December 31, 2006, and its annual Consolidated financial statements for previous years.

--------------------------------------------------------------------------------------------------------------------------------
Years ended December 31						2006 			2005 			2004
($ in millions except per share amounts)
--------------------------------------------------------------------------------------------------------------------------------
Operating revenues		                                8,681.0 		8,142.7 		7,581.2
Operations expense						5,022.9 		4,793.5 		4,438.0
Restructuring and workforce reduction costs			   67.8 		   53.9 		   52.6
Financing costs and other expense				  532.7 		  641.5 		  622.0
Income before income taxes and non-controlling interest		1,482.0 		1,030.1 		  825.5
Income taxes							  351.0 		  322.0 		  255.1
Net income							1,122.5 		  700.3 		  565.8
Common Share and Non-Voting Share income			1,122.5 		  700.3 		  564.0
Earnings per share(1) - basic 					    3.27 		    1.96 		    1.58
Earnings per share(1) - diluted					    3.23 		    1.94 		    1.57
Cash dividends declared per share(1)		                    1.20 	  	    0.875 		    0.65
Total assets		                                       16,508.2 	       16,222.3 	       17,838.0
Current maturities of long-term debt		                1,434.4 		    5.0 		    4.3

   Long-term debt		                                3,493.7 		4,639.9 		6,332.2
   Deferred hedging and other long-term financial
    liabilities		                                        1,037.2 		1,420.9 		1,293.8
--------------------------------------------------------------------------------------------------------------------------------
Total long-term financial liabilities		                4,530.9 		6,060.8		        7,626.0
Future income taxes		                                1,067.3 		1,023.9 		  991.9
Non-controlling interest		                           23.6 		   25.6 	 	   13.1
Common equity 		                                        6,928.1 		6,870.0 		7,016.8

---------------------------------------------------------------------------------------------------------------------------------

(1) Includes Common Shares and Non-Voting Shares.

--------------------------------------------------------------------------------------------------------------------------------

Some changes over the three years include:

* Wireless and data revenues increased to approximately 63% of consolidated revenues in 2006 (approximately 59% in 2005 and 56% in 2004).

* Consolidated operations expense in 2005 included the effects of a four-month labour disruption including incremental expenses of approximately $133 million net of cost savings. These incremental affected the wireline segment.

* Financing costs in 2005 included a $33.5 million loss on early redemption of $1.578 billion of Canadian dollar Notes on December 1, 2005.

* Net income included significant favourable tax adjustments, including interest and the effects of tax rate changes on future income tax liabilities and assets. The amounts were approximately $165 million (48 cents per share) in 2006, approximately $70 million (20 cents per share) in 2005, and approximately $86 million (24 cents per share) in 2004.

5.2 Quarterly results summary

-------------------------------------------------------------------------------------------------------------------------------
($ in millions,
 except per
 share amounts)	                  2006 Q4    2006 Q3	 2006 Q2    2006 Q1     2005 Q4    2005 Q3     2005 Q2    2005 Q1
--------------------------------------------------------------------------------------------------------------------------------
Segmented revenue (external)
  Wireline segment	          1,234.3    1,200.3 	 1,189.9    1,198.6 	1,209.9    1,198.6     1,216.5    1,222.2
  Wireless segment		  1,020.3    1,010.4 	   945.3      881.9 	  876.8      864.2       802.0      752.5
--------------------------------------------------------------------------------------------------------------------------------
Operating revenues
   (consolidated)		  2,254.6    2,210.7 	 2,135.2    2,080.5 	2,086.7    2,062.8 	2,018.5   1,974.7
  Operations expense		  1,368.6    1,245.8 	 1,207.4    1,201.1 	1,316.8    1,221.5 	1,146.1   1,109.1
  Restructuring and workforce
   reduction costs		      7.9       12.5 	    30.7       16.7 	   35.5        1.6 	    7.4       9.4
--------------------------------------------------------------------------------------------------------------------------------
EBITDA (1)		            878.1      952.4 	   897.1      862.7 	  734.4      839.7  	  865.0     856.2
  Depreciation		            353.2      325.8 	   335.2      339.2 	  346.2      335.6 	  330.9     329.9
  Amortization of intangible
   assets		             53.9       57.5 	    46.9       63.9 	   67.0       73.6 	   68.2      72.3
--------------------------------------------------------------------------------------------------------------------------------
Operating income		    471.0      569.1 	   515.0      459.6 	  321.2      430.5 	  465.9     454.0
  Other expense (income)  	     10.1 	 4.0 	     9.6        4.3 	    9.3        7.1 	    0.5       1.5
  Financing costs		    133.6      116.6 	   127.5      127.0 	  171.7      144.8 	  168.2     138.4
--------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and
  non-controlling interest	    327.3      448.5 	   377.9      328.3	  140.2      278.6 	  297.2     314.1
  Income taxes		             89.7      126.5 	    18.7      116.1 	   58.8       86.9 	  106.0      70.3
  Non-controlling interests	      1.4 	 2.4 	     2.6        2.1 	    2.9        1.6 	    1.7       1.6
--------------------------------------------------------------------------------------------------------------------------------
Net income		            236.2      319.6 	   356.6      210.1 	   78.5      190.1 	  189.5     242.2
================================================================================================================================
Income per Common Share and
 Non-Voting Share - basic	      0.70       0.94 	     1.03       0.60 	    0.22       0.53 	    0.53      0.67
	          - diluted	      0.69	 0.92 	     1.02       0.60 	    0.22       0.53 	    0.52      0.66
Dividends declared per Common
 Share and Non-Voting Share	      0.375 	 0.275 	     0.275      0.275 	    0.275      0.20 	    0.20      0.20
--------------------------------------------------------------------------------------------------------------------------------

(1) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

The trend in consolidated Operating revenues continues to reflect strong growth in wireless revenue, which was a record quarterly amount for TELUS in the fourth quarter of 2006. In addition, wireline revenue for the fourth quarter of 2006 was the highest quarterly amount in four years. Wireless revenue growth is due to increasing ARPU as well as a growing subscriber base. ARPU, in turn, is growing due to increasing provision and adoption of wireless data services, which is more than offsetting the decline in voice ARPU. The trend also reflects growth in wireline segment data revenue, while wireline voice local and long distance revenues are decreasing. In addition to continued substitution to wireless services, the impact of increased competition from VoIP competitors and resellers on wireline revenues became apparent in 2006. Decreases in long distance revenues are consistent with industry-wide trends of strong price competition and technological substitution (to Internet and wireless). Wireline revenues until May 31, 2006 include the generally negative effect of regulatory price cap decisions.

Historically, there is significant fourth quarter seasonality with higher wireless subscriber additions and related acquisition costs and equipment sales, resulting in lower wireless EBITDA. The seasonality affects, to a lesser extent, wireline high-speed Internet subscriber additions and related costs.

The trend in Operating income was affected by temporary net expenses leading up to and resulting from an extended labour disruption in 2005; such temporary expenses included in Operations expense were estimated to be approximately
$16 million, $65 million and $52 million, respectively, for the second, third and fourth quarters of 2005. Restructuring and workforce reduction charges varied by quarter, depending on the progress of ongoing initiatives underway. Depreciation expense in the fourth quarter of 2006 includes a provision of approximately $17 million to align estimated useful lives for TELUS Quebec assets, resulting from integration of financial systems. Amortization of intangible assets is decreasing as several software assets have been fully amortized. Amortization expenses in the second quarter and fourth quarter of 2006 were reduced by approximately $12 million and $5 million, respectively, for investment tax credits following a determination of eligibility by a revenue authority relating to assets capitalized in prior years that are now fully amortized.

Within Financing costs, interest expenses trended lower except for the following items: (i) interest expense in respect of a court decision in a lawsuit related to a 1997 BC TEL bond redemption (including $17.5 million in the second quarter of 2005 and $7.8 million in the fourth quarter of 2006 - see Section 10.9 Litigation and legal matters); and (ii) a charge of $33.5 million in the fourth quarter of 2005 for early redemption of $1.578 billion of Notes. The early redemption of Notes on December 1, 2005, contributed to lower financing costs in 2006. Financing costs are net of varying amounts of interest income.

The trend in Net income and earnings per share reflect the items noted above as well as a second quarter 2006 future income tax reduction arising from enacted income tax rate reductions and the elimination of the federal large corporations tax. The trend was also affected by tax adjustments and related interest for prior periods; the larger quarterly amounts were approximately $20 million or six cents per share in the fourth quarter of 2006, approximately $30 million (nine cents per share) in the third quarter of 2006, approximately $115 million (33 cents per share) in the second quarter of 2006, approximately $17 million (five cents per share) in the third quarter of 2005 and approximately $54 million (15 cents per share) in the first quarter of 2005.

Further detail on TELUS' fourth quarter results were included in the Management's discussion and analysis contained in the February 2007 news release, filed on SEDAR and EDGAR.

5.3 Consolidated results from operations


($ in millions except EBITDA margin)	                                       Years ended December 31
								2006 			2005 			Change
--------------------------------------------------------------------------------------------------------------------------------
Operating revenues		                                8,681.0 		8,142.7 		6.6 %
Operations expense		                                5,022.9 		4,793.5 		4.8 %
Restructuring and workforce reduction costs		           67.8 		   53.9 		25.8 %
--------------------------------------------------------------------------------------------------------------------------------
EBITDA (1)		                                        3,590.3 		3,295.3 		9.0 %
Depreciation		                                        1,353.4 		1,342.6 		0.8 %
Amortization of intangible assets		                  222.2 		  281.1 	      (21.0)%
--------------------------------------------------------------------------------------------------------------------------------
Operating income		                                2,014.7 		1,671.6 	       20.5 %
--------------------------------------------------------------------------------------------------------------------------------
EBITDA margin (%) (2)		                                   41.4 		   40.5 	        0.9 pts

Total employees at end of period		               31,955 		       29,819 		        7.2 %
-------------------------------------------------------------------------------------------------------------------------------

(1) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
(2) EBITDA margin is EBITDA divided by Operating revenues.

-------------------------------------------------------------------------------------------------------------------------------

The following discussion is for the consolidated results of TELUS. Further detail by segment is provided for Operating revenues, Operations expense, Restructuring and workforce reduction costs, EBITDA and Capital expenditures in Section 5.4 Wireline segment results, Section 5.5 Wireless segment results and Section 7.2 Cash used by investing activities - capital expenditures.

    Operating revenues

Consolidated Operating revenues increased by $538.3 million in 2006 when compared with 2005. The increase was due to growth in wireless revenues and wireline data revenues, which exceeded erosion in wireline voice local and long distance revenues.

    Operations expense

Consolidated operations expense increased by $229.4 million in 2006 when compared with 2005. Operations expense in 2005 included net labour disruption expenses of approximately $133 million, which were primarily in the wireline segment. Excluding labour disruption impacts, consolidated operations expenses increased primarily due to growth in the wireless segment, increased wireline advertising, promotions and costs of sales, and restructuring charges. The net expense for defined benefit pension plans did not change significantly, as favourable returns on plan assets in 2005 offset the use of a lower discount rate for 2006.

The number of employees increased by 7.2%, reflecting growth in the wireless segment and TELUS' wireline international call centre operations.

    Restructuring and workforce reduction costs

Restructuring and workforce reduction costs increased by $13.9 million in 2006 when compared to 2005. TELUS' estimate of restructuring and workforce reduction costs in 2007, which arises from its competitive efficiency program and includes the continued integration of wireline and wireless operations, does not currently exceed $50 million.

    General

In 2005, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integrations. These initiatives aimed to improve the Company's operating and capital productivity. As at December 31, 2006, no future expenses remain to be accrued or recorded under the smaller initiatives, but variances from estimates currently recorded may be recorded in subsequent periods. On November 24, 2005, the Company announced the integration of its wireline and wireless operations, an initiative that will continue into future years and is a component of the Company's competitive efficiency program.

In the first quarter of 2006, arising from its competitive efficiency program, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integration. These initiatives are aimed to improve the Company's operating productivity and competitiveness. For the year ended December 31, 2006, $37.9 million of restructuring and workforce reduction costs were recorded in respect of these smaller initiatives.

Also arising from its competitive efficiency program, the Company undertook an initiative for a departmental reorganization and reconfiguration, resulting in integration and consolidation. In the first quarter of 2006, approximately 600 bargaining unit employees were offered the option of redeployment or participation in a voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan). In the second quarter of 2006, approximately 275 bargaining unit employees accepted either the option of redeployment or participation in a voluntary departure program. In 2006, $17.7 million of restructuring and workforce reduction costs were recorded in respect of this initiative and were included with general programs initiated in 2006. As at December 31, 2006, no future expenses remain to be accrued or recorded under this initiative, but variances from estimates currently recorded may be recorded in subsequent periods.

Continuing with its competitive efficiency program for the integration of wireline and wireless operations, $12.2 million of restructuring and workforce reduction costs were recorded for the year ended December 31, 2006 in respect of this initiative and were included with general programs initiated in 2006.

    Office closures and contracting out

In connection with the collective agreement signed in the fourth quarter of 2005, an accompanying letter of agreement set out the planned closure, on February 10, 2006, of a number of offices in British Columbia. This initiative is a component of the Company's competitive efficiency program and is aimed at improving the Company's operating and capital productivity. The approximately 250 bargaining unit employees affected by these office closures were offered the option of redeployment or participation in a voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan).

As at December 31, 2006, no future expenses remain to be accrued or recorded under the letter of agreement setting out the planned closure of a number of offices in British Columbia, but variances from estimates currently recorded may be recorded in subsequent periods. Other costs, such as other employee departures and those associated with real estate, will be incurred and recorded subsequent to December 31, 2006.

Similarly, an additional accompanying letter of agreement set out that the Company intends to contract out specific non-core functions over the term of the collective agreement. This initiative is a component of the Company's competitive efficiency program and is aimed at allowing the Company to focus its resources on those core functions that differentiate the Company for its customers. The approximately 250 bargaining unit employees currently affected by contracting out initiatives were offered the option of redeployment or participation in a voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan).

As at December 31, 2006, no future expenses remain to be accrued or recorded under the letter agreement setting out the contracting out of specific non-core functions, in respect of the approximately 250 bargaining unit employees currently affected, but variances from estimates currently recorded may be recorded in subsequent periods. Future costs will be incurred as the initiative continues.

    EBITDA

EBITDA increased by $295.0 million in 2006, when compared with 2005. Excluding labour disruption expense impacts in 2005, consolidated EBITDA increased by approximately $162 million due primarily to growth in the wireless segment, partly offset by decreases in wireline segment EBITDA.

    Depreciation and amortization expenses

Depreciation expense increased by $10.8 million in 2006 when compared with 2005. The increase primarily reflected a fourth quarter provision of approximately $17 million to align estimated useful lives for TELUS Quebec assets upon integration of financial systems, partly offset by a reduction in expense as more assets are fully depreciated.

Amortization of intangible assets decreased by $58.9 million in 2006 when compared with 2005. The decrease was primarily as a result of several software assets becoming fully amortized. In addition, the decrease included approximately $17 million recorded in 2006 to recognize investment tax credits following a determination of eligibility by a revenue authority, for assets capitalized in prior years that are now fully amortized.

    Operating income

Operating income increased by $343.1 million in 2006, when compared with 2005, due primarily to growth in EBITDA and reduced amortization of intangible assets, as described above.

    Other income statement items


Other expense, net							     Years ended December 31
($ millions)							2006 			2005 			Change
--------------------------------------------------------------------------------------------------------------------------------
                                                         	28.0 		        18.4 		        52.2 %
--------------------------------------------------------------------------------------------------------------------------------

Other expense includes accounts receivable securitization expense, charitable donations, gains and losses on disposal of real estate, and income (loss) or impairments in equity or portfolio investments. The accounts receivable securitization expense was $18.0 million in 2006, as compared to $7.3 million in 2005. The increase resulted primarily from a higher balance of proceeds from securitized accounts receivable in 2006 (see Section 7.6 Accounts receivable sale). Net gains on the sale of investments and real estate in 2006 exceeded net gains in 2005, and charitable donations increased.

[graphs - interest on long-term and short-term debt; interest income]


Financing costs								     Years ended December 31
($ millions)							2006 		        2005 		        Change
-------------------------------------------------------------------------------------------------------------------------------
Interest on long-term debt:
  Before estimates for settlement of a lawsuit		        499.0 		        618.0 		         (19.3)%
  Estimates for settlement of a lawsuit		                  9.0 		         17.5 		         (48.6)%
Interest on short-term debt and other		                  2.6 		          8.2 		         (68.3)%
-------------------------------------------------------------------------------------------------------------------------------
Interest on long-term debt, short-term obligations and other	510.6 		        643.7 		         (20.7)%
Loss on debt redemption		                                   -- 		         33.5 		        (100.0)%
Foreign exchange losses (gains)	                       	          6.4 		          4.6 		          39.1 %
Interest income		                                        (12.3)		        (58.7)		          79.0 %
--------------------------------------------------------------------------------------------------------------------------------
		                                                504.7 		        623.1 		         (19.0)%
=================================================================================================================================

Interest on long-term debt, excluding estimates to settle a lawsuit, decreased by $119.0 million in 2006, when compared with 2005. The decrease was due primarily to early redemption of $1.578 billion of 7.50%, Series CA, Notes on December 1, 2005, for which a $33.5 million loss on redemption was recorded in 2005. The decrease was also due to the conversion/redemption of convertible debentures in the second quarter of 2005. Amounts totalling $26.5 million were recorded in 2005 and 2006 in respect of court decisions in a lawsuit related to a 1997 BC TEL bond redemption matter. See Section 10.9 Litigation and legal matters. Debt, measured as the sum of Long-term debt, current maturities and the net deferred hedging liability, was $5,767 million at December 31, 2006, as compared to $5,803 million on December 31, 2005.

Increased interest expense associated with the May 2006 public issue of $300 million of Notes was offset by a reduction in interest expense resulting from replacement of certain previous cross currency interest rate swap agreements associated with 2007 U.S. dollar Notes. The replacement swaps have a lower effective fixed interest rate as well as a more favourable effective fixed exchange rate. TELUS' hedging program using cross currency swaps continues for its 2007 and 2011 U.S. dollar Notes.

Interest income decreased by $46.4 million in 2006, when compared with 2005, due primarily to: (i) lower cash and temporary investments as available cash balances were used for the December 2005 debt redemption; and (ii) recognition of greater tax refund interest in 2005.


--------------------------------------------------------------------------------------------------------------------------------
Income taxes								      Years ended December 31
($ millions, except tax rates)		                        2006 		        2005 		        Change
--------------------------------------------------------------------------------------------------------------------------------
Blended federal and provincial statutory income tax
 based on net income before tax		                         497.3 		        352.3 		        41.2 %

Revaluation of future tax liability for change in statutory
 tax rates		                                        (107.0)		         (5.1)		          --

Tax rate differential on, and consequential adjustments
 from, reassessments for prior years		                 (40.3)		        (13.9)		          --

Changes in estimates of available deductible differences
 in prior years		                                            -- 		        (37.5)		          --

Other and large corporations tax		                   1.0 		         26.2 		          --

--------------------------------------------------------------------------------------------------------------------------------
		                                                 351.0 		        322.0 		         9.0 %
--------------------------------------------------------------------------------------------------------------------------------
Blended federal and provincial statutory tax rates (%)		  33.6 		         34.2 		        (0.6) pts
Effective tax rates (%)		                                  23.7 		         31.3 		        (7.6) pts
--------------------------------------------------------------------------------------------------------------------------------

The 41.2% increase in the blended federal and provincial statutory income tax expense in 2006, when compared with 2005, relates primarily to the 43.9% increase in income before taxes. The blended federal and provincial tax rate for 2006 decreased from 2005 due primarily to a reduction in general corporate income tax rates on income taxed in Alberta effective April 1, 2006, partly offset by an increase in general corporate income tax rates in Quebec beginning January 1, 2006.

The revaluation of net future income tax liabilities in 2006 arose from the second quarter enactment of both lower federal tax rates for future years and lower Alberta tax rates. The federal large corporations tax was eliminated effective January 1, 2006. Reductions in tax expense also resulted from reassessments for prior years and, in 2005, from changes in estimates of available deductible differences in prior years.

Based on the assumption of the continuation of the rate of TELUS earnings, the existing legal entity structure, and no substantive changes to tax regulations, the Company expects to be able to substantially utilize its non-capital losses before the end of 2007. The Company's assessment is that the risk of expiry of such non-capital losses is remote. Under the existing legal entity structure, TELUS currently expects cash tax payments to be minimal in 2007, increasing in 2008, with substantial cash tax payments in 2009. The blended federal and provincial statutory tax rate for 2007 is expected to be approximately 33 to 34%.


Non-controlling interests	                                             Years ended December 31
($ millions)		                                        2006 		        2005 		        Change
--------------------------------------------------------------------------------------------------------------------------------
                                                 		8.5 		        7.8 		        9.0 %
--------------------------------------------------------------------------------------------------------------------------------

Non-controlling interests represents minority shareholders' interests in several small subsidiaries.

[graphs - income before income taxes and non-controlling interest; net income]

5.4 Wireline segment results


Operating revenues - wireline segment	                                      Years ended December 31
($ millions)		                                        2006 		        2005 		        Change
--------------------------------------------------------------------------------------------------------------------------------
Voice local		                                        2,119.8 		2,174.1 		(2.5)%
Voice long distance		                                  810.3 		  888.4 		(8.8)%
Data		                                                1,642.5 		1,533.4 		 7.1 %
Other		                                                  250.5 		  251.3 		(0.3)%
--------------------------------------------------------------------------------------------------------------------------------
External operating revenue		                        4,823.1 		4,847.2 		(0.5)%
Intersegment revenue		                                   98.3 		   90.4 		 8.7 %
--------------------------------------------------------------------------------------------------------------------------------
Total operating revenue		                                4,921.4 		4,937.6 		(0.3)%
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Network access lines
                                                                                  At December 31
(000s)		                                                2006 		        2005 		        Change
--------------------------------------------------------------------------------------------------------------------------------
Residential network access lines		                2,775 		        2,928 		         (5.2)%
Business network access lines		                        1,773 		        1,763 		          0.6 %
--------------------------------------------------------------------------------------------------------------------------------
Total network access lines(1)		                        4,548 		        4,691 		         (3.0)%

	                                                                     Years ended December 31
(000s)		                                                2006 		        2005 		        Change

Change in residential network access lines		        (153)		        (110)		         39.1 %
Change in business network access lines		                  10 		          (7)		         n.m.
---------------------------------------------------------------------------------------------------------------------------------
Change in total network access lines(1)		                (143)		        (117)		        (22.2)%
---------------------------------------------------------------------------------------------------------------------------------

    n.m - not meaningful
(1) Network access lines are measured at the end of the reporting period based on information in billing and other systems. Consistent with the presentation for 2006, network access lines for 2005, and for the end of 2004, include a reclassification of approximately nine thousand from residential to business; no change was recorded in total access lines.

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Internet subscribers
                                                                                   At December 31
(000s)		                                                2006 		        2005 		        Change
--------------------------------------------------------------------------------------------------------------------------------
High-speed Internet subscribers					916.7 		        763.1 		         20.1 %
Dial-up Internet subscribers					194.1 		        236.1 		        (17.8)%
--------------------------------------------------------------------------------------------------------------------------------
Total Internet subscribers (1)				      1,110.8 			999.2 		         11.2 %

									      Years ended December 31
(000s)								2006 		        2005 		        Change
---------------------------------------------------------------------------------------------------------------------------------
High-speed Internet net additions				153.7 		         73.4 		        109.4 %
Dial-up Internet net reductions					(42.1)		        (45.5)		          7.5 %
--------------------------------------------------------------------------------------------------------------------------------
Total Internet subscriber net additions				111.6 		         27.9 		          n.m.
--------------------------------------------------------------------------------------------------------------------------------

(1) Internet subscribers are measured at the end of the reporting period based on Internet access counts from billing and other systems.

-------------------------------------------------------------------------------------------------------------------------------


Wireline segment revenues decreased by $16.2 million in 2006, when compared with 2005.

* Voice local revenue decreased by $54.3 million in 2006 when compared with 2005. The decrease was due primarily to lower revenues from basic access and optional enhanced services arising from increased competition for residential subscribers, partly offset by increased managed voice local services for business. In addition, the decrease included the impact of one-time regulatory recoveries of approximately $13 million recorded in the first quarter of 2005.

    Residential line losses included the effect of increased competition from resellers, VoIP competitors including cable-TV companies, technological substitution to wireless services, and a lower number of second lines resulting from migration of dial-up Internet subscribers to high-speed Internet service. In 2006, competitors' cable telephony was introduced in more places within TELUS' incumbent regions including Fort McMurray, Rimouski and Vancouver, while in 2005 cable telephony was available in Calgary (February 2005), Edmonton (April 2005) and Victoria (October
    2005). Total business lines increased in 2006 as growth in non-incumbent regions exceeded competitive losses and migration to more efficient ISDN (integrated services digital network) services in incumbent local exchange carrier (ILEC) regions. Business line losses in 2005 included the loss of a large wholesale business customer.

* Voice long distance revenues decreased by $78.1 million in 2006 when compared with 2005. The decrease was due primarily to lower consumer and retail business minute volumes and prices, consistent with industry-wide trends of strong price competition and technological substitution (to Internet and wireless). In September 2006, the Company introduced a simpler set of domestic, North American and international long distance calling plans directly targeted to the usage patterns of customers. The plans are for various usage levels combining set per-minute rates with monthly subscription fees, and are designed to help retain and win back customers. Improved winback levels were achieved in the fourth quarter.

* Wireline segment data revenues increased by $109.1 million in 2006 when compared with 2005. This growth was primarily due to increased Internet, enhanced data and hosting service revenues from growth in business services and high-speed Internet subscribers. Monthly rates for high-speed Internet services were raised by one dollar per month in the second quarter of 2006 for those customers not on rate protection plans, which contributed to an overall increase in average revenue per subscriber. Managed data revenues from the provision of business process outsourcing services to customers also increased. Basic data services and data equipment sales decreased, partly offset by increased broadcast and videoconferencing sales and services.

    The improvement in high-speed Internet subscriber net additions during 2006 was due partly to new promotions, resulting in increased gross additions particularly for premium Internet services, which have a higher monthly rate. In addition, deactivations of existing high-speed Internet customers decreased. In contrast, the second half of 2005 was constrained by a labour disruption that limited installation activity.

* Other revenue decreased by $0.8 million in 2006 when compared with 2005, primarily due to a negative adjustment for reduced co-location DC power rates mandated by the CRTC to be retroactive to November 2000 (Telecom Decision 2006-42-1). This was partly offset by lower quality of service rate rebates due to improvement in retail and competitor service levels in 2006 as compared to 2005 when the labour disruption adversely affected service levels. The Company applied to the CRTC in 2006 for an exclusion from quality of service rate rebates related to the 2005 labour disruption and severe flooding events; a decision by the CRTC on the exclusion application is expected in 2007. Voice equipment sales were relatively unchanged.

* Intersegment revenue represents services provided by the wireline segment to the wireless segment. These revenues are eliminated upon consolidation together with the associated expense in the wireless segment.

Total external operating revenue included non-ILEC revenues of $656.9 million and $631.6 million, respectively, for 2006 and 2005, representing an increase of 4.0% due primarily to growth in enhanced data and managed workplace service revenues. Voice local revenues increased modestly, while voice and data equipment sales decreased. Growth in revenues was partly offset by re-pricing of renewal contracts and competitive pricing affecting new contracts.




Operating expenses - wireline segment	                                      Years ended December 31
($ millions, except employees)					2006 			2005 			Change
--------------------------------------------------------------------------------------------------------------------------------
Salaries, benefits and
   other employee-related costs					 1,688.7 		 1,612.8 		 4.7 %
Other operations expenses					 1,331.8 	 	 1,418.6 		(6.1)%
--------------------------------------------------------------------------------------------------------------------------------
Operations expense						 3,020.5 		 3,031.4 		(0.4)%
Restructuring and workforce reduction costs			    61.6 		    53.9 		14.3 %
--------------------------------------------------------------------------------------------------------------------------------
Total operating expenses					 3,082.1 		 3,085.3 		(0.1)%
================================================================================================================================
Total employees at end of period (1)			        24,228 		        22,888 		         5.9 %
--------------------------------------------------------------------------------------------------------------------------------

 (1) The number of employees in TELUS' international call centres was approximately
     4,890 on December 31, 2006 and 3,320 on December 31, 2005.

--------------------------------------------------------------------------------------------------------------------------------

Total operating expenses decreased by $3.2 million 2006, when compared with 2005. Operations expenses, excluding labour disruption impacts in 2005, increased by approximately $122 million due primarily to increased advertising and promotion activity and cost of sales for higher subscriber loadings for Internet services. Network support and maintenance activities increased due to the use of contractors in the first quarter, facilitating clearance of backlogs and freeing up TELUS staff to improve customer service. Quality-of-service metrics defined by the CRTC improved during 2006. Excluding employment at international call centres, the number of employees at December 31, 2006 decreased by approximately 230, when compared to one year earlier.

* Salaries, benefits and employee-related expenses increased by $75.9 million in 2006 when compared with 2005. The increase was mainly a result of lower net expenses recorded in 2005 because of the labour disruption that lasted from late July to late November.

* Other operations expenses decreased by $86.8 million in 2006 when compared with 2005, mainly due to the absence of labour disruption expenses in 2006. Labour disruption expenses in 2005 included third-party security and contractors. Aside from labour disruption impacts in 2005, other operations expenses increased when compared with 2005 due to: (i) advertising and promotions increases primarily for high-speed Internet offers and business advertising; (ii) increased product cost of sales consistent with increased high-speed Internet additions and business equipment sales (iii) increased expenses for outsourcing of non-core functions; (iv) increased facilities, transit and termination costs due to increased service demand and traffic volumes; and (v) increased network support and maintenance costs as a result of increased network elements to support new products and services and growth; net of (vi) reduced expenses for higher capitalization of labour associated with 2006 capital programs.

* Restructuring and work force reduction costs applicable to the wireline segment increased by $7.7 million in 2006, when compared with 2005.

Total expenses discussed above included non-ILEC expenses of $624.5 million and $610.4 million, respectively, in 2006 and 2005, an increase of 2.3%. Expense increases supporting the 4.0% growth in revenue included higher salaries, benefits and employee-related costs, and increased contract and consulting expenses, as well as higher facilities, transit and termination costs to support increased data and voice services. These increases were party offset by a lower cost of sales related to lower equipment sales revenue.

EBITDA and EBITDA margin - wireline segment	                              Years ended December 31
		                                                2006 		        2005 		        Change
--------------------------------------------------------------------------------------------------------------------------------
EBITDA ($ millions)		                                1,839.3 		1,852.3 		(0.7)%
EBITDA margin (%)		                                   37.4 		   37.5 		(0.1) pts
--------------------------------------------------------------------------------------------------------------------------------

Wireline segment EBITDA decreased by $13.0 million in 2006 when compared with 2005. The decrease was net of an $11.2 million improvement in non-ILEC EBITDA in 2006 when compared to 2005. Excluding labour disruption impacts, total wireline EBITDA decreased by approximately $146 million in 2006 when compared to 2005. The decrease was due mainly to increased competition for local services and continued long distance revenue erosion, as well as an increase in advertising, promotions and cost of sales. For the full year, the increased network support and maintenance costs, and increased restructuring charges contributed to reduce EBITDA.

5.5 Wireless segment results

Operating revenues - wireless segment	                                       Years ended December 31
($ millions)		                                        2006 		        2005 		        Change
--------------------------------------------------------------------------------------------------------------------------------
Network revenue		                                        3,605.5 		3,064.6 		17.6 %
Equipment revenue		                                  252.4 		  230.9 		 9.3 %
--------------------------------------------------------------------------------------------------------------------------------
External operating revenue		                        3,857.9 		3,295.5 		17.1 %
Intersegment revenue		                                   23.4 		   23.5 		(0.4)%
--------------------------------------------------------------------------------------------------------------------------------
Total operating revenue		                                3,881.3 		3,319.0 		16.9 %
--------------------------------------------------------------------------------------------------------------------------------

Key operating indicators - wireless segment

(000s)										 As at December 31
								2006 		        2005 		        Change
---------------------------------------------------------------------------------------------------------------------------------
Subscribers - postpaid						4,078.6 		3,666.8 		 11.2 %
Subscribers - prepaid						  977.3 		  853.9 		 14.5 %
---------------------------------------------------------------------------------------------------------------------------------
Subscribers - total(1) 						5,055.9 		4,520.7 		 11.8 %
Digital POPs(2) covered including
    roaming/resale (millions)(3)				   31.0 		   30.6 		  1.3 %

	                                                                      Years ended December 31
(000s)		                                                2006 		        2005 		        Change
---------------------------------------------------------------------------------------------------------------------------------
Subscriber gross additions - postpaid				  837.5 		  870.3 		 (3.8)%
Subscriber gross additions - prepaid				  455.5 		  408.7 	 	 11.5 %
---------------------------------------------------------------------------------------------------------------------------------
Subscriber gross additions - total				1,293.0 		1,279.0 		  1.1 %

Subscriber net additions - postpaid				  411.8 		  426.5 		 (3.4)%
Subscriber net additions - prepaid				  123.4 		  157.8 	        (21.8)%
---------------------------------------------------------------------------------------------------------------------------------
Subscriber net additions - total				  535.2 		  584.3 		 (8.4)%
Churn, per month (%)(4)(5)					    1.33 		    1.39 		(0.06) pts
COA(6) per gross subscriber addition ($)(4)			    412 		    386 		  6.7 %
ARPU ($)(4)							   63.46 		   61.51 		  3.2 %
Average minutes of use
per subscriber per month (MOU)		                           403 		            399 		  1.0 %
EBITDA to network revenue (%)		                           48.6 		   47.1 	          1.5 pts
Retention spend to network revenue (4) (%)	        	    6.7 		    6.0 	          0.7 pts
EBITDA ($ millions)		                                1,751.0 		1,443.0 		 21.3 %
EBITDA excluding COA ($ millions)(4)		                2,283.6 		1,937.3 		 17.9 %
=================================================================================================================================

pts - percentage points
(1) Subscribers are measured at the end of the reporting period based on information from billing systems.
(2) POPs is an abbreviation for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
(3) At December 31, 2006, TELUS' wireless PCS digital population coverage included expanded coverage of approximately 7.5 million PCS POPs due to roaming/resale agreements principally with Bell Canada.
(4) See Section 11.3 Definition of key operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.
(5) A change in business policy early in 2006, requiring postpaid customers to provide 30 days notice prior to deactivation, resulted in a one-time deferral of approximately 4,800 deactivations. Excluding this one-time positive impact, the churn rate was 1.34% in 2006.
(6) Cost of acquisition.

--------------------------------------------------------------------------------------------------------------------------------

Wireless segment revenues increased by $562.3 million in 2006 when compared with 2005, due to the following:

* Network revenue increased by $540.9 million in 2006, when compared to 2005, as a result of the 11.8% expansion of the subscriber base combined with increased average revenue per subscriber unit per month. ARPU increased by $1.95 in 2006, when compared to 2005, principally due to increased data usage and higher voice minutes of use per subscriber per month (MOU). ARPU has increased for four consecutive years.

    Data revenues in 2006 increased to 7.8% of Network revenue, or $279.9 million, as compared with 4.3% of Network revenue, or $130.6 million, in 2005 - reflecting a growth rate of 114.3%. Data ARPU increased by 88.8% to $4.89 in 2006 when compared with $2.59 in 2005. This growth was principally related to text messaging, PDA devices, mobile computing, Internet browser activities and pay-per-use downloads such as ringtones, music, games and videos.

    At December 31, 2006, postpaid subscribers represented 80.7% of the total cumulative subscriber base, remaining relatively stable from one year earlier. Postpaid subscriber net additions improved to 76.9% of all net additions when compared with 73.0% of all net additions for the same period in 2005.

    The blended churn rate in 2006 was 1.33% as compared with 1.39% in 2005. The postpaid monthly churn rate for 2006 was less than one per cent, an improvement from 2005, while the prepaid churn rate increased slightly in 2006 when compared with 2005. Total deactivations were 757,800 in 2006 as compared to 694,700 in 2005, which primarily reflects the growing subscriber base. The improved churn and favourable subscriber net addition mix reflect the continued focus on profitable subscriber growth and retention.

* Equipment sales, rental and service revenue increased by $21.5 million in 2006, when compared to 2005. The increase was due mainly to continued subscriber growth and increased retention activity. Gross subscriber additions were 1,293,000 in 2006 as compared with 1,279,000 in 2005. Handset revenues associated with gross subscriber activations are included in COA per gross subscriber addition, while handset revenues associated with retention efforts are included in the overall retention spend amount.

* Intersegment revenues represent services provided by the wireless segment to the wireline segment and are eliminated upon consolidation along with the associated expense in the wireline segment.




Operating expenses - wireless segment                                  	      Years ended December 31
($ millions, except employees)					2006 			2005 			Change
---------------------------------------------------------------------------------------------------------------------------------
Equipment sales expenses					  574.9 	  	  478.9 		20.0 %
Network operating expenses					  451.2 		  392.2 		15.0 %
Marketing expenses					 	  422.5 	 	  403.7 		 4.7 %
General and administration expenses				  675.5 		  601.2 		12.4 %
--------------------------------------------------------------------------------------------------------------------------------
Operations expense					        2,124.1 	        1,876.0 		13.2 %
Restructuring and workforce reduction costs			    6.2 		     -- 	         n.m.
--------------------------------------------------------------------------------------------------------------------------------
Total operating expenses					2,130.3 		1,876.0 		13.6 %
=================================================================================================================================
Total employees at end of period				7,727 		        6,931 		        11.5 %
--------------------------------------------------------------------------------------------------------------------------------

Wireless segment total operating expenses increased by $254.3 million in 2006, when compared with 2005, to promote, retain and support the 11.8% growth in the subscriber base and increase in Network revenue.

* Equipment sales expenses increased by $96.0 million in 2006, when compared to 2005, due principally to an increase in gross subscriber activations, higher handset costs related to product mix, and increased retention activity. Handset costs associated with gross subscriber activations are included in COA per gross subscriber addition. Handset costs related to retention efforts, ahead of the implementation of wireless number portability (WNP) in early 2007, are included in the overall retention spend amount.

* Network operating expenses increased by $59.0 million in 2006, when compared to 2005. The increase was principally due to higher roaming volumes combined with transmission and site-related expenses to support the greater number of cell sites, a larger subscriber base, third-party data content providers, and improved network quality and coverage. Moreover, network operating expenses in 2005 included competitive digital network services discounts arising from CRTC Decision 2005-6 as well as a $5.3 million credit related to years 2003 to 2005, which reflected the December 6, 2005 Federal Court ruling that TELUS should not be required to include wireless revenues in the calculation of telecommunications fees payable to the CRTC.

* Marketing expenses increased by $18.8 million in 2006 when compared with 2005. COA per gross subscriber addition increased by $26 in 2006 when compared with 2005, principally due to higher subsidies on certain popular handsets driven by competitive activity, increased dealer compensation costs related to the higher gross subscriber additions, and higher advertising and promotion spending related to new product launches. In 2006, lifetime revenue per subscriber increased by $346 to $4,771. COA as a percentage of lifetime revenue was 8.6% in 2006, representing a record low for TELUS and reflecting continued execution of its profitable growth strategy.

* General and administration expenses increased by $74.3 million in 2006, when compared to 2005, due principally to the increase in employees to support the significant growth in the subscriber base and continued expansion of the client care team and Company-owned retail stores. Moreover, occupancy and client-related costs were higher as well as bad debts expense related to increased write-offs.

* Restructuring and workforce reduction costs were related to staff reductions associated with the integration of the wireline and wireless operations.



EBITDA and EBITDA margin -
wireless segment 	                                                       Years ended December 31
								2006 			2005 			Change
--------------------------------------------------------------------------------------------------------------------------------
EBITDA ($ millions)		                                1,751.0 		1,443.0 		21.3 %
EBITDA margin (%)		                                   45.1 		43.5 		         1.6 pts
--------------------------------------------------------------------------------------------------------------------------------

Wireless segment EBITDA increased by $308.0 million in 2006, when compared to 2005, as a result of the strong revenue growth, partially offset by higher COA per gross subscriber addition, increased retention investment ahead of the implementation of wireless number portability in 2007 and increased operations expense to support growth. The EBITDA margin, when calculated as a percentage of Network revenue, was a TELUS record at 48.6% in 2006 (47.1% in 2005).

6. Financial condition

The following are the significant changes in the Consolidated balance sheets in the year ended December 31, 2006.

		                   Dec. 31,    Dec. 31,	   Change     % Change 	  Explanation of the change in balance
($ millions)		            2006 	2005
--------------------------------------------------------------------------------------------------------------------------------
Current Assets				                                          The balance of cash and temporary investments
  Cash and temporary                   (11.5) 	     8.6      (20.1)	  n.m.    at December 31, 2006 represents net cheques in
  investments, net                                                                circulation and overdrafts after deduction of
  		        	                                                  cash balances. See Section 7: Liquidity and
                                                                                  capital resources
  Short-term investments	       110.2 	      --       110.2   	  n.m. 	  Investments of surplus cash
  Accounts receivable		       707.2 	   610.3       96.9 	 15.9 %	  Primarily growth in the wireless business and
                                                                                  accrued inducements for renegotiated leases
  Income and other taxes                95.4 	   103.7       (8.3) 	 (8.0)%	  Refunds of $127 million including interest we
  receivable		                                                          received, net of an increase for recent
                                                                                  reassessments and investment tax credit
                                                                                  accruals
  Inventories		               196.4 	   138.8       57.6 	 41.5 %	  An increase in wireless handset inventories due
                                                                                  to the introduction of several new handsets and
                                                                                  lower than anticipated gross subscriber
                                                                                  additions in the fourth quarter
  Prepaid expenses and other 	       195.3 	   154.7       40.6 	 26.2 %	  Includes the deferred loss on termination
                                                                                  and replacement of cross currency interest
                                                                                  rate swaps, prepaid licences and insurance
  Deferred hedging asset	        40.4 	      --        40.4 	  n.m. 	  New hedges entered into for 2007 U.S. dollar
                                                                                  Notes had favourable exchange rates compared
                                                                                  to the rate at the balance sheet date. See Note
                                                                                  17(b) of the Consolidated financial statements
  Current portion of future               -- 	   226.4     (226.4)   (100.0)%   Refer to current liabilities section below
  income taxes
--------------------------------------------------------------------------------------------------------------------------------
Current Liabilities		     1,363.6 	 1,393.7      (30.1)	 (2.2)%   Primarily reduced payroll and employee-related
  Accounts payable and                                                            liabilities
  accrued liabilities
  Income and other taxes payable	10.3 	      --        10.3 	  n.m. 	  Provincial capital taxes and foreign income
                                                                                  taxes payable over the next 12 months
  Restructuring and workforce           53.1 	    57.1       (4.0)     (7.0)%   Payments under previous and current programs
  reduction accounts payable                                                      andexceeded new obligations
  accrued liabilities
  Advance billings and customer        606.3 	   571.8       34.5 	  6.0% 	  Increased billings, price cap deferred revenue
  deposits                                                                        and activation and connection fees
  Current maturities of long-term    1,434.4 	    5.0     1,429.4       n.m.    Includes $70 million of 7.1% TCI medium-term
  debt		                     	                                          Notes maturing in February 2007 and $1,359
                                                                                  million of 7.5% TELUS Corporation U.S. dollar
                                                                                  Notes due June 2007
  Current portion of deferred          165.8 	     -- 	      165.8       n.m.    Reclassified from long-term liabilities for
  hedging liability		       		      	                          2007 U.S. dollar Notes
  Current portion of future             93.2 	     -- 	       93.2  	  n.m.    The tax effect of differences between the
  income taxes		                	                                  accounting and tax basis of working capital,
                                                                                  net of losses available for deduction within
                                                                                  the next 12 months
--------------------------------------------------------------------------------------------------------------------------------
Working capital (1)		   (2,393.3)	 (785.1)   (1,608.2)	  n.m. 	  Includes an increase in the current portions
                                                                                  of long-term debt - see Section 9.3 Financing
                                                                                  plan for 2007
--------------------------------------------------------------------------------------------------------------------------------

(1) Current assets subtracting Current liabilities - an indicator of the ability to finance current operations and meet obligations as they fall due.

-------------------------------------------------------------------------------------------------------------------------------


Table continued from the previous page.
--------------------------------------------------------------------------------------------------------------------------------
		                    Dec. 31,	Dec. 31,   Change     Change 	  Explanation of the change in balance
($ millions)		            2006 	2005
--------------------------------------------------------------------------------------------------------------------------------
Capital Assets, Net		    10,982.1 	10,941.5       40.6       0.4 %   See Sections 5.3 Consolidated results from
                                                                                  operations - Depreciation and amortization and
                                                                                  7.2 Cash used by investing activities - Capital
                                                                                  expenditures
--------------------------------------------------------------------------------------------------------------------------------
Other Assets
  Deferred charges		       976.5 	   850.2      126.3 	 14.9 %	  Primarily pension plan contributions in excess
                                                                                  of charges to income
  Investments		                35.2 	    31.2 	4.0 	 12.8 %	  New investments net of divestitures
  Goodwill		             3,169.5 	 3,156.9       12.6 	  0.4 %	  The acquisition of FSC Internet Corp. and an
                                                                                  increase in economic interest in Ambergris
                                                                                  (international call centre operations) to 97.4%
                                                                                  partly offset by a reclassification of goodwill
                                                                                  to a reduction of the current future income tax
                                                                                  liability for a change in estimate of available
                                                                                  tax losses for prior years
--------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt		             3,493.7 	 4,639.9   (1,146.2)    (24.7)%	  Primarily a reclassification to current
                                                                                  maturities of TCI medium-term Notes maturing in
                                                                                  February 2007 and TELUS Corporation U.S. dollar
                                                                                  Notes due June 2007, partly offset by the public
                                                                                  issue in May 2006 of $300 million 5.00%, Series
                                                                                  CB Notes
--------------------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities	     1,257.3 	 1,635.3     (378.0)	(23.1)%	  Primarily a reduction in the deferred hedging
                                                                                  liability through:
                                                                                  * Replacement of previous cross currency
                                                                                    interest rate swap agreements associated with
                                                                                    2007 (U.S. dollar) Notes with a like amount
                                                                                    of new cross currency interest rate swap
                                                                                    agreements, which have a lower effective
                                                                                    fixed interest rate and a lower effective
                                                                                    fixed exchange rate. See Note 17(b) of the
                                                                                    Consolidated financial statements; and
                                                                                  * Reclassification of $165.8 million to current
                                                                                    liabilities;
                                                                                  partly offset by deferred lease inducements
                                                                                  from renegotiated building leases
--------------------------------------------------------------------------------------------------------------------------------
Future Income Taxes	  	     1,067.3 	 1,023.9       43.4       4.2 %	  An increase in temporary differences for long-
                                                                                  term assets and liabilities net of a
                                                                                  revaluation of liabilities at lower enacted
                                                                                  future income tax rates
---------------------------------------------------------------------------------------------------------------------------------
Non-Controlling Interests	        23.6 	    25.6       (2.0)	 (7.8)%	  --
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
Common equity		             6,928.1 	 6,870.0       58.1 	  0.8 %	  Increased primarily from:
                                                                                  * Net income in 2006 of $1,122.5 million; and
                                                                                  * An increase of $118.5 million in Common Share
                                                                                    and Non-Voting Share capital for the exercise
                                                                                    of options;
                                                                                  partly offset by:
                                                                                  * Normal course issuer bid expenditures of
                                                                                    $800.2 million; and
                                                                                  * Dividends of $411.7 million
--------------------------------------------------------------------------------------------------------------------------------

7. Liquidity and capital resources

7.1 Cash provided by operating activities


--------------------------------------------------------------------------------------------------------------------------------
($ millions)	                                                              Years ended December 31
								2006 			2005 			Change
--------------------------------------------------------------------------------------------------------------------------------
								2,803.7 		2,914.6 		(3.8)%
--------------------------------------------------------------------------------------------------------------------------------

Cash provided by operating activities decreased by $110.9 million in 2006, when compared with 2005. The decrease was primarily due to the following:

* Proceeds from securitized accounts receivable were unchanged in 2006 compared with an increase of $350 million in 2005;

*   Short-term investments increased by $110.2 million;

* Employer contributions to employee defined benefits plans were $123.3 million in 2006, an increase of $4.5 million, when compared with 2005. The best estimate of fiscal 2007 employer contributions to the Company's defined benefit pension plans is approximately $111 million;

* Interest received decreased by $23.1 million in 2006, when compared to 2005, due primarily to lower cash balances in 2006; and

*   Other changes in non-cash working capital.

The above decreases were partly offset by the following:

* EBITDA increased by $295.0 million in 2006 when compared to 2005, as described in Section 5: Results from operations;

* Income taxes received net of installment payments increased by $28.8 million in 2006, when compared to 2005, due mainly to collection of income taxes receivable during 2006; and

* Interest paid decreased by $122.2 million in 2006, when compared to 2005. The decrease was due mainly to the early redemption of notes on December 1, 2005. Interest paid in 2006 included a $31.2 million payment in respect of the termination of cross currency interest rate swaps, as well as a partial payment of previously accrued interest in respect of a court decision in a lawsuit over a BC TEL bond redemption matter dating back to 1997.

    [graphs - cash provided by operating activities; cash used by investing activities]

7.2 Cash used by investing activities

--------------------------------------------------------------------------------------------------------------------------------
($ millions)	                                                              Years ended December 31
                                                                2006 			2005	 		Change
---------------------------------------------------------------------------------------------------------------------------------
								1,675.2 		1,355.2 		23.6 %
--------------------------------------------------------------------------------------------------------------------------------

Cash used by investing activities increased by $320.0 million in 2006, when compared with 2005, due primarily to greater capital expenditures. Funds used for small acquisitions increased $19.6 million in 2006, when compared with 2005. Assets under construction increased to $725.4 million at December 31, 2006, compared with $516.4 million at December 31, 2005, due to capitalized costs related to development of a new wireline billing system as well as in-progress costs for TELUS TV and network enhancement.

--------------------------------------------------------------------------------------------------------------------------------
Capital expenditures	                                                     Years ended December 31

($ in millions, except capital expenditure intensity)		2006 		        2005 		        Change
--------------------------------------------------------------------------------------------------------------------------------
Wireline segment		                                1,191.0 		914.2 		        30.3 %
Wireless segment		                                  427.4 		404.8 		         5.6 %
--------------------------------------------------------------------------------------------------------------------------------
TELUS consolidated		                                1,618.4 	      1,319.0 		        22.7 %
--------------------------------------------------------------------------------------------------------------------------------
Capital expenditure intensity(1) (%)		                   18.6 		 16.2 		         2.4 pts
--------------------------------------------------------------------------------------------------------------------------------

(1) Capital expenditure intensity is measured by dividing capital expenditures by operating revenues.
    This measure provides a method of comparing the level of capital expenditures to other companies of varying size within the same industry.

TELUS' EBITDA less capital expenditures (see Section 11.1 EBITDA for the calculation) decreased by 0.2% to $1.97 billion as growth in EBITDA largely offset increased capital expenditures.

* Wireline segment capital expenditures increased by $276.8 million in 2006, when compared to 2005, due primarily to increased ILEC expenditures, which increased by approximately $272 million to $1,071 million in 2006. The increased ILEC spending was directed primarily to investments in the broadband networks in B.C., Alberta and Quebec, network access growth to serve strong housing growth in B.C. and Alberta, TELUS TV and service development. To a lesser extent, there was a deferral of activity from 2005 to 2006 due to the 2005 labour disruption. The remaining increases supported non-incumbent operations.

    The wireline segment capital expenditure intensity ratio was 24.2% in 2006, compared with 18.5% in 2005. This increase was caused by reduced capital expenditures during the 2005 labour disruption as well as higher planned expenditures levels in 2006. For these reasons, wireline cash flow (EBITDA less capital expenditures) decreased by approximately 31% to $648.3 million in 2006, when compared to 2005.

* Wireless segment capital expenditures increased by $22.6 million in 2006, when compared with 2005, due principally to strategic investments in next generation EVDO-capable higher-speed wireless network technology and continued enhancement of digital wireless capacity and coverage. Capital expenditure intensity for the wireless segment was 11.0% in 2006, as compared with 12.2% in 2005. Wireless cash flow (EBITDA less capital expenditures) set a TELUS full year record at $1,323.6 million, an increase of 27.5% from 2005.

7.3 Cash used by financing activities

--------------------------------------------------------------------------------------------------------------------------------
($ millions)	                                                             Years ended December 31
								2006 		        2005 		        Change
--------------------------------------------------------------------------------------------------------------------------------
								1,148.6 		2,447.3 		(53.1)%
--------------------------------------------------------------------------------------------------------------------------------


Cash used by financing activities decreased by $1,298.7 million in 2006, when compared with 2005. Financing activities included:

*   Proceeds from Common Shares and Non-Voting Shares issued were
    $104.5 million in 2006, a decrease of $114.9 million when compared to 2005. The decrease was due mainly to a smaller number of options being exercised in 2006 and implementation of the net equity settlement feature on May 1, 2006.

* Cash dividends paid to shareholders were $411.7 million in 2006, an increase of $99.5 million when compared with 2005. The increase was due to the higher quarterly dividend paid per share, partly offset by lower average shares outstanding.

* Consistent with its intent to return surplus cash to shareholders, the Company renewed its NCIB program, which has been in place since December 2004. The renewed program (Program 3) came into effect on December 20, 2006 and is set to expire on December 19, 2007. The maximum number of shares that may be purchased under Program 3 is 12 million Common Shares and 12 million Non-Voting Shares. The shares are purchased on the Toronto Stock Exchange (TSX) and all repurchased shares will be cancelled. Investors may obtain a copy of the notice filed with the TSX without charge by contacting TELUS Investor Relations.

    The Company repurchased 73% of the maximum shares allowed under the program that ended December 19, 2006 (Program 2) and 85% of the maximum shares allowed under the program that ended December 19, 2005 (Program
    1).



Normal course issuer bid programs
--------------------------------------------------------------------------------------------------------------------------------
	                                       Shares repurchased		     Purchase cost ($ millions)
--------------------------------------------------------------------------------------------------------------------------------
By fiscal year and program
                                                                                    Charged to       Charged to
                                      Common	    Non-Voting                     Share capital   Retained earnings
                                      Shares          Shares           Total            (1)             (2)            Paid
--------------------------------------------------------------------------------------------------------------------------------
2004
Program 1 beginning Dec. 20		   755,711       1,451,400	 2,207,111	 39.4 	           38.6 	   78.0
--------------------------------------------------------------------------------------------------------------------------------
2005
Program 1 ending Dec. 19	         9,503,300	10,048,600	19,551,900	330.1 	          504.5           834.6
Program 2 beginning Dec. 20	           634,469	   607,700	 1,242,169	 20.9 	           36.6 	   57.5
--------------------------------------------------------------------------------------------------------------------------------
		                        10,137,769	10,656,300	20,794,069	351.0 	          541.1 	  892.1
---------------------------------------------------------------------------------------------------------------------------------
2006
Program 2 ending Dec. 19		 5,490,600	10,701,400	16,192,000	297.6 	          492.8 	  790.4
Program 3 beginning Dec. 20		        --	186,723	           186,723	  4.0 	            5.8 	    9.8
---------------------------------------------------------------------------------------------------------------------------------
		                         5,490,600	10,888,123	16,378,723	301.6 	          498.6    	  800.2
---------------------------------------------------------------------------------------------------------------------------------
Totals
Program 1		                10,259,011	11,500,000	21,759,011	369.5 	          543.1 	  912.6
Program 2		                 6,125,069	11,309,100	17,434,169	318.5 	          529.4 	  847.9
Program 3		                        --          186,723	   186,723	  4.0 	            5.8 	    9.8
---------------------------------------------------------------------------------------------------------------------------------
Cumulative		                16,384,080	22,995,823	39,379,903	692.0 	        1,078.3         1,770.3
=================================================================================================================================

(1) Represents the book value of shares repurchased.
(2) Represents the cost in excess of the book value of shares repurchased.

* Long-term debt issues in 2006 included the May 2006 public issue of $300 million 5.00%, Series CB Notes at a price of $998.80 per $1,000.00 of principal, which mature in 2013. See Note 17(b) of the Consolidated financial statements. The net proceeds of the offering were used to terminate cross currency swap agreements. The remaining debt issues in 2006 were mainly periodic draws on the TELUS Corporation credit facilities, which were offset by periodic repayments of the credit facilities. On December 1, 2005, $1.578 billion of Canadian dollar Notes were redeemed early. On a net basis, the amount drawn from credit facilities at December 31, 2006 decreased by $21 million since
    December 31, 2005.

* A partial payment of $309.4 million of the deferred hedging liability was completed in the second quarter of 2006. In contemplation of the planned refinancing of the 2007 U.S. dollar Notes, in May 2006, the Company replaced approximately 63% of the notional value of the existing cross currency interest rate swap agreements with a like amount of new cross currency interest rate swap agreements, which have a lower effective fixed interest rate and a lower effective fixed exchange rate. This replacement happened concurrent with the issuance of the 2013 Canadian dollar Notes; the two transactions had the composite effect of deferring, from June 2007 to June 2013, the payment of $300 million, representing a portion of the amount that would have been due either under the cross currency interest rate swap agreements or to the 2007 U.S. dollar Note holders (to whom the amounts would ultimately have been paid would depend upon changes in interest and foreign exchange rates over the period to maturity of the underlying debt).

    [graphs - debt reduction, net; cash returned to shareholders]

7.4 Liquidity and capital resource measures

As at, or years ended, December 31				2006 			2005 			Change
--------------------------------------------------------------------------------------------------------------------------------
COMPONENTS OF DEBT AND COVERAGE RATIOS (1)
 ($ millions)
Net debt (including securitized accounts receivables)		 6,278.1 		 6,294.4 		(16.3)
Total capitalization - book value		                13,229.8 		13,190.0 		 39.8

EBITDA excluding restructuring and workforce
 reduction costs	                                         3,658.1 		 3,349.2 		 308.9
Net interest cost		                                   504.7 		   623.1 		(118.4)

DEBT RATIOS
Fixed-rate debt as a proportion of total
 indebtedness (%)		                                    90.6 		    89.8 		   0.8 pts
Average term to maturity of debt (years)		             4.5 		     5.4 		  (0.9)

Net debt to total capitalization (%) (1)	  	            47.5 		    47.7 		  (0.2) pts
Net debt to EBITDA (1) (3)		                             1.7 		     1.9 		  (0.2)

COVERAGE OF RATIOS (1)
Interest coverage on long-term debt		                     3.9 		     2.5 		   1.4
EBITDA (3) interest coverage		                             7.2 		     5.4 		   1.8

OTHER MEASUIRES
Free cash flow ($ millions) (2)		                        1,600.4 	         1,465.5 		 134.9
Dividend payout ratio (%) (1)		                           46 			    56 			 (10) pts

--------------------------------------------------------------------------------------------------------------------------------

(1) See Section 11.4 Definition of liquidity and capital resource measures.
(2) See Section 11.2 Free cash flow.
(3) EBITDA excluding restructuring.

--------------------------------------------------------------------------------------------------------------------------------

TELUS revised the definition of net debt to include securitized accounts receivable to be more consistent with the practice of credit rating agencies. Total capitalization increased from higher common equity (mainly increased retained earnings net of lower share capital). The net debt to EBITDA ratio measured at December 31, 2006 improved primarily as a result of higher EBITDA. The average term to maturity of debt is now less than five years as more debt was redeemed than issued over the course of 2005 and 2006. See Section 9.3 Financing plan for 2007.

Interest coverage on long-term debt improved by 0.9 because of lower interest expense, and improved by 0.5 because of increased income before taxes and interest expense. The EBITDA interest coverage ratio improved by 1.3 due to lower net interest cost and improved by 0.5 due to higher EBITDA (excluding restructuring). The free cash flow measure improved for the year ended December 31, 2006 primarily because increased EBITDA and lower interest paid were partly offset by increased capital expenditures. The dividend payout ratio for December 31, 2006 was near the low end of the target guideline of 45 to 55% for sustainable net earnings due mainly to the inclusion in actual earnings of positive impacts from 2006 tax rate changes and tax recoveries. The dividend payout ratio was about 54% when calculated excluding these 2006 income tax items. The dividend payout ratio for December 31, 2005 was higher than the target guideline due primarily to the inclusion in actual earnings of after-tax labour disruption expenses.

During 2006, the Company's strategy, which was unchanged from 2005, was to maintain the liquidity measures set out below. The Company believes that these liquidity measure targets are currently at the optimal level and provide access to capital at a reasonable cost by maintaining credit ratings in the range of BBB+ to A-, or the equivalent.

Long-term guidelines for certain of TELUS' liquidity measures as defined in
Section 11.4 Definition of liquidity and capital resource measures are:

*   Net debt to total capitalization of 45 to 50%;

*   Net debt to EBITDA of 1.5 to 2.0 times; and

*   Dividend payout ratio of 45 to 55% of sustainable net earnings.

    [graphs - net debt to total capitalization; net debt to EBITDA]

7.5 Credit facilities

TELUS had available liquidity from unutilized credit facilities of more than $1.4 billion at December 31, 2006.


Credit facilities                                                                                          Outstanding
At December 31, 2006                                                                                     undrawn letters
($ in millions)					   Expiry	        Size	           Drawn	    of credit
---------------------------------------------------------------------------------------------------------------------------------
Five-year revolving facility (1)		    May 4, 2010		  800.0		        --	 	    --
Three-year revolving facility (1)		    May 7, 2008		  800.0		    120.0		100.1
Other bank facilities		                             --		   74.0		      1.2		  2.6
---------------------------------------------------------------------------------------------------------------------------------
Total		                                             --		1,674.0		    121.2		102.7

=================================================================================================================================

(1) Canadian dollars or U.S. dollar equivalent.

---------------------------------------------------------------------------------------------------------------------------------

TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 1.7:1 at December 31, 2006) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2.0:1 (approximately 7.4:1 at December 31, 2006) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes. Continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

TELUS has received commitments from a syndicate of 18 financial institutions that are expected to result in a new $2 billion credit facility being established, subject to completion of documentation and normal conditions precedent. This new facility would replace the $1.6 billion of existing credit facilities. The new credit facility is expected to have more favourable terms and mature in 2012. The use of proceeds is for general corporate purposes, and proceeds may be used to back up commercial paper issuance.

7.6 Accounts receivable sale

On July 26, 2002, TCI, a wholly owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, March 1, 2006, and November 30, 2006, with an arm's-length securitization trust under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This revolving-period securitization agreement had an initial term ending July 18, 2007; the November 30, 2006 amendment resulted in the term being extended to July 18, 2008.

TCI is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service Limited (DBRS) or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of February 14, 2007. The balance of proceeds from securitized receivables varied between $325 million and $535 million during 2006, closing at $500 million on December 31, 2006. Balances in 2005 were
$150 million from January 1 to November 29 (the minimum necessary to keep this program active), and $500 million for the rest of the year.

7.7 Credit ratings

As of February 14, 2007 TELUS and TCI investment grade credit ratings were unchanged from those reported in TELUS' 2005 annual Management's discussion and analysis in Section 7.7. However, in November 2006, Moody's Investors Service affirmed its rating of Baa2 and placed TELUS under review for possible upgrade. TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining and improving investment grade credit ratings in the range of BBB+ to A- or the equivalent.



Credit rating summary				    DBRS(1)	        S&P(1)	            Moody's(2)	        Fitch(1)
---------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation
  Senior bank debt				    --	               --	            --	                BBB+
  Notes                                	            BBB (high)	       BBB+	       	    Baa2	        BBB+

TELUS Communications Inc.
  Debentures	                                    A (low)	       BBB+	            --	                BBB+
  Medium-term Notes	                            A (low)	       BBB+	            --	                BBB+
  First mortgage bonds	                            A (low)	       A-	            --	                --
---------------------------------------------------------------------------------------------------------------------------------

(1) Outlook or trend stable.
(2) Under review for possible upgrade.

---------------------------------------------------------------------------------------------------------------------------------

7.8 Off-balance sheet arrangements, commitments and contingent liabilities

Financial instruments (Note 5 of the Consolidated financial statements)

The Company's financial instruments consist of cash and temporary investments, accounts receivable, investments accounted for using the cost method, accounts payable, restructuring and workforce reduction accounts payable, short-term obligations, long-term debt, interest rate swap agreements, share-based compensation cost hedges and foreign exchange hedges.

The Company uses various financial instruments, the fair values of some of which are not reflected on the balance sheets, to reduce or eliminate exposure to interest rate and foreign currency risks and to reduce or eliminate exposure to increases in the compensation cost arising from specified grants of restricted stock units and cash settled options; effective January 1, 2007, the fair values of all such financial instruments will be reflected on the balance sheets. These instruments are accounted for on the same basis as the underlying exposure being hedged. The majority of the notional value of these instruments was added during 2001 and pertains to TELUS' U.S. dollar borrowing. During the second quarter of 2006, the Company terminated a number of cross currency interest rate swap agreements and entered into new cross currency interest rate swap agreements in respect of the Company's U.S. dollar Notes maturing in June 2007.

Use of these instruments is subject to a policy, which requires that no derivative transaction be entered into for the purpose of establishing a speculative or a levered position, and sets criteria for the creditworthiness of the transaction counterparties.

    Price risk

Interest rates: the Company is exposed to interest rate risk arising from fluctuations in interest rates on its temporary investments, short-term obligations and long-term debt. In contemplation of the planned refinancing of the debt maturing June 1, 2007, the Company has entered into forward starting interest rate swap agreements that, as at December 31, 2006, have the effect of fixing the underlying interest rate on up to $500 million of replacement debt. Hedge accounting has been applied to these forward starting interest rate swap agreements.

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

As at December 31, 2006, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rates on U.S. $13 million of fiscal 2007 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the wireless segment.

Other: the Company is exposed to a market risk with respect to its short-term investments in that the fair value will fluctuate because of changes in market prices.

    Credit risk

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

Credit risk associated with accounts receivable is minimized by the Company's large customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains provisions for potential credit losses, and any such losses to date have been within management's expectations.

Counterparties to the Company's interest rate swap agreements, foreign exchange hedges and share-based compensation cost hedges are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties' credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedges due to its credit rating and those of its counterparties. While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote; if all counterparties were not to perform, the pre-tax effect would be limited to the value of any deferred hedging assets.

    Fair value

The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring and workforce reduction accounts payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company's investments accounted for using the cost method would not exceed their fair values.

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


As at December 31			                                    2006		                     2005
--------------------------------------------------------------------------------------------------------------------------------
($ millions)	                               Hedging
                                                item
                                               maximum
	                                       maturity        Carrying 	               Carrying
                                                 date           amount	     Fair value         amount	      Fair value
--------------------------------------------------------------------------------------------------------------------------------
Liabilities
  Long-term debt
  Principal				                         4,928.1         5,535.9         4,644.9 	 5,371.6
  Derivatives(1)(2) used to manage interest
   rate and currency risks associated with
   U.S. dollar denominated debt
   - Deferred hedging asset				          (40.4)			      --
   - Deferred hedging liability
     - Current				                          165.8 			      --
     - Non-current				                  710.3 			 1,154.3
---------------------------------------------------------------------------------------------------------------------------------
				                                  835.7 			 1,154.3
   - Interest payable				                    6.3 			     9.7
---------------------------------------------------------------------------------------------------------------------------------
   Net	                                         June 2011        842.0 	 1,090.6 	 1,164.0 	 1,470.5
  Derivatives(1)(2) used to manage
   interest rate risk associated with
   planned refinancing of debt maturing
   June 1, 2007	                                 June 2007  	     -- 	     6.5 	      -- 	      --

---------------------------------------------------------------------------------------------------------------------------------
				                                5,770.1 	 6,633.0 	5,808.9 	 6,842.1
=================================================================================================================================

(1) Notional amount of all derivative financial instruments outstanding is $5,138.6 (2005 - $4,904.8).
(2) Designated as cash flow hedging items.


    Commitments and contingent liabilities (Note 19 of the Consolidated financial statements)

The Company has a $53.1 million liability recorded for outstanding commitments under its restructuring programs as at December 31, 2006. In addition, the Company disclosed in its targets for 2007 that it expected to record approximately $50 million of restructuring and employee reduction costs in 2007. See Forward-looking statements at the beginning of Management's discussion and analysis.

    Price cap deferral accounts

On May 30, 2002, and on July 31, 2002, the CRTC issued Decisions 2002-34 and 2002-43, respectively, and introduced the concept of a deferral account. The Company must make significant estimates and assumptions in respect of the deferral accounts given the complexity and interpretation required of Decisions 2002-34 and 2002-43. Accordingly, the Company estimates, and records, an aggregate liability of $164.8 million as at December 31, 2006 (2005 - $158.7 million), to the extent that activities it has undertaken, other qualifying events and realized rate reductions for Competitor Services do not extinguish it; management is required to make estimates and assumptions in respect of the offsetting nature of these items. If the CRTC, upon its periodic review of the Company's deferral account, disagrees with management's estimates and assumptions, the CRTC may adjust the deferral account balance and such adjustment may be material. Ultimately, this process results in the CRTC determining if, and when, the deferral account liability is settled.

On March 24, 2004, the CRTC issued Telecom Public Notice CRTC 2004-1 Review and disposition of the deferral accounts for the second price cap period, which initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the incumbent local exchange carriers' deferral accounts during the first two years of the second price cap period.

On February 16, 2006, the CRTC issued Decision CRTC 2006-9, Disposition of funds in the deferral account. In its decision, the CRTC determined that the majority of the accumulated liability within the respective ILEC's deferral account was to be made available for initiatives to expand broadband services within their ILEC operating territories to rural and remote communities where service is currently not available. In addition, a minimum of 5% of the accumulated deferral account balance must be used for initiatives that enhance accessibility to telecommunications services for individuals with disabilities. To the extent that the deferral account balance exceeds the approved initiatives, the remaining balance will be distributed in the form of a one-time rebate to local residential service customers in non-high cost serving areas. Finally, the CRTC indicated that, subsequent to May 31, 2006, no additional amounts are to be added to the deferral account and, instead, are to be dealt with via prospective rate reductions.

In September 2006, the Federal Court of Appeal granted the Consumers Association of Canada and the National Anti-Poverty Organization leave to appeal CRTC Telecom Decision 2006-9. These consumer groups are expected to file their appeal over the coming months asking the Court to direct rebates to local telephone subscribers, rather than have the accumulated deferral account funds used for purposes determined by the CRTC, as noted above. Bell Canada was also granted leave to appeal Decision 2006-9 on the grounds that the CRTC exceeded its jurisdiction to the extent it approves rebates from the deferral account. These matters are expected to be heard in 2007. In the event that Bell Canada is successful in its appeal, the Company may realize additional revenue equal to the amount of the deferral account that would otherwise have been rebated by the CRTC. Should the consumer groups be successful in their appeals, the Company may be required to remit a one-time refund of an amount up to, but not exceeding, the aggregate liability of approximately $165 million in individually small amounts to its entire local residential subscriber base. As the deferral account balance was fully provided for in previous financial statements, the potential refund will not impact the Company's subsequent income from operations. In addition, subject to the potential outcome of this leave to appeal, the Company may need to re-address its intent to extend broadband services to uneconomic remote and rural communities. The Company supports Decision 2006-9 and its designated uses of the deferral account in order to extend high-speed broadband Internet service to rural and remote communities and improve telecommunications services for people with disabilities.

Due to the Company's use of the liability method of accounting for the deferral account, CRTC Decision 2005-6, as it relates to the Company's provision of Competitor Digital Network services, is not expected to affect the Company's consolidated revenues. Specifically, to the extent that CRTC Decision 2005-6 requires the Company to provide discounts on Competitor Digital Network services, through May 31, 2006, the Company drew down the deferral account by an offsetting amount; subsequent to May 31, 2006, the income statement effects did not change and the Company no longer needed to account for these amounts through the deferral account. For the year ended December 31, 2006, the Company drew down the deferral account by $19.9 million (2005 - $50.5 million) in respect of discounts on Competitor Digital Network services.

On November 30, 2006, the CRTC issued Telecom Public Notice CRTC 2006-15, Review of proposals to dispose of the funds accumulated in the deferral accounts, which initiated a public proceeding to consider the proposals submitted by the incumbent local exchange carriers to dispose of the funds accumulated in their respective deferral accounts. The Company expects the CRTC to render its decision in this matter in the latter part of 2007.

    Contractual obligations

The Company's known contractual obligations at December 31, 2006, are quantified in the following table. Interest obligations are not included in the table.


--------------------------------------------------------------------------------------------------------------------------------
                          Long-term debt maturities
                         -------------------------------
		           All except                     Other long-term    Operating        Purchase
($ millions)	         capital leases   Capital leases    liabilities	      leases	     obligations	 Total
--------------------------------------------------------------------------------------------------------------------------------
2007	                     1,555.0 	      4.0 	        18.0 		 197.6 		 506.6 		  2,281.2
2008		               122.2 	      2.6 	        23.1 		 184.9 		 127.2 		    460.0
2009		                 0.7 	      0.8 	        28.2 		 198.3 		  73.7 	  	    301.7
2010		                80.0 	      1.7 	        17.6 	 	 185.5 		  30.8 		    315.6
2011	          	     2,950.5 	      0.1 	        17.7 		 168.3 		  11.5 		  3,148.1
Thereafter		     1,049.0 	       -- 	       150.7 	       1,202.6 	          33.8 		  2,436.1
---------------------------------------------------------------------------------------------------------------------------------
Total		             5,757.4 	      9.2 	       255.3 	       2,137.2 	         783.6 		  8,942.7
=================================================================================================================================

    Guarantees

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

In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations ranges in duration and often is not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the new owner's increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company's proportionate share would be 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action that would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred. As at December 31, 2006, the Company has no liability recorded in respect of indemnification obligations.

    Claims and lawsuits

A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position, other than as disclosed in Note 19(e) of the Consolidated financial statements and Section 10.9 Litigation and legal matters.

7.9 Outstanding share information

The following is a summary of the outstanding shares for each class of equity at December 31, 2006 and at January 31, 2007. In addition, for January 31, 2007 the total number of outstanding and issuable shares is presented assuming full conversion of options including those shares held in reserve, but not yet issued.

--------------------------------------------------------------------------------------------------------------------------------
Outstanding shares
(millions of shares)
---------------------------------------------------------------------------------------------------------------------------------
                                                               Common                 Non-Voting                Total
                                                               Shares                  Shares 	               shares
--------------------------------------------------------------------------------------------------------------------------------
Common equity
  Outstanding shares at December 31, 2006 and
  January 31, 2007		                                178.7		        159.2		        337.9 (1)

Options outstanding and issuable(2) at January 31, 2007		  0.8		         18.2		         19.0
---------------------------------------------------------------------------------------------------------------------------------
                                                         	179.5		        177.4		        356.9
=================================================================================================================================

(1) For the purposes of calculating diluted earnings per share, the number of shares was 347.4 for the year ended December 31, 2006.
(2) Assuming full conversion and ignoring exercise prices.

--------------------------------------------------------------------------------------------------------------------------------

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

* All critical accounting estimates are uncertain at the time of making the estimate and affect the following Consolidated income statement line items: income taxes (except for estimates about goodwill) and Net income. Similarly, all critical accounting estimates affect the following Consolidated balance sheet line items: current assets (income and other taxes receivable); current liabilities (income and other taxes payable); future income tax liabilities; and shareholders' equity (retained earnings). Generally, the discussion of each critical accounting estimate does not differ between the Company's two segments: wireline and wireless. The critical accounting estimates affect the Consolidated income statement and Consolidated balance sheet line items as follows:


_______________________________________________________________________________________________________________________________
-     Consolidated income    |            Operating                 Operating expenses                           Other
    -        statement       |            revenues		                                                expense,
        -                    |                         --------------------------------------------------          net
             -               |                                                               Amortization
                  -          |                                                               of intangible
Consolidated         -	     |                           Operations       Depreciation          assets
balance sheet           -    |
_____________________________|__________________________________________________________________________________________________

Accounts receivable		                               X
--------------------------------------------------------------------------------------------------------------------------------
Inventories		                                       X
--------------------------------------------------------------------------------------------------------------------------------
Capital assets and goodwill(1)			                                X                   X
--------------------------------------------------------------------------------------------------------------------------------
Investments				                                                                            X
--------------------------------------------------------------------------------------------------------------------------------

Advance billings and customer deposits        X                X              	X	             X
--------------------------------------------------------------------------------------------------------------------------------
-
Employee defined benefit pension plans		               X	        X (2)	             X (2)
________________________________________________________________________________________________________________________________

(1) Accounting estimate, as applicable to intangible assets with indefinite lives and goodwill, primarily affects the Company's wireless segment.

(2) Accounting estimate impact due to internal labour capitalization rates.

________________________________________________________________________________________________________________________________

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

* These accounting estimates are in respect of the Accounts receivable line item on the Company's Consolidated balance sheet comprising approximately 4% of total assets as at December 31, 2006. If the future were to adversely differ from management's best estimates of the fair value of the residual cash flows and the allowance for doubtful accounts, the Company could experience a bad debt charge in the future. Such a bad debt charge does not result in a cash outflow.

Key economic assumptions used to determine the fair value of residual cash flows arising from accounts receivable securitization

* The estimate of the Company's fair value of its retained interest could materially change from period to period due to the fair value estimate being a function of the amount of accounts receivable sold, which can vary on a monthly basis. See Note 13 of the Consolidated financial statements for further analysis.

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

Inventories

The allowance for inventory obsolescence

* The Company determines its allowance for inventory obsolescence based upon expected inventory turnover, inventory aging, and current and future expectations with respect to product offerings.

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

* This accounting estimate is in respect of the Inventory line item on the Company's Consolidated balance sheet, which comprises approximately 1% of total assets as at December 31, 2006. If the allowance for inventory obsolescence was inadequate, the Company could experience a charge to operations expense in the future. Such an inventory obsolescence charge does not result in a cash outflow.

Capital assets and Goodwill

General

* The accounting estimates for Capital assets and Goodwill represent approximately 67% and 19%, respectively, of the TELUS' Consolidated balance sheet, as at December 31, 2006. If TELUS' estimated useful lives of assets were incorrect, it could experience increased or decreased charges for amortization of intangible assets or depreciation in the future. If the future were to adversely differ from management's best estimate of key economic assumptions and associated cash flows were to materially decrease, the Company could potentially experience future material impairment charges in respect of its capital assets, including intangible assets with indefinite lives and goodwill. If intangible assets with indefinite lives were determined to have finite lives at some point in the future, the Company could experience increased charges for amortization of intangible assets. Such charges do not result in a cash outflow and of themselves would not affect the Company's immediate liquidity.

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

The recoverability of intangible assets with indefinite lives; the recoverability of goodwill

* Consistent with current industry-specific valuation methods, the Company uses a discounted cash flow model combined with a market-based approach in determining the fair value of its spectrum licences and goodwill. See Note 14(c) of the Consolidated financial statements for further discussion of methodology.

* The most significant assumptions underlying the recoverability of intangible assets with indefinite lives and goodwill include: future cash flow and growth projections including economic risk assumptions and estimates of achieving desired key operating metrics and drivers; future weighted average cost of capital; and annual earnings multiples. Significant factors impacting these assumptions include estimates of future market share, key operating metrics such as churn and ARPU, level of competition, technological developments, interest rates, market economic trends, debt levels and the cost of debt. Note 14(c) of the Consolidated financial statements discusses sensitivity testing.

Investments

The recoverability of long-term investments

* The Company assesses the recoverability of its long-term investments on a regular, recurring basis. The recoverability of investments is assessed on a specific identification basis taking into consideration expectations about future performance of the investments and comparison of historical results to past expectations.

* The most significant assumptions underlying the recoverability of long-term investments are the achievement of future cash flow and operating expectations. The estimate of the Company's recoverability of long-term investments could change from period to period due to the recurring nature of the recoverability assessment and due to the nature of long-term investments (the Company does not control the investees).

* If the allowance for recoverability of long-term investments were inadequate, the Company could experience an increased charge to Other expense in the future. Such a provision for recoverability of long-term investments does not result in a cash outflow.

Future income tax liabilities

The composition of future income tax liabilities

* Future income liabilities are comprised of the tax effect of temporary differences between the carrying amount and tax basis of assets and liabilities as well as the tax effect of undeducted tax losses. The timing of the reversal of the temporary differences is estimated and the tax rate substantively enacted for the periods of reversal is applied to the temporary differences. The carrying amounts of assets and liabilities are based upon the amounts recorded in the financial statements and are therefore subject to accounting estimates that are inherent in those balances. The tax basis of assets and liabilities as well as the amount of undeducted tax losses are based upon the applicable income tax legislation, regulations and interpretations, all of which in turn are subject to interpretation. The timing of the reversal of the temporary differences and the timing of deduction of tax losses are estimated based upon assumptions of expectations of future results of operations.

* Assumptions underlying the composition of future income tax liabilities include expectations about future results of operations, the timing of reversal of deductible temporary differences and taxable temporary differences, and the timing of deduction of tax losses. These assumptions also affect classification between income and other taxes receivable or payable and future income tax liabilities. See Section 10.7 Tax matters. The composition of future income tax liabilities is reasonably likely to change from period to period because of changes in the estimation of these significant uncertainties.

* This accounting estimate is in respect of material asset and liability line items on the Company's Consolidated balance sheet comprising approximately 7% of total liabilities and shareholders' equity as at December 31, 2006. If the future were to adversely differ from management's best estimate of future results of operations and the timing of reversal of deductible temporary differences and taxable temporary differences, the Company could experience material future income tax adjustments. Such future income tax adjustments could result in acceleration of cash outflows at an earlier time than might otherwise be expected.

Advance billings and customer deposits

The accruals for CRTC deferral account liabilities

* The deferral account arose from the CRTC requiring the Company to defer the income statement recognition of a portion of the monies received in respect of residential basic services provided to non-high cost serving areas; such deferral requirement ended on May 31, 2006. The revenue deferral was based on the rate of inflation, less a productivity offset of 3.5%, and an "exogenous factor" that was associated with allowed recoveries in previous price cap regimes that have now expired. The critical estimate arises from the Company's recognition of the deferred amounts. The Company may recognize the deferred amounts upon the undertaking of qualifying actions, such as Service Improvement Programs in qualifying non-high cost serving areas, rate reductions (including those already mandated by the CRTC in respect of discounts on Competitor Digital Network services) and/or rebates to customers. As described in
    Note 19(a) of the Consolidated financial statements and Section 10.3 Regulatory - Price cap regulation, amounts in the deferral account are currently the subject of appeals to the Federal Court of Appeal by certain consumer groups and Bell Canada.

* Assumptions underlying the accruals for the CRTC deferral account that were uncertain at the time of making the estimate include what actions will ultimately qualify for recognition of deferred amounts and over what period of time qualifying deferred amounts are to be recognized in the Company's Consolidated income statement. The manner in which deferred amounts are recognized, and the amounts thereof, are reasonably likely to change as such recognition is ultimately dependent upon future decisions made by the CRTC, and resolution of appeals to the courts.

* This accounting estimate is in respect of an item within the advance billings and customer deposits line item on TELUS' Consolidated balance sheet and which, itself, comprises approximately 4% of total liabilities and shareholders' equity. If the Company's estimate of deferred amounts recognized, and the timing of the recognition thereof, were to differ materially from what the CRTC ultimately decides is allowable, revenues could possibly be materially impacted. Such a revenue impact would not be expected to be accompanied by a corresponding impact in net cash inflows. Should the consumer groups be successful in their appeal of the use of deferral account amounts, the Company may be required to remit a one-time refund to its entire local residential subscriber base. As the deferral account balance was fully provided for in previous financial statements, the potential refund will not impact TELUS' subsequent income from operations. Such a refund would result in a net cash outflow, potentially offset by reduced capital investment as the Company re-addresses its intent to extend broadband services to uneconomic remote and rural communities. In the event that Bell Canada is successful in its appeal, TELUS may realize additional revenue equal to the amount of the deferral account that would otherwise have been rebated by the CRTC. Such a revenue impact would not be expected to be accompanied by a corresponding impact in net cash inflows.

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

* Assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets include: discount rates, long-term rates of return for plan assets, market estimates and rates of future compensation increases. Material changes in overall financial performance and financial statement line items would arise from reasonably likely changes, because of revised assumptions to reflect updated historical information and updated economic conditions, in the material assumptions underlying this estimate. See Note 12(i) of the Consolidated financial statements for further analysis.

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

8.2 Accounting policy developments (Note 2 of the Consolidated financial statements)

Commencing with the Company's 2006 fiscal year, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants
(CICA) for measurement of non-monetary transactions (CICA Handbook Section
3830). The Company's operations were not materially affected by the amended recommendations.

    Convergence with International Reporting Standards

In 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being converged with International Financial Reporting Standards over a transitional period currently expected to be about five years. The precise timing of convergence will depend on an Accounting Standards Board progress review to be undertaken by early 2008. As this convergence initiative is very much in its infancy as of the date of these Consolidated financial statements, it would be premature to currently assess the impact of the initiative, if any, on TELUS.

    Comprehensive income

Commencing with the Company's 2007 fiscal year, the new recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook
Section 3855) and for hedges (CICA Handbook Section 3865) will apply to the Company. In the Company's specific instance, the transitional rules for these sections require prospective implementation at the beginning of a fiscal year (the exception being in respect of the cumulative foreign currency translation adjustment, which is retroactively adjusted for at the beginning of the fiscal year of adoption). Currently, the concept of comprehensive income for purposes of Canadian GAAP, in the Company's specific instance, will be primarily to include changes in shareholders' equity arising from unrealized changes in the fair values of financial instruments.

Comprehensive income as prescribed by U.S. GAAP is largely aligned with comprehensive income as prescribed by Canadian GAAP, including the impacts of the new recommendations for the recognition and measurement of financial instruments and for hedges. In the Company's specific instance, however, there is currently a difference in other comprehensive income in that U.S. GAAP includes, in respect of pension and other defined benefit plans, the difference between the net funded plan status and the net accrued benefit asset or liability. Canadian GAAP does not include this currently, but an exposure draft from Canada's Accounting Standards Board is expected in the first half of 2007 that would eliminate this difference.

The majority of the impact on the Company of adopting the other comprehensive income and related standards currently arises from the Company's cross currency interest rate swap agreements, and to a lesser extent, the cash-settled equity forward agreements that the Company entered into in respect of share-based compensation.

    Accounting changes and Business combinations

Commencing with the Company's 2007 fiscal year, the new recommendations of the CICA for accounting changes (CICA Handbook Section 1506) will apply to the Company. Most significantly, the new recommendations stipulate that voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information and that new disclosures are required in respect of changes in accounting policies, changes in accounting estimates and correction of errors. The Company is not currently materially affected by the new recommendations.

    Capital disclosures

Effective December 31, 2006, the Company early adopted the new recommendations of the CICA for disclosure of the Company's objectives, policies and processes for managing capital (CICA Handbook Section 1535), as discussed further in
Note 3 of the Consolidated financial statements.

    Earnings per share

Amendments were proposed to the recommendations of the CICA for the calculation and disclosure of earnings per share (CICA Handbook Section 3500) and would have applied to the Company; such amendments had progressed to the typescript stage. In July 2006, the typescript with the proposed amendments was withdrawn and an announcement was made indicating that an International Financial Reporting Standards-based exposure draft from Canada's Accounting Standards Board would be issued at a later date, now expected in the first half of 2007.

    Other recently issued accounting standards not yet implemented

Under U.S. GAAP, effective for its 2007 fiscal year, the Company is expected to be required to comply with accounting for uncertain income tax positions, as prescribed by Financial Accounting Standards Board Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes. TELUS has assessed the cumulative impact of adopting this new standard as of January 1, 2007. Based upon this review, the Company does not expect the adoption of this Interpretation will have a material impact on its Consolidated financial statements.

9. Looking forward to 2007

The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis, and
Section 10: Risks and risk management.

9.1 General outlook

In 2006, the telecommunications market experienced trends similar to those in recent years. The wireless sector continued to face competitive pressures, while generating profitable growth. The wireline sector faced increased competitive pressures and lower profitability. Canadian telecommunications operators maintained their focus on core operations and cash flow generation, and continued to pursue enhanced efficiencies and divestiture of non-core assets.

The Canadian telecom industry, including wireline and wireless, generated estimated revenues of approximately $38 billion in 2006, with Bell Canada and its affiliated telecommunications companies representing about 45% of the total. As the second largest telecommunications provider in Canada, TELUS generated almost $8.7 billion of revenue in 2006, or approximately 23% of the total.

Revenue growth in the Canadian telecom market in 2006 was about 6%, an improvement on the 3.5 to 4.5% growth experienced over the past few years, and better than overall GDP growth. Wireless and enhanced data continued to be the growth engine for the sector with revenues growing approximately 17% over 2005. Offsetting wireless growth was continued general industry weakness in wireline voice with declining long distance and legacy data revenues, although this decline was partially offset by growth in enhanced data services. TELUS' focus on wireless, data and IP resulted in TELUS surpassing the industry average in 2006 with 6.6% consolidated revenue growth. A similar growth rate for TELUS is expected in 2007.

The telecom landscape is expected to remain competitive. On the wireline front, traditional services remain under pressure with industry revenues declining for the fifth consecutive year. Local and long distance revenues are expected to continue to be impacted by consumer migration from wireline to wireless and VoIP services.

With basic cable-TV subscriber additions flat and high-speed Internet subscriber growth slowing, cable-TV companies have increased certain pricing, are launching higher-speed Internet services and are rolling out Internet telephony and digital cable-TV services to fuel growth. By the end of 2006, Shaw Communications had captured approximately 200,000 residential telephone subscribers in B.C. and Alberta, and announced plans to roll out their service throughout both provinces in 2007. Similarly, Rogers Communications and Videotron have launched Internet telephony service in their service areas in Central Canada.

The wireless market in Canada is predicted to continue to be competitive and to generate continued growth as penetration rates (wireless subscribers divided by population) increase.

Overall, the telecom industry appears to be heading towards a less regulated environment with several decisions from the federal government and CRTC removing regulatory constraints. The federal government has stated its intent to move the telecommunications industry from its current regulated environment towards a more open environment that is based on a reliance on market forces to the maximum extent feasible.

In April, the CRTC established a framework for forbearance from the regulation of local services. Subsequently, the federal government proposed changes to the regulatory environment that, if implemented, will significantly alter the terms of the CRTC's local forbearance framework. Similarly, in November, the federal Minister of Industry overruled the CRTC's previous decision to regulate telecom VoIP offerings by deregulating access-independent VoIP providers.

In 2006, companies with greater wireless exposure generally benefited from higher revenue and cash flow growth, resulting in share price appreciation. Capital markets and investors continue to look for growth in wireless and data to generate ongoing operating earnings and cash flow growth, while closely monitoring how operators protect their legacy revenues and margins. Toward the end of 2006, both telecom and cable-TV companies announced plans to return capital to shareholders through share buybacks and increased dividends.

With 44% of consolidated revenue being wireless, as well as exposure to other growth services such as high-speed Internet, TELUS TV and IP and data services for enterprise clients, TELUS is well positioned to potentially continue its strong performance.

    Wireless

The wireless industry continues to experience robust growth with year-over-year industry revenue and EBITDA growth of approximately 16% and 28%, respectively.

The growth opportunity remains given that Canada's penetration rate trails those of other developed countries due to structural and timing differences. The penetration rates in many Western European countries passed 100% in 2006, whereas Asian countries such as Korea are approaching 80% penetration. These penetration rates are not exactly comparable or achievable in Canada or the U.S. due to higher quality, lower cost, fixed-rate local service here, multiple subscriptions being possible on one GSM handset in Europe and differences in postpaid and prepaid mix. Closer to home, the U.S. wireless industry is more comparable to Canada, with a penetration rate of approximate 76%, but has benefited from a start two years earlier than Canada. In contrast, when looking at the major reporting Canadian operators, Canada is continuing to grow strongly with approximately 1.7 million new subscribers in 2006, or a 4.6 point increase in penetration to more than 56%. A similar rate of growth in 2007 is generally expected.

Another growth opportunity in the wireless industry is in data services such as text messaging, mobile computing, gaming, ringtones, music, mobile TV and PDAs. As adoption and usage rates accelerate, these services are driving higher data ARPU. To capture this opportunity, Canadian wireless providers are well advanced in building next generation higher-speed wireless networks. Data ARPU increases are offsetting the decline in voice revenues caused by price competition and flat minutes of use.

Data ARPU as a percentage of total ARPU varies throughout the world, with Asia and Europe at approximately 20% and 15%, respectively. Data in the U.S. is approximately 15% of total revenue, in Canada is approaching
10%, and is growing strongly in both countries.

Competition within the wireless market is anticipated to remain intense due to a number of factors. While TELUS, Rogers and Bell account for the majority of market share, the mobile virtual network operator (MVNO) market is expected to continue to expand in 2007. Virgin Mobile grew its presence in 2006, and was joined by Videotron, partnering with Rogers to offer an MVNO wireless phone service. Retailer brands such as President's Choice and 7-Eleven stores also launched MVNO offerings. In 2006, TELUS announced the 2007 launch of premium, differentiated services under the Amp'd Mobile brand. In the price-sensitive prepaid market, Bell and Rogers are promoting their respective Solo and Fido discount brand offerings to compete against the MVNOs and TELUS.

As mandated by the CRTC, an industry-wide implementation of a wireless number portability capability for end users is expected to come into effect in March 2007. The removal of this key switching barrier may increase overall industry churn rates through the remainder of 2007. (See Section 10.3 Regulatory - Implementation of wireless number portability.)

There has been some speculation that Industry Canada may encourage additional competition through a spectrum auction, expected in 2008, by capping the amount of spectrum any one provider can purchase or setting spectrum aside for a new entrant. While a new entrant provider would face significant hurdles such as high penetration rates and large capital commitments for network investment and start-up costs, the introduction of a new competitor could likely increase competitive intensity. (See Section 10.1 Competition - Future availability of wireless spectrum.)

TELUS is well positioned in the Canadian wireless market where it leads the major industry providers with the lowest churn and highest ARPU. While TELUS does not have any MVNO relationships or discount brands, its exclusive relationship with Amp'd Mobile will target young adults and is expected to bring highly differentiated and premium data-focused entertainment, information and messaging services to Canadians in the second quarter of 2007.

    Wireline

In contrast to wireless, expectations for the mature wireline segment are more modest. Residential access lines continue to be impacted by migrations to wireless services, reduction in the number of second lines, and substitution to VoIP services, particularly those offered by cable-TV providers. The long distance market is expected to decline further, as VoIP providers continue to aggressively price and promote voice packages to customers, and customers use other technologies such as e-mail.

While non-facilities-based VoIP service providers have had modest success with local telephony, the biggest challenge to incumbent telecom players is coming from Canadian cable-TV companies that operate their own facilities and distribution channels. It is estimated that the four cable-TV companies had more than 1.1 million local cable telephony subscribers in 2006, up almost 800,000 from 2005.

The consumer market is expected to continue to be highly competitive as advances in technology blur the boundaries between the telecom, video, broadcast and entertainment distribution sectors. With its Future Friendly Home strategy, TELUS is positioned to grow wallet share with consumers, while enhancing retention and loyalty through its multiple service offerings. Following its launch of TELUS TV in 2005, TELUS has continued to roll out this service in certain markets in British Columbia and Alberta. Combined with its wireline local and long distance, wireless, and high-speed Internet services, TELUS' goal is to use a quadruple play product offering to achieve competitive differentiation compared to competitors by offering a premium, integrated set of services that allows customers more freedom, flexibility and choice.

TELUS' ability to compete effectively in wireline is expected to be enhanced by the changing regulatory environment in Canada. For example, the federal government recently proposed that regulation of local phone services no longer be required in markets where consumers have the choice of the ILEC and two other facilities-based providers (including a competitive wireless provider). Similarly, forbearance may be applied where businesses have a choice between the ILEC and one other facilities-based provider. As this would apply to markets where an ILEC, an independent wireless provider and another facilities-based provider such as a cable-TV company are present, TELUS would expect to be in a position to achieve deregulation in most of its incumbent urban local exchanges in 2007, if the proposal is enacted in early 2007. In addition, no further price cap regulation is expected in the local consumer market when the current price cap regime ends in June 2007.

Certain elements of the business market, such as IP and data, continue to show signs of strength. However, the frontier between telecom and IT remains competitive, with IT service providers moving down the value chain into the communications space, and telcos looking to push beyond their traditional niche. Network equipment manufacturers are also moving up the value chain into the managed network space.

Legacy voice and data services are expected to continue to decline due to the accelerated adoption of IP services as a result of businesses and large enterprises upgrading their legacy networks and equipment. TELUS expects to have continued success by offering enterprise clients integrated, managed solutions focused on key verticals such as the energy sector, financial services, the public sector and the healthcare industry.

In order to grow their businesses, telcos continue to move outside of their traditional ILEC areas into non-ILEC territories by focusing on managed solutions and high priority verticals. They are expected to continue developing single IP-based platforms to provide combined IP voice, data and video solutions, thereby creating cost efficiencies to, at least in part, compensate for future margin pressures from the migration from legacy to IP-based services.

TELUS' strategic focus on delivering national business services in data and IP, coupled with its exposure to the wireless market, solidly position the Company to continue its growth in 2007 and beyond.

9.2 Financial and operating targets for 2007

The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis, as well as Section 10: Risks and risk management. TELUS' 2007 targets were originally announced on December 14, 2006.

The Company has received regulatory approval to amend its share option plans to provide for cash settlement, and in January 2007, determined that the feature would be available for substantially all currently vested options and those vesting in 2007. Cash settlement mitigates dilution from issuing shares from treasury, and allows cash payments for the difference in value between the market price and the exercise price of shares to be deductible for tax purposes when options are exercised, which is expected to result in significant future tax savings. This change results in an increased non-cash option expense (an operating expense) for accounting purposes, which is estimated at $150 to $200 million ($120 to $150 million in wireline and $30 to $50 million in wireless). The expense is expected to be substantially recorded in the first quarter of 2007. TELUS' 2007 stated targets for segmented EBITDA, consolidated EBITDA and EPS exclude the non-cash accounting expense expected to be recorded in regards to implementing the cash settlement for options.

Wireline revenue is expected to increase 1 to 2% in 2007, driven largely by data. Wireline EBITDA, prior to the change to 2007 expenses for cash settlement of options, is expected to be down 1 to 3% due to continued competitive pressures, initial expenses related to launch of growth-oriented products and services, and lower profitability margins.

Wireless revenue is expected to increase 12 to 13% in 2007 due to continued strong growth in wireless subscribers and increased wireless data adoption and usage. Wireless EBITDA, prior to the change to 2007 expenses for cash settlement of options, is expected to increase 11 to 14% in the year.

The expected earnings per share in 2007 reflects overall higher operating profitability, lower financing costs as a consequence of reduced debt levels and lower interest rates on debt refinancing, and an expected decrease in total outstanding shares. The 2007 EPS growth is expected to be affected by increased depreciation expense and $0.30 to $0.40 for an after-tax impact from the change to cash settlement of options. TELUS' comparative EPS for 2006 included approximately $0.48 of positive impacts from the settlement of tax matters and changes to tax legislation. Because of these factors, EPS for 2007, excluding the change to cash settlement of options, is expected to be flat to 6% higher than reported for 2006.

Earnings per share, cash balances, net debt and common equity may be affected by the potential purchases of up to 24 million TELUS shares over a 12-month period under the normal course issuer bid that commenced December 20, 2006.



--------------------------------------------------------------------------------------------------------------------------------
                                                  Targets for 2007	     	    Results for 2006	       Change
--------------------------------------------------------------------------------------------------------------------------------
Consolidated
  Revenues                                              $9.175 to $9.275 billion      $8.681 billion              6 to 7%
  EBITDA (1) excluding charge for cash settlement
  feature for vested options in 2007 (2)	        $3.725 to $3.825 billion      $3.590 billion	          4 to 7%
  Earnings per share (EPS) excluding after-tax
  charge for cash settlement of options in 2007 (3)     $3.25 to $3.45	              $3.27	                (1) to 6%
  Capital expenditures                             	Approx. $1.75 billion	      $1.618 billion	             8%

---------------------------------------------------------------------------------------------------------------------------------
Wireline segment
  Revenue (external)              	                $4.85 to $4.9 billion	      $4.823 billion	          1 to 2%
  EBITDA excluding charge for cash settlement
  of options in 2007 (2)                               	$1.775 to $1.825 billion      $1.839 billion	        (3) to (1)%
  Capital expenditures	                                Approx. $1.2 billion	      $1.191 billion	        Unchanged
  High-speed Internet net additions	                More than 135,000	        153,700	               12)% or better

---------------------------------------------------------------------------------------------------------------------------------
Wireless segment
  Revenue (external)	                                $4.325 to $4.375 billion      $3.858 billion	         12 to 13%

  EBITDA excluding charge for cash settlement
  of options in 2007 (2)	                        $1.95 to $2.0 billion	      $1.751 billion	         11 to 14%

  Capital expenditures	                                Approx. $550 million	      $427 million       	    29%

  Wireless subscriber net additions	                More than 550,000	        535,200	                 3% or more
--------------------------------------------------------------------------------------------------------------------------------

(1) See Section 11.1 Earnings before interest taxes depreciation and amortization
   (EBITDA), alternatively calculated as Operating revenues less Operations expense less Restructuring and workforce reduction costs.
(2) Excluding an expense of $150 to $200 million in 2007 for a change to add a cash settlement choice for vested options, of which, $120 to $150 million is in wireline and $30 to $50 million is in wireless.
(3) Excluding $0.30 to $0.40 for cash settlement of options.

--------------------------------------------------------------------------------------------------------------------------------

Assumptions for 2007 targets include:

* Economic growth consistent with recent provincial and national estimates by the Conference Board of Canada, including the revised 2007 real GDP growth of 2.7% in Canada;
* Increased wireline competition in both business and consumer markets, particularly from cable-TV and VoIP companies;
* Forbearance for local retail wireline services in major urban markets by the second half of 2007;
*   No further price cap mandated consumer price reductions;
* A wireless industry market penetration gain of 4.5 to five percentage points;
* Approximately $50 million of restructuring and workforce reduction expenses ($67.8 million in 2006);
*   A statutory tax rate of approximately 33 to 34%;
* A discount rate of 5.0% and an expected long-term average return of 7.25% for pension accounting, unchanged from 2006; and
*   Average shares outstanding of 330 to 335 million shares for the full year.

As described in Section 5 Consolidated results from operations - Income taxes, TELUS currently expects minimal cash tax payments in 2007.

TELUS continues to have long-term policy guidelines including Net debt to EBITDA of 1.5 to 2.0 times, Net debt to total capitalization of 45 to 50% and a dividend payout ratio guideline of 45 to 55% of sustainable net earnings. The 2007 targets are in compliance with these policy guidelines.

9.3 Financing plan for 2007

TELUS expects to generate free cash flow in 2007, which would be available to, among other things, repay debt, repurchase shares and pay dividends to shareholders. The Company expects to use the proceeds from securitized receivables and bank facilities, as needed, to supplement its free cash flow and to meet any other cash requirements.

TELUS also expects to maintain its current position of fully hedging its foreign exchange exposure for indebtedness and generally expects to maintain a minimum of $1 billion in unutilized liquidity. At the end of 2006, almost all of TELUS' total debt was on a fixed-rate basis, and the weighted average term to maturity was approximately 4.5 years.

In respect of debt maturities, TELUS has U.S. $1,165.5 million of principal maturing on June 1, 2007. TELUS has taken several steps towards refinancing a significant amount of these Notes. In May 2006, TELUS successfully issued $300 million of 5.00% Notes, Series CB, with a seven year maturity. The net proceeds of the offering were used to pay for the early termination of cross currency swap agreements related to TELUS' 7.5% U.S. dollar Notes that mature in June 2007. In addition, the Company has entered into forward starting interest rate swap agreements that have the effect of fixing the underlying interest rate on up to $500 million of future debt issuance.

If circumstances warrant, TELUS may consider refinancing all or a portion of these Notes due June 1, 2007 in advance of the regularly scheduled maturity date. Potential sources for the refinancing of these Notes may include retained cash from operations as well as public long-term debt and short-term debt such as commercial paper. Commercial paper issuance in Canada generally requires an R-1 (low) rating from Dominion Bond Rating Service and is required to be supported by committed bank credit facilities. TELUS may increase its bank credit facilities to support an issuance of commercial paper. TELUS also has access to a shelf prospectus pursuant to which it can issue a further
$2.7 billion of debt and equity. TELUS believes that its investment grade credit ratings provide reasonable access to capital markets to facilitate future debt issuance. For the related risk discussion, see Section 10.6 Financing and debt requirements.

Debt maturities as at December 31, 2006
                                                                                           Long-term debt maturities
                                                                                          ---------------------------
($ millions)	                                                                             All except      Capital
                                                                                           capital leases     leases
--------------------------------------------------------------------------------------------------------------------------------
2007										                1,555.0 	4.0
2008										                  122.2         2.6
2009										                    0.7        	0.8
2010										                   80.0         1.7
2011										                2,950.5         0.1
Thereafter									                1,049.0          --
---------------------------------------------------------------------------------------------------------------------------------
Total										                5,757.4 	9.2
--------------------------------------------------------------------------------------------------------------------------------

10. Risks and risk management

[TELUS' risk and control assessment process diagram]

TELUS utilizes a three-level enterprise risk and control assessment process that solicits and incorporates the expertise and insight of team members from all areas of the Company.

Level one is the annual risk and control assessment. Key sources of input into this process include interviews with key senior managers, information and learnings from TELUS' ongoing strategic planning process and the results of its annual web-enabled risk and control assessment survey, which is widely distributed to TELUS' management leadership team (all EVP, VP and Director level team members and a random sample of management). The survey is based on the COSO (Committee of Sponsoring Organizations of the Treadway Commission) enterprise risk management and internal control frameworks.

Additionally, TELUS' assessment process incorporates input from recent internal and external audits, and commencing in 2006, incorporates input from management's SOX 404 (Sarbanes Oxley Act of 2002) internal control over financial reporting compliance activities. Key enterprise business risks are identified, defined and prioritized, and executive risk owners are engaged and charged with risk mitigation. Results of the annual risk and control assessment drive the development of TELUS' internal audit program and are presented to senior management and the Audit Committee. Risk assessments are also incorporated back into the Company's strategic planning processes.

In level two, TELUS conducts a quarterly risk assessment review with key internal stakeholders to capture dynamically changing business risks, monitor the mitigation of key risks and provide ongoing assurance to the Audit Committee.

In level three, TELUS conducts granular risk assessments for specific audit engagements and various risk management initiatives (e.g. environmental management system, safety audits, business continuity planning, network and IT vulnerability, and fraud and ethics assessments). The results of the multiple risk assessments are evaluated, prioritized and updated throughout the year. TELUS initially implemented its three-level risk and control assessment process in 2002 and tracks multi-year trends to various key risks and control environment perceptions across the organization.

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

The following sections summarize the principal risks and uncertainties that could affect TELUS' future business results going forward, and associated risk mitigation activities.

10.1 Competition

   Aggressive competition may adversely affect market shares, volumes and pricing in certain TELUS market segments

TELUS' key competitors, having either built or acquired their own network facilities in Western Canada over the past several years, continue to focus their efforts on marketing and revenue generation. In the broad business market, efforts are particularly targeted at the small and medium-sized business (SMB) market due to its size, its concentrated geographic urban clustering and generally attractive margins. Competition also remains intense in the large enterprise market, where traditionally a small number of major customers can deliver a significant amount of revenue.

Technological advances are blurring the traditional boundaries between broadcasting, Internet and telecom. With cable-TV companies now offering local services across most of their regions, competition has also intensified in the residential local, high-speed Internet access (HSIA) and long distance markets. As a result, overall industry pricing and customer acquisition efforts have become competitive across almost all product and service categories, and customer market segments. Due to industry consolidation in recent years, TELUS' major competitors have sound financial strength, brand recognition and, for many, national scope. TELUS' major competitors are expected to continue to pose a significant challenge to TELUS and there is no assurance that TELUS' response to the competition will be properly timed or sufficient to maintain current financial performance.

Risk mitigation: TELUS recently merged its wireline and wireless operations, giving it the ability to go to market as one national team, under a common brand, offering a full suite of integrated solutions designed to differentiate TELUS from its competitors. TELUS also expects to drive continued growth in non-incumbent markets in Central Canada to offset competitive losses in its traditional incumbent markets.

    Wireline voice and data

The industry transition from legacy voice infrastructure to IP telephony, and from legacy data platforms to multi-protocol label switching (MPLS) IP platforms and IP-based service delivery models, continues at a strong pace. Over the past few years, legacy data services in particular have been subject to increasing commoditization, aggressive price declines and the impact of regulatory decisions. Legacy data revenues and margins have declined and are expected to be only partially offset by increased demand and/or increased migration of customers to IP-based platforms, which is also subject to intense pricing pressure and lower margins.

Competition is expected to remain intense, not only from traditional telephony, data, IP and IT providers, but also from new entrants providing alternatives to traditional wireline local access and long distance through the use of voice over Internet protocol (VoIP) telephony. Competitors - ranging from traditional facilities-based carriers to resellers, IT systems integrators, long distance dial-around and card providers, and cable-TV companies - are expected to continue to focus on both the business and residential markets.

In the business market, various VoIP, customer premises equipment (CPE) and IP Centrex, data, IP and IT services have been available for several years now and, in addition to bundling price-discounted local access, wireless and advanced data and IP services, business market competitors are also bundling web-based and e-commerce services, and other IT services and support. With this broader bundling of traditional telecom services with IT services, TELUS increasingly faces competition from pure Internet and information technology hardware, software and business process/consulting related companies. In the coming year, cable-TV companies are also expected to increasingly target the SMB market with their VoIP services. The result is that traditional and non-traditional competitors are now focused on providing the full range of telecommunications services to business markets, particularly in the major urban areas.

Risk mitigation in the business market: To improve its ability to compete against this expanded competition, TELUS continues to increase its capabilities in the overall business market. Through a combination of acquisitions and partnerships, a focus on priority vertical markets and continued expansion of strategic solution sets in the enterprise market and a mass modular approach in the SMB market, TELUS expects to not only counter competitive inroads, but also to expand its market share nationally.

In the consumer residential market, an increasing number of new VoIP competitors have emerged over the past few years. The cable-TV companies are combining residential local VoIP, long distance, HSIA and, in some cases, wireless services into one bundled or discounted monthly rate, along with their traditional broadcast services. In addition, non-facilities based competitors are offering local and long distance VoIP services over the Internet. This competition, as well as increased technological and wireless substitution, is expected to continue to contribute to declines in residential network access lines (NALs). The loss of NALs and attendant revenue declines, including associated long distance revenues, can be expected to continue as VoIP providers gain an increasing share of the local access market.

Risk mitigation in the consumer market: TELUS continues to expand its own IP infrastructure to not only meet the threat of local VoIP services, but also to expand its ability to enter new markets such as video. TELUS TV is now available in select areas in Edmonton, Calgary and Vancouver. This helps TELUS counter the threat from the cable-TV competition in its incumbent markets, and to regain and grow revenues with a quadruple offering of local and long distance telephony, HSIA, wireless and IP TV entertainment services, as it continues to leverage its assets in Internet, wireless and TV to create one of the best integrated, cross-platform multimedia experiences available in the market. However, cable competitors including the satellite operations of Shaw and Bell ExpressVu are expected to compete vigorously to defend market share. (See Broadcasting below.)

    Wireline Internet access

Though the HSIA market is maturing, as just over half of Canadian households (and more than 60% in Western Canada) and numerous businesses now have HSIA, growth is still expected while overall pricing is expected to remain relatively stable. TELUS and its competitors continue to seek differentiation through a mix of various speed options, value-added features, bundling and, especially in the business market, managed services solutions. With a more mature market, net additions for all industry competitors may be reduced, thus posing a constraint on TELUS' ability to increase its share of total high-speed Internet subscribers in its territories. Residential dial-up Internet access lines are declining due in large part to increased HSIA availability and lower priced high-speed options. There can be no assurance that the rate of loss of dial-up subscribers or market share retained by TELUS will be as expected, as TELUS continues to face significant competition from cable-TV high-speed Internet services in urban areas. However, in rural areas, TELUS' main competitor to dial-up Internet service is satellite-based services.

Risk mitigation: Losses of TELUS dial-up Internet subscribers to competitor high-speed services have been partially mitigated by TELUS' efforts to transfer these customers to its own high-speed Internet services. TELUS is increasingly differentiated and able to increase the revenue per household by the ability to offer a full suite of voice, long distance, wireless and entertainment services alongside high-speed Internet.

    Wireless

Competition in the Canadian wireless market is expected to remain intense in 2007. TELUS is targeting more than 550,000 wireless net subscriber additions for the year, and there can be no assurance that it will achieve its objective given the level of competition or the possibility of declining growth rates in the Canadian wireless industry.

Aggressive advertising and innovative marketing approaches are expected to remain the norm. TELUS' two national wireless competitors are marketing discount brands in addition to their traditional brands to attract new subscribers. These and other competitors continue to offer highly subsidized handsets, lowered airtime and wireless data prices, and other incentives in order to attract new customers and obtain enhanced channels of distribution to market. In addition, the number of wireless brands continues to increase significantly. Some cable-TV providers have added wireless services through resale agreements with TELUS' competitors. Virgin Mobile provides wireless services on a resale basis from Bell Mobility. Competition in the Canadian wireless market remained intense in 2006, particularly in the prepaid and youth segments because of these and other resellers. In future, other competitors, including cable-TV operators or regional telephone companies, may offer wireless services regionally or nationally on a resale basis, and/or acquire spectrum and build out their own networks in the event that they become licensed and obtain spectrum. (See Section 10.3 Regulatory.)

There is risk that increased competition and new brands could increase churn rates, cause marketing costs of acquisition per subscriber to be higher, and lower ARPU. In addition, certain carriers launched competitive Push To Talk
(PTT) products in 2005, and other technologies exist that could result in new PTT services competing more directly with TELUS' Mike and CDMA PTT services. (See Section 10.2 Technology.)

Bell Mobility entered Western Canada in the fall of 2001, and has its own 1X network and operational capabilities in urban centres in Alberta and B.C. In addition, roaming/resale agreements among TELUS, Bell Mobility and affiliates of Bell were operationalized in mid-2002 and have allowed Bell Mobility to expand the availability and range of its wireless services to approximately
2.5 million incremental POPs throughout rural Alberta and B.C. This has allowed Bell Mobility to expand its Western Canadian footprint earlier and market services more cost-effectively, than if it had to wait to fully build out its own rural network coverage. The entry of Bell Mobility in these rural areas increased the effective number of competitors to three (including TELUS) in these regions. Roaming/resale agreements have also been extended to higher-speed EVDO services.

Risk mitigation: While TELUS intends to manage these risks by continued focus on upgrading and enhancing its network, and by continuing to focus on differentiated value-added services and profitable subscriber growth, there can be no assurance that these efforts will be successful. Roaming/resale agreements have similarly allowed TELUS, on a reciprocal basis, to expand its PCS network coverage and distribution in Central and Atlantic Canada by approximately 7.5 million people, generally served by two other competitors previously, bringing TELUS' national digital wireless coverage and addressable market to 31 million people. TELUS continues to expand its coverage for higher-speed EVDO services, reaching two-thirds of the Canadian population at the end of 2006. In addition, in 2007, TELUS intends to launch Amp'd Mobile powered by TELUS, a premium, differentiated data-focused service, targeting the young adult market. TELUS' industry-leading churn and ARPU are evidence of its successful efforts, historically. In 2006, TELUS recorded its highest annual gross additions and second highest annual net additions in its history. Wireless Number Portability (WNP)

The introduction of wireless number portability has been mandated for implementation by March 14, 2007 for all major national competitors. There is no assurance that TELUS and the other Canadian wireless carriers will be able to implement WNP. (See Section 10.3 Regulatory.) WNP will remove a barrier to wireless customers switching from one carrier to another, or from switching landline phone numbers to wireless or vice versa, and may increase the level of churn in the market.

Risk mitigation: While TELUS has the smallest installed wireless subscriber base and lowest churn rate of the major national carriers, which bodes well for the Company's competitive position, there can be no assurance that TELUS will be able to achieve the same level of success at maintaining or winning customers as its competitors.

    Future availability of wireless spectrum

Pursuant to the release of the Telecommunications Policy Review Report in early 2006, and an anticipated spectrum auction policy consultation process, there has been speculation that the federal government may license a fourth national carrier either on a preferential basis, or in conjunction with a removal of foreign ownership restrictions, or by mandating roaming or tower sharing. This could likely increase competitive intensity. While the current government has clearly indicated its preference to rely on market forces in the telecommunications sector, there is no guarantee that it will rely on market forces to determine the number of competitors or the basis of competition. (See section 10.3 Regulatory.)

Risk mitigation: New entrant wireless carriers would face significant hurdles such as large capital commitments for network investment and start-up costs and increasing penetration rates for Canadians using wireless services. TELUS intends to be active throughout the expected regulatory consultation process, underlining the existence of robust competition in the wireless market and advocating an open auction process that excludes the establishment of government interventions to subsidize the entry of new carriers.

    Fixed wireless

While the technology is generally in an early stage of development, and the associated economic viability remains unproven, increased competition is expected from fixed wireless technologies offered by new or existing providers utilizing licensed and/or unlicensed spectrum to deliver higher-speed data and Internet services over current and future wireless devices. (See Section 10.2 Technology.) Such availability may lead to increased re-subsidization costs related to the migration of existing subscribers to advanced feature handsets based on newer technologies. There can be no assurance that new services offered by TELUS will be available on time, or that TELUS will be able to charge incrementally for the services.

Currently spectrum at 2500 MHz has been used for fixed wireless and wireless broadcast applications. However, 2500 MHz has been given a primary mobile designation by Industry Canada and is anticipated to become a common global band for mobile services. In 2006, Industry Canada issued a policy that provides for a claw back of a portion of the band for auction when mobile service is implemented in the band, and has announced it intends to auction unassigned portions of the multipoint distribution service portion of the band. TELUS expects a 2500 MHz spectrum auction to be announced in 2007 and scheduled sometime in late 2007 or 2008. Bell and Rogers hold significant amounts of spectrum at 2500 MHz through their Inukshuk partnership, have deployed it in major cities including Toronto, Montreal, Calgary, Edmonton and Vancouver, and are marketing portable DSL service with moderate print and billboard campaigns. Although TELUS has experienced only limited competition from this and similar services to date, there can be no assurance that future marketing of these services will not negatively impact TELUS' wireless or wireline services.

Industry Canada has issued experimental licences in the 700 MHz range to various rural operators in the provinces of Alberta and B.C. These operators are utilizing this spectrum, as well as unlicensed bands, to establish wireless based point to multipoint networks to market HSIA and VoIP services to SMB, as well as general consumer users, in rural areas. As TELUS is generally the only carrier in these areas, there is a risk of market share loss with the increase in viable alternatives.

In addition, certain non-traditional telecom players, such as municipalities, may contemplate building fixed wireless ventures in urban and suburban locations, as has been the case in the U.S. or in Toronto Hydro Telecom's One Zone service. The build-out and availability of such meshed networks based on 802.11g standards may lead to the reduction of traffic on TELUS' existing wireless mobile networks and/or increased competition for TELUS' wireline HSIA service. There can be no assurance that new or existing services offered by TELUS will be competitive with such fixed wireless services, will be available on time or that TELUS will be able to charge incrementally for the services.

Risk mitigation: Currently only U.S.-based Sprint-Nextel is looking at mobile Wi-Max at 2500 MHz, and the development of a vibrant ecosystem appears to be a number of years out. TELUS intends to monitor developments in this area and continue to take a proactive approach to product testing and development. It also intends to lobby Industry Canada to claw back spectrum as soon as possible and auction it for mobile purposes to ensure Canada is a fast follower in this band. While there is no guarantee this will occur, the expected advanced wireless services (AWS) auction also provides an alternative path to mobile broadband.

    Broadcasting

In order to pursue increased revenue opportunities and protect heritage markets from erosion, TELUS has initiated a targeted neighbourhood commercial launch of TELUS TV in Edmonton, Calgary and Vancouver area markets. TELUS TV, a licensed broadcasting distribution undertaking (BDU) service using IP technology, is still at an early stage in its roll-out, but the Company expects the service to increase penetration significantly in 2007 and 2008 as ADSL2+ build-outs are completed, which will expand the addressable market covered and allow high-definition capability to be integrated into the TELUS TV offering. While IP TV service will provide opportunities for a quadruple play offering by TELUS, it is anticipated that cable-TV competitors including the satellite operations of Shaw and Bell ExpressVu will remain dominant suppliers in the broadcast distribution market through 2008, and may compete vigorously to defend market share.

Risk mitigation: IP TV affords TELUS unique competitive advantages relative to cable-TV such as time shifting programming flexibility, caller ID, text messaging and an all-digital, near-unlimited selection of channels. In addition, since only the selected content is sent to the home and with compression capabilities, less bandwidth is required, resulting in more capacity for other IP-based services. TELUS continues to pursue a strategy based on differentiation and value-added service and not on discounted pricing. This includes a multi-platform content strategy to develop new and emerging Internet and wireless content opportunities, while it rolls out IP TV. These platforms are expected to provide advantages relative to traditional cable offerings, as well as interactivity and customization advantages relative to satellite.

10.2 Technology

Technology is a key enabler for TELUS and its customers, however, technology evolution brings risks, uncertainties and opportunities. TELUS is vigorous in maintaining its short and long-term technology strategy to optimize TELUS' selection and timely use of technology while minimizing the associated costs, risks and uncertainties. The following identifies the main technology risks and uncertainties and how TELUS is proactively addressing them.

    Evolving wired broadband access technology standards may outpace projected access infrastructure investment lifetimes

The technology standards for broadband access over copper loops to customer premises are rapidly evolving. This evolution is enabling higher broadband access speeds and is fuelled by user appetite for faster connectivity, the threat of increasing competitor capabilities and offerings, and the desire of service providers like TELUS to offer new services that require greater bandwidth such as TV services. In general, the evolution to higher broadband access speeds is achieved by deploying fibre further out from the central office, thus shortening the copper loop portion of the access network, and using faster modem technologies on the shortened copper loop.

Risk mitigation: In 2005, TELUS began deploying ADSL2+, a next generation of ADSL technology that enables link rates at up to 24 megabits per second (Mbps) to the customer premises, compared with up to 8 Mbps for ADSL. ADSL2+ technology is compatible with ADSL and takes advantage of TELUS' investments in extended reach access (ERA) copper/fibre access infrastructure improvement programs and in the installed base of ADSL modems. In 2007, TELUS anticipates it will begin utilizing ADSL2+ bonding and very high bit rate digital subscriber line (VDSL2) technologies to extend the capabilities of the copper loops to at least double previous speeds and provide 80 Mbps capabilities.

In 2007, TELUS expects to continue field trials of fibre to the home (FTTH) technologies utilizing standards-based gigabit passive optical network (GPON) technology. FTTH is one of several competing proposed FTTx standards (where x stands for home, curb, pedestal or neighbourhood) in development that TELUS is actively monitoring. Fibre to the curb (FTTC) with an Ethernet connection to the premises, which facilitates sustained transfers of up to 100 Mbps and peak transfers up to one gigabit per second (Gbps), may be a more practical technology to deploy in new green field neighbourhoods or multiple dwelling units than the current copper loops. In addition, TELUS is exploring business models for the economical deployment of fibre-based technologies in areas currently connected by copper.

These evolving standards, enabled with quality of service (QoS) and network traffic engineering, all support the TELUS Future Friendly Home strategy to deliver IP-based Internet, voice and video services over a common broadband access infrastructure. However, these technologies are evolving faster than the traditional investment cycle for access infrastructure. The introduction of these new technologies and the pace of adoption could result in increased requirements for capital funding not currently planned.

    IP-based telephony as a replacement for legacy analog telephony is evolving and cost savings are uncertain

TELUS continues to monitor the evolution of IP-based telephony technologies and service offerings and is developing and testing a consumer solution for IP-based telephony over broadband access in line with the Company's strategic imperatives and in accordance with TELUS' standards for quality, features and reliability. This solution could provide additional telephone services over the same line as legacy analog telephone service or could replace the legacy analog telephone service. One of the realities of VoIP in the consumer space is that the actual state of technology developed to inter-work telephony, video and Internet access on the same broadband infrastructure is in its infancy and there are risks and uncertainties to be addressed such as ensuring all services can be delivered simultaneously to the home (and to different devices within the home) with uncompromised quality. These issues are exacerbated when the exchange of information is between service providers with different broadband infrastructures.

A long-term technology strategy is to move all services to IP to simplify the network, reduce costs and enable advanced future friendly services. Pursuing this strategy to its full extent would involve transitioning TELUS' standard telephone service offering to IP-based telephony and phasing out legacy analog-based telephone service. To this point, TELUS' legacy voice network infrastructure could be simplified if regular analog telephone lines were discontinued in favour of digital-only broadband access lines supporting all services including telephony, Internet and video. This would, for example, allow inexpensive high-bandwidth conventional Ethernet to be used as the broadband access technology in the multiple dwelling unit model. However, digital-only broadband access may not be feasible or economical in many areas for some time, particularly in rural and remote areas. TELUS needs to support both legacy and broadband voice systems for some time and, therefore, is expected to continue to incur costs to maintain both systems. There is a risk that investments in broadband voice may not be accompanied by decreased costs of maintaining legacy voice systems. There is also the risk that broadband access infrastructure and corresponding IP-telephony platforms may not be in place in time to avoid some re-investment in traditional switching platforms to support the legacy public switched telephone network access base in certain areas, resulting in some investment in line adaptation in non-broadband central offices.

Risk mitigation: TELUS continues to monitor and conduct trials of IP-based voice technologies to better assess their technical applicability and evolving cost profiles, as well as to determine the appropriate timing for implementation by service area in line with TELUS' commitments to the CRTC and its customers. TELUS is making investments in FTTN technologies and access technologies that consider the future evolution of IP-based telephony. TELUS is also working with manufacturers to optimize the operations and cost structure of analog systems.

    The convergence in a common IP-based application environment for telephony, Internet and video is complex


Traditionally the technology and systems associated with telephony, Internet and video were different from each other and provided little opportunity for common platforms for cost savings and little flexibility to integrate media, services and service development environments. The convergence in a common IP-based application environment, carried over a common IP-based network, provides opportunity for cost savings and for the rapid development of more advanced services that are more flexible and easier to use. Further, the global standards for drawing together classic wireline and wireless services into a combined architecture using IP multimedia subsystem are being actively ratified. However, the transformation from individual traditional silo systems and architectures to a common environment is very complex.

TELUS has commercially launched one of the world's first IP TV systems, TELUS TV, utilizing middleware designed specifically for video delivery. The middleware is designed to allow complex signaling communication between application software and system hardware in the network, and in the set-top box in the home. Given that IP TV is in an early stage of development, there is risk of obsolescence with middleware technology.

Risk mitigation: TELUS is mitigating this risk through modular architectures, lab investments, partnering with system integrators where appropriate, and using hardware that is common to most other North American IP TV deployments. TELUS is ensuring that the IP TV deployment is part of an open framework that will fit into the overall transformation strategy once standards are ratified and the actual implementations have stabilized, particularly with the set-top box.

    Support systems will increasingly be critical to operational efficiency

TELUS currently has a very large number of interconnected operational support systems and business support systems and the complexity is increasing. This is typical of incumbent telecommunications providers that support a wide variety of legacy and emerging telephony, mobility, data and video services. The development and launch of a new service typically requires significant systems development and integration. The associated developmental and ongoing operational costs are a significant factor in maintaining competitive position and profit margins. TELUS is proactive in evolving to next generation support systems. As next generation services are introduced, they must be designed to work with both legacy and next generation support systems, which introduces uncertainty with respect to the costs and effectiveness of the solutions and the evolution.

Risk mitigation: In line with industry best practice, TELUS' approach is to separate the business support systems from the operational support systems and underlying network technology. The aim is to decouple the introduction of new network technologies from the services sold to customers. This should allow TELUS to optimize network costs while limiting the impact on customer services, and to facilitate the introduction of new services by removing, where possible, any development dependency on the operational support systems. In addition, TELUS is an active participant in the TeleManagement Forum that is working to develop standard industry-defined modules in order to reduce the cost through scale and increase the adoption through scope.

    The CDMA and iDEN technologies supporting TELUS' digital cellular/wireless services may become inferior

The wireless industry continues to expand the deployment of second (2G), third generation (3G), and what some are calling fourth generation (4G) technologies to deliver increased data speeds required for many new wireless, IP and data services. TELUS' evolution to deploying 3G technologies involves technology paths for both CDMA technology-based services and iDEN technology-based services.

TELUS continues to support and market CDMA2000 3G wireless services on its digital CDMA PCS and cellular networks. TELUS began enhancing its wireless network in 2005 with the next evolution of CDMA 3G technology, namely EVDO (or 1X evolution data optimized) and continued widespread deployment of this technology in 2006, reaching two-thirds of the Canadian population by the end of the year. EVDO reliably provides average speeds of 400 to 700 Kbps. In late 2006, TELUS began deploying technology that will enable EVDO revision A (DOrA) services to be turned up in certain markets in late 2007. DOrA is expected to allow for a more symmetrical uplink speed to be achieved as well as ultimately allow QoS services to be enjoyed on the data link.

In late 2006, Rogers launched their UMTS (Universal Mobile Telephone Service) based HSDPA (High Speed Downlink Packet Access) network in the Golden Horseshoe area of Ontario with stated plans for national deployment through 2007. UMTS is the evolution of the GSM network toward CDMA-based technologies. While the underlying technologies of CDMA2000 and UMTS are very similar, they are implemented in differing standards with no current opportunity for synergy between the technologies. HSDPA provides downlink speeds similar to EVDO. Further UMTS standard capabilities have been announced that will continue to increase downlink speeds as well as introduce improvements to uplink speeds.

As international markets have also begun to deploy UMTS and HSPDA, some CDMA2000-based international carriers have decided to overlay UMTS-based networks on their CDMA2000 networks particularly for roaming considerations or, in some cases, have announced an intention to convert the CDMA2000 subscriber base to UMTS once their networks are completed. Telstra (Australia) has announced that it intends to migrate all current CDMA2000 subscribers to UMTS by the end of 2007. Vivo (Brazil) has announced that it intends to operate both a CDMA2000 and a UMTS service.

While TELUS has enjoyed commercial success with EVDO, and the CDMA2000-based technologies continue to enjoy scale economies particularly in North America (vis-a-vis handsets shipped that conform to the CDMA2000 standard versus
UMTS), there can be no assurance that these economies of scale will continue. Further, there can be no assurance that CDMA2000 path will continue to mature beyond DOrA into capabilities that will effectively compete with the emerging UMTS/HSDPA path in terms of speeds and device types. In this regard, TELUS will be influenced by the technology decisions made by large North American CDMA carriers as they historically have driven industry-wide economies of scale that TELUS cannot generate independently. Accordingly, there is risk that TELUS' future capital expenditures may be higher depending on the evolution of technology choices made by other large wireless operators, particularly in North America.

TELUS continues to enjoy commercial success with the Mike service in Canada. Mike is based on iDEN technology, which is used by 27 million users in a number of countries around the world, and continues to grow its international footprint. TELUS' Mike product is differentiated against current CDMA-based PTT services in Canada in that Mike Direct Connect (iDEN PTT) has superior call set-up time and inter-call latency. With its Mike service and CDMA based Instant Talk service, TELUS remains the Canadian leader with the largest number of subscribers using PTT. Notably, there is currently no GSM-based PTT service in the Canadian market, but there is risk that one could be introduced in the future.

Sprint-Nextel, the largest single operator of the iDEN technology, has publicly committed to improve and market the iDEN network for PTT-centric customers in the United States to 2012 and beyond. Further, Nextel International, which markets iDEN-based services in Latin and South America, has entered into a multi-year commercial agreement with Motorola that ensures the continued development on subscriber devices up to the end of 2011. TELUS continues to be active with Motorola and the iDEN community to successfully commercialize new and evolving subscriber devices.

During 2006, Sprint-Nextel continued to merge its operations as a result of Sprint's acquisition of Nextel. Sprint-Nextel announced that it will utilize Q-Chat technology, developed by Qualcomm, to provide future PTT services on its EVDO revision A (DOrA) CDMA network in addition to its PTT services on the iDEN network. Q-Chat on CDMA promises potential PTT performance approaching that of the iDEN technology in terms of call set-up time. It is anticipated that Sprint-Nextel will commercialize the DOrA-based Q-Chat service in 2008. It is also expected that Sprint-Nextel will promote interoperability between its iDEN PTT base and Q-Chat PTT service through a gateway technology once the Q-Chat service is launched. As TELUS has both iDEN and CDMA-based networks, it is well positioned to benefit from these technological advancements, however, there can be no assurance that these technologies will be commercially successful, or economic for TELUS.

Risk mitigation: As common and continual practice, TELUS optimizes capital investments to ensure positive payback periods for its investments and strong flexibility to consider future technology evolutions. Further, a portion of capital investments (such as towers, leasehold improvements, power systems, etc.) are technology agnostic. TELUS actively maintains leading performance indicators for its wireless networks in terms of network performance (such as dropped and blocked calls) and client management (such as churn indicators). TELUS maintains a close liaison with its network technology suppliers to influence and benefit from developments in iDEN and CDMA technology, including the promotion of convergence of the two technologies in order to maximize synergies from operating both. In addition, TELUS' roaming/resale agreements are possible because Bell Mobility and TELUS have similar CDMA technologies.

    Emerging wireless technologies represent both an opportunity and a competitive threat

Wireless technologies and protocols continue to be developed and extended for a variety of applications and circumstances, such as the Institute of Electrical and Electronics Engineers (IEEE) 802.xx suite of standards. A number of wireless technologies are capable of exploiting both licensed and unlicensed spectrum for both fixed and future mobile applications. While TELUS constantly reviews and examines such developments, and may from time to time choose to utilize a number of these technologies, there can be no assurance that these developments may not adversely impact TELUS in the future. In particular, the emergence of new Wi-Fi networks, including municipal deployments, and the development of Wi-Fi-based handsets may have a significant impact on traditional wireless services, and this may trigger a movement to VoIP services and promote erosion in ARPU. Further, this may also trigger an accelerated incremental investment in next generation wireless infrastructures.

As well, in recent years TELUS and certain of its current and potential competitors have acquired, through auction, regional radio spectrum licences in the 3.5GHz and 2.3GHz frequency bands. This spectrum can be used for the deployment of wireless services utilizing WiMax (802.16) wireless technology. WiMax is an emerging technology standard that will allow high bandwidth services to be offered over much wider geographic areas than Wi-Fi. A WiMax enabled service could attempt to compete against wireline services. At this time, WiMax does not support mobile services, although a standard (802.16e) that supports mobile services has recently been ratified by the IEEE. During 2006, Rogers and Bell Canada jointly built a network using pre-WiMax technology utilizing the Inukshuk 2.5GHz spectrum in numerous major Canadian cities. There can be no assurance that these emerging wireless technologies will represent a greater opportunity than threat for TELUS. (See Section 10.1 Competition.) In 2006, Industry Canada issued a policy that provides for a claw back of a portion of the 2500 MHz band for auction when mobile service is implemented in the band. (See Section 10.3 Regulatory.)

Risk mitigation: TELUS actively maintains a proactive approach to both the analysis and testing of emerging and alternative wireless access technologies. TELUS has categorized what could be considered evolutions of 3G technologies as well as what could be considered emerging 4G technologies for the purposes of determining technology maturity, deployment suitability and market readiness. In parallel, TELUS continues to invest in network upgrades that are technology agnostic and can be levered across various access technologies.

10.3 Regulatory

    Regulatory developments could have an adverse impact on TELUS' operating procedures, costs and revenues

TELUS' telecommunications and broadcasting services are regulated under federal legislation by the Canadian Radio-television and Telecommunications Commission (CRTC), Industry Canada and Canadian Heritage. The CRTC has taken steps to forbear from regulating prices for services offered in competitive markets, such as long distance and some data services, and does not regulate the pricing of wireless services. Local telecommunications services are regulated by the CRTC using a price cap mechanism. Major areas of regulatory review currently include the framework for forbearance from the regulation of residential and business local exchange services, price cap regulation, the framework for forbearance from the regulation of high-speed intra-exchange digital services and the utilization of the funds in the incumbent local exchange carriers' (ILEC) deferral accounts.

In 2005, the federal government undertook a review of Canada's telecommunications policy and regulatory framework. In March 2006, the review panel provided its Final Report to the Minister of Industry, recommending an end to the presumption that telecommunications services must be regulated and a shift to reliance on market forces. TELUS endorses the recommendations made by the Telecommunications Policy Review panel in its Final Report and will continue to advocate implementation of the panel's recommendations in 2007.

The outcome of the regulatory reviews, proceedings and Court or Federal Cabinet appeals discussed below and other regulatory developments could have a material impact on TELUS' operating procedures, costs and revenues.

    Local forbearance

On April 6, 2006, the CRTC issued Forbearance from the regulation of retail local exchange services, Decision 2006-15, and established the framework for forbearance (price deregulation) for local exchange services. This framework provided guidance on when the ILECs will be eligible for forbearance for their retail residential and business local exchange services. Wholesale regulation related to the provision of local exchange service was not within the scope of this proceeding. An ILEC will be eligible for forbearance from price regulation of residential or business retail local exchange services in individual geographic areas known as local forbearance regions (LFRs) when all of the following five conditions are satisfied: (1) the ILEC's competitors in the LFR have a combined market share of at least 25%; (2) the ILEC has met the required standards for each of 14 specified competitor quality of service
(CQoS) indicators for the six-month period preceding the date of the application; (3) the ILEC makes certain services available to competitors (i.e., bundled ADSL, Ethernet access and transport services); (4) the ILEC has implemented competitor access to its operational support systems; and (5) the ILEC has demonstrated that rivalrous behaviour exists in the relevant market.

The CRTC also shortened the period during which an ILEC is prohibited from contacting a former residential local exchange customer (regarding any services), for the purpose of attempting to win the former customer back, from 12 months to 90 days in all LFRs. The existing restrictions on promotions, bundling, and waiving of service charges would remain in place until forbearance. The equivalent winback restriction in the business market remained at 90 days. In addition, an ILEC would be eligible to have the local winback no-contact rule eliminated entirely in a given LFR when both of the following two conditions are satisfied: (1) the ILEC's competitors in the LFR have a combined market share of at least 20%; and (2) the ILEC has met the required standards for each of 14 specified CQoS indicators for the three-month period preceding the date of the application.

Since Decision 2006-15 was issued, the CRTC initiated Public Notice 2006-9 to determine whether mobile wireless services should be considered to be part of the same relevant market as wireline local exchange services for forbearance analysis purposes. The CRTC has also initiated Public Notice 2006-12 to reassess certain aspects of Decision 2006-25 including: (1) whether the market share forbearance criterion threshold of 25% should be adjusted; and (2) whether the 20% market share loss threshold related to the local winback rule remains appropriate.

On October 5, 2006, TELUS applied to the CRTC to review and vary Decision 2006-15 by either removing the requirement for the ILECs to meet competitor quality of service standards as part of the forbearance criteria, or to limit the extent to which competitor quality of service standards are included in the forbearance test. TELUS has no assurance that the CRTC will agree with TELUS' request to review and vary Decision 2006-15 and modify the forbearance criteria.

On December 11, 2006, the Minister of Industry proposed significant changes to the CRTC's framework for forbearance from regulation of residential and business local exchange services. The proposal would eliminate the current marketing restrictions on winbacks and most other promotions including the prohibition on waiving service charges for winback customers. The proposal would also replace the 25% market share loss test with a simple competitive presence test that would require the presence of at least three facilities-based telecommunications service providers (one of which could be an unaffiliated wireless service provider) for residential local exchange services, or at least two facilities-based telecommunications service providers for business local exchange services. As well, the proposal would reduce the competitor quality of service criteria that must be met as a pre-condition for forbearance and permit the ex parte filing of tariff applications for promotions. The proposed forbearance framework is subject to a public comment period after which the Federal Cabinet can issue an Order in Council to implement the proposed framework in its present form or revised to reflect input received during the comment period. There is no guarantee that this forbearance framework will be issued as proposed.

On December 18, 2006, the Governor in Council issued a direction to the CRTC to rely on market forces to the maximum extent feasible; to ensure technological and competitive neutrality and enable competition from new technologies; to use tariff approval mechanisms that are as minimally intrusive as possible; to complete a review of the framework for mandated access to wholesale services; to publish and maintain performance standards for its various processes; and to continue to explore new ways of streamlining its processes.

    Price cap regulation

Price cap regulation continues to apply to a basket of local services provided by ILECs. TELUS is subject to price cap regulation as an ILEC in Alberta, B.C. and Eastern Quebec. On May 30, 2002, the CRTC issued Decision 2002-34 and established a second four-year price cap period. This four-year price cap period was extended by one year to May 31, 2007 by the CRTC in Decision 2005-69. The CRTC incorporated a deferral account into the second price cap period to which an amount equivalent to the cumulative annual productivity adjustments for residential services in non-high cost serving areas is added. The productivity adjustments are determined using the gross domestic product productivity index (GDP-PI) less the productivity offset for the second price cap period of 3.5%.

The CRTC undertook a thorough review of the current price regulation regime in 2006 for the purpose of establishing the parameters for the next price cap period. This review was completed in November 2006 and the CRTC is expected to render its decision in this proceeding by the end of April 2007. There can be no assurance that the price regulation regime for TELUS beginning in June 2007 will be as or more favourable for TELUS than the current regime.

In February 2006, the CRTC issued Telecom Decision CRTC 2006-9 in which the CRTC determined that initiatives to expand broadband services to rural and remote communities and initiatives to improve accessibility to telecommunications services for individuals with disabilities are an appropriate use of the funds accumulated in the ILEC deferral accounts. To the extent that the accumulated deferral account exceeds approved initiatives, the remaining balance would be distributed in the form of a one-time rebate to local non-high cost serving area residential customers. Finally, the CRTC indicated that prospectively no further amounts are to be added to the deferral account and are to be dealt with via prospective residential local rate reductions.

In response to Decision 2006-9, TELUS filed its proposal for the use of the funds accumulated in its deferral account during the second price cap period. In September, TELUS proposed to expand broadband services to rural and remote communities and undertake initiatives to improve accessibility to telecommunications services for individuals with disabilities. On November 30, 2006, the CRTC issued Review of proposals to dispose of the funds accumulated in the deferral accounts, Telecom Public Notice CRTC 2006-15. This proceeding will more closely examine the ILECs' proposals for broadband expansion and allow Internet service providers an opportunity to identify where they are providing, and intend to provide, high-speed Internet service. TELUS is also waiting for decisions on two appeals filed with the Federal Court on how the funds in the ILECs' deferral accounts should be treated. There is no guarantee that the ILECs will be able to proceed with their proposals for the use of deferral account funds pending the outcome of the CRTC proceeding initiated by Public Notice 2006-15 and the appeals to the Federal Court.

    Essential services

The CRTC has issued Telecom Public Notice CRTC 2006-14, which will review the current definition of an essential service and the classifications and pricing principles for these services and non-essential services made available by the ILECs to their competitors. This proceeding will include an oral hearing and is currently scheduled to conclude in January 2008. TELUS has no assurance that the regulatory regime for the provision of essential and non-essential services to competitors will not be more onerous than the current regime.

    Quality of service rebate program

As part of the current price cap regime, the CRTC established a rate adjustment plan and associated rate rebates for ILECs that do not meet approved quality of service standards. TELUS has applied for the impact of events beyond its control, including TELUS' labour disruption and the flooding that occurred in Southern Alberta in 2005, to be recognized as adverse events and for their impact to be removed from TELUS' quality of service results. Recognition of these adverse events by the CRTC would reduce the quality of service rate rebates paid by the Company. Nevertheless, TELUS has no assurance that these penalties will not affect earnings in the future.

    TELUS' broadcasting distribution undertakings

The CRTC has approved applications by TELUS to operate terrestrial broadcasting distribution undertakings to serve various communities in Alberta and B.C. (August 2003) and Eastern Quebec (July 2005). In September 2003, the CRTC approved TELUS' application for a video-on-demand undertaking licence with the same terms and conditions as previously licensed undertakings in Canada. The licence is national in scope and extends for a seven-year term. There can be no assurance that implementation costs or projected revenues and expenses for TELUS' television service will be as planned.

    Voice over Internet protocol

In Regulatory framework for voice communication services using Internet protocol, Decision 2005-28, the CRTC determined that local VoIP services are functionally equivalent to local exchange service and that the current regulatory framework governing local competition will apply to local VoIP service providers. The CRTC also determined that ILECs may only provide VoIP services in their incumbent territories in accordance with approved tariffs.

In Decision 2006-53, the CRTC reaffirmed Decision 2005-28 and the regulatory regime established for VoIP services. However, on November 9, 2006, the Governor in Council issued Order in Council P.C. 2006-1314 and varied Decisions 2005-28 and 2006-53. As a result, the CRTC will no longer regulate the provision of access independent VoIP services provided by the ILECs within their incumbent territories.

    Radiocommunication licences regulated by Industry Canada

All wireless communications depend on the use of radio transmissions and, therefore, require access to radio spectrum. Under the Radiocommunication Act, Industry Canada regulates, manages and controls the allocation of spectrum in Canada and licenses frequency bands and/or radio channels within various frequency bands to service providers and private users. Voice and data wireless communications via cellular, SMR, ESMR and PCS systems, among others, require such licences. TELUS' PCS and cellular licences include various terms and conditions, such as: meeting certain performance levels, meeting Canadian ownership requirements, obligations regarding coverage and build-out, spending at least 2% of certain PCS and cellular revenues on research and development, annual reporting and resale to competitors. While TELUS believes that it is substantially in compliance with its licence conditions, there can be no assurance that it will be found to comply with all licence conditions, or if found not to be compliant that a waiver will be granted, or that the costs to be incurred to achieve compliance will not be significant. Initial licence fees and annual renewal fees are payable for licences that have not been obtained via spectrum auction. There can be no assurance that Industry Canada will not seek to increase these fees in the future.

A consultation process for the auction of AWS spectrum is expected to be announced in the first half of 2007, with a subsequent auction expected in late 2007 or 2008. An AWS auction was recently held in the United States with existing carriers and U.S. cable-TV companies actively participating. Canadian cable-TV companies and other entities may be interested in acquiring AWS spectrum. TELUS supports an open auction for AWS spectrum, without preferential treatment, but there is no guarantee that government will not reserve spectrum for new entrants or require incumbents to allow roaming or tower sharing for new entrants. (See Section 10.1 Competition.)

There is also speculation that Industry Canada may initiate an auction consultation process for spectrum that has not been assigned in the 2500 and 2600 MHz ranges, particularly in Alberta and Atlantic Canada. While spectrum in the 2500 and 2600 MHz ranges can be used for both fixed and mobile purposes (see emerging technologies above), it remains uncertain whether a claw back for one third of the currently licensed spectrum across Canada, in order to move to mobile use, will occur prior to the end of licence periods for Inukshuk and others in 2011. Moreover there is no guarantee that government will not reserve spectrum for new entrants.

    Implementation of wireless number portability (WNP)

In Decision 2005-72, the CRTC directed Bell Mobility, Rogers Wireless Inc. and the wireless division of TELUS to implement WNP in British Columbia, Alberta, Ontario and Quebec where local exchange carrier-to-local exchange carrier (LEC-to-LEC) local number portability is currently in place by March 14, 2007. In other areas and for other wireless carriers, WNP (where LEC-to-LEC local number portability is currently in place) for porting-out must be implemented by March 14, 2007 and for porting-in must be implemented by September 12, 2007. There is no assurance that TELUS and the other Canadian wireless carriers will be able to implement WNP in the required timeframe and/or without incurring significant additional costs and/or ongoing administration costs. Implementation of WNP portability may result in increased migration of network access lines to wireless services, increased wireless subscriber monthly churn and/or additional customer retention costs for TELUS.

When implemented in the U.S. in 2003, WNP did not cause a large increase in churn as initially anticipated. In addition, TELUS believes that WNP may open up an opportunity to more effectively market into the business/enterprise market in Central Canada where TELUS has a lower market share than its wireless competitors and lack of WNP is believed to have decreased its sales effectiveness. However, there can be no assurance that this will be the case.

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

While TELUS anticipates the chances of removal of foreign ownership restrictions under a minority government are low, if foreign ownership restrictions were reduced or eliminated, the risk of entry of a fourth foreign owned or financed wireless carrier by way of the anticipated upcoming wireless spectrum auction would be heightened. (See Section 10.1 Competition.)

Risk mitigation for regulatory matters: TELUS advocates a regulatory environment that relies, to the greatest extent possible, on market competition rather than regulatory intervention. TELUS believes this is in the best interest of customers. TELUS has also supported the relaxation of foreign ownership restrictions in the past, but believes that any such relaxation must be on an equal basis for broadcasting and telecommunications companies.

10.4 Human resources

    Collective bargaining at TELUS Quebec

Two collective agreements between TELUS Quebec and the Syndicat des agents de maitrise de TELUS covering professional and supervisory team members in Quebec expire on March 31, 2007 and are open for renewal negotiations. The larger of the two covers approximately 511 team members while the other agreement affects a smaller unit of 20 team members. In any set of labour negotiations, there can be no assurance that the negotiated compensation expenses or changes to operating efficiency will be as planned or that reduced productivity and work disruptions will not occur as a result of or following these negotiations.

Risk mitigation: A governance model is in place to ensure the financial and operating impact of any proposed terms of settlement are analyzed and determined to be aligned with TELUS' strategic direction. As is prudent in any round of collective bargaining, while negotiations proceed, any potential need to continue operations in response to work disruptions will be addressed through contingency planning.

    Reliance on key personnel

The success of TELUS is largely dependent on the abilities and experience of its key employees. Competition for highly skilled and entrepreneurial management and other key employees is intense in the communications industry. There can be no assurance that TELUS can retain its current key employees or attract additional executive officers or key employees as needed. The loss of certain key employees, or deterioration in employee morale resulting from organizational changes, unresolved collective agreements or ongoing cost reductions could have an adverse impact upon TELUS' growth, business and profitability. The largest external contributor to this risk, namely the forthcoming retirement of Canada's largest generation, will continue to increase in magnitude over the next several years.

Risk mitigation: Compensation at TELUS is designed to support its high-performance culture and is both market-driven and performance-based. This includes medium and long-term performance incentives including variable incentive pay based on performance at an individual, business unit and organizational level; stock options, restricted stock units (RSUs) and the TELUS Employee Share Purchase Plan; as well as a benefits program, which allows the tailoring of personal benefits plans to suit individual needs. Long-term performance incentives for certain key personnel include primarily three-year vesting periods for options and RSUs. By striving to ensure TELUS' compensation remains competitive, TELUS is focusing on maintaining the ability to attract and retain key personnel. Over the past 12 months, TELUS has further increased focus on talent attraction and retention by leveraging the merger of the wireless and wireline operations to establish best practices for recruitment throughout the enterprise; strengthening its focus on enhancing employee engagement and morale; and launching a strategic retention program including five-year vesting of certain long-term incentives for highly regarded senior personnel, diagnosing methods for enhanced retention of all employees, and implementing targeted retention solutions for employees with talents that are scarce in the marketplace.

10.5 Process risks

    TELUS systems, processes and internal reorganizations could negatively impact financial results and customer service

TELUS continues to develop a new billing system for the wireline segment, which includes re-engineering processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contract and information management. This customer-focused project requires extensive system development and, in itself, presents implementation risks due to the complexity of the implementation task and resource constraints, as well as reliance on newly developed third-party software. TELUS plans to implement this project in phases beginning with certain consumer accounts in 2007, and additional phases of conversion are planned over the next few years.

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

The ongoing integration of wireless and wireline operations into a single operating structure incorporates TELUS' customer-facing business units, technology infrastructure, operations and shared services. There is no assurance that this integration will provide the benefits and efficiencies that are expected, or that there will not be significant difficulties in combining the structures, which could result in a negative impact on operating and financial results.

Risk mitigation: In July 2006, TELUS implemented a pilot of the new billing system solution with more than 20,000 consumer accounts to test the entire solution in a production environment. In addition, project management of this initiative includes extensive risk, scope and change control, resource, and quality management. The quality assurance of the solution includes extensive functional, performance, and revenue assurance testing. TELUS has successfully implemented several new products and services on its existing billing solution in advance of implementation. As a result of these factors, the overall risk for this initiative has declined over the past 12 months and, based on the current implementation schedule, this risk is expected to be further reduced over the next 12 months.

With regard to internal reorganizations, TELUS has a dedicated business transformation group that closely manages these events leveraging expertise, learnings, and best practices gained from numerous merger and business integrations as well as efficiency-related reorganizations in recent years.

    Cost and availability of services

The availability of various data, video and voice services in competitive local exchange carrier (CLEC) regions where TELUS' wireline network is only partly available represents a challenge in terms of delivery deadlines, quality and cost of services. The lease of facilities from other telecommunications companies and rebilling for the use of their networks may prove to be costly and unprofitable.

Risk mitigation: TELUS continues to build its own facilities to reduce third-party reliance as facilitated by improved economics associated with winning additional business in the marketplace.

10.6 Financing and debt requirements

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

Risk mitigation: TELUS may finance future capital requirements with internally generated funds as well as, from time to time, borrowings under the unutilized portion of its bank credit facility or through the issuance of debt or equity securities.

In May 2005, TELUS entered into $1.6 billion of new bank credit facilities, which partially mitigates this risk. The new credit facilities consist of an $800 million (or U.S. dollar equivalent) revolving three-year credit facility and an $800 million (or U.S. dollar equivalent) five-year revolving credit facility. TELUS has more than $1.4 billion of available liquidity from unutilized credit facilities at December 31, 2006.

On July 26, 2002, TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, entered into an agreement with an arm's-length securitization trust under which it is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As at December 31, 2006, TCI had received aggregate cash proceeds of $500 million. Under the program, TCI is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service - currently A(low). In the event this rating is not maintained, the Company may be required to wind down the program prior to the termination date of the agreement. Effective November 30, 2006, the termination date was extended by one year to July 2008.

    Ability to finance maturing debt

TELUS has significant debt maturities in 2007 including U.S. $1.17 billion of TELUS 7.5% Notes maturing in June.

Risk mitigation: TELUS has taken several steps towards refinancing a significant amount of these Notes. In May 2006, TELUS successfully issued $300 million of 5.00% Notes, Series CB, with a seven-year maturity. The net proceeds of the offering were used to pay for the early termination of cross currency swap agreements related to TELUS' 7.5% U.S. dollar Notes that mature in June 2007. In addition, the Company has entered into forward starting interest rate swap agreements that have the effect of fixing the underlying interest rate on up to $500 million of future debt issuance. TELUS also has access to a shelf prospectus pursuant to which it can issue a further
$2.7 billion of debt and equity. TELUS believes that its investment grade credit ratings provide reasonable access to capital markets to facilitate future debt issuance.

     A reduction in TELUS credit ratings could impact TELUS' cost of capital and access to capital

A reduction in TELUS credit ratings could impact TELUS' cost of and access to capital. There can be no assurance that TELUS can maintain or improve current credit ratings.

Risk mitigation: TELUS seeks to achieve, over time, debt credit ratings in the range of BBB+ to A-, or equivalent. Three of the four credit rating agencies that rate TELUS now have ratings that are in line with this target and the fourth currently has TELUS under review for possible upgrade. TELUS has financial policies in place that were established to help maintain or improve existing credit ratings. Financial policies include long-term targets for the net debt to EBITDA ratio of 1.5 to 2.0 times (1.7 times as at December 31, 2006) and the net debt to total capitalization ratio of approximately 45 to 50% (47.5% as at December 31, 2006).

    Lower than expected free cash flow could constrain ability to invest in operations or make purchases under NCIBs

TELUS expects to generate free cash flow in 2007, which would be available to, among other things, repurchase shares and pay dividends to shareholders. While anticipated cash flow is expected to be more than sufficient to meet current requirements and remain in compliance with TELUS' financial policies, these intentions could constrain TELUS' ability to invest in its operations for future growth or to complete share repurchases. TELUS has set its financial policies with the expectation that payment of material cash income taxes will commence in 2008 and be substantial in 2009, as noted in Section 10.7 Tax matters. Payment of cash income taxes in the future will reduce the after-tax cash flow otherwise available to return capital to shareholders. If actual results are different from TELUS' expectations, there can be no assurance that TELUS will not need to change its financing plans, including its intention to repurchase a significant amount of shares, or pay dividends according to the target payout guideline.

Risk mitigation: In recent years, TELUS had sufficient cash flow to repurchase shares under NCIBs. The Company announced a new NCIB, effective from December 20, 2006 to December 19, 2007, to repurchase a maximum of 24 million TELUS shares. Under NCIB programs in place from December 2004 to December 2006, the Company has repurchased 39.4 million shares for a total of $1.77 billion. As the Company begins paying cash income taxes after 2007, it may choose to not renew or to reduce the size of NCIBs, as warranted.

Quarterly, the TELUS Board reviews the dividend based on a number of factors including a target dividend payout ratio guideline of 45 to 55% of sustainable net earnings. This review prompted a 36.4% increase in the quarterly dividend payout rate from 27.5 cents to 37.5 cents effective with the dividend paid on January 1, 2007. At the January 1, 2007 level of dividend and shares outstanding, this would total approximately $507 million in dividends in 2007.

10.7 Tax matters

    Income tax amounts, including tax expense, may be materially different than expected

The operations of TELUS are complex and related tax interpretations, regulations and legislation pertaining to TELUS' activities are subject to continual change. The Company has significant amounts of income taxes receivable and payable, as well as future income tax liabilities. These amounts are based on estimates by TELUS management and potential changes to them. The timing of realizing such amounts can materially affect the determination of net income or cash flows in future periods. As noted in
Section 5: Results of operations - Income taxes, TELUS currently expects cash income taxes to be minimal in 2007, increasing in 2008, and substantial in 2009. In addition, the expected blended statutory income tax rate is expected to be 33 to 34% in 2007. There can be no assurance that these expectations will not change as a result of changes in interpretations, regulations and legislation.

The timing concerning the monetization or realization of future income tax accounts is uncertain, as it is dependent on future earnings of TELUS and other events. The amounts of future income tax liabilities are also uncertain, as the amounts are based upon substantively enacted future income tax rates in effect at the time, which can be changed by governments. The amount of future income tax liabilities is also based upon the Company's anticipated mix of revenues among the jurisdictions in which it operates, which is also subject to change.


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

In 2006, the Company continued to further expand its activities into the United States and other foreign jurisdictions. In the U.S., federal, state and local jurisdictions have created varying regimes for income, revenue, sales and use and property taxes. In addition to such regimes being complex, the sheer number and variation of such regimes in the U.S. jurisdictions in which the Company has entered into transactions are causes for additional financial risk to the Company.

Each foreign jurisdiction in which the Company has entered into transactions has its own taxation peculiarities in addition to the language and currency complexities such jurisdictions impose. Accordingly, TELUS' foreign expansions during 2006 have added to the exposure to tax risk the Company faces.

Risk mitigation: The Company maintains an internal Taxation function comprised of professionals who are trained and educated in taxation administration and who maintain an up-to-date knowledge base of new developments in the underlying law, its interpretations and jurisprudence. This function is also responsible for the specialized accounting required for income taxes and accordingly this group is charged with maintaining state-of-the-art knowledge of tax accounting developments and the implementation of such relevant measures as are required from time to time.

The transactions of the Company are under continuous review by the Company's Taxation department whereby transactions of an unusual or non-recurring nature, in particular, are assessed from multiple risk-based perspectives. Tax-related transaction risks are regularly communicated to and reassessed by external tax counsel as a check to initial exposure assessment. As a matter of regular practice, large transactions are reviewed by external counsel and other third-party advisors may also be engaged to express their view as to the potential for tax eligibility.

The Company has engaged external counsel and advisors as appropriate to provide advice and to comply with tax laws in the jurisdictions in which it has operations of any significance. The advice and returns provided by such advisors and counsel are reviewed for reasonableness by the TELUS internal Taxation function.

10.8 Health, safety and environment

    Team member health, wellness and safety

Lost work time, resulting from the illness or injury of a TELUS team member, can negatively impact organizational productivity and employee benefit healthcare costs.

Risk mitigation: To minimize absence in the workplace, TELUS supports a holistic and proactive approach to team member health by providing comprehensive wellness, disability, ergonomic and employee assistance programs. TELUS has long-standing programs to provide training and orientation to team members, and contractors and suppliers who access TELUS facilities, in regards to TELUS' safe work practices and expectations. However, there can be no assurance that these practices will be effectively followed in all situations.

    Radio frequency emission concerns

Some studies have asserted that radio frequency emissions from wireless handsets may be linked to certain adverse health effects.

Risk mitigation: The overwhelming evidence in the scientific community, as determined and published in numerous studies worldwide, supports the conclusion that there is no demonstrated public health risk associated with the use of wireless phones. These include a study published in the Journal of the National Cancer Institute in 2006, involving 420,000 cell phone users in Denmark, which found that cell phone users are no more likely than anyone else to suffer a range of cancer types. Government agencies in Canada responsible for establishing safe limits for signal levels of radio devices also support the conclusion that wireless telephones are not a health risk. TELUS believes that the handsets sold by TELUS comply with all applicable Canadian and U.S. government safety standards.

There can be no assurance that future health studies, government regulations or public concerns about the health effects of radio frequency emissions would not have an adverse effect on the business and prospects for TELUS. For example, public concerns could reduce customer growth and usage or increase costs as a result of modifying handsets, incremental legal requirements and product liability lawsuits. TELUS continues to monitor developments in this area.

    Responsible driving

Some studies, including reports released by the Insurance Corporation of B.C. and the University of Montreal, have shown an increase in distraction levels for drivers using wireless phones while driving.

Risk mitigation: In July 2004, New Jersey and Washington, D.C. followed a precedent set by New York in 2001 by enacting bans on handheld wireless phone use by drivers. Newfoundland & Labrador is currently the only Canadian province to ban drivers' use of handheld wireless phones, however, as with similar bans on handheld phone use while driving, the province allows the use of hands-free wireless kits.

TELUS promotes responsible driving and recommends that driving safely should be every wireless customer's first responsibility. TELUS believes that current laws adequately address the matter, and laws that are specific to mobile phones are unnecessary and counterproductive.

There can be no assurance that additional laws against using wireless phones while driving will not be passed and that, if passed, such laws will not have a negative effect on subscriber growth rates, usage levels or wireless revenues.

    Concerns about environmental issues, particularly related to contaminated property and the associated risk to human health or wildlife

To conduct business operations, TELUS owns or leases a large number of properties. The presence of fuel systems for back-up power generation enables the provision of reliable service, but also poses the most significant environmental risk to the Company. Spills or releases of fuel from these systems have occurred at times in the past, with maximum cost incurred at any site of approximately $1 million. Hazardous chemicals are commonly used at many sites and within the telecommunications industry in general. As well, certain hazardous materials are found only at some locations. Based on the volume and the nature of some of the specific chemicals handled, there is a risk to the Company and its directors and officers posed by the liability from potential spills and releases of hazardous chemicals into the environment. A significant portion of this risk is associated with the clean-up of sites contaminated by historic TELUS practices or by previous owners. There has been little change to TELUS' environmental risks over the past 12 months. Although TELUS takes proactive measures to identify and mitigate environmental exposures and employs an environmental management system, there can be no assurance that specific environmental incidents will not impact TELUS operations in the future.

Risk mitigation: TELUS' environmental risks are considered immaterial to TELUS' financial results, however, poorly executed environmental performance or risk mitigation could have negative legal, brand or community relations impacts. The risk posed by fuel systems is being addressed through a program to install containment and monitoring equipment at sites with systems of qualifying size. Further detailed assessment of environmental risks can be found in the TELUS corporate social responsibility report on the Company's website.

10.9 Litigation and legal matters

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

    TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan

Two statements of claim were filed in the Alberta Court of Queen's Bench on December 31, 2001, and January 2, 2002, respectively, by plaintiffs alleging to be either members or business agents of the Telecommunications Workers Union (TWU). In one action, the three plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan and in the other action, the two plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Edmonton Pension Plan. The statement of claim in the TELUS Corporation Pension Plan related action named the Company, certain of its affiliates and certain present and former trustees of the TELUS Corporation Pension Plan as defendants, and claims damages in the sum of $445 million. The statement of claim in the TELUS Edmonton Pension Plan related action named the Company, certain of its affiliates and certain individuals who are alleged to be trustees of the TELUS Edmonton Pension Plan and claims damages in the sum of $15.5 million. On February 19, 2002, the Company filed statements of defence to both actions and also filed notices of motion for certain relief, including an order striking out the actions as representative or class actions. On May 17, 2002, the statements of claim were amended by the plaintiffs and include allegations, inter alia, that benefits provided under the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan are less advantageous than the benefits provided under the respective former pension plans, contrary to applicable legislation, that insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted. The Company filed statements of defence to the amended statements of claim on June 3, 2002. The Company believes that it has good defences to the actions.

Should the ultimate resolution of these lawsuits differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

Risk mitigation: As a term of the settlement reached between TELUS Communications Inc. and the TWU that resulted in a collective agreement effective November 20, 2005, the TWU has agreed to not provide any direct or indirect financial or other assistance to the plaintiffs in these actions, and to communicate to the plaintiffs the TWU's desire and recommendation that these proceedings be dismissed or discontinued. However, the Company has been advised by the TWU that the plaintiffs have not agreed to dismiss or discontinue these actions, and the Company has not been informed of any change in this regard.

    Ontario Court of Appeal ruling in 2005

In June 2005, the Ontario Court of Appeal unanimously overturned a 2003 trial court decision and ruled that when TCI's predecessor BC TEL redeemed its $125 million Series AL Bonds in December 1997, it was in breach of a covenant contained in the deed of trust and mortgage under which the Bonds were issued. The Ontario Court of Appeal returned the case to the trial courts to determine damages, and the Supreme Court of Canada denied leave to appeal by the Company in January 2006. The Ontario Court of Appeal further ruled in November 2006 that this lawsuit should be treated as a representative action by all bondholders and not just the named plaintiffs. The magnitude of amounts ultimately paid will depend in part on the method of calculating damages and who are entitled to damages, which remain to be litigated. Should the assessed damages be significantly different than management's expectations, a material adjustment could be recorded in the Company's Consolidated statements of income.

Risk mitigation: The Company believes that it has conservatively accrued for damages. This ruling relates to a matter prior to the 1999 merger of BC TELECOM and TELUS Corporation (Alberta), and does not impact TELUS' current debt instruments.

    Bill 198

On December 31, 2005, provisions announced by the Government of Ontario came into force, creating liability for misrepresentations by public companies in written disclosure and oral statements. These amendments also created liability for fraud and market manipulation. Since then, other provinces have adopted or are expected to adopt similar legislation.

These amendments create a right of action for damages against TELUS, its directors and certain of its officers in the event that TELUS or a person with actual, implied or apparent authority to act or speak on behalf of TELUS releases a document or makes a public oral statement that contains a misrepresentation or TELUS fails to make timely disclosure of a material change.

This legislation permits action to be taken by any person or company that acquires or disposes of TELUS securities in the secondary market during the period of time that the misrepresentation remains uncorrected in the public or, in the case of an omission, until such time as the material change has been disclosed. It is not necessary for the person or company to establish that they relied on the misrepresentation in making the acquisition or disposition.

Risk mitigation: In 2005, TELUS conducted a review of its disclosure practices and procedures and the extent to which they are documented. As part of that review, TELUS consulted external advisors. This review indicated that TELUS has well-documented and fulsome processes in place, including a corporate disclosure policy (publicly available on telus.com/corporate governance) that restricts spokespersons to specifically designated senior management, provides a protocol for dealing with analysts and oral presentations, and has a disclosure committee to review and determine disclosure of material facts and information, as well as the communication approach to issues. TELUS re-evaluated its disclosure practices and procedures in 2006, and believes that they continue to be appropriate and prudent and that its risk exposure is reasonable and has not changed significantly over the past 12 months. However, there can be no assurance that TELUS' processes will be followed by all team members at all times.

    Legal and regulatory compliance

TELUS relies on its employees, officers, Board of Directors, key suppliers and partners to demonstrate reasonable legal and ethical standards. Situations might occur where individuals do not adhere to TELUS policies, or where personal information of a TELUS customer or employee is inadvertently collected, used or disclosed in a manner that is not fully compliant with legislation, thereby exposing TELUS to the possibility of damages, sanctions and fines, or negatively affecting financial or operating results.

In 2006, the Company continued to expand its activities into the United States and other foreign jurisdictions. Its subsidiaries that operate in foreign jurisdictions are required to comply with local laws and regulations, which may differ substantially from Canadian laws and add to the legal exposure the Company faces.

Risk mitigation: Although management cannot predict outcomes with certainty, management believes it has reasonable policies, processes and awareness in place for proper compliance and that these programs are having a positive effect on reducing risks. Since 2002, TELUS has instituted for its employees, officers and directors an ethics policy and in 2003, established a toll-free EthicsLine for anonymous reporting by anyone who has issues or complaints. Since 2003, TELUS has a designated compliance officer whose role is to work across the enterprise to ensure that the business has the appropriate controls and measurements in place to facilitate legal and regulatory compliance, including compliance under privacy legislation. The compliance officer reports jointly to the Audit Committee and the Executive Vice-President of Corporate Affairs. This dual reporting status provides a direct line-of-sight reporting to the Audit Committee to address identified risks. In addition, external legal advisors qualified in the relevant foreign jurisdictions are engaged by TELUS' subsidiaries to provide legal advice as appropriate.

10.10 Manmade and natural threats

    Concerns about natural disasters and intentional threats to TELUS' infrastructure and operations

Recognizing that TELUS, as a communications company, is a key provider of critical infrastructure to Canada, there exists ongoing exposure to natural disasters and intentional threats to TELUS' network, IT, physical assets and team members.

Risk mitigation: TELUS has an extensive business continuity program (BCP) with resources dedicated to design, maintain and execute business continuity/disaster recovery plans. The mandate of TELUS' business continuity office is to develop and maintain a common business continuity program (policies, processes and metrics) across the organization based on best practices. This critical program enables TELUS' continued ability to serve customers, protect corporate assets, and strive to ensure employee protection and safety.

During 2006, TELUS made progress in regards to a number of multi-year business continuity readiness initiatives including: updating the health epidemic plan, improving building structures to mitigate seismic risks, and implementing web-enabled BCP software to support customized BCP site plan development for all TELUS locations. In addition, contingency planning was renewed for outstanding labour negotiations.

Although TELUS has robust and ongoing business continuity planning processes, there can be no assurance that specific events will not impact TELUS operations and results.

    Security - Electronic attack

Electronic attacks are the intentional acts of individuals or organized groups to gain unauthorized access to TELUS information or to prevent legitimate users from gaining access. These acts employ a number of methods ranging from social engineering - non-technical types of intrusion that rely heavily on human interaction and tricking people into breaking normal security procedures
- to the use of sophisticated malicious software.

Risk mitigation: TELUS, using a layered security approach, has implemented a number of proactive, reactive and containment processes and systems to safeguard its IT infrastructure, information repositories and information distribution. Information security policies and procedures are in place governing the duties of those responsible for information confidentiality and integrity. Intrusion detection systems, access controls and incident response procedures are in place to provide continuous monitoring of TELUS IT infrastructure. Although TELUS has robust and ongoing IT and network security planning processes, there can be no assurance that specific events will not impact TELUS operations and results.

TELUS faces potential exposure and risk when sharing information with external business partners and these business partner systems are compromised. TELUS reviews this risk when entering into new agreements.

    Security - Vandalism and theft

TELUS has a number of publicly situated physical assets, including public payphones, copper cable, network and telephone switch centres, that could be subjected to vandalism and/or theft.

Risk mitigation: Using factors such as the importance of the asset, the exposure risks and the potential costs incurred should the asset be damaged or stolen, TELUS has implemented an array of physical and electronic barriers, and controls and monitoring systems to protect its assets.

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

    Climate change impacts

TELUS recognizes that the impacts of climate change, including severe weather events, may bring additional exposure to TELUS infrastructure and operations. In 2006, specific attention was directed to climate change within the TELUS business continuity planning framework, including issues such as rising sea levels, altered patterns of agriculture, potential for increased incidence of extreme weather events (including flash flooding and high winds), drier conditions resulting in more wildfires, and the expansion of the range of tropical diseases, as well as pandemics. Each of these threats has the potential to affect TELUS operations, from physical damage to scarcity of resources, thus resulting in impacts on customer service and provision of emergency services.

Risk mitigation: TELUS has a number of business continuity and network operations plans and practices in place to address a spectrum of scenarios linked to climate change impacts. These include but are not limited to the use of flood tube technology to protect building and network assets from flooding, the development of equipment relocation plans, and the designed redundancy and diversity of the Company's networks.

Although TELUS has practices and planning processes in place, there can be no assurance that specific events will not impact TELUS operations and financial results.

10.11 Economic growth and fluctuations

Canadian real GDP growth for 2006 was recently estimated by the Bank of Canada at 2.8%. This estimated growth reflects weaker net Canadian exports and the weaker near-term outlook for the U.S. economy. The U.S. economy has recently been constrained by the significant slowdown that is occurring in the U.S. housing sector and the slowing demand for automobiles. Accordingly, the Bank of Canada views the U.S. slowdown as a cyclical correction leading to a temporary slowing of economic growth and not a contraction. The Canadian consumer price index (CPI) inflation has been volatile due to developments in the energy markets and effects of the one percentage point reduction in the federal goods and services tax. However, there are indications of increased price pressure spilling over into other prices as Canadian core inflation increased from near 1% to 2% by mid-2006. This was an indication that the Canadian economy had been operating at just above its productive capacity. The principal risk to Canadian economic growth is a more pronounced U.S. economic slowdown and/or a significant decline in global demand for commodities. This would have a significant negative impact on the demand for Canadian produced goods and services.

Growth in B.C. and Alberta (estimated 2006 GDP growth rates of 3.6% and 6.6%, respectively) was higher than the national average, leading to strong housing growth, and increased business activity in TELUS' incumbent territory. Growth rates are expected to be moderate in 2007, but remain stronger in the West than in Central Canada. As noted in Forward-looking statements, TELUS' assumption for economic growth in Canada is approximately 2.7% in 2007, consistent with recent estimates from the Conference Board of Canada. There can be no assurance that Canadian economic growth will attain this level.

    Significant economic downturns or recessions may adversely impact TELUS

In the event of an uncertain economy or an economic downturn, residential and business telecommunications customers may delay new service purchases, reduce volumes of use, discontinue use of services, or seek lower-priced alternatives. Significant economic downturns or recessions could adversely impact TELUS' profitability, free cash flow and bad debt expense, and potentially require the Company to record impairments to the carrying value of its assets including, but not limited to, its intangible assets with indefinite lives (spectrum licences) and its goodwill. Impairments to the carrying value of assets would result in a charge to earnings and a reduction in shareholders' equity, but would not affect cash flow.

Risk mitigation: The Company cannot completely mitigate economic risks. However, by expanding nationally since 2000, TELUS has gained exposure to the more diversified manufacturing economies in Ontario and Quebec, and has become somewhat less exposed to regional weakness. TELUS is currently benefiting from growth in the cyclical resource economies in B.C. and Alberta. Conversely, reduced growth in Ontario and Quebec has likely contributed to more moderate growth in TELUS' non-incumbent wireline operations.

    Pension funding

Economic fluctuations could also adversely impact the funding and expense associated with the defined benefit pension plans that TELUS sponsors. There can be no assurance that TELUS pension expense and funding of its defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow. Defined benefit funding risks may occur if total pension liabilities exceed the total value of the respective trust funds. Unfunded differences may arise from lower than expected investment returns, reductions in the discount rate used to value pension liabilities, and actuarial loss experiences.

Risk mitigation: TELUS seeks to mitigate this risk through the implementation of policies and procedures designed to control investment risk and ongoing monitoring of its funding position. In 2006, TELUS made cash contributions of $172 million to its pension plans (including $123 million to its defined benefit plans) and slightly reduced levels are expected in 2007. While TELUS cannot apply the surplus in one defined benefit pension plan to a deficit in another plan, at December 31, 2006, TELUS' defined benefit pension plans in aggregate were in a surplus position by $263.6 million, as plan assets exceeded accrued benefit obligations.

11. Reconciliation of non-GAAP measures and definition of key operating indicators

11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA)

TELUS has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units, segments and the Company. EBITDA is also utilized in measuring compliance with debt covenants - see Section 11.4 EBITDA excluding restructuring and workforce reduction costs. EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.

EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company's performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

The following is a reconciliation of EBITDA with Net income and Operating income:


--------------------------------------------------------------------------------------------------------------------------------
											      Years ended December 31
($ millions)											2006 		2005
--------------------------------------------------------------------------------------------------------------------------------
Net income		                                                                        1,122.5           700.3
Other expense (income)		                                                                   28.0 	   18.4
Financing costs		                                                                          504.7 	  623.1
Income taxes		                                                                          351.0 	  322.0
Non-controlling interest		                                                            8.5 	    7.8
---------------------------------------------------------------------------------------------------------------------------------
Operating income		                                                                2,014.7 	1,671.6
Depreciation		                                                                        1,353.4 	1,342.6
Amortization of intangible assets		                                                  222.2 	  281.1
---------------------------------------------------------------------------------------------------------------------------------
EBITDA		                                                                                3,590.3 	3,295.3
=================================================================================================================================

In addition to EBITDA, TELUS calculates EBITDA less capital expenditures as a simple proxy for cash flow in its two reportable segments. EBITDA less capital expenditures is used for comparison to the reported results for other telecommunications companies and is subject to the potential comparability issues of EBITDA described above. EBITDA less capital expenditures is calculated for TELUS as follows:


---------------------------------------------------------------------------------------------------------------------------------
	                                                                                      Years ended December 31
($ millions)											2006 		2005
--------------------------------------------------------------------------------------------------------------------------------
EBITDA												 3,590.3 	 3,295.3
Capital expenditures (Capex)		                                                        (1,618.4)	(1,319.0)
--------------------------------------------------------------------------------------------------------------------------------
EBITDA less capital expenditures		                                                 1,971.9 	 1,976.3
=================================================================================================================================

11.2 Free cash flow

The Company has issued guidance on and reports free cash flow because it is a key measure used by management to evaluate its performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the Consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, free cash flow is considered relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before proceeds from divested assets and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).

The following reconciles free cash flow with Cash provided by operating activities less Cash used by investing activities:


---------------------------------------------------------------------------------------------------------------------------------
                                                                                              Years ended December 31
($ millions)		 									2006 		2005
---------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities		                                                 2,803.7  	 2,914.6
Cash (used) by investing activities		                                                (1,675.2)       (1,355.2)
--------------------------------------------------------------------------------------------------------------------------------
	                            	                                                         1,128.5 	 1,559.4
Net employee defined benefit plans expense		                                             5.4 	    (3.9)
Employer contributions to employee defined benefit plans		                           123.3 	   118.8
Amortization of deferred gains on sale-leaseback of buildings,
 amortization of deferred charges and other, net		                                   (51.7)	    (1.1)
Reduction (increase) in securitized accounts receivable		                                      -- 	  (350.0)
Non-cash working capital changes except changes in taxes, interest
 and securitized accounts receivable, and other		                                           338.1 	   106.1
Acquisitions		                                                                            49.0 	    29.4
Proceeds from the sale of property and other assets		                                   (14.9)	    (4.5)
Other investing activities		                                                            22.7 	    11.3
---------------------------------------------------------------------------------------------------------------------------------
Free cash flow (2006 definition)		                                                 1,600.4 	 1,465.5
Donations and securitization fees included in
Other expense		                                                                           (29.1)	   (14.6)
--------------------------------------------------------------------------------------------------------------------------------
Free cash flow (2007 definition)		                                                 1,571.3 	 1,450.9
=================================================================================================================================

The following shows management's calculation of free cash flow.

											      Years ended December 31
($ millions)											2006 		2005
--------------------------------------------------------------------------------------------------------------------------------
EBITDA		                                                                                3,590.3 	 3,295.3

Restructuring and workforce reduction costs net of cash payments		                   (4.0)	   (13.6)
Share-based compensation		                                                           25.1 	    24.3
Cash interest paid		                                                                 (516.1)	  (638.3)
Cash interest received		                                                                   24.2 	    47.3
Income taxes received (paid), less investment tax credits received that
 were previously recognized in either EBITDA or capital expenditures, and other		           99.3 	    69.5
Capital expenditures		                                                               (1,618.4)	(1,319.0)
--------------------------------------------------------------------------------------------------------------------------------
Free cash flow (2006 definition)		                                                1,600.4 	 1,465.5
Donations and securitization fees included in
  Other expense		                                                                          (29.1)	   (14.6)
--------------------------------------------------------------------------------------------------------------------------------
Free cash flow (2007 definition)		                                                1,571.3 	 1,450.9

=================================================================================================================================

11.3 Definition of key operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenues derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend). COA for 2006 was $532.6 million. COA for 2005 was $494.3 million.

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

EBITDA excluding COA is a measure of operational profitability normalized for the period costs of adding new customers.

Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

11.4 Definition of liquidity and capital resource measures

Dividend payout ratio is defined as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the 12-month trailing period. The target guideline for the annual dividend payout ratio on a prospective basis, rather than on a trailing basis, is 45 to 55% of sustainable net earnings.

EBITDA excluding restructuring and workforce reduction costs is used for the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring and workforce reduction costs were $67.8 million and $53.9 million, respectively, for the years ended
December 31, 2006 and 2005.

EBITDA interest coverage is defined as EBITDA excluding restructuring divided by Net interest cost. This measure is substantially the same as the Coverage Ratio covenant in TELUS' credit facilities.

Funded debt, in general terms, is borrowed funds less cash on hand as defined in the Company's bank agreements.

Interest coverage on long-term debt is calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense divided by interest expense on long-term debt. Interest expense on long-term debt for the 12-month trailing period ending December 31, 2006 includes losses on redemption of long-term debt. The 12-month periods ended December 31, 2006 and 2005 include accruals for estimated costs to settle a lawsuit.

Net debt is a non-GAAP measure whose nearest GAAP measure is the sum of Long-term debt and Current maturities of long-term debt, as reconciled below. The definition was changed in 2006 to include securitized accounts receivable, which is closer to methods used by credit rating agencies. Net debt, before addition of securitized accounts receivable and certain other minor differences, is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).


                                                                                                   At December 31
($ millions)											2006 		2005
---------------------------------------------------------------------------------------------------------------------------------
Current maturities of long-term debt								1,434.4 	    5.0
Long-term debt											3,493.7 	4,639.9
---------------------------------------------------------------------------------------------------------------------------------
												4,928.1 	4,644.9
Net deferred hedging liability									  838.5 	1,158.1
---------------------------------------------------------------------------------------------------------------------------------
Debt												5,766.6 	5,803.0
Cash and temporary investments									   11.5 	   (8.6)
Securitized accounts receivable									  500.0 	  500.0
---------------------------------------------------------------------------------------------------------------------------------
Net debt											6,278.1 	6,294.4
=================================================================================================================================

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

Net debt to EBITDA is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA excluding restructuring and workforce reduction costs. TELUS' guideline range for Net debt to EBITDA is from 1.5 to
2.0 times. Historically, Net debt to EBITDA is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities.

Net debt to total capitalization provides a measure of the proportion of debt used in the Company's capital structure. The long-term target ratio for Net debt to total capitalization is 45 to 50%.

Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of long-term debt are included in net interest cost. Net interest costs for the 12-months ending December 31, 2006 and 2005 are equivalent to reported quarterly financing costs over those periods.

Total capitalization is calculated as follows:

                                                                                                   At December 31
($ millions)		2006 		2005
--------------------------------------------------------------------------------------------------------------------------------
Net debt	                                                         	                 6,278.1 	 6,294.4
Non-controlling interests		                                                            23.6 	    25.6
Shareholders equity		                                                                 6,928.1  	 6,870.0
---------------------------------------------------------------------------------------------------------------------------------
Total capitalization (book value)	                            	                        13,229.8 	13,190.0
=================================================================================================================================




Exhibit 5:  Consent of Independent Registered Chartered Accountants


We consent to the incorporation by reference in Registration Statement No. 333-1275770 on form F-10 and Registration Statement No.'s 333-125486, 333-121629, 333-115750, 333-110964 and 333-103562 on form S-8 of our reports dated February 14, 2007 relating to the financial statements of TELUS Corporation for the year ended December 31, 2006 and management's report on the effectiveness of internal controls over financial reporting as of December 31, 2006 appearing in this Annual Report on Form 40-F of TELUS Corporation for the year ended December 31, 2006.

       /s/Deloitte & Touche, LLP
       ____________________________
       (Signed Deloitte & Touche, LLP)
       Vancouver, British Columbia, Canada
       March 16, 2007



Exhibit 6:  Amended 2006 Ethics Policy

                            TELUS ETHICS POLICY

                                 May 2006

                            TELUS Ethics Policy

                            Table of Contents

Introduction	                                                    4
Responsibilities	                                            5
   Team TELUS	                                                    5
   Compliance/Exceptions	                                    5
   Managers                                                         6
   Senior Managers (Directors and above)	                    6
   TELUS Board of Directors Members and Employees Who Represent
     TELUS as Directors on Other Organization Boards	            6
   Ethics Office	                                            6
   Ethics Work Group	                                            6
Ethical Decision Making	                                            7
     1.  Questions to Ask Yourself	                            7
     2.  Review Guidelines and Policies	                            7
     3.  Talk to Your Manager	                                    8
     4.  Expert Assistance	                                    8
     5. TELUS EthicsLine	                                    8
     6.  Last Resort Resolution	                                    9
Ethical Guidelines	                                           10
   Customer and Team TELUS Information	                           10
     Privacy of Communications	                                   10
     Confidentiality of Information	                           10
     Case Studies	                                           10
Integrity	                                                   13
     Personal and Corporate Integrity	                           13
     Proprietary Rights of Others	                           13
     Compliance with Laws	                                   13
     International Operations	                                   13
     Public Safety	                                           14
     Political Activities	                                   14
     Case Studies	                                           14
Company Assets	                                                   16
     Company Information	                                   16
     Public Disclosure	                                           16
     Business Records	                                           17
     Financial Transactions	                                   17
     Property	                                                   17
     Case Studies	                                           18
Conflict of Interest	                                           20
     Relationships	                                           20
     Competition	                                           21
     Future Business	                                           21
     Outside Demands	                                           21
     Information	                                           21
     Insider Trading	                                           21
    Gifts and Benefits	                                           22
    Case Studies	                                           22
Dealing with Suppliers, Contractors, Consultants and Agents	   25
    Selecting Suppliers, Contractors, Consultants and Agents	   25
    Adherence to applicable TELUS policies	                   25
    Case Study	                                                   26

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

In reviewing this Policy, team members are reminded that TELUS reserves the right to vary, revoke or amend any terms of the Policy as is required by the needs of the business. TELUS will notify team members of any amendments to the Ethics Policy prior to the changes becoming binding. Nevertheless, team members are encouraged periodically to review this Policy (at least annually) in order to remain familiar with its terms. To assist this review, team members are required to complete the e.ethics training module each year. The Ethics Policy constitutes a term of the employment contract.

This Policy is available on the Company's intranet and is publicly available on the Company's website, at www.telus.com, www.telusinternational.com, www.telusmobility.com and www.telusquebec.com.



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

At TELUS, we not only do things right, but we should strive to do the right things. Each member of our team takes responsibility for their actions including:

    * Observance of the guidelines outlined in this and other company policies wherever in the world we are working

    * Compliance with applicable local, provincial and federal laws and regulations

All business activities should be able to stand up to possible public scrutiny and further investigation if required.

The guidelines in this policy are based upon generally accepted standards of ethical business conduct and applicable civil and criminal laws. The absence of a guideline covering a particular situation does not relieve any of us from the responsibility for acting ethically.

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

If you become aware of a possible violation of the Ethics Policy you are requested to report this to the Director- Ethics and Controls Compliance (for more details please refer to the TELUS EthicsLine section). Members of the TELUS Board of Directors may also advise the Chair of the Board of potential violations. The Chair will refer the matter to the Director - Ethics and Controls Compliance for investigation, resolution and reporting.

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

Senior Managers (Directors and above)

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

Ethics Work Group

An Ethics Work Group oversees the Ethics Policy and annual reporting to senior management and the Audit Committee of the TELUS Board of Directors. If an ethical issue is unresolved, as a body of last resort, the Ethics Work Group is available to discuss and guide issue resolution and provide input on any ethical situations brought forward. Members of the Ethics Work Group include representatives from Risk Management, Human Resources, Corporate Affairs, Corporate Security and the Chief Financial Officer.

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

    Signing Authority Policy
    Corporate Security Policies and Corporate Security Manual
    Respectful Workplace Policy
    Alcohol and Drug Corporate Policy
    TELUS Health and Safety Policy
    Environmental Policy
    TELUS Privacy Code
    Corporate Credit Card Policy
    Corporate Disclosure and Confidentiality of Information
    Insider Trading Policy
    Records Retention Policy (To be issued)


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

4.  Expert Assistance

If you have tried the above sources but still have questions, assistance is available through designated subject matter experts in Human Resources, Legal, Privacy, Corporate Security, Regulatory Affairs and Accounting Policies. Names and contact telephone numbers are listed on the company's internal website, under Ethics. TELUS Quebec team members should seek advice from the TELUS Quebec Director-Labour Relations and Ambergris Solutions team members should contact their Vice President for Human Resources.

5. TELUS EthicsLine

You may also contact the TELUS EthicsLine to request guidance or make a good-faith report about misconduct or a perceived violation of this Policy, another company policy or procedure or a government law or regulation, questionable business practices, potential fraud or accounting or auditing matters that may not be in compliance with this Policy. Reports may be made anonymously.

Phone toll free: 1-866-515-6333 (in North America)
Email: ethicsline@telus.com or ambergris.ethicsline@telus.com

Handling of the Report
For Inquiries:
-------------
The Ethics Office will assist team members in ethical decision-making by providing guidance concerning this Policy. The Ethics Office may also refer team members to or involve subject matter experts within TELUS for assistance. Inquiries regarding labour relations and employment matters or customer service complaints will be re-directed as indicated in the section below.

For Complaints:
---------------
a) Assessment of complaint

The Ethics Office will assess the nature of the complaint under the direction of Legal Services where appropriate. The following matters for which other remedies exist will not be investigated by the Ethics Office and will be redirected as follows:

    * Labour relations issues - Immediate manager or other members of management
    * Employment matters such as promotions, reprimands, suspensions, dismissals, harassment, discrimination - Human Resources
    * Customer service complaints - Customer Care or Client Care

With the exception of issues relating to union collective agreements, the Ethics Office will track all complaints, including those that are redirected to other areas of expert assistance, until they are resolved.

b) Investigation

All reports are taken seriously. Each allegation will be promptly investigated by the Ethics Office in conjunction with subject matter experts within TELUS if necessary. The Ethics Office may request the assistance of TELUS Corporate Security or other departments for investigation of the allegation or other related issues. If substantiated, the allegation will be resolved through appropriate corrective action and/or discipline. If you choose to identify yourself, you will be provided with feedback when the Ethics Office has completed its review. Every effort will be made to maintain confidentiality for those who contact the Ethics Office or who are accused of a breach of this Policy (although disclosure may be necessary in some cases to effectively conduct an investigation or support legal proceedings). It is expected that all reports to the Ethics Office will be made in good faith. Deliberately making false claims will result in disciplinary action.

c) Protection for Reporting

Retaliation or retribution against a team member for contacting the Ethics Office or for assisting or participating in an investigation of a complaint violates our ethical principles and will not be tolerated. If you feel you have been retaliated against, you should contact Human Resources or the Director-Ethics & Controls Compliance immediately.

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

 6.  Last Resort Resolution

If an ethical issue remains unresolved, the Ethics Work Group is available as the body of last resort to discuss the issue and guide the resolution of any conflict of interest or other ethical situation brought forward. Members of the Ethics Work Group are drawn from Risk Management, Corporate Affairs, Corporate Security, Chief Financial Officer and Human Resources. Their names and contact telephone numbers are listed on the company's internal website, under Ethics.

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

Problem

We recently hired someone who held an executive position with one of our competitors. This person was deeply involved in planning the competitor's expansion strategy, and has information that would be very valuable to us. Can we ask him to disclose this information?

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

Problem

Shelley's friend calls her at work in the Call Centre to talk about the TV personality who has just moved to the city. She asks Shelley to look up his address and phone number since this information is not listed in the public directory. Should Shelley look this up and provide the information?

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

We consciously apply high standards of courtesy, professionalism, and honesty in our interactions with customers, shareholders, suppliers, co-workers and the community. We are fair in representing others' products and services and do not improperly seek corporate trade secrets or confidential information belonging to others. This does not preclude gathering information with the owner's consent or from the public domain.

We are committed to free competition based upon the merits of our products and services and do not support any agreements, actions or concerted actions that restrict or impede fair competition in contravention of applicable law. Under certain circumstances, we may, for strategic marketing reasons, develop and contract services exclusively with a given partner. Legal Services must be consulted before all such arrangements are established.

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

Compliance with Laws

We comply with all applicable laws and regulations wherever we conduct business. Team members should be familiar with the laws and regulations that relate to their work and to comply with them. It is the responsibility of managers to ensure that members of their team are aware of their responsibilities in this regard and to seek advice from Legal Services or Regulatory Affairs in they are unsure.

International Operations

Many countries have laws that regulate the import and export of goods, services, software and technology for a variety of reasons, including national security and foreign policy. We will comply with all the laws of Canada and those of other countries that may apply, concerning the import and export of goods, services , software and technology.

In countries outside of Canada, customs vary regarding exchanging business courtesies. We will ensure that any exchange of business courtesies when conduciting business conforms to Canadian and local laes and TELUS standards. Particular care should be taken when dealing with government employees in this regard.

Public Safety

When working on customer premises and public thoroughfares, we safeguard the rights and safety of the customer, the public, the environment and ourselves. We are expected to report fit for work; such that our ability to work safely is not impaired by alcohol, drugs, medications or any other substance. Our actions in these instances not only reflect on us as individuals, but on TELUS as a whole. Team members are referred to the Alcohol and Drug Corporate Policy for further details.

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

Company Information

Technological change and an increasingly competitive environment make it essential for us to safeguard company information. Team members are referred to the Corporate Security Policies for further details on the classification and safeguarding of TELUS' information assets.

Unless specifically published for external use, and public dissemination has occurred, all company records, information, reports, data, plans, processes and methods are considered company information and are prohibited from disclosure without proper authorization. Access should be limited to those employees with a legitimate business reason to seek the information.

Team members, including past members, must not use or disclose corporate trade secrets, competitive information or other confidential, proprietary information to benefit themselves or others. In situations where we would be willing to share information, our Legal Services Department can draw up a confidentiality agreement or license agreement to protect TELUS.

No team member should knowingly invoke a software program or code that could damage TELUS' information assets. All team members are responsible for taking reasonable measures to ensure that software and data is clear of malicious code and safe for use in TELUS' electronic data processing environment. It is also important that you not share your computer access password.

Public Disclosure

TELUS is subject to strict securities rules regarding disclosure of financial and other material information to the public. Selective disclosure of confidential information by any team member can create liabilities for TELUS. All discussions about TELUS in a public environment should comply with the TELUS Policy on Corporate Disclosure and Confidentiality of Information, to which team members are referred for further details.

Examples of situations that may lead to inappropriate public disclosure include:

    * Participating in an investment-related discussion forum, chat room or bulletin board on the Internet. The team member must not disclose any confidential or material information about TELUS.
    * Contact with a member of the investment community or the media. All inquiries from these groups must be referred to those team members authorized to communicate on behalf of TELUS. For further information, contact Investor Relations or External Communications.
    * Presentations to business, educational and community groups using non-public TELUS information. Team members invited to make such presentations should receive approval from the VP Investor Relations or External Communications prior to accepting the invitation. In addition, all such public speeches and presentations must be provided in advance to Investor Relations and External Communications for review where requested by them.

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

Financial Transactions

It is expected all team members understand their role and responsibility for the company's financial transactions and records and follow approved procedures to protect, report, control, and accurately reflect these transactions.

It is a violation to falsify company records or documents (including, for example, contracts, orders, time sheets, adjustments and expense statements) and to misuse company-issued credit cards.

Team members whose duties involve authentication are responsible for the close scrutiny and timely verification of all documents upon which monies are paid out or received.

Property

We display pride of ownership on behalf of the TELUS team as we protect company facilities, equipment, tools, supplies, vehicles, property, communication networks and information systems against loss, theft, damage, vandalism, gross neglect, unauthorized use and unauthorized disposal.

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

Team members must not make adjustments to their own accounts or services, or to those of family members, friends, co-workers or acquaintances. Customer facing business units may exercise their discretion to establish procedures for the adjustment of team member accounts. Team members in Network Operations may only do so if specifically authorized by trouble ticket or customer order.

Team members are referred to the Corporate Security Policies for further details on the acceptable use of company equipment (including emails and internet use).

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

Problem

I am attending an important sales meeting next week and I have to prepare a presentation using slides and fairly complicated charts. My co-worker has the software I need to put the presentation together, and he has offered to lend it to me so I can install the program on my computer. Can I go ahead?

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

roblem

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

While Trina is attending the conference, Timothy goes browsing and spots the perfect gift for his parents' 40th wedding anniversary. It is a specialty item that cannot be purchased locally. Not only is it perfect, but it is on sale at a 40% discount off the regular price. That evening Timothy tells Trina about the gift and they talk about whether or not to buy it. They make several calls home to talk with Timothy's brother and sisters about the gift, using Trina's calling card. The next evening Trina and Timothy go to the store to purchase the gift, using the company credit card. While they know the card is for business use, they have left their personal credit cards at home and intend to repay the Company as soon as they get back home. They are both so excited about finding the perfect gift that neither realizes that Trina may be in serious trouble when she returns to the office.

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

Conflict of Interest

As team members, our first business loyalty must be to TELUS. We must avoid situations or relationships that may be harmful or detrimental to the best interests of the Company and result in a conflict of interest. A conflict arises whenever we face a choice between what is in our personal interest (financial or otherwise) and the interests of TELUS. We must not only avoid any actual or potential conflict of interest, but also situations where there is an appearance of conflict of interest or the perception of conflict of interest.

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

This guideline does not prohibit team members from holding publicly traded shares of an entity with which TELUS has a business relationship or a competitor provided that the team member does not have a significant investment in the entity and does not acquire the shares based on material undisclosed confidential information obtained as a result of employment with TELUS or by being a member of the Board of Directors of a TELUS company.

Relationships

Conflict of interest may occur when a team or family member gains personal benefit from a business relationship with TELUS, or from an outside business with which TELUS has a relationship such as a customer, supplier, contractor, consultant, agent, vendor, customer, channel partner or dealer. This personal benefit may take the form of an ownership interest in or a role as a director, officer or employee of an entity that is engaged in a business relationship with TELUS.

Team members may not participate in a decision to hire, transfer or promote a family member, or be in a position of direct or indirect position of influence over a family member. Team members may not supervise a family member nor have direct or indirect authority over employment-related decisions of a family member such as pay, performance ratings, work assignments, discipline, training or termination.

Family member is defined as a spouse (including common-law spouse and same sex partner), child, stepchild, parent, sibling, niece, nephew, aunt, uncle, cousin, grandparent, grandchild, in-law (including mother-in-law, father-in-law, son-in-law, daughter-in-law, sister-in-law, brother-in-law) or any person (other than domestic employees) residing in the same household as the TELUS team member.

TELUS Board members must disclose any family or personal relationship with TELUS team members or with TELUS job applicants to the Chair of the Corporate Governance Committee in order that the Committee may determine whether the relationship impacts the Director's independent status.

Situations may arise where broader familial relationships and other close personal associations cause real or perceived conflicts of interest or the possibility of real or perceived improper influence. Team members should be sensitive to these concerns and demonstrate good business judgment in the best interest of TELUS and in keeping with the spirit and intent of this policy. Any uncertainty should be discussed with the appropriate HR business partner.

Team members must not be involved in any negotiations or transactions with customers, suppliers, contractors, consultants, agents, vendors customers, or outside parties where the team member has a personal, commercial or financial interest in the outcome of the negotiations.

Board Members, Executives and Senior Finance Managers have a duty to disclose whether they have a relationship with the Company's External Auditor.

Competition

Conflict of interest may occur when a team member or family member gains personal benefit from an outside business in competition with TELUS.

Future Business

Over time, TELUS may expand into new businesses or change its product lines or services. Team members are responsible for re-examining their individual situations on a regular basis to avoid becoming involved in a conflict of interest situation where no such conflict previously existed.

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

It is not a conflict of interest to accept hospitality or entertainment, provided it is reasonable, and is within the limits of responsible and generally accepted business practices. However, team members should not accept gifts that are intended to influence, or appear to influence, a particular business decision. Acceptable benefits in the normal course of business for TELUS employees typically are less than $250 Canadian or the close equivalent in other currencies and include:

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

Case Studies

Problem

Arnold, a long time team TELUS member, and his wife have been looking for a way to make some extra money. His neighbour introduces them to a multi-level marketing firm that distributes hundreds of products at wholesale prices to individuals. The individuals, in turn, sell the items to others at higher-than-wholesale prices. Arnold's wife is confident she can sell the products and they would benefit from the extra income. However, as Arnold flips through the company catalogue, he sees the company sells products from a TELUS competitor. His neighbor insists Arnold's wife can and should sell everything in the catalogue. When Arnold points out the products in competition with products offered by TELUS, his neighbor tells Arnold that since his wife is not a team TELUS member it is okay for her to give her customers what they want.

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

Problem

Courtney recently married a fellow who runs his own business: he owns a local franchise selling a competitor's cellular phone service. Courtney and her husband have agreed not to talk about their business days. Instead their private conversations are filled with hopes and dreams for their future, discussion of hobbies and mutual family events. One day, Courtney's manager advises Courtney that she could be in a conflict of interest position. What should Courtney do?

Action

    Courtney is in a situation that may leave the impression of a conflict of interest. Even though she and her new husband have decided not to talk about their business lives, people outside the marriage-including her employer-may perceive she is in a conflict of interest position. Courtney should discuss her situation with her manager and identify the extent to which Courtney's access to TELUS' information could benefit her husband's company and develop alternatives to avoid any appearance of a conflict of interest.

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

Problem

Tashie, a contract administrator with TELUS, loves the mountains. She has mentioned her fondness for mountain parks a few times in general conversations with a particular company supplier. While seeking bids for a major order, Tashie receives a phone call from that supplier. He offers her and her family free use of his luxury vacation condominium. He says he is not using it and says it would be a shame to have it sit empty when he knows how much Tashie enjoys the mountains.

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

Problem

Susan is a customer service manager with TELUS and her nephew is seeking employment as an engineer with TELUS. Is Susan able to recommend her nephew for employment?

       Action

    To avoid a conflict of interest, Susan should have no involvement in the selection decision. However, she may provide a written personal reference to the appropriate HR recruitment manager.

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

Case Study

Problem

Our team was tasked to construct a specialized telephone network for a customer in a very restricted timeline. We chose a locally reputable contractor that was not on TELUS' preferred list of contractors because none of these contractors had the resources or skills to complete this project by the deadline. In our contractor selection we ensured it was not done at the expense of objective fair criteria such as quality service and price. What else should we do?

	Action
    We should also ensure our contractor is made aware of applicable TELUS policies specific to the work for which they are being engaged.



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 16, 2007
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary