Form 40-F
period 2007-12-31
TELUS CORP
filed 2008-03-14
CIK 868675

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007	Commission File Number 000-24876

TELUS Corporation

(Exact Name of Registrant as specified in its charter)

British Columbia, Canada

(Province or other jurisdiction of incorporation or organization)

4812

(Primary Standard Industrial Classification Code Number (if applicable))

8 – 555 Robson Street
Vancouver, British Columbia  V6B 3K9, Canada
(604) 697-8044

(Address and telephone number of Registrant’s principal executive offices)

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

8.0% Notes due 2011

5.00% Notes due 2013

4.50% Notes due 2012

4.95% Notes due 2017
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2007:

175,766,114 Common Voting Shares and 148,581,171 Non-Voting Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes 82-	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Based on the Registrant’s evaluation as of December 31, 2007 of the effectiveness of the design and operations of the Registrant’s disclosure controls and procedures under the supervision of the Audit Committee, including the Registrant’s Chief Executive Officer and Chief Financial Officer, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934 (the “Exchange Act”) are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission (“SEC”) rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

The report of management on our internal control over financial reporting is located under the heading “Management’s Annual Report on Internal Control Over Financial Reporting” in our audited consolidated financial statements, which are filed as Exhibit 99.4 to this annual report on Form 40-F and is incorporated by reference herein.

Attestation Report of the Registered Public Accounting Firm

The attestation report on our internal control over financial reporting is located under the heading “Report of Independent Registered Chartered Accountants” in our audited consolidated financial statements, which are filed as Exhibit 99.4 to this annual report on Form 40-F and is incorporated by reference herein.

Changes in Internal Controls

There were no changes in our internal control over financial reporting identified in connection with the above evaluation that occurred during the period covered by this annual report on Form 40-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

IDENTIFICATION OF AUDIT COMMITTEE

TELUS has a separately designated standing Audit Committee.  The current members of the Audit Committee are Brian F. MacNeill (Chair), Micheline Bouchard, Pierre Ducros, Ruston Goepel and Ron Triffo.  All members of the Committee are “independent” as such term is defined under applicable securities laws and applicable New York Stock Exchange (“NYSE”) rules.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors (the “Board”) of TELUS Corporation (“TELUS” or the “Registrant”) has determined that the Audit Committee Chair is an “audit committee financial expert” as such term is defined by U.S. securities laws and “independent” as noted above.  The information contained under the heading “Audit Committee” on page 39 of TELUS’ 2007 Annual Information Form, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.

CODE OF ETHICS

The Registrant has adopted an Ethics Policy that applies to all directors, officers, including the Chief Executive Officer and the Chief Financial Officer, and employees.  The Policy has been posted on the Registrant’s Internet website at telus.com.  The Policy is also available to any person, upon request, without charge by contacting TELUS Investor Relations at 1-800-667-4871 or 555 Robson Street, Vancouver, B.C. V6B 3K9.

The Board amended the Policy in February 2007 to add guidance and expectations of team members in regards to the Company’s commitment to environmental leadership and sustainable development, provide information concerning the Company’s record retention policy, and to make other amendments that were housekeeping in nature.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table is a summary of billing by Deloitte & Touche, LLP, as external auditors of TELUS, during the period from January 1, 2007 to December 31, 2007:

Type of work	Deloitte & Touche	%
Audit fees	$4,087,308	94.6
Audit-related fees	$203,191	4.7
Tax fees	$30,000	0.7
All other fees	—	—
Total	$4,320,499	100

The following table is a summary of billing by Deloitte & Touche, LLP, as external auditors of TELUS, during the period from January 1, 2006 to December 31, 2006:

Type of work	Deloitte & Touche	%
Audit fees	$3,857,244	94.11
Audit-related fees	$162,000	4.06
Tax fees	$72,763	1.83
All other fees
Total	$4,092,007	100

TELUS’ policy regarding pre-approval of all audit, audit related and non-audit services provided by its External Auditor is based upon compliance with the Sarbanes-Oxley Act of 2002, the subsequent implementation rule from the SEC titled “Final Rule: Strengthening the Commission’s Requirements Regarding Auditor Independence” and any additional determinations regarding impermissible services issued by the Public Company Accounting Oversight Board (PCAOB).

All requests for non-prohibited audit, audit related and non-audit services provided by TELUS’ External Auditor and its affiliates to TELUS are required to be pre-approved by the Audit Committee of TELUS’ Board of Directors.  To enable this, TELUS has implemented a process by which all requests for services involving the External Auditor are routed for review by the VP Risk Management and Chief Internal Auditor to validate that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request.  If the request passes this review, it is then forwarded to the Chief Financial Officer for further review.  Pending the Chief Financial Officer’s affirmation, the request is then presented to the Audit Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting.  If the timing of the request is urgent, it is provided to the Audit Committee Chair for his review, evaluation and pre-approval or denial on behalf of the Audit Committee (with the full committee’s review at the next scheduled quarterly meeting).  Throughout the year, the Audit Committee monitors the actual versus approved expenditure for each of the approved requests.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations” set forth under the heading “Commitments and Contingent Liabilities” set forth in the Management’s Discussion and Analysis filed as Exhibit 99.4 to this annual report on Form 40-F, is incorporated by reference herein.

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

Registrant:   TELUS Corporation

By:	“Audrey Ho”
Audrey T. Ho
Senior Vice President, General Counsel
and Corporate Secretary

Date: March 14, 2008

EXHIBIT INDEX

The following documents are filed as exhibits to this Form 40-F:

Exhibit
Number	Document

99.1.	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

99.2.	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

99.3.	Annual Information Form dated March 14, 2008

99.4.	Audited Consolidated Financial Statements as at and for the year ended December 31, 2007 and Management’s Discussion and Analysis

99.5.	Consent of Independent Registered Chartered Accountants

99.6.	Amended 2007 Ethics Policy