Form 40-F
period 2008-12-31
TELUS CORP
filed 2009-03-13
CIK 868675

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008                                              Commission File Number 000-24876

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

Securities registered pursuant to section 12(b) of the Act.

Title of Each Class	Name of each exchange On Which Registered
Non-Voting Shares	New York Stock Exchange

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2008:

174,817,514 Common Voting Shares and 142,831,858 Non-Voting Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes	☐	82-	No	☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

CONTROLS AND PROCEDURES	3
IDENTIFICATION OF AUDIT COMMITTEE	3
AUDIT COMMITTEE FINANCIAL EXPERT	3
CODE OF ETHICS	3
PRINCIPAL ACCOUNTANT FEES AND SERVICES	4
OFF-BALANCE SHEET ARRANGEMENTS	5
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	5
UNDERTAKING	5
SIGNATURES	6
EXHIBIT INDEX	7

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Based on the evaluation by TELUS Corporation (“TELUS” or the “Registrant”) as of December 31, 2008 of the effectiveness of the design and operations of the Registrant’s disclosure controls and procedures under the supervision of the Audit Committee, including the Registrant’s Chief Executive Officer and Chief Financial Officer, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934 (the “Exchange Act”) are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission (“SEC”) rules and forms.

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

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors (the “Board”) of TELUS has determined that the Audit Committee Chair is an “audit committee financial expert” as such term is defined by U.S. securities laws and “independent” as noted above. The information contained under the heading “Audit Committee” on page 44 of TELUS’ 2008 Annual Information Form, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.

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

The Board amended the Policy in 2008 to clarify that team members using TELUS-provided communications devices for personal use must comply with all TELUS policies, and to make other amendments that were housekeeping in nature.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table is a summary of billing by Deloitte & Touche LLP, as external auditors of TELUS, during the period from January 1, 2008 to December 31, 2008:

Type of work	Deloitte & Touche	%
Audit fees	$3,783,672	94.3
Audit-related fees	$184,500	4.6
Tax fees	$45,410	1.1
All other fees	—	—
Total	$4,013,582	100

The following table is a summary of billing by Deloitte & Touche LLP, as external auditors of TELUS, during the period from January 1, 2007 to December 31, 2007:

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

Registrant:             TELUS Corporation

By:	/s/ Audrey T. Ho
Audrey T. Ho
Senior Vice President, General Counsel and Corporate Secretary

Date:	March 13, 2009

EXHIBIT INDEX

The following documents are filed as exhibits to this Form 40-F:

Exhibit Number	Document

99.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

99.2	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

99.3	Annual Information Form dated March 13, 2009

99.4	Audited Consolidated Financial Statements as at and for the year ended December 31, 2008 and Management’s Discussion and Analysis

99.5	Consent of Independent Registered Chartered Accountants

99.6	Amended 2008 Ethics Policy