Form 40-F
period 2009-12-31
TELUS CORP
filed 2010-03-12
CIK 868675

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009                                           Commission File Number 000-24876

TELUS Corporation

(Exact Name of Registrant as specified in its charter)

British Columbia, Canada

(Province or other jurisdiction of incorporation or organization)

4812

(Primary Standard Industrial Classification Code Number (if applicable))

8 — 555 Robson Street

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

5.05% Notes due 2019

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form            ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2009:

174,819,020 Common Voting Shares and 142,875,516 Non-Voting Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes	☐	No	☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes	☐	No	☒

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Based on the evaluation by TELUS Corporation (“TELUS” or the “Registrant”) as of December 31, 2009 of the effectiveness of the design and operations of the Registrant’s disclosure controls and procedures under the supervision of the Audit Committee, including the Registrant’s Chief Executive Officer and Chief Financial Officer, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934 (the “Exchange Act”) are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission (“SEC”) rules and forms.

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

IDENTIFICATION OF AUDIT COMMITTEE

TELUS has a separately designated standing Audit Committee.  The current members of the Audit Committee are Brian F. MacNeill (Chair), William A. MacKinnon, John Lacey and Ron Triffo.  All members of the Committee are “independent” as such term is defined under applicable securities laws and applicable New York Stock Exchange (“NYSE”) rules.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors (the “Board”) of TELUS has determined that Brian A. MacNeill, the Audit Committee Chair, is an “audit committee financial expert” as such term is defined by U.S. securities laws and “independent” as noted above.  The information contained under the heading “Audit Committee” on page 23 of TELUS’ 2009 Annual Information Form, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.

CODE OF ETHICS

The Registrant has adopted an Ethics Policy that applies to all directors, officers, including the Chief Executive Officer and the Chief Financial Officer, and employees.  The Policy has been posted on the Registrant’s Internet website at about.telus.com.  The Policy is also available to any person, upon request, without charge by contacting TELUS Investor Relations at 1-800-667-4871 or 555 Robson Street, Vancouver, B.C. V6B 3K9.

The Board amended the Policy in 2009 to clarify that waivers of the Policy for executive officers or members of the Board of Directors must receive prior approval by the Board of Directors or its delegate and that such disclosures must be disclosed subject to the TELUS Policy on Corporate Disclosure and Confidentiality of Information.  Any waivers of the Policy for any other employees must receive prior approval from the Senior Vice-President, Chief General Counsel & Corporate Secretary, together with the Vice-President, Risk Management & Chief Internal Auditor and must be promptly reported to the Audit Committee.  The Board also made other minor amendments to the Policy.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table is a summary of billing by Deloitte & Touche LLP, as external auditors of TELUS, during the period from January 1, 2009 to December 31, 2009 (all amounts are in Canadian dollars):

Type of work	Deloitte & Touche	%
Audit fees	$3,744,786	95.8
Audit-related fees	$162,500	4.2
Tax fees	—	—
All other fees	—	—
Total	$3,907,286	100

The following table is a summary of billing by Deloitte & Touche LLP, as external auditors of TELUS, during the period from January 1, 2008 to December 31, 2008 (all amounts are in Canadian dollars):

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual obligations” set forth under the heading “Financial instruments, commitments and contingent liabilities” set forth in the Management’s Discussion and Analysis filed as Exhibit 99.4 to this annual report on Form 40-F, is incorporated by reference herein.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.            Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.            Consent to Service of Process

A Form F-X signed by the Registrant and its service of process was previously filed with the SEC.

SUMMARY OF SIGNIFICANT DIFFERENCES FROM NYSE CORPORATE GOVERNANCE RULES

A summary of significant ways in which corporate governance practices followed by TELUS differ from the corporate governance practices required to be followed by U.S. domestic companies under the New York Stock Exchange’s Listing Standards (disclosure required by section 303A.11 of the NYSE Listed Company Manual) is available on the Registrant’s corporate governance website at about.telus.com/governance/practices

INTERACTIVE DATA FILE

The Registrant is not currently required to submit to the SEC, nor post to its corporate website, an Interactive Data File.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:             TELUS Corporation

By:	“Audrey T. Ho”
Audrey T. Ho
Senior Vice President, Chief General Counsel and Corporate Secretary

Date:	March 12, 2010

EXHIBIT INDEX

The following documents are filed as exhibits to this Form 40-F:

Exhibit
Number	Document

99.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

99.2	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

99.3	Annual Information Form for the year ended December 31, 2009, dated March 10, 2010

99.4	Audited Consolidated Financial Statements as at and for the year ended December 31, 2009 and Management’s Discussion and Analysis

99.5	Consent of Independent Registered Chartered Accountants

99.6	Amended 2009 Ethics Policy