Form 40-F
period 2010-12-31
TELUS CORP
filed 2011-03-18
CIK 868675

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010	Commission File Number 000-24876

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

8.0% Notes due 2011

5.00% Notes due 2013

4.50% Notes due 2012

4.95% Notes due 2017

5.95% Notes due 2015

4.95% Notes due 2014

5.05% Notes due 2019

5.05% Notes due 2020

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2010:

174,915,546 Common Voting Shares and 147,448,586 Non-Voting Shares

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

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Based on the evaluation by TELUS Corporation (“TELUS” or the “Registrant”) as of December 31, 2010 of the effectiveness of the design and operations of the Registrant’s disclosure controls and procedures under the supervision of the Audit Committee, including the Registrant’s Chief Executive Officer and Chief Financial Officer, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934 (the “Exchange Act”) are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission (“SEC”) rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

The report of management on our internal control over financial reporting is located under the heading “Report of Management on Internal Control Over Financial Reporting” in our audited consolidated financial statements, which are filed as Exhibit 99.4 to this annual report on Form 40-F and is incorporated by reference herein.

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

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors (the “Board”) of TELUS has determined that Brian A. MacNeill, the Audit Committee Chair, and William A. MacKinnon are “audit committee financial experts” as such term is defined by U.S. securities laws and “independent” as noted above.  The information contained under the heading “Audit Committee” on page 25 of TELUS’ 2010 Annual Information Form, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.

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

The Board amended the Policy in February 2010 to add guidance on anti-bribery and anti-corruption and a requirement to fill out a conflict of interest questionnaire that is filed with the Ethics Office.  These amendments also clarified guidance on conflict of interest arising from outside employment, expanded the human rights section to list all grounds of discrimination under Canadian law and enhanced the health and safety provisions. The Board also made other minor amendments to the Policy that were housekeeping in nature.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table is a summary of billing by Deloitte & Touche LLP, as external auditors of TELUS, during the period from January 1, 2010 to December 31, 2010 (all amounts are in Canadian dollars):

Type of work	Deloitte & Touche LLP	%
Audit fees	$3,375,731	95.7
Audit-related fees	$150,404	4.3
Tax fees	—	—
All other fees	—	—
Total	$3,526,135	100

The following table is a summary of billing by Deloitte & Touche LLP, as external auditors of TELUS, during the period from January 1, 2009 to December 31, 2009 (all amounts are in Canadian dollars):

Type of work	Deloitte & Touche LLP	%
Audit fees	$3,744,786	95.8
Audit-related fees	$162,500	4.2
Tax fees	—	—
All other fees	—	—
Total	$3,907,286	100

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

SUMMARY OF SIGNIFICANT DIFFERENCES FROM NYSE CORPORATE GOVERNANCE RULES

A summary of significant ways in which corporate governance practices followed by TELUS differ from the corporate governance practices required to be followed by U.S. domestic companies under the New York Stock Exchange’s Listing Standards (disclosure required by section 303A.11 of the NYSE Listed Company Manual) is available on the Registrant’s corporate governance website at about.telus.com/governance/practices.html

INTERACTIVE DATA FILE

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
Audrey T. Ho
Senior Vice President, Chief General Counsel
and Corporate Secretary

Date:   March 18, 2011

EXHIBIT INDEX

The following documents are filed as exhibits to this Form 40-F:

Exhibit
Number	Document

99.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

99.2	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

99.3	Annual Information Form for the year ended December 31, 2010, dated March 16, 2011

99.4	Audited Consolidated Financial Statements as at and for the year ended December 31, 2010 and Management’s Discussion and Analysis

99.5	Consent of Independent Registered Chartered Accountants

99.6	Amended 2010 Ethics Policy