Form 40-F
period 2011-12-31
TELUS CORP
filed 2012-03-16
CIK 868675

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011	Commission File Number 000-24876

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
New York, New York 10011

(212) 590-9200

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2011:

174,915,546 Common Voting Shares and 149,933,165 Non-Voting Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐	No ☒

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Based on the evaluation by TELUS Corporation (“TELUS” or the “Registrant”) as of December 31, 2011 of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures under the supervision of the Audit Committee, including the Registrant’s Chief Executive Officer and Chief Financial Officer, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission’s (the “SEC”) rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

The report of management on our internal control over financial reporting is located under the heading “Report of Management on Internal Control Over Financial Reporting” in our audited consolidated financial statements, which are filed as Exhibit 99.4 to this annual report on Form 40-F, and is incorporated by reference herein.

Attestation Report of the Registered Public Accounting Firm

The attestation report on our internal control over financial reporting is located under the heading “Report of Independent Registered Chartered Accountants” in our audited consolidated financial statements, which are filed as Exhibit 99.4 to this annual report on Form 40-F and is incorporated by reference herein.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the above evaluation that occurred during the period covered by this annual report on Form 40-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

IDENTIFICATION OF THE AUDIT COMMITTEE

TELUS has a separately designated standing Audit Committee.  The current members of the Audit Committee are William A. MacKinnon (Chair), John Butler, Stockwell Day, John Lacey and Ron Triffo.  All members of the Audit Committee are “independent” as such term is defined under applicable securities laws and applicable New York Stock Exchange (“NYSE”) rules.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors (the “Board”) of TELUS has determined that William A. MacKinnon, the Audit Committee Chair, is an “audit committee financial expert” as such term is defined by U.S. securities laws and “independent” as noted above.  The information contained under the heading “Audit Committee” on page 30 of TELUS’ 2011 Annual Information Form, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.

CODE OF ETHICS

The Registrant has adopted an Ethics Policy that applies to all directors, officers, including the Chief Executive Officer and the Chief Financial Officer, and employees.  The Policy has been posted on the Registrant’s Internet website at about.telus.com.  The Policy is also available to any person, upon request, without charge by contacting TELUS Investor Relations by telephone at 1-800-667-4871 or by mail at 555 Robson Street, Vancouver, B.C. V6B 3K9.

The Board amended the Policy in February 2011 to clarify that all reporting of ethics breaches and annual review of the Policy will now be shared between the Human Resources and Compensation Committee and the Audit Committee and to add a provision regarding dealing with governments to ensure compliance with legal, regulatory and policy requirements in such areas as lobbying, gifts and benefits, conflict of interest, bribery and corruption, hiring ex-government employees and procurement processes.  The Board also made other minor amendments to the Policy that were housekeeping in nature.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table is a summary of billing by Deloitte & Touche LLP, as external auditors of TELUS (the “External Auditor”), during the period from January 1, 2011 to December 31, 2011 (all amounts are in Canadian dollars):

Type of work	Deloitte & Touche LLP	%
Audit fees(1)	$3,470,547	95.1
Audit-related fees(2)	$161,000	4.4
Tax fees(3)	$18,001	0.5
All other fees	—	—
Total	$3,649,548	100.0

(1)        Audit fees include fees for services rendered by the external auditors in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings.

(2)        Audit-related fees include fees for services rendered by the external auditors in relation to performing the audit of, or reviewing financial statements, that were not part of audit fees.  These include internal control reviews and consulting on financial accounting and reporting standards.

(3)        Tax fees relate to tax compliance, tax advice and tax planning.

The following table is a summary of billing by our External Auditor, during the period from January 1, 2010 to December 31, 2010 (all amounts are in Canadian dollars):

Type of work	Deloitte & Touche LLP	%
Audit fees(1)	$3,375,731	95.7
Audit-related fees(2)	$150,404	4.3
Tax fees	—	—
All other fees	—	—
Total	$3,526,135	100.0

(1)        Audit fees include fees for services rendered by the external auditors in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings.

(2)        Audit-related fees include fees for services rendered by the external auditors in relation to performing the audit of, or reviewing financial statements, that were not part of audit fees.  These include internal control reviews and consulting on financial accounting and reporting standards.

TELUS’ policy regarding pre-approval of all audit, audit related and non-audit services provided by its External Auditor is based upon compliance with the Sarbanes-Oxley Act of 2002, the subsequent implementation rule from the SEC titled “Final Rule: Strengthening the Commission’s Requirements

Regarding Auditor Independence” and any additional determinations regarding impermissible services issued by the Public Company Accounting Oversight Board.

All requests for non-prohibited audit, audit related and non-audit services provided by TELUS’ External Auditor and its affiliates to TELUS are required to be pre-approved by the Audit Committee of the Board.  To enable this, TELUS has implemented a process by which all requests for services involving the External Auditor are routed for review by the VP Risk Management and Chief Internal Auditor to validate that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request.  If the request passes this review, it is then forwarded to the Chief Financial Officer for further review.  Pending the Chief Financial Officer’s affirmation, the request is then presented to the Audit Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting.  If the timing of the request is urgent, it is provided to the Audit Committee Chair for his review, evaluation and pre-approval or denial on behalf of the Audit Committee (with the full committee’s review at the next scheduled quarterly meeting).  Throughout the year, the Audit Committee monitors the actual versus approved expenditure for each of the approved requests.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements. For information on TELUS’ real estate joint venture, which is accounted for using the equity method, and associated commitments, refer to Note 17 of our audited consolidated financial statements, which is filed as Exhibit 99.4.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual obligations” set forth on page 74 of the Management’s Discussion and Analysis filed as Exhibit 99.4 to this annual report on Form 40-F, is incorporated by reference herein.

INTERACTIVE DATA FILE

The Registrant is not currently required to submit to the SEC, nor post to its corporate website, an Interactive Data File.

MINE SAFETY DISCLOSURE

Not applicable.

SUMMARY OF SIGNIFICANT DIFFERENCES FROM NYSE CORPORATE GOVERNANCE RULES

A summary of significant ways in which corporate governance practices followed by TELUS differ from the corporate governance practices required to be followed by U.S. domestic companies under the New York Stock Exchange’s Listing Standards (disclosure required by section 303A.11 of the NYSE Listed Company Manual) is available on the Registrant’s corporate governance website at http://about.telus.com/community/english/investor_relations/corporate_governance/corporate_governance_practices

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

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

Registrant:                                      TELUS Corporation

By:	“Monique Mercier”
Monique Mercier
Senior Vice President, Chief Legal Officer
and Corporate Secretary

Date:   March 16, 2012

EXHIBIT INDEX

The following documents are filed as exhibits to this annual report on Form 40-F:

Exhibit
Number	Document

99.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

99.2	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

99.3	Annual Information Form for the year ended December 31, 2011, dated March 14, 2012

99.4	Audited Consolidated Financial Statements as at and for the year ended December 31, 2011 and Management’s Discussion and Analysis

99.5	Consent of Independent Registered Chartered Accountants

99.6	Amended 2011 Ethics Policy