Form 40-F
period 2012-12-31
TELUS CORP
filed 2013-03-15
CIK 868675

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012	Commission File Number 000-24876

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

Securities registered pursuant to section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2012:

174,915,546 Common Shares and 151,052,486 Non-Voting Shares

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

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Based on the evaluation by TELUS Corporation (“TELUS” or the “Registrant”) as of December 31, 2012 of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures under the supervision of the Audit Committee, including the Registrant’s Chief Executive Officer and Chief Financial Officer, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission’s (the “SEC”) rules and forms.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

TELUS has a separately designated standing Audit Committee.  The current members of the Audit Committee are William A. MacKinnon (Chair), John Butler, Stockwell Day, John Lacey and John Manley.  All members of the Audit Committee are “independent” as such term is defined under applicable securities laws and applicable New York Stock Exchange (“NYSE”) rules.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors (the “Board”) of TELUS has determined that William A. MacKinnon, the Audit Committee Chair, is an “audit committee financial expert” as such term is defined by U.S. securities laws and “independent” as noted above.  The information contained under the heading “Audit Committee” on page 32 of TELUS’ 2012 Annual Information Form, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.

CODE OF ETHICS

The Registrant has adopted an Ethics Policy that applies to all directors, officers, including the Chief Executive Officer and the Chief Financial Officer, and employees.  The Ethics Policy has been posted on the Registrant’s Internet website at about.telus.com.  The Policy is also available to any person, upon request, without charge by contacting TELUS Investor Relations by telephone at 1-800-667-4871 or by mail at 555 Robson Street, Vancouver, B.C. V6B 3K9.

The Board amended the Ethics Policy in February 2012 to make clarifications and minor amendments to the Policy that were housekeeping in nature.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table is a summary of billing by Deloitte LLP, as external auditors of TELUS (the “External Auditor”), during the period from January 1, 2012 to December 31, 2012 (all amounts are in Canadian dollars):

Type of work	Deloitte LLP	%
Audit fees(1)	$3,330,300	95.8
Audit-related fees(2)	$140,000	4.0
Tax fees(3)	$7,810	0.2
All other fees	—	—
Total	$3,478,110	100.0

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

The following table is a summary of billing by the External Auditor, during the period from January 1, 2011 to December 31, 2011 (all amounts are in Canadian dollars):

Type of work	Deloitte LLP	%
Audit fees(1)	$3,470,547	95.1
Audit-related fees(2)	$161,000	4.4
Tax fees(3)	$18,001	0.5
All other fees	—	—
Total	$3,649,548	100.0

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

TELUS’ policy regarding pre-approval of all audit, audit related and non-audit services provided by the External Auditor is based upon compliance with the Sarbanes-Oxley Act of 2002, the subsequent implementation rule from the SEC titled “Final Rule: Strengthening the Commission’s Requirements Regarding Auditor Independence” and any additional determinations regarding impermissible services issued by the Public Company Accounting Oversight Board.

All requests for non-prohibited audit, audit related and non-audit services provided by the External Auditor and its affiliates to TELUS are required to be pre-approved by the Audit Committee of the Board.  To enable this, TELUS has implemented a process by which all requests for services involving the External Auditor are routed for review by the VP Risk Management and Chief Internal Auditor to validate that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request.  If the request passes this review, it is then forwarded to the Chief Financial Officer for further review.  Pending the Chief Financial Officer’s affirmation, the request is then presented to the Audit Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting.  If the timing of the request is urgent, it is provided to the Audit Committee Chair for his review, evaluation and pre-approval or denial on behalf of the Audit Committee (with the Audit Committee’s review at the next scheduled quarterly meeting).  Throughout the year, the Audit Committee monitors the actual versus approved expenditure for each of the approved requests.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements. For information on TELUS’ real estate joint venture, which is accounted for using the equity method, and associated commitments, refer to Note 17 of our audited consolidated financial statements, which are filed as Exhibit 99.4 to this annual report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual obligations” set forth on page 44 of the Management’s Discussion and Analysis filed as Exhibit 99.4 to this annual report on Form 40-F, is incorporated by reference herein.

INTERACTIVE DATA FILE

The Registrant is not currently required to submit to the SEC, or post to its corporate website, an Interactive Data File.

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

B.            Consent to Service of Process

A Form F-X signed by the Registrant and its agent for service of process was previously filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:                                     TELUS Corporation

By:	/s/ “Monique Mercier
Monique Mercier
Senior Vice President, Chief Legal Officer
and Corporate Secretary

Date:   March 15, 2013

EXHIBIT INDEX

The following documents are filed as exhibits to this annual report on Form 40-F:

Exhibit
Number	Document

99.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

99.2	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

99.3	Annual Information Form for the year ended December 31, 2012, dated March 15, 2013

99.4	Audited Consolidated Financial Statements as at and for the year ended December 31, 2012 and Management’s Discussion and Analysis

99.5	Consent of Independent Registered Chartered Accountants

99.6	Amended 2012 Ethics Policy