Form 40-F
period 2013-12-31
TELUS CORP
filed 2014-03-14
CIK 868675

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013	Commission File Number 000-24876

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

3.35% Notes due 2024

4.40% Notes due 2043

3.60% Notes due 2021

5.15% Notes due 2043

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form      ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2013:

623,432,398 Common Shares

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

Yes  ☐                                        No  ☒

The annual report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the Registrant’s Registration Statements under the Act: Form S-8 (File No. 333-181463), Form F-3 (File No. 333-186874), and Form F-10 (File No. 333-192197).

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Based on the evaluation by TELUS Corporation (“TELUS” or the “Registrant”) as of December 31, 2013 of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures under the supervision of the Audit Committee, including the Registrant’s Chief Executive Officer and Chief Financial Officer, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission’s (the “SEC”) rules and forms.

It should be noted that while TELUS’ Chief Executive Officer and Chief Financial Officer believe that TELUS’ disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that TELUS’ disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

Attestation Report of Independent Registered Public Accounting Firm

The attestation report on our internal control over financial reporting is located under the heading “Report of Independent Registered Public Accounting Firm” in our audited consolidated financial statements, which are filed as Exhibit 99.4 to this annual report on Form 40-F, and is incorporated by reference herein.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the above evaluation that occurred during the period covered by this annual report on Form 40-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

IDENTIFICATION OF THE AUDIT COMMITTEE

TELUS has a separately designated standing Audit Committee.  The current members of the Audit Committee are Bill MacKinnon (Chair), Raymond Chan, Rusty Goepel, John Lacey and John Manley.  All members of the Audit Committee are “independent” as such term is defined under applicable securities laws and applicable New York Stock Exchange (“NYSE”) rules.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors (the “Board”) of TELUS has determined that Bill MacKinnon, the Audit Committee Chair, is an “audit committee financial expert” as such term is defined by U.S. securities laws and “independent” as noted above.  The information contained under the heading “Audit Committee” on page 34 of TELUS’ 2013 Annual Information Form, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.

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

The Board amended the Ethics Policy in February 2013 to reflect the most recent jurisprudence relating to the protection of team member information; to add additional independent reporting of accounting, internal accounting controls and auditing matters directly to the Executive Vice President, Chief Legal Officer and Corporate Secretary; and to add clarifications to existing provisions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table is a summary of billing by Deloitte LLP, as external auditors of TELUS (the “External Auditor”), during the period from January 1, 2013 to December 31, 2013 (all amounts are in Canadian dollars):

Type of work	Deloitte LLP	%
Audit fees(1)	$3,328,775	93.9
Audit-related fees(2)	$158,165	4.5
Tax fees(3)	$30,000	0.8
All other fees(4)	$28,300	0.8
Total	$3,545,240	100.0

(1)         Audit fees include fees for services rendered by the External Auditor in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings.

(2)         Audit-related fees include fees for services rendered by the External Auditor in relation to performing the audit of, or reviewing financial statements, that were not part of audit fees.

(3)         Tax fees relate to tax compliance, tax advice and tax planning.

(4)         All other fees include fees for services rendered by the External Auditor which are not in relation to the audit or review of our financial statements, such as spectrum specified procedures.

The following table is a summary of billing by the External Auditor, during the period from January 1, 2012 to December 31, 2012 (all amounts are in Canadian dollars):

Type of work	Deloitte LLP	%
Audit fees(1)	$3,330,300	95.8
Audit-related fees(2)	$140,000	4.0
Tax fees(3)	$7,810	0.2
All other fees	—	—
Total	$3,478,110	100.0

(1)         Audit fees include fees for services rendered by the External Auditor in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings.

(2)         Audit-related fees include fees for services rendered by the External Auditor in relation to performing the audit of, or reviewing financial statements, that were not part of audit fees.

(3)         Tax fees relate to tax compliance, tax advice and tax planning.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual obligations” set forth on page 46 of the Management’s Discussion and Analysis filed as Exhibit 99.4 to this annual report on Form 40-F, is incorporated by reference herein.

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

Registrant:            TELUS Corporation

By:	/s/ “Monique Mercier”
Monique Mercier
Executive Vice President, Chief Legal Officer and Corporate Secretary

Date:   March 14, 2014

EXHIBIT INDEX

The following documents are filed as exhibits to this annual report on Form 40-F:

Exhibit
Number	Document

99.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

99.2	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

99.3	Annual Information Form for the year ended December 31, 2013, dated March 14, 2014

99.4	Audited Consolidated Financial Statements as at and for the year ended December 31, 2013 and Management’s Discussion and Analysis

99.5	Consent of Independent Registered Public Accounting Firm

99.6	Amended 2013 Ethics Policy