Form 40-F
period 2014-12-31
TELUS CORP
filed 2015-03-20
CIK 868675

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014	Commission File Number 000-24876

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

None

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form      ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2014:

609,024,434 Common Shares

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

Yes ☐	No ☐

The annual report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the following of the Registrant’s Registration Statements under the Act: Form S-8 (File No. 333-181463), Form F-3 (File No. 333-186874), and Form F-10 (File No. 333-199916).

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Based on the evaluation by TELUS Corporation (“TELUS” or the “Registrant”) as of December 31, 2014 of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures under the supervision of the Audit Committee, including the Registrant’s Chief Executive Officer and Chief Financial Officer, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission’s (the “SEC”) rules and forms.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

TELUS has a separately designated standing Audit Committee.  The current members of the Audit Committee are Bill MacKinnon (Chair), Raymond Chan, Lisa de Wilde, Rusty Goepel, Mary Jo Haddad, John Lacey and John Manley.  All members of the Audit Committee are “independent” as such term is defined under applicable securities laws and applicable New York Stock Exchange (“NYSE”) rules.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors (the “Board”) of TELUS has determined that Bill MacKinnon, the Audit Committee Chair, is an “audit committee financial expert” as such term is defined by U.S. securities laws and “independent” as noted above.  The information contained under the heading “Audit Committee” on page 40 of TELUS’ 2014 Annual Information Form, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.

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

The Board amended the Ethics Policy in February 2014  to align with the new anti-bribery and corruption policy and to add clarifications to existing provisions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table is a summary of billing by Deloitte LLP, as external auditors of TELUS (the “External Auditor”), during the period from January 1, 2014 to December 31, 2014 (all amounts are in Canadian dollars):

Type of work	Deloitte LLP	%
Audit fees(1)	$4,039,975	87.1
Audit-related fees(2)	$135,067	2.9
Tax fees(3)	$385,499	8.3
All other fees(4)	$78,288	1.7
Total	$4,638,829	100.0

(1)         Includes fees for services rendered by the External Auditor in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings.

(2)         Includes fees for services rendered by the External Auditor in relation to the audit or review of our financial statements that were not part of audit fees.

(3)         Relates to tax compliance, tax advice and tax planning.

(4)         Includes fees for services rendered by the External Auditor that are not in relation to the audit or review of our financial statements, such as sustainability diagnostics procedures.

The following table is a summary of billing by the External Auditor, during the period from January 1, 2013 to December 31, 2013 (all amounts are in Canadian dollars):

Type of work	Deloitte LLP	%
Audit fees(1)	$3,328,775	93.9
Audit-related fees(2)	$158,165	4.5
Tax fees(3)	$30,000	0.8
All other fees(4)	$28,300	0.8
Total	$3,545,240	100.0

(1)         Includes fees for services rendered by the External Auditor in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings.

(2)         Includes fees for services rendered by the External Auditor in relation to the audit or review of our financial statements that were not part of audit fees.

(3)         Relates to tax compliance, tax advice and tax planning.

(4)         Includes fees for services rendered by the External Auditor that are not in relation to the audit or review of our financial statements, such as spectrum specific procedures.

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

SUMMARY OF SIGNIFICANT DIFFERENCES FROM NYSE CORPORATE GOVERNANCE RULES

A summary of significant ways in which corporate governance practices followed by TELUS differ from the corporate governance practices required to be followed by U.S. domestic companies under the New York Stock Exchange’s Listing Standards (disclosure required by section 303A.11 of the NYSE Listed Company Manual) is available on the Registrant’s corporate governance website at http://about.telus.com/community/english/investor_relations/corporate_governance/corporate_governance_practices.

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
Monique Mercier
Executive Vice President, Corporate Affairs, Chief Legal Officer and Corporate Secretary

Date:   March 19, 2015

EXHIBIT INDEX

The following documents are filed as exhibits to this annual report on Form 40-F:

Exhibit
Number	Document

99.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

99.2	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

99.3	Annual Information Form for the year ended December 31, 2014, dated March 19, 2015

99.4	Audited Consolidated Financial Statements as at and for the year ended December 31, 2014 and Management’s Discussion and Analysis

99.5	Consent of Independent Registered Public Accounting Firm

99.6	Amended 2014 Ethics Policy