Form 40-F
period 2015-12-31
TELUS CORP
filed 2016-03-11
CIK 868675

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015	Commission File Number 000-24876

TELUS Corporation

(Exact Name of Registrant as specified in its charter)

British Columbia, Canada

(Province or other jurisdiction of incorporation or organization)

4812

(Primary Standard Industrial Classification Code Number (if applicable))

7h Floor – 510 West Georgia Street
Vancouver, British Columbia V6B 0M3, Canada
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2015:

594,557,255 Common Shares

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

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Based on the evaluation by TELUS Corporation (“TELUS” or the “Registrant”) as of December 31, 2015 of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures under the supervision of the Audit Committee, including the Registrant’s Chief Executive Officer and Chief Financial Officer, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) are effective to a reasonable level of assurance to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission’s (the “SEC”) rules and forms.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

TELUS has a separately designated standing Audit Committee. The current members of the Audit Committee are Bill MacKinnon (Chair), Dick Auchinleck, Raymond Chan, Lisa de Wilde, Rusty Goepel, Mary Jo Haddad and Sabi Marwah. All members of the Audit Committee are “independent” as such term is defined under applicable securities laws and applicable New York Stock Exchange (“NYSE”) rules.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors (the “Board”) of TELUS has determined that Bill MacKinnon, the Audit Committee Chair, is an “audit committee financial expert” as such term is defined by U.S. securities laws and “independent” as noted above. The information contained under the heading “Audit Committee” on page 38 of TELUS’ year-end 2015 Annual Information Form, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.

CODE OF ETHICS

The Registrant has adopted a Code of Ethics and Conduct that applies to all directors, officers, including the Chief Executive Officer and the Chief Financial Officer, and employees. The Code of Ethics and Conduct has been posted on the Registrant’s Internet website at about.telus.com. The Code is also available to any person, upon request, without charge by contacting TELUS Investor Relations by telephone at 1-800-667-4871 or by mail at 768 Seymour Street, Vancouver, B.C. V6B 3K9.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table is a summary of billing by Deloitte LLP, as external auditor of TELUS (the “External Auditor”), during the period from January 1, 2015 to December 31, 2015 (all amounts are in Canadian dollars):

Type of work	Deloitte LLP	%
Audit fees(1)	$3,844,128	88.6
Audit-related fees(2)	$140,463	3.2
Tax fees(3)	$102,562	2.4
All other fees(4)	$253,724	5.8
Total	$4,340,877	100.0

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

(4)         Includes fees for services rendered by the External Auditor that are not in relation to the audit or review of our financial statements, such as sustainability diagnostics procedures and the community investment impact measurement.

The following table is a summary of billing by the External Auditor, during the period from January 1, 2014 to December 31, 2014 (all amounts are in Canadian dollars):

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

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual obligations” set forth on page 49 of the Management’s Discussion and Analysis filed as Exhibit 99.4 to this annual report on Form 40-F, is incorporated by reference herein.

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

Registrant:	TELUS Corporation

By:	“Monique Mercier”
Monique Mercier
Executive Vice President, Corporate Affairs, Chief Legal Officer and Corporate Secretary

Date:	March 10, 2016

EXHIBIT INDEX

The following documents are filed as exhibits to this annual report on Form 40-F:

Exhibit
Number	Document

99.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

99.2	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

99.3	Annual Information Form for the year ended December 31, 2015, dated March 10, 2015

99.4	Audited Consolidated Financial Statements as at and for the year ended December 31, 2015 and Management’s Discussion and Analysis

99.5	Consent of Independent Registered Public Accounting Firm

99.6	Amended 2016 Code of Ethics and Conduct