Form 40-F
period 2016-12-31
TELUS CORP
filed 2017-03-16
CIK 868675

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016	Commission File Number 001-15144

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2016:

590,424,956 Common Shares

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

The annual report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the following of the Registrant’s Registration Statements under the Act: Form S-8 (File No. 333-181463), Form F-3 (File No. 333-186874), and Form F-10 (File No. 333-213497).

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Based on the evaluation by TELUS Corporation (“TELUS” or the “Registrant”) as of December 31, 2016 of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures under the supervision of the Audit Committee, including the Registrant’s Chief Executive Officer and Chief Financial Officer, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) are effective to a reasonable level of assurance to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission’s (the “SEC”) rules and forms.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

TELUS has a separately designated standing Audit Committee.  The current members of the Audit Committee are Bill MacKinnon (Chair), Dick Auchinleck, Raymond Chan,  Sabi Marwah and David Mowat.  All members of the Audit Committee are “independent” as such term is defined under applicable securities laws and applicable New York Stock Exchange (“NYSE”) rules.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors (the “Board”) of TELUS has determined that Bill MacKinnon, the Audit Committee Chair, is an “audit committee financial expert” as such term is defined by U.S. securities laws and “independent” as noted above.  The information contained under the heading “Audit Committee” on page 24 of TELUS’ year-end 2016 Annual Information Form, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.

CODE OF ETHICS

The Registrant has adopted a Code of Ethics and Conduct that applies to all directors, officers, including the Chief Executive Officer and the Chief Financial Officer, and employees.  The Code of Ethics and Conduct has been posted on the Registrant’s Internet website at http://about.telus.com/community/english/investor_relations/corporate_governance/ethics.  The Code is also available to any person, upon request, without charge by contacting TELUS Investor Relations by telephone at 1-800-667-4871 or by mail at 510 W. Georgia Street, 8th Floor, Vancouver, B.C. V6B 0M3.

The Board amended the Ethics Policy in February 2016 and in February 2017 to make minor clarifications to existing provisions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table is a summary of billing by Deloitte LLP, as external auditor of TELUS (the “External Auditor”), during the period from January 1, 2016 to December 31, 2016 (all amounts are in Canadian dollars):

Type of work	Deloitte LLP	%
Audit fees(1)	$4,137,606	92.3
Audit-related fees(2)	$132,945	3.0
Tax fees(3)	$17,700	0.4
All other fees(4)	$196,892	4.4
Total	$4,485,143	100.0

(1)         Includes fees for services rendered by the External Auditor in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings.

(2)         Includes fees for translation services rendered by the External Auditor in relation to the audit or review of our financial statements that were not part of audit fees.

(3)         Relates to tax compliance, tax advice and tax planning.

(4)         Includes fees for services rendered by the External Auditor that were not in relation to the audit or review of our financial statements, such as the community investment impact measurement (2015/2016) and privacy data insights (2016).

The following table is a summary of billing by the External Auditor, during the period from January 1, 2015 to December 31, 2015 (all amounts are in Canadian dollars):

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual obligations” set forth on page 48 of the Management’s Discussion and Analysis filed as Exhibit 99.4 to this annual report on Form 40-F, is incorporated by reference herein.

INTERACTIVE DATA FILE

The Registrant is not currently required to submit to the SEC, or post to its corporate website, an Interactive Data File.

MINE SAFETY DISCLOSURE

Not applicable.

SUMMARY OF SIGNIFICANT DIFFERENCES FROM NYSE CORPORATE GOVERNANCE RULES

A summary of significant ways in which corporate governance practices followed by TELUS differ from the corporate governance practices required to be followed by U.S. domestic companies under the New York Stock Exchange’s Listing Standards (disclosure required by section 303A.11 of the NYSE Listed Company Manual) is available on the Registrant’s corporate governance website at http://about.telus.com/community/english/investor_relations/corporate_governance/governance_practices

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

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

Registrant:	TELUS Corporation

By:	“Monique Mercier”
Monique Mercier
Executive Vice President, Corporate Affairs and Chief Legal and Governance Officer

Date:	March 16, 2017

EXHIBIT INDEX

The following documents are filed as exhibits to this annual report on Form 40-F:

Exhibit
Number	Document

99.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

99.2	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

99.3	Annual Information Form for the year ended December 31, 2016, dated March 15, 2017

99.4	Audited Consolidated Financial Statements as at and for the year ended December 31, 2016 and Management’s Discussion and Analysis

99.5	Consent of Independent Registered Public Accounting Firm

99.6	Amended 2017 Code of Ethics and Conduct