Form 40-F
period 2019-12-31
TELUS CORP
filed 2020-02-13
CIK 868675

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019	Commission File Number 001-15144

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2019:

604,586,502 Common Shares

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

The annual report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the following of the Registrant’s Registration Statements under the Act: Form S-8s (File Nos. 333-125486 and 333-181463), Form F-3D (File No. 333-232967), and Form F-10 (File No. 333-232601).

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Based on the evaluation by TELUS Corporation (“TELUS” or the “Registrant”) as of December 31, 2019 of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures under the supervision of the Audit Committee, including the Registrant’s Chief Executive Officer and Chief Financial Officer, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) are effective to a reasonable level of assurance to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission’s (the “SEC”) rules and forms, and to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

TELUS has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act.  The current members of the Audit Committee are David Mowat (Chair), Christine Magee, Marc Parent and Denise Pickett.  All members of the Audit Committee are “independent” as such term is defined under applicable securities laws and applicable New York Stock Exchange (“NYSE”) rules.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors (the “Board”) of TELUS has determined that David Mowat, the Audit Committee Chair is the “audit committee financial expert” as such term is defined by U.S. securities laws and “independent” as noted

above.  The information contained under the heading “Audit Committee” starting on page 22 of TELUS’ year-end 2019 Annual Information Form, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.

CODE OF ETHICS

The Registrant has adopted a Code of Ethics and Conduct (the “Code”) that applies to all directors, officers, including the Chief Executive Officer and the Chief Financial Officer, and employees.  The Code has been posted on the Registrant’s Internet website at https://www.telus.com/en/about/policies-and-disclosures/code-of-ethics-and-conduct.   The Code is also available to any person, upon request, without charge by contacting TELUS Investor Relations by telephone at 1-800-667-4871 or by mail at 510 W. Georgia Street, 8th Floor, Vancouver, B.C. V6B 0M3. The Code was amended in November 2019 to make minor clarifications to existing provisions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table is a summary of billing by Deloitte LLP, as external auditor of TELUS (the “External Auditor”), during the period from January 1, 2019 to December 31, 2019 (all amounts are in Canadian dollars):

Type of work	$ (millions)%
Audit fees(1)	2.776	38.7%
Audit-related fees(2)	4.038	56.4%
Tax fees(3)	0.060	0.8%
All other fees(4)	0.296	4.1%
Total	7.170	100.0%

(1) Includes fees for services rendered by the External Auditor in relation to the audit and review of our financial statements.

(2) Includes fees for audits and reviews of subsidiaries, service organization control reports, pension-related audits and translation services that were not part of audit fees.

(3) Relates to tax compliance, tax advice and tax planning.

(4) Includes fees for services rendered by the External Auditor that were not in relation to the audit or review of our financial statements, such the Human Capital Consulting Engagement and Diversity Benchmarking report.

The following table is a summary of billing by the External Auditor, during the period from January 1, 2018 to December 31, 2018 (all amounts are in Canadian dollars):

Type of work	$ (millions)%
Audit fees(1)	2.622	44.4%
Audit-related fees(2)	3.057	51.8%
Tax fees(3)	0.207	3.5%
All other fees(4)	0.015	0.3%
Total	5.902	100.0%

(1) Includes fees for services rendered by the External Auditor in relation to the audit and review of our financial statements. The audit fees for 2018 have been reclassified to conform with presentation adopted for 2019.

(2) Includes fees for audits and reviews of subsidiaries, service organization control reports, pension-related audits, and translation services that were not part of audit fees. The audit-related fees for 2018 have been reclassified to conform with the presentation adopted for 2019 and to exclude the flow-through Canadian Public Accountability Board fee of $43,659.

(3) Relates to tax compliance, tax advice and tax planning.

(4) Includes fees for services rendered by the External Auditor that were not in relation to the audit or review of our financial statements, such the Telecom pricing gazette.

All requests for non-prohibited audit, audit-related and non-audit services provided by the External Auditor and its affiliates to TELUS are required to be pre-approved by the Audit Committee of the Board.  To enable this, TELUS has implemented a process by which all requests for services involving the External Auditor are routed for review by the VP Risk Management and Chief Internal Auditor to validate that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request.  If the request passes this review, it is then forwarded to the Chief Financial Officer for further review.  Pending the Chief Financial Officer’s affirmation, the request is then presented to the Audit Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting.  If the timing of the request is urgent, it is provided to the Audit Committee Chair for his review, evaluation and pre-approval or denial on behalf of the Audit Committee (with the Audit Committee’s review at the next scheduled quarterly meeting).  Throughout the year, the Audit Committee monitors the actual versus approved expenditure for each of the approved requests. During the fiscal year ended December 31, 2019, the Audit Committee did not approve any of the fees captioned in the table above subject to waiver of pre-approval provisions set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Commitments and contingent liabilities - Contractual obligations as at December 31, 2019” set forth on page 59 of the Management’s Discussion and Analysis filed as Exhibit 99.4 to this annual report on Form 40-F, is incorporated by reference herein.

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

EXHIBIT INDEX

The following documents are filed as exhibits to this annual report on Form 40-F:

Exhibit
Number	Document

99.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

99.2	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

99.3	Annual Information Form for the year ended December 31, 2019, dated February 13, 2020

99.4	Audited Consolidated Financial Statements as at and for the years ended December 31, 2019 and 2018 and Management’s Discussion and Analysis

99.5	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase

101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase

101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:            TELUS Corporation

By:	/s/ Andrea Wood
Andrea Wood
Chief Legal and Governance Officer

Date:   February 13, 2020