Form 40-F/A
period 2019-12-31
TELUS CORP
filed 2020-02-14
CIK 868675

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(AMENDMENT NO. 1)

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

☐ Annual information form      ☒ Audited annual financial statements

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

EXPLANATORY NOTE

TELUS Corporation (the “Company” or the “Registrant”) is filing this Amendment No. 1 to Form 40-F (“Amendment No. 1”) to the Company’s Annual Report on Form 40-F, dated February 13, 2020 (the “Original Form 40-F”), for the sole purpose of submitting XBRL (eXtensible Business Reporting Language) Interactive Data, which was inadvertently omitted from the Original Form 40-F due to a technical error.

Except as set forth above, this Amendment No. 1 speaks as of the time of filing the Original Form 40-F, does not reflect events that may have occurred subsequent to such filing, and does not modify or update any of the disclosures in the Original Form 40-F.

EXHIBIT INDEX

The following documents are filed as exhibits to this annual report on Form 40-F:

Exhibit
Number	Document

99.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

99.2	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

99.3*	Annual Information Form for the year ended December 31, 2019, dated February 13, 2020

99.4	Audited Consolidated Financial Statements as at and for the years ended December 31, 2019 and 2018 and Management’s Discussion and Analysis

99.5*	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase

101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase

101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase

* Previously filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:            TELUS Corporation

By:	/s/ Andrea Wood
Andrea Wood
Chief Legal and Governance Officer

Date:   February 14, 2020