Form 40-F
period 2020-12-31
TELUS CORP
filed 2021-02-11
CIK 868675

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020	Commission File Number 001-15144

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

Securities registered pursuant to section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	TU	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form    ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020:

1,291,392,613 Common Shares

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

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☒

This annual report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the following of the Registrant’s Registration Statements under the Securities Act of 1933, as amended: Form S-8s (File Nos. 333-125486 and 333-181463), Form F-3D (File No. 333-232967), and Form F-10 (File No. 333-238061).

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Based on the evaluation by TELUS Corporation (“TELUS” or the “Registrant”) as of December 31, 2020 of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures under the supervision of the Audit Committee, including the Registrant’s Chief Executive Officer and Chief Financial Officer, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) are effective to a reasonable level of assurance to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission’s (the “SEC”) rules and forms, and to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Attestation Report of Independent Registered Public Accounting Firm

The attestation report on our internal control over financial reporting is located under the heading "Report of Independent Registered Public Accounting Firm" in our audited consolidated financial statements, which are filed as Exhibit 99.4 to this annual report on Form 40-F, and is incorporated by reference herein.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the above evaluation that occurred during the period covered by this annual report on Form 40-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

IDENTIFICATION OF THE AUDIT COMMITTEE

TELUS has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The current members of the Audit Committee are David Mowat (Chair), Christine Magee and Denise Pickett. All members of the Audit Committee are “independent” as such term is defined under applicable securities laws and applicable New York Stock Exchange (“NYSE”) rules.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors (the “Board”) of TELUS has determined that David Mowat, the Audit Committee Chair, is the “audit committee financial expert” as such term is defined by U.S. securities laws and “independent” as noted

above. The information contained under the heading “Audit Committee” starting on page 28 of TELUS’ year-end 2020 Annual Information Form, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table is a summary of billing by Deloitte LLP, as external auditor of TELUS (the “External Auditor”), during the period from January 1, 2020 to December 31, 2020 (all amounts are in Canadian dollars):

Type of work	$ (millions)%
Audit fees(1)	2.415	27.2
Audit-related fees(2)	5.810	65.4
Tax fees(3)	0.405	4.6
All other fees(4)	0.247	2.8
Total	8.877	100.0

(1)	Includes fees for services rendered by Deloitte in relation to the audit and review of our financial statements.
(2)	Includes fees for audits in relation to our statutory and regulatory filings, audits and reviews of subsidiaries, pension-related audits, customer required reviews and translation services rendered by Deloitte in relation to the audit or review of our financial statements that were not part of audit fees.
(3)	Relates to tax compliance, tax advice and tax planning.
(4)	Includes fees for services rendered by Deloitte that were not in relation to the audit or review of our financial statements, such as Board Effectiveness Assessment, M&A Due Diligence and other Specified Procedures.

The following table is a summary of billing by the External Auditor, during the period from January 1, 2019 to December 31, 2019 (all amounts are in Canadian dollars):

Type of work	$ (millions)%
Audit fees(1)	2.776	38.7
Audit-related fees(2)	4.038	56.4
Tax fees(3)	0.060	0.8
All other fees(4)	0.296	4.1
Total	7.170	100.0

(1)	Includes fees for services rendered by the External Auditor in relation to the audit and review of our financial statements.
(2)	Includes fees for audits and reviews of subsidiaries, service organization control reports, pension-related audits and translation services that were not part of audit fees.
(3)	Relates to tax compliance, tax advice and tax planning.
(4)	Includes fees for services rendered by the External Auditor that were not in relation to the audit or review of our financial statements, such as the Human Capital Consulting Engagement and Diversity Benchmarking report.

All requests for non-prohibited audit, audit-related and non-audit services provided by the External Auditor and its affiliates to TELUS are required to be pre-approved by the Audit Committee of the Board. To enable this, TELUS has implemented a process by which all requests for services involving the External Auditor are routed for review by the VP Risk Management and Chief Internal Auditor to validate that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request. If the request passes this review, it is then forwarded to the Chief Financial Officer for further review. Pending the Chief Financial Officer’s affirmation, the request is then presented to the Audit Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting. If the timing of the request is urgent, it is provided to the Audit Committee Chair for his review, evaluation and pre-approval or denial on behalf of the Audit Committee (with the Audit Committee’s review at the next scheduled quarterly meeting). Throughout the year, the Audit Committee monitors the actual versus approved expenditure for each of the approved requests. During the fiscal year ended December 31, 2020, the Audit Committee did not approve any of the fees captioned in the table above subject to waiver of pre-approval provisions set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Commitments and contingent liabilities - Contractual obligations as at December 31, 2020” set forth on page 64 of the Management’s Discussion and Analysis filed as Exhibit 99.4 to this annual report on Form 40-F, is incorporated by reference herein.

MINE SAFETY DISCLOSURE

Not applicable.

SUMMARY OF SIGNIFICANT DIFFERENCES FROM NYSE CORPORATE GOVERNANCE RULES

A summary of significant ways in which corporate governance practices followed by TELUS differ from the corporate governance practices required to be followed by U.S. domestic companies under the New York Stock Exchange’s Listing Standards (disclosure required by section 303A.11 of the NYSE Listed Company Manual) is available on the Registrant’s corporate governance website at https://www.telus.com/en/about/investor-relations/corporate-governance/statement-of-our-governance-practices.

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

The Registrant has previously filed with the SEC a Form F-X in connection with the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.

EXHIBIT INDEX

The following documents are filed as exhibits to this annual report on Form 40-F:

Exhibit
Number	Document

99.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

99.2	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

99.3	Annual Information Form for the year ended December 31, 2020, dated February 11, 2021

99.4	Audited Consolidated Financial Statements as at and for the years ended December 31, 2020 and 2019 and Management’s Discussion and Analysis

99.5	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase

101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase

101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase

5

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: TELUS Corporation

By:	/s/ Andrea Wood
Andrea Wood
Chief Legal and Governance Officer

Date: February 11, 2021

