Form 40-F
period 2024-12-31
TELUS CORP
filed 2025-02-13
CIK 868675

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024	Commission File Number 001-15144

TELUS Corporation

(Exact Name of Registrant as specified in its charter)

British Columbia, Canada

(Province or other jurisdiction of incorporation or organization)

4812

(Primary Standard Industrial Classification Code Number (if applicable))

23rd Floor – 510 West Georgia Street
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024:

1,503,529,135 Common Shares

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

☐

This annual report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the following of the Registrant’s Registration Statements under the Securities Act of 1933, as amended: Form S-8s (File Nos. 333-125486, 333-181463 and 333-268186), Form F-3D (File No. 333-258770) and Form F-10 (File No. 333-281233).

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Based on the evaluation by TELUS Corporation (“TELUS” or the “Registrant”) as of December 31, 2024 of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures under the supervision of the Audit Committee, including the Registrant’s Chief Executive Officer and Chief Financial Officer, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) are effective to a reasonable level of assurance to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission’s (the “SEC”) rules and forms, and to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

TELUS has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The current members of the Audit Committee are David Mowat (Chair), Hazel Claxton, Thomas Flynn, Martha Hall Findlay, Christine Magee, Denise Pickett and Sean Willy. All members of the Audit Committee are “independent” as such term is defined under applicable securities laws and applicable New York Stock Exchange (“NYSE”) rules.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors (the “Board”) of TELUS has determined that each of David Mowat, the Audit Committee Chair, Hazel Claxton and Tom Flynn is an “audit committee financial expert” as such term is defined by U.S. securities laws and “independent” as noted above. The information contained under the heading “Audit Committee” starting on page 28 of TELUS’ year-end 2024 Annual Information Form, filed as Exhibit 99.3 to this annual report on Form 40-F, is incorporated by reference herein.

CODE OF ETHICS

The Registrant has adopted a Code of Ethics and Conduct (the “Code”) that applies to all directors, officers, including the Chief Executive Officer and the Chief Financial Officer, and employees. The Code has been posted on the Registrant’s Internet website at https://www.telus.com/en/about/policies-and-disclosures/code-of-ethics-and-conduct. The Code is also available to any person, upon request, without charge by contacting TELUS Investor Relations by telephone at 1-800-667-4871 or by mail at 510 W. Georgia Street, 23rd Floor, Vancouver, B.C. V6B 0M3.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table is a summary of billing by Deloitte LLP (PCAOB ID No. 1208), as external auditor of TELUS (the “External Auditor”), during the period from January 1, 2024 to December 31, 2024 (all amounts are in Canadian dollars):

Type of work	$ (millions)%
Audit fees(1)	5.045	34.0
Audit-related fees(2)	8.239	55.6
Tax fees(3)	0.692	4.7
All other fees(4)	0.846	5.7
Total	14.823	100.0
(1)	Includes fees for services rendered by Deloitte in relation to the audit and review of our financial statements.
(2)	Includes fees for audits in relation to our statutory and regulatory filings, audits and reviews of subsidiaries including TELUS International (Cda) Inc., pension-related audits, customer required reviews and translation services rendered by Deloitte in relation to the audit or review of our financial statements that were not part of audit fees.
(3)	Relates to tax compliance, tax advice and tax planning.
(4)	Includes fees for services rendered by Deloitte that were not in relation to the audit or review of our financial statements, such as Sustainability Reporting Advisory (2024), Technology Due Diligence (2024), Electronics Recycling Process Improvements (2024) and AI/GenAI Capabilities Assessment and Benchmarking (2024).

The following table is a summary of billing by the External Auditor, during the period from January 1, 2023 to December 31, 2023 (all amounts are in Canadian dollars):

Type of work	$ (millions)%
Audit fees(1)	4.096	32.7
Audit-related fees(2)	7.978	63.6
Tax fees(3)	0.463	3.7
All other fees	—	0.0
Total	12.537	100.0
(1)	Includes fees for services rendered by Deloitte in relation to the audit and review of our financial statements.
(2)	Includes fees for audits in relation to our statutory and regulatory filings, audits and reviews of subsidiaries including TELUS International (Cda) Inc., pension-related audits, customer required reviews and translation services rendered by Deloitte in relation to the audit or review of our financial statements that were not part of audit fees.
(3)	Relates to tax compliance, tax advice and tax planning.

All requests for non-prohibited audit, audit-related and non-audit services provided by the External Auditor and its affiliates to TELUS are required to be pre-approved by the Audit Committee of the Board. To enable this, TELUS has implemented a process by which all requests for services involving the External Auditor are routed for review by the VP Risk Management and Chief Internal Auditor to validate that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request. If the request passes this review, it is then forwarded to the Chief Financial Officer for further review. Pending the Chief Financial Officer’s affirmation, the request is then presented to the Audit Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting. If the timing of the request is urgent, it is provided to the Audit Committee Chair for his review, evaluation and pre-approval or denial on behalf of the Audit Committee (with the Audit Committee’s review at the next scheduled quarterly meeting). Throughout the year, the Audit Committee monitors the actual versus approved expenditure for each of the approved requests. During the fiscal year ended December 31, 2024, the Audit Committee did not approve any of the fees captioned in the table above subject to waiver of pre-approval provisions set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Commitments and contingent liabilities - Contractual obligations as at December 31, 2024” set forth on page 55 of the Management’s Discussion and Analysis filed as Exhibit 99.4 to this annual report on Form 40-F, is incorporated by reference herein.

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

EXHIBIT INDEX

The following documents are filed as exhibits to this annual report on Form 40-F:

Exhibit Number	Document
97	Incentive Compensation Recovery Policy, incorporated by reference to Exhibit 97 of the Registrant's annual report on Form 40 - F filed with the SEC on February 9, 2024.

99.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

99.2	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

99.3	Annual Information Form for the year ended December 31, 2024, dated February 13, 2025

99.4	Audited Consolidated Financial Statements as at and for the years ended December 31, 2024 and 2023 and Management’s Discussion and Analysis

99.5	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase

101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase

101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: TELUS Corporation

By:	/s/ Andrea Wood
Andrea Wood
Executive Vice President and Chief Legal and Governance Officer

Date:	February 13, 2025